    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 21, 2008



                                           REGISTRATION STATEMENT NO. 333-152265
                                                                       811-21262


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                    FORM N-4



                REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             PRE-EFFECTIVE AMENDMENT NO. 1                               [X]
                              POST-EFFECTIVE AMENDMENT NO.                               [ ]
                                          AND
            REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                    AMENDMENT NO. 89                                     [X]





                        (Check Appropriate box or boxes.)

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                           (Exact name of Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                               (Name of Depositor)


           1300 HALL BOULEVARD, BLOOMFIELD, CONNECTICUT 06002 -- 2910

              (Address of Depositor's Principal Executive Offices) Depositor's Telephone Number, including area code: (860) 308-1000

                              MARIE C. SWIFT, ESQ.
                       METROPOLITAN LIFE INSURANCE COMPANY
                               501 BOYLSTON STREET
                                BOSTON, MA 02116
                     (Name and Address of Agent for Service)

                                    ---------

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVENESS OF THE REGISTRATION
STATEMENT.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

TITLE OF SECURITIES BEING REGISTERED: INDIVIDUAL VARIABLE ANNUITY CONTRACTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            VINTAGE XTRA(SM) ANNUITY
                  VINTAGE XTRA (SERIES II)(SM) VARIABLE ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT


                       SUPPLEMENT DATED NOVEMBER 24, 2008

                     TO THE PROSPECTUS DATED APRIL 28, 2008


1.  COMBINATION OF SEPARATE ACCOUNTS



Effective November 24, 2008, the Company combined MetLife of CT Fund BD III for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.


In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR PROSPECTUS TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Variable Funding Options available under your Contract have not changed as a result of the Combination.
     - Your Contract Value is allocated to the same Variable Funding Options (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.


After the Combination, the financial statements will report assets and liabilities on a combined basis. The financial statements also will combine any subaccounts that invest in the same Variable Funding Option and illustrate unit values as a range.


If you have any questions, please contact us at 800-842-9325.


2.  FEE TABLES



Expenses shown in the fee tables do not include any premium taxes of up to 3.5% (see "Charges and Deductions--Premium Tax") or other taxes, which may apply.

3.  THE ANNUITY CONTRACT--THE VARIABLE FUNDING OPTIONS



Each Underlying Fund has different investment objectives and risks. THE UNDERLYING FUND PROSPECTUSES CONTAIN MORE DETAILED INFORMATION ON EACH UNDERLYING FUND'S INVESTMENT STRATEGY, INVESTMENT ADVISERS AND ITS FEES. YOU MAY OBTAIN AN UNDERLYING FUND PROSPECTUS BY CALLING 800-842-9325 OR THROUGH YOUR REGISTERED REPRESENTATIVE. YOU SHOULD READ THE PROSPECTUSES FOR THE UNDERLYING FUNDS CAREFULLY. We do not guarantee the investment results of the Underlying Funds.



4.  OTHER INFORMATION--CONFORMITY WITH STATE AND FEDERAL LAWS



The Prospectus describes all material features and benefits of the Contract. The language in the Prospectus determines your rights under the federal securities laws.



5.  OTHER INFORMATION--THE INSURANCE COMPANY



Effective September 22, 2008, the Company is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910. Please note, however, that for the purpose of administering your Contract, the addresses indicated in the definition of "Home Office" in the Glossary remain the same.



        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                      VINTAGE XTRA(SM) ANNUITY PROSPECTUS:

                METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES
                 METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES
                                 APRIL 28, 2008

This prospectus describes VINTAGE XTRA ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") and any associated Purchase Payment Credits accumulate on a variable and/or, subject to availability, fixed basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 28, 2008 are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Harris Oakmark International
  American Funds Global Growth Fund                   Portfolio -- Class A
  American Funds Growth Fund                       Janus Forty Portfolio -- Class A
  American Funds Growth-Income Fund                Lazard Mid Cap Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE PRODUCTS            Lord Abbett Growth and Income
  Contrafund(R) Portfolio -- Service Class            Portfolio -- Class B
  Mid Cap Portfolio -- Service Class 2             Lord Abbett Mid Cap Value
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS        Portfolio -- Class B
  TRUST -- CLASS 2                                 Met/AIM Capital Appreciation
  Franklin Income Securities Fund                     Portfolio -- Class A
  Templeton Foreign Securities Fund                Met/AIM Small Cap Growth Portfolio -- Class
JANUS ASPEN SERIES -- SERVICE SHARES                  A
  Mid Cap Growth Portfolio                         MFS(R) Emerging Markets Equity
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Aggressive          PIMCO Inflation Protected Bond
     Growth Portfolio -- Class I                      Portfolio -- Class A
  Legg Mason Partners Variable Appreciation        Pioneer Fund Portfolio -- Class A
     Portfolio -- Class I                          Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Capital and            A
     Income Portfolio -- Class II                  Third Avenue Small Cap Value
  Legg Mason Partners Variable Equity Index           Portfolio -- Class B
     Portfolio -- Class II                       METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Global Equity       BlackRock Aggressive Growth
     Portfolio                                        Portfolio -- Class D
  Legg Mason Partners Variable Investors           BlackRock Bond Income Portfolio -- Class E
     Portfolio -- Class I                          Capital Guardian U.S. Equity
  Legg Mason Partners Variable Mid Cap Core           Portfolio -- Class A
     Portfolio -- Class I                          FI Large Cap Portfolio -- Class A
LEGG MASON PARTNERS VARIABLE INCOME TRUST          FI Value Leaders Portfolio -- Class D
  Legg Mason Partners Variable Adjustable          MetLife Aggressive Allocation
     Rate Income Portfolio                            Portfolio -- Class B
  Legg Mason Partners Variable High Income         MetLife Conservative Allocation
     Portfolio                                        Portfolio -- Class B
  Legg Mason Partners Variable Money Market        MetLife Conservative to Moderate Allocation
     Portfolio                                        Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MetLife Moderate Allocation
  BlackRock Large Cap Core Portfolio -- Class         Portfolio -- Class B
     E                                             MetLife Moderate to Aggressive Allocation
  Clarion Global Real Estate                          Portfolio -- Class B
     Portfolio -- Class A                          MFS(R) Total Return Portfolio -- Class F
  Dreman Small Cap Value Portfolio -- Class A      MFS(R) Value Portfolio -- Class A
                                                   Oppenheimer Global Equity
                                                      Portfolio -- Class B
                                                 PIMCO VARIABLE INSURANCE
                                                   TRUST -- ADMINISTRATIVE CLASS
                                                   Total Return Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

THE CONTRACT IS NO LONGER OFFERED TO NEW PURCHASERS.

We also offer variable annuity contracts that do not have Purchase Payment Credits, and therefore may have lower fees. Over time, the value of the Purchase Payment Credits could be more than offset by higher charges. You should carefully consider whether or not this Contract is the most appropriate investment for you.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 800-842-9325 or access the SEC's website (http://www.sec.gov). See Appendix F for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS





                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     9
CONDENSED FINANCIAL INFORMATION.........................................    14
THE ANNUITY CONTRACT....................................................    14
Contract Owner Inquiries................................................    15
Purchase Payments.......................................................    15
Purchase Payment Credits................................................    16
Accumulation Units......................................................    16
The Variable Funding Options............................................    17
FIXED ACCOUNT...........................................................    23
CHARGES AND DEDUCTIONS..................................................    23
General.................................................................    23
Withdrawal Charge.......................................................    24
Free Withdrawal Allowance...............................................    24
Transfer Charge.........................................................    24
Administrative Charges..................................................    25
Mortality and Expense Risk Charge.......................................    25
Variable Liquidity Benefit Charge.......................................    25
Enhanced Stepped-Up Provision Charge....................................    25
Guaranteed Minimum Withdrawal Benefit Charge............................    26
Variable Funding Option Expenses........................................    26
Premium Tax.............................................................    26
Changes in Taxes Based upon Premium or Value............................    26
TRANSFERS...............................................................    26
Market Timing/Excessive Trading.........................................    26
Dollar Cost Averaging...................................................    28
ACCESS TO YOUR MONEY....................................................    29
Systematic Withdrawals..................................................    30
OWNERSHIP PROVISIONS....................................................    30
Types of Ownership......................................................    30
Contract Owner..........................................................    30
Beneficiary.............................................................    30
Annuitant...............................................................    31
DEATH BENEFIT...........................................................    31
Death Proceeds before the Maturity Date.................................    31
Enhanced Stepped-Up Provision ("E.S.P.")................................    32
Payment of Proceeds.....................................................    33
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    35
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    35
Planned Death Benefit...................................................    36
Death Proceeds after the Maturity Date..................................    36
LIVING BENEFITS.........................................................    36
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    36
THE ANNUITY PERIOD......................................................    42
Maturity Date...........................................................    42
Allocation of Annuity...................................................    42
Variable Annuity........................................................    42
Fixed Annuity...........................................................    43
PAYMENTS OPTIONS........................................................    43
Election of Options.....................................................    43
Annuity Options.........................................................    43
Variable Liquidity Benefit..............................................    44
MISCELLANEOUS CONTRACT PROVISIONS.......................................    44
Right to Return.........................................................    44
Termination.............................................................    44
Required Reports........................................................    45
Suspension of Payments..................................................    45
THE SEPARATE ACCOUNTS...................................................    45
Performance Information.................................................    46
FEDERAL TAX CONSIDERATIONS..............................................    46
General Taxation of Annuities...........................................    46
Types of Contracts: Qualified and Non-qualified.........................    47
Qualified Annuity Contracts.............................................    47
Taxation of Qualified Annuity Contracts.................................    48
Mandatory Distributions for Qualified Plans.............................    48
Individual Retirement Annuities.........................................    48
Roth IRAs...............................................................    49
TSAs (ERISA and Non-ERISA)..............................................    49
Non-qualified Annuity Contracts.........................................    51
Diversification Requirements for Variable Annuities.....................    52
Ownership of the Investments............................................    52
Taxation of Death Benefit Proceeds......................................    53
Other Tax Considerations................................................    53
Treatment of Charges for Optional Benefits..............................    53
Guaranteed Minimum Withdrawal Benefits..................................    53
Puerto Rico Tax Considerations..........................................    53
Non-Resident Aliens.....................................................    54
Tax Credits and Deductions..............................................    54
OTHER INFORMATION.......................................................    54
The Insurance Company...................................................    54
Financial Statements....................................................    55
Distribution of Variable Annuity Contracts..............................    55
Conformity with State and Federal Laws..................................    56
Voting Rights...........................................................    56
Restrictions on Financial Transactions..................................    56
Legal Proceedings.......................................................    56
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT FUND BD
  III FOR VARIABLE ANNUITIES............................................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT FUND BD IV
  FOR VARIABLE ANNUITIES................................................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: THE FIXED ACCOUNT...........................................   D-1
APPENDIX E: WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT....   E-1
APPENDIX F: CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........   F-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus any associated Purchase Payment Credits, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

PURCHASE PAYMENT CREDIT -- an amount credited to your Contract Value that equals a percentage of each Purchase Payment made.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401(a), 403(b), 408(b), or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                              VINTAGE XTRA ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors MetLife of CT Fund BD III for Variable Annuities ("Fund BD III") and MetLife of CT Fund BD IV for Variable Annuities ("Fund BD IV"), each a segregated account ("Separate Account"). Prior to December 7, 2007, Fund BD IV was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of Fund BD
IV. When we refer to the Separate Account, we are referring to Fund BD III, except where the Contract was originally issued by MLACC, in which case, we are referring to Fund BD IV.

THE CONTRACT IS NO LONGER AVAILABLE FOR SALE. It does continue to accept Purchase Payments from existing Contract Owners.

For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer available for sale. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds) minus any Purchase Payment Credits applied. Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment, minus any Purchase Payment Credits applied. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed) minus any Purchase Payment Credits applied. We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT DURING THE RIGHT TO RETURN PERIOD, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Where permitted by state law, we also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.25% for the Standard Death Benefit and 1.45% for the Enhanced Death Benefit. For Contracts with a value of less than $100,000, we also deduct an annual Contract administrative charge of $40. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments and any associated Purchase Payment Credits withdrawn. The maximum percentage is 8%, decreasing to 0% after nine full years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.)

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. Please refer to "Payment Options" for a description of this benefit.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments , Purchase Payment Credits and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and any credits and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard or Enhanced Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - PURCHASE PAYMENT CREDITS. For each Purchase Payment you make, we will add a credit to your Contract Value. For the initial Purchase Payment, and for any additional Purchase Payments made during the first Contract Year, we will determine the amount of the credit based on the greater age of the Contract Owner or the Annuitant at the time the Contract is issued. If the greater attained age is 69 or less, the credit is 5%. If the greater attained age is 70 through age 80, the credit is 4%. For additional Purchase Payments made subsequent to the first Contract Year, the amount of the credit will be determined by the greater attained age of the Contract Owner or the Annuitant at the time of such Purchase Payment. For those additional Purchase Payments, if the greater attained age is 69 or less, the credit is 5% and if the greater attained age is 70 through age 80, the credit is 4%. The expenses for a Contract with Purchase Payment Credits are higher than a similar contract without Purchase Payment Credits, and the additional expenses attributable to the credits may offset the amount of the Purchase Payment Credit.

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE.......................................   8%(1)
(as a percentage of the Purchase Payments and any
  associated Purchase Payment Credits withdrawn)



TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)


VARIABLE LIQUIDITY BENEFIT CHARGE.......................   8%(3)
(As a percentage of the present value of the remaining
  Annuity Payments that are surrendered. The interest
  rate used to calculate this present value is 1% higher
  than the Assumed (Daily) Net Investment Factor used to
  calculate the Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $40(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for 9 years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                4 years               8%
         4 years                5 years               7%
         5 years                6 years               6%
         6 years                7 years               5%
         7 years                8 years               3%
         8 years                9 years               1%
        9 years+                                      0%


(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after nine years. The charge is as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                4 years               8%
         4 years                5 years               7%
         5 years                6 years               6%
         6 years                7 years               5%
         7 years                8 years               3%
         8 years                9 years               1%
        9 years+                                      0%


(4) We do not assess this charge if Contract Value is $100,000 or more on the fourth Friday of each August

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge of 1.25% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II,, and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                                                   STANDARD DEATH    ENHANCED DEATH
                                                                       BENEFIT           BENEFIT
                                                                   --------------    --------------
Mortality and Expense ("M & E") Risk Charge....................       1.25%(5)          1.45%(5)
Administrative Expense Charge..................................       0.15%             0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL FEATURES
  SELECTED.....................................................       1.40%             1.60%
Optional E.S.P. Charge.........................................       0.20%             0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY
  SELECTED.....................................................       1.60%             1.80%
Optional GMWB I Charge (maximum upon reset)....................       1.00%(6)          1.00%(6)
Optional GMWB II Charge (maximum upon reset)...................       1.00%(6)          1.00%(6)
Optional GMWB III Charge.......................................       0.25%             0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY
  SELECTED.....................................................       2.40%             2.60%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II ONLY
  SELECTED.....................................................       2.40%             2.60%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III ONLY
  SELECTED.....................................................       1.65%             1.85%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB I
  SELECTED.....................................................       2.60%             2.80%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB II
  SELECTED.....................................................       2.60%             2.80%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB III
  SELECTED.....................................................       1.85%             2.05%


---------
(5) We are waiving the Mortality and Expense Risk charge in an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.91% for the Subaccount investing in the Capital Guardian U.S. Equity Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio, and an amount equal to the underlying fund expenses that are in excess of 1.50% for the Subaccount investing in the Van Kampen Mid-Cap Growth Portfolio.
(6) The current charges for the available GMWB riders with a reset feature (see "Access to Your Money -- Guaranteed Minimum Withdrawal Benefit") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 800-842-9325.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.52%      1.52%

UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --           0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --           0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --           0.52%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
  Contrafund(R)
     Portfolio -- Service Class..    0.56%       0.10%      0.09%           --          0.75%          --           0.75%
  Mid Cap Portfolio -- Service
     Class 2.....................    0.56%       0.25%      0.10%           --          0.91%          --           0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Income Securities
     Fund........................    0.45%       0.25%      0.02%           --          0.72%          --           0.72%
  Franklin Small-Mid Cap Growth
     Securities Fund+............    0.47%       0.25%      0.28%         0.01%         1.01%        0.01%          1.00%(1)
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%          1.02%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Mid Cap Growth Portfolio.......    0.64%       0.25%      0.04%           --          0.93%          --           0.93%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --           0.82%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........    0.69%         --       0.11%         0.01%         0.81%          --           0.81%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class II++.....    0.69%       0.25%      0.20%         0.01%         1.15%          --           1.15%(2)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class II.......    0.75%       0.25%      0.13%           --          1.13%          --           1.13%
  Legg Mason Partners Variable
     Capital Portfolio++.........    0.75%       0.25%      0.11%           --          1.11%          --           1.11%(2)
  Legg Mason Partners Variable
     Dividend Strategy
     Portfolio++++...............    0.65%         --       0.33%           --          0.98%          --           0.98%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II.......    0.31%       0.25%      0.08%           --          0.64%          --           0.64%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I++......    0.75%         --       0.08%           --          0.83%          --           0.83%(2)
  Legg Mason Partners Variable
     Global Equity Portfolio.....    0.75%       0.25%      0.19%           --          1.19%          --           1.19%(2)
  Legg Mason Partners Variable
     International All Cap
     Opportunity Portfolio+++....    0.85%         --       0.26%           --          1.11%          --           1.11%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................    0.62%         --       0.14%           --          0.76%          --           0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++++....    0.75%         --       0.15%           --          0.90%          --           0.90%(3)
  Legg Mason Partners Variable
     Mid Cap Core
     Portfolio -- Class I++......    0.75%         --       0.26%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I+.......    0.75%         --       0.35%           --          1.10%          --           1.10%(2)
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.................    0.55%       0.25%      0.60%           --          1.40%          --           1.40%(2)
  Legg Mason Partners Variable
     Diversified Strategic Income
     Portfolio+..................    0.65%         --       0.36%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     High Income Portfolio++.....    0.60%         --       0.15%           --          0.75%          --           0.75%(2)
  Legg Mason Partners Variable
     Money Market Portfolio++....    0.45%         --       0.08%           --          0.53%          --           0.53%(2)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
MET INVESTORS SERIES TRUST
  BlackRock Large Cap Core
     Portfolio -- Class E........    0.58%       0.15%      0.06%           --          0.79%          --           0.79%
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --           0.65%
  Dreman Small Cap Value
     Portfolio -- Class A........    0.79%         --       0.13%           --          0.92%          --           0.92%(4)
  Harris Oakmark International
     Portfolio -- Class A........    0.77%         --       0.09%           --          0.86%          --           0.86%
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --           0.70%
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --           1.00%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --           0.77%
  Lord Abbett Mid Cap Value
     Portfolio -- Class B........    0.67%       0.25%      0.09%           --          1.01%          --           1.01%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --           0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --           0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B........    1.00%       0.25%      0.27%           --          1.52%          --           1.52%
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --           1.04%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --           0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --           0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --           0.69%(4)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --           1.01%
  Van Kampen Mid Cap Growth
     Portfolio -- Class B+.......    0.70%       0.25%      0.18%           --          1.13%          --           1.13%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --           0.86%
  BlackRock Bond Income
     Portfolio -- Class E........    0.38%       0.15%      0.06%           --          0.59%        0.01%          0.58%(6)
  Capital Guardian U.S. Equity
     Portfolio -- Class A........    0.66%         --       0.05%           --          0.71%          --           0.71%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --           0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --           0.81%
  Jennison Growth
     Portfolio -- Class A+.......    0.63%         --       0.04%           --          0.67%          --           0.67%
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%          1.08%(7)
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%          0.94%(7)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%          0.99%(7)
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --           1.01%(7)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --           1.04%(7)
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --           0.78%
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%          0.70%(8)
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --           0.86%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.......    0.60%       0.25%      0.07%           --          0.92%          --           0.92%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --           0.83%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(5) Other Expenses have been restated to reflect a change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(8) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.


EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assume that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have elected all of the available optional benefits and that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. The example assumes that the maximum charge of 1.00% for the Guaranteed Minimum Withdrawal Benefit (GMWB I or II) applies in all contract years. Your actual expenses will be less than those shown if you do not elect all of the optional benefits.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit, and the GMWB I or GMWB II (assuming the maximum charge of 1.00% applies in all contract years).

                                                                                    IF CONTRACT IS NOT SURRENDERED OR
                                       IF CONTRACT IS SURRENDERED                    ANNUITIZED AT THE END OF PERIOD
                                       AT THE END OF PERIOD SHOWN                                 SHOWN
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........    $1,255      $2,092      $2,927      $4,648       $455       $1,372      $2,927      $4,648
Underlying Fund with
Minimum Total Annual
Operating Expenses.........    $1,151      $1,784      $2,424      $3,699       $351       $1,064      $1,794      $3,699


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Vintage XTRA Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments and any associated Purchase Payment Credits, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity

Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is not available to new purchasers. However, you may continue to make additional Purchase Payments or transfer Contract Value among the Variable Funding Options.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                      ANNUITANT ON THE CONTRACT/RIDER DATE
------------------------------------------------------    -----------------------------------------------
Standard Death Benefit                                                         Age 80
Enhanced Death Benefit                                                         Age 75
Enhanced Stepped-Up Provision (E.S.P.)                                         Age 75


Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 800-842-9325.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Where permitted by state law, we may restrict Purchase Payments into the Fixed Account whenever the current credited interest rate for the Fixed Account is equal to the minimum guaranteed rate specified in your Contract. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York

Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

PURCHASE PAYMENT CREDITS

For each Purchase Payment you make, we will add a credit to your Contract Value. For the initial Purchase Payment, and for any additional Purchase Payments made during the first Contract Year, we will determine the amount of the credit based on the greater age of the Contract Owner or the Annuitant at the time the Contract is issued. If the greater attained age is 69 or less, the credit is 5%. If the greater attained age is 70 through age 80, the credit is 4%. For additional Purchase Payments made subsequent to the first Contract Year, the amount of the credit will be determined by the greater attained age of the Contract Owner or the Annuitant at the time of such Purchase Payment. For those additional Purchase Payments, if the greater attained age is 69 or less, the credit is 5% and if the greater attained age is 70 through age 80, the credit is 4%.

We will apply the Purchase Payment Credit to the funding options in the same ratio as the applicable Purchase Payment.

We will deduct the Purchase Payment Credit associated with any Purchase Payment from any proceeds paid if:

     (a)  you return your Contract during the right to return period;

     (b) you (or the Annuitant, with no Contingent Annuitant surviving) die during the 12 months following the application of the Purchase Payment Credit; or

     (c) you surrender or terminate your Contract during the 12 months following the application of the Purchase Payment Credit.

When a Purchase Payment Credit is deducted from a refund amount as described above, the amount we return to you will include any investment gains on the credit. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT. Additionally, if a Purchase Payment Credit is deducted from a refund amount, no withdrawal charge will be assessed on that Purchase Payment Credit. We will not recapture Purchase Payment Credits from any partial withdrawal. The Code generally requires that interests in a Qualified Contract be nonforfeitable, and it is unclear whether a deduction of Purchase Payment Credits is consistent with those requirements. Please consult a tax advisor.

You should know that over time, particularly in a positive market, the costs associated with the Purchase Payment Credits may exceed the sum of the Purchase Payment Credits and related earnings. You should consider this possibility before purchasing the Contract.

Purchase Payment Credits may not be included in your Remaining Benefit Base under GMWB. Please refer to the description of GMWB for more information.

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of Variable Annuity Contracts.")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 800-842-9325 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
Contrafund(R)                      Seeks long-term capital            Fidelity Management & Research
  Portfolio -- Service Class       appreciation.                      Company
Mid Cap Portfolio -- Service       Seeks long-term growth of          Fidelity Management & Research
  Class 2                          capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Franklin Income Securities Fund    Seeks to maximize income while     Franklin Advisers, Inc.
                                   maintaining prospects for capital
                                   appreciation.
Franklin Small-Mid Cap Growth      Seeks long-term capital growth.    Franklin Advisers, Inc.
  Securities Fund+
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES -- SERVICE
  SHARES
Mid Cap Growth Portfolio           Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  II++                                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
  Capital and Income               combination of income and long-    LLC
  Portfolio -- Class II            term capital appreciation).        Subadvisers: Western Asset
                                                                      Management Company; ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks capital appreciation         Legg Mason Partners Fund Advisor,
  Capital Portfolio++              through investment in securities   LLC
                                   which the portfolio managers       Subadviser: ClearBridge Advisors,
                                   believe have above-average         LLC
                                   capital appreciation potential.
Legg Mason Partners Variable       Seeks capital appreciation,        Legg Mason Partners Fund Advisor,
  Dividend Strategy Portfolio++    principally through investments    LLC
                                   in dividend-paying stocks.         Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index.           Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I++           consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term capital growth;    Legg Mason Partners Fund Advisor,
  Global Equity Portfolio          dividend income, if any, is        LLC
                                   incidental to this goal.           Subadviser: Batterymarch
                                                                      Financial Management, Inc.
Legg Mason Partners Variable       Seeks total return on assets from  Legg Mason Partners Fund Advisor,
  International All Cap            growth of capital and income.      LLC
  Opportunity Portfolio+                                              Subadviser: Global Currents
                                                                      Investment Management, LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I++                                              Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable Mid   Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Cap Core Portfolio -- Class I    capital.                           LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I+                                               Subadviser: ClearBridge Advisors,
                                                                      LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks to provide high current      Legg Mason Partners Fund Advisor,
  Adjustable Rate Income           income and to limit the degree of  LLC
  Portfolio                        fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
Legg Mason Partners Variable       Seeks high current income.         Legg Mason Partners Fund Advisor,
  Diversified Strategic Income                                        LLC
  Portfolio+                                                          Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable High  Seeks high current income.         Legg Mason Partners Fund Advisor,
  Income Portfolio                 Secondarily, seeks capital         LLC
                                   appreciation.                      Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks to maximize current income   Legg Mason Partners Fund Advisor,
  Money Market Portfolio           consistent with preservation of    LLC
                                   capital.                           Subadviser: Western Asset
                                                                      Management Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MET INVESTORS SERIES TRUST
BlackRock Large Cap Core           Seeks long-term capital growth.    Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory, LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: ING Clarion Real
                                   securities, emphasizing both       Estate Securities, L.P.
                                   capital appreciation and current
                                   income.
Dreman Small Cap Value             Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Dreman Value
                                                                      Management, L.L.C.
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory, LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
Lord Abbett Mid Cap Value          Seeks capital appreciation         Met Investors Advisory, LLC
  Portfolio -- Class B             through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory, LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Van Kampen Mid Cap Growth          Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Morgan Stanley
                                                                      Investment Management, Inc.
                                                                      (d/b/a Van Kampen)
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class E             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
Capital Guardian U.S. Equity       Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A             capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
Jennison Growth                    Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A+            capital.                           Subadviser: Jennison Associates
                                                                      LLC
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B+            and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.


---------
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments and any associated Purchase Payment Credits are withdrawn before they have been in the Contract for nine years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment and any associated Purchase Payment Credits withdrawn as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                4 years               8%
         4 years                5 years               7%
         5 years                6 years               6%
         6 years                7 years               5%
         7 years                8 years               3%
         8 years                9 years               1%
        9 + years                                     0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a) any Purchase Payment and any associated Purchase Payment Credits to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment and any associated Purchase Payment Credits to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments and associated credits are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - in the form of lifetime Annuity Payments or Annuity Payments for a fixed period of at least five years

     -    under the Managed Distribution Program

     -    under the Nursing Home Confinement provision (as described in Appendix
          E)

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually, without a withdrawal charge. We reserve the right to not permit the provision on a full surrender.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $40 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account, if it is available, or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $100,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is 1.25% annually. If you choose the Enhanced Death Benefit, the M&E charge is 1.45% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                4 years               8%
         4 years                5 years               7%
         5 years                6 years               6%
         6 years                7 years               5%
         7 years                8 years               3%
         8 years                9 years               1%
        9 + years                                     0%


Please refer to "Payment Options" for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Franklin Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, Legg Mason Partners Variable Global Equity Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, Legg Mason Partners Variable Diversified Strategic Income Portfolio, Legg Mason Partners Variable High Income Portfolio, Clarion Global Real Estate Portfolio, Dreman Small Cap Value Portfolio, Harris Oakmark International Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, Third Avenue Small Cap Value Portfolio, and Oppenheimer Global Equity Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA Program funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the DCA Program period selected to the current funding options over the remainder of that DCA Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) and/or the Fixed Account from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. At purchase, you elect either the Standard Death Benefit, or the Enhanced Death Benefit (also referred to as the "Annual Step-Up"). We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or election of spousal or beneficiary contract continuation ("Death Report Date).

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT: We will pay the beneficiary an amount equal to the greater of (1) or (2) below, each reduced by any applicable premium tax not previously deducted:

     (1) your Contract Value, less any Purchase Payment Credits we applied within 12 months of the death or

     (2) the total Purchase Payments less the total amount of partial withdrawals you made under the Contract

ENHANCED DEATH BENEFIT: We will pay the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax not previously deducted:

     (1) your Contract Value, less any Purchase Payment Credits we applied within 12 months of the death

     (2) the total Purchase Payments less the total amount of partial withdrawals you made under the Contract or

     (3)  the "step-up value" as described below

STEP-UP VALUE. The step-up value will initially equal the initial Purchase Payment. When you make an additional Purchase Payment, we will increase the step-up value by the amount of that Purchase Payment. When you make a withdrawal, we will reduce the step-up value by a partial surrender reduction as described below. On each Contract anniversary before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value less any Purchase Payment Credits applied within the last 12 months is greater than the step-up value, we will reset the step-up value to equal that greater amount. We will not reduce the step-up value on these anniversary recalculations

(provided no withdrawals or surrenders are made on that day). The only changes we will make to the step-up value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or withdrawals.

PARTIAL SURRENDER REDUCTION. If you make a withdrawal, we will reduce the step-up value by a partial surrender reduction which equals (1) the step-up value before the withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the withdrawal, less any Purchase Payment Credits applied within 12 months of the surrender.

For example, assume your current Contract Value is $55,000. If your current step-up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the step-up value as follows:

           50,000 x (10,000/55,000) = $9,090

Your new step-up value would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current step-up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the step-up value as follows:

           50,000 x (10,000/30,000) = $16,666

Your new step-up value would be 50,000-16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1)200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2)your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/55,000) = $9,090

Your new modified Purchase Payment would be 50,000 -- 9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000 -- 16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NON-QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary(ies), or if    The beneficiary elects to      Yes
IS THE ANNUITANT)             none, to the surviving joint   continue the Contract rather
                              owner.                         than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies) or, if   The spouse elects to           Yes
THE ANNUITANT)                none, to the surviving joint   continue the Contract.
                              owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary who may
                                                             elect to continue the
                                                             Contract.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE CONTRACT OWNER)
The beneficiary (ies), or if  Unless, the beneficiary        Yes
  none, to the Contract       elects to continue the
  Owner. If the Contract      Contract rather than receive
  Owner is not living, then   a lump sum distribution.
  to the joint owner. If
  none, then to the Contract
  Owner's estate.
                                                             But if there is a Contingent
                                                             Annuitant, then the
                                                             Contingent Annuitant becomes
                                                             the Annuitant and the
                                                             Contract continues in effect
                                                             (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A   The beneficiary (ies) or if                                   Yes (Death of
NONNATURAL ENTITY/TRUST)      none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
--------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         Yes
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)

--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


                               QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. For Qualified Contracts, if mandatory distributions have begun at the Annuitant's death, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. Any Purchase Payment and associated credits made before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments and any associated credits made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original

Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee       Principal Guarantee       Principal Guarantee
                                                                                                Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 28, 2005 if         March 28, 2005 if
                                   March 28, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. Your initial RBB does not include Purchase Payment Credits applied within the 12 months prior to the date the GMWB was added. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment, not including any Purchase Payment Credits. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal minus any purchase payment credits applied within 12 months of withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal minus any purchase payment credits applied within 12 months of withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties, but does reflect a 5.00% Purchase Payment Credit (see "The Annuity Contract -- Purchase Payment Credits"). Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $105,000        $100,000               $5,000         $105,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $115,500        $100,000               $5,000          $94,500        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/115,500) =    90,000/100,000)] =               10,000/94,500) =     89,418/100,000)] =
(PWR)                           $8,658                 $500                           $10,582                $529
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $10,582
OF THE
WITHDRAWAL                  (10,000>8,658)                                        (10,582>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $10,582                $529
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $105,500         $90,000               $4,500          $84,500         $89,418               $4,471
-------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $105,000        $100,000               $5,000         $105,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $115,500        $100,000               $5,000          $94,500        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $91,342               $4,567                          $89,417               $4,471
AFTER
WITHDRAWAL                [100,000 - (100,000         [(5,000                   [100,000 - (100,000        [5,000 x
               $105,500    x10,000/115,500)]     x91,342/100,000)]    $84,500    x10,000/94,500)]      (89,417/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $8,658                 $433           $10,000         $10,583                $529
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB

          Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------

                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us). (For Contracts issued in Florida and New York, the Maturity Date you elect may not be later than the Annuitant's 90(th) birthday.)

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) minus any Purchase Payment Credits within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment minus any Purchase Payment Credits in full; during the remainder of the right to return period, we will refund the Contract Value (including charges) minus any Purchase Payment Credits.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT DURING THE RIGHT TO RETURN PERIOD, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT.

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not

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occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value (less any Purchase Payment Credits applied within 12 months of termination) less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

--------------------------------------------------------------------------------

The Company sponsors Fund BD III and Fund BD IV. When we refer to the Separate Account, we are referring to Fund BD III, except where the Contract was originally issued by MLACC, in which case, we are referring to Fund BD IV. (See "The Insurance Company" .) Both Fund BD III and Fund BD IV were established on March 27, 1997 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging Fund BD III and Fund BD IV with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has not been submitted to the IRS for approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.


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

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both

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spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).


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

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.


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

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-

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

qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

Vintage XTRA is a service mark of Citigroup, Inc. or its affiliates and is used by MetLife, Inc. and its affiliates under license.

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through Fund BD IV, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including Fund BD IV and its assets. Pursuant to the merger, therefore, Fund BD IV became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account Fund BD IV are located in the Statement of Additional Information.

The financial statements for the Separate Account Fund BD III are attached.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for services it provides in marketing the Funds' shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                                   APPENDIX A

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

              FOR METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                 VINTAGE XTRA -- SEPARATE ACCOUNT CHARGES 1.40%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.081          1.159                --
                                                       2006      1.000          1.081           458,007

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.816          0.857                --
                                                       2005      0.783          0.816           689,725
                                                       2004      0.751          0.783           835,150
                                                       2003      0.609          0.751           895,510
                                                       2002      0.885          0.609           994,353
                                                       2001      1.000          0.885           421,659

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.162          1.215                --
                                                       2005      1.127          1.162           146,657
                                                       2004      1.027          1.127            77,989
                                                       2003      0.788          1.027            72,029
                                                       2002      1.000          0.788             6,028

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.756          0.741                --
                                                       2005      0.668          0.756           889,375
                                                       2004      0.625          0.668         1,057,694
                                                       2003      0.514          0.625         1,190,268
                                                       2002      0.753          0.514         1,278,582
                                                       2001      0.925          0.753           892,135
                                                       2000      1.127          0.925            96,323
                                                       1999      1.000          1.127            76,688

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.478          1.674           826,161
                                                       2006      1.245          1.478           722,596
                                                       2005      1.106          1.245           813,522
                                                       2004      0.989          1.106           820,524
                                                       2003      0.741          0.989           734,396
                                                       2002      0.880          0.741           699,143
                                                       2001      1.041          0.880           358,085
                                                       2000      1.301          1.041             4,990
                                                       1999      1.000          1.301                --

  American Funds Growth Subaccount (Class 2)
  (12/99)............................................  2007      1.366          1.514         1,288,648
                                                       2006      1.257          1.366         1,550,556
                                                       2005      1.097          1.257         1,757,373
                                                       2004      0.989          1.097         1,620,395
                                                       2003      0.733          0.989         1,423,815
                                                       2002      0.984          0.733           997,632
                                                       2001      1.220          0.984           537,903
                                                       2000      1.184          1.220           112,468
                                                       1999      1.000          1.184                --

  American Funds Growth-Income Subaccount (Class 2)
  (3/00).............................................  2007      1.507          1.560         1,593,425
                                                       2006      1.326          1.507         1,467,842
                                                       2005      1.271          1.326         1,352,898
                                                       2004      1.167          1.271         1,515,560
                                                       2003      0.894          1.167         1,322,363
                                                       2002      1.110          0.894           697,242
                                                       2001      1.098          1.110           343,429
                                                       2000      1.000          1.098                --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.676          0.670                --
                                                       2005      0.580          0.676         1,156,794
                                                       2004      0.492          0.580         1,259,417
                                                       2003      0.400          0.492         1,688,768
                                                       2002      0.541          0.400         1,612,958
                                                       2001      0.742          0.541         1,770,037
                                                       2000      1.000          0.742           189,085

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/00).............................................  2006      2.347          3.069                --
                                                       2005      2.221          2.347           576,119
                                                       2004      1.714          2.221           585,483
                                                       2003      1.297          1.714           586,611
                                                       2002      1.258          1.297           542,919
                                                       2001      1.173          1.258           169,706
                                                       2000      1.000          1.173             7,111

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.315          1.431                --
                                                       2005      1.210          1.315            38,446
                                                       2004      1.074          1.210            54,657
                                                       2003      1.000          1.074             1,000

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.312          1.463                --
                                                       2005      1.208          1.312            14,119
                                                       2004      1.068          1.208            11,133
                                                       2003      1.000          1.068             1,000

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (12/99)............................................  2007      1.475          1.709           305,007
                                                       2006      1.341          1.475           397,347
                                                       2005      1.163          1.341           361,133
                                                       2004      1.023          1.163           237,852
                                                       2003      0.808          1.023           231,570
                                                       2002      0.905          0.808           195,760
                                                       2001      1.047          0.905            73,692
                                                       2000      1.138          1.047            64,462
                                                       1999      1.000          1.138            64,462

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.972          2.243           573,503
                                                       2006      1.779          1.972           592,553
                                                       2005      1.529          1.779           576,226
                                                       2004      1.244          1.529           449,306
                                                       2003      0.912          1.244           393,509
                                                       2002      1.000          0.912           397,241

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.227          1.255            69,458
                                                       2006      1.052          1.227            46,177
                                                       2005      1.000          1.052                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/00)........................  2007      0.935          1.025           144,910
                                                       2006      0.872          0.935           208,235
                                                       2005      0.844          0.872           353,739
                                                       2004      0.768          0.844           419,907
                                                       2003      0.567          0.768           318,777
                                                       2002      0.807          0.567           250,433
                                                       2001      0.965          0.807           194,095
                                                       2000      1.000          0.965                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.262          1.474                --
                                                       2005      1.158          1.262           546,575
                                                       2004      1.043          1.158           646,673
                                                       2003      0.845          1.043           457,584
                                                       2002      1.000          0.845           119,273

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.826          3.589           223,521
                                                       2006      2.238          2.826           219,867
                                                       2005      1.781          2.238           158,202
                                                       2004      1.448          1.781            54,824
                                                       2003      1.000          1.448             1,000

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (4/00)...................................  2007      1.408          1.603           578,296
                                                       2006      1.176          1.408           491,487
                                                       2005      1.082          1.176           517,884
                                                       2004      0.926          1.082           322,771
                                                       2003      0.710          0.926           249,365
                                                       2002      0.884          0.710           169,930
                                                       2001      1.068          0.884            49,286
                                                       2000      1.000          1.068                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.267          1.522                --
                                                       2005      1.180          1.267           344,861
                                                       2004      1.032          1.180           238,864
                                                       2003      0.792          1.032           107,706
                                                       2002      1.000          0.792             1,558

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.554          0.666            66,012
                                                       2006      0.496          0.554            66,020
                                                       2005      0.449          0.496            66,029
                                                       2004      0.378          0.449           126,196
                                                       2003      0.284          0.378           140,217
                                                       2002      0.401          0.284           140,241
                                                       2001      0.674          0.401           130,619
                                                       2000      1.000          0.674                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.552          1.745                --
                                                       2005      1.513          1.552            11,233
                                                       2004      1.336          1.513             6,516
                                                       2003      1.000          1.336             1,000

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.963          1.025                --
                                                       2006      0.910          0.963                --
                                                       2005      0.868          0.910                --
                                                       2004      0.855          0.868                --
                                                       2003      0.646          0.855                --
                                                       2002      0.894          0.646            46,696
                                                       2001      1.000          0.894             3,327

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (12/99)............................................  2007      1.473          1.475         1,152,421
                                                       2006      1.373          1.473         1,183,798
                                                       2005      1.247          1.373         1,299,665
                                                       2004      1.150          1.247         1,428,438
                                                       2003      0.867          1.150         1,486,898
                                                       2002      1.306          0.867         1,440,052
                                                       2001      1.381          1.306           986,917
                                                       2000      1.210          1.381           174,362
                                                       1999      1.000          1.210            66,995

  LMPVET Appreciation Subaccount (Class I) (4/00)....  2007      1.211          1.295           493,014
                                                       2006      1.070          1.211           613,260
                                                       2005      1.040          1.070           857,887
                                                       2004      0.970          1.040           905,772
                                                       2003      0.789          0.970           881,907
                                                       2002      0.971          0.789           819,902
                                                       2001      1.025          0.971           430,775
                                                       2000      1.000          1.025                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.677          1.674             3,462

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.448          1.505           121,831
                                                       2006      1.329          1.448           124,737
                                                       2005      1.293          1.329           124,782
                                                       2004      1.249          1.293           250,045
                                                       2003      1.038          1.249           233,589
                                                       2002      1.000          1.038             8,122

  LMPVET Capital Subaccount (10/02)..................  2007      1.682          1.690           323,432
                                                       2006      1.502          1.682           333,157
                                                       2005      1.447          1.502           413,219
                                                       2004      1.376          1.447           656,505
                                                       2003      1.061          1.376           761,481
                                                       2002      1.000          1.061           149,827

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.927          0.973             9,604
                                                       2006      0.797          0.927            10,449
                                                       2005      0.810          0.797            10,462
                                                       2004      0.794          0.810            41,242
                                                       2003      0.652          0.794            44,649
                                                       2002      0.894          0.652            50,344
                                                       2001      1.000          0.894            12,958

  LMPVET Equity Index Subaccount (Class II) (2/01)...  2007      1.005          1.040         1,701,666
                                                       2006      0.885          1.005         1,580,311
                                                       2005      0.861          0.885         1,763,552
                                                       2004      0.792          0.861         1,872,075
                                                       2003      0.629          0.792         1,945,736
                                                       2002      0.822          0.629         1,408,585
                                                       2001      1.000          0.822         1,012,410

  LMPVET Fundamental Value Subaccount (Class I)
  (4/01).............................................  2007      1.567          1.565         1,829,322
                                                       2006      1.361          1.567           650,001
                                                       2005      1.317          1.361           790,939
                                                       2004      1.234          1.317           863,864
                                                       2003      0.903          1.234           856,122
                                                       2002      1.163          0.903           787,045
                                                       2001      1.000          1.163           422,215

  LMPVET Global Equity Subaccount (10/02)............  2007      1.808          1.871            51,324
                                                       2006      1.592          1.808            52,419
                                                       2005      1.515          1.592            54,475
                                                       2004      1.394          1.515            55,373
                                                       2003      1.074          1.394             1,790
                                                       2002      1.000          1.074             1,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET International All Cap Opportunity Subaccount
  (4/00).............................................  2007      0.918          0.962           207,475
                                                       2006      0.739          0.918           218,529
                                                       2005      0.671          0.739           230,643
                                                       2004      0.577          0.671           242,158
                                                       2003      0.459          0.577           229,296
                                                       2002      0.627          0.459           364,700
                                                       2001      0.924          0.627           252,361
                                                       2000      1.000          0.924           118,688

  LMPVET Investors Subaccount (Class I) (5/01).......  2007      1.438          1.473         1,302,028
                                                       2006      1.233          1.438         1,169,729
                                                       2005      1.174          1.233         1,327,979
                                                       2004      1.078          1.174         1,484,092
                                                       2003      0.826          1.078         1,479,023
                                                       2002      1.089          0.826         1,316,924
                                                       2001      1.000          1.089           505,781

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      0.986          1.024           426,257
                                                       2006      0.956          0.986           446,832
                                                       2005      0.922          0.956           513,161
                                                       2004      0.931          0.922           595,960
                                                       2003      0.640          0.931           598,968
                                                       2002      0.863          0.640           531,515
                                                       2001      1.000          0.863           318,778
                                                       2000      1.090          1.000            28,368
                                                       1999      1.000          1.090            11,616

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.617          1.708           515,730
                                                       2006      1.428          1.617           540,887
                                                       2005      1.337          1.428           551,078
                                                       2004      1.228          1.337           572,261
                                                       2003      0.959          1.228           585,602
                                                       2002      1.203          0.959           693,336
                                                       2001      1.355          1.203           253,170
                                                       2000      1.166          1.355             8,807
                                                       1999      1.000          1.166             4,746

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.619          1.652                --
                                                       2006      1.462          1.619             3,482
                                                       2005      1.432          1.462            12,442
                                                       2004      1.360          1.432             4,270
                                                       2003      1.069          1.360             3,645
                                                       2002      1.000          1.069             1,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/01).............................................  2007      1.577          1.711           399,340
                                                       2006      1.419          1.577           281,974
                                                       2005      1.371          1.419           317,776
                                                       2004      1.208          1.371           305,465
                                                       2003      0.823          1.208           348,334
                                                       2002      1.278          0.823           374,428
                                                       2001      1.000          1.278           166,046

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.033          1.033           108,722
                                                       2006      1.006          1.033           117,416
                                                       2005      0.997          1.006            73,496
                                                       2004      0.999          0.997            55,729
                                                       2003      1.000          0.999             1,000

  LMPVIT Diversified Srategic Income Subaccount
  (2/01).............................................  2007      1.298          1.306           283,775
                                                       2006      1.249          1.298           334,286
                                                       2005      1.235          1.249           360,032
                                                       2004      1.174          1.235           424,696
                                                       2003      1.065          1.174           593,401
                                                       2002      1.030          1.065           130,685
                                                       2001      1.000          1.030           155,980

  LMPVIT High Income Subaccount (5/01)...............  2007      1.264          1.250           449,255
                                                       2006      1.155          1.264           510,672
                                                       2005      1.141          1.155           546,583
                                                       2004      1.048          1.141           716,219
                                                       2003      0.833          1.048           829,906
                                                       2002      0.873          0.833           350,349
                                                       2001      1.000          0.873           100,742

  LMPVIT Money Market Subaccount (7/00)..............  2007      1.109          1.148           285,499
                                                       2006      1.075          1.109           428,680
                                                       2005      1.060          1.075           385,628
                                                       2004      1.066          1.060           508,616
                                                       2003      1.074          1.066           537,567
                                                       2002      1.075          1.074           903,444
                                                       2001      1.052          1.075           353,750
                                                       2000      1.000          1.052                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.274          1.360                --
                                                       2006      1.144          1.274           171,918
                                                       2005      1.106          1.144           173,974
                                                       2004      0.970          1.106           175,987
                                                       2003      0.693          0.970           181,669
                                                       2002      0.945          0.693           161,469
                                                       2001      1.000          0.945                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (4/01).........  2007      1.564          1.642                --
                                                       2006      1.343          1.564         1,411,841
                                                       2005      1.309          1.343         1,491,826
                                                       2004      1.225          1.309         1,743,085
                                                       2003      0.894          1.225         1,680,295
                                                       2002      1.209          0.894         1,672,013
                                                       2001      1.000          1.209           894,987

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.247          1.311                --
                                                       2006      1.069          1.247           416,025
                                                       2005      1.018          1.069           431,822
                                                       2004      0.933          1.018           448,566
                                                       2003      0.742          0.933           485,974
                                                       2002      1.008          0.742           545,220
                                                       2001      1.114          1.008           296,057
                                                       2000      0.998          1.114                --
                                                       1999      1.000          0.998                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.628          1.693                --
                                                       2006      1.408          1.628           151,685
                                                       2005      1.382          1.408           111,507
                                                       2004      1.244          1.382            84,102
                                                       2003      1.000          1.244            17,546

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.820          2.007                --
                                                       2006      1.644          1.820           123,865
                                                       2005      1.541          1.644           120,350
                                                       2004      1.260          1.541            41,464
                                                       2003      1.000          1.260             5,686

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.014          1.064                --
                                                       2006      0.956          1.014           252,737

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.055          1.064           198,008

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.360          1.328            10,389
                                                       2006      1.274          1.360                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.168          1.142           492,623
                                                       2006      1.058          1.168           414,286

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      0.688          0.884         1,248,240
                                                       2006      0.670          0.688         1,215,285

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.289          1.144            18,932

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.077          1.102           553,859
                                                       2006      1.001          1.077           590,014

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.073          1.065           261,254
                                                       2006      1.002          1.073            14,956

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.982          1.083           253,330
                                                       2006      0.992          0.982           301,961

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.302          1.430            33,848
                                                       2006      1.310          1.302            11,990

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.518          1.596           204,392

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.410          1.496            58,405
                                                       2006      1.274          1.410            81,484

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.222          1.026         1,095,236
                                                       2006      1.003          1.222         1,264,844

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.153          1.223           562,282

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.593          1.650             2,301
                                                       2006      1.480          1.593            14,375

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.180          1.304                --
                                                       2006      1.120          1.180                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.471          1.547           517,980
                                                       2006      1.419          1.471           430,588

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.030          0.985         1,877,755
                                                       2006      1.003          1.030            98,467

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.595          0.707         1,169,859
                                                       2006      0.609          0.595         1,385,443

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.256          1.315           580,456
                                                       2006      1.209          1.256           603,946

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      0.756          0.745           438,546
                                                       2006      0.735          0.756            45,437

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.853          0.875         1,097,956
                                                       2006      0.841          0.853         1,227,158

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.380          1.417         1,934,887
                                                       2006      1.344          1.380         2,296,388

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.062          1.081            11,223
                                                       2006      1.002          1.062                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.044          1.087                --
                                                       2006      1.001          1.044                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.051          1.086            43,678
                                                       2006      1.002          1.051                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.086            92,783
                                                       2006      1.002          1.056            71,218

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.061          1.086                --
                                                       2006      1.002          1.061                --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.506          1.547         4,688,598
                                                       2006      1.407          1.506         5,144,852

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.052          1.103           546,113
                                                       2006      0.996          1.052           593,295

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.152           620,010
                                                       2006      0.998          1.070           657,592

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.125          1.148                --
                                                       2006      1.133          1.125           390,124
                                                       2005      1.125          1.133           366,843
                                                       2004      1.048          1.125           235,306
                                                       2003      1.000          1.048            29,952

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.255          1.346         3,149,976
                                                       2006      1.226          1.255         3,972,302
                                                       2005      1.213          1.226         4,364,209
                                                       2004      1.173          1.213         6,033,661
                                                       2003      1.132          1.173         6,603,100
                                                       2002      1.053          1.132         5,715,152
                                                       2001      1.000          1.053         1,027,250

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      0.895          0.974            74,699
                                                       2006      0.817          0.895           258,094
                                                       2005      0.773          0.817           263,361
                                                       2004      0.728          0.773           303,680
                                                       2003      0.560          0.728           322,550
                                                       2002      0.806          0.560           354,885
                                                       2001      1.000          0.806            90,017

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.408          1.526                --
                                                       2006      1.118          1.408           236,400
                                                       2005      1.011          1.118           227,235
                                                       2004      0.882          1.011           177,298
                                                       2003      0.696          0.882           174,431
                                                       2002      0.857          0.696           120,823
                                                       2001      1.000          0.857           172,126

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.967          2.102                --
                                                       2006      1.701          1.967         1,100,216
                                                       2005      1.611          1.701         1,174,869
                                                       2004      1.295          1.611         1,251,913
                                                       2003      0.877          1.295         1,304,358
                                                       2002      1.088          0.877         1,111,270
                                                       2001      1.000          1.088           218,519

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.931          0.992                --
                                                       2005      0.869          0.931           332,768
                                                       2004      0.827          0.869           463,100
                                                       2003      0.649          0.827           436,166
                                                       2002      0.864          0.649           153,676
                                                       2001      1.000          0.864            53,578

  Travelers Equity Income Subaccount (4/00)..........  2006      1.278          1.344                --
                                                       2005      1.240          1.278         2,764,524
                                                       2004      1.145          1.240         3,118,779
                                                       2003      0.885          1.145         3,246,588
                                                       2002      1.043          0.885         2,913,402
                                                       2001      1.133          1.043         1,567,212
                                                       2000      1.000          1.133           197,368

  Travelers Large Cap Subaccount (11/99).............  2006      0.815          0.841                --
                                                       2005      0.761          0.815           281,674
                                                       2004      0.724          0.761           335,600
                                                       2003      0.589          0.724           350,858
                                                       2002      0.774          0.589           292,511
                                                       2001      0.949          0.774           201,210
                                                       2000      1.126          0.949            72,389
                                                       1999      1.000          1.126             7,030

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.078          1.148                --
                                                       2005      1.000          1.078                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (8/05)..................................  2006      1.032          1.037                --
                                                       2005      1.022          1.032                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.047          1.085                --
                                                       2005      1.002          1.047                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.066          1.113                --
                                                       2005      1.000          1.066                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (5/05).....................  2006      1.039          1.060                --
                                                       2005      1.000          1.039                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Income Subaccount (5/01).........  2006      1.220          1.209                --
                                                       2005      1.220          1.220           569,778
                                                       2004      1.203          1.220           650,112
                                                       2003      1.125          1.203           598,298
                                                       2002      1.116          1.125           339,945
                                                       2001      1.000          1.116            99,793

  Travelers Mercury Large Cap Core Subaccount
  (8/00).............................................  2006      0.900          0.956                --
                                                       2005      0.815          0.900           288,511
                                                       2004      0.713          0.815           357,722
                                                       2003      0.597          0.713           361,013
                                                       2002      0.808          0.597           331,234
                                                       2001      1.057          0.808           253,154
                                                       2000      1.000          1.057             8,995

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      0.575          0.609                --
                                                       2005      0.566          0.575         1,435,861
                                                       2004      0.503          0.566           853,578
                                                       2003      0.372          0.503           874,458
                                                       2002      0.737          0.372           765,147
                                                       2001      0.980          0.737           619,700
                                                       2000      1.000          0.980            15,819

  Travelers MFS(R) Total Return Subaccount (6/00)....  2006      1.362          1.407                --
                                                       2005      1.342          1.362         4,565,755
                                                       2004      1.221          1.342         5,170,815
                                                       2003      1.062          1.221         5,160,068
                                                       2002      1.137          1.062         3,995,198
                                                       2001      1.153          1.137         1,997,966
                                                       2000      1.000          1.153            99,711

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.178          1.274                --
                                                       2005      1.122          1.178            92,575
                                                       2004      1.000          1.122            25,036

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      0.921          1.058                --
                                                       2005      0.853          0.921           461,470
                                                       2004      0.747          0.853           422,641
                                                       2003      0.589          0.747           432,727
                                                       2002      0.686          0.589           289,734
                                                       2001      0.943          0.686           286,652
                                                       2000      1.000          0.943                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.394          1.480                --
                                                       2005      1.334          1.394            12,988
                                                       2004      1.217          1.334                --
                                                       2003      1.000          1.217             1,000

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.063          1.120                --
                                                       2005      1.020          1.063                --

  Travelers Pioneer Strategic Income Subaccount
  (5/00).............................................  2006      1.404          1.419                --
                                                       2005      1.373          1.404           415,323
                                                       2004      1.255          1.373           377,848
                                                       2003      1.065          1.255           133,615
                                                       2002      1.020          1.065           134,078
                                                       2001      0.992          1.020           499,291
                                                       2000      1.000          0.992             7,948

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.741          0.774                --
                                                       2005      0.737          0.741         1,288,013
                                                       2004      0.678          0.737         1,601,573
                                                       2003      0.519          0.678         1,832,344
                                                       2002      0.792          0.519         1,656,273
                                                       2001      0.927          0.792         1,087,180
                                                       2000      1.149          0.927            50,352
                                                       1999      1.000          1.149            11,645

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.137          1.310                --
                                                       2005      1.000          1.137                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.110          1.274                --
                                                       2005      0.987          1.110                --

  Travelers Van Kampen Enterprise Subaccount (8/00)..  2006      0.707          0.735                --
                                                       2005      0.665          0.707            45,456
                                                       2004      0.649          0.665            45,757
                                                       2003      0.524          0.649            45,389
                                                       2002      0.753          0.524            44,642
                                                       2001      0.970          0.753            10,867
                                                       2000      1.000          0.970                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (4/00)..........................................  2007      0.794          0.916            91,731
                                                       2006      0.783          0.794           145,680
                                                       2005      0.735          0.783           225,555
                                                       2004      0.697          0.735           260,528
                                                       2003      0.555          0.697           266,750
                                                       2002      0.834          0.555           274,192
                                                       2001      1.234          0.834           275,388
                                                       2000      1.000          1.234             6,477




                 VINTAGE XTRA -- SEPARATE ACCOUNT CHARGES 2.30%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.075          1.148               --
                                                       2006      1.000          1.075               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.084          1.136               --
                                                       2005      1.050          1.084               --
                                                       2004      1.000          1.050               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.105          1.153               --
                                                       2005      1.081          1.105               --
                                                       2004      1.000          1.081               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.188          1.154               --
                                                       2005      1.059          1.188               --
                                                       2004      1.000          1.059               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.461          1.640           44,721
                                                       2006      1.241          1.461           56,920
                                                       2005      1.113          1.241           57,308
                                                       2004      1.000          1.113               --

  American Funds Growth Subaccount (Class 2)
  (12/99)............................................  2007      1.329          1.459           40,593
                                                       2006      1.233          1.329           56,333
                                                       2005      1.086          1.233           40,949
                                                       2004      1.000          1.086               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth-Income Subaccount (Class 2)
  (3/00).............................................  2007      1.240          1.273           53,166
                                                       2006      1.102          1.240           69,798
                                                       2005      1.065          1.102           41,477
                                                       2004      1.000          1.065               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.351          1.334               --
                                                       2005      1.170          1.351               --
                                                       2004      1.000          1.170               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/00).............................................  2006      1.349          1.749               --
                                                       2005      1.288          1.349            8,790
                                                       2004      1.000          1.288               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.203          1.305               --
                                                       2005      1.117          1.203               --
                                                       2004      1.000          1.117               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.205          1.340               --
                                                       2005      1.120          1.205               --
                                                       2004      1.000          1.120               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (12/99)............................................  2007      1.380          1.584           17,050
                                                       2006      1.265          1.380           17,053
                                                       2005      1.108          1.265           17,056
                                                       2004      1.000          1.108               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.555          1.753              932
                                                       2006      1.416          1.555           10,241
                                                       2005      1.227          1.416           10,559
                                                       2004      1.000          1.227               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.209          1.226           18,915
                                                       2006      1.046          1.209           18,915
                                                       2005      1.000          1.046           11,132

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/00)........................  2007      1.181          1.283               --
                                                       2006      1.111          1.181               --
                                                       2005      1.085          1.111               --
                                                       2004      1.000          1.085               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.189          1.376               --
                                                       2005      1.100          1.189           10,294
                                                       2004      1.000          1.100               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.967          2.476           21,604
                                                       2006      1.572          1.967           21,607
                                                       2005      1.262          1.572           21,611
                                                       2004      1.000          1.262               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (4/00)...................................  2007      1.478          1.667           26,436
                                                       2006      1.245          1.478           36,849
                                                       2005      1.156          1.245           37,211
                                                       2004      1.000          1.156               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.191          1.418               --
                                                       2005      1.120          1.191               --
                                                       2004      1.000          1.120               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.370          1.630               --
                                                       2006      1.237          1.370               --
                                                       2005      1.130          1.237               --
                                                       2004      1.000          1.130               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.145          1.277               --
                                                       2005      1.126          1.145               --
                                                       2004      1.000          1.126               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.119          1.188               --
                                                       2006      1.066          1.119               --
                                                       2005      1.026          1.066               --
                                                       2004      1.000          1.026               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (12/99)............................................  2007      1.237          1.227           36,306
                                                       2006      1.164          1.237           36,312
                                                       2005      1.066          1.164           36,319
                                                       2004      1.000          1.066               --

  LMPVET Appreciation Subaccount (Class I) (4/00)....  2007      1.209          1.280               --
                                                       2006      1.077          1.209               --
                                                       2005      1.057          1.077               --
                                                       2004      1.000          1.057               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.179          1.176               --

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.135          1.168           65,384
                                                       2006      1.051          1.135           65,384
                                                       2005      1.031          1.051           53,553
                                                       2004      1.000          1.031               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.187          1.181           39,653
                                                       2006      1.069          1.187           39,653
                                                       2005      1.039          1.069           10,168
                                                       2004      1.000          1.039               --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.143          1.188               --
                                                       2006      0.991          1.143               --
                                                       2005      1.016          0.991               --
                                                       2004      1.000          1.016               --

  LMPVET Equity Index Subaccount (Class II) (2/01)...  2007      1.227          1.258               --
                                                       2006      1.090          1.227               --
                                                       2005      1.070          1.090               --
                                                       2004      1.000          1.070               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/01).............................................  2007      1.237          1.224               --
                                                       2006      1.084          1.237               --
                                                       2005      1.058          1.084               --
                                                       2004      1.000          1.058               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.251          1.282            9,501
                                                       2006      1.111          1.251            9,501
                                                       2005      1.067          1.111            2,462
                                                       2004      1.000          1.067               --

  LMPVET International All Cap Opportunity Subaccount
  (4/00).............................................  2007      1.552          1.613               --
                                                       2006      1.262          1.552               --
                                                       2005      1.156          1.262               --
                                                       2004      1.000          1.156               --

  LMPVET Investors Subaccount (Class I) (5/01).......  2007      1.299          1.319               --
                                                       2006      1.124          1.299               --
                                                       2005      1.080          1.124               --
                                                       2004      1.000          1.080               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.041          1.071               --
                                                       2006      1.018          1.041               --
                                                       2005      0.990          1.018               --
                                                       2004      1.000          0.990               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.300          1.361               --
                                                       2006      1.159          1.300               --
                                                       2005      1.095          1.159               --
                                                       2004      1.000          1.095               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.147          1.162               --
                                                       2006      1.046          1.147               --
                                                       2005      1.033          1.046               --
                                                       2004      1.000          1.033               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/01).............................................  2007      1.318          1.417           16,972
                                                       2006      1.196          1.318               --
                                                       2005      1.166          1.196               --
                                                       2004      1.000          1.166               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.016          1.006           15,370
                                                       2006      0.998          1.016           15,377
                                                       2005      0.998          0.998           15,385
                                                       2004      1.000          0.998               --

  LMPVIT Diversified Srategic Income Subaccount
  (2/01).............................................  2007      1.105          1.101               --
                                                       2006      1.073          1.105               --
                                                       2005      1.071          1.073               --
                                                       2004      1.000          1.071               --

  LMPVIT High Income Subaccount (5/01)...............  2007      1.180          1.157            1,116
                                                       2006      1.088          1.180           12,092
                                                       2005      1.085          1.088           12,468
                                                       2004      1.000          1.085               --

  LMPVIT Money Market Subaccount (7/00)..............  2007      1.021          1.047               --
                                                       2006      0.998          1.021               --
                                                       2005      0.994          0.998               --
                                                       2004      1.000          0.994               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.323          1.408               --
                                                       2006      1.199          1.323           16,938
                                                       2005      1.170          1.199           16,941
                                                       2004      1.000          1.170               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (4/01).........  2007      1.241          1.299               --
                                                       2006      1.075          1.241               --
                                                       2005      1.057          1.075               --
                                                       2004      1.000          1.057               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.301          1.364               --
                                                       2006      1.126          1.301               --
                                                       2005      1.081          1.126               --
                                                       2004      1.000          1.081               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.272          1.319               --
                                                       2006      1.110          1.272           18,078
                                                       2005      1.100          1.110           10,841
                                                       2004      1.000          1.100               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.347          1.481               --
                                                       2006      1.228          1.347           27,623
                                                       2005      1.161          1.228           27,966
                                                       2004      1.000          1.161               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.375          1.438               --
                                                       2006      1.304          1.375               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.426          1.430               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.340          1.296               --
                                                       2006      1.263          1.340               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.541          1.493               --
                                                       2006      1.405          1.541               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.361          1.735               --
                                                       2006      1.334          1.361               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.267          1.117               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.071          1.085           43,146
                                                       2006      1.001          1.071           21,688

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.049           22,291
                                                       2006      1.002          1.067               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.171          1.281               --
                                                       2006      1.191          1.171               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.283          1.397               --
                                                       2006      1.299          1.283               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.705          1.782               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.390          1.462               --
                                                       2006      1.264          1.390               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.011           21,224
                                                       2006      1.003          1.214           21,224

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.071          1.129           20,164

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.283          1.317           17,817
                                                       2006      1.199          1.283           17,817

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.163          1.281               --
                                                       2006      1.110          1.163               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.162          1.211               --
                                                       2006      1.127          1.162               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.970           23,063
                                                       2006      1.003          1.024               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.109          1.305               --
                                                       2006      1.142          1.109               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.041          1.079               --
                                                       2006      1.008          1.041               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.157          1.130               --
                                                       2006      1.131          1.157               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.156          1.174               --
                                                       2006      1.145          1.156               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.205          1.225               --
                                                       2006      1.180          1.205               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.065               --
                                                       2006      1.002          1.055               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071           61,646
                                                       2006      1.001          1.038           61,676

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.070               --
                                                       2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.070           21,493
                                                       2006      1.002          1.050           21,530

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.070               --
                                                       2006      1.002          1.054               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.208          1.230               --
                                                       2006      1.136          1.208               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.046          1.086               --
                                                       2006      0.996          1.046               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.135               --
                                                       2006      0.998          1.064               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.048          1.067               --
                                                       2006      1.065          1.048           31,505
                                                       2005      1.068          1.065           23,901
                                                       2004      1.000          1.068               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.061          1.128           20,443
                                                       2006      1.046          1.061           31,802
                                                       2005      1.045          1.046           24,113
                                                       2004      1.000          1.045               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.214          1.309               --
                                                       2006      1.118          1.214               --
                                                       2005      1.067          1.118               --
                                                       2004      1.000          1.067               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.587          1.714               --
                                                       2006      1.271          1.587               --
                                                       2005      1.159          1.271               --
                                                       2004      1.000          1.159               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.431          1.525               --
                                                       2006      1.248          1.431           16,396
                                                       2005      1.193          1.248           16,399
                                                       2004      1.000          1.193               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.121          1.191               --
                                                       2005      1.055          1.121               --
                                                       2004      1.000          1.055               --

  Travelers Equity Income Subaccount (4/00)..........  2006      1.126          1.180               --
                                                       2005      1.102          1.126               --
                                                       2004      1.000          1.102               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.114          1.145               --
                                                       2005      1.049          1.114               --
                                                       2004      1.000          1.049               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.073          1.138               --
                                                       2005      1.000          1.073               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (8/05)..................................  2006      1.026          1.028               --
                                                       2005      1.020          1.026           60,113

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.042          1.076               --
                                                       2005      1.002          1.042           20,075

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.060          1.103               --
                                                       2005      1.000          1.060               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (5/05).....................  2006      1.033          1.051               --
                                                       2005      1.000          1.033               --

  Travelers Managed Income Subaccount (5/01).........  2006      1.020          1.008               --
                                                       2005      1.029          1.020               --
                                                       2004      1.000          1.029               --

  Travelers Mercury Large Cap Core Subaccount
  (8/00).............................................  2006      1.231          1.304               --
                                                       2005      1.124          1.231               --
                                                       2004      1.000          1.124               --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.081          1.142               --
                                                       2005      1.074          1.081               --
                                                       2004      1.000          1.074               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (6/00)....  2006      1.103          1.136               --
                                                       2005      1.096          1.103               --
                                                       2004      1.000          1.096               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.172          1.264               --
                                                       2005      1.127          1.172               --
                                                       2004      1.000          1.127               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.226          1.405               --
                                                       2005      1.145          1.226               --
                                                       2004      1.000          1.145               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.133          1.199               --
                                                       2005      1.093          1.133           10,627
                                                       2004      1.000          1.093               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.058          1.110               --
                                                       2005      1.019          1.058               --

  Travelers Pioneer Strategic Income Subaccount
  (5/00).............................................  2006      1.119          1.127               --
                                                       2005      1.104          1.119               --
                                                       2004      1.000          1.104               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.095          1.140               --
                                                       2005      1.098          1.095               --
                                                       2004      1.000          1.098               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.131          1.299               --
                                                       2005      1.000          1.131               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.103          1.263               --
                                                       2005      0.986          1.103               --

  Travelers Van Kampen Enterprise Subaccount (8/00)..  2006      1.092          1.131               --
                                                       2005      1.037          1.092               --
                                                       2004      1.000          1.037               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (4/00)..........................................  2007      1.123          1.284               --
                                                       2006      1.117          1.123               --
                                                       2005      1.059          1.117               --
                                                       2004      1.000          1.059               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Fund-AIM VI Premier Equity Fund merged into AIM Variable Insurance Fund-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Metropolitan Series Fund, Inc.-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios III, Inc.-Legg Mason Partners Variable Large Cap Value Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Investors Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

               FOR METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                 VINTAGE XTRA -- SEPARATE ACCOUNT CHARGES 1.40%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.081          1.159                 --
                                                       2006      1.000          1.081          1,322,287

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.816          0.857                 --
                                                       2005      0.783          0.816          1,550,953
                                                       2004      0.751          0.783          1,746,250
                                                       2003      0.609          0.751          2,078,822
                                                       2002      0.885          0.609          1,958,680
                                                       2001      1.000          0.885            772,623

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.162          1.215                 --
                                                       2005      1.127          1.162            836,628
                                                       2004      1.027          1.127            821,546
                                                       2003      0.788          1.027            805,689
                                                       2002      1.000          0.788            288,171

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.756          0.741                 --
                                                       2005      0.668          0.756         13,620,446
                                                       2004      0.625          0.668         16,701,254
                                                       2003      0.514          0.625         20,289,834
                                                       2002      0.753          0.514         22,920,668
                                                       2001      0.925          0.753         30,657,551
                                                       2000      1.127          0.925         26,711,914
                                                       1999      1.000          1.127          2,118,594

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.478          1.674          9,442,927
                                                       2006      1.245          1.478         10,059,936
                                                       2005      1.106          1.245         10,391,145
                                                       2004      0.989          1.106         10,671,866
                                                       2003      0.741          0.989          9,954,233
                                                       2002      0.880          0.741         10,006,380
                                                       2001      1.041          0.880         10,783,872
                                                       2000      1.301          1.041          9,193,213
                                                       1999      1.000          1.301            496,228

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.366          1.514         27,026,066
                                                       2006      1.257          1.366         29,940,315
                                                       2005      1.097          1.257         30,770,173
                                                       2004      0.989          1.097         31,399,627
                                                       2003      0.733          0.989         30,519,238
                                                       2002      0.984          0.733         29,254,703
                                                       2001      1.220          0.984         24,168,621
                                                       2000      1.184          1.220         17,763,993
                                                       1999      1.000          1.184            790,492

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.507          1.560         17,730,876
                                                       2006      1.326          1.507         19,404,004
                                                       2005      1.271          1.326         21,463,117
                                                       2004      1.167          1.271         22,247,206
                                                       2003      0.894          1.167         20,672,145
                                                       2002      1.110          0.894         19,762,828
                                                       2001      1.098          1.110         17,618,589
                                                       2000      1.031          1.098         10,615,411
                                                       1999      1.000          1.031          1,022,054

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.676          0.670                 --
                                                       2005      0.580          0.676          7,869,627
                                                       2004      0.492          0.580          8,682,856
                                                       2003      0.400          0.492          9,196,896
                                                       2002      0.541          0.400         10,337,045
                                                       2001      0.742          0.541         14,174,851
                                                       2000      0.928          0.742          9,685,366

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      2.347          3.069                 --
                                                       2005      2.221          2.347          1,426,888
                                                       2004      1.714          2.221          1,614,681
                                                       2003      1.297          1.714          1,701,015
                                                       2002      1.258          1.297          1,710,144
                                                       2001      1.173          1.258            481,199
                                                       2000      1.042          1.173             48,709

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.315          1.431                 --
                                                       2005      1.210          1.315             67,656
                                                       2004      1.074          1.210             26,986
                                                       2003      1.000          1.074                 --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.312          1.463                 --
                                                       2005      1.208          1.312            192,466
                                                       2004      1.068          1.208            131,916
                                                       2003      1.000          1.068             16,802

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.475          1.709          5,230,198
                                                       2006      1.341          1.475          5,667,769
                                                       2005      1.163          1.341          5,806,998
                                                       2004      1.023          1.163          5,854,650
                                                       2003      0.808          1.023          6,421,472
                                                       2002      0.905          0.808          6,685,142
                                                       2001      1.047          0.905          6,912,959
                                                       2000      1.138          1.047          6,333,548
                                                       1999      1.000          1.138          1,210,535

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.972          2.243          2,956,511
                                                       2006      1.779          1.972          3,711,973
                                                       2005      1.529          1.779          3,337,201
                                                       2004      1.244          1.529          2,878,436
                                                       2003      0.912          1.244          1,954,640
                                                       2002      1.000          0.912            844,778

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.227          1.255          1,650,986
                                                       2006      1.052          1.227            957,045
                                                       2005      1.028          1.052            175,707

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      0.935          1.025          2,692,980
                                                       2006      0.872          0.935          3,034,179
                                                       2005      0.844          0.872          3,790,175
                                                       2004      0.768          0.844          4,212,277
                                                       2003      0.567          0.768          4,510,872
                                                       2002      0.807          0.567          4,835,041
                                                       2001      0.965          0.807          5,511,086
                                                       2000      1.173          0.965          4,678,792
                                                       1999      1.000          1.173            719,638

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.262          1.474                 --
                                                       2005      1.158          1.262          1,699,785
                                                       2004      1.043          1.158          1,557,424
                                                       2003      0.845          1.043          1,274,575
                                                       2002      1.000          0.845            633,273

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.826          3.589            983,544
                                                       2006      2.238          2.826            958,426
                                                       2005      1.781          2.238            708,466
                                                       2004      1.448          1.781            259,549
                                                       2003      1.000          1.448            157,913

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.408          1.603          6,272,498
                                                       2006      1.176          1.408          6,709,019
                                                       2005      1.082          1.176          6,083,715
                                                       2004      0.926          1.082          5,996,738
                                                       2003      0.710          0.926          5,855,211
                                                       2002      0.884          0.710          5,959,767
                                                       2001      1.068          0.884          6,615,238
                                                       2000      1.109          1.068          5,495,504
                                                       1999      1.000          1.109            445,419

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.267          1.522                 --
                                                       2005      1.180          1.267          1,340,280
                                                       2004      1.032          1.180            886,673
                                                       2003      0.792          1.032            675,020
                                                       2002      0.981          0.792            180,014

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.554          0.666          3,811,814
                                                       2006      0.496          0.554          4,280,411
                                                       2005      0.449          0.496          5,414,722
                                                       2004      0.378          0.449          6,161,479
                                                       2003      0.284          0.378          7,020,554
                                                       2002      0.401          0.284          7,331,562
                                                       2001      0.674          0.401          9,326,574
                                                       2000      1.000          0.674          6,961,748

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.552          1.745                 --
                                                       2005      1.513          1.552            893,526
                                                       2004      1.336          1.513            698,253
                                                       2003      1.000          1.336            134,336

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.963          1.025                 --
                                                       2006      0.910          0.963            556,538
                                                       2005      0.868          0.910            565,531
                                                       2004      0.855          0.868            632,895
                                                       2003      0.646          0.855            620,411
                                                       2002      0.894          0.646            606,029
                                                       2001      1.000          0.894            226,185

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.473          1.475         13,184,742
                                                       2006      1.373          1.473         14,772,667
                                                       2005      1.247          1.373         17,148,499
                                                       2004      1.150          1.247         18,826,641
                                                       2003      0.867          1.150         20,242,471
                                                       2002      1.306          0.867         20,165,150
                                                       2001      1.381          1.306         19,643,514
                                                       2000      1.210          1.381         13,025,930
                                                       1999      1.000          1.210          1,210,115

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.211          1.295          7,113,752
                                                       2006      1.070          1.211          7,601,782
                                                       2005      1.040          1.070          8,344,794
                                                       2004      0.970          1.040          9,119,515
                                                       2003      0.789          0.970          9,487,337
                                                       2002      0.971          0.789          9,050,877
                                                       2001      1.025          0.971          5,617,721
                                                       2000      1.044          1.025          3,282,703
                                                       1999      1.000          1.044            407,917

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.677          1.674            367,762

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.448          1.505          2,110,569
                                                       2006      1.329          1.448          2,699,543
                                                       2005      1.293          1.329          2,737,615
                                                       2004      1.249          1.293          2,880,403
                                                       2003      1.038          1.249          2,438,742
                                                       2002      1.000          1.038            195,141

  LMPVET Capital Subaccount (10/02)..................  2007      1.682          1.690          1,666,895
                                                       2006      1.502          1.682          2,270,739
                                                       2005      1.447          1.502          2,635,196
                                                       2004      1.376          1.447          2,959,547
                                                       2003      1.061          1.376          2,337,352
                                                       2002      1.000          1.061            224,978

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      0.927          0.973            174,377
                                                       2006      0.797          0.927            205,332
                                                       2005      0.810          0.797            387,532
                                                       2004      0.794          0.810            203,625
                                                       2003      0.652          0.794            191,601
                                                       2002      0.894          0.652             95,273
                                                       2001      1.000          0.894             78,232

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.005          1.040         13,956,126
                                                       2006      0.885          1.005         15,620,766
                                                       2005      0.861          0.885         16,905,236
                                                       2004      0.792          0.861         18,836,125
                                                       2003      0.629          0.792         19,589,108
                                                       2002      0.822          0.629         17,735,675
                                                       2001      0.951          0.822         14,784,877
                                                       2000      1.063          0.951          9,919,249
                                                       1999      1.000          1.063            638,959

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.567          1.565         13,277,286
                                                       2006      1.361          1.567          8,978,416
                                                       2005      1.317          1.361         10,599,477
                                                       2004      1.234          1.317         11,843,618
                                                       2003      0.903          1.234         12,622,271
                                                       2002      1.163          0.903         12,486,442
                                                       2001      1.245          1.163          8,723,448
                                                       2000      1.048          1.245          2,061,001
                                                       1999      1.000          1.048             29,295

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Global Equity Subaccount (10/02)............  2007      1.808          1.871            598,994
                                                       2006      1.592          1.808            624,329
                                                       2005      1.515          1.592            615,702
                                                       2004      1.394          1.515            562,421
                                                       2003      1.074          1.394            427,680
                                                       2002      1.000          1.074             31,725

  LMPVET International All Cap Opportunity Subaccount
  (11/99)............................................  2007      0.918          0.962          2,965,007
                                                       2006      0.739          0.918          3,309,795
                                                       2005      0.671          0.739          3,920,607
                                                       2004      0.577          0.671          4,382,954
                                                       2003      0.459          0.577          6,412,697
                                                       2002      0.627          0.459          5,876,699
                                                       2001      0.924          0.627          7,629,713
                                                       2000      1.230          0.924          6,638,564
                                                       1999      1.000          1.230            945,011

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.438          1.473          7,320,259
                                                       2006      1.233          1.438          4,097,564
                                                       2005      1.174          1.233          5,504,348
                                                       2004      1.078          1.174          6,005,375
                                                       2003      0.826          1.078          7,816,635
                                                       2002      1.089          0.826          7,795,316
                                                       2001      1.152          1.089          6,793,914
                                                       2000      1.014          1.152          2,942,606
                                                       1999      1.000          1.014             69,063

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      0.986          1.024         12,456,754
                                                       2006      0.956          0.986         14,358,357
                                                       2005      0.922          0.956         16,386,536
                                                       2004      0.931          0.922         18,390,200
                                                       2003      0.640          0.931         20,579,752
                                                       2002      0.863          0.640         21,331,286
                                                       2001      1.000          0.863         22,512,692
                                                       2000      1.090          1.000         17,218,164
                                                       1999      1.000          1.090          2,526,512

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.617          1.708          3,325,055
                                                       2006      1.428          1.617          4,075,706
                                                       2005      1.337          1.428          4,677,175
                                                       2004      1.228          1.337          5,286,958
                                                       2003      0.959          1.228          6,086,848
                                                       2002      1.203          0.959          6,634,416
                                                       2001      1.355          1.203          6,353,871
                                                       2000      1.166          1.355          4,114,813
                                                       1999      1.000          1.166            501,324

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.619          1.652                 --
                                                       2006      1.462          1.619            328,207
                                                       2005      1.432          1.462            339,470
                                                       2004      1.360          1.432            347,413
                                                       2003      1.069          1.360            310,732
                                                       2002      1.000          1.069              3,641

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.577          1.711          1,745,114
                                                       2006      1.419          1.577          1,754,006
                                                       2005      1.371          1.419          1,951,209
                                                       2004      1.208          1.371          2,193,044
                                                       2003      0.823          1.208          2,776,264
                                                       2002      1.278          0.823          2,106,333
                                                       2001      1.397          1.278          2,044,688
                                                       2000      1.213          1.397          1,826,310
                                                       1999      1.000          1.213             56,346

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.033          1.033            608,737
                                                       2006      1.006          1.033            597,801
                                                       2005      0.997          1.006            443,529
                                                       2004      0.999          0.997            350,365
                                                       2003      1.000          0.999              3,637

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.298          1.306          3,586,464
                                                       2006      1.249          1.298          4,736,059
                                                       2005      1.235          1.249          5,421,715
                                                       2004      1.174          1.235          5,871,619
                                                       2003      1.065          1.174          7,014,816
                                                       2002      1.030          1.065          6,437,646
                                                       2001      1.013          1.030          5,810,704
                                                       2000      0.999          1.013          4,456,819
                                                       1999      1.000          0.999            156,084

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT High Income Subaccount (11/99)..............  2007      1.264          1.250          3,807,547
                                                       2006      1.155          1.264          4,590,234
                                                       2005      1.141          1.155          5,546,534
                                                       2004      1.048          1.141          6,636,147
                                                       2003      0.833          1.048          7,127,999
                                                       2002      0.873          0.833          5,888,462
                                                       2001      0.920          0.873          5,392,288
                                                       2000      1.015          0.920          3,364,568
                                                       1999      1.000          1.015            222,226

  LMPVIT Money Market Subaccount (11/99).............  2007      1.109          1.148          9,463,043
                                                       2006      1.075          1.109          9,763,038
                                                       2005      1.060          1.075          9,714,014
                                                       2004      1.066          1.060         10,724,738
                                                       2003      1.074          1.066         13,369,673
                                                       2002      1.075          1.074         23,858,907
                                                       2001      1.052          1.075         34,802,834
                                                       2000      1.006          1.052         16,551,256
                                                       1999      1.000          1.006          2,574,330

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.274          1.360                 --
                                                       2006      1.144          1.274            396,827
                                                       2005      1.106          1.144            523,941
                                                       2004      0.970          1.106            477,894
                                                       2003      0.693          0.970            734,566
                                                       2002      0.945          0.693            646,552
                                                       2001      1.000          0.945            301,808

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.564          1.642                 --
                                                       2006      1.343          1.564          6,401,773
                                                       2005      1.309          1.343          7,424,062
                                                       2004      1.225          1.309          8,139,285
                                                       2003      0.894          1.225          9,114,126
                                                       2002      1.209          0.894          9,606,077
                                                       2001      1.204          1.209          7,452,708
                                                       2000      1.032          1.204          2,476,774
                                                       1999      1.000          1.032             42,351

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.247          1.311                 --
                                                       2006      1.069          1.247          4,930,667
                                                       2005      1.018          1.069          5,614,792
                                                       2004      0.933          1.018          6,472,999
                                                       2003      0.742          0.933          6,987,013
                                                       2002      1.008          0.742          8,814,849
                                                       2001      1.114          1.008          9,311,478
                                                       2000      0.998          1.114          5,501,375
                                                       1999      1.000          0.998          1,119,883

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.628          1.693                 --
                                                       2006      1.408          1.628          1,152,385
                                                       2005      1.382          1.408          1,064,845
                                                       2004      1.244          1.382            674,660
                                                       2003      1.000          1.244            305,344

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.820          2.007                 --
                                                       2006      1.644          1.820          1,301,598
                                                       2005      1.541          1.644          1,611,204
                                                       2004      1.260          1.541          1,323,373
                                                       2003      1.000          1.260            557,395

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.014          1.064                 --
                                                       2006      0.956          1.014          2,494,173

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.055          1.064          2,112,013

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.360          1.328            338,218
                                                       2006      1.274          1.360             81,035

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.168          1.142          2,817,743
                                                       2006      1.058          1.168          2,837,194

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      0.688          0.884          5,642,981
                                                       2006      0.670          0.688          6,008,022

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.289          1.144             88,671

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.077          1.102          3,319,904
                                                       2006      1.001          1.077          2,310,974

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.073          1.065          2,059,005
                                                       2006      1.015          1.073            145,137

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.982          1.083            367,502
                                                       2006      0.992          0.982            334,912

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.302          1.430            167,357
                                                       2006      1.310          1.302             17,177

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.518          1.596          2,435,021

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.410          1.496          1,423,007
                                                       2006      1.274          1.410          1,270,916

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.222          1.026          2,201,414
                                                       2006      1.003          1.222          3,748,896

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.153          1.223          1,091,753

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.593          1.650            119,887
                                                       2006      1.480          1.593             50,500

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.180          1.304                 --
                                                       2006      1.120          1.180             80,429

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.471          1.547          1,799,547
                                                       2006      1.419          1.471          1,811,159

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.030          0.985          6,004,180
                                                       2006      1.003          1.030          2,145,581

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.595          0.707          6,205,422
                                                       2006      0.609          0.595          7,417,952

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.256          1.315          6,012,568
                                                       2006      1.209          1.256          6,637,824

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      0.756          0.745          3,467,703
                                                       2006      0.735          0.756          2,029,379

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.853          0.875         10,662,488
                                                       2006      0.841          0.853         12,430,624

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.380          1.417          8,075,013
                                                       2006      1.344          1.380          9,129,051

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.062          1.081            400,688
                                                       2006      1.002          1.062            406,646

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.044          1.087            407,688
                                                       2006      1.001          1.044             10,382

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.051          1.086            897,916
                                                       2006      1.002          1.051            150,233

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.086            761,517
                                                       2006      1.002          1.056            499,638

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.061          1.086          1,379,680
                                                       2006      1.002          1.061            342,858

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.506          1.547         17,549,549
                                                       2006      1.407          1.506         20,141,839

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.052          1.103          2,823,848
                                                       2006      0.996          1.052          2,440,606

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.152          7,225,458
                                                       2006      0.998          1.070          8,415,627

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.125          1.148                 --
                                                       2006      1.133          1.125          1,706,678
                                                       2005      1.125          1.133          1,601,094
                                                       2004      1.048          1.125          1,424,929
                                                       2003      1.000          1.048            487,410

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.255          1.346         11,370,678
                                                       2006      1.226          1.255         12,823,268
                                                       2005      1.213          1.226         13,636,234
                                                       2004      1.173          1.213         14,874,186
                                                       2003      1.132          1.173         17,564,278
                                                       2002      1.053          1.132         17,039,505
                                                       2001      1.000          1.053          3,528,611

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      0.895          0.974            166,723
                                                       2006      0.817          0.895            171,492
                                                       2005      0.773          0.817            180,170
                                                       2004      0.728          0.773            189,012
                                                       2003      0.560          0.728            219,075
                                                       2002      0.806          0.560            193,101
                                                       2001      1.000          0.806             82,991

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.408          1.526                 --
                                                       2006      1.118          1.408          2,433,151
                                                       2005      1.011          1.118          2,357,610
                                                       2004      0.882          1.011          2,418,477
                                                       2003      0.696          0.882          3,509,039
                                                       2002      0.857          0.696          3,188,678
                                                       2001      1.000          0.857            239,877

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.967          2.102                 --
                                                       2006      1.701          1.967          2,792,090
                                                       2005      1.611          1.701          3,265,401
                                                       2004      1.295          1.611          3,517,982
                                                       2003      0.877          1.295          3,647,627
                                                       2002      1.088          0.877          3,088,400
                                                       2001      1.000          1.088          1,040,422

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.931          0.992                 --
                                                       2005      0.869          0.931            804,530
                                                       2004      0.827          0.869            806,240
                                                       2003      0.649          0.827            872,264
                                                       2002      0.864          0.649            711,965
                                                       2001      1.000          0.864            630,256

  Travelers Equity Income Subaccount (11/99).........  2006      1.278          1.344                 --
                                                       2005      1.240          1.278          9,917,573
                                                       2004      1.145          1.240         11,001,456
                                                       2003      0.885          1.145         11,397,574
                                                       2002      1.043          0.885         10,600,886
                                                       2001      1.133          1.043         10,046,727
                                                       2000      1.052          1.133          4,977,279
                                                       1999      1.000          1.052            174,100

  Travelers Large Cap Subaccount (11/99).............  2006      0.815          0.841                 --
                                                       2005      0.761          0.815          4,989,786
                                                       2004      0.724          0.761          6,116,510
                                                       2003      0.589          0.724          6,858,228
                                                       2002      0.774          0.589          6,842,860
                                                       2001      0.949          0.774          7,970,781
                                                       2000      1.126          0.949          6,001,335
                                                       1999      1.000          1.126            500,514

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.078          1.148                 --
                                                       2005      1.007          1.078                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.032          1.037                 --
                                                       2005      1.000          1.032             33,294

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.047          1.085                 --
                                                       2005      1.000          1.047            346,342

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.066          1.113                 --
                                                       2005      0.999          1.066            185,975

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.039          1.060                 --
                                                       2005      1.008          1.039                 --

  Travelers Managed Income Subaccount (11/99)........  2006      1.220          1.209                 --
                                                       2005      1.220          1.220          7,206,827
                                                       2004      1.203          1.220          8,127,637
                                                       2003      1.125          1.203          9,137,556
                                                       2002      1.116          1.125          8,505,979
                                                       2001      1.061          1.116          5,960,679
                                                       2000      0.997          1.061          2,191,946
                                                       1999      1.000          0.997            194,554

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.900          0.956                 --
                                                       2005      0.815          0.900          2,796,240
                                                       2004      0.713          0.815          3,089,053
                                                       2003      0.597          0.713          3,688,680
                                                       2002      0.808          0.597          4,148,896
                                                       2001      1.057          0.808          4,279,316
                                                       2000      1.135          1.057          3,766,401
                                                       1999      1.000          1.135            307,732

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      0.575          0.609                 --
                                                       2005      0.566          0.575          9,346,433
                                                       2004      0.503          0.566          2,634,584
                                                       2003      0.372          0.503          3,413,182
                                                       2002      0.737          0.372          3,504,601
                                                       2001      0.980          0.737          3,647,107
                                                       2000      0.929          0.980          2,539,453

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.362          1.407                 --
                                                       2005      1.342          1.362         21,085,686
                                                       2004      1.221          1.342         23,762,190
                                                       2003      1.062          1.221         24,417,025
                                                       2002      1.137          1.062         22,713,962
                                                       2001      1.153          1.137         16,974,046
                                                       2000      1.003          1.153          5,181,152
                                                       1999      1.000          1.003            229,693

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.178          1.274                 --
                                                       2005      1.122          1.178            665,186
                                                       2004      0.994          1.122            365,637

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      0.921          1.058                 --
                                                       2005      0.853          0.921          2,661,031
                                                       2004      0.747          0.853          2,599,833
                                                       2003      0.589          0.747          1,473,404
                                                       2002      0.686          0.589          1,220,371
                                                       2001      0.943          0.686            885,468
                                                       2000      0.957          0.943            356,321

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.394          1.480                 --
                                                       2005      1.334          1.394            112,741
                                                       2004      1.217          1.334             78,072
                                                       2003      1.000          1.217             62,749

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.063          1.120                 --
                                                       2005      1.000          1.063             39,090

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.404          1.419                 --
                                                       2005      1.373          1.404          1,440,006
                                                       2004      1.255          1.373            930,528
                                                       2003      1.065          1.255            878,773
                                                       2002      1.020          1.065            990,950
                                                       2001      0.992          1.020          1,000,776
                                                       2000      0.994          0.992            165,623

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.741          0.774                 --
                                                       2005      0.737          0.741         10,759,065
                                                       2004      0.678          0.737         13,177,851
                                                       2003      0.519          0.678         14,897,916
                                                       2002      0.792          0.519         16,106,829
                                                       2001      0.927          0.792         19,754,119
                                                       2000      1.149          0.927         15,438,160
                                                       1999      1.000          1.149          1,333,895

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.137          1.310                 --
                                                       2005      1.032          1.137                314

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.110          1.274                 --
                                                       2005      1.000          1.110             12,521

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      0.707          0.735                 --
                                                       2005      0.665          0.707          2,332,726
                                                       2004      0.649          0.665          2,734,839
                                                       2003      0.524          0.649          3,147,706
                                                       2002      0.753          0.524          3,402,420
                                                       2001      0.970          0.753          3,768,278
                                                       2000      1.152          0.970          4,201,961
                                                       1999      1.000          1.152            614,555

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      0.794          0.916          5,520,812
                                                       2006      0.783          0.794          6,468,041
                                                       2005      0.735          0.783          7,374,304
                                                       2004      0.697          0.735          8,593,546
                                                       2003      0.555          0.697         10,823,223
                                                       2002      0.834          0.555         12,482,675
                                                       2001      1.234          0.834         14,221,625
                                                       2000      1.393          1.234         13,192,232
                                                       1999      1.000          1.393          1,613,716




                 VINTAGE XTRA -- SEPARATE ACCOUNT CHARGES 2.30%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.075          1.148               --
                                                       2006      1.000          1.075               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.084          1.136               --
                                                       2005      1.050          1.084               --
                                                       2004      1.000          1.050               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.105          1.153               --
                                                       2005      1.081          1.105               --
                                                       2004      1.000          1.081               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.188          1.154               --
                                                       2005      1.059          1.188               --
                                                       2004      1.000          1.059               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.461          1.640           68,097
                                                       2006      1.241          1.461           68,097
                                                       2005      1.113          1.241           68,097
                                                       2004      1.000          1.113               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.329          1.459           39,573
                                                       2006      1.233          1.329           49,475
                                                       2005      1.086          1.233           10,301
                                                       2004      1.000          1.086               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.240          1.273           44,100
                                                       2006      1.102          1.240           55,209
                                                       2005      1.065          1.102           11,556
                                                       2004      1.000          1.065               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.351          1.334               --
                                                       2005      1.170          1.351               --
                                                       2004      1.000          1.170               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.349          1.749               --
                                                       2005      1.288          1.349           36,512
                                                       2004      1.000          1.288               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.203          1.305               --
                                                       2005      1.117          1.203               --
                                                       2004      1.000          1.117               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.205          1.340               --
                                                       2005      1.120          1.205               --
                                                       2004      1.000          1.120               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.380          1.584           16,789
                                                       2006      1.265          1.380           16,789
                                                       2005      1.108          1.265           16,789
                                                       2004      1.000          1.108               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.555          1.753               --
                                                       2006      1.416          1.555               --
                                                       2005      1.227          1.416               --
                                                       2004      1.000          1.227               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.209          1.226               --
                                                       2006      1.046          1.209               --
                                                       2005      1.027          1.046               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.181          1.283               --
                                                       2006      1.111          1.181               --
                                                       2005      1.085          1.111               --
                                                       2004      1.000          1.085               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.189          1.376               --
                                                       2005      1.100          1.189               --
                                                       2004      1.000          1.100               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.967          2.476           35,523
                                                       2006      1.572          1.967           38,716
                                                       2005      1.262          1.572           38,853
                                                       2004      1.000          1.262               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.478          1.667           52,733
                                                       2006      1.245          1.478           52,733
                                                       2005      1.156          1.245           52,733
                                                       2004      1.000          1.156               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.191          1.418               --
                                                       2005      1.120          1.191               --
                                                       2004      1.000          1.120               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.370          1.630               --
                                                       2006      1.237          1.370               --
                                                       2005      1.130          1.237               --
                                                       2004      1.000          1.130               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.145          1.277               --
                                                       2005      1.126          1.145            6,109
                                                       2004      1.000          1.126               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.119          1.188               --
                                                       2006      1.066          1.119               --
                                                       2005      1.026          1.066               --
                                                       2004      1.000          1.026               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.237          1.227           24,410
                                                       2006      1.164          1.237           24,414
                                                       2005      1.066          1.164           24,417
                                                       2004      1.000          1.066               --

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.209          1.280               --
                                                       2006      1.077          1.209               --
                                                       2005      1.057          1.077               --
                                                       2004      1.000          1.057               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.179          1.176               --

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.135          1.168          156,235
                                                       2006      1.051          1.135           47,620
                                                       2005      1.031          1.051           47,644
                                                       2004      1.000          1.031               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.187          1.181          253,762
                                                       2006      1.069          1.187          265,617
                                                       2005      1.039          1.069          230,528
                                                       2004      1.000          1.039               --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.143          1.188               --
                                                       2006      0.991          1.143               --
                                                       2005      1.016          0.991               --
                                                       2004      1.000          1.016               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.227          1.258               --
                                                       2006      1.090          1.227               --
                                                       2005      1.070          1.090               --
                                                       2004      1.000          1.070               --

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.237          1.224               --
                                                       2006      1.084          1.237               --
                                                       2005      1.058          1.084               --
                                                       2004      1.000          1.058               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Global Equity Subaccount (10/02)............  2007      1.251          1.282               --
                                                       2006      1.111          1.251               --
                                                       2005      1.067          1.111               --
                                                       2004      1.000          1.067               --

  LMPVET International All Cap Opportunity Subaccount
  (11/99)............................................  2007      1.552          1.613               --
                                                       2006      1.262          1.552               --
                                                       2005      1.156          1.262               --
                                                       2004      1.000          1.156               --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.299          1.319               --
                                                       2006      1.124          1.299               --
                                                       2005      1.080          1.124               --
                                                       2004      1.000          1.080               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.041          1.071               --
                                                       2006      1.018          1.041               --
                                                       2005      0.990          1.018               --
                                                       2004      1.000          0.990               --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.300          1.361               --
                                                       2006      1.159          1.300               --
                                                       2005      1.095          1.159               --
                                                       2004      1.000          1.095               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.147          1.162               --
                                                       2006      1.046          1.147               --
                                                       2005      1.033          1.046               --
                                                       2004      1.000          1.033               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.318          1.417           13,294
                                                       2006      1.196          1.318               --
                                                       2005      1.166          1.196               --
                                                       2004      1.000          1.166               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.016          1.006               --
                                                       2006      0.998          1.016               --
                                                       2005      0.998          0.998               --
                                                       2004      1.000          0.998               --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.105          1.101               --
                                                       2006      1.073          1.105               --
                                                       2005      1.071          1.073               --
                                                       2004      1.000          1.071               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT High Income Subaccount (11/99)..............  2007      1.180          1.157               --
                                                       2006      1.088          1.180               --
                                                       2005      1.085          1.088               --
                                                       2004      1.000          1.085               --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.021          1.047               --
                                                       2006      0.998          1.021               --
                                                       2005      0.994          0.998               --
                                                       2004      1.000          0.994               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.323          1.408               --
                                                       2006      1.199          1.323           13,265
                                                       2005      1.170          1.199           13,265
                                                       2004      1.000          1.170               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.241          1.299               --
                                                       2006      1.075          1.241               --
                                                       2005      1.057          1.075               --
                                                       2004      1.000          1.057               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/99)........  2007      1.301          1.364               --
                                                       2006      1.126          1.301               --
                                                       2005      1.081          1.126               --
                                                       2004      1.000          1.081               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.272          1.319               --
                                                       2006      1.110          1.272               --
                                                       2005      1.100          1.110               --
                                                       2004      1.000          1.100               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.347          1.481               --
                                                       2006      1.228          1.347           44,386
                                                       2005      1.161          1.228           44,386
                                                       2004      1.000          1.161               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.375          1.438               --
                                                       2006      1.304          1.375               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.426          1.430               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.340          1.296               --
                                                       2006      1.263          1.340               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.541          1.493               --
                                                       2006      1.405          1.541               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.361          1.735               --
                                                       2006      1.334          1.361               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.267          1.117               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.071          1.085               --
                                                       2006      1.001          1.071               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.049           56,066
                                                       2006      1.015          1.067               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.171          1.281               --
                                                       2006      1.191          1.171               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.283          1.397               --
                                                       2006      1.299          1.283               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.705          1.782               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.390          1.462               --
                                                       2006      1.264          1.390               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.011           52,985
                                                       2006      1.003          1.214           52,985

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.071          1.129           44,737

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.283          1.317               --
                                                       2006      1.199          1.283               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.163          1.281               --
                                                       2006      1.110          1.163               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.162          1.211               --
                                                       2006      1.127          1.162               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.970           32,436
                                                       2006      1.003          1.024            7,768

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.109          1.305               --
                                                       2006      1.142          1.109               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.041          1.079               --
                                                       2006      1.008          1.041               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.157          1.130               --
                                                       2006      1.131          1.157               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.156          1.174               --
                                                       2006      1.145          1.156               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.205          1.225               --
                                                       2006      1.180          1.205               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.065               --
                                                       2006      1.002          1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071               --
                                                       2006      1.001          1.038               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.070               --
                                                       2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.070               --
                                                       2006      1.002          1.050               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.070               --
                                                       2006      1.002          1.054               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.208          1.230               --
                                                       2006      1.136          1.208               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.046          1.086               --
                                                       2006      0.996          1.046               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.135               --
                                                       2006      0.998          1.064               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.048          1.067               --
                                                       2006      1.065          1.048           54,015
                                                       2005      1.068          1.065           54,415
                                                       2004      1.000          1.068               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.061          1.128            6,765
                                                       2006      1.046          1.061           16,227
                                                       2005      1.045          1.046           16,638
                                                       2004      1.000          1.045               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.214          1.309               --
                                                       2006      1.118          1.214               --
                                                       2005      1.067          1.118               --
                                                       2004      1.000          1.067               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.587          1.714               --
                                                       2006      1.271          1.587               --
                                                       2005      1.159          1.271               --
                                                       2004      1.000          1.159               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.431          1.525               --
                                                       2006      1.248          1.431           17,538
                                                       2005      1.193          1.248           17,538
                                                       2004      1.000          1.193               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.121          1.191               --
                                                       2005      1.055          1.121               --
                                                       2004      1.000          1.055               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.126          1.180               --
                                                       2005      1.102          1.126               --
                                                       2004      1.000          1.102               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.114          1.145               --
                                                       2005      1.049          1.114               --
                                                       2004      1.000          1.049               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.073          1.138               --
                                                       2005      1.007          1.073               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.026          1.028               --
                                                       2005      1.000          1.026               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.042          1.076               --
                                                       2005      1.000          1.042               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.060          1.103               --
                                                       2005      0.999          1.060               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.033          1.051               --
                                                       2005      1.007          1.033               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.020          1.008               --
                                                       2005      1.029          1.020               --
                                                       2004      1.000          1.029               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.231          1.304               --
                                                       2005      1.124          1.231               --
                                                       2004      1.000          1.124               --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.081          1.142               --
                                                       2005      1.074          1.081               --
                                                       2004      1.000          1.074               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.103          1.136               --
                                                       2005      1.096          1.103               --
                                                       2004      1.000          1.096               --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.172          1.264               --
                                                       2005      1.127          1.172               --
                                                       2004      1.002          1.127               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.226          1.405               --
                                                       2005      1.145          1.226               --
                                                       2004      1.000          1.145               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.133          1.199               --
                                                       2005      1.093          1.133               --
                                                       2004      1.000          1.093               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.058          1.110               --
                                                       2005      1.000          1.058               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.119          1.127               --
                                                       2005      1.104          1.119               --
                                                       2004      1.000          1.104               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.095          1.140               --
                                                       2005      1.098          1.095               --
                                                       2004      1.000          1.098               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.131          1.299               --
                                                       2005      1.031          1.131               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.103          1.263               --
                                                       2005      1.000          1.103               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.092          1.131               --
                                                       2005      1.037          1.092               --
                                                       2004      1.000          1.037               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.123          1.284               --
                                                       2006      1.117          1.123               --
                                                       2005      1.059          1.117               --
                                                       2004      1.000          1.059               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Fund-AIM VI Premier Equity Fund merged into AIM Variable Insurance Fund-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Metropolitan Series Fund, Inc.-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios III, Inc.-Legg Mason Partners Variable Large Cap Value Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Investors Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Capital
     Discipline Portfolio -- All Cap Growth         Portfolio
     and Value
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Global Equity
     Discipline Portfolio -- Global All Cap         Portfolio
     Growth and Value
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate                   Clarion Global Real Estate
     Portfolio -- Class A                           Portfolio -- Class A


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
     Legg Mason Partners Variable Multiple     Legg Mason Partners Variable Appreciation
       Discipline Portfolio -- Large Cap            Portfolio -- Class II
       Growth and Value
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A            MFS(R) Value Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
FRANKLIN TEMPLETON VARIABLE INSURANCE          MET INVESTORS SERIES TRUST
  PRODUCTS TRUST
  Templeton Developing Markets Securities      MFS(R) Emerging Markets Equity
     Fund -- Class 2                                Portfolio -- Class B
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
  Putnam VT Discovery Growth Fund -- Class IB  Van Kampen Mid Cap Growth Portfolio -- Class
                                                    B
VAN KAMPEN LIFE INVESTMENT TRUST               METROPOLITAN SERIES FUND, INC.
  Strategic Growth Portfolio -- Class I        Jennison Growth Portfolio -- Class A

                                   APPENDIX D

--------------------------------------------------------------------------------

THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX E

--------------------------------------------------------------------------------

            WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT

(AVAILABLE ONLY IF ENHANCED DEATH BENEFIT IS ELECTED AND THE ANNUITANT IS AGE 70 OR YOUNGER ON THE DATE THE CONTRACT IS ISSUED.)

If, after the first Contract Year and before the Maturity Date, and you begin confinement in an eligible nursing home, you may surrender or make withdrawal, subject to the maximum withdrawal amount described below, without incurring a withdrawal charge. In order for the Company to waive the withdrawal charge, the withdrawal must be made during continued confinement in an eligible nursing home after the qualifying period has been satisfied, or within sixty (60) days after such confinement ends. The qualifying period is confinement in an eligible nursing home for ninety (90) consecutive days. We will require proof of confinement in a form satisfactory to us, which may include certification by a licensed physician that such confinement is medically necessary.

An eligible nursing home is defined as an institution or special nursing unit of a hospital which:

     (a)  is Medicare approved as a provider of skilled nursing care services;
          and

     (b) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

                                       OR

Meets all of the following standards:

     (a) is licensed as a nursing care facility by the state in which it is licensed;

     (b) is either a freestanding facility or a distinct part of another facility such as a ward, wing, unit or swing-bed of a hospital or other facility;

     (c) provides nursing care to individuals who are not able to care for themselves and who require nursing care;

     (d) provides, as a primary function, nursing care and room and board; and charges for these services;

     (e) provides care under the supervision of a licensed physician, registered nurse (RN) or licensed practical nurse (LPN);

     (f) may provide care by a licensed physical, respiratory, occupational or speech therapist; and

     (g) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

We will not waive withdrawal charges if confinement is due to one or more of the following causes:

     (a) mental, nervous, emotional or personality disorder without demonstrable organic disease, including, but not limited to, neurosis, psychoneurosis, psychopathy or psychosis

     (b) the voluntary taking or injection of drugs, unless prescribed or administered by a licensed physician

     (c) the voluntary taking of any drugs prescribed by a licensed physician and intentionally not taken as prescribed

     (d) sensitivity to drugs voluntarily taken, unless prescribed by a physician

     (e) drug addiction, unless addiction results from the voluntary taking of drugs prescribed by a licensed physician, or the involuntary taking of drugs.

FILING A CLAIM: You must provide the Company with written notice of a claim during continued confinement after the 90-day qualifying period, or within sixty days after such confinement ends.

The maximum withdrawal amount for which we will waive the withdrawal charge is the Contract Value on the next valuation date following written proof of claim, less any Purchase Payments made within a one-year period before confinement in an eligible nursing home begins, less any Purchase Payment made on or after the Annuitant's 71st birthday.

We will pay any withdrawal requested under the scope of this waiver as soon as we receive proper written proof of your claim, and we will pay the withdrawal in a lump sum. You should consult with your tax adviser regarding the tax impact of any withdrawals taken from your Contract.

                                   APPENDIX F

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

          The Insurance Company

          Principal Underwriter

          Distribution and Principal Underwriting Agreement

          Valuation of Assets

          Federal Tax Considerations

          Independent Registered Public Accounting Firm

          Financial Statements

Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the Statement of Additional Information for the contracts issued by the former MetLife Life and Annuity Company of Connecticut please request MLAC-Book-05-09-86.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MLAC-Book-05-09-86

            VINTAGE XTRA (SERIES II)(SM) VARIABLE ANNUITY PROSPECTUS:

                METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES
                 METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES

                                 APRIL 28, 2008

This prospectus describes VINTAGE XTRA (SERIES II) VARIABLE ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") and any associated Purchase Payment Credits accumulate on a variable and/or, subject to availability, fixed basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 28, 2008 are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Harris Oakmark International
  American Funds Global Growth Fund                   Portfolio -- Class A
  American Funds Growth Fund                       Janus Forty Portfolio -- Class A
  American Funds Growth-Income Fund                Lazard Mid Cap Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE PRODUCTS            Lord Abbett Growth and Income
  Contrafund(R) Portfolio -- Service Class            Portfolio -- Class B
  Mid Cap Portfolio -- Service Class 2             Lord Abbett Mid Cap Value
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS        Portfolio -- Class B
  TRUST -- CLASS 2                                 Met/AIM Capital Appreciation
  Franklin Income Securities Fund                     Portfolio -- Class A
  Templeton Foreign Securities Fund                Met/AIM Small Cap Growth Portfolio -- Class
JANUS ASPEN SERIES -- SERVICE SHARES                  A
  Mid Cap Growth Portfolio                         MFS(R) Emerging Markets Equity
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Aggressive          PIMCO Inflation Protected Bond
     Growth Portfolio -- Class I                      Portfolio -- Class A
  Legg Mason Partners Variable Appreciation        Pioneer Fund Portfolio -- Class A
     Portfolio -- Class I                          Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Capital and            A
     Income Portfolio -- Class II                  Third Avenue Small Cap Value
  Legg Mason Partners Variable Equity Index           Portfolio -- Class B
     Portfolio -- Class II                       METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Global Equity       BlackRock Aggressive Growth
     Portfolio                                        Portfolio -- Class D
  Legg Mason Partners Variable Investors           BlackRock Bond Income Portfolio -- Class E
     Portfolio -- Class I                          Capital Guardian U.S. Equity
  Legg Mason Partners Variable Mid Cap Core           Portfolio -- Class A
     Portfolio -- Class I                          FI Large Cap Portfolio -- Class A
LEGG MASON PARTNERS VARIABLE INCOME TRUST          FI Value Leaders Portfolio -- Class D
  Legg Mason Partners Variable Adjustable          MetLife Aggressive Allocation
     Rate Income Portfolio                            Portfolio -- Class B
  Legg Mason Partners Variable High Income         MetLife Conservative Allocation
     Portfolio                                        Portfolio -- Class B
  Legg Mason Partners Variable Money Market        MetLife Conservative to Moderate Allocation
     Portfolio                                        Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MetLife Moderate Allocation
  BlackRock Large Cap Core Portfolio -- Class         Portfolio -- Class B
     E                                             MetLife Moderate to Aggressive Allocation
  Clarion Global Real Estate                          Portfolio -- Class B
     Portfolio -- Class A                          MFS(R) Total Return Portfolio -- Class F
  Dreman Small Cap Value Portfolio -- Class A      MFS(R) Value Portfolio -- Class A
                                                   Oppenheimer Global Equity
                                                      Portfolio -- Class B
                                                 PIMCO VARIABLE INSURANCE
                                                   TRUST -- ADMINISTRATIVE CLASS
                                                   Total Return Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

THE CONTRACT IS NO LONGER OFFERED TO NEW PURCHASERS.

We also offer variable annuity contracts that do not have Purchase Payment Credits, and therefore may have lower fees. Over time, the value of the Purchase Payment Credits could be more than offset by higher charges. You should carefully consider whether or not this Contract is the most appropriate investment for you.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 800-842-9325 or access the SEC's website (http://www.sec.gov). See Appendix E for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS






                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     9
CONDENSED FINANCIAL INFORMATION.........................................    15
THE ANNUITY CONTRACT....................................................    15
Contract Owner Inquiries................................................    16
Purchase Payments.......................................................    16
Purchase Payment Credits................................................    17
Accumulation Units......................................................    17
The Variable Funding Options............................................    18
FIXED ACCOUNT...........................................................    24
CHARGES AND DEDUCTIONS..................................................    24
General.................................................................    24
Withdrawal Charge.......................................................    24
Free Withdrawal Allowance...............................................    25
Transfer Charge.........................................................    26
Administrative Charges..................................................    26
Mortality and Expense Risk Charge.......................................    26
Variable Liquidity Benefit Charge.......................................    26
Enhanced Stepped-Up Provision Charge....................................    27
Guaranteed Minimum Withdrawal Benefit Charge............................    27
Guaranteed Minimum Accumulation Benefit Charge..........................    27
Variable Funding Option Expenses........................................    27
Premium Tax.............................................................    27
Changes in Taxes Based upon Premium or Value............................    27
TRANSFERS...............................................................    27
Market Timing/Excessive Trading.........................................    28
Dollar Cost Averaging...................................................    29
ACCESS TO YOUR MONEY....................................................    30
Systematic Withdrawals..................................................    31
OWNERSHIP PROVISIONS....................................................    31
Types of Ownership......................................................    31
Contract Owner..........................................................    31
Beneficiary.............................................................    32
Annuitant...............................................................    32
DEATH BENEFIT...........................................................    32
Death Proceeds before the Maturity Date.................................    33
Enhanced Stepped-Up Provision ("E.S.P.")................................    35
Payment of Proceeds.....................................................    36
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    38
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    38
Planned Death Benefit...................................................    39
Death Proceeds after the Maturity Date..................................    39
LIVING BENEFITS.........................................................    39
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    39
Guaranteed Minimum Accumulation Benefit ("GMAB")........................    45
THE ANNUITY PERIOD......................................................    50
Maturity Date...........................................................    50
Allocation of Annuity...................................................    51
Variable Annuity........................................................    51
Fixed Annuity...........................................................    52
PAYMENTS OPTIONS........................................................    52
Election of Options.....................................................    52
Annuity Options.........................................................    52
Variable Liquidity Benefit..............................................    53
MISCELLANEOUS CONTRACT PROVISIONS.......................................    53
Right to Return.........................................................    53
Termination.............................................................    53
Required Reports........................................................    54
Suspension of Payments..................................................    54
THE SEPARATE ACCOUNTS...................................................    54
Performance Information.................................................    55
FEDERAL TAX CONSIDERATIONS..............................................    55
General Taxation of Annuities...........................................    55
Types of Contracts: Qualified and Non-qualified.........................    56
Qualified Annuity Contracts.............................................    56
Taxation of Qualified Annuity Contracts.................................    56
Mandatory Distributions for Qualified Plans.............................    57
Individual Retirement Annuities.........................................    57
Roth IRAs...............................................................    58
TSAs (ERISA and Non-ERISA)..............................................    58
Non-qualified Annuity Contracts.........................................    60
Diversification Requirements for Variable Annuities.....................    61
Ownership of the Investments............................................    61
Taxation of Death Benefit Proceeds......................................    62
Other Tax Considerations................................................    62
Treatment of Charges for Optional Benefits..............................    62
Guaranteed Minimum Withdrawal Benefits..................................    62
Puerto Rico Tax Considerations..........................................    62
Non-Resident Aliens.....................................................    63
Tax Credits and Deductions..............................................    63
OTHER INFORMATION.......................................................    63
The Insurance Company...................................................    63
Financial Statements....................................................    63
Distribution of Variable Annuity Contracts..............................    64
Conformity with State and Federal Laws..................................    65
Voting Rights...........................................................    65
Restrictions on Financial Transactions..................................    65
Legal Proceedings.......................................................    65
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT FUND BD
  III FOR VARIABLE ANNUITIES............................................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT FUND BD IV
  FOR VARIABLE ANNUITIES................................................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: THE FIXED ACCOUNT...........................................   D-1
APPENDIX E: CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........   E-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus any associated Purchase Payment Credits, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

PURCHASE PAYMENT CREDIT -- an amount credited to your Contract Value that equals a percentage of each Purchase Payment made.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401(a), 403(b), 408(b), or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                    VINTAGE XTRA (SERIES II) VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors MetLife of CT Fund BD III for Variable Annuities ("Fund BD III") and MetLife of CT Fund BD IV for Variable Annuities ("Fund BD IV"), each a segregated account ("Separate Account"). Prior to December 7, 2007, Fund BD IV was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of Fund BD
IV. When we refer to the Separate Account, we are referring to Fund BD III, except where the Contract was originally issued by MLACC, in which case, we are referring to Fund BD IV.

THE CONTRACT IS NO LONGER AVAILABLE FOR SALE. It does continue to accept Purchase Payments from existing Contract Owners.

For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer available for sale. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds) minus any Purchase Payment Credits applied. Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment, minus any Purchase Payment Credits applied. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed) minus any Purchase Payment Credits applied. We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT DURING THE RIGHT TO RETURN PERIOD, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Where permitted by state law, we also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.40% for the Standard Death Benefit, 1.50% for the Step-Up Death Benefit and 1.70% for the Roll-Up Death Benefit. For Contracts with a value of less than $100,000, we also deduct an annual contract administrative charge of $40. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments and any associated Purchase Payment Credits withdrawn. The maximum percentage is 8%, decreasing to 0% after nine full years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.)

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.15% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. Please refer to Payment Options for a description of this benefit.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

If you select the Guaranteed Minimum Accumulation Benefit ("GMAB"), a charge equal to 0.50% annually will be deducted each business day from amounts allocated to the Variable Funding Options.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments , Purchase Payment Credits and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and any credits and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard or Enhanced Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or the election of beneficiary or spousal contract continuance. Please refer to the Death Benefit section in the Prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - PURCHASE PAYMENT CREDITS. For each Purchase Payment you make, we will add a credit to your Contract Value whenever the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received. This credit will equal at least 4% of the Purchase Payment. The expenses for a contract with Purchase Payment Credits are higher than a similar contract without Purchase Payment Credits, and the additional expenses attributable to the credits may more than offset the amount of the Purchase Payment Credit.

          For Contracts issued between June 1, 2004 and August 31, 2004, and Contracts issued on or after December 1, 2004, the current Purchase Payment Credit is equal to 6% of each Purchase Payment received. This Purchase Payment Credit increase does not apply retroactively to contracts issued before June 1, 2004 or between September 1, 2004 and November 30, 2004. For contracts issued from December 1, 2004 until the date we change or rescind this Purchase Payment Credit increase, the 6% Purchase Payment Credit will apply to your initial purchase payment and each subsequent purchase payment received by us whenever the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received.

          For Contracts issued before June 1, 2004, Contracts issued between September 1, 2004 and November 30, 2004, and any Contracts issued when a Purchase Payment Credit increase is not in effect, for the initial Purchase Payment and for any additional Purchase Payments made during the first Contract Year, we will determine the amount of the credit based on the greater age of the Contract Owner or the Annuitant at the time the Contract is issued. For additional Purchase Payments made subsequent to the first Contract Year, the amount of the credit will be determined by the greater attained age of the Contract Owner or the Annuitant at the time we receive the Purchase Payment. If the greater attained age is 69 or less, the credit is 5%. If the greater attained age is 70 through age 80, the credit is 4%.

          The expenses for a Contract with Purchase Payment Credits are higher than a similar contract without Purchase Payment Credits, and the additional expenses attributable to the credits may offset the amount of the Purchase Payment Credit.

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

     - GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB"). For an additional charge, we will guarantee that your Contract Value will not be less than a minimum amount at the end of a specified number of years. The guaranteed amount is based on your Purchase Payments, including additional Purchase Payments you make within 12 months of electing the rider. Additional Purchase Payments made more than 12 months after you elect the rider will not increase the guaranteed amount. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE.......................................   8%(1)
(as a percentage of the Purchase Payments and any
  associated Purchase Payment Credits withdrawn)



TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)



VARIABLE LIQUIDITY BENEFIT CHARGE.......................   8%(3)
(As a percentage of the present value of the remaining
  Annuity Payments that are surrendered. The interest
  rate used to calculate this present value is 1% higher
  than the Assumed (Daily) Net Investment Factor used to
  calculate the Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $40(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for nine years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9+ years                   --                 0%


(2)   We do not currently assess the transfer charge.

(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after nine years. The charge is as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 + years                  --                 0%


(4) We do not assess this charge if Contract Value is $100,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a mortality and expense risk charge ("M&E") of 1.40% and a administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.15% charge for E.S.P., a 0.50% charge for GMAB, a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II, and a 0.25% charge for GMWB
III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                              STANDARD DEATH BENEFIT    STEP-UP DEATH BENEFIT    ROLL-UP DEATH BENEFIT
                                              ----------------------    ---------------------    ---------------------
Mortality and Expense Risk Charge.........           1.40%(5)                  1.50%(5)                 1.70%(5)
Administrative Expense Charge.............           0.15%                     0.15%                    0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  NO OPTIONAL FEATURES SELECTED...........           1.55%                     1.65%                    1.85%
Optional E.S.P. Charge....................           0.15%                     0.15%                    0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. ONLY SELECTED....................           1.70%                     1.80%                    2.00%
Optional GMAB Charge......................           0.50%                     0.50%                    0.50%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMAB ONLY SELECTED......................           2.05%                     2.15%                    2.35%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMAB SELECTED(6).............           2.20%                     2.30%                    2.50%
Optional GMWB I Charge (maximum upon
  reset)..................................           1.00%(7)                  1.00%(7)                 1.00%(7)
Optional GMWB II Charge (maximum upon
  reset)..................................           1.00%(7)                  1.00%(7)                 1.00%(7)

                                              STANDARD DEATH BENEFIT    STEP-UP DEATH BENEFIT    ROLL-UP DEATH BENEFIT
                                              ----------------------    ---------------------    ---------------------
Optional GMWB III Charge..................           0.25%                     0.25%                    0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB I ONLY SELECTED....................           2.55%                     2.65%                    2.85%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB II ONLY SELECTED...................           2.55%                     2.65%                    2.85%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB III ONLY SELECTED..................           1.80%                     1.90%                    2.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB I SELECTED..............           2.70%                     2.80%                    3.00%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB II SELECTED.............           2.70%                     2.80%                    3.00%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB III SELECTED............           1.95%                     2.05%                    2.25%


---------
(5) We are waiving the Mortality and Expense Risk charge in an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio, and an amount equal to the Underlying Fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio.
(6)   GMAB and GMWB cannot both be elected.
(7) The current charges for the available GMWB riders with a reset feature (see "Living Benefits") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 800-842-9325.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.52%      1.52%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --           0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --           0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --           0.52%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
  Contrafund(R)
     Portfolio -- Service Class..    0.56%       0.10%      0.09%           --          0.75%          --           0.75%
  Mid Cap Portfolio -- Service
     Class 2.....................    0.56%       0.25%      0.10%           --          0.91%          --           0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Income Securities
     Fund........................    0.45%       0.25%      0.02%           --          0.72%          --           0.72%
  Franklin Small-Mid Cap Growth
     Securities Fund+............    0.47%       0.25%      0.28%         0.01%         1.01%        0.01%          1.00%(1)
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%          1.02%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Mid Cap Growth Portfolio.......    0.64%       0.25%      0.04%           --          0.93%          --           0.93%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --           0.82%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........    0.69%         --       0.11%         0.01%         0.81%          --           0.81%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class II++.....    0.69%       0.25%      0.20%         0.01%         1.15%          --           1.15%(2)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class II.......    0.75%       0.25%      0.13%           --          1.13%          --           1.13%
  Legg Mason Partners Variable
     Capital Portfolio++.........    0.75%       0.25%      0.11%           --          1.11%          --           1.11%(2)
  Legg Mason Partners Variable
     Dividend Strategy
     Portfolio++++...............    0.65%         --       0.33%           --          0.98%          --           0.98%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II.......    0.31%       0.25%      0.08%           --          0.64%          --           0.64%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I++......    0.75%         --       0.08%           --          0.83%          --           0.83%(2)
  Legg Mason Partners Variable
     Global Equity Portfolio.....    0.75%       0.25%      0.19%           --          1.19%          --           1.19%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................    0.62%         --       0.14%           --          0.76%          --           0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++++....    0.75%         --       0.15%           --          0.90%          --           0.90%(3)
  Legg Mason Partners Variable
     Mid Cap Core
     Portfolio -- Class I++......    0.75%         --       0.26%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I+.......    0.75%         --       0.35%           --          1.10%          --           1.10%(2)
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.................    0.55%       0.25%      0.60%           --          1.40%          --           1.40%(2)
  Legg Mason Partners Variable
     Diversified Strategic Income
     Portfolio+..................    0.65%         --       0.36%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     High Income Portfolio++.....    0.60%         --       0.15%           --          0.75%          --           0.75%(2)
  Legg Mason Partners Variable
     Money Market Portfolio++....    0.45%         --       0.08%           --          0.53%          --           0.53%(2)
MET INVESTORS SERIES TRUST
  BlackRock Large Cap Core
     Portfolio -- Class E........    0.58%       0.15%      0.06%           --          0.79%          --           0.79%
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --           0.65%
  Dreman Small Cap Value
     Portfolio -- Class A........    0.79%         --       0.13%           --          0.92%          --           0.92%(4)
  Harris Oakmark International
     Portfolio -- Class A........    0.77%         --       0.09%           --          0.86%          --           0.86%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --           0.70%
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --           1.00%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --           0.77%
  Lord Abbett Mid Cap Value
     Portfolio -- Class B........    0.67%       0.25%      0.09%           --          1.01%          --           1.01%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --           0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --           0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B........    1.00%       0.25%      0.27%           --          1.52%          --           1.52%
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --           1.04%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --           0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --           0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --           0.69%(4)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --           1.01%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --           0.86%
  BlackRock Bond Income
     Portfolio -- Class E........    0.38%       0.15%      0.06%           --          0.59%        0.01%          0.58%(6)
  Capital Guardian U.S. Equity
     Portfolio -- Class A........    0.66%         --       0.05%           --          0.71%          --           0.71%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --           0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --           0.81%
  Jennison Growth
     Portfolio -- Class A+.......    0.63%         --       0.04%           --          0.67%          --           0.67%
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%          1.08%(7)
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%          0.94%(7)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%          0.99%(7)
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --           1.01%(7)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --           1.04%(7)
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --           0.78%
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%          0.70%(8)
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --           0.86%
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.......    0.60%       0.25%      0.07%           --          0.92%          --           0.92%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --           0.83%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.

++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(5) Other Expenses have been restated to reflect a change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(8) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.


EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity Contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

This example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have elected all of the available optional benefits and that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. The example assumes that the maximum charge of 1.00% for the Guaranteed Minimum Withdrawal Benefit (GMWB I or II) applies in all contract years. Your actual expenses will be less than those shown if you do not elect all of the optional benefits. The GMAB and the GMWB cannot both be elected.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit, and the GMWB I or GMWB II (assuming the maximum charge of 1.00% applies in all contract years).

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                           END OF PERIOD SHOWN                      ANNUITIZED AT END OF PERIOD SHOWN
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........    $1,279      $2,160      $2,948      $4,856       $479       $1,440      $2,408      $4,856
Underlying Fund with
Minimum Total Annual
Operating Expenses.........    $1,173      $1,851      $2,446      $3,918       $373       $1,131      $1,906      $3,918

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Vintage XTRA (Series II) Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments and any associated Purchase Payment Credits, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is not available to new purchasers. However, you may continue to make additional Purchase Payments or transfer Contract Value among the Variable Funding Options. The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                      ANNUITANT ON THE CONTRACT/RIDER DATE
------------------------------------------------------    -----------------------------------------------
Deferred Annual Step Up Death Benefit (Standard Death
  Benefit)                                                                       80
Step Up Death Benefit                                                            75
Roll Up Death Benefit                                                            75
Enhanced Stepped-Up Provision (E.S.P.)                                           75


Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 800-842-9325.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24,

2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

PURCHASE PAYMENT CREDITS

For Contracts issued before June 1, 2004, Contracts issued between September 1, 2004 and November 30, 2004, and Contracts issued on or after June 10, 2006, for the initial Purchase Payment and for any additional Purchase Payments made during the first Contract Year, we will determine the amount of the credit based on the greater age of the Contract Owner or the Annuitant at the time the Contract is issued. For additional Purchase Payments made subsequent to the first Contract Year, the amount of the credit will be determined by the greater attained age of the Contract Owner or the Annuitant at the time we receive the Purchase Payment. If the greater attained age is 69 or less, the credit is 5%. If the greater attained age is 70 through age 80, the credit is 4%.

For Contracts issued between June 1, 2004 and August 31, 2004 and Contracts issued between December 1, 2004 and June 9, 2006, for each Purchase Payment you make, we will add a credit to your Contract Value whenever the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received. This credit will equal 6.0% of the Purchase Payment.

We will apply the Purchase Payment Credit to the funding options in the same ratio as the applicable Purchase Payment.

We will deduct the Purchase Payment Credit associated with any Purchase Payment from any proceeds paid if:

     (a)  you return your Contract during the right to return period;

     (b) you (or the Annuitant, with no Contingent Annuitant surviving) die during the 12 months following the application of the Purchase Payment Credit; or

     (c) you surrender or terminate your Contract during the 12 months following the application of the Purchase Payment Credit.

When a Purchase Payment Credit is deducted from a refund amount as described above, the amount we return to you will include any investment gains on the credit. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT. Additionally, if a Purchase Payment Credit is deducted from a refund amount, no withdrawal charge will be assessed on that Purchase Payment Credit. We will not recapture Purchase Payment Credits from any partial withdrawal. The Code generally requires that interests in a Qualified Contract be nonforfeitable, and it is unclear whether a deduction of Purchase Payment Credits is consistent with those requirements. Please consult a tax advisor.

You should know that over time, particularly in a positive market, the costs associated with the Purchase Payment Credits may exceed the sum of the Purchase Payment Credits and related earnings. You should consider this possibility before purchasing the Contract.

Purchase Payment Credits may not be included in your Remaining Benefit Base under GMWB. Please refer to the description of GMWB for more information. Purchase Payment Credits are not included in your Base Calculation Amount under the GMAB. Please refer to the description of GMAB for more information.

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open.

After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of Variable Annuity Contracts.")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 800-842-9325 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
Contrafund(R)                      Seeks long-term capital            Fidelity Management & Research
  Portfolio -- Service Class       appreciation.                      Company
Mid Cap Portfolio -- Service       Seeks long-term growth of          Fidelity Management & Research
  Class 2                          capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Franklin Income Securities Fund    Seeks to maximize income while     Franklin Advisers, Inc.
                                   maintaining prospects for capital
                                   appreciation.
Franklin Small-Mid Cap Growth      Seeks long-term capital growth.    Franklin Advisers, Inc.
  Securities Fund+
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES -- SERVICE
  SHARES
Mid Cap Growth Portfolio           Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  II++                                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
  Capital and Income               combination of income and long-    LLC
  Portfolio -- Class II            term capital appreciation).        Subadvisers: Western Asset
                                                                      Management Company; ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks capital appreciation         Legg Mason Partners Fund Advisor,
  Capital Portfolio++              through investment in securities   LLC
                                   which the portfolio managers       Subadviser: ClearBridge Advisors,
                                   believe have above-average         LLC
                                   capital appreciation potential.
Legg Mason Partners Variable       Seeks capital appreciation,        Legg Mason Partners Fund Advisor,
  Dividend Strategy Portfolio++    principally through investments    LLC
                                   in dividend-paying stocks.         Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index.           Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I++           consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term capital growth;    Legg Mason Partners Fund Advisor,
  Global Equity Portfolio          dividend income, if any, is        LLC
                                   incidental to this goal.           Subadviser: Batterymarch
                                                                      Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I++                                              Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable Mid   Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Cap Core Portfolio -- Class I    capital.                           LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I+                                               Subadviser: ClearBridge Advisors,
                                                                      LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks to provide high current      Legg Mason Partners Fund Advisor,
  Adjustable Rate Income           income and to limit the degree of  LLC
  Portfolio                        fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
Legg Mason Partners Variable       Seeks high current income.         Legg Mason Partners Fund Advisor,
  Diversified Strategic Income                                        LLC
  Portfolio+                                                          Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable High  Seeks high current income.         Legg Mason Partners Fund Advisor,
  Income Portfolio                 Secondarily, seeks capital         LLC
                                   appreciation.                      Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks to maximize current income   Legg Mason Partners Fund Advisor,
  Money Market Portfolio           consistent with preservation of    LLC
                                   capital.                           Subadviser: Western Asset
                                                                      Management Company
MET INVESTORS SERIES TRUST
BlackRock Large Cap Core           Seeks long-term capital growth.    Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory, LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: ING Clarion Real
                                   securities, emphasizing both       Estate Securities, L.P.
                                   capital appreciation and current
                                   income.
Dreman Small Cap Value             Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Dreman Value
                                                                      Management, L.L.C.
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory, LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
Lord Abbett Mid Cap Value          Seeks capital appreciation         Met Investors Advisory, LLC
  Portfolio -- Class B             through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory, LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class E             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
Capital Guardian U.S. Equity       Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A             capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
Jennison Growth                    Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A+            capital.                           Subadviser: Jennison Associates
                                                                      LLC
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B+            and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.


---------
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments and any associated Purchase Payment Credits are withdrawn before they have been in the Contract for nine years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment and any associated Purchase Payment Credits withdrawn as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 + years                                     0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a) any Purchase Payment and any associated Purchase Payment Credits to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment and any associated Purchase Payment Credits to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

We will not deduct a withdrawal charge if Purchase Payments and associated credits are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - in the form of lifetime Annuity Payments or Annuity Payments for a fixed period of at least five years

     -    under the Managed Distribution Program

Partial withdrawals will be prorated from all Underlying Funds unless you specify otherwise on the Surrender Request Form. If you request a Partial Withdrawal, the amount that you receive may be less than your requested withdrawal amount because we will deduct applicable taxes and charges, including the Withdrawal Charge, from your requested withdrawal amount. If you want the full requested withdrawal amount you must check the "Net" box on the Surrender Request Form and we will deduct the amount of applicable taxes and charges from your Contract Value so you can receive your full requested withdrawal amount.

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. If you have Purchase Payments, and any associated Purchase Payment Credits, that are no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments, and any associated Purchase Payment Credits, no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments, and any associated Purchase Payment Credits no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $40 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account, if it is available, or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $100,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is equal to 1.40% annually. If you choose the Annual Step-Up Death Benefit, the M&E charge is equal to 1.50% annually. If you choose the Roll-Up Death Benefit, the M&E charge is equal to 1.70% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 + years                                     0%


Please refer to "Payment Options" for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.15% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

GUARANTEED MINIMUM ACCUMULATION BENEFIT CHARGE

If the GMAB option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.50% of the amounts held in each funding option.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Franklin Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, Legg Mason Partners Variable Global Equity Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, Legg Mason Partners Variable Diversified Strategic Income Portfolio, Legg Mason Partners Variable High Income Portfolio, Clarion Global Real Estate Portfolio, Dreman Small Cap Value Portfolio, Harris Oakmark International Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, Third Avenue Small Cap Value Portfolio, and Oppenheimer Global Equity Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract.

Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA Program funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the DCA Program period selected to the current funding options over the remainder of that DCA Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) and/or the Fixed Account from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance ("Death Report Date").

There are age restrictions on certain death benefits (see The Annuity Contract section).

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

DEFERRED ANNUAL STEP-UP (STANDARD DEATH BENEFIT)

We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or outstanding loans:

     (1)  the Contract Value on the Death Report Date

          your adjusted Purchase Payment (see below) or*

          the Step-Up Value (if any, as described below)**

STEP-UP DEATH BENEFIT

We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or outstanding loans:

     (1)  the Contract Value on the Death Report Date

     (2)  your adjusted Purchase Payment (see below) or*

     (3)  the Step-Up Value (if any, as described below)**

ROLL-UP DEATH BENEFIT

-------------------------------------------------------------------------------------
If the Annuitant dies before
age 80, the death benefit will
be the greatest of:                 -  the Contract Value on the Death Report Date;
                                    -  your adjusted Purchase Payment (see below)*;
                                    -  the Step-Up Value, if any, as described
                                       below**
                                    -  the Roll-Up Death Benefit Value (as described
                                       below)**
-------------------------------------------------------------------------------------
If the Annuitant dies on or
after age 80, the death benefit
will be the greatest of:            -  the Contract Value on the Death Report Date;
                                    -  your adjusted Purchase Payment (see below)* or
                                    -  the Step-Up Value, if any, as described
                                       below,** or
                                    -  the Roll-Up Death Benefit Value (as described
                                       below)** on the Annuitant's 80(th) birthday,
                                       plus any additional Purchase Payments and
                                       minus any partial surrender reductions (as
                                       described below) that occur after the
                                       Annuitant's 80(th) birthday.
-------------------------------------------------------------------------------------


---------

* If you have elected a GMWB Rider (Principal Guarantee) your adjusted Purchase Payment will NOT be calculated as described below but will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date you purchase the rider.

** Your Step-Up Value or your Roll-Up Death Benefit Value will be subject to the partial surrender reduction below even if you have elected a GMWB Rider (Principal Guarantee).

ADJUSTED PURCHASE PAYMENT. The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever an additional Purchase Payment is made, the adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction, described below. Purchase Payment Credits are not considered Purchase Payments for the purposes of this calculation.

STEP-UP VALUE (FOR STANDARD DEATH BENEFIT)

The Step-Up Value will initially equal the Contract Value on the ninth Contract Date Anniversary that occurs before the Annuitant's 80(th) birthday and before the Death Report Date, less any Purchase Payment Credits applied within the last 12 months. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value less any Purchase Payment Credits applied within the last 12 months is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value less any Purchase Payment Credits applied within the last 12 months. If the Step-Up Value is greater than the Contract Value less any Purchase Payment Credits applied within the last 12 months, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described below. If the Death Report Date or the Annuitant's 80(th) birthday is before the ninth Contract Date Anniversary, there is no Step-Up Value

STEP-UP VALUE (FOR STEP-UP AND ROLL-UP DEATH BENEFITS)

The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary less any Purchase Payment Credits applied within the last 12 months. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value less any Purchase Payment Credits applied within the last 12 months is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value less any Purchase Payment Credits applied within the last 12 months. If the Step-Up Value is greater than the Contract Value less any Purchase Payment Credits applied within the last 12 months, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described below.

ROLL-UP DEATH BENEFIT VALUE

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal a) plus b) minus c), increased by 5%, where:

     (a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     (b)  is any Purchase Payment made during the previous Contract Year

     (c) is any Partial Surrender Reduction (as described below) during the previous Contract Year.

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal a) plus b) minus c) where:

     (a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     (b) is any Purchase Payment made since the previous Contract Date anniversary

     (c) is any Partial Surrender Reduction (as described below) since the previous Contract Date anniversary

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions (as described below).

PARTIAL SURRENDER REDUCTION.

ADJUSTED PURCHASE PAYMENT: The Partial Surrender Reduction equals (1) the Adjusted Purchase Payment in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender less any Purchase Payment Credits applied within 12 months of the surrender.

STEP-UP AND ROLL-UP VALUE: The Partial Surrender Reduction equals (1) the death benefit (Step-Up or Roll-Up Value) in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender less any Purchase Payment Credits applied within 12 months of the surrender.

EXAMPLE OF PARTIAL SURRENDER REDUCTION. For example, assume your current Contract Value is $55,000. If your current Adjusted Purchase Payment, Step-Up Value or Roll-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Adjusted Purchase Payment, Step-Up Value or Roll-Up Value as follows:

           50,000 x (10,000/55,000) = $9,090

Your new adjusted Purchase Payment, Step-Up Value or Roll-Up Value would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current adjusted Purchase Payment, Step-Up Value or Roll-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted Purchase Payment, Step-Up Value or Roll-Up Value as follows:

           50,000 x (10,000/30,000) = $16,666

Your new Adjusted Purchase Payment, Step-Up Value or Roll-Up Value would be 50,000-16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/55,000) = $9,090

You new modified Purchase Payment would be 50,000 -- 9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000-16,666 = $33,334.

If you elect GMWB at the time you purchase your Contract, and your death benefit is equal to a return of your Purchase Payments reduced by any applicable partial surrender reduction, the partial surrender reduction will not be applied to your death benefit. Instead, if you have made withdrawals under your contract, your death benefit will be reduced by the amount of those withdrawals and any premium tax not previously deducted.

Likewise, if you elect GMWB after your Contract Date, and your death benefit is equal to a return of your Purchase Payments reduced by any applicable partial surrender reduction, the partial surrender reduction will not be applied to your death benefit as of the date you elect the GMWB. Instead, if you have made withdrawals under your contract after you have elected GMWB, your death benefit will be reduced by the amount of those withdrawals and any premium tax not previously deducted.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

NON-QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------

OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------

NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)
--------------------------------------------------------------------------------------------------------------

NON-SPOUSAL JOINT OWNER (WHO  The beneficiary(ies), or if    The beneficiary elects to      Yes
IS THE ANNUITANT )            none, to the surviving joint   continue the Contract rather
                              owner.                         than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------

SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.
--------------------------------------------------------------------------------------------------------------

SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies) or, if   The spouse elects to           Yes
THE ANNUITANT)                none, to the surviving joint   continue the Contract.
                              owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             receive the proceeds and
                                                             instruct the Company to pay
                                                             the beneficiary who may
                                                             elect to continue the
                                                             Contract.
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   Unless, the beneficiary        Yes
CONTRACT OWNER)               none, to the Contract Owner.   elects to continue the
                                                             Contract rather than receive
                                                             a lump sum distribution.
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.
--------------------------------------------------------------------------------------------------------------

ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.
--------------------------------------------------------------------------------------------------------------

ANNUITANT (WHERE OWNER IS A   The beneficiary (ies) or if                                   Yes (Death of
NON-NATURAL ENTITY/TRUST)     none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
--------------------------------------------------------------------------------------------------------------

CONTINGENT ANNUITANT          No death proceeds are                                         Yes
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)
--------------------------------------------------------------------------------------------------------------

BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. For Qualified Contracts, if mandatory distributions have begun at the Annuitant's death, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. Any Purchase Payment and associated credits made before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments and any associated credits made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers several different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The several GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee       Principal Guarantee       Principal Guarantee
                                                                                                Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 28, 2005 if         March 28, 2005 if
                                   March 28, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT. You may not elect a GMWB rider if you have also elected the GMAB rider offered under this Contract.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. Your initial RBB does not include Purchase Payment Credits. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment, not including any Purchase Payment Credits. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal, minus any Purchase Payment Credits applied within 12 months of the withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal, minus any Purchase Payment Credits applied within 12 months of the withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties, but does reflect a 5.00% Purchase Payment Credit (see "The Annuity Contract -- Purchase Payment Credits"). Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $105,000        $100,000               $5,000         $105,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $115,500        $100,000               $5,000          $94,500        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/115,500) =    90,000/100,000)] =               10,000/94,500) =     89,418/100,000)] =
(PWR)                           $8,658                 $500                           $10,582                $529
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $10,582
OF THE
WITHDRAWAL                  (10,000>8,658)                                        (10,582>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $10,582                $529
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $105,500         $90,000               $4,500          $84,500         $89,418               $4,471
-------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $105,000        $100,000               $5,000         $105,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $115,500        $100,000               $5,000          $94,500        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $91,342               $4,567                          $89,417               $4,471
AFTER
WITHDRAWAL                [100,000 - (100,000         [(5,000                   [100,000 - (100,000        [5,000 x
               $105,500    x10,000/115,500)]     x91,342/100,000)]    $84,500    x10,000/94,500)]      (89,417/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $8,658                 $433           $10,000         $10,583                $529
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age
          70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value, minus any Purchase Payment Credits received 12 months before the date you reset. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments and any Purchase Payment Credits into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------

GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB")

THE GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER DESCRIBED BELOW IS BEING OFFERED IN THOSE JURISDICTIONS WHERE WE HAVE RECEIVED REGULATORY APPROVAL. CERTAIN TERMS AND CONDITIONS MAY DIFFER BETWEEN JURISDICTIONS ONCE APPROVED.

We offer a Guaranteed Minimum Accumulation Benefit rider ("GMAB Rider") for an additional charge. The GMAB Rider guarantees that your Contract Value will not be less than a minimum amount at the end of a specified number of years. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount. If you elect the GMAB Rider, we require that you allocate your Contract Value according to certain limitations and restrictions, and agree to periodic rebalancing of your Contract Value.

Currently, the GMAB Rider may only be elected at the time that you purchase your Contract. We may make the GMAB Rider available to Contracts after their effective date at a later date subject to certain additional terms and restrictions. You may not elect the GMAB Rider if you have also elected the GMWB Rider offered under the Contract.

BENEFIT DESCRIPTION & KEY TERMS

If you elect the GMAB Rider, we guarantee that if your Contract Value is less than your Benefit Base (defined below) on the Rider Maturity Date (defined below), we will apply additional amounts to your Contract to increase your Contract Value so that it is equal to the Benefit Base. Any additional amounts that we apply to your Contract to increase the Contract Value to equal the Benefit Base will be allocated to the money market Subaccount on the Rider Maturity Date. Any such additional amounts will be treated as earnings under your Contract, and will not be subject to a withdrawal charge once they are applied to your Contract.

If your Contract Value is equal to or greater than the Benefit Base on the Rider Maturity Date, the GMAB Rider will terminate and no additional amounts will be applied to your Contract.

Benefit Base: The Benefit Base is equal to the Base Calculation Amount on the Rider Maturity Date and represents the minimum Contract Value that we guarantee on such date. We do not guarantee the Benefit Base on any day other than the Rider Maturity Date. The Benefit Base will not be available for withdrawal nor will it be used to calculate any benefits under the Contract prior to the Rider Maturity Date. The Benefit Base can never be less than zero.

Base Calculation Amount: We calculate the Base Calculation Amount to determine the Benefit Base. On the Rider Effective Date, the Base Calculation Amount is equal to your initial Purchase Payment. The Base Calculation Amount will not include any credits we applied to your Purchase Payment. Aggregate Purchase Payments over $1 million are subject to our consent, including our consent to limit the Base Calculation Amount applicable to your GMAB Rider. We may impose a maximum Base Calculation Amount (and thereby, a maximum Benefit Base) in the future for Contract Owners who elect the GMAB Rider, but the maximum Base Calculation Amount will never be less than the Base Calculation Amount to which we have previously consented. We reserve the right to restrict increases in your maximum Base Calculation Amount based on subsequent Purchase Payments if such Purchase Payments would cause you Base Calculation Amount to be greater than our maximum Base Calculation Amount. We will not limit or impose a maximum Base Calculation Amount if your aggregate Purchase Payments are under $1 million. If you purchase more than one contract issued by the Company in the same calendar year and elect the GMAB Rider on each contract, the $1,000,000 Benefit Base maximum may be applied to the aggregate Benefit Base for all contracts. State variations may apply.

The Base Calculation Amount will not be used to calculate any benefits under the Contract, other than the GMAB Rider Liquidity Option described below. The Base Calculation Amount can never be less than zero. The Base Calculation Amount may change between the Rider Effective Date and Rider Maturity Date if you make additional Purchase Payments or request withdrawals from your Contract.

     - If you make an additional Purchase Payment(s) within 12 months after the Rider Effective Date, we will increase the Base Calculation Amount by the amount of the Purchase Payment. The Base Calculation Amount will not include any credits we applied to any additional Purchase Payments you make. If you make an additional Purchase Payment(s) more than 12 months after the Rider Effective Date, we will not increase the Base Calculation Amount; however your Contract Value will increase, reflecting the amount of the Purchase Payment. Therefore, Purchase payments made more than 12 months after the Rider Effective Date may have a significant impact on whether a benefit is due under the GMAB Rider. Even if Purchase Payments made prior to and during the 12-month period after the Rider Effective Date lose significant value, if on the Rider Maturity Date the Contract Value, which includes all Purchase Payments, is equal to or greater than the Benefit Base, which includes all the Purchase Payments prior to or during that 12-month period, then no benefit is due. You should consider this prior to making an additional Purchase Payment more than 12 months after the Rider Effective Date. The GMAB Rider may not be appropriate for you if you anticipate making Purchase Payments after the 12-month period.

     - If you request a partial withdrawal, we will decrease the Base Calculation Amount in effect as of the date of the request by the actual dollar amount of the withdrawal or the Partial Withdrawal Reduction amount, whichever is greater. The Partial Withdrawal Reduction amount is equal to the Base Calculation Amount in effect immediately prior to the reduction for the partial withdrawal multiplied by the actual amount of the partial withdrawal divided by the Contract Value immediately prior to the partial withdrawal, minus Purchase Payment Credits received within 12 months prior to the partial withdrawal, if any. When determining the impact of a partial withdrawal on the Base Calculation Amount, the actual amount of the partial withdrawal will include any withdrawal charges and taxes that were deducted at the time of the partial withdrawal.

Rider Maturity Date: The Rider Maturity Date is the anniversary of the Rider Effective Date that corresponds to the number of years you elect as the Rider Period (described below).

Rider Period: The Rider Period is the number of years you select between the Rider Effective Date and the Rider Maturity Date. Currently, we only offer a Rider Period of ten (10) years. We may offer Rider Periods of lesser or greater duration available in the future, subject to additional terms, conditions and limitations.

EXAMPLES OF BENEFIT BASE/BASE CALCULATION AMOUNT

Below are examples of how we determine the Benefit Base and Base Calculation Amount, as well as examples showing the impact of subsequent Purchase Payments and partial withdrawals. For purposes of each example below, assume that you elect the GMAB Rider on the effective date of your Contract and that your initial Purchase Payment is $100,000.

The example below illustrates the impact of the guarantee provided under the GMAB Rider assuming that your Contract Value increases or decreases during the Rider Period.

                EXAMPLES OF GMAB RIDER ON THE RIDER MATURITY DATE

-------------------------------------------------------------------------------------------------------------------
                           INCREASING CONTRACT VALUE                           DECLINING CONTRACT VALUE
-------------------------------------------------------------------------------------------------------------------
                                      BASE                                               BASE
                   CONTRACT       CALCULATION                         CONTRACT       CALCULATION
                    VALUE            AMOUNT        BENEFIT BASE        VALUE            AMOUNT        BENEFIT BASE
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $105,000         $100,000      Not Applicable      $105,000         $100,000      Not Applicable
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
RIDER
MATURITY DATE      $120,750         $100,000         $100,000         $89,250          $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
AMOUNT
APPLIED TO
CONTRACT
VALUE DUE TO
GMAB RIDER                           $0(1)                                            $10,750(2)
-------------------------------------------------------------------------------------------------------------------


(1) If your Contract Value on the GMAB Rider Maturity Date is equal to or greater than the Benefit Base, we will not apply any additional amounts to your Contract Value. Your GMAB Rider will terminate and we will no longer deduct the annual charge for the rider.
(2) If your Contract Value on the GMAB Rider Maturity Date is less than the Benefit Base, we will apply additional amounts to your Contract Value so that it is equal to the Benefit Base. The additional amount will be added to the money market Subaccount.

The example below illustrates the impact of making an additional $10,000 Purchase Payment while the GMAB Rider is in effect, specifically the different manner in which we will treat Purchase Payments for purpose of determining the Base Calculation Amount based on when the Purchase Payment is made.

  EXAMPLES OF ADDITIONAL PURCHASE PAYMENTS -- IMPACT ON BASE CALCULATION AMOUNT

-------------------------------------------------------------------------------------------------------------------
                  ADDITIONAL PURCHASE PAYMENT WITHIN 12 MONTHS       ADDITIONAL PURCHASE PAYMENT AFTER 12 MONTHS
-------------------------------------------------------------------------------------------------------------------
                                                       BASE                                               BASE
                   CONTRACT         PURCHASE       CALCULATION        CONTRACT         PURCHASE       CALCULATION
                    VALUE           PAYMENT           AMOUNT           VALUE           PAYMENT           AMOUNT
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $105,000         $100,000         $100,000         $105,000         $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE BEFORE
ADDITIONAL
PURCHASE
PAYMENT            $115,500      Not Applicable      $100,000         $115,500      Not Applicable      $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE AFTER
ADDITIONAL
PURCHASE
PAYMENT            $126,000         $10,000          $110,000         $126,000         $10,000          $100,000
-------------------------------------------------------------------------------------------------------------------


The example below illustrates the impact of making a $10,000 partial withdrawal at least 12 months after the Rider Effective Date while the GMAB Rider is in effect, specifically the difference in the manner in which a partial withdrawal affects your Base Calculation Amount in an increasing market versus a decreasing market. The example assumes that the partial withdrawal does not qualify under the GMAB Rider Liquidity Option described below.

      EXAMPLES OF PARTIAL WITHDRAWALS -- IMPACT ON BASE CALCULATION AMOUNT

---------------------------------------------------------------------------------------------------------------------------
                                                    ASSUMING INCREASING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $105,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL           $115,500              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                             10,000/115,500]
WITHDRAWAL           $105,500               $90,000               $10,000               $8,658                $10,000
---------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------
                                                     ASSUMING DECLINING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $105,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL            $94,500              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                             10,000/94,500]
WITHDRAWAL            $84,500               $89,418               $10,000               $10,582               $10,582
---------------------------------------------------------------------------------------------------------------------------


INVESTMENT LIMITATIONS/RESTRICTIONS/REBALANCING

If you elect the GMAB Rider, your Contract will be subject to additional limitations and restrictions on your right to allocate Contract Value among the Subaccounts, your right to request transfers between Subaccounts and your right to allocate Purchase Payments to Subaccounts.

We classify each Subaccount as Class A or Class B based on our assessment of the relative risk and volatility of the Underlying Fund in which the Subaccount invests. Subaccounts that we classify as "Class A" will generally invest in Underlying Funds that invest primarily in equity securities, or securities that we believe will approximate the relative volatility and relative risk of equity securities. Subaccounts that we classify as "Class B" will generally invest in Underlying Funds that invest primarily in debt securities or cash. A Subaccount that invests in an Underlying Fund that invests in a combination of equity securities and debt securities will be classified as either Class A or Class B.

We have sole discretion to determine whether a Subaccount is classified as Class A or Class B. We reserve the right to change the classification of a Subaccount from Class A to Class B or from Class B to Class A. Any change in Subaccount classification will apply to Contract Owners who elect the GMAB Rider after the effective date of the change in classification, as well as existing Contract Owner who have the GMAB Rider in force as of the effective date of the change in classification.

You will be required to establish a personal allocation profile at the time that you elect the GMAB Rider specifying the Subaccounts and the allocation percentages for each Subaccount in which you intend to allocate your initial Purchase Payment and any credits that we apply to your initial Purchase Payment. Your personal allocation profile will remain in effect for any additional Purchase Payments you make until you elect to change it. Your personal allocation profile may include any combination of Class A and Class B Subaccounts so long as the overall allocation does not violate the limitations and restrictions described below.

You may only allocate up to 80% of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class A. You must allocate 20% or more of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class B.

Any time that you request a transfer of Contract Value between Subaccounts or make an additional Purchase Payment, you must comply with the following limitations or restrictions:

     - You may allocate your Contract Value in one or more of the Class A Subaccounts that you choose; however, you may only allocate up to 80% of your Contract Value to Subaccounts that we classify as Class A.

     - You may allocate your Contract Value in one or more of the Class B Subaccounts that you choose; however, you must allocate 20% or more of your Contract Value to Subaccounts that we classify as Class B.

     - If you make an additional Purchase Payment, you can only allocate up to 80% of the Purchase Payment to Subaccounts that we classify as Class A.

     - If you make an additional Purchase Payment, you must allocate 20% or more of the Purchase Payment to Subaccounts that we classify as Class B.

Any request to transfer Contract Value or allocate subsequent Purchase Payments that would violate these limitations and restrictions will be rejected. You will be required to submit a new request that complies with the applicable limitation or restriction. We will not be responsible for any financial impact caused by delays in processing your transaction if your request is rejected because it does not comply with an applicable limitation or restriction.

Rebalancing: On a quarterly basis, we will rebalance your Contract Value according to the current personal allocation profile that you chose for Class A and Class B Subaccounts. Unless you instruct us otherwise, we will rebalance your Contract Value in each Class A and Class B Subaccount, respectively, according to the relative proportions indicated in your personal allocation profile.

Below is a list of the Subaccounts that are currently classified as Class B Subaccounts. All remaining Subaccounts offered under the Contract are classified as Class A Subaccounts.

                                      CLASS B SUBACCOUNTS/
                                        UNDERLYING FUNDS
                    --------------------------------------------------------
                          FRANKLIN TEMPLETON VARIABLE INSURANCE
                            PRODUCTS TRUST
                            Franklin Income Securities Fund
                          LEGG MASON PARTNERS VARIABLE INCOME TRUST
                            Legg Mason Partners Variable Adjustable
                               Rate Income Portfolio
                            Legg Mason Partners Variable High Income
                               Portfolio
                            Legg Mason Partners Variable Money Market
                               Portfolio
                          MET INVESTORS SERIES TRUST
                            Pioneer Strategic Income Portfolio
                            PIMCO Inflation Protected Bond Portfolio
                          METROPOLITAN SERIES FUND, INC.
                            BlackRock Bond Income Portfolio
                          PIMCO VARIABLE INSURANCE TRUST
                            Total Return Portfolio


GMAB RIDER LIQUIDITY OPTION

During the 90-day period prior to the 5th anniversary of the Rider Effective Date, you may request a partial withdrawal of up to 15% of the Base Calculation Amount immediately prior to the request. Under this option, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal so long as the withdrawal does not exceed the amount available for withdrawal under this provision. If you request a partial withdrawal greater than 15% of the Base Calculation Amount, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal for amounts withdrawn up to the 15% limit and, for the excess amount, we will reduce the Base Calculation Amount as described above under the sub-section "Base Calculation Amount." Any partial withdrawal you make under this provision will be made free of withdrawal charges that would otherwise apply under the terms of your Contract. Additionally, any withdrawals taken under this feature will reduce your Free Withdrawal Allowance under the Contract.

This feature can only be exercised once before the Rider Maturity Date and must occur during the 90-day period prior to the 5th anniversary of the Rider Effective Date. We reserve the right to require you to exercise your rights under this provision on the anniversary of your Rider Effective Date. You must notify us in a form acceptable to us that you are exercising your rights under this GMAB Rider Liquidity Option.

CANCELLATION OF THE GMAB RIDER

You may elect to cancel the GMAB Rider at any time after the 5th anniversary of the GMAB Rider Effective Date. Upon cancellation, we will no longer deduct the annual charge for the GMAB Rider. Upon cancellation of the GMAB Rider, all rights and benefits under the GMAB Rider will cease. Upon cancellation, we will no longer apply any of the investment limitations and restrictions described above.

GMAB Rider Exchange Option -- If, during the 90-day period following the 5th anniversary of the Rider Effective Date, your Contract Value is greater than the Base Calculation Amount, you may elect to cancel the GMAB Rider and simultaneously elect either a new GMAB Rider or a GMWB Rider. You will be required to meet any eligibility requirements that apply to each rider at the time you make the election.

          Exchange for New GMAB Rider: If you elect to cancel the GMAB Rider and elect the GMAB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your new GMAB Rider will be the date we receive your request in good order. Your new GMAB Rider will be subject to a new Rider Maturity Date. The Benefit Base of your prior GMAB Rider will not apply to the new GMAB Rider. Your Contract Value as of the date you elect to exchange your GMAB Rider will be used to determine your initial Base Calculation Amount for the new rider. The new GMAB Rider will be subject to a new charge that may be higher or lower than the charge you paid for your original GMAB Rider. The GMAB

          Rider that we make available under this Rider Exchange Option will always feature a ten year Rider Period and may include other Rider Period durations.

          Exchange for GMWB Rider: If you elect to cancel the GMAB Rider and elect the GMWB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your GMWB Rider will be the date we receive your request. The GMWB Rider that we make available under this Rider Exchange Option will feature a 10% minimum annual withdrawal amount. The GMWB Rider will be subject to the charge then in effect for a GMWB Rider that is offered under this Rider Exchange Option.

TERMINATION

The GMAB Rider will terminate on the earliest to occur of: (1) the Rider Maturity Date; (2) the date you elect to begin receiving Annuity Payments under the Contract; (3) the date you fully surrender your Contract; (4) the date you elect to cancel the GMAB Rider (including assignments); (5) the date we receive Due Proof of Death if the surviving spouse or beneficiary does not elect to continue the Contract (if allowed); or (6) the date the GMAB Rider is cancelled and replaced with a new GMAB Rider or GMWB Rider under the Rider Exchange Option.

The annual charge for the GMAB Rider will no longer be deducted and all guarantees will cease when the rider is terminated. Further, any investment limitations and restrictions will no longer apply after the GMAB Rider is terminated. If the GMAB Rider is terminated before the Rider Maturity Date, the Benefit Base will not be paid.

CHARGE FOR GMAB

If you elect the GMAB Rider, we will deduct an additional charge on each business day that is equal to an annual charge of 0.50% from your Contract Value invested in the Subaccounts. The charge will be applied and will not change from the Rider Effective Date until the Rider Maturity Date unless the rider is cancelled or terminates prior to such date. If you elect to terminate the GMAB Rider prior to the Rider Maturity Date, the charge will no longer be deducted. If you elect to exchange this GMAB Rider and elect a new GMAB Rider under the Rider Exchange Option (described above), the current charge in effect for the GMAB rider will be applied, which may be higher or lower than the charge you paid for this rider.

ADDITIONAL CONSIDERATIONS

     - Your Contract cannot have any outstanding loans if you elect the GMAB Rider. Further, you may not request a loan from your Contract if you have previously elected the GMAB Rider.

     - If you die while the GMAB Rider is in effect, and your surviving spouse or Beneficiary elects to continue the Contract under the spousal contract continuance or beneficiary contract continuance provision, then the GMAB Rider will remain in effect and will continue until the Rider Maturity Date.

     - Any DCA Program that is in effect while the GMAB Rider is in effect must meet the investment limitations and restrictions of the GMAB Rider, as described above. In addition, you may not request a DCA Program that makes transfers from Class B Subaccounts to Class A Subaccounts.

     - If you are expecting to request withdrawals from your Contract, including withdrawals intended to satisfy required minimum distribution requirements, the impact of such withdrawals on the guarantees provided under the GMAB Rider will make the rider less valuable.

                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

You may choose to annuitize at any time thirteen months after the Contract Date. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us). (For Contracts issued in Florida and New York, the Maturity Date you elect may not be later than the Annuitant's 90(th) birthday.)

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.


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FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

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ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.


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Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

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RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) minus any Purchase Payment Credits within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment minus any Purchase Payment Credits in full; during the remainder of the right to return period, we will refund the Contract Value (including charges) minus any Purchase Payment Credits.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT DURING THE RIGHT TO RETURN PERIOD, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT.

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value (less any Purchase Payment Credits applied within 12 months of termination) less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.


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REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

--------------------------------------------------------------------------------

The Company sponsors Fund BD III and Fund BD IV. When we refer to the Separate Account, we are referring to Fund BD III, except where the Contract was originally issued by MLACC, in which case, we are referring to Fund BD IV. (See "The Insurance Company" .) Both Fund BD III and Fund BD IV were established on March 27, 1997 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging Fund BD III and Fund BD IV with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.


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We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated

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

company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum

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withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).


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Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or


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

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).


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

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things,

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

upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.


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

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

Vintage XTRA II is a service mark of Citigroup, Inc. or its affiliates and is used by MetLife, Inc. and its affiliates under license.

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through Fund BD IV, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including Fund BD IV and its assets. Pursuant to the merger, therefore, Fund BD IV became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account Fund BD IV are located in the Statement of Additional Information.

The financial statements for the Separate Account Fund BD III are attached.


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

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for services it provides in marketing the Funds' shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of

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

their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.


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

                                   APPENDIX A

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

              FOR METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)


The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

           VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT CHARGES 1.55%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.266          1.323                --
                                                       2005      1.229          1.266            18,397
                                                       2004      1.122          1.229             1,134
                                                       2003      1.000          1.122                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.321          1.293                --
                                                       2005      1.168          1.321                --
                                                       2004      1.095          1.168                --
                                                       2003      1.000          1.095                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.771          2.003           882,769
                                                       2006      1.494          1.771           981,568
                                                       2005      1.330          1.494           919,518
                                                       2004      1.190          1.330           265,601
                                                       2003      1.000          1.190            24,552

  American Funds Growth Subaccount (Class 2)
  (12/99)............................................  2007      1.584          1.752         3,309,372
                                                       2006      1.459          1.584         3,495,960
                                                       2005      1.275          1.459         3,195,144
                                                       2004      1.151          1.275           948,771
                                                       2003      1.000          1.151                --

  American Funds Growth-Income Subaccount (Class 2)
  (3/00).............................................  2007      1.476          1.527         3,836,797
                                                       2006      1.301          1.476         4,301,602
                                                       2005      1.249          1.301         3,896,963
                                                       2004      1.149          1.249         1,091,818
                                                       2003      1.000          1.149            51,496

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.571          1.555                --
                                                       2005      1.350          1.571             2,536
                                                       2004      1.147          1.350                --
                                                       2003      1.000          1.147                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/00).............................................  2006      1.564          2.042                --
                                                       2005      1.482          1.564            84,460
                                                       2004      1.145          1.482                --
                                                       2003      1.000          1.145                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.311          1.425                --
                                                       2005      1.208          1.311            38,227
                                                       2004      1.074          1.208                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.308          1.458                --
                                                       2005      1.206          1.308           464,382
                                                       2004      1.067          1.206            22,440
                                                       2003      1.000          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (12/99)............................................  2007      1.641          1.899           989,964
                                                       2006      1.494          1.641           902,505
                                                       2005      1.298          1.494           854,842
                                                       2004      1.143          1.298           101,498
                                                       2003      1.000          1.143            12,014

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.895          2.152           787,142
                                                       2006      1.712          1.895           885,308
                                                       2005      1.473          1.712           812,104
                                                       2004      1.200          1.473            61,601
                                                       2003      1.000          1.200                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.224          1.250           994,310
                                                       2006      1.051          1.224           712,553
                                                       2005      1.000          1.051           578,931

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/00)........................  2007      1.448          1.586            62,928
                                                       2006      1.353          1.448           158,620
                                                       2005      1.312          1.353           160,591
                                                       2004      1.195          1.312            99,869
                                                       2003      1.000          1.195            39,634

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.352          1.576                --
                                                       2005      1.242          1.352           997,660
                                                       2004      1.120          1.242           350,111
                                                       2003      1.000          1.120            32,295

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.459          3.118           268,936
                                                       2006      1.950          2.459           274,250
                                                       2005      1.554          1.950           222,775
                                                       2004      1.265          1.554            40,974
                                                       2003      1.000          1.265             4,046

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (4/00)...................................  2007      1.783          2.027           538,779
                                                       2006      1.491          1.783           513,491
                                                       2005      1.375          1.491           462,207
                                                       2004      1.178          1.375           123,692
                                                       2003      1.000          1.178                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.425          1.709                --
                                                       2005      1.329          1.425           374,384
                                                       2004      1.164          1.329           129,232
                                                       2003      1.000          1.164                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.670          2.002            48,291
                                                       2006      1.497          1.670            48,294
                                                       2005      1.357          1.497            48,297
                                                       2004      1.144          1.357            38,247
                                                       2003      1.000          1.144                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.362          1.529                --
                                                       2005      1.330          1.362           354,916
                                                       2004      1.175          1.330            49,369
                                                       2003      1.000          1.175                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.293          1.376                --
                                                       2006      1.223          1.293             6,613
                                                       2005      1.168          1.223             6,625
                                                       2004      1.153          1.168             5,559
                                                       2003      1.000          1.153                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (12/99)............................................  2007      1.451          1.450         1,604,596
                                                       2006      1.354          1.451         1,737,438
                                                       2005      1.232          1.354         1,285,092
                                                       2004      1.138          1.232           420,598
                                                       2003      1.000          1.138           148,383

  LMPVET Appreciation Subaccount (Class I) (4/00)....  2007      1.395          1.489           646,442
                                                       2006      1.234          1.395           681,919
                                                       2005      1.202          1.234           694,178
                                                       2004      1.122          1.202           119,369
                                                       2003      1.000          1.122                --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.379          1.376           209,635

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.260          1.307           852,759
                                                       2006      1.158          1.260         1,410,324
                                                       2005      1.128          1.158         1,443,199
                                                       2004      1.091          1.128           464,025
                                                       2003      1.000          1.091                --

  LMPVET Capital Subaccount (10/02)..................  2007      1.377          1.381         1,103,252
                                                       2006      1.231          1.377         1,181,596
                                                       2005      1.188          1.231         1,228,040
                                                       2004      1.131          1.188           586,708
                                                       2003      1.000          1.131            65,025

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.282          1.344                --
                                                       2006      1.104          1.282                --
                                                       2005      1.123          1.104                --
                                                       2004      1.104          1.123                --
                                                       2003      1.000          1.104                --

  LMPVET Equity Index Subaccount (Class II) (2/01)...  2007      1.430          1.477           120,072
                                                       2006      1.261          1.430           121,614
                                                       2005      1.229          1.261           125,996
                                                       2004      1.132          1.229            24,820
                                                       2003      1.000          1.132                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (4/01).............................................  2007      1.481          1.476           506,349
                                                       2006      1.287          1.481           404,504
                                                       2005      1.248          1.287           406,931
                                                       2004      1.171          1.248           234,554
                                                       2003      1.000          1.171           112,291

  LMPVET Global Equity Subaccount (10/02)............  2007      1.476          1.524           466,924
                                                       2006      1.301          1.476           509,649
                                                       2005      1.240          1.301           520,959
                                                       2004      1.142          1.240            47,901
                                                       2003      1.000          1.142                --

  LMPVET Investors Subaccount (Class I) (5/01).......  2007      1.526          1.561            14,832
                                                       2006      1.310          1.526            15,045
                                                       2005      1.249          1.310            16,862
                                                       2004      1.149          1.249                --
                                                       2003      1.000          1.149                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.235          1.280           425,267
                                                       2006      1.199          1.235           575,294
                                                       2005      1.157          1.199           557,052
                                                       2004      1.171          1.157           183,540
                                                       2003      1.000          1.171            59,809

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.522          1.605           102,167
                                                       2006      1.346          1.522           117,425
                                                       2005      1.262          1.346           126,407
                                                       2004      1.161          1.262            48,415
                                                       2003      1.000          1.161            35,990

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.332          1.358                --
                                                       2006      1.205          1.332           253,587
                                                       2005      1.182          1.205           247,003
                                                       2004      1.125          1.182            84,155
                                                       2003      1.000          1.125                --

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/01).............................................  2007      1.611          1.744            96,350
                                                       2006      1.451          1.611            55,257
                                                       2005      1.404          1.451            55,261
                                                       2004      1.239          1.404            33,580
                                                       2003      1.000          1.239                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.028          1.026           975,470
                                                       2006      1.003          1.028           994,921
                                                       2005      0.995          1.003           968,781
                                                       2004      0.999          0.995           274,938
                                                       2003      1.000          0.999                --

  LMPVIT Diversified Srategic Income Subaccount
  (2/01).............................................  2007      1.167          1.172           112,953
                                                       2006      1.124          1.167           122,634
                                                       2005      1.114          1.124           130,514
                                                       2004      1.059          1.114            83,592
                                                       2003      1.000          1.059                --

  LMPVIT High Income Subaccount (5/01)...............  2007      1.325          1.309           713,795
                                                       2006      1.213          1.325           742,441
                                                       2005      1.200          1.213           705,117
                                                       2004      1.104          1.200           138,502
                                                       2003      1.000          1.104                --

  LMPVIT Money Market Subaccount (7/00)..............  2007      1.032          1.066         2,441,674
                                                       2006      1.002          1.032         1,049,836
                                                       2005      0.989          1.002         1,585,525
                                                       2004      0.996          0.989           291,360
                                                       2003      1.000          0.996                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.617          1.726                --
                                                       2006      1.454          1.617            41,321
                                                       2005      1.408          1.454            29,023
                                                       2004      1.237          1.408             8,122
                                                       2003      1.000          1.237                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (4/01).........  2007      1.490          1.563                --
                                                       2006      1.281          1.490           157,290
                                                       2005      1.250          1.281           157,514
                                                       2004      1.172          1.250           158,621
                                                       2003      1.000          1.172                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.488          1.547                --
                                                       2006      1.289          1.488           531,038
                                                       2005      1.267          1.289           555,355
                                                       2004      1.143          1.267           110,727
                                                       2003      1.000          1.143                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.666          1.836                --
                                                       2006      1.507          1.666           861,515
                                                       2005      1.415          1.507           766,283
                                                       2004      1.158          1.415           156,682
                                                       2003      1.000          1.158            50,861

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.546          1.622                --
                                                       2006      1.460          1.546               367

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.608          1.621               366

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.356          1.322           150,301
                                                       2006      1.272          1.356             3,799

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.807          1.764           149,084
                                                       2006      1.639          1.807           147,482

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.595          2.048            26,592
                                                       2006      1.555          1.595            10,409

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.286          1.140            20,484

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.076          1.099         1,982,375
                                                       2006      1.001          1.076         1,610,295

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.072          1.062         1,347,534
                                                       2006      1.002          1.072            15,418

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.346          1.483            71,904
                                                       2006      1.362          1.346            76,275

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.299          1.424             3,649
                                                       2006      1.308          1.299             3,652

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.025          2.127            38,336

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.404          1.488           375,650
                                                       2006      1.270          1.404           455,481

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.221          1.024           359,385
                                                       2006      1.003          1.221           193,764

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.147          1.215         1,315,653

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.472          1.522            17,381
                                                       2006      1.368          1.472            30,382

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.178          1.300                --
                                                       2006      1.118          1.178            56,636

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.262          1.325           712,535
                                                       2006      1.218          1.262           774,697

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.029          0.983         1,158,456
                                                       2006      1.003          1.029         1,261,199

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.336          1.584            66,524
                                                       2006      1.368          1.336            45,948

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.072          1.120           238,100
                                                       2006      1.033          1.072           170,596

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.311          1.289                --
                                                       2006      1.275          1.311                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.321          1.351           135,301
                                                       2006      1.302          1.321           135,526

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.362          1.396            74,819
                                                       2006      1.327          1.362            78,084

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.061          1.078            26,090
                                                       2006      1.002          1.061                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.043          1.084                --
                                                       2006      1.001          1.043                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.050          1.083                --
                                                       2006      1.002          1.050           250,385

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.084            85,271
                                                       2006      1.002          1.055            89,638

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.060          1.084            34,040
                                                       2006      1.002          1.060            34,076

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.328          1.362         2,145,242
                                                       2006      1.242          1.328         2,149,446

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.051          1.100           811,969
                                                       2006      0.996          1.051           754,555

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.069          1.149                --
                                                       2006      0.998          1.069                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.120          1.143                --
                                                       2006      1.130          1.120         1,672,277
                                                       2005      1.124          1.130         1,595,604
                                                       2004      1.048          1.124            71,606
                                                       2003      1.000          1.048                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.093          1.171         2,919,819
                                                       2006      1.070          1.093         3,415,819
                                                       2005      1.060          1.070         3,029,108
                                                       2004      1.027          1.060           490,262
                                                       2003      1.000          1.027           197,225

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.880          2.036                --
                                                       2006      1.495          1.880            23,608
                                                       2005      1.353          1.495            23,608
                                                       2004      1.183          1.353            23,608
                                                       2003      1.000          1.183            23,608

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.874          2.001                --
                                                       2006      1.623          1.874            88,851
                                                       2005      1.540          1.623            90,687
                                                       2004      1.239          1.540            42,778
                                                       2003      1.000          1.239                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.279          1.362                --
                                                       2005      1.194          1.279            76,214
                                                       2004      1.139          1.194            41,500
                                                       2003      1.000          1.139                --

  Travelers Equity Income Subaccount (4/00)..........  2006      1.263          1.327                --
                                                       2005      1.228          1.263           140,237
                                                       2004      1.135          1.228            65,694
                                                       2003      1.000          1.135                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (11/99).............  2006      1.264          1.302                --
                                                       2005      1.181          1.264            57,974
                                                       2004      1.126          1.181            42,333
                                                       2003      1.000          1.126                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.078          1.146                --
                                                       2005      1.000          1.078                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (8/05)..................................  2006      1.031          1.035                --
                                                       2005      1.022          1.031                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.046          1.084                --
                                                       2005      1.002          1.046            89,997

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.065          1.111                --
                                                       2005      1.000          1.065            30,759

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (5/05).....................  2006      1.038          1.058                --
                                                       2005      1.000          1.038           237,088

  Travelers Managed Income Subaccount (5/01).........  2006      1.042          1.033                --
                                                       2005      1.044          1.042           171,548
                                                       2004      1.031          1.044            88,769
                                                       2003      1.000          1.031            26,120

  Travelers Mercury Large Cap Core Subaccount
  (8/00).............................................  2006      1.375          1.460                --
                                                       2005      1.246          1.375                --
                                                       2004      1.092          1.246                --
                                                       2003      1.000          1.092                --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.293          1.368                --
                                                       2005      1.274          1.293            45,948
                                                       2004      1.134          1.274                --
                                                       2003      1.000          1.134                --

  Travelers MFS(R) Total Return Subaccount (6/00)....  2006      1.202          1.242                --
                                                       2005      1.186          1.202         2,009,291
                                                       2004      1.081          1.186           178,242
                                                       2003      1.000          1.081           111,833

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.175          1.270                --
                                                       2005      1.121          1.175           443,734
                                                       2004      1.000          1.121             5,479

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.427          1.639                --
                                                       2005      1.323          1.427           134,364
                                                       2004      1.161          1.323            18,552
                                                       2003      1.000          1.161                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.290          1.368                --
                                                       2005      1.236          1.290            24,737
                                                       2004      1.129          1.236            13,934
                                                       2003      1.000          1.129                --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.062          1.118                --
                                                       2005      1.020          1.062             9,705

  Travelers Pioneer Strategic Income Subaccount
  (5/00).............................................  2006      1.206          1.218                --
                                                       2005      1.181          1.206           523,775
                                                       2004      1.081          1.181            39,846
                                                       2003      1.000          1.081                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.220          1.273                --
                                                       2005      1.214          1.220            79,169
                                                       2004      1.119          1.214            35,718
                                                       2003      1.000          1.119                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.136          1.308                --
                                                       2005      1.000          1.136             3,655

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.109          1.272                --
                                                       2005      0.987          1.109                --

  Travelers Van Kampen Enterprise Subaccount (8/00)..  2006      1.228          1.275                --
                                                       2005      1.157          1.228                --
                                                       2004      1.131          1.157                --
                                                       2003      1.000          1.131                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (4/00)..........................................  2007      1.268          1.460             4,622
                                                       2006      1.252          1.268            62,390
                                                       2005      1.178          1.252            62,305
                                                       2004      1.118          1.178            57,806
                                                       2003      1.000          1.118                --

         VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT CHARGES 2.50% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.102          1.148               --
                                                       2005      1.080          1.102               --
                                                       2004      1.000          1.080               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.184          1.148               --
                                                       2005      1.057          1.184               --
                                                       2004      1.000          1.057               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.454          1.628            7,451
                                                       2006      1.238          1.454           15,955
                                                       2005      1.112          1.238           15,965
                                                       2004      1.000          1.112               --

  American Funds Growth Subaccount (Class 2)
  (12/99)............................................  2007      1.322          1.448            2,886
                                                       2006      1.230          1.322            2,891
                                                       2005      1.085          1.230            2,896
                                                       2004      1.000          1.085               --

  American Funds Growth-Income Subaccount (Class 2)
  (3/00).............................................  2007      1.234          1.264           39,116
                                                       2006      1.098          1.234           48,031
                                                       2005      1.064          1.098           40,942
                                                       2004      1.000          1.064               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.347          1.329               --
                                                       2005      1.168          1.347               --
                                                       2004      1.000          1.168               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/00).............................................  2006      1.345          1.740               --
                                                       2005      1.287          1.345               --
                                                       2004      1.000          1.287               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.199          1.300               --
                                                       2005      1.116          1.199               --
                                                       2004      1.000          1.116               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.201          1.335               --
                                                       2005      1.118          1.201               --
                                                       2004      1.000          1.118               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (12/99)............................................  2007      1.373          1.573            4,408
                                                       2006      1.261          1.373            4,415
                                                       2005      1.107          1.261            4,424
                                                       2004      1.000          1.107               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.547          1.741            3,308
                                                       2006      1.411          1.547            3,312
                                                       2005      1.226          1.411            3,317
                                                       2004      1.000          1.226               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.205          1.219               --
                                                       2006      1.045          1.205               --
                                                       2005      1.000          1.045               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (4/00)........................  2007      1.175          1.274           10,423
                                                       2006      1.108          1.175           10,423
                                                       2005      1.084          1.108           10,423
                                                       2004      1.000          1.084               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.185          1.369               --
                                                       2005      1.099          1.185               --
                                                       2004      1.000          1.099               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.957          2.458               --
                                                       2006      1.567          1.957           20,200
                                                       2005      1.260          1.567           20,213
                                                       2004      1.000          1.260               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (4/00)...................................  2007      1.470          1.655           11,936
                                                       2006      1.241          1.470           11,943
                                                       2005      1.155          1.241           11,951
                                                       2004      1.000          1.155               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.188          1.411               --
                                                       2005      1.119          1.188               --
                                                       2004      1.000          1.119               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.363          1.619               --
                                                       2006      1.234          1.363               --
                                                       2005      1.129          1.234               --
                                                       2004      1.000          1.129               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.141          1.271               --
                                                       2005      1.125          1.141               --
                                                       2004      1.000          1.125               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.113          1.181               --
                                                       2006      1.063          1.113               --
                                                       2005      1.025          1.063               --
                                                       2004      1.000          1.025               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (12/99)............................................  2007      1.231          1.218           27,732
                                                       2006      1.160          1.231           27,739
                                                       2005      1.065          1.160           27,746
                                                       2004      1.000          1.065               --

  LMPVET Appreciation Subaccount (Class I) (4/00)....  2007      1.202          1.271               --
                                                       2006      1.074          1.202               --
                                                       2005      1.056          1.074               --
                                                       2004      1.000          1.056               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.171          1.168               --

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.129          1.160          219,668
                                                       2006      1.048          1.129          219,668
                                                       2005      1.030          1.048          189,241
                                                       2004      1.000          1.030               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.181          1.173               --
                                                       2006      1.065          1.181               --
                                                       2005      1.038          1.065               --
                                                       2004      1.000          1.038               --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.137          1.180               --
                                                       2006      0.988          1.137               --
                                                       2005      1.015          0.988               --
                                                       2004      1.000          1.015               --

  LMPVET Equity Index Subaccount (Class II) (2/01)...  2007      1.220          1.249               --
                                                       2006      1.087          1.220               --
                                                       2005      1.069          1.087               --
                                                       2004      1.000          1.069               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (4/01).............................................  2007      1.231          1.215               --
                                                       2006      1.080          1.231            9,129
                                                       2005      1.057          1.080            9,134
                                                       2004      1.000          1.057               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.244          1.273               --
                                                       2006      1.107          1.244               --
                                                       2005      1.066          1.107               --
                                                       2004      1.000          1.066               --

  LMPVET Investors Subaccount (Class I) (5/01).......  2007      1.293          1.310               --
                                                       2006      1.121          1.293               --
                                                       2005      1.079          1.121               --
                                                       2004      1.000          1.079               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.036          1.064               --
                                                       2006      1.015          1.036               --
                                                       2005      0.989          1.015               --
                                                       2004      1.000          0.989               --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.294          1.352               --
                                                       2006      1.155          1.294               --
                                                       2005      1.094          1.155               --
                                                       2004      1.000          1.094               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.141          1.154               --
                                                       2006      1.042          1.141               --
                                                       2005      1.032          1.042               --
                                                       2004      1.000          1.032               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/01).............................................  2007      1.311          1.407           14,686
                                                       2006      1.192          1.311               --
                                                       2005      1.165          1.192               --
                                                       2004      1.000          1.165               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.011          0.999               --
                                                       2006      0.995          1.011               --
                                                       2005      0.997          0.995               --
                                                       2004      1.000          0.997               --

  LMPVIT Diversified Srategic Income Subaccount
  (2/01).............................................  2007      1.100          1.094               --
                                                       2006      1.070          1.100               --
                                                       2005      1.069          1.070               --
                                                       2004      1.000          1.069               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT High Income Subaccount (5/01)...............  2007      1.174          1.148               --
                                                       2006      1.085          1.174               --
                                                       2005      1.084          1.085               --
                                                       2004      1.000          1.084               --

  LMPVIT Money Market Subaccount (7/00)..............  2007      1.016          1.039           91,346
                                                       2006      0.995          1.016               --
                                                       2005      0.993          0.995               --
                                                       2004      1.000          0.993               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.316          1.400               --
                                                       2006      1.195          1.316           14,666
                                                       2005      1.168          1.195           14,679
                                                       2004      1.000          1.168               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (4/01).........  2007      1.235          1.292               --
                                                       2006      1.072          1.235               --
                                                       2005      1.056          1.072               --
                                                       2004      1.000          1.056               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.266          1.311               --
                                                       2006      1.106          1.266            8,894
                                                       2005      1.099          1.106            8,901
                                                       2004      1.000          1.099               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.340          1.473               --
                                                       2006      1.224          1.340           27,364
                                                       2005      1.160          1.224           20,818
                                                       2004      1.000          1.160               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.368          1.430               --
                                                       2006      1.299          1.368               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.418          1.420               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.335          1.289               --
                                                       2006      1.260          1.335               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.533          1.482           13,954
                                                       2006      1.400          1.533           13,954

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.354          1.723               --
                                                       2006      1.329          1.354               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.262          1.112               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.069          1.082           10,510
                                                       2006      1.001          1.069               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.065          1.045           34,431
                                                       2006      1.002          1.065               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.165          1.272               --
                                                       2006      1.187          1.165               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.279          1.389               --
                                                       2006      1.296          1.279               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.695          1.769               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.383          1.452            4,773
                                                       2006      1.259          1.383            4,779

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.213          1.008               --
                                                       2006      1.003          1.213               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.065          1.121           17,260

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.277          1.307               --
                                                       2006      1.195          1.277               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.160          1.276               --
                                                       2006      1.108          1.160               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.156          1.203               --
                                                       2006      1.123          1.156               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.023          0.967            5,019
                                                       2006      1.003          1.023               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.104          1.296               --
                                                       2006      1.137          1.104               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.036          1.072               --
                                                       2006      1.004          1.036               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.152          1.122               --
                                                       2006      1.127          1.152               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.150          1.165               --
                                                       2006      1.141          1.150               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.199          1.217               --
                                                       2006      1.176          1.199               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.061           15,760
                                                       2006      1.002          1.054           15,771

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.036          1.067               --
                                                       2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.043          1.066               --
                                                       2006      1.002          1.043               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.048          1.067               --
                                                       2006      1.002          1.048               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.053          1.066              462
                                                       2006      1.002          1.053              464

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.202          1.221           21,714
                                                       2006      1.132          1.202           21,714

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.045          1.083               --
                                                       2006      0.996          1.045               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.062          1.131               --
                                                       2006      0.998          1.062               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.043          1.061               --
                                                       2006      1.062          1.043           36,960
                                                       2005      1.067          1.062           36,983
                                                       2004      1.000          1.067               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.056          1.120           39,406
                                                       2006      1.043          1.056           39,409
                                                       2005      1.043          1.043           23,897
                                                       2004      1.000          1.043               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.579          1.704               --
                                                       2006      1.267          1.579               --
                                                       2005      1.158          1.267               --
                                                       2004      1.000          1.158               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.424          1.516               --
                                                       2006      1.244          1.424            3,585
                                                       2005      1.192          1.244            3,590
                                                       2004      1.000          1.192               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.118          1.187               --
                                                       2005      1.054          1.118               --
                                                       2004      1.000          1.054               --

  Travelers Equity Income Subaccount (4/00)..........  2006      1.122          1.176               --
                                                       2005      1.101          1.122               --
                                                       2004      1.000          1.101               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.111          1.141               --
                                                       2005      1.048          1.111               --
                                                       2004      1.000          1.048               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.072          1.136               --
                                                       2005      1.000          1.072           13,915

  Travelers Managed Allocation Series: Conservative
  Subaccount (8/05)..................................  2006      1.025          1.025               --
                                                       2005      1.019          1.025               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.041          1.075               --
                                                       2005      1.002          1.041               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.059          1.101               --
                                                       2005      1.000          1.059              424

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (5/05).....................  2006      1.032          1.049               --
                                                       2005      1.000          1.032               --

  Travelers Managed Income Subaccount (5/01).........  2006      1.016          1.004               --
                                                       2005      1.028          1.016               --
                                                       2004      1.000          1.028               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (8/00).............................................  2006      1.227          1.299               --
                                                       2005      1.123          1.227               --
                                                       2004      1.000          1.123               --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.078          1.137               --
                                                       2005      1.073          1.078               --
                                                       2004      1.000          1.073               --

  Travelers MFS(R) Total Return Subaccount (6/00)....  2006      1.099          1.132               --
                                                       2005      1.095          1.099            7,334
                                                       2004      1.000          1.095               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.168          1.259               --
                                                       2005      1.125          1.168            4,785
                                                       2004      1.000          1.125               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.222          1.400               --
                                                       2005      1.144          1.222           13,954
                                                       2004      1.000          1.144               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.129          1.195               --
                                                       2005      1.092          1.129               --
                                                       2004      1.000          1.092               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.056          1.108               --
                                                       2005      1.019          1.056               --

  Travelers Pioneer Strategic Income Subaccount
  (5/00).............................................  2006      1.115          1.123               --
                                                       2005      1.103          1.115               --
                                                       2004      1.000          1.103               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.092          1.136               --
                                                       2005      1.097          1.092               --
                                                       2004      1.000          1.097               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.129          1.296               --
                                                       2005      1.000          1.129               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.102          1.260               --
                                                       2005      0.986          1.102               --

  Travelers Van Kampen Enterprise Subaccount (8/00)..  2006      1.089          1.127               --
                                                       2005      1.036          1.089               --
                                                       2004      1.000          1.036               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (4/00)..........................................  2007      1.117          1.275            5,206
                                                       2006      1.114          1.117            5,206
                                                       2005      1.058          1.114            5,206
                                                       2004      1.000          1.058               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc..-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

               FOR METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)


The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

           VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT CHARGES 1.55%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.266          1.323                --
                                                       2005      1.229          1.266             9,913
                                                       2004      1.122          1.229             4,609
                                                       2003      1.000          1.122                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.321          1.293                --
                                                       2005      1.168          1.321                --
                                                       2004      1.095          1.168                --
                                                       2003      1.000          1.095                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.771          2.003           378,857
                                                       2006      1.494          1.771           422,203
                                                       2005      1.330          1.494           479,708
                                                       2004      1.190          1.330           400,538
                                                       2003      1.000          1.190            42,005

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.584          1.752         1,947,152
                                                       2006      1.459          1.584         2,033,562
                                                       2005      1.275          1.459         2,116,122
                                                       2004      1.151          1.275         1,285,673
                                                       2003      1.000          1.151           254,192

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.476          1.527         2,198,855
                                                       2006      1.301          1.476         2,393,571
                                                       2005      1.249          1.301         2,389,748
                                                       2004      1.149          1.249         1,589,364
                                                       2003      1.000          1.149           227,254

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.571          1.555                --
                                                       2005      1.350          1.571            17,457
                                                       2004      1.147          1.350                --
                                                       2003      1.000          1.147                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.564          2.042                --
                                                       2005      1.482          1.564             5,030
                                                       2004      1.145          1.482                --
                                                       2003      1.000          1.145                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.311          1.425                --
                                                       2005      1.208          1.311             2,136
                                                       2004      1.074          1.208                --
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.308          1.458                --
                                                       2005      1.206          1.308            54,084
                                                       2004      1.067          1.206            20,057
                                                       2003      1.000          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.641          1.899           501,304
                                                       2006      1.494          1.641           522,604
                                                       2005      1.298          1.494           394,637
                                                       2004      1.143          1.298            52,591
                                                       2003      1.000          1.143            24,487

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.895          2.152           211,339
                                                       2006      1.712          1.895           216,298
                                                       2005      1.473          1.712           188,340
                                                       2004      1.200          1.473            68,250
                                                       2003      1.000          1.200            38,077

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.224          1.250            85,040
                                                       2006      1.051          1.224            87,283
                                                       2005      1.028          1.051            39,493

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.448          1.586           207,303
                                                       2006      1.353          1.448           208,841
                                                       2005      1.312          1.353           210,472
                                                       2004      1.195          1.312           253,598
                                                       2003      1.000          1.195            14,061

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.352          1.576                --
                                                       2005      1.242          1.352           342,680
                                                       2004      1.120          1.242           111,096
                                                       2003      1.000          1.120            36,855

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.459          3.118           172,154
                                                       2006      1.950          2.459           162,784
                                                       2005      1.554          1.950           203,708
                                                       2004      1.265          1.554            36,684
                                                       2003      1.000          1.265                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.783          2.027           269,255
                                                       2006      1.491          1.783           311,088
                                                       2005      1.375          1.491           320,922
                                                       2004      1.178          1.375            63,124
                                                       2003      1.000          1.178                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.425          1.709                --
                                                       2005      1.329          1.425           136,463
                                                       2004      1.164          1.329             7,952
                                                       2003      1.000          1.164                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.670          2.002            21,248
                                                       2006      1.497          1.670            21,248
                                                       2005      1.357          1.497             9,669
                                                       2004      1.144          1.357                --
                                                       2003      1.000          1.144                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.362          1.529                --
                                                       2005      1.330          1.362            61,287
                                                       2004      1.175          1.330             5,180
                                                       2003      1.000          1.175                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.293          1.376                --
                                                       2006      1.223          1.293                --
                                                       2005      1.168          1.223                --
                                                       2004      1.153          1.168                --
                                                       2003      1.000          1.153                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.451          1.450           559,773
                                                       2006      1.354          1.451           610,772
                                                       2005      1.232          1.354           571,526
                                                       2004      1.138          1.232           344,503
                                                       2003      1.000          1.138           137,904

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.395          1.489           585,046
                                                       2006      1.234          1.395           595,993
                                                       2005      1.202          1.234           561,913
                                                       2004      1.122          1.202           406,156
                                                       2003      1.000          1.122            22,558

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.379          1.376           197,938

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.260          1.307         1,915,401
                                                       2006      1.158          1.260         1,754,295
                                                       2005      1.128          1.158         1,856,659
                                                       2004      1.091          1.128         1,328,505
                                                       2003      1.000          1.091            77,813

  LMPVET Capital Subaccount (10/02)..................  2007      1.377          1.381         1,279,430
                                                       2006      1.231          1.377         1,500,840
                                                       2005      1.188          1.231         1,788,724
                                                       2004      1.131          1.188         1,341,726
                                                       2003      1.000          1.131           184,912

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.282          1.344           144,817
                                                       2006      1.104          1.282            37,066
                                                       2005      1.123          1.104            35,460
                                                       2004      1.104          1.123                --
                                                       2003      1.000          1.104                --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.430          1.477           264,996
                                                       2006      1.261          1.430           367,996
                                                       2005      1.229          1.261           350,374
                                                       2004      1.132          1.229           172,339
                                                       2003      1.000          1.132            30,412

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.481          1.476           291,171
                                                       2006      1.287          1.481           199,573
                                                       2005      1.248          1.287           210,593
                                                       2004      1.171          1.248           166,277
                                                       2003      1.000          1.171            42,225

  LMPVET Global Equity Subaccount (10/02)............  2007      1.476          1.524           638,312
                                                       2006      1.301          1.476           684,479
                                                       2005      1.240          1.301           693,875
                                                       2004      1.142          1.240           397,332
                                                       2003      1.000          1.142                --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.526          1.561            12,190
                                                       2006      1.310          1.526            12,144
                                                       2005      1.249          1.310            11,994
                                                       2004      1.149          1.249             2,893
                                                       2003      1.000          1.149                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.235          1.280           339,018
                                                       2006      1.199          1.235           367,703
                                                       2005      1.157          1.199           405,906
                                                       2004      1.171          1.157           150,328
                                                       2003      1.000          1.171            76,777

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.522          1.605             9,633
                                                       2006      1.346          1.522             9,950
                                                       2005      1.262          1.346            12,390
                                                       2004      1.161          1.262            18,996
                                                       2003      1.000          1.161            14,157

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.332          1.358                --
                                                       2006      1.205          1.332           198,376
                                                       2005      1.182          1.205           200,295
                                                       2004      1.125          1.182           201,745
                                                       2003      1.000          1.125            27,801

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.611          1.744            30,532
                                                       2006      1.451          1.611            26,736
                                                       2005      1.404          1.451            26,742
                                                       2004      1.239          1.404            23,832
                                                       2003      1.000          1.239            20,816

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.028          1.026           421,226
                                                       2006      1.003          1.028           646,188
                                                       2005      0.995          1.003           783,523
                                                       2004      0.999          0.995           545,645
                                                       2003      1.000          0.999           100,362

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.167          1.172            72,223
                                                       2006      1.124          1.167           135,234
                                                       2005      1.114          1.124           197,303
                                                       2004      1.059          1.114           206,006
                                                       2003      1.000          1.059            31,509

  LMPVIT High Income Subaccount (11/99)..............  2007      1.325          1.309           347,112
                                                       2006      1.213          1.325           337,944
                                                       2005      1.200          1.213           416,550
                                                       2004      1.104          1.200           277,946
                                                       2003      1.000          1.104             3,470

  LMPVIT Money Market Subaccount (11/99).............  2007      1.032          1.066         1,380,339
                                                       2006      1.002          1.032         1,454,418
                                                       2005      0.989          1.002         1,231,934
                                                       2004      0.996          0.989           431,217
                                                       2003      1.000          0.996            11,254

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.617          1.726                --
                                                       2006      1.454          1.617            20,283
                                                       2005      1.408          1.454            20,614
                                                       2004      1.237          1.408             5,954
                                                       2003      1.000          1.237                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.490          1.563                --
                                                       2006      1.281          1.490           104,082
                                                       2005      1.250          1.281           104,427
                                                       2004      1.172          1.250            70,783
                                                       2003      1.000          1.172            66,409

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.488          1.547                --
                                                       2006      1.289          1.488           184,211
                                                       2005      1.267          1.289           142,853
                                                       2004      1.143          1.267            85,538
                                                       2003      1.000          1.143            75,228

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.666          1.836                --
                                                       2006      1.507          1.666           276,285
                                                       2005      1.415          1.507           295,763
                                                       2004      1.158          1.415           137,212
                                                       2003      1.000          1.158             9,197

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.546          1.622                --
                                                       2006      1.460          1.546                --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.608          1.621                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.356          1.322            25,100
                                                       2006      1.272          1.356            25,817

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.807          1.764           198,647
                                                       2006      1.639          1.807           184,187

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.595          2.048            41,829
                                                       2006      1.555          1.595            17,457

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.286          1.140               119

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.076          1.099           562,900
                                                       2006      1.001          1.076           444,127

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.072          1.062           438,740
                                                       2006      1.015          1.072                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.346          1.483            24,786
                                                       2006      1.362          1.346            24,789

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.299          1.424            30,597
                                                       2006      1.308          1.299             9,415

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.025          2.127                --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.404          1.488           274,929
                                                       2006      1.270          1.404           241,705

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.221          1.024             9,273
                                                       2006      1.003          1.221            10,537

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.147          1.215           215,524

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.472          1.522            72,663
                                                       2006      1.368          1.472            72,975

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.178          1.300                --
                                                       2006      1.118          1.178                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.262          1.325           233,404
                                                       2006      1.218          1.262           259,037

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.029          0.983           266,330
                                                       2006      1.003          1.029           177,062

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.336          1.584            75,606
                                                       2006      1.368          1.336            75,606

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.072          1.120           554,839
                                                       2006      1.033          1.072           745,959

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.311          1.289             2,016
                                                       2006      1.275          1.311             2,024

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.321          1.351            17,886
                                                       2006      1.302          1.321            18,218

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.362          1.396           288,279
                                                       2006      1.327          1.362           323,791

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.061          1.078             9,484
                                                       2006      1.002          1.061            10,058

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.043          1.084                --
                                                       2006      1.001          1.043                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.050          1.083           136,129
                                                       2006      1.002          1.050           143,088

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.084           222,127
                                                       2006      1.002          1.055           224,338

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.060          1.084            70,808
                                                       2006      1.002          1.060            71,018

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.328          1.362           515,584
                                                       2006      1.242          1.328           619,921

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.051          1.100           333,598
                                                       2006      0.996          1.051           352,579

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.069          1.149                --
                                                       2006      0.998          1.069                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.120          1.143                --
                                                       2006      1.130          1.120           358,757
                                                       2005      1.124          1.130           319,081
                                                       2004      1.048          1.124           123,851
                                                       2003      1.000          1.048            23,365

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.093          1.171         1,145,951
                                                       2006      1.070          1.093         1,215,883
                                                       2005      1.060          1.070         1,142,261
                                                       2004      1.027          1.060           817,340
                                                       2003      1.000          1.027           236,561

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.880          2.036                --
                                                       2006      1.495          1.880                --
                                                       2005      1.353          1.495                --
                                                       2004      1.183          1.353                --
                                                       2003      1.000          1.183             9,809

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.874          2.001                --
                                                       2006      1.623          1.874            50,176
                                                       2005      1.540          1.623            52,239
                                                       2004      1.239          1.540            20,094
                                                       2003      1.000          1.239            20,094

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.279          1.362                --
                                                       2005      1.194          1.279            24,792
                                                       2004      1.139          1.194            19,007
                                                       2003      1.000          1.139                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.263          1.327                --
                                                       2005      1.228          1.263           394,333
                                                       2004      1.135          1.228           325,993
                                                       2003      1.000          1.135            69,396

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (11/99).............  2006      1.264          1.302                --
                                                       2005      1.181          1.264            14,609
                                                       2004      1.126          1.181             5,191
                                                       2003      1.000          1.126             5,614

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.078          1.146                --
                                                       2005      1.007          1.078                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.031          1.035                --
                                                       2005      1.000          1.031                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.046          1.084                --
                                                       2005      1.000          1.046           173,944

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.065          1.111                --
                                                       2005      0.999          1.065            26,645

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.038          1.058                --
                                                       2005      1.008          1.038                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.042          1.033                --
                                                       2005      1.044          1.042           793,924
                                                       2004      1.031          1.044           206,790
                                                       2003      1.000          1.031            27,413

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.375          1.460                --
                                                       2005      1.246          1.375                --
                                                       2004      1.092          1.246                --
                                                       2003      1.000          1.092                --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.293          1.368                --
                                                       2005      1.274          1.293            75,606
                                                       2004      1.134          1.274                --
                                                       2003      1.000          1.134                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.202          1.242                --
                                                       2005      1.186          1.202           612,546
                                                       2004      1.081          1.186           397,389
                                                       2003      1.000          1.081            16,891

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.175          1.270                --
                                                       2005      1.121          1.175           250,194
                                                       2004      0.994          1.121            30,121

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.427          1.639                --
                                                       2005      1.323          1.427           257,082
                                                       2004      1.161          1.323            31,915
                                                       2003      1.000          1.161             2,995

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.290          1.368                --
                                                       2005      1.236          1.290            73,004
                                                       2004      1.129          1.236             7,358
                                                       2003      1.000          1.129             6,024

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.062          1.118                --
                                                       2005      1.000          1.062                --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.206          1.218                --
                                                       2005      1.181          1.206           212,582
                                                       2004      1.081          1.181            35,789
                                                       2003      1.000          1.081                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.220          1.273                --
                                                       2005      1.214          1.220             3,506
                                                       2004      1.119          1.214                --
                                                       2003      1.000          1.119                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.136          1.308                --
                                                       2005      1.032          1.136             9,415

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.109          1.272                --
                                                       2005      1.000          1.109             9,646

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.228          1.275                --
                                                       2005      1.157          1.228               893
                                                       2004      1.131          1.157               896
                                                       2003      1.000          1.131                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.268          1.460                --
                                                       2006      1.252          1.268                --
                                                       2005      1.178          1.252             2,191
                                                       2004      1.118          1.178            39,155
                                                       2003      1.000          1.118             2,197

         VINTAGE XTRA (SERIES II) -- SEPARATE ACCOUNT CHARGES 2.50% (B)


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.102          1.148               --
                                                       2005      1.080          1.102           18,757
                                                       2004      1.000          1.080               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.184          1.148               --
                                                       2005      1.057          1.184               --
                                                       2004      1.000          1.057               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.454          1.628            3,829
                                                       2006      1.238          1.454            3,838
                                                       2005      1.112          1.238              686
                                                       2004      1.000          1.112               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.322          1.448           16,160
                                                       2006      1.230          1.322           16,452
                                                       2005      1.085          1.230            5,824
                                                       2004      1.000          1.085               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.234          1.264            4,504
                                                       2006      1.098          1.234            4,514
                                                       2005      1.064          1.098              780
                                                       2004      1.000          1.064               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.347          1.329               --
                                                       2005      1.168          1.347               --
                                                       2004      1.000          1.168               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.345          1.740               --
                                                       2005      1.287          1.345            5,334
                                                       2004      1.000          1.287               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.199          1.300               --
                                                       2005      1.116          1.199               --
                                                       2004      1.000          1.116               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.201          1.335               --
                                                       2005      1.118          1.201               --
                                                       2004      1.000          1.118               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.373          1.573           11,039
                                                       2006      1.261          1.373           11,477
                                                       2005      1.107          1.261           12,007
                                                       2004      1.000          1.107               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.547          1.741            3,002
                                                       2006      1.411          1.547            3,122
                                                       2005      1.226          1.411               --
                                                       2004      1.000          1.226               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.205          1.219            4,076
                                                       2006      1.045          1.205               --
                                                       2005      1.027          1.045               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.175          1.274               --
                                                       2006      1.108          1.175               --
                                                       2005      1.084          1.108               --
                                                       2004      1.000          1.084               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.185          1.369               --
                                                       2005      1.099          1.185               --
                                                       2004      1.000          1.099               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.957          2.458               --
                                                       2006      1.567          1.957               --
                                                       2005      1.260          1.567               --
                                                       2004      1.000          1.260               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.470          1.655            5,305
                                                       2006      1.241          1.470            5,516
                                                       2005      1.155          1.241               --
                                                       2004      1.000          1.155               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.188          1.411               --
                                                       2005      1.119          1.188               --
                                                       2004      1.000          1.119               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.363          1.619               --
                                                       2006      1.234          1.363               --
                                                       2005      1.129          1.234               --
                                                       2004      1.000          1.129               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.141          1.271               --
                                                       2005      1.125          1.141               --
                                                       2004      1.000          1.125               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.113          1.181               --
                                                       2006      1.063          1.113               --
                                                       2005      1.025          1.063               --
                                                       2004      1.000          1.025               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.231          1.218            3,946
                                                       2006      1.160          1.231               --
                                                       2005      1.065          1.160               --
                                                       2004      1.000          1.065               --

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.202          1.271            6,240
                                                       2006      1.074          1.202            6,488
                                                       2005      1.056          1.074               --
                                                       2004      1.000          1.056               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.171          1.168               --

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.129          1.160               --
                                                       2006      1.048          1.129               --
                                                       2005      1.030          1.048               --
                                                       2004      1.000          1.030               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.181          1.173           16,923
                                                       2006      1.065          1.181           16,933
                                                       2005      1.038          1.065           16,944
                                                       2004      1.000          1.038               --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.137          1.180               --
                                                       2006      0.988          1.137               --
                                                       2005      1.015          0.988               --
                                                       2004      1.000          1.015               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.220          1.249               --
                                                       2006      1.087          1.220               --
                                                       2005      1.069          1.087               --
                                                       2004      1.000          1.069               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (11/99)............................................  2007      1.231          1.215               --
                                                       2006      1.080          1.231               --
                                                       2005      1.057          1.080               --
                                                       2004      1.000          1.057               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.244          1.273           10,983
                                                       2006      1.107          1.244           10,989
                                                       2005      1.066          1.107           10,997
                                                       2004      1.000          1.066               --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.293          1.310               --
                                                       2006      1.121          1.293               --
                                                       2005      1.079          1.121               --
                                                       2004      1.000          1.079               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.036          1.064               --
                                                       2006      1.015          1.036               --
                                                       2005      0.989          1.015               --
                                                       2004      1.000          0.989               --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.294          1.352               --
                                                       2006      1.155          1.294               --
                                                       2005      1.094          1.155               --
                                                       2004      1.000          1.094               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (11/02)...........................  2007      1.141          1.154               --
                                                       2006      1.042          1.141               --
                                                       2005      1.032          1.042               --
                                                       2004      1.000          1.032               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.311          1.407               --
                                                       2006      1.192          1.311               --
                                                       2005      1.165          1.192               --
                                                       2004      1.000          1.165               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.011          0.999               --
                                                       2006      0.995          1.011               --
                                                       2005      0.997          0.995               --
                                                       2004      1.000          0.997               --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.100          1.094               --
                                                       2006      1.070          1.100               --
                                                       2005      1.069          1.070               --
                                                       2004      1.000          1.069               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT High Income Subaccount (11/99)..............  2007      1.174          1.148               --
                                                       2006      1.085          1.174               --
                                                       2005      1.084          1.085               --
                                                       2004      1.000          1.084               --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.016          1.039               --
                                                       2006      0.995          1.016               --
                                                       2005      0.993          0.995               --
                                                       2004      1.000          0.993               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.316          1.400               --
                                                       2006      1.195          1.316               --
                                                       2005      1.168          1.195               --
                                                       2004      1.000          1.168               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.235          1.292               --
                                                       2006      1.072          1.235               --
                                                       2005      1.056          1.072               --
                                                       2004      1.000          1.056               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.266          1.311               --
                                                       2006      1.106          1.266               --
                                                       2005      1.099          1.106               --
                                                       2004      1.000          1.099               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.340          1.473               --
                                                       2006      1.224          1.340           19,227
                                                       2005      1.160          1.224           19,889
                                                       2004      1.000          1.160               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.368          1.430               --
                                                       2006      1.299          1.368            7,396

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.418          1.420            7,112

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.335          1.289            3,541
                                                       2006      1.260          1.335               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.533          1.482            6,137
                                                       2006      1.400          1.533               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.354          1.723               --
                                                       2006      1.329          1.354               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.262          1.112               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.069          1.082           36,027
                                                       2006      1.001          1.069           20,849

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.065          1.045           23,505
                                                       2006      1.015          1.065               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.165          1.272               --
                                                       2006      1.187          1.165               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.279          1.389               --
                                                       2006      1.296          1.279               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.695          1.769               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.383          1.452               --
                                                       2006      1.259          1.383               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.213          1.008            7,090
                                                       2006      1.003          1.213            7,371

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.065          1.121            5,540

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.277          1.307               --
                                                       2006      1.195          1.277               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.160          1.276               --
                                                       2006      1.108          1.160               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.156          1.203               --
                                                       2006      1.123          1.156               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.023          0.967               --
                                                       2006      1.003          1.023               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.104          1.296               --
                                                       2006      1.137          1.104               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.036          1.072            7,490
                                                       2006      1.004          1.036               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.152          1.122               --
                                                       2006      1.127          1.152               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.150          1.165               --
                                                       2006      1.141          1.150               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.199          1.217               --
                                                       2006      1.176          1.199               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.061            6,485
                                                       2006      1.002          1.054            6,489

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.036          1.067               --
                                                       2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.043          1.066               --
                                                       2006      1.002          1.043               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.048          1.067               --
                                                       2006      1.002          1.048               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.053          1.066               --
                                                       2006      1.002          1.053               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.202          1.221           15,067
                                                       2006      1.132          1.202           15,665

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.045          1.083               --
                                                       2006      0.996          1.045               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.062          1.131               --
                                                       2006      0.998          1.062               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.043          1.061               --
                                                       2006      1.062          1.043            5,543
                                                       2005      1.067          1.062            5,547
                                                       2004      1.000          1.067               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.056          1.120            8,565
                                                       2006      1.043          1.056            8,906
                                                       2005      1.043          1.043               --
                                                       2004      1.000          1.043               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.579          1.704               --
                                                       2006      1.267          1.579               --
                                                       2005      1.158          1.267               --
                                                       2004      1.000          1.158               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.424          1.516               --
                                                       2006      1.244          1.424               --
                                                       2005      1.192          1.244               --
                                                       2004      1.000          1.192               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.118          1.187               --
                                                       2005      1.054          1.118               --
                                                       2004      1.000          1.054               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.122          1.176               --
                                                       2005      1.101          1.122               --
                                                       2004      1.000          1.101               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.111          1.141               --
                                                       2005      1.048          1.111               --
                                                       2004      1.000          1.048               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.072          1.136               --
                                                       2005      1.007          1.072            5,724

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.025          1.025               --
                                                       2005      1.000          1.025               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.041          1.075               --
                                                       2005      1.000          1.041               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.059          1.101               --
                                                       2005      0.999          1.059               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.032          1.049               --
                                                       2005      1.007          1.032               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.016          1.004               --
                                                       2005      1.028          1.016               --
                                                       2004      1.000          1.028               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.227          1.299               --
                                                       2005      1.123          1.227               --
                                                       2004      1.000          1.123               --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.078          1.137               --
                                                       2005      1.073          1.078               --
                                                       2004      1.000          1.073               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.099          1.132               --
                                                       2005      1.095          1.099           16,388
                                                       2004      1.000          1.095               --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.168          1.259               --
                                                       2005      1.125          1.168               --
                                                       2004      1.002          1.125               --

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.222          1.400               --
                                                       2005      1.144          1.222               --
                                                       2004      1.000          1.144               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.129          1.195               --
                                                       2005      1.092          1.129               --
                                                       2004      1.000          1.092               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.056          1.108               --
                                                       2005      1.000          1.056               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.115          1.123               --
                                                       2005      1.103          1.115               --
                                                       2004      1.000          1.103               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.092          1.136               --
                                                       2005      1.097          1.092               --
                                                       2004      1.000          1.097               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.129          1.296               --
                                                       2005      1.031          1.129               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.102          1.260               --
                                                       2005      1.000          1.102               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.089          1.127               --
                                                       2005      1.036          1.089               --
                                                       2004      1.000          1.036               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.117          1.275               --
                                                       2006      1.114          1.117               --
                                                       2005      1.058          1.114               --
                                                       2004      1.000          1.058               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc..-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust -- Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Capital
     Discipline Portfolio -- All Cap Growth         Portfolio
     and Value
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Global Equity
     Discipline Portfolio -- Global All Cap         Portfolio
     Growth and Value
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate                   Clarion Global Real Estate
     Portfolio -- Class A                           Portfolio -- Class A


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
     Legg Mason Partners Variable Multiple     Legg Mason Partners Variable Appreciation
       Discipline Portfolio -- Large Cap            Portfolio -- Class II
       Growth and Value
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A            MFS(R) Value Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
FRANKLIN TEMPLETON VARIABLE INSURANCE          MET INVESTORS SERIES TRUST
  PRODUCTS TRUST
  Templeton Developing Markets Securities      MFS(R) Emerging Markets Equity
     Fund -- Class 2                                Portfolio -- Class B
VAN KAMPEN LIFE INVESTMENT TRUST               METROPOLITAN SERIES FUND, INC.
  Strategic Growth Portfolio -- Class I        Jennison Growth Portfolio -- Class A

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX E

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

          The Insurance Company

          Principal Underwriter

          Distribution and Principal Underwriting Agreement

          Valuation of Assets

          Federal Tax Considerations

          Independent Registered Public Accounting Firm

          Financial Statements

Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the Statement of Additional Information for the contracts issued by the former MetLife Life and Annuity Company of Connecticut please request MLAC-Book-05-09-86.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MLAC-Book-05-09-86

                    PORTFOLIO ARCHITECT XTRA VARIABLE ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT


                       SUPPLEMENT DATED NOVEMBER 24, 2008
                     TO THE PROSPECTUS DATED APRIL 28, 2008



1.  COMBINATION OF SEPARATE ACCOUNTS



Effective November 24, 2008, the Company combined MetLife of CT Fund BD III for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.


In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR PROSPECTUS TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Variable Funding Options available under your Contract have not changed as a result of the Combination.
     - Your Contract Value is allocated to the same Variable Funding Options (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.


After the Combination, the financial statements will report assets and liabilities on a combined basis. The financial statements also will combine any subaccounts that invest in the same Variable Funding Option and illustrate unit values as a range.


If you have any questions, please contact us at 800-842-9368.


2.  FEE TABLES



Expenses shown in the fee tables do not include any premium taxes of up to 3.5% (see "Charges and Deductions--Premium Tax") or other taxes, which may apply.

3.  THE ANNUITY CONTRACT--THE VARIABLE FUNDING OPTIONS



Each Underlying Fund has different investment objectives and risks. THE UNDERLYING FUND PROSPECTUSES CONTAIN MORE DETAILED INFORMATION ON EACH UNDERLYING FUND'S INVESTMENT STRATEGY, INVESTMENT ADVISERS AND ITS FEES. YOU MAY OBTAIN AN UNDERLYING FUND PROSPECTUS BY CALLING 800-842-9368 OR THROUGH YOUR REGISTERED REPRESENTATIVE. YOU SHOULD READ THE PROSPECTUSES FOR THE UNDERLYING FUNDS CAREFULLY. We do not guarantee the investment results of the Underlying Funds.



4.  OTHER INFORMATION--CONFORMITY WITH STATE AND FEDERAL LAWS



The Prospectus describes all material features and benefits of the Contract. The language in the Prospectus determines your rights under the federal securities laws.



5.  OTHER INFORMATION--THE INSURANCE COMPANY



Effective September 22, 2008, the Company is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910. Please note, however, that for the purpose of administering your Contract, the addresses indicated in the definition of "Home Office" in the Glossary remain the same.



        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

              PORTFOLIO ARCHITECT XTRA VARIABLE ANNUITY PROSPECTUS:

                METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES
                 METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES
                                 APRIL 28, 2008

This prospectus describes PORTFOLIO ARCHITECT XTRA VARIABLE ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") and any associated Purchase Payment Credits accumulate on a variable and/or, subject to availability, fixed basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 28, 2008 are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Lord Abbett Bond Debenture
  American Funds Global Growth Fund                   Portfolio -- Class A
  American Funds Growth Fund                       Lord Abbett Growth and Income
  American Funds Growth-Income Fund                   Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE                     Lord Abbett Mid Cap Value
  PRODUCTS -- SERVICE CLASS 2                         Portfolio -- Class B
  Contrafund(R) Portfolio                          Met/AIM Capital Appreciation
  Mid Cap Portfolio                                   Portfolio -- Class A
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS     Met/AIM Small Cap Growth Portfolio -- Class
  TRUST -- CLASS 2                                    A
  Templeton Foreign Securities Fund                PIMCO Inflation Protected Bond
JANUS ASPEN SERIES -- SERVICE SHARES                  Portfolio -- Class A
  Global Technology Portfolio                      Pioneer Fund Portfolio -- Class A
LEGG MASON PARTNERS VARIABLE EQUITY TRUST          Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Aggressive             A
     Growth Portfolio -- Class I                   Third Avenue Small Cap Value
  Legg Mason Partners Variable Appreciation           Portfolio -- Class B
     Portfolio -- Class I                        METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Equity Index        BlackRock Aggressive Growth
     Portfolio -- Class II                            Portfolio -- Class D
  Legg Mason Partners Variable Fundamental         BlackRock Bond Income Portfolio -- Class A
     Value Portfolio -- Class I                    BlackRock Money Market Portfolio -- Class A
  Legg Mason Partners Variable Investors           Davis Venture Value Portfolio -- Class A
     Portfolio -- Class I                          FI Large Cap Portfolio -- Class A
  Legg Mason Partners Variable Large Cap           FI Value Leaders Portfolio -- Class D
     Growth Portfolio -- Class I                   MetLife Aggressive Allocation
  Legg Mason Partners Variable Small Cap              Portfolio -- Class B
     Growth Portfolio -- Class I                   MetLife Conservative Allocation
  Legg Mason Partners Variable Social                 Portfolio -- Class B
     Awareness Portfolio                           MetLife Conservative to Moderate Allocation
LEGG MASON PARTNERS VARIABLE INCOME TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Adjustable          MetLife Moderate Allocation
     Rate Income Portfolio                            Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MetLife Moderate to Aggressive Allocation
  BlackRock High Yield Portfolio -- Class A           Portfolio -- Class B
  BlackRock Large Cap Core Portfolio -- Class      MFS(R) Total Return Portfolio -- Class F
     E                                             MFS(R) Value Portfolio -- Class A
  Clarion Global Real Estate                       Oppenheimer Global Equity
     Portfolio -- Class A                             Portfolio -- Class B
  Dreman Small Cap Value Portfolio -- Class A      T. Rowe Price Small Cap Growth
  Harris Oakmark International                        Portfolio -- Class B
     Portfolio -- Class A                          Western Asset Management U.S. Government
  Janus Forty Portfolio -- Class A                    Portfolio -- Class A
  Lazard Mid Cap Portfolio -- Class B            PIMCO VARIABLE INSURANCE
  Legg Mason Partners Managed Assets               TRUST -- ADMINISTRATIVE CLASS
     Portfolio -- Class A                          Total Return Portfolio
                                                 VAN KAMPEN LIFE INVESTMENT TRUST -- CLASS II
                                                   Comstock Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

THE CONTRACT IS NO LONGER OFFERED TO NEW PURCHASERS.

We also offer variable annuity contracts that do not have Purchase Payment Credits, and therefore may have lower fees. Over time, the value of the Purchase Payment Credits could be more than offset by higher charges. You should carefully consider whether or not this Contract is the most appropriate investment for you.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 800-842-9368 or access the SEC's website (http://www.sec.gov). See Appendix F for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS





                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     9
CONDENSED FINANCIAL INFORMATION.........................................    14
THE ANNUITY CONTRACT....................................................    14
Contract Owner Inquiries................................................    15
Purchase Payments.......................................................    15
Purchase Payment Credits................................................    16
Accumulation Units......................................................    17
The Variable Funding Options............................................    17
FIXED ACCOUNT...........................................................    23
CHARGES AND DEDUCTIONS..................................................    23
General.................................................................    23
Withdrawal Charge.......................................................    24
Free Withdrawal Allowance...............................................    25
Transfer Charge.........................................................    25
Administrative Charges..................................................    25
Mortality and Expense Risk Charge.......................................    25
Variable Liquidity Benefit Charge.......................................    25
Enhanced Stepped-Up Provision Charge....................................    26
Guaranteed Minimum Withdrawal Benefit Charge............................    26
Variable Funding Option Expenses........................................    26
Premium Tax.............................................................    26
Changes in Taxes Based upon Premium or Value............................    26
TRANSFERS...............................................................    26
Market Timing/Excessive Trading.........................................    27
Dollar Cost Averaging...................................................    29
ACCESS TO YOUR MONEY....................................................    29
Systematic Withdrawals..................................................    30
OWNERSHIP PROVISIONS....................................................    30
Types of Ownership......................................................    30
Contract Owner..........................................................    30
Beneficiary.............................................................    31
Annuitant...............................................................    31
DEATH BENEFIT...........................................................    31
Death Proceeds before the Maturity Date.................................    32
Enhanced Stepped-Up Provision ("E.S.P.")................................    32
Payment of Proceeds.....................................................    33
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    35
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    35
Planned Death Benefit...................................................    36
Death Proceeds after the Maturity Date..................................    36
LIVING BENEFITS.........................................................    36
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    36
THE ANNUITY PERIOD......................................................    42
Maturity Date...........................................................    42
Allocation of Annuity...................................................    42
Variable Annuity........................................................    43
Fixed Annuity...........................................................    43
PAYMENTS OPTIONS........................................................    43
Election of Options.....................................................    43
Annuity Options.........................................................    44
Variable Liquidity Benefit..............................................    44
MISCELLANEOUS CONTRACT PROVISIONS.......................................    44
Right to Return.........................................................    44
Termination.............................................................    45
Required Reports........................................................    45
Suspension of Payments..................................................    45
THE SEPARATE ACCOUNTS...................................................    45
Performance Information.................................................    46
FEDERAL TAX CONSIDERATIONS..............................................    46
General Taxation of Annuities...........................................    47
Types of Contracts: Qualified and Non-qualified.........................    48
Qualified Annuity Contracts.............................................    48
Taxation of Qualified Annuity Contracts.................................    48
Mandatory Distributions for Qualified Plans.............................    48
Individual Retirement Annuities.........................................    49
Roth IRAs...............................................................    49
TSAs (ERISA and Non-ERISA)..............................................    50
Non-qualified Annuity Contracts.........................................    51
Diversification Requirements for Variable Annuities.....................    53
Ownership of the Investments............................................    53
Taxation of Death Benefit Proceeds......................................    53
Other Tax Considerations................................................    53
Treatment of Charges for Optional Benefits..............................    53
Guaranteed Minimum Withdrawal Benefits..................................    53
Puerto Rico Tax Considerations..........................................    54
Non-Resident Aliens.....................................................    54
Tax Credits and Deductions..............................................    54
OTHER INFORMATION.......................................................    54
The Insurance Company...................................................    54
Financial Statements....................................................    55
Distribution of Variable Annuity Contracts..............................    55
Conformity with State and Federal Laws..................................    56
Voting Rights...........................................................    56
Restrictions on Financial Transactions..................................    57
Legal Proceedings.......................................................    57
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT FUND BD
  III FOR VARIABLE ANNUITIES............................................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT FUND BD IV
  FOR VARIABLE ANNUITIES................................................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: THE FIXED ACCOUNT...........................................   D-1
APPENDIX E: WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT....   E-1
APPENDIX F: CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........   F-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus any associated Purchase Payment Credits, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

PURCHASE PAYMENT CREDIT -- an amount credited to your Contract Value that equals a percentage of each Purchase Payment made.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, 408A or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                    PORTFOLIO ARCHITECT XTRA VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors MetLife of CT Fund BD III for Variable Annuities ("Fund BD III") and MetLife of CT Fund BD IV for Variable Annuities ("Fund BD IV"), each a segregated account ("Separate Account"). Prior to December 7, 2007, Fund BD IV was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of Fund BD
IV. When we refer to the Separate Account, we are referring to Fund BD III, except where the Contract was originally issued by MLACC, in which case, we are referring to Fund BD IV.

THE CONTRACT IS NO LONGER AVAILABLE FOR SALE. It does continue to accept Purchase Payments from existing Contract Owners.

For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer available for sale. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds) minus any Purchase Payment Credits applied. Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment, minus any Purchase Payment Credits applied. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed) minus any Purchase Payment Credits applied. We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT DURING THE RIGHT TO RETURN PERIOD, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Where permitted by state law, we also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.25% for the Standard Death Benefit and 1.45% for the Enhanced Death Benefit. For Contracts with a value of less than $100,000, we also deduct an annual Contract administrative charge of $40. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments and any associated Purchase Payment Credits withdrawn. The maximum percentage is 8%, decreasing to 0% after nine full years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.)

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. Please refer to Payment Options for a description of this benefit.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments , Purchase Payment Credits and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and any credits and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard or Enhanced Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - PURCHASE PAYMENT CREDITS. For each Purchase Payment you make, we will add a credit to your Contract Value. For the initial Purchase Payment, and for any additional Purchase Payments made during the first Contract Year, we will determine the amount of the credit based on the greater age of the Contract Owner or the Annuitant at the time the Contract is issued. If the greater attained age is 69 or less, the credit is 5%. If the greater attained age is 70 through age 80, the credit is 4%. For additional Purchase Payments made subsequent to the first Contract Year, the amount of the credit will be determined by the greater attained age of the Contract Owner or the Annuitant at the time of such Purchase Payment. For those additional Purchase Payments, if the greater attained age is 69 or less, the credit is 5% and if the greater attained age is 70 through age 80, the credit is 4%. The expenses for a Contract with Purchase Payment Credits are higher than a similar contract without Purchase Payment Credits, and the additional expenses attributable to the credits may offset the amount of the Purchase Payment Credit.

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE.......................................   8%(1)
(as a percentage of the Purchase Payments and associated
  Purchase Payment Credits withdrawn)



TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)



VARIABLE LIQUIDITY BENEFIT CHARGE.......................   8%(3)
(as a percentage of the present value of the remaining
  Annuity Payments that are surrendered. The interest
  rate used to calculate this present value is 1% higher
  than the Assumed (Daily) Net Investment Factor used to
  calculate the Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGE

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $40(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for 9 years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                4 years               8%
         4 years                5 years               7%
         5 years                6 years               6%
         6 years                7 years               5%
         7 years                8 years               3%
         8 years                9 years               1%
        9 years+                                      0%


(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after nine years. The charge is as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                4 years               8%
         4 years                5 years               7%
         5 years                6 years               6%
         6 years                7 years               5%
         7 years                8 years               3%
         8 years                9 years               1%
        9 years+                                      0%


(4) We do not assess this charge if Contract Value is $100,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.25% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II, and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                                           STANDARD DEATH BENEFIT    ENHANCED DEATH BENEFIT
                                                           ----------------------    ----------------------
Mortality and Expense Risk Charge......................           1.25%(5)                  1.45%(5)
Administrative Expense Charge..........................           0.15%                     0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL
  FEATURES SELECTED....................................           1.40%                     1.60%
Optional E.S.P. Charge.................................           0.20%                     0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY
  SELECTED.............................................           1.60%                     1.80%
Optional GMWB I Charge(maximum upon reset).............           1.00%(6)                  1.00%(6)
Optional GMWB II Charge(maximum upon reset)............           1.00%(6)                  1.00%(6)
Optional GMWB III Charge...............................           0.25%                     0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY
  SELECTED.............................................           2.40%                     2.60%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II ONLY
  SELECTED.............................................           2.40%                     2.60%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III
  ONLY SELECTED........................................           1.65%                     1.85%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB I SELECTED......................................           2.60%                     2.80%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB II SELECTED.....................................           2.60%                     2.80%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB III SELECTED....................................           1.85%                     2.05%


---------
(5) We are waiving the following amounts of the Mortality and Expense Risk charge on these Subaccounts: 0.15% for the Subaccount investing in the Western Asset Management U.S. Government Portfolio, 0.11% for the Subaccount investing in the BlackRock High Yield Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.91% for the Subaccount investing in the Capital Guardian U.S. Equity Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio, an amount equal to the underlying fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the underlying fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio, an amount equal to the underlying fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.84% for the Subaccount investing in the T.Rowe Price Small Cap Growth Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Oppenheimer Global Equity Portfolio, and an amount equal to the underlying fund expenses that are in excess of 1.50% for the Subaccount investing in the Van Kampen Mid-Cap Growth Portfolio.
(6) The current charges for the available GMWB riders with a reset feature (see "Access to Your Money -- Guaranteed Minimum Withdrawal Benefit") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 800-842-9368.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.40%      1.52%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --           0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --           0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --           0.52%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
  Contrafund(R) Portfolio........    0.56%       0.25%      0.09%           --          0.90%          --           0.90%
  Dynamic Capital Appreciation
     Portfolio+..................    0.56%       0.25%      0.23%           --          1.04%          --           1.04%
  Mid Cap Portfolio..............    0.56%       0.25%      0.10%           --          0.91%          --           0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%          1.02%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Global Life Sciences
     Portfolio+..................    0.64%       0.25%      0.45%           --          1.34%          --           1.34%
  Global Technology Portfolio....    0.64%       0.25%      0.18%         0.01%         1.08%          --           1.08%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --           0.82%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........    0.69%         --       0.11%         0.01%         0.81%          --           0.81%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II.......    0.31%       0.25%      0.08%           --          0.64%          --           0.64%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I........    0.75%         --       0.08%           --          0.83%          --           0.83%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................    0.62%         --       0.14%           --          0.76%          --           0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++......    0.75%         --       0.15%           --          0.90%          --           0.90%(3)
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I........    0.75%         --       0.35%           --          1.10%          --           1.10%(2)
  Legg Mason Partners Variable
     Social Awareness
     Portfolio++.................    0.67%         --       0.38%           --          1.05%          --           1.05%(2)
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.................    0.55%       0.25%      0.60%           --          1.40%          --           1.40%(2)
MET INVESTORS SERIES TRUST
  BlackRock High Yield
     Portfolio -- Class A........    0.60%         --       0.13%           --          0.73%          --           0.73%
  BlackRock Large Cap Core
     Portfolio -- Class E........    0.58%       0.15%      0.06%           --          0.79%          --           0.79%
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --           0.65%
  Dreman Small Cap Value
     Portfolio -- Class A........    0.79%         --       0.13%           --          0.92%          --           0.92%(4)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  Harris Oakmark International
     Portfolio -- Class A........    0.77%         --       0.09%           --          0.86%          --           0.86%
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --           0.70%
  Lazard Mid Cap
     Portfolio -- Class A++......    0.69%         --       0.07%           --          0.76%          --           0.76%
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --           1.00%
  Legg Mason Partners Managed
     Assets Portfolio -- Class
     A...........................    0.50%         --       0.12%           --          0.62%          --           0.62%
  Lord Abbett Bond Debenture
     Portfolio -- Class A........    0.49%         --       0.05%           --          0.54%          --           0.54%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --           0.77%
  Lord Abbett Mid Cap Value
     Portfolio -- Class B........    0.67%       0.25%      0.09%           --          1.01%          --           1.01%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --           0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --           0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class A+.......    1.00%         --       0.25%           --          1.25%          --           1.25%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B++......    1.00%       0.25%      0.27%           --          1.52%          --           1.52%
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --           1.04%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --           0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --           0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --           0.69%(4)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --           1.01%
  Van Kampen Mid Cap Growth
     Portfolio -- Class B+.......    0.70%       0.25%      0.18%           --          1.13%          --           1.13%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --           0.86%
  BlackRock Bond Income
     Portfolio -- Class A........    0.38%         --       0.06%           --          0.44%        0.01%          0.43%(6)
  BlackRock Money Market
     Portfolio -- Class A........    0.33%         --       0.07%           --          0.40%        0.01%          0.39%(7)
  Capital Guardian U.S. Equity
     Portfolio -- Class A+.......    0.66%         --       0.05%           --          0.71%          --           0.71%
  Davis Venture Value
     Portfolio -- Class A........    0.69%         --       0.04%           --          0.73%          --           0.73%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --           0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --           0.81%
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%          1.08%(8)
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%          0.94%(8)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%          0.99%(8)
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --           1.01%(8)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --           1.04%(8)
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --           0.78%
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%          0.70%(9)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --           0.86%
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.......    0.60%       0.25%      0.07%           --          0.92%          --           0.92%
  T. Rowe Price Small Cap Growth
     Portfolio -- Class B........    0.51%       0.25%      0.08%           --          0.84%          --           0.84%
  Western Asset Management U.S.
     Government
     Portfolio -- Class A........    0.49%         --       0.05%           --          0.54%          --           0.54%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --           0.83%
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
  Comstock Portfolio.............    0.56%       0.25%      0.03%           --          0.84%          --           0.84%
  Enterprise Portfolio+..........    0.50%       0.25%      0.17%           --          0.92%          --           0.92%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(5) Other Expenses have been restated to reflect a change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(8) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(9) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.


EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit and a Guaranteed Minimum Withdrawal Benefit (assuming the maximum charge of 1.00% applies in all Contract Years).

                                                                                    IF CONTRACT IS NOT SURRENDERED OR
                                      IF CONTRACT IS SURRENDERED AT                  ANNUITIZED AT THE END OF PERIOD
                                         THE END OF PERIOD SHOWN                                  SHOWN
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........    $1,199      $2,044      $2,845      $4,477       $439       $1,324      $2,215      $4,477
Underlying Fund with
Minimum Total Annual
Operating Expenses.........    $1,088      $1,715      $2,308      $3,462       $328         $995      $1,678      $3,462


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Portfolio Architect XTRA Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments and any associated Purchase Payment Credits, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is not available to new purchasers. However, you may continue to make additional Purchase Payments or transfer Contract Value among the Variable Funding Options.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                      ANNUITANT ON THE CONTRACT/RIDER DATE
------------------------------------------------------    -----------------------------------------------
Standard Death Benefit                                                         Age 80
Enhanced Death Benefit                                                         Age 75
Enhanced Stepped-Up Provision (E.S.P.)                                         Age 75


Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 800-842-9368.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Where permitted by state law, we may restrict Purchase Payments into the Fixed Account whenever the current credited interest rate for the Fixed Account is equal to the minimum guaranteed rate specified in your Contract. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a

Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

PURCHASE PAYMENT CREDITS

For each Purchase Payment you make, we will add a credit to your Contract Value. For the initial Purchase Payment, and for any additional Purchase Payments made during the first Contract Year, we will determine the amount of the credit based on the greater age of the Contract Owner or the Annuitant at the time the Contract is issued. If the greater attained age is 69 or less, the credit is 5%. If the greater attained age is 70 through age 80, the credit is 4%. For additional Purchase Payments made subsequent to the first Contract Year, the amount of the credit will be determined by the greater attained age of the Contract Owner or the Annuitant at the time of such Purchase Payment. For those additional Purchase Payments, if the greater attained age is 69 or less, the credit is 5% and if the greater attained age is 70 through age 80, the credit is 4%.

We will apply the Purchase Payment Credit to the funding options in the same ratio as the applicable Purchase Payment.

We will deduct the Purchase Payment Credit associated with any Purchase Payment from any proceeds paid if:

     (a)  you return your Contract during the right to return period;

     (b) you (or the Annuitant, with no Contingent Annuitant surviving) die during the 12 months following the application of the Purchase Payment Credit; or

     (c) you surrender or terminate your Contract during the 12 months following the application of the Purchase Payment Credit.

When a Purchase Payment Credit is deducted from a refund amount as described above, the amount we return to you will include any investment gains on the credit. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT. Additionally, if a Purchase Payment Credit is deducted from a refund amount, no withdrawal charge will be assessed on that Purchase Payment Credit. We will not recapture Purchase Payment Credits from any partial withdrawal. The Code generally requires that interests in a Qualified Contract be nonforfeitable, and it is unclear whether a deduction of Purchase Payment Credits is consistent with those requirements. Please consult a tax advisor.

You should know that over time, particularly in a positive market, the costs associated with the Purchase Payment Credits may exceed the sum of the Purchase Payment Credits and related earnings. You should consider this possibility before purchasing the Contract.

Purchase Payment Credits may not be included in your Remaining Benefit Base under GMWB. Please refer to the description of GMWB for more information.

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of Variable Annuity Contracts.")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 800-842-9368 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
Contrafund(R) Portfolio            Seeks long-term capital            Fidelity Management & Research
                                   appreciation.                      Company
Dynamic Capital Appreciation       Seeks capital appreciation.        Fidelity Management & Research
  Portfolio+                                                          Company
Mid Cap Portfolio                  Seeks long-term growth of          Fidelity Management & Research
                                   capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES -- SERVICE
  SHARES
Global Life Sciences Portfolio+    Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
Global Technology Portfolio        Seeks long-term capital growth.    Janus Capital Management LLC
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index.           Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I             consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks capital appreciation and     Legg Mason Partners Fund Advisor,
  Social Awareness Portfolio       retention of net investment        LLC
                                   income.                            Subadviser: Legg Mason Investment
                                                                      Counsel, LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks to provide high current      Legg Mason Partners Fund Advisor,
  Adjustable Rate Income           income and to limit the degree of  LLC
  Portfolio                        fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
MET INVESTORS SERIES TRUST
BlackRock High Yield               Seeks to maximize total return,    Met Investors Advisory, LLC
  Portfolio -- Class A             consistent with income generation  Subadviser: BlackRock Financial
                                   and prudent investment             Management, Inc.
                                   management.
BlackRock Large Cap Core           Seeks long-term capital growth.    Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory, LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: ING Clarion Real
                                   securities, emphasizing both       Estate Securities, L.P.
                                   capital appreciation and current
                                   income.
Dreman Small Cap Value             Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Dreman Value
                                                                      Management, L.L.C.
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory, LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  A++                              capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Managed        Seeks high total return.           Met Investors Advisory, LLC
  Assets Portfolio -- Class A                                         Subadvisers: Batterymarch
                                                                      Financial Management, Inc.;
                                                                      Western Asset Management Company;
                                                                      ClearBridge Advisors, LLC; Legg
                                                                      Mason Global Asset Allocation,
                                                                      LLC
Lord Abbett Bond Debenture         Seeks high current income and the  Met Investors Advisory, LLC
  Portfolio -- Class A             opportunity for capital            Subadviser: Lord, Abbett & Co.
                                   appreciation to produce a high     LLC
                                   total return.
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
Lord Abbett Mid Cap Value          Seeks capital appreciation         Met Investors Advisory, LLC
  Portfolio -- Class B             through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B++                                              Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory, LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
Van Kampen Mid Cap Growth          Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Morgan Stanley
                                                                      Investment Management, Inc.
                                                                      (d/b/a Van Kampen)
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class A             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
BlackRock Money Market             Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class A             income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
Capital Guardian U.S. Equity       Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A+            capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
Davis Venture Value                Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class A                                                Subadviser: Davis Selected
                                                                      Advisers, L.P.
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B+            and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
T. Rowe Price Small Cap Growth     Seeks long-term capital growth.    MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: T. Rowe Price
                                                                      Associates, Inc.
Western Asset Management U.S.      Seeks to maximize total return     MetLife Advisers, LLC
  Government Portfolio -- Class A  consistent with preservation of    Subadviser: Western Asset
                                   capital and maintenance of         Management Company
                                   liquidity.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
Comstock Portfolio                 Seeks capital growth and income    Van Kampen Asset Management
                                   through investments in equity
                                   securities, including common
                                   stocks, preferred stocks and
                                   securities convertible into
                                   common and preferred stocks.
Enterprise Portfolio+              Seeks capital appreciation         Van Kampen Asset Management
                                   through investments in securities
                                   believed by the Portfolio's
                                   investment adviser to have above
                                   average potential for capital
                                   appreciation.


---------
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments and any associated Purchase Payment Credits are withdrawn before they have been in the Contract for nine years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment and any associated Purchase Payment Credits withdrawn as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                4 years               8%
         4 years                5 years               7%
         5 years                6 years               6%
         6 years                7 years               5%
         7 years                8 years               3%
         8 years                9 years               1%
        9+ years                                      0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a) any Purchase Payment and any associated Purchase Payment Credits to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment and any associated Purchase Payment Credits to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments and associated credits are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - in the form of lifetime Annuity Payments or Annuity Payments for a fixed period of at least five years

     -    under the Managed Distribution Program

     -    under the Nursing Home Confinement provision (as described in Appendix
          E)

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. We reserve the right to not permit the provision on a full surrender.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $40 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account, if it is available, or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $100,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is equal to 1.25% annually. If you choose the Enhanced Death Benefit, the M&E charge is equal to 1.45% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                4 years               8%
         4 years                5 years               7%
         5 years                6 years               6%
         6 years                7 years               5%
         7 years                8 years               3%
         8 years                9 years               1%
        9+ years                                      0%


Please refer to "Payment Options" for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Templeton Foreign Securities Fund, Janus Aspen Global Life Sciences Portfolio, Janus Aspen Global Technology Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, BlackRock High Yield Portfolio, Clarion Global Real Estate Portfolio, Dreman Small Cap Value Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, Third Avenue Small Cap Value Portfolio, Oppenheimer Global Equity Portfolio, and T. Rowe Price Small Cap Growth Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored

Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA Program funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the DCA Program period selected to the current funding options over the remainder of that DCA Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) and/or the Fixed Account from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. At purchase, you elect either the Standard Death Benefit, or the Enhanced Death Benefit (also referred to as the "Annual Step-Up"). We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or election of spousal or beneficiary contract continuation ("Death Report Date).

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT: We will pay the beneficiary an amount equal to the greater of (1) or (2) below, each reduced by any applicable premium tax not previously deducted:

     (1) your Contract Value, less any Purchase Payment Credits we applied within 12 months of the death or

     (2) the total Purchase Payments less the total amount of partial withdrawals you made under the Contract

ENHANCED DEATH BENEFIT: We will pay the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax not previously deducted:

     (1) your Contract Value, less any Purchase Payment Credits we applied within 12 months of the death

     (2) the total Purchase Payments less the total amount of partial withdrawals you made under the Contract or

     (3)  the "step-up value" as described below

STEP-UP VALUE. The step-up value will initially equal the initial Purchase Payment. When you make an additional Purchase Payment, we will increase the step-up value by the amount of that Purchase Payment. When you make a withdrawal, we will reduce the step-up value by a partial surrender reduction as described below. On each Contract anniversary before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value less any Purchase Payment Credits applied within the last 12 months is greater than the step-up value, we will reset the step-up value to equal that greater amount. We will not reduce the step-up value on these anniversary recalculations (provided no withdrawals or surrenders are made on that day). The only changes we will make to the step-up value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or withdrawals.

PARTIAL SURRENDER REDUCTION. If you make a withdrawal, we will reduce the step-up value by a partial surrender reduction which equals (1) the step-up value before the withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the withdrawal, less any Purchase Payment Credits applied within 12 months of the surrender.

For example, assume your current Contract Value is $55,000. If your current step-up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the step-up value as follows:

           50,000 x (10,000/55,000) = $9,090

Your new step-up value would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current step-up value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the step-up value as follows:

           50,000 x (10,000/30,000) = $16,666

Your new step-up value would be 50,000-16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1)200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2)your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/55,000) = $9,090

Your new modified Purchase Payment would be 50,000 -- 9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000 -- 16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NON-QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary(ies), or if    The beneficiary elects to      Yes
IS THE ANNUITANT)             none, to the surviving joint   continue the Contract rather
                              owner.                         than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS THE ANNUITANT)
The beneficiary (ies) or, if  The spouse elects to           Yes
  none, to the surviving      continue the Contract.
  joint owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary who may
                                                             elect to continue the
                                                             Contract.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   Unless, the beneficiary        Yes
CONTRACT OWNER)               none, to the Contract Owner.   elects to continue the
                              If the Contract Owner is not   Contract rather than receive
                              living, then to the joint      a lump sum distribution.
                              owner. If none, then to the
                              Contract Owner's estate.
                                                             But if there is a Contingent
                                                             Annuitant, then the
                                                             Contingent Annuitant becomes
                                                             the Annuitant and the
                                                             Contract continues in effect
                                                             (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A   The beneficiary (ies) or if                                   Yes (Death of
NONNATURAL ENTITY/TRUST)      none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
--------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         Yes
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)

--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------

                               QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. For Qualified Contracts, if mandatory distributions have begun at the Annuitant's death, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. Any Purchase Payment and associated credits made before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments and any associated credits made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. Your initial RBB does not include Purchase Payment Credits. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment, not including any Purchase Payment Credits. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal minus any Purchase Payment Credits applied within 12 months of withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal minus any Purchase Payment Credits applied within 12 months of withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties, but does reflect a 5.00% Purchase Payment Credit (see "The Annuity Contract -- Purchase Payment Credits"). Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $105,000        $100,000               $5,000         $105,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $115,500        $100,000               $5,000          $94,500        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/115,500) =    90,000/100,000)] =               10,000/94,500) =     89,418/100,000)] =
(PWR)                           $8,658                 $500                           $10,582                $529
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $10,582
OF THE
WITHDRAWAL                  (10,000>8,658)                                        (10,582>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $10,582                $529
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $105,500         $90,000               $4,500          $84,500         $89,418               $4,471
-------------------------------------------------------------------------------------------------------------------------

                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $105,000        $100,000               $5,000         $105,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $115,500        $100,000               $5,000          $94,500        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $91,342               $4,567                          $89,417               $4,471
AFTER
WITHDRAWAL                [100,000 - (100,000         [(5,000                   [100,000 - (100,000        [5,000 x
               $105,500    x10,000/115,500)]     x91,342/100,000)]    $84,500    x10,000/94,500)]      (89,417/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $8,658                 $433           $10,000         $10,583                $529
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value, minus any Purchase Payment Credits received within 12 months before the date you reset. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us).

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")


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VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form

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satisfactory to the Company. Any election made during the lifetime of the
Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

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RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) minus any Purchase Payment Credits within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable

Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment minus any Purchase Payment Credits in full; during the remainder of the right to return period, we will refund the Contract Value (including charges) minus any Purchase Payment Credits.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT DURING THE RIGHT TO RETURN PERIOD, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT.

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value (less any Purchase Payment Credits applied within 12 months of termination) less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

--------------------------------------------------------------------------------

The Company sponsors Fund BD III and Fund BD IV. When we refer to the Separate Account, we are referring to Fund BD III, except where the Contract was originally issued by MLACC, in which case, we are referring to Fund BD IV. (See "The Insurance Company" .) Both Fund BD III and Fund BD IV were established on March 27, 1997 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging Fund BD III and Fund BD IV with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.


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TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has not been submitted to the IRS for approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.


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MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon
the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.


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TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.


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

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and

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

institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through Fund BD IV, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including Fund BD IV and its assets. Pursuant to the merger, therefore, Fund BD IV became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account Fund BD IV are located in the Statement of Additional Information.

The financial statements for the Separate Account Fund BD III are attached.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for services it provides in marketing the Funds' shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds that may be offered under the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.


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

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.


                                       57

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

                                   APPENDIX A

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

              FOR METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are attached. The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

           PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT CHARGES 1.40%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.081          1.159                 --
                                                       2006      1.000          1.081            458,007

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.816          0.857                 --
                                                       2005      0.783          0.816            689,725
                                                       2004      0.751          0.783            835,150
                                                       2003      0.609          0.751            895,510
                                                       2002      0.885          0.609            994,353
                                                       2001      1.000          0.885            421,659

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.756          0.741                 --
                                                       2005      0.668          0.756            889,375
                                                       2004      0.625          0.668          1,057,694
                                                       2003      0.514          0.625          1,190,268
                                                       2002      0.753          0.514          1,278,582
                                                       2001      0.925          0.753            892,135
                                                       2000      1.127          0.925             96,323

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.478          1.674            826,161
                                                       2006      1.245          1.478            722,596
                                                       2005      1.106          1.245            813,522
                                                       2004      0.989          1.106            820,524
                                                       2003      0.741          0.989            734,396
                                                       2002      0.880          0.741            699,143
                                                       2001      1.041          0.880            358,085
                                                       2000      1.301          1.041              4,990
                                                       1999      1.087          1.301                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (12/99)............................................  2007      1.366          1.514          1,288,648
                                                       2006      1.257          1.366          1,550,556
                                                       2005      1.097          1.257          1,757,373
                                                       2004      0.989          1.097          1,620,395
                                                       2003      0.733          0.989          1,423,815
                                                       2002      0.984          0.733            997,632
                                                       2001      1.220          0.984            537,903
                                                       2000      1.184          1.220            112,468
                                                       1999      1.060          1.184                 --

  American Funds Growth-Income Subaccount (Class 2)
  (3/00).............................................  2007      1.507          1.560          1,593,425
                                                       2006      1.326          1.507          1,467,842
                                                       2005      1.271          1.326          1,352,898
                                                       2004      1.167          1.271          1,515,560
                                                       2003      0.894          1.167          1,322,363
                                                       2002      1.110          0.894            697,242
                                                       2001      1.098          1.110            343,429
                                                       2000      1.051          1.098                 --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.676          0.670                 --
                                                       2005      0.580          0.676          1,156,794
                                                       2004      0.492          0.580          1,259,417
                                                       2003      0.400          0.492          1,688,768
                                                       2002      0.541          0.400          1,612,958
                                                       2001      0.742          0.541          1,770,037
                                                       2000      1.000          0.742            189,085

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2007      1.664          1.744                 --
                                                       2006      1.273          1.664             66,586
                                                       2005      1.009          1.273             69,096
                                                       2004      0.819          1.009             71,547
                                                       2003      0.581          0.819             70,125
                                                       2002      0.667          0.581             23,079
                                                       2001      0.748          0.667            246,451
                                                       2000      1.000          0.748                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/00).............................................  2006      2.347          3.069                 --
                                                       2005      2.221          2.347            576,119
                                                       2004      1.714          2.221            585,483
                                                       2003      1.297          1.714            586,611
                                                       2002      1.258          1.297            542,919
                                                       2001      1.173          1.258            169,706
                                                       2000      1.000          1.173              7,111

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2007      1.050          1.109            348,659
                                                       2006      0.914          1.050            475,667
                                                       2005      0.888          0.914            533,163
                                                       2004      0.857          0.888            580,657
                                                       2003      0.717          0.857            659,588
                                                       2002      0.873          0.717            537,694
                                                       2001      0.977          0.873            175,799
                                                       2000      1.000          0.977              6,817

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2007      1.160          1.017            868,410
                                                       2006      1.133          1.160            981,664
                                                       2005      1.086          1.133          1,060,735
                                                       2004      0.989          1.086          1,242,192
                                                       2003      0.762          0.989          1,336,406
                                                       2002      0.955          0.762          1,207,213
                                                       2001      1.032          0.955            472,852
                                                       2000      1.000          1.032                 --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.315          1.431                 --
                                                       2005      1.210          1.315             38,446
                                                       2004      1.074          1.210             54,657
                                                       2003      1.000          1.074              1,000

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.312          1.463                 --
                                                       2005      1.208          1.312             14,119
                                                       2004      1.068          1.208             11,133
                                                       2003      1.000          1.068              1,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00).............................................  2007      1.288          1.490          1,168,221
                                                       2006      1.172          1.288          1,243,120
                                                       2005      1.019          1.172          1,311,850
                                                       2004      0.897          1.019          1,376,127
                                                       2003      0.710          0.897          1,573,114
                                                       2002      0.796          0.710          1,486,472
                                                       2001      0.922          0.796            869,188
                                                       2000      1.000          0.922            180,188

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (5/01)...........................  2007      1.263          1.330             47,788
                                                       2006      1.126          1.263            106,915
                                                       2005      0.946          1.126            103,844
                                                       2004      0.947          0.946            103,057
                                                       2003      0.769          0.947            103,711
                                                       2002      0.843          0.769             78,854
                                                       2001      1.000          0.843                 --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.972          2.243            573,503
                                                       2006      1.779          1.972            592,553
                                                       2005      1.529          1.779            576,226
                                                       2004      1.244          1.529            449,306
                                                       2003      0.912          1.244            393,509
                                                       2002      1.028          0.912            397,241
                                                       2001      1.000          1.028            107,418

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.262          1.474                 --
                                                       2005      1.158          1.262            546,575
                                                       2004      1.043          1.158            646,673
                                                       2003      0.845          1.043            457,584
                                                       2002      1.000          0.845            119,273

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.826          3.589            223,521
                                                       2006      2.238          2.826            219,867
                                                       2005      1.781          2.238            158,202
                                                       2004      1.448          1.781             54,824
                                                       2003      1.000          1.448              1,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (4/00)...................................  2007      1.408          1.603            578,296
                                                       2006      1.176          1.408            491,487
                                                       2005      1.082          1.176            517,884
                                                       2004      0.926          1.082            322,771
                                                       2003      0.710          0.926            249,365
                                                       2002      0.884          0.710            169,930
                                                       2001      1.068          0.884             49,286
                                                       2000      1.082          1.068                 --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.267          1.522                 --
                                                       2005      1.180          1.267            344,861
                                                       2004      1.032          1.180            238,864
                                                       2003      0.792          1.032            107,706
                                                       2002      1.000          0.792              1,558

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.069          1.094                 --
                                                       2005      1.070          1.069             27,511
                                                       2004      1.000          1.070             12,731

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.066          1.102                 --
                                                       2005      1.004          1.066          1,690,499
                                                       2004      0.941          1.004          1,915,626
                                                       2003      0.839          0.941          2,255,765
                                                       2002      0.911          0.839          2,455,936
                                                       2001      0.972          0.911          1,563,586
                                                       2000      1.000          0.972            493,338

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2007      1.053          1.264            318,273
                                                       2006      1.004          1.053            319,907
                                                       2005      0.907          1.004            352,715
                                                       2004      0.805          0.907            414,066
                                                       2003      0.647          0.805            486,503
                                                       2002      0.931          0.647            327,504
                                                       2001      1.135          0.931            179,330
                                                       2000      1.000          1.135                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2007      0.405          0.486            530,928
                                                       2006      0.381          0.405            567,589
                                                       2005      0.346          0.381            659,484
                                                       2004      0.349          0.346            819,133
                                                       2003      0.242          0.349            922,256
                                                       2002      0.415          0.242            947,203
                                                       2001      0.672          0.415            631,575
                                                       2000      1.000          0.672             30,577

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.679          0.732            534,240
                                                       2006      0.584          0.679            592,680
                                                       2005      0.561          0.584            642,087
                                                       2004      0.544          0.561            770,248
                                                       2003      0.446          0.544            915,111
                                                       2002      0.609          0.446          1,080,320
                                                       2001      0.798          0.609            919,187
                                                       2000      1.000          0.798            381,642

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.552          1.745                 --
                                                       2005      1.513          1.552             11,233
                                                       2004      1.336          1.513              6,516
                                                       2003      1.000          1.336              1,000

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.527          1.475          1,152,421

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.249          1.295            493,014

  LMPVET Equity Index Subaccount (Class II) (2/01)...  2007      1.005          1.040          1,701,666
                                                       2006      0.885          1.005          1,580,311
                                                       2005      0.861          0.885          1,763,552
                                                       2004      0.792          0.861          1,872,075
                                                       2003      0.629          0.792          1,945,736
                                                       2002      0.822          0.629          1,408,585
                                                       2001      0.951          0.822          1,012,410

  LMPVET Fundamental Value Subaccount (Class I)
  (4/00).............................................  2007      1.632          1.565          1,829,322

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (5/01).......  2007      1.438          1.473          1,302,028
                                                       2006      1.233          1.438          1,169,729
                                                       2005      1.174          1.233          1,327,979
                                                       2004      1.078          1.174          1,484,092
                                                       2003      0.826          1.078          1,479,023
                                                       2002      1.089          0.826          1,316,924
                                                       2001      1.152          1.089            505,781

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.022          1.024            426,257

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/01).............................................  2007      1.577          1.711            399,340
                                                       2006      1.419          1.577            281,974
                                                       2005      1.371          1.419            317,776
                                                       2004      1.208          1.371            305,465
                                                       2003      0.823          1.208            348,334
                                                       2002      1.278          0.823            374,428
                                                       2001      1.397          1.278            166,046

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.184          1.295             22,838
                                                       2006      1.115          1.184             21,004
                                                       2005      1.083          1.115             25,877
                                                       2004      1.000          1.083             23,686

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.033          1.033            108,722
                                                       2006      1.006          1.033            117,416
                                                       2005      0.997          1.006             73,496
                                                       2004      0.999          0.997             55,729
                                                       2003      1.000          0.999              1,000

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (4/01).........  2007      1.564          1.642                 --
                                                       2006      1.343          1.564          1,411,841
                                                       2005      1.309          1.343          1,491,826
                                                       2004      1.225          1.309          1,743,085
                                                       2003      0.894          1.225          1,680,295
                                                       2002      1.209          0.894          1,672,013
                                                       2001      1.204          1.209            894,987

  LMPVPI Large Cap Growth Subaccount (Class I)
  (5/02).............................................  2007      1.205          1.257                 --
                                                       2006      1.173          1.205             28,470
                                                       2005      1.130          1.173             24,656
                                                       2004      1.140          1.130             64,596
                                                       2003      0.800          1.140             63,373
                                                       2002      1.000          0.800             20,665

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/02).............................................  2007      1.337          1.385                 --
                                                       2006      1.220          1.337            125,786
                                                       2005      1.126          1.220             98,050
                                                       2004      1.047          1.126            114,646
                                                       2003      0.758          1.047             75,568
                                                       2002      1.000          0.758             18,468

  LMPVPII Growth and Income Subaccount (Class I)
  (5/02).............................................  2007      1.243          1.300                 --
                                                       2006      1.122          1.243             47,733
                                                       2005      1.098          1.122             48,490
                                                       2004      1.027          1.098             48,617
                                                       2003      0.800          1.027             51,399
                                                       2002      1.000          0.800              8,717

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.628          1.693                 --
                                                       2006      1.408          1.628            151,685
                                                       2005      1.382          1.408            111,507
                                                       2004      1.244          1.382             84,102
                                                       2003      1.000          1.244             17,546

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.820          2.007                 --
                                                       2006      1.644          1.820            123,865
                                                       2005      1.541          1.644            120,350
                                                       2004      1.260          1.541             41,464
                                                       2003      1.000          1.260              5,686

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.104          1.140                 --
                                                       2005      1.078          1.104            178,420
                                                       2004      1.000          1.078            129,391

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.465          1.532            419,520
                                                       2006      1.537          1.465            416,263

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2007      1.384          1.402            667,918
                                                       2006      1.311          1.384            739,949

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.014          1.064                 --
                                                       2006      0.956          1.014            252,737

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.055          1.064            198,008

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.360          1.328             10,389
                                                       2006      1.274          1.360                 --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.168          1.142            492,623
                                                       2006      1.058          1.168            414,286

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      0.688          0.884          1,248,240
                                                       2006      0.670          0.688          1,215,285

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.289          1.144             18,932

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.206          1.265            189,522
                                                       2006      1.140          1.206            165,530

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.332          1.404            659,069
                                                       2006      1.270          1.332            771,153

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.079          1.106            634,816
                                                       2006      1.001          1.079            503,264

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.073          1.065            261,254
                                                       2006      1.002          1.073             14,956

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.982          1.083            253,330
                                                       2006      0.992          0.982            301,961

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.302          1.430             33,848
                                                       2006      1.310          1.302             11,990

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      1.733          2.187            112,820

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.518          1.596            204,392

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.410          1.496             58,405
                                                       2006      1.274          1.410             81,484

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.222          1.026          1,095,236
                                                       2006      1.003          1.222          1,264,844

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.153          1.223            562,282

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.593          1.650              2,301
                                                       2006      1.480          1.593             14,375

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.180          1.304                 --
                                                       2006      1.120          1.180                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.471          1.547            517,980
                                                       2006      1.419          1.471            430,588

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.030          0.985          1,877,755
                                                       2006      1.003          1.030             98,467

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.595          0.707          1,169,859
                                                       2006      0.609          0.595          1,385,443

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.284          1.346          1,728,116
                                                       2006      1.235          1.284          2,017,910

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.201          1.245         16,783,819
                                                       2006      1.174          1.201          2,432,710

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      0.786          0.745            438,546

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.853          0.875          1,097,956
                                                       2006      0.841          0.853          1,227,158

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.380          1.417          1,934,887
                                                       2006      1.344          1.380          2,296,388

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.062          1.081             11,223
                                                       2006      1.002          1.062                 --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.044          1.087                 --
                                                       2006      1.001          1.044                 --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.051          1.086             43,678
                                                       2006      1.002          1.051                 --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.086             92,783
                                                       2006      1.002          1.056             71,218

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.061          1.086                 --
                                                       2006      1.002          1.061                 --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.506          1.547          4,688,598
                                                       2006      1.407          1.506          5,144,852

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.052          1.103            546,113
                                                       2006      0.996          1.052            593,295

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.152            620,010
                                                       2006      0.998          1.070            657,592

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.163          1.209                 --
                                                       2006      1.094          1.163             50,035

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06)........................  2007      1.082          1.115             76,416
                                                       2006      1.044          1.082             14,766

Money Market Portfolio
  Money Market Subaccount (2/98).....................  2006      1.162          1.174                 --
                                                       2005      1.146          1.162          1,943,467
                                                       2004      1.150          1.146          1,934,132
                                                       2003      1.157          1.150          2,696,830
                                                       2002      1.158          1.157          3,968,056
                                                       2001      1.131          1.158          3,881,543
                                                       2000      1.080          1.131            293,012

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.120          1.184                 --
                                                       2005      1.074          1.120                 --
                                                       2004      1.000          1.074              2,000

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.125          1.148                 --
                                                       2006      1.133          1.125            390,124
                                                       2005      1.125          1.133            366,843
                                                       2004      1.048          1.125            235,306
                                                       2003      1.000          1.048             29,952

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.255          1.346          3,149,976
                                                       2006      1.226          1.255          3,972,302
                                                       2005      1.213          1.226          4,364,209
                                                       2004      1.173          1.213          6,033,661
                                                       2003      1.132          1.173          6,603,100
                                                       2002      1.053          1.132          5,715,152
                                                       2001      1.000          1.053          1,027,250

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      0.895          0.974             74,699
                                                       2006      0.817          0.895            258,094
                                                       2005      0.773          0.817            263,361
                                                       2004      0.728          0.773            303,680
                                                       2003      0.560          0.728            322,550
                                                       2002      0.806          0.560            354,885
                                                       2001      1.000          0.806             90,017

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.408          1.526                 --
                                                       2006      1.118          1.408            236,400
                                                       2005      1.011          1.118            227,235
                                                       2004      0.882          1.011            177,298
                                                       2003      0.696          0.882            174,431
                                                       2002      0.857          0.696            120,823
                                                       2001      1.000          0.857            172,126

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.967          2.102                 --
                                                       2006      1.701          1.967          1,100,216
                                                       2005      1.611          1.701          1,174,869
                                                       2004      1.295          1.611          1,251,913
                                                       2003      0.877          1.295          1,304,358
                                                       2002      1.088          0.877          1,111,270
                                                       2001      1.000          1.088            218,519

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.931          0.992                 --
                                                       2005      0.869          0.931            332,768
                                                       2004      0.827          0.869            463,100
                                                       2003      0.649          0.827            436,166
                                                       2002      0.864          0.649            153,676
                                                       2001      1.000          0.864             53,578

  Travelers Convertible Securities Subaccount
  (5/00).............................................  2006      1.190          1.270                 --
                                                       2005      1.203          1.190            951,186
                                                       2004      1.148          1.203          1,104,384
                                                       2003      0.922          1.148          1,173,473
                                                       2002      1.005          0.922            869,622
                                                       2001      1.028          1.005            836,858
                                                       2000      1.000          1.028             70,310

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.406          1.537                 --
                                                       2005      1.268          1.406            461,853
                                                       2004      1.104          1.268            520,514
                                                       2003      0.837          1.104            521,073
                                                       2002      0.991          0.837            609,372
                                                       2001      1.047          0.991            213,661
                                                       2000      1.000          1.047                 --

  Travelers Equity Income Subaccount (4/00)..........  2006      1.278          1.344                 --
                                                       2005      1.240          1.278          2,764,524
                                                       2004      1.145          1.240          3,118,779
                                                       2003      0.885          1.145          3,246,588
                                                       2002      1.043          0.885          2,913,402
                                                       2001      1.133          1.043          1,567,212
                                                       2000      1.052          1.133            197,368

  Travelers Federated High Yield Subaccount (5/00)...  2006      1.278          1.311                 --
                                                       2005      1.263          1.278            867,177
                                                       2004      1.161          1.263          1,384,768
                                                       2003      0.962          1.161          1,434,675
                                                       2002      0.940          0.962            714,245
                                                       2001      0.935          0.940             76,897
                                                       2000      1.000          0.935                 --

  Travelers Federated Stock Subaccount (5/00)........  2006      1.189          1.232                 --
                                                       2005      1.145          1.189            222,943
                                                       2004      1.050          1.145            322,323
                                                       2003      0.834          1.050            350,988
                                                       2002      1.049          0.834            384,838
                                                       2001      1.046          1.049            543,886
                                                       2000      1.000          1.046                 --

  Travelers Large Cap Subaccount (11/99).............  2006      0.815          0.841                 --
                                                       2005      0.761          0.815            281,674
                                                       2004      0.724          0.761            335,600
                                                       2003      0.589          0.724            350,858
                                                       2002      0.774          0.589            292,511
                                                       2001      0.949          0.774            201,210
                                                       2000      1.126          0.949             72,389

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.078          1.148                 --
                                                       2005      1.000          1.078                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (8/05)..................................  2006      1.032          1.037                 --
                                                       2005      1.022          1.032                 --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.047          1.085                 --
                                                       2005      1.002          1.047                 --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.066          1.113                 --
                                                       2005      1.000          1.066                 --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (5/05).....................  2006      1.039          1.060                 --
                                                       2005      1.000          1.039                 --

  Travelers Mercury Large Cap Core Subaccount
  (8/00).............................................  2006      0.900          0.956                 --
                                                       2005      0.815          0.900            288,511
                                                       2004      0.713          0.815            357,722
                                                       2003      0.597          0.713            361,013
                                                       2002      0.808          0.597            331,234
                                                       2001      1.057          0.808            253,154
                                                       2000      1.135          1.057              8,995

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      0.575          0.609                 --
                                                       2005      0.566          0.575          1,435,861
                                                       2004      0.503          0.566            853,578
                                                       2003      0.372          0.503            874,458
                                                       2002      0.737          0.372            765,147
                                                       2001      0.980          0.737            619,700
                                                       2000      1.000          0.980             15,819

  Travelers MFS(R) Total Return Subaccount (6/00)....  2006      1.362          1.407                 --
                                                       2005      1.342          1.362          4,565,755
                                                       2004      1.221          1.342          5,170,815
                                                       2003      1.062          1.221          5,160,068
                                                       2002      1.137          1.062          3,995,198
                                                       2001      1.153          1.137          1,997,966
                                                       2000      1.003          1.153             99,711

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.178          1.274                 --
                                                       2005      1.122          1.178             92,575
                                                       2004      1.000          1.122             25,036

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      0.921          1.058                 --
                                                       2005      0.853          0.921            461,470
                                                       2004      0.747          0.853            422,641
                                                       2003      0.589          0.747            432,727
                                                       2002      0.686          0.589            289,734
                                                       2001      0.943          0.686            286,652
                                                       2000      1.000          0.943                 --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.394          1.480                 --
                                                       2005      1.334          1.394             12,988
                                                       2004      1.217          1.334                 --
                                                       2003      1.000          1.217              1,000

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.063          1.120                 --
                                                       2005      1.020          1.063                 --

  Travelers Pioneer Strategic Income Subaccount
  (5/00).............................................  2006      1.404          1.419                 --
                                                       2005      1.373          1.404            415,323
                                                       2004      1.255          1.373            377,848
                                                       2003      1.065          1.255            133,615
                                                       2002      1.020          1.065            134,078
                                                       2001      0.992          1.020            499,291
                                                       2000      1.000          0.992              7,948

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.245          1.235                 --
                                                       2005      1.243          1.245          2,359,889
                                                       2004      1.220          1.243          3,062,300
                                                       2003      1.156          1.220          3,360,059
                                                       2002      1.108          1.156          3,173,200
                                                       2001      1.049          1.108          2,094,699
                                                       2000      1.000          1.049            137,637

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.741          0.774                 --
                                                       2005      0.737          0.741          1,288,013
                                                       2004      0.678          0.737          1,601,573
                                                       2003      0.519          0.678          1,832,344
                                                       2002      0.792          0.519          1,656,273
                                                       2001      0.927          0.792          1,087,180
                                                       2000      1.000          0.927             50,352

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.137          1.310                 --
                                                       2005      1.000          1.137                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.110          1.274                 --
                                                       2005      0.987          1.110                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.083          1.044                 --
                                                       2005      1.052          1.083             50,659
                                                       2004      1.000          1.052             64,098

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2007      1.273          1.226            482,138
                                                       2006      1.113          1.273            534,920
                                                       2005      1.084          1.113            526,153
                                                       2004      0.936          1.084            496,072
                                                       2003      0.726          0.936            457,049
                                                       2002      0.914          0.726            352,819
                                                       2001      1.000          0.914            167,638

  Van Kampen LIT Enterprise Subaccount (Class II)
  (5/01).............................................  2007      0.896          0.994             70,396
                                                       2006      0.851          0.896             77,777
                                                       2005      0.800          0.851                721
                                                       2004      0.782          0.800                796
                                                       2003      0.631          0.782              7,547
                                                       2002      0.908          0.631              4,269
                                                       2001      1.000          0.908                 --




           PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT CHARGES 2.30%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.075          1.148               --
                                                       2006      1.000          1.075               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.084          1.136               --
                                                       2005      1.050          1.084               --
                                                       2004      1.000          1.050               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.188          1.154               --
                                                       2005      1.059          1.188               --
                                                       2004      1.000          1.059               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.461          1.640           44,721
                                                       2006      1.241          1.461           56,920
                                                       2005      1.113          1.241           57,308
                                                       2004      1.000          1.113               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (12/99)............................................  2007      1.329          1.459           40,593
                                                       2006      1.233          1.329           56,333
                                                       2005      1.086          1.233           40,949
                                                       2004      1.000          1.086               --

  American Funds Growth-Income Subaccount (Class 2)
  (3/00).............................................  2007      1.240          1.273           53,166
                                                       2006      1.102          1.240           69,798
                                                       2005      1.065          1.102           41,477
                                                       2004      1.000          1.065               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.351          1.334               --
                                                       2005      1.170          1.351               --
                                                       2004      1.000          1.170               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2007      2.084          2.179               --
                                                       2006      1.609          2.084               --
                                                       2005      1.287          1.609               --
                                                       2004      1.000          1.287               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/00).............................................  2006      1.349          1.749               --
                                                       2005      1.288          1.349            8,790
                                                       2004      1.000          1.288               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2007      1.188          1.243               --
                                                       2006      1.043          1.188               --
                                                       2005      1.023          1.043               --
                                                       2004      1.000          1.023               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2007      1.147          0.997               --
                                                       2006      1.131          1.147               --
                                                       2005      1.094          1.131               --
                                                       2004      1.000          1.094               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.203          1.305               --
                                                       2005      1.117          1.203               --
                                                       2004      1.000          1.117               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.205          1.340               --
                                                       2005      1.120          1.205               --
                                                       2004      1.000          1.120               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00).............................................  2007      1.375          1.576               --
                                                       2006      1.262          1.375               --
                                                       2005      1.107          1.262               --
                                                       2004      1.000          1.107               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (5/01)...........................  2007      1.365          1.423               --
                                                       2006      1.227          1.365               --
                                                       2005      1.040          1.227               --
                                                       2004      1.000          1.040               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.555          1.753              932
                                                       2006      1.416          1.555           10,241
                                                       2005      1.227          1.416           10,559
                                                       2004      1.000          1.227               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.189          1.376               --
                                                       2005      1.100          1.189           10,294
                                                       2004      1.000          1.100               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.967          2.476           21,604
                                                       2006      1.572          1.967           21,607
                                                       2005      1.262          1.572           21,611
                                                       2004      1.000          1.262               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (4/00)...................................  2007      1.478          1.667           26,436
                                                       2006      1.245          1.478           36,849
                                                       2005      1.156          1.245           37,211
                                                       2004      1.000          1.156               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.191          1.418               --
                                                       2005      1.120          1.191               --
                                                       2004      1.000          1.120               --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.066          1.087               --
                                                       2005      1.076          1.066               --
                                                       2004      1.000          1.076               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.124          1.159               --
                                                       2005      1.069          1.124               --
                                                       2004      1.000          1.069               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2007      1.185          1.410               --
                                                       2006      1.141          1.185               --
                                                       2005      1.039          1.141               --
                                                       2004      1.000          1.039               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2007      1.210          1.438               --
                                                       2006      1.148          1.210               --
                                                       2005      1.053          1.148               --
                                                       2004      1.000          1.053               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.293          1.382               --
                                                       2006      1.122          1.293               --
                                                       2005      1.087          1.122               --
                                                       2004      1.000          1.087               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.145          1.277               --
                                                       2005      1.126          1.145               --
                                                       2004      1.000          1.126               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.279          1.227           36,306

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.243          1.280               --

  LMPVET Equity Index Subaccount (Class II) (2/01)...  2007      1.227          1.258               --
                                                       2006      1.090          1.227               --
                                                       2005      1.070          1.090               --
                                                       2004      1.000          1.070               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/00).............................................  2007      1.284          1.224               --

  LMPVET Investors Subaccount (Class I) (5/01).......  2007      1.299          1.319               --
                                                       2006      1.124          1.299               --
                                                       2005      1.080          1.124               --
                                                       2004      1.000          1.080               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.075          1.071               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/01).............................................  2007      1.318          1.417           16,972
                                                       2006      1.196          1.318               --
                                                       2005      1.166          1.196               --
                                                       2004      1.000          1.166               --

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.155          1.252               --
                                                       2006      1.097          1.155               --
                                                       2005      1.076          1.097               --
                                                       2004      1.000          1.076               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.016          1.006           15,370
                                                       2006      0.998          1.016           15,377
                                                       2005      0.998          0.998           15,385
                                                       2004      1.000          0.998               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (4/01).........  2007      1.241          1.299               --
                                                       2006      1.075          1.241               --
                                                       2005      1.057          1.075               --
                                                       2004      1.000          1.057               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (5/02).............................................  2007      1.038          1.079               --
                                                       2006      1.019          1.038               --
                                                       2005      0.991          1.019               --
                                                       2004      1.000          0.991               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/02).............................................  2007      1.229          1.270               --
                                                       2006      1.133          1.229               --
                                                       2005      1.055          1.133               --
                                                       2004      1.000          1.055               --

  LMPVPII Growth and Income Subaccount (Class I)
  (5/02).............................................  2007      1.186          1.236               --
                                                       2006      1.079          1.186               --
                                                       2005      1.066          1.079               --
                                                       2004      1.000          1.066               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.272          1.319               --
                                                       2006      1.110          1.272           18,078
                                                       2005      1.100          1.110           10,841
                                                       2004      1.000          1.100               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.347          1.481               --
                                                       2006      1.228          1.347           27,623
                                                       2005      1.161          1.228           27,966
                                                       2004      1.000          1.161               --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.088          1.120               --
                                                       2005      1.072          1.088               --
                                                       2004      1.000          1.072               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.270          1.316               --
                                                       2006      1.340          1.270               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.160          1.165               --
                                                       2006      1.106          1.160               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.375          1.438               --
                                                       2006      1.304          1.375               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.426          1.430               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.340          1.296               --
                                                       2006      1.263          1.340               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.541          1.493               --
                                                       2006      1.405          1.541               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.361          1.735               --
                                                       2006      1.334          1.361               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.267          1.117               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.178          1.224               --
                                                       2006      1.120          1.178               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.134          1.184               --
                                                       2006      1.087          1.134               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.073          1.090               --
                                                       2006      1.001          1.073               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.049           22,291
                                                       2006      1.002          1.067               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.171          1.281               --
                                                       2006      1.191          1.171               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.283          1.397               --
                                                       2006      1.299          1.283               --

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.165          2.715               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.705          1.782               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.390          1.462               --
                                                       2006      1.264          1.390               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.011           21,224
                                                       2006      1.003          1.214           21,224

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.071          1.129           20,164

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.283          1.317           17,817
                                                       2006      1.199          1.283           17,817

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.163          1.281               --
                                                       2006      1.110          1.163               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.162          1.211               --
                                                       2006      1.127          1.162               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.970           23,063
                                                       2006      1.003          1.024               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.109          1.305               --
                                                       2006      1.142          1.109               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.048          1.088               --
                                                       2006      1.013          1.048               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.024          1.052               --
                                                       2006      1.006          1.024               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.199          1.130               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.156          1.174               --
                                                       2006      1.145          1.156               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.205          1.225               --
                                                       2006      1.180          1.205               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.065               --
                                                       2006      1.002          1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071           61,646
                                                       2006      1.001          1.038           61,676

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.070               --
                                                       2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.070           21,493
                                                       2006      1.002          1.050           21,530

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.070               --
                                                       2006      1.002          1.054               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.208          1.230               --
                                                       2006      1.136          1.208               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.046          1.086               --
                                                       2006      0.996          1.046               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.135               --
                                                       2006      0.998          1.064               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.149          1.191               --
                                                       2006      1.087          1.149               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.084          1.107               --
                                                       2006      1.052          1.084               --

Money Market Portfolio
  Money Market Subaccount (2/98).....................  2006      1.000          1.006               --
                                                       2005      0.994          1.000               --
                                                       2004      1.000          0.994               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.099          1.158               --
                                                       2005      1.063          1.099               --
                                                       2004      1.000          1.063               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.048          1.067               --
                                                       2006      1.065          1.048           31,505
                                                       2005      1.068          1.065           23,901
                                                       2004      1.000          1.068               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.061          1.128           20,443
                                                       2006      1.046          1.061           31,802
                                                       2005      1.045          1.046           24,113
                                                       2004      1.000          1.045               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.214          1.309               --
                                                       2006      1.118          1.214               --
                                                       2005      1.067          1.118               --
                                                       2004      1.000          1.067               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.587          1.714               --
                                                       2006      1.271          1.587               --
                                                       2005      1.159          1.271               --
                                                       2004      1.000          1.159               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.431          1.525               --
                                                       2006      1.248          1.431           16,396
                                                       2005      1.193          1.248           16,399
                                                       2004      1.000          1.193               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.121          1.191               --
                                                       2005      1.055          1.121               --
                                                       2004      1.000          1.055               --

  Travelers Convertible Securities Subaccount
  (5/00).............................................  2006      1.023          1.087               --
                                                       2005      1.043          1.023               --
                                                       2004      1.000          1.043               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.230          1.340               --
                                                       2005      1.119          1.230               --
                                                       2004      1.000          1.119               --

  Travelers Equity Income Subaccount (4/00)..........  2006      1.126          1.180               --
                                                       2005      1.102          1.126               --
                                                       2004      1.000          1.102               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (5/00)...  2006      1.081          1.106               --
                                                       2005      1.079          1.081               --
                                                       2004      1.000          1.079               --

  Travelers Federated Stock Subaccount (5/00)........  2006      1.111          1.148               --
                                                       2005      1.080          1.111               --
                                                       2004      1.000          1.080               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.114          1.145               --
                                                       2005      1.049          1.114               --
                                                       2004      1.000          1.049               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.073          1.138               --
                                                       2005      1.000          1.073               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (8/05)..................................  2006      1.026          1.028               --
                                                       2005      1.020          1.026           60,113

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.042          1.076               --
                                                       2005      1.002          1.042           20,075

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.060          1.103               --
                                                       2005      1.000          1.060               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (5/05).....................  2006      1.033          1.051               --
                                                       2005      1.000          1.033               --

  Travelers Mercury Large Cap Core Subaccount
  (8/00).............................................  2006      1.231          1.304               --
                                                       2005      1.124          1.231               --
                                                       2004      1.000          1.124               --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.081          1.142               --
                                                       2005      1.074          1.081               --
                                                       2004      1.000          1.074               --

  Travelers MFS(R) Total Return Subaccount (6/00)....  2006      1.103          1.136               --
                                                       2005      1.096          1.103               --
                                                       2004      1.000          1.096               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.172          1.264               --
                                                       2005      1.127          1.172               --
                                                       2004      1.000          1.127               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.226          1.405               --
                                                       2005      1.145          1.226               --
                                                       2004      1.000          1.145               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.133          1.199               --
                                                       2005      1.093          1.133           10,627
                                                       2004      1.000          1.093               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.058          1.110               --
                                                       2005      1.019          1.058               --

  Travelers Pioneer Strategic Income Subaccount
  (5/00).............................................  2006      1.119          1.127               --
                                                       2005      1.104          1.119               --
                                                       2004      1.000          1.104               --

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.025          1.013               --
                                                       2005      1.032          1.025               --
                                                       2004      1.000          1.032               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.095          1.140               --
                                                       2005      1.098          1.095               --
                                                       2004      1.000          1.098               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.131          1.299               --
                                                       2005      1.000          1.131               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.103          1.263               --
                                                       2005      0.986          1.103               --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.094          1.052               --
                                                       2005      1.073          1.094               --
                                                       2004      1.000          1.073               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2007      1.306          1.246               --
                                                       2006      1.151          1.306               --
                                                       2005      1.131          1.151               --
                                                       2004      1.000          1.131               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (5/01).............................................  2007      1.142          1.255               --
                                                       2006      1.094          1.142               --
                                                       2005      1.038          1.094               --
                                                       2004      1.000          1.038               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Funds-AIM VI Premier Equity Fund merged into AIM Variable Insurance Funds-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MSF Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Credit Suisse Trust-Credit Suisse Trust Emerging Markets Portfolio was replaced by Met Investors Series Trust-MFS(R) Emerging Markets Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Large Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II-Legg Mason Partners Variable Growth and Income Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio merged into Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

               FOR METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

           PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT CHARGES 1.40%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.081          1.159                 --
                                                       2006      1.000          1.081          1,322,287

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      0.816          0.857                 --
                                                       2005      0.783          0.816          1,550,953
                                                       2004      0.751          0.783          1,746,250
                                                       2003      0.609          0.751          2,078,822
                                                       2002      0.885          0.609          1,958,680
                                                       2001      1.000          0.885            772,623

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.756          0.741                 --
                                                       2005      0.668          0.756         13,620,446
                                                       2004      0.625          0.668         16,701,254
                                                       2003      0.514          0.625         20,289,834
                                                       2002      0.753          0.514         22,920,668
                                                       2001      0.925          0.753         30,657,551
                                                       2000      1.127          0.925         26,711,914

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.478          1.674          9,442,927
                                                       2006      1.245          1.478         10,059,936
                                                       2005      1.106          1.245         10,391,145
                                                       2004      0.989          1.106         10,671,866
                                                       2003      0.741          0.989          9,954,233
                                                       2002      0.880          0.741         10,006,380
                                                       2001      1.041          0.880         10,783,872
                                                       2000      1.301          1.041          9,193,213
                                                       1999      1.000          1.301            496,228

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.366          1.514         27,026,066
                                                       2006      1.257          1.366         29,940,315
                                                       2005      1.097          1.257         30,770,173
                                                       2004      0.989          1.097         31,399,627
                                                       2003      0.733          0.989         30,519,238
                                                       2002      0.984          0.733         29,254,703
                                                       2001      1.220          0.984         24,168,621
                                                       2000      1.184          1.220         17,763,993
                                                       1999      1.000          1.184            790,492

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.507          1.560         17,730,876
                                                       2006      1.326          1.507         19,404,004
                                                       2005      1.271          1.326         21,463,117
                                                       2004      1.167          1.271         22,247,206
                                                       2003      0.894          1.167         20,672,145
                                                       2002      1.110          0.894         19,762,828
                                                       2001      1.098          1.110         17,618,589
                                                       2000      1.031          1.098         10,615,411
                                                       1999      1.000          1.031          1,022,054

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      0.676          0.670                 --
                                                       2005      0.580          0.676          7,869,627
                                                       2004      0.492          0.580          8,682,856
                                                       2003      0.400          0.492          9,196,896
                                                       2002      0.541          0.400         10,337,045
                                                       2001      0.742          0.541         14,174,851
                                                       2000      1.000          0.742          9,685,366

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2007      1.664          1.744                 --
                                                       2006      1.273          1.664            488,369
                                                       2005      1.009          1.273            527,746
                                                       2004      0.819          1.009            635,421
                                                       2003      0.581          0.819            555,146
                                                       2002      0.667          0.581            447,939
                                                       2001      0.748          0.667            952,771
                                                       2000      1.000          0.748            221,321

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      2.347          3.069                 --
                                                       2005      2.221          2.347          1,426,888
                                                       2004      1.714          2.221          1,614,681
                                                       2003      1.297          1.714          1,701,015
                                                       2002      1.258          1.297          1,710,144
                                                       2001      1.173          1.258            481,199
                                                       2000      1.000          1.173             48,709

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2007      1.050          1.109            588,498
                                                       2006      0.914          1.050            785,922
                                                       2005      0.888          0.914            956,723
                                                       2004      0.857          0.888          1,171,173
                                                       2003      0.717          0.857          1,459,140
                                                       2002      0.873          0.717          1,209,492
                                                       2001      0.977          0.873            644,927
                                                       2000      1.000          0.977            277,656

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2007      1.160          1.017          1,900,807
                                                       2006      1.133          1.160          2,206,755
                                                       2005      1.086          1.133          2,634,327
                                                       2004      0.989          1.086          3,007,955
                                                       2003      0.762          0.989          3,892,680
                                                       2002      0.955          0.762          3,571,507
                                                       2001      1.032          0.955          3,011,491
                                                       2000      1.000          1.032          1,460,554

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.315          1.431                 --
                                                       2005      1.210          1.315             67,656
                                                       2004      1.074          1.210             26,986
                                                       2003      1.000          1.074                 --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.312          1.463                 --
                                                       2005      1.208          1.312            192,466
                                                       2004      1.068          1.208            131,916
                                                       2003      1.000          1.068             16,802

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00).............................................  2007      1.288          1.490          2,668,434
                                                       2006      1.172          1.288          3,627,546
                                                       2005      1.019          1.172          4,357,217
                                                       2004      0.897          1.019          3,489,469
                                                       2003      0.710          0.897          4,090,792
                                                       2002      0.796          0.710          4,138,442
                                                       2001      0.922          0.796          3,578,211
                                                       2000      1.000          0.922          1,364,359

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2007      1.263          1.330             87,083
                                                       2006      1.126          1.263            158,860
                                                       2005      0.946          1.126            158,278
                                                       2004      0.947          0.946             71,506
                                                       2003      0.769          0.947             69,403
                                                       2002      0.843          0.769             49,412
                                                       2001      1.000          0.843             11,149

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.972          2.243          2,956,511
                                                       2006      1.779          1.972          3,711,973
                                                       2005      1.529          1.779          3,337,201
                                                       2004      1.244          1.529          2,878,436
                                                       2003      0.912          1.244          1,954,640
                                                       2002      1.028          0.912            844,778
                                                       2001      1.000          1.028            145,421

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.262          1.474                 --
                                                       2005      1.158          1.262          1,699,785
                                                       2004      1.043          1.158          1,557,424
                                                       2003      0.845          1.043          1,274,575
                                                       2002      1.000          0.845            633,273

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.826          3.589            983,544
                                                       2006      2.238          2.826            958,426
                                                       2005      1.781          2.238            708,466
                                                       2004      1.448          1.781            259,549
                                                       2003      1.000          1.448            157,913

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.408          1.603          6,272,498
                                                       2006      1.176          1.408          6,709,019
                                                       2005      1.082          1.176          6,083,715
                                                       2004      0.926          1.082          5,996,738
                                                       2003      0.710          0.926          5,855,211
                                                       2002      0.884          0.710          5,959,767
                                                       2001      1.068          0.884          6,615,238
                                                       2000      1.109          1.068          5,495,504
                                                       1999      1.000          1.109            445,419

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.267          1.522                 --
                                                       2005      1.180          1.267          1,340,280
                                                       2004      1.032          1.180            886,673
                                                       2003      0.792          1.032            675,020
                                                       2002      1.000          0.792            180,014

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.069          1.094                 --
                                                       2005      1.070          1.069            123,653
                                                       2004      0.998          1.070                 --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.066          1.102                 --
                                                       2005      1.004          1.066          2,733,942
                                                       2004      0.941          1.004          3,466,803
                                                       2003      0.839          0.941          4,671,651
                                                       2002      0.911          0.839          5,125,827
                                                       2001      0.972          0.911          5,320,731
                                                       2000      1.000          0.972          2,631,110

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2007      1.053          1.264            795,870
                                                       2006      1.004          1.053            844,398
                                                       2005      0.907          1.004          1,020,240
                                                       2004      0.805          0.907          1,260,902
                                                       2003      0.647          0.805          1,458,984
                                                       2002      0.931          0.647          1,671,734
                                                       2001      1.135          0.931          1,835,830
                                                       2000      1.000          1.135          1,720,549

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2007      0.405          0.486          1,369,986
                                                       2006      0.381          0.405          1,626,571
                                                       2005      0.346          0.381          1,960,433
                                                       2004      0.349          0.346          2,448,720
                                                       2003      0.242          0.349          3,147,082
                                                       2002      0.415          0.242          3,998,130
                                                       2001      0.672          0.415          4,187,835
                                                       2000      1.000          0.672          4,483,704

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.679          0.732          2,669,054
                                                       2006      0.584          0.679          3,036,947
                                                       2005      0.561          0.584          3,479,400
                                                       2004      0.544          0.561          4,422,385
                                                       2003      0.446          0.544          5,176,878
                                                       2002      0.609          0.446          6,179,894
                                                       2001      0.798          0.609          6,907,600
                                                       2000      1.000          0.798          6,625,173

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.552          1.745                 --
                                                       2005      1.513          1.552            893,526
                                                       2004      1.336          1.513            698,253
                                                       2003      1.000          1.336            134,336

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.527          1.475         13,184,742

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.249          1.295          7,113,752

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.005          1.040         13,956,126
                                                       2006      0.885          1.005         15,620,766
                                                       2005      0.861          0.885         16,905,236
                                                       2004      0.792          0.861         18,836,125
                                                       2003      0.629          0.792         19,589,108
                                                       2002      0.822          0.629         17,735,675
                                                       2001      0.951          0.822         14,784,877
                                                       2000      1.063          0.951          9,919,249

  LMPVET Fundamental Value Subaccount (Class I)
  (4/00).............................................  2007      1.632          1.565         13,277,286

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.438          1.473          7,320,259
                                                       2006      1.233          1.438          4,097,564
                                                       2005      1.174          1.233          5,504,348
                                                       2004      1.078          1.174          6,005,375
                                                       2003      0.826          1.078          7,816,635
                                                       2002      1.089          0.826          7,795,316
                                                       2001      1.152          1.089          6,793,914
                                                       2000      1.014          1.152          2,942,606

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.022          1.024         12,456,754

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.577          1.711          1,745,114
                                                       2006      1.419          1.577          1,754,006
                                                       2005      1.371          1.419          1,951,209
                                                       2004      1.208          1.371          2,193,044
                                                       2003      0.823          1.208          2,776,264
                                                       2002      1.278          0.823          2,106,333
                                                       2001      1.397          1.278          2,044,688
                                                       2000      1.000          1.397          1,826,310

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.184          1.295                 --
                                                       2006      1.115          1.184                 --
                                                       2005      1.083          1.115                 --
                                                       2004      1.000          1.083                 --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.033          1.033            608,737
                                                       2006      1.006          1.033            597,801
                                                       2005      0.997          1.006            443,529
                                                       2004      0.999          0.997            350,365
                                                       2003      1.000          0.999              3,637

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.564          1.642                 --
                                                       2006      1.343          1.564          6,401,773
                                                       2005      1.309          1.343          7,424,062
                                                       2004      1.225          1.309          8,139,285
                                                       2003      0.894          1.225          9,114,126
                                                       2002      1.209          0.894          9,606,077
                                                       2001      1.204          1.209          7,452,708
                                                       2000      1.032          1.204          2,476,774

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.205          1.257                 --
                                                       2006      1.173          1.205            343,871
                                                       2005      1.130          1.173            451,750
                                                       2004      1.140          1.130            462,036
                                                       2003      0.800          1.140            490,140
                                                       2002      1.000          0.800             40,847

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2007      1.337          1.385                 --
                                                       2006      1.220          1.337            360,300
                                                       2005      1.126          1.220            532,144
                                                       2004      1.047          1.126            408,372
                                                       2003      0.758          1.047            320,263
                                                       2002      1.000          0.758             74,555

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.243          1.300                 --
                                                       2006      1.122          1.243            255,299
                                                       2005      1.098          1.122            267,908
                                                       2004      1.027          1.098            267,341
                                                       2003      0.800          1.027            397,457
                                                       2002      1.000          0.800             26,471

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.628          1.693                 --
                                                       2006      1.408          1.628          1,152,385
                                                       2005      1.382          1.408          1,064,845
                                                       2004      1.244          1.382            674,660
                                                       2003      1.000          1.244            305,344

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.820          2.007                 --
                                                       2006      1.644          1.820          1,301,598
                                                       2005      1.541          1.644          1,611,204
                                                       2004      1.260          1.541          1,323,373
                                                       2003      1.000          1.260            557,395

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.104          1.140                 --
                                                       2005      1.078          1.104             84,928
                                                       2004      1.009          1.078             16,658

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.465          1.532            921,920
                                                       2006      1.537          1.465            926,129

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2007      1.384          1.402            819,870
                                                       2006      1.311          1.384          1,051,085

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.014          1.064                 --
                                                       2006      0.956          1.014          2,494,173

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.055          1.064          2,112,013

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.360          1.328            338,218
                                                       2006      1.274          1.360             81,035

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.168          1.142          2,817,743
                                                       2006      1.058          1.168          2,837,194

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      0.688          0.884          5,642,981
                                                       2006      0.670          0.688          6,008,022

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.289          1.144             88,671

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.206          1.265            120,795
                                                       2006      1.140          1.206            116,971

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.332          1.404          1,237,619
                                                       2006      1.270          1.332          1,570,206

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.079          1.106          1,562,327
                                                       2006      1.001          1.079          2,065,870

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.073          1.065          2,059,005
                                                       2006      1.015          1.073            145,137

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.982          1.083            367,502
                                                       2006      0.992          0.982            334,912

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.302          1.430            167,357
                                                       2006      1.310          1.302             17,177

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      1.733          2.187            481,231

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.518          1.596          2,435,021

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.410          1.496          1,423,007
                                                       2006      1.274          1.410          1,270,916

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.222          1.026          2,201,414
                                                       2006      1.003          1.222          3,748,896

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.153          1.223          1,091,753

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.593          1.650            119,887
                                                       2006      1.480          1.593             50,500

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.180          1.304                 --
                                                       2006      1.120          1.180             80,429

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.471          1.547          1,799,547
                                                       2006      1.419          1.471          1,811,159

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.030          0.985          6,004,180
                                                       2006      1.003          1.030          2,145,581

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.595          0.707          6,205,422
                                                       2006      0.609          0.595          7,417,952

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.284          1.346          2,526,369
                                                       2006      1.235          1.284          2,967,617

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.201          1.245         21,620,543
                                                       2006      1.174          1.201         11,977,963

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      0.786          0.745          3,467,703

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.853          0.875         10,662,488
                                                       2006      0.841          0.853         12,430,624

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.380          1.417          8,075,013
                                                       2006      1.344          1.380          9,129,051

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.062          1.081            400,688
                                                       2006      1.002          1.062            406,646

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.044          1.087            407,688
                                                       2006      1.001          1.044             10,382

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.051          1.086            897,916
                                                       2006      1.002          1.051            150,233

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.086            761,517
                                                       2006      1.002          1.056            499,638

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.061          1.086          1,379,680
                                                       2006      1.002          1.061            342,858

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.506          1.547         17,549,549
                                                       2006      1.407          1.506         20,141,839

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.052          1.103          2,823,848
                                                       2006      0.996          1.052          2,440,606

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.152          7,225,458
                                                       2006      0.998          1.070          8,415,627

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.163          1.209                 --
                                                       2006      1.094          1.163            119,434

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06)........................  2007      1.082          1.115             59,200
                                                       2006      1.044          1.082              8,712

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      1.162          1.174                 --
                                                       2005      1.146          1.162          7,710,607
                                                       2004      1.150          1.146          6,452,252
                                                       2003      1.157          1.150          8,807,998
                                                       2002      1.158          1.157         10,222,059
                                                       2001      1.131          1.158          9,720,708
                                                       2000      1.080          1.131          2,307,960

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.120          1.184                 --
                                                       2005      1.074          1.120             74,794
                                                       2004      1.038          1.074                 --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.125          1.148                 --
                                                       2006      1.133          1.125          1,706,678
                                                       2005      1.125          1.133          1,601,094
                                                       2004      1.048          1.125          1,424,929
                                                       2003      1.000          1.048            487,410

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.255          1.346         11,370,678
                                                       2006      1.226          1.255         12,823,268
                                                       2005      1.213          1.226         13,636,234
                                                       2004      1.173          1.213         14,874,186
                                                       2003      1.132          1.173         17,564,278
                                                       2002      1.053          1.132         17,039,505
                                                       2001      1.000          1.053          3,528,611

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      0.895          0.974            166,723
                                                       2006      0.817          0.895            171,492
                                                       2005      0.773          0.817            180,170
                                                       2004      0.728          0.773            189,012
                                                       2003      0.560          0.728            219,075
                                                       2002      0.806          0.560            193,101
                                                       2001      1.000          0.806             82,991

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.408          1.526                 --
                                                       2006      1.118          1.408          2,433,151
                                                       2005      1.011          1.118          2,357,610
                                                       2004      0.882          1.011          2,418,477
                                                       2003      0.696          0.882          3,509,039
                                                       2002      0.857          0.696          3,188,678
                                                       2001      1.000          0.857            239,877

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.967          2.102                 --
                                                       2006      1.701          1.967          2,792,090
                                                       2005      1.611          1.701          3,265,401
                                                       2004      1.295          1.611          3,517,982
                                                       2003      0.877          1.295          3,647,627
                                                       2002      1.088          0.877          3,088,400
                                                       2001      1.000          1.088          1,040,422

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.931          0.992                 --
                                                       2005      0.869          0.931            804,530
                                                       2004      0.827          0.869            806,240
                                                       2003      0.649          0.827            872,264
                                                       2002      0.864          0.649            711,965
                                                       2001      1.000          0.864            630,256

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.190          1.270                 --
                                                       2005      1.203          1.190          1,891,693
                                                       2004      1.148          1.203          2,541,991
                                                       2003      0.922          1.148          3,117,515
                                                       2002      1.005          0.922          2,874,307
                                                       2001      1.028          1.005          3,106,317
                                                       2000      1.000          1.028          1,037,545

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.406          1.537                 --
                                                       2005      1.268          1.406          1,122,616
                                                       2004      1.104          1.268          1,155,790
                                                       2003      0.837          1.104          1,310,615
                                                       2002      0.991          0.837          1,446,554
                                                       2001      1.047          0.991          1,422,625
                                                       2000      1.000          1.047            570,805

  Travelers Equity Income Subaccount (11/99).........  2006      1.278          1.344                 --
                                                       2005      1.240          1.278          9,917,573
                                                       2004      1.145          1.240         11,001,456
                                                       2003      0.885          1.145         11,397,574
                                                       2002      1.043          0.885         10,600,886
                                                       2001      1.133          1.043         10,046,727
                                                       2000      1.052          1.133          4,977,279

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.278          1.311                 --
                                                       2005      1.263          1.278          1,189,759
                                                       2004      1.161          1.263          1,498,182
                                                       2003      0.962          1.161          1,585,600
                                                       2002      0.940          0.962          1,710,702
                                                       2001      0.935          0.940            913,761
                                                       2000      1.000          0.935            127,420

  Travelers Federated Stock Subaccount (5/00)........  2006      1.189          1.232                 --
                                                       2005      1.145          1.189            510,628
                                                       2004      1.050          1.145            622,486
                                                       2003      0.834          1.050            954,385
                                                       2002      1.049          0.834            703,223
                                                       2001      1.046          1.049            732,741
                                                       2000      1.000          1.046            128,343

  Travelers Large Cap Subaccount (11/99).............  2006      0.815          0.841                 --
                                                       2005      0.761          0.815          4,989,786
                                                       2004      0.724          0.761          6,116,510
                                                       2003      0.589          0.724          6,858,228
                                                       2002      0.774          0.589          6,842,860
                                                       2001      0.949          0.774          7,970,781
                                                       2000      1.126          0.949          6,001,335

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.078          1.148                 --
                                                       2005      1.007          1.078                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.032          1.037                 --
                                                       2005      1.000          1.032             33,294

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.047          1.085                 --
                                                       2005      1.000          1.047            346,342

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.066          1.113                 --
                                                       2005      0.999          1.066            185,975

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.039          1.060                 --
                                                       2005      1.008          1.039                 --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.900          0.956                 --
                                                       2005      0.815          0.900          2,796,240
                                                       2004      0.713          0.815          3,089,053
                                                       2003      0.597          0.713          3,688,680
                                                       2002      0.808          0.597          4,148,896
                                                       2001      1.057          0.808          4,279,316
                                                       2000      1.135          1.057          3,766,401

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      0.575          0.609                 --
                                                       2005      0.566          0.575          9,346,433
                                                       2004      0.503          0.566          2,634,584
                                                       2003      0.372          0.503          3,413,182
                                                       2002      0.737          0.372          3,504,601
                                                       2001      0.980          0.737          3,647,107
                                                       2000      1.000          0.980          2,539,453

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.362          1.407                 --
                                                       2005      1.342          1.362         21,085,686
                                                       2004      1.221          1.342         23,762,190
                                                       2003      1.062          1.221         24,417,025
                                                       2002      1.137          1.062         22,713,962
                                                       2001      1.153          1.137         16,974,046
                                                       2000      1.003          1.153          5,181,152

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.178          1.274                 --
                                                       2005      1.122          1.178            665,186
                                                       2004      0.994          1.122            365,637

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      0.921          1.058                 --
                                                       2005      0.853          0.921          2,661,031
                                                       2004      0.747          0.853          2,599,833
                                                       2003      0.589          0.747          1,473,404
                                                       2002      0.686          0.589          1,220,371
                                                       2001      0.943          0.686            885,468
                                                       2000      1.000          0.943            356,321

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.394          1.480                 --
                                                       2005      1.334          1.394            112,741
                                                       2004      1.217          1.334             78,072
                                                       2003      1.000          1.217             62,749

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.063          1.120                 --
                                                       2005      1.000          1.063             39,090

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.404          1.419                 --
                                                       2005      1.373          1.404          1,440,006
                                                       2004      1.255          1.373            930,528
                                                       2003      1.065          1.255            878,773
                                                       2002      1.020          1.065            990,950
                                                       2001      0.992          1.020          1,000,776
                                                       2000      1.000          0.992            165,623

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.245          1.235                 --
                                                       2005      1.243          1.245          3,325,831
                                                       2004      1.220          1.243          4,265,659
                                                       2003      1.156          1.220          5,440,623
                                                       2002      1.108          1.156          6,049,382
                                                       2001      1.049          1.108          4,591,755
                                                       2000      1.000          1.049          4,047,115

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.741          0.774                 --
                                                       2005      0.737          0.741         10,759,065
                                                       2004      0.678          0.737         13,177,851
                                                       2003      0.519          0.678         14,897,916
                                                       2002      0.792          0.519         16,106,829
                                                       2001      0.927          0.792         19,754,119
                                                       2000      1.149          0.927         15,438,160

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.137          1.310                 --
                                                       2005      1.032          1.137                314

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.110          1.274                 --
                                                       2005      1.000          1.110             12,521

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.083          1.044                 --
                                                       2005      1.052          1.083             10,164
                                                       2004      0.990          1.052                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2007      1.273          1.226          1,393,934
                                                       2006      1.113          1.273          1,586,047
                                                       2005      1.084          1.113          1,867,184
                                                       2004      0.936          1.084          1,918,478
                                                       2003      0.726          0.936          2,253,123
                                                       2002      0.914          0.726          1,228,918
                                                       2001      1.000          0.914            644,900

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2007      0.896          0.994            156,144
                                                       2006      0.851          0.896            177,010
                                                       2005      0.800          0.851            266,842
                                                       2004      0.782          0.800            272,959
                                                       2003      0.631          0.782            282,743
                                                       2002      0.908          0.631            121,490
                                                       2001      1.000          0.908             11,890




           PORTFOLIO ARCHITECT XTRA -- SEPARATE ACCOUNT CHARGES 2.30%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.075          1.148               --
                                                       2006      1.000          1.075               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (5/01).............................................  2006      1.084          1.136               --
                                                       2005      1.050          1.084               --
                                                       2004      1.000          1.050               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.188          1.154               --
                                                       2005      1.059          1.188               --
                                                       2004      1.000          1.059               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.461          1.640           68,097
                                                       2006      1.241          1.461           68,097
                                                       2005      1.113          1.241           68,097
                                                       2004      1.000          1.113               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.329          1.459           39,573
                                                       2006      1.233          1.329           49,475
                                                       2005      1.086          1.233           10,301
                                                       2004      1.000          1.086               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.240          1.273           44,100
                                                       2006      1.102          1.240           55,209
                                                       2005      1.065          1.102           11,556
                                                       2004      1.000          1.065               --

Capital Appreciation Fund
  Capital Appreciation Fund (5/00)...................  2006      1.351          1.334               --
                                                       2005      1.170          1.351               --
                                                       2004      1.000          1.170               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (5/00).............................................  2007      2.084          2.179               --
                                                       2006      1.609          2.084               --
                                                       2005      1.287          1.609               --
                                                       2004      1.000          1.287               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/00).............................................  2006      1.349          1.749               --
                                                       2005      1.288          1.349           36,512
                                                       2004      1.000          1.288               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/00).....................................  2007      1.188          1.243               --
                                                       2006      1.043          1.188               --
                                                       2005      1.023          1.043               --
                                                       2004      1.000          1.023               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/00).....................................  2007      1.147          0.997               --
                                                       2006      1.131          1.147               --
                                                       2005      1.094          1.131               --
                                                       2004      1.000          1.094               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.203          1.305               --
                                                       2005      1.117          1.203               --
                                                       2004      1.000          1.117               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (12/03)................................  2006      1.205          1.340               --
                                                       2005      1.120          1.205               --
                                                       2004      1.000          1.120               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (5/00).............................................  2007      1.375          1.576               --
                                                       2006      1.262          1.375               --
                                                       2005      1.107          1.262               --
                                                       2004      1.000          1.107               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (8/01)...........................  2007      1.365          1.423               --
                                                       2006      1.227          1.365               --
                                                       2005      1.040          1.227               --
                                                       2004      1.000          1.040               --

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.555          1.753               --
                                                       2006      1.416          1.555               --
                                                       2005      1.227          1.416               --
                                                       2004      1.000          1.227               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.189          1.376               --
                                                       2005      1.100          1.189               --
                                                       2004      1.000          1.100               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.967          2.476           35,523
                                                       2006      1.572          1.967           38,716
                                                       2005      1.262          1.572           38,853
                                                       2004      1.000          1.262               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.478          1.667           52,733
                                                       2006      1.245          1.478           52,733
                                                       2005      1.156          1.245           52,733
                                                       2004      1.000          1.156               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/02)...................................  2006      1.191          1.418               --
                                                       2005      1.120          1.191               --
                                                       2004      1.000          1.120               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.066          1.087               --
                                                       2005      1.076          1.066               --
                                                       2004      1.009          1.076               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (5/00).............................................  2006      1.124          1.159               --
                                                       2005      1.069          1.124               --
                                                       2004      1.000          1.069               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2007      1.185          1.410               --
                                                       2006      1.141          1.185               --
                                                       2005      1.039          1.141               --
                                                       2004      1.000          1.039               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2007      1.210          1.438               --
                                                       2006      1.148          1.210               --
                                                       2005      1.053          1.148               --
                                                       2004      1.000          1.053               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.293          1.382               --
                                                       2006      1.122          1.293               --
                                                       2005      1.087          1.122               --
                                                       2004      1.000          1.087               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.145          1.277               --
                                                       2005      1.126          1.145            6,109
                                                       2004      1.000          1.126               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.279          1.227           24,410

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.243          1.280               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.227          1.258               --
                                                       2006      1.090          1.227               --
                                                       2005      1.070          1.090               --
                                                       2004      1.000          1.070               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/00).............................................  2007      1.284          1.224               --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.299          1.319               --
                                                       2006      1.124          1.299               --
                                                       2005      1.080          1.124               --
                                                       2004      1.000          1.080               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.075          1.071               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.318          1.417           13,294
                                                       2006      1.196          1.318               --
                                                       2005      1.166          1.196               --
                                                       2004      1.000          1.166               --

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.155          1.252               --
                                                       2006      1.097          1.155               --
                                                       2005      1.076          1.097               --
                                                       2004      1.000          1.076               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.016          1.006               --
                                                       2006      0.998          1.016               --
                                                       2005      0.998          0.998               --
                                                       2004      1.000          0.998               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.241          1.299               --
                                                       2006      1.075          1.241               --
                                                       2005      1.057          1.075               --
                                                       2004      1.000          1.057               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.038          1.079               --
                                                       2006      1.019          1.038               --
                                                       2005      0.991          1.019               --
                                                       2004      1.000          0.991               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/02).............................................  2007      1.229          1.270               --
                                                       2006      1.133          1.229               --
                                                       2005      1.055          1.133               --
                                                       2004      1.000          1.055               --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.186          1.236               --
                                                       2006      1.079          1.186               --
                                                       2005      1.066          1.079               --
                                                       2004      1.000          1.066               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.272          1.319               --
                                                       2006      1.110          1.272               --
                                                       2005      1.100          1.110               --
                                                       2004      1.000          1.100               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.347          1.481               --
                                                       2006      1.228          1.347           44,386
                                                       2005      1.161          1.228           44,386
                                                       2004      1.000          1.161               --

Managed Assets Trust
  Managed Assets Trust (6/04)........................  2006      1.088          1.120               --
                                                       2005      1.072          1.088               --
                                                       2004      1.008          1.072               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.270          1.316               --
                                                       2006      1.340          1.270               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.160          1.165               --
                                                       2006      1.106          1.160               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.375          1.438               --
                                                       2006      1.304          1.375               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.426          1.430               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.340          1.296               --
                                                       2006      1.263          1.340               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.541          1.493               --
                                                       2006      1.405          1.541               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.361          1.735               --
                                                       2006      1.334          1.361               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.267          1.117               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.178          1.224               --
                                                       2006      1.120          1.178               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.134          1.184               --
                                                       2006      1.087          1.134               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.073          1.090               --
                                                       2006      1.001          1.073               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.049           56,066
                                                       2006      1.015          1.067               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.171          1.281               --
                                                       2006      1.191          1.171               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.283          1.397               --
                                                       2006      1.299          1.283               --

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.165          2.715               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.705          1.782               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.390          1.462               --
                                                       2006      1.264          1.390               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.011           52,985
                                                       2006      1.003          1.214           52,985

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.071          1.129           44,737

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.283          1.317               --
                                                       2006      1.199          1.283               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.163          1.281               --
                                                       2006      1.110          1.163               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.162          1.211               --
                                                       2006      1.127          1.162               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.970           32,436
                                                       2006      1.003          1.024            7,768

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.109          1.305               --
                                                       2006      1.142          1.109               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.048          1.088               --
                                                       2006      1.013          1.048               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.024          1.052               --
                                                       2006      1.006          1.024               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.199          1.130               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.156          1.174               --
                                                       2006      1.145          1.156               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.205          1.225               --
                                                       2006      1.180          1.205               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.065               --
                                                       2006      1.002          1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071               --
                                                       2006      1.001          1.038               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.070               --
                                                       2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.070               --
                                                       2006      1.002          1.050               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.070               --
                                                       2006      1.002          1.054               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.208          1.230               --
                                                       2006      1.136          1.208               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06) *...........................................  2007      1.046          1.086               --
                                                       2006      0.996          1.046               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.135               --
                                                       2006      0.998          1.064               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.149          1.191               --
                                                       2006      1.087          1.149               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.084          1.107               --
                                                       2006      1.052          1.084               --

Money Market Portfolio
  Money Market Subaccount (10/97)....................  2006      1.000          1.006               --
                                                       2005      0.994          1.000               --
                                                       2004      1.000          0.994               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (11/04)....................................  2006      1.099          1.158               --
                                                       2005      1.063          1.099               --
                                                       2004      1.029          1.063               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.048          1.067               --
                                                       2006      1.065          1.048           54,015
                                                       2005      1.068          1.065           54,415
                                                       2004      1.000          1.068               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.061          1.128            6,765
                                                       2006      1.046          1.061           16,227
                                                       2005      1.045          1.046           16,638
                                                       2004      1.000          1.045               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (5/01).............................................  2007      1.214          1.309               --
                                                       2006      1.118          1.214               --
                                                       2005      1.067          1.118               --
                                                       2004      1.000          1.067               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.587          1.714               --
                                                       2006      1.271          1.587               --
                                                       2005      1.159          1.271               --
                                                       2004      1.000          1.159               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.431          1.525               --
                                                       2006      1.248          1.431           17,538
                                                       2005      1.193          1.248           17,538
                                                       2004      1.000          1.193               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.121          1.191               --
                                                       2005      1.055          1.121               --
                                                       2004      1.000          1.055               --

  Travelers Convertible Securities Subaccount
  (6/00).............................................  2006      1.023          1.087               --
                                                       2005      1.043          1.023               --
                                                       2004      1.000          1.043               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (5/00).............................................  2006      1.230          1.340               --
                                                       2005      1.119          1.230               --
                                                       2004      1.000          1.119               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.126          1.180               --
                                                       2005      1.102          1.126               --
                                                       2004      1.000          1.102               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (6/00)...  2006      1.081          1.106               --
                                                       2005      1.079          1.081               --
                                                       2004      1.000          1.079               --

  Travelers Federated Stock Subaccount (5/00)........  2006      1.111          1.148               --
                                                       2005      1.080          1.111               --
                                                       2004      1.000          1.080               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.114          1.145               --
                                                       2005      1.049          1.114               --
                                                       2004      1.000          1.049               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.073          1.138               --
                                                       2005      1.007          1.073               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.026          1.028               --
                                                       2005      1.000          1.026               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.042          1.076               --
                                                       2005      1.000          1.042               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.060          1.103               --
                                                       2005      0.999          1.060               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.033          1.051               --
                                                       2005      1.007          1.033               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.231          1.304               --
                                                       2005      1.124          1.231               --
                                                       2004      1.000          1.124               --

  Travelers MFS(R) Mid Cap Growth Subaccount (5/00)..  2006      1.081          1.142               --
                                                       2005      1.074          1.081               --
                                                       2004      1.000          1.074               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.103          1.136               --
                                                       2005      1.096          1.103               --
                                                       2004      1.000          1.096               --

  Travelers MFS(R) Value Subaccount (7/04)...........  2006      1.172          1.264               --
                                                       2005      1.127          1.172               --
                                                       2004      1.002          1.127               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (5/00).............................................  2006      1.226          1.405               --
                                                       2005      1.145          1.226               --
                                                       2004      1.000          1.145               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.133          1.199               --
                                                       2005      1.093          1.133               --
                                                       2004      1.000          1.093               --

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.058          1.110               --
                                                       2005      1.000          1.058               --

  Travelers Pioneer Strategic Income Subaccount
  (6/00).............................................  2006      1.119          1.127               --
                                                       2005      1.104          1.119               --
                                                       2004      1.000          1.104               --

  Travelers Quality Bond Subaccount (5/00)...........  2006      1.025          1.013               --
                                                       2005      1.032          1.025               --
                                                       2004      1.000          1.032               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.095          1.140               --
                                                       2005      1.098          1.095               --
                                                       2004      1.000          1.098               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.131          1.299               --
                                                       2005      1.031          1.131               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.103          1.263               --
                                                       2005      1.000          1.103               --

  Travelers U.S. Government Securities Subaccount
  (6/04).............................................  2006      1.094          1.052               --
                                                       2005      1.073          1.094               --
                                                       2004      1.014          1.073               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/01).............................................  2007      1.306          1.246               --
                                                       2006      1.151          1.306               --
                                                       2005      1.131          1.151               --
                                                       2004      1.000          1.131               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/01).............................................  2007      1.142          1.255               --
                                                       2006      1.094          1.142               --
                                                       2005      1.038          1.094               --
                                                       2004      1.000          1.038               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Funds-AIM VI Premier Equity Fund merged into AIM Variable Insurance Funds-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MSF Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Credit Suisse Trust-Credit Suisse Trust Emerging Markets Portfolio was replaced by Met Investors Series Trust-MFS(R) Emerging Markets Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Large Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II-Legg Mason Partners Variable Growth and Income Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio merged into Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate                   Clarion Global Real Estate
     Portfolio -- Class A                           Portfolio -- Class A


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Batterymarch Mid-Cap Stock                   Lazard Mid Cap Portfolio -- Class A
     Portfolio -- Class A
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A            MFS(R) Value Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND               METROPOLITAN SERIES FUND, INC.
  Appreciation Portfolio -- Initial Shares     Davis Venture Value Portfolio -- Class A
DREYFUS VARIABLE INVESTMENT FUND               METROPOLITAN SERIES FUND, INC.
  Developing Leaders Portfolio -- Initial      T. Rowe Price Small Cap Growth
     Shares                                         Portfolio -- Class B
FRANKLIN TEMPLETON VARIABLE INSURANCE          MET INVESTORS SERIES TRUST
  PRODUCTS TRUST
  Templeton Developing Markets Securities      MFS(R) Emerging Markets Equity
     Fund -- Class 2                                Portfolio -- Class B
JANUS ASPEN SERIES                             METROPOLITAN SERIES FUND, INC.
  Worldwide Growth Portfolio -- Service        Oppenheimer Global Equity Portfolio -- Class
     Shares                                         B
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
  Putnam VT Discovery Growth Fund -- Class IB  Van Kampen Mid Cap Growth Portfolio -- Class
                                                    B

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX E

--------------------------------------------------------------------------------

            WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT

(AVAILABLE ONLY IF THE OWNER IS AGE 70 OR YOUNGER ON THE DATE THE CONTRACT IS ISSUED.)

If, after the first Contract Year and before the Maturity Date, and you begin confinement in an eligible nursing home, you may surrender or make withdrawal, subject to the maximum withdrawal amount described below, without incurring a withdrawal charge. In order for the Company to waive the withdrawal charge, the withdrawal must be made during continued confinement in an eligible nursing home after the qualifying period has been satisfied, or within sixty (60) days after such confinement ends. The qualifying period is confinement in an eligible nursing home for ninety (90) consecutive days. We will require proof of confinement in a form satisfactory to us, which may include certification by a licensed physician that such confinement is medically necessary.

An eligible nursing home is defined as an institution or special nursing unit of a hospital which:

     (a)  is Medicare approved as a provider of skilled nursing care services;
          and

     (b) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

                                       OR

Meets all of the following standards:

     (a) is licensed as a nursing care facility by the state in which it is licensed;

     (b) is either a freestanding facility or a distinct part of another facility such as a ward, wing, unit or swing-bed of a hospital or other facility;

     (c) provides nursing care to individuals who are not able to care for themselves and who require nursing care;

     (d) provides, as a primary function, nursing care and room and board; and charges for these services;

     (e) provides care under the supervision of a licensed physician, registered nurse (RN) or licensed practical nurse (LPN);

     (f) may provide care by a licensed physical, respiratory, occupational or speech therapist; and

     (g) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

We will not waive withdrawal charges if confinement is due to one or more of the following causes:

     (a) mental, nervous, emotional or personality disorder without demonstrable organic disease, including, but not limited to, neurosis, psychoneurosis, psychopathy or psychosis

     (b) the voluntary taking or injection of drugs, unless prescribed or administered by a licensed physician

     (c) the voluntary taking of any drugs prescribed by a licensed physician and intentionally not taken as prescribed

     (d) sensitivity to drugs voluntarily taken, unless prescribed by a physician

     (e) drug addiction, unless addiction results from the voluntary taking of drugs prescribed by a licensed physician, or the involuntary taking of drugs.

FILING A CLAIM: You must provide the Company with written notice of a claim during continued confinement after the 90-day qualifying period, or within sixty days after such confinement ends.

The maximum withdrawal amount for which we will waive the withdrawal charge is the Contract Value on the next valuation date following written proof of claim, less any Purchase Payments made within a one-year period before confinement in an eligible nursing home begins, less any Purchase Payment made on or after the Annuitant's 71st birthday.

We will pay any withdrawal requested under the scope of this waiver as soon as we receive proper written proof of your claim, and we will pay the withdrawal in a lump sum. You should consult with your tax adviser regarding the tax impact of any withdrawals taken from your Contract.

                                   APPENDIX F

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm Condensed Financial Information
                     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the Statement of Additional Information for the contracts issued by the former MetLife Life and Annuity Company of Connecticut please request MLAC-Book-05-09-86.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MLAC-Book-05-09-86

                            VINTAGE XTRA(SM) ANNUITY
                  VINTAGE XTRA (SERIES II)(SM) VARIABLE ANNUITY


                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT


                       SUPPLEMENT DATED NOVEMBER 24, 2008

          TO THE STATEMENT OF ADDITIONAL INFORMATION DATED MAY 1, 2006


1.  COMBINATION OF SEPARATE ACCOUNTS



Effective November 24, 2008, the Company combined MetLife of CT Fund BD III for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.


In connection with the combination of the Former Separate Account with and into the Separate Account, we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR STATEMENT OF ADDITIONAL INFORMATION ("SAI") TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.


If you have any questions, please contact us at 800-842-9325.



2.  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The following paragraph replaces the section on "Independent Registered Public Accounting Firm" in the SAI:

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The financial statements of each of the Subaccounts of the Separate Account and consolidated financial statements and the related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes explanatory paragraphs referring to changes in MetLife Insurance Company of Connecticut and subsidiaries' method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007, and the restatement of the 2007 consolidated financial statements) included in this Statement of Additional Information Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

3.  COMPANY LOCATION



Effective September 22, 2008, MetLife Insurance Company of Connecticut is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910.



        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
MetLife of CT Separate Account Eleven for Variable Annuities and the Board of Directors of MetLife Insurance Company of Connecticut:

We have audited the accompanying statements of assets and liabilities of MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account") of MetLife Insurance Company of Connecticut (the "Company") comprising each of the individual Subaccounts listed in Appendix A as of December 31, 2007, and the related statements of operations for the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. We have also audited the statements of operations for the periods presented in the year ended December 31, 2007, and the statements of changes in net assets for each of the periods presented in the two years then ended for each of the individual Subaccounts listed in Appendix
B. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in Note 5 for the periods in the two years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Subaccounts constituting the Separate Account of the Company as of December 31, 2007, the results of their operations for the periods presented in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 24, 2008

                                   APPENDIX A

AIM V.I. Mid Cap Core Equity Subaccount (Series II)
AIM V.I. Utilities Subaccount (Series I)
Alger American Leveraged All Cap Subaccount (Class S)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
Credit Suisse Trust Global Small Cap Subaccount
Dreyfus Mid Cap Stock Subaccount (Service Shares)
Dreyfus Socially Responsible Growth Subaccount (Service Shares) Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
DWS VIT Equity 500 Index Subaccount (Class B)
DWS VIT RREEF Real Estate Securities Subaccount (Class B)
DWSI Global Opportunities Subaccount (Class B)
DWSII Balanced Subaccount (Class B)
DWSI Bond Subaccount (Class B)
DWSI Capital Growth Subaccount (Class B)
DWSI Growth & Income Subaccount (Class B)
DWSI Health Care Subaccount (Class B)
DWSII International Subaccount (Class B)
DWSII Strategic Income Subaccount (Class B)
DWSII Blue Chip Subaccount (Class B)
DWSII Conservative Allocation Subaccount (Class B)
DWSII Core Fixed Income Subaccount (Class B)
DWSII Davis Venture Value Subaccount (Class B)
DWSII Dreman High Return Equity Subaccount (Class B)
DWSII Dreman Small Mid Cap Value Subaccount (Class B)
DWSII Global Thematic Subaccount (Class B)
DWSII Government & Agency Securities Subaccount (Class B)
DWSII Growth Allocation Subaccount (Class B)
DWSII High Income Subaccount (Class B)
DWSII International Select Equity Subaccount (Class B)
DWSII Janus Growth & Income Subaccount (Class B)
DWSII Large Cap Value Subaccount (Class B)
DWSII Mid Cap Growth Subaccount (Class B)
DWSII Moderate Allocation Subaccount (Class B)
DWSII Money Market Subaccount (Class B)
DWSII Small Cap Growth Subaccount (Class B)
DWSII Technology Subaccount (Class B)
DWSII Turner Mid Cap Growth Subaccount (Class B)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2) FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Aggressive Growth Subaccount (Class II)
LMPVET Appreciation Subaccount (Class I)
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Social Awareness Subaccount
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Capital Appreciation Subaccount (Class E)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)

                                   APPENDIX A

MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST Oppenheimer Capital Appreciation Subaccount (Class B)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Money Market Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS Total Return Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Total Return Subaccount (Administrative Class)
Pioneer Bond VCT Subaccount (Class II)
Pioneer Cullen Value VCT Subaccount (Class II)
Pioneer Emerging Markets VCT Subaccount (Class II)
Pioneer Equity Income VCT Subaccount (Class II)
Pioneer Fund VCT Subaccount (Class II)
Pioneer Global High Yield VCT Subaccount (Class II)
Pioneer High Yield VCT Subaccount (Class II)
Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II) Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II)
Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II) Pioneer Independence VCT Subaccount (Class II)
Pioneer International Value VCT Subaccount (Class II)
Pioneer Mid Cap Value VCT Subaccount (Class II)
Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II)
Pioneer Real Estate Shares VCT Subaccount (Class II)
Pioneer Small Cap Value VCT Subaccount (Class II)
Pioneer Strategic Income VCT Subaccount (Class II)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)

                                   APPENDIX B

AIM V.I. Capital Appreciation Subaccount (Series II)
Credit Suisse Trust Emerging Markets Subaccount
LMPVPI All Cap Subaccount (Class I)
LMPVPI All Cap Subaccount (Class II)
LMPVPII Growth and Income Subaccount (Class I)
LMPVPI Large Cap Growth Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class II)
LMPVPI Total Return Subaccount (Class II)
Lord Abbett Growth and Income Subaccount (Class VC)
Lord Abbett Mid-Cap Value Subaccount (Class VC)
MIST BlackRock Large-Cap Core Subaccount (Class A)
MIST Pioneer Mid-Cap Value Subaccount (Class A)
MSF Western Asset Management High Yield Bond Subaccount (Class A)
PIMCO VIT Real Return Subaccount (Administrative Class)
Pioneer America Income VCT Subaccount (Class II)
Pioneer Equity Opportunity VCT Subaccount (Class II)
Pioneer Small and Mid Cap Growth VCT Subaccount (Class II)
Pioneer Value VCT Subaccount (Class II)
Putnam VT International Equity Subaccount (Class IB)
Putnam VT Small Cap Value Subaccount (Class IB)

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2007

                              AIM V.I. MID CAP                       ALGER AMERICAN   AMERICAN FUNDS
                                 CORE EQUITY    AIM V.I. UTILITIES  LEVERAGED ALLCAP  GLOBAL GROWTH
                                 SUBACCOUNT         SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
                                 (SERIES II)        (SERIES I)          (CLASS S)        (CLASS 2)
                              ----------------  ------------------  ----------------  --------------
ASSETS:
   Investments at fair value     $2,855,634         $2,730,393         $4,041,927      $24,071,615
                                 ----------         ----------         ----------      -----------
         Total Assets             2,855,634          2,730,393          4,041,927       24,071,615
                                 ----------         ----------         ----------      -----------
LIABILITIES:
   Other payables
      Insurance charges                 427                397                588            3,588
      Administrative fees                35                 34                 50              299
   Due to MetLife Insurance
      Company of Connecticut             --                 --                 --               --
                                 ----------         ----------         ----------      -----------
         Total Liabilities              462                431                638            3,887
                                 ----------         ----------         ----------      -----------
NET ASSETS                       $2,855,172         $2,729,962         $4,041,289      $24,067,728
                                 ==========         ==========         ==========      ===========

   The accompanying notes are an integral part of these financial statements.

                              AMERICAN FUNDS  AMERICAN FUNDS                           DREYFUS
                               GROWTH-INCOME      GROWTH      CREDIT SUISSE TRUST    MIDCAP STOCK
                                SUBACCOUNT      SUBACCOUNT     GLOBAL SMALL CAP       SUBACCOUNT
                                 (CLASS 2)       (CLASS 2)        SUBACCOUNT       (SERVICE SHARES)
                              --------------  --------------  -------------------  ----------------
ASSETS:
   Investments at fair value    $44,988,255     $55,788,573         $684,699          $4,433,720
                                -----------     -----------         --------          ----------
         Total Assets            44,988,255      55,788,573          684,699           4,433,720
                                -----------     -----------         --------          ----------
LIABILITIES:
   Other payables
      Insurance charges               6,805           8,342              103                 661
      Administrative fees               558             693                9                  55
   Due to MetLife Insurance
      Company of Connecticut             --              --               --                  --
                                -----------     -----------         --------          ----------
         Total Liabilities            7,363           9,035              112                 716
                                -----------     -----------         --------          ----------
NET ASSETS                      $44,980,892     $55,779,538         $684,587          $4,433,004
                                ===========     ===========         ========          ==========

   The accompanying notes are an integral part of these financial statements.

                               DREYFUS SOCIALLY     DREYFUS VIF         DREYFUS VIF         DWS VIT
                              RESPONSIBLE GROWTH    APPRECIATION    DEVELOPING LEADERS  EQUITY 500 INDEX
                                  SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                               (SERVICE SHARES)   (INITIAL SHARES)   (INITIAL SHARES)      (CLASS B)
                              ------------------  ----------------  ------------------  ----------------
ASSETS:
   Investments at fair value       $279,745           $2,400,273         $7,239,029        $5,511,473
                                   --------           ----------         ----------        ----------
         Total Assets               279,745            2,400,273          7,239,029         5,511,473
                                   --------           ----------         ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                  43                  357              1,096               815
      Administrative fees
   Due to MetLife Insurance               3                   30                 90                68
      Company of Connecticut             --                   --                 --                --
                                   --------           ----------         ----------        ----------
         Total Liabilities               46                  387              1,186               883
                                   --------           ----------         ----------        ----------
NET ASSETS                         $279,699           $2,399,886         $7,237,843        $5,510,590
                                   ========           ==========         ==========        ==========

                                 DWS VIT RREEF                DWSI
                              REAL ESTATE SECURITIES  GLOBAL OPPORTUNITIES
                                    SUBACCOUNT              SUBACCOUNT
                                     (CLASS B)               (CLASS B)
                              ----------------------  --------------------
ASSETS:
   Investments at fair value        $5,103,483               $3,807,476
                                    ----------               ----------
      Total Assets                   5,103,483                3,807,476
                                    ----------               ----------
LIABILITIES:
   Other payables
      Insurance charges                    764                      571
      Administrative fees
   Due to MetLife Insurance                 62                       48
      Company of Connecticut                --                       --
                                    ----------               ----------
         Total Liabilities                 826                      619
                                    ----------               ----------
NET ASSETS                          $5,102,657               $3,806,857
                                    ==========               ==========

   The accompanying notes are an integral part of these financial statements.

                                 DWSII       DWSI          DWSI             DWSI
                               BALANCED      BOND     CAPITAL GROWTH  GROWTH & INCOME
                              SUBACCOUNT  SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
                               (CLASS B)   (CLASS B)    (CLASS B)        (CLASS B)
                              ----------  ----------  --------------  ---------------
ASSETS:
   Investments at fair value  $3,697,679   $526,477     $7,944,200       $6,122,033
                              ----------   --------     ----------       ----------
         Total Assets          3,697,679    526,477      7,944,200        6,122,033
                              ----------   --------     ----------       ----------
LIABILITIES:
   Other payables
      Insurance charges              570         77          1,207              987
      Administrative fees             46          7             98               76
   Due to MetLife Insurance
      Company of Connecticut          --         --             --               --
                              ----------   --------     ----------       ----------
         Total Liabilities           616         84          1,305            1,063
                              ----------   --------     ----------       ----------
NET ASSETS                    $3,697,063   $526,393     $7,942,895       $6,120,970
                              ==========   ========     ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                  DWSI          DWSII           DWSII          DWSII             DWSII                 DWSII
                              HEALTH CARE  INTERNATIONAL  STRATEGIC INCOME   BLUE CHIP  CONSERVATIVE ALLOCATION  CORE FIXED INCOME
                               SUBACCOUNT    SUBACCOUNT      SUBACCOUNT     SUBACCOUNT       SUBACCOUNT              SUBACCOUNT
                               (CLASS B)     (CLASS B)       (CLASS B)       (CLASS B)        (CLASS B)              (CLASS B)
                              -----------  -------------  ----------------  ----------  -----------------------  ------------------
ASSETS:
   Investments at fair value   $2,893,172    $5,793,025      $4,714,018     $5,881,372        $11,019,224            $6,718,704
                               ----------    ----------      ----------     ----------        -----------            ----------
         Total Assets           2,893,172     5,793,025       4,714,018      5,881,372         11,019,224             6,718,704
                               ----------    ----------      ----------     ----------        -----------            ----------
LIABILITIES:
   Other payables
      Insurance charges               445           912             726            885              1,652                   993
      Administrative fees              36            72              58             73                136                    83
   Due to MetLife Insurance
      Company of Connecticut           --            --              --             --                 --                    --
                               ----------    ----------      ----------     ----------        -----------            ----------
         Total Liabilities            481           984             784            958              1,788                 1,076
                               ----------    ----------      ----------     ----------        -----------            ----------
NET ASSETS                     $2,892,691    $5,792,041      $4,713,234     $5,880,414        $11,017,436            $6,717,628
                               ==========    ==========      ==========     ==========        ===========            ==========

   The accompanying notes are an integral part of these financial statements.

                                     DWSII            DWSII DREMAN         DWSII DREMAN          DWSII
                              DAVIS VENTURE VALUE  HIGH RETURN EQUITY  SMALL MID CAP VALUE  GLOBAL THEMATIC
                                  SUBACCOUNT           SUBACCOUNT           SUBACCOUNT         SUBACCOUNT
                                   (CLASS B)            (CLASS B)           (CLASS B)          (CLASS B)
                              -------------------  ------------------  -------------------  ---------------
ASSETS:
   Investments at fair value      $10,210,680          $17,533,632          $8,142,916         $4,975,405
                                  -----------          -----------          ----------         ----------
         Total Assets              10,210,680           17,533,632           8,142,916          4,975,405
                                  -----------          -----------          ----------         ----------
LIABILITIES:
   Other payables
      Insurance charges                 1,554                2,556               1,228                755
      Administrative fees                 126                  216                 101                 62
   Due to MetLife Insurance
      Company of Connecticut               --                   --                  --                 --
                                  -----------          -----------          ----------         ----------
         Total Liabilities              1,680                2,772               1,329                817
                                  -----------          -----------          ----------         ----------
NET ASSETS                        $10,209,000          $17,530,860          $8,141,587         $4,974,588
                                  ===========          ===========          ==========         ==========

   The accompanying notes are an integral part of these financial statements.

                                     DWSII
                              GOVERNMENT & AGENCY        DWSII           DWSII
                                   SECURITIES      GROWTH ALLOCATION  HIGH INCOME
                                   SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
                                   (CLASS B)           (CLASS B)       (CLASS B)
                              -------------------  -----------------  -----------
ASSETS:
   Investments at fair value       $1,496,424         $17,863,295      $4,937,779
                                   ----------         -----------      ----------
         Total Assets               1,496,424          17,863,295       4,937,779
                                   ----------         -----------      ----------
LIABILITIES:
   Other payables
      Insurance charges                   228               2,708             742
      Administrative fees                  18                 221              61
   Due to MetLife Insurance
      Company of Connecticut               --                 --               --
                                   ----------         -----------      ----------
         Total Liabilities                246               2,929             803
                                   ----------         -----------      ----------
NET ASSETS                         $1,496,178         $17,860,366      $4,936,976
                                   ==========         ===========      ==========

                              DWSII INTERNATIONAL    DWSII JANUS         DWSII
                                 SELECT EQUITY     GROWTH & INCOME  LARGE CAP VALUE
                                  SUBACCOUNT          SUBACCOUNT       SUBACCOUNT
                                   (CLASS B)          (CLASS B)        (CLASS B)
                              -------------------  ---------------  ---------------
ASSETS:
   Investments at fair value       $6,359,240         $2,243,087       $3,178,408
                                   ----------         ----------       ----------
         Total Assets               6,359,240          2,243,087        3,178,408
                                   ----------         ----------       ----------
LIABILITIES:
   Other payables
      Insurance charges                   987                347              491
      Administrative fees                  79                 28               40
Due to MetLife Insurance
   Company of Connecticut                  --                 --               --
                                   ----------         ----------       ----------
      Total Liabilities                 1,066                375              531
                                   ----------         ----------       ----------
NET ASSETS                         $6,358,174         $2,242,712       $3,177,877
                                   ==========         ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                   DWSII              DWSII            DWSII          DWSII
                              MID CAP GROWTH  MODERATE ALLOCATION  MONEY MARKET  SMALL CAP GROWTH
                                SUBACCOUNT        SUBACCOUNT        SUBACCOUNT      SUBACCOUNT
                                 (CLASS B)         (CLASS B)         (CLASS B)       (CLASS B)
                              --------------  -------------------  ------------  ----------------
ASSETS:
   Investments at fair value    $964,295         $17,240,810        $4,766,123     $3,151,441
                                --------         -----------        ----------     ----------
         Total Assets            964,295          17,240,810         4,766,123      3,151,441
                                --------         -----------        ----------     ----------
LIABILITIES:
   Other payables
      Insurance charges              134               2,615               682            501
      Administrative fees             12                 213                59             39
   Due to MetLife Insurance
      Company of Connecticut          --                  --                --             --
                                --------         -----------        ----------     ----------
         Total Liabilities           146               2,828               741            540
                                --------         -----------        ----------     ----------
NET ASSETS                      $964,149         $17,237,982        $4,765,382     $3,150,901
                                ========         ===========        ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                                              DWSII                             FIDELITY VIP                        FTVIPT FRANKLIN
                                 DWSII    TURNER MID CAP     FIDELITY VIP     DYNAMIC CAPITAL      FIDELITY VIP    RISING DIVIDENDS
                              TECHNOLOGY      GROWTH          CONTRAFUND        APPRECIATION         MID CAP          SECURITIES
                              SUBACCOUNT    SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                               (CLASS B)    (CLASS B)     (SERVICE CLASS 2)  (SERVICE CLASS 2)  (SERVICE CLASS 2)      (CLASS 2)
                              ----------  --------------  -----------------  -----------------  -----------------  ----------------
ASSETS:
   Investments at fair value  $1,543,034    $2,585,960       $25,971,107        $1,484,573        $30,671,393        $13,499,890
         Total Assets         ----------    ----------       -----------        ----------        -----------        -----------
                               1,543,034     2,585,960        25,971,107         1,484,573         30,671,393         13,499,890
LIABILITIES:                  ----------    ----------       -----------        ----------        -----------        -----------
   Other payables
      Insurance charges              228           406             3,868               212              4,463              1,965
      Administrative fees             19            32               322                18                381                168
   Due to MetLife Insurance
      Company of Connecticut          --            --                --                --                 --                 --
                              ----------    ----------       -----------        ----------        -----------        -----------
         Total Liabilities           247           438             4,190               230              4,844              2,133
                              ----------    ----------       -----------        ----------        -----------        -----------
NET ASSETS                    $1,542,787    $2,585,522       $25,966,917        $1,484,343        $30,666,549        $13,497,757
                              ==========    ==========       ===========        ==========        ===========        ===========


   The accompanying notes are an integral part of these financial statements.

                               FTVIPT FRANKLIN    FTVIPT TEMPLETON                          JANUS ASPEN
                                SMALL MID-CAP    DEVELOPING MARKETS   FTVIPT TEMPLETON      GLOBAL LIFE
                              GROWTH SECURITIES      SECURITIES      FOREIGN SECURITIES      SCIENCES
                                  SUBACCOUNT         SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                   (CLASS 2)          (CLASS 2)           (CLASS 2)      (SERVICE SHARES)
                              -----------------  ------------------  ------------------  ----------------
ASSETS:
   Investments at fair value      $7,329,984         $17,565,342         $21,789,963         $305,965
                                  ----------         -----------         -----------         --------
         Total Assets              7,329,984          17,565,342          21,789,963          305,965
                                  ----------         -----------         -----------         --------
LIABILITIES:
   Other payables
      Insurance charges                1,032               2,551               3,201               43
      Administrative fees                 91                 216                 269                4
   Due to MetLife Insurance
      Company of Connecticut              --                  --                  --               --
                                  ----------         -----------         -----------         --------
         Total Liabilities             1,123               2,767               3,470               47
                                  ----------         -----------         -----------         --------
NET ASSETS                        $7,328,861         $17,562,575         $21,786,493         $305,918
                                  ==========         ===========         ===========         ========

   The accompanying notes are an integral part of these financial statements.

                                 JANUS ASPEN        JANUS ASPEN          LMPVET             LMPVET          LMPVET        LMPVET
                              GLOBAL TECHNOLOGY  WORLDWIDE GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH  APPRECIATION  EQUITY INDEX
                                  SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                               (SERVICE SHARES)  (SERVICE SHARES)      (CLASS I)          (CLASS II)       (CLASS I)    (CLASS II)
                              -----------------  ----------------  -----------------  -----------------  ------------  ------------
ASSETS:
   Investments at fair value      $2,856,610         $289,994          $7,205,488         $6,942,448      $1,645,885    $13,109,760
                                  ----------         --------          ----------         ----------      ----------    -----------
         Total Assets              2,856,610          289,994           7,205,488          6,942,448       1,645,885     13,109,760
                                  ----------         --------          ----------         ----------      ----------    -----------
LIABILITIES:
   Other payables
      Insurance charges                  427               43               1,082              1,030             242          1,929
      Administrative fees                 35                4                  90                 86              20            163
   Due to MetLife Insurance
      Company of Connecticut              --               --                  --                 --              --             --
                                  ----------         --------          ----------         ----------      ----------    -----------
         Total Liabilities               462               47               1,172              1,116             262          2,092
                                  ----------         --------          ----------         ----------      ----------    -----------
NET ASSETS                        $2,856,148         $289,947          $7,204,316         $6,941,332      $1,645,623    $13,107,668
                                  ==========         ========          ==========         ==========      ==========    ===========

   The accompanying notes are an integral part of these financial statements.

                                   LMPVET          LMPVET         LMPVET            LMPVET
                              FUNDAMENTAL VALUE   INVESTORS  LARGE CAP GROWTH  SMALL CAP GROWTH
                                  SUBACCOUNT     SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                  (CLASS I)       (CLASS I)      (CLASS I)         (CLASS I)
                              -----------------  ----------  ----------------  ----------------
ASSETS:
   Investments at fair value      $4,590,855     $3,080,115     $2,440,026        $4,921,726
                                  ----------     ----------     ----------        ----------
         Total Assets              4,590,855      3,080,115      2,440,026         4,921,726
                                  ----------     ----------     ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                  669            458            368               736
      Administrative fees                 56             38             30                61
   Due to MetLife Insurance
      Company of Connecticut              --             --             --                --
                                  ----------     ----------     ----------        ----------
         Total Liabilities               725            496            398               797
                                  ----------     ----------     ----------        ----------
NET ASSETS                        $4,590,130     $3,079,619     $2,439,628        $4,920,929
                                  ==========     ==========     ==========        ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                      MIST
                                                      LMPVET           LMPVIT     BATTERYMARCH  MIST BLACKROCK  MIST BLACKROCK
                                   LMPVET       CAPITAL AND INCOME   ADJUSTABLE  MID-CAP STOCK    HIGH YIELD    LARGE-CAP CORE
                              SOCIAL AWARENESS      SUBACCOUNT      RATE INCOME    SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                 SUBACCOUNT         (CLASS II)       SUBACCOUNT    (CLASS A)       (CLASS A)       (CLASS E)
                              ----------------  ------------------  -----------  -------------  --------------  --------------
ASSETS:
   Investments at fair value     $1,016,608         $4,785,578       $2,424,118    $5,296,486     $11,726,776     $4,252,489
                                 ----------         ----------       ----------    ----------     -----------     ----------
         Total Assets             1,016,608          4,785,578        2,424,118     5,296,486      11,726,776      4,252,489
                                 ----------         ----------       ----------    ----------     -----------     ----------
LIABILITIES:
   Other payables
      Insurance charges                 143                679              361           764           1,579            658
      Administrative fees                12                 59               30            66             144             53
   Due to MetLife Insurance
      Company of Connecticut             --              3,867               --            --              --             --
                                 ----------         ----------       ----------    ----------     -----------     ----------
         Total Liabilities              155              4,605              391           830           1,723            711
                                 ----------         ----------       ----------    ----------     -----------     ----------
NET ASSETS                       $1,016,453         $4,780,973       $2,423,727    $5,295,656     $11,725,053     $4,251,778
                                 ==========         ==========       ==========    ==========     ===========     ==========

   The accompanying notes are an integral part of these financial statements.

                                                    MIST
                                MIST DREMAN    HARRIS OAKMARK      MIST          MIST
                              SMALL-CAP VALUE  INTERNATIONAL   JANUS FORTY  LAZARD MID-CAP
                                SUBACCOUNT       SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                 (CLASS A)       (CLASS A)      (CLASS A)     (CLASS B)
                              ---------------  --------------  -----------  --------------
ASSETS:
   Investments at fair value      $499,083       $7,221,372    $10,612,239     $430,006
                                  --------       ----------    -----------     --------
         Total Assets              499,083        7,221,372     10,612,239      430,006
                                  --------       ----------    -----------     --------
LIABILITIES:
   Other payables
      Insurance charges                 72            1,090          1,552           62
      Administrative fees                6               89            132            5
   Due to MetLife Insurance
      Company of Connecticut            --               --             --           --
                                  --------       ----------    -----------     --------
         Total Liabilities              78            1,179          1,684           67
                                  --------       ----------    -----------     --------
NET ASSETS                        $499,005       $7,220,193    $10,610,555     $429,939
                                  ========       ==========    ===========     ========

   The accompanying notes are an integral part of these financial statements.

                                      MIST
                              LEGG MASON PARTNERS  MIST LORD ABBETT   MIST LORD ABBETT
                                 MANAGED ASSETS     BOND DEBENTURE   GROWTH AND INCOME
                                   SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                                   (CLASS A)           (CLASS A)         (CLASS B)
                              -------------------  ----------------  -----------------
ASSETS:
   Investments at fair value       $4,379,421         $3,988,384        $28,512,995
                                   ----------         ----------        -----------
         Total Assets               4,379,421          3,988,384         28,512,995
                                   ----------         ----------        -----------
LIABILITIES:
   Other payables
      Insurance charges                   654                595              3,742
      Administrative fees                  54                 49                354
   Due to MetLife Insurance
      Company of Connecticut               --                 --                 --
                                   ----------         ----------        -----------
         Total Liabilities                708                644              4,096
                                   ----------         ----------        -----------
NET ASSETS                         $4,378,713         $3,987,740        $28,508,899
                                   ==========         ==========        ===========

                              MIST LORD ABBETT      MIST MET/AIM          MIST MET/AIM
                                MID-CAP VALUE   CAPITAL APPRECIATION  CAPITAL APPRECIATION
                                 SUBACCOUNT          SUBACCOUNT            SUBACCOUNT
                                  (CLASS B)           (CLASS A)             (CLASS E)
                              ----------------  --------------------  --------------------
ASSETS:
   Investments at fair value     $12,279,411         $2,899,011            $6,777,774
                                 -----------         ----------            ----------
         Total Assets             12,279,411          2,899,011             6,777,774
                                 -----------         ----------            ----------
LIABILITIES:
   Other payables
      Insurance charges                1,832                428                   973
      Administrative fees                152                 36                    84
   Due to MetLife Insurance
      Company of Connecticut              --                 --                    --
                                 -----------         ----------            ----------
         Total Liabilities             1,984                464                 1,057
                                 -----------         ----------            ----------
NET ASSETS                       $12,277,427         $2,898,547            $6,776,717
                                 ===========         ==========            ==========

   The accompanying notes are an integral part of these financial statements.

                                                     MIST            MIST
                                MIST MET/AIM     MFS EMERGING    MFS RESEARCH     MIST
                              SMALL CAP GROWTH  MARKETS EQUITY  INTERNATIONAL   MFS VALUE
                                 SUBACCOUNT       SUBACCOUNT      SUBACCOUNT   SUBACCOUNT
                                 (CLASS A)         (CLASS A)      (CLASS B)     (CLASS A)
                              ----------------  --------------  -------------  ----------
ASSETS:
   Investments at fair value      $439,458        $6,019,504      $2,036,191   $9,217,868
                                  --------        ----------      ----------   ----------
         Total Assets              439,458         6,019,504       2,036,191    9,217,868
                                  --------        ----------      ----------   ----------
LIABILITIES:
   Other payables
      Insurance charges                 65               875             292        1,374
      Administrative fees                5                75              25          114
   Due to MetLife Insurance
      Company of Connecticut            --                --              --           --
                                  --------        ----------      ----------   ----------
         Total Liabilities              70               950             317        1,488
                                  --------        ----------      ----------   ----------
NET ASSETS                        $439,388        $6,018,554      $2,035,874   $9,216,380
                                  ========        ==========      ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                                    MIST                MIST               MIST
                              NEUBERGER BERMAN       OPPENHEIMER      PIMCO INFLATION      MIST
                                REAL ESTATE     CAPITAL APPRECIATION  PROTECTED BOND   PIONEER FUND
                                 SUBACCOUNT          SUBACCOUNT         SUBACCOUNT      SUBACCOUNT
                                 (CLASS A)            (CLASS B)          (CLASS A)      (CLASS A)
                              ----------------  --------------------  ---------------  ------------
ASSETS:
   Investments at fair value     $12,979,313         $6,810,890         $11,978,775     $1,096,201
                                 -----------         ----------         -----------     ----------
         Total Assets             12,979,313          6,810,890          11,978,775      1,096,201
                                 -----------         ----------         -----------     ----------
LIABILITIES:
   Other payables
      Insurance charges                1,851                979               1,745            156
      Administrative fees                158                 84                 147             13
   Due to MetLife Insurance
      Company of Connecticut              --                 --                  --             --
                                 -----------         ----------         -----------     ----------
         Total Liabilities             2,009              1,063               1,892            169
                                 -----------         ----------         -----------     ----------
NET ASSETS                       $12,977,304         $6,809,827         $11,976,883     $1,096,032
                                 ===========         ==========         ===========     ==========

                                     MIST              MIST
                              PIONEER STRATEGIC   THIRD AVENUE
                                   INCOME        SMALL CAP VALUE
                                 SUBACCOUNT        SUBACCOUNT
                                  (CLASS A)         (CLASS B)
                              -----------------  ---------------
ASSETS:
   Investments at fair value      $9,598,429       $23,373,093
                                  ----------       -----------
         Total Assets              9,598,429        23,373,093
                                  ----------       -----------
LIABILITIES:
   Other payables
      Insurance charges                1,400             3,402
      Administrative fees                118               290
   Due to MetLife Insurance
      Company of Connecticut              --                --
                                  ----------       -----------
         Total Liabilities             1,518             3,692
                                  ----------       -----------
NET ASSETS                        $9,596,911       $23,369,401
                                  ==========       ===========

   The accompanying notes are an integral part of these financial statements.

                                MSF BLACKROCK    MSF BLACKROCK  MSF BLACKROCK       MSF
                              AGGRESSIVE GROWTH   BOND INCOME    MONEY MARKET  FI LARGE CAP
                                  SUBACCOUNT      SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                                  (CLASS D)        (CLASS A)      (CLASS A)      (CLASS A)
                              -----------------  -------------  -------------  ------------
ASSETS:
   Investments at fair value      $5,818,822       $8,452,200    $34,542,169    $4,555,852
                                  ----------       ----------    -----------    ----------
         Total Assets              5,818,822        8,452,200     34,542,169     4,555,852
                                  ----------       ----------    -----------    ----------
LIABILITIES:
   Other payables
      Insurance charges                  834            1,225          5,132           688
      Administrative fees                 72              104            426            57
   Due to MetLife Insurance
      Company of Connecticut              --               --             --            --
                                  ----------       ----------    -----------    ----------
         Total Liabilities               906            1,329          5,558           745
                                  ----------       ----------    -----------    ----------
NET ASSETS                        $5,817,916       $8,450,871    $34,536,611    $4,555,107
                                  ==========       ==========    ===========    ==========

   The accompanying notes are an integral part of these financial statements.

                                                                       MSF METLIFE       MSF METLIFE
                                     MSF             MSF METLIFE       CONSERVATIVE    CONSERVATIVE TO
                              FI VALUE LEADERS  AGGRESSIVE ALLOCATION   ALLOCATION   MODERATE ALLOCATION
                                 SUBACCOUNT           SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                  (CLASS D)           (CLASS B)         (CLASS B)         (CLASS B)
                              ----------------  ---------------------  ------------  -------------------
ASSETS:
   Investments at fair value     $11,078,851          $2,058,480        $2,799,822        $3,940,255
                                 -----------          ----------        ----------        ----------
         Total Assets             11,078,851           2,058,480         2,799,822         3,940,255
                                 -----------          ----------        ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                1,658                 337               447               582
      Administrative fees                137                  25                34                48
   Due to MetLife Insurance
      Company of Connecticut              --                  --                --                --
                                 -----------          ----------        ----------        ----------
         Total Liabilities             1,795                 362               481               630
                                 -----------          ----------        ----------        ----------
NET ASSETS                       $11,077,056          $2,058,118        $2,799,341        $3,939,625
                                 ===========          ==========        ==========        ==========

                                                        MSF METLIFE
                                  MSF METLIFE           MODERATE TO
                              MODERATE ALLOCATION  AGGRESSIVE ALLOCATION
                                   SUBACCOUNT            SUBACCOUNT
                                   (CLASS B)             (CLASS B)
                              -------------------  ---------------------
ASSETS:
   Investments at fair value      $12,646,298          $6,675,290
                                  -----------          ----------
         Total Assets              12,646,298           6,675,290
                                  -----------          ----------
LIABILITIES:
   Other payables
      Insurance charges                 1,952               1,004
      Administrative fees                 157                  82
   Due to MetLife Insurance
      Company of Connecticut               --                  --
                                  -----------          ----------
         Total Liabilities              2,109               1,086
                                  -----------          ----------
NET ASSETS                        $12,644,189          $6,674,204
                                  ===========          ==========

   The accompanying notes are an integral part of these financial statements.

                                                               MSF              MSF
                                 MSF MFS       MSF MFS     OPPENHEIMER     T. ROWE PRICE
                              TOTAL RETURN  TOTAL RETURN  GLOBAL EQUITY   LARGE CAP GROWTH
                               SUBACCOUNT    SUBACCOUNT    SUBACCOUNT        SUBACCOUNT
                               (CLASS B)      (CLASS F)     (CLASS B)        (CLASS B)
                              ------------  ------------  -------------  -----------------
ASSETS:
   Investments at fair value   $5,485,040    $33,331,699   $33,278,095      $2,730,610
                               ----------    -----------   -----------      ----------
         Total Assets           5,485,040     33,331,699    33,278,095       2,730,610
                               ----------    -----------   -----------      ----------
LIABILITIES:
   Other payables
      Insurance charges               850          4,894         4,888             394
      Administrative fees              68            412           412              34
   Due to MetLife Insurance
      Company of Connecticut           --             --            --              --
                               ----------    -----------   -----------      ----------
         Total Liabilities            918          5,306         5,300             428
                               ----------    -----------   -----------      ----------
NET ASSETS                     $5,484,122    $33,326,393   $33,272,795      $2,730,182
                               ==========    ===========   ===========      ==========

   The accompanying notes are an integral part of these financial statements.

                              MSF WESTERN ASSET
                                  MANAGEMENT           PIMCO VIT            PIONEER
                               U.S. GOVERNMENT        TOTAL RETURN         BOND VCT
                                  SUBACCOUNT           SUBACCOUNT         SUBACCOUNT
                                  (CLASS A)      (ADMINISTRATIVE CLASS)   (CLASS II)
                              -----------------  ----------------------  ------------
ASSETS:
   Investments at fair value      $5,929,526           $27,025,149        $9,708,191
                                  ----------           -----------        ----------
         Total Assets              5,929,526            27,025,149         9,708,191
                                  ----------           -----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                  767                 3,960             1,396
      Administrative fees                 73                   332               119
   Due to MetLife Insurance
      Company of Connecticut              --                    --                --
                                  ----------           -----------        ----------
         Total Liabilities               840                 4,292             1,515
                                  ----------           -----------        ----------
NET ASSETS                        $5,928,686           $27,020,857        $9,706,676
                                  ==========           ===========        ==========

                                   PIONEER      PIONEER EMERGING       PIONEER
                              CULLEN VALUE VCT     MARKETS VCT    EQUITY INCOME VCT
                                 SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
                                 (CLASS II)        (CLASS II)         (CLASS II)
                              ----------------  ----------------  -----------------
ASSETS:
   Investments at fair value     $8,261,796        $16,569,716       $12,466,829
                                 ----------        -----------       -----------
         Total Assets             8,261,796         16,569,716        12,466,829
                                 ----------        -----------       -----------
LIABILITIES:
   Other payables
      Insurance charges               1,160              2,383             1,701
      Administrative fees               103                205               155
   Due to MetLife Insurance
      Company of Connecticut             --                 --                --
                                 ----------        -----------       -----------
         Total Liabilities            1,263              2,588             1,856
                                 ----------        -----------       -----------
NET ASSETS                       $8,260,533        $16,567,128       $12,464,973
                                 ==========        ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                                               PIONEER                     PIONEER IBBOTSON
                                 PIONEER       GLOBAL          PIONEER        AGGRESSIVE
                                FUND VCT   HIGH YIELD VCT  HIGH YIELD VCT   ALLOCATION VCT
                               SUBACCOUNT    SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                               (CLASS II)     CLASS II)      (CLASS II)       (CLASS II)
                              -----------  --------------  --------------  ----------------
ASSETS:
   Investments at fair value  $16,553,420    $5,154,571      $13,521,455      $5,526,540
                              -----------    ----------      -----------      ----------
         Total Assets          16,553,420     5,154,571       13,521,455       5,526,540
                              -----------    ----------      -----------      ----------
LIABILITIES:
   Other payables
      Insurance charges             2,454           793            1,908             787
      Administrative fees             206            63              167              68
   Due to MetLife Insurance
      Company of Connecticut           --            --               --              --
                              -----------    ----------      -----------      ----------
         Total Liabilities          2,660           856            2,075             855
                              -----------    ----------      -----------      ----------
NET ASSETS                    $16,550,760    $5,153,715      $13,519,380      $5,525,685
                              ===========    ==========      ===========      ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                                                     PIONEER
                              PIONEER IBBOTSON  PIONEER IBBOTSON                       PIONEER                      OAK RIDGE
                                   GROWTH           MODERATE           PIONEER      INTERNATIONAL  PIONEER MID CAP  LARGE CAP
                               ALLOCATION VCT    ALLOCATION VCT   INDEPENDENCE VCT    VALUE VCT       VALUE VCT     GROWTH VCT
                                 SUBACCOUNT        SUBACCOUNT        SUBACCOUNT       SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                 (CLASS II)        (CLASS II)        (CLASS II)       (CLASS II)     (CLASS II)     (CLASS II)
                              ----------------  ----------------  ----------------  -------------  ---------------  ----------
ASSETS:
   Investments at fair value    $110,661,932       $56,554,705       $2,297,936       $5,797,434     $11,423,418    $6,041,552
                                ------------       -----------       ----------       ----------     -----------    ----------
         Total Assets            110,661,932        56,554,705        2,297,936        5,797,434      11,423,418     6,041,552
                                ------------       -----------       ----------       ----------     -----------    ----------
LIABILITIES:
   Other payables
      Insurance charges               18,852             9,293              340              829           1,595           885
      Administrative fees              1,367               699               28               72             141            75
   Due to MetLife Insurance
      Company of Connecticut              --                --               --               --              --            --
                                ------------       -----------       ----------       ----------     -----------    ----------
         Total Liabilities            20,219             9,992              368              901           1,736           960
                                ------------       -----------       ----------       ----------     -----------    ----------
NET ASSETS                      $110,641,713       $56,544,713       $2,297,568       $5,796,533     $11,421,682    $6,040,592
                                ============       ===========       ==========       ==========     ===========    ==========

   The accompanying notes are an integral part of these financial statements.

                              PIONEER REAL ESTATE  PIONEER SMALL  PIONEER STRATEGIC  VAN KAMPEN LIT
                                  SHARES VCT       CAP VALUE VCT     INCOME VCT         COMSTOCK
                                  SUBACCOUNT         SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                  (CLASS II)         (CLASS II)       (CLASS II)       (CLASS II)
                              -------------------  -------------  -----------------  --------------
ASSETS:
   Investments at fair value       $7,785,868        $6,895,810      $22,425,511       $12,613,255
                                   ----------        ----------      -----------       -----------
         Total Assets               7,785,868         6,895,810       22,425,511        12,613,255
                                   ----------        ----------      -----------       -----------
LIABILITIES:
   Other payables
      Insurance charges                 1,088               979            3,202             1,865
      Administrative fees                  95                85              276               156
   Due to MetLife Insurance
      Company of Connecticut               --                --               --                --
                                   ----------        ----------      -----------       -----------
         Total Liabilities              1,183             1,064            3,478             2,021
                                   ----------        ----------      -----------       -----------
NET ASSETS                         $7,784,685        $6,894,746      $22,422,033       $12,611,234
                                   ==========        ==========      ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                                   VAN KAMPEN
                                 LIT ENTERPRISE
                              SUBACCOUNT (CLASS II)
                              ---------------------
ASSETS:
   Investments at fair value         $189,891
                                     --------
         Total Assets                 189,891
                                     --------
LIABILITIES:
   Other payables
      Insurance charges                    27
      Administrative fees                   2
   Due to MetLife Insurance
      Company of Connecticut               --
                                     --------
         Total Liabilities                 29
                                     --------
NET ASSETS                           $189,862
                                     ========

   The accompanying notes are an integral part of these financial statements.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2007

                                             AIM V.I. MID CAP   AIM V.I.   AIM V.I. CAPITAL   ALGER AMERICAN
                                                CORE EQUITY     UTILITIES    APPRECIATION    LEVERAGED ALLCAP
                                                SUBACCOUNT     SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                                (SERIES II)    (SERIES I)   (SERIES II) (a)      (CLASS S)
                                             ----------------  ----------  ----------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $  1,345       $ 49,273      $       --         $     --
                                                 --------       --------      ----------         --------
EXPENSES:
      Mortality and expense risk
         charges                                   51,418         44,514          33,013           52,511
      Administrative charges                        4,233          3,801           2,823            4,498
                                                 --------       --------      ----------         --------
         Total expenses                            55,651         48,315          35,836           57,009
                                                 --------       --------      ----------         --------
            Net investment income (loss)          (54,306)           958         (35,836)         (57,009)
                                                 --------       --------      ----------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  40,418        127,712              --               --
      Realized gains (losses) on sale of
         investments                               50,016        181,290       1,270,367          139,677
                                                 --------       --------      ----------         --------
            Net realized gains (losses)            90,434        309,002       1,270,367          139,677
                                                 --------       --------      ----------         --------
      Change in unrealized gains (losses)
         on investments                           156,099        104,574        (860,370)         669,548
                                                 --------       --------      ----------         --------
      Net increase (decrease) in net assets
         resulting from operations               $192,227       $414,534      $  374,161         $752,216
                                                 ========       ========      ==========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             AMERICAN FUNDS  AMERICAN FUNDS  AMERICAN FUNDS
                                              GLOBAL GROWTH   GROWTH-INCOME      GROWTH
                                               SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                (CLASS 2)       (CLASS 2)       (CLASS 2)
                                             --------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                $  622,675     $  705,051       $  433,751
                                               ----------     ----------       ----------
EXPENSES:
      Mortality and expense risk
         charges                                  413,178        878,208        1,035,266
      Administrative charges                       34,228         71,925           85,828
                                               ----------     ----------       ----------
         Total expenses                           447,406        950,133        1,121,094
                                               ----------     ----------       ----------
            Net investment income (loss)          175,269       (245,082)        (687,343)
                                               ----------     ----------       ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 934,214      1,569,583        3,895,771
      Realized gains (losses) on sale of
         investments                              680,919      1,016,429        1,761,503
                                               ----------     ----------       ----------
            Net realized gains (losses)         1,615,133      2,586,012        5,657,274
                                               ----------     ----------       ----------
      Change in unrealized gains (losses)
         on investments                           854,120       (842,340)         552,156
                                               ----------     ----------       ----------
      Net increase (decrease) in net assets
         resulting from operations             $2,644,522     $1,498,590       $5,522,087
                                               ==========     ==========       ==========

                                              CREDIT SUISSE                        DREYFUS MIDCAP
                                             TRUST EMERGING  CREDIT SUISSE TRUST        STOCK
                                                 MARKETS       GLOBAL SMALL CAP      SUBACCOUNT
                                             SUBACCOUNT (a)      SUBACCOUNT       (SERVICE SHARES)
                                             --------------  -------------------  ----------------
INVESTMENT INCOME:
      Dividends                               $        --         $     --           $  15,504
                                              -----------         --------           ---------
EXPENSES:
      Mortality and expense risk
         charges                                   27,846           14,625              91,534
      Administrative charges                        2,331            1,197               7,658
                                              -----------         --------           ---------
         Total expenses                            30,177           15,822              99,192
                                              -----------         --------           ---------
            Net investment income (loss)          (30,177)         (15,822)            (83,688)
                                              -----------         --------           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --               --             606,080
      Realized gains (losses) on sale of
         investments                            1,976,912           66,303              (8,117)
                                              -----------         --------           ---------
            Net realized gains (losses)         1,976,912           66,303             597,963
                                              -----------         --------           ---------
      Change in unrealized gains (losses)
         on investments                        (1,764,857)         (96,614)           (513,759)
                                              -----------         --------           ---------
      Net increase (decrease) in net assets
         resulting from operations            $   181,878         $(46,133)          $     516
                                              ===========         ========           =========

   The accompanying notes are an integral part of these financial statements.

                                              DREYFUS SOCIALLY      DREYFUS VIF       DREYFUS VIF          DWS VIT
                                             RESPONSIBLE GROWTH    APPRECIATION    DEVELOPING LEADERS  EQUITY 500 INDEX
                                                 SUBACCOUNT         SUBACCOUNT        SUBACCOUNT          SUBACCOUNT
                                              (SERVICE SHARES)   (INITIAL SHARES)   (INITIAL SHARES)      (CLASS B)
                                             ------------------  ----------------  ------------------  ----------------
INVESTMENT INCOME:
      Dividends                                    $   779           $ 38,516         $    61,518         $ 59,456
                                                   -------           --------         -----------         --------
EXPENSES:
      Mortality and expense risk
         charges                                     5,256             44,024             150,099           94,485
      Administrative charges                           427              3,699              12,336            7,850
                                                   -------           --------         -----------         --------
         Total expenses                              5,683             47,723             162,435          102,335
                                                   -------           --------         -----------         --------
            Net investment income (loss)            (4,904)            (9,207)           (100,917)         (42,879)
                                                   -------           --------         -----------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --                 --           1,075,555               --
      Realized gains (losses) on sale of
         investments                                 9,041             66,377             (73,226)         162,027
                                                   -------           --------         -----------         --------
            Net realized gains (losses)              9,041             66,377           1,002,329          162,027
                                                   -------           --------         -----------         --------
      Change in unrealized gains (losses)
         on investments                             11,045             66,542          (1,967,078)          44,325
                                                   -------           --------         -----------         --------
      Net increase (decrease) in net assets
         resulting from operations                 $15,182           $123,712         $(1,065,666)        $163,473
                                                   =======           ========         ===========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 DWS VIT RREEF                DWSI            DWSII
                                             REAL ESTATE SECURITIES  GLOBAL OPPORTUNITIES   BALANCED
                                                   SUBACCOUNT             SUBACCOUNT       SUBACCOUNT
                                                   (CLASS B)               (CLASS B)        (CLASS B)
                                             ----------------------  --------------------  ----------
INVESTMENT INCOME:
      Dividends                                   $    52,812              $  35,463        $115,799
                                                  -----------              ---------        --------
EXPENSES:
      Mortality and expense risk
         charges                                      111,958                 65,714          72,813
      Administrative charges                            9,186                  5,337           5,843
                                                  -----------              ---------        --------
         Total expenses                               121,144                 71,051          78,656
                                                  -----------              ---------        --------
            Net investment income (loss)              (68,332)               (35,588)         37,143
                                                  -----------              ---------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     910,579                244,883              --
      Realized gains (losses) on sale of
         investments                                  201,550                155,433          65,476
                                                  -----------              ---------        --------
            Net realized gains (losses)             1,112,129                400,316          65,476
                                                  -----------              ---------        --------
      Change in unrealized gains (losses)
         on investments                            (2,174,650)              (143,574)         (6,068)
                                                  -----------              ---------        --------
      Net increase (decrease) in net assets
         resulting from operations                $(1,130,853)             $ 221,154        $ 96,551
                                                  ===========              =========        ========

                                                DWSI          DWSI             DWSI
                                                BOND     CAPITAL GROWTH  GROWTH & INCOME
                                             SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
                                              (CLASS B)     (CLASS B)       (CLASS B)

                                             ----------  --------------  ---------------
INVESTMENT INCOME:
      Dividends                               $ 35,835     $  20,182       $  58,130
                                              --------     ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                 9,821       145,214         129,624
      Administrative charges                       854        11,834           9,980
                                              --------     ---------       ---------
         Total expenses                         10,675       157,048         139,604
                                              --------     ---------       ---------
            Net investment income (loss)        25,160      (136,866)        (81,474)
                                              --------     ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   --            --          91,145
      Realized gains (losses) on sale of
         investments                           (18,577)      227,802         130,451
                                              --------     ---------       ---------
            Net realized gains (losses)        (18,577)      227,802         221,596
                                              --------     ---------       ---------
      Change in unrealized gains (losses)
         on investments                         (7,337)      646,315        (193,561)
                                              --------     ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations            $   (754)    $ 737,251       $ (53,439)
                                              ========     =========       =========

   The accompanying notes are an integral part of these financial statements.

                                                DWSI          DWSII            DWSII          DWSII
                                             HEALTH CARE  INTERNATIONAL  STRATEGIC INCOME   BLUE CHIP
                                             SUBACCOUNT     SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
                                              (CLASS B)     (CLASS B)        (CLASS B)      (CLASS B)
                                             -----------  -------------  ----------------  ----------
INVESTMENT INCOME:
      Dividends                               $     --      $112,675         $291,880       $  41,090
                                              --------      --------         --------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                52,635       107,724           92,930         109,305
      Administrative charges                     4,236         8,472            7,537           9,063
                                              --------      --------         --------       ---------
         Total expenses                         56,871       116,196          100,467         118,368
                                              --------      --------         --------       ---------
            Net investment income (loss)       (56,871)       (3,521)         191,413         (77,278)
                                              --------      --------         --------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions              170,485            --               --         678,183
      Realized gains (losses) on sale of
         investments                            62,968       176,045            7,506         109,032
                                              --------      --------         --------       ---------
            Net realized gains (losses)        233,453       176,045            7,506         787,215
                                              --------      --------         --------       ---------
      Change in unrealized gains (losses)
         on investments                        103,781       448,543          (49,877)       (592,261)
                                              --------      --------         --------       ---------
      Net increase (decrease) in net assets
           resulting from operations          $280,363      $621,067         $149,042       $ 117,676
                                              ========      ========         ========       =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.


                                             DWSII CONSERVATIVE        DWSII               DWSII
                                                 ALLOCATION      CORE FIXED INCOME  DAVIS VENTURE VALUE
                                                 SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                                 (CLASS B)           (CLASS B)           (CLASS B)
                                             ------------------  -----------------  -------------------
INVESTMENT INCOME:
      Dividends                                  $ 227,018           $249,050             $  32,127
                                                 ---------           --------             ---------
EXPENSES:
      Mortality and expense risk
         charges                                   207,619            117,038               186,563
      Administrative charges                        17,132              9,741                15,142
                                                 ---------           --------             ---------
         Total expenses                            224,751            126,779               201,705
                                                 ---------           --------             ---------
            Net investment income (loss)             2,267            122,271              (169,578)
                                                 ---------           --------             ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  306,559                 --               124,347
      Realized gains (losses) on sale of
         investments                                93,163             (1,675)              258,201
                                                 ---------           --------             ---------
            Net realized gains (losses)            399,722             (1,675)              382,548
                                                 ---------           --------             ---------
      Change in unrealized gains (losses)
         on investments                           (108,886)            (7,065)              (15,321)
                                                 ---------           --------             ---------
      Net increase (decrease) in net assets
         resulting from operations               $ 293,103           $113,531             $ 197,649
                                                 =========           ========             =========

                                                                 DWSII DREMAN
                                                DWSII DREMAN     SMALL MID CAP       DWSII
                                             HIGH RETURN EQUITY      VALUE      GLOBAL THEMATIC
                                                 SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                                 (CLASS B)         (CLASS B)       (CLASS B)
                                             ------------------  -------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $   199,182       $    53,504      $  11,450
                                                -----------       -----------      ---------
EXPENSES:
      Mortality and expense risk
         charges                                    334,160           164,026         88,046
      Administrative charges                         28,301            13,584          7,251
                                                -----------       -----------      ---------
         Total expenses                             362,461           177,610         95,297
                                                -----------       -----------      ---------
            Net investment income (loss)           (163,279)         (124,106)       (83,847)
                                                -----------       -----------      ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   157,885         1,283,824        654,590
      Realized gains (losses) on sale of
         investments                                363,967           222,419        171,518
                                                -----------       -----------      ---------
            Net realized gains (losses)             521,852         1,506,243        826,108
                                                -----------       -----------      ---------
      Change in unrealized gains (losses)
         on investments                          (1,081,781)       (1,276,884)      (595,507)
                                                -----------       -----------      ---------
      Net increase (decrease) in net assets
         resulting from operations              $  (723,208)      $   105,253      $ 146,754
                                                ===========       ===========      =========

   The accompanying notes are an integral part of these financial statements.

                                                    DWSII
                                             GOVERNMENT & AGENCY        DWSII           DWSII     DWSII INTERNATIONAL
                                                 SECURITIES       GROWTH ALLOCATION  HIGH INCOME     SELECT EQUITY
                                                 SUBACCOUNT           SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                  (CLASS B)           (CLASS B)       (CLASS B)        (CLASS B)
                                             -------------------  -----------------  -----------  -------------------
INVESTMENT INCOME:
      Dividends                                    $ 75,954           $  364,592      $ 408,130         $120,555
                                                   --------           ----------      ---------         --------
EXPENSES:
      Mortality and expense risk
         charges                                     32,482              341,589         98,619          107,422
      Administrative charges                          2,745               27,862          8,206            8,408
                                                   --------           ----------      ---------         --------
         Total expenses                              35,227              369,451        106,825          115,830
                                                   --------           ----------      ---------         --------
            Net investment income (loss)             40,727               (4,859)       301,305            4,725
                                                   --------           ----------      ---------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --              930,469             --          484,245
      Realized gains (losses) on sale of
         investments                                (21,291)             281,044        (43,617)         229,167
                                                   --------           ----------      ---------         --------
            Net realized gains (losses)             (21,291)           1,211,513        (43,617)         713,412
                                                   --------           ----------      ---------         --------
      Change in unrealized gains (losses)
         on investments                              36,490             (561,650)      (347,996)         (41,110)
                                                   --------           ----------      ---------         --------
      Net increase (decrease) in net assets
         resulting from operations                 $ 55,926           $  645,004      $ (90,308)        $677,027
                                                   ========           ==========      =========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                               DWSII JANUS         DWSII            DWSII
                                             GROWTH & INCOME  LARGE CAP VALUE  MID CAP GROWTH
                                               SUBACCOUNT        SUBACCOUNT      SUBACCOUNT
                                                (CLASS B)        (CLASS B)        (CLASS B)
                                             ---------------  ---------------  --------------
INVESTMENT INCOME:
      Dividends                                 $   4,797        $  37,985        $      --
                                                ---------        ---------        ---------
EXPENSES:
      Mortality and expense risk
         charges                                   43,298           54,768           15,358
      Administrative charges                        3,467            4,386            1,335
                                                ---------        ---------        ---------
         Total expenses                            46,765           59,154           16,693
                                                ---------        ---------        ---------
            Net investment income (loss)          (41,968)         (21,169)         (16,693)
                                                ---------        ---------        ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --          100,919               --
      Realized gains (losses) on sale of
         investments                               99,507           78,336           72,947
                                                ---------        ---------        ---------
            Net realized gains (losses)            99,507          179,255           72,947
                                                ---------        ---------        ---------
      Change in unrealized gains (losses)
         on investments                            35,667          137,069          (10,600)
                                                ---------        ---------        ---------
      Net increase (decrease) in net assets
         resulting from operations              $  93,206        $ 295,155        $  45,654
                                                =========        =========        =========

                                                    DWSII            DWSII            DWSII
                                             MODERATE ALLOCATION  MONEY MARKET  SMALL CAP GROWTH
                                                 SUBACCOUNT        SUBACCOUNT      SUBACCOUNT
                                                  (CLASS B)        (CLASS B)        (CLASS B)
                                             -------------------  ------------  ----------------
INVESTMENT INCOME:
      Dividends                                   $ 390,433         $ 235,473       $      --
                                                  ---------         ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                    324,843            93,444          59,944
      Administrative charges                         26,424             8,034           4,666
                                                  ---------         ---------       ---------
         Total expenses                             351,267           101,478          64,610
                                                  ---------         ---------       ---------
            Net investment income (loss)             39,166           133,995         (64,610)
                                                  ---------         ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   646,027                --              --
      Realized gains (losses) on sale of
         investments                                214,308                --         104,459
                                                  ---------         ---------       ---------
            Net realized gains (losses)             860,335                --         104,459
                                                  ---------         ---------       ---------
      Change in unrealized gains (losses)
         on investments                            (360,839)               --          61,972
                                                  ---------         ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations                $ 538,662         $ 133,995       $ 101,821
                                                  =========         =========       =========

   The accompanying notes are an integral part of these financial statements.

                                                              DWSII                           FIDELITY VIP
                                               DWSII     TURNER MID CAP     FIDELITY VIP     DYNAMIC CAPITAL
                                             TECHNOLOGY      GROWTH          CONTRAFUND       APPRECIATION
                                             SUBACCOUNT    SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                             (CLASS B)      (CLASS B)    (SERVICE CLASS 2)  (SERVICE CLASS 2)
                                             ----------  --------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                               $     --      $     --        $   184,895         $   1,784
                                              --------      --------        -----------         ---------
EXPENSES:
      Mortality and expense risk
         charges                                22,601        43,926            426,787            29,735
      Administrative charges                     1,816         3,447             35,656             2,563
                                              --------      --------        -----------         ---------
         Total expenses                         24,417        47,373            462,443            32,298
                                              --------      --------        -----------         ---------
            Net investment income (loss)       (24,417)      (47,373)          (277,548)          (30,514)
                                              --------      --------        -----------         ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   --       190,548          6,319,085           169,566
      Realized gains (losses) on sale of
         investments                            37,650        61,794            393,163           107,119
                                              --------      --------        -----------         ---------
            Net realized gains (losses)         37,650       252,342          6,712,248           276,685
                                              --------      --------        -----------         ---------
      Change in unrealized gains (losses)
         on investments                         71,963       260,457         (3,121,266)         (154,341)
                                              --------      --------        -----------         ---------
      Net increase (decrease) in net assets
         resulting from operations            $ 85,196      $465,426        $ 3,313,434         $  91,830
                                              ========      ========        ===========         =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                FTVIPT FRANKLIN    FTVIPT FRANKLIN
                                               FIDELITY VIP     RISING DIVIDENDS    SMALL MID-CAP
                                                  MID CAP          SECURITIES     GROWTH SECURITIES
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                             (SERVICE CLASS 2)     (CLASS 2)          (CLASS 2)
                                             -----------------  ----------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $  147,700        $   356,462         $      --
                                                ----------        -----------         ---------
EXPENSES:
      Mortality and expense risk
         charges                                   523,783            261,250           105,188
      Administrative charges                        44,794             22,373             9,099
                                                ----------        -----------         ---------
         Total expenses                            568,577            283,623           114,287
                                                ----------        -----------         ---------
            Net investment income (loss)          (420,877)            72,839          (114,287)
                                                ----------        -----------         ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                2,678,617            218,633           399,100
      Realized gains (losses) on sale of
         investments                               407,638            309,869           157,122
                                                ----------        -----------         ---------
            Net realized gains (losses)          3,086,255            528,502           556,222
                                                ----------        -----------         ---------
      Change in unrealized gains (losses)
         on investments                            973,936         (1,279,780)          (13,503)
                                                ----------        -----------         ---------
      Net increase (decrease) in net assets
         resulting from operations              $3,639,314        $  (678,439)        $ 428,432
                                                ==========        ===========         =========
                                              FTVIPT TEMPLETON                         JANUS ASPEN
                                             DEVELOPING MARKETS   FTVIPT TEMPLETON     GLOBAL LIFE
                                                 SECURITIES      FOREIGN SECURITIES      SCIENCES
                                                 SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                                 (CLASS 2)            (CLASS 2)      (SERVICE SHARES)
                                             ------------------  ------------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $  340,975          $  428,228          $    --
                                                 ----------          ----------          -------
EXPENSES:
      Mortality and expense risk
         charges                                    274,050             382,492            4,353
      Administrative charges                         23,275              32,091              360
                                                 ----------          ----------          -------
         Total expenses                             297,325             414,583            4,713
                                                 ----------          ----------          -------
            Net investment income (loss)             43,650              13,645           (4,713)
                                                 ----------          ----------          -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 1,171,637             976,737               --
      Realized gains (losses) on sale of
         investments                              1,097,532             818,125           14,564
                                                 ----------          ----------          -------
            Net realized gains (losses)           2,269,169           1,794,862           14,564
                                                 ----------          ----------          -------
      Change in unrealized gains (losses)
         on investments                           1,263,051             802,529           32,755
                                                 ----------          ----------          -------
      Net increase (decrease) in net assets
         resulting from operations               $3,575,870          $2,611,036          $42,606
                                                 ==========          ==========          =======

   The accompanying notes are an integral part of these financial statements.

                                                JANUS ASPEN        JANUS ASPEN          LMPVET             LMPVET
                                             GLOBAL TECHNOLOGY  WORLDWIDE GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH
                                                 SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                              (SERVICE SHARES)  (SERVICE SHARES)    (CLASS I) (b)      (CLASS II) (b)
                                             -----------------  ----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                   $  9,073           $ 1,506          $      --          $      --
                                                  --------           -------          ---------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                    25,208             4,717             96,064             86,905
      Administrative charges                         2,087               394              7,961              7,277
                                                  --------           -------          ---------          ---------
         Total expenses                             27,295             5,111            104,025             94,182
                                                  --------           -------          ---------          ---------
            Net investment income (loss)           (18,222)           (3,605)          (104,025)           (94,182)
                                                  --------           -------          ---------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --                --             41,475             39,796
      Realized gains (losses) on sale of
         investments                                19,478             9,782            (13,865)           (10,293)
                                                  --------           -------          ---------          ---------
            Net realized gains (losses)             19,478             9,782             27,610             29,503
                                                  --------           -------          ---------          ---------
      Change in unrealized gains (losses)
         on investments                            230,422            10,593           (293,058)          (287,503)
                                                  --------           -------          ---------          ---------
      Net increase (decrease) in net assets
         resulting from operations                $231,678           $16,770          $(369,473)         $(352,182)
                                                  ========           =======          =========          =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 LMPVET        LMPVET           LMPVET
                                              APPRECIATION  EQUITY INDEX  FUNDAMENTAL VALUE
                                               SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
                                             (CLASS I) (b)   (CLASS II)     (CLASS I) (b)
                                             -------------  ------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $ 17,535      $ 211,924       $  57,471
                                                --------      ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                  20,647        240,413          57,079
      Administrative charges                       1,757         20,294           4,857
                                                --------      ---------       ---------
         Total expenses                           22,404        260,707          61,936
                                                --------      ---------       ---------
            Net investment income (loss)          (4,869)       (48,783)         (4,465)
                                                --------      ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                135,727        612,599         224,186
      Realized gains (losses) on sale of
         investments                               3,552        281,850          (3,203)
                                                --------      ---------       ---------
            Net realized gains (losses)          139,279        894,449         220,983
                                                --------      ---------       ---------
      Change in unrealized gains (losses)
         on investments                          (89,742)      (450,289)       (471,368)
                                                --------      ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations              $ 44,668      $ 395,377       $(254,850)
                                                ========      =========       =========

                                               LMPVET         LMPVET            LMPVET
                                              INVESTORS  LARGE CAP GROWTH  SMALL CAP GROWTH
                                             SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                              (CLASS I)    (CLASS I) (b)       (CLASS I)
                                             ----------  ----------------  ----------------
INVESTMENT INCOME:
      Dividends                               $ 39,313       $  1,036          $     --
                                              --------       --------          --------
EXPENSES:
      Mortality and expense risk
         charges                                57,237         31,224            90,607
      Administrative charges                     4,766          2,579             7,534
                                              --------       --------          --------
         Total expenses                         62,003         33,803            98,141
                                              --------       --------          --------
            Net investment income (loss)       (22,690)       (32,767)          (98,141)
                                              --------       --------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               83,520             --           342,461
      Realized gains (losses) on sale of
         investments                            43,129          2,557            99,374
                                              --------       --------          --------
            Net realized gains (losses)        126,649          2,557           441,835
                                              --------       --------          --------
      Change in unrealized gains (losses)
         on investments                        (40,968)        11,416            42,975
                                              --------       --------          --------
      Net increase (decrease) in net assets
         resulting from operations            $ 62,991       $(18,794)         $386,669
                                              ========       ========          ========

   The accompanying notes are an integral part of these financial statements.

                                                                  LMPVPI          LMPVPI           LMPVPII
                                                  LMPVET          ALL CAP        ALL CAP      GROWTH AND INCOME
                                             SOCIAL AWARENESS   SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                                SUBACCOUNT     (CLASS I) (a)  (CLASS II) (a)    (CLASS I) (a)
                                             ----------------  -------------  --------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $ 13,570        $  13,293       $     91         $     980
                                                 --------        ---------       --------         ---------
EXPENSES:
      Mortality and expense risk
         charges                                   16,636           25,605          1,238             9,370
      Administrative charges                        1,455            2,172            111               793
                                                 --------        ---------       --------         ---------
         Total expenses                            18,091           27,777          1,349            10,163
                                                 --------        ---------       --------         ---------
            Net investment income (loss)           (4,521)         (14,484)        (1,258)           (9,183)
                                                 --------        ---------       --------         ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 157,381          230,450         12,520            70,393
      Realized gains (losses) on sale of
         investments                                4,474          760,038         11,533           278,292
                                                 --------        ---------       --------         ---------
            Net realized gains (losses)           161,855          990,488         24,053           348,685
                                                 --------        ---------       --------         ---------
      Change in unrealized gains (losses)
         on investments                           (74,669)        (760,158)       (11,222)         (267,009)
                                                 --------        ---------       --------         ---------
      Net increase (decrease) in net assets
         resulting from operations               $ 82,665        $ 215,846       $ 11,573         $  72,493
                                                 ========        =========       ========         =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                  LMPVPI             LMPVPII           LMPVPII
                                             LARGE CAP GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                              (CLASS I) (a)      (CLASS I) (a)      (CLASS II) (a)
                                             ----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $      --        $        --        $        --
                                                 ---------        -----------        -----------
EXPENSES:
      Mortality and expense risk
         charges                                    15,165             48,946             39,785
      Administrative charges                         1,246              4,051              3,346
                                                 ---------        -----------        -----------
         Total expenses                             16,411             52,997             43,131
                                                 ---------        -----------        -----------
            Net investment income (loss)           (16,411)           (52,997)           (43,131)
                                                 ---------        -----------        -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --             21,243             17,943
      Realized gains (losses) on sale of
         investments                               393,380          1,905,882          1,410,393
                                                 ---------        -----------        -----------
            Net realized gains (losses)            393,380          1,927,125          1,428,336
                                                 ---------        -----------        -----------
      Change in unrealized gains (losses)
         on investments                           (271,145)        (1,587,920)        (1,154,276)
                                                 ---------        -----------        -----------
      Net increase (decrease) in net assets
         resulting from operations               $ 105,824        $   286,208        $   230,929
                                                 =========        ===========        ===========

                                                   LMPVET           LMPVIT        LMPVPI
                                             CAPITAL AND INCOME   ADJUSTABLE   TOTAL RETURN
                                                 SUBACCOUNT      RATE INCOME    SUBACCOUNT
                                               (CLASS II) (b)     SUBACCOUNT  (CLASS II) (a)
                                             ------------------  -----------  --------------
INVESTMENT INCOME:
      Dividends                                  $  57,286         $117,161     $  25,178
                                                 ---------         --------     ---------
EXPENSES:
      Mortality and expense risk
         charges                                    54,464           48,832        24,170
      Administrative charges                         4,760            4,041         2,121
                                                 ---------         --------     ---------
         Total expenses                             59,224           52,873        26,291
                                                 ---------         --------     ---------
            Net investment income (loss)            (1,938)          64,288        (1,113)
                                                 ---------         --------     ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  762,235               --        28,496
      Realized gains (losses) on sale of
         investments                                 3,366           (1,954)      394,209
                                                 ---------         --------     ---------
            Net realized gains (losses)            765,601           (1,954)      422,705
                                                 ---------         --------     ---------
      Change in unrealized gains (losses)
         on investments                           (770,491)         (72,946)     (299,259)
                                                 ---------         --------     ---------
      Net increase (decrease) in net assets
         resulting from operations               $  (6,828)        $(10,612)    $ 122,333
                                                 =========         ========     =========

   The accompanying notes are an integral part of these financial statements.

                                                                                   MIST
                                                LORD ABBETT      LORD ABBETT    BATTERYMARCH   MIST BLACKROCK
                                             GROWTH AND INCOME  MID-CAP VALUE  MID-CAP STOCK     HIGH YIELD
                                                SUBACCOUNT        SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                               (CLASS VC)(a)    (CLASS VC)(a)    (CLASS A)       (CLASS A)
                                             -----------------  -------------  -------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $        --       $       --     $  17,393       $ 545,775
                                                -----------       ----------     ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                     89,218           77,616        96,681         167,735
      Administrative charges                          7,214            6,436         8,350          15,128
                                                -----------       ----------     ---------       ---------
         Total expenses                              96,432           84,052       105,031         182,863
                                                -----------       ----------     ---------       ---------
            Net investment income (loss)            (96,432)         (84,052)      (87,638)        362,912
                                                -----------       ----------     ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --               --       693,497              --
      Realized gains (losses) on sale of
         investments                              2,133,663        2,182,490       (20,610)         (4,093)
                                                -----------       ----------     ---------       ---------
            Net realized gains (losses)           2,133,663        2,182,490       672,887          (4,093)
                                                -----------       ----------     ---------       ---------
      Change in unrealized gains (losses)
         on investments                          (1,472,754)        (801,611)     (362,707)       (523,685)
                                                -----------       ----------     ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations              $   564,477       $1,296,827     $ 222,542       $(164,866)
                                                ===========       ==========     =========       =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             MIST BLACKROCK  MIST BLACKROCK    MIST DREMAN
                                             LARGE-CAP CORE  LARGE-CAP CORE  SMALL-CAP VALUE
                                               SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                              (CLASS E)(b)    (CLASS A)(a)      (CLASS A)
                                             --------------  --------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $     --        $  34,038        $     --
                                                --------        ---------        --------
EXPENSES:
      Mortality and expense risk
         charges                                  58,198           29,208           9,161
      Administrative charges                       4,695            2,362             783
                                                --------        ---------        --------
         Total expenses                           62,893           31,570           9,944
                                                --------        ---------        --------
            Net investment income (loss)         (62,893)           2,468          (9,944)
                                                --------        ---------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --          296,540           2,763
      Realized gains (losses) on sale of
         investments                              15,733          252,749          12,236
                                                --------        ---------        --------
            Net realized gains (losses)           15,733          549,289          14,999
                                                --------        ---------        --------
      Change in unrealized gains (losses)
         on investments                           38,779         (323,399)        (23,082)
                                                --------        ---------        --------
      Net increase (decrease) in net assets
         resulting from operations              $ (8,381)       $ 228,358        $(18,027)
                                                ========        =========        ========

                                                  MIST
                                             HARRIS OAKMARK      MIST            MIST
                                              INTERNATIONAL  JANUS FORTY   LAZARD MID-CAP
                                               SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                               (CLASS A)       (CLASS A)    (CLASS B)(b)
                                             --------------  ------------  --------------
INVESTMENT INCOME:
      Dividends                                 $  71,730     $   15,083       $    --
                                                ---------     ----------       --------
EXPENSES:
      Mortality and expense risk
         charges                                  136,748        159,348          5,637
      Administrative charges                       11,361         13,486            482
                                                ---------     ----------       --------
         Total expenses                           148,109        172,834          6,119
                                                ---------     ----------       --------
            Net investment income (loss)          (76,379)      (157,751)        (6,119)
                                                ---------     ----------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 615,472      1,450,374             --
      Realized gains (losses) on sale of
         investments                               79,383         24,950         (1,201)
                                                ---------     ----------       --------
            Net realized gains (losses)           694,855      1,475,324         (1,201)
                                                ---------     ----------       --------
      Change in unrealized gains (losses)
         on investments                          (855,323)       957,135        (54,598)
                                                ---------     ----------       --------
      Net increase (decrease) in net assets
         resulting from operations              $(236,847)    $2,274,708       $(61,918)
                                                =========     ==========       ========

   The accompanying notes are an integral part of these financial statements.

                                                    MIST
                                             LEGG MASON PARTNERS  MIST LORD ABBETT   MIST LORD ABBETT  MIST LORD ABBETT
                                                MANAGED ASSETS     BOND DEBENTURE   GROWTH AND INCOME    MID-CAP VALUE
                                                 SUBACCOUNT          SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                                                  (CLASS A)           (CLASS A)         (CLASS B)          (CLASS B)
                                             -------------------  ----------------  -----------------  ----------------
INVESTMENT INCOME:
      Dividends                                   $ 104,641           $231,242          $ 135,508         $     2,472
                                                  ---------           --------          ---------         -----------
EXPENSES:
      Mortality and expense risk
         charges                                     79,461             75,371            404,296             168,017
      Administrative charges                          6,587              6,212             38,255              13,957
                                                  ---------           --------          ---------         -----------
         Total expenses                              86,048             81,583            442,551             181,974
                                                  ---------           --------          ---------         -----------
            Net investment income (loss)             18,593            149,659           (307,043)           (179,502)
                                                  ---------           --------          ---------         -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   367,837              5,333            696,294              52,109
      Realized gains (losses) on sale of
         investments                                  9,421             49,072            142,939             (85,461)
                                                  ---------           --------          ---------         -----------
            Net realized gains (losses)             377,258             54,405            839,233             (33,352)
                                                  ---------           --------          ---------         -----------
      Change in unrealized gains (losses)
         on investments                            (213,538)            (8,594)          (502,781)         (1,251,102)
                                                  ---------           --------          ---------         -----------
      Net increase (decrease) in net assets
         resulting from operations                $ 182,313           $195,470          $  29,409         $(1,463,956)
                                                  =========           ========          =========         ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 MIST MET/AIM          MIST MET/AIM        MIST MET/AIM
                                             CAPITAL APPRECIATION  CAPITAL APPRECIATION  SMALL CAP GROWTH
                                                  SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                                  (CLASS A)           (CLASS E) (b)          (CLASS A)
                                             --------------------  --------------------  ----------------
INVESTMENT INCOME:
      Dividends                                    $  2,566              $     --             $    --
                                                   --------              --------             -------
EXPENSES:
      Mortality and expense risk
         charges                                     51,509                78,651               5,904
      Administrative charges                          4,336                 6,764                 495
                                                   --------              --------             -------
         Total expenses                              55,845                85,415               6,399
                                                   --------              --------             -------
            Net investment income (loss)            (53,279)              (85,415)             (6,399)
                                                   --------              --------             -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     7,044                    --               2,839
      Realized gains (losses) on sale of
         investments                                (11,136)               10,334               6,043
                                                   --------              --------             -------
            Net realized gains (losses)              (4,092)               10,334               8,882
                                                   --------              --------             -------
      Change in unrealized gains (losses)
         on investments                             324,540               254,599               6,763
                                                   --------              --------             -------
      Net increase (decrease) in net assets
         resulting from operations                 $267,169              $179,518             $ 9,246
                                                   ========              ========             =======

                                                  MIST            MIST
                                              MFS EMERGING    MFS RESEARCH     MIST
                                             MARKETS EQUITY  INTERNATIONAL   MFS VALUE
                                               SUBACCOUNT      SUBACCOUNT   SUBACCOUNT
                                              (CLASS A) (b)  (CLASS B) (b)   (CLASS A)
                                             --------------  -------------  ----------
INVESTMENT INCOME:
      Dividends                                $       --       $     --    $      56
                                               ----------       --------    ---------
EXPENSES:
      Mortality and expense risk
         charges                                   65,182         13,522      160,783
      Administrative charges                        5,509          1,202       13,424
                                               ----------       --------    ---------
         Total expenses                            70,691         14,724      174,207
                                               ----------       --------    ---------
            Net investment income (loss)          (70,691)       (14,724)    (174,151)
                                               ----------       --------    ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --             --      167,300
      Realized gains (losses) on sale of
         investments                              108,210          2,006      105,009
                                               ----------       --------    ---------
            Net realized gains (losses)           108,210          2,006      272,309
                                               ----------       --------    ---------
      Change in unrealized gains (losses)
         on investments                         1,139,133         65,605      358,674
                                               ----------       --------    ---------
      Net increase (decrease) in net assets
         resulting from operations             $1,176,652       $ 52,887    $ 456,832
                                               ==========       ========    =========

   The accompanying notes are an integral part of these financial statements.

                                                   MIST                MIST               MIST
                                             NEUBERGER BERMAN      OPPENHEIMER       PIMCO INFLATION      MIST
                                               REAL ESTATE     CAPITAL APPRECIATION  PROTECTED BOND   PIONEER FUND
                                                SUBACCOUNT          SUBACCOUNT         SUBACCOUNT      SUBACCOUNT
                                                (CLASS A)           (CLASS B)         (CLASS A) (b)     (CLASS A)
                                             ----------------  --------------------  ---------------  ------------
INVESTMENT INCOME:
      Dividends                                $   173,503           $      --          $      --       $ 12,448
                                               -----------           ---------          ---------       --------
EXPENSES:
      Mortality and expense risk
         charges                                   278,512             107,485            138,961         24,161
      Administrative charges                        23,947               9,276             11,733          2,073
                                               -----------           ---------          ---------       --------
         Total expenses                            302,459             116,761            150,694         26,234
                                               -----------           ---------          ---------       --------
            Net investment income (loss)          (128,956)           (116,761)          (150,694)       (13,786)
                                               -----------           ---------          ---------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                1,390,332             371,361                 --             --
      Realized gains (losses) on sale of
         investments                               296,919              61,135             24,102         59,189
                                               -----------           ---------          ---------       --------
            Net realized gains (losses)          1,687,251             432,496             24,102         59,189
                                               -----------           ---------          ---------       --------
      Change in unrealized gains (losses)
         on investments                         (4,223,659)            335,584            810,364          1,961
                                               -----------           ---------          ---------       --------
      Net increase (decrease) in net assets
         resulting from operations             $(2,665,364)          $ 651,319          $ 683,772       $ 47,364
                                               ===========           =========          =========       ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                   MIST              MIST
                                              MIST PIONEER  PIONEER STRATEGIC    THIRD AVENUE
                                             MID-CAP VALUE        INCOME       SMALL CAP VALUE
                                               SUBACCOUNT       SUBACCOUNT        SUBACCOUNT
                                             (CLASS A) (a)      (CLASS A)         (CLASS B)
                                             -------------  -----------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $  1,939        $  64,143        $   119,533
                                                --------        ---------        -----------
EXPENSES:
      Mortality and expense risk
         charges                                   2,626          165,907            384,609
      Administrative charges                         225           13,960             32,531
                                                --------        ---------        -----------
         Total expenses                            2,851          179,867            417,140
                                                --------        ---------        -----------
            Net investment income (loss)            (912)        (115,724)          (297,607)
                                                --------        ---------        -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 69,071               --            785,123
      Realized gains (losses) on sale of
         investments                               1,319           23,086           (112,979)
                                                --------        ---------        -----------
            Net realized gains (losses)           70,390           23,086            672,144
                                                --------        ---------        -----------
      Change in unrealized gains (losses)
         on investments                          (22,913)         511,935         (2,462,404)
                                                --------        ---------        -----------
      Net increase (decrease) in net assets
         resulting from operations              $ 46,565        $ 419,297        $(2,087,867)
                                                ========        =========        ===========

                                               MSF BLACKROCK    MSF BLACKROCK  MSF BLACKROCK
                                             AGGRESSIVE GROWTH   BOND INCOME   MONEY MARKET
                                                 SUBACCOUNT       SUBACCOUNT    SUBACCOUNT
                                                 (CLASS D)        (CLASS A)      (CLASS A)
                                             -----------------  -------------  -------------
INVESTMENT INCOME:
      Dividends                                  $      --         $266,005      $1,398,760
                                                 ---------         --------      ----------
EXPENSES:
      Mortality and expense risk
         charges                                    92,150          146,498         521,249
      Administrative charges                         7,966           12,407          42,462
                                                 ---------         --------      ----------
         Total expenses                            100,116          158,905         563,711
                                                 ---------         --------      ----------
            Net investment income (loss)          (100,116)         107,100         835,049
                                                 ---------         --------      ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --               --              --
      Realized gains (losses) on sale of
         investments                                49,747           40,283              --
                                                 ---------         --------      ----------
            Net realized gains (losses)             49,747           40,283              --
                                                 ---------         --------      ----------
      Change in unrealized gains (losses)
         on investments                            926,137          205,044              --
                                                 ---------         --------      ----------
      Net increase (decrease) in net assets
         resulting from operations               $ 875,768         $352,427      $  835,049
                                                 =========         ========      ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                                    MSF METLIFE
                                                 MSF             MSF              MSF METLIFE       CONSERVATIVE
                                             FI LARGE CAP  FI VALUE LEADERS  AGGRESSIVE ALLOCATION   ALLOCATION
                                              SUBACCOUNT      SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                              (CLASS A)       (CLASS D)            (CLASS B)         (CLASS B)
                                             ------------  ----------------  ---------------------  ------------
INVESTMENT INCOME:
      Dividends                               $   7,850       $   94,886           $  1,086           $     --
                                              ---------       ----------           --------           --------
EXPENSES:
      Mortality and expense risk
         charges                                 86,945          206,873             39,062             45,152
      Administrative charges                      7,165           17,142              2,973              3,504
                                              ---------       ----------           --------           --------
         Total expenses                          94,110          224,015             42,035             48,656
                                              ---------       ----------           --------           --------
            Net investment income (loss)        (86,260)        (129,129)           (40,949)           (48,656)
                                              ---------       ----------           --------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               325,613        1,027,273              3,122              1,320
      Realized gains (losses) on sale of
         investments                              7,258           20,878             20,953             59,407
                                              ---------       ----------           --------           --------
            Net realized gains (losses)         332,871        1,048,151             24,075             60,727
                                              ---------       ----------           --------           --------
      Change in unrealized gains (losses)
         on investments                        (148,568)        (661,337)            13,243             65,380
                                              ---------       ----------           --------           --------
      Net increase (decrease) in net assets
         resulting from operations            $  98,043       $  257,685           $ (3,631)          $ 77,451
                                              =========       ==========           ========           ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 MSF METLIFE                                MSF METLIFE
                                               CONSERVATIVE TO        MSF METLIFE           MODERATE TO
                                             MODERATE ALLOCATION  MODERATE ALLOCATION  AGGRESSIVE ALLOCATION
                                                  SUBACCOUNT          SUBACCOUNT             SUBACCOUNT
                                                  (CLASS B)            (CLASS B)              (CLASS B)
                                             -------------------  -------------------  ---------------------
INVESTMENT INCOME:
      Dividends                                   $     --             $   1,046             $   2,539
                                                  --------             ---------             ---------
EXPENSES:
      Mortality and expense risk
         charges                                    56,051               236,125               136,643
      Administrative charges                         4,659                18,827                10,996
                                                  --------             ---------             ---------
         Total expenses                             60,710               254,952               147,639
                                                  --------             ---------             ---------
            Net investment income (loss)           (60,710)             (253,906)             (145,100)
                                                  --------             ---------             ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    6,783                18,833                10,158
      Realized gains (losses) on sale of
         investments                                52,356               125,272               298,820
                                                  --------             ---------             ---------
            Net realized gains (losses)             59,139               144,105               308,978
                                                  --------             ---------             ---------
      Change in unrealized gains (losses)
         on investments                             47,336               349,440                30,367
                                                  --------             ---------             ---------
      Net increase (decrease) in net assets
         resulting from operations                $ 45,765             $ 239,639             $ 194,245
                                                  ========             =========             =========

                                                                              MSF
                                               MSF MFS        MSF MFS     OPPENHEIMER
                                             TOTAL RETURN  TOTAL RETURN  GLOBAL EQUITY
                                              SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                              (CLASS B)     (CLASS F)      (CLASS B)
                                             ------------  ------------  -------------
INVESTMENT INCOME:
      Dividends                               $  84,935     $  673,358    $  317,860
                                              ---------     ----------    ----------
EXPENSES:
      Mortality and expense risk
         charges                                 86,694        613,982       622,265
      Administrative charges                      7,040         51,644        53,400
                                              ---------     ----------    ----------
         Total expenses                          93,734        665,626       675,665
                                              ---------     ----------    ----------
            Net investment income (loss)         (8,799)         7,732      (357,805)
                                              ---------     ----------    ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               145,763      1,136,117       527,032
      Realized gains (losses) on sale of
         investments                             35,524        274,520       599,413
                                              ---------     ----------    ----------
            Net realized gains (losses)         181,287      1,410,637     1,126,445
                                              ---------     ----------    ----------
      Change in unrealized gains (losses)
         on investments                        (106,545)      (670,943)      822,708
                                              ---------     ----------    ----------
      Net increase (decrease) in net assets
         resulting from operations            $  65,943     $  747,426    $1,591,348
                                              =========     ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                                                    MSF        MSF WESTERN ASSET  MSF WESTERN ASSET
                                               T. ROWE PRICE    MANAGEMENT HIGH    MANAGEMENT U.S.            PIMCO VIT
                                             LARGE CAP GROWTH      YIELD BOND         GOVERNMENT             REAL RETURN
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT             SUBACCOUNT
                                                 (CLASS B)       (CLASS A) (a)        (CLASS A)      (ADMINISTRATIVE CLASS) (a)
                                             ----------------  -----------------  -----------------  --------------------------
INVESTMENT INCOME:
      Dividends                                  $  4,920          $ 755,882           $166,660              $ 174,451
                                                 --------          ---------           --------              ---------
EXPENSES:
      Mortality and expense risk
         charges                                   45,591             40,197             94,528                 65,458
      Administrative charges                        3,941              3,577              9,026                  5,547
                                                 --------          ---------           --------              ---------
         Total expenses                            49,532             43,774            103,554                 71,005
                                                 --------          ---------           --------              ---------
            Net investment income (loss)          (44,612)           712,108             63,106                103,446
                                                 --------          ---------           --------              ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  22,694             64,810                 --                     --
      Realized gains (losses) on sale of
         investments                               27,649             (5,953)            50,596               (699,546)
                                                 --------          ---------           --------              ---------
            Net realized gains (losses)            50,343             58,857             50,596               (699,546)
                                                 --------          ---------           --------              ---------
      Change in unrealized gains (losses)
         on investments                           164,458           (497,478)            43,861                811,182
                                                 --------          ---------           --------              ---------
      Net increase (decrease) in net assets
         resulting from operations               $170,189          $ 273,487           $157,563              $ 215,082
                                                 ========          =========           ========              =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                    PIMCO VIT              PIONEER           PIONEER
                                                  TOTAL RETURN       AMERICA INCOME VCT     BOND VCT
                                                   SUBACCOUNT            SUBACCOUNT        SUBACCOUNT
                                             (ADMINISTRATIVE CLASS)    (CLASS II) (c)    (CLASS II) (d)
                                             ----------------------  ------------------  --------------
INVESTMENT INCOME:
      Dividends                                    $1,257,131             $368,403          $ 62,589
                                                   ----------             --------          --------
EXPENSES:
      Mortality and expense risk
         charges                                      468,166              139,286            24,197
      Administrative charges                           39,275               12,017             2,059
                                                   ----------             --------          --------
         Total expenses                               507,441              151,303            26,256
                                                   ----------             --------          --------
            Net investment income (loss)              749,690              217,100            36,333
                                                   ----------             --------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                          --                   --                --
      Realized gains (losses) on sale of
         investments                                  (84,476)             (93,308)              656
                                                   ----------             --------          --------
            Net realized gains (losses)               (84,476)             (93,308)              656
                                                   ----------             --------          --------
      Change in unrealized gains (losses)
         on investments                             1,029,439              208,007            68,283
                                                   ----------             --------          --------
      Net increase (decrease) in net assets
         resulting from operations                 $1,694,653             $331,799          $105,272
                                                   ==========             ========          ========

                                                  PIONEER             PIONEER             PIONEER
                                             CULLEN VALUE VCT  EMERGING MARKETS VCT  EQUITY INCOME VCT
                                                SUBACCOUNT          SUBACCOUNT           SUBACCOUNT
                                                (CLASS II)          (CLASS II)           (CLASS II)
                                             ----------------  --------------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $ 58,406           $   46,012           $ 303,198
                                                 --------           ----------           ---------
EXPENSES:
      Mortality and expense risk
         charges                                  122,310              238,994             217,290
      Administrative charges                       10,875               20,417              19,814
                                                 --------           ----------           ---------
         Total expenses                           133,185              259,411             237,104
                                                 --------           ----------           ---------
            Net investment income (loss)          (74,779)            (213,399)             66,094
                                                 --------           ----------           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --            1,370,335             413,833
      Realized gains (losses) on sale of
         investments                               61,965              609,502             265,655
                                                 --------           ----------           ---------
            Net realized gains (losses)            61,965            1,979,837             679,488
                                                 --------           ----------           ---------
      Change in unrealized gains (losses)
         on investments                           291,114            2,768,304            (959,180)
                                                 --------           ----------           ---------
      Net increase (decrease) in net assets
         resulting from operations               $278,300           $4,534,742           $(213,598)
                                                 ========           ==========           =========

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER EQUITY     PIONEER   PIONEER GLOBAL      PIONEER
                                             OPPORTUNITY VCT   FUND VCT   HIGH YIELD VCT  HIGH YIELD VCT
                                               SUBACCOUNT     SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
                                             (CLASS II) (c)   (CLASS II)    (CLASS II)      (CLASS II)
                                             ---------------  ----------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                  $  1,204      $121,356     $ 386,732        $726,895
                                                 --------      --------     ---------        --------
EXPENSES:
      Mortality and expense risk
         charges                                   10,166       203,537        89,961         245,987
      Administrative charges                          858        17,093         7,170          21,477
                                                 --------      --------     ---------        --------
         Total expenses                            11,024       220,630        97,131         267,464
                                                 --------      --------     ---------        --------
            Net investment income (loss)           (9,820)      (99,274)      289,601         459,431
                                                 --------      --------     ---------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  84,195            --        72,706          13,146
      Realized gains (losses) on sale of
         investments                                9,400       239,790        (3,262)        121,720
                                                 --------      --------     ---------        --------
            Net realized gains (losses)            93,595       239,790        69,444         134,866
                                                 --------      --------     ---------        --------
      Change in unrealized gains (losses)
         on investments                           (18,944)      121,440      (395,188)        (54,625)
                                                 --------      --------     ---------        --------
      Net increase (decrease) in net assets
         resulting from operations               $ 64,831      $261,956     $ (36,143)       $539,672
                                                 ========      ========     =========        ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER IBBOTSON  PIONEER IBBOTSON  PIONEER IBBOTSON
                                                AGGRESSIVE          GROWTH           MODERATE
                                              ALLOCATION VCT    ALLOCATION VCT    ALLOCATION VCT
                                                SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                                (CLASS II)        (CLASS II)        (CLASS II)
                                             ----------------  ----------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $ 66,113         $   939,850       $  491,128
                                                 --------         -----------       ----------
EXPENSES:
      Mortality and expense risk
         charges                                   90,830           1,921,363          963,328
      Administrative charges                        7,897             139,506           72,828
                                                 --------         -----------       ----------
         Total expenses                            98,727           2,060,869        1,036,156
                                                 --------         -----------       ----------
            Net investment income (loss)          (32,614)         (1,121,019)        (545,028)
                                                 --------         -----------       ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 161,831           1,714,800          600,089
      Realized gains (losses) on sale of
         investments                               24,928             268,591          307,405
                                                 --------         -----------       ----------
            Net realized gains (losses)           186,759           1,983,391          907,494
                                                 --------         -----------       ----------
      Change in unrealized gains (losses)
         on investments                           (20,808)          1,225,391          938,264
                                                 --------         -----------       ----------
      Net increase (decrease) in net assets
         resulting from operations               $133,337         $ 2,087,763       $1,300,730
                                                 ========         ===========       ==========

                                                                  PIONEER
                                                 PIONEER       INTERNATIONAL  PIONEER MID CAP
                                             INDEPENDENCE VCT    VALUE VCT       VALUE VCT
                                                SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                                (CLASS II)       (CLASS II)      (CLASS II)
                                             ----------------  -------------  ---------------
INVESTMENT INCOME:
      Dividends                                  $     --         $ 15,589      $   68,569
                                                 --------         --------      ----------
EXPENSES:
      Mortality and expense risk
         charges                                   38,898           88,008         199,462
      Administrative charges                        3,284            7,572          17,650
                                                 --------         --------      ----------
         Total expenses                            42,182           95,580         217,112
                                                 --------         --------      ----------
            Net investment income (loss)          (42,182)         (79,991)       (148,543)
                                                 --------         --------      ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --           53,857       1,225,256
      Realized gains (losses) on sale of
         investments                               48,691          219,660        (155,109)
                                                 --------         --------      ----------
            Net realized gains (losses)            48,691          273,517       1,070,147
                                                 --------         --------      ----------
      Change in unrealized gains (losses)
         on investments                           109,418          293,415        (602,644)
                                                 --------         --------      ----------
      Net increase (decrease) in net assets
         resulting from operations               $115,927         $486,941      $  318,960
                                                 ========         ========      ==========

   The accompanying notes are an integral part of these financial statements.

                                               PIONEER
                                              OAK RIDGE    PIONEER         PIONEER
                                              LARGE CAP  REAL ESTATE  SMALL AND MID CAP  PIONEER SMALL
                                             GROWTH VCT   SHARES VCT      GROWTH VCT     CAP VALUE VCT
                                             SUBACCOUNT   SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                             (CLASS II)   (CLASS II)    (CLASS II) (c)     (CLASS II)
                                             ----------  -----------  -----------------  -------------
INVESTMENT INCOME:
      Dividends                               $  11,860  $   265,134      $      --       $    40,137
                                              ---------  -----------      ---------       -----------
EXPENSES:
      Mortality and expense risk
         charges                                108,393      178,709         36,597           135,595
      Administrative charges                      9,153       15,770          3,196            11,895
                                              ---------  -----------      ---------       -----------
         Total expenses                         117,546      194,479         39,793           147,490
                                              ---------  -----------      ---------       -----------
            Net investment income (loss)       (105,686)      70,655        (39,793)         (107,353)
                                              ---------  -----------      ---------       -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                24,157    1,000,336        599,465         1,864,038
      Realized gains (losses) on sale of
         investments                            154,962      259,981         46,841           (93,194)
                                              ---------  -----------      ---------       -----------
            Net realized gains (losses)         179,119    1,260,317        646,306         1,770,844
                                              ---------  -----------      ---------       -----------
      Change in unrealized gains (losses)
         on investments                         273,910   (3,590,805)      (250,221)       (2,363,206)
                                              ---------  -----------      ---------       -----------
      Net increase (decrease) in net assets
         resulting from operations            $ 347,343  $(2,259,833)     $ 356,292       $  (699,715)
                                              =========  ===========      =========       ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER STRATEGIC                          PUTNAM VT
                                                INCOME VCT      PIONEER VALUE VCT  INTERNATIONAL EQUITY
                                                SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                                (CLASS II)        (CLASS II) (c)      (CLASS IB) (a)
                                             -----------------  -----------------  --------------------
INVESTMENT INCOME:
      Dividends                                  $1,091,148         $ 170,948            $  20,304
                                                 ----------         ---------            ---------
EXPENSES:
      Mortality and expense risk
         charges                                    366,876            97,174                3,935
      Administrative charges                         31,742             8,039                  345
                                                 ----------         ---------            ---------
         Total expenses                             398,618           105,213                4,280
                                                 ----------         ---------            ---------
            Net investment income (loss)            692,530            65,735               16,024
                                                 ----------         ---------            ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   116,013           436,783               87,894
      Realized gains (losses) on sale of
         investments                                (17,038)          334,799              194,176
                                                 ----------         ---------            ---------
            Net realized gains (losses)              98,975           771,582              282,070
                                                 ----------         ---------            ---------
      Change in unrealized gains (losses)
         on investments                             104,962          (839,576)            (240,847)
                                                 ----------         ---------            ---------
      Net increase (decrease) in net assets
         resulting from operations               $  896,467         $  (2,259)           $  57,247
                                                 ==========         =========            =========

                                                PUTNAM VT     VAN KAMPEN LIT  VAN KAMPEN LIT
                                             SMALL CAP VALUE     COMSTOCK       ENTERPRISE
                                               SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                             (CLASS IB) (a)     (CLASS II)      (CLASS II)
                                             ---------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                $    82,872      $   225,508       $   290
                                               -----------      -----------       -------
EXPENSES:
      Mortality and expense risk
         charges                                    83,510          256,764         3,167
      Administrative charges                         7,299           21,453           283
                                               -----------      -----------       -------
         Total expenses                             90,809          278,217         3,450
                                               -----------      -----------       -------
            Net investment income (loss)            (7,937)         (52,709)       (3,160)
                                               -----------      -----------       -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                1,657,447          313,027            --
      Realized gains (losses) on sale of
         investments                             1,067,930          256,135         2,861
                                               -----------      -----------       -------
            Net realized gains (losses)          2,725,377          569,162         2,861
                                               -----------      -----------       -------
      Change in unrealized gains (losses)
         on investments                         (1,726,958)      (1,080,467)       18,831
                                               -----------      -----------       -------
      Net increase (decrease) in net assets
         resulting from operations             $   990,482      $  (564,014)      $18,532
                                               ===========      ===========       =======

   The accompanying notes are an integral part of these financial statements.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                     AIM V.I. MID CAP CORE EQUITY    AIM V.I. UTILITIES    AIM V.I. CAPITAL APPRECIATION
                                              SUBACCOUNT                 SUBACCOUNT                  SUBACCOUNT
                                             (SERIES II)                 (SERIES I)                  (SERIES II)
                                     ----------------------------  ----------------------  -----------------------------
                                            2007        2006          2007        2006       2007 (a)         2006
                                        ----------  ----------     ----------  ----------    ------------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $  (54,306) $  (32,556)    $      958  $   38,151     $   (35,836) $ (101,416)
   Net realized gains (losses)              90,434     306,099        309,002     115,242       1,270,367      73,612
   Change in unrealized gains
      (losses) on investments              156,099     (61,501)       104,574     283,685        (860,370)    244,796
                                        ----------  ----------     ----------  ----------     ---------    ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   192,227     212,042        414,534     437,078         374,161     216,992
                                        ----------  ----------     ----------  ----------     ---------    ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 250,258     471,916         70,298      59,667         189,726   1,075,430
   Transfers from other funding
      options                              252,194     137,809        489,719     549,763          81,115     185,268
   Contract charges                           (645)       (596)          (479)       (492)            (12)     (1,856)
   Contract surrenders                    (160,033)   (111,983)      (287,281)    (50,233)       (140,279)   (353,874)
   Transfers to other funding
      options                             (435,352)   (306,337)      (386,673)   (362,468)     (6,273,892)   (256,175)
   Other receipts (payments)               (19,403)    (88,484)        (5,946)         --         (13,525)    (91,172)
                                        ----------  ----------     ----------  ----------     -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (112,981)    102,325       (120,362)    196,237      (6,156,867)    557,621
                                        ----------  ----------     ----------  ----------     -----------  ----------
      Net increase (decrease)
         in net assets                      79,246     314,367        294,172     633,315      (5,782,706)    774,613
NET ASSETS:
   Beginning of period                   2,775,926   2,461,559      2,435,790   1,802,475       5,782,706   5,008,093
                                        ----------  ----------     ----------  ----------     -----------  ----------
   End of period                        $2,855,172  $2,775,926     $2,729,962  $2,435,790     $        --  $5,782,706
                                        ==========  ==========     ==========  ==========     ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     ALGER AMERICAN LEVERAGED ALLCAP  AMERICAN FUNDS GLOBAL GROWTH
                                                SUBACCOUNT                     SUBACCOUNT
                                                (CLASS S)                       (CLASS 2)
                                     -------------------------------  ----------------------------
                                             2007        2006             2007           2006
                                         ----------  -----------        -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (57,009) $   (40,043)       $   175,269  $  (198,655)
   Net realized gains (losses)              139,677      151,574          1,615,133      244,925
   Change in unrealized gains
      (losses) on investments               669,548      201,553            854,120    3,002,642
                                         ----------  -----------        -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                    752,216      313,084          2,644,522    3,048,912
                                         ----------  -----------        -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   87,687      477,849            847,199    1,666,900
   Transfers from other funding
      options                             1,597,258    1,684,045          3,312,367    2,763,912
   Contract charges                            (592)        (552)            (6,264)      (5,806)
   Contract surrenders                     (115,663)    (110,309)          (852,170)    (457,732)
   Transfers to other funding
      options                              (476,352)  (1,437,506)        (2,409,097)  (1,298,656)
   Other receipts (payments)                 (1,569)          --            (93,268)    (125,665)
                                         ----------  -----------        -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       1,090,769      613,527            798,767    2,542,953
                                         ----------  -----------        -----------  -----------
      Net increase (decrease)
         in net assets                    1,842,985      926,611          3,443,289    5,591,865
NET ASSETS:
   Beginning of period                    2,198,304    1,271,693         20,624,439   15,032,574
                                         ----------  -----------        -----------  -----------
   End of period                         $4,041,289  $ 2,198,304        $24,067,728  $20,624,439
                                         ==========  ===========        ===========  ===========

                                     AMERICAN FUNDS GROWTH-INCOME    AMERICAN FUNDS GROWTH
                                              SUBACCOUNT                   SUBACCOUNT
                                              (CLASS 2)                    (CLASS 2)
                                     ----------------------------  ------------------------
                                         2007         2006             2007        2006
                                     -----------  -----------      -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (245,082) $  (178,851)     $  (687,343) $  (615,259)
   Net realized gains (losses)         2,586,012    1,318,982        5,657,274      911,712
   Change in unrealized gains
      (losses) on investments           (842,340)   4,268,292          552,156    3,732,534
                                     -----------  -----------      -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations               1,498,590    5,408,423        5,522,087    4,028,987
                                     -----------  -----------      -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               691,131    2,853,550        1,077,045    3,372,148
   Transfers from other funding
      options                          1,405,373    2,243,438        2,251,994    3,014,762
   Contract charges                      (13,277)     (13,796)         (17,483)     (17,689)
   Contract surrenders                (2,207,482)  (1,197,684)      (3,137,802)  (1,438,976)
   Transfers to other funding
      options                         (3,623,052)  (1,897,729)      (4,815,602)  (3,270,390)
   Other receipts (payments)            (146,175)    (243,174)        (244,337)    (132,555)
                                     -----------  -----------      -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (3,893,482)   1,744,605       (4,886,185)   1,527,300
                                     -----------  -----------      -----------  -----------
      Net increase (decrease)
         in net assets                (2,394,892)   7,153,028          635,902    5,556,287
NET ASSETS:
   Beginning of period                47,375,784   40,222,756       55,143,636   49,587,349
                                     -----------  -----------      -----------  -----------
   End of period                     $44,980,892  $47,375,784      $55,779,538  $55,143,636
                                     ===========  ===========      ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                     CREDIT SUISSE TRUST EMERGING  CREDIT SUISSE TRUST GLOBAL  DREYFUS MIDCAP STOCK
                                                MARKETS                     SMALL CAP                SUBACCOUNT
                                              SUBACCOUNT                   SUBACCOUNT            (SERVICE SHARES)
                                     ----------------------------  --------------------------  ----------------------
                                         2007 (a)      2006              2007       2006          2007        2006
                                       -----------  ----------        ---------  ---------     ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $   (30,177) $  (61,741)       $ (15,822) $ (15,799)    $  (83,688) $  (89,666)
   Net realized gains (losses)           1,976,912     201,216           66,303     21,629        597,963     838,871
   Change in unrealized gains
      (losses) on investments           (1,764,857)    997,222          (96,614)    80,799       (513,759)   (482,232)
                                       -----------  ----------        ---------  ---------     ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   181,878   1,136,697          (46,133)    86,629            516     266,973
                                       -----------  ----------        ---------  ---------     ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  12,165     431,566           60,413     21,155         69,011     152,491
   Transfers from other funding
      options                              186,099     473,203           79,553    191,638        284,864     535,827
   Contract charges                             --        (991)            (177)      (179)          (793)       (911)
   Contract surrenders                    (119,397)    (92,022)         (65,427)   (68,254)      (142,856)   (237,531)
   Transfers to other funding
      options                           (5,313,314)   (562,378)        (226,145)   (45,560)      (926,334)   (444,195)
   Other receipts (payments)               (12,215)         --               --         --        (28,441)    (22,908)
                                       -----------  ----------        ---------  ---------     ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (5,246,662)    249,378         (151,783)    98,800       (744,549)    (17,227)
                                       -----------  ----------        ---------  ---------     ----------  ----------
      Net increase (decrease)
         in net assets                  (5,064,784)  1,386,075         (197,916)   185,429       (744,033)    249,746
NET ASSETS:
   Beginning of period                   5,064,784   3,678,709          882,503    697,074      5,177,037   4,927,291
                                       -----------  ----------        ---------  ---------     ----------  ----------
   End of period                       $        --  $5,064,784        $ 684,587  $ 882,503     $4,433,004  $5,177,037
                                       ===========  ==========        =========  =========     ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                      DREYFUS SOCIALLY
                                     RESPONSIBLE GROWTH  DREYFUS VIF APPRECIATION
                                         SUBACCOUNT             SUBACCOUNT
                                      (SERVICE SHARES)       (INITIAL SHARES)
                                     ------------------  ------------------------
                                       2007      2006        2007        2006
                                     --------  --------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (4,904) $ (5,783)  $   (9,207) $   (8,373)
   Net realized gains (losses)          9,041     2,647       66,377      18,697
   Change in unrealized gains
      (losses) on investments          11,045    22,235       66,542     306,976
                                     --------  --------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               15,182    19,099      123,712     317,300
                                     --------  --------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             17,597    15,858       17,156      79,383
   Transfers from other funding
      options                           2,428     5,663       61,681     165,036
   Contract charges                      (148)     (121)      (1,034)     (1,125)
   Contract surrenders                (38,884)  (21,748)    (166,387)    (77,035)
   Transfers to other funding
      options                         (13,060)   (1,077)    (142,297)   (142,204)
   Other receipts (payments)               --    (4,416)     (11,758)         --
                                     --------  --------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (32,067)   (5,841)    (242,639)     24,055
                                     --------  --------   ----------  ----------
      Net increase (decrease)
         in net assets                (16,885)   13,258     (118,927)    341,355
NET ASSETS:
   Beginning of period                296,584   283,326    2,518,813   2,177,458
                                     --------  --------   ----------  ----------
   End of period                     $279,699  $296,584   $2,399,886  $2,518,813
                                     ========  ========   ==========  ==========


                                     DREYFUS VIF DEVELOPING LEADERS  DWS VIT EQUITY 500 INDEX
                                               SUBACCOUNT                   SUBACCOUNT
                                            (INITIAL SHARES)                (CLASS 2)
                                     ------------------------------  ------------------------
                                            2007        2006             2007        2006
                                        -----------  ----------       ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $  (100,917) $ (134,380)      $  (42,879) $  (55,557)
   Net realized gains (losses)            1,002,329     695,177          162,027      20,662
   Change in unrealized gains
      (losses) on investments            (1,967,078)   (442,249)          44,325     623,215
                                        -----------  ----------       ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 (1,065,666)    118,548          163,473     588,320
                                        -----------  ----------       ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   86,279     437,726            3,345      27,389
   Transfers from other funding
      options                               522,548     640,662        1,175,621     112,781
   Contract charges                          (2,791)     (2,957)            (587)       (656)
   Contract surrenders                     (271,477)   (298,693)         (41,997)    (81,838)
   Transfers to other funding
      options                              (592,305)   (528,175)        (871,172)   (135,734)
   Other receipts (payments)                (19,208)    (22,428)         (10,681)    (26,033)
                                        -----------  ----------       ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions        (276,954)    226,135          254,529    (104,091)
                                        -----------  ----------       ----------  ----------
      Net increase (decrease)
         in net assets                   (1,342,620)    344,683          418,002     484,229
NET ASSETS:
   Beginning of period                    8,580,463   8,235,780        5,092,588   4,608,359
                                        -----------  ----------       ----------  ----------
   End of period                        $ 7,237,843  $8,580,463       $5,510,590  $5,092,588
                                        ===========  ==========       ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                          DWS VIT RREEF
                                      REAL ESTATE SECURITIES  DWSI GLOBAL OPPORTUNITIES      DWSII BALANCED
                                            SUBACCOUNT                SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                (CLASS B)                 (CLASS B)
                                     -----------------------  -------------------------  ----------------------
                                         2007        2006          2007        2006         2007        2006
                                     -----------  ----------    ----------  ----------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (68,332) $ (111,255)   $  (35,588) $  (33,699)  $   37,143  $    6,768
   Net realized gains (losses)         1,112,129     249,341       400,316     122,779       65,476      65,242
   Change in unrealized gains
      (losses) on investments         (2,174,650)  1,545,005      (143,574)    466,588       (6,068)    234,008
                                     -----------  ----------    ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations              (1,130,853)  1,683,091       221,154     555,668       96,551     306,018
                                     -----------  ----------    ----------  ----------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               131,303     222,348        49,013     100,800       23,115     103,256
   Transfers from other funding
      options                            879,316     382,507       663,650     337,936       64,391     218,433
   Contract charges                         (996)     (1,067)         (606)       (656)        (802)       (852)
   Contract surrenders                  (226,584)   (146,142)     (102,144)   (132,508)    (191,713)   (246,646)
   Transfers to other funding
      options                         (1,003,030)   (608,388)     (386,945)   (334,672)    (296,373)   (749,500)
   Other receipts (payments)             (18,685)    (12,192)      (11,968)    (28,574)     (48,538)    (50,787)
                                     -----------  ----------    ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (238,676)   (162,934)      211,000     (57,674)    (449,920)   (726,096)
                                     -----------  ----------    ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets                (1,369,529)  1,520,157       432,154     497,994     (353,369)   (420,078)
NET ASSETS:
   Beginning of period                 6,472,186   4,952,029     3,374,703   2,876,709    4,050,432   4,470,510
                                     -----------  ----------    ----------  ----------   ----------  ----------
   End of period                     $ 5,102,657  $6,472,186    $3,806,857  $3,374,703   $3,697,063  $4,050,432
                                     ===========  ==========    ==========  ==========   ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                          DWSI BOND          DWSI CAPITAL GROWTH     DWSI GROWTH & INCOME      DWSI HEALTH CARE
                                          SUBACCOUNT             SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                          (CLASS B)               (CLASS B)               (CLASS B)                (CLASS B)
                                     -------------------  ------------------------  ----------------------  ----------------------
                                        2007      2006        2007         2006        2007        2006        2007        2006
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  25,160  $  2,305  $  (136,866) $   (87,489) $  (81,474) $  (65,550) $  (56,871) $  (53,548)
   Net realized gains (losses)         (18,577)      186      227,802      113,520     221,596     149,319     233,453      54,936
   Change in unrealized gains
      (losses) on investments           (7,337)    1,268      646,315      190,167    (193,561)    385,850     103,781     100,207
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  (754)    3,759      737,251      216,198     (53,439)    469,619     280,363     101,595
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               1,590    10,600      115,175       60,795      26,179     144,718      72,070      76,302
   Transfers from other funding
      options                          841,196   111,506      892,287    4,715,576     212,877   2,909,906     252,378     184,219
   Contract charges                       (117)      (43)      (1,750)      (1,000)     (1,406)     (1,164)       (507)       (570)
   Contract surrenders                  (1,535)     (487)    (268,602)    (236,348)   (223,637)   (207,196)   (172,194)   (135,987)
   Transfers to other funding
      options                         (481,178)   (9,618)  (1,516,593)  (1,054,981)   (731,768)   (833,642)   (187,517)   (226,845)
   Other receipts (payments)                --        --      (33,934)     (19,318)    (51,623)     (1,898)     (5,358)     (1,905)
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    359,956   111,958     (813,417)   3,464,724    (769,378)  2,010,724     (41,128)   (104,786)
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets                 359,202   115,717      (76,166)   3,680,922    (822,817)  2,480,343     239,235      (3,191)
NET ASSETS:
   Beginning of period                 167,191    51,474    8,019,061    4,338,139   6,943,787   4,463,444   2,653,456   2,656,647
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
   End of period                     $ 526,393  $167,191  $ 7,942,895  $ 8,019,061  $6,120,970  $6,943,787  $2,892,691  $2,653,456
                                     =========  ========  ===========  ===========  ==========  ==========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                      DWSII INTERNATIONAL    DWSII STRATEGIC INCOME       DWSII BLUE CHIP
                                          SUBACCOUNT               SUBACCOUNT               SUBACCOUNT
                                           (CLASS B)               (CLASS B)                 (CLASS B)
                                    ----------------------  -----------------------  ------------------------
                                       2007        2006         2007        2006         2007         2006
                                    ----------  ----------  -----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   (3,521) $  (12,611) $   191,413  $  103,134  $   (77,278) $   (85,098)
   Net realized gains (losses)         176,045     177,533        7,506      46,099      787,215      580,480
   Change in unrealized gains
      (losses) on investments          448,543     483,467      (49,877)    156,271     (592,261)     227,321
                                    ----------  ----------  -----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations               621,067     648,389      149,042     305,504      117,676      722,703
                                    ----------  ----------  -----------  ----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              74,042      46,169       49,324     161,445      252,399      282,571
   Transfers from other funding
      options                          484,452   2,771,594      909,634   1,006,227    1,976,491    2,065,536
   Contract charges                     (1,089)       (611)        (861)       (918)      (1,339)      (1,489)
   Contract surrenders                (141,779)    (95,007)    (131,166)    (76,213)    (189,422)    (197,040)
   Transfers to other funding
      options                         (599,728)   (738,845)  (1,247,581)   (934,986)  (2,103,228)  (2,341,528)
   Other receipts (payments)           (17,943)    (30,813)     (19,815)    (73,527)     (22,123)     (38,649)
                                    ----------  ----------  -----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (202,045)  1,952,487     (440,465)     82,028      (87,222)    (230,599)
                                    ----------  ----------  -----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets                 419,022   2,600,876     (291,423)    387,532       30,454      492,104
NET ASSETS:
   Beginning of period               5,373,019   2,772,143    5,004,657   4,617,125    5,849,960    5,357,856
                                    ----------  ----------  -----------  ----------  -----------  -----------
   End of period                    $5,792,041  $5,373,019  $ 4,713,234  $5,004,657  $ 5,880,414  $ 5,849,960
                                    ==========  ==========  ===========  ==========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.


                                     DWSII CONSERVATIVE ALLOCATION  DWSII CORE FIXED INCOME
                                               SUBACCOUNT                 SUBACCOUNT
                                               (CLASS B)                   (CLASS B)
                                     -----------------------------  -----------------------
                                          2007           2006          2007         2006
                                     --------------  -------------  ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $     2,267   $   (81,911)   $  122,271  $   83,220
   Net realized gains (losses)             399,722       102,579        (1,675)    (20,041)
   Change in unrealized gains
      (losses) on investments             (108,886)      594,876        (7,065)     52,161
                                       -----------   -----------    ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   293,103       615,544       113,531     115,340
                                       -----------   -----------    ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 221,319       311,420        15,845      88,854
   Transfers from other funding
      options                              453,417     4,471,601       785,188     549,449
   Contract charges                         (2,906)       (2,187)         (981)     (1,168)
   Contract surrenders                    (352,730)     (229,036)     (287,961)   (342,241)
   Transfers to other funding
      options                             (725,040)     (633,025)     (118,628)   (650,079)
   Other receipts (payments)               (98,191)     (231,256)      (32,834)    (15,361)
                                       -----------   -----------    ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (504,131)    3,687,517       360,629    (370,546)
                                       -----------   -----------    ----------  ----------
      Net increase (decrease)
         in net assets                    (211,028)    4,303,061       474,160    (255,206)
NET ASSETS:
   Beginning of period                  11,228,464     6,925,403     6,243,468   6,498,674
                                       -----------   -----------    ----------  ----------
   End of period                       $11,017,436   $11,228,464    $6,717,628  $6,243,468
                                       ===========   ===========    ==========  ==========

                                                                      DWSII DREMAN
                                     DWSII DAVIS VENTURE VALUE    HIGH RETURN EQUITY
                                             SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                 (CLASS B)
                                     -------------------------  ------------------------
                                         2007         2006          2007         2006
                                     ------------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  (169,578) $ (159,272)  $  (163,279) $  (102,278)
   Net realized gains (losses)            382,548     172,203       521,852      879,283
   Change in unrealized gains
      (losses) on investments             (15,321)  1,038,820    (1,081,781)   1,501,496
                                      -----------  ----------   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                  197,649   1,051,751      (723,208)   2,278,501
                                      -----------  ----------   -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                170,877     865,305       382,098      994,796
   Transfers from other funding
      options                           1,249,503     781,176     1,093,502    5,619,090
   Contract charges                        (1,537)     (1,604)       (3,845)      (3,199)
   Contract surrenders                   (195,798)   (342,323)     (669,374)    (491,942)
   Transfers to other funding
      options                            (914,024)   (861,411)   (1,639,374)    (809,419)
   Other receipts (payments)              (20,576)    (35,413)      (74,441)      (7,739)
                                      -----------  ----------   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       288,445     405,730      (911,434)   5,301,587
                                      -----------  ----------   -----------  -----------
      Net increase (decrease)
         in net assets                    486,094   1,457,481    (1,634,642)   7,580,088
NET ASSETS:
   Beginning of period                  9,722,906   8,265,425    19,165,502   11,585,414
                                      -----------  ----------   -----------  -----------
   End of period                      $10,209,000  $9,722,906   $17,530,860  $19,165,502
                                      ===========  ==========   ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                          DWSII DREMAN                                         DWSII
                                      SMALL MID CAP VALUE      DWSII GLOBAL THEMATIC  GOVERNMENT & AGENCY SECURITIES
                                            SUBACCOUNT             SUBACCOUNT                SUBACCOUNT
                                           (CLASS B)                (CLASS B)                 (CLASS B)
                                     -----------------------  ----------------------  ------------------------------
                                         2007       2006         2007        2006            2007       2006
                                     -----------  ----------  ----------  ----------      -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (124,106) $ (137,196) $  (83,847) $  (66,983)     $    40,727  $   19,098
   Net realized gains (losses)         1,506,243     817,446     826,108     361,385          (21,291)     (7,930)
   Change in unrealized gains
      (losses) on investments         (1,276,884)  1,024,068    (595,507)    591,591           36,490      18,107
                                     -----------  ----------  ----------  ----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 105,253   1,704,318     146,754     885,993           55,926      29,275
                                     -----------  ----------  ----------  ----------      -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               211,339     728,868      86,217     107,837              890       1,171
   Transfers from other funding
      options                            483,942     536,892   1,087,936   1,076,736        3,024,759     363,226
   Contract charges                       (1,485)     (1,534)       (784)       (712)            (268)       (334)
   Contract surrenders                  (325,963)   (328,276)   (299,569)   (108,662)         (73,387)    (53,153)
   Transfers to other funding
      options                         (1,569,969)   (817,226)   (499,690)   (445,596)      (3,051,238)   (217,987)
   Other receipts (payments)             (24,710)    (29,530)    (19,347)     (2,688)         (41,964)    (21,792)
                                     -----------  ----------  ----------  ----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,226,846)     89,194     354,763     626,915         (141,208)     71,131
                                     -----------  ----------  ----------  ----------      -----------  ----------
      Net increase (decrease)
         in net assets                (1,121,593)  1,793,512     501,517   1,512,908          (85,282)    100,406
NET ASSETS:
   Beginning of period                 9,263,180   7,469,668   4,473,071   2,960,163        1,581,460   1,481,054
                                     -----------  ----------  ----------  ----------      -----------  ----------
   End of period                     $ 8,141,587  $9,263,180  $4,974,588  $4,473,071      $ 1,496,178  $1,581,460
                                     ===========   ========== ==========  ==========      ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     DWSII GROWTH ALLOCATION    DWSII HIGH INCOME
                                            SUBACCOUNT              SUBACCOUNT
                                             (CLASS B)              (CLASS B)
                                     -----------------------  ------------------------
                                        2007         2006        2007         2006
                                     -----------  -----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (4,859) $  (214,207) $   301,305  $  277,384
   Net realized gains (losses)         1,211,513      401,021      (43,617)      2,658
   Change in unrealized gains
      (losses) on investments           (561,650)   1,655,329     (347,996)    142,710
                                     -----------  -----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 645,004    1,842,143      (90,308)    422,752
                                     -----------  -----------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                55,138      495,806       24,466      87,013
   Transfers from other funding
      options                            205,296    1,523,186      854,261     722,951
   Contract charges                       (3,784)      (3,840)      (1,168)     (1,180)
   Contract surrenders                  (756,299)    (417,581)    (197,233)   (224,835)
   Transfers to other funding
      options                         (1,086,012)  (2,005,558)  (1,304,632)   (787,673)
   Other receipts (payments)             (56,189)     (43,691)     (19,899)    (44,621)
                                     -----------  -----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,641,850)    (451,678)    (644,205)   (248,345)
                                     -----------  -----------  -----------  ----------
      Net increase (decrease)
         in net assets                  (996,846)   1,390,465     (734,513)    174,407
NET ASSETS:
   Beginning of period                18,857,212   17,466,747    5,671,489   5,497,082
                                     -----------  -----------  -----------  ----------
   End of period                     $17,860,366  $18,857,212  $ 4,936,976  $5,671,489
                                     ===========  ===========   ==========  ==========

                                     DWSII INTERNATIONAL SELECT EQUITY  DWSII JANUS GROWTH & INCOME
                                                 SUBACCOUNT                     SUBACCOUNT
                                                 (CLASS B)                      (CLASS B)
                                     ---------------------------------  ---------------------------
                                           2007         2006                2007        2006
                                           ----------  ----------         ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)            $    4,725  $  (21,578)        $  (41,968) $   (44,214)
   Net realized gains (losses)                713,412     164,722             99,507       76,911
   Change in unrealized gains
      (losses) on investments                 (41,110)    789,456             35,667      102,626
                                           ----------  ----------         ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                      677,027     932,600             93,206      135,323
                                           ----------  ----------         ----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                    158,546     316,584             26,379      242,957
   Transfers from other funding
      options                               1,524,879     424,403            124,995      198,633
   Contract charges                              (846)       (843)              (393)        (429)
   Contract surrenders                       (218,109)   (192,475)          (103,554)    (151,025)
   Transfers to other funding
      options                                (803,936)   (548,701)          (343,000)    (269,745)
   Other receipts (payments)                       --      (8,367)           (12,571)     (11,797)
                                           ----------  ----------         ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions           660,534      (9,399)          (308,144)       8,594
                                           ----------  ----------         ----------  -----------
      Net increase (decrease)
         in net assets                      1,337,561     923,201           (214,938)     143,917
NET ASSETS:
   Beginning of period                      5,020,613   4,097,412          2,457,650    2,313,733
                                           ----------  ----------         ----------  -----------
   End of period                           $6,358,174  $5,020,613         $2,242,712  $ 2,457,650
                                           ==========  ==========         ==========  ===========

   The accompanying notes are an integral part of these financial statements.

                                      DWSII LARGE CAP VALUE  DWSII MID CAP GROWTH  DWSII MODERATE ALLOCATION
                                           SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                            (CLASS B)              (CLASS B)               (CLASS B)
                                     ----------------------  --------------------  -------------------------
                                        2007        2006        2007       2006        2007          2006
                                     ----------  ----------  ---------  ---------  -----------   -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (21,169) $  (22,954) $ (16,693) $ (15,707) $    39,166   $  (189,091)
   Net realized gains (losses)          179,255      28,146     72,947     26,112      860,335       256,123
   Change in unrealized gains
      (losses) on investments           137,069     322,079    (10,600)    55,324     (360,839)    1,325,633
                                     ----------  ----------  ---------  ---------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from operations                295,155     327,271     45,654     65,729      538,662     1,392,665
                                     ----------  ----------  ---------  ---------  -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                6,924      23,870     38,322    106,666      249,220       981,414
   Transfers from other funding
      options                           415,355     102,040    306,532    163,058      592,633     1,273,602
   Contract charges                        (563)       (608)      (203)      (176)      (3,753)       (3,675)
   Contract surrenders                  (92,588)   (118,046)   (31,354)    (5,150)    (598,758)     (501,079)
   Transfers to other funding
      options                          (297,871)   (108,859)  (282,829)  (147,157)    (502,059)   (1,081,913)
   Other receipts (payments)            (24,512)         --         --         --     (479,639)     (245,987)
                                     ----------  ----------  ---------  ---------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       6,745    (101,603)    30,468    117,241     (742,356)      422,362
                                     ----------  ----------  ---------  ---------  -----------   -----------
      Net increase (decrease)
         in net assets                  301,900     225,668     76,122    182,970     (203,694)    1,815,027
NET ASSETS:
   Beginning of period                2,875,977   2,650,309    888,027    705,057   17,441,676    15,626,649
                                     ----------  ----------  ---------  ---------  -----------   -----------
   End of period                     $3,177,877  $2,875,977  $ 964,149  $ 888,027  $17,237,982   $17,441,676
                                     ==========  ==========  =========  =========  ===========   ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                        DWSII MONEY MARKET     DWSII SMALL CAP GROWTH
                                            SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                (CLASS B)
                                     ------------------------  ----------------------
                                         2007         2006        2007         2006
                                     -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   133,995  $    89,664  $  (64,610) $  (61,628)
   Net realized gains (losses)                --           --     104,459      38,440
   Change in unrealized gains
      (losses) on investments                 --           --      61,972     100,656
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 133,995       89,664     101,821      77,468
                                     -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               328,695      410,693      52,832     278,354
   Transfers from other funding
      options                          9,396,879    6,923,741     543,978     292,218
   Contract charges                         (818)        (553)       (623)       (593)
   Contract surrenders                (1,667,639)    (556,025)    (86,258)   (115,485)
   Transfers to other funding
      options                         (8,336,607)  (4,912,150)   (485,589)   (174,585)
   Other receipts (payments)              (8,996)          --     (18,483)     (2,316)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (288,486)   1,865,706       5,857     277,593
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                  (154,491)   1,955,370     107,678     355,061
NET ASSETS:
   Beginning of period                 4,919,873    2,964,503   3,043,223   2,688,162
                                     -----------  -----------  ----------  ----------
   End of period                     $ 4,765,382  $ 4,919,873  $3,150,901  $3,043,223
                                     ===========  ===========  ==========  ==========

                                        DWSII TECHNOLOGY     DWSII TURNER MID CAP GROWTH
                                           SUBACCOUNT                 SUBACCOUNT
                                            (CLASS B)                 (CLASS B)
                                     ----------------------  ---------------------------
                                        2007        2006        2007             2006
                                     ----------  ----------  ----------       ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (24,417) $  (25,551) $  (47,373)      $  (43,932)
   Net realized gains (losses)           37,650       7,045     252,342          197,886
   Change in unrealized gains
      (losses) on investments            71,963     (12,584)    260,457          (64,557)
                                     ----------  ----------  ----------       ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 85,196     (31,090)    465,426           89,397
                                     ----------  ----------  ----------       ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               84,458      31,999      40,631           54,542
   Transfers from other funding
      options                           542,361     128,349     347,614          175,552
   Contract charges                        (317)       (409)       (436)            (432)
   Contract surrenders                  (50,185)    (56,542)    (61,014)         (55,413)
   Transfers to other funding
      options                          (307,597)   (198,669)   (313,610)        (202,054)
   Other receipts (payments)             (3,440)    (44,297)     (7,060)              --
                                     ----------  ----------  ----------       ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     265,280    (139,569)      6,125          (27,805)
                                     ----------  ----------  ----------       ----------
      Net increase (decrease)
         in net assets                  350,476    (170,659)    471,551           61,592
NET ASSETS:
   Beginning of period                1,192,311   1,362,970   2,113,971        2,052,379
                                     ----------  ----------  ----------       ----------
   End of period                     $1,542,787  $1,192,311  $2,585,522       $2,113,971
                                     ==========  ==========  ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                                                       FIDELITY VIP
                                     FIDELITY VIP CONTRAFUND   DYNAMIC CAPITAL APPRECIATION    FIDELITY VIP MID CAP
                                            SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                                        (SERVICE CLASS 2)            (SERVICE CLASS 2)           (SERVICE CLASS 2)
                                     ------------------------  ----------------------------  ------------------------
                                         2007        2006         2007              2006         2007        2006
                                     -----------  -----------  ----------        ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (277,548) $  (192,375) $  (30,514)       $  (23,164) $  (420,877) $  (461,646)
   Net realized gains (losses)         6,712,248    1,931,773     276,685           108,408    3,086,255    3,233,381
   Change in unrealized gains
      (losses) on investments         (3,121,266)      71,894    (154,341)           66,890      973,936     (258,591)
                                     -----------  -----------  ----------        ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations               3,313,434    1,811,292      91,830           152,134    3,639,314    2,513,144
                                     -----------  -----------  ----------        ----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               310,331    2,032,476       3,180            14,349      592,186    1,679,991
   Transfers from other funding
      options                          2,707,685    2,068,079     234,616           257,160    2,171,755    2,599,742
   Contract charges                       (6,988)      (6,634)       (218)             (184)      (8,956)      (8,895)
   Contract surrenders                  (653,671)    (345,152)    (51,594)          (11,709)    (737,574)    (547,710)
   Transfers to other funding
      options                         (1,832,363)  (1,133,494)   (326,395)         (296,086)  (2,964,944)  (1,869,951)
   Other receipts (payments)             (67,569)     (13,242)         --                --      (17,838)    (114,979)
                                     -----------  -----------  ----------        ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      457,425    2,602,033    (140,411)          (36,470)    (965,371)   1,738,198
                                     -----------  -----------  ----------        ----------  -----------  -----------
      Net increase (decrease)
         in net assets                 3,770,859    4,413,325     (48,581)          115,664    2,673,943    4,251,342
NET ASSETS:
   Beginning of period                22,196,058   17,782,733   1,532,924         1,417,260   27,992,606   23,741,264
                                     -----------  -----------  ----------        ----------  -----------  -----------
   End of period                     $25,966,917  $22,196,058  $1,484,343        $1,532,924  $30,666,549  $27,992,606
                                     ===========  ===========  ==========        ==========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                           FTVIPT FRANKLIN                FTVIPT FRANKLIN
                                     RISING DIVIDENDS SECURITIES  SMALL MID-CAP GROWTH SECURITIES
                                             SUBACCOUNT                     SUBACCOUNT
                                              (CLASS 2)                      (CLASS 2)
                                     ---------------------------  -------------------------------
                                         2007            2006        2007                 2006
                                     -----------     -----------  ----------           ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    72,839     $  (108,097) $ (114,287)          $  (88,042)
   Net realized gains (losses)           528,502         208,846     556,222              103,802
   Change in unrealized gains
      (losses) on investments         (1,279,780)      1,660,377     (13,503)             285,461
                                     -----------     -----------  ----------           ----------
      Net increase (decrease)
         in net assets resulting
         from operations                (678,439)      1,761,126     428,432              301,221
                                     -----------     -----------  ----------           ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             1,163,280       2,022,600     527,309              978,769
   Transfers from other funding
      options                          1,541,454       1,263,572   2,290,289              516,711
   Contract charges                       (3,973)         (3,467)     (2,181)              (1,862)
   Contract surrenders                  (908,661)       (695,092)   (290,955)            (377,784)
   Transfers to other funding
      options                         (2,053,077)       (757,178)   (664,058)            (221,516)
   Other receipts (payments)            (102,326)       (205,445)    (69,625)            (251,313)
                                     -----------     -----------  ----------           ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (363,303)      1,624,990   1,790,779              643,005
                                     -----------     -----------  ----------           ----------
      Net increase (decrease)
         in net assets                (1,041,742)      3,386,116   2,219,211              944,226
NET ASSETS:
   Beginning of period                14,539,499      11,153,383   5,109,650            4,165,424
                                     -----------     -----------  ----------           ----------
   End of period                     $13,497,757     $14,539,499  $7,328,861           $5,109,650
                                     ===========     ===========  ==========           ==========

                                            FTVIPT TEMPLETON                   FTVIPT
                                     DEVELOPING MARKETS SECURITIES  TEMPLETON FOREIGN SECURITIES
                                              SUBACCOUNT                     SUBACCOUNT
                                               (CLASS 2)                     (CLASS 2)
                                     -----------------------------  ----------------------------
                                         2007              2006         2007             2006
                                     -----------       -----------  -----------      -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    43,650       $  (108,038) $    13,645      $  (126,452)
   Net realized gains (losses)         2,269,169           371,607    1,794,862          228,189
   Change in unrealized gains
      (losses) on investments          1,263,051         2,437,538      802,529        2,882,934
                                     -----------       -----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from operations               3,575,870         2,701,107    2,611,036        2,984,671
                                     -----------       -----------  -----------      -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               442,641           939,500    1,429,652        1,853,819
   Transfers from other funding
      options                          3,059,905         2,651,594    2,598,997        2,256,695
   Contract charges                       (3,634)           (3,231)      (5,432)          (4,816)
   Contract surrenders                  (507,018)         (111,436)    (789,319)        (489,647)
   Transfers to other funding
      options                         (3,310,951)       (2,179,631)  (3,611,403)      (1,773,034)
   Other receipts (payments)             (64,028)          (31,814)    (181,480)        (166,748)
                                     -----------       -----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (383,085)        1,264,982     (558,985)       1,676,269
                                     -----------       -----------  -----------      -----------
      Net increase (decrease)
         in net assets                 3,192,785         3,966,089    2,052,051        4,660,940
NET ASSETS:
   Beginning of period                14,369,790        10,403,701   19,734,442       15,073,502
                                     -----------       -----------  -----------      -----------
   End of period                     $17,562,575       $14,369,790  $21,786,493      $19,734,442
                                     ===========       ===========  ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                                     JANUS ASPEN GLOBAL   JANUS ASPEN GLOBAL       JANUS ASPEN
                                        LIFE SCIENCES         TECHNOLOGY        WORLDWIDE GROWTH
                                         SUBACCOUNT           SUBACCOUNT           SUBACCOUNT
                                      (SERVICE SHARES)     (SERVICE SHARES)     (SERVICE SHARES)
                                     ------------------  --------------------  ------------------
                                       2007      2006       2007       2006      2007      2006
                                     --------  --------  ----------  --------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (4,713) $ (4,846) $  (18,222) $(17,695) $ (3,605) $   (686)
   Net realized gains (losses)         14,564     5,662      19,478    13,782     9,782     1,761
   Change in unrealized gains
      (losses) on investments          32,755     9,450     230,422    50,725    10,593    33,524
                                     --------  --------  ----------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations               42,606    10,266     231,678    46,812    16,770    34,599
                                     --------  --------  ----------  --------  --------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                523       366       9,733   112,490    45,403       567
   Transfers from other funding
      options                          73,829     2,452   1,711,332   185,486    15,576     4,205
   Contract charges                       (79)     (119)       (326)     (341)      (49)      (56)
   Contract surrenders                (23,019)   (4,246)    (25,888)   (9,889)  (35,099)   (5,976)
   Transfers to other funding
      options                         (25,539)   (1,423)    (69,566)  (91,786)   (3,359)   (1,573)
   Other receipts (payments)               --        --          --   (10,012)       --        --
                                     --------  --------  ----------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    25,715    (2,970)  1,625,285   185,948    22,472    (2,833)
                                     --------  --------  ----------  --------  --------  --------
      Net increase (decrease)
         in net assets                 68,321     7,296   1,856,963   232,760    39,242    31,766
NET ASSETS:
   Beginning of period                237,597   230,301     999,185   766,425   250,705   218,939
                                     --------  --------  ----------  --------  --------  --------
   End of period                     $305,918  $237,597  $2,856,148  $999,185  $289,947  $250,705
                                     ========  ========  ==========  ========  ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET AGGRESSIVE GROWTH  LMPVET AGGRESSIVE GROWTH
                                            SUBACCOUNT                SUBACCOUNT
                                             (CLASS I)                (CLASS II)
                                     ------------------------  ------------------------
                                           2007 (b)     2006         2007 (b)  2006
                                         -----------  -------      ----------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (104,025)  $--         $  (94,182)  $--
   Net realized gains (losses)                27,610    --             29,503    --
   Change in unrealized gains
      (losses) on investments               (293,058)   --           (287,503)   --
                                         -----------   ---         ----------   ---
      Net increase (decrease)
         in net assets resulting
         from operations                    (369,473)   --           (352,182)   --
                                         -----------   ---         ----------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   164,743    --            456,837    --
   Transfers from other funding
      options                              8,687,153    --          7,481,772    --
   Contract charges                           (2,233)   --             (2,232)   --
   Contract surrenders                      (193,847)   --           (176,646)   --
   Transfers to other funding
      options                             (1,076,515)   --           (447,656)   --
   Other receipts (payments)                  (5,512)   --            (18,561)   --
                                         -----------   ---         ----------   ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions        7,573,789    --          7,293,514    --
                                         -----------   ---         ----------   ---
      Net increase (decrease)
         in net assets                     7,204,316    --          6,941,332    --
NET ASSETS:
   Beginning of period                            --    --                 --    --
                                         -----------   ---         ----------   ---
   End of period                         $ 7,204,316   $--         $6,941,332   $--
                                         ===========   ===         ==========   ===

                                     LMPVET APPRECIATION     LMPVET EQUITY INDEX
                                         SUBACCOUNT              SUBACCOUNT
                                          (CLASS I)              (CLASS II)
                                     -------------------  ------------------------
                                         2007 (b)  2006       2007        2006
                                       ----------  ----   -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $   (4,869)  $--   $   (48,783) $   (75,050)
   Net realized gains (losses)            139,279    --       894,449      338,399
   Change in unrealized gains
      (losses) on investments             (89,742)   --      (450,289)   1,293,047
                                       ----------   ---   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                   44,668    --       395,377    1,556,396
                                       ----------   ---   -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  2,322    --       289,062      769,934
   Transfers from other funding
      options                           1,760,798    --       484,729      684,964
   Contract charges                          (414)   --        (4,857)      (5,339)
   Contract surrenders                    (14,402)   --      (390,577)    (274,607)
   Transfers to other funding
      options                            (135,282)   --    (1,056,406)  (1,127,877)
   Other receipts (payments)              (12,067)   --       (31,531)    (104,436)
                                       ----------   ---   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     1,600,955    --      (709,580)     (57,361)
                                       ----------   ---   -----------  -----------
      Net increase (decrease)
         in net assets                  1,645,623    --      (314,203)   1,499,035
NET ASSETS:
   Beginning of period                         --    --    13,421,871   11,922,836
                                       ----------   ---   -----------  -----------
   End of period                       $1,645,623   $--   $13,107,668  $13,421,871
                                       ==========   ===   ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET FUNDAMENTAL VALUE     LMPVET INVESTORS     LMPVET LARGE CAP GROWTH
                                            SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                            (CLASS I)                 (CLASS I)               (CLASS I)
                                     ------------------------  ----------------------  -----------------------
                                           2007 (b)  2006         2007        2006         2007 (b)   2006
                                         ----------  ----      ----------  ----------     ----------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $   (4,465) $ --      $  (22,690) $   (8,150)    $  (32,767) $ --
   Net realized gains (losses)              220,983    --         126,649     113,805          2,557    --
   Change in unrealized gains
      (losses) on investments              (471,368)   --         (40,968)    322,155         11,416    --
                                         ----------  ----      ----------  ----------     ----------  ----
      Net increase (decrease)
         in net assets resulting
         from operations                   (254,850)   --          62,991     427,810        (18,794)   --
                                         ----------  ----      ----------  ----------     ----------  ----
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   79,684    --          35,796     237,656         12,532    --
   Transfers from other funding
      options                             4,976,878    --          45,398     134,550      2,666,149    --
   Contract charges                          (1,288)   --            (916)       (921)          (985)   --
   Contract surrenders                     (123,772)   --         (66,142)    (54,063)       (48,331)   --
   Transfers to other funding
      options                               (69,400)   --         (89,608)   (203,055)      (170,943)   --
   Other receipts (payments)                (17,122)   --              --          --             --    --
                                         ----------  ----      ----------  ----------     ----------  ----
      Net increase (decrease)
         in net assets resulting
         from contract transactions       4,844,980    --         (75,472)    114,167      2,458,422    --
                                         ----------  ----      ----------  ----------     ----------  ----
      Net increase (decrease)
         in net assets                    4,590,130    --         (12,481)    541,977      2,439,628    --
NET ASSETS:
   Beginning of period                           --    --       3,092,100   2,550,123             --    --
                                         ----------  ----      ----------  ----------     ----------  ----
   End of period                         $4,590,130  $ --      $3,079,619  $3,092,100     $2,439,628  $ --
                                         ==========  ====      ==========  ==========     ==========  ====

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET SMALL CAP GROWTH                               LMPVPI ALL CAP          LMPVPI ALL CAP
                                            SUBACCOUNT        LMPVET SOCIAL AWARENESS        SUBACCOUNT              SUBACCOUNT
                                             (CLASS I)                SUBACCOUNT             (CLASS I)               (CLASS II)
                                     -----------------------  -----------------------  -----------------------  -------------------
                                        2007         2006         2007        2006       2007 (a)      2006      2007 (a)    2006
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (98,141) $  (95,035)  $    (4,521) $ (11,381)  $   (14,484) $  (22,406) $  (1,258) $    317
   Net realized gains (losses)          441,835     307,334       161,855      2,776       990,488     199,926     24,053     7,676
   Change in unrealized gains
      (losses) on investments            42,975     251,001       (74,669)    56,600      (760,158)    449,181    (11,222)    9,801
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                386,669     463,300        82,665     47,995       215,846     626,701     11,573    17,794
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               80,158     243,120         1,876     57,870        11,997     146,402     20,948   183,253
   Transfers from other funding
      options                           135,820     527,588        17,118     61,974        20,317      80,010        109     2,208
   Contract charges                      (1,701)     (1,740)         (458)      (435)           (4)     (1,225)        --       (18)
   Contract surrenders                 (245,060)   (154,261)       (3,546)    (4,931)      (25,835)    (90,196)      (914)   (1,142)
   Transfers to other funding
      options                          (315,930)   (607,551)       (7,057)   (15,852)   (4,692,179)   (144,839)  (257,046)     (256)
   Other receipts (payments)            (44,926)    (36,982)           --         --       (74,586)         --         --        --
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (391,639)    (29,826)        7,933     98,626    (4,760,290)     (9,848)  (236,903)  184,045
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
      Net increase (decrease)
         in net assets                   (4,970)    433,474        90,598    146,621    (4,544,444)    616,853   (225,330)  201,839
NET ASSETS:
   Beginning of period                4,925,899   4,492,425       925,855    779,234     4,544,444   3,927,591    225,330    23,491
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
   End of period                     $4,920,929  $4,925,899   $ 1,016,453  $ 925,855   $        --  $4,544,444  $      --  $225,330
                                     ==========  ==========   ===========  =========   ===========  ==========  =========  ========

   The accompanying notes are an integral part of these financial statements.

                                      LMPVPII GROWTH AND INCOME    LMPVPI LARGE CAP GROWTH   LMPVPII AGGRESSIVE GROWTH
                                             SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                                             (CLASS I)                   (CLASS I)                    (CLASS I)
                                     --------------------------  --------------------------  --------------------------
                                       2007 (a)        2006         2007 (a)        2006       2007 (a)        2006
                                     ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (9,183)  $  (23,196)   $   (16,411)   $  (49,824)  $   (52,997)  $ (163,818)
   Net realized gains (losses)           348,685       21,591        393,380        29,137     1,927,125      143,032
   Change in unrealized gains
      (losses) on investments           (267,009)     156,564       (271,145)       81,311    (1,587,920)     716,481
                                     -----------   ----------    -----------    ----------   -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  72,493      154,959        105,824        60,624       286,208      695,695
                                     -----------   ----------    -----------    ----------   -----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                21,393       29,453         36,032       133,332        69,005      773,934
   Transfers from other funding
      options                              3,948       67,774         14,217       149,840       187,437      339,982
   Contract charges                           (5)        (436)            --        (1,019)           (7)      (2,690)
   Contract surrenders                    (9,348)     (39,034)       (41,194)      (31,012)      (73,333)    (194,003)
   Transfers to other funding
      options                         (1,758,647)     (26,288)    (2,691,716)     (354,249)   (8,839,010)    (737,160)
   Other receipts (payments)                  --       (6,526)       (33,971)           --       (91,762)     (66,802)
                                     -----------   ----------    -----------    ----------   -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,742,659)      24,943     (2,716,632)     (103,108)   (8,747,670)     113,261
                                     -----------   ----------    -----------    ----------   -----------   ----------
      Net increase (decrease)
         in net assets                (1,670,166)     179,902     (2,610,808)      (42,484)   (8,461,462)     808,956
NET ASSETS:
   Beginning of period                 1,670,166    1,490,264      2,610,808     2,653,292     8,461,462    7,652,506
                                     -----------   ----------    -----------    ----------   -----------   ----------
   End of period                     $        --   $1,670,166    $        --    $2,610,808   $        --   $8,461,462
                                     ===========   ==========    ===========    ==========   ===========   ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVPII AGGRESSIVE GROWTH    LMPVET CAPITAL AND INCOME
                                              SUBACCOUNT                 SUBACCOUNT
                                              (CLASS II)                 (CLASS II)
                                     --------------------------  --------------------------
                                       2007 (a)        2006        2007 (b)        2006
                                     ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (43,131)   $ (120,910)   $   (1,938)       $--
   Net realized gains (losses)         1,428,336       118,217       765,601         --
   Change in unrealized gains
      (losses) on investments         (1,154,276)      503,219      (770,491)        --
                                     -----------    ----------    ----------        ---
      Net increase (decrease)
         in net assets resulting
         from operations                 230,929       500,526        (6,828)        --
                                     -----------    ----------    ----------        ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               187,589     1,785,627       254,815         --
   Transfers from other funding
      options                            246,145       427,438     4,884,900         --
   Contract charges                          (17)       (1,954)       (1,383)        --
   Contract surrenders                  (153,377)     (277,122)     (101,451)        --
   Transfers to other funding
      options                         (7,603,394)     (502,030)     (222,524)        --
   Other receipts (payments)             (39,460)      (12,664)      (26,556)        --
                                     -----------    ----------    ----------        ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (7,362,514)    1,419,295     4,787,801         --
                                     -----------    ----------    ----------        ---
      Net increase (decrease)
         in net assets                (7,131,585)    1,919,821     4,780,973         --
NET ASSETS:
   Beginning of period                 7,131,585     5,211,764            --         --
                                     -----------    ----------    ----------        ---
   End of period                     $        --    $7,131,585    $4,780,973        $--
                                     ===========    ==========    ==========        ===

                                                                       LMPVPI TOTAL RETURN
                                     LMPVIT ADJUSTABLE RATE INCOME         SUBACCOUNT
                                              SUBACCOUNT                   (CLASS II)
                                     -----------------------------  -------------------------
                                          2007           2006         2007 (a)       2006
                                     ------------  ---------------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $   64,288      $   70,619    $    (1,113)  $   13,187
   Net realized gains (losses)            (1,954)          3,332        422,705      108,496
   Change in unrealized gains
      (losses) on investments            (72,946)         (8,331)      (299,259)     253,320
                                      ----------      ----------    -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 (10,612)         65,620        122,333      375,003
                                      ----------      ----------    -----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 1,416         121,892        187,846    1,347,454
   Transfers from other funding
      options                            112,197         868,401        100,687      258,080
   Contract charges                         (668)           (777)            (4)      (1,163)
   Contract surrenders                  (127,793)        (76,086)      (132,480)    (102,544)
   Transfers to other funding
      options                           (476,238)       (893,533)    (4,547,209)     (90,927)
   Other receipts (payments)             (15,802)       (561,193)       (25,986)     (82,439)
                                      ----------      ----------    -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (506,888)       (541,296)    (4,417,146)   1,328,461
                                      ----------      ----------    -----------   ----------
      Net increase (decrease)
         in net assets                  (517,500)       (475,676)    (4,294,813)   1,703,464
NET ASSETS:
   Beginning of period                 2,941,227       3,416,903      4,294,813    2,591,349
                                      ----------      ----------    -----------   ----------
   End of period                      $2,423,727      $2,941,227    $        --   $4,294,813
                                      ==========      ==========    ===========   ==========

   The accompanying notes are an integral part of these financial statements.

                                             LORD ABBETT               LORD ABBETT            MIST BATTERYMARCH
                                          GROWTH AND INCOME           MID-CAP VALUE             MID-CAP STOCK
                                             SUBACCOUNT                SUBACCOUNT                 SUBACCOUNT
                                             (CLASS VC)                (CLASS VC)                 (CLASS A)
                                     -------------------------  -------------------------  ----------------------
                                       2007 (a)       2006         2007 (a)       2006        2007       2006 (c)
                                     ------------  -----------  ------------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (96,432) $  (100,159) $    (84,052) $  (186,978) $  (87,638) $  (66,133)
   Net realized gains (losses)          2,133,663      527,878     2,182,490    1,090,747     672,887     (21,896)
   Change in unrealized gains
      (losses) on investments          (1,472,754)   1,484,319      (801,611)     292,716    (362,707)   (191,425)
                                     ------------  -----------  ------------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  564,477    1,912,038     1,296,827    1,196,485     222,542    (279,454)
                                     ------------  -----------  ------------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 90,915      578,596        48,049      445,233      81,108      19,891
   Transfers from other funding
      options                              97,809    1,074,212       155,235      765,592     262,383   5,764,668
   Contract charges                           (14)      (4,278)           (8)      (3,745)     (1,336)     (1,369)
   Contract surrenders                    (68,038)    (240,488)     (106,862)    (386,799)   (187,607)    (60,583)
   Transfers to other funding
      options                         (15,670,309)    (574,292)  (14,405,873)  (1,549,227)   (331,657)   (175,130)
   Other receipts (payments)              (49,700)     (82,956)      (24,442)     (76,270)    (17,800)         --
                                     ------------  -----------  ------------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (15,599,337)     750,794   (14,333,901)    (805,216)   (194,909)  5,547,477
                                     ------------  -----------  ------------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                (15,034,860)   2,662,832   (13,037,074)     391,269      27,633   5,268,023
NET ASSETS:
   Beginning of period                 15,034,860   12,372,028    13,037,074   12,645,805   5,268,023          --
                                     ------------  -----------  ------------  -----------  ----------  ----------
   End of period                     $         --  $15,034,860  $         --  $13,037,074  $5,295,656  $5,268,023
                                     ============  ===========  ============  ===========  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST BLACKROCK HIGH YIELD  MIST BLACKROCK LARGE-CAP CORE
                                             SUBACCOUNT                  SUBACCOUNT
                                             (CLASS A)                   (CLASS E)
                                     -------------------------  -----------------------------
                                          2007       2006 (c)      2007 (b)         2006
                                     ------------  -----------  ------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   362,912   $  (66,719)   $  (62,893)        $--
   Net realized gains (losses)            (4,093)       5,441        15,733          --
   Change in unrealized gains
      (losses) on investments           (523,685)     316,030        38,779          --
                                     -----------   ----------    ----------         ---
      Net increase (decrease)
         in net assets resulting
         from operations                (164,866)     254,752        (8,381)         --
                                     -----------   ----------    ----------         ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                87,026       55,615         8,627          --
   Transfers from other funding
      options                          8,090,752    5,238,239     5,176,381          --
   Contract charges                       (3,753)      (1,443)         (950)         --
   Contract surrenders                  (407,005)     (91,532)     (123,211)         --
   Transfers to other funding
      options                         (1,143,630)    (179,465)     (800,688)         --
   Other receipts (payments)                  --       (9,637)           --          --
                                     -----------   ----------    ----------         ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions    6,623,390    5,011,777     4,260,159          --
      Net increase (decrease)
         in net assets                 6,458,524    5,266,529     4,251,778          --
NET ASSETS:
   Beginning of period                 5,266,529           --            --          --
                                     -----------   ----------    ----------         ---
   End of period                     $11,725,053   $5,266,529    $4,251,778         $--
                                     ===========   ==========    ==========         ===

                                     MIST BLACKROCK LARGE-CAP CORE  MIST DREMAN SMALL-CAP VALUE
                                              SUBACCOUNT                    SUBACCOUNT
                                              (CLASS A)                     (CLASS A)
                                     -----------------------------  ---------------------------
                                        2007 (a)       2006 (c)         2007         2006 (c)
                                     ------------  ---------------  -----------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $     2,468     $  (63,236)     $  (9,944)     $  (1,264)
   Net realized gains (losses)           549,289         (7,192)        14,999          4,574
   Change in unrealized gains
      (losses) on investments           (323,399)       323,399        (23,082)        21,871
                                     -----------     ----------      ---------      ---------
   Net increase (decrease)
      in net assets resulting
      from operations                    228,358        252,971        (18,027)        25,181
                                     -----------     ----------      ---------      ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 9,418         37,948          1,480          4,113
   Transfers from other funding
      options                             16,864      4,904,678        431,456        476,434
   Contract charges                           (4)        (1,008)          (129)           (47)
   Contract surrenders                   (28,141)       (28,802)       (13,972)        (3,486)
   Transfers to other funding
      options                         (5,107,379)      (238,238)      (273,000)      (130,998)
   Other receipts (payments)             (23,618)       (23,047)            --             --
                                     -----------     ----------      ---------      ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (5,132,860)     4,651,531        145,835        346,016
      Net increase (decrease)
         in net assets                (4,904,502)     4,904,502        127,808        371,197
NET ASSETS:
   Beginning of period                 4,904,502             --        371,197             --
                                     -----------     ----------      ---------      ---------
   End of period                     $        --     $4,904,502      $ 499,005      $ 371,197
                                     ===========     ==========      =========      =========

   The accompanying notes are an integral part of these financial statements.

                                       MIST HARRIS OAKMARK
                                          INTERNATIONAL           MIST JANUS FORTY     MIST LAZARD MID-CAP
                                            SUBACCOUNT               SUBACCOUNT             SUBACCOUNT
                                            (CLASS A)                 (CLASS A)             (CLASS B)
                                     -----------------------  -----------------------  -------------------
                                         2007      2006 (c)       2007      2006 (c)      2007 (b)  2006
                                     -----------  ----------  -----------  ----------     --------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (76,379) $  (67,019) $  (157,751) $ (105,402)    $ (6,119)  $--
   Net realized gains (losses)           694,855      (1,133)   1,475,324     (30,905)      (1,201)   --
   Change in unrealized gains
      (losses) on investments           (855,323)    626,947      957,135     302,770      (54,598)   --
                                     -----------  ----------  -----------  ----------     --------   ---
      Net increase (decrease)
         in net assets resulting
         from operations                (236,847)    558,795    2,274,708     166,463      (61,918)   --
                                     -----------  ----------  -----------  ----------     --------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               141,470      35,614      192,817     250,526          636    --
   Transfers from other funding
      options                          2,645,124   6,166,803      862,175   8,746,409      510,526    --
   Contract charges                       (1,858)     (1,545)      (2,679)     (2,875)        (117)   --
   Contract surrenders                  (328,060)   (103,008)    (189,053)   (142,853)      (6,282)   --
   Transfers to other funding
      options                         (1,221,885)   (375,036)    (816,721)   (708,739)     (12,906)   --
   Other receipts (payments)             (44,395)    (14,979)      (3,125)    (16,498)          --    --
                                     -----------  ----------  -----------  ----------     --------   ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions    1,190,396   5,707,849       43,414   8,125,970      491,857    --
                                     -----------  ----------  -----------  ----------     --------   ---
      Net increase (decrease)
         in net assets                   953,549   6,266,644    2,318,122   8,292,433      429,939    --
NET ASSETS:
   Beginning of period                 6,266,644          --    8,292,433          --           --    --
                                     -----------  ----------  -----------  ----------     --------   ---
   End of period                     $ 7,220,193  $6,266,644  $10,610,555  $8,292,433     $429,939   $--
                                     ===========  ==========  ===========  ==========     ========   ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST LEGG MASON PARTNERS     MIST LORD ABBETT
                                          MANAGED ASSETS           BOND DEBENTURE
                                            SUBACCOUNT                SUBACCOUNT
                                             (CLASS A)               (CLASS A)
                                     ------------------------  ----------------------
                                         2007      2006 (c)       2007      2006 (c)
                                      ----------  ----------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $   18,593  $  (54,382)  $  149,659  $  (46,782)
   Net realized gains (losses)           377,258         953       54,405       2,671
   Change in unrealized gains
      (losses) on investments           (213,538)    270,959       (8,594)    212,983
                                      ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 182,313     217,530      195,470     168,872
                                      ----------  ----------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                79,059      50,315       21,154      23,661
   Transfers from other funding
      options                             63,859   4,337,962      715,209   4,200,812
   Contract charges                       (1,290)     (1,350)        (762)       (809)
   Contract surrenders                  (105,365)    (93,707)    (221,633)   (135,709)
   Transfers to other funding
      options                            (80,450)   (202,234)    (735,471)   (153,144)
   Other receipts (payments)             (67,929)         --      (22,734)    (67,176)
                                      ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (112,116)  4,090,986     (244,237)  3,867,635
                                      ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets                    70,197   4,308,516      (48,767)  4,036,507
NET ASSETS:
   Beginning of period                 4,308,516          --    4,036,507          --
                                      ----------  ----------   ----------  ----------
   End of period                      $4,378,713  $4,308,516   $3,987,740  $4,036,507
                                      ==========  ==========   ==========  ==========

                                         MIST LORD ABBETT         MIST LORD ABBETT
                                         GROWTH AND INCOME         MID-CAP VALUE
                                            SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)               (CLASS B)
                                     ------------------------  ---------------------
                                         2007       2006 (c)       2007     2006 (c)
                                     -----------  -----------  -----------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (307,043) $  (169,137) $  (179,502) $   (663)
   Net realized gains (losses)           839,233        6,359      (33,352)      298
   Change in unrealized gains
      (losses) on investments           (502,781)   1,219,016   (1,251,102)   11,651
                                     -----------  -----------  -----------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                  29,409    1,056,238   (1,463,956)   11,286
                                     -----------  -----------  -----------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
   from contract owners                  422,190      254,487      282,477     9,360
   Transfers from other funding
   options                            16,154,195   14,753,303   14,872,203    94,632
   Contract charges                       (7,313)      (3,557)      (3,641)      (14)
   Contract surrenders                  (914,445)    (222,994)    (380,700)      (27)
   Transfers to other funding
   options                            (2,388,078)    (427,718)  (1,108,221)   (8,536)
   Other receipts (payments)            (131,414)     (65,404)     (27,436)       --
                                     -----------  -----------  -----------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   13,135,135   14,288,117   13,634,682    95,415
                                     -----------  -----------  -----------  --------
      Net increase (decrease)
         in net assets                13,164,544   15,344,355   12,170,726   106,701
NET ASSETS:
   Beginning of period                15,344,355           --      106,701        --
                                     -----------  -----------  -----------  --------
   End of period                     $28,508,899  $15,344,355  $12,277,427  $106,701
                                     ===========  ===========  ===========  ========

   The accompanying notes are an integral part of these financial statements.

                                          MIST MET/AIM           MIST MET/AIM          MIST MET/AIM
                                      CAPITAL APPRECIATION   CAPITAL APPRECIATION    SMALL CAP GROWTH
                                           SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                           (CLASS A)               (CLASS E)             (CLASS A)
                                     ----------------------  --------------------  --------------------
                                       2007        2006 (c)   2007 (b)     2006      2007      2006 (c)
                                     ----------  ----------  ----------  --------  --------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (53,279) $  (30,846) $  (85,415)   $--   $  (6,399)   $ (1,853)
   Net realized gains (losses)           (4,092)    326,069      10,334     --       8,882       1,773
   Change in unrealized gains
      (losses) on investments           324,540    (341,583)    254,599     --       6,763       1,191
                                     ----------  ----------  ----------    ---   ---------    --------
      Net increase (decrease)
         in net assets resulting
         from operations                267,169     (46,360)    179,518     --       9,246       1,111
                                     ----------  ----------  ----------    ---   ---------    --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               24,862      80,148     357,872     --      16,125      21,371
   Transfers from other funding
      options                            97,793   2,894,147   7,018,014     --     424,491     171,589
   Contract charges                        (828)       (862)     (2,145)    --        (149)        (47)
   Contract surrenders                  (87,925)   (127,104)   (153,563)    --     (47,333)       (124)
   Transfers to other funding
      options                          (141,717)    (38,026)   (607,457)    --    (153,154)     (3,738)
   Other receipts (payments)            (22,750)         --     (15,522)    --          --          --
                                     ----------  ----------  ----------    ---   ---------    --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (130,565)  2,808,303   6,597,199     --     239,980     189,051
                                     ----------  ----------  ----------    ---   ---------    --------
      Net increase (decrease)
         in net assets                  136,604   2,761,943   6,776,717     --     249,226     190,162
NET ASSETS:
   Beginning of period                2,761,943          --          --     --     190,162          --
                                     ----------  ----------  ----------    ---   ---------    --------
   End of period                     $2,898,547  $2,761,943  $6,776,717    $--   $ 439,388    $190,162
                                     ==========  ==========  ==========    ===   =========    ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST MFS EMERGING  MIST MFS RESEARCH                            MIST NEUBERGER BERMAN
                                      MARKETS EQUITY      INTERNATIONAL         MIST MFS VALUE            REAL ESTATE
                                        SUBACCOUNT          SUBACCOUNT            SUBACCOUNT               SUBACCOUNT
                                         (CLASS A)          (CLASS B)              (CLASS A)               (CLASS A)
                                     -----------------  -----------------  ----------------------  -------------------------
                                      2007 (b)   2006     2007 (b)   2006      2007      2006 (c)      2007        2006 (c)
                                     ----------  -----  ----------  -----  ----------  ----------  -----------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (70,691)  $--   $  (14,724)   $--  $ (174,151) $    1,035  $  (128,956)  $  (207,599)
   Net realized gains (losses)          108,210    --        2,006     --     272,309     336,978    1,687,251       110,595
   Change in unrealized gains
      (losses) on investments         1,139,133    --       65,605     --     358,674     409,706   (4,223,659)    3,263,550
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from operations              1,176,652    --       52,887     --     456,832     747,719   (2,665,364)    3,166,546
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              153,442    --       36,430     --     198,113     203,620      304,935       373,442
   Transfers from other funding
      options                         5,634,569    --    2,034,165     --   1,889,901   7,707,291    1,886,078    15,945,212
   Contract charges                        (972)   --         (240)    --      (2,274)     (1,982)      (4,986)       (5,793)
   Contract surrenders                 (144,427)   --      (20,060)    --    (397,118)   (280,806)    (816,985)     (396,766)
   Transfers to other funding
      options                          (797,616)   --      (67,308)    --    (970,813)   (290,136)  (3,572,093)   (1,130,589)
   Other receipts (payments)             (3,094)   --           --     --     (43,967)         --      (60,739)      (45,594)
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   4,841,902    --    1,982,987     --     673,842   7,337,987   (2,263,790)   14,739,912
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
      Net increase (decrease)
         in net assets                6,018,554    --    2,035,874     --   1,130,674   8,085,706   (4,929,154)   17,906,458
NET ASSETS:
   Beginning of period                       --    --           --     --   8,085,706          --   17,906,458            --
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
   End of period                     $6,018,554   $--   $2,035,874    $--  $9,216,380  $8,085,706  $12,977,304   $17,906,458
                                     ==========   ===   ==========    ===  ==========  ==========  ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                                        MIST OPPENHEIMER     MIST PIMCO INFLATION
                                      CAPITAL APPRECIATION      PROTECTED BOND        MIST PIONEER FUND
                                           SUBACCOUNT             SUBACCOUNT              SUBACCOUNT
                                           (CLASS B)              (CLASS A)               (CLASS A)
                                     ----------------------  --------------------  ----------------------
                                        2007      2006 (c)       2007 (b)   2006      2007      2006 (c)
                                     ----------  ----------    -----------  ----   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (116,761) $  (64,493)   $  (150,694)  $--   $  (13,786) $  (16,608)
   Net realized gains (losses)          432,496     (16,184)        24,102    --       59,189       1,161
   Change in unrealized gains
      (losses) on investments           335,584     167,915        810,364    --        1,961     108,210
                                     ----------  ----------    -----------   ---   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                651,319      87,238        683,772    --       47,364      92,763
                                     ----------  ----------    -----------   ---   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              488,980     712,505         45,265    --          954       7,313
   Transfers from other funding
      options                         1,288,621   5,437,258     12,489,099    --      109,093   1,298,290
   Contract charges                      (1,868)     (1,758)        (3,187)   --         (285)       (285)
   Contract surrenders                 (294,736)   (114,790)      (363,615)   --     (145,415)    (18,744)
   Transfers to other funding
      options                          (867,024)   (416,857)      (861,169)   --     (283,051)    (11,965)
   Other receipts (payments)            (72,172)    (86,889)       (13,282)   --           --          --
                                     ----------  ----------    -----------   ---   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     541,801   5,529,469     11,293,111    --     (318,704)  1,274,609
                                     ----------  ----------    -----------   ---   ----------  ----------
      Net increase (decrease)
         in net assets                1,193,120   5,616,707     11,976,883    --     (271,340)  1,367,372
NET ASSETS:
   Beginning of period                5,616,707          --             --    --    1,367,372          --
                                     ----------  ----------    -----------   ---   ----------  ----------
   End of period                     $6,809,827  $5,616,707    $11,976,883   $--   $1,096,032  $1,367,372
                                     ==========  ==========    ===========   ===   ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST PIONEER MID-CAP VALUE  MIST PIONEER STRATEGIC INCOME
                                             SUBACCOUNT                    SUBACCOUNT
                                             (CLASS A)                     (CLASS A)
                                     --------------------------  -----------------------------
                                          2007 (a)  2006 (c)            2007      2006 (c)
                                         ---------  --------         ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $    (912) $ (4,242)        $ (115,724) $  311,067
   Net realized gains (losses)              70,390     6,556             23,086       8,461
   Change in unrealized gains
      (losses) on investments              (22,913)   22,913            511,935     (29,805)
                                         ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                    46,565    25,227            419,297     289,723
                                         ---------  --------         ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   4,944    25,261             61,431      73,463
   Transfers from other funding
      options                                3,524   460,166          1,049,246   9,487,051
   Contract charges                             --      (111)            (2,162)     (2,307)
   Contract surrenders                        (440)   (4,588)          (321,785)   (130,452)
   Transfers to other funding
      options                             (521,123)   (4,333)          (760,979)   (450,839)
   Other receipts (payments)                    --   (35,092)           (33,357)    (81,419)
                                         ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (513,095)  441,303             (7,606)  8,895,497
                                         ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets                    (466,530)  466,530            411,691   9,185,220
NET ASSETS:
   Beginning of period                     466,530        --          9,185,220          --
                                         ---------  --------         ----------  ----------
   End of period                         $      --  $466,530         $9,596,911  $9,185,220
                                         =========  ========         ==========  ==========

                                         MIST THIRD AVENUE          MSF BLACKROCK
                                          SMALL CAP VALUE         AGGRESSIVE GROWTH
                                            SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                (CLASS D)
                                     ------------------------  ----------------------
                                         2007       2006 (c)      2007      2006 (c)
                                     -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (297,607) $   (99,480) $ (100,116) $  (60,848)
   Net realized gains (losses)           672,144       (2,289)     49,747      (9,735)
   Change in unrealized gains
      (losses) on investments         (2,462,404)     373,765     926,137     (51,592)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations              (2,087,867)     271,996     875,768    (122,175)
                                     -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               442,010      146,388      93,087      40,666
   Transfers from other funding
      options                         16,622,982   12,096,576     551,620   5,191,371
   Contract charges                       (8,108)      (1,758)     (1,397)     (1,400)
   Contract surrenders                (1,108,507)    (244,609)   (229,644)   (101,681)
   Transfers to other funding
      options                         (2,530,412)    (167,558)   (324,716)   (100,328)
   Other receipts (payments)             (61,732)          --     (33,630)    (19,625)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   13,356,233   11,829,039      55,320   5,009,003
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                11,268,366   12,101,035     931,088   4,886,828
NET ASSETS:
   Beginning of period                12,101,035           --   4,886,828          --
                                     -----------  -----------  ----------  ----------
   End of period                     $23,369,401  $12,101,035  $5,817,916  $4,886,828
                                     ===========  ===========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.


                                     MSF BLACKROCK BOND INCOME   MSF BLACKROCK MONEY MARKET      MSF FI LARGE CAP
                                           SUBACCOUNT                   SUBACCOUNT                  SUBACCOUNT
                                            (CLASS A)                   (CLASS A)                    (CLASS A)
                                     -------------------------  ----------------------------  ----------------------
                                         2007       2006 (c)         2007          2006 (c)     2007        2006 (c)
                                      ----------  ----------    ------------    ------------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  107,100  $ (104,100)   $    835,049    $    427,746  $  (86,260) $  (61,579)
   Net realized gains (losses)            40,283       8,614              --              --     332,871     (12,487)
   Change in unrealized gains
      (losses) on investments            205,044     382,878              --              --    (148,568)    123,803
                                      ----------  ----------    ------------    ------------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 352,427     287,392         835,049         427,746      98,043      49,737
                                      ----------  ----------    ------------    ------------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                56,851     280,480       4,632,317       5,472,436      72,653      38,880
   Transfers from other funding
      options                            724,406   8,297,101      30,971,588      29,303,741      78,907   5,006,130
   Contract charges                       (2,792)     (2,933)         (7,170)         (6,114)     (1,377)     (1,448)
   Contract surrenders                  (420,040)   (128,907)     (6,319,569)     (1,082,926)   (292,225)    (81,878)
   Transfers to other funding
      options                           (365,389)   (452,070)    (18,346,813)    (11,000,839)   (226,509)   (147,673)
   Other receipts (payments)             (80,708)    (94,947)       (214,864)       (127,971)    (38,133)         --
                                      ----------  ----------    ------------    ------------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (87,672)  7,898,724      10,715,489      22,558,327    (406,684)  4,814,011
                                      ----------  ----------    ------------    ------------  ----------  ----------
      Net increase (decrease)
         in net assets                   264,755   8,186,116      11,550,538      22,986,073    (308,641)  4,863,748
NET ASSETS:
   Beginning of period                 8,186,116          --      22,986,073              --   4,863,748          --
                                      ----------  ----------    ------------    ------------  ----------  ----------
   End of period                      $8,450,871  $8,186,116    $ 34,536,611    $ 22,986,073  $4,555,107  $4,863,748
                                      ==========  ==========    ============    ============  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                MSF METLIFE AGGRESSIVE
                                        MSF FI VALUE LEADERS          ALLOCATION
                                            SUBACCOUNT                SUBACCOUNT
                                            (CLASS D)                 (CLASS B)
                                     ------------------------  -----------------------
                                        2007       2006 (c)      2007         2006 (c)
                                     -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (129,129) $  (141,256) $  (40,949) $  (20,880)
   Net realized gains (losses)         1,048,151       (5,539)     24,075      (1,689)
   Change in unrealized gains
      (losses) on investments           (661,337)     399,189      13,243     111,994
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 257,685      252,394      (3,631)     89,425
                                     -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               320,866      180,953      57,981      50,481
   Transfers from other funding
      options                            351,739   11,075,041     575,785   1,661,481
   Contract charges                       (3,281)      (3,406)     (1,079)       (726)
   Contract surrenders                  (315,656)    (208,579)    (35,823)    (40,728)
   Transfers to other funding
      options                           (608,769)    (189,704)   (201,104)     (4,383)
   Other receipts (payments)              (1,851)     (30,376)         --     (89,561)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (256,952)  10,823,929     395,760   1,576,564
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                       733   11,076,323     392,129   1,665,989
NET ASSETS:
   Beginning of period                11,076,323           --   1,665,989          --
                                     -----------  -----------  ----------  ----------
   End of period                     $11,077,056  $11,076,323  $2,058,118  $1,665,989
                                     ===========  ===========  ==========  ==========

                                     MSF METLIFE CONSERVATIVE  MSF METLIFE CONSERVATIVE
                                            ALLOCATION         TO MODERATE ALLOCATION
                                            SUBACCOUNT              SUBACCOUNT
                                            (CLASS B)                (CLASS B)
                                     ------------------------  ------------------------
                                       2007       2006 (c)       2007        2006 (c)
                                      ----------  ----------   -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  (48,656) $  (33,674)  $   (60,710) $  (22,538)
   Net realized gains (losses)            60,727       5,248        59,139         (50)
   Change in unrealized gains
      (losses) on investments             65,380     143,963        47,336     111,973
                                      ----------  ----------   -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  77,451     115,537        45,765      89,385
                                      ----------  ----------   -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 5,576      17,222       267,277      71,199
   Transfers from other funding
      options                            897,600   2,611,576     3,107,057   1,878,219
   Contract charges                         (393)       (351)       (1,036)       (829)
   Contract surrenders                   (75,345)    (44,508)   (1,341,761)    (11,382)
   Transfers to other funding
      options                           (800,265)     (4,759)      (76,792)     (1,602)
   Other receipts (payments)                  --          --            --     (85,875)
                                      ----------  ----------   -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       27,173   2,579,180     1,954,745   1,849,730
                                      ----------  ----------   -----------  ----------
      Net increase (decrease)
         in net assets                   104,624   2,694,717     2,000,510   1,939,115
NET ASSETS:
   Beginning of period                 2,694,717          --     1,939,115          --
                                      ----------  ----------   -----------  ----------
   End of period                      $2,799,341  $2,694,717   $ 3,939,625  $1,939,115
                                      ==========  ==========   ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                            MSF METLIFE        MSF METLIFE MODERATE TO
                                        MODERATE ALLOCATION     AGGRESSIVE ALLOCATION    MSF MFS TOTAL RETURN
                                            SUBACCOUNT                SUBACCOUNT              SUBACCOUNT
                                             (CLASS B)                (CLASS B)               (CLASS B)
                                     ------------------------  -----------------------  ----------------------
                                         2007       2006 (c)       2007      2006 (c)      2007      2006 (c)
                                     -----------  -----------  -----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (253,906) $  (141,228) $  (145,100) $  (90,249) $   (8,799) $  (51,904)
   Net realized gains (losses)           144,105      (14,208)     308,978     (32,440)    181,287       5,810
   Change in unrealized gains
      (losses) on investments            349,440      691,802       30,367     481,484    (106,545)    306,914
                                     -----------  -----------  -----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 239,639      536,366      194,245     358,795      65,943     260,820
                                     -----------  -----------  -----------  ----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               287,039      314,604      262,356     114,877     439,275      55,068
   Transfers from other funding
      options                          2,385,272   10,944,813    1,582,231   7,151,786   1,318,592   4,199,867
   Contract charges                       (3,170)      (2,456)      (2,790)     (2,017)       (888)       (881)
   Contract surrenders                  (434,510)    (197,497)    (215,285)    (63,866)   (198,893)    (54,601)
   Transfers to other funding
      options                           (856,998)    (295,564)  (1,981,551)   (474,430)   (305,811)   (260,197)
   Other receipts (payments)             (98,739)    (174,610)    (250,147)         --     (32,325)     (1,847)
                                     -----------  -----------  -----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    1,278,894   10,589,290     (605,186)  6,726,350   1,219,950   3,937,409
                                     -----------  -----------  -----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets                 1,518,533   11,125,656     (410,941)  7,085,145   1,285,893   4,198,229
NET ASSETS:
   Beginning of period                11,125,656           --    7,085,145          --   4,198,229          --
                                     -----------  -----------  -----------  ----------  ----------  ----------
   End of period                     $12,644,189  $11,125,656  $ 6,674,204  $7,085,145  $5,484,122  $4,198,229
                                     ===========  ===========  ===========  ==========  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                    MSF OPPENHEIMER
                                       MSF MFS TOTAL RETURN          GLOBAL EQUITY
                                            SUBACCOUNT                SUBACCOUNT
                                             (CLASS F)                 (CLASS B)
                                     ------------------------  ------------------------
                                         2007       2006 (c)       2007       2006 (c)
                                     -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $     7,732  $  (432,641) $  (357,805) $  (407,254)
   Net realized gains (losses)         1,410,637       42,006    1,126,445      (74,812)
   Change in unrealized gains
      (losses) on investments           (670,943)   2,583,830      822,708    2,222,408
                                     -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                 747,426    2,193,195    1,591,348    1,740,342
                                     -----------  -----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               401,822      813,564    1,181,304    1,515,439
   Transfers from other funding
      options                          1,187,260   33,494,651    1,334,790   34,564,009
   Contract charges                      (11,007)     (11,377)      (8,879)      (8,617)
   Contract surrenders                (1,123,813)    (648,058)  (1,161,257)    (456,742)
   Transfers to other funding
      options                         (2,161,949)  (1,274,183)  (4,691,124)  (2,117,664)
   Other receipts (payments)            (141,822)    (139,316)     (86,026)    (124,128)
                                     -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,849,509)  32,235,281   (3,431,192)  33,372,297
                                     -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets                (1,102,083)  34,428,476   (1,839,844)  35,112,639
NET ASSETS:
   Beginning of period                34,428,476           --   35,112,639           --
                                     -----------  -----------  -----------  -----------
   End of period                     $33,326,393  $34,428,476  $33,272,795  $35,112,639
                                     ===========  ===========  ===========  ===========

                                                                   MSF WESTERN
                                        MSF T. ROWE PRICE        ASSET MANAGEMENT
                                        LARGE CAP GROWTH         HIGH YIELD BOND
                                           SUBACCOUNT               SUBACCOUNT
                                            (CLASS B)               (CLASS A)
                                     ----------------------  -----------------------
                                        2007      2006 (c)     2007 (a)    2006 (c)
                                     ----------  ----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (44,612) $  (31,862) $   712,108  $  (88,498)
   Net realized gains (losses)           50,343       6,115       58,857      13,376
   Change in unrealized gains
      (losses) on investments           164,458     194,772     (497,478)    497,478
                                     ----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                170,189     169,025      273,487     422,356
                                     ----------  ----------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               11,586       1,362       39,841      95,216
   Transfers from other funding
      options                           246,254   2,626,077      398,977   7,409,746
   Contract charges                        (392)       (470)         (14)     (2,551)
   Contract surrenders                 (104,152)    (51,035)     (82,306)   (152,565)
   Transfers to other funding
      options                          (115,830)   (222,432)  (7,937,563)   (376,472)
   Other receipts (payments)                 --          --      (12,154)    (75,998)
                                     ----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      37,466   2,353,502   (7,593,219)  6,897,376
                                     ----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets                  207,655   2,522,527   (7,319,732)  7,319,732
NET ASSETS:
   Beginning of period                2,522,527          --    7,319,732          --
                                     ----------  ----------  -----------  ----------
   End of period                     $2,730,182  $2,522,527  $        --  $7,319,732
                                     ==========  ==========  ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                     MSF WESTERN ASSET MANAGEMENT
                                           U.S. GOVERNMENT           PIMCO VIT REAL RETURN     PIMCO VIT TOTAL RETURN
                                              SUBACCOUNT                   SUBACCOUNT                SUBACCOUNT
                                              (CLASS A)              (ADMINISTRATIVE CLASS)    (ADMINISTRATIVE CLASS)
                                     ----------------------------  -------------------------  ------------------------
                                        2007            2006 (c)     2007 (a)        2006         2007         2006
                                     ----------        ----------  ----------    -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   63,106        $  (71,714) $    103,446  $   268,708  $   749,690  $   626,122
   Net realized gains (losses)           50,596            13,736      (699,546)     260,253      (84,476)      88,236
   Change in unrealized gains
      (losses) on investments            43,861           263,997       811,182     (664,975)   1,029,439     (233,164)
                                     ----------        ----------  ------------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                157,563           206,019       215,082     (136,014)   1,694,653      481,194
                                     ----------        ----------  ------------  -----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               46,661            81,080        77,317      598,422      187,484    1,148,037
   Transfers from other funding
      options                           637,378         6,731,173       442,120    1,386,466    2,340,729    2,943,855
   Contract charges                      (1,916)           (2,090)           (8)      (3,451)      (7,943)      (8,449)
   Contract surrenders                 (656,978)         (161,437)     (118,544)    (408,641)  (1,352,693)    (691,486)
   Transfers to other funding
      options                          (564,902)         (462,331)  (11,870,289)  (1,138,470)  (1,913,024)  (1,278,335)
   Other receipts (payments)            (34,201)          (47,333)      (51,349)     (46,014)    (109,648)    (128,581)
                                     ----------        ----------  ------------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (573,958)        6,139,062   (11,520,753)     388,312     (855,095)   1,985,041
                                     ----------        ----------  ------------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets                 (416,395)        6,345,081   (11,305,671)     252,298      839,558    2,466,235
NET ASSETS:
   Beginning of period                6,345,081                --    11,305,671   11,053,373   26,181,299   23,715,064
                                     ----------        ----------  ------------  -----------  -----------  -----------
   End of period                     $5,928,686        $6,345,081  $         --  $11,305,671  $27,020,857  $26,181,299
                                     ==========        ==========  ============  ===========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER AMERICA INCOME VCT  PIONEER BOND VCT
                                             SUBACCOUNT             SUBACCOUNT
                                             (CLASS II)             (CLASS II)
                                     --------------------------  ----------------
                                       2007 (d)         2006      2007 (e)   2006
                                     ------------   -----------  ----------   ---
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    217,100   $   185,865  $   36,333   $--
   Net realized gains (losses)            (93,308)      (52,093)        656    --
   Change in unrealized gains
      (losses) on investments             208,007       (36,922)     68,283    --
                                     ------------   -----------  ----------   ---
      Net increase (decrease)
         in net assets resulting
         from operations                  331,799        96,850     105,272    --
                                     ------------   -----------  ----------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              1,049,954     1,642,968      15,428    --
   Transfers from other funding
      options                           2,722,121     1,479,627   9,833,238    --
   Contract charges                        (3,064)       (2,377)         (2)   --
   Contract surrenders                   (313,196)     (384,720)    (75,833)   --
   Transfers to other funding
      options                         (12,254,438)   (1,599,120)   (151,884)   --
   Other receipts (payments)             (122,403)      (62,078)    (19,543)   --
                                     ------------   -----------  ----------   ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (8,921,026)    1,074,300   9,601,404    --
                                     ------------   -----------  ----------   ---
      Net increase (decrease)
         in net assets                 (8,589,227)    1,171,150   9,706,676    --
NET ASSETS:
   Beginning of period                  8,589,227     7,418,077          --    --
                                     ------------   -----------  ----------   ---
   End of period                     $         --   $ 8,589,227  $9,706,676   $--
                                     ============   ===========  ==========   ===

                                     PIONEER CULLEN VALUE VCT  PIONEER EMERGING MARKETS VCT
                                            SUBACCOUNT                  SUBACCOUNT
                                            (CLASS II)                  (CLASS II)
                                     ------------------------  ----------------------------
                                        2007        2006           2007             2006
                                     ----------    ----------  -----------      -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (74,779)   $  (52,887) $  (213,399)     $  (128,755)
   Net realized gains (losses)           61,965        29,082    1,979,837        1,048,986
   Change in unrealized gains
      (losses) on investments           291,114       492,415    2,768,304        1,449,386
                                     ----------    ----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from operations                278,300       468,610    4,534,742        2,369,617
                                     ----------    ----------  -----------      -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            2,005,898     3,035,083    1,267,341        2,921,001
   Transfers from other funding
      options                         1,115,947       865,061    2,696,282          971,810
   Contract charges                      (1,868)         (839)      (4,327)          (2,588)
   Contract surrenders                 (166,340)      (56,912)    (511,022)        (367,906)
   Transfers to other funding
      options                          (306,752)     (382,637)  (2,046,340)      (1,124,804)
   Other receipts (payments)            (19,603)           --     (132,244)        (195,327)
                                     ----------    ----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   2,627,282     3,459,756    1,269,690        2,202,186
                                     ----------    ----------  -----------      -----------
      Net increase (decrease)
         in net assets                2,905,582     3,928,366    5,804,432        4,571,803
NET ASSETS:
   Beginning of period                5,354,951     1,426,585   10,762,696        6,190,893
                                     ----------    ----------  -----------      -----------
   End of period                     $8,260,533    $5,354,951  $16,567,128      $10,762,696
                                     ==========    ==========  ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER EQUITY INCOME VCT  PIONEER EQUITY OPPORTUNITY VCT      PIONEER FUND VCT
                                            SUBACCOUNT                   SUBACCOUNT                    SUBACCOUNT
                                            (CLASS II)                    (CLASS II)                   (CLASS II)
                                     -------------------------  ------------------------------  ------------------------
                                        2007           2006          2007 (d)         2006         2007         2006
                                     -----------   -----------  --------------   -------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    66,094   $    60,980     $    (9,820)  $ (1,674) $   (99,274) $   (71,730)
   Net realized gains (losses)           679,488       282,110          93,595        717      239,790      115,066
   Change in unrealized gains
      (losses) on investments           (959,180)    1,444,717         (18,944)    17,843      121,440    1,106,155
                                     -----------   -----------     -----------   --------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                (213,598)    1,787,807          64,831     16,886      261,956    1,149,491
                                     -----------   -----------     -----------   --------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             1,846,017     2,232,730         122,645    156,477      870,201    1,315,960
   Transfers from other funding
      options                          1,360,837     1,726,685         740,576      9,867    6,880,162      687,754
   Contract charges                       (3,996)       (3,348)           (373)       (76)      (3,079)      (3,044)
   Contract surrenders                  (443,711)     (424,128)         (9,363)      (729)    (552,260)    (562,938)
   Transfers to other funding
      options                         (1,771,616)   (1,220,798)     (1,114,099)   (18,441)    (819,925)    (391,104)
   Other receipts (payments)            (171,443)     (115,242)             --         --      (94,967)     (99,763)
                                     -----------   -----------     -----------   --------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      816,088     2,195,899        (260,614)   147,098    6,280,132      946,865
                                     -----------   -----------     -----------   --------  -----------  -----------
      Net increase (decrease)
         in net assets                   602,490     3,983,706        (195,783)   163,984    6,542,088    2,096,356
NET ASSETS:
   Beginning of period                11,862,483     7,878,777         195,783     31,799   10,008,672    7,912,316
                                     -----------   -----------     -----------   --------  -----------  -----------
   End of period                     $12,464,973   $11,862,483     $        --   $195,783  $16,550,760  $10,008,672
                                     ===========   ===========     ===========   ========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER GLOBAL HIGH YIELD VCT   PIONEER HIGH YIELD VCT
                                               SUBACCOUNT                  SUBACCOUNT
                                               (CLASS II)                  (CLASS II)
                                     -----------------------------  ------------------------
                                        2007               2006        2007         2006
                                     ----------         ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  289,601         $   89,795  $   459,431  $   421,635
   Net realized gains (losses)           69,444             20,174      134,866       56,927
   Change in unrealized gains
      (losses) on investments          (395,188)            64,830      (54,625)     300,511
                                     ----------         ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                (36,143)           174,799      539,672      779,073
                                     ----------         ----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            1,546,977          2,469,219    1,405,819    4,727,897
   Transfers from other funding
      options                           843,205            672,804    5,296,605    3,553,029
   Contract charges                      (1,151)              (332)      (3,011)      (3,291)
   Contract surrenders                 (287,550)           (17,072)    (910,047)    (650,639)
   Transfers to other funding
      options                          (418,850)          (478,191)  (7,503,133)  (3,239,433)
   Other receipts (payments)            (10,101)                --     (132,576)    (173,699)
                                     ----------         ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   1,672,530          2,646,428   (1,846,343)   4,213,864
                                     ----------         ----------  -----------  -----------
      Net increase (decrease)
         in net assets                1,636,387          2,821,227   (1,306,671)   4,992,937
NET ASSETS:
   Beginning of period                3,517,328            696,101   14,826,051    9,833,114
                                     ----------         ----------  -----------  -----------
   End of period                     $5,153,715         $3,517,328  $13,519,380  $14,826,051
                                     ==========         ==========  ===========  ===========

                                          PIONEER IBBOTSON          PIONEER IBBOTSON
                                     AGGRESSIVE ALLOCATION VCT    GROWTH ALLOCATION VCT
                                            SUBACCOUNT                 SUBACCOUNT
                                            (CLASS II)                 (CLASS II)
                                     -------------------------  -------------------------
                                        2007           2006         2007         2006
                                     ----------     ----------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (32,614)    $  (48,774) $ (1,121,019) $  (588,483)
   Net realized gains (losses)          186,759         34,007     1,983,391      115,909
   Change in unrealized gains
      (losses) on investments           (20,808)       368,587     1,225,391    4,205,295
                                     ----------     ----------  ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                133,337        353,820     2,087,763    3,732,721
                                     ----------     ----------  ------------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            1,032,713      2,472,776    40,554,618   51,768,686
   Transfers from other funding
      options                           126,731        481,825    10,187,395    5,930,069
   Contract charges                      (2,000)          (884)      (22,456)      (4,469)
   Contract surrenders                  (84,960)        (5,802)   (2,618,825)    (269,339)
   Transfers to other funding
      options                           (99,716)       (48,506)   (4,218,945)   1,043,771)
   Other receipts (payments)                 --             --      (152,397)          --
                                     ----------     ----------  ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     972,768      2,899,409    43,729,390   56,381,176
                                     ----------     ----------  ------------  -----------
      Net increase (decrease)
         in net assets                1,106,105      3,253,229    45,817,153   60,113,897
NET ASSETS:
   Beginning of period                4,419,580      1,166,351    64,824,560    4,710,663
                                     ----------     ----------  ------------  -----------
   End of period                     $5,525,685     $4,419,580  $110,641,713  $64,824,560
                                     ==========     ==========  ============  ===========

   The accompanying notes are an integral part of these financial statements.

                                         PIONEER IBBOTSON
                                      MODERATE ALLOCATION VCT  PIONEER INDEPENDENCE VCT  PIONEER INTERNATIONAL VALUE VCT
                                             SUBACCOUNT               SUBACCOUNT                    SUBACCOUNT
                                            (CLASS II)                (CLASS II)                    (CLASS II)
                                     ------------------------  ------------------------  -------------------------------
                                         2007         2006         2007        2006              2007        2006
                                     -----------  -----------  -----------  ----------       -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (545,028) $  (309,882)  $  (42,182) $  (29,716)      $   (79,991) $  (35,987)
   Net realized gains (losses)           907,494      138,418       48,691      13,876           273,517      34,026
   Change in unrealized gains
      (losses) on investments            938,264    1,936,597      109,418     123,706           293,415     408,127
                                     -----------  -----------   ----------  ----------       -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               1,300,730    1,765,133      115,927     107,866           486,941     406,166
                                     -----------  -----------   ----------  ----------       -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            16,344,061   20,180,703      408,137     254,028           781,990     806,241
   Transfers from other funding
      options                          6,252,221   11,778,814      253,259     160,737         1,704,020   1,946,212
   Contract charges                      (11,848)      (3,534)        (495)       (359)           (1,295)       (708)
   Contract surrenders                (1,559,261)    (273,742)     (43,176)    (35,217)         (144,346)    (40,013)
   Transfers to other funding
      options                         (3,344,298)    (266,107)    (209,850)   (127,418)       (1,369,579)   (184,467)
   Other receipts (payments)            (343,836)    (154,507)      (4,408)     (5,296)          (30,293)    (20,998)
                                     -----------  -----------   ----------  ----------       -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   17,337,039   31,261,627      403,467     246,475           940,497   2,506,267
                                     -----------  -----------   ----------  ----------       -----------  ----------
      Net increase (decrease)
         in net assets                18,637,769   33,026,760      519,394     354,341         1,427,438   2,912,433
NET ASSETS:
   Beginning of period                37,906,944    4,880,184    1,778,174   1,423,833         4,369,095   1,456,662
                                     -----------  -----------   ----------  ----------       -----------  ----------
   End of period                     $56,544,713  $37,906,944   $2,297,568  $1,778,174       $ 5,796,533  $4,369,095
                                     ===========  ===========   ==========  ==========       ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                    PIONEER OAK RIDGE
                                     PIONEER MID CAP VALUE VCT    LARGE CAP GROWTH VCT
                                             SUBACCOUNT                SUBACCOUNT
                                            (CLASS II)                 (CLASS II)
                                     -------------------------  -----------------------
                                         2007         2006         2007         2006
                                     -----------  -----------   ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (148,543) $  (173,512)  $ (105,686) $   (90,484)
   Net realized gains (losses)         1,070,147    2,358,984      179,119      106,805
   Change in unrealized gains
      (losses) on investments           (602,644)  (1,250,420)     273,910        7,665
                                     -----------  -----------   ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                 318,960      935,052      347,343       23,986
                                     -----------  -----------   ----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             1,096,706    2,298,225      464,225      794,697
   Transfers from other funding
      options                          1,874,593      824,473      924,404    1,464,124
   Contract charges                       (3,542)      (3,227)      (1,509)      (1,105)
   Contract surrenders                  (433,088)    (488,687)    (438,646)    (117,599)
   Transfers to other funding
      options                         (1,793,419)  (1,339,504)    (917,663)  (1,065,688)
   Other receipts (payments)             (91,342)     (18,426)     (46,207)          --
                                     -----------  -----------   ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      649,908    1,272,854      (15,396)   1,074,429
                                     -----------  -----------   ----------  -----------
      Net increase (decrease)
         in net assets                   968,868    2,207,906      331,947    1,098,415
NET ASSETS:
   Beginning of period                10,452,814    8,244,908    5,708,645    4,610,230
                                     -----------  -----------   ----------  -----------
   End of period                     $11,421,682  $10,452,814   $6,040,592  $ 5,708,645
                                     ===========  ===========   ==========  ===========

                                                                     PIONEER SMALL AND MID CAP
                                     PIONEER REAL ESTATE SHARES VCT          GROWTH VCT
                                               SUBACCOUNT                    SUBACCOUNT
                                               (CLASS II)                    (CLASS II)
                                     ------------------------------  -------------------------
                                            2007         2006           2007 (d)      2006
                                        -----------  -----------      -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $    70,655  $    49,318      $   (39,793) $  (36,284)
   Net realized gains (losses)            1,260,317      617,734          646,306       8,449
   Change in unrealized gains
      (losses) on investments            (3,590,805)   1,863,546         (250,221)    137,346
                                        -----------  -----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 (2,259,833)   2,530,598          356,292     109,511
                                        -----------  -----------      -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                1,454,258    2,255,687          137,529     485,259
   Transfers from other funding
      options                             1,182,464    1,287,071          595,324      36,309
   Contract charges                          (2,880)      (2,793)            (560)       (392)
   Contract surrenders                     (486,564)    (223,500)         (75,764)    (43,539)
   Transfers to other funding
      options                            (3,159,590)  (1,170,566)      (3,257,540)    (50,278)
   Other receipts (payments)                (61,386)    (146,404)         (16,626)         --
                                        -----------  -----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (1,073,698)   1,999,495       (2,617,637)    427,359
                                        -----------  -----------      -----------  ----------
      Net increase (decrease)
         in net assets                   (3,333,531)   4,530,093       (2,261,345)    536,870
NET ASSETS:
   Beginning of period                   11,118,216    6,588,123        2,261,345   1,724,475
                                        -----------  -----------      -----------  ----------
   End of period                        $ 7,784,685  $11,118,216      $        --  $2,261,345
                                        ===========  ===========      ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER SMALL CAP VALUE VCT  PIONEER STRATEGIC INCOME VCT     PIONEER VALUE VCT
                                              SUBACCOUNT                   SUBACCOUNT                  SUBACCOUNT
                                              (CLASS II)                   (CLASS II)                  (CLASS II)
                                     ---------------------------  ----------------------------  -----------------------
                                           2007        2006             2007         2006         2007 (d)      2006
                                       -----------  ----------      -----------  -----------    -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $  (107,353) $ (114,713)     $   692,530  $   576,131    $    65,735  $  (94,591)
   Net realized gains (losses)           1,770,844     289,914           98,975       46,364        771,582     343,489
   Change in unrealized gains
      (losses) on investments           (2,363,206)    522,393          104,962      128,927       (839,576)    416,845
                                       -----------  ----------      -----------  -----------    -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  (699,715)    697,594          896,467      751,422         (2,259)    665,743
                                       -----------  ----------      -----------  -----------    -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 789,804   1,788,456        2,877,348    3,742,454        196,969     775,250
   Transfers from other funding
      options                              455,525   1,804,887        2,642,452    2,017,657        458,414     243,237
   Contract charges                         (2,095)     (1,703)          (6,062)      (5,418)        (2,222)     (2,146)
   Contract surrenders                    (462,460)   (163,801)      (1,203,399)  (1,233,770)      (243,576)   (355,280)
   Transfers to other funding
      options                             (940,063)   (931,256)      (1,430,767)  (1,161,335)    (6,396,255)   (189,772)
   Other receipts (payments)               (42,858)    (58,791)        (801,236)    (219,089)       (82,850)    (75,500)
                                       -----------  ----------      -----------  -----------    -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (202,147)  2,437,792        2,078,336    3,140,499     (6,069,520)    395,789
                                       -----------  ----------      -----------  -----------    -----------  ----------
      Net increase (decrease)
         in net assets                    (901,862)  3,135,386        2,974,803    3,891,921     (6,071,779)  1,061,532
NET ASSETS:
   Beginning of period                   7,796,608   4,661,222       19,447,230   15,555,309      6,071,779   5,010,247
                                       -----------  ----------      -----------  -----------    -----------  ----------
   End of period                       $ 6,894,746  $7,796,608      $22,422,033  $19,447,230    $        --  $6,071,779
                                       ===========  ==========      ===========  ===========    ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PUTNAM VT INTERNATIONAL EQUITY  PUTNAM VT SMALL CAP VALUE
                                               SUBACCOUNT                    SUBACCOUNT
                                               (CLASS IB)                    (CLASS IB)
                                     ------------------------------  -------------------------
                                            2007 (a)    2006           2007 (a)        2006
                                           ---------  --------       ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)            $  16,024  $ (8,164)      $     (7,937) $  (218,591)
   Net realized gains (losses)               282,070    26,433          2,725,377    1,449,694
   Change in unrealized gains
      (losses) on investments               (240,847)  134,511         (1,726,958)     739,196
                                           ---------  --------       ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                      57,247   152,780            990,482    1,970,299
                                           ---------  --------       ------------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                       512     2,309             61,685      801,368
   Transfers from other funding
      options                                  1,330    43,978             90,997      856,065
   Contract charges                               --      (119)               (18)      (5,127)
   Contract surrenders                        (6,044)  (24,754)           (80,291)    (370,314)
   Transfers to other funding
      options                               (776,602)  (63,667)       (16,048,838)  (1,034,201)
   Other receipts (payments)                      --        --                 --      (60,124)
                                           ---------  --------       ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions         (780,804)  (42,253)       (15,976,465)     187,667
                                           ---------  --------       ------------  -----------
      Net increase (decrease)
         in net assets                      (723,557)  110,527        (14,985,983)   2,157,966
NET ASSETS:
   Beginning of period                       723,557   613,030         14,985,983   12,828,017
                                           ---------  --------       ------------  -----------
   End of period                           $      --  $723,557       $         --  $14,985,983
                                           =========  ========       ============  ===========

                                      VAN KAMPEN LIT COMSTOCK  VAN KAMPEN LIT ENTERPRISE
                                            SUBACCOUNT                 SUBACCOUNT
                                            (CLASS II)                 (CLASS II)
                                     ------------------------  -------------------------
                                         2007         2006           2007      2006
                                     -----------  -----------      --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (52,709) $   (90,768)     $ (3,160) $ (2,763)
   Net realized gains (losses)           569,162      888,734         2,861       911
   Change in unrealized gains
      (losses) on investments         (1,080,467)     970,506        18,831     9,908
                                     -----------  -----------      --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                (564,014)   1,768,472        18,532     8,056
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               606,814      695,369           636       636
   Transfers from other funding
      options                            565,970      511,715         3,577     4,844
   Contract charges                       (3,381)      (3,698)          (16)      (15)
   Contract surrenders                  (427,146)    (424,238)       (1,974)   (1,920)
   Transfers to other funding
      options                         (1,989,405)  (1,042,727)       (5,610)   (1,251)
   Other receipts (payments)             (73,281)     (95,450)           --        --
                                     -----------  -----------      --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,320,429)    (359,029)       (3,387)    2,294
                                     -----------  -----------      --------  --------
      Net increase (decrease)
         in net assets                (1,884,443)   1,409,443        15,145    10,350
NET ASSETS:
   Beginning of period                14,495,677   13,086,234       174,717   164,367
                                     -----------  -----------      --------  --------
   End of period                     $12,611,234  $14,495,677      $189,862  $174,717
                                     ===========  ===========      ========  ========

   The accompanying notes are an integral part of these financial statements.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                        NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"), a separate account of MetLife Insurance Company of Connecticut (the "Company"), was established by the Company's Board of Directors on November 14, 2002 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Connecticut Department of Insurance.

The Separate Account is divided into Subaccounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Subaccount invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

AIM Variable Insurance Funds ("AIM V.I.")
The Alger American Fund ("Alger American")
American Funds Insurance Series ("American Funds")
Credit Suisse Trust
Dreyfus Investment Portfolios ("Dreyfus")
Dreyfus Socially Responsible Growth Fund, Inc. ("Dreyfus Socially Responsible") Dreyfus Variable Investment Fund ("Dreyfus VIF")
DWS Investments VIT Funds ("DWS VIT")
DWS Variable Series I ("DWS I")
DWS Variable Series II ("DWS II")
Fidelity Variable Insurance Products Fund ("Fidelity VIP")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")
Janus Aspen Series ("Janus Aspen")
Legg Mason Partners Variable Equity Trust ("LMPVET")
Legg Mason Partners Variable Income Trust ("LMPVIT")
Met Investors Series Trust ("MIST")
Metropolitan Series Fund, Inc. ("MSF")
PIMCO Variable Insurance Trust ("PIMCO VIT")
Pioneer Variable Contracts Trust ("Pioneer")
Van Kampen Life Investment Trust ("Van Kampen LIT")

The assets of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

Purchase payments applied to the Separate Account are invested in one or more Subaccounts in accordance with the selection made by the contract owner. The following Subaccounts were available for investment as of December 31, 2007 (the share class indicated in parentheses is that of the portfolio, series, or fund in which the Subaccount invests):

AIM V.I. Mid Cap Core Equity Subaccount (Series II)
AIM V.I. Utilities Subaccount (Series I)
Alger American Leveraged AllCap Subaccount (Class S)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
Credit Suisse Trust Global Small Cap Subaccount
Dreyfus MidCap Stock Subaccount (Service Shares)
Dreyfus Socially Responsible Growth Subaccount (Service Shares)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
DWS VIT Equity 500 Index Subaccount (Class B)
DWS VIT RREEF Real Estate Securities Subaccount (Class B)
DWSI Global Opportunities Subaccount (Class B)
DWSII Balanced Subaccount (Class B)
DWSI Bond Subaccount (Class B)
DWSI Capital Growth Subaccount (Class B)
DWSI Growth & Income Subaccount (Class B)
DWSI Health Care Subaccount (Class B)

1. ORGANIZATION

DWSII International Subaccount (Class B)
DWSII Strategic Income Subaccount (Class B)
DWSII Blue Chip Subaccount (Class B)
DWSII Conservative Allocation Subaccount (Class B)
DWSII Core Fixed Income Subaccount (Class B)
DWSII Davis Venture Value Subaccount (Class B)
DWSII Dreman High Return Equity Subaccount (Class B)
DWSII Dreman Small Mid Cap Value Subaccount (Class B)
DWSII Global Thematic Subaccount (Class B)
DWSII Government & Agency Securities Subaccount (Class B)
DWSII Growth Allocation Subaccount (Class B)
DWSII High Income Subaccount (Class B)
DWSII International Select Equity Subaccount (Class B)
DWSII Janus Growth & Income Subaccount (Class B)
DWSII Large Cap Value Subaccount (Class B)
DWSII Mid Cap Growth Subaccount (Class B)
DWSII Moderate Allocation Subaccount (Class B)
DWSII Money Market Subaccount (Class B)
DWSII Small Cap Growth Subaccount (Class B)
DWSII Technology Subaccount (Class B)
DWSII Turner Mid Cap Growth Subaccount (Class B)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2) FTVIPT Franklin Small Mid-Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Aggressive Growth Subaccount (Class II)
LMPVET Appreciation Subaccount (Class I)
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Social Awareness Subaccount
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)

1. ORGANIZATION

MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Capital Appreciation Subaccount (Class E)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)
MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST Oppenheimer Capital Appreciation Subaccount (Class B)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Money Market Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS Total Return Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Total Return Subaccount (Administrative Class)
Pioneer Bond VCT Subaccount (Class II)
Pioneer Cullen Value VCT Subaccount (Class II)
Pioneer Emerging Markets VCT Subaccount (Class II)
Pioneer Equity Income VCT Subaccount (Class II)
Pioneer Fund VCT Subaccount (Class II)
Pioneer Global High Yield VCT Subaccount (Class II)
Pioneer High Yield VCT Subaccount (Class II)
Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II) Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II)
Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II) Pioneer Independence VCT Subaccount (Class II)
Pioneer International Value VCT Subaccount (Class II)
Pioneer Mid Cap Value VCT Subaccount (Class II)
Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II)
Pioneer Real Estate Shares VCT Subaccount (Class II)
Pioneer Small Cap Value VCT Subaccount (Class II)
Pioneer Strategic Income VCT Subaccount (Class II)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)

1. ORGANIZATION

The following Subaccounts ceased operations during the year ended December 31, 2007:

AIM V.I. Capital Appreciation Subaccount
Credit Suisse Trust Emerging Markets Subaccount
LMPVPI All Cap Subaccount
LMPVPII Growth and Income Subaccount
LMPVPI Large Cap Growth Subaccount
LMPVPII Aggressive Growth Subaccount
LMPVPI Total Return Subaccount
Lord Abbett Growth and Income Subaccount
Lord Abbett Mid Cap Value Subaccount
MIST Pioneer Mid-Cap Value Subaccount
MSF Western Asset Management High Yield Bond Subaccount
PIMCO VIT Real Return Subaccount
Pioneer America Income VCT Subaccount
Pioneer Equity Opportunity VCT Subaccount
Pioneer Small and Mid Cap Growth VCT Subaccount
Pioneer Value VCT Subaccount
Putnam VT International Equity Subaccount
Putnam VT Small Cap Value Subaccount

The operations of the Subaccounts were affected by the following changes that occurred during the year ended December 31, 2007:

NAME CHANGES:

OLD NAME                                             NEW NAME
--------                                             --------
Legg Mason Partners Variable Multiple Discipline     Legg Mason Partners Variable Capital and Income
   Portfolio - Balanced All Cap Growth and Value        Portfolio
Legg Mason Partners Variable Social Awareness Stock  Legg Mason Partners Variable Social Awareness
   Portfolio                                            Portfolio
Janus Capital Appreciation Portfolio                 Janus Forty Portfolio
Pioneer Growth Shares VCT Portfolio                  Pioneer Independence VCT Portfolio

Mergers:

OLD NAME                                             NEW NAME
--------                                             --------
Legg Mason Partners Variable All Cap Portfolio       Legg Mason Partners Variable Fundamental Value Portfolio
Legg Mason Partners Variable Large Cap Growth        Legg Mason Partners Variable III Large Cap Growth
   Portfolio I                                          Portfolio
Legg Mason Partners Variable Total Return Portfolio  Legg Mason Partners Variable Multiple Discipline
                                                        Portfolio - Balanced All Cap Growth and Value
Legg Mason Partners Variable Aggressive Growth       Legg Mason Partners Variable III Aggressive Growth Portfolio
   Portfolio II
Legg Mason Partners Variable Growth and Income       Legg Mason Partners Variable Appreciation Portfolio
   Portfolio
Pioneer Mid-Cap Value Portfolio                      Lazard Mid-Cap Portfolio
Western Asset Management High Yield Bond Portfolio   BlackRock High Yield Portfolio
Pioneer America Income VCT Portfolio                 Pioneer Bond Fund VCT Portfolio
Pioneer Value VCT Portfolio                          Pioneer Fund VCT Portfolio

1. ORGANIZATION

SUBSTITUTIONS:

OLD NAME                                        NEW NAME
--------                                        --------
AIM V.I. Capital Appreciation Fund              Met/AIM Capital Appreciation Portfolio
Credit Suisse Trust Emerging Markets Portfolio  MFS Emerging Markets Equity Portfolio
Lord Abbett Series Growth and Income Portfolio  Lord Abbett Growth and Income Portfolio
Lord Abbett Series Mid Cap Value Portfolio      Lord Abbett Mid-Cap Value Portfolio
PIMCO VIT Real Return Portfolio                 PIMCO Inflation Protected Bond Portfolio
Putnam VT International Equity Fund             MFS Research International Portfolio
Putnam VT Small Cap Value Fund                  Third Avenue Small Cap Value Portfolio

PORTFOLIO SHARE CLASS EXCHANGE:

OLD PORTFOLIO                                   NEW PORTFOLIOLIO
-------------                                   ----------------
BlackRock Large-Cap Core Portfolio (ClassA)     BlackRock Large-Cap Core Portfolio (ClassE)

LIQUIDATIONS:

Pioneer Equity Opportunity VCT Portfolio
Pioneer Small and Mid Cap Growth VCT Portfolio

This report is prepared for the general information of contract owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for variable annuity separate accounts registered as unit investment trusts.

VALUATION OF INVESTMENTS

Investments are reported at fair value and are based on the net asset value per share as determined by the underlying assets of the portfolio, series, or fund of the Trusts, which value their investment securities at fair value. Changes in fair value are recorded in the statement of operations.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

FEDERAL INCOME TAXES

The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

2. SIGNIFICANT ACCOUNTING POLICIES

ANNUITY PAYOUTS

Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 3.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS

Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus.

NET TRANSFERS

The contract owner has the opportunity to transfer funds between Subaccounts within the Separate Account or the fixed account, which is an investment option in the Company's general account.

OTHER RECEIPTS (PAYMENTS)

Included in "other receipts (payments)" in the statements of changes in net assets are primarily contract benefits which have been re-deposited with the Company and distributions for payouts.

USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 had no impact on the financial statements of the Separate Account.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require additional fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with certain exceptions. The Company believes the adoption of SFAS 157 will have no material impact on the financial statements of the Separate Account.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values which are recorded as expenses in the accompanying statement of operations:

     MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

     ADMINISTRATIVE -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

     ENHANCED STEPPED-UP PROVISION -- For an additional charge, the total death benefit payable may be increased based on the earnings in the Contracts.

     GUARANTEED MINIMUM WITHDRAWAL BENEFIT -- For an additional charge, the Company will guarantee the periodic return on the investment.

     GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR LIFE -- For an additional charge, the Company will guarantee payments for life after certain conditions are met.

     GUARANTEED MINIMUM ACCUMULATION BENEFIT -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

     The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2007:

Mortality and Expense Risk                       1.40% - 1.75%
Administrative                                   0.15%
Enhanced Stepped-Up Provision                    0.20%
Guaranteed Minimum Withdrawal Benefit            0.25% - 1.00%
Guaranteed Minimum Withdrawal Benefit for Life   0.65% - 0.80%
Guaranteed Minimum Accumulation Benefit          0.40% - 0.50%

     The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract administrative charge of $40 is assessed on an annual basis for Contracts with a value of less than 100,000. In addition, most Contracts impose a surrender charge which ranges from 0% to 8% if the contract is partially or fully surrendered within the specified surrender charge period. These charges are assessed through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets.

Certain investments in various portfolios, series, or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are affiliates of the Company.

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
AIM V.I. Mid Cap Core Equity Subaccount
   (Series II) (Cost $2,626,796)                               197,622    2,855,634       467,503        594,210
AIM V.I. Utilities Subaccount (Series I) (Cost $2,128,291)     113,909    2,730,393       728,933        720,635
AIM V.I. Capital Appreciation Subaccount
   (Series II) (Cost $0) (a)                                        --           --       231,957      6,425,274
Alger American Leveraged AllCap Subaccount
   (Class S) (Cost $2,990,625)                                  74,069    4,041,927     1,610,222        576,054
American Funds Global Growth Subaccount
   (Class 2) (Cost $18,067,887)                                962,865   24,071,615     4,522,465      2,612,560
American Funds Growth-Income Subaccount
   (Class 2) (Cost $39,070,498)                              1,064,559   44,988,255     3,457,747      6,024,548
American Funds Growth Subaccount
   (Class 2) (Cost $44,049,325)                                836,160   55,788,573     6,060,868      7,735,621
Credit Suisse Trust Emerging Markets Subaccount
   (Cost $0) (a)                                                    --           --       165,346      5,442,723
Credit Suisse Trust Global Small Cap Subaccount
   (Cost $580,848)                                              48,629      684,699       136,148        303,737
Dreyfus MidCap Stock Subaccount (Service Shares)
   (Cost $4,789,923)                                           286,972    4,433,720     1,015,116      1,237,105
Dreyfus Socially Responsible Growth Subaccount
   (Service Shares) (Cost $228,996)                              9,248      279,745        20,403         57,361
Dreyfus VIF Appreciation Subaccount
   (Initial Shares) (Cost $1,922,532)                           53,506    2,400,273       106,368        358,093
Dreyfus VIF Developing Leaders Subaccount
   (Initial Shares) (Cost $8,884,396)                          223,841    7,239,029     1,524,519        826,576
DWS VIT Equity 500 Index Subaccount
   (Class 2) (Cost $4,789,510)                                 355,350    5,511,473     1,243,933      1,031,954
DWS VIT RREEF Real Estate Securities Subaccount
   (Class B) (Cost $5,208,028)                                 318,968    5,103,483     1,818,012      1,214,310
DWSI Global Opportunities Subaccount
   (Class B) (Cost $2,941,602)                                 211,292    3,807,476       989,105        568,561
DWSII Balanced Subaccount
   (Class B) (Cost $3,280,266)                                 149,220    3,697,679       181,169        593,778
DWSI Bond Subaccount
   (Class B) (Cost $532,382)                                    75,643      526,477       878,154        492,974
DWSI Capital Growth Subaccount
   (Class B) (Cost $6,672,726)                                 391,147    7,944,200       908,322      1,858,212
DWSI Growth & Income Subaccount
   (Class B) (Cost $5,526,020)                                 568,434    6,122,033       321,486      1,080,938
DWSI Health Care Subaccount
   (Class B) (Cost $2,417,747)                                 200,915    2,893,172       475,780        403,291
DWSII International Subaccount
   (Class B) (Cost $4,327,000)                                 386,717    5,793,025       574,974        780,162
DWSII Strategic Income Subaccount
   (Class B) (Cost $4,592,431)                                 405,333    4,714,018     1,122,088      1,370,904
DWSII Blue Chip Subaccount
   (Class B) (Cost $5,667,329)                                 402,558    5,881,372     2,775,152      2,261,324
DWSII Conservative Allocation Subaccount
   (Class B) (Cost $10,263,791)                                931,464   11,019,224     1,265,724      1,464,132
DWSII Core Fixed Income Subaccount
   (Class B) (Cost $6,677,188)                                 569,382    6,718,704       949,439        466,131
DWSII Davis Venture Value Subaccount
   (Class B) (Cost $8,208,141)                                 700,802   10,210,680     1,452,786      1,208,956
DWSII Dreman High Return Equity Subaccount
   (Class B) (Cost $16,039,123)                              1,216,768   17,533,632     1,744,229      2,660,319

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
DWSII Dreman Small Mid Cap Value Subaccount
   (Class B) (Cost $7,763,884)                                 405,524    8,142,916     1,932,296      1,999,084
DWSII Global Thematic Subaccount
   (Class B) (Cost $4,341,506)                                 317,714    4,975,405     1,788,048        862,392
DWSII Government & Agency Securities Subaccount
   (Class B) (Cost $1,451,436)                                 121,168    1,496,424     3,100,004      3,200,409
DWSII Growth Allocation Subaccount
   (Class B) (Cost $15,715,899)                              1,406,559   17,863,295     1,487,202      2,202,573
DWSII High Income Subaccount
   (Class B) (Cost $5,128,842)                                 632,238    4,937,779     1,227,439      1,570,138
DWSII International Select Equity Subaccount
   (Class B) (Cost $4,976,471)                                 380,793    6,359,240     2,145,265        995,267
DWSII Janus Growth & Income Subaccount
   (Class B) (Cost $1,748,020)                                 179,017    2,243,087       141,595        491,609
DWSII Large Cap Value Subaccount
   (Class B) (Cost $2,553,750)                                 165,542    3,178,408       536,009        449,316
DWSII Mid Cap Growth Subaccount
   (Class B) (Cost $813,775)                                    72,232      964,295       343,149        329,320
DWSII Moderate Allocation Subaccount
   (Class B) (Cost $15,434,855)                              1,403,975   17,240,810     1,865,897      1,932,735
DWSII Money Market Subaccount
   (Class B) (Cost $4,766,123)                               4,766,123    4,766,123     9,749,847      9,886,621
DWSII Small Cap Growth Subaccount
   (Class B) (Cost $2,701,690)                                 213,368    3,151,441       552,959        611,521
DWSII Technology Subaccount
   (Class B) (Cost $1,382,806)                                 146,537    1,543,034       604,442        363,475
DWSII Turner Mid Cap Growth Subaccount
   (Class B) (Cost $2,073,336)                                 210,927    2,585,960       584,890        435,391
Fidelity VIP Contrafund Subaccount
   (Service Class 2) (Cost $26,539,926)                        945,780   25,971,107     8,852,706      2,351,914
Fidelity VIP Dynamic Capital Appreciation Subaccount
   (Service Class 2) (Cost $1,312,397)                         165,320    1,484,573       411,064        412,352
Fidelity VIP Mid Cap Subaccount
   (Service Class 2) (Cost $25,943,086)                        860,831   30,671,393     4,397,684      3,103,392
FTVIPT Franklin Rising Dividends Securities Subaccount
   (Class 2) (Cost $12,486,703)                                700,565   13,499,890     2,477,706      2,554,446
FTVIPT Franklin Small Mid-Cap Growth Securities
   Subaccount (Class 2) (Cost $6,644,180)                      319,947    7,329,984     3,108,901      1,032,722
FTVIPT Templeton Developing Markets Securities
   Subaccount (Class 2) (Cost $11,804,957)                   1,097,833   17,565,342     4,300,851      3,467,409
FTVIPT Templeton Foreign Securities Subaccount
   (Class 2) (Cost $16,473,447)                              1,076,048   21,789,963     4,067,504      3,640,258
Janus Aspen Global Life Sciences Subaccount
   (Service Shares) (Cost $227,373)                             26,745      305,965        75,377         54,355
Janus Aspen Global Technology Subaccount
   (Service Shares) (Cost $2,476,060)                          551,469    2,856,610     1,714,230        106,812
Janus Aspen Worldwide Growth Subaccount
   (Service Shares) (Cost $229,287)                              8,278      289,994        62,248         43,361
LMPVET Aggressive Growth Subaccount
   (Class I) (Cost $7,498,545) (b)                             441,783    7,205,488     8,796,560      1,284,149
LMPVET Aggressive Growth Subaccount
   (Class II) (Cost $7,229,950) (b)                            426,178    6,942,448     7,869,060        628,817
LMPVET Appreciation Subaccount
   (Class I) (Cost $1,735,626) (b)                              62,439    1,645,885     1,914,540        182,465

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
LMPVET Equity Index Subaccount
   (Class II) (Cost $11,493,278)                               390,288   13,109,760     1,377,305      1,522,397
LMPVET Fundamental Value Subaccount
   (Class I) (Cost $5,062,224) (b)                             211,658    4,590,855     5,316,619        251,193
LMPVET Investors Subaccount
   (Class I) (Cost $2,601,036)                                 186,448    3,080,115       194,714        209,190
LMPVET Large Cap Growth Subaccount
   (Class I) (Cost $2,428,610) (b)                             146,990    2,440,026     2,671,822        245,769
LMPVET Small Cap Growth Subaccount
   (Class I) (Cost $4,395,761)                                 327,460    4,921,726       488,240        635,289
LMPVET Social Awareness Subaccount
   (Cost $974,341)                                              40,795    1,016,608       187,633         26,779
LMPVPI All Cap Subaccount (Class I) (Cost $0) (a)                   --           --       271,447      4,816,249
LMPVPI All Cap Subaccount (Class II) (Cost $0) (a)                  --           --        33,341        259,004
LMPVPII Growth and Income Subaccount
   (Class I) (Cost $0) (a)                                          --           --        95,849      1,777,473
LMPVPI Large Cap Growth Subaccount
   (Class I) (Cost $0) (a)                                          --           --        37,865      2,771,192
LMPVPII Aggressive Growth Subaccount
   (Class I) (Cost $0) (a)                                          --           --       187,654      8,967,989
LMPVPII Aggressive Growth Subaccount
   (Class II) (Cost $0) (a)                                         --           --       327,003      7,715,462
LMPVET Capital and Income Subaccount
   (Class II) (Cost $5,556,066) (b)                            385,003    4,785,578     5,929,987        377,285
LMPVIT Adjustable Rate Income Subaccount
   (Cost $2,556,242)                                           254,367    2,424,118       202,749        645,273
LMPVPI Total Return Subaccount
   (Class II) (Cost $0) (a)                                         --           --       357,223      4,747,424
Lord Abbett Growth and Income Subaccount
   (Class VC) (Cost $0) (a)                                          --           --       104,826     15,802,246
Lord Abbett Mid-Cap Value Subaccount
   (Class VC) (Cost $0) (a)                                         --           --        51,049     14,470,403
MIST Batterymarch Mid-Cap Stock Subaccount
   (Class A) (Cost $5,850,617)                                 293,272    5,296,486       990,766        579,530
MIST BlackRock High Yield Subaccount
   (Class A) (Cost $11,934,432)                              1,423,152   11,726,776     8,494,567      1,507,108
MIST BlackRock Large-Cap Core Subaccount
   (Class E) (Cost $4,213,711) (b)                             384,145    4,252,489     5,261,150      1,063,173
MIST BlackRock Large-Cap Core Subaccount
   (Class A) (Cost $0) (a)                                          --           --       366,888      5,201,278
MIST Dreman Small-Cap Value Subaccount
   (Class A) (Cost $500,293)                                    36,778      499,083       447,523        308,831
MIST Harris Oakmark International Subaccount
   (Class A) (Cost $7,449,747)                                 418,145    7,221,372     3,183,797      1,453,779
MIST Janus Forty Subaccount
   (Class A) (Cost $9,352,334)                                 126,623   10,612,239     2,360,774      1,023,928
MIST Lazard Mid-Cap Subaccount
   (Class B) (Cost $484,603) (b)                                35,538      430,006       510,219         24,414
MIST Legg Mason Partners Managed Assets
   Subaccount (Class A) (Cost $4,322,000)                      255,211    4,379,421       601,925        327,365
MIST Lord Abbett Bond Debenture Subaccount
   (Class A) (Cost $3,783,995)                                 315,787    3,988,384       937,368      1,026,407
MIST Lord Abbett Growth and Income Subaccount
   (Class B) (Cost $27,796,760)                                993,830   28,512,995    16,934,987      3,409,546

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
MIST Lord Abbett Mid-Cap Value Subaccount
   (Class B) (Cost $13,518,861)                                630,360   12,279,411    14,914,867      1,405,604
MIST Met/AIM Capital Appreciation Subaccount
   (Class A) (Cost $2,916,053)                                 239,984    2,899,011       123,272        299,901
MIST Met/AIM Capital Appreciation Subaccount
   (Class E) (Cost $6,523,175) (b)                             570,040    6,777,774     7,227,851        715,009
MIST Met/AIM Small Cap Growth Subaccount
   (Class A) (Cost $431,505)                                    29,573      439,458       441,525        205,055
MIST MFS Emerging Markets Equity Subaccount
   (Class A) (Cost $4,880,371) (b)                             418,602    6,019,504     5,738,288        966,128
MIST MFS Research International Subaccount
   (Class B) (Cost $1,970,586) (b)                             142,192    2,036,191     2,042,873         74,293
MIST MFS Value Subaccount
   (Class A) (Cost $8,449,486)                                 612,890    9,217,868     1,951,003      1,283,386
MIST Neuberger Berman Real Estate Subaccount
   (Class A) (Cost $13,939,422)                                921,826   12,979,313     2,874,787      3,877,052
MIST Oppenheimer Capital Appreciation Subaccount
   (Class B) (Cost $6,307,392)                                 690,760    6,810,890     1,867,621      1,070,737
MIST PIMCO Inflation Protected Bond Subaccount
   (Class A) (Cost $11,168,410) (b)                          1,092,954   11,978,775    12,280,476      1,136,168
MIST Pioneer Fund Subaccount
   (Class A) (Cost $986,031)                                    71,976    1,096,201       156,126        488,589
MIST Pioneer Mid-Cap Value Subaccount
   (Class A) (Cost $0) (a)                                          --           --        79,074        524,058
MIST Pioneer Strategic Income Subaccount
   (Class A) (Cost $9,116,299)                                 957,927    9,598,429       956,618      1,079,406
MIST Third Avenue Small Cap Value Subaccount
   (Class B) (Cost $25,461,732)                              1,490,631   23,373,093    17,364,562      3,518,511
MSF BlackRock Aggressive Growth Subaccount
   (Class D) (Cost $4,944,278)                                 203,029    5,818,822       583,550        627,946
MSF BlackRock Bond Income Subaccount
   (Class A) (Cost $7,864,278)                                  75,662    8,452,200       883,451        863,688
MSF BlackRock Money Market Subaccount
   (Class A) (Cost $34,542,169)                                345,420   34,542,169    28,574,018     17,020,448
MSF FI Large Cap Subaccount
   (Class A) (Cost $4,580,617)                                 310,767    4,555,852       450,542        619,244
MSF FI Value Leaders Subaccount
   (Class D) (Cost $11,340,999)                                 56,588   11,078,851     1,715,953      1,074,158
MSF MetLife Aggressive Allocation Subaccount
   (Class B) (Cost $1,933,243)                                 163,242    2,058,480       606,889        248,786
MSF MetLife Conservative Allocation Subaccount
   (Class B) (Cost $2,590,480)                                 251,783    2,799,822       902,008        921,992
MSF MetLife Conservative to Moderate Allocation
   Subaccount (Class B) (Cost $3,780,946)                      341,739    3,940,255     3,363,178      1,461,939
MSF MetLife Moderate Allocation Subaccount
   (Class B) (Cost $11,605,056)                              1,057,383   12,646,298     2,534,493      1,489,802
MSF MetLife Moderate to Aggressive Allocation
   Subaccount (Class B) (Cost $6,163,439)                      539,200    6,675,290     1,968,207      2,708,040
MSF MFS Total Return Subaccount
   (Class B) (Cost $5,284,670)                                  35,843    5,485,040     1,878,473        521,109
MSF MFS Total Return Subaccount
   (Class F) (Cost $31,418,813)                                217,215   33,331,699     2,913,970      3,618,006
MSF Oppenheimer Global Equity Subaccount
   (Class B) (Cost $30,232,981)                              1,908,148   33,278,095     2,326,141      5,586,653

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
MSF T. Rowe Price Large Cap Growth Subaccount
   (Class B) (Cost $2,371,380)                                 166,501    2,730,610       265,855        250,141
MSF Western Asset Management High Yield Bond
   Subaccount (Class A) (Cost $0) (a)                               --           --     1,134,308      7,953,467
MSF Western Asset Management U.S. Government
   Subaccount (Class A) (Cost $5,621,668)                      474,742    5,929,526       771,086      1,281,688
PIMCO VIT Real Return Subaccount
   (Administrative Class) (Cost $0) (a)                             --           --       555,292     11,973,789
PIMCO VIT Total Return Subaccount
   (Administrative Class) (Cost $26,818,099)                 2,576,340   27,025,149     2,707,246      2,811,138
Pioneer America Income VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --     3,836,126     12,540,940
Pioneer Bond VCT Subaccount
   (Class II) (Cost $9,639,907) (d)                            893,128    9,708,191     9,904,035        264,783
Pioneer Cullen Value VCT Subaccount
   (Class II) (Cost $7,434,146)                                609,277    8,261,796     3,097,274        549,345
Pioneer Emerging Markets VCT Subaccount
   (Class II) (Cost $10,523,440)                               382,496   16,569,716     4,344,911      1,922,275
Pioneer Equity Income VCT Subaccount
   (Class II) (Cost $11,508,088)                               521,843   12,466,829     3,307,595      2,016,416
Pioneer Equity Opportunity VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --       921,575      1,107,836
Pioneer Fund VCT Subaccount
   (Class II) (Cost $14,608,360)                               645,106   16,553,420     7,434,591      1,252,158
Pioneer Global High Yield VCT Subaccount
   (Class II) (Cost $5,482,688)                                534,671    5,154,571     2,704,642        669,347
Pioneer High Yield VCT Subaccount
   (Class II) (Cost $13,622,025)                             1,224,753   13,521,455     7,205,719      8,584,369
Pioneer Ibbotson Aggressive Allocation VCT Subaccount
   (Class II) (Cost $5,125,520)                                440,713    5,526,540     1,361,739        259,353
Pioneer Ibbotson Growth Allocation VCT Subaccount
   (Class II) (Cost $105,046,041)                            8,917,158  110,661,932    47,957,674      3,881,577
Pioneer Ibbotson Moderate Allocation VCT Subaccount
   (Class II) (Cost $53,544,719)                             4,712,892   56,554,705    21,836,322      4,438,636
Pioneer Independence VCT Subaccount
   (Class II) (Cost $1,944,740)                                148,638    2,297,936       639,208        277,745
Pioneer International Value VCT Subaccount
   (Class II) (Cost $4,861,347)                                311,690    5,797,434     2,183,464      1,279,250
Pioneer Mid Cap Value VCT Subaccount
   (Class II) (Cost $12,771,072)                               597,147   11,423,418     4,073,375      2,346,082
Pioneer Oak Ridge Large Cap Growth VCT Subaccount
   (Class II) (Cost $5,330,785)                                463,309    6,041,552     1,318,227      1,414,801
Pioneer Real Estate Shares VCT Subaccount
   (Class II) (Cost $8,686,228)                                332,020    7,785,868     3,129,909      3,143,310
Pioneer Small and Mid Cap Growth VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --     1,302,303      3,360,499
Pioneer Small Cap Value VCT Subaccount
   (Class II) (Cost $8,166,182)                                537,895    6,895,810     3,048,226      1,493,412
Pioneer Strategic Income VCT Subaccount
   (Class II) (Cost $22,496,042)                             2,070,700   22,425,511     5,482,330      2,594,109
Pioneer Value VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --     1,177,973      6,745,637
Putnam VT International Equity Subaccount
   (Class IB) (Cost $0) (a)                                         --           --       108,666        785,626

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
Putnam VT Small Cap Value Subaccount
   (Class IB) (Cost $0) (a)                                         --           --     1,781,210     16,109,776
Van Kampen LIT Comstock Subaccount
   (Class II) (Cost $12,026,098)                               914,004   12,613,255     1,468,063      2,527,773
Van Kampen LIT Enterprise Subaccount
   (Class II) (Cost $138,627)                                   10,870      189,891         4,344         10,881

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

5. FINANCIAL HIGHLIGHTS

The following is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2007.

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
AIM V.I. Mid Cap Core Equity               2007  1,764 1.280 - 1.728     2,855       0.05        1.55 - 2.60         6.40 - 7.60
   Subaccount (Series II)                  2006  1,823 1.203 - 1.606     2,776       0.73        1.55 - 2.60         3.21 - 9.25
                                           2005  1,720 1.112 - 1.470     2,462       0.34        1.55 - 2.60         4.60 - 5.68
                                           2004  1,071 1.067 - 1.391     1,478       0.05        1.55 - 2.50        0.40 - 11.82
                                           2003    204 1.240 - 1.244       253         --        1.55 - 2.10        2.73 - 10.78

AIM V.I. Utilities                         2007  1,270 1.594 - 2.195     2,730       1.94        1.55 - 2.60        8.89 - 18.78
   Subaccount (Series I)                   2006  1,342 1.356 - 1.848     2,436       3.78        1.55 - 2.60       22.27 - 23.53
                                           2005  1,223 1.109 - 1.496     1,802       3.16        1.55 - 2.60      (4.01) - 15.08
                                           2004    525 1.201 - 1.300       677       1.03        1.55 - 2.45       15.48 - 21.44
                                           2003     67 1.064 - 1.068        71       1.93        1.70 - 2.30        6.29 - 12.00

AIM V.I. Capital Appreciation              2007     -- 1.223 - 1.527        --         --        1.55 - 2.60         6.16 - 6.63
   Subaccount (Series II) (a)              2006  4,167 1.152 - 1.432     5,783         --        1.55 - 2.60         3.41 - 4.45
                                           2005  3,728 1.114 - 1.371     5,008         --        1.55 - 2.60        5.79 - 15.98
                                           2004  2,380 1.053 - 1.283     3,034         --        1.55 - 2.60      (0.17) - 12.70
                                           2003     76 1.221 - 1.225        93         --        1.55 - 2.10       (0.16) - 8.99

Alger American Leveraged AllCap            2007  2,017 1.713 - 2.061     4,041         --        1.55 - 2.65      (1.42) - 31.11
   Subaccount (Class S)                    2006  1,428 1.319 - 1.572     2,198         --        1.55 - 2.55       11.13 - 17.14
                                           2005    967 1.138 - 1.342     1,272         --        1.55 - 2.55        7.67 - 18.75
                                           2004    505 1.067 - 1.194       596         --        1.55 - 2.45         2.25 - 6.13
                                           2003     82 1.120 - 1.123        92         --        1.70 - 2.10       (0.09) - 1.73

American Funds Global Growth               2007 11,775 1.622 - 2.221    24,068       2.73        1.55 - 2.60       11.86 - 13.09
   Subaccount (Class 2)                    2006 11,328 1.450 - 1.964    20,624       0.87        1.55 - 2.60       17.31 - 18.53
                                           2005  9,664 1.236 - 1.657    15,033       0.67        1.55 - 2.60       11.15 - 13.63
                                           2004  4,145 1.112 - 1.475     6,038       0.21        1.55 - 2.60        7.00 - 15.54
                                           2003    126 1.313 - 1.320       166       0.01        1.55 - 2.30        5.55 - 20.27

American Funds Growth-Income               2007 28,911 1.260 - 1.670    44,981       1.47        1.55 - 2.60         2.36 - 3.47
   Subaccount (Class 2)                    2006 31,310 1.231 - 1.614    47,376       1.58        1.55 - 2.60       12.22 - 13.42
                                           2005 29,868 1.097 - 1.423    40,223       1.66        1.55 - 2.60         1.72 - 4.17
                                           2004 12,151 1.063 - 1.366    16,338       2.20        1.55 - 2.60        3.46 - 11.03
                                           2003    296 1.249 - 1.257       371       2.55        1.55 - 2.50        6.26 - 15.31

American Funds Growth                      2007 31,127 1.443 - 1.916    55,780       0.76        1.55 - 2.60        9.48 - 10.62
   Subaccount (Class 2)                    2006 33,890 1.318 - 1.732    55,144       0.80        1.55 - 2.60         7.33 - 8.52
                                           2005 32,712 1.228 - 1.596    49,587       0.83        1.55 - 2.60        6.98 - 14.41
                                           2004 13,782 1.084 - 1.395    19,011       0.39        1.55 - 2.60        7.86 - 17.62
                                           2003    379 1.251 - 1.259       476       0.33        1.55 - 2.50        3.55 - 14.08

Credit Suisse Trust Emerging Markets       2007     -- 1.640 - 2.801        --         --        1.55 - 2.65         4.39 - 4.79
   Subaccount (a)                          2006  2,017 1.570 - 2.673     5,065       0.55        1.55 - 2.65       29.03 - 30.45
                                           2005  1,918 1.215 - 2.049     3,679       0.85        1.55 - 2.65        8.00 - 30.59
                                           2004    614 1.163 - 1.626       949       0.39        1.55 - 2.50       11.80 - 23.60
                                           2003     61 1.318 - 1.321        80         --        1.70 - 2.10         4.27 - 7.05

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Credit Suisse Trust Global Small Cap       2007    423 1.317 - 1.738       685         --        1.55 - 2.65     (6.46) - (5.44)
   Subaccount                              2006    504 1.408 - 1.838       883         --        1.55 - 2.65       10.26 - 12.60
                                           2005    447 1.277 - 1.649       697         --        1.55 - 2.65        8.91 - 18.65
                                           2004    295 1.131 - 1.442       417         --        1.55 - 2.45        0.99 - 18.31
                                           2003     11 1.237 - 1.240        13         --        1.70 - 2.10       (0.16) - 6.26

Dreyfus MidCap Stock                       2007  3,080 1.109 - 1.499     4,433       0.30        1.55 - 2.65     (1.29) - (0.20)
   Subaccount (Service Shares)             2006  3,562 1.122 - 1.502     5,177       0.17        1.55 - 2.65         4.91 - 6.00
                                           2005  3,582 1.069 - 1.417     4,927         --        1.55 - 2.65      (1.00) - 12.43
                                           2004  2,376 1.114 - 1.321     3,082       0.38        1.55 - 2.65        4.18 - 19.40
                                           2003    224 1.168 - 1.173       263       0.32        1.70 - 2.50        1.30 - 14.47

Dreyfus Socially Responsible Growth        2007    213 1.165 - 1.360       280       0.27        1.55 - 2.65         4.67 - 5.84
   Subaccount (Service Shares)             2006    239 1.113 - 1.285       297         --        1.55 - 2.65         6.10 - 7.35
                                           2005    244 1.049 - 1.197       283       0.22        1.55 - 2.65         1.20 - 6.78
                                           2004     66 1.167 - 1.174        77       0.12        1.70 - 2.10         2.01 - 4.17
                                           2003     64 1.125 - 1.127        72         --        1.70 - 1.95         2.83 - 6.12

Dreyfus VIF Appreciation                   2007  1,683 1.239 - 1.506     2,400       1.56        1.55 - 2.50         4.50 - 5.46
   Subaccount (Initial Shares)             2006  1,850 1.185 - 1.428     2,519       1.56        1.55 - 2.50       13.59 - 14.70
                                           2005  1,820 1.042 - 1.245     2,177       0.01        1.55 - 2.50         1.76 - 2.72
                                           2004    874 1.022 - 1.212     1,048       3.31        1.55 - 2.50         2.02 - 5.46
                                           2003    123 1.167 - 1.170       144       1.57        1.70 - 2.15        4.93 - 10.30

Dreyfus VIF Developing Leaders             2007  5,952 0.986 - 1.313     7,238       0.75        1.55 - 2.60   (13.36) - (12.41)
   Subaccount (Initial Shares)             2006  6,138 1.138 - 1.499     8,580       0.40        1.55 - 2.60         1.07 - 2.18
                                           2005  5,911 1.126 - 1.467     8,236         --        1.55 - 2.60         2.35 - 4.19
                                           2004  2,867 1.093 - 1.408     3,977       0.44        1.55 - 2.50        7.85 - 16.61
                                           2003     98 1.276 - 1.285       125       0.04        1.55 - 2.50      (0.47) - 14.12

DWS VIT Equity 500 Index                   2007  4,714 1.155 - 1.179     5,511       1.14        1.55 - 2.45         2.30 - 3.24
   Subaccount (Class 2)                    2006  4,482 1.129 - 1.142     5,093       0.80        1.55 - 2.45        3.57 - 13.41
                                           2005  4,582 1.004 - 1.007     4,608         --        1.55 - 2.45         0.40 - 0.70

DWS VIT RREEF Real Estate Securities       2007  2,881 1.426 - 1.830     5,103       0.86        1.55 - 2.65   (18.51) - (17.64)
   Subaccount (Class B)                    2006  2,994 1.750 - 2.222     6,472         --        1.55 - 2.65       33.49 - 34.99
                                           2005  3,081 1.311 - 1.646     4,952       2.59        1.55 - 2.65      (1.69) - 17.37
                                           2004  2,085 1.211 - 1.501     3,104       0.29        1.55 - 2.50        1.92 - 35.53
                                           2003    217 1.163 - 1.165       252         --        1.70 - 2.10        9.91 - 13.67

DWSI Global Opportunities                  2007  1,780 1.722 - 2.278     3,807       1.00        1.55 - 2.65         6.08 - 7.25
   Subaccount (Class B)                    2006  1,696 1.619 - 2.124     3,375       0.93        1.55 - 2.50       18.87 - 20.00
                                           2005  1,726 1.361 - 1.770     2,877       0.33        1.55 - 2.50        3.71 - 16.22
                                           2004    826 1.195 - 1.523     1,225         --        1.55 - 2.50        2.72 - 20.75
                                           2003     63 1.252 - 1.253        79         --        1.95 - 2.10        7.19 - 11.79

DWSII Balanced                             2007  2,997 1.143 - 1.269     3,697       2.97        1.55 - 2.50         1.84 - 2.75
   Subaccount (Class B)                    2006  3,359 1.122 - 1.235     4,050       2.19        1.55 - 2.50         5.97 - 8.14
                                           2005  3,989 1.047 - 1.142     4,471       1.82        1.55 - 2.50         0.48 - 4.74
                                           2004  2,374 1.032 - 1.116     2,622       0.47        1.55 - 2.50         2.23 - 5.55
                                           2003     40 1.062 - 1.065        43         --        1.70 - 2.10         0.09 - 5.14

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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
DWSI Bond                                  2007    508 1.024 - 1.047       526       6.28        1.55 - 2.40         0.39 - 2.25
   Subaccount (Class B)                    2006    164 1.011 - 1.024       167       3.60        1.55 - 2.40         1.81 - 2.71
                                           2005     52 0.993 - 0.997        51         --        1.55 - 2.40       (1.00) - 0.91

DWSI Capital Growth                        2007  5,507 1.228 - 1.488     7,943       0.26        1.55 - 2.65      (1.15) - 10.47
   Subaccount (Class B)                    2006  6,117 1.123 - 1.347     8,019       0.20        1.55 - 2.65       (0.46) - 6.48
                                           2005  3,509 1.100 - 1.265     4,338       0.22        1.55 - 2.65        3.48 - 11.97
                                           2004    792 1.055 - 1.184       929       0.08        1.55 - 2.45         3.27 - 5.73
                                           2003     66 1.114 - 1.117        74         --        1.70 - 2.10        2.76 - 10.19

DWSI Growth & Income                       2007  4,547 1.124 - 1.411     6,121       0.87        1.55 - 2.65     (1.71) - (0.56)
   Subaccount (Class B)                    2006  5,105 1.142 - 1.419     6,944       0.56        1.55 - 2.65        0.83 - 11.56
                                           2005  3,621 1.106 - 1.272     4,463       0.86        1.55 - 2.65         3.07 - 9.45
                                           2004  2,537 1.080 - 1.222     3,053       0.16        1.55 - 2.50        1.60 - 10.43
                                           2003    102 1.127 - 1.129       115         --        1.70 - 2.10         4.83 - 9.41

DWSI Health Care                           2007  2,035 1.222 - 1.490     2,893         --        1.55 - 2.65        9.88 - 11.11
   Subaccount (Class B)                    2006  2,070 1.110 - 1.341     2,653         --        1.55 - 2.65         1.37 - 4.20
                                           2005  2,153 1.077 - 1.287     2,657         --        1.55 - 2.65         0.00 - 8.95
                                           2004  1,239 1.037 - 1.210     1,477         --        1.55 - 2.65       (1.95) - 7.57
                                           2003    101 1.122 - 1.123       113         --        1.95 - 2.10         7.06 - 7.57

DWSII International                        2007  2,826 1.739 - 2.151     5,792       1.99        1.55 - 2.65       11.26 - 12.50
   Subaccount (Class B)                    2006  2,931 1.563 - 1.912     5,373       1.60        1.55 - 2.65        2.54 - 23.51
                                           2005  1,833 1.280 - 1.548     2,772       1.25        1.55 - 2.65        3.79 - 17.79
                                           2004  1,332 1.137 - 1.359     1,788       0.37        1.55 - 2.50        3.22 - 15.28
                                           2003     53 1.184 - 1.185        62         --        1.90 - 2.10        9.33 - 15.61

DWSII Strategic Income                     2007  4,106 1.120 - 1.207     4,713       5.81        1.55 - 2.65         2.25 - 3.45
   Subaccount (Class B)                    2006  4,484 1.093 - 1.173     5,005       4.22        1.55 - 2.65         5.92 - 7.10
                                           2005  4,407 1.031 - 1.100     4,617       6.60        1.55 - 2.65       (1.00) - 0.83
                                           2004  2,492 1.037 - 1.058     2,605         --        1.55 - 2.65        1.65 - 10.64
                                           2003    268 0.983 - 0.985       263         --        1.95 - 2.30         2.50 - 3.69

DWSII Blue Chip                            2007  3,729 1.326 - 1.639     5,880       0.68        1.55 - 2.65         0.45 - 1.55
   Subaccount (Class B)                    2006  3,736 1.316 - 1.614     5,850       0.47        1.55 - 2.65       12.15 - 13.42
                                           2005  3,865 1.171 - 1.423     5,358       0.49        1.55 - 2.65         4.28 - 8.38
                                           2004  2,316 1.109 - 1.318     3,006       0.04        1.55 - 2.65        1.56 - 14.41
                                           2003    113 1.155 - 1.156       131         --        1.90 - 2.10        5.19 - 15.48

DWSII Conservative Allocation              2007  9,308 1.099 - 1.203    11,017       1.99        1.55 - 2.55         2.04 - 3.08
   Subaccount (Class B)                    2006  9,737 1.077 - 1.167    11,228       1.02        1.55 - 2.55         6.11 - 7.16
                                           2005  6,416 1.015 - 1.089     6,925         --        1.55 - 2.55         1.12 - 3.35
                                           2004  2,298 1.056 - 1.060     2,431         --        1.55 - 2.45         1.54 - 4.75

DWSII Core Fixed Income                    2007  6,432 1.007 - 1.077     6,718       3.83        1.55 - 2.65         0.30 - 2.11
   Subaccount (Class B)                    2006  6,082 0.997 - 1.060     6,243       3.26        1.55 - 2.65         1.22 - 2.36
                                           2005  6,450 0.985 - 1.041     6,499       3.03        1.55 - 2.65       (1.70) - 0.78
                                           2004  5,115 0.993 - 1.015     5,159       0.48        1.55 - 2.65         0.20 - 3.86
                                           2003    189 0.986 - 0.990       186         --        1.70 - 2.30         1.12 - 3.02

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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
DWSII Davis Venture Value                  2007  6,710 1.281 - 1.581    10,209       0.32        1.55 - 2.65         1.43 - 2.53
   Subaccount (Class B)                    2006  6,525 1.263 - 1.542     9,723       0.26        1.55 - 2.65       11.38 - 12.64
                                           2005  6,219 1.134 - 1.369     8,265       0.34        1.55 - 2.65         2.89 - 8.00
                                           2004  4,121 1.068 - 1.273     5,180       0.01        1.55 - 2.50         1.94 - 9.48
                                           2003    185 1.156 - 1.160       214         --        1.70 - 2.30        5.65 - 16.06

DWSII Dreman High Return Equity            2007 11,712 1.138 - 1.547    17,531       1.06        1.55 - 2.65     (4.77) - (3.67)
   Subaccount (Class B)                    2006 12,289 1.194 - 1.606    19,166       1.21        1.55 - 2.65       15.11 - 16.40
                                           2005  8,634 1.036 - 1.380    11,585       1.11        1.55 - 2.65         1.07 - 6.28
                                           2004  4,520 1.113 - 1.304     5,841       0.28        1.55 - 2.65        3.20 - 14.51
                                           2003    182 1.159 - 1.164       212         --        1.70 - 2.50        5.63 - 19.06

DWSII Dreman Small Mid Cap Value           2007  4,202 1.306 - 2.067     8,142       0.59        1.55 - 2.65       (0.07) - 1.13
   Subaccount (Class B)                    2006  4,783 1.305 - 2.044     9,263       0.38        1.55 - 2.65       21.35 - 22.62
                                           2005  4,743 1.075 - 1.667     7,470       0.30        1.55 - 2.65       (0.87) - 9.34
                                           2004  2,539 1.165 - 1.542     3,800       0.17        1.55 - 2.65        2.35 - 23.90
                                           2003    201 1.244 - 1.246       250         --        1.70 - 2.10        9.60 - 20.66

DWSII Global Thematic                      2007  2,430 1.540 - 2.137     4,975       0.24        1.55 - 2.60         3.15 - 4.24
   Subaccount (Class B)                    2006  2,262 1.493 - 2.050     4,473       0.18        1.55 - 2.60       11.58 - 27.65
                                           2005  1,912 1.343 - 1.606     2,960         --        1.55 - 2.60       10.48 - 21.70
                                           2004  1,176 1.123 - 1.332     1,532       0.44        1.55 - 2.50        2.72 - 18.68
                                           2003    109 1.179 - 1.180       128         --        1.95 - 2.10         7.08 - 8.16

DWSII Government & Agency Securities       2007  1,408 1.032 - 1.089     1,496       4.15        1.55 - 2.65         2.69 - 3.93
   Subaccount (Class B)                    2006  1,537 1.005 - 1.054     1,581       3.22        1.55 - 2.65         1.11 - 2.15
                                           2005  1,466 0.994 - 1.037     1,481       3.53        1.55 - 2.65       (0.40) - 0.98
                                           2004  1,224 0.998 - 1.015     1,234       0.84        1.55 - 2.65       (0.20) - 2.54
                                           2003    182         0.995       181         --        1.95 - 2.10       (0.30) - 2.05

DWSII Growth Allocation                    2007 13,744 1.171 - 1.320    17,860       1.96        1.55 - 2.55         2.90 - 3.94
   Subaccount (Class B)                    2006 15,021 1.138 - 1.270    18,857       0.79        1.55 - 2.55        9.85 - 10.92
                                           2005 15,355 1.036 - 1.145    17,467         --        1.55 - 2.55       (0.09) - 8.13
                                           2004  4,429 1.094 - 1.097     4,852         --        1.55 - 2.30         0.64 - 7.78

DWSII High Income                          2007  3,876 1.048 - 1.319     4,937       7.46        1.55 - 2.65     (2.14) - (1.05)
   Subaccount (Class B)                    2006  4,372 1.070 - 1.333     5,671       7.05        1.55 - 2.65         7.25 - 8.46
                                           2005  4,575 0.997 - 1.229     5,497       8.44        1.55 - 2.65         0.17 - 2.47
                                           2004  2,742 1.082 - 1.207     3,274       1.96        1.55 - 2.65        1.01 - 10.25
                                           2003    186 1.088 - 1.093       202         --        1.70 - 2.50        4.50 - 10.86

DWSII International Select Equity          2007  2,994 1.545 - 2.224     6,358       2.15        1.55 - 2.65       13.14 - 14.40
   Subaccount (Class B)                    2006  2,721 1.364 - 1.944     5,021       1.61        1.55 - 2.65       21.80 - 23.12
                                           2005  2,731 1.119 - 1.579     4,097       2.29        1.55 - 2.65        2.68 - 15.80
                                           2004  1,580 1.150 - 1.407     2,192       0.11        1.55 - 2.50        2.88 - 22.00
                                           2003     68 1.206 - 1.210        82         --        1.95 - 2.50        6.35 - 20.40

DWSII Janus Growth & Income                2007  1,543 1.193 - 1.501     2,243       0.21        1.55 - 2.65         3.42 - 4.60
   Subaccount (Class B)                    2006  1,762 1.152 - 1.435     2,458       0.24        1.55 - 2.65         2.89 - 6.30
                                           2005  1,755 1.095 - 1.350     2,314         --        1.55 - 2.65        4.16 - 10.02
                                           2004  1,146 1.099 - 1.227     1,383         --        1.55 - 2.65        4.35 - 13.58
                                           2003    204 1.116 - 1.121       229         --        1.70 - 2.50        6.08 - 11.23

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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
DWSII Large Cap Value                      2007  2,093 1.311 - 1.581     3,178       1.30        1.55 - 2.65        9.80 - 11.03
   Subaccount (Class B)                    2006  2,093 1.104 - 1.424     2,876       1.17        1.55 - 2.65       11.90 - 13.20
                                           2005  2,178 0.985 - 1.258     2,650       1.42        1.55 - 2.65       (1.10) - 1.52
                                           2004  1,853 1.078 - 1.258     2,291       0.23        1.55 - 2.65         1.55 - 9.81
                                           2003    122 1.159 - 1.164       142         --        1.70 - 2.50        8.22 - 15.26

DWSII Mid Cap Growth                       2007    635 1.327 - 1.555       964         --        1.55 - 2.45         5.32 - 6.29
   Subaccount (Class B)                    2006    620 1.260 - 1.463       888         --        1.55 - 2.45        3.35 - 12.95
                                           2005    536 1.168 - 1.344       705         --        1.55 - 2.45        5.69 - 12.85
                                           2004    413 1.044 - 1.191       486         --        1.55 - 2.45        0.94 - 16.70
                                           2003     17         1.164        19         --               2.10              (0.26)

DWSII Moderate Allocation                  2007 13,894 1.135 - 1.260    17,238       2.22        1.55 - 2.55         2.44 - 3.45
   Subaccount (Class B)                    2006 14,481 1.108 - 1.218    17,442       0.87        1.55 - 2.55         8.10 - 9.24
                                           2005 14,106 1.025 - 1.115    15,627         --        1.55 - 2.55         2.60 - 5.84
                                           2004  4,088 1.075 - 1.078     4,398         --        1.55 - 2.30         1.42 - 6.22

DWSII Money Market                         2007  4,611 1.012 - 1.047     4,765       4.40        1.55 - 2.55         0.79 - 2.95
   Subaccount (Class B)                    2006  4,882 0.990 - 1.017     4,920       4.19        1.55 - 2.55         1.60 - 2.62
                                           2005  3,008 0.972 - 1.000     2,965       2.52        1.55 - 2.55         0.10 - 0.92
                                           2004  2,361 0.971 - 0.987     2,311       0.61        1.55 - 2.30     (1.52) - (0.40)
                                           2003    290 0.989 - 0.992       288       0.10        1.55 - 2.10     (0.50) - (0.20)

DWSII Small Cap Growth                     2007  2,345 1.093 - 1.396     3,151         --        1.55 - 2.65         3.01 - 4.18
   Subaccount (Class B)                    2006  2,352 1.060 - 1.340     3,043         --        1.55 - 2.65         1.99 - 3.24
                                           2005  2,131 1.037 - 1.298     2,688         --        1.55 - 2.65      (0.36) - 11.53
                                           2004    970 1.064 - 1.235     1,185         --        1.55 - 2.65        0.49 - 22.16
                                           2003     87 1.132 - 1.133        98         --        1.90 - 2.10         0.27 - 8.21

DWSII Technology                           2007  1,159 1.138 - 1.372     1,543         --        1.55 - 2.65      (3.20) - 12.09
   Subaccount (Class B)                    2006  1,004 1.025 - 1.224     1,192         --        1.55 - 2.65     (7.55) - (1.13)
                                           2005  1,127 1.045 - 1.238     1,363       0.12        1.55 - 2.65        0.58 - 15.49
                                           2004    818 1.043 - 1.217       976         --        1.55 - 2.65      (0.66) - 13.62
                                           2003    114 1.215 - 1.217       139         --        1.70 - 2.10        3.58 - 15.48

DWSII Turner Mid Cap Growth                2007  1,456 1.374 - 1.869     2,586         --        1.55 - 2.65        0.73 - 23.20
   Subaccount (Class B)                    2006  1,459 1.127 - 1.517     2,114         --        1.55 - 2.65       (6.86) - 4.62
                                           2005  1,467 1.187 - 1.450     2,052         --        1.55 - 2.65        4.62 - 12.38
                                           2004  1,107 1.097 - 1.324     1,451         --        1.55 - 2.50        6.10 - 12.71
                                           2003     92 1.210 - 1.213       111         --        1.95 - 2.30        2.36 - 16.01

Fidelity VIP Contrafund                    2007 13,481 1.559 - 2.046    25,967       0.78        1.55 - 2.60        1.63 - 15.46
   Subaccount (Service Class 2)            2006 13,276 1.364 - 1.772    22,196       1.00        1.55 - 2.60         8.51 - 9.72
                                           2005 11,559 1.257 - 1.615    17,783       0.08        1.55 - 2.60       11.70 - 17.26
                                           2004  4,082 1.107 - 1.406     5,658       0.03        1.55 - 2.50        5.13 - 16.00
                                           2003     98 1.234 - 1.240       121         --        1.55 - 2.30        0.24 - 16.70

Fidelity VIP Dynamic Capital Appreciation  2007    913 1.436 - 1.654     1,484       0.10        1.55 - 2.50         4.08 - 5.08
   Subaccount (Service Class 2)            2006    988 1.373 - 1.574     1,533       0.24        1.55 - 2.50       10.95 - 12.03
                                           2005  1,020 1.232 - 1.405     1,417         --        1.55 - 2.50       17.70 - 26.48
                                           2004    387 1.042 - 1.182       454         --        1.55 - 2.50      (0.85) - 16.29
                                           2003    115 1.181 - 1.185       136         --        1.55 - 2.10         3.32 - 7.36

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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Fidelity VIP Mid Cap                       2007 13,188 1.734 - 2.529    30,667       0.49        1.55 - 2.60       12.38 - 13.56
   Subaccount (Service Class 2)            2006 13,669 1.543 - 2.227    27,993       0.17        1.55 - 2.60        9.51 - 10.63
                                           2005 12,662 1.409 - 2.013    23,741         --        1.55 - 2.60       14.37 - 16.22
                                           2004  4,744 1.227 - 1.732     8,105         --        1.55 - 2.50       14.03 - 25.97
                                           2003    135 1.402 - 1.411       190         --        1.55 - 2.50        5.22 - 12.57

FTVIPT Franklin Rising Dividends           2007  9,440 1.168 - 1.495    13,498       2.39        1.55 - 2.60     (5.19) - (4.23)
   Securities Subaccount (Class 2)         2006  9,632 1.232 - 1.561    14,539       1.05        1.55 - 2.60       14.18 - 15.37
                                           2005  8,404 1.079 - 1.353    11,153       0.90        1.55 - 2.60       (0.31) - 4.84
                                           2004  4,561 1.074 - 1.329     6,023       0.26        1.55 - 2.50        0.40 - 12.39
                                           2003     68 1.211 - 1.216        82         --        1.55 - 2.10        1.68 - 13.22

FTVIPT Franklin Small Mid-Cap Growth       2007  4,323 1.270 - 1.772     7,329         --        1.55 - 2.60         8.36 - 9.52
   Securities Subaccount (Class 2)         2006  3,318 1.172 - 1.618     5,110         --        1.55 - 2.60       (2.74) - 7.01
                                           2005  2,841 1.106 - 1.512     4,165         --        1.55 - 2.60         2.12 - 9.27
                                           2004  1,763 1.083 - 1.465     2,564         --        1.55 - 2.60        3.04 - 14.35
                                           2003    121 1.330 - 1.335       161         --        1.55 - 2.10       (0.82) - 6.12

FTVIPT Templeton Developing Markets        2007  5,256 2.449 - 3.645    17,563       2.20        1.55 - 2.60        1.06 - 26.83
   Securities Subaccount (Class 2)         2006  5,399 1.952 - 2.874    14,370       1.05        1.55 - 2.60       24.81 - 26.11
                                           2005  4,916 1.564 - 2.279    10,404       1.19        1.55 - 2.60       22.19 - 26.88
                                           2004  1,742 1.261 - 1.816     3,128       1.52        1.55 - 2.50        5.88 - 28.51
                                           2003     12 1.474 - 1.479        17         --        1.55 - 2.10        5.57 - 21.63

FTVIPT Templeton Foreign Securities        2007 10,181 1.650 - 2.303    21,786       2.00        1.55 - 2.60       12.47 - 13.67
   Subaccount (Class 2)                    2006 10,416 1.467 - 2.026    19,734       1.22        1.55 - 2.60       18.40 - 19.60
                                           2005  9,400 1.239 - 1.694    15,074       1.14        1.55 - 2.60        6.60 - 10.44
                                           2004  3,390 1.153 - 1.562     5,239       0.57        1.55 - 2.60        4.34 - 16.82
                                           2003    195 1.333 - 1.338       260         --        1.55 - 2.10         6.28 - 9.80

Janus Aspen Global Life Sciences           2007    167 1.796 - 1.860       306         --        1.55 - 2.30       18.94 - 19.85
   Subaccount (Service Shares)             2006    156 1.510 - 1.552       238         --        1.55 - 2.30         3.92 - 4.65
                                           2005    157 1.453 - 1.483       230         --        1.55 - 2.30        9.74 - 10.67
                                           2004    157 1.324 - 1.340       209         --        1.55 - 2.30        1.07 - 12.42
                                           2003     15 1.189 - 1.192        18         --        1.55 - 1.95         7.02 - 8.96

Janus Aspen Global Technology              2007  1,559 1.433 - 1.918     2,856       0.65        1.55 - 2.40        8.62 - 19.80
   Subaccount (Service Shares)             2006    659 1.206 - 1.601       999         --        1.55 - 2.40         5.24 - 6.17
                                           2005    536 1.146 - 1.508       766         --        1.55 - 2.40        4.56 - 23.46
                                           2004    279 1.217 - 1.373       381         --        1.55 - 2.30       (1.37) - 3.49
                                           2003      9 1.382 - 1.386        12         --        1.55 - 1.95       (0.86) - 9.05

Janus Aspen Worldwide Growth               2007    176 1.635 - 1.677       290       0.57        1.55 - 2.10         7.07 - 7.64
   Subaccount (Service Shares)             2006    163 1.515 - 1.558       251       1.64        1.55 - 2.30       12.31 - 16.18
                                           2005    165 1.322 - 1.341       219       1.34        1.55 - 2.10         3.36 - 3.95
                                           2004    106 1.279 - 1.290       136       1.18        1.55 - 2.10       (4.19) - 2.87
                                           2003     30 1.250 - 1.254        38       0.25        1.55 - 1.95       11.76 - 13.53

LMPVET Aggressive Growth
   Subaccount (Class I) (b)                2007  4,852 1.203 - 1.602     7,204         --        1.55 - 2.50     (5.02) - (4.42)

LMPVET Aggressive Growth
   Subaccount (Class II) (b)               2007  4,748 1.185 - 1.566     6,941         --        1.55 - 2.60     (5.20) - (4.51)

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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
LMPVET Appreciation
   Subaccount (Class I) (b)                2007  1,072 1.260 - 1.591     1,646       1.02        1.55 - 2.40         2.27 - 2.84

LMPVET Equity Index                        2007  8,658 1.253 - 1.581    13,108       1.57        1.55 - 2.50         2.37 - 3.27
   Subaccount (Class II)                   2006  9,130 1.224 - 1.531    13,422       1.34        1.55 - 2.50       12.22 - 13.41
                                           2005  9,144 1.089 - 1.350    11,923       1.48        1.55 - 2.50         1.70 - 8.80
                                           2004  5,183 1.072 - 1.316     6,722       3.15        1.55 - 2.50        5.08 - 10.47
                                           2003    239 1.208 - 1.212       290       1.73        1.55 - 2.10        5.49 - 14.81

LMPVET Fundamental Value
   Subaccount (ClassI) (b)                 2007  2,906 1.215 - 1.659     4,590       1.21        1.55 - 2.60     (5.70) - (5.04)

LMPVET Investors                           2007  1,909 1.331 - 1.730     3,080       1.24        1.55 - 2.50         1.35 - 2.31
   Subaccount (Class I)                    2006  1,948 1.308 - 1.691     3,092       1.66        1.55 - 2.50       15.32 - 16.46
                                           2005  1,832 1.129 - 1.452     2,550       1.40        1.55 - 2.50         3.89 - 4.84
                                           2004  1,277 1.081 - 1.385     1,743       3.68        1.55 - 2.50         7.66 - 9.86
                                           2003     55 1.266 - 1.274        70       2.35        1.55 - 2.50        5.64 - 13.55

LMPVET Large Cap Growth
   Subaccount (ClassI) (b)                 2007  1,812 1.077 - 1.426     2,440       0.04        1.55 - 2.50     (1.16) - (0.56)

LMPVET Small Cap Growth                    2007  2,663 1.402 - 2.013     4,921         --        1.55 - 2.60         7.19 - 8.28
   Subaccount (Class I)                    2006  2,870 1.308 - 1.859     4,926         --        1.55 - 2.60        9.92 - 11.05
                                           2005  2,880 1.190 - 1.674     4,492         --        1.55 - 2.60         1.10 - 3.27
                                           2004  1,599 1.166 - 1.621     2,522         --        1.55 - 2.50        1.39 - 25.00
                                           2003    192 1.425 - 1.430       274         --        1.55 - 2.10        3.63 - 21.29

LMPVET Social Awareness                    2007    823 1.202 - 1.263     1,016       1.40        1.55 - 2.50         8.09 - 9.21
   Subaccount                              2006    816 1.112 - 1.162       926       0.55        1.55 - 2.50         5.10 - 6.05
                                           2005    727 1.058 - 1.102       779       0.91        1.55 - 2.50         1.83 - 4.08
                                           2004    267 1.039 - 1.077       278       1.43        1.55 - 2.50        0.00 - 12.42

LMPVPI All Cap                             2007     -- 1.296 - 1.747        --       0.29        1.55 - 2.50         4.66 - 4.92
   Subaccount (Class I) (a)                2006  2,869 1.238 - 1.665     4,544       1.39        1.55 - 2.50       15.19 - 16.27
                                           2005  2,874 1.074 - 1.432     3,928       1.02        1.55 - 2.50        1.45 - 10.49
                                           2004  1,925 1.059 - 1.398     2,644       1.09        1.55 - 2.50        5.68 - 13.60
                                           2003    186 1.302 - 1.311       244       0.54        1.55 - 2.50        7.83 - 16.37

LMPVPI All Cap                             2007     -- 1.233 - 1.261        --       0.04        1.55 - 2.60         2.53 - 4.82
   Subaccount (Class II) (a)               2006    188 1.180 - 1.203       225       2.20        1.55 - 2.60        4.93 - 16.01
                                           2005     23 1.027 - 1.037        23       0.63        1.55 - 2.60         1.58 - 8.02

LMPVPII Growth and Income                  2007     -- 1.232 - 1.547        --       0.06        1.55 - 2.40         4.14 - 4.46
   Subaccount (Class I) (a)                2006  1,170 1.183 - 1.481     1,670       0.41        1.55 - 2.40        9.74 - 11.84
                                           2005  1,151 1.078 - 1.338     1,490       0.41        1.55 - 2.40         1.22 - 2.06
                                           2004    878 1.065 - 1.311     1,134       2.13        1.55 - 2.40         2.36 - 8.77
                                           2003     57 1.225 - 1.229        70       0.55        1.55 - 1.95         5.06 - 7.24

LMPVPI Large Cap Growth                    2007     -- 1.087 - 1.434        --         --        1.55 - 2.50         3.83 - 4.16
   Subaccount (Class I) (a)                2006  2,012 1.045 - 1.377     2,611         --        1.55 - 2.50         1.68 - 2.68
                                           2005  2,073 1.023 - 1.341     2,653       0.02        1.55 - 2.50         2.67 - 3.55
                                           2004  1,359 0.992 - 1.295     1,723       0.39        1.55 - 2.50      (4.19) - 13.94
                                           2003    106 1.303 - 1.308       139         --        1.55 - 2.10        3.66 - 14.44


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

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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
LMPVPII Aggressive Growth                  2007     -- 1.266 - 1.676        --         --        1.55 - 2.50         3.26 - 3.52
   Subaccount (Class I) (a)                2006  5,658 1.226 - 1.619     8,461         --        1.55 - 2.50         8.32 - 9.39
                                           2005  5,529 1.131 - 1.480     7,653         --        1.55 - 2.50        7.13 - 17.99
                                           2004  2,209 1.056 - 1.368     2,975         --        1.55 - 2.50      (1.53) - 13.30
                                           2003    122 1.265 - 1.274       155         --        1.55 - 2.50        4.20 - 13.14

LMPVPII Aggressive Growth                  2007     -- 1.250 - 1.640        --         --        1.55 - 2.60         3.14 - 3.47
   Subaccount (Class II) (a)               2006  4,745 1.212 - 1.585     7,132         --        1.55 - 2.60         7.93 - 9.08
                                           2005  3,681 1.123 - 1.453     5,212         --        1.55 - 2.60        6.85 - 17.48
                                           2004  2,435 1.051 - 1.346     3,257         --        1.55 - 2.60      (0.89) - 10.69
                                           2003    146 1.252 - 1.257       184         --        1.55 - 2.10       (0.08) - 7.45

LMPVET Capital and Income
   Subaccount (Class II) (b)               2007  3,621 1.086 - 1.372     4,781       1.23        1.55 - 2.70       (1.75) - 0.00

LMPVIT Adjustable Rate Income              2007  2,401 0.985 - 1.026     2,424       4.35        1.55 - 2.50     (1.10) - (0.19)
   Subaccount                              2006  2,895 0.996 - 1.028     2,941       4.21        1.55 - 2.60         1.41 - 2.49
                                           2005  3,439 0.981 - 1.003     3,417       3.88        1.55 - 2.60       (0.20) - 0.80
                                           2004  1,531 0.983 - 0.999     1,515       2.81        1.55 - 2.60     (0.91) - (0.10)
                                           2003     24 0.998 - 0.999        24       0.46        1.55 - 1.70         0.00 - 0.10

LMPVPI Total Return                        2007     -- 1.096 - 1.372        --       0.57        1.55 - 2.70         2.42 - 2.85
   Subaccount (Class II) (a)               2006  3,314 1.069 - 1.334     4,295       2.23        1.55 - 2.70        2.00 - 10.52
                                           2005  2,172 1.056 - 1.207     2,591       2.12        1.55 - 2.60       (0.85) - 3.22
                                           2004  1,125 1.117 - 1.191     1,333       4.47        1.55 - 2.50         0.09 - 6.82
                                           2003     80 1.112 - 1.115        89       0.77        1.55 - 1.95         3.15 - 8.58

Lord Abbett Growth and Income              2007     -- 1.308 - 1.682        --         --        1.55 - 2.60         3.62 - 3.89
   Subaccount (Class VC) (a)               2006  9,932 1.262 - 1.619    15,035       1.28        1.55 - 2.60       14.21 - 15.48
                                           2005  9,339 1.105 - 1.402    12,372       1.31        1.55 - 2.60         0.74 - 4.69
                                           2004  3,180 1.099 - 1.379     4,334       2.24        1.55 - 2.50        2.01 - 14.21
                                           2003    169 1.239 - 1.243       210       1.69        1.55 - 2.10        4.98 - 12.93

Lord Abbett Mid-Cap Value                  2007     -- 1.477 - 1.995        --         --        1.55 - 2.50        9.90 - 10.22
   Subaccount (Class VC) (a)               2006  7,690 1.343 - 1.810    13,037       0.49        1.55 - 2.50        9.46 - 10.50
                                           2005  8,163 1.226 - 1.638    12,646       0.58        1.55 - 2.50        5.55 - 13.54
                                           2004  3,089 1.160 - 1.537     4,701       0.80        1.55 - 2.50        3.66 - 21.96
                                           2003    108 1.252 - 1.257       136       2.19        1.70 - 2.30        7.90 - 16.90

MIST Batterymarch Mid-Cap Stock            2007  3,112 1.302 - 1.792     5,296       0.31        1.55 - 2.60         3.33 - 4.43
   Subaccount (Class A)                    2006  3,217 1.260 - 1.716     5,268         --        1.55 - 2.60     (5.48) - (4.77)

MIST BlackRock High Yield                  2007  9,128 1.152 - 1.331    11,725       5.40        1.44 - 2.39       (3.11) - 1.14
   Subaccount (Class A)                    2006  4,114 1.157 - 1.316     5,267         --        1.55 - 2.50         4.78 - 5.45

MIST BlackRock Large-Cap Core
   Subaccount (Class E) (b)                2007  2,586 1.415 - 1.724     4,252         --        1.55 - 2.60     (0.77) - (0.06)

MIST BlackRock Large-Cap Core              2007     -- 1.426 - 1.725        --       0.69        1.55 - 2.60        4.53 - 4.86
   Subaccount (Class A) (a)                2006  3,099 1.364 - 1.645     4,905         --        1.55 - 2.60         5.17 - 5.92

MIST Dreman Small-Cap Value                2007    381 1.293 - 1.322       499         --        1.55 - 2.40     (3.29) - (2.51)
   Subaccount (Class A)                    2006    276 1.335 - 1.356       371       0.64        1.55 - 2.50       (0.37) - 9.48


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

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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
MIST Harris Oakmark International          2007  3,949 1.477 - 1.924     7,220       0.95        1.54 - 2.59     (3.40) - (2.34)
   Subaccount (Class A)                    2006  3,322 1.529 - 1.970     6,267         --        1.51 - 2.56        9.45 - 17.50

MIST Janus Forty                           2007  5,161 1.717 - 2.172    10,611       0.17        1.55 - 2.60       27.09 - 28.44
   Subaccount (Class A)                    2006  5,188 1.351 - 1.691     8,292         --        1.55 - 2.60         1.87 - 2.55

MIST Lazard Mid-Cap
   Subaccount (Class B) (b)                2007    385 1.105 - 1.127       430         --        1.55 - 2.30   (12.79) - (12.36)

MIST Legg Mason Partners Managed           2007  3,583 1.197 - 1.240     4,379       2.38        1.55 - 2.50         3.73 - 4.73
   Assets Subaccount (Class A)             2006  3,675 1.154 - 1.186     4,309         --        1.55 - 2.50         5.00 - 5.71

MIST Lord Abbett Bond Debenture            2007  2,966 1.180 - 1.387     3,988       5.58        1.55 - 2.50         4.24 - 5.24
   Subaccount (Class A)                    2006  3,146 1.131 - 1.318     4,037         --        1.55 - 2.50         4.17 - 4.77

MIST Lord Abbett Growth and Income         2007 26,022 1.084 - 1.104    28,509       0.53        1.30 - 2.35       (2.43) - 2.41
  Subaccount (Class B)                     2006 14,276 1.071 - 1.078    15,344         --        1.30 - 2.25         6.99 - 7.69

MIST Lord Abbett Mid-Cap Value             2007 11,639 1.045 - 1.062    12,277       0.03        1.55 - 2.50    (10.68) - (0.93)
   Subaccount (Class B)                    2006    100 1.066 - 1.072       107         --        1.55 - 2.40      (0.47) - 14.41

MIST Met/AIM Capital Appreciation          2007  1,935 1.267 - 1.596     2,899       0.09        1.55 - 2.60        9.04 - 10.14
   Subaccount (Class A)                    2006  2,015 1.162 - 1.449     2,762       0.18        1.55 - 2.60     (1.86) - (1.16)

MIST Met/AIM Capital Appreciation
   Subaccount (Class E) (b)                2007  4,459 1.253 - 1.574     6,777         --        1.55 - 2.60         2.45 - 3.08

MIST Met/AIM Small Cap Growth              2007    320 1.358 - 1.388       439         --        1.55 - 2.40         8.81 - 9.72
   Subaccount (Class A)                    2006    151 1.248 - 1.265       190         --        1.55 - 2.40      (1.27) - 14.44

MIST MFS Emerging Markets Equity
   Subaccount (Class A) (b)                2007  1,831 2.040 - 3.509     6,019         --        1.55 - 2.65       24.32 - 25.28

MIST MFS Research International
   Subaccount (Class B) (b)                2007    898 1.798 - 2.326     2,036         --        1.55 - 2.30       (2.43) - 4.49

MIST MFS Value                             2007  6,311 1.425 - 1.475     9,216         --        1.55 - 2.50         5.01 - 5.96
   Subaccount (Class A)                    2006  5,845 1.357 - 1.399     8,086       1.33        1.55 - 2.50        9.79 - 10.56

MIST Neuberger Berman Real Estate          2007 12,750 1.006 - 1.024    12,977       1.09        1.55 - 2.60   (17.00) - (16.13)
   Subaccount (Class A)                    2006 14,706 1.212 - 1.221    17,906         --        1.55 - 2.60       20.84 - 21.73

MIST Oppenheimer Capital Appreciation      2007  6,037 1.115 - 1.134     6,810         --        1.55 - 2.60       11.39 - 12.50
   Subaccount (Class B)                    2006  5,584 1.001 - 1.008     5,617         --        1.55 - 2.60         0.70 - 1.41

MIST PIMCO Inflation Protected Bond
   Subaccount (Class A) (b)                2007 10,145 1.080 - 1.214    11,977         --        1.55 - 2.60         5.58 - 6.30

MIST Pioneer Fund                          2007    710 1.328 - 1.606     1,096       0.90        1.55 - 2.50         2.40 - 3.41
   Subaccount (Class A)                    2006    915 1.291 - 1.553     1,367         --        1.55 - 2.50         6.91 - 7.55

MIST Pioneer Mid-Cap Value                 2007     -- 1.267 - 1.286        --       0.42        1.55 - 2.30        9.47 - 10.48
   Subaccount (Class A) (a)                2006    403 1.151 - 1.164       467       0.25        1.55 - 2.30         1.05 - 7.93

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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
MIST Pioneer Strategic Income              2007  7,953 1.176 - 1.222     9,597       0.69        1.55 - 2.60         3.90 - 5.00
   Subaccount (Class A)                    2006  7,967 1.131 - 1.170     9,185       4.88        1.55 - 2.60         2.85 - 3.57

MIST Third Avenue Small Cap Value          2007 23,927 0.965 - 0.983    23,369       0.55        1.55 - 2.60    (10.65) - (4.47)
   Subaccount (Class B)                    2006 11,793 1.023 - 1.029    12,101         --        1.55 - 2.50         1.99 - 2.59

MSF BlackRock Aggressive Growth            2007  3,419 1.301 - 1.791     5,818         --        1.55 - 2.50       17.41 - 18.61
   Subaccount (Class D)                    2006  3,413 1.106 - 1.510     4,887         --        1.55 - 2.50     (2.98) - (2.39)

MSF BlackRock Bond Income                  2007  7,720 1.057 - 1.114     8,451       3.22        1.55 - 2.50         3.60 - 4.70
   Subaccount (Class A)                    2006  7,799 1.017 - 1.064     8,186         --        1.55 - 2.50         3.32 - 3.91

MSF BlackRock Money Market                 2007 32,798 1.023 - 1.069    34,537       4.94        1.55 - 2.70         0.38 - 3.38
   Subaccount (Class A)                    2006 22,531 0.999 - 1.034    22,986       3.30        1.55 - 2.70         1.09 - 2.27

MSF FI Large Cap                           2007  3,476 1.161 - 1.427     4,555       0.16        1.55 - 2.60         1.22 - 2.37
   Subaccount (Class A)                    2006  3,768 1.147 - 1.394     4,864         --        1.55 - 2.60         0.70 - 1.38

MSF FI Value Leaders                       2007  7,652 1.212 - 1.519    11,077       0.83        1.55 - 2.60         1.34 - 2.50
   Subaccount (Class D)                    2006  7,806 1.196 - 1.482    11,076         --        1.55 - 2.60         1.96 - 2.63

MSF MetLife Aggressive Allocation          2007  1,927 1.060 - 1.078     2,058       0.05        1.55 - 2.60         0.66 - 1.60
   Subaccount (Class B)                    2006  1,577 1.053 - 1.061     1,666         --        1.55 - 2.60         5.09 - 5.89

MSF MetLife Conservative Allocation        2007  2,606 1.067 - 1.084     2,799         --        1.55 - 2.50       (0.09) - 3.93
   Subaccount (Class B)                    2006  2,593 1.036 - 1.043     2,695         --        1.55 - 2.50         0.97 - 5.80

MSF MetLife Conservative to Moderate       2007  3,662 1.068 - 1.083     3,940         --        1.55 - 2.40         1.04 - 3.66
   Allocation Subaccount (Class B)         2006  1,853 1.044 - 1.050     1,939         --        1.55 - 2.40         3.77 - 4.79

MSF MetLife Moderate Allocation            2007 11,761 1.067 - 1.084    12,644       0.01        1.55 - 2.50         1.81 - 2.75
   Subaccount (Class B)                    2006 10,582 1.048 - 1.055    11,126         --        1.55 - 2.50         4.59 - 9.92

MSF MetLife Moderate to Aggressive         2007  6,204 1.065 - 1.084     6,674       0.03        1.55 - 2.60       (2.26) - 2.26
   Allocation Subaccount (Class B)         2006  6,709 1.052 - 1.060     7,085         --        1.55 - 2.60         4.99 - 5.79

MSF MFS Total Return                       2007  5,033 1.077 - 1.099     5,484       1.81        1.55 - 2.75       (3.47) - 2.52
   Subaccount (Class B)                    2006  3,929 1.064 - 1.072     4,198         --        1.55 - 2.65         6.08 - 6.88

MSF MFS Total Return                       2007 24,421 1.226 - 1.419    33,326       1.96        1.55 - 2.50         1.57 - 2.60
   Subaccount (Class F)                    2006 25,723 1.205 - 1.383    34,428         --        1.55 - 2.50         6.26 - 6.88

MSF Oppenheimer Global Equity              2007 30,426 1.081 - 1.101    33,273       0.89        1.55 - 2.60         3.54 - 4.66
   Subaccount (Class B)                    2006 33,480 1.044 - 1.052    35,113         --        1.39 - 2.54         4.82 - 5.62

MSF T. Rowe Price Large Cap Growth         2007  2,390 1.131 - 1.149     2,730       0.19        1.55 - 2.50       (2.24) - 7.48
   Subaccount (Class B)                    2006  2,365 1.062 - 1.069     2,523         --        1.55 - 2.50         6.41 - 7.11

MSF Western Asset Management High          2007     -- 1.163 - 1.199        --      10.16        1.55 - 2.50         3.47 - 3.82
   Yield Bond Subaccount (Class A) (a)     2006  6,377 1.124 - 1.157     7,320         --        1.55 - 2.50         5.64 - 6.37

MSF Western Asset Management               2007  5,392 1.067 - 1.117     5,929       2.77        1.40 - 2.45         1.86 - 2.89
   U.S. Government Subaccount (Class A)    2006  5,918 1.046 - 1.091     6,345         --        1.40 - 2.45         2.77 - 3.47

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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
PIMCO VIT Real Return                      2007     -- 1.020 - 1.141        --       1.55        1.55 - 2.60         1.72 - 1.98
   Subaccount (Administrative Class) (a)   2006 10,340 1.002 - 1.119    11,306       4.24        1.55 - 2.60     (1.89) - (0.80)
                                           2005  9,967 1.018 - 1.128    11,053       2.92        1.55 - 2.60       (0.56) - 0.66
                                           2004  4,188 1.020 - 1.122     4,667       1.18        1.55 - 2.60         1.23 - 7.47
                                           2003    331 1.043 - 1.047       346       0.38        1.55 - 2.10       (1.23) - 2.45

PIMCO VIT Total Return                     2007 23,835 1.095 - 1.155    27,021       4.80        1.55 - 2.60         5.98 - 7.04
   Subaccount (Administrative Class)       2006 24,626 1.030 - 1.079    26,181       4.42        1.55 - 2.60         1.15 - 2.27
                                           2005 22,715 1.014 - 1.055    23,715       3.59        1.55 - 2.60       (0.19) - 0.86
                                           2004  8,552 1.011 - 1.046     8,894       1.99        1.55 - 2.60         0.10 - 3.26
                                           2003    649 1.007 - 1.013       656       1.33        1.55 - 2.50       (1.37) - 3.58

Pioneer America Income VCT                 2007     -- 1.022 - 1.077        --       3.94        1.55 - 2.70         2.51 - 3.79
   Subaccount (Class II) (c)               2006  8,439 0.993 - 1.042     8,589       4.41        1.55 - 2.70         0.49 - 2.55
                                           2005  7,379 0.985 - 1.031     7,418       4.46        1.55 - 2.60       (1.16) - 0.41
                                           2004  3,712 0.990 - 1.034     3,730       4.63        1.55 - 2.50       (1.19) - 3.07
                                           2003     95 0.993 - 0.995        94       0.66        1.55 - 1.95       (0.10) - 1.22

Pioneer Bond VCT
   Subaccount (Class II) (d)               2007  8,897 1.090 - 1.092     9,707       0.65        1.55 - 2.70         9.00 - 9.20

Pioneer Cullen Value VCT                   2007  6,349 1.274 - 1.312     8,261       0.80        1.55 - 2.60         2.32 - 4.79
   Subaccount (Class II)                   2006  4,297 1.229 - 1.252     5,355       0.17        1.55 - 2.60        4.91 - 15.29
                                           2005  1,318 1.077 - 1.086     1,427         --        1.55 - 2.60        0.65 - 10.74

Pioneer Emerging Markets VCT               2007  4,034 3.178 - 4.474    16,567       0.34        1.55 - 2.60       38.78 - 40.25
   Subaccount (Class II)                   2006  3,673 2.290 - 3.190    10,763       0.34        1.55 - 2.60       18.94 - 33.42
                                           2005  2,674 1.734 - 2.391     6,191       0.46        1.55 - 2.60       31.92 - 39.65
                                           2004  1,557 1.294 - 1.764     2,728       0.56        1.55 - 2.60        0.00 - 28.02
                                           2003     55 1.505 - 1.510        82         --        1.55 - 2.10        1.28 - 18.69

Pioneer Equity Income VCT                  2007  7,595 1.347 - 1.703    12,465       2.30        1.55 - 2.60     (2.04) - (0.99)
   Subaccount (Class II)                   2006  7,097 1.375 - 1.720    11,862       2.42        1.55 - 2.60       11.13 - 20.28
                                           2005  5,594 1.155 - 1.430     7,879       2.23        1.55 - 2.60         0.61 - 4.05
                                           2004  3,021 1.127 - 1.377     4,140       3.12        1.55 - 2.50        2.36 - 14.27
                                           2003    101 1.201 - 1.205       121       0.92        1.55 - 2.10        4.43 - 10.56

Pioneer Equity Opportunity VCT             2007     -- 1.339 - 1.377        --       0.18        1.55 - 2.60      (5.61) - 10.07
   Subaccount (Class II) (c)               2006    158 1.228 - 1.251       196       0.32        1.55 - 2.60      (0.88) - 17.46
                                           2005     30 1.058 - 1.065        32         --        1.55 - 2.40       (1.21) - 8.45

Pioneer Fund VCT                           2007 10,620 1.301 - 1.633    16,551       1.06        1.55 - 2.60         2.12 - 3.16
   Subaccount (Class II)                   2006  6,575 1.274 - 1.583    10,009       1.13        1.55 - 2.60       13.35 - 14.63
                                           2005  5,875 1.124 - 1.381     7,912       1.16        1.55 - 2.60         3.21 - 6.18
                                           2004  3,497 1.089 - 1.324     4,598       1.17        1.55 - 2.60        0.74 - 13.11
                                           2003    336 1.208 - 1.213       407       0.74        1.55 - 2.10        0.25 - 12.86

Pioneer Global High Yield VCT              2007  4,530 1.069 - 1.154     5,154       8.08        1.55 - 2.75       (0.71) - 0.52
   Subaccount (Class II)                   2006  3,095 1.075 - 1.148     3,517       7.29        1.55 - 2.75        2.37 - 10.28
                                           2005    670 1.032 - 1.041       696       4.80        1.55 - 2.60       (0.48) - 5.06

Pioneer High Yield VCT                     2007 10,357 1.068 - 1.357    13,519       5.08        1.55 - 2.75         0.66 - 3.98
   Subaccount (Class II)                   2006 11,739 1.044 - 1.305    14,826       5.26        1.55 - 2.70         0.17 - 6.62
                                           2005  8,126 1.074 - 1.224     9,833       5.23        1.55 - 2.60       (0.83) - 1.99
                                           2004  6,312 1.087 - 1.223     7,686       5.01        1.55 - 2.50         1.21 - 6.93
                                           2003    332 1.148 - 1.152       382       2.37        1.55 - 2.10         1.68 - 9.09

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Pioneer Ibbotson Aggressive Allocation VCT 2007  4,404 1.236 - 1.266     5,526       1.26        1.55 - 2.40         2.66 - 3.60
   Subaccount (Class II)                   2006  3,637 1.204 - 1.222     4,420       0.26        1.55 - 2.40        6.56 - 12.63
                                           2005  1,079 1.078 - 1.085     1,166         --        1.55 - 2.40        2.56 - 10.94

Pioneer Ibbotson Growth Allocation VCT     2007 91,686 1.089 - 1.230   110,642       1.01        1.55 - 2.90         2.74 - 4.06
   Subaccount (Class II)                   2006 55,528 1.060 - 1.182    64,825       0.14        1.55 - 2.90        5.35 - 10.99
                                           2005  4,439 1.058 - 1.065     4,711         --        1.55 - 2.40         0.95 - 9.15

Pioneer Ibbotson Moderate Allocation VCT   2007 48,332 1.081 - 1.190    56,545       1.01        1.55 - 2.70         2.85 - 4.02
   Subaccount (Class II)                   2006 33,498 1.051 - 1.144    37,907       0.30        1.55 - 2.70       (0.26) - 8.95
                                           2005  4,663 1.043 - 1.050     4,880         --        1.55 - 2.40         2.44 - 7.28

Pioneer Independence VCT                   2007  1,704 1.207 - 1.394     2,298         --        1.55 - 2.60         4.68 - 5.77
   Subaccount (Class II)                   2006  1,390 1.153 - 1.318     1,778         --        1.55 - 2.60        1.57 - 12.18
                                           2005  1,184 1.086 - 1.228     1,424       0.58        1.55 - 2.60       (0.44) - 3.52
                                           2004    799 1.189 - 1.208       962         --        1.55 - 2.50        4.18 - 10.55
                                           2003     77 1.149 - 1.154        88         --        1.55 - 2.10         0.17 - 2.58

Pioneer International Value VCT            2007  2,695 1.729 - 2.295     5,797       0.31        1.55 - 2.60       10.34 - 11.46
   Subaccount (Class II)                   2006  2,234 1.567 - 2.059     4,369       0.26        1.55 - 2.60       19.44 - 20.69
                                           2005    873 1.312 - 1.706     1,457       0.06        1.55 - 2.60        9.65 - 18.76
                                           2004    504 1.480 - 1.504       752       0.32        1.55 - 2.50       12.62 - 16.59
                                           2003     16 1.286 - 1.290        21         --        1.55 - 1.95       12.41 - 12.76

Pioneer Mid Cap Value VCT                  2007  6,362 1.345 - 1.928    11,422       0.58        1.55 - 2.60         2.67 - 3.71
   Subaccount (Class II)                   2006  5,978 1.310 - 1.859    10,453         --        1.55 - 2.60        9.35 - 10.52
                                           2005  5,101 1.198 - 1.682     8,245       0.21        1.55 - 2.60       (0.07) - 5.99
                                           2004  2,609 1.143 - 1.587     4,112       0.17        1.55 - 2.50        0.78 - 19.86
                                           2003    205 1.317 - 1.324       271         --        1.55 - 2.30        7.24 - 11.20

Pioneer Oak Ridge Large Cap Growth VCT     2007  4,884 1.189 - 1.257     6,041       0.19        1.55 - 2.60         5.41 - 6.44
   Subaccount (Class II)                   2006  4,896 1.128 - 1.181     5,709       0.03        1.55 - 2.60       (1.18) - 1.20
                                           2005  3,982 1.127 - 1.167     4,610       0.14        1.55 - 2.60        4.59 - 10.98
                                           2004  1,455 1.070 - 1.095     1,589         --        1.55 - 2.50      (0.09) - 11.01

Pioneer Real Estate Shares VCT             2007  4,048 1.470 - 2.035     7,785       2.52        1.55 - 2.60    (21.18) - (6.17)
   Subaccount (Class II)                   2006  4,537 1.859 - 2.555    11,118       2.40        1.55 - 2.60       20.87 - 34.40
                                           2005  3,540 1.462 - 1.901     6,588       3.29        1.55 - 2.60        4.24 - 18.55
                                           2004  1,875 1.310 - 1.681     3,137       4.29        1.55 - 2.30        4.13 - 41.52
                                           2003     99 1.256 - 1.261       125       2.94        1.55 - 2.10      (0.16) - 15.69

Pioneer Small and Mid Cap Growth VCT       2007     -- 1.266 - 1.388        --         --        1.55 - 2.60       17.11 - 18.23
   Subaccount (Class II) (c)               2006  1,958 1.081 - 1.174     2,261         --        1.55 - 2.60         1.05 - 8.48
                                           2005  1,575 1.029 - 1.106     1,724         --        1.55 - 2.60         1.47 - 6.69
                                           2004    794 1.010 - 1.074       850         --        1.55 - 2.40       (1.11) - 5.29

Pioneer Small Cap Value VCT                2007  4,166 1.255 - 1.797     6,895       0.51        1.55 - 2.60     (9.58) - (8.60)
   Subaccount (Class II)                   2006  4,228 1.388 - 1.966     7,797         --        1.55 - 2.60       11.22 - 12.41
                                           2005  2,736 1.248 - 1.749     4,661         --        1.55 - 2.60        8.39 - 18.16
                                           2004  1,455 1.156 - 1.599     2,314         --        1.55 - 2.50        3.96 - 19.94
                                           2003    182 1.348 - 1.355       247         --        1.55 - 2.30        8.00 - 10.49

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Pioneer Strategic Income VCT               2007 17,800 1.064 - 1.301    22,422       5.15        1.55 - 2.70         3.30 - 4.50
   Subaccount (Class II)                   2006 15,977 1.030 - 1.245    19,447       5.17        1.55 - 2.70         3.39 - 4.62
                                           2005 13,239 1.060 - 1.190    15,555       5.58        1.55 - 2.60       (0.18) - 1.79
                                           2004  7,013 1.097 - 1.179     8,226       5.63        1.55 - 2.60         0.18 - 8.26
                                           2003    552 1.085 - 1.089       601       2.51        1.55 - 2.10         0.18 - 6.06

Pioneer Value VCT                          2007     -- 1.231 - 1.528        --       2.74        1.55 - 2.60       (0.73) - 0.13
   Subaccount (Class II) (c)               2006  4,146 1.240 - 1.526     6,072       0.22        1.55 - 2.60       12.12 - 13.29
                                           2005  3,810 1.106 - 1.347     5,010       0.09        1.55 - 2.60       (0.07) - 6.14
                                           2004  2,559 1.085 - 1.307     3,321       0.04        1.55 - 2.60        0.46 - 11.26
                                           2003     76 1.187 - 1.192        91       0.03        1.55 - 2.10         3.56 - 8.09

Putnam VT International Equity             2007     -- 2.161 - 2.226        --       2.83        1.55 - 2.30         8.05 - 8.27
   Subaccount (Class IB) (a)               2006    356 2.000 - 2.056       724       0.62        1.55 - 2.30       24.77 - 25.75
                                           2005    378 1.603 - 1.635       613       1.38        1.55 - 2.30        9.64 - 10.47
                                           2004    327 1.462 - 1.480       482       1.46        1.55 - 2.30       13.60 - 14.37
                                           2003     73 1.287 - 1.294        95         --        1.55 - 2.30        7.92 - 13.76

Putnam VT Small Cap Value                  2007     -- 1.509 - 2.310        --       0.55        1.55 - 2.60         6.46 - 6.80
   Subaccount (Class IB) (a)               2006  7,589 1.416 - 2.163    14,986       0.32        1.55 - 2.60       14.33 - 15.48
                                           2005  7,439 1.235 - 1.873    12,828       0.14        1.55 - 2.60        0.42 - 10.99
                                           2004  3,522 1.180 - 1.777     6,159       0.06        1.55 - 2.50        3.02 - 25.92
                                           2003    119 1.423 - 1.430       169         --        1.55 - 2.30        4.84 - 27.62

Van Kampen LIT Comstock                    2007  8,374 1.242 - 1.642    12,611       1.58        1.55 - 2.50     (4.73) - (3.86)
   Subaccount (Class II)                   2006  9,180 1.302 - 1.708    14,496       1.27        1.55 - 2.50       13.18 - 14.25
                                           2005  9,419 1.149 - 1.495    13,086       0.64        1.55 - 2.50         1.53 - 5.03
                                           2004  3,433 1.133 - 1.458     4,944       0.31        1.55 - 2.50        3.91 - 15.62
                                           2003    229 1.255 - 1.261       288         --        1.55 - 2.30        6.90 - 14.05

Van Kampen LIT Enterprise                  2007    128 1.463 - 1.501       190       0.15        1.55 - 2.10       10.08 - 10.69
   Subaccount (Class II)                   2006    130 1.329 - 1.356       175       0.18        1.55 - 2.10         4.56 - 5.20
                                           2005    128 1.271 - 1.289       164       0.46        1.55 - 2.10         5.65 - 6.18
                                           2004    126 1.203 - 1.214       152       0.04        1.55 - 2.10         1.77 - 5.80
                                           2003     21 1.185 - 1.188        25         --        1.55 - 1.95         2.78 - 5.79

(1) The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Subaccount from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Subaccount is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Subaccount invests.

(3) These amounts represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

(a)  For the period January1, 2007 to April 27, 2007.

(b)  For the period April30, 2007 to December 31, 2007.

(c)  For the period January1, 2007 to November 9, 2007.

(d)  For the period November12, 2007 to December 31, 2007.

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           AIM V.I. MID CAP CORE EQUITY   AIM V.I. UTILITIES   AIM V.I. CAPITAL APPRECIATION
                                    SUBACCOUNT                SUBACCOUNT                SUBACCOUNT
                                   (SERIES II)                (SERIES I)                (SERIES II)
                           ----------------------------  --------------------  ----------------------------
                                2007          2006          2007      2006         2007 (a)       2006
                           -------------  -------------  ---------- ---------  --------------  ------------
Accumulation units
   beginning of year          1,823,430     1,719,897    1,341,715  1,222,977     4,167,301     3,727,550
Accumulation units issued
   and transferred from
   other funding options        329,756       451,093      276,827    381,339       197,560       953,140
Accumulation units
   redeemed and
   transferred to
   other funding options       (389,422)     (347,560)    (348,519)  (262,601)   (4,364,861)     (513,389)
                              ---------     ---------    ---------  ---------    ----------     ---------
Accumulation units
   end of year                1,763,764     1,823,430    1,270,023  1,341,715            --     4,167,301
                              =========     =========    =========  =========    ==========     =========

                           AMERICAN FUNDS GROWTH    CREDIT SUISSE TRUST   CREDIT SUISSE TRUST
                                SUBACCOUNT           EMERGING MARKETS       GLOBAL SMALL CAP
                                 (CLASS 2)              SUBACCOUNT             SUBACCOUNT
                           ----------------------  ---------------------  -------------------
                              2007        2006      2007 (a)     2006        2007     2006
                           ----------  ----------  ----------  ---------  ---------  --------
Accumulation units
   beginning of year       33,890,233  32,711,932   2,016,848  1,918,047    504,122  447,132
Accumulation units issued
   and transferred from
   other funding options    1,867,433   4,297,613      85,397    410,923     81,688  128,585
Accumulation units
   redeemed and
   transferred to
   other funding options   (4,630,599) (3,119,312) (2,102,245)  (312,122)  (163,194) (71,595)
                           ----------  ----------  ----------  ---------   --------  -------
Accumulation units
   end of year             31,127,067  33,890,233          --  2,016,848    422,616  504,122
                           ==========  ==========  ==========  =========   ========  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                              ALGER AMERICAN          AMERICAN FUNDS          AMERICAN FUNDS
                             LEVERAGED ALLCAP          GLOBAL GROWTH          GROWTH-INCOME
                                SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                 (CLASS S)               (CLASS 2)              (CLASS 2)
                           ---------------------  ----------------------  ----------------------
                              2007       2006        2007        2006        2007        2006
                           ---------   ---------  ----------  ----------  ----------  ----------
Accumulation units
   beginning of year       1,428,189     967,064  11,327,782   9,664,246  31,309,671  29,867,942
Accumulation units issued
   and transferred from
   other funding options     911,453   1,547,142   2,140,353   2,798,905   1,321,568   3,822,444
Accumulation units
   redeemed and
   transferred to
   other funding options    (322,625) (1,086,017) (1,693,285) (1,135,369) (3,720,330) (2,380,715)
                           ---------   ---------  ----------  ----------  ----------  ----------
Accumulation units
   end of year             2,017,017   1,428,189  11,774,850  11,327,782  28,910,909  31,309,671
                           =========   =========  ==========  ==========  ==========  ==========

                                                  DREYFUS SOCIALLY
                           DREYFUS MIDCAP STOCK  RESPONSIBLE GROWTH  DREYFUS VIF APPRECIATION
                                SUBACCOUNT           SUBACCOUNT             SUBACCOUNT
                             (SERVICE SHARES)     (SERVICE SHARES)       (INITIAL SHARES)
                           --------------------  ------------------  ------------------------
                              2007       2006      2007      2006        2007         2006
                           ---------  ---------  --------  --------  -----------   ----------
Accumulation units
   beginning of year       3,562,336  3,581,835   239,136  243,937     1,849,997   1,820,257
Accumulation units issued
   and transferred from
   other funding options     235,752    473,462    15,376   17,946        56,196     202,190
Accumulation units
   redeemed and
   transferred to
   other funding options    (718,512)  (492,961)  (41,363) (22,747)     (222,942)   (172,450)
                           ---------  ---------   -------  -------     ---------   ---------
Accumulation units
   end of year             3,079,576  3,562,336   213,149  239,136     1,683,251   1,849,997
                           =========  =========   =======  =======     =========   =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                               DREYFUS VIF             DWS VIT              DWS VIT RREEF
                            DEVELOPING LEADERS     EQUITY 500 INDEX    REAL ESTATE SECURITIES
                                SUBACCOUNT            SUBACCOUNT              SUBACCOUNT
                             (INITIAL SHARES)          (CLASS 2)              (CLASS B)
                           --------------------  --------------------  ----------------------
                              2007       2006       2007       2006        2007      2006
                           ---------  ---------  ---------  ---------   ---------  ---------
Accumulation units
   beginning of year       6,138,061  5,910,602  4,482,020  4,581,625   2,993,707  3,081,435
Accumulation units issued
   and transferred from
   other funding options     457,307    856,650  1,007,274    130,897     483,792    327,513
Accumulation units
   redeemed and
   transferred to
   other funding options    (643,095)  (629,191)  (775,159)  (230,502)   (596,051)  (415,241)
                           ---------  ---------  ---------  ---------   ---------  ---------
Accumulation units
   end of year             5,952,273  6,138,061  4,714,135  4,482,020   2,881,448  2,993,707
                           =========  =========  =========  =========   =========  =========

                             DWSI CAPITAL GROWTH   DWSI GROWTH & INCOME    DWSI HEALTH CARE
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                  (CLASS B)             (CLASS B)              (CLASS B)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   beginning of year        6,117,071   3,508,968  5,105,253  3,621,286  2,070,255  2,153,075
Accumulation units issued
   and transferred from
   other funding options      711,649   3,653,924    174,110  2,302,701    232,949    211,313
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,321,570) (1,045,821)  (732,048)  (818,734)  (268,203)  (294,133)
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   end of year              5,507,150   6,117,071  4,547,315  5,105,253  2,035,001  2,070,255
                           ==========  ==========  =========  =========  =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.


                           DWSI GLOBAL OPPORTUNITIES     DWSII BALANCED        DWSI BOND
                                  SUBACCOUNT               SUBACCOUNT          SUBACCOUNT
                                  (CLASS B)                (CLASS B)           (CLASS B)
                           -------------------------  --------------------  ----------------
                                 2007      2006          2007      2006       2007     2006
                              ---------  ---------    ---------  ---------  -------  -------
Accumulation units
   beginning of year          1,695,520  1,725,554    3,358,797  3,988,934  164,445   51,780
Accumulation units issued
   and transferred from
   other funding options        320,112    245,891       70,012    275,420  813,413  122,831
Accumulation units
   redeemed and
   transferred to
   other funding options       (235,379)  (275,925)    (431,750)  (905,557)(469,823) (10,166)
                              ---------  ---------    ---------  --------- --------  -------
Accumulation units
   end of year                1,780,253  1,695,520    2,997,059  3,358,797  508,035  164,445
                              =========  =========    =========  ========= ========  =======

                            DWSII INTERNATIONAL  DWSII STRATEGIC INCOME     DWSII BLUE CHIP
                                SUBACCOUNT             SUBACCOUNT              SUBACCOUNT
                                (CLASS B)              (CLASS B)               (CLASS B)
                           --------------------  ----------------------  ----------------------
                             2007        2006       2007        2006        2007        2006
                           ---------  ---------  ----------  ----------  ----------  ----------
Accumulation units
   beginning of year       2,931,211  1,832,877   4,484,148   4,406,818   3,736,156   3,864,532
Accumulation units issued
   and transferred from
   other funding options     284,221  1,625,828     853,117   1,091,893   1,405,123   1,606,502
Accumulation units
   redeemed and
   transferred to
   other funding options    (389,782)  (527,494) (1,231,652) (1,014,563) (1,412,470) (1,734,878)
                           ---------  ---------  ----------  ----------  ----------  ----------
Accumulation units
   end of year             2,825,650  2,931,211   4,105,613   4,484,148   3,728,809   3,736,156
                           =========  =========  ==========  ==========  ==========  ==========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                    DWSII                   DWSII                  DWSII
                           CONSERVATIVE ALLOCATION    CORE FIXED INCOME     DAVIS VENTURE VALUE
                                 SUBACCOUNT               SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)                (CLASS B)             (CLASS B)
                           -----------------------  ---------------------  --------------------
                               2007       2006         2007       2006        2007       2006
                            ---------  ---------    ---------  ----------  ---------  ---------
Accumulation units
   beginning of year        9,736,937  6,415,915    6,082,456   6,450,173  6,525,305  6,218,858
Accumulation units issued
   and transferred from
   other funding options      567,570  4,304,151      775,746     640,305    924,969  1,197,184
Accumulation units
   redeemed and
   transferred to
   other funding options     (996,457)  (983,129)    (425,863) (1,008,022)  (740,426)  (890,737)
                            ---------  ---------    ---------  ----------  ---------  ---------
Accumulation units
   end of year              9,308,050  9,736,937    6,432,339   6,082,456  6,709,848  6,525,305
                            =========  =========    =========  ==========  =========  =========

                                    DWSII
                            GOVERNMENT & AGENCY
                                 SECURITIES       DWSII GROWTH ALLOCATION    DWSII HIGH INCOME
                                 SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                 (CLASS B)                (CLASS B)              (CLASS B)
                           ---------------------  -----------------------  ---------------------
                              2007        2006       2007         2006        2007       2006
                           ----------  ---------  -----------  ----------  ----------  ---------
Accumulation units
   beginning of year        1,536,570  1,465,842  15,020,557   15,355,054   4,371,814  4,575,042
Accumulation units issued
   and transferred from
   other funding options    2,894,350    361,115     199,607    1,733,154     657,422    645,706
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,022,995)  (290,387) (1,475,840)  (2,067,651) (1,153,008)  (848,934)
                           ----------  ---------  ----------   ----------  ----------  ---------
Accumulation units
   end of year              1,407,925  1,536,570  13,744,324   15,020,557   3,876,228  4,371,814
                           ==========  =========  ==========   ==========  ==========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                DWSII DREMAN           DWSII DREMAN              DWSII
                             HIGH RETURN EQUITY     SMALL MID CAP VALUE     GLOBAL THEMATIC
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)               (CLASS B)             (CLASS B)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   beginning of year       12,289,457   8,634,012  4,782,849  4,743,295  2,262,472  1,911,607
Accumulation units issued
   and transferred from
   other funding options      940,231   4,577,342    346,432    709,429    551,390    668,695
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,517,394)   (921,897)  (927,452)  (669,875)  (384,106)  (317,830)
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   end of year             11,712,294  12,289,457  4,201,829  4,782,849  2,429,756  2,262,472
                           ==========  ==========  =========  =========  =========  =========

                            DWSII INTERNATIONAL          DWSII                 DWSII
                               SELECT EQUITY     JANUS GROWTH & INCOME    LARGE CAP VALUE
                                 SUBACCOUNT            SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)              (CLASS B)            (CLASS B)
                           --------------------  ---------------------  -------------------
                              2007       2006       2007      2006         2007     2006
                           ---------  ---------  ---------  ---------   --------  ---------
Accumulation units
   beginning of year       2,720,551  2,731,496  1,761,679  1,755,072   2,093,220 2,178,193
Accumulation units issued
   and transferred from
   other funding options     813,826    441,196    105,964    323,340     286,392    98,580
Accumulation units
   redeemed and
   transferred to
   other funding options    (539,971)  (452,141)  (324,216)  (316,733)   (286,739) (183,553)
                           ---------  ---------  ---------  ---------   --------- ---------
Accumulation units
   end of year             2,994,406  2,720,551  1,543,427  1,761,679   2,092,873 2,093,220
                           =========  =========  =========  =========   ========= =========

6. SCHEDULES OF ACCUMULATION UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           DWSII MID CAP GROWTH  DWSII MODERATE ALLOCATION    DWSII MONEY MARKET
                                SUBACCOUNT               SUBACCOUNT               SUBACCOUNT
                                (CLASS B)                (CLASS B)                 (CLASS B)
                           --------------------  -------------------------  ----------------------
                              2007       2006         2007        2006         2007        2006
                           --------   --------     ----------  ----------   ----------  ----------
Accumulation units
   beginning of year        619,590    535,680     14,480,930  14,105,725    4,881,772   3,008,146
Accumulation units issued
   and transferred from
   other funding options    218,719    190,825        684,692   1,990,699    9,539,157   7,382,314
Accumulation units
   redeemed and
   transferred to
   other funding options   (203,132)  (106,915)    (1,272,031) (1,615,494)  (9,810,312) (5,508,688)
                           --------   --------     ----------  ----------   ----------  ----------
Accumulation units
   end of year              635,177    619,590     13,893,591  14,480,930    4,610,617   4,881,772
                           ========   ========     ==========  ==========   ==========  ==========

                                FIDELITY VIP       FIDELITY VIP DYNAMIC       FIDELITY VIP
                                 CONTRAFUND        CAPITAL APPRECIATION         MID CAP
                                 SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                              (SERVICE CLASS 2)     (SERVICE CLASS 2)      (SERVICE CLASS 2)
                           ----------------------  --------------------  ----------------------
                              2007        2006        2007      2006        2007        2006
                           ----------  ----------  --------  ---------   ----------  ----------
Accumulation units
   beginning of year       13,276,383  11,558,934   987,639  1,019,630   13,668,604  12,661,865
Accumulation units issued
   and transferred from
   other funding options    1,624,741   2,663,803   144,271    183,819    1,197,289   2,294,370
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,419,773)   (946,354) (218,941)  (215,810)  (1,677,846) (1,287,631)
                           ----------  ----------  --------   --------   ----------  ----------
Accumulation units
   end of year             13,481,351  13,276,383   912,969    987,639   13,188,047  13,668,604
                           ==========  ==========  ========   ========   ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                                                             DWSII TURNER
                           DWSII SMALL CAP GROWTH    DWSII TECHNOLOGY       MID CAP GROWTH
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)              (CLASS B)             (CLASS B)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ---------   ---------   ---------  ---------  ---------  ---------
Accumulation units
   beginning of year       2,351,746   2,131,360   1,004,327  1,127,295  1,459,226  1,467,222
Accumulation units issued
   and transferred from
   other funding options     423,475     443,283     447,411    138,566    233,208    163,309
Accumulation units
   redeemed and
   transferred to
   other funding options    (430,265)   (222,897)   (292,449)  (261,534)  (236,341)  (171,305)
                           ---------   ---------   ---------  ---------  ---------  ---------
Accumulation units
   end of year             2,344,956   2,351,746   1,159,289  1,004,327  1,456,093  1,459,226
                           =========   =========   =========  =========  =========  =========

                                                           FTVIPT FRANKLIN
                                 FTVIPT FRANKLIN            SMALL MID-CAP            FTVIPT TEMPLETON
                           RISING DIVIDENDS SECURITIES    GROWTH SECURITIES   DEVELOPING MARKETS SECURITIES
                                    SUBACCOUNT               SUBACCOUNT                SUBACCOUNT
                                    (CLASS 2)                 (CLASS 2)                  (CLASS 2)
                           ---------------------------  --------------------  -----------------------------
                               2007           2006         2007      2006           2007          2006
                             ---------     ---------    ---------  ---------    -----------   -----------
Accumulation units
   beginning of year         9,631,983     8,404,286    3,318,352  2,841,043      5,399,345    4,916,065
Accumulation units issued
   and transferred from
   other funding options     1,815,168     2,400,678    1,606,442  1,028,179      1,157,528    1,529,889
Accumulation units
   redeemed and
   transferred to
   other funding options    (2,007,015)   (1,172,981)    (602,041)  (550,870)    (1,300,557)  (1,046,609)
                            ----------    ----------    ---------  ---------     ----------   ----------
Accumulation units
   end of year               9,440,136     9,631,983    4,322,753  3,318,352      5,256,316    5,399,345
                            ==========    ==========    =========  =========     ==========   ==========

6. SCHEDULES OF ACCUMULATION UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                      FTVIPT                   JANUS ASPEN         JANUS ASPEN
                           TEMPLETON FOREIGN SECURITIES  GLOBAL LIFE SCIENCES   GLOBAL TECHNOLOGY
                                    SUBACCOUNT                SUBACCOUNT           SUBACCOUNT
                                     (CLASS 2)              (SERVICE SHARES)     (SERVICE SHARES)
                           ----------------------------  --------------------  ------------------
                                2007           2006         2007      2006        2007     2006
                           -------------  -------------  ---------  ---------  ---------  -------
Accumulation units
   beginning of year         10,416,476      9,400,022    155,572    157,194     659,196  535,707
Accumulation units issued
   and transferred from
   other funding options      1,966,388      2,442,002     40,398      1,816     956,872  199,091
Accumulation units
   redeemed and
   transferred to
   other funding options     (2,201,869)    (1,425,548)   (29,110)    (3,438)    (57,413) (75,602)
                             ----------     ----------    -------    -------   ---------  -------
Accumulation units
   end of year               10,180,995     10,416,476    166,860    155,572   1,558,655  659,196
                             ==========     ==========    =======    =======   =========  =======

                           LMPVET APPRECIATION    LMPVET EQUITY INDEX  LMPVET FUNDAMENTAL VALUE
                                SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                                (CLASS I)              (CLASS II)              (CLASS I)
                           -------------------  ---------------------  ------------------------
                             2007 (b)    2006      2007       2006        2007 (b)       2006
                           ----------    ----   ---------  ----------  ------------    -------
Accumulation units
   beginning of year               --     --    9,129,895   9,143,966            --       --
Accumulation units issued
   and transferred from
   other funding options    1,184,416     --      499,090   1,086,227     3,037,012       --
Accumulation units
   redeemed and
   transferred to
   other funding options     (112,861)    --     (970,744) (1,100,298)     (131,245)      --
                            ---------    ---    ---------   ---------     ---------      ---
Accumulation units
   end of year              1,071,555     --    8,658,241   9,129,895     2,905,767       --
                            =========    ===    =========   =========     =========      ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                             JANUS ASPEN           LMPVET             LMPVET
                           WORLDWIDE GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH
                              SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                           (SERVICE SHARES)      (CLASS I)          (CLASS II)
                           ----------------  -----------------  -----------------
                             2007     2006    2007 (b)  2006     2007 (b)  2006
                           -------  -------  ---------  ----    ---------  ----
Accumulation units
   beginning of year       163,227  164,893         --    --           --    --
Accumulation units issued
   and transferred from
   other funding options    37,029    3,522  5,720,120    --    5,163,546    --
Accumulation units
   redeemed and
   transferred to
   other funding options   (24,133)  (5,188)  (868,227)   --     (415,709)   --
                           -------  -------  ---------   ---    ---------   ---
Accumulation units
   end of year             176,123  163,227  4,851,893    --    4,747,837    --
                           =======  =======  =========   ===    =========   ===

                             LMPVET INVESTORS    LMPVET LARGE CAP GROWTH  LMPVET SMALL CAP GROWTH
                                SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                (CLASS I)              (CLASS I)                (CLASS I)
                           --------------------  -----------------------  -----------------------
                              2007       2006       2007 (b)    2006         2007         2006
                           ---------  ---------  ------------  ---------  -----------  ----------
Accumulation units
   beginning of year       1,947,674  1,832,284            --     --        2,869,723  2,879,621
Accumulation units issued
   and transferred from
   other funding options      54,645    292,625     1,985,499     --          118,818    471,394
Accumulation units
   redeemed and
   transferred to
   other funding options     (93,696)  (177,235)     (173,480)    --         (325,682)  (481,292)
                           ---------  ---------     ---------    ---        ---------  ---------
Accumulation units
   end of year             1,908,623  1,947,674     1,812,019     --        2,662,859  2,869,723
                           ---------  ---------     ---------    ---        ---------  ---------

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                LMPVET          LMPVPI ALL CAP       LMPVPI ALL CAP
                           SOCIAL AWARENESS       SUBACCOUNT           SUBACCOUNT
                              SUBACCOUNT          (CLASS I)            (CLASS II)
                           ----------------  ---------------------  -----------------
                             2007     2006    2007 (a)      2006    2007 (a)    2006
                           -------  -------  ----------  ---------  --------  -------
Accumulation units
   beginning of year       815,931  726,696   2,869,332  2,873,516   188,198   22,789
Accumulation units issued
   and transferred from
   other funding options    16,208  108,865      19,736    154,965    17,716  166,677
Accumulation units
   redeemed and
   transferred to
   other funding options    (9,359) (19,630) (2,889,068)  (159,149) (205,914)  (1,268)
                           -------  -------  ----------  ---------  --------  -------
Accumulation units
   end of year             822,780  815,931          --  2,869,332        --  188,198
                           =======  =======  ==========  =========  ========  =======

                                  LMPVPII               LMPVET
                             AGGRESSIVE GROWTH    CAPITAL AND INCOME         LMPVIT
                                SUBACCOUNT            SUBACCOUNT      ADJUSTABLE RATE INCOME
                                (CLASS II)            (CLASS II)            SUBACCOUNT
                           ---------------------  ------------------  ----------------------
                            2007 (a)     2006       2007 (b)   2006      2007       2006
                           ----------  ---------   ---------   ----   ---------  -----------
Accumulation units
   beginning of year        4,745,180  3,680,636          --     --   2,894,867   3,439,397
Accumulation units issued
   and transferred from
   other funding options      296,482  1,608,782   3,884,299     --     111,567     989,908
Accumulation units
   redeemed and
   transferred to
   other funding options   (5,041,662)  (544,238)   (263,670)    --    (605,303) (1,534,438)
                           ----------  ---------   ---------   ----   ---------  -----------
Accumulation units
   end of year                     --  4,745,180   3,620,629     --   2,401,131   2,894,867
                           ==========  =========   =========   ====   =========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                  LMPVPII                 LMPVPI                LMPVPII
                             GROWTH AND INCOME       LARGE CAP GROWTH      AGGRESSIVE GROWTH
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                 (CLASS I)              (CLASS I)              (CLASS I)
                           ---------------------  ---------------------  ---------------------
                            2007 (a)      2006     2007 (a)      2006     2007 (a)     2006
                           ----------  ---------  ----------  ---------  ----------  ---------
Accumulation units
   beginning of year        1,170,026  1,150,610   2,012,091  2,072,507   5,658,321  5,529,157
Accumulation units issued
   and transferred from
   other funding options       19,254     73,093      38,411    234,618     180,607    821,206
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,189,280)   (53,677) (2,050,502)  (295,034) (5,838,928)  (692,042)
                           ----------  ---------  ----------  ---------  ----------  ---------
Accumulation units
   end of year                     --  1,170,026          --  2,012,091          --  5,658,321
                           ==========  =========  ==========  =========  ==========  =========

                                                       LORD ABBETT             LORD ABBETT
                            LMPVPI TOTAL RETURN      GROWTH AND INCOME        MID-CAP VALUE
                                 SUBACCOUNT             SUBACCOUNT              SUBACCOUNT
                                 (CLASS II)             (CLASS VC)              (CLASS VC)
                           ---------------------  ----------------------  ----------------------
                            2007 (a)      2006      2007 (a)      2006     2007 (a)      2006
                           ----------  ---------  -----------  ---------  ----------  ----------
Accumulation units
   beginning of year        3,314,367  2,171,929    9,932,005  9,338,526   7,690,373   8,163,451
Accumulation units issued
   and transferred from
   other funding options      228,874  1,371,443      124,553  1,233,150     118,079     816,651
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,543,241)  (229,005) (10,056,558)  (639,671) (7,808,452) (1,289,729)
                           ----------  ---------  -----------  ---------  ----------  ----------
Accumulation units
   end of year                     --  3,314,367           --  9,932,005          --   7,690,373
                           ==========  =========  ===========  =========  ==========  ==========

6. SCHEDULES OF ACCUMULATION UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                   MIST
                               BATTERYMARCH          MIST BLACKROCK      MIST BLACKROCK
                               MID-CAP STOCK           HIGH YIELD        LARGE-CAP CORE
                                 SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                 (CLASS A)             (CLASS A)           (CLASS E)
                           --------------------  ---------------------  ---------------
                              2007       2006       2007        2006     2007 (b)  2006
                           ---------  ---------  ----------  ---------  ---------  ----
Accumulation units
   beginning of year       3,216,940         --   4,113,595         --         --    --
Accumulation units issued
   and transferred from
   other funding options     193,746  3,363,071   6,208,300  4,343,746  3,125,272    --
Accumulation units
   redeemed and
   transferred to
   other funding options    (298,598)  (146,131) (1,194,377)  (230,151)  (539,006)   --
                           ---------  ---------   ---------  ---------  ---------   ---
Accumulation units
   end of year             3,112,088  3,216,940   9,127,518  4,113,595  2,586,266    --
                           =========  =========   =========  =========  =========   ===

                                                                      MIST LEGG MASON PARTNERS
                             MIST JANUS FORTY    MIST LAZARD MID-CAP       MANAGED ASSETS
                                SUBACCOUNT            SUBACCOUNT             SUBACCOUNT
                                 (CLASS A)            (CLASS B)               (CLASS A)
                           --------------------  -------------------  ------------------------
                              2007       2006       2007 (b)  2006         2007       2006
                           ---------  ---------    ---------  ----      ---------  ---------
Accumulation units
   beginning of year       5,188,079         --          --     --      3,675,447         --
Accumulation units issued
   and transferred from
   other funding options     566,824  5,762,736     401,107     --        118,770  3,943,353
Accumulation units
   redeemed and
   transferred to
   other funding options    (594,085)  (574,657)    (16,058)    --       (211,594)  (267,906)
                           ---------  ---------     -------    ---      ---------  ---------
Accumulation units
   end of year             5,160,818  5,188,079     385,049     --      3,582,623  3,675,447
                           =========  =========     =======    ===      =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                               MIST BLACKROCK         MIST DREMAN     MIST HARRIS OAKMARK
                               LARGE-CAP CORE       SMALL-CAP VALUE      INTERNATIONAL
                                 SUBACCOUNT           SUBACCOUNT          SUBACCOUNT
                                  (CLASS A)            (CLASS A)           (CLASS A)
                           ---------------------  ------------------  --------------------
                            2007 (a)      2006      2007      2006       2007       2006
                           ----------  ---------  --------  --------  ---------  ---------
Accumulation units
   beginning of year        3,099,244         --   275,512        --  3,322,398         --
Accumulation units issued
   and transferred from
   other funding options       16,857  3,302,279   316,207   381,716  1,429,651  3,611,302
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,116,101)  (203,035) (211,038) (106,204)  (803,285)  (288,904)
                           ----------  ---------  --------  --------  ---------  ---------
Accumulation units
   end of year                     --  3,099,244   380,681   275,512  3,948,764  3,322,398
                           ==========  =========  ========  ========  =========  =========

                              MIST LORD ABBETT       MIST LORD ABBETT       MIST LORD ABBETT
                               BOND DEBENTURE        GROWTH AND INCOME       MID-CAP VALUE
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                  (CLASS A)              (CLASS B)             (CLASS B)
                           ---------------------  ----------------------  -------------------
                              2007        2006       2007        2006        2007       2006
                           ----------  ---------  ----------  ----------  ----------  -------
Accumulation units
   beginning of year       3,146,161          --  14,275,553          --      99,669       --
Accumulation units issued
   and transferred from
   other funding options     576,718   3,433,474  14,856,127  14,993,449  12,918,221  108,274
Accumulation units
   redeemed and
   transferred to
   other funding options    (756,597)   (287,313) (3,109,457)   (717,896) (1,378,605)  (8,605)
                           ---------   ---------  ----------  ----------  ----------   ------
Accumulation units
   end of year             2,966,282   3,146,161  26,022,223  14,275,553  11,639,285   99,669
                           =========   =========  ==========  ==========  ==========   ======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                               MIST MET/AIM          MIST MET/AIM         MIST MET/AIM
                           CAPITAL APPRECIATION  CAPITAL APPRECIATION   SMALL CAP GROWTH
                                SUBACCOUNT            SUBACCOUNT           SUBACCOUNT
                                 (CLASS A)             (CLASS E)           (CLASS A)
                           --------------------  --------------------  -----------------
                              2007       2006        2007 (b)  2006       2007     2006
                           ---------  ---------     ---------  ----    --------  -------
Accumulation units
   beginning of year       2,015,446         --            --    --     151,251       --
Accumulation units issued
   and transferred from
   other funding options      86,651  2,139,092     4,971,536    --     314,696  154,551
Accumulation units
   redeemed and
   transferred to
   other funding options    (167,318)  (123,646)     (512,247)   --    (146,233)  (3,300)
                           ---------  ---------     ---------   ---     -------  -------
Accumulation units
   end of year             1,934,779  2,015,446     4,459,289    --     319,714  151,251
                           =========  =========     =========   ===     =======  =======

                            MIST NEUBERGER BERMAN     MIST OPPENHEIMER           MIST PIMCO
                                 REAL ESTATE        CAPITAL APPRECIATION  INFLATION PROTECTED BOND
                                 SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                  (CLASS A)              (CLASS B)                (CLASS A)
                           ----------------------  ---------------------  ------------------------
                              2007        2006        2007       2006           2007 (b)   2006
                           ----------  ----------  ----------  ---------       ----------  ----
Accumulation units
   beginning of year       14,706,355          --   5,583,958         --               --    --
Accumulation units issued
   and transferred from
   other funding options    1,900,596  16,175,653   1,593,063  6,236,033       11,241,613    --
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,856,920) (1,469,298) (1,140,259)  (652,075)      (1,096,790)   --
                           ----------  ----------  ----------  ---------       ----------   ---
Accumulation units
   end of year             12,750,031  14,706,355   6,036,762  5,583,958       10,144,823    --
                           ==========  ==========  ==========  =========       ==========   ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                           MIST MFS EMERGING  MIST MFS RESEARCH
                             MARKETS EQUITY     INTERNATIONAL       MIST MFS VALUE
                               SUBACCOUNT         SUBACCOUNT          SUBACCOUNT
                               (CLASS A)          (CLASS B)           (CLASS A)
                           -----------------  -----------------  --------------------
                              2007 (b)  2006    2007 (b)  2006      2007       2006
                             ---------  ----    --------  ----   ---------  ---------
Accumulation units
   beginning of year                --   --          --    --    5,844,597         --
Accumulation units issued
   and transferred from
   other funding options     2,153,591   --     937,540    --    1,441,701  6,289,699
Accumulation units
   redeemed and
   transferred to
   other funding options      (322,705)  --     (39,259)   --     (974,994)  (445,102)
                             ---------  ---     -------   ---    ---------  ---------
Accumulation units
   end of year               1,830,886   --     898,281    --    6,311,304  5,844,597
                             =========  ===     =======   ===    =========  =========

                                                 MIST PIONEER       MIST PIONEER
                           MIST PIONEER FUND    MID-CAP VALUE     STRATEGIC INCOME
                               SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                               (CLASS A)          (CLASS A)           (CLASS A)
                           -----------------  ----------------  --------------------
                              2007    2006     2007 (a)   2006      2007        2006
                            -------  -------   --------  ------  ---------  ---------
Accumulation units
   beginning of year        915,160       --   403,004       --  7,966,865         --
Accumulation units issued
   and transferred from
   other funding options     67,103  936,567     7,134  444,589    939,399  8,557,312
Accumulation units
   redeemed and
   transferred to
   other funding options   (272,490) (21,407) (410,138) (41,585)  (952,979)  (590,447)
                           --------  -------  --------  -------  ---------  ---------
Accumulation units
   end of year              709,773  915,160        --  403,004  7,953,285  7,966,865
                           ========  =======  ========  =======  =========  =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                              MIST THIRD AVENUE        MSF BLACKROCK        MSF BLACKROCK
                               SMALL CAP VALUE       AGGRESSIVE GROWTH       BOND INCOME
                                 SUBACCOUNT             SUBACCOUNT           SUBACCOUNT
                                  (CLASS B)              (CLASS D)            (CLASS A)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   beginning of year       11,792,862          --  3,413,185         --  7,798,698         --
Accumulation units issued
   and transferred from
   other funding options   15,734,507  12,210,404    392,831  3,578,209    737,988  8,462,148
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,600,075)   (417,542)  (387,135)  (165,024)  (816,797)  (663,450)
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   end of year             23,927,294  11,792,862  3,418,881  3,413,185  7,719,889  7,798,698
                           ==========  ==========  =========  =========  =========  =========

                                                                               MSF METLIFE
                                MSF METLIFE             MSF METLIFE          CONSERVATIVE TO
                           AGGRESSIVE ALLOCATION  CONSERVATIVE ALLOCATION  MODERATE ALLOCATION
                                SUBACCOUNT               SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)               (CLASS B)              (CLASS B)
                           ---------------------  -----------------------  ---------------------
                              2007        2006       2007         2006       2007        2006
                           ----------  ---------  ----------  -----------  ---------  ----------
Accumulation units
   beginning of year       1,576,664          --   2,592,542         --    1,853,011          --
Accumulation units issued
   and transferred from
   other funding options     569,918   1,713,712     847,935  2,641,429    3,144,748   1,952,711
Accumulation units
   redeemed and
   transferred to
   other funding options    (219,409)   (137,048)   (834,669)   (48,887)  (1,336,214)    (99,700)
                           ---------   ---------   ---------  ---------   ----------   ---------
Accumulation units
   end of year             1,927,173   1,576,664   2,605,808  2,592,542    3,661,545   1,853,011
                           =========   =========   =========  =========   ==========   =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                           MSF BLACKROCK MONEY MARKET    MSF FI LARGE CAP    MSF FI VALUE LEADERS
                                   SUBACCOUNT               SUBACCOUNT            SUBACCOUNT
                                   (CLASS A)                (CLASS A)              (CLASS D)
                           --------------------------  --------------------  ---------------------
                                2007          2006        2007      2006        2007       2006
                            -----------   -----------  ---------  ---------  ---------  ----------
Accumulation units
   beginning of year         22,531,235            --  3,768,467         --  7,805,775          --
Accumulation units issued
   and transferred from
   other funding options     34,307,877    34,590,620    113,449  3,952,303    470,362   8,124,164
Accumulation units
   redeemed and
   transferred to
   other funding options    (24,040,617)  (12,059,385)  (405,727)  (183,836)  (624,559)   (318,389)
                            -----------   -----------  ---------  ---------  ---------   ---------
Accumulation units
   end of year               32,798,495    22,531,235  3,476,189  3,768,467  7,651,578   7,805,775
                            ===========   ===========  =========  =========  =========   =========

                                                        MSF METLIFE
                                 MSF METLIFE            MODERATE TO
                             MODERATE ALLOCATION   AGGRESSIVE ALLOCATION  MSF MFS TOTAL RETURN
                                  SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                  (CLASS B)              (CLASS B)              (CLASS B)
                           ----------------------  ---------------------  ---------------------
                              2007        2006        2007       2006        2007        2006
                           ----------  ----------  ----------  ---------  ----------  ---------
Accumulation units
   beginning of year       10,582,466          --   6,708,557         --  3,929,278          --
Accumulation units issued
   and transferred from
   other funding options    2,471,387  11,263,109   1,679,272  7,282,341  1,590,076   4,242,002
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,293,116)   (680,643) (2,184,319)  (573,784)  (486,637)   (312,724)
                           ----------  ----------  ----------  ---------  ---------   ---------
Accumulation units
   end of year             11,760,737  10,582,466   6,203,510  6,708,557  5,032,717   3,929,278
                           ==========  ==========  ==========  =========  =========   =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                       MSF OPPENHEIMER      MSF T. ROWE PRICE
                            MSF MFS TOTAL RETURN        GLOBAL EQUITY        LARGE CAP GROWTH
                                 SUBACCOUNT              SUBACCOUNT             SUBACCOUNT
                                 (CLASS F)                (CLASS B)             (CLASS B)
                           ----------------------  ----------------------  -------------------
                              2007        2006        2007        2006       2007       2006
                           ----------  ----------  ----------  ----------  --------  ---------
Accumulation units
   beginning of year       25,722,813          --  33,479,697          -- 2,365,014         --
Accumulation units issued
   and transferred from
   other funding options    1,167,773  27,356,393   2,303,702  36,311,128   224,399  2,635,279
Accumulation units
   redeemed and
   transferred to
   other funding options   (2,469,417) (1,633,580) (5,356,933) (2,831,431) (199,525)  (270,265)
                           ----------  ----------  ----------  ---------- ---------  ---------
Accumulation units
   end of year             24,421,169  25,722,813  30,426,466  33,479,697 2,389,888  2,365,014
                           ==========  ==========  ==========  ========== =========  =========

                           PIMCO VIT TOTAL RETURN  PIONEER AMERICA INCOME VCT  PIONEER BOND VCT
                                 SUBACCOUNT                SUBACCOUNT             SUBACCOUNT
                           (ADMINISTRATIVE CLASS)          (CLASS II)             (CLASS II)
                           ----------------------  --------------------------  ----------------
                              2007        2006       2007 (c)       2006        2007 (d)  2006
                           ----------  ----------   -----------  ----------    ---------  ----
Accumulation units
   beginning of year       24,626,133  22,715,127     8,438,521   7,378,651           --    --
Accumulation units issued
   and transferred from
   other funding options    2,349,273   3,933,547     3,663,714   3,095,937    9,125,288    --
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,140,604) (2,022,541)  (12,102,235) (2,036,067)    (227,940)   --
                           ----------  ----------   -----------  ----------    ---------   ---
Accumulation units
   end of year             23,834,802  24,626,133            --   8,438,521    8,897,348    --
                           ==========  ==========   ===========  ==========    =========   ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                             MSF WESTERN ASSET      MSF WESTERN ASSET
                                MANAGEMENT             MANAGEMENT               PIMCO VIT
                              HIGH YIELD BOND        U.S. GOVERNMENT           REAL RETURN
                                SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                 (CLASS A)              (CLASS A)         (ADMINISTRATIVE CLASS)
                           ---------------------  ---------------------  ------------------------
                            2007 (a)      2006       2007        2006      2007 (a)       2006
                           ----------  ---------  ----------  ---------  -----------  -----------
Accumulation units
   beginning of year        6,376,927         --   5,917,674         --   10,339,811   9,966,865
Accumulation units issued
   and transferred from
   other funding options      376,308  6,932,418     635,895  6,558,211      477,387   1,820,158
Accumulation units
   redeemed and
   transferred to
   other funding options   (6,753,235)  (555,491) (1,162,059)  (640,537) (10,817,198) (1,447,212)
                           ----------   --------  ----------  ---------  -----------  ----------
Accumulation units
   end of year                     --  6,376,927   5,391,510  5,917,674           --  10,339,811
                           ==========   ========  ==========  =========  ===========  ==========

                                                       PIONEER EMERGING
                           PIONEER CULLEN VALUE VCT       MARKETS VCT      PIONEER EQUITY INCOME VCT
                                  SUBACCOUNT              SUBACCOUNT               SUBACCOUNT
                                  (CLASS II)              (CLASS II)               (CLASS II)
                           ------------------------  --------------------  -------------------------
                                2007       2006         2007       2006        2007        2006
                             ---------  ---------    ---------  ---------   ----------  -----------
Accumulation units
   beginning of year         4,297,206  1,317,687    3,672,536  2,673,916    7,097,228   5,593,506
Accumulation units issued
   and transferred from
   other funding options     2,431,693  3,347,734    1,120,206  1,638,593    1,882,074   2,656,143
Accumulation units
   redeemed and
   transferred to
   other funding options      (380,226)  (368,215)    (758,750)  (639,973)  (1,384,548) (1,152,421)
                             ---------  ---------    ---------  ---------   ----------  ----------
Accumulation units
   end of year               6,348,673  4,297,206    4,033,992  3,672,536    7,594,754   7,097,228
                             =========  =========    =========  =========   ==========  ==========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                             PIONEER EQUITY
                             OPPORTUNITY VCT     PIONEER FUND VCT     PIONEER GLOBAL HIGH YIELD VCT
                               SUBACCOUNT           SUBACCOUNT                 SUBACCOUNT
                               (CLASS II)           (CLASS II)                 (CLASS II)
                           ------------------  ---------------------  -----------------------------
                           2007 (c)    2006       2007       2006          2007            2006
                           --------  --------  ----------  ---------    ----------      ---------
Accumulation units
   beginning of year        157,920    29,930   6,574,991  5,875,325     3,094,636        670,475
Accumulation units issued
   and transferred from
   other funding options    643,206   145,078   4,960,574  1,441,436     2,052,285      2,877,657
Accumulation units
   redeemed and
   transferred to
   other funding options   (801,126)  (17,088)   (915,105)  (741,770)     (616,505)      (453,496)
                           --------   -------  ----------  ---------     ---------      ---------
Accumulation units
   end of year                   --   157,920  10,620,460  6,574,991     4,530,416      3,094,636
                           ========   =======  ==========  =========     =========      =========

                                PIONEER IBBOTSON                                PIONEER INTERNATIONAL
                             MODERATE ALLOCATION VCT  PIONEER INDEPENDENCE VCT        VALUE VCT
                                   SUBACCOUNT                SUBACCOUNT              SUBACCOUNT
                                   (CLASS II)                (CLASS II)              (CLASS II)
                           -------------------------  ------------------------  ---------------------
                                2007          2006       2007         2006         2007        2006
                             ----------   ----------   ----------   ---------   ---------   ---------
Accumulation units
   beginning of year         33,497,696    4,662,565   1,389,954    1,184,218   2,234,002     873,269
Accumulation units issued
   and transferred from
   other funding options     19,312,093   29,480,619     497,153      343,955   1,190,952   1,498,574
Accumulation units
   redeemed and
   transferred to
   other funding options     (4,477,681)    (645,488)   (183,413)    (138,219)   (729,634)   (137,841)
                             ----------   ----------   ---------    ---------   ---------   ---------
Accumulation units
   end of year               48,332,108   33,497,696   1,703,694    1,389,954   2,695,320   2,234,002
                             ==========   ==========   =========    =========   =========   =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                                       PIONEER IBBOTSON          PIONEER IBBOTSON
                           PIONEER HIGH YIELD VCT  AGGRESSIVE ALLOCATION VCT   GROWTH ALLOCATION VCT
                                 SUBACCOUNT               SUBACCOUNT                SUBACCOUNT
                                 (CLASS II)               (CLASS II)                (CLASS II)
                           ----------------------  -------------------------  ----------------------
                              2007         2006         2007        2006         2007         2006
                           ----------  ----------  ------------  -----------  ----------  ----------
Accumulation units
   beginning of year       11,739,167   8,125,948    3,636,672    1,079,371   55,528,247   4,438,944
Accumulation units issued
   and transferred from
   other funding options    5,048,767   6,964,538      912,353    2,604,253   41,954,885  52,273,408
Accumulation units
   redeemed and
   transferred to
   other funding options   (6,430,691) (3,351,319)    (145,293)     (46,952)  (5,796,944) (1,184,105)
                           ----------  ----------    ---------    ---------   ----------  ----------
Accumulation units
   end of year             10,357,243  11,739,167    4,403,732    3,636,672   91,686,188  55,528,247
                           ==========  ==========    =========    =========   ==========  ==========

                                                         PIONEER OAK RIDGE     PIONEER REAL ESTATE
                           PIONEER MID CAP VALUE VCT   LARGE CAP GROWTH VCT         SHARES VCT
                                  SUBACCOUNT                SUBACCOUNT              SUBACCOUNT
                                  (CLASS II)                (CLASS II)              (CLASS II)
                           -------------------------  ----------------------  ----------------------
                               2007          2006         2007       2006        2007        2006
                            -----------  -----------  ----------  ----------  ----------  ----------
Accumulation units
   beginning of year         5,977,757    5,101,198    4,895,868   3,981,959   4,536,822   3,539,719
Accumulation units issued
   and transferred from
   other funding options     1,577,586    1,997,504    1,142,360   1,981,145   1,111,440   1,711,288
Accumulation units
   redeemed and
   transferred to
   other funding options    (1,192,980)  (1,120,945)  (1,154,178) (1,067,236) (1,600,366)   (714,185)
                            ----------   ----------   ----------  ----------  ----------   ---------
Accumulation units
   end of year               6,362,363    5,977,757    4,884,050   4,895,868   4,047,896   4,536,822
                            ==========   ==========   ==========  ==========  ==========   =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           PIONEER SMALL AND MID CAP
                                   GROWTH VCT         PIONEER SMALL CAP VALUE VCT  PIONEER STRATEGIC INCOME VCT
                                   SUBACCOUNT                  SUBACCOUNT                   SUBACCOUNT
                                   (CLASS II)                  (CLASS II)                   (CLASS II)
                           -------------------------  ---------------------------  ----------------------------
                              2007 (c)      2006            2007       2006              2007       2006
                             ----------  ---------       ---------  ---------         ----------  ----------
Accumulation units
   beginning of year          1,958,429  1,574,787       4,227,642  2,736,236         15,976,603  13,239,389
Accumulation units issued
   and transferred from
   other funding options        575,778    467,306         708,121  2,141,083          4,568,930   4,938,561
Accumulation units
   redeemed and
   transferred to
   other funding options     (2,534,207)   (83,664)       (769,442)  (649,677)        (2,745,238) (2,201,347)
                             ----------  ---------       ---------  ---------         ----------  ----------
Accumulation units
   end of year                       --  1,958,429       4,166,321  4,227,642         17,800,295  15,976,603
                             ==========  =========       =========  =========         ==========  ==========

                           VAN KAMPEN LIT COMSTOCK  VAN KAMPEN LIT ENTERPRISE
                                 SUBACCOUNT                 SUBACCOUNT
                                 (CLASS II)                 (CLASS II)
                           -----------------------  -------------------------
                              2007        2006             2007     2006
                           ----------  ----------        -------  -------
Accumulation units
   beginning of year        9,180,155   9,419,284        130,233  128,454
Accumulation units issued
   and transferred from
   other funding options      711,896     829,323          3,027    4,219
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,518,296) (1,068,452)        (5,098)  (2,440)
                           ----------  ----------        -------  -------
Accumulation units
   end of year              8,373,755   9,180,155        128,162  130,233
                           ==========  ==========        =======  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                             PIONEER VALUE VCT    PUTNAM VT INTERNATIONAL EQUITY  PUTNAM VT SMALL CAP VALUE
                                 SUBACCOUNT                 SUBACCOUNT                    SUBACCOUNT
                                 (CLASS II)                 (CLASS IB)                    (CLASS IB)
                           ---------------------  ------------------------------  -------------------------
                            2007 (c)      2006          2007 (a)    2006             2007 (a)     2006
                           ----------  ---------        --------  -------           ----------  ---------
Accumulation units
   beginning of year        4,145,657  3,810,379         355,928  377,849            7,588,935  7,438,554
Accumulation units issued
   and transferred from
   other funding options      427,838    790,341             936   26,406               75,921    968,543
Accumulation units
   redeemed and
   transferred to
   other funding options   (4,573,495)  (455,063)       (356,864) (48,327)          (7,664,856)  (818,162)
                           ----------  ---------        --------  -------           ----------  ---------
Accumulation units
   end of year                     --  4,145,657              --  355,928                   --  7,588,935
                           ==========  =========        ========  =======           ==========  =========

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
MetLife of CT Fund BD III for Variable Annuities and the Board of Directors of MetLife Insurance Company of Connecticut:

We have audited the accompanying statements of assets and liabilities of MetLife of CT Fund BD III for Variable Annuities (the "Separate Account") of MetLife Insurance Company of Connecticut (the "Company") comprising each of the individual Subaccounts listed in Appendix A as of December 31, 2007, and the related statements of operations for the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. We have also audited the statements of operations for the periods presented in the year ended December 31, 2007, and the statements of changes in net assets for each of the periods presented in the two years then ended for each of the individual Subaccounts listed in Appendix
B. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in Note 5 for the periods in the two years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Subaccounts constituting the Separate Account of the Company as of December 31, 2007, the results of their operations for the periods presented in the year then ended, and the changes in their net assets for the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 24, 2008

                                   APPENDIX A

American Funds Global Growth Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Contrafund Subaccount (Service Class)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Income Securities Subaccount (Class 2)
FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Mid Cap Growth Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Appreciation Subaccount (Class I)
LMPVET Appreciation Subaccount (Class II)
LMPVET Capital Subaccount
LMPVET Dividend Strategy Subaccount
LMPVET Equity Index Subaccount (Class I)
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Global Equity Subaccount
LMPVET International All Cap Opportunity Subaccount
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Mid Cap Core Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Social Awareness Subaccount
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
LMPVIT Diversified Srategic Income Subaccount
LMPVIT High Income Subaccount
LMPVIT Money Market Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)
MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Bond Income Subaccount (Class E)
MSF BlackRock Money Market Subaccount (Class A)
MSF Capital Guardian U.S. Equity Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Morgan Stanley EAFE Index Subaccount (Class A)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF Russell 2000 Index Subaccount (Class A)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Total Return Subaccount (Administrative Class)
Putnam VT Discovery Growth Subaccount (Class IB)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)
Van Kampen LIT Strategic Growth Subaccount (Class I)

                                   APPENDIX B

AIM V.I. Core Equity Subaccount (Series I)
Credit Suisse Trust Emerging Markets Subaccount
DWS VIT Small Cap Index Subaccount (Class A)
LMPIS Premier Selections All Cap Growth Subaccount
LMPVET Multiple Discipline Large Cap Growth and Value Subaccount
LMPVPI All Cap Subaccount (Class I)
LMPVPII Growth and Income Subaccount (Class I)
LMPVPV Small Cap Growth Opportunties Subaccount
LMPVPI Large Cap Growth Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class I)
LMPVPIII Large Cap Value Subaccount
Lord Abbett Growth and Income Subaccount (Class VC)
Lord Abbett Mid-Cap Value Subaccount (Class VC)
MIST BlackRock Large-Cap Core Subaccount (Class A)
MIST Pioneer Mid-Cap Value Subaccount (Class A)
MSF Western Asset Management High Yield Bond Subaccount (Class A)
PIMCO Real Return Subaccount (Administrative Class)
Putnam VT International Equity Subaccount (Class IB)
Putnam VT Small Cap Value Subaccount (Class IB)

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

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

                METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2007

                                      AMERICAN FUNDS   AMERICAN FUNDS   AMERICAN FUNDS      DREYFUS VIF
                                       GLOBAL GROWTH       GROWTH        GROWTH-INCOME     APPRECIATION
                                        SUBACCOUNT       SUBACCOUNT       SUBACCOUNT        SUBACCOUNT
                                         (CLASS 2)        (CLASS 2)       (CLASS 2)      (INITIAL SHARES)
                                      --------------   --------------   --------------   ----------------
ASSETS:
   Investments at fair value            $19,893,971      $41,663,872      $41,935,054        $626,340
                                        -----------      -----------      -----------        --------
         Total Assets                    19,893,971       41,663,872       41,935,054         626,340
                                        -----------      -----------      -----------        --------
LIABILITIES:
   Other payables
      Insurance charges                       2,814            5,907            5,859              69
      Administrative fees                       247              517              520               8
      Equity protection fees                     --               --               --              --
   Due to MetLife Insurance Company
      of Connecticut                             --               --               --              --
                                        -----------      -----------      -----------        --------
         Total Liabilities                    3,061            6,424            6,379              77
                                        -----------      -----------      -----------        --------
NET ASSETS                              $19,890,910      $41,657,448      $41,928,675        $626,263
                                        ===========      ===========      ===========        ========

   The accompanying notes are an integral part of these financial statements.

                                          DREYFUS VIF         FIDELITY VIP      FIDELITY VIP    FIDELITY VIP DYNAMIC
                                      DEVELOPING LEADERS       CONTRAFUND        CONTRAFUND     CAPITAL APPRECIATION
                                          SUBACCOUNT           SUBACCOUNT        SUBACCOUNT          SUBACCOUNT
                                       (INITIAL SHARES)    (SERVICE CLASS 2)   (SERVICE CLASS)    (SERVICE CLASS 2)
                                      ------------------   -----------------  ---------------   --------------------
ASSETS:
   Investments at fair value              $1,245,491           $3,590,040       $11,893,225           $260,814
                                          ----------           ----------       -----------           --------
         Total Assets                      1,245,491            3,590,040        11,893,225            260,814
                                          ----------           ----------       -----------           --------
LIABILITIES:
   Other payables
      Insurance charges                          136                  402             1,678                 30
      Administrative fees                         15                   45               148                  3
      Equity protection fees                      --                   --                --                 --
   Due to MetLife Insurance Company
      of Connecticut                              --                   --                --                 --
                                          ----------           ----------       -----------           --------
         Total Liabilities                       151                  447             1,826                 33
                                          ----------           ----------       -----------           --------
NET ASSETS                                $1,245,340           $3,589,593       $11,891,399           $260,781
                                          ==========           ==========       ===========           ========

   The accompanying notes are an integral part of these financial statements.

                                                                                       FTVIPT
                                                          FTVIPT    FTVIPT FRANKLIN  TEMPLETON
                                                         FRANKLIN    SMALL-MID CAP   DEVELOPING  FTVIPT TEMPLETON     JANUS ASPEN
                                       FIDELITY VIP       INCOME         GROWTH        MARKETS        FOREIGN           GLOBAL
                                          MID CAP       SECURITIES     SECURITIES    SECURITIES     SECURITIES       LIFE SCIENCES
                                        SUBACCOUNT      SUBACCOUNT     SUBACCOUNT    SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                     (SERVICE CLASS 2)   (CLASS 2)      (CLASS 2)     (CLASS 2)      (CLASS 2)     (SERVICE SHARES)
                                     -----------------  ----------  ---------------  ----------  ----------------  ----------------
ASSETS:
   Investments at fair value            $11,306,282     $5,079,224     $1,891,806    $7,674,885     $12,308,311        $736,229
                                        -----------     ----------     ----------    ----------     -----------        --------
         Total Assets                    11,306,282      5,079,224      1,891,806     7,674,885      12,308,311         736,229
                                        -----------     ----------     ----------    ----------     -----------        --------
LIABILITIES:
   Other payables
      Insurance charges                       1,514            705            266         1,074           1,751              82
      Administrative fees                       140             62             23            95             152               9
      Equity protection fees                     --             --             --            --              --              --
   Due to MetLife Insurance Company
      of Connecticut                             --             --          1,530            --              --              --
                                        -----------     ----------     ----------    ----------     -----------        --------
         Total Liabilities                    1,654            767          1,819         1,169           1,903              91
                                        -----------     ----------     ----------    ----------     -----------        --------
NET ASSETS                              $11,304,628     $5,078,457     $1,889,987    $7,673,716     $12,306,408        $736,138
                                        ===========     ==========     ==========    ==========     ===========        ========

   The accompanying notes are an integral part of these financial statements.

                                      JANUS ASPEN GLOBAL   JANUS ASPEN MID CAP     JANUS ASPEN            LMPVET
                                          TECHNOLOGY              GROWTH         WORLDWIDE GROWTH   AGGRESSIVE GROWTH
                                          SUBACCOUNT            SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                       (SERVICE SHARES)      (SERVICE SHARES)    (SERVICE SHARES)       (CLASS I)
                                      ------------------   -------------------   ----------------   -----------------
ASSETS:
   Investments at fair value               $494,970             $1,288,835           $831,983          $14,210,675
                                           --------             ----------           --------          -----------
         Total Assets                       494,970              1,288,835            831,983           14,210,675
                                           --------             ----------           --------          -----------
LIABILITIES:
   Other payables
      Insurance charges                          55                    179                 94                1,883
      Administrative fees                         6                     15                 10                  177
      Equity protection fees                     --                     --                 --                   --
   Due to MetLife Insurance Company
      of Connecticut                             --                     --                 --                   --
                                           --------             ----------           --------          -----------
         Total Liabilities                       61                    194                104                2,060
                                           --------             ----------           --------          -----------
NET ASSETS                                 $494,909             $1,288,641           $831,879          $14,208,615
                                           ========             ==========           ========          ===========

   The accompanying notes are an integral part of these financial statements.

                                         LMPVET         LMPVET                                           LMPVET         LMPVET
                                      APPRECIATION   APPRECIATION      LMPVET          LMPVET         EQUITY INDEX   EQUITY INDEX
                                       SUBACCOUNT     SUBACCOUNT      CAPITAL     DIVIDEND STRATEGY    SUBACCOUNT     SUBACCOUNT
                                       (CLASS I)      (CLASS II)     SUBACCOUNT       SUBACCOUNT       (CLASS I)      (CLASS II)
                                      ------------   ------------   -----------   -----------------   ------------   ------------
ASSETS:
   Investments at fair value           $6,907,242     $3,719,751    $18,564,848        $801,564       $360,689,110    $6,956,232
                                       ----------     ----------    -----------        --------       ------------    ----------
         Total Assets                   6,907,242      3,719,751     18,564,848         801,564        360,689,110     6,956,232
                                       ----------     ----------    -----------        --------       ------------    ----------
LIABILITIES:
   Other payables
      Insurance charges                       936            554          2,733             127             37,614           889
      Administrative fees                      86             46            230              10              4,494            86
      Equity protection fees                   --             --             --              --             47,409            --
   Due to MetLife Insurance Company
      of Connecticut                           --             --             --              --                 --            --
                                       ----------     ----------    -----------        --------       ------------    ----------
         Total Liabilities                  1,022            600          2,963             137             89,517           975
                                       ----------     ----------    -----------        --------       ------------    ----------
NET ASSETS                             $6,906,220     $3,719,151    $18,561,885        $801,427       $360,599,593    $6,955,257
                                       ==========     ==========    ===========        ========       ============    ==========

   The accompanying notes are an integral part of these financial statements.

                                            LMPVET                              LMPVET            LMPVET
                                      FUNDAMENTAL VALUE       LMPVET         INTERNATIONAL       INVESTORS
                                          SUBACCOUNT      GLOBAL EQUITY   ALL CAP OPPORTUNITY   SUBACCOUNT
                                          (CLASS I)         SUBACCOUNT         SUBACCOUNT        (CLASS I)
                                      -----------------   -------------   -------------------   ----------
ASSETS:
   Investments at fair value             $13,160,555       $10,678,256          $374,332        $4,961,656
                                         -----------       -----------          --------        ----------
         Total Assets                     13,160,555        10,678,256           374,332         4,961,656
                                         -----------       -----------          --------        ----------
LIABILITIES:
   Other payables
      Insurance charges                        1,677             1,605                41               576
      Administrative fees                        164               132                 5                61
      Equity protection fees                      --                --                --                --
   Due to MetLife Insurance Company
      of Connecticut                              --                --                --                --
                                         -----------       -----------          --------        ----------
         Total Liabilities                     1,841             1,737                46               637
                                         -----------       -----------          --------        ----------
NET ASSETS                               $13,158,714       $10,676,519          $374,286        $4,961,019
                                         ===========       ===========          ========        ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                                           LMPVET
                                          LMPVET          LMPVET          LMPVET                           CAPITAL      LMPVIT
                                     LARGE CAP GROWTH  MID CAP CORE  SMALL CAP GROWTH       LMPVET        AND INCOME  ADJUSTABLE
                                        SUBACCOUNT      SUBACCOUNT      SUBACCOUNT     SOCIAL AWARENESS   SUBACCOUNT  RATE INCOME
                                         (CLASS I)       (CLASS I)       (CLASS I)        SUBACCOUNT      (CLASS II)  SUBACCOUNT
                                     ----------------  ------------  ----------------  ----------------  -----------  -----------
ASSETS:
   Investments at fair value            $4,641,239      $3,114,140      $4,442,103          $29,574      $21,108,024   $2,750,473
                                        ----------      ----------      ----------          -------      -----------   ----------
         Total Assets                    4,641,239       3,114,140       4,442,103           29,574       21,108,024    2,750,473
                                        ----------      ----------      ----------          -------      -----------   ----------
LIABILITIES:
   Other payables
      Insurance charges                        601             381             606                3            3,136          372
      Administrative fees                       58              39              55               --              260           34
      Equity protection fees                    --              --              --               --               --           --
   Due to MetLife Insurance Company
      of Connecticut                            --              --              --               --           17,810           --
                                        ----------      ----------      ----------          -------      -----------   ----------
         Total Liabilities                     659             420             661                3           21,206          406
                                        ----------      ----------      ----------          -------      -----------   ----------
NET ASSETS                              $4,640,580      $3,113,720      $4,441,442          $29,571      $21,086,818   $2,750,067
                                        ==========      ==========      ==========          =======      ===========   ==========

   The accompanying notes are an integral part of these financial statements.

                                           LMPVIT                                     MIST BATTERYMARCH
                                         DIVERSIFIED        LMPVIT        LMPVIT        MID-CAP STOCK
                                      STRATEGIC INCOME   HIGH INCOME   MONEY MARKET       SUBACCOUNT
                                         SUBACCOUNT       SUBACCOUNT    SUBACCOUNT        (CLASS A)
                                      ----------------   -----------   ------------   -----------------
ASSETS:
   Investments at fair value             $2,919,801       $4,802,724    $11,225,173      $1,196,057
                                         ----------       ----------    -----------      ----------
         Total Assets                     2,919,801        4,802,724     11,225,173       1,196,057
                                         ----------       ----------    -----------      ----------
LIABILITIES:
   Other payables
      Insurance charges                         389              644          1,551             133
      Administrative fees                        36               59            138              15
      Equity protection fees                     --               --             --              --
   Due to MetLife Insurance Company
      of Connecticut                             --               --             --              --
                                         ----------       ----------    -----------      ----------
         Total Liabilities                      425              703          1,689             148
                                         ----------       ----------    -----------      ----------
NET ASSETS                               $2,919,376       $4,802,021    $11,223,484      $1,195,909
                                         ==========       ==========    ===========      ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                              MIST                           MIST
                                      MIST BLACKROCK   MIST BLACKROCK     MIST DREMAN     HARRIS OAKMARK       MIST         LAZARD
                                        HIGH YIELD     LARGE-CAP CORE   SMALL-CAP VALUE   INTERNATIONAL    JANUS FORTY      MID-CAP
                                        SUBACCOUNT       SUBACCOUNT       SUBACCOUNT        SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                                         (CLASS A)        (CLASS E)        (CLASS A)         (CLASS A)       (CLASS A)     (CLASS B)
                                      --------------   --------------   ---------------   --------------   ------------   ----------
ASSETS:
   Investments at fair value            $2,030,871       $1,395,003         $462,659        $4,205,164      $2,712,561     $125,627
                                        ----------       ----------         --------        ----------      ----------     --------
         Total Assets                    2,030,871        1,395,003          462,659         4,205,164       2,712,561      125,627
                                        ----------       ----------         --------        ----------      ----------     --------
LIABILITIES:
   Other payables
      Insurance charges                        208              188               63               591             330           17
      Administrative fees                       25               17                6                52              34            1
      Equity protection fees                    --               --               --                --              --           --
   Due to MetLife Insurance Company
      of Connecticut                            --               --               --                --              --           --
                                        ----------       ----------         --------        ----------      ----------     --------
         Total Liabilities                     233              205               69               643             364           18
                                        ----------       ----------         --------        ----------      ----------     --------
NET ASSETS                              $2,030,638       $1,394,798         $462,590        $4,204,521      $2,712,197     $125,609
                                        ==========       ==========         ========        ==========      ==========     ========

   The accompanying notes are an integral part of these financial statements.

                                       MIST LEGG MASON
                                      PARTNERS MANAGED   MIST LORD ABBETT    MIST LORD ABBETT   MIST LORD ABBETT
                                           ASSETS         BOND DEBENTURE    GROWTH AND INCOME     MID-CAP VALUE
                                         SUBACCOUNT         SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                          (CLASS A)          (CLASS A)          (CLASS B)           (CLASS B)
                                      ----------------   ----------------   -----------------   ----------------
ASSETS:
   Investments at fair value              $239,769          $1,702,606         $15,502,628         $7,396,304
                                          --------          ----------         -----------         ----------
         Total Assets                      239,769           1,702,606          15,502,628          7,396,304
                                          --------          ----------         -----------         ----------
LIABILITIES:
   Other payables
      Insurance charges                         24                 189               2,150              1,037
      Administrative fees                        3                  21                 192                 91
      Equity protection fees                    --                  --                  --                 --
   Due to MetLife Insurance Company
      of Connecticut                            --                  --                  --                 --
                                          --------          ----------         -----------         ----------
         Total Liabilities                      27                 210               2,342              1,128
                                          --------          ----------         -----------         ----------
NET ASSETS                                $239,742          $1,702,396         $15,500,286         $7,395,176
                                          ========          ==========         ===========         ==========

   The accompanying notes are an integral part of these financial statements.

                                      MIST MET/AIM   MIST MET/AIM      MIST MFS        MIST MFS                       MIST NEUBERGER
                                         CAPITAL       SMALL CAP       EMERGING        RESEARCH                           BERMAN
                                      APPRECIATION      GROWTH      MARKETS EQUITY   INTERNATIONAL   MIST MFS VALUE     REAL ESTATE
                                       SUBACCOUNT     SUBACCOUNT      SUBACCOUNT       SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                        (CLASS A)      (CLASS A)       (CLASS A)       (CLASS B)        (CLASS A)        (CLASS A)
                                      ------------   ------------   --------------   -------------   --------------   --------------
ASSETS:
   Investments at fair value           $2,028,251      $211,936        $439,281       $1,243,345       $4,314,490       $3,374,393
                                       ----------      --------        --------       ----------       ----------       ----------
         Total Assets                   2,028,251       211,936         439,281        1,243,345        4,314,490        3,374,393
                                       ----------      --------        --------       ----------       ----------       ----------
LIABILITIES:
   Other payables
      Insurance charges                       274            29              49              151              633              407
      Administrative fees                      26             3               5               15               53               41
      Equity protection fees                   --            --              --               --               --               --
   Due to MetLife Insurance Company
      of Connecticut                           --            --              --               --               --               --
                                       ----------      --------        --------       ----------       ----------       ----------
         Total Liabilities                    300            32              54              166              686              448
                                       ----------      --------        --------       ----------       ----------       ----------
NET ASSETS                             $2,027,951      $211,904        $439,227       $1,243,179       $4,313,804       $3,373,945
                                       ==========      ========        ========       ==========       ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                           MIST PIMCO
                                      INFLATION PROTECTED       MIST         MIST PIONEER     MIST THIRD AVENUE
                                             BOND           PIONEER FUND   STRATEGIC INCOME    SMALL CAP VALUE
                                           SUBACCOUNT        SUBACCOUNT       SUBACCOUNT          SUBACCOUNT
                                           (CLASS A)          (CLASS A)        (CLASS A)          (CLASS B)
                                      -------------------   ------------   ----------------   -----------------
ASSETS:
   Investments at fair value               $8,670,020         $655,565        $5,752,844          $9,263,776
                                           ----------         --------        ----------          ----------
         Total Assets                       8,670,020          655,565         5,752,844           9,263,776
                                           ----------         --------        ----------          ----------
LIABILITIES:
   Other payables
      Insurance charges                         1,213               99               772               1,237
      Administrative fees                         106                8                70                 115
      Equity protection fees                       --               --                --                  --
   Due to MetLife Insurance Company
      of Connecticut                               --               --                --                  --
                                           ----------         --------        ----------          ----------
         Total Liabilities                      1,319              107               842               1,352
                                           ----------         --------        ----------          ----------
NET ASSETS                                 $8,668,701         $655,458        $5,752,002          $9,262,424
                                           ==========         ========        ==========          ==========

   The accompanying notes are an integral part of these financial statements.

                                      MSF BLACKROCK                                                   MSF CAPITAL
                                        AGGRESSIVE    MSF BLACKROCK   MSF BLACKROCK   MSF BLACKROCK    GUARDIAN         MSF
                                          GROWTH       BOND INCOME     BOND INCOME     MONEY MARKET    U.S.EQUITY   FI LARGE CAP
                                        SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                        (CLASS D)       (CLASS A)       (CLASS E)       (CLASS A)      (CLASS A)     (CLASS A)
                                      -------------   -------------   -------------   -------------   -----------   ------------
ASSETS:
   Investments at fair value            $2,425,189      $3,858,743      $4,094,097     $22,764,253     $1,006,277    $3,631,733
                                        ----------      ----------      ----------     -----------     ----------    ----------
         Total Assets                    2,425,189       3,858,743       4,094,097      22,764,253      1,006,277     3,631,733
                                        ----------      ----------      ----------     -----------     ----------    ----------
LIABILITIES:
   Other payables
      Insurance charges                        289             420             547           2,280            118           426
      Administrative fees                       30              48              50             269             13            45
      Equity protection fees                    --              --              --              --             --            --
   Due to MetLife Insurance Company
      of Connecticut                            --              --              --              --             --            --
                                        ----------      ----------      ----------     -----------     ----------    ----------
         Total Liabilities                     319             468             597           2,549            131           471
                                        ----------      ----------      ----------     -----------     ----------    ----------
NET ASSETS                              $2,424,870      $3,858,275      $4,093,500     $22,761,704     $1,006,146    $3,631,262
                                        ==========      ==========      ==========     ===========     ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                                                     MSF METLIFE    MSF METLIFE       MSF METLIFE
                                      MSF FI VALUE    AGGRESSIVE   CONSERVATIVE     CONSERVATIVE TO
                                         LEADERS      ALLOCATION    ALLOCATION    MODERATE ALLOCATION
                                       SUBACCOUNT     SUBACCOUNT    SUBACCOUNT         SUBACCOUNT
                                       (CLASS D)      (CLASS B)      (CLASS B)         (CLASS B)
                                      ------------   -----------   ------------   -------------------
ASSETS:
   Investments at fair value           $8,293,493      $828,358      $167,015         $1,280,307
                                       ----------      --------      --------         ----------
         Total Assets                   8,293,493       828,358       167,015          1,280,307
                                       ----------      --------      --------         ----------
LIABILITIES:
   Other payables
      Insurance charges                     1,034           122            28                191
      Administrative fees                     103            10             2                 16
      Equity protection fees                   --            --            --                 --
   Due to MetLife Insurance Company
      of Connecticut                           --            --            --                 --
                                       ----------      --------      --------         ----------
         Total Liabilities                  1,137           132            30                207
                                       ----------      --------      --------         ----------
NET ASSETS                             $8,292,356      $828,226      $166,985         $1,280,100
                                       ==========      ========      ========         ==========

   The accompanying notes are an integral part of these financial statements.

                                                    MSF METLIFE
                                      MSF METLIFE   MODERATE TO     MSF MFS     MSF MORGAN
                                       MODERATE      AGGRESSIVE      TOTAL       STANLEY     MSF OPPENHEIMER   MSF RUSSELL 2000
                                      ALLOCATION     ALLOCATION      RETURN     EAFE INDEX    GLOBAL EQUITY         INDEX
                                      SUBACCOUNT     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT      SUBACCOUNT        SUBACCOUNT
                                      (CLASS B)      (CLASS B)     (CLASS F)     (CLASS A)      (CLASS B)         (CLASS A)
                                      -----------   -----------   -----------   ----------   ---------------   ----------------
ASSETS:
   Investments at fair value           $2,972,741    $2,444,216   $31,675,666     $31,428       $6,317,393         $303,154
                                       ----------    ----------   -----------     -------       ----------         --------
         Total Assets                   2,972,741     2,444,216    31,675,666      31,428        6,317,393          303,154
                                       ----------    ----------   -----------     -------       ----------         --------
LIABILITIES:
   Other payables
      Insurance charges                       452           387         4,036           3              881               31
      Administrative fees                      37            30           391          --               78                4
      Equity protection fees                   --            --            --          --               --               --
   Due to MetLife Insurance Company
      of Connecticut                           --            --            --          --               --               --
                                       ----------    ----------   -----------     -------       ----------         --------
         Total Liabilities                    489           417         4,427           3              959               35
                                       ----------    ----------   -----------     -------       ----------         --------
NET ASSETS                             $2,972,252    $2,443,799   $31,671,239     $31,425       $6,316,434         $303,119
                                       ==========    ==========   ===========     =======       ==========         ========

   The accompanying notes are an integral part of these financial statements.

                                                         MSF WESTERN ASSET
                                      MSF T. ROWE PRICE      MANAGEMENT            PIMCO VIT              PUTNAM VT
                                      LARGE CAP GROWTH     U.S. GOVERNMENT        TOTAL RETURN        DISCOVERY GROWTH
                                         SUBACCOUNT          SUBACCOUNT            SUBACCOUNT            SUBACCOUNT
                                          (CLASS B)          (CLASS A)       (ADMINISTRATIVE CLASS)      (CLASS IB)
                                      -----------------  -----------------   ----------------------   ----------------
ASSETS:
   Investments at fair value             $2,986,208           $85,239              $26,208,569            $116,572
                                         ----------           -------              -----------            --------
         Total Assets                     2,986,208            85,239               26,208,569             116,572
                                         ----------           -------              -----------            --------
LIABILITIES:
   Other payables
      Insurance charges                         374                 8                    3,436                  13
      Administrative fees                        37                 1                      322                   1
      Equity protection fees                     --                --                       --                  --
   Due to MetLife Insurance Company
      of Connecticut                             --                --                       --                  --
                                         ----------           -------              -----------            --------
         Total Liabilities                      411                 9                    3,758                  14
                                         ----------           -------              -----------            --------
NET ASSETS                               $2,985,797           $85,230              $26,204,811            $116,558
                                         ==========           =======              ===========            ========

   The accompanying notes are an integral part of these financial statements.

                                      VAN KAMPEN LIT   VAN KAMPEN LIT    VAN KAMPEN LIT
                                         COMSTOCK        ENTERPRISE     STRATEGIC GROWTH
                                        SUBACCOUNT       SUBACCOUNT        SUBACCOUNT
                                        (CLASS II)       (CLASS II)         (CLASS I)
                                      --------------   --------------   ----------------
ASSETS:
   Investments at fair value            $1,124,243         $94,035          $699,322
                                        ----------         -------          --------
         Total Assets                    1,124,243          94,035           699,322
                                        ----------         -------          --------
LIABILITIES:
   Other payables
      Insurance charges                        125              10                90
      Administrative fees                       14               2                 9
      Equity protection fees                    --              --                --
   Due to MetLife Insurance Company
      of Connecticut                            --              --                --
                                        ----------         -------          --------
         Total Liabilities                     139              12                99
                                        ----------         -------          --------
NET ASSETS                              $1,124,104         $94,023          $699,223
                                        ==========         =======          ========

   The accompanying notes are an integral part of these financial statements.

                                                                   AMERICAN FUNDS   AMERICAN FUNDS   AMERICAN FUNDS
                                             AIM V.I. CORE EQUITY   GLOBAL GROWTH       GROWTH        GROWTH-INCOME
                                                 SUBACCOUNT          SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                                (SERIES I) (a)        (CLASS 2)        (CLASS 2)        (CLASS 2)
                                             --------------------  --------------   --------------   --------------
INVESTMENT INCOME:
      Dividends                                   $      --          $  516,890      $   323,397      $   658,991
                                                  ---------          ----------      -----------      -----------
EXPENSES:
      Mortality and expense risk
         charges                                      4,246             329,521          718,114          744,269
      Administrative charges                            472              28,815           62,863           66,029
      Equity protection fees                             --                  --               --               --
                                                  ---------          ----------      -----------      -----------
         Total expenses                               4,718             358,336          780,977          810,298
                                                  ---------          ----------      -----------      -----------
            Net investment income (loss)             (4,718)            158,554         (457,580)        (151,307)
                                                  ---------          ----------      -----------      -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --             777,382        2,840,889        1,425,560
      Realized gains (losses) on sale of
         investments                                150,786             662,892          992,104          802,937
                                                  ---------          ----------      -----------      -----------
            Net realized gains (losses)             150,786           1,440,274        3,832,993        2,228,497
                                                  ---------          ----------      -----------      -----------
      Change in unrealized gains (losses)
         on investments                             (77,205)            676,856          663,439         (703,060)
                                                  ---------          ----------      -----------      -----------
      Net increase (decrease) in net assets
         resulting from operations                $  68,863          $2,275,684      $ 4,038,852      $ 1,374,130
                                                  =========          ==========      ===========      ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                           DREYFUS VIF                  FIDELITY
                                                                           DEVELOPING      DWS VIT        VIP
                                              CREDIT SUISSE  APPRECIATION    LEADERS      SMALL CAP    CONTRAFUND    FIDELITY VIP
                                             TRUST EMERGING   SUBACCOUNT    SUBACCOUNT      INDEX      SUBACCOUNT     CONTRAFUND
                                                 MARKETS       (INITIAL      (INITIAL    SUBACCOUNT     (SERVICE      SUBACCOUNT
                                             SUBACCOUNT (a)     SHARES)      SHARES)    (CLASS A) (a)   CLASS 2)   (SERVICE CLASS)
                                             --------------  ------------  -----------  -------------  ----------  ---------------
INVESTMENT INCOME:
      Dividends                                $      --       $10,855      $  11,635     $   2,780    $   25,551    $    95,740
                                               ---------       -------      ---------     ---------    ----------    -----------
EXPENSES:
      Mortality and expense risk
         charges                                   1,077         8,837         19,864         1,316        47,073        190,564
      Administrative charges                         119         1,000          2,263           158         5,217         16,789
      Equity protection fees                          --            --             --            --            --             --
                                               ---------       -------      ---------     ---------    ----------    -----------
         Total expenses                            1,196         9,837         22,127         1,474        52,290        207,353
                                               ---------       -------      ---------     ---------    ----------    -----------
            Net investment income (loss)          (1,196)        1,018        (10,492)        1,306       (26,739)      (111,613)
                                               ---------       -------      ---------     ---------    ----------    -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --            --        203,413        20,373       873,531      2,859,872
      Realized gains (losses) on sale of
         investments                             134,055        42,696         16,099       105,732       140,371        189,496
                                               ---------       -------      ---------     ---------    ----------    -----------
            Net realized gains (losses)          134,055        42,696        219,512       126,105     1,013,902      3,049,368
                                               ---------       -------      ---------     ---------    ----------    -----------
      Change in unrealized gains (losses)
         on investments                         (120,982)       (7,440)      (390,598)     (110,667)     (476,984)    (1,361,586)
                                               ---------       -------      ---------     ---------    ----------    -----------
      Net increase (decrease) in net assets
         resulting from operations             $  11,877       $36,274      $(181,578)    $  16,744    $  510,179    $ 1,576,169
                                               =========       =======      =========     =========    ==========    ===========

   The accompanying notes are an integral part of these financial statements.

                                                                                                           FTVIPT FRANKLIN
                                           FIDELITY VIP DYNAMIC     FIDELITY VIP       FTVIPT FRANKLIN      SMALL-MID CAP
                                           CAPITAL APPRECIATION        MID CAP        INCOME SECURITIES   GROWTH SECURITIES
                                                SUBACCOUNT           SUBACCOUNT           SUBACCOUNT          SUBACCOUNT
                                             (SERVICE CLASS 2)    (SERVICE CLASS 2)       (CLASS 2)           (CLASS 2)
                                           --------------------   -----------------   -----------------   -----------------
INVESTMENT INCOME:
      Dividends                                  $    313             $   55,396          $ 145,378            $     --
                                                 --------             ----------          ---------            --------
EXPENSES:
      Mortality and expense risk
         charges                                    4,101                181,823             76,584              33,982
      Administrative charges                          444                 16,849              6,773               3,076
      Equity protection fees                           --                     --                 --                  --
                                                 --------             ----------          ---------            --------
         Total expenses                             4,545                198,672             83,357              37,058
                                                 --------             ----------          ---------            --------
            Net investment income (loss)           (4,232)              (143,276)            62,021             (37,058)
                                                 --------             ----------          ---------            --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  30,426              1,018,755             26,961             150,752
      Realized gains (losses) on sale of
         investments                               37,458                232,616             69,411              81,064
                                                 --------             ----------          ---------            --------
            Net realized gains (losses)            67,884              1,251,371             96,372             231,816
                                                 --------             ----------          ---------            --------
      Change in unrealized gains (losses)
         on investments                           (45,504)               264,720           (103,829)            (13,230)
                                                 --------             ----------          ---------            --------
      Net increase (decrease) in net assets
         resulting from operations               $ 18,148             $1,372,815          $  54,564            $181,528
                                                 ========             ==========          =========            ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             FTVIPT TEMPLETON    FTVIPT     JANUS ASPEN   JANUS ASPEN  JANUS ASPEN  JANUS ASPEN
                                                DEVELOPING      TEMPLETON      GLOBAL        GLOBAL     MID CAP      WORLDWIDE
                                                  MARKETS        FOREIGN   LIFE SCIENCES   TECHNOLOGY    GROWTH       GROWTH
                                                SECURITIES     SECURITIES    SUBACCOUNT    SUBACCOUNT  SUBACCOUNT    SUBACCOUNT
                                                SUBACCOUNT     SUBACCOUNT     (SERVICE      (SERVICE    (SERVICE      (SERVICE
                                                 (CLASS 2)      (CLASS 2)     SHARES)       SHARES)      SHARES)      SHARES)
                                             ----------------  ----------  -------------  -----------  -----------  -----------
INVESTMENT INCOME:
      Dividends                                 $  159,015     $  230,913     $     --      $ 1,572      $    813     $ 4,897
                                                ----------     ----------     --------      -------      --------     -------
EXPENSES:
      Mortality and expense risk
         charges                                   119,144        203,810        9,726        6,320        19,270      12,239
      Administrative charges                        10,461         17,704        1,083          707         1,726       1,345
      Equity protection fees                            --             --           --           --            --          --
                                                ----------     ----------     --------      -------      --------     -------
         Total expenses                            129,605        221,514       10,809        7,027        20,996      13,584
                                                ----------     ----------     --------      -------      --------     -------
            Net investment income (loss)            29,410          9,399      (10,809)      (5,455)      (20,183)     (8,687)
                                                ----------     ----------     --------      -------      --------     -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  546,395        526,683           --           --         6,275          --
      Realized gains (losses) on sale of
         investments                               440,361        357,865       59,842       40,207        35,815      62,787
                                                ----------     ----------     --------      -------      --------     -------
            Net realized gains (losses)            986,756        884,548       59,842       40,207        42,090      62,787
                                                ----------     ----------     --------      -------      --------     -------
      Change in unrealized gains (losses)
         on investments                            505,392        568,697       84,312       52,423       180,089      16,653
                                                ----------     ----------     --------      -------      --------     -------
      Net increase (decrease) in net assets
         resulting from operations              $1,521,558     $1,462,644     $133,345      $87,175      $201,996     $70,753
                                                ==========     ==========     ========      =======      ========     =======

   The accompanying notes are an integral part of these financial statements.

                                                LMPIS PREMIER     LMPVET AGGRESSIVE      LMPVET          LMPVET
                                             SELECTIONS ALL CAP         GROWTH        APPRECIATION    APPRECIATION
                                                   GROWTH             SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                               SUBACCOUNT (a)         (CLASS I)         (CLASS I)    (CLASS II) (b)
                                             ------------------   -----------------   ------------   --------------
INVESTMENT INCOME:
      Dividends                                   $    263            $      --         $  73,494       $  29,520
                                                  --------            ---------         ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                     1,957              244,978           116,422           9,643
      Administrative charges                           161               22,864            10,667             801
      Equity protection fees                            --                   --                --              --
                                                  --------            ---------         ---------       ---------
         Total expenses                              2,118              267,842           127,089          10,444
                                                  --------            ---------         ---------       ---------
            Net investment income (loss)            (1,855)            (267,842)          (53,595)         19,076
                                                  --------            ---------         ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   29,381               81,804           569,112         273,677
      Realized gains (losses) on sale of
         investments                                49,021              602,165           213,077           1,216
                                                  --------            ---------         ---------       ---------
            Net realized gains (losses)             78,402              683,969           782,189         274,893
                                                  --------            ---------         ---------       ---------
      Change in unrealized gains (losses)
         on investments                           (55,811)            (418,184)         (277,265)       (245,852)
                                                  --------            ---------         ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations                $ 20,736            $  (2,057)        $ 451,329       $  48,117
                                                  ========            =========         =========       =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                            LMPVET    LMPVET EQUITY  LMPVET EQUITY        LMPVET
                                                LMPVET     DIVIDEND       INDEX          INDEX      FUNDAMENTAL VALUE  LMPVET GLOBAL
                                               CAPITAL     STRATEGY     SUBACCOUNT     SUBACCOUNT       SUBACCOUNT         EQUITY
                                              SUBACCOUNT  SUBACCOUNT    (CLASS I)      (CLASS II)       (CLASS I)        SUBACCOUNT
                                             -----------  ----------  -------------  -------------  -----------------  -------------
INVESTMENT INCOME:
      Dividends                              $    77,725    $16,512    $  6,851,250    $ 112,780       $   164,908       $  60,873
                                             -----------    -------    ------------    ---------       -----------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                 377,415     15,683       5,620,210      114,894           199,116         200,188
      Administrative charges                      31,684      1,223         671,539       11,126            19,024          16,502
      Equity protection fees                          --         --       7,157,497           --                --              --
                                             -----------    -------    ------------    ---------       -----------       ---------
         Total expenses                          409,099     16,906      13,449,246      126,020           218,140         216,690
                                             -----------    -------    ------------    ---------       -----------       ---------
            Net investment income (loss)        (331,374)      (394)     (6,597,996)     (13,240)          (53,232)       (155,817)
                                             -----------    -------    ------------    ---------       -----------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions              1,073,381         --      17,271,672      326,938           645,539         520,689
      Realized gains (losses) on sale of
         investments                             632,182      7,516      21,339,148      226,128           262,563         184,324
                                             -----------    -------    ------------    ---------       -----------       ---------
            Net realized gains (losses)        1,705,563      7,516      38,610,820      553,066           908,102         705,013
                                             -----------    -------    ------------    ---------       -----------       ---------
      Change in unrealized gains (losses)
         on investments                       (1,327,248)    25,931     (20,027,560)    (301,065)       (1,134,062)       (232,332)
                                             -----------    -------    ------------    ---------       -----------       ---------
      Net increase (decrease) in net assets
         resulting from operations           $    46,941    $33,053    $ 11,985,264    $ 238,761       $  (279,192)      $ 316,864
                                             ===========    =======    ============    =========       ===========       =========

   The accompanying notes are an integral part of these financial statements.

                                                    LMPVET             LMPVET     LMPVET LARGE CAP   LMPVET MID CAP
                                             INTERNATIONAL ALL CAP   INVESTORS         GROWTH             CORE
                                                   OPPORTUNITY       SUBACCOUNT      SUBACCOUNT        SUBACCOUNT
                                                   SUBACCOUNT        (CLASS I)        (CLASS I)        (CLASS I)
                                             ---------------------   ----------   ----------------   --------------
INVESTMENT INCOME:
      Dividends                                    $   3,568         $  63,325        $  1,964         $  12,977
                                                   ---------         ---------        --------         ---------
EXPENSES:
      Mortality and expense risk
         charges                                       5,092            70,362          73,812            50,342
      Administrative charges                             569             7,504           7,097             5,057
      Equity protection fees                              --                --              --                --
                                                   ---------         ---------        --------         ---------
         Total expenses                                5,661            77,866          80,909            55,399
                                                   ---------         ---------        --------         ---------
            Net investment income (loss)              (2,093)          (14,541)        (78,945)          (42,422)
                                                   ---------         ---------        --------         ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    186,834           135,742              --           596,996
      Realized gains (losses) on sale of
         investments                                   6,184           206,879         147,221            75,347
                                                   ---------         ---------        --------         ---------
            Net realized gains (losses)              193,018           342,621         147,221           672,343
                                                   ---------         ---------        --------         ---------
      Change in unrealized gains (losses)
         on investments                             (173,353)         (254,408)         83,272          (445,299)
                                                   ---------         ---------        --------         ---------
      Net increase (decrease) in net assets
         resulting from operations                 $  17,572         $  73,672        $151,548         $ 184,622
                                                   =========         =========        ========         =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                            LMPVET MULTIPLE
                                               DISCIPLINE      LMPVET                                    LMPVPII        LMPVPV
                                                LARGE CAP     SMALL CAP                    LMPVPI        GROWTH        SMALL CAP
                                                 GROWTH        GROWTH    LMPVET SOCIAL     ALL CAP      AND INCOME       GROWTH
                                                AND VALUE    SUBACCOUNT    AWARENESS      SUBACCOUNT    SUBACCOUNT    OPPORTUNITIES
                                             SUBACCOUNT (c)   (CLASS I)    SUBACCOUNT   (CLASS I) (a)  (CLASS I) (a)  SUBACCOUNT (a)
                                            ---------------  ----------  -------------  -------------  -------------  --------------
INVESTMENT INCOME:
      Dividends                                 $  21,747     $     --      $   395      $    17,752      $     96      $     433
                                                ---------     --------      -------      -----------      --------      ---------
EXPENSES:
      Mortality and expense risk charges           63,583       63,923          348           27,486           788         10,052
      Administrative charges                        5,292        5,877           42            2,936            85            864
      Equity protection fees                           --           --           --               --            --             --
                                                ---------     --------      -------      -----------      --------      ---------
         Total expenses                            68,875       69,800          390           30,422           873         10,916
                                                ---------     --------      -------      -----------      --------      ---------
            Net investment income (loss)          (47,128)     (69,800)           5          (12,670)         (777)       (10,483)
                                                ---------     --------      -------      -----------      --------      ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 184,874      308,683        4,577          307,759         6,912         62,114
      Realized gains (losses) on sale of
         investments                              395,266       76,537           77        1,546,093        45,480        179,166
                                                ---------     --------      -------      -----------      --------      ---------
            Net realized gains (losses)           580,140      385,220        4,654        1,853,852        52,392        241,280
                                                ---------     --------      -------      -----------      --------      ---------
      Change in unrealized gains (losses)
         on investments                          (461,139)     (89,239)      (2,158)      (1,543,754)      (44,007)      (114,023)
                                                ---------     --------      -------      -----------      --------      ---------
      Net increase (decrease) in net assets
         resulting from operations              $  71,873     $226,181      $ 2,501      $   297,428      $  7,608      $ 116,774
                                                =========     ========      =======      ===========      ========      =========

   The accompanying notes are an integral part of these financial statements.

                                             LMPVPI LARGE CAP   LMPVPII AGGRESSIVE   LMPVET CAPITAL        LMPVIT
                                                  GROWTH              GROWTH           AND INCOME     ADJUSTABLE RATE
                                                SUBACCOUNT          SUBACCOUNT         SUBACCOUNT          INCOME
                                               (CLASS I) (a)       (CLASS I) (a)       (CLASS II)        SUBACCOUNT
                                             ----------------   ------------------   --------------   ---------------
INVESTMENT INCOME:
      Dividends                                  $     --            $      --        $   253,238         $133,004
                                                 --------            ---------        -----------         --------
EXPENSES:
      Mortality and expense risk
         charges                                    2,186                2,069            393,139           50,348
      Administrative charges                          230                  216             32,660            4,641
      Equity protection fees                           --                   --                 --               --
                                                 --------            ---------        -----------         --------
         Total expenses                             2,416                2,285            425,799           54,989
                                                 --------            ---------        -----------         --------
            Net investment income (loss)           (2,416)              (2,285)          (172,561)          78,015
                                                 --------            ---------        -----------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --                1,134          3,373,163               --
      Realized gains (losses) on sale of
         investments                              120,591              129,979            272,844             (381)
                                                 --------            ---------        -----------         --------
            Net realized gains (losses)           120,591              131,113          3,646,007             (381)
                                                 --------            ---------        -----------         --------
      Change in unrealized gains (losses)
         on investments                           (96,401)            (113,398)        (2,754,617)         (87,783)
                                                 --------            ---------        -----------         --------
      Net increase (decrease) in net assets
         resulting from operations               $ 21,774            $  15,430        $   718,829         $(10,149)
                                                 ========            =========        ===========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                              LMPVIT                                                               LORD ABBETT
                                            DIVERSIFIED                 LMPVIT       LMPVPIII         GROWTH        LORD ABBETT
                                            STRATEGIC      LMPVIT       MONEY       LARGE CAP      AND INCOME     MID-CAP VALUE
                                              INCOME     HIGH INCOME    MARKET        VALUE         SUBACCOUNT      SUBACCOUNT
                                            SUBACCOUNT    SUBACCOUNT  SUBACCOUNT  SUBACCOUNT (a)  (CLASS VC) (a)  (CLASS VC) (a)
                                            -----------  -----------  ----------  --------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                               $155,288    $ 440,621    $411,413     $   5,120        $      --      $       --
                                              --------    ---------    --------     ---------        ---------      ----------
EXPENSES:
      Mortality and expense risk
         charges                                48,216       84,556     144,680         5,926           30,575          41,968
      Administrative charges                     4,463        7,755      12,922           646            2,691           3,690
      Equity protection fees                        --           --          --            --               --              --
                                              --------    ---------    --------     ---------        ---------      ----------
         Total expenses                         52,679       92,311     157,602         6,572           33,266          45,658
                                              --------    ---------    --------     ---------        ---------      ----------
            Net investment income (loss)       102,609      348,310     253,811        (1,452)         (33,266)        (45,658)
                                              --------    ---------    --------     ---------        ---------      ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   --           --          --            --               --              --
      Realized gains (losses) on sale of
         investments                            (6,024)     (16,495)         --       308,495          813,416       1,165,648
                                              --------    ---------    --------     ---------        ---------      ----------
            Net realized gains (losses)         (6,024)     (16,495)         --       308,495          813,416       1,165,648
                                              --------    ---------    --------     ---------        ---------      ----------
      Change in unrealized gains (losses)
         on investments                        (91,923)    (407,894)         --      (239,135)        (566,013)       (373,114)
                                              --------    ---------    --------     ---------        ---------      ----------
      Net increase (decrease) in net assets
         resulting from operations            $  4,662    $ (76,079)   $253,811     $  67,908        $ 214,137      $  746,876
                                              ========    =========    ========     =========        =========      ==========

   The accompanying notes are an integral part of these financial statements.

                                             MIST BATTERYMARCH   MIST BLACKROCK   MIST BLACKROCK   MIST BLACKROCK
                                               MID-CAP STOCK       HIGH YIELD     LARGE-CAP CORE   LARGE-CAP CORE
                                                 SUBACCOUNT        SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                                 (CLASS A)          (CLASS A)      (CLASS E) (b)    (CLASSA) (a)
                                             -----------------   --------------   --------------   --------------
INVESTMENT INCOME:
      Dividends                                   $  3,956          $ 209,514        $     --         $  8,870
                                                  --------          ---------        --------         --------
EXPENSES:
      Mortality and expense risk
         charges                                    16,877             27,302          13,956            6,348
      Administrative charges                         1,876              3,199           1,305              604
      Equity protection fees                            --                 --              --               --
                                                  --------          ---------        --------         --------
         Total expenses                             18,753             30,501          15,261            6,952
                                                  --------          ---------        --------         --------
            Net investment income (loss)           (14,797)           179,013         (15,261)           1,918
                                                  --------          ---------        --------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  157,719                 --              --           77,279
      Realized gains (losses) on sale of
         investments                                (8,443)             2,651           2,621           62,426
                                                  --------          ---------        --------         --------
            Net realized gains (losses)            149,276              2,651           2,621          139,705
                                                  --------          ---------        --------         --------
      Change in unrealized gains (losses)
         on investments                            (76,726)          (160,501)          7,987          (82,020)
                                                  --------          ---------        --------         --------
      Net increase (decrease) in net assets
         resulting from operations                $ 57,753          $  21,163        $ (4,653)        $ 59,603
                                                  ========          =========        ========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                                                                         MIST
                                            MIST DREMAN   MIST HARRIS                               MIST LEGG MASON   LORD ABBETT
                                             SMALL-CAP      OAKMARK         MIST      MIST LAZARD   PARTNERS MANAGED     BOND
                                               VALUE     INTERNATIONAL  JANUS FORTY     MID-CAP          ASSETS        DEBENTURE
                                             SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                             (CLASS A)     (CLASS A)     (CLASS A)   (CLASS B) (b)     (CLASS A)       (CLASS A)
                                            -----------  -------------  -----------  -------------  ----------------  -----------
INVESTMENT INCOME:
      Dividends                               $     --     $  39,065      $  3,340      $     --        $  5,175        $92,749
                                              --------     ---------      --------      --------        --------        -------
EXPENSES:
      Mortality and expense risk charges         5,980        74,576        29,353         1,392           2,745         23,189
      Administrative charges                       538         6,545         3,091           125             329          2,593
      Equity protection fees                        --            --            --            --              --             --
                                              --------     ---------      --------      --------        --------        -------
         Total expenses                          6,518        81,121        32,444         1,517           3,074         25,782
                                              --------     ---------      --------      --------        --------        -------
            Net investment income (loss)        (6,518)      (42,056)      (29,104)       (1,517)          2,101         66,967
                                              --------     ---------      --------      --------        --------        -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                1,693       335,195       321,189            --          18,191          2,139
      Realized gains (losses) on sale of
         investments                             3,575        31,617         4,852          (382)            438         18,829
                                              --------     ---------      --------      --------        --------        -------
            Net realized gains (losses)          5,268       366,812       326,041          (382)         18,629         20,968
                                              --------     ---------      --------      --------        --------        -------
      Change in unrealized gains (losses)
         on investments                        (13,310)     (471,142)      251,984       (15,887)        (10,220)         1,946
                                              --------     ---------      --------      --------        --------        -------
      Net increase (decrease) in net assets
         resulting from operations            $(14,560)    $(146,386)     $548,921      $(17,786)       $ 10,510        $89,881
                                              ========     =========      ========      ========        ========        =======

   The accompanying notes are an integral part of these financial statements.

                                              MIST LORD ABBETT   MIST LORD ABBETT       MIST MET/AIM         MIST MET/AIM
                                             GROWTH AND INCOME     MID-CAP VALUE    CAPITAL APPRECIATION   SMALL CAP GROWTH
                                                 SUBACCOUNT         SUBACCOUNT           SUBACCOUNT           SUBACCOUNT
                                                 (CLASS B)           (CLASS B)            (CLASS A)            (CLASS A)
                                             -----------------   ----------------   --------------------   ----------------
INVESTMENT INCOME:
      Dividends                                  $  91,681           $   2,446            $  1,865              $    --
                                                 ---------           ---------            --------              -------
EXPENSES:
      Mortality and expense risk
         charges                                   241,387              94,302              33,469                3,173
      Administrative charges                        21,627               8,317               3,090                  278
      Equity protection fees                            --                  --                  --                   --
                                                 ---------           ---------            --------              -------
         Total expenses                            263,014             102,619              36,559                3,451
                                                 ---------           ---------            --------              -------
            Net investment income (loss)          (171,333)           (100,173)            (34,694)              (3,451)
                                                 ---------           ---------            --------              -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  471,093              51,566               5,121                2,660
      Realized gains (losses) on sale of
         investments                               107,125             (23,882)             (4,519)               1,651
                                                 ---------           ---------            --------              -------
            Net realized gains (losses)            578,218              27,684                 602                4,311
                                                 ---------           ---------            --------              -------
      Change in unrealized gains (losses)
         on investments                           (320,812)           (749,843)            231,466               13,320
                                                 ---------           ---------            --------              -------
      Net increase (decrease) in net assets
         resulting from operations               $  86,073           $(822,332)           $197,374              $14,180
                                                 =========           =========            ========              =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.


                                                MIST MFS        MIST MFS
                                                EMERGING        RESEARCH
                                             MARKETS EQUITY  INTERNATIONAL  MIST MFS VALUE
                                               SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
                                              (CLASS A) (b)  (CLASS B) (b)     (CLASS A)
                                             --------------  -------------  --------------
INVESTMENT INCOME:
      Dividends                                  $    --        $     --       $     28
                                                 -------        --------       --------
EXPENSES:
      Mortality and expense risk charges           3,435          10,949         78,127
      Administrative charges                         386           1,144          6,628
      Equity protection fees                          --              --             --
                                                 -------        --------       --------
         Total expenses                            3,821          12,093         84,755
                                                 -------        --------       --------
            Net investment income (loss)          (3,821)        (12,093)       (84,727)
                                                 -------        --------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --              --         83,828
      Realized gains (losses) on sale of
         investments                               3,091           1,187         52,185
                                                 -------        --------       --------
            Net realized gains (losses)            3,091           1,187        136,013
                                                 -------        --------       --------
      Change in unrealized gains (losses)
         on investments                           85,274          60,349        191,588
                                                 -------        --------       --------
      Net increase (decrease) in net assets
         resulting from operations               $84,544        $ 49,443       $242,874
                                                 =======        ========       ========

                                                              MIST PIMCO
                                             MIST NEUBERGER    INFLATION
                                               BERMAN REAL     PROTECTED    MIST PIONEER
                                                 ESTATE           BOND          FUND
                                               SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                                                (CLASS A)    (CLASS A) (b)    (CLASS A)
                                             --------------  -------------  ------------
INVESTMENT INCOME:
      Dividends                                $    43,506     $      --       $ 6,030
                                               -----------     ---------       -------
EXPENSES:
      Mortality and expense risk charges            58,337       101,974        12,451
      Administrative charges                         5,977         8,911         1,029
      Equity protection fees                            --            --            --
                                               -----------     ---------       -------
         Total expenses                             64,314       110,885        13,480
                                               -----------     ---------       -------
            Net investment income (loss)           (20,808)     (110,885)       (7,450)
                                               -----------     ---------       -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  348,630            --            --
      Realized gains (losses) on sale of
         investments                                 9,830        34,027         7,995
                                               -----------     ---------       -------
            Net realized gains (losses)            358,460        34,027         7,995
                                               -----------     ---------       -------
      Change in unrealized gains (losses)
         on investments                         (1,025,872)      590,585        19,525
                                               -----------     ---------       -------
      Net increase (decrease) in net assets
         resulting from operations             $  (688,220)    $ 513,727       $20,070
                                               ===========     =========       =======

   The accompanying notes are an integral part of these financial statements.

                                               MIST PIONEER     MIST PIONEER     MIST THIRD AVENUE     MSF BLACKROCK
                                              MID-CAP VALUE   STRATEGIC INCOME    SMALL CAP VALUE    AGGRESSIVE GROWTH
                                               SUBACCOUNT        SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                              (CLASS A) (a)       (CLASS A)           (CLASS B)           (CLASS D)
                                              -------------   ----------------   -----------------   -----------------
INVESTMENT INCOME:
      Dividends                                  $   365          $ 39,175           $  37,420           $     --
                                                 -------          --------           ---------           --------
EXPENSES:
      Mortality and expense risk
         charges                                     560            95,383             133,337             32,890
      Administrative charges                          50             8,796              12,398              3,414
      Equity protection fees                          --                --                  --                 --
                                                 -------          --------           ---------           --------
         Total expenses                              610           104,179             145,735             36,304
                                                 -------          --------           ---------           --------
            Net investment income (loss)            (245)          (65,004)           (108,315)           (36,304)
                                                 -------          --------           ---------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 13,009                --             245,785                 --
      Realized gains (losses) on sale of
         investments                               2,846            30,568             (28,488)            21,946
                                                 -------          --------           ---------           --------
            Net realized gains (losses)           15,855            30,568             217,297             21,946
                                                 -------          --------           ---------           --------
      Change in unrealized gains (losses)
         on investments                           (6,046)          310,048            (962,323)           399,459
                                                 -------          --------           ---------           --------
      Net increase (decrease) in net assets
         resulting from operations               $ 9,564          $275,612           $(853,341)          $385,101
                                                 =======          ========           =========           ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.


                                             MSF BLACKROCK  MSF BLACKROCK  MSF BLACKROCK
                                              BOND INCOME    BOND INCOME   MONEY MARKET
                                               SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                               (CLASS A)      (CLASS E)      (CLASS A)
                                             -------------  -------------  -------------
INVESTMENT INCOME:
      Dividends                                 $132,711       $117,968      $510,376
                                                --------       --------      --------
EXPENSES:
      Mortality and expense risk charges          52,528         64,793       133,846
      Administrative charges                       5,931          5,927        15,538
      Equity protection fees                          --             --            --
                                                --------       --------      --------
         Total expenses                           58,459         70,720       149,384
                                                --------       --------      --------
            Net investment income (loss)          74,252         47,248       360,992
                                                --------       --------      --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --             --            --
      Realized gains (losses) on sale of
         investments                              25,772         29,452            --
                                                --------       --------      --------
            Net realized gains (losses)           25,772         29,452            --
                                                --------       --------      --------
      Change in unrealized gains (losses)
         on investments                           79,736         94,131            --
                                                --------       --------      --------
      Net increase (decrease) in net assets
         resulting from operations              $179,760       $170,831      $360,992
                                                ========       ========      ========
                                             MSF CAPITAL
                                              GUARDIAN                      MSF FI VALUE
                                             U.S.EQUITY   MSF FI LARGE CAP     LEADERS
                                              SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                              (CLASS A)       (CLASS A)       (CLASS D)
                                             -----------  ----------------  ------------
INVESTMENT INCOME:
      Dividends                               $  1,034       $   6,229       $  73,444
                                              --------       ---------       ---------
EXPENSES:
      Mortality and expense risk charges        12,259          54,513         132,425
      Administrative charges                     1,317           5,759          13,206
      Equity protection fees                        --              --              --
                                              --------       ---------       ---------
         Total expenses                         13,576          60,272         145,631
                                              --------       ---------       ---------
            Net investment income (loss)       (12,542)        (54,043)        (72,187)
                                              --------       ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               12,864         258,394         795,130
      Realized gains (losses) on sale of
         investments                            14,585           9,652          19,304
                                              --------       ---------       ---------
            Net realized gains (losses)         27,449         268,046         814,434
                                              --------       ---------       ---------
      Change in unrealized gains (losses)
         on investments                        (60,335)       (116,875)       (519,331)
                                              --------       ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations            $(45,428)      $  97,128       $ 222,916
                                              ========       =========       =========

   The accompanying notes are an integral part of these financial statements.

                                                                                  MSF METLIFE
                                                                    MSF METLIFE   CONSERVATIVE
                                                 MSF METLIFE       CONSERVATIVE   TO MODERATE        MSF METLIFE
                                           AGGRESSIVE ALLOCATION    ALLOCATION     ALLOCATION    MODERATE ALLOCATION
                                                 SUBACCOUNT         SUBACCOUNT     SUBACCOUNT         SUBACCOUNT
                                                  (CLASS B)          (CLASS B)     (CLASS B)           (CLASS B)
                                           ---------------------   ------------   ------------   -------------------
INVESTMENT INCOME:
      Dividends                                   $    379           $    --        $     --          $    271
                                                  --------           -------        --------          --------
EXPENSES:
      Mortality and expense risk
         charges                                    12,694             2,193          20,871            57,853
      Administrative charges                         1,032               159           1,706             4,783
      Equity protection fees                            --                --              --                --
                                                  --------           -------        --------          --------
         Total expenses                             13,726             2,352          22,577            62,636
                                                  --------           -------        --------          --------
            Net investment income (loss)           (13,347)           (2,352)        (22,577)          (62,365)
                                                  --------           -------        --------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    1,089                46           2,032             4,883
      Realized gains (losses) on sale of
         investments                                 1,153               183          16,836            45,852
                                                  --------           -------        --------          --------
            Net realized gains (losses)              2,242               229          18,868            50,735
                                                  --------           -------        --------          --------
      Change in unrealized gains (losses)
         on investments                             (2,611)            7,169          32,444            81,175
                                                  --------           -------        --------          --------
      Net increase (decrease) in net assets
         resulting from operations                $(13,716)          $ 5,046        $ 28,735          $ 69,545
                                                  ========           =======        ========          ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                           MSF METLIFE
                                             MODERATE                   MSF MORGAN                                  MSF T. ROWE
                                          TO AGGRESSIVE  MSF MFS TOTAL   STANLEY    MSF OPPENHEIMER   MSF RUSSELL   PRICE LARGE
                                            ALLOCATION      RETURN      EAFE INDEX   GLOBAL EQUITY    2000 INDEX    CAP GROWTH
                                            SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                            (CLASS B)      (CLASS F)     (CLASS A)     (CLASS B)     (CLASS A) (b)   (CLASS B)
                                          -------------  -------------  ----------  ---------------  -------------  -----------
INVESTMENT INCOME:
      Dividends                              $  1,352     $  637,778       $ --         $ 58,090        $     --      $  5,869
                                             --------     ----------       ----         --------        --------      --------
EXPENSES:
      Mortality and expense risk
         charges                               61,048        501,305         38          110,530           2,726        44,899
      Administrative charges                    4,805         48,670          5            9,875             327         4,430
      Equity protection fees                       --             --         --               --              --            --
                                             --------     ----------       ----         --------        --------      --------
         Total expenses                        65,853        549,975         43          120,405           3,053        49,329
                                             --------     ----------       ----         --------        --------      --------
            Net investment income (loss)      (64,501)        87,803        (43)         (62,315)         (3,053)      (43,460)
                                             --------     ----------       ----         --------        --------      --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               5,409      1,076,086         --           96,317              --        27,074
      Realized gains (losses) on sale of
         investments                          261,449        180,206          1           80,245          (1,243)       55,996
                                             --------     ----------       ----         --------        --------      --------
            Net realized gains (losses)       266,858      1,256,292          1          176,562          (1,243)       83,070
                                             --------     ----------       ----         --------        --------      --------
      Change in unrealized gains (losses)
         on investments                       (53,494)      (563,372)       439          161,737         (20,632)      163,084
                                             --------     ----------       ----         --------        --------      --------
      Net increase (decrease) in net assets
         resulting from operations           $148,863     $  780,723       $397         $275,984        $(24,928)     $202,694
                                             ========     ==========       ====         ========        ========      ========

   The accompanying notes are an integral part of these financial statements.

                                             MSF WESTERN ASSET   MSF WESTERN ASSET
                                              MANAGEMENT HIGH        MANAGEMENT      PIMCO REAL RETURN          PIMCO VIT
                                                 YIELD BOND        U.S.GOVERNMENT        SUBACCOUNT           TOTAL RETURN
                                                 SUBACCOUNT          SUBACCOUNT       (ADMINISTRATIVE          SUBACCOUNT
                                               (CLASS A) (a)         (CLASS A)           CLASS) (a)      (ADMINISTRATIVE CLASS)
                                             -----------------   -----------------   -----------------   ----------------------
INVESTMENT INCOME:
      Dividends                                   $ 9,811             $ 4,035            $ 134,574             $1,279,117
                                                  -------             -------            ---------             ----------
EXPENSES:
      Mortality and expense risk charges              383                 679               49,389                425,166
      Administrative charges                           46                  89                4,278                 39,973
      Equity protection fees                           --                  --                   --                     --
                                                  -------             -------            ---------             ----------
         Total expenses                               429                 768               53,667                465,139
                                                  -------             -------            ---------             ----------
            Net investment income (loss)            9,382               3,267               80,907                813,978
                                                  -------             -------            ---------             ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     841                  --                   --                     --
      Realized gains (losses) on sale of
         investments                               (4,420)             (1,845)            (530,853)               (52,727)
                                                  -------             -------            ---------             ----------
            Net realized gains (losses)            (3,579)             (1,845)            (530,853)               (52,727)
                                                  -------             -------            ---------             ----------
      Change in unrealized gains (losses)
         on investments                            (2,182)               (299)             619,165                991,672
                                                  -------             -------            ---------             ----------
      Net increase (decrease) in net assets
         resulting from operations                $ 3,621             $ 1,123            $ 169,219             $1,752,923
                                                  =======             =======            =========             ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                              PUTNAM VT     PUTNAM VT      PUTNAM VT     VAN KAMPEN                  VAN KAMPEN LIT
                                              DISCOVERY   INTERNATIONAL    SMALL CAP        LIT      VAN KAMPEN LIT     STRATEGIC
                                               GROWTH        EQUITY          VALUE        COMSTOCK     ENTERPRISE        GROWTH
                                             SUBACCOUNT    SUBACCOUNT      SUBACCOUNT    SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
                                             (CLASS IB)  (CLASS IB) (a)  (CLASS IB) (a)  (CLASS II)    (CLASS II)       (CLASS I)
                                             ----------  --------------  --------------  ----------  --------------  --------------
INVESTMENT INCOME:
      Dividends                               $     --      $  28,423     $    37,037     $  19,888      $   153        $    371
                                              --------      ---------     -----------     ---------      -------        --------
EXPENSES:
      Mortality and expense risk charges         3,469          4,375          33,798        16,564        1,267          11,856
      Administrative charges                       402            470           3,253         1,844          146           1,136
      Equity protection fees                        --             --              --            --           --              --
                                              --------      ---------     -----------     ---------      -------        --------
         Total expenses                          3,871          4,845          37,051        18,408        1,413          12,992
                                              --------      ---------     -----------     ---------      -------        --------
            Net investment income (loss)        (3,871)        23,578             (14)        1,480       (1,260)        (12,621)
                                              --------      ---------     -----------     ---------      -------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               27,860        123,043         740,742        27,600           --              --
      Realized gains (losses) on sale of
         investments                            67,894        264,813       1,382,028        31,180        1,443          26,728
                                              --------      ---------     -----------     ---------      -------        --------
            Net realized gains (losses)         95,754        387,856       2,122,770        58,780        1,443          26,728
                                              --------      ---------     -----------     ---------      -------        --------
      Change in unrealized gains (losses)
         on investments                        (54,828)      (332,235)     (1,676,760)     (100,771)       9,492          91,114
                                              --------      ---------     -----------     ---------      -------        --------
      Net increase (decrease) in net assets
         resulting from operations            $ 37,055      $  79,199     $   445,996     $ (40,511)     $ 9,675        $105,221
                                              ========      =========     ===========     =========      =======        ========

   The accompanying notes are an integral part of these financial statements.

                     This page is intentionally left blank.

                METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                             AIM V.I. CORE EQUITY    AMERICAN FUNDS GLOBAL GROWTH     AMERICAN FUNDS GROWTH
                                                 SUBACCOUNT                   SUBACCOUNT                    SUBACCOUNT
                                                 (SERIES I)                    (CLASS 2)                    (CLASS 2)
                                          ------------------------   ----------------------------   -------------------------
                                            2007 (a)     2006 (b)          2007          2006           2007          2006
                                          -----------   ----------     -----------   -----------    -----------   -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)           $    (4,718)  $   (5,610)    $   158,554   $  (161,617)   $  (457,580)  $  (390,937)
   Net realized gains (losses)                150,786        9,117       1,440,274       231,661      3,832,993       527,186
   Change in unrealized gains (losses)
      on investments                          (77,205)      77,205         676,856     2,661,079        663,439     2,818,644
                                          -----------   ----------     -----------   -----------    -----------   -----------
      Net increase (decrease) in net
         assets resulting from
         operations                            68,863       80,712       2,275,684     2,731,123      4,038,852     2,954,893
                                          -----------   ----------     -----------   -----------    -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                           5,380           --         120,522       555,287        256,807     1,531,074
   Transfers from other funding options           120    1,199,802       1,637,063     2,420,135      1,760,437     4,263,077
   Contract charges                                --         (251)         (2,862)       (2,832)        (7,109)       (7,294)
   Contract surrenders                        (11,937)    (218,338)       (738,814)     (456,804)    (1,916,691)   (1,116,063)
   Transfers to other funding options      (1,045,039)     (79,312)     (1,487,034)     (717,946)    (2,336,521)     (964,146)
   Other receipts (payments)                       --           --         (43,288)     (131,139)      (141,987)     (234,405)
                                          -----------   ----------     -----------   -----------    -----------   -----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                      (1,051,476)     901,901        (514,413)    1,666,701     (2,385,064)    3,472,243
                                          -----------   ----------     -----------   -----------    -----------   -----------
      Net increase (decrease) in net
         assets                              (982,613)     982,613       1,761,271     4,397,824      1,653,788     6,427,136
NET ASSETS:
   Beginning of period                        982,613           --      18,129,639    13,731,815     40,003,660    33,576,524
                                          -----------   ----------     -----------   -----------    -----------   -----------
   End of period                          $        --   $  982,613     $19,890,910   $18,129,639    $41,657,448   $40,003,660
                                          ===========   ==========     ===========   ===========    ===========   ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                AMERICAN FUNDS
                                                 GROWTH-INCOME        CREDIT SUISSE TRUST    DREYFUS VIF APPRECIATION
                                                  SUBACCOUNT            EMERGING MARKETS             SUBACCOUNT
                                                   (CLASS 2)               SUBACCOUNT             (INITIAL SHARES)
                                          -------------------------   --------------------   ------------------------
                                              2007         2006        2007 (a)     2006        2007         2006
                                          -----------   -----------   ---------   --------   ---------   ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)           $  (151,307)  $   (91,768)  $  (1,196)  $ (1,937)  $   1,018    $      535
   Net realized gains (losses)              2,228,497     1,118,910     134,055     30,071      42,696        72,429
   Change in unrealized gains
      (losses) on investments                (703,060)    3,802,446    (120,982)    26,882      (7,440)       31,178
                                          -----------   -----------   ---------   --------   ---------    ----------
      Net increase (decrease) in net
         assets resulting from
         operations                         1,374,130     4,829,588      11,877     55,016      36,274       104,142
                                          -----------   -----------   ---------   --------   ---------    ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                         410,261     1,066,440         768        800          --            --
   Transfers from other funding
      options                               2,321,152     4,500,210      84,334     10,369      19,704        38,619
   Contract charges                            (7,640)       (7,885)         --        (85)       (198)         (214)
   Contract surrenders                     (1,996,376)     (897,491)     (6,257)    (2,427)    (26,500)      (67,190)
   Transfers to other funding
      options                              (2,444,307)   (1,262,644)   (330,075)    (6,150)   (124,248)     (404,112)
   Other receipts (payments)                 (154,675)     (270,534)         --        358          --            --
                                          -----------   -----------   ---------   --------   ---------    ----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                      (1,871,585)    3,128,096    (251,230)     2,865    (131,242)     (432,897)
                                          -----------   -----------   ---------   --------   ---------    ----------
      Net increase (decrease) in net
         assets                              (497,455)    7,957,684    (239,353)    57,881     (94,968)     (328,755)
NET ASSETS:
   Beginning of period                     42,426,130    34,468,446     239,353    181,472     721,231     1,049,986
                                          -----------   -----------   ---------   --------   ---------    ----------
   End of period                          $41,928,675   $42,426,130   $      --   $239,353   $ 626,263    $  721,231
                                          ===========   ===========   =========   ========   =========    ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                    DREYFUS VIF DEVELOPING    DWS VIT SMALL CAP         FIDELITY VIP      FIDELITY VIP CONTRAFUND
                                      LEADERS SUBACCOUNT      INDEX SUBACCOUNT     CONTRAFUND SUBACCOUNT         SUBACCOUNT
                                       (INITIAL SHARES)           (CLASS A)           (SERVICE CLASS 2)        (SERVICE CLASS)
                                    ----------------------  --------------------  ----------------------  ------------------------
                                       2007        2006      2007 (a)     2006       2007        2006        2007         2006
                                    ----------  ----------  ---------  ---------  ----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (10,492) $  (18,071) $   1,306  $  (2,618) $  (26,739) $  (15,695) $  (111,613) $   (68,959)
   Net realized gains (losses)         219,512     202,551    126,105    117,772   1,013,902     400,293    3,049,368    1,022,618
   Change in unrealized gains
      (losses) on investments         (390,598)   (143,045)  (110,667)   (55,767)   (476,984)    (98,796)  (1,361,586)     (60,008)
                                    ----------  ----------  ---------  ---------  ----------  ----------  -----------  -----------
      Net increase (decrease) in
         net assets resulting from
         operations                   (181,578)     41,435     16,744     59,387     510,179     285,802    1,576,169      893,651
                                    ----------  ----------  ---------  ---------  ----------  ----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                    4,348       3,999         --         --       6,435      11,249      172,037      703,775
   Transfers from other funding
      options                           84,598      48,924         --         --     286,199     305,176      921,846    1,961,396
   Contract charges                       (375)       (444)        --        (95)       (921)       (999)      (1,990)      (2,106)
   Contract surrenders                 (47,564)   (106,610)    (2,131)   (53,856)   (248,876)   (205,170)    (501,358)    (198,808)
   Transfers to other funding
      options                         (202,939)   (159,987)  (332,470)   (86,011)   (131,259)   (221,491)    (768,574)  (1,100,317)
   Other receipts (payments)           (21,685)         --    (14,236)  (203,754)    (16,322)         --      (30,146)        (566)
                                    ----------  ----------  ---------  ---------  ----------  ----------  -----------  -----------
      Net increase (decrease) in
         net assets resulting from
         contract transactions        (183,617)   (214,118)  (348,837)  (343,716)   (104,744)   (111,235)    (208,185)   1,363,374
                                    ----------  ----------  ---------  ---------  ----------  ----------  -----------  -----------
      Net increase (decrease) in
         net assets                   (365,195)   (172,683)  (332,093)  (284,329)    405,435     174,567    1,367,984    2,257,025
NET ASSETS:
   Beginning of period               1,610,535   1,783,218    332,093    616,422   3,184,158   3,009,591   10,523,415    8,266,390
                                    ----------  ----------  ---------  ---------  ----------  ----------  -----------  -----------
   End of period                    $1,245,340  $1,610,535  $      --  $ 332,093  $3,589,593  $3,184,158  $11,891,399  $10,523,415
                                    ==========  ==========  =========  =========  ==========  ==========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                          FIDELITY VIP DYNAMIC                                   FTVIPT FRANKLIN
                                          CAPITAL APPRECIATION     FIDELITY VIP MID CAP         INCOME SECURITIES
                                                SUBACCOUNT              SUBACCOUNT                 SUBACCOUNT
                                            (SERVICE CLASS 2)        (SERVICE CLASS 2)              (CLASS 2)
                                          --------------------   -------------------------   -----------------------
                                            2007        2006         2007         2006          2007         2006
                                          ---------   --------   -----------   -----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)            $ (4,232)  $ (4,104)  $  (143,276)  $  (159,581)  $   62,021   $   42,292
   Net realized gains (losses)               67,884     16,622     1,251,371     1,223,335       96,372       21,140
   Change in unrealized gains
      (losses) on investments               (45,504)    23,018       264,720       (94,192)    (103,829)     345,878
                                          ---------   --------   -----------   -----------   ----------   ----------
      Net increase (decrease) in net
         assets resulting from
         operations                          18,148     35,536     1,372,815       969,562       54,564      409,310
                                          ---------   --------   -----------   -----------   ----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                           320      1,412        66,868       159,357      267,900      660,566
   Transfers from other funding
      options                                 7,105      6,152       661,759     1,741,489    1,592,899    1,530,241
   Contract charges                             (57)       (52)       (1,959)       (1,960)        (555)        (367)
   Contract surrenders                      (13,538)    (5,150)     (918,850)     (304,482)    (210,108)     (73,301)
   Transfers to other funding
      options                               (80,357)   (13,207)     (581,145)     (692,750)    (380,389)    (171,646)
   Other receipts (payments)                     --     (1,499)       (3,740)      (29,378)     (26,747)        (843)
                                          ---------   --------   -----------   -----------   ----------   ----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                       (86,527)   (12,344)     (777,067)      872,276    1,243,000    1,944,650
                                          ---------   --------   -----------   -----------   ----------   ----------
      Net increase (decrease) in net
         assets                             (68,379)    23,192       595,748     1,841,838    1,297,564    2,353,960
NET ASSETS:
   Beginning of period                      329,160    305,968    10,708,880     8,867,042    3,780,893    1,426,933
                                          ---------   --------   -----------   -----------   ----------   ----------
   End of period                           $260,781   $329,160   $11,304,628   $10,708,880   $5,078,457   $3,780,893
                                          =========   ========   ===========   ===========   ==========   ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                         FTVIPT FRANKLIN         FTVIPT TEMPLETON         FTVIPT TEMPLETON          JANUS ASPEN
                                      SMALL-MID CAP GROWTH      DEVELOPING MARKETS       FOREIGN SECURITIES     GLOBAL LIFE SCIENCES
                                      SECURITIES SUBACCOUNT   SECURITIES SUBACCOUNT          SUBACCOUNT              SUBACCOUNT
                                           (CLASS 2)               (CLASS 2)                 (CLASS 2)            (SERVICE SHARES)
                                    -----------------------  -----------------------  ------------------------  --------------------
                                       2007         2006         2007        2006         2007        2006         2007       2006
                                    ----------   ----------  -----------  ----------  -----------  -----------  ---------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (37,058)  $  (37,108) $    29,410  $  (42,353) $     9,399  $   (61,829) $ (10,809) $(11,034)
   Net realized gains (losses)         231,816       61,791      986,756     179,765      884,548      115,217     59,842    33,064
   Change in unrealized gains
      (losses) on investments          (13,230)     102,248      505,392   1,119,673      568,697    1,698,267     84,312    12,562
                                    ----------   ----------  -----------  ----------  -----------  -----------  ---------  --------
      Net increase (decrease) in
         net assets resulting from
         operations                    181,528      126,931    1,521,558   1,257,085    1,462,644    1,751,655    133,345    34,592
                                    ----------   ----------  -----------  ----------  -----------  -----------  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                       20           --       17,062     425,652       93,237      382,320      3,101       800
   Transfers from other funding
      options                           82,607       90,181    1,310,395   1,260,702    1,027,390    1,490,020     69,748    73,620
   Contract charges                       (456)        (509)      (1,000)     (1,097)      (1,597)      (1,607)      (123)     (145)
   Contract surrenders                (150,692)     (89,449)    (330,800)   (140,456)    (498,162)    (282,779)   (79,492)  (40,948)
   Transfers to other funding
      options                         (187,368)    (279,435)  (1,384,296)   (811,201)    (848,005)    (495,256)   (91,841)  (81,852)
   Other receipts (payments)            (2,454)      (9,129)     125,263      (5,994)     (26,641)     (41,337)    (2,773)       --
                                    ----------   ----------  -----------  ----------  -----------  -----------  ---------  --------
      Net increase (decrease) in
         net assets resulting from
         contract transactions        (258,343)    (288,341)    (263,376)    727,606     (253,778)   1,051,361   (101,380)  (48,525)
                                    ----------   ----------  -----------  ----------  -----------  -----------  ---------  --------
      Net increase (decrease) in
         net assets                    (76,815)    (161,410)   1,258,182   1,984,691    1,208,866    2,803,016     31,965   (13,933)
NET ASSETS:
   Beginning of period               1,966,802    2,128,212    6,415,534   4,430,843   11,097,542    8,294,526    704,173   718,106
                                    ----------   ----------  -----------  ----------  -----------  -----------  ---------  --------
   End of period                    $1,889,987   $1,966,802  $ 7,673,716  $6,415,534  $12,306,408  $11,097,542  $ 736,138  $704,173
                                    ==========   ==========  ===========  ==========  ===========  ===========  =========  ========

   The accompanying notes are an integral part of these financial statements.

                                              JANUS ASPEN            JANUS ASPEN            JANUS ASPEN
                                                GLOBAL                 MID CAP               WORLDWIDE
                                              TECHNOLOGY               GROWTH                 GROWTH
                                              SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                                           (SERVICE SHARES)       (SERVICE SHARES)       (SERVICE SHARES)
                                         --------------------  ----------------------  --------------------
                                            2007       2006       2007       2006         2007       2006
                                         ---------  ---------  ----------  ----------  ---------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (5,455) $  (7,162) $  (20,183) $  (18,641) $  (8,687) $     633
   Net realized gains (losses)              40,207     18,021      42,090      62,919     62,787     21,816
   Change in unrealized gains
      (losses) on investments               52,423     15,999     180,089      62,656     16,653    115,984
                                         ---------  ---------  ----------  ----------  ---------  ---------
      Net increase (decrease) in net
         assets resulting from
         operations                         87,175     26,858     201,996     106,934     70,753    138,433
                                         ---------  ---------  ----------  ----------  ---------  ---------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                          885        822       4,452       4,079     12,756     11,649
   Transfers from other funding
      options                              137,455     47,899     108,605      35,820     77,490      7,885
   Contract charges                           (158)      (162)       (192)       (196)      (310)      (315)
   Contract surrenders                     (22,305)   (32,936)    (21,120)   (109,796)  (149,352)  (109,726)
   Transfers to other funding
      options                             (143,924)  (105,878)     (7,825)    (98,524)  (103,901)   (62,692)
   Other receipts (payments)                    --         --         (88)        542         --        (69)
                                         ---------  ---------  ----------  ----------  ---------  ---------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                      (28,047)   (90,255)     83,832    (168,075)  (163,317)  (153,268)
                                         ---------  ---------  ----------  ----------  ---------  ---------
      Net increase (decrease) in net
         assets                             59,128    (63,397)    285,828     (61,141)   (92,564)   (14,835)
NET ASSETS:
   Beginning of period                     435,781    499,178   1,002,813   1,063,954    924,443    939,278
                                         ---------  ---------  ----------  ----------  ---------  ---------
   End of period                         $ 494,909  $ 435,781  $1,288,641  $1,002,813  $ 831,879  $ 924,443
                                         =========  =========  ==========  ==========  =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             LMPIS PREMIER        LMPVET AGGRESSIVE             LMPVET               LMPVET
                                              SELECTIONS               GROWTH                APPRECIATION         APPRECIATION
                                            ALL CAP GROWTH           SUBACCOUNT               SUBACCOUNT           SUBACCOUNT
                                              SUBACCOUNT             (CLASS I)                (CLASS I)            (CLASS II)
                                         -------------------  ------------------------  ----------------------  ----------------
                                          2007 (a)    2006        2007        2006          2007       2006      2007 (c)   2006
                                         ---------  --------  -----------  -----------  ----------  ----------  ----------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (1,855) $ (6,506) $  (267,842) $  (268,261) $  (53,595) $  (46,814) $   19,076  $--
   Net realized gains (losses)              78,402    13,325      683,969      274,250     782,189     323,380     274,893   --
   Change in unrealized gains
      (losses) on investments              (55,811)    9,538     (418,184)     962,175    (277,265)    553,523    (245,852)  --
                                         ---------  --------  -----------  -----------  ----------  ----------  ----------  ---
      Net increase (decrease) in net
         assets resulting from
         operations                         20,736    16,357       (2,057)     968,164     451,329     830,089      48,117   --
                                         ---------  --------  -----------  -----------  ----------  ----------  ----------  ---
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                           --        --       37,248      589,348      13,099     129,462          --   --
   Transfers from other funding
      options                                  678        87    1,277,265    1,779,508     201,727     164,789   3,782,377   --
   Contract charges                             --      (144)      (3,121)      (3,482)     (1,121)     (1,156)         --   --
   Contract surrenders                        (775)   (4,105)    (877,490)    (583,543)   (454,709)   (398,299)    (11,581)  --
   Transfers to other funding
      options                             (356,066)   (7,324)  (1,818,193)  (1,009,836)   (367,314)    (69,855)    (99,762)  --
   Other receipts (payments)                    (9)       --      (22,466)     (42,523)     (2,407)   (256,001)         --   --
                                         ---------  --------  -----------  -----------  ----------  ----------  ----------  ---
      Net increase (decrease) in net
         assets resulting from contract
         transactions                     (356,172)  (11,486)  (1,406,757)     729,472    (610,725)   (431,060)  3,671,034   --
                                         ---------  --------  -----------  -----------  ----------  ----------  ----------  ---
      Net increase (decrease) in net
         assets                           (335,436)    4,871   (1,408,814)   1,697,636    (159,396)    399,029   3,719,151   --
NET ASSETS:
   Beginning of period                     335,436   330,565   15,617,429   13,919,793   7,065,616   6,666,587          --   --
                                         ---------  --------  -----------  -----------  ----------  ----------  ----------  ---
   End of period                         $      --  $335,436  $14,208,615  $15,617,429  $6,906,220  $7,065,616  $3,719,151  $--
                                         =========  ========  ===========  ===========  ==========  ==========  ==========  ===

   The accompanying notes are an integral part of these financial statements.



                                                                LMPVET DIVIDEND       LMPVET EQUITY INDEX
                                         LMPVET CAPITAL            STRATEGY               SUBACCOUNT
                                           SUBACCOUNT             SUBACCOUNT               (CLASS I)
                                    ------------------------  ------------------  ---------------------------
                                       2007         2006        2007      2006        2007           2006
                                    -----------  -----------  --------  --------  -------------  ------------
INCREASE (DECREASE) IN NET
   ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (331,374) $  (288,249) $   (394) $    912  $  (6,597,996) $ (6,314,725)
   Net realized gains (losses)        1,705,563    1,356,346     7,516     4,986     38,610,820     8,325,340
   Change in unrealized gains
      (losses) on investments        (1,327,248)   1,283,523    25,931   103,003    (20,027,560)   49,389,505
                                    -----------  -----------  --------  --------  -------------  ------------
      Net increase (decrease) in
         net assets resulting from
         operations                      46,941    2,351,620    33,053   108,901     11,985,264    51,400,120
                                    -----------  -----------  --------  --------  -------------  ------------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               73,985      138,300     2,872        --      6,642,121    13,200,988
   Transfers from other funding
      options                           537,105      993,302       893    38,662        217,410            33
   Contract charges                      (4,608)      (5,228)     (133)     (169)      (130,871)     (150,127)
   Contract surrenders               (1,687,645)  (1,076,186)  (13,137)  (12,235)   (23,779,556)  (24,521,679)
   Transfers to other funding
      options                        (2,235,080)  (1,409,486)  (18,153)  (33,032)   (97,671,203)   (5,195,649)
   Other receipts (payments)           (257,900)     (21,744)       --    (7,284)    (6,763,224)   (3,939,388)
                                    -----------  -----------  --------  --------  -------------  ------------
      Net increase (decrease) in
         net assets resulting from
         contract transactions       (3,574,143)  (1,381,042)  (27,658)  (14,058)  (121,485,323)  (20,605,822)
                                    -----------  -----------  --------  --------  -------------  ------------
      Net increase (decrease) in
         net assets                  (3,527,202)     970,578     5,395    94,843   (109,500,059)   30,794,298
NET ASSETS:
   Beginning of period               22,089,087   21,118,509   796,032   701,189    470,099,652   439,305,354
                                    -----------  -----------  --------  --------  -------------  ------------
   End of period                    $18,561,885  $22,089,087  $801,427  $796,032  $ 360,599,593  $470,099,652
                                    ===========  ===========  ========  ========  =============  ============

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                                                                     LMPVET
                                                               LMPVET FUNDAMENTAL                                 INTERNATIONAL
                                     LMPVET EQUITY INDEX              VALUE                   LMPVET                 ALL CAP
                                         SUBACCOUNT                SUBACCOUNT              GLOBAL EQUITY           OPPORTUNITY
                                          (CLASS II)                (CLASS I)               SUBACCOUNT             SUBACCOUNT
                                    ----------------------  -----------------------  ------------------------  -------------------
                                       2007        2006        2007         2006        2007          2006        2007      2006
                                    ----------  ----------  -----------  ----------  -----------  -----------  ---------  --------
INCREASE (DECREASE) IN NET
   ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (13,240) $  (25,108) $   (53,232) $  (20,551) $  (155,817) $   (77,891) $  (2,093) $  2,131
   Net realized gains (losses)         553,066     211,744      908,102     543,073      705,013      418,271    193,018    20,413
   Change in unrealized gains
      (losses) on investments         (301,065)    632,637   (1,134,062)    734,787     (232,332)     893,573   (173,353)   52,622
                                    ----------  ----------  -----------  ----------  -----------  -----------  ---------  --------
      Net increase (decrease) in
         net assets resulting from
         operations                    238,761     819,273     (279,192)  1,257,309      316,864    1,233,953     17,572    75,166
                                    ----------  ----------  -----------  ----------  -----------  -----------  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              43,158     218,857        5,971     207,041      184,933       92,110         --        --
   Transfers from other funding
      options                          610,483     354,581    6,404,901     354,371      129,995      980,780         --        --
   Contract charges                       (884)     (1,024)      (2,987)     (1,872)      (2,647)      (3,019)       (55)      (59)
   Contract surrenders                (210,139)   (240,697)    (790,032)   (462,148)    (439,310)    (555,842)   (11,892)  (12,749)
   Transfers to other funding
      options                         (718,032)   (660,315)  (1,436,703)   (675,087)    (352,209)    (645,579)        --   (29,153)
   Other receipts (payments)           (10,238)    (17,791)     (48,025)   (185,732)     (19,666)    (531,478)        --        --
                                    ----------  ----------  -----------  ----------  -----------  -----------  ---------  --------
      Net increase (decrease) in
         net assets resulting from
         contract transactions        (285,652)   (346,389)   4,133,125    (763,427)    (498,904)    (663,028)   (11,947)  (41,961)
                                    ----------  ----------  -----------  ----------  -----------  -----------  ---------  --------
      Net increase (decrease) in
         net assets                    (46,891)    472,884    3,853,933     493,882     (182,040)     570,925      5,625    33,205
NET ASSETS:
   Beginning of period               7,002,148   6,529,264    9,304,781   8,810,899   10,858,559   10,287,634    368,661   335,456
                                    ----------  ----------  -----------  ----------  -----------  -----------  ---------  --------
   End of period                    $6,955,257  $7,002,148  $13,158,714  $9,304,781  $10,676,519  $10,858,559  $ 374,286  $368,661
                                    ==========  ==========  ===========  ==========  ===========  ===========  =========  ========

   The accompanying notes are an integral part of these financial statements.

                                             LMPVET INVESTORS       LMPVET LARGE CAP GROWTH     LMPVET MID CAP CORE
                                                SUBACCOUNT                 SUBACCOUNT                SUBACCOUNT
                                                (CLASS I)                  (CLASS I)                 (CLASS I)
                                          -----------------------   -----------------------   -----------------------
                                             2007         2006         2007         2006         2007         2006
                                          ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)           $  (14,541)  $    2,374   $  (78,945)  $  (69,645)  $  (42,422)  $  (33,929)
   Net realized gains (losses)               342,621      226,753      147,221       86,995      672,343      443,822
   Change in unrealized gains
      (losses) on investments               (254,408)     393,715       83,272      104,348     (445,299)     (24,491)
                                          ----------   ----------   ----------   ----------   ----------   ----------
      Net increase (decrease) in net
         assets resulting from
         operations                           73,672      622,842      151,548      121,698      184,622      385,402
                                          ----------   ----------   ----------   ----------   ----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                          4,709       81,747       37,341      143,101          550        1,537
   Transfers from other funding
      options                              1,456,834      139,432      697,944      528,364       20,260       75,932
   Contract charges                           (1,000)        (693)        (869)        (882)        (631)        (652)
   Contract surrenders                      (346,501)    (308,993)    (326,969)     (98,043)    (230,387)     (59,269)
   Transfers to other funding
      options                               (410,408)    (156,762)    (434,953)    (740,372)    (163,760)    (119,841)
   Other receipts (payments)                 (49,082)         180      (15,775)     (36,372)     (16,145)         253
                                          ----------   ----------   ----------   ----------   ----------   ----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                        654,552     (245,089)     (43,281)    (204,204)    (390,113)    (102,040)
                                          ----------   ----------   ----------   ----------   ----------   ----------
      Net increase (decrease) in net
         assets                              728,224      377,753      108,267      (82,506)    (205,491)     283,362
NET ASSETS:
   Beginning of period                     4,232,795    3,855,042    4,532,313    4,614,819    3,319,211    3,035,849
                                          ----------   ----------   ----------   ----------   ----------   ----------
   End of period                          $4,961,019   $4,232,795   $4,640,580   $4,532,313   $3,113,720   $3,319,211
                                          ==========   ==========   ==========   ==========   ==========   ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                            LMPVET MULTIPLE           LMPVET SMALL
                                            DISCIPLINE LARGE           CAP GROWTH              LMPVET           LMPVPI ALL CAP
                                          CAP GROWTH AND VALUE         SUBACCOUNT         SOCIAL AWARENESS        SUBACCOUNT
                                               SUBACCOUNT               (CLASS I)            SUBACCOUNT            (CLASS I)
                                        -----------------------  ----------------------  -----------------  ------------------------
                                          2007 (d)      2006        2007        2006       2007     2006      2007 (a)       2006
                                        -----------  ----------  ----------  ----------  -------  --------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $   (47,128) $  (44,667) $  (69,800) $  (45,117) $     5  $   (280) $   (12,670) $  (14,912)
   Net realized gains (losses)              580,140     120,098     385,220     186,679    4,654       879    1,853,852     453,889
   Change in unrealized gains
      (losses) on investments              (461,139)    306,674     (89,239)    131,080   (2,158)    1,058   (1,543,754)    474,324
                                        -----------  ----------  ----------  ----------  -------  --------  -----------  ----------
      Net increase (decrease) in net
         assets resulting from
         operations                          71,873     382,105     226,181     272,642    2,501     1,657      297,428     913,301
                                        -----------  ----------  ----------  ----------  -------  --------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                           394      40,842       7,729      27,710       --        --        4,034      18,949
   Transfers from other funding
      options                                51,294     258,397   1,959,939     108,827    2,367     6,000        1,488      35,451
   Contract charges                            (775)       (887)       (734)       (442)      (3)       (8)          (1)     (1,607)
   Contract surrenders                     (164,577)   (156,564)   (279,314)   (192,573)    (163)      (19)     (99,453)   (593,305)
   Transfers to other funding
      options                            (4,151,278)    (69,856)   (107,363)    (87,420)      --   (11,612)  (6,311,681)   (219,769)
   Other receipts (payments)                     --          --     (14,801)         --       --        --      (26,739)    (33,560)
                                        -----------  ----------  ----------  ----------  -------  --------  -----------  ----------
      Net increase (decrease) in net
         assets resulting from
         contract transactions           (4,264,942)     71,932   1,565,456    (143,898)   2,201    (5,639)  (6,432,352)   (793,841)
                                        -----------  ----------  ----------  ----------  -------  --------  -----------  ----------
      Net increase (decrease) in net
         assets                          (4,193,069)    454,037   1,791,637     128,744    4,702    (3,982)  (6,134,924)    119,460
NET ASSETS:
   Beginning of period                    4,193,069   3,739,032   2,649,805   2,521,061   24,869    28,851    6,134,924   6,015,464
                                        -----------  ----------  ----------  ----------  -------  --------  -----------  ----------
   End of period                        $        --  $4,193,069  $4,441,442  $2,649,805  $29,571  $ 24,869  $        --  $6,134,924
                                        ===========  ==========  ==========  ==========  =======  ========  ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                          LMPVPII GROWTH AND     LMPVPV SMALL CAP        LMPVPI LARGE CAP
                                                INCOME                GROWTH                  GROWTH
                                              SUBACCOUNT           OPPORTUNITIES            SUBACCOUNT
                                              (CLASS I)             SUBACCOUNT              (CLASS I)
                                         -------------------  -----------------------  --------------------
                                          2007 (a)    2006      2007 (a)      2006      2007 (a)    2006
                                         ---------  --------  -----------  ----------  ---------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $    (777) $ (1,936) $   (10,483) $  (32,897) $  (2,416) $  (8,986)
   Net realized gains (losses)              52,392     2,878      241,280     141,804    120,591     26,283
   Change in unrealized gains
      (losses) on investments              (44,007)   16,732     (114,023)     67,141    (96,401)   (18,864)
                                         ---------  --------  -----------  ----------  ---------  ---------
      Net increase (decrease) in net
         assets resulting from
         operations                          7,608    17,674      116,774     176,048     21,774     (1,567)
                                         ---------  --------  -----------  ----------  ---------  ---------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                           --        --        3,343      33,398          5         --
   Transfers from other funding
      options                                   --        --       13,339     184,014     39,841     34,784
   Contract charges                             (4)      (46)          --        (310)        (4)      (139)
   Contract surrenders                      (1,912)   (5,476)     (11,936)   (111,094)    (5,014)   (69,622)
   Transfers to other funding
      options                             (185,672)       --   (1,881,118)    (93,734)  (520,596)  (134,736)
   Other receipts (payments)                    (4)       --          476     (13,112)        --         --
                                         ---------  --------  -----------  ----------  ---------  ---------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                     (187,592)   (5,522)  (1,875,896)       (838)  (485,768)  (169,713)
                                         ---------  --------  -----------  ----------  ---------  ---------
      Net increase (decrease) in net
         assets                           (179,984)   12,152   (1,759,122)    175,210   (463,994)  (171,280)
NET ASSETS:
   Beginning of period                     179,984   167,832    1,759,122   1,583,912    463,994    635,274
                                         ---------  --------  -----------  ----------  ---------  ---------
   End of period                         $      --  $179,984  $        --  $1,759,122  $      --  $ 463,994
                                         =========  ========  ===========  ==========  =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                          LMPVPII AGGRESSIVE      LMPVET CAPITAL AND             LMPVIT
                                                GROWTH                  INCOME               ADJUSTABLE RATE
                                              SUBACCOUNT              SUBACCOUNT                 INCOME
                                               (CLASS I)              (CLASS II)               SUBACCOUNT
                                         --------------------  ------------------------  ----------------------
                                          2007 (a)     2006       2007         2006         2007        2006
                                         ----------  --------  -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $   (2,285) $ (6,333) $  (172,561) $   (78,026) $   78,015  $   84,086
   Net realized gains (losses)              131,113     3,226    3,646,007      779,130        (381)         28
   Change in unrealized gains
      (losses) on investments              (113,398)   40,074   (2,754,617)   1,042,932     (87,783)    (25,544)
                                         ----------  --------  -----------  -----------  ----------  ----------
      Net increase (decrease) in net
         assets resulting from
         operations                          15,430    36,967      718,829    1,744,036     (10,149)     58,570
                                         ----------  --------  -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                            --        --       71,393      695,416       9,381     251,010
   Transfers from other funding
      options                                    --    63,675      182,062      654,245     659,274     625,132
   Contract charges                             (16)     (134)      (3,955)      (4,465)       (192)       (283)
   Contract surrenders                      (16,054)   (8,495)    (913,093)    (732,777)   (260,541)    (79,392)
   Transfers to other funding
      options                              (455,902)       --   (1,109,994)    (704,832)   (527,576)   (103,280)
   Other receipts (payments)                    (11)       --     (156,329)      (9,081)      2,048          --
                                         ----------  --------  -----------  -----------  ----------  ----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                      (471,983)   55,046   (1,929,916)    (101,494)   (117,606)    693,187
                                         ----------  --------  -----------  -----------  ----------  ----------
      Net increase (decrease) in net
         assets                            (456,553)   92,013   (1,211,087)   1,642,542    (127,755)    751,757
NET ASSETS:
   Beginning of period                      456,553   364,540   22,297,905   20,655,363   2,877,822   2,126,065
                                         ----------  --------  -----------  -----------  ----------  ----------
   End of period                         $       --  $456,553  $21,086,818  $22,297,905  $2,750,067  $2,877,822
                                         ==========  ========  ===========  ===========  ==========  ==========

                                           LMPVIT DIVERSIFIED
                                                STRATEGIC
                                                 INCOME
                                               SUBACCOUNT
                                         ----------------------
                                            2007        2006
                                         ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  102,609  $  126,847
   Net realized gains (losses)               (6,024)     (6,884)
   Change in unrealized gains
      (losses) on investments               (91,923)    (15,497)
                                         ----------  ----------
      Net increase (decrease) in net
         assets resulting from
         operations                           4,662     104,466
                                         ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                            --          --
   Transfers from other funding
      options                                33,797      66,856
   Contract charges                            (319)       (377)
   Contract surrenders                     (119,989)   (158,354)
   Transfers to other funding
      options                               (16,217)   (176,670)
   Other receipts (payments)                 (2,019)         --
                                         ----------  ----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                      (104,747)   (268,545)
                                         ----------  ----------
      Net increase (decrease) in net
         assets                            (100,085)   (164,079)
NET ASSETS:
   Beginning of period                    3,019,461   3,183,540
                                         ----------  ----------
   End of period                         $2,919,376  $3,019,461
                                         ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                           LMPVIT HIGH INCOME      LMPVIT MONEY MARKET     LMPVPIII LARGE CAP VALUE
                                               SUBACCOUNT               SUBACCOUNT                SUBACCOUNT
                                         ----------------------  ------------------------  ------------------------
                                            2007        2006         2007         2006       2007 (a)       2006
                                         ----------  ----------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  348,310  $  303,888  $   253,811  $   187,327  $    (1,452)  $   (3,206)
   Net realized gains (losses)              (16,495)    (12,729)          --           --      308,495       34,271
   Change in unrealized gains
      (losses) on investments              (407,894)    140,717           --           --     (239,135)     161,840
                                         ----------  ----------  -----------  -----------  -----------   ----------
      Net increase (decrease) in net
         assets resulting from
         operations                         (76,079)    431,876      253,811      187,327       67,908      192,905
                                         ----------  ----------  -----------  -----------  -----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                        25,720      85,593           --      154,176           --           --
   Transfers from other funding options     440,551     630,328    7,261,095    2,872,255           64          319
   Contract charges                            (729)       (833)      (1,434)      (1,461)          (2)        (358)
   Contract surrenders                     (326,454)   (416,900)  (1,413,243)    (153,261)     (15,511)     (41,823)
   Transfers to other funding
      options                              (408,499)   (382,015)  (2,052,454)  (1,513,169)  (1,386,456)     (22,464)
   Other receipts (payments)                (11,435)    (33,286)     (19,346)    (498,180)         (47)          --
                                         ----------  ----------  -----------  -----------  -----------   ----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                      (280,846)   (117,113)   3,774,618      860,360   (1,401,952)     (64,326)
                                         ----------  ----------  -----------  -----------  -----------   ----------
      Net increase (decrease) in net
         assets                            (356,925)    314,763    4,028,429    1,047,687   (1,334,044)     128,579
NET ASSETS:
   Beginning of period                    5,158,946   4,844,183    7,195,055    6,147,368    1,334,044    1,205,465
                                         ----------  ----------  -----------  -----------  -----------   ----------
   End of period                         $4,802,021  $5,158,946  $11,223,484  $ 7,195,055  $        --   $1,334,044
                                         ==========  ==========  ===========  ===========  ===========   ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                                       MIST BATTERYMARCH
                                   LORD ABBETT GROWTH AND    LORD ABBETT MID-CAP         MID-CAP STOCK        MIST BLACKROCK HIGH
                                     INCOME SUBACCOUNT         VALUE SUBACCOUNT           SUBACCOUNT           YIELD SUBACCOUNT
                                         (CLASS VC)               (CLASS VC)              (CLASS A)                (CLASS A)
                                  -----------------------  -----------------------  ----------------------  ----------------------
                                    2007 (a)      2006       2007 (a)      2006        2007      2006 (b)      2007      2006 (b)
                                  -----------  ----------  -----------  ----------  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET
   ASSETS:
FROM OPERATIONS:
   Net investment income (loss)   $   (33,266) $  (28,701) $   (45,658) $  (93,637) $  (14,797) $  (12,347) $  179,013  $  (19,711)
   Net realized gains (losses)        813,416     203,757    1,165,648     610,863     149,276     (12,314)      2,651       1,080
   Change in unrealized gains
      (losses) on investments        (566,013)    554,425     (373,114)    186,864     (76,726)    (36,589)   (160,501)    122,300
                                  -----------  ----------  -----------  ----------  ----------  ----------  ----------  ----------
      Net increase (decrease) in
         net assets resulting
         from operations              214,137     729,481      746,876     704,090      57,753     (61,250)     21,163     103,669
                                  -----------  ----------  -----------  ----------  ----------  ----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             12,830      19,084        9,087     253,121       3,239          --          --          --
   Transfers from other funding
      options                          23,088     468,130      123,244     894,806     131,108   1,415,399     536,697   2,406,523
   Contract charges                        (3)       (954)          --      (1,325)       (309)       (317)       (250)       (295)
   Contract surrenders                (28,032)   (121,266)     (47,095)   (234,891)    (87,271)   (113,613)    (62,007)    (71,290)
   Transfers to other funding      (5,818,738)   (233,059)  (8,363,142)   (490,112)    (72,674)    (69,844)   (542,959)   (330,902)
      options
   Other receipts (payments)               --     (16,660)      12,272     (31,337)     (6,312)         --     (29,711)         --
                                  -----------  ----------  -----------  ----------  ----------  ----------  ----------  ----------
      Net increase (decrease) in
         net assets resulting
         from contract
         transactions              (5,810,855)    115,275   (8,265,634)    390,262     (32,219)  1,231,625     (98,230)  2,004,036
                                  -----------  ----------  -----------  ----------  ----------  ----------  ----------  ----------
      Net increase (decrease) in
         net assets                (5,596,718)    844,756   (7,518,758)  1,094,352      25,534   1,170,375     (77,067)  2,107,705
NET ASSETS:
   Beginning of period              5,596,718   4,751,962    7,518,758   6,424,406   1,170,375          --   2,107,705          --
                                  -----------  ----------  -----------  ----------  ----------  ----------  ----------  ----------
   End of period                  $        --  $5,596,718  $        --  $7,518,758  $1,195,909  $1,170,375  $2,030,638  $2,107,705
                                  ===========  ==========  ===========  ==========  ==========  ==========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                      MIST BLACKROCK LARGE-CAP CORE  MIST BLACKROCK LARGE-CAP CORE  MIST DREMAN SMALL-CAP VALUE
                                                SUBACCOUNT                     SUBACCOUNT                    SUBACCOUNT
                                                (CLASS E)                      (CLASS A)                      (CLASS A)
                                      -----------------------------  -----------------------------  ---------------------------
                                              2007 (c)   2006             2007 (a)     2006 (b)           2007    2006 (b)
                                             ----------  ----           -----------  -----------        --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)              $  (15,261)  $--           $     1,918  $  (13,642)        $ (6,518) $   (682)
   Net realized gains (losses)                    2,621    --               139,705        (920)           5,268       610
   Change in unrealized gains
      (losses) on investments                     7,987    --               (82,020)     82,020          (13,310)   12,968
                                             ----------   ---           -----------  ----------         --------  --------
      Net increase (decrease) in net
         assets resulting from
         operations                              (4,653)   --                59,603      67,458          (14,560)   12,896
                                             ----------   ---           -----------  ----------         --------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                            21,355    --                    --      17,431           15,701        --
   Transfers from other funding
      options                                 1,491,655    --                 5,804   1,274,993          316,953   185,478
   Contract charges                                (216)   --                    (5)       (227)             (39)      (13)
   Contract surrenders                         (100,186)   --               (10,943)    (59,478)          (7,301)       --
   Transfers to other funding
      options                                   (13,157)   --            (1,302,692)    (53,296)         (32,416)  (12,778)
   Other receipts (payments)                         --    --                 1,352          --           (1,331)       --
                                             ----------   ---           -----------  ----------         --------  --------
      Net increase (decrease) in net
         assets resulting from
         contract transactions                1,399,451    --            (1,306,484)  1,179,423          291,567   172,687
                                             ----------   ---           -----------  ----------         --------  --------
      Net increase (decrease) in net
         assets                               1,394,798    --            (1,246,881)  1,246,881          277,007   185,583
NET ASSETS:
   Beginning of period                               --    --             1,246,881          --          185,583        --
                                             ----------   ---           -----------  ----------         --------  --------
   End of period                             $1,394,798   $--           $        --  $1,246,881         $462,590  $185,583
                                             ==========   ===           ===========  ==========         ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                        MIST HARRIS OAKMARK                                                MIST LEGG MASON PARTNERS
                                           INTERNATIONAL         MIST JANUS FORTY     MIST LAZARD MID-CAP       MANAGED ASSETS
                                            SUBACCOUNT              SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                                             (CLASS A)               (CLASS A)             (CLASS B)              (CLASS A)
                                      ----------------------  ----------------------  -------------------  ------------------------
                                         2007      2006 (b)       2007     2006 (b)    2007 (c)    2006        2007       2006 (b)
                                      ----------  ----------  ----------  ----------  ---------  --------  ------------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  (42,056) $  (43,423) $  (29,104) $  (17,574)  $ (1,517)   $--       $  2,101     $ (1,737)
   Net realized gains (losses)           366,812         788     326,041      (4,565)      (382)    --         18,629          326
   Change in unrealized gains
      (losses) on investments           (471,142)    397,022     251,984      65,526    (15,887)    --        (10,220)      11,997
                                      ----------  ----------  ----------  ----------   --------    ---       --------     --------
      Net increase (decrease) in net
         assets resulting from
         operations                     (146,386)    354,387     548,921      43,387    (17,786)    --         10,510       10,586
                                      ----------  ----------  ----------  ----------   --------    ---       --------     --------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                     42,946      25,197     101,396      12,463         --     --             --           --
   Transfers from other funding
      options                            985,132   3,749,350     548,071   1,822,717    150,013     --         38,095      197,294
   Contract charges                         (672)       (593)       (432)       (444)       (38)    --            (96)         (93)
   Contract surrenders                  (174,074)    (28,655)    (84,793)    (27,373)    (6,471)    --         (5,112)      (3,710)
   Transfers to other funding
      options                           (405,236)   (167,114)   (157,502)    (93,935)      (109)    --         (3,332)      (4,400)
   Other receipts (payments)             (23,431)     (6,330)         --        (279)        --     --             --           --
                                      ----------  ----------  ----------  ----------   --------    ---       --------     --------
      Net increase (decrease) in net
         assets resulting from
         contract transactions           424,665   3,571,855     406,740   1,713,149    143,395     --         29,555      189,091
                                      ----------  ----------  ----------  ----------   --------    ---       --------     --------
      Net increase (decrease) in net
         assets                          278,279   3,926,242     955,661   1,756,536    125,609     --         40,065      199,677
NET ASSETS:
   Beginning of period                 3,926,242          --   1,756,536          --         --     --        199,677           --
                                      ----------  ----------  ----------  ----------   --------    ---       --------     --------
   End of period                      $4,204,521  $3,926,242  $2,712,197  $1,756,536   $125,609    $--       $239,742     $199,677
                                      ==========  ==========  ==========  ==========   ========    ===       ========     ========

   The accompanying notes are an integral part of these financial statements.

                                            MIST LORD ABBETT         MIST LORD ABBETT
                                             BOND DEBENTURE          GROWTH AND INCOME      MIST LORD ABBETT MID-CAP VALUE
                                               SUBACCOUNT               SUBACCOUNT                    SUBACCOUNT
                                                (CLASS A)                (CLASS B)                    (CLASS B)
                                         ----------------------  -------------------------  ------------------------------
                                            2007      2006 (b)       2007        2006 (b)           2007       2006
                                         ----------  ----------  ------------  -----------       ----------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $   66,967  $  (18,626)  $  (171,333) $  (123,500)      $ (100,173) $ (1,242)
   Net realized gains (losses)               20,968       2,322       578,218        4,485           27,684       (14)
   Change in unrealized gains
      (losses) on investments                 1,946      98,607      (320,812)     849,474         (749,843)   15,748
                                         ----------  ----------   -----------  -----------       ----------  --------
      Net increase (decrease) in net
         assets resulting from
         operations                          89,881      82,303        86,073      730,459         (822,332)   14,492
                                         ----------  ----------   -----------  -----------       ----------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                           800          --       124,189      141,047           85,166    22,242
   Transfers from other funding
      options                                92,831   2,136,630     6,288,092   10,470,541        8,702,261   136,786
   Contract charges                            (246)       (263)       (2,325)      (1,597)          (1,294)      (10)
   Contract surrenders                      (88,492)   (201,955)     (576,339)    (143,928)        (226,677)     (212)
   Transfers to other funding
      options                              (139,134)   (249,721)   (1,063,435)    (506,716)        (489,609)   (4,371)
   Other receipts (payments)                (15,354)     (4,884)      (34,353)     (11,422)         (21,266)       --
                                         ----------  ----------   -----------  -----------       ----------  --------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                      (149,595)  1,679,807     4,735,829    9,947,925        8,048,581   154,435
                                         ----------  ----------   -----------  -----------       ----------  --------
      Net increase (decrease) in net
         assets                             (59,714)  1,762,110     4,821,902   10,678,384        7,226,249   168,927
NET ASSETS:
   Beginning of period                    1,762,110          --    10,678,384           --          168,927        --
                                         ----------  ----------   -----------  -----------       ----------  --------
   End of period                         $1,702,396  $1,762,110   $15,500,286  $10,678,384       $7,395,176  $168,927
                                         ==========  ==========   ===========  ===========       ==========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                                                                        MIST MFS
                                              MIST MET/AIM       MIST MET/AIM SMALL CAP  MIST MFS EMERGING MARKETS      RESEARCH
                                          CAPITAL APPRECIATION           GROWTH                   EQUITY              INTERNATIONAL
                                               SUBACCOUNT              SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                               (CLASS A)               (CLASS A)                 (CLASS A)              (CLASS B)
                                         ----------------------  ----------------------  -------------------------  ----------------
                                            2007      2006 (b)      2007      2006 (b)         2007 (c)  2006        2007 (c)   2006
                                         ----------  ----------  ----------  ----------        --------  ----       ----------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (34,694) $  (20,820)  $ (3,451)   $ (1,538)        $ (3,821)  $--       $  (12,093)  $--
   Net realized gains (losses)                  602     230,591      4,311       1,518            3,091    --            1,187    --
   Change in unrealized gains
      (losses) on investments               231,466    (245,521)    13,320       2,517           85,274    --           60,349    --
                                         ----------  ----------   --------    --------         --------   ---       ----------   ---
      Net increase (decrease) in net
         assets resulting from
         operations                         197,374     (35,750)    14,180       2,497           84,544    --           49,443    --
                                         ----------  ----------   --------    --------         --------   ---       ----------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                         6,067          --      1,280          --               --    --               --    --
   Transfers from other funding
      options                                 1,048   2,238,519     75,279     152,784          377,154    --        1,253,020    --
   Contract charges                            (305)       (334)       (29)        (12)            (111)   --             (263)   --
   Contract surrenders                      (42,860)   (143,230)    (3,436)         (4)         (14,486)   --          (12,984)   --
   Transfers to other funding
      options                               (82,457)    (83,026)   (15,909)    (14,726)          (7,874)   --          (46,037)   --
                                            (27,095)         --         --          --               --    --               --    --
                                         ----------  ----------   --------    --------         --------   ---       ----------   ---
   Other receipts (payments)
      Net increase (decrease) in net
         assets resulting from contract
         transactions                      (145,602)  2,011,929     57,185     138,042          354,683    --        1,193,736    --
                                         ----------  ----------   --------    --------         --------   ---       ----------   ---
      Net increase (decrease) in net
         assets                              51,772   1,976,179     71,365     140,539          439,227    --        1,243,179    --
NET ASSETS:
   Beginning of period                    1,976,179          --    140,539          --               --    --               --    --
                                         ----------  ----------   --------    --------         --------   ---       ----------   ---
   End of period                         $2,027,951  $1,976,179   $211,904    $140,539         $439,227   $--       $1,243,179   $--
                                         ==========  ==========   ========    ========         ========   ===       ==========   ===

   The accompanying notes are an integral part of these financial statements.

                                                                  MIST NEUBERGER BERMAN   MIST PIMCO INFLATION
                                             MIST MFS VALUE            REAL ESTATE           PROTECTED BOND
                                               SUBACCOUNT               SUBACCOUNT             SUBACCOUNT
                                               (CLASS A)                (CLASS A)              (CLASS A)
                                         ----------------------  -----------------------  --------------------
                                            2007      2006 (b)       2007      2006 (b)      2007 (c)   2006
                                         ----------  ----------  -----------  ----------   -----------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (84,727) $   (1,447) $   (20,808) $  (38,970)  $  (110,885) $--
   Net realized gains (losses)              136,013     180,691      358,460      21,252        34,027   --
   Change in unrealized gains
      (losses) on investments               191,588     221,324   (1,025,872)    728,770       590,585   --
                                         ----------  ----------  -----------  ----------   -----------  ---
      Net increase (decrease) in net
         assets resulting from
         operations                         242,874     400,568     (688,220)    711,052       513,727   --
                                         ----------  ----------  -----------  ----------   -----------  ---
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                        28,962      33,923       90,230         357        54,548   --
   Transfers from other funding
      options                               320,015   4,115,866      598,996   3,789,952     9,871,702   --
   Contract charges                            (611)       (523)        (768)       (843)       (1,294)  --
   Contract surrenders                     (137,727)   (139,261)    (144,123)    (83,348)     (372,518)  --
   Transfers to other funding
      options                              (356,536)   (166,182)    (562,959)   (294,551)   (1,389,945)  --
   Other receipts (payments)                (27,891)        327      (15,447)    (26,383)       (7,519)  --
                                         ----------  ----------  -----------  ----------   -----------  ---
      Net increase (decrease) in net
         assets resulting from contract
         transactions                      (173,788)  3,844,150      (34,071)  3,385,184     8,154,974   --
                                         ----------  ----------  -----------  ----------   -----------  ---
      Net increase (decrease) in net
         assets                              69,086   4,244,718     (722,291)  4,096,236     8,668,701   --
NET ASSETS:
   Beginning of period                    4,244,718          --    4,096,236          --            --   --
                                         ----------  ----------  -----------  ----------   -----------  ---
   End of period                         $4,313,804  $4,244,718  $ 3,373,945  $4,096,236   $ 8,668,701  $--
                                         ==========  ==========  ===========  ==========   ===========  ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                          MIST PIONEER FUND  MIST PIONEER MID-CAP VALUE
                                             SUBACCOUNT              SUBACCOUNT
                                              (CLASS A)              (CLASS A)
                                         ------------------  --------------------------
                                           2007    2006 (b)      2007 (a)    2006 (b)
                                         --------  --------     ---------   ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $ (7,450) $ (8,623)    $    (245)  $ (1,082)
   Net realized gains (losses)              7,995        35        15,855      1,539
   Change in unrealized gains
      (losses) on investments
                                           19,525    54,781        (6,046)     6,047
      Net increase (decrease) in net
         assets resulting from
         operations                        20,070    46,193         9,564      6,504
                                         --------  --------     ---------   --------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                       1,511       382            --      3,254
   Transfers from other funding
      options                              11,419   664,464        26,634    120,168
   Contract charges                          (166)     (207)           --        (18)
   Contract surrenders                    (42,883)  (11,783)       (2,518)       (36)
   Transfers to other funding
      options                             (15,107)  (14,299)     (159,596)    (3,953)
   Other receipts (payments)               (4,136)       --            (3)        --
                                         --------  --------     ---------   --------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                     (49,362)  638,557      (135,483)   119,415
                                         --------  --------     ---------   --------
      Net increase (decrease) in net
         assets                           (29,292)  684,750      (125,919)   125,919
NET ASSETS:
   Beginning of period                    684,750        --       125,919         --
                                         --------  --------     ---------   --------
   End of period                         $655,458  $684,750     $      --   $125,919
                                         ========  ========     =========   ========

                                                                        MIST THIRD AVENUE SMALL CAP
                                         MIST PIONEER STRATEGIC INCOME             VALUE
                                                   SUBACCOUNT                    SUBACCOUNT
                                                   (CLASS A)                      (CLASS B)
                                         -----------------------------  ---------------------------
                                              2007          2006 (b)         2007         2006 (b)
                                         --------------  -------------  --------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)            $  (65,004)     $  190,628     $  (108,315)   $  (27,779)
   Net realized gains (losses)                 30,568           8,752         217,297        (2,201)
   Change in unrealized gains
      (losses) on investments
                                              310,048         (18,198)       (962,323)      118,682
      Net increase (decrease) in net
         assets resulting from
         operations                           275,612         181,182        (853,341)       88,702
                                           ----------      ----------     -----------    ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                         167,762          74,972          29,038        19,070
   Transfers from other funding
      options                                 910,754       5,830,307       7,582,928     3,868,904
   Contract charges                              (694)           (682)         (1,584)         (243)
   Contract surrenders                       (530,635)       (135,824)       (279,509)      (38,278)
   Transfers to other funding
      options                                (601,534)       (328,325)     (1,041,109)      (89,528)
   Other receipts (payments)                  (90,891)             (2)        (22,946)          320
                                           ----------      ----------     -----------    ----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                        (145,238)      5,440,446       6,266,818     3,760,245
                                           ----------      ----------     -----------    ----------
      Net increase (decrease) in net
         assets                               130,374       5,621,628       5,413,477     3,848,947
NET ASSETS:
   Beginning of period                      5,621,628              --       3,848,947            --
                                           ----------      ----------     -----------    ----------
   End of period                           $5,752,002      $5,621,628     $ 9,262,424    $3,848,947
                                           ==========      ==========     ===========    ==========

   The accompanying notes are an integral part of these financial statements.

                                         MSF BLACKROCK AGGRESSIVE
                                                 GROWTH            MSF BLACKROCK BOND INCOME  MSF BLACKROCK BOND INCOME
                                               SUBACCOUNT                  SUBACCOUNT                 SUBACCOUNT
                                                (CLASS D)                   (CLASS A)                 (CLASS E)
                                         ------------------------  -------------------------  -------------------------
                                            2007       2006 (b)       2007        2006 (b)       2007        2006 (b)
                                         ----------  ------------  ----------  -------------  ----------  -------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (36,304) $  (24,708)   $   74,252   $  (40,975)   $   47,248   $  (44,085)
   Net realized gains (losses)               21,946     (18,183)       25,772        7,668        29,452        3,098
   Change in unrealized gains
      (losses) on investments               399,459     (25,199)       79,736      192,496        94,131      172,427
                                         ----------  ----------    ----------   ----------    ----------   ----------
      Net increase (decrease) in net
         assets resulting from
         operations                         385,101     (68,090)      179,760      159,189       170,831      131,440
                                         ----------  ----------    ----------   ----------    ----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                        11,857       1,700           420          280        32,359       22,747
   Transfers from other funding
      options                               114,823   2,596,039       138,521    4,353,992       734,961    3,779,541
   Contract charges                            (687)       (722)       (1,179)      (1,391)         (653)        (709)
   Contract surrenders                     (118,869)   (166,249)     (317,674)    (146,096)     (183,487)     (79,249)
   Transfers to other funding
      options                              (181,391)   (131,577)     (218,120)    (223,638)     (327,959)     (46,107)
   Other receipts (payments)                (17,065)         --       (57,101)      (8,688)     (140,215)          --
                                         ----------  ----------    ----------   ----------    ----------   ----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                      (191,332)  2,299,191      (455,133)   3,974,459       115,006    3,676,223
                                         ----------  ----------    ----------   ----------    ----------   ----------
      Net increase (decrease) in net
         assets                             193,769   2,231,101      (275,373)   4,133,648       285,837    3,807,663
NET ASSETS:
   Beginning of period                    2,231,101          --     4,133,648           --     3,807,663           --
                                         ----------  ----------    ----------   ----------    ----------   ----------
   End of period                         $2,424,870  $2,231,101    $3,858,275   $4,133,648    $4,093,500   $3,807,663
                                         ==========  ==========    ==========   ==========    ==========   ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                     MSF CAPITAL GUARDIAN U.S.
                                         MSF BLACKROCK MONEY MARKET          EQUITY
                                                 SUBACCOUNT                SUBACCOUNT
                                                  (CLASS A)                 (CLASS A)
                                         --------------------------  -------------------------
                                             2007        2006 (b)        2007       2006 (b)
                                         ------------   -----------  -----------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $    360,992    $  108,100   $  (12,542)   $ (2,466)
   Net realized gains (losses)                     --            --       27,449         671
   Change in unrealized gains
      (losses) on investments                      --            --      (60,335)      8,101
                                         ------------    ----------   ----------    --------
      Net increase (decrease) in net
         assets resulting from
         operations                           360,992       108,100      (45,428)      6,306
                                         ------------    ----------   ----------    --------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                           6,300        39,228           --          --
   Transfers from other funding
      options                              95,542,872     9,708,061    1,130,222     236,516
   Contract charges                            (3,525)       (1,337)        (304)        (86)
   Contract surrenders                    (76,668,135)    3,839,736)    (243,778)    (15,661)
   Transfers to other funding
      options                              (1,505,528)     (952,068)     (50,011)    (11,630)
   Other receipts (payments)                  (33,575)           55           --          --
                                         ------------    ----------   ----------    --------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                      17,338,409     4,954,203      836,129     209,139
                                         ------------    ----------   ----------    --------
      Net increase (decrease) in net
         assets                            17,699,401     5,062,303      790,701     215,445
NET ASSETS:
   Beginning of period                      5,062,303            --      215,445          --
                                         ------------    ----------   ----------    --------
   End of period                         $ 22,761,704    $5,062,303   $1,006,146    $215,445
                                         ============    ==========   ==========    ========

                                               MSF FI LARGE CAP      MSF FI VALUE LEADERS
                                                  SUBACCOUNT              SUBACCOUNT
                                                   (CLASS A)               (CLASS D)
                                            ----------------------  ----------------------
                                               2007      2006 (b)      2007      2006 (b)
                                            ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)             $  (54,043) $  (41,664) $  (72,187) $  (98,865)
   Net realized gains (losses)                 268,046     (34,984)    814,434     (27,360)
   Change in unrealized gains
      (losses) on investments                 (116,875)     95,685    (519,331)    317,310
                                            ----------  ----------  ----------  ----------
      Net increase (decrease) in net
         assets resulting from
         operations                             97,128      19,037     222,916     191,085
                                            ----------  ----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                           14,921      17,015      10,750      43,331
   Transfers from other funding
      options                                  139,644   4,445,574     197,484   9,718,462
   Contract charges                             (1,004)     (1,072)     (1,704)     (2,026)
   Contract surrenders                        (193,878)   (125,235)   (383,943)   (263,727)
   Transfers to other funding
      options                                 (294,872)   (333,280)   (594,904)   (783,065)
   Other receipts (payments)                   (21,018)   (131,698)    (48,041)    (14,262)
                                            ----------  ----------  ----------  ----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                         (356,207)  3,871,304    (820,358)  8,698,713
                                            ----------  ----------  ----------  ----------
      Net increase (decrease) in net
         assets                               (259,079)  3,890,341    (597,442)  8,889,798
NET ASSETS:
   Beginning of period                       3,890,341          --   8,889,798          --
                                            ----------  ----------  ----------  ----------
   End of period                            $3,631,262  $3,890,341  $8,292,356  $8,889,798
                                            ==========  ==========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                         MSF METLIFE AGGRESSIVE   MSF METLIFE CONSERVATIVE  MSF METLIFE CONSERVATIVE
                                               ALLOCATION                ALLOCATION          TO MODERATE ALLOCATION
                                               SUBACCOUNT                SUBACCOUNT                 SUBACCOUNT
                                                (CLASS B)                (CLASS B)                  (CLASS B)
                                         ----------------------   ------------------------   -----------  ----------
                                           2007       2006 (b)      2007        2006 (b)       2007        2006 (b)
                                         ----------   ---------   -----------   ----------   -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $(13,347)    $ (6,608)   $ (2,352)     $(1,001)     $  (22,577)   $ (7,862)
   Net realized gains (losses)              2,242         (685)        229           17          18,868         398
   Change in unrealized gains
      (losses) on investments              (2,611)      39,943       7,169        3,402          32,444      43,679
                                         --------     --------    --------      -------      ----------    --------
      Net increase (decrease) in net
        assets resulting from
        operations                        (13,716)      32,650       5,046        2,418          28,735      36,215
                                         --------     --------    --------      -------      ----------    --------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                      79,502           --          --           --              --          --
   Transfers from other funding
      options                             246,099      500,558      94,193       66,046         804,224     721,551
   Contract charges                          (271)        (248)        (80)         (40)           (147)        (41)
   Contract surrenders                     (1,127)          --        (523)         (75)        (17,440)    (10,000)
   Transfers to other funding
      options                                (152)     (15,069)         --           --         (14,662)         --
   Other receipts (payments)                   --           --          --           --        (268,335)         --
                                         --------     --------    --------      -------      ----------    --------
      Net increase (decrease) in net
        assets resulting from contract
        transactions                      324,051      485,241      93,590       65,931         503,640     711,510
                                         --------     --------    --------      -------      ----------    --------
      Net increase (decrease) in net
        assets                            310,335      517,891      98,636       68,349         532,375     747,725
NET ASSETS:
   Beginning of period                    517,891           --      68,349           --         747,725          --
                                         --------     --------    --------      -------      ----------    --------
   End of period                         $828,226     $517,891    $166,985      $68,349      $1,280,100    $747,725
                                         ========     ========    ========      =======      ==========    ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                          MSF METLIFE MODERATE TO
                                         MSF METLIFE MODERATE ALLOCATION    AGGRESSIVE ALLOCATION
                                                   SUBACCOUNT                    SUBACCOUNT
                                                   (CLASS B)                     (CLASS B)
                                         -------------------------------  -----------------------
                                              2007           2006 (b)         2007      2006 (b)
                                         --------------  ---------------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)            $  (62,365)     $  (37,985)    $   (64,501) $  (50,439)
   Net realized gains (losses)                 50,735             311         266,858         430
   Change in unrealized gains
      (losses) on investments                  81,175         188,509         (53,494)    295,882
                                           ----------      ----------     -----------  ----------
      Net increase (decrease) in net
        assets resulting from
        operations                             69,545         150,835         148,863     245,873
                                           ----------      ----------     -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners
   Transfers from other funding                    --              --          16,959       1,588
      options                                 170,143       3,007,082         107,699   3,960,081
   Contract charges                              (811)           (687)           (493)       (348)
   Contract surrenders                       (231,091)        (36,242)       (192,082)     (1,046)
   Transfers to other funding                (156,162)            (83)           (507)       (134)
      options                                    (277)             --      (1,842,654)         --
   Other receipts (payments)               ----------      ----------     -----------  ----------

      Net increase (decrease) in net
        assets resulting from contract
        transactions                         (218,198)      2,970,070      (1,911,078)  3,960,141
                                           ----------      ----------     -----------  ----------
      Net increase (decrease) in net
        assets
NET ASSETS:                                  (148,653)      3,120,905      (1,762,215)  4,206,014
   Beginning of period                      3,120,905              --       4,206,014          --
                                           ----------      ----------     -----------  ----------
   End of period                           $2,972,252      $3,120,905     $ 2,443,799  $4,206,014
                                           ==========      ==========     ===========  ==========

                                           MSF MFS TOTAL RETURN    MSF MORGAN STANLEY EAFE INDEX
                                                SUBACCOUNT                   SUBACCOUNT
                                                 (CLASS F)                   (CLASS A)
                                         ------------------------  -----------------------------
                                             2007       2006 (b)            2007    2006
                                         -----------  -----------         -------   ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $    87,803  $  (353,112)        $   (43)   $--
   Net realized gains (losses)             1,256,292       42,282               1     --
   Change in unrealized gains
      (losses) on investments               (563,372)   2,360,289             439     --
                                         -----------  -----------         -------    ---
      Net increase (decrease) in net
        assets resulting from
        operations                           780,723    2,049,459             397     --
                                         -----------  -----------         -------    ---
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners
   Transfers from other funding               32,048       89,789              --     --
      options                              1,450,859   31,781,174          31,028     --
   Contract charges                           (5,828)      (6,645)             --     --
   Contract surrenders                    (1,349,553)    (862,709)             --     --
   Transfers to other funding               (873,596)  (1,119,270)             --     --
      options                               (142,988)    (152,224)             --     --
   Other receipts (payments)             -----------  -----------         -------    ---

      Net increase (decrease) in net
        assets resulting from contract
        transactions                        (889,058)  29,730,115          31,028     --
                                         -----------  -----------         -------    ---
      Net increase (decrease) in net
        assets
NET ASSETS:                                 (108,335)  31,779,574          31,425     --
   Beginning of period                    31,779,574           --              --     --
                                         -----------  -----------         -------    ---
   End of period                         $31,671,239  $31,779,574         $31,425    $--
                                         ===========  ===========         =======    ===

   The accompanying notes are an integral part of these financial statements.

                                                                                                  MSF T. ROWE PRICE
                                         MSF OPPENHEIMER GLOBAL EQUITY  MSF RUSSELL 2000 INDEX    LARGE CAP GROWTH
                                                  SUBACCOUNT                 SUBACCOUNT              SUBACCOUNT
                                                   (CLASS B)                  (CLASS A)               (CLASS B)
                                         -----------------------------  ----------------------  ----------------------
                                               2007       2006 (b)         2007 (c)   2006         2007      2006 (b)
                                            ----------   ----------        --------   ----      ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)             $  (62,315)  $  (72,459)       $ (3,053)   $--      $  (43,460) $  (30,324)
   Net realized gains (losses)                 176,562       (5,243)         (1,243)    --          83,070      (1,847)
   Change in unrealized gains
      (losses) on investments                  161,737      409,395         (20,632)    --         163,084     219,560
                                            ----------   ----------        --------    ---      ----------  ----------
      Net increase (decrease) in net
         assets resulting from
         operations                            275,984      331,693         (24,928)    --         202,694     187,389
                                            ----------   ----------        --------    ---      ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                           22,214       63,106              --     --           5,909          --
   Transfers from other funding
      options                                  339,076    6,426,304         347,983     --         338,800   2,787,054
   Contract charges                               (644)        (643)            (70)    --            (575)       (673)
   Contract surrenders                        (346,323)    (111,555)         (7,992)    --        (185,359)    (71,399)
   Transfers to other funding
      Options                                 (318,743)    (291,581)        (11,874)    --        (212,241)    (63,319)
   Other receipts (payments)                   (54,838)     (17,616)             --     --          (2,486)          3
                                            ----------   ----------        --------    ---      ----------  ----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                         (359,258)   6,068,015         328,047     --         (55,952)  2,651,666
                                            ----------   ----------        --------    ---      ----------  ----------
      Net increase (decrease) in net
         assets                                (83,274)   6,399,708         303,119     --         146,742   2,839,055
NET ASSETS:
   Beginning of period                       6,399,708           --              --     --       2,839,055          --
                                            ----------   ----------        --------    ---      ----------  ----------
   End of period                            $6,316,434   $6,399,708        $303,119    $--      $2,985,797  $2,839,055
                                            ==========   ==========        ========    ===      ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                         MSF WESTERN ASSET MANAGEMENT  MSF WESTERN ASSET MANAGEMENT
                                               HIGH YIELD BOND                U.S.GOVERNMENT
                                                  SUBACCOUNT                    SUBACCOUNT
                                                   (CLASS A)                     (CLASS A)
                                         ----------------------------  ----------------------------
                                              2007 (a)   2006 (b)            2007      2006 (b)
                                              --------   --------          ---------   --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)               $  9,382   $   (402)         $   3,267   $   (437)
   Net realized gains (losses)                  (3,579)       936             (1,845)     1,765
   Change in unrealized gains
      (losses) on investments                   (2,182)     2,182               (299)       686
                                              --------   --------          ---------   --------
      Net increase (decrease) in net
         assets resulting from
         operations                              3,621      2,716              1,123      2,014
                                              --------   --------          ---------   --------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                               --         --                 --         --
   Transfers from other funding
      options                                    1,326     98,050            330,119     53,043
   Contract charges                                 --         (6)              (151)       (23)
   Contract surrenders                          (3,892)       (25)              (627)      (436)
   Transfers to other funding
      Options                                  (64,746)   (37,043)          (261,215)   (38,617)
   Other receipts (payments)                        (1)        --                 --         --
                                              --------   --------          ---------   --------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                          (67,313)    60,976             68,126     13,967
                                              --------   --------          ---------   --------
      Net increase (decrease) in net
         assets                                (63,692)    63,692             69,249     15,981
NET ASSETS:
   Beginning of period                          63,692         --             15,981         --
                                              --------   --------          ---------   --------
   End of period                              $     --   $ 63,692          $  85,230   $ 15,981
                                              ========   ========          =========   ========

                                            PIMCO REAL RETURN       PIMCO VIT TOTAL RETURN
                                                SUBACCOUNT                SUBACCOUNT
                                          (ADMINISTRATIVE CLASS)    (ADMINISTRATIVE CLASS)
                                         ------------------------  ------------------------
                                           2007 (a)       2006         2007         2006
                                         -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $    80,907  $   203,980  $   813,978  $   702,306
   Net realized gains (losses)              (530,853)     186,750      (52,727)     105,556
   Change in unrealized gains
      (losses) on investments                619,165     (494,852)     991,672     (253,755)
                                         -----------  -----------  -----------  -----------
      Net increase (decrease) in net
         assets resulting from
         operations                          169,219     (104,122)   1,752,923      554,107
                                         -----------  -----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                          6,477      135,722      105,924      683,099
   Transfers from other funding
      options                                534,200    1,837,678    1,869,819    4,613,700
   Contract charges                               (5)      (1,376)      (4,477)      (5,053)
   Contract surrenders                       (93,125)    (312,223)  (2,039,626)  (1,098,079)
   Transfers to other funding
      Options                             (9,182,179)  (1,108,344)  (2,276,424)  (1,728,606)
   Other receipts (payments)                 (93,154)     (91,041)    (250,922)    (222,170)
                                         -----------  -----------  -----------  -----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                     (8,827,786)     460,416   (2,595,706)   2,242,891
                                         -----------  -----------  -----------  -----------
      Net increase (decrease) in net
         assets                           (8,658,567)     356,294     (842,783)   2,796,998
NET ASSETS:
   Beginning of period                     8,658,567    8,302,273   27,047,594   24,250,596
                                         -----------  -----------  -----------  -----------
   End of period                         $        --  $ 8,658,567  $26,204,811  $27,047,594
                                         ===========  ===========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                         PUTNAM VT DISCOVERY GROWTH  PUTNAM VT INTERNATIONAL EQUITY  PUTNAM VT SMALL CAP VALUE
                                                 SUBACCOUNT                    SUBACCOUNT                   SUBACCOUNT
                                                 (CLASS IB)                    (CLASS IB)                   (CLASS IB)
                                         --------------------------  ------------------------------  -------------------------
                                              2007        2006             2007 (a)      2006          2007 (a)       2006
                                            ---------   --------         -----------   --------      -----------   ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)             $  (3,871)  $ (4,156)        $    23,578   $ (7,960)     $       (14)  $  (87,383)
   Net realized gains (losses)                 95,754      2,090             387,856     31,618        2,122,770      797,264
   Change in unrealized gains
      (losses) on investments                 (54,828)    28,142            (332,235)   169,937       (1,676,760)     179,282
                                            ---------   --------         -----------   --------      -----------   ----------
      Net increase (decrease) in net
         assets resulting from
         operations                            37,055     26,076              79,199    193,595          445,996      889,163
                                            ---------   --------         -----------   --------      -----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                           2,301         --               3,009      1,925            7,495      179,155
   Transfers from other funding
      options                                      --         --              29,846    135,787          117,562      246,965
   Contract charges                               (31)       (53)                 (2)      (258)             (12)      (1,157)
   Contract surrenders                       (196,183)    (2,495)             (2,466)   (65,282)         (65,322)    (308,873)
   Transfers to other funding
      options                                 (26,149)    (1,925)         (1,048,888)   (29,162)      (7,059,536)    (347,391)
   Other receipts (payments)                       --         --                  --         --           (9,354)     (64,579)
                                            ---------   --------         -----------   --------      -----------   ----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                        (220,062)    (4,473)         (1,018,501)    43,010       (7,009,167)    (295,880)
                                            ---------   --------         -----------   --------      -----------   ----------
      Net increase (decrease) in net
         assets                              (183,007)    21,603            (939,302)   236,605       (6,563,171)     593,283
NET ASSETS:
   Beginning of period                        299,565    277,962             939,302    702,697        6,563,171    5,969,888
                                            ---------   --------         -----------   --------      -----------   ----------
   End of period                            $ 116,558   $299,565         $        --   $939,302      $        --   $6,563,171
                                            =========   ========         ===========   ========      ===========   ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                                             VAN KAMPEN LIT STRATEGIC
                                         VAN KAMPEN LIT COMSTOCK  VAN KAMPEN LIT ENTERPRISE           GROWTH
                                               SUBACCOUNT                 SUBACCOUNT                SUBACCOUNT
                                               (CLASS II)                 (CLASS II)                 (CLASS I)
                                         -----------------------  -------------------------  ------------------------
                                            2007         2006           2007     2006             2007        2006
                                         ----------   ----------      -------   -------         ---------   --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $    1,480   $   (2,703)     $(1,260)  $(1,029)        $ (12,621)  $(13,789)
   Net realized gains (losses)               58,780      106,356        1,443        65            26,728     (1,737)
   Change in unrealized gains
      (losses) on investments              (100,771)      65,154        9,492     3,631            91,114     19,800
                                         ----------   ----------      -------   -------         ---------   --------
      Net increase (decrease) in net
         assets resulting from
         operations                         (40,511)     168,807        9,675     2,667           105,221      4,274
                                         ----------   ----------      -------   -------         ---------   --------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                            --          216           --        --                --        477
   Transfers from other funding
      options                                51,560       80,856          648    71,263             2,178     24,663
   Contract charges                            (388)        (418)          (4)      (10)             (237)      (264)
   Contract surrenders                      (66,756)     (81,475)      (6,930)     (145)          (37,308)    (7,136)
   Transfers to other funding
      options                               (76,681)    (119,299)      (2,446)     (591)         (170,793)   (70,465)
   Other receipts (payments)                 (8,483)        (542)          --        --                --        (75)
                                         ----------   ----------      -------   -------         ---------   --------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                      (100,748)    (120,662)      (8,732)   70,517          (206,160)   (52,800)
                                         ----------   ----------      -------   -------         ---------   --------
      Net increase (decrease) in net
         assets                            (141,259)      48,145          943    73,184          (100,939)   (48,526)
NET ASSETS:
   Beginning of period                    1,265,363    1,217,218       93,080    19,896           800,162    848,688
                                         ----------   ----------      -------   -------         ---------   --------
   End of period                         $1,124,104   $1,265,363      $94,023   $93,080         $ 699,223   $800,162
                                         ==========   ==========      =======   =======         =========   ========

   The accompanying notes are an integral part of these financial statements.

                METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES
                  OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                        NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife of CT Fund BD III for Variable Annuities (the "Separate Account"), a separate account of MetLife Insurance Company of Connecticut (the "Company"), was established by the Company's Board of Directors on March 27, 1997 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Connecticut Department of Insurance.

The Separate Account is divided into Subaccounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Subaccount invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

American Funds Insurance Series ("American Funds")
Dreyfus Variable Investment Fund ("Dreyfus VIF")
Fidelity Variable Insurance Products Fund ("Fidelity VIP")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")
Janus Aspen Series ("Janus Aspen")
Legg Mason Partners Variable Equity Trust ("LMPVET")
Legg Mason Partners Variable Income Trust ("LMPVIT")
Met Investors Series Trust ("MIST")
Metropolitan Series Fund, Inc. ("MSF")
PIMCO Variable Insurance Trust ("PIMCO VIT")
Putnam Variable Trust ("Putnam VT")
Van Kampen Life Investment Trust ("Van Kampen LIT")

The assets of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

Purchase payments applied to the Separate Account are invested in one or more Subaccounts in accordance with the selection made by the contract owner. The following Subaccounts were available for investment as of December 31, 2007 (the share class indicated in parentheses is that of the portfolio, series, or fund in which the Subaccount invests):

American Funds Global Growth Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Contrafund Subaccount (Service Class)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Income Securities Subaccount (Class 2)
FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Mid Cap Growth Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Appreciation Subaccount (Class I)
LMPVET Appreciation Subaccount (Class II)
LMPVET Capital Subaccount
LMPVET Dividend Strategy Subaccount
LMPVET Equity Index Subaccount (Class I)

LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Global Equity Subaccount
LMPVET International All Cap Opportunity Subaccount
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Mid Cap Core Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Social Awareness Subaccount
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
LMPVIT Diversified Strategic Income Subaccount
LMPVIT High Income Subaccount
LMPVIT Money Market Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)
MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Bond Income Subaccount (Class E)
MSF BlackRock Money Market Subaccount (Class A)
MSF Capital Guardian U.S. Equity Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS Total Return Subaccount (Class F)
MSF Morgan Stanley EAFE Index Subaccount (Class A)

MSF Oppenheimer Global Equity Subaccount (Class B)
MSF Russell 2000 Index Subaccount (Class A)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A)
PIMCO VIT Total Return Subaccount (Administrative Class)
Putnam VT Discovery Growth Subaccount (Class IB)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)
Van Kampen LIT Strategic Growth Subaccount (Class I)

The following Subaccounts ceased operations during the year ended December 31, 2007:

AIM V.I. Core Equity Subaccount
Credit Suisse Trust Emerging Markets Subaccount
DWS VIT Small Cap Index Subaccount
LMPIS Premier Selections All Cap Growth Subaccount
LMPVET Multiple Discipline Subaccount - Large Cap Growth and Value LMPVPI All Cap Subaccount
LMPVPI Large Cap Growth Subaccount
LMPVPII Aggressive Growth Subaccount
LMPVPII Growth and Income Subaccount
LMPVPIII Large Cap Value Subaccount
LMPVPV Small Cap Growth Opportunities Subaccount
Lord Abbett Growth and Income Subaccount
Lord Abbett Mid-Cap Value Subaccount
MSF Western Asset Management High Yield Bond Subaccount
PIMCO VIT Real Return Subaccount
MIST Pioneer Mid-Cap Value Subaccount
Putnam VT International Equity Subaccount
Putnam VT Small Cap Value Subaccount

The operations of the Subaccounts were affected by the following changes that occurred during the year ended December 31, 2007:

NAME CHANGES:

OLD NAME                                              NEW NAME
---------                                             ---------
Legg Mason Partners Variable International All Cap    Legg Mason Partners Variable International All Cap
   Growth Portfolio                                      Opportunity Portfolio
Legg Mason Partners Variable Social Awareness Stock   Legg Mason Partners Variable Social Awareness
   Portfolio                                             Portfolio
Janus Capital Appreciation Portfolio                  Janus Forty Portfolio
Legg Mason Partners Variable Multiple Discipline      Legg Mason Partners Variable Capital Portfolio
   Portfolio - All Cap Growth and Value
Legg Mason Partners Variable Multiple Discipline      Legg Mason Partners Variable Global Equity Portfolio
   Portfolio - Global All Cap Growth and Value
Legg Mason Partners Variable Multiple Discipline      Legg Mason Partners Variable Capital and Income
   Portfolio - Balanced All Cap Growth and Value         Portfolio

MERGERS:

OLD NAME                                              NEW NAME
--------                                              --------
Legg Mason Partners Variable Premier Selections All   Legg Mason Partners Variable Aggressive Growth
   Cap Growth Portfolio                                  Portfolio
Legg Mason Partners Variable II Aggressive Growth     Legg Mason Partners Variable III Aggressive Growth
   Portfolio                                             Portfolio
Legg Mason Partners Variable All Cap Portfolio        Legg Mason Partners Variable Fundamental Value
                                                         Portfolio
Legg Mason Partners Variable Large Cap Value          Legg Mason Partners Variable Investors Portfolio
   Portfolio
Legg Mason Partners Variable Small Cap Growth         Legg Mason Partners Variable Small Cap Growth
   Opportunities Portfolio                               Portfolio
Western Asset Management High Yield Bond Portfolio    BlackRock High Yield Portfolio
Pioneer Mid-Cap Value Portfolio                       Lazard Mid-Cap Portfolio
Legg Mason Partners Variable Growth and Income        Legg Mason Partners Variable Appreciation Portfolio
   Portfolio
Legg Mason Partners Variable Multiple Discipline      Legg Mason Partners Variable Appreciation Portfolio
   Portfolio - Large Cap Growth and Value

SUBSTITUTIONS:

OLD NAME                                              NEW NAME
--------                                              --------
AIM V.I. Core Equity Fund                             Capital Guardian U.S. Equity Portfolio
Emerging Markets Portfolio                            MFS Emerging Markets Equity Portfolio
DWS Small Cap Index VIP                               Russell 2000 Index Portfolio
Lord Abbett Series Growth and Income Portfolio        Lord Abbett Growth and Income Portfolio
Lord Abett Series Mid Cap Value Portfolio             Lord Abbett Mid-Cap Value Portfolio
PIMCO VIT Real Return Portfolio                       PIMCO Inflation Protected Bond Portfolio
Putnam VT International Equity Fund                   MSF Research International Portfolio
Putnam VT Small Cap Value Fund                        Third Avenue Small Cap Value Portfolio

PORTFOLIO SHARE CLASS EXCHANGE:

OLD PORTFOLIO                                         NEW PORTFOLIO
-------------                                         -------------
BlackRock Large-Cap Core Portfolio (Class A)          BlackRock Large-Cap Core Portfolio (Class E)

This report is prepared for the general information of contract owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for variable annuity separate accounts registered as unit investment trusts.

VALUATION OF INVESTMENTS

Investments are reported at fair value and are based on the net asset value per share as determined by the underlying assets of the portfolio, series, or fund of the Trusts, which value their investment securities at fair value. Changes in fair value are recorded in the statement of operations.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

FEDERAL INCOME TAXES

The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

ANNUITY PAYOUTS

Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 3.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS

Purchase payments received from contract owners by the Company are credited as accumulation or annuity units as of the end of the valuation period in which received, as provided in the prospectus.

NET TRANSFERS

The contract owner has the opportunity to transfer funds between Subaccounts within the Separate Account or the fixed account, which is an investment option in the Company's general account.

OTHER RECEIPTS (PAYMENTS)

Included in "other receipts (payments)" in the statements of changes in net assets are primarily contract benefits which have been re-deposited with the Company and distributions for payouts.

USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES - AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 had no impact on the financial statements of the Separate Account.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require additional fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with certain exceptions. The Company believes the adoption of SFAS 157 will have no material impact on the financial statements of the Separate Account.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values which are recorded as expenses in the accompanying statement of operations:

     MORTALITY AND EXPENSE RISK - The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

     ADMINISTRATIVE - The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

     ENHANCED STEPPED-UP PROVISION - For an additional charge, the total death benefit payable may be increased based on the earnings in the Contracts.

     GUARANTEED MINIMUM WITHDRAWAL BENEFIT - For an additional charge, the Company will guarantee the periodic return on the investment.

     GUARANTEED WITHDRAWAL BENEFIT - For an additional charge, the Company will guarantee the complete return of your purchase payments plus an additional benefit credit.

     EQUITY PROTECTION - For an additional charge, the Company will guarantee your principal (sum of purchase payments adjusted proportionately for any withdrawals).

     The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2007:

Mortality and Expense Risk                1.25% - 1.70%
Administrative                            0.15%
Enhanced Stepped Up-Provision             0.15% - 0.20%
Guaranteed Minimum Withdrawal Benefit     0.25% - 0.50%
Guaranteed Minimum Accumulation Benefit   0.50%
Equity Protection                         0.80% - 2.10%

      The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

Depending on the product, a contract administrative charge which ranges from $30 for Contracts with a value of less than $50,000 to $40 for Contracts with a value less than $100,000 is assessed on an annual basis. In addition, most Contracts impose a surrender charge which ranges from 0% to 9% if the contract is partially or fully surrendered within the specified surrender charge period. These charges are assessed through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets.

Certain investments in the various portfolios, series or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the Company.

4. STATEMENT OF INVESTMENTS

                                                                                            FOR THE YEAR ENDED
                                                              AS OF DECEMBER 31, 2007       DECEMBER 31, 2007
                                                              -----------------------  -----------------------------
                                                                            MARKET        COST OF        PROCEEDS
                                                                SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                              ----------  -----------  -------------  --------------
AIM V.I. Core Equity Subaccount (Series I) (Cost $0) (a)              --           --         5,037      1,061,312
American Funds Global Growth Subaccount (Class 2)
   (Cost $14,450,692)                                            795,759   19,893,971     2,774,419      2,351,695
American Funds Growth Subaccount (Class 2)
   (Cost $33,107,584)                                            624,459   41,663,872     4,475,666      4,475,079
American Funds Growth-Income Subaccount (Class 2)
   (Cost $36,102,817)                                            992,311   41,935,054     4,001,793      4,597,041
Credit Suisse Trust Emerging Markets Subaccount
   (Cost $0) (a)                                                      --           --        91,427        343,873
Dreyfus VIF Appreciation Subaccount (Initial Shares)
   (Cost $464,386)                                                13,962      626,340        43,511        173,715
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
   (Cost $1,310,369)                                              38,512    1,245,491       309,098        299,772
DWS VIT Small Cap Index Subaccount (Class A)
   (Cost $0) (a)                                                      --           --        23,153        350,336
Fidelity VIP Contrafund Subaccount (Service Class 2)
   (Cost $3,202,112)                                             130,737    3,590,040     1,176,855        434,621
Fidelity VIP Contrafund Subaccount (Service Class)
   (Cost $12,073,467)                                            427,814   11,893,225     3,768,714      1,227,883
Fidelity VIP Dynamic Capital Appreciation Subaccount
   (Service Class 2) (Cost $191,227)                              29,044      260,814        37,664         97,991
Fidelity VIP Mid Cap Subaccount (Service Class 2)
   (Cost $9,252,301)                                             317,325   11,306,282     1,721,081      1,622,050
FTVIPT Franklin Income Securities Subaccount (Class 2)
   (Cost $4,847,592)                                             293,427    5,079,224     2,081,733        749,366
FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount
   (Class 2) (Cost $1,517,141)                                    82,576    1,891,806       235,067        378,089
FTVIPT Templeton Developing Markets Securities Subaccount
   (Class 2) (Cost $5,290,269)                                   479,680    7,674,885     1,980,827      1,667,886
FTVIPT Templeton Foreign Securities Subaccount (Class 2)
   (Cost $9,163,367)                                             607,818   12,308,311     1,747,648      1,464,584
Janus Aspen Global Life Sciences Subaccount (Service Shares)
   (Cost $473,364)                                                64,356      736,229        69,887        182,042
Janus Aspen Global Technology Subaccount (Service Shares)
   (Cost $365,033)                                                95,554      494,970       139,008        172,485
Janus Aspen Mid Cap Growth Subaccount (Service Shares)
   (Cost $801,016)                                                33,089    1,288,835       171,054        101,035
Janus Aspen Worldwide Growth Subaccount (Service Shares)
   (Cost $642,003)                                                23,751      831,983        88,979        260,956
LMPIS Premier Selections All Cap Growth Subaccount
   (Cost $0) (a)                                                      --           --        30,322        359,005
LMPVET Aggressive Growth Subaccount (Class I)
   (Cost $11,503,401)                                            871,286   14,210,675     1,172,828      2,765,075
LMPVET Appreciation Subaccount (Class I)
   (Cost $5,962,666)                                             262,035    6,907,242       926,303      1,021,181
LMPVET Appreciation Subaccount (Class II)
   (Cost $3,965,603) (b)                                         140,793    3,719,751     4,085,261        120,874
LMPVET Capital Subaccount (Cost $17,064,195)                   1,177,973   18,564,848     1,651,162      4,482,681
LMPVET Dividend Strategy Subaccount (Cost $670,312)               76,558      801,564        19,174         47,180
LMPVET Equity Index Subaccount (Class I)
   (Cost $328,406,597)                                        10,747,590  360,689,110    25,108,165    135,907,684
LMPVET Equity Index Subaccount (Class II)
   (Cost $5,902,501)                                             207,092    6,956,232     1,051,073      1,022,705
LMPVET Fundamental Value Subaccount (Class I)
   (Cost $13,032,975)                                            606,757   13,160,555     7,163,229      2,436,879

                                                                                             FOR THE YEAR ENDED
                                                              AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                              -----------------------  -----------------------------
                                                                            MARKET        COST OF        PROCEEDS
                                                                SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                              ----------  -----------  -------------  --------------
LMPVET Global Equity Subaccount (Cost $9,376,593)                599,229   10,678,256      946,749      1,080,216
LMPVET International All Cap Opportunity Subaccount
   (Cost $428,398)                                                41,825      374,332      190,403         17,593
LMPVET Investors Subaccount (Class I) (Cost $4,082,889)          300,342    4,961,656    1,657,871        881,843
LMPVET Large Cap Growth Subaccount (Class I)
   (Cost $3,866,974)                                             279,593    4,641,239      740,108        862,101
LMPVET Mid Cap Core Subaccount (Class I)
   (Cost $3,227,491)                                             251,546    3,114,140      623,145        458,566
LMPVET Multiple Discipline Large Cap Growth and
   Value Subaccount (Cost $0) (c)                                     --           --      249,432      4,377,075
LMPVET Small Cap Growth Subaccount (Class I)
   (Cost $4,033,948)                                             295,549    4,442,103    2,247,875        443,125
LMPVET Social Awareness Subaccount (Cost $29,197)                  1,187       29,574        7,339            554
LMPVPI All Cap Subaccount (Class I) (Cost $0) (a)                     --           --      328,840      6,466,625
LMPVPII Growth and Income Subaccount (Class I)
   (Cost $0) (a)                                                      --           --        7,008        188,480
LMPVPV Small Cap Growth Opportunities Subaccount
   (Cost $0) (a)                                                      --           --      105,511      1,929,959
LMPVPI Large Cap Growth Subaccount (Class I)
   (Cost $0) (a)                                                      --           --       39,703        527,927
LMPVPII Aggressive Growth Subaccount (Class I)
   (Cost $0) (a)                                                      --           --        1,134        474,309
LMPVET Capital and Income Subaccount (Class II)
   (Cost $22,011,493)                                          1,698,150   21,108,024    3,945,436      2,655,924
LMPVIT Adjustable Rate Income Subaccount
   (Cost $2,898,179)                                             288,612    2,750,473      694,376        733,844
LMPVIT Diversified Strategic Income Subaccount
   (Cost $3,124,496)                                             338,724    2,919,801      186,138        188,143
LMPVIT High Income Subaccount (Cost $5,350,148)                  720,049    4,802,724      826,350        758,687
LMPVIT Money Market Subaccount (Cost $11,225,173)             11,225,173   11,225,173    7,374,093      3,344,673
LMPVPIII Large Cap Value Subaccount (Cost $0) (a)                     --           --        5,184      1,408,700
Lord Abbett Growth and Income Subaccount (Class VC)
   (Cost $0) (a)                                                      --           --       32,486      5,877,175
Lord Abbett Mid-Cap Value Subaccount (Class VC)
   (Cost $0) (a)                                                      --           --       65,382      8,377,436
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
   (Cost $1,309,373)                                              66,227    1,196,057      345,689        234,934
MIST BlackRock High Yield Subaccount (Class A)
   (Cost $2,069,073)                                             246,465    2,030,871      730,827        649,984
MIST BlackRock Large-Cap Core Subaccount (Class E)
   (Cost $1,387,017) (b)                                         126,017    1,395,003    1,512,395        127,999
MIST BlackRock Large-Cap Core Subaccount (Class A)
   (Cost $0) (a)                                                      --           --      227,232      1,454,636
MIST Dreman Small-Cap Value Subaccount (Class A)
   (Cost $463,001)                                                34,094      462,659      348,699         61,908
MIST Harris Oakmark International Subaccount (Class A)
   (Cost $4,279,284)                                             243,495    4,205,164    1,367,348        649,300
MIST Janus Forty Subaccount (Class A) (Cost $2,395,051)           32,366    2,712,561      953,334        254,294
MIST Lazard Mid-Cap Subaccount (Class B) (Cost $141,515) (b)      10,382      125,627      153,256         11,359
MIST Legg Mason Partners Managed Assets Subaccount
   (Class A) (Cost $237,993)                                      13,973      239,769       59,783          9,923
MIST Lord Abbett Bond Debenture Subaccount (Class A)
   (Cost $1,602,053)                                             134,806    1,702,606      205,054        285,478
MIST Lord Abbett Growth and Income Subaccount (Class B)
   (Cost $14,973,966)                                            540,350   15,502,628    6,935,726      1,898,854

                                                                                             FOR THE YEAR ENDED
                                                              AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                              -----------------------  -----------------------------
                                                                            MARKET        COST OF        PROCEEDS
                                                                SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                               ---------  -----------  -------------  --------------
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
   (Cost $8,130,399)                                             379,687    7,396,304    8,676,473        675,390
MIST Met/AIM Capital Appreciation Subaccount (Class A)
   (Cost $2,042,306)                                             167,902    2,028,251       22,842        197,908
MIST Met/AIM Small Cap Growth Subaccount (Class A)
   (Cost $196,099)                                                14,262      211,936       77,747         21,336
MIST MFS Emerging Markets Equity Subaccount (Class A)
   (Cost $354,007) (b)                                            30,548      439,281      376,848         25,932
MIST MFS Research International Subaccount (Class B)
   (Cost $1,182,996) (b)                                          86,826    1,243,345    1,241,923         60,114
MIST MFS Value Subaccount (Class A) (Cost $3,901,579)            286,868    4,314,490      361,681        536,128
MIST Neuberger Berman Real Estate Subaccount (Class A)
   (Cost $3,671,494)                                             239,659    3,374,393      979,104        685,266
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
   (Cost $8,079,434) (b)                                         791,060    8,670,020    9,747,532      1,702,124
MIST Pioneer Fund Subaccount (Class A) (Cost $581,259)            43,044      655,565       15,990         72,768
MIST Pioneer Mid-Cap Value Subaccount (Class A)
   (Cost $0) (a)                                                      --           --       26,586        149,317
MIST Pioneer Strategic Income Subaccount (Class A)
   (Cost $5,460,995)                                             574,136    5,752,844    1,036,894      1,246,840
MIST Third Avenue Small Cap Value Subaccount (Class B)
   (Cost $10,107,417)                                            590,802    9,263,776    7,758,365      1,353,105
MSF BlackRock Aggressive Growth Subaccount (Class D)
   (Cost $2,050,930)                                              84,619    2,425,189      116,886        344,397
MSF BlackRock Bond Income Subaccount (Class A)
   (Cost $3,586,511)                                              34,542    3,858,743      269,274        650,021
MSF BlackRock Bond Income Subaccount (Class E)
   (Cost $3,827,540)                                              36,894    4,094,097      847,323        684,843
MSF BlackRock Money Market Subaccount (Class A)
   (Cost $22,764,253)                                            227,642   22,764,253   59,030,862     41,329,323
MSF Capital Guardian U.S. Equity Subaccount (Class A)
   (Cost $1,058,510)                                              80,890    1,006,277    1,143,758        307,196
MSF FI Large Cap Subaccount (Class A) (Cost $3,652,923)          247,731    3,631,733      399,220        550,939
MSF FI Value Leaders Subaccount (Class D) (Cost $8,495,514)       42,361    8,293,493    1,042,112      1,139,191
MSF MetLife Aggressive Allocation Subaccount (Class B)
   (Cost $791,026)                                                65,691      828,358      325,954         14,087
MSF MetLife Conservative Allocation Subaccount (Class B)
   (Cost $156,444)                                                15,019      167,015       94,459          3,154
MSF MetLife Conservative to Moderate Allocation Subaccount
   (Class B) (Cost $1,204,183)                                   111,041    1,280,307      805,810        322,579
MSF MetLife Moderate Allocation Subaccount (Class B)
   (Cost $2,703,057)                                             248,557    2,972,741      246,392        521,921
MSF MetLife Moderate to Aggressive Allocation Subaccount
   (Class B) (Cost $2,201,828)                                   197,433    2,444,216      125,562      2,095,788
MSF MFS Total Return Subaccount (Class F)
   (Cost $29,878,748)                                            206,423   31,675,666    2,803,326      2,527,017
MSF Morgan Stanley EAFE Index Subaccount (Class A)
   (Cost $30,989)                                                  1,828       31,428       31,027             39
MSF Oppenheimer Global Equity Subaccount (Class B)
   (Cost $5,746,262)                                             362,236    6,317,393      544,098        869,023
MSF Russell 2000 Index Subaccount (Class A)
   (Cost $323,786) (b)                                            21,379     303,154       347,983         22,954
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
   (Cost $2,603,565)                                             182,086    2,986,208      362,939        435,125

                                                                                         FOR THE YEAR ENDED
                                                          AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                          -----------------------  -----------------------------
                                                                        MARKET        COST OF        PROCEEDS
                                                            SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                           ---------  -----------  -------------  --------------
MSF Western Asset Management High Yield Bond Subaccount
   (Class A) (Cost $0) (a)                                        --           --       45,862         102,957
MSF Western Asset Management U.S. Government Subaccount
   (Class A) (Cost $84,852)                                    6,825       85,239      334,073         262,671
PIMCO Real Return Subaccount (Administrative Class)
   (Cost $0) (a)                                                  --           --      665,860       9,413,633
PIMCO VIT Total Return Subaccount (Administrative Class)
   (Cost $25,699,133)                                      2,498,495   26,208,569    2,494,250       4,274,805
Putnam VT Discovery Growth Subaccount (Class IB)
   (Cost $85,388)                                             19,625      116,572       30,089         226,171
Putnam VT International Equity Subaccount (Class IB)
   (Cost $0) (a)                                                  --           --      183,866       1,055,826
Putnam VT Small Cap Value Subaccount (Class IB)
   (Cost $0) (a)                                                  --           --      961,054       7,230,108
Van Kampen LIT Comstock Subaccount (Class II)
   (Cost $974,663)                                            81,467    1,124,243       88,789         160,422
Van Kampen LIT Enterprise Subaccount (Class II)
   (Cost $77,534)                                              5,383       94,035          775          10,763
Van Kampen LIT Strategic Growth Subaccount (Class I)
   (Cost $569,278)                                            20,764      699,322        2,184         220,940

(a) For the period January 1, 2007 to April 27, 2007.

(b) For the period April 30, 2007 to December 31, 2007.

(c) For the period January 1, 2007 to November 12, 2007.

5. FINANCIAL HIGHLIGHTS

The following table is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2007:

                                                  AS OF DECEMBER 31                   FOR THE YEAR ENDED DECEMBER 31
                                           ------------------------------  ---------------------------------------------------
                                                   UNIT VALUE(1)    NET    INVESTMENT(2)   EXPENSE RATIO(3)   TOTAL RETURN(4)
                                            UNITS    LOWEST TO     ASSETS      INCOME         LOWEST TO          LOWEST TO
                                           (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                           ------  -------------  -------  -------------  -----------------  -----------------
AIM V.I. Core Equity                 2007      --  1.156 - 1.159       --         --         1.40 - 1.60           7.04 - 7.22
   Subaccount (Series I) (a)         2006     909  1.080 - 1.081      983       0.50         1.40 - 1.60           8.00 - 8.10

American Funds Global Growth         2007  10,955  1.491 - 2.180   19,891       2.69         1.40 - 2.50         11.97 - 13.26
   Subaccount (Class 2)              2006  11,266  1.324 - 1.932   18,130       0.87         1.40 - 2.50         17.45 - 18.71
                                     2005  10,069  1.120 - 1.634   13,732       0.62         1.40 - 2.50          9.59 - 16.59
                                     2004   4,097  1.087 - 1.458    4,951       0.38         1.40 - 2.40          9.68 - 13.07
                                     2003   2,103  0.980 - 1.308    2,093       0.42         1.40 - 2.25          0.25 - 33.47

American Funds Growth                2007  25,430  1.367 - 1.944   41,657       0.77         1.40 - 2.50          9.53 - 10.83
   Subaccount (Class 2)              2006  26,935  1.240 - 1.762   40,004       0.81         1.40 - 2.50           7.48 - 8.67
                                     2005  24,455  1.147 - 1.628   33,577       0.86         1.40 - 2.50          8.54 - 18.49
                                     2004   9,895  1.078 - 1.426   11,743       0.24         1.40 - 2.40          4.90 - 11.99
                                     2003   4,171  0.981 - 1.291    4,119       0.12         1.40 - 2.05          3.33 - 34.92

American Funds Growth-Income         2007  28,064  1.214 - 1.662   41,929       1.50         1.40 - 2.50           2.43 - 3.52
   Subaccount (Class 2)              2006  29,306  1.178 - 1.611   42,426       1.61         1.40 - 2.50         12.39 - 13.65
                                     2005  26,875  1.042 - 1.424   34,468       1.68         1.40 - 2.50           3.32 - 9.88
                                     2004  11,248  1.066 - 1.370   14,077       1.28         1.40 - 2.40          3.95 - 10.32
                                     2003   4,399  1.147 - 1.263    5,108       1.22         1.40 - 2.05          5.33 - 30.54

Credit Suisse Trust Emerging         2007      --  1.720 - 1.744       --         --         1.40 - 1.60           4.75 - 4.81
   Markets Subaccount (a)            2006     145  1.642 - 1.664      239       0.56         1.40 - 1.60         30.42 - 30.71
                                     2005     143  1.259 - 1.273      181       0.73         1.40 - 1.60         25.90 - 26.16
                                     2004     146  1.000 - 1.009      147       0.29         1.40 - 1.60         23.00 - 23.20
                                     2003     139  0.813 - 0.819      114         --         1.40 - 1.60         40.66 - 40.96

Dreyfus VIF Appreciation Subaccount  2007     566  1.092 - 1.456      626       1.63         1.40 - 2.00           4.97 - 5.62
   (Initial Shares)                  2006     688  1.036 - 1.387      721       1.54         1.40 - 2.00         14.16 - 14.88
                                     2005   1,154  0.904 - 1.215    1,050       0.02         1.40 - 2.00           2.36 - 2.93
                                     2004   1,355  0.880 - 1.187    1,198       1.56         1.40 - 2.00           2.95 - 3.62
                                     2003   1,498  0.851 - 1.153    1,280       1.74         1.40 - 2.00         12.38 - 19.53

Dreyfus VIF Developing Leaders       2007   1,225  1.001 - 1.278    1,245       0.77         1.40 - 2.00     (12.82) - (12.33)
   Subaccount (Initial Shares)       2006   1,389  1.144 - 1.463    1,611       0.40         1.40 - 2.00           1.68 - 2.38
                                     2005   1,574  1.120 - 1.435    1,783         --         1.40 - 2.00           3.78 - 4.33
                                     2004   1,851  1.076 - 1.381    2,010       0.20         1.40 - 2.00           9.13 - 9.81
                                     2003   1,952  0.982 - 1.263    1,932       0.03         1.40 - 2.00         12.77 - 29.79

DWS VIT Small Cap Index              2007      --          1.693       --       0.85                1.40                  5.02
   Subaccount (Class A) (a)          2006     206  1.582 - 1.612      332       0.66         1.40 - 1.60         15.64 - 15.89
                                     2005     444  1.368 - 1.391      616       0.67         1.40 - 1.60           2.63 - 2.81
                                     2004     500  1.333 - 1.353      674       0.43         1.40 - 1.60         15.81 - 16.14
                                     2003     580  1.151 - 1.165      674       1.00         1.40 - 1.60         44.24 - 44.36

Fidelity VIP Contrafund Subaccount   2007   2,422  1.467 - 2.039    3,590       0.73         1.40 - 2.00         14.92 - 15.68
   (Service Class 2)                 2006   2,483  1.271 - 1.770    3,184       0.99         1.40 - 2.00           9.27 - 9.90
                                     2005   2,576  1.159 - 1.617    3,010       0.13         1.40 - 2.00         14.30 - 15.01
                                     2004   2,549  1.009 - 1.411    2,593       0.22         1.40 - 2.00         12.93 - 13.60
                                     2003   2,727  0.891 - 1.248    2,445       0.29         1.40 - 2.00         15.49 - 26.34

                                                   AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                            ------------------------------  --------------------------------------------------
                                                    UNIT VALUE(1)    NET    INVESTMENT(2)   EXPENSE RATIO(3)   TOTAL RETURN(4)
                                             UNITS    LOWEST TO     ASSETS      INCOME         LOWEST TO          LOWEST TO
                                            (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                            ------  -------------  -------  -------------  -----------------  ----------------
Fidelity VIP Contrafund Subaccount    2007   6,542  1.433 - 2.056   11,891       0.85         1.40 - 2.50       14.57 - 15.86
   (Service Class)                    2006   6,690  1.243 - 1.781   10,523       1.13         1.40 - 2.50         8.88 - 9.99
                                      2005   5,738  1.136 - 1.625    8,266       0.12         1.40 - 2.50        1.25 - 17.41
                                      2004   1,981  1.151 - 1.410    2,465       0.17         1.40 - 2.40        1.82 - 13.69
                                      2003     795  1.014 - 1.247      826       0.29         1.40 - 2.05        3.73 - 26.61

Fidelity VIP Dynamic Capital          2007     198  1.312 - 1.330      261       0.11         1.40 - 1.60         5.04 - 5.30
   Appreciation Subaccount            2006     262  1.249 - 1.263      329       0.23         1.40 - 1.60       12.02 - 12.17
   (Service Class 2)                  2005     273  1.115 - 1.126      306         --         1.40 - 1.60       18.74 - 19.03
                                      2004     274  0.939 - 0.946      258         --         1.40 - 1.60     (0.32) - (0.11)
                                      2003     282  0.942 - 0.947      266         --         1.40 - 1.60       22.98 - 23.15

Fidelity VIP Mid Cap Subaccount       2007   5,343  1.425 - 2.377   11,305       0.49         1.40 - 2.50       12.54 - 13.74
   (Service Class 2)                  2006   5,714  1.259 - 2.099   10,709       0.17         1.40 - 2.50        9.64 - 10.85
                                      2005   5,210  1.142 - 1.901    8,867         --         1.40 - 2.50        9.36 - 19.71
                                      2004   2,211  1.227 - 1.640    3,317         --         1.40 - 2.40        2.59 - 22.91
                                      2003   1,218  1.198 - 1.339    1,513       0.23         1.40 - 2.05        6.96 - 36.40

FTVIPT Franklin Income Securities     2007   4,093  1.224 - 1.255    5,078       3.22         1.40 - 2.35       (4.04) - 2.28
   Subaccount (Class 2)               2006   3,104  1.208 - 1.227    3,781       3.42         1.40 - 2.35       11.61 - 16.46
                                      2005   1,360  1.046 - 1.051    1,427       0.20         1.55 - 2.35       (2.70) - 5.10

FTVIPT Franklin Small-Mid Cap Growth  2007   1,428  0.995 - 1.716    1,890         --         1.40 - 2.50         8.43 - 9.63
   Securities Subaccount (Class 2)    2006   1,620  0.911 - 1.571    1,967         --         1.40 - 2.50         6.05 - 7.22
                                      2005   1,900  0.853 - 1.472    2,128         --         1.40 - 2.50        2.31 - 14.55
                                      2004   1,588  0.835 - 1.430    1,611         --         1.40 - 2.40        1.43 - 13.07
                                      2003     925  0.761 - 1.306      743         --         1.40 - 2.05        1.70 - 35.45

FTVIPT Templeton Developing Markets   2007   2,466  1.924 - 3.589    7,674       2.28         1.40 - 2.50       25.60 - 27.00
   Securities Subaccount (Class 2)    2006   2,619  1.523 - 2.826    6,416       1.11         1.40 - 2.50       24.89 - 28.34
                                      2005   2,266  1.211 - 2.238    4,431       1.23         1.40 - 2.50       10.02 - 25.66
                                      2004     486  1.536 - 1.781      783       1.71         1.40 - 2.40        3.05 - 25.86
                                      2003      26  1.265 - 1.448       36       0.11         1.40 - 1.65        8.30 - 44.80

FTVIPT Templeton Foreign Securities   2007   6,585  1.451 - 2.188   12,306       1.96         1.40 - 2.50       12.59 - 13.85
   Subaccount (Class 2)               2006   6,711  1.281 - 1.930   11,098       1.26         1.40 - 2.50       18.45 - 19.73
                                      2005   5,953  1.075 - 1.618    8,295       1.09         1.40 - 2.50        5.39 - 12.00
                                      2004   1,881  1.071 - 1.495    2,395       0.95         1.40 - 2.40        2.49 - 16.85
                                      2003     550  0.918 - 1.284      517       1.69         1.40 - 2.00        6.23 - 30.42

Janus Aspen Global Life Sciences      2007     586  1.245 - 1.264      736         --         1.40 - 1.60       19.83 - 20.04
   Subaccount (Service Shares)        2006     673  1.039 - 1.053      704         --         1.40 - 1.60         4.63 - 4.88
                                      2005     719  0.993 - 1.004      718         --         1.40 - 1.60       10.58 - 10.69
                                      2004     842  0.898 - 0.907      760         --         1.40 - 1.60       12.39 - 12.67
                                      2003     953  0.799 - 0.805      764         --         1.40 - 1.60       24.26 - 24.42

Janus Aspen Global Technology         2007   1,026  0.479 - 0.486      495       0.33         1.40 - 1.60       19.75 - 20.00
   Subaccount (Service Shares)        2006   1,083  0.400 - 0.405      436         --         1.40 - 1.60         6.10 - 6.30
                                      2005   1,318  0.377 - 0.381      499         --         1.40 - 1.60        9.91 - 10.12
                                      2004   1,543  0.343 - 0.346      532         --         1.40 - 1.60     (1.15) - (0.86)
                                      2003   1,704  0.347 - 0.349      593         --         1.40 - 1.60       44.21 - 44.58

                                               AS OF DECEMBER 31                    FOR THE YEAR ENDED DECEMBER 31
                                        -------------------------------  ----------------------------------------------------
                                                 UNIT VALUE(1)    NET     INVESTMENT(2)    EXPENSE RATIO(3)   TOTAL RETURN(4)
                                         UNITS     LOWEST TO     ASSETS       INCOME          LOWEST TO          LOWEST TO
                                         (000s)    HIGHEST ($)  ($000s)     RATIO (%)        HIGHEST (%)        HIGHEST (%)
                                        -------  -------------  -------  --------------  ------------------  ----------------
Janus Aspen Mid Cap Growth        2007    1,169  0.647 - 2.231    1,289       0.07           1.40 - 2.40         6.59 - 20.22
   Subaccount (Service Shares)    2006    1,125  0.541 - 1.870    1,003         --           1.40 - 2.40         2.48 - 11.69
                                  2005    1,449  0.486 - 1.684    1,064         --           1.40 - 2.40         7.05 - 14.18
                                  2004    1,397  0.445 - 1.527      797         --           1.40 - 2.40         1.19 - 24.24
                                  2003    1,228  0.375 - 0.378      461         --           1.40 - 1.60        32.51 - 33.10

Janus Aspen Worldwide Growth      2007    1,135  0.721 - 1.561      832       0.55           1.40 - 2.00          7.21 - 7.81
   Subaccount (Service Shares)    2006    1,361  0.670 - 1.456      924       1.59           1.40 - 2.00        15.65 - 16.27
                                  2005    1,609  0.577 - 1.259      939       1.21           1.40 - 2.00          3.45 - 4.10
                                  2004    1,745  0.556 - 1.217      979       0.91           1.40 - 2.00          2.44 - 3.13
                                  2003    1,857  0.540 - 1.188    1,012       0.82           1.40 - 2.00        13.47 - 21.97

LMPIS Premier Selections All Cap  2007       --  1.013 - 1.376       --       0.08           1.55 - 2.40          6.21 - 6.44
   Growth Subaccount (a)          2006      289  0.952 - 1.293      335         --           1.40 - 2.40          4.75 - 5.72
                                  2005      298  0.901 - 1.223      331       0.13           1.40 - 2.40          3.81 - 5.04
                                  2004      265  0.861 - 1.168      276         --           1.40 - 2.40       (0.17) - 13.57
                                  2003      166  0.851 - 0.855      141         --           1.40 - 1.60        32.14 - 32.35

LMPVET Aggressive Growth          2007    9,931  1.181 - 1.585   14,209         --           1.40 - 2.50        (1.06) - 0.14
   Subaccount (Class I)           2006   10,937  1.186 - 1.590   15,617         --           1.40 - 2.50          6.12 - 7.28
                                  2005   10,388  1.111 - 1.488   13,920         --           1.40 - 2.50         0.63 - 14.88
                                  2004    7,161  1.218 - 1.357    8,865         --           1.40 - 2.40         5.64 - 11.75
                                  2003    4,858  1.135 - 1.256    5,568         --           1.40 - 2.05         5.58 - 32.64

LMPVET Appreciation               2007    4,999  1.218 - 1.571    6,906       1.03           1.40 - 2.40          5.83 - 6.94
   Subaccount (Class I)           2006    5,435  1.145 - 1.475    7,066       1.09           1.40 - 2.40         9.13 - 13.18
                                  2005    5,814  1.016 - 1.308    6,667       0.96           1.40 - 2.40        (0.78) - 3.25
                                  2004    3,942  1.022 - 1.277    4,307       1.40           1.40 - 2.40          3.76 - 7.94
                                  2003    2,587  0.962 - 1.195    2,516       0.76           1.40 - 2.05         1.63 - 22.94

LMPVET Appreciation
   Subaccount (Class II) (b)      2007    2,742  1.174 - 1.674    3,719       0.79           1.40 - 2.35          1.20 - 1.35

LMPVET Capital Subaccount         2007   13,548  1.165 - 1.690   18,562       0.37           1.40 - 2.40        (0.60) - 0.48
                                  2006   16,100  1.166 - 1.682   22,089       0.62           1.40 - 2.40        10.95 - 11.98
                                  2005   17,127  1.046 - 1.502   21,119       0.39           1.40 - 2.40          1.04 - 8.10
                                  2004    9,973  1.174 - 1.447   12,300       0.60           1.40 - 2.40         1.03 - 11.58
                                  2003    2,466  1.128 - 1.376    3,262       0.09           1.40 - 2.25         4.93 - 29.69

LMPVET Dividend Strategy          2007      639  0.960 - 1.380      801       2.02           1.40 - 2.40          3.85 - 4.96
   Subaccount                     2006      661  0.916 - 1.325      796       2.20           1.40 - 2.40        15.14 - 16.31
                                  2005      679  0.789 - 1.149      701       2.05           1.40 - 2.40        (2.52) - 1.64
                                  2004      328  0.804 - 1.176      322       1.52           1.40 - 2.40          0.36 - 6.88
                                  2003      162  0.790 - 1.101      134       0.48           1.40 - 2.05         6.79 - 21.78

LMPVET Equity Index               2007  301,705  0.930 - 1.578  360,600       1.53           1.40 - 3.50          1.56 - 3.68
   Subaccount (Class I)           2006  409,862  0.908 - 1.539  470,100       1.61           1.40 - 3.60        11.34 - 13.84
                                  2005  429,440  0.809 - 1.381  439,305       1.55           1.40 - 3.60          0.77 - 3.08
                                  2004  410,400  0.796 - 1.368  407,669       1.76           1.40 - 3.60          6.60 - 8.99
                                  2003  370,606  0.740 - 1.282  334,308       1.34           1.40 - 3.60        23.60 - 28.20


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

                                                     AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                              ------------------------------  --------------------------------------------------
                                                      UNIT VALUE(1)    NET    INVESTMENT(2)   EXPENSE RATIO(3)   TOTAL RETURN(4)
                                               UNITS    LOWEST TO     ASSETS      INCOME         LOWEST TO          LOWEST TO
                                              (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                              ------  -------------  -------  -------------  -----------------  ----------------
LMPVET Equity Index                     2007   5,951  1.023 - 1.567    6,955       1.52         1.40 - 2.40         2.45 - 3.48
   Subaccount (Class II)                2006   6,134  0.991 - 1.521    7,002       1.33         1.40 - 2.40       11.53 - 13.56
                                        2005   6,488  0.875 - 1.345    6,529       1.32         1.40 - 2.40         1.81 - 7.37
                                        2004   6,114  0.853 - 1.314    5,800       1.69         1.40 - 2.40         5.49 - 8.86
                                        2003   4,949  0.786 - 1.213    3,922       1.24         1.40 - 2.05        1.52 - 25.91

LMPVET Fundamental Value                2007   8,723  1.186 - 1.641   13,159       1.30         1.40 - 2.50     (1.30) - (0.13)
   Subaccount (Class I)                 2006   6,291  1.194 - 1.650    9,305       1.58         1.40 - 2.50       13.98 - 15.14
                                        2005   6,795  1.042 - 1.439    8,811       1.02         1.40 - 2.50       (0.08) - 8.87
                                        2004   5,515  1.233 - 1.398    7,081       0.84         1.40 - 2.40         1.31 - 6.73
                                        2003   3,402  1.169 - 1.315    4,169       0.67         1.40 - 2.05        5.79 - 36.66

LMPVET Global Equity Subaccount         2007   7,236  1.280 - 1.871   10,677       0.55         1.40 - 2.40         2.44 - 3.48
                                        2006   7,575  1.249 - 1.808   10,859       1.20         1.40 - 2.40       12.47 - 13.57
                                        2005   8,082  1.110 - 1.592   10,288       1.06         1.40 - 2.40         2.02 - 8.48
                                        2004   1,953  1.067 - 1.515    2,468       1.15         1.40 - 2.40         1.43 - 8.68
                                        2003     233  1.241 - 1.394      319       0.19         1.40 - 2.00        7.08 - 29.80

LMPVET International All Cap            2007     392  0.947 - 0.962      374       0.94         1.40 - 1.60         4.64 - 4.79
   Opportunity Subaccount               2006     404  0.905 - 0.918      369       2.11         1.40 - 1.60       23.97 - 24.22
                                        2005     456  0.730 - 0.739      335       1.40         1.40 - 1.60        9.94 - 10.13
                                        2004     468  0.664 - 0.671      313       1.31         1.40 - 1.60       15.88 - 16.29
                                        2003     326  0.573 - 0.577      188       0.96         1.40 - 1.60       25.38 - 25.71

LMPVET Investors Subaccount (Class I)   2007   3,385  1.317 - 1.675    4,961       1.27         1.40 - 2.40         1.46 - 2.43
                                        2006   2,950  1.298 - 1.642    4,233       1.61         1.40 - 2.40       12.87 - 16.63
                                        2005   3,134  1.127 - 1.413    3,855       1.16         1.40 - 2.40         4.05 - 9.63
                                        2004   3,326  1.153 - 1.351    3,903       1.49         1.40 - 2.40         0.24 - 9.70
                                        2003   3,266  1.064 - 1.246    3,508       1.49         1.40 - 1.80        9.01 - 30.51

LMPVET Large Cap Growth                 2007   4,121  0.994 - 1.484    4,641       0.04         1.40 - 2.40         2.75 - 3.85
   Subaccount (Class I)                 2006   4,137  0.961 - 1.435    4,532       0.15         1.40 - 2.40         2.13 - 3.14
                                        2005   4,348  0.936 - 1.397    4,615       0.16         1.40 - 2.40      (1.08) - 12.72
                                        2004   3,588  0.905 - 1.352    3,509       0.41         1.40 - 2.40      (6.35) - 13.87
                                        2003   2,915  0.918 - 1.371    2,735       0.02         1.40 - 1.80        3.08 - 45.47

LMPVET Mid Cap Core                     2007   1,876  1.359 - 1.708    3,114       0.38         1.40 - 2.40         4.60 - 5.63
Subaccount (Class I)                    2006   2,115  1.299 - 1.620    3,319       0.57         1.40 - 2.40       12.05 - 13.24
                                        2005   2,183  1.158 - 1.436    3,036       0.65         1.40 - 2.40        5.77 - 10.15
                                        2004   2,017  1.247 - 1.350    2,651         --         1.40 - 2.40         2.37 - 8.88
                                        2003   1,672  1.158 - 1.245    2,037         --         1.40 - 2.05        2.02 - 28.05

LMPVET Multiple Discipline Large        2007      --  1.160 - 1.652      --        0.53         1.40 - 2.35         1.22 - 2.04
   Cap Growth and Value Subaccount (c)  2006   3,179  1.146 - 1.619    4,193       0.80         1.40 - 2.35        9.67 - 10.74
                                        2005   3,108  1.045 - 1.462    3,739       0.89         1.40 - 2.35         1.16 - 5.31
                                        2004     843  1.033 - 1.432    1,083       1.13         1.40 - 2.35         0.58 - 6.65
                                        2003     356  1.357 - 1.360      483       0.39         1.40 - 1.60       26.94 - 27.22

LMPVET Small Cap Growth                 2007   2,653  1.407 - 1.977    4,441         --         1.40 - 2.50         0.72 - 8.50
   Subaccount (Class I)                 2006   1,697  1.316 - 1.830    2,650         --         1.40 - 2.40       10.13 - 11.13
                                        2005   1,790  1.195 - 1.652    2,521         --         1.40 - 2.40        2.38 - 10.72
                                        2004   1,555  1.357 - 1.604    2,129         --         1.40 - 2.40        2.89 - 21.48
                                        2003   1,231  1.198 - 1.418    1,479         --         1.40 - 1.80        9.75 - 46.78


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
                                                  AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                           ------------------------------  ------------------------------------------------
                                                   UNIT VALUE(1)    NET    INVESTMENT(2)  EXPENSE RATIO(3)  TOTAL RETURN(4)
                                            UNITS    LOWEST TO     ASSETS      INCOME         LOWEST TO        LOWEST TO
                                           (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)      HIGHEST (%)
                                           ------  -------------  -------  -------------  ----------------  ---------------
LMPVET Social Awareness              2007      23          1.295      30        1.42                1.40               9.38
   Subaccount                        2006      21          1.184      25        0.44                1.40               6.19
                                     2005      26          1.115      29        0.78                1.40               2.95
                                     2004      24          1.083      26        4.06                1.40               8.30

LMPVPI All Cap Subaccount            2007      --  1.515 - 1.733      --        0.29         1.40 - 2.40        4.67 - 4.99
   (Class I) (a)                     2006   3,971  1.447 - 1.653   6,135        1.31         1.40 - 2.40      15.30 - 16.46
                                     2005   4,528  1.255 - 1.425   6,015        0.82         1.40 - 2.40        1.54 - 2.60
                                     2004   5,179  1.236 - 1.395   6,721        0.55         1.40 - 2.40        0.00 - 6.86
                                     2003   4,954  1.209 - 1.311   6,044        0.27         1.40 - 2.00      14.20 - 37.02

LMPVPII Growth and Income            2007      --  1.287 - 1.300      --        0.05         1.40 - 1.60        4.46 - 4.59
   Subaccount (Class I) (a)          2006     146  1.220 - 1.243     180        0.40         1.40 - 1.80      10.41 - 10.78
                                     2005     150  1.105 - 1.122     168        0.22         1.40 - 1.80        1.75 - 2.19
                                     2004     271  1.086 - 1.098     296        0.94         1.40 - 1.80        6.47 - 6.91
                                     2003     239  1.020 - 1.027     245        0.80         1.40 - 1.80      27.82 - 28.38

LMPVPV Small Cap Growth              2007      --  1.328 - 1.848      --        0.02         1.40 - 2.50        6.38 - 6.75
   Opportunities Subaccount (a)      2006   1,205  1.245 - 1.735   1,759          --         1.40 - 2.50      10.13 - 11.36
                                     2005   1,200  1.123 - 1.571   1,584          --         1.40 - 2.50       1.44 - 11.37
                                     2004     562  1.098 - 1.531     689        0.11         1.40 - 2.40       0.86 - 27.59
                                     2003     357  0.965 - 0.970     345          --         1.40 - 1.60      39.65 - 39.97

LMPVPI Large Cap Growth              2007      --  1.244 - 1.257      --          --         1.40 - 1.80        4.19 - 4.32
   Subaccount (Class I) (a)          2006     388  1.194 - 1.205     464          --         1.40 - 1.80        2.34 - 2.73
                                     2005     545  1.156 - 1.173     635        0.02         1.40 - 1.80        3.40 - 3.81
                                     2004     677  1.118 - 1.130     761        0.16         1.40 - 1.80    (1.32) - (0.88)
                                     2003     740  1.133 - 1.140     841        0.04         1.40 - 1.80      38.49 - 42.50

LMPVPII Aggressive Growth            2007      --  1.371 - 1.705      --          --         1.40 - 2.00        3.43 - 3.59
   Subaccount (Class I) (a)          2006     326  1.324 - 1.648     457          --         1.40 - 2.00        8.85 - 9.59
                                     2005     282  1.203 - 1.511     365          --         1.40 - 2.00        7.75 - 8.35
                                     2004     263  1.114 - 1.400     316          --         1.40 - 2.00        6.90 - 7.55
                                     2003     197  1.040 - 1.306     225          --         1.40 - 2.00      10.79 - 38.13

LMPVET Capital and Income            2007  16,342  1.160 - 1.505  21,087        1.16         1.40 - 2.50        2.75 - 3.94
   Subaccount (Class II)             2006  17,856  1.119 - 1.448  22,298        1.59         1.40 - 2.50        7.73 - 8.95
                                     2005  17,926  1.032 - 1.329  20,655        1.54         1.40 - 2.50        1.79 - 6.61
                                     2004   6,788  1.032 - 1.293   7,730        1.81         1.40 - 2.40        0.71 - 7.96
                                     2003   1,238  1.088 - 1.249   1,513        0.61         1.40 - 2.25       3.45 - 20.33

LMPVIT Adjustable Rate Income        2007   2,709  0.995 - 1.033   2,750        4.30         1.40 - 2.30      (1.00) - 0.00
   Subaccount                        2006   2,822  1.005 - 1.033   2,878        5.04         1.40 - 2.30        1.80 - 2.68
                                     2005   2,130  0.987 - 1.006   2,126        4.66         1.40 - 2.30        0.10 - 0.90
                                     2004     539  0.987 - 0.997     536        2.09         1.40 - 2.20    (1.00) - (0.10)
                                     2003      16  0.997 - 0.999      16        0.78         1.40 - 2.20             (0.10)

LMPVIT Diversified Strategic Income  2007   2,421  1.129 - 1.306   2,919        5.22         1.40 - 2.40      (0.44) - 0.62
   Subaccount                        2006   2,504  1.134 - 1.298   3,019        5.93         1.40 - 2.40        2.90 - 3.92
                                     2005   2,726  1.102 - 1.249   3,184        5.52         1.40 - 2.40        0.18 - 1.13
                                     2004   2,430  1.100 - 1.235   2,850        6.10         1.40 - 2.40        3.09 - 5.29
                                     2003   1,635  1.057 - 1.174   1,895        8.33         1.40 - 2.20       0.00 - 10.23


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

                                                    AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                             ------------------------------  --------------------------------------------------
                                                     UNIT VALUE(1)    NET    INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                              UNITS    LOWEST TO     ASSETS      INCOME         LOWEST TO         LOWEST TO
                                             (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                             ------  -------------  -------  -------------  ----------------  -----------------
LMPVIT High Income Subaccount          2007   3,767  1.155 - 1.481    4,802       8.52         1.40 - 2.40      (2.02) - (1.11)
                                       2006   3,987  1.178 - 1.504    5,159       7.88         1.40 - 2.40          6.38 - 9.44
                                       2005   4,075  1.087 - 1.379    4,844       9.28         1.40 - 2.40        (0.37) - 1.23
                                       2004   2,785  1.130 - 1.369    3,269      10.58         1.40 - 2.40          6.68 - 8.93
                                       2003   1,872  1.039 - 1.262    1,987      10.51         1.40 - 2.05         3.67 - 25.81

LMPVIT Money Market Subaccount         2007  10,556  1.026 - 1.148   11,223       4.76         1.40 - 2.50          0.78 - 3.52
                                       2006   6,890  1.000 - 1.109    7,195       4.55         1.40 - 2.40          2.20 - 3.16
                                       2005   6,039  0.977 - 1.075    6,147       2.87         1.40 - 2.40          0.31 - 1.42
                                       2004   3,856  0.978 - 1.060    3,951       0.96         1.40 - 2.40      (1.11) - (0.10)
                                       2003   2,431  0.988 - 1.066    2,564       0.68         1.40 - 1.95        (0.94) - 0.00

LMPVPIII Large Cap Value               2007      --  1.276 - 1.311       --       0.38         1.40 - 1.80          5.02 - 5.13
   Subaccount (a)                      2006   1,080  1.215 - 1.247    1,334       1.27         1.40 - 1.80        16.16 - 16.65
                                       2005   1,137  1.046 - 1.069    1,205       1.62         1.40 - 1.80          4.60 - 5.01
                                       2004   1,187  1.000 - 1.018    1,201       1.87         1.40 - 1.80          8.70 - 9.11
                                       2003   1,299  0.920 - 0.933    1,206       1.68         1.40 - 1.80        25.34 - 25.74

Lord Abbett Growth and Income          2007      --  1.227 - 1.693       --         --         1.40 - 2.50          3.55 - 3.99
   Subaccount (Class VC) (a)           2006   3,791  1.182 - 1.628    5,597       1.30         1.40 - 2.50         7.43 - 15.63
                                       2005   3,708  1.027 - 1.408    4,752       1.36         1.40 - 2.50        (0.54) - 7.65
                                       2004   1,405  1.253 - 1.382    1,824       1.68         1.40 - 2.40       (0.08) - 12.98
                                       2003     254  1.239 - 1.244      316       1.79         1.40 - 2.00         7.81 - 24.40

Lord Abbett Mid-Cap Value Subaccount   2007      --  1.305 - 2.007       --         --         1.40 - 2.50         9.88 - 10.27
   (Class VC) (a)                      2006   4,595  1.185 - 1.820    7,519       0.52         1.40 - 2.50         9.48 - 10.71
                                       2005   4,325  1.076 - 1.644    6,424       0.65         1.40 - 2.50         0.75 - 12.57
                                       2004   1,302  1.398 - 1.541    1,869       0.67         1.40 - 2.40        12.08 - 22.30
                                       2003     127  1.156 - 1.260      152       1.81         1.40 - 1.95         6.83 - 26.00

MIST Batterymarch Mid-Cap Stock        2007     785  1.509 - 1.735    1,196       0.32         1.40 - 2.00          3.95 - 4.57
   Subaccount (Class A)                2006     803  1.446 - 1.669    1,170         --         1.40 - 2.00      (5.06) - (4.68)

MIST BlackRock High Yield              2007   1,460  1.381 - 1.420    2,031       9.82         1.29 - 1.89          0.71 - 1.30
   Subaccount (Class A)                2006   1,534  1.365 - 1.410    2,108         --         1.40 - 2.00          5.15 - 5.57

MIST BlackRock Large-Cap Core
   Subaccount (Class E) (b)            2007   1,059  1.047 - 1.702    1,395         --         1.40 - 2.40        (0.64) - 0.00

MIST BlackRock Large-Cap Core          2007      --  1.048 - 1.706       --       0.71         1.40 - 2.40          4.59 - 4.93
   Subaccount (Class A) (a)            2006   1,024  1.000 - 1.628    1,247         --         1.40 - 2.40         5.40 - 10.59

MIST Dreman Small-Cap Value            2007     352  1.295 - 1.328      463         --         1.40 - 2.35      (4.23) - (1.49)
   Subaccount (Class A)                2006     138  1.338 - 1.360      186       0.70         1.40 - 2.35         6.02 - 14.06

MIST Harris Oakmark International      2007   2,809  1.124 - 1.903    4,205       0.90         1.39 - 2.49     (10.02) - (2.23)
   Subaccount (Class A)                2006   2,526  1.152 - 1.922    3,926         --         1.36 - 2.46         9.50 - 10.40

MIST Janus Forty Subaccount (Class A)  2007   2,650  0.859 - 2.101    2,712       0.16         1.40 - 2.20         7.13 - 28.49
                                       2006   2,394  0.678 - 1.640    1,757         --         1.40 - 2.25          2.03 - 2.69
MIST Lazard Mid-Cap
   Subaccount (Class B) (b)            2007     111  1.122 - 1.144      126         --         1.40 - 2.15    (14.24) - (12.31)


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

                                                     AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                              ------------------------------  --------------------------------------------------
                                                      UNIT VALUE(1)    NET    INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                               UNITS    LOWEST TO     ASSETS      INCOME         LOWEST TO         LOWEST TO
                                              (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                              ------  -------------  -------  -------------  ----------------  -----------------
MIST Legg Mason Partners Managed        2007     190          1.265      240       2.36                1.40                 4.89
   Assets Subaccount (Class A)          2006     166          1.206      200         --                1.40                 5.79

MIST Lord Abbett Bond Debenture         2007   1,221  1.382 - 1.486    1,702       5.36         1.40 - 2.00          4.70 - 5.41
   Subaccount (Class A)                 2006   1,329  1.315 - 1.416    1,762         --         1.40 - 2.00          4.54 - 4.88

MIST Lord Abbett Growth and Income      2007  14,170  1.082 - 1.106   15,500       0.64         1.15 - 2.50        (2.43) - 2.50
   Subaccount (Class B)                 2006   9,940  1.070 - 1.079   10,678         --         1.15 - 2.40          6.89 - 7.79

MIST Lord Abbett Mid-Cap Value          2007   6,998  1.045 - 1.065    7,395       0.04         1.40 - 2.50     (10.68) - (0.75)
   Subaccount (Class B)                 2006     158  1.066 - 1.073      169         --         1.40 - 2.40         6.39 - 14.42

MIST Met/AIM Capital Appreciation       2007   1,651  1.055 - 1.583    2,028       0.09         1.40 - 2.35         9.32 - 10.29
   Subaccount (Class A)                 2006   1,768  0.960 - 1.440    1,976       0.17         1.40 - 2.35      (1.76) - (1.01)

MIST Met/AIM Small Cap Growth           2007     150  1.395 - 1.430      212         --         1.40 - 2.35          8.81 - 9.83
   Subaccount (Class A)                 2006     109  1.282 - 1.302      141         --         1.40 - 2.35       (1.23) - 11.80

MIST MFS Emerging Markets Equity
   Subaccount (Class A) (b)             2007     201  2.154 - 3.621      439         --         1.40 - 1.80         0.00 - 25.40

MIST MFS Research International
   Subaccount (Class B) (b)             2007     739  1.575 - 2.235    1,243         --         1.40 - 2.25        (1.14) - 4.59

MIST MFS Value Subaccount (Class A)     2007   2,935  1.450 - 1.496    4,314         --         1.40 - 2.50          0.07 - 6.10
                                        2006   3,048  1.378 - 1.410    4,245       1.26         1.40 - 2.50         9.85 - 11.43

MIST Neuberger Berman Real Estate       2007   3,300  1.009 - 1.026    3,374       1.09         1.40 - 2.40    (24.59) - (16.04)
   Subaccount (Class A)                 2006   3,358  1.214 - 1.222    4,096         --         1.40 - 2.40        21.04 - 21.83

MIST PIMCO Inflation Protected Bond
   Subaccount (Class A) (b)             2007   7,277  1.061 - 1.223    8,669         --         1.40 - 2.50          5.66 - 6.44

MIST Pioneer Fund Subaccount (Class A)  2007     440  1.317 - 1.650      655       0.88         1.40 - 2.30          2.65 - 3.58
                                        2006     472  1.283 - 1.593      685         --         1.40 - 2.30          7.00 - 7.64

MIST Pioneer Mid-Cap Value Subaccount   2007      --  1.283 - 1.300       --       0.35         1.55 - 2.25         6.61 - 10.36
   (Class A) (a)                        2006     107  1.164 - 1.178      126       0.25         1.55 - 2.25          4.86 - 8.28

MIST Pioneer Strategic Income           2007   4,260  1.101 - 1.547    5,752       0.67         1.40 - 2.40          2.43 - 5.17
   Subaccount (Class A)                 2006   4,357  1.052 - 1.471    5,622       4.84         1.40 - 2.40          1.32 - 3.66

MIST Third Avenue Small Cap Value       2007   9,461  0.967 - 0.985    9,262       0.45         1.40 - 2.50     (10.63) - (4.37)
   Subaccount (Class B)                 2006   3,747  1.023 - 1.030    3,849         --         1.40 - 2.40          1.99 - 2.69

MSF BlackRock Aggressive Growth         2007   3,011  0.686 - 1.813    2,425         --         1.40 - 2.25        17.70 - 18.82
   Subaccount (Class D)                 2006   3,290  0.580 - 1.533    2,231         --         1.40 - 2.25      (2.83) - (2.30)

MSF BlackRock Bond Income               2007   2,884  1.146 - 1.346    3,858       3.36         1.40 - 2.00          4.18 - 4.83
   Subaccount (Class A)                 2006   3,235  1.100 - 1.284    4,134         --         1.40 - 2.00          3.68 - 3.97

MSF BlackRock Bond Income               2007   3,506  1.057 - 1.315    4,094       2.98         1.40 - 2.40          3.55 - 4.70
   Subaccount (Class E)                 2006   3,392  1.016 - 1.256    3,808         --         1.40 - 2.40          3.27 - 3.89

                                                     AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                              ------------------------------  ------------------------------------------------
                                                      UNIT VALUE(1)    NET    INVESTMENT(2)  EXPENSE RATIO(3)  TOTAL RETURN(4)
                                               UNITS    LOWEST TO     ASSETS      INCOME         LOWEST TO        LOWEST TO
                                              (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)      HIGHEST (%)
                                              ------------------------------  -------------  ----------------  ---------------
MSF BlackRock Money Market              2007  18,328  1.043 - 1.245   22,762      4.90          1.40 - 2.00        1.25 - 3.66
   Subaccount (Class A)                 2006   4,248  1.013 - 1.201    5,062      3.29          1.40 - 2.00        2.01 - 2.30

MSF Capital Guardian U.S. Equity        2007   1,296  0.733 - 1.284    1,006      0.12          1.40 - 2.40    (2.51) - (1.46)
   Subaccount (Class A)                 2006     220  0.745 - 1.306      215        --          1.40 - 2.15        2.47 - 2.86

MSF FI Large Cap Subaccount (Class A)   2007   4,037  0.849 - 1.407    3,631      0.16          1.40 - 2.25        1.55 - 2.58
                                        2006   4,418  0.832 - 1.378    3,890        --          1.40 - 2.25        0.94 - 1.46

MSF FI Value Leaders Subaccount         2007   5,967  1.223 - 1.504    8,292      0.83          1.40 - 2.35        1.66 - 2.68
   (Class D)                            2006   6,541  1.203 - 1.471    8,890        --          1.40 - 2.35        2.04 - 2.68

MSF MetLife Aggressive Allocation       2007     773  1.061 - 1.081      828      0.06          1.40 - 2.50      (8.11) - 1.70
   Subaccount (Class B)                 2006     490  1.054 - 1.059      518        --          1.80 - 2.50        5.19 - 5.69

MSF MetLife Conservative Allocation     2007     156  1.071 - 1.083      167        --          1.60 - 2.30        3.07 - 3.84
   Subaccount (Class B)                 2006      66  1.038 - 1.043       68        --          1.60 - 2.30        3.70 - 4.20

MSF MetLife Conservative to Moderate    2007   1,190  1.070 - 1.086    1,280        --          1.40 - 2.25      (1.10) - 3.14
   Allocation Subaccount (Class B)      2006     713  1.045 - 1.050      748        --          1.55 - 2.15        4.29 - 4.79

MSF MetLife Moderate Allocation         2007   2,763  1.068 - 1.086    2,972      0.01          1.40 - 2.40      (0.37) - 2.84
   Subaccount (Class B)                 2006   2,967  1.049 - 1.056    3,121        --          1.40 - 2.35        4.69 - 5.39

MSF MetLife Moderate to Aggressive      2007   2,275  1.066 - 1.084    2,444      0.04          1.55 - 2.50      (1.66) - 2.27
   Allocation Subaccount (Class B)      2006   3,983  1.053 - 1.060    4,206        --          1.55 - 2.50       5.09 - 12.55

MSF MFS Total Return                    2007  22,067  1.137 - 1.547   31,671      1.97          1.40 - 2.50        1.58 - 2.72
   Subaccount (Class F)                 2006  22,644  1.113 - 1.506   31,780        --          1.40 - 2.50        6.18 - 7.04

MSF Morgan Stanley EAFE Index
   Subaccount (Class A)                 2007      26          1.188       31        --                 1.40               1.28

MSF Oppenheimer Global Equity           2007   5,769  1.085 - 1.103    6,316      0.88          1.40 - 2.40      (3.86) - 4.85
   Subaccount (Class B)                 2006   6,100  1.045 - 1.052    6,400        --          1.34 - 2.34        4.92 - 5.62

MSF Russell 2000 Index
   Subaccount (Class A) (b)             2007     194          1.561      303        --                 1.40             (7.80)

MSF T. Rowe Price Large Cap Growth      2007   2,604  1.133 - 1.152    2,986      0.20          1.40 - 2.40        5.74 - 7.66
   Subaccount (Class B)                 2006   2,658  1.063 - 1.070    2,839        --          1.40 - 2.40        4.22 - 7.21

MSF Western Asset Management High       2007      --  1.201 - 1.209       --     10.32          1.40 - 1.60        3.80 - 3.96
   Yield Bond Subaccount (Class A) (a)  2006      55  1.157 - 1.163       64        --          1.40 - 1.60        6.24 - 6.31

MSF Western Asset Management U.S.       2007      76  1.107 - 1.115       85      6.81          1.25 - 1.45        1.56 - 3.05
   Government Subaccount (Class A)      2006      15          1.082       16        --                 1.25               3.64

PIMCO Real Return Subaccount            2007      --  0.999 - 1.148       --      1.55          1.40 - 2.50        1.72 - 2.06
   (Administrative Class) (a)           2006   7,878  0.981 - 1.125    8,659      4.24          1.40 - 2.50    (1.79) - (0.71)
                                        2005   7,458  0.993 - 1.133    8,302      2.98          1.40 - 2.50      (1.39) - 1.36
                                        2004   1,920  1.067 - 1.125    2,144      1.19          1.40 - 2.40        0.19 - 7.35
                                        2003     165  1.042 - 1.048      173      0.68          1.40 - 2.20      (0.57) - 4.80

                                                     AS OF DECEMBER 31               FOR THE YEAR ENDED DECEMBER 31
                                            ------------------------------  ------------------------------------------------
                                                    UNIT VALUE(1)    NET    INVESTMENT(2)  EXPENSE RATIO(3)  TOTAL RETURN(4)
                                             UNITS    LOWEST TO     ASSETS     INCOME         LOWEST TO        LOWEST TO
                                            (000s)   HIGHEST ($)   ($000s)    RATIO (%)      HIGHEST (%)       HIGHEST (%)
                                            ------  -------------  -------  -------------  ----------------  ---------------
PIMCO VIT Total Return Subaccount     2007  21,560  1.088 - 1.346   26,205       4.80         1.40 - 2.50        6.06 - 7.25
   (Administrative Class)             2006  23,726  1.020 - 1.255   27,048       4.42         1.40 - 2.50        1.25 - 2.37
                                      2005  21,488  1.001 - 1.226   24,251       3.49         1.40 - 2.50      (1.41) - 1.07
                                      2004  13,710  1.045 - 1.213   16,167       1.89         1.40 - 2.40        1.04 - 3.41
                                      2003  12,630  1.025 - 1.173   14,692       2.85         1.40 - 2.05      (1.79) - 3.62

Putnam VT Discovery Growth            2007     120  0.961 - 0.974      117         --         1.40 - 1.60        8.59 - 8.83
   Subaccount (Class IB)              2006     336  0.885 - 0.895      300         --         1.40 - 1.60        9.26 - 9.55
                                      2005     341  0.810 - 0.817      278         --         1.40 - 1.60        5.61 - 5.69
                                      2004     384  0.767 - 0.773      296         --         1.40 - 1.60        5.94 - 6.18
                                      2003     403  0.724 - 0.728      293         --         1.40 - 1.60      29.75 - 30.00

Putnam VT International Equity        2007      --  1.508 - 2.143       --       2.91         1.40 - 2.00        8.09 - 8.38
   Subaccount (Class IB) (a)          2006     649  1.393 - 1.981      939       0.57         1.40 - 2.00      25.24 - 25.94
                                      2005     609  1.108 - 1.579      703       1.44         1.40 - 2.00       9.95 - 10.58
                                      2004     593  1.003 - 1.433      620       1.48         1.40 - 2.00      13.89 - 14.63
                                      2003     546  0.877 - 1.255      500       0.78         1.40 - 2.00       4.51 - 26.72

Putnam VT Small Cap Value Subaccount  2007      --  1.516 - 2.300       --       0.55         1.40 - 2.50        6.46 - 6.86
   (Class IB) (a)                     2006   3,505  1.424 - 2.156    6,563       0.33         1.40 - 2.50      14.47 - 15.64
                                      2005   3,660  1.244 - 1.871    5,970       0.16         1.40 - 2.50       2.30 - 12.38
                                      2004   2,954  1.521 - 1.780    4,707       0.34         1.40 - 2.40       2.26 - 24.40
                                      2003   2,459  1.281 - 1.436    3,177       0.30         1.40 - 1.80      13.16 - 47.66

Van Kampen LIT Comstock               2007     920  1.210 - 1.598    1,124       1.62         1.40 - 2.00    (4.25) - (3.69)
   Subaccount (Class II)              2006     997  1.259 - 1.669    1,265       1.28         1.40 - 2.00      13.77 - 14.38
                                      2005   1,097  1.102 - 1.467    1,217       0.93         1.40 - 2.00        2.02 - 2.68
                                      2004     859  1.076 - 1.438      931       0.74         1.40 - 2.00      15.13 - 15.81
                                      2003     711  0.931 - 1.249      667       0.76         1.40 - 2.00      14.27 - 28.93

Van Kampen LIT Enterprise Subaccount  2007      95  0.980 - 0.994       94       0.16         1.40 - 1.60      10.61 - 10.94
   (Class II)                         2006     104  0.886 - 0.896       93       0.05         1.40 - 1.60        5.10 - 5.29
                                      2005      24  0.843 - 0.851       20       0.50         1.40 - 1.60        6.17 - 6.38
                                      2004      28  0.794 - 0.800       22       0.13         1.40 - 1.60        2.19 - 2.30
                                      2003      32  0.777 - 0.782       25       0.23         1.40 - 1.60      23.73 - 23.93

Van Kampen LIT Strategic Growth       2007     675  0.901 - 1.460      699       0.05         1.40 - 2.50      14.15 - 15.37
   Subaccount (Class I)               2006     865  0.783 - 1.268      800         --         1.40 - 2.50        0.27 - 1.40
                                      2005     946  0.773 - 1.329      849       0.23         1.40 - 2.50       5.41 - 10.40
                                      2004     875  0.728 - 1.257      697         --         1.40 - 2.40       3.79 - 16.42
                                      2003     841  0.691 - 1.116      588         --         1.40 - 1.95       3.91 - 25.59

(1) The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Subaccount from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Subaccount is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Subaccount invests.

(3) These amounts represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

6. SCHEDULES OF ACCUMULATION AND ANNUITY UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006


                                                           AMERICAN FUNDS
                                 AIM V.I. CORE EQUITY       GLOBAL GROWTH       AMERICAN FUNDS GROWTH
                                     SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                     (SERIES I)               (CLASS 2)               (CLASS 2)
                                 --------------------  ----------------------  ----------------------
                                 2007 (a)    2006         2007        2006        2007       2006
                                 --------  ---------   ----------  ----------  ----------  ----------
Accumulation and annuity units
   beginning of year              909,354         --   11,266,363  10,068,702  26,934,923  24,454,690
Accumulation units issued and
   transferred from other
   funding options                  4,946  1,199,818      991,746   2,071,995   1,264,292   4,150,295
Accumulation units redeemed and
   transferred to other
   funding options               (914,300)  (290,464)  (1,298,544)   (874,472) (2,763,424) (1,670,487)
Annuity units                          --         --       (4,105)        138      (5,896)        425
                                 --------  ---------   ----------  ----------  ----------  ----------
Accumulation and annuity units
   end of year                         --    909,354   10,955,460  11,266,363  25,429,895  26,934,923
                                 ========  =========   ==========  ==========  ==========  ==========

                                      DREYFUS VIF
                                  DEVELOPING LEADERS   DWS VIT SMALL CAP INDEX  FIDELITY VIP CONTRAFUND
                                      SUBACCOUNT              SUBACCOUNT               SUBACCOUNT
                                   (INITIAL SHARES)            (CLASS A)           (SERVICE CLASS 2)
                                 --------------------  -----------------------  -----------------------
                                   2007       2006      2007 (a)      2006        2007        2006
                                 ---------  ---------  ----------  -----------  ---------  ------------
Accumulation and annuity units
   beginning of year             1,389,026  1,574,061    206,091     444,173    2,482,732    2,575,917
Accumulation units issued and
   transferred from other
   funding options                  78,422     49,090         --          --      213,621      262,773
Accumulation units redeemed and
   transferred to other
   funding options                (242,683)  (234,125)  (206,091)   (238,082)    (274,630)    (355,958)
Annuity units                           --         --         --          --           --           --
                                 ---------  ---------   --------    --------    ---------    ---------
Accumulation and annuity units
   end of year                   1,224,765  1,389,026         --     206,091    2,421,723    2,482,732
                                 =========  =========   ========    ========    =========    =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

                                      AMERICAN FUNDS                               DREYFUS VIF
                                      GROWTH-INCOME      CREDIT SUISSE TRUST      APPRECIATION
                                        SUBACCOUNT         EMERGING MARKETS        SUBACCOUNT
                                        (CLASS 2)             SUBACCOUNT        (INITIAL SHARES)
                                 ----------------------  -------------------  -------------------
                                    2007        2006     2007 (a)    2006       2007      2006
                                 ----------  ----------  --------  ---------  --------  ---------
Accumulation and annuity units
   beginning of year             29,306,075  26,875,466   144,891   143,367    687,851  1,153,893
Accumulation units issued and
   transferred from other
   funding options                1,789,851   4,229,399    49,104     7,629     17,987     41,200
Accumulation units redeemed and
   transferred to other
   funding options               (3,028,747) (1,798,488) (193,995)   (6,105)  (139,819)  (507,242)
Annuity units                        (3,033)       (302)       --        --         --         --
                                 ----------  ----------  --------   -------   --------  ---------
Accumulation and annuity units
   end of year                   28,064,146  29,306,075        --   144,891    566,019    687,851
                                 ==========  ==========  ========   =======   ========  =========

                                                          FIDELITY VIP DYNAMIC
                                 FIDELITY VIP CONTRAFUND  CAPITAL APPRECIATION  FIDELITY VIP MID CAP
                                        SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                     (SERVICE CLASS)       (SERVICE CLASS 2)      (SERVICE CLASS 2)
                                 ---------  ------------  ---------  ---------  ---------  ---------
                                   2007         2006         2007      2006        2007      2006
                                 ---------  ------------  ---------  ---------  ---------  ---------
Accumulation and annuity units
   beginning of year             6,689,867     5,737,878   262,285    273,385   5,713,546  5,209,605
Accumulation units issued and
   transferred from other
   funding options                 620,877     1,802,674     5,416      5,172     368,929  1,067,700
Accumulation units redeemed and
   transferred to other
   funding options                (766,481)     (850,417)  (69,593)   (16,272)   (737,283)  (563,488)
Annuity units                       (2,691)         (268)       --         --      (1,876)      (271)
                                 ---------    ----------   -------    -------   ---------  ---------
Accumulation and annuity units
   end of year                   6,541,572     6,689,867   198,108    262,285   5,343,316  5,713,546
                                 =========    ==========   =======    =======   =========  =========

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                            FTVIPT FRANKLIN      FTVIPT TEMPLETON
                                 FTVIPT FRANKLIN INCOME      SMALL-MID CAP          DEVELOPING
                                       SECURITIES          GROWTH SECURITIES    MARKETS SECURITIES
                                       SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                       (CLASS 2)              (CLASS 2)             (CLASS 2)
                                 ----------------------  --------------------  --------------------
                                   2007        2006        2007        2006      2007       2006
                                 ---------  -----------  ---------  ---------  ---------  ---------
Accumulation and annuity units
   beginning of year             3,104,271   1,359,502   1,619,568  1,900,291  2,619,233  2,266,286
Accumulation units issued and
   transferred from other
   funding options               1,479,943   1,962,113      62,066     72,888    431,096    789,859
Accumulation units redeemed and
   transferred to other
   funding options                (492,053)   (216,630)   (254,050)  (353,611)  (633,487)  (436,780)
Annuity units                          444        (714)         --         --     48,719       (132)
                                 ---------   ---------   ---------  ---------  ---------  ---------
Accumulation and annuity units
   end of year                   4,092,605   3,104,271   1,427,584  1,619,568  2,465,561  2,619,233
                                 =========   =========   =========  =========  =========  =========

                                      JANUS ASPEN          JANUS ASPEN
                                    MID CAP GROWTH       WORLDWIDE GROWTH    LMPIS PREMIER SELECTIONS
                                      SUBACCOUNT            SUBACCOUNT            ALL CAP GROWTH
                                   (SERVICE SHARES)      (SERVICE SHARES)           SUBACCOUNT
                                 --------------------  --------------------  ------------------------
                                   2007       2006       2007       2006        2007 (a)     2006
                                 ---------  ---------  ---------  ---------     --------   -------
Accumulation and annuity units
   beginning of year             1,125,494  1,449,090  1,361,235  1,609,218      288,514   298,340
Accumulation units issued and
   transferred from other
   funding options                  76,895     28,122    122,482     33,057          520        70
Accumulation units redeemed and
   transferred to other
   funding options                 (33,819)  (351,718)  (348,908)  (281,040)    (289,034)   (9,896)
Annuity units                           --         --         --         --           --        --
                                 ---------  ---------  ---------  ---------     --------   -------
Accumulation and annuity units
   end of year                   1,168,570  1,125,494  1,134,809  1,361,235           --   288,514
                                 =========  =========  =========  =========     ========   =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

                                 FTVIPT TEMPLETON FOREIGN  JANUS ASPEN GLOBAL      JANUS ASPEN
                                        SECURITIES            LIFE SCIENCES     GLOBAL TECHNOLOGY
                                        SUBACCOUNT             SUBACCOUNT           SUBACCOUNT
                                        (CLASS 2)           (SERVICE SHARES)     (SERVICE SHARES)
                                 ------------------------  -------------------  --------------------
                                    2007        2006          2007      2006      2007       2006
                                 ----------   ---------    ---------  --------  ---------  ---------
Accumulation and annuity units
   beginning of year              6,710,899   5,952,717      673,254   719,064  1,082,804  1,318,015
Accumulation units issued and
   transferred from other
   funding options                  643,482   1,295,936       61,756    71,090    315,733    132,756
Accumulation units redeemed and
   transferred to other
   funding options                 (766,570)   (537,582)    (148,574) (116,900)  (372,799)  (367,967)
Annuity units                        (3,082)       (172)          --        --         --         --
                                  ---------   ---------     --------  --------  ---------  ---------
Accumulation and annuity units
   end of year                    6,584,729   6,710,899      586,436   673,254  1,025,738  1,082,804
                                  =========   =========     ========  ========  =========  =========

                                 LMPVET AGGRESSIVE GROWTH  LMPVET APPRECIATION   LMPVET APPRECIATION
                                        SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                                        (CLASS I)              (CLASS I)              (CLASS II)
                                 ------------------------  --------------------  -------------------
                                    2007         2006        2007       2006        2007 (b)  2006
                                 ----------  ------------  ---------  ---------    ---------  ----
Accumulation and annuity units
   beginning of year             10,936,597   10,388,289   5,435,250  5,814,251           --    --
Accumulation units issued and
   transferred from other
   funding options                  880,061    1,729,623     169,013    240,246    2,824,257    --
Accumulation units redeemed and
   transferred to other
   funding options               (1,880,090)  (1,181,315)   (605,376)  (619,247)     (82,481)   --
Annuity units                        (6,049)          --          --         --           --    --
                                 ----------   ----------   ---------  ---------    ---------   ---
Accumulation and annuity units
   end of year                    9,930,519   10,936,597   4,998,887  5,435,250    2,741,776    --
                                 ==========   ==========   =========  =========    =========   ===

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                                                       LMPVET EQUITY INDEX
                                      LMPVET CAPITAL      LMPVET DIVIDEND STRATEGY          SUBACCOUNT
                                        SUBACCOUNT               SUBACCOUNT                  (CLASS I)
                                 -----------------------  ------------------------  -------------------------
                                     2007        2006        2007         2006          2007          2006
                                 -----------  ----------  ----------  ------------  ------------  -----------
Accumulation and annuity units
   beginning of year              16,099,589  17,126,817    660,744      679,429     409,861,939  429,439,923
Accumulation units issued and
   transferred from other
   funding options                   434,261     904,496      3,135       38,162       6,145,658   10,900,910
Accumulation units redeemed and
   transferred to other
   funding options                (2,985,640) (1,931,724)   (25,222)     (56,847)   (114,302,676) (30,478,894)
Annuity units                             --          --         --           --              --           --
                                  ----------  ----------    -------      -------     -----------  -----------
Accumulation and annuity units
   end of year                    13,548,210  16,099,589    638,657      660,744     301,704,921  409,861,939
                                  ==========  ==========    =======      =======     ===========  ===========

                                 LMPVET INTERNATIONAL    LMPVET INVESTORS    LMPVET LARGE CAP GROWTH
                                  ALL CAP OPPORTUNITY        SUBACCOUNT             SUBACCOUNT
                                      SUBACCOUNT             (CLASS I)               (CLASS I)
                                 --------------------  --------------------  -----------------------
                                   2007       2006        2007       2006       2007        2006
                                 --------  ----------  ---------  ---------  ---------  ------------
Accumulation and annuity units
   beginning of year              404,328   456,409    2,950,306  3,133,860  4,137,326   4,348,127
Accumulation units issued and
   transferred from other
   funding options                     --        --      975,679    168,458    686,368     588,267
Accumulation units redeemed and
   transferred to other
   funding options                (12,446)  (52,081)    (541,172)  (352,012)  (703,062)  (799,068)
Annuity units                         --         --           --         --         --         --
                                  -------   -------    ---------  ---------  ---------   ---------
Accumulation and annuity units
   end of year                    391,882   404,328    3,384,813  2,950,306  4,120,632   4,137,326
                                  =======   =======    =========  =========  =========   =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

                                  LMPVET EQUITY INDEX  LMPVET FUNDAMENTAL VALUE
                                      SUBACCOUNT              SUBACCOUNT          LMPVET GLOBAL EQUITY
                                      (CLASS II)               (CLASS I)               SUBACCOUNT
                                 --------------------  ------------------------  ----------------------
                                    2007       2006        2007         2006        2007        2006
                                 ---------  ---------  -----------  -----------  ----------  ----------
Accumulation and annuity units
   beginning of year             6,133,893  6,487,693   6,290,736    6,795,029    7,574,693   8,082,020
Accumulation units issued and
   transferred from other
   funding options                 559,294    498,121   3,955,599      447,080      213,420     821,257
Accumulation units redeemed and
   transferred to other
   funding options                (742,452)  (851,921) (1,522,945)    (951,373)    (552,469) (1,328,584)
Annuity units                           --         --          --           --           --         --
                                 ---------  ---------  ----------    ---------    ---------  ----------
Accumulation and annuity units
   end of year                   5,950,735  6,133,893   8,723,390    6,290,736    7,235,644  7,574,693
                                 =========  =========  ==========    =========    =========  ==========

                                  LMPVET MID CAP CORE  LMPVET MULTIPLE DISCIPLINE  LMPVET SMALL CAP GROWTH
                                      SUBACCOUNT       LARGE CAP GROWTH AND VALUE         SUBACCOUNT
                                       (CLASS I)               SUBACCOUNT                  (CLASS I)
                                 --------------------  --------------------------  -----------------------
                                    2007       2006       2007 (c)      2006           2007       2006
                                 ---------  ---------    ----------   ---------     ---------   ---------
Accumulation and annuity units
   beginning of year             2,114,765  2,183,341     3,178,926   3,108,188     1,697,096   1,790,499
Accumulation units issued and
   transferred from other
   funding options                  12,586     53,989        38,959     252,506     1,201,862      93,363
Accumulation units redeemed and
   transferred to other
   funding options                (251,792)  (122,565)   (3,217,885)   (181,768)     (245,619)   (186,766)
Annuity units                           --         --            --          --            --          --
                                 ---------  ---------    ----------   ---------     ---------   ---------
Accumulation and annuity units
   end of year                   1,875,559  2,114,765            --   3,178,926     2,653,339   1,697,096
                                 =========  =========    ==========   =========     =========   =========

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                              LMPVPI ALL CAP     LMPVPII GROWTH AND INCOME
                                 LMPVET SOCIAL AWARENESS        SUBACCOUNT               SUBACCOUNT
                                       SUBACCOUNT               (CLASS I)                (CLASS I)
                                 -----------------------  ---------------------  -------------------------
                                    2007         2006       2007 (a)     2006      2007 (a)       2006
                                 ----------  -----------  ----------  ---------  ------------  -----------
Accumulation and annuity units
   beginning of year               21,004       25,877     3,971,003  4,528,015     145,681      150,371
Accumulation units issued and
   transferred from other
   funding options                  1,965        5,361         3,746     38,491          --           --
Accumulation units redeemed and
   transferred to other
   funding options                   (131)     (10,234)   (3,974,749)  (595,503)   (145,681)      (4,690)
Annuity units                          --           --            --         --          --           --
                                   ------      -------    ----------  ---------  ----------      -------
Accumulation and annuity units
   end of year                     22,838       21,004            --  3,971,003          --      145,681
                                   ======      =======    ==========  =========  ==========      =======

                                 LMPVET CAPITAL AND INCOME    LMPVIT ADJUSTABLE    LMPVIT DIVERSIFIED
                                         SUBACCOUNT             RATE INCOME         STRATEGIC INCOME
                                         (CLASS II)              SUBACCOUNT           SUBACCOUNT
                                 -------------------------  --------------------  --------------------
                                     2007         2006         2007       2006       2007       2006
                                 -----------  ------------  ---------  ---------  ---------  ---------
Accumulation and annuity units
   beginning of year              17,855,969    17,926,114  2,821,743  2,129,598  2,504,455  2,725,818
Accumulation units issued and
   transferred from other
   funding options                   184,199     1,144,894    647,079    873,380     28,510     56,471
Accumulation units redeemed and
   transferred to other
   funding options                (1,698,097)   (1,215,039)  (762,121)  (181,235)  (111,905)  (277,834)
Annuity units                             --            --      1,944         --         --         --
                                  ----------    ----------  ---------  ---------  ---------  ---------
Accumulation and annuity units
   end of year                    16,342,071    17,855,969  2,708,645  2,821,743  2,421,060  2,504,455
                                  ==========    ==========  =========  =========  =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

                                     LMPVPV SMALL CAP      LMPVPI LARGE CAP GROWTH  LMPVPII AGGRESSIVE GROWTH
                                   GROWTH OPPORTUNITIES           SUBACCOUNT                SUBACCOUNT
                                        SUBACCOUNT                (CLASS I)                  (CLASS I)
                                 ------------------------  -----------------------  -------------------------
                                   2007 (a)       2006       2007 (a)      2006       2007 (a)       2006
                                 -----------  -----------  -----------  ----------  -----------  ------------
Accumulation and annuity units
   beginning of year               1,205,024    1,200,271    388,293       545,463    325,935       282,212
Accumulation units issued and
   transferred from other
   funding options                    11,941      147,651     33,867        31,636         --        50,505
Accumulation units redeemed and
   transferred to other
   funding options                (1,216,965)    (142,898)  (422,160)     (188,806)  (325,935)       (6,782)
Annuity units                             --           --         --            --         --            --
                                  ----------    ---------   --------      --------   --------       -------
Accumulation and annuity units
   end of year                            --    1,205,024         --       388,293        --        325,935
                                  ==========    =========   ========      ========   ========       =======

                                     LMPVIT HIGH INCOME      LMPVIT MONEY MARKET    LMPVPIII LARGE CAP VALUE
                                        SUBACCOUNT                SUBACCOUNT                SUBACCOUNT
                                 -------------------------  ----------------------  ------------------------
                                     2007         2006         2007        2006       2007 (a)      2006
                                 ----------  -------------  ----------  ----------  -----------  -----------
Accumulation and annuity units
   beginning of year              3,986,902    4,075,321     6,890,032   6,038,989    1,079,742   1,136,563
Accumulation units issued and
   transferred from other
   funding options                  352,068      594,838     6,931,416   2,987,444           53         285
Accumulation units redeemed and
   transferred to other
   funding options                 (572,346)    (683,257)   (3,264,993) (2,136,401)  (1,079,795)    (57,106)
Annuity units                            --           --            --          --           --          --
                                  ---------    ---------    ----------  ----------   ----------   ---------
Accumulation and annuity units
   end of year                    3,766,624    3,986,902    10,556,455   6,890,032           --   1,079,742
                                  =========    =========    ==========  ==========   ==========   =========

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                      LORD ABBETT            LORD ABBETT        MIST BATTERYMARCH
                                   GROWTH AND INCOME        MID-CAP VALUE         MID-CAP STOCK
                                       SUBACCOUNT             SUBACCOUNT           SUBACCOUNT
                                       (CLASS VC)             (CLASS VC)            (CLASS A)
                                 ---------------------  ---------------------  ------------------
                                  2007 (a)      2006     2007 (a)      2006      2007      2006
                                 ----------  ---------  ----------  ---------  --------  --------
Accumulation and annuity units
   beginning of year              3,791,119  3,707,711   4,594,546  4,325,422   802,637        --
Accumulation units issued and
   transferred from other
   funding options                   23,494    347,211      77,173    758,589    85,940   932,427
Accumulation units redeemed and
   transferred to other
   funding options               (3,814,613)  (263,803) (4,685,543)  (489,145) (103,863) (129,790)
Annuity units                            --         --      13,824       (320)       --        --
                                 ----------  ---------  ----------  ---------  --------  --------
Accumulation and annuity units
   end of year                           --  3,791,119          --  4,594,546   784,714   802,637
                                 ==========  =========  ==========  =========  ========  ========

                                    MIST DREMAN     MIST HARRIS OAKMARK
                                  SMALL-CAP VALUE      INTERNATIONAL       MIST JANUS FORTY
                                    SUBACCOUNT          SUBACCOUNT            SUBACCOUNT
                                     (CLASS A)           (CLASS A)             (CLASS A)
                                 ----------------  --------------------  --------------------
                                   2007    2006       2007       2006       2007       2006
                                 -------  -------  ---------  ---------  ---------  ---------
Accumulation and annuity units
   beginning of year             137,795       --  2,526,257         --  2,393,911         --
Accumulation units issued and
   transferred from other
   funding options               243,481  147,929    673,807  2,669,725    554,079  2,579,016
Accumulation units redeemed and
   transferred to other
   funding options               (28,234) (10,134)  (391,092)  (143,468)  (298,107)  (185,105)
Annuity units                       (991)      --         --         --         --         --
                                 -------  -------  ---------  ---------  ---------  ---------
Accumulation and annuity units
   end of year                   352,051  137,795  2,808,972  2,526,257  2,649,883  2,393,911
                                 =======  =======  =========  =========  =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

                                    MIST BLACKROCK      MIST BLACKROCK      MIST BLACKROCK
                                      HIGH YIELD        LARGE-CAP CORE      LARGE-CAP CORE
                                      SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                      (CLASS A)           (CLASS E)           (CLASS A)
                                 --------------------  ---------------  ---------------------
                                    2007       2006     2007 (b)  2006   2007 (a)      2006
                                 ---------  ---------  ---------  ----  ----------  ---------
Accumulation and annuity units
   beginning of year             1,533,694         --         --    --   1,023,661         --
Accumulation units issued and
   transferred from other
   funding options                 378,006  1,841,796  1,161,893    --       4,115  1,142,212
Accumulation units redeemed and
   transferred to other
   funding options                (451,635)  (308,102)  (102,666)   --  (1,027,776)  (118,551)
Annuity units                           --         --         --    --          --         --
                                 ---------  ---------  ---------   ---  ----------  ---------
Accumulation and annuity units
   end of year                   1,460,065  1,533,694  1,059,227    --          --  1,023,661
                                 =========  =========  =========   ===  ==========  =========

                                                      MIST LEGG MASON PARTNERS    MIST LORD ABBETT
                                 MIST LAZARD MID-CAP       MANAGED ASSETS          BOND DEBENTURE
                                      SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                      (CLASS B)              (CLASS A)                (CLASS A)
                                 -------------------  ------------------------  --------------------
                                  2007 (b)    2006        2007         2006        2007       2006
                                 ---------  --------  -----------  -----------  ---------  ---------
Accumulation and annuity units
   beginning of year                   --      --       165,530           --    1,329,269         --
Accumulation units issued and
   transferred from other
   funding options                116,119      --        30,936      172,416       67,612  1,691,478
Accumulation units redeemed and
   transferred to other
   funding options                 (5,116)     --        (6,944)      (6,886)    (176,065)  (362,209)
Annuity units                          --      --            --           --           --         --
                                  -------     ---       -------      -------    ---------  ---------
Accumulation and annuity units
   end of year                    111,003      --       189,522      165,530    1,220,816  1,329,269
                                  =======     ===       =======      =======    =========  =========

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                     MIST LORD ABBETT     MIST LORD ABBETT        MIST MET/AIM
                                    GROWTH AND INCOME      MID-CAP VALUE     CAPITAL APPRECIATION
                                        SUBACCOUNT           SUBACCOUNT           SUBACCOUNT
                                         (CLASS B)            (CLASS B)           (CLASS A)
                                 ----------------------  ------------------  --------------------
                                    2007        2006        2007      2006      2007       2006
                                 ----------  ----------  ---------  -------  ---------  ---------
Accumulation and annuity units
   beginning of year              9,940,346          --    157,904       --  1,767,865         --
Accumulation units issued and
   transferred from other
   funding options                5,751,059  10,604,225  7,496,433  162,741      6,800  1,993,337
Accumulation units redeemed and
   transferred to other
   funding options               (1,521,697)   (663,879)  (655,947)  (4,837)  (123,769)  (225,472)
Annuity units                            --          --       (455)      --         --         --
                                 ----------   ---------  ---------  -------  ---------  ---------
Accumulation and annuity units
   end of year                   14,169,708   9,940,346  6,997,935  157,904  1,650,896  1,767,865
                                 ==========   =========  =========  =======  =========  =========

                                                       MIST NEUBERGER BERMAN  MIST PIMCO INFLATION
                                    MIST MFS VALUE           REAL ESTATE          PROTECTED BOND
                                      SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                                       (CLASS A)              (CLASS A)             (CLASS A)
                                 --------------------  ---------------------  --------------------
                                    2007       2006       2007        2006      2007 (b)     2006
                                 ---------  ---------  ----------  ---------  ------------  ------
Accumulation and annuity units
   beginning of year             3,048,391         --   3,357,610         --           --      --
Accumulation units issued and
   transferred from other
   funding options                 240,121  3,282,756     586,448  3,747,615    8,844,317      --
Accumulation units redeemed and
   transferred to other
   funding options                (352,812)  (234,621)   (643,495)  (390,005)  (1,570,689)     --
Annuity units                         (928)       256        (834)        --        3,309      --
                                 ---------  ---------   ---------  ---------    ---------     ---
Accumulation and annuity units
   end of year                   2,934,772  3,048,391   3,299,729  3,357,610    7,276,937      --
                                 =========  =========   =========  =========    =========     ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

                                   MIST MET/AIM    MIST MFS EMERGING  MIST MFS RESEARCH
                                 SMALL CAP GROWTH    MARKETS EQUITY     INTERNATIONAL
                                    SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                     (CLASS A)         (CLASS A)          (CLASS B)
                                 ----------------  -----------------  -----------------
                                   2007     2006   2007 (b)    2006   2007 (b)    2006
                                 -------  -------  --------  -------  --------    ----
Accumulation and annuity units
   beginning of year             108,896       --        --     --          --     --
Accumulation units issued and
   transferred from other
   funding options                54,682  120,559   212,043     --     776,992     --
Accumulation units redeemed and
   transferred to other
   funding options               (13,724) (11,663)  (11,392)    --     (38,160)    --
Annuity units                         --       --        --     --          --     --
                                 -------  -------   -------    ---     -------    ---
Accumulation and annuity units
   end of year                   149,854  108,896   200,651     --     738,832     --
                                 =======  =======   =======    ===     =======    ===

                                                                                    MIST PIONEER
                                 MIST PIONEER FUND  MIST PIONEER MID-CAP VALUE    STRATEGIC INCOME
                                    SUBACCOUNT              SUBACCOUNT               SUBACCOUNT
                                     (CLASS A)               (CLASS A)               (CLASS A)
                                 -----------------  --------------------------  --------------------
                                   2007     2006        2007 (a)   2006            2007       2006
                                 -------   -------      --------  -------       ---------  ---------
Accumulation and annuity units
   beginning of year             472,004        --       107,386       --       4,357,115         --
Accumulation units issued and
   transferred from other
   funding options                 8,502   491,634        22,077  111,178         808,823  4,724,135
Accumulation units redeemed and
   transferred to other
   funding options               (37,608)  (19,630)     (129,463)  (3,792)       (905,770)  (367,020)
Annuity units                     (2,658)       --            --       --              --         --
                                 -------   -------      --------  -------       ---------  ---------
Accumulation and annuity units
   end of year                   440,240   472,004            --  107,386       4,260,168  4,357,115
                                 =======   =======      ========  =======       =========  =========

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                   MIST THIRD AVENUE        MSF BLACKROCK        MSF BLACKROCK
                                    SMALL CAP VALUE       AGGRESSIVE GROWTH       BOND INCOME
                                      SUBACCOUNT              SUBACCOUNT           SUBACCOUNT
                                       (CLASS B)              (CLASS D)            (CLASS A)
                                 ---------------------  --------------------  --------------------
                                    2007        2006      2007        2006      2007        2006
                                 ----------  ---------  ---------  ---------  ---------  ---------
Accumulation and annuity units
   beginning of year              3,746,569         --  3,289,829         --  3,235,185         --
Accumulation units issued and
   transferred from other
   funding options                7,007,609  3,876,882    154,486  3,808,505    107,960  3,541,517
Accumulation units redeemed and
   transferred to other
   funding options               (1,291,416)  (130,653)  (433,291)  (518,676)  (458,978)  (306,332)
Annuity units                        (2,246)       340         --         --         --         --
                                 ----------  ---------  ---------  ---------  ---------  ---------
Accumulation and annuity units
   end of year                    9,460,516  3,746,569  3,011,024  3,289,829  2,884,167  3,235,185
                                 ==========  =========  =========  =========  =========  =========

                                                                                  MSF METLIFE
                                   MSF FI LARGE CAP    MSF FI VALUE LEADERS  AGGRESSIVE ALLOCATION
                                      SUBACCOUNT            SUBACCOUNT             SUBACCOUNT
                                      (CLASS A)              (CLASS D)              (CLASS B)
                                 --------------------  --------------------  ---------------------
                                    2007      2006        2007      2006        2007      2006
                                 ---------  ---------  ---------  ---------    -------  -------
Accumulation and annuity units
   beginning of year             4,417,723         --  6,541,303         --    490,035       --
Accumulation units issued and
   transferred from other
   funding options                 136,522  5,164,585    149,450  7,365,510    284,275  506,312
Accumulation units redeemed and
   transferred to other
   funding options                (517,351)  (746,862)  (724,163)  (824,207)    (1,451) (16,277)
Annuity units                           --         --         --         --         --       --
                                 ---------  ---------  ---------  ---------    -------  -------
Accumulation and annuity units
   end of year                   4,036,894  4,417,723  5,966,590  6,541,303    772,859  490,035
                                 =========  =========  =========  =========    =======  =======

(a) For the period January 1, 2007 to April 27, 2007.

(b) For the period April 30, 2007 to December 31, 2007.

(c)For the period January 1, 2007 to November 12, 2007.

                                     MSF BLACKROCK           MSF BLACKROCK           MSF CAPITAL
                                      BOND INCOME            MONEY MARKET       GUARDIAN U.S. EQUITY
                                       SUBACCOUNT              SUBACCOUNT            SUBACCOUNT
                                       (CLASS E)               (CLASS A)             (CLASS A)
                                 --------------------  -----------------------  --------------------
                                    2007        2006       2007        2006        2007       2006
                                 ---------  ---------  -----------  ----------   ---------  -------
Accumulation and annuity units
   beginning of year             3,392,201         --    4,247,725          --     219,671       --
Accumulation units issued and
   transferred from other
   funding options                 691,710  3,510,051   77,509,690   8,303,453   1,421,215  253,724
Accumulation units redeemed and
   transferred to other
   funding options                (577,759)  (117,850) (63,429,673) (4,055,728)   (345,367) (34,053)
Annuity units                           --         --           --          --          --       --
                                 ---------  ---------  -----------  ----------   ---------  -------
Accumulation and annuity units
   end of year                   3,506,152  3,392,201   18,327,742   4,247,725   1,295,519  219,671
                                 =========  =========  ===========  ==========   =========  =======

                                       MSF METLIFE        MSF METLIFE CONSERVATIVE      MSF METLIFE
                                 CONSERVATIVE ALLOCATION   TO MODERATE ALLOCATION   MODERATE ALLOCATION
                                        SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                        (CLASS B)                 (CLASS B)               (CLASS B)
                                 -----------------------  ------------------------  --------------------
                                       2007    2006            2007       2006        2007       2006
                                     -------  ------         ---------  -------     ---------  ---------
Accumulation and annuity units
   beginning of year                  65,848      --           713,215       --     2,967,242         --
Accumulation units issued and
   transferred from other
   funding options                    90,388  65,961           757,404  723,084       155,707  3,004,420
Accumulation units redeemed and
   transferred to other
   funding options                      (563)   (113)         (280,459)  (9,869)     (359,596)   (37,178)
Annuity units                             --      --                --       --            --         --
                                     -------  ------         ---------  -------     ---------  ---------
Accumulation and annuity units
   end of year                       155,673  65,848         1,190,160  713,215     2,763,353  2,967,242
                                     =======  ======         =========  =======     =========  =========

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                   MSF METLIFE MODERATE                            MSF MORGAN STANLEY
                                 TO AGGRESSIVE ALLOCATION   MSF MFS TOTAL RETURN       EAFE INDEX
                                        SUBACCOUNT               SUBACCOUNT            SUBACCOUNT
                                         (CLASS B)                (CLASS F)             (CLASS A)
                                 ------------------------  ----------------------  ------------------
                                     2007       2006          2007        2006        2007    2006
                                  ----------  ---------    ----------  ----------    ------   ----
Accumulation and annuity units
   beginning of year               3,982,754         --    22,643,708          --        --    --
Accumulation units issued and
   transferred from other
   funding options                   113,381  3,984,367     1,021,893  24,214,746    26,455    --
Accumulation units redeemed and
   transferred to other
   funding options                (1,821,159)    (1,613)   (1,597,334) (1,571,038)       --    --
Annuity units                             --         --        (1,536)         --        --    --
                                  ----------  ---------    ----------  ----------    ------   ---
Accumulation and annuity units
   end of year                     2,274,976  3,982,754    22,066,731  22,643,708    26,455    --
                                  ==========  =========    ==========  ==========    ======   ===

                                     MSF WESTERN    MSF WESTERN ASSET
                                  ASSET MANAGEMENT     MANAGEMENT
                                   HIGH YIELD BOND   U.S. GOVERNMENT      PIMCO REAL RETURN
                                     SUBACCOUNT        SUBACCOUNT            SUBACCOUNT
                                      (CLASS A)         (CLASS A)      (ADMINISTRATIVE CLASS)
                                 -----------------  -----------------  ----------------------
                                 2007 (a)   2006      2007     2006     2007 (a)      2006
                                 --------  -------  --------  -------  ----------  ----------
Accumulation and annuity units
   beginning of year               54,776       --    14,766       --   7,877,885   7,458,221
Accumulation units issued and
   transferred from other
   funding options                  1,132   87,547   301,092   50,784     483,553   1,783,080
Accumulation units redeemed and
   transferred to other
   funding options                (55,908) (32,771) (239,442) (36,018) (8,352,563) (1,362,818)
Annuity units                          --       --        --       --      (8,875)       (598)
                                  -------  -------  --------  -------  ----------  ----------
Accumulation and annuity units
   end of year                         --   54,776    76,416   14,766          --   7,877,885
                                  =======  =======  ========  =======  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

                                    MSF OPPENHEIMER                               MSF T. ROWE PRICE
                                     GLOBAL EQUITY      MSF RUSSELL 2000 INDEX    LARGE CAP GROWTH
                                      SUBACCOUNT              SUBACCOUNT             SUBACCOUNT
                                       (CLASS B)              (CLASS A)               (CLASS B)
                                 --------------------  -----------------------  --------------------
                                    2007       2006         2007 (b)  2006         2007      2006
                                 ---------  ---------       --------  ----      ---------  ---------
Accumulation and annuity units
   beginning of year             6,100,068         --             --    --      2,657,777         --
Accumulation units issued and
   transferred from other
   funding options                 327,180  6,535,354        206,763    --        296,092  2,795,990
Accumulation units redeemed and
   transferred to other
   funding options                (653,607)  (435,751)       (12,602)   --       (350,210)  (138,213)
Annuity units                       (4,325)       465             --    --             --         --
                                 ---------  ---------        -------   ---      ---------  ---------
Accumulation and annuity units
   end of year                   5,769,316  6,100,068        194,161    --      2,603,659  2,657,777
                                 =========  =========        =======   ===      =========  =========

                                                              PUTNAM VT           PUTNAM VT
                                 PIMCO VIT TOTAL RETURN   DISCOVERY GROWTH  INTERNATIONAL EQUITY
                                       SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                 (ADMINISTRATIVE CLASS)      (CLASS IB)          (CLASS IB)
                                 ----------------------  -----------------  -------------------
                                   2007         2006       2007      2006     2007 (a)   2006
                                 ----------  ----------  --------  -------    --------  -------
Accumulation and annuity units
   beginning of year             23,726,497  21,488,266   335,607  340,907     648,733  609,180
Accumulation units issued and
   transferred from other
   funding options                1,765,014   4,917,788     2,444       --      23,370  113,199
Accumulation units redeemed and
   transferred to other
   funding options               (3,928,357) (2,678,930) (217,732)  (5,300)   (672,103) (73,646)
Annuity units                        (3,427)       (627)       --       --          --       --
                                 ----------  ----------  --------  -------    --------  -------
Accumulation and annuity units
   end of year                   21,559,727  23,726,497   120,319  335,607          --  648,733
                                 ==========  ==========  ========  =======    ========  =======

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                    PUTNAM VT SMALL       VAN KAMPEN LIT      VAN KAMPEN LIT     VAN KAMPEN LIT
                                       CAP VALUE             COMSTOCK           ENTERPRISE      STRATEGIC GROWTH
                                      SUBACCOUNT            SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                      (CLASS IB)            (CLASS II)          (CLASS II)         (CLASS I)
                                 ---------------------  -------------------  ----------------  ------------------
                                  2007 (a)     2006       2007      2006      2007      2006     2007      2006
                                 ----------  ---------  --------  ---------  -------  -------  --------  --------
Accumulation and annuity units
   beginning of year              3,505,317  3,660,301   996,755  1,096,855  104,192   23,595   865,471   945,591
Accumulation units issued and
   transferred from other
   funding options                   63,915    249,893    40,057     70,764      699   81,472     2,093    20,653
Accumulation units redeemed and
   transferred to other
   funding options               (3,569,232)  (404,877) (116,438)  (170,864)  (9,934)    (875) (192,484) (100,773)
Annuity units                            --         --        --         --       --       --        --        --
                                 ----------  ---------  --------  ---------  -------  -------  --------  --------
Accumulation and annuity units
   end of year                           --  3,505,317   920,374    996,755   94,957  104,192   675,080   865,471
                                 ==========  =========  ========  =========  =======  =======  ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

7. SUBSEQUENT EVENT

The Company anticipates merging the Separate Account with and into MetLife of CT Separate Account Eleven for Variable Annuities, which is another separate account of the Company, during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contracts.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MetLife Insurance Company of Connecticut:

     We have audited the accompanying consolidated balance sheets of MetLife Insurance Company of Connecticut and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedules listed in the Index to Consolidated Financial Statements and Schedules. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetLife Insurance Company of Connecticut and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     As discussed in Note 1, the Company changed its method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007.

     As discussed in Note 20, the accompanying 2007 consolidated financial statements have been restated.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 26, 2008
(May 14, 2008, as to Note 20 and October 29, 2008, as to Note 21)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2007 AND 2006

                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                    2007         2006
                                                               -------------   --------
                                                               (AS RESTATED,
                                                                SEE NOTE 20)
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $46,264 and $48,406,
     respectively)...........................................     $ 45,671     $ 47,846
  Equity securities available-for-sale, at estimated fair
     value (cost: $992 and $777, respectively)...............          952          795
  Mortgage and consumer loans................................        4,404        3,595
  Policy loans...............................................          913          918
  Real estate and real estate joint ventures held-for-
     investment..............................................          541          173
  Real estate held-for-sale..................................           --            7
  Other limited partnership interests........................        1,130        1,082
  Short-term investments.....................................        1,335          777
  Other invested assets......................................        1,445        1,241
                                                                  --------     --------
     Total investments.......................................       56,391       56,434
Cash and cash equivalents....................................        1,774          649
Accrued investment income....................................          637          597
Premiums and other receivables...............................        8,320        8,410
Deferred policy acquisition costs and value of business
  acquired...................................................        4,948        5,111
Current income tax recoverable...............................           72           94
Deferred income tax assets...................................          846        1,007
Goodwill.....................................................          953          953
Other assets.................................................          753          765
Separate account assets......................................       53,867       50,067
                                                                  --------     --------
     Total assets............................................     $128,561     $124,087
                                                                  ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Future policy benefits.....................................     $ 19,576     $ 19,654
  Policyholder account balances..............................       33,815       35,099
  Other policyholder funds...................................        1,777        1,513
  Long-term debt -- affiliated...............................          635          435
  Payables for collateral under securities loaned and other
     transactions............................................       10,471        9,155
  Other liabilities..........................................        1,072          749
  Separate account liabilities...............................       53,867       50,067
                                                                  --------     --------
     Total liabilities.......................................      121,213      116,672
                                                                  --------     --------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 12)
STOCKHOLDERS' EQUITY:
Common stock, par value $2.50 per share; 40,000,000 shares
  authorized; 34,595,317 shares issued and outstanding at
  December 31, 2007 and 2006.................................           86           86
Additional paid-in capital...................................        6,719        7,123
Retained earnings............................................          892          520
Accumulated other comprehensive income (loss)................         (349)        (314)
                                                                  --------     --------
     Total stockholders' equity..............................        7,348        7,415
                                                                  --------     --------
     Total liabilities and stockholders' equity..............     $128,561     $124,087
                                                                  ========     ========




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                              2007        2006     2005
                                                         -------------   ------   ------
                                                         (AS RESTATED,
                                                          SEE NOTE 20)
REVENUES
Premiums...............................................      $  353      $  308   $  281
Universal life and investment-type product policy
  fees.................................................       1,411       1,268      862
Net investment income..................................       2,893       2,839    1,438
Other revenues.........................................         251         212      132
Net investment gains (losses)..........................        (142)       (521)    (198)
                                                             ------      ------   ------
       Total revenues..................................       4,766       4,106    2,515
                                                             ------      ------   ------
EXPENSES
Policyholder benefits and claims.......................         978         792      570
Interest credited to policyholder account balances.....       1,299       1,316      720
Other expenses.........................................       1,446       1,173      678
                                                             ------      ------   ------
       Total expenses..................................       3,723       3,281    1,968
                                                             ------      ------   ------
Income from continuing operations before provision for
  income tax...........................................       1,043         825      547
Provision for income tax...............................         303         228      156
                                                             ------      ------   ------
Income from continuing operations......................         740         597      391
Income from discontinued operations, net of income
  tax..................................................           4          --       --
                                                             ------      ------   ------
Net income.............................................      $  744      $  597   $  391
                                                             ======      ======   ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                                                  ACCUMULATED OTHER
                                                                             COMPREHENSIVE INCOME (LOSS)
                                                                            ----------------------------
                                                                                  NET          FOREIGN
                                                    ADDITIONAL                UNREALIZED       CURRENCY
                                           COMMON     PAID-IN    RETAINED     INVESTMENT     TRANSLATION
                                            STOCK     CAPITAL    EARNINGS   GAINS (LOSSES)   ADJUSTMENTS    TOTAL
                                           ------   ----------   --------   --------------   -----------   ------
Balance at January 1, 2005...............    $11      $  471       $ 190         $  30           $--       $  702
MetLife Insurance Company of
  Connecticut's common stock purchased by
  MetLife, Inc. (Notes 2 and 3)..........     75       6,709                                                6,784
Comprehensive income (loss):
  Net income.............................                            391                                      391
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (1)                        (1)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                         (445)                      (445)
     Foreign currency translation
       adjustments, net of income tax....                                                          2            2
                                                                                                           ------
     Other comprehensive income (loss)...                                                                    (444)
                                                                                                           ------
  Comprehensive income (loss)............                                                                     (53)
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2005.............     86       7,180         581          (416)            2        7,433
Revisions of purchase price pushed down
  to MetLife Insurance Company of
  Connecticut's net assets acquired (Note
  2).....................................                 40                                                   40
Dividend paid to MetLife, Inc. ..........               (259)       (658)                                    (917)
Capital contribution of intangible assets
  from MetLife, Inc., net of income tax
  (Notes 8 and 14).......................                162                                                  162
Comprehensive income:
  Net income.............................                            597                                      597
  Other comprehensive income:
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (5)                        (5)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                          107                        107
     Foreign currency translation
       adjustments, net of income tax....                                                         (2)          (2)
                                                                                                           ------
     Other comprehensive income..........                                                                     100
                                                                                                           ------
  Comprehensive income...................                                                                     697
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2006.............     86       7,123         520          (314)           --        7,415
Cumulative effect of change in accounting
  principle, net of income tax (Note 1)..                            (86)                                     (86)
                                             ---      ------       -----         -----           ---       ------
Balance at January 1, 2007...............     86       7,123         434          (314)           --        7,329
Dividend paid to MetLife, Inc. ..........               (404)       (286)                                    (690)
Comprehensive income:
  Net income, (As Restated, See Note
     20).................................                            744                                      744
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (2)                        (2)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                          (45)                       (45)
     Foreign currency translation
       adjustments, net of income tax,
       (As Restated, See Note 20)........                                                         12           12
                                                                                                           ------
     Other comprehensive income (loss),
       (As Restated, See Note 20)........                                                                     (35)
                                                                                                           ------
  Comprehensive income, (As Restated, See
     Note 20)............................                                                                     709
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2007, (As
  Restated, See Note 20).................    $86      $6,719       $ 892         $(361)          $12       $7,348
                                             ===      ======       =====         =====           ===       ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)


                                                           2007         2006       2005
                                                      -------------   --------   --------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..........................................     $    744     $    597   $    391
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization expenses.........           26            6          4
     Amortization of premiums and accretion of
       discounts associated with investments, net...           11           74        112
     Losses from sales of investments and
       businesses, net..............................          145          521        198
     Gain from recapture of ceded reinsurance.......          (22)          --         --
     Undistributed equity earnings of real estate
       joint ventures and other limited partnership
       interests....................................         (121)         (83)       (19)
     Interest credited to policyholder account
       balances.....................................        1,299        1,316        720
     Universal life and investment-type product
       policy fees..................................       (1,411)      (1,268)      (862)
     Change in accrued investment income............          (35)           2        (68)
     Change in premiums and other receivables.......          360         (509)      (415)
     Change in deferred policy acquisition costs,
       net..........................................           61         (234)      (211)
     Change in insurance-related liabilities........           71          234        812
     Change in trading securities...................           --          (43)       103
     Change in income tax payable...................          308          156        298
     Change in other assets.........................          681          586        574
     Change in other liabilities....................          234         (351)      (876)
     Other, net.....................................           --           --          2
                                                         --------     --------   --------
Net cash provided by operating activities...........        2,351        1,004        763
                                                         --------     --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities......................       21,546       27,706     24,008
     Equity securities..............................          146          218        221
     Mortgage and consumer loans....................        1,208        1,034        748
     Real estate and real estate joint ventures.....          155          126         65
     Other limited partnership interests............          465          762        173
  Purchases of:
     Fixed maturity securities......................      (19,365)     (23,840)   (32,850)
     Equity securities..............................         (357)        (109)        --
     Mortgage and consumer loans....................       (2,030)      (2,092)      (500)
     Real estate and real estate joint ventures.....         (458)         (56)       (13)
     Other limited partnership interests............         (515)        (343)      (330)
  Net change in policy loans........................            5           (2)         3
  Net change in short-term investments..............         (558)         991        599
  Net change in other invested assets...............         (175)        (316)       233
  Other, net........................................           16            1          3
                                                         --------     --------   --------
Net cash provided by (used in) investing
  activities........................................     $     83     $  4,080   $ (7,640)
                                                         --------     --------   --------




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
       FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 -- (CONTINUED)

                                  (IN MILLIONS)

                                                           2007         2006       2005
                                                      -------------   --------   --------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.......................................     $ 11,395     $  8,185   $ 11,230
     Withdrawals....................................      (13,563)     (11,637)   (12,369)
  Net change in payables for collateral under
     securities loaned and other transactions.......        1,316         (582)     7,675
  Net change in short-term debt -- affiliated.......           --           --        (26)
  Long-term debt issued -- affiliated...............          200           --        400
  Dividends on common stock.........................         (690)        (917)        --
  Financing element on certain derivative
     instruments....................................           33          (55)       (49)
  Contribution of MetLife Insurance Company of
     Connecticut from MetLife, Inc. ................           --           --        443
                                                         --------     --------   --------
Net cash (used in) provided by financing
  activities........................................       (1,309)      (5,006)     7,304
                                                         --------     --------   --------
Change in cash and cash equivalents.................        1,125           78        427
Cash and cash equivalents, beginning of year........          649          571        144
                                                         --------     --------   --------
CASH AND CASH EQUIVALENTS, END OF YEAR..............     $  1,774     $    649   $    571
                                                         ========     ========   ========
Supplemental disclosures of cash flow information:
  Net cash paid (received) during the year for:
     Interest.......................................     $     33     $     31   $     18
                                                         ========     ========   ========
     Income tax.....................................     $     (6)    $     81   $     87
                                                         ========     ========   ========
  Non-cash transactions during the year:
     Net assets of MetLife Insurance Company of
       Connecticut acquired by MetLife, Inc. and
       contributed to MetLife Investors USA
       Insurance Company, net of cash received of
       $0, $0 and $443 million......................     $     --     $     --   $  6,341
                                                         ========     ========   ========
     Contribution of equity securities to MetLife
       Foundation...................................     $     12     $     --   $     --
                                                         ========     ========   ========
     Contribution of other intangible assets from
       MetLife, Inc., net of deferred income tax....     $     --     $    162   $     --
                                                         ========     ========   ========
     Contribution of goodwill from MetLife, Inc. ...     $     --     $     29   $     --
                                                         ========     ========   ========




--------

See Note 9 for disclosure regarding the receipt of $901 million under an affiliated reinsurance agreement during the year ended December 31, 2007, which is included in the change in premiums and other receivables in net cash provided by operating activities.

See Note 2 for further discussion of the net assets of MetLife Insurance Company of Connecticut acquired by MetLife, Inc. and contributed to MetLife Investors USA Insurance Company.

          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE 20)

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut, a Connecticut corporation incorporated in 1863, and its subsidiaries, including MetLife Investors USA Insurance Company ("MLI-USA"). The Company is a subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

     On December 7, 2007, MetLife Life and Annuity Company of Connecticut ("MLAC"), a former subsidiary, was merged with and into MetLife Insurance Company of Connecticut, its parent. The merger had no impact on the Company's consolidated financial statements.

     On October 11, 2006, MetLife transferred MLI-USA to MetLife Insurance Company of Connecticut. See Note 3.

     On July 1, 2005 (the "Acquisition Date"), MetLife Insurance Company of Connecticut became a wholly-owned subsidiary of MetLife. MetLife Insurance Company of Connecticut, together with substantially all of Citigroup Inc.'s ("Citigroup") international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries ("Primerica") (collectively, "Travelers"), were acquired by MetLife from Citigroup (the "Acquisition") for $12.1 billion. See Note 2 for further information on the Acquisition.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of
(i) MLI-USA and effective July 1, 2005, MetLife Insurance Company of Connecticut and its subsidiaries (See Notes 2 and 3); (ii) partnerships and joint ventures in which the Company has control; and (iii) variable interest entities ("VIEs") for which the Company is deemed to be the primary beneficiary. Intercompany accounts and transactions have been eliminated.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint venture's or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint venture's or partnership's operations.

     During the second quarter of 2007, the nature of the Company's partnership interest in Greenwich Street Investments, LP ("Greenwich") changed such that Greenwich is no longer consolidated and is now accounted for under the equity method of accounting. During the second quarter of 2006, the Company's ownership interest in Tribeca Citigroup Investments, Ltd. ("Tribeca") declined to a position whereby Tribeca is no longer consolidated and is now accounted for under the equity method of accounting. As such, there was no minority interest liability at December 31, 2007. Minority interest related to Greenwich included in other liabilities was $43 million at December 31, 2006.

     Certain amounts in the prior year periods' consolidated financial statements have been reclassified to conform with the 2007 presentation.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

          (i) the fair value of investments in the absence of quoted market values;

          (ii)   investment impairments;

          (iii)  the recognition of income on certain investments;

          (iv) the application of the consolidation rules to certain investments;

          (v)    the fair value of and accounting for derivatives;

          (vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");

          (vii)  the measurement of goodwill and related impairment, if any;

          (viii) the liability for future policyholder benefits;

          (ix) accounting for income taxes and the valuation of deferred tax assets;

          (x)    accounting for reinsurance transactions; and

          (xi)   the liability for litigation and regulatory matters.

     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. The application of purchase accounting requires the use of estimation techniques in determining the fair values of assets acquired and liabilities assumed -- the most significant of which relate to the aforementioned critical estimates. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage and consumer loans, policy loans, real estate, real estate joint ventures and other limited partnerships, short-term investments, and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded as part of net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are obtained from

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     broker-dealer survey values or internal estimates. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 4);
     (vii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          Securities Lending. Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% of the fair value of the securities loaned. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage and Consumer Loans. Mortgage and consumer loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are established for the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan's original effective interest rate, the value of the loan's

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or the loan's market value if the loan is being sold. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate. Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its fair value. The Company classifies the results of operations and the gain or loss on sale of a property that either has been disposed of or classified as held-for-sale as discontinued operations, if the ongoing operations of the property will be eliminated from the ongoing operations of the Company and if the Company will not have any significant continuing involvement in the operations of the property after the sale. Real estate held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. The Company periodically reviews its properties held-for-investment for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their fair value, with the impairment loss included in net investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint ventures or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures or the partnership's operations. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and other limited partnerships for impairments. For its cost method investments, the Company follows an impairment analysis which is similar to the process followed for its fixed maturity and equity securities as described previously. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates fair value.

          Other Invested Assets. Other invested assets consist primarily of stand-alone derivatives with positive fair values.

          Estimates and Uncertainties. The Company's investments are exposed to three primary sources of risk: credit, interest rate and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the recognition of impairments, the recognition of income on certain investments, and the determination of fair values.

          The determination of the amount of allowances and impairments, as applicable, are described previously by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g. loan-backed securities including mortgage-backed and asset-backed securities, certain investment transactions, etc.) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and
     (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

          Additionally, when the Company enters into certain real estate joint ventures and other limited partnerships for which the Company may be deemed to be the primary beneficiary under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of ARB No. 51, it may be required to consolidate such investments. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party.

          The use of different methodologies and assumptions as to the determination of the fair value of investments, the timing and amount of impairments, the recognition of income, or consolidation of investments may have a material effect on the amounts presented within the consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards, futures and option contracts, to manage the risk associated with variability in cash flows or changes in fair values related to the Company's financial instruments. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. To a lesser extent, the Company uses credit derivatives, such as credit default swaps, to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within other invested assets or as liabilities within other liabilities at fair value as determined by quoted market prices or through the use of pricing models. The determination of fair value, when quoted market values are not available, is based on valuation methodologies and assumptions deemed appropriate under the circumstances. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, market volatility, and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models. Such assumptions include estimates of volatility, interest rates, foreign currency exchange rates, other financial indices and credit ratings. Essential to the analysis of the fair value is risk of counterparty default. The use of different assumptions may have a material effect on the estimated derivative fair value amounts, as well as the amount of reported net income.

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the fair value of the derivative are generally reported in net investment gains (losses). The fluctuations in fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Under a fair value hedge, changes in the fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     Under a cash flow hedge, changes in the fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholders' equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     In a hedge of a net investment in a foreign operation, changes in the fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses).

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheet, with changes in its fair value recognized in the current period as net investment gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheet at fair value with the host contract and changes in their fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at fair value in the consolidated financial statements and that their related changes in fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment. The net book value of property, equipment and leasehold improvements was less than $1 million and $1 million at December 31, 2007 and 2006, respectively.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $72 million and $52 million at December 31, 2007 and 2006, respectively. Accumulated amortization of capitalized software was $11 million and $3 million at December 31, 2007 and 2006, respectively. Related amortization expense was $11 million, $3 million and $1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issue expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums or gross profits, depending on the type of contract as described below.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The Company amortizes DAC and VOBA related to non-participating traditional contracts (term insurance and non-participating whole life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency, and investment returns at policy issuance, or policy acquisition as it relates to VOBA, that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross profits. These include investment returns, interest crediting rates, mortality, persistency, and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

     Prior to 2007, DAC related to any internally replaced contract was generally expensed at the date of replacement. As described more fully in "Adoption of New Accounting Pronouncements", effective January 1, 2007, the Company adopted Statement of Position ("SOP") 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). Under SOP 05-1, an internal replacement is defined as a modification in product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If the modification substantially changes the contract, the DAC is written off

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Sales Inducements

     The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC.

  Goodwill

     Goodwill is the excess of cost over the fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, goodwill within Corporate & Other is allocated to reporting units within the Company's business segments. If the carrying value of a reporting unit's goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income. The fair values of the reporting units are determined using a market multiple or a discounted cash flow model. The critical estimates necessary in determining fair value are projected earnings, comparative market multiples and the discount rate.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rates for future policy benefit liabilities on non-participating traditional life insurance range from 3% to 8%.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 4% to 11%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rates used in establishing such liabilities range from 4% to 7%.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rates used in establishing such liabilities range from 3% to 6%.

     Liabilities for unpaid claims and claim expenses for the Company's workers' compensation business are included in future policyholder benefits and are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs, reduced for anticipated subrogation. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts and secondary guarantees relating to certain life policies as follows:

     - Annuity guaranteed minimum death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the Standard & Poor's 500 Index ("S&P"). The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed minimum income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contractholder.

     Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company establishes policyholder account balances for guaranteed minimum benefit riders relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefit riders ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at fair value separately from the host variable annuity product.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     - Guaranteed minimum accumulation benefit riders ("GMAB") provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMAB is also an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - For both GMWB and GMAB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     The fair values of the GMWB and GMAB riders are calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. In measuring the fair value of GMWBs and GMABs, the Company attributes a portion of the fees collected from the policyholder equal to the present value of expected future guaranteed minimum withdrawal and accumulation benefits (at inception). The changes in fair value are reported in net investment gains (losses). Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees. These riders may be more costly than expected in volatile or declining markets, causing an increase in liabilities for future policy benefits, negatively affecting net income.

     The Company issues both GMWBs and GMABs directly and assumes risk relating to GMWBs and GMABs issued by an affiliate through a financing agreement. Some of the risks associated with GMWBs and GMABs directly written and assumed were transferred to a different affiliate through another financing agreement and are included in premiums and other receivables.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     Policyholder account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances are equal to:
(i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1% to 13%, less expenses, mortality charges, and withdrawals; and (iii) fair value purchase accounting adjustments relating to the Acquisition.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims, and unearned revenue liabilities.

     The liability for policy and contract claims generally relates to incurred but not reported death, disability, and long-term care ("LTC") claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments. Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums related to workers' compensation contracts are recognized as revenue on a pro rata basis over the applicable contract term.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

  Other Revenues

     Other revenues include advisory fees, broker-dealer commissions and fees, and administrative service fees. Such fees and commissions are recognized in the period in which services are performed.

  Income Taxes

     MetLife Insurance Company of Connecticut files a consolidated U.S. federal income tax return with its includable subsidiaries in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Non-includable subsidiaries file either separate individual corporate tax returns or separate consolidated tax returns. Prior to the transfer of MLI-USA to MetLife Insurance Company of Connecticut, MLI-USA joined MetLife's includable subsidiaries in filing a federal income tax return. MLI-USA joined MetLife Insurance Company of Connecticut's includable subsidiaries as of October 11, 2006.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     In connection with the Acquisition, for U.S. federal income tax purposes, an election in 2005 under Internal Revenue Code Section 338 was made by the Company's parent, MetLife. As a result of this election, the tax basis in the acquired assets and liabilities was adjusted as of the Acquisition Date and the related deferred tax asset established for the taxable difference from the book basis.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

     (i) future taxable income exclusive of reversing temporary differences and carryforwards;

     (ii)  future reversals of existing taxable temporary differences;

     (iii) taxable income in prior carryback years; and

     (iv)  tax planning strategies.

     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities (See also
Note 11) or when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     As described more fully in "Adoption of New Accounting Pronouncements", the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109 ("FIN 48") effective January 1, 2007. Under FIN 48, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance for its life insurance products.

     For each of its reinsurance contracts, the Company determines if the contract provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the contract. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     The assumptions used to account for long-duration reinsurance contracts are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Amounts currently recoverable under reinsurance contracts are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance contracts with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance contract.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance contracts and are net of reinsurance ceded.

     If the Company determines that a reinsurance contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

     Amounts received from reinsurers for policy administration are reported in other revenues.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Separate accounts not meeting the above criteria are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses.

  Employee Benefit Plans

     Eligible employees, sales representatives and retirees of the Company are provided pension, postretirement and postemployment benefits under plans sponsored and administered by Metropolitan Life Insurance Company ("MLIC"), an affiliate of the Company. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from MLIC.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  Foreign Currency

     Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The functional currencies of foreign operations are the currencies in which these operations principally do business, typically local currencies, unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported as net investment gains (losses) in the period in which they occur.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Litigation Contingencies

     The Company is a party to legal actions and is involved in regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. It is possible that an adverse outcome in certain matters, or the use of different assumptions in the determination of amounts recorded, could have a material adverse effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Income Taxes

     Effective January 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements. See also Note 11.

  Insurance Contracts

     Effective January 1, 2007, the Company adopted SOP 05-1 which provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in Statement of Financial Accounting Standards ("SFAS") No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. In addition, in February 2007, the American Institute of Certified Public Accountants ("AICPA") issued related Technical Practice Aids ("TPAs") to provide further clarification of SOP 05-1. The TPAs became effective concurrently with the adoption of SOP 05-1.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     As a result of the adoption of SOP 05-1 and the related TPAs, if an internal replacement modification substantially changes a contract, then the DAC is written off immediately through income and any new deferrable costs associated with the new replacement are deferred. If a contract modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are immediately expensed.

     The adoption of SOP 05-1 and the related TPAs resulted in a reduction to DAC and VOBA on January 1, 2007 and an acceleration of the amortization period relating primarily to the Company's group life and non-medical health insurance contracts that contain certain rate reset provisions. Prior to the adoption of SOP 05-1, DAC on such contracts was amortized over the expected renewable life of the contract. Upon adoption of SOP 05-1, DAC on such contracts is to be amortized over the rate reset period. The impact as of January 1, 2007 was a cumulative effect adjustment of $86 million, net of income tax of $46 million, which was recorded as a reduction to retained earnings.

  Derivative Financial Instruments

     The Company has adopted guidance relating to derivative financial instruments as follows:

     - Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging ("SFAS 133") and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

       (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

       (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

       (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

       (iv) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity ("QSPE") from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.

     The adoption of SFAS 155 did not have a material impact on the Company's consolidated financial statements.

     - Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 did not have a material impact on the Company's consolidated financial statements.

     - Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


       through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives:
       Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 did not have a material impact on the Company's consolidated financial statements.

  Other

     Effective January 1, 2007, the Company adopted SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. The adoption of SFAS 156 did not have an impact on the Company's consolidated financial statements.

     Effective November 15, 2006, the Company adopted U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights ("EITF 04-5"). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. For all other limited partnerships, EITF 04-5 required adoption by January 1, 2006 through a cumulative effect of a change in accounting principle recorded in opening equity or applied retrospectively by adjusting prior period financial statements. The adoption of the provisions of EITF 04-5 did not have a material impact on the Company's consolidated financial statements.

     Effective November 9, 2005, the Company prospectively adopted the guidance in FASB Staff Position ("FSP") No. FAS 140-2, Clarification of the Application of Paragraphs 40(b) and 40(c) of FAS 140 ("FSP 140-2").

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


FSP 140-2 clarified certain criteria relating to derivatives and beneficial interests when considering whether an entity qualifies as a QSPE. Under FSP 140-2, the criteria must only be met at the date the QSPE issues beneficial interests or when a derivative financial instrument needs to be replaced upon the occurrence of a specified event outside the control of the transferor. The adoption of FSP 140-2 did not have a material impact on the Company's consolidated financial statements.

     Effective July 1, 2005, the Company adopted SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 amended prior guidance to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 were required to be applied prospectively for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the FASB completed its review of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but has issued FSP Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments ("FSP 115-1"), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. As required by FSP 115-1, the Company adopted this guidance on a prospective basis, which had no material impact on the Company's consolidated financial statements, and has provided the required disclosures.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Fair Value

     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Effective January 1, 2008, the Company adopted SFAS 157 and applied the provisions of the statement prospectively to assets and liabilities measured and disclosed at fair value. In addition to new disclosure requirements, the adoption of SFAS 157 changes the valuation of certain freestanding derivatives by moving from a mid to bid pricing convention as well as changing the valuation of embedded derivatives associated with annuity contracts. The change in valuation of embedded derivatives associated with annuity contracts results from the incorporation of risk margins and the Company's own credit standing in their valuation. As a result of the adoption of SFAS 157 on January 1, 2008, the Company expects such changes to result in a gain in the range of $30 million to $50 million, net of income tax, in the Company's consolidated statement of income.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to report related unrealized gains and losses in earnings. The fair value option is generally applied on an instrument-by-instrument basis and is generally an irrevocable election. Effective January 1, 2008, the Company did not elect the fair value option for any instruments. Accordingly, there was no impact on the Company's retained earnings or equity as of January 1, 2008.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     In June 2007, the AICPA issued SOP 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies ("SOP 07-1"). Upon adoption of SOP 07-1, the Company must also adopt the provisions of FASB Staff Position FSP No. FIN 46(r)-7, Application of FASB Interpretation No. 46 to Investment Companies ("FSP FIN 46(r)-7"), which permanently exempts investment companies from applying the provisions of FIN No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of Accounting Research Bulletin No. 51, and its December 2003 revision ("FIN 46(r)") to investments carried at fair value. SOP 07-1 provides guidance for determining whether an entity falls within the scope of the AICPA Audit and Accounting Guide Investment Companies and whether investment company accounting should be retained by a parent company upon consolidation of an investment company subsidiary or by an equity method investor in an investment company. In certain circumstances, SOP 07-1 precludes retention of specialized accounting for investment companies (i.e., fair value accounting), when similar direct investments exist in the consolidated group and are measured on a basis inconsistent with that applied to investment companies. Additionally, SOP 07-1 precludes retention of specialized accounting for investment companies if the reporting entity does not distinguish through documented policies the nature and type of investments to be held in the investment companies from those made in the consolidated group where other accounting guidance is being applied. In February 2008, the FASB issued FSP No. SOP 7-1-1, Effective Date of AICPA Statement of Position 07-1, which delays indefinitely the effective date of SOP 07-1. The Company is closely monitoring further FASB developments.

     In May 2007, the FASB issued FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39 ("FSP 39-1"). FSP 39-1 amends FIN No. 39, Offsetting of Amounts Related to Certain Contracts ("FIN 39"), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with FIN 39. FSP 39-1 also amends FIN 39 for certain terminology modifications. FSP 39-1 applies to fiscal years beginning after November 15, 2007. FSP 39-1 will be applied retrospectively, unless it is impracticable to do so. Upon adoption of FSP 39-1, the Company is permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements. The adoption of FSP 39-1 will not have an impact on the Company's financial statements.

  Business Combinations

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations -- A Replacement of FASB Statement No. 141 ("SFAS 141(r)") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements -- An Amendment of ARB No. 51 ("SFAS 160") which are effective for fiscal years beginning after December 15, 2008. Under SFAS 141(r) and SFAS 160:

     - All business combinations (whether full, partial, or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Certain acquired contingent liabilities are recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies.

     - Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

     The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to business combinations. Presentation and disclosure requirements related to noncontrolling interests must be retrospectively applied. The Company is currently evaluating the impact of SFAS 141(r) on its accounting for future acquisitions and the impact of SFAS 160 on its consolidated financial statements.

  Other

     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities -- An Amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS 161 on its consolidated financial statements.

     In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("FSP 140-3"). FSP 140-3 provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions. FSP 140-3 is effective prospectively for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of FSP 140-3 on its consolidated financial statements.

     In January 2008, the FASB cleared SFAS 133 Implementation Issue E23, Clarification of the Application of the Shortcut Method ("Issue E23"). Issue E23 amends SFAS 133 by permitting interest rate swaps to have a non-zero fair value at inception, as long as the difference between the transaction price (zero) and the fair value (exit price), as defined by SFAS 157, is solely attributable to a bid-ask spread. In addition, entities would not be precluded from assuming no ineffectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace. Issue E23 is effective for hedging relationships designated on or after January 1, 2008. The Company does not expect the adoption of Issue E23 to have a material impact on its consolidated financial statements.

     In December 2007, the FASB ratified as final the consensus on EITF Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause ("EITF 07-6"). EITF 07-6 addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. The consensus concludes that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under current guidance. EITF 07-6 applies prospectively to new arrangements entered into and assessments on existing transactions performed in fiscal years beginning after December 15, 2008. The Company does not expect the adoption of EITF 07-6 to have a material impact on its consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

2. ACQUISITION OF METLIFE INSURANCE COMPANY OF CONNECTICUT BY METLIFE, INC. FROM CITIGROUP INC.

     On the Acquisition Date, MetLife Insurance Company of Connecticut became a subsidiary of MetLife. MetLife Insurance Company of Connecticut, together with substantially all of Citigroup's international insurance businesses, excluding Primerica, were acquired by MetLife from Citigroup for $12.1 billion. Prior to the Acquisition, MetLife Insurance Company of Connecticut was a subsidiary of Citigroup Insurance Holding Company ("CIHC"). Primerica was distributed via dividend from MetLife Insurance Company of Connecticut to CIHC on June 30, 2005 in contemplation of the Acquisition.

     The total consideration paid by MetLife for the purchase consisted of $11.0 billion in cash and 22,436,617 shares of MetLife's common stock with a market value of $1.0 billion to Citigroup and $100 million in other transaction costs.

     In accordance with FASB SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, the Acquisition was accounted for by MetLife using the purchase method of accounting, which requires that the assets and liabilities of MetLife Insurance Company of Connecticut be identified and measured at their fair value as of the acquisition date. As of July 1, 2005 the net fair value of assets acquired and liabilities assumed totaled $5.9 billion, resulting in goodwill of $885 million. Further information on goodwill is described in Note 7. See Note 6 for the VOBA acquired as part of the acquisition and Note 8 for the value of distribution agreements ("VODA") and the value of customer relationships acquired ("VOCRA").

3.  CONTRIBUTION OF METLIFE INSURANCE COMPANY OF CONNECTICUT FROM METLIFE, INC.

     On October 11, 2006, MetLife Insurance Company of Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, entered into a transfer agreement ("Transfer Agreement"), pursuant to which MetLife Insurance Company of Connecticut agreed to acquire all of the outstanding stock of MLI-USA from MLIG in exchange for shares of MetLife Insurance Company of Connecticut's common stock. To effectuate the exchange of shares, MetLife returned 10,000,000 shares just prior to the closing of the transaction and retained 30,000,000 shares representing 100% of the then issued and outstanding shares of MetLife Insurance Company of Connecticut. MetLife Insurance Company of Connecticut issued 4,595,317 new shares to MLIG in exchange for all of the outstanding common stock of MLI-USA. After the closing of the transaction, 34,595,317 shares of MetLife Insurance Company of Connecticut's common stock are outstanding, of which MLIG holds 4,595,317 shares, with the remaining shares held by MetLife.

     In connection with the Transfer Agreement on October 11, 2006, MLIG transferred to MetLife Insurance Company of Connecticut certain assets and liabilities, including goodwill, VOBA and deferred income tax liabilities, which remain outstanding from MetLife's acquisition of MLIG on October 30, 1997. The assets and liabilities have been included in the financial data of the Company for all periods presented.

     The transfer of MLI-USA to MetLife Insurance Company of Connecticut was a transaction between entities under common control. Since MLI-USA was the original entity under common control, for financial statement reporting purposes, MLI-USA is considered the accounting acquirer of MetLife Insurance Company of Connecticut. Accordingly, all financial data included in these financial statement periods prior to July 1, 2005 is that of MLI-USA. For periods subsequent to July 1, 2005, MetLife Insurance Company of Connecticut has been combined with MLI-USA in a manner similar to a pooling of interests.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The equity of MetLife Insurance Company of Connecticut has been adjusted to reflect the return of the MetLife Insurance Company of Connecticut common stock by MetLife in connection with the transfer of MLI-USA to MetLife Insurance Company of Connecticut as follows:

                                                                      ACCUMULATED
                                                                         OTHER
                                                                     COMPREHENSIVE
                                                                        INCOME
                                                                   ----------------
                                           ADDITIONAL               NET UNREALIZED
                                  COMMON     PAID-IN    RETAINED   INVESTMENT GAINS
                                   STOCK     CAPITAL    EARNINGS       (LOSSES)        TOTAL
                                  ------   ----------   --------   ----------------   ------
MetLife Insurance Company of
  Connecticut's common stock
  purchased by MetLife in the
  Acquisition on July 1, 2005...   $100      $6,684        $--            $--         $6,784
Return of MetLife Insurance
  Company of Connecticut's
  common stock from MetLife.....    (25)(1)      25         --             --             --
                                   ----      ------        ---            ---         ------
MetLife Insurance Company of
  Connecticut's common stock
  purchased by MetLife on July
  1, 2005, as adjusted..........   $ 75      $6,709        $--            $--         $6,784
                                   ====      ======        ===            ===         ======



--------

   (1) Represents the return of 10,000,000 shares of MetLife Insurance Company of Connecticut's common stock, at $2.50 par value, by MetLife to MetLife Insurance Company of Connecticut in anticipation of the transfer of MLI-USA to MetLife Insurance Company of Connecticut, for a total adjustment of $25 million.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

4.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, and estimated fair value of the Company's fixed maturity and equity securities, the percentage that each sector represents by the total fixed maturity securities holdings and by the total equity securities holdings at:

                                                         DECEMBER 31, 2007
                                          ----------------------------------------------
                                                          GROSS
                                           COST OR      UNREALIZED
                                          AMORTIZED   -------------    ESTIMATED    % OF
                                             COST     GAIN    LOSS    FAIR VALUE   TOTAL
                                          ---------   ----   ------   ----------   -----
                                                           (IN MILLIONS)
  U.S. corporate securities.............   $17,174    $119   $  618     $16,675     36.5%
  Residential mortgage-backed
    securities..........................    11,914      98       80      11,932     26.1
  Foreign corporate securities..........     6,536      83      184       6,435     14.1
  U.S.Treasury/agency securities........     3,976     126       11       4,091      9.0
  Commercial mortgage-backed
    securities..........................     3,182      28       67       3,143      6.9
  Asset-backed securities...............     2,236       4      108       2,132      4.7
  Foreign government securities.........       635      55        2         688      1.5
  State and political subdivision
  securities..........................       611       4       40         575      1.2
                                           -------    ----   ------     -------    -----
    Total fixed maturity securities.....   $46,264    $517   $1,110     $45,671    100.0%
                                           =======    ====   ======     =======    =====
  Non-redeemable preferred stock........   $   777    $ 21   $   63     $   735     77.2%
  Common stock..........................       215       9        7         217     22.8
                                           -------    ----   ------     -------    -----
    Total equity securities.............   $   992    $ 30   $   70     $   952    100.0%
                                           =======    ====   ======     =======    =====




                                                         DECEMBER 31, 2006
                                           --------------------------------------------
                                                          GROSS
                                            COST OR     UNREALIZED
                                           AMORTIZED   -----------    ESTIMATED    % OF
                                              COST     GAIN   LOSS   FAIR VALUE   TOTAL
                                           ---------   ----   ----   ----------   -----
                                                           (IN MILLIONS)
  U.S. corporate securities..............   $17,331    $101   $424     $17,008     35.5%
  Residential mortgage-backed
    securities...........................    11,951      40     78      11,913     24.9
  Foreign corporate securities...........     5,563      64    128       5,499     11.5
  U.S.Treasury/agency securities.........     5,455       7    126       5,336     11.2
  Commercial mortgage-backed securities..     3,353      19     47       3,325      6.9
  Asset-backed securities................     3,158      14     10       3,162      6.6
  Foreign government securities..........       533      45      5         573      1.2
  State and political subdivision
    securities...........................     1,062       6     38       1,030      2.2
                                            -------    ----   ----     -------    -----
    Total fixed maturity securities......   $48,406    $296   $856     $47,846    100.0%
                                            =======    ====   ====     =======    =====
  Non-redeemable preferred stock.........   $   671    $ 22   $  9     $   684     86.0%
  Common stock...........................       106       6      1         111     14.0
                                            -------    ----   ----     -------    -----
    Total equity securities..............   $   777    $ 28   $ 10     $   795    100.0%
                                            =======    ====   ====     =======    =====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The Company held foreign currency derivatives with notional amounts of $911 million and $472 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2007 and 2006, respectively.

     The Company is not exposed to any significant concentrations of credit risk in its equity securities portfolio. The Company is exposed to concentrations of credit risk related to U.S. Treasury securities and obligations of U.S. government corporations and agencies. Additionally, at December 31, 2007 and 2006, the Company had exposure to fixed maturity securities backed by sub-prime mortgages with estimated fair values of $570 million and $819 million, respectively, and unrealized losses of $45 million and $2 million, respectively. These securities are classified within asset-backed securities in the immediately preceding tables. At December 31, 2007, 14% have been guaranteed by financial guarantors, of which 57% was guaranteed by financial guarantors who remained Aaa rated through February 2008. Overall, at December 31, 2007, $1.2 billion of the estimated fair value of the Company's fixed maturity securities were credit enhanced by financial guarantors of which $537 million, $499 million and $195 million at December 31, 2007, are included within corporate securities, state and political subdivisions and asset-backed securities, respectively, and 84% were guaranteed by financial guarantors who remained Aaa rated through February 2008.

     The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $3.8 billion and $3.2 billion at December 31, 2007 and 2006, respectively. These securities had net unrealized gains (losses) of $(94) million and $51 million at December 31, 2007 and 2006, respectively. Non-income producing fixed maturity securities were $1 million and $6 million at December 31, 2007 and 2006, respectively. Net unrealized gains associated with non-income producing fixed maturity securities were less than $1 million and $1 million at December 31, 2007 and 2006, respectively.

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are as follows:

                                                              DECEMBER 31,
                                            -----------------------------------------------
                                                     2007                     2006
                                            ----------------------   ----------------------
                                            AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                               COST     FAIR VALUE      COST     FAIR VALUE
                                            ---------   ----------   ---------   ----------
                                                             (IN MILLIONS)
  Due in one year or less.................   $ 1,172      $ 1,163     $ 1,620      $ 1,616
  Due after one year through five years...     8,070        8,035       9,843        9,733
  Due after five years through ten years..     7,950        7,858       7,331        7,226
  Due after ten years.....................    11,740       11,408      11,150       10,871
                                             -------      -------     -------      -------
    Subtotal..............................    28,932       28,464      29,944       29,446
  Mortgage-backed and asset-backed
    securities............................    17,332       17,207      18,462       18,400
                                             -------      -------     -------      -------
    Total fixed maturity securities.......   $46,264      $45,671     $48,406      $47,846
                                             =======      =======     =======      =======



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Sales or disposals of fixed maturity and equity securities classified as available-for-sale are as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                 ---------------------------
                                                   2007      2006      2005
                                                 -------   -------   -------
                                                        (IN MILLIONS)
  Proceeds.......................................  $14,826   $23,901   $22,241
  Gross investment gains.........................  $   146   $    73   $    48
  Gross investment losses........................  $  (373)  $  (519)  $  (347)


  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                               DECEMBER 31, 2007
                          ------------------------------------------------------------------------------------------
                                                          EQUAL TO OR GREATER THAN 12
                               LESS THAN 12 MONTHS                  MONTHS                          TOTAL
                          ----------------------------   ----------------------------   ----------------------------
                           ESTIMATED        GROSS         ESTIMATED        GROSS         ESTIMATED        GROSS
                          FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS
                          ----------   ---------------   ----------   ---------------   ----------   ---------------
                                                  (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate
  securities............    $ 6,643          $316          $ 5,010          $302          $11,653         $  618
Residential mortgage-
  backed securities.....      2,374            52            1,160            28            3,534             80
Foreign corporate
  securities............      2,350            86            2,234            98            4,584            184
U.S. Treasury/agency
  securities............        307             2              343             9              650             11
Commercial mortgage-
  backed securities.....        417            26            1,114            41            1,531             67
Asset-backed
  securities............      1,401            91              332            17            1,733            108
Foreign government
  securities............         63             1               62             1              125              2
State and political
  subdivision
  securities............         84             9              387            31              471             40
                            -------          ----          -------          ----          -------         ------
  Total fixed maturity
     securities.........    $13,639          $583          $10,642          $527          $24,281         $1,110
                            =======          ====          =======          ====          =======         ======
Equity securities.......    $   386          $ 42          $   190          $ 28          $   576         $   70
                            =======          ====          =======          ====          =======         ======
Total number of
  securities in an
  unrealized loss
  position..............      2,011                          1,487
                            =======                        =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                               DECEMBER 31, 2006
                          ------------------------------------------------------------------------------------------
                                                          EQUAL TO OR GREATER THAN 12
                               LESS THAN 12 MONTHS                  MONTHS                          TOTAL
                          ----------------------------   ----------------------------   ----------------------------
                           ESTIMATED        GROSS         ESTIMATED        GROSS         ESTIMATED        GROSS
                          FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS
                          ----------   ---------------   ----------   ---------------   ----------   ---------------
                                                  (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate
  securities............    $ 4,895          $104          $ 7,543          $320          $12,438          $424
Residential mortgage-
  backed securities.....      4,113            20            3,381            58            7,494            78
Foreign corporate
  securities............      1,381            29            2,547            99            3,928           128
U.S. Treasury/agency
  securities............      2,995            48            1,005            78            4,000           126
Commercial mortgage-
  backed securities.....        852             6            1,394            41            2,246            47
Asset-backed
  securities............        965             3              327             7            1,292            10
Foreign government
  securities............         51             1               92             4              143             5
State and political
  subdivision
  securities............         29             2              414            36              443            38
                            -------          ----          -------          ----          -------          ----
  Total fixed maturity
     securities.........    $15,281          $213          $16,703          $643          $31,984          $856
                            =======          ====          =======          ====          =======          ====
Equity securities.......    $   149          $  3          $   188          $  7          $   337          $ 10
                            =======          ====          =======          ====          =======          ====
Total number of
  securities in an
  unrealized loss
  position..............      1,955                          2,318
                            =======                        =======



  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                         DECEMBER 31, 2007
                      ---------------------------------------------------------------------------------------
                         COST OR AMORTIZED COST        GROSS UNREALIZED LOSS          NUMBER OF SECURITIES
                      ---------------------------   ---------------------------   ---------------------------
                      LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE
                      -------------   -----------   -------------   -----------   -------------   -----------
                                             (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six
  months............     $10,721          $484          $  368          $130          1,923            98
Six months or
  greater but less
  than nine months..       3,011            --             155            --            337            --
Nine months or
  greater but less
  than twelve
  months............       1,560            --              86            --            174            --
Twelve months or
  greater...........      10,261            --             441            --          1,375            --
                         -------          ----          ------          ----
  Total.............     $25,553          $484          $1,050          $130
                         =======          ====          ======          ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                            DECEMBER 31, 2006
                         ---------------------------------------------------------------------------------------
                            COST OR AMORTIZED COST        GROSS UNREALIZED LOSS          NUMBER OF SECURITIES
                         ---------------------------   ---------------------------   ---------------------------
                         LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE
                         -------------   -----------   -------------   -----------   -------------   -----------
                                                (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months...     $12,922          $ 9            $150           $ 4           1,537            15
Six months or greater
  but less than nine
  months...............         568           --               6            --              78             1
Nine months or greater
  but less than twelve
  months...............       2,134           14              52             4             323             1
Twelve months or
  greater..............      17,540           --             650            --           2,318            --
                            -------          ---            ----           ---
  Total................     $33,164          $23            $858           $ 8
                            =======          ===            ====           ===



     At December 31, 2007 and 2006, $1,050 million and $858 million, respectively, of unrealized losses related to securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 4% and 3%, respectively, of the cost or amortized cost of such securities.

     At December 31, 2007, $130 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 27% of the cost or amortized cost of such securities. All of such unrealized losses of $130 million were related to securities that were in an unrealized loss position for a period of less than six months. At December 31, 2006, $8 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 35% of the cost or amortized cost of such securities. Of such unrealized losses of $8 million, $4 million related to securities that were in an unrealized loss position for a period of less than six months.

     The Company held two fixed maturity and equity securities, each with a gross unrealized loss at December 31, 2007 of greater than $10 million. These securities represented 2%, or $21 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities. The Company held two fixed maturity and equity securities, each with a gross unrealized loss at December 31, 2006 of greater than $10 million. These securities represented 3%, or $25 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities.

     At December 31, 2007 and 2006, the Company had $1.2 billion and $866 million, respectively, of gross unrealized losses related to its fixed maturity and equity securities. These securities are concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                                     DECEMBER
                                                                       31,
                                                                   -----------
                                                                   2007   2006
                                                                   ----   ----
    SECTOR:
      U.S. corporate securities..................................    52%    49%
      Foreign corporate securities...............................    16     15
      Asset-backed securities....................................     9      1
      Residential mortgage-backed securities.....................     7      9
      Commercial mortgage-backed securities......................     6      5
      U.S. Treasury/agency securities............................     1     15
      Other......................................................     9      6
                                                                    ---    ---
         Total...................................................   100%   100%
                                                                    ===    ===

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
INDUSTRY:
  Finance....................................................    36%    18%
  Industrial.................................................    23     26
  Mortgage-backed............................................    13     14
  Utility....................................................     8     10
  Government.................................................     1     15
  Other......................................................    19     17
                                                                ---    ---
     Total...................................................   100%   100%
                                                                ===    ===



     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     Based upon the Company's current evaluation of the securities in accordance with its impairment policy, the cause of the decline being principally attributable to the general rise in interest rates during the holding period, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that the aforementioned securities are not other-than-temporarily impaired.

  SECURITIES LENDING

     The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturity and equity securities, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $9.9 billion and $8.8 billion and an estimated fair value of $9.8 billion and $8.6 billion were on loan under the program at December 31, 2007 and 2006, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $10.1 billion and $8.9 billion at December 31, 2007 and 2006, respectively. Security collateral of $40 million and $83 million on deposit from customers in connection with the securities lending transactions at December 31, 2007 and 2006, respectively, may not be sold or repledged and is not reflected in the consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  ASSETS ON DEPOSIT AND ASSETS PLEDGED AS COLLATERAL

     The Company had investment assets on deposit with regulatory agencies with a fair market value of $22 million and $20 million at December 31, 2007 and 2006, respectively, consisting primarily of fixed maturity and equity securities.

     Certain of the Company's fixed maturity securities are pledged as collateral for various derivative transactions as described in Note 5. Additionally, the Company has pledged certain of its fixed maturity securities in support of its funding agreements as described in Note 8.

  MORTGAGE AND CONSUMER LOANS

     Mortgage and consumer loans are categorized as follows:

                                                              DECEMBER 31,
                                                  -----------------------------------
                                                        2007               2006
                                                  ----------------   ----------------
                                                  AMOUNT   PERCENT   AMOUNT   PERCENT
                                                  ------   -------   ------   -------
                                                             (IN MILLIONS)
  Commercial mortgage loans.....................  $3,125      71%    $2,095      58%
  Agricultural mortgage loans...................   1,265      29      1,460      41
  Consumer loans................................      22      --         46       1
                                                  ------     ---     ------     ---
    Total.......................................   4,412     100%     3,601     100%
                                                             ===                ===
  Less: Valuation allowances....................       8                  6
                                                  ------             ------
    Total mortgage and consumer loans...........  $4,404             $3,595
                                                  ======             ======



     Mortgage loans are collateralized by properties primarily located in the United States. At December 31, 2007, 26%, 7% and 7% of the value of the Company's mortgage and consumer loans were located in California, Florida and New York, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

     Information regarding loan valuation allowances for mortgage and consumer loans is as follows:

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                             2007   2006   2005
                                                             ----   ----   ----
                                                                (IN MILLIONS)
  Balance at January 1,....................................   $ 6    $ 9    $ 1
  Additions................................................     7      3      8
  Deductions...............................................    (5)    (6)    --
                                                              ---    ---    ---
  Balance at December 31,..................................   $ 8    $ 6    $ 9
                                                              ===    ===    ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     A portion of the Company's mortgage and consumer loans was impaired and consisted of the following:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
Impaired loans with valuation allowances.....................   $65    $--
Impaired loans without valuation allowances..................     2      8
                                                                ---    ---
  Subtotal...................................................    67      8
Less: Valuation allowances on impaired loans.................     4     --
                                                                ---    ---
  Impaired loans.............................................   $63    $ 8
                                                                ===    ===



     The average investment on impaired loans was $21 million, $32 million and $12 million for the years ended December 31, 2007, 2006 and 2005, respectively. Interest income on impaired loans was $3 million, $1 million and $2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     The investment in restructured loans was less than $1 million at December 31, 2007. There was no investment in restructured loans at December 31, 2006. Interest income, recognized on restructured loans, was less than $1 million for both years ended December 31, 2007 and 2006, respectively. There was no interest income on restructured loans for the year ended December 31, 2005. Gross interest income that would have been recorded in accordance with the original terms of such loans amounted to less than $1 million for each of the years ended December 31, 2007 and 2006. There was no gross interest income that would have been recorded in accordance with the original terms of such loans for the year ended December 31, 2005.

     Mortgage and consumer loans with scheduled payments of 90 days or more past due on which interest is still accruing, had an amortized cost of less than $1 million and $6 million at December 31, 2007 and 2006, respectively. There were no mortgage and consumer loans on which interest no longer accrued at both December 31, 2007 and 2006. There were no mortgage and consumer loans in foreclosure at both December 31, 2007 and 2006.

  REAL ESTATE HOLDINGS

     Real estate holdings consisted of the following:

                                                              DECEMBER
                                                                31,
                                                            -----------
                                                            2007   2006
                                                            ----   ----
                                                                (IN
                                                             MILLIONS)
Real estate...............................................  $ 86   $ 30
Accumulated depreciation..................................   (11)    (1)
                                                            ----   ----
Net real estate...........................................    75     29
Real estate joint ventures................................   466    144
                                                            ----   ----
  Real estate and real estate joint ventures..............   541    173
Real estate held-for-sale.................................    --      7
                                                            ----   ----
  Total real estate holdings..............................  $541   $180
                                                            ====   ====



     Related depreciation expense on real estate was $8 million for the year ended December 31, 2007. Depreciation expense on real estate was less than $1 million for both years ended December 31, 2006 and 2005. There was no depreciation expense related to discontinued operations for the years ended December 31, 2007 and 2005. Depreciation expense related to discontinued operations was less than $1 million of the year ended December 31, 2006.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     There were no impairments recognized on real estate held-for-sale for the years ended December 31, 2007, 2006 and 2005. The carrying value of non-income producing real estate was $1 million at December 31, 2007. There was no non-income producing real estate at December 31, 2006. The Company did not own any real estate acquired in satisfaction of debt during the years ended December 31, 2007 and 2006.

     Real estate holdings were categorized as follows:

                                                              DECEMBER 31,
                                                  -----------------------------------
                                                        2007               2006
                                                  ----------------   ----------------
                                                  AMOUNT   PERCENT   AMOUNT   PERCENT
                                                  ------   -------   ------   -------
                                                             (IN MILLIONS)
  Development joint ventures....................   $287       53%     $ --       --%
  Real estate investment funds..................    111       21        93       52
  Office........................................     88       16        46       26
  Apartments....................................     35        6        --       --
  Agriculture...................................     19        4        28       15
  Land..........................................      1       --         1       --
  Retail........................................     --       --        12        7
                                                   ----      ---      ----      ---
    Total real estate holdings..................   $541      100%     $180      100%
                                                   ====      ===      ====      ===



     The Company's real estate holdings are primarily located in the United States. At December 31, 2007, 22%, 21%, 6% and 5% of the Company's real estate holdings were located in California, New York, Texas and Florida, respectively.

  OTHER LIMITED PARTNERSHIP INTERESTS

     The carrying value of other limited partnership interests (which primarily represent ownership interests in pooled investment funds that make private equity investments in companies in the United States and overseas) was $1.1 billion at both December 31, 2007 and 2006. Included within other limited partnership interests at December 31, 2007 and 2006 were $433 million and $354 million, respectively, of hedge funds. For the years ended December 31, 2007, 2006 and 2005, net investment income from other limited partnership interests included $16 million, $30 million and $4 million, respectively, related to hedge funds.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                         2007     2006     2005
                                                        ------   ------   ------
                                                              (IN MILLIONS)
  Fixed maturity securities...........................  $2,803   $2,719   $1,377
  Equity securities...................................      45       17        6
  Mortgage and consumer loans.........................     263      182      113
  Policy loans........................................      53       52       26
  Real estate and real estate joint ventures..........      81       29        2
  Other limited partnership interests.................     164      238       33
  Cash, cash equivalents and short-term investments...     104      137       71
  Other...............................................       7        8       --
                                                        ------   ------   ------
    Total investment income...........................   3,520    3,382    1,628
  Less: Investment expenses...........................     627      543      190
                                                        ------   ------   ------
    Net investment income.............................  $2,893   $2,839   $1,438
                                                        ======   ======   ======



     For the years ended December 31, 2007 and 2006, affiliated investment expense of $36 million and $32 million, respectively, related to investment expenses, is included in the table above. There were no affiliated investment expenses for the year ended December 31, 2005. See "-- Related Party Investment Transactions" for discussion of affiliated net investment income related to short-term investments included in the table above.

  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
                                                      -------------   -----   -----
                                                           2007        2006    2005
                                                      -------------   -----   -----
                                                              (IN MILLIONS)
  Fixed maturity securities.........................      $(272)      $(497)  $(300)
  Equity securities.................................         15          10       1
  Mortgage and consumer loans.......................         (2)          7      (9)
  Real estate and real estate joint ventures........          1          64       7
  Other limited partnership interests...............        (19)         (1)     (1)
  Sales of businesses...............................         --          --       2
  Derivatives.......................................        305         177      (2)
  Other.............................................       (170)       (281)    104
                                                          -----       -----   -----
    Net investment gains (losses)                         $(142)      $(521)  $(198)
                                                          =====       =====   =====



     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses), were $30 million and $41 million for the years ended December 31, 2007 and 2006, respectively. There were no losses from fixed maturity and equity securities deemed other-than-temporarily impaired for the year ended December 31, 2005.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), are as follows:

                                                          YEARS ENDED DECEMBER
                                                                  31,
                                                         ---------------------
                                                          2007    2006    2005
                                                         -----   -----   -----
                                                             (IN MILLIONS)
  Fixed maturity securities............................  $(606)  $(566)  $(639)
  Equity securities....................................    (38)     17      (4)
  Derivatives..........................................    (13)     (9)     (2)
  Other................................................      8       7     (19)
                                                         -----   -----   -----
    Subtotal...........................................   (649)   (551)   (664)
                                                         -----   -----   -----
  Amounts allocated from:
    Insurance liability loss recognition...............     --      --     (78)
    DAC and VOBA.......................................     93      66     102
                                                         -----   -----   -----
    Subtotal...........................................     93      66      24
                                                         -----   -----   -----
  Deferred income tax..................................    195     171     224
                                                         -----   -----   -----
    Subtotal...........................................    288     237     248
                                                         -----   -----   -----
  Net unrealized investment gains (losses).............  $(361)  $(314)  $(416)
                                                         =====   =====   =====



     The changes in net unrealized investment gains (losses) are as follows:

                                                          YEARS ENDED DECEMBER
                                                                  31,
                                                         ---------------------
                                                          2007    2006    2005
                                                         -----   -----   -----
                                                             (IN MILLIONS)
  Balance, January 1,..................................  $(314)  $(416)  $  30
  Unrealized investment gains (losses) during the
    year...............................................    (98)    113    (756)
  Unrealized investment gains (losses) relating to:
    Insurance liability gain (loss) recognition........     --      78     (78)
    DAC and VOBA.......................................     27     (36)    148
    Deferred income tax................................     24     (53)    240
                                                         -----   -----   -----
  Balance, December 31,................................  $(361)  $(314)  $(416)
                                                         =====   =====   =====
  Net change in unrealized investment gains (losses)...  $ (47)  $ 102   $(446)
                                                         =====   =====   =====



  TRADING SECURITIES

     MetLife Insurance Company of Connecticut was the majority owner of Tribeca on the Acquisition Date. Tribeca was a feeder fund investment structure whereby the feeder fund invests substantially all of its assets in the master fund, Tribeca Global Convertible Instruments Ltd. The primary investment objective of the master fund is to achieve enhanced risk-adjusted return by investing in domestic and foreign equities and equity-related securities

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


utilizing such strategies as convertible securities arbitrage. At December 31, 2005, the Company was the majority owner of the feeder fund and consolidated the fund within its consolidated financial statements. Net investment income related to the trading activities of Tribeca, which included interest and dividends earned on trading securities in addition to the net realized and unrealized gains (losses), was $12 million and $6 million for the six months ended June 30, 2006 and the year ended December 31, 2005, respectively.

     During the second quarter of 2006, the Company's ownership interests in Tribeca declined to a position whereby Tribeca is no longer consolidated and, as of June 30, 2006, was accounted for under the equity method of accounting. The equity method investment at December 31, 2006 of $82 million was included in other limited partnership interests. Net investment income related to the Company's equity method investment in Tribeca was $9 million for the six months ended December 31, 2006.

  VARIABLE INTEREST ENTITIES

     The following table presents the total assets of and maximum exposure to loss relating to VIEs for which the Company has concluded that it holds significant variable interests but it is not the primary beneficiary and which have not been consolidated:

                                                              DECEMBER 31, 2007
                                                           -----------------------
                                                                         MAXIMUM
                                                             TOTAL     EXPOSURE TO
                                                           ASSETS(1)     LOSS(2)
                                                           ---------   -----------
                                                                (IN MILLIONS)
  Asset-backed securitizations...........................   $ 1,140       $   77
  Real estate joint ventures(3)..........................       942           44
  Other limited partnership interests(4).................     3,876          418
  Trust preferred securities(5)..........................    22,775          546
  Other investments(6)...................................     1,600           79
                                                            -------       ------
    Total................................................   $30,333       $1,164
                                                            =======       ======



--------

(1) The assets of the asset-backed securitizations are reflected at fair value. The assets of the real estate joint ventures, other limited partnership interests, trust preferred securities and other investments are reflected at the carrying amounts at which such assets would have been reflected on the Company's consolidated balance sheet had the Company consolidated the VIE from the date of its initial investment in the entity.

(2) The maximum exposure to loss relating to the asset-backed securitizations is equal to the carrying amounts of participation. The maximum exposure to loss relating to real estate joint ventures, other limited partnership interests, trust preferred securities and other investments is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by other partners. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(3) Real estate joint ventures include partnerships and other ventures which engage in the acquisition, development, management and disposal of real estate investments.

(4) Other limited partnership interests include partnerships established for the purpose of investing in public and private debt and equity securities.

(5) Trust preferred securities are complex, uniquely structured investments which contain features of both equity and debt, may have an extended or no stated maturity, and may be callable at the issuer's option after a defined period of time.

(6) Other investments include securities that are not trust preferred securities or asset-backed securitizations.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  RELATED PARTY INVESTMENT TRANSACTIONS

     As of December 31, 2007 and 2006, the Company held $582 million and $581 million, respectively, of its total invested assets in the MetLife Money Market Pool and the MetLife Intermediate Income Pool which are affiliated partnerships. These amounts are included in short-term investments. Net investment income from these invested assets was $25 million, $29 million and $10 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, are as follows:

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                         ----------------------
                                                         2007     2006     2005
                                                         ----     ----     ----
                                                              (IN MILLIONS)
  Estimated fair market value of assets transferred to
    affiliates.........................................  $628     $164     $ 79
  Amortized cost of assets transferred to affiliates...  $629     $164     $ 78
  Net investment gains (losses) recognized on
    transfers..........................................  $ (1)    $ --     $  1
  Estimated fair market value of assets transferred
    from affiliates....................................  $836     $ 89     $830


5.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amount and current market or fair value of derivative financial instruments held at:

                                            DECEMBER 31, 2007                 DECEMBER 31, 2006
                                     -------------------------------   -------------------------------
                                                   CURRENT MARKET                    CURRENT MARKET
                                                    OR FAIR VALUE                     OR FAIR VALUE
                                     NOTIONAL   --------------------   NOTIONAL   --------------------
                                      AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                     --------   ------   -----------   --------   ------   -----------
                                                               (IN MILLIONS)
Interest rate swaps................   $12,437   $  336       $144       $ 8,841   $  431       $ 70
Interest rate floors...............    12,071      159         --         9,021       71         --
Interest rate caps.................    10,715        7         --         6,715        6         --
Financial futures..................       721        2          5           602        6          1
Foreign currency swaps.............     3,716      788         97         2,723      580         66
Foreign currency forwards..........       167        2         --           124        1         --
Options............................        --       85          1            --       80          7
Financial forwards.................     1,108       20         --           900       --         15
Credit default swaps...............     1,013        5          3         1,231        1          5
                                      -------   ------       ----       -------   ------       ----
  Total............................   $41,948   $1,404       $250       $30,157   $1,176       $164
                                      =======   ======       ====       =======   ======       ====



     The above table does not include notional amounts for equity futures, equity variance swaps and equity options. At December 31, 2007 and 2006, the Company owned 403 and 290 equity futures, respectively. Fair values of equity futures are included in financial futures in the preceding table. At December 31, 2007 and 2006, the Company owned 122,153 and 85,500 equity variance swaps, respectively. Fair values of equity variance swaps are included in financial forwards in the preceding table. At December 31, 2007 and 2006, the Company owned 821,100 and 1,022,900 equity options, respectively. Fair values of equity options are included in options in the preceding table.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The following table presents the notional amount of derivative financial instruments by maturity at December 31, 2007:

                                                             REMAINING LIFE
                         -------------------------------------------------------------------------------------
                                              AFTER ONE YEAR      AFTER FIVE YEARS
                         ONE YEAR OR LESS   THROUGH FIVE YEARS   THROUGH TEN YEARS   AFTER TEN YEARS    TOTAL
                         ----------------   ------------------   -----------------   ---------------   -------
                                                             (IN MILLIONS)
Interest rate swaps....       $ 4,723             $ 4,963             $ 1,352             $1,399       $12,437
Interest rate floors...            --               2,551               9,520                 --        12,071
Interest rate caps.....         8,702               2,013                  --                 --        10,715
Financial futures......           634                  --                  --                 87           721
Foreign currency
  swaps................            20               2,593                 836                267         3,716
Foreign currency
  forwards.............           165                  --                  --                  2           167
Financial forwards.....            --                  --                  --              1,108         1,108
Credit default swaps...           205                 519                 289                 --         1,013
                              -------             -------             -------             ------       -------
  Total................       $14,449             $12,639             $11,997             $2,863       $41,948
                              =======             =======             =======             ======       =======



     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. In a basis swap, both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Basis swaps are included in interest rate swaps in the preceding table.

     Interest rate caps and floors are used by the Company primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities (duration mismatches), as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively.

     In exchange-traded interest rate (Treasury and swap) and equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate and equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

     Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company.

     Foreign currency derivatives, including foreign currency swaps, foreign currency forwards and currency option contracts, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     The Company enters into currency option contracts that give it the right, but not the obligation, to sell the foreign currency amount in exchange for a functional currency amount within a limited time at a contracted price. The contracts may also be net settled in cash, based on differentials in the foreign exchange rate and the strike price. Currency option contracts are included in options in the preceding table.

     Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. Equity index options are included in options in the preceding table.

     The Company enters into financial forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date.

     Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. Treasury or Agency security.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  HEDGING

     The following table presents the notional amount and fair value of derivatives by type of hedge designation at:

                                        DECEMBER 31, 2007                 DECEMBER 31, 2006
                                 -------------------------------   -------------------------------
                                                 FAIR VALUE                        FAIR VALUE
                                 NOTIONAL   --------------------   NOTIONAL   --------------------
                                  AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                 --------   ------   -----------   --------   ------   -----------
                                                           (IN MILLIONS)
  Fair value...................   $   651   $   20       $  3       $    69   $   --       $  1
  Cash flow....................       486       85          3           455       42         --
  Non-qualifying...............    40,811    1,299        244        29,633    1,134        163
                                  -------   ------       ----       -------   ------       ----
    Total......................   $41,948   $1,404       $250       $30,157   $1,176       $164
                                  =======   ======       ====       =======   ======       ====



     The following table presents the settlement payments recorded in income for the:

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                             2007   2006   2005
                                                             ----   ----   ----
                                                                (IN MILLIONS)
  Qualifying hedges:
    Interest credited to policyholder account balances.....   $(6)   $(9)   $(1)
  Non-qualifying hedges:
    Net investment gains (losses)..........................    82     73     (8)
                                                              ---    ---    ---
       Total...............................................   $76    $64    $(9)
                                                              ===    ===    ===



  FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments and liabilities.

     The Company recognized net investment gains (losses) representing the ineffective portion of all fair value hedges as follows:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Changes in the fair value of derivatives................  $ 18    $(1)   $--
  Changes in the fair value of the items hedged...........   (20)     2     --
                                                            ----    ---    ---
  Net ineffectiveness of fair value hedging activities....  $ (2)   $ 1    $--
                                                            ====    ===    ===



     All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges, when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities to fixed rate liabilities; and (iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities.

     For the years ended December 31, 2007 and 2006, the Company did not recognize any net investment gains (losses) which represented the ineffective portion of all cash flow hedges. For the year ended December 31, 2005, the Company recognized insignificant net investment gains (losses), which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. For the years ended December 31, 2007, 2006 and 2005, there were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2007, 2006 and 2005.

     The following table presents the components of other comprehensive income
(loss), before income tax, related to cash flow hedges:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Other comprehensive income (loss) balance at January
    1,....................................................  $ (9)  $ (2)   $(4)
  Gains (losses) deferred in other comprehensive income
    (loss) on the effective portion of cash flow hedges...    39     41      1
  Amounts reclassified to net investment gains (losses)...   (43)   (48)     1
                                                            ----   ----    ---
  Other comprehensive income (loss) balance at December
    31,...................................................  $(13)  $ (9)   $(2)
                                                            ====   ====    ===



     At December 31, 2007, $65 million of the deferred net gain (loss) on derivatives accumulated in other comprehensive income (loss) is expected to be reclassified to earnings during the year ending December 31, 2008.

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps, purchased caps and floors, and interest rate futures to economically hedge its exposure to interest rate volatility; (ii) foreign currency forwards, swaps and option contracts to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to economically hedge exposure to adverse movements in credit; (iv) equity futures, equity index options and equity variance swaps to economically hedge liabilities embedded in certain variable annuity products; (v) credit default swaps to synthetically create investments; (vi) financial forwards to buy and sell securities; and
(vii) basis swaps to better match the cash flows of assets and related liabilities.

     The following table presents changes in fair value related to derivatives that do not qualify for hedge accounting:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Net investment gains (losses), excluding embedded
    derivatives...........................................  $112    $16   $(37)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts include guaranteed minimum withdrawal contracts, guaranteed minimum accumulation contracts and affiliated reinsurance contracts related to guaranteed minimum withdrawal contracts, guaranteed minimum accumulation contracts and certain guaranteed minimum income contracts.

     The following table presents the fair value of the Company's embedded derivatives at:

                                                                   DECEMBER
                                                                     31,
                                                                 -----------
                                                                 2007   2006
                                                                 ----   ----
                                                                     (IN
                                                                  MILLIONS)
  Embedded derivative assets...................................  $125    $17
  Embedded derivative liabilities..............................  $ --    $ 3


     The following table presents changes in fair value related to embedded derivatives:

                                                                    YEARS ENDED
                                                                   DECEMBER 31,
                                                                ------------------
                                                                2007   2006   2005
                                                                ----   ----   ----
                                                                   (IN MILLIONS)
Net investment gains (losses).................................  $116    $85    $41


  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's derivative transactions is represented by the fair value of contracts with a net positive fair value at the reporting date.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. As of December 31, 2007 and 2006, the Company was obligated to return cash collateral under its control of $370 million and $273 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. As of December 31, 2007 and 2006, the Company had also accepted collateral consisting of various securities with a fair market value of $526 million and $410 million, respectively, which are held in separate custodial accounts. The Company is permitted by contract to sell or repledge this collateral, but as of December 31, 2007 and 2006, none of the collateral had been sold or repledged.

     In addition, the Company has exchange traded futures, which require the pledging of collateral. As of both December 31, 2007 and 2006, the Company pledged collateral of $25 million, which is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

6.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                        DAC     VOBA     TOTAL
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Balance at January 1, 2005..........................  $  678   $   --   $  678
Contribution of MetLife Insurance Company of
  Connecticut from MetLife (Note 2).................      --    3,490    3,490
  Capitalizations...................................     886       --      886
                                                      ------   ------   ------
       Subtotal.....................................   1,564    3,490    5,054
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................      --      (26)     (26)
     Unrealized investment gains (losses)...........     (41)    (107)    (148)
     Other expenses.................................     109      205      314
                                                      ------   ------   ------
       Total amortization...........................      68       72      140
                                                      ------   ------   ------
Balance at December 31, 2005........................   1,496    3,418    4,914
  Capitalizations...................................     721       --      721
                                                      ------   ------   ------
       Subtotal.....................................   2,217    3,418    5,635
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................     (16)     (68)     (84)
     Unrealized investment gains (losses)...........     (10)      46       36
     Other expenses.................................     252      320      572
                                                      ------   ------   ------
       Total amortization...........................     226      298      524
                                                      ------   ------   ------
Balance at December 31, 2006........................   1,991    3,120    5,111
  Effect of SOP 05-1 adoption.......................      (7)    (125)    (132)
  Capitalizations...................................     682       --      682
                                                      ------   ------   ------
       Subtotal.....................................   2,666    2,995    5,661
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................      44      (16)      28
     Unrealized investment gains (losses)...........     (18)      (9)     (27)
     Other expenses.................................     388      324      712
                                                      ------   ------   ------
       Total amortization...........................     414      299      713
                                                      ------   ------   ------
Balance at December 31, 2007........................  $2,252   $2,696   $4,948
                                                      ======   ======   ======



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $342 million in 2008, $303 million in 2009, $269 million in 2010, $237 million in 2011, and $195 million in 2012.

     Amortization of VOBA and DAC is related to (i) investment gains and losses and the impact of such gains and losses on the amount of the amortization; (ii) unrealized investment gains and losses to provide information regarding the amount that would have been amortized if such gains and losses had been recognized; and (iii) other expenses to provide amounts related to the gross profits originating from transactions other than investment gains and losses.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

7.  GOODWILL

     Goodwill is the excess of cost over the fair value of net assets acquired. Information regarding goodwill is as follows:

                                                            DECEMBER 31,
                                                         ------------------
                                                         2007   2006   2005
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Balance at January 1,..................................  $953   $924   $ 68
Contribution from MetLife (Note 2).....................    --     29    856
                                                         ----   ----   ----
Balance at December 31,................................  $953   $953   $924
                                                         ====   ====   ====



8.  INSURANCE

  INSURANCE LIABILITIES

     Insurance liabilities are as follows:

                                                             DECEMBER 31,
                                    -------------------------------------------------------------
                                                                                       OTHER
                                      FUTURE POLICY       POLICYHOLDER ACCOUNT      POLICYHOLDER
                                         BENEFITS               BALANCES               FUNDS
                                    -----------------   -----------------------   ---------------
                                                        (AS RESTATED,
                                                         SEE NOTE 20)
                                    -------   -------   -------------   -------   ------   ------
                                      2007      2006         2007         2006     2007     2006
                                    -------   -------   -------------   -------   ------   ------
                                                            (IN MILLIONS)
Individual
  Traditional life................  $   921   $   871      $    --      $    --   $   50   $   37
  Universal variable life.........      575       527        4,995        4,522    1,496    1,314
  Annuities.......................      944     1,015       15,058       16,106       36        5
  Other...........................       --        --           47           32       --       --
Institutional
  Group life......................      220       234          763          765        5        6
  Retirement & savings............   12,040    12,325       12,780       13,731       --       --
  Non-medical health & other......      303       328           --           --        2        2
Corporate & Other (1).............    4,573     4,354          172          (57)     188      149
                                    -------   -------      -------      -------   ------   ------
     Total........................  $19,576   $19,654      $33,815      $35,099   $1,777   $1,513
                                    =======   =======      =======      =======   ======   ======



     (1) Corporate & Other includes intersegment eliminations.

     Affiliated insurance liabilities included in the table above include reinsurance assumed and ceded. Affiliated future policy benefits, included in the table above, were $29 million and $25 million at December 31, 2007 and 2006, respectively. Affiliated policyholder account balances, included in the table above, were $97 million and $(57) million at December 31, 2007 and 2006, respectively. Affiliated other policyholder funds, included in the table above, were $1.3 billion and $1.2 billion at December 31, 2007 and 2006, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  VALUE OF DISTRIBUTION AGREEMENTS AND CUSTOMER RELATIONSHIPS ACQUIRED

     Information regarding the VODA and VOCRA, which are reported in other assets, is as follows:

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                        ----------------------
                                                        2007     2006     2005
                                                        ----     ----     ----
                                                             (IN MILLIONS)
  Balance at January 1,...............................  $237     $ 72      $--
  Contribution from MetLife...........................    --       --       73
  Contribution of VODA from MetLife...................    --      167       --
  Amortization........................................    (5)      (2)      (1)
                                                        ----     ----      ---
  Balance at December 31,.............................  $232     $237      $72
                                                        ====     ====      ===



     The estimated future amortization expense allocated to other expenses for the next five years for VODA and VOCRA is $7 million in 2008, $9 million in 2009, $11 million in 2010, $13 million in 2011 and $15 million in 2012.

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA of $167 million, net of deferred income tax of $5 million, for which MLI-USA receives the benefit. The VODA originated through MetLife's acquisition of Travelers and is reported within other assets in the amount of $164 million and $166 million at December 31, 2007 and 2006, respectively.

     The value of the other identifiable intangibles as discussed above reflects the estimated fair value of the Citigroup/Travelers distribution agreements acquired at July 1, 2005 and will be amortized in relation to the expected economic benefits of the agreement. The weighted average amortization period of the other intangible assets is 16 years. If actual experience under the distribution agreements differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience.

     The use of discount rates was necessary to establish the fair value of the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital as well as the weighted average cost of capital required by market participants. A discount rate of 11.5% was used to value these intangible assets.

  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, is as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2007   2006   2005
                                                         ----   ----   ----
                                                            (IN MILLIONS)
  Balance at January 1,................................  $330   $218   $143
  Capitalization.......................................   124    129     83
  Amortization.........................................   (51)   (17)    (8)
                                                         ----   ----   ----
  Balance at December 31,..............................  $403   $330   $218
                                                         ====   ====   ====



  SEPARATE ACCOUNTS

     Separate account assets and liabilities consist of pass-through separate accounts totaling $53.9 billion and $50.1 billion at December 31, 2007 and 2006, respectively, for which the policyholder assumes all investment risk.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


fees and totaled $947 million, $800 million and $467 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     For the years ended December 31, 2007, 2006 and 2005, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  OBLIGATIONS UNDER GUARANTEED INTEREST CONTRACT PROGRAM

     The Company issues fixed and floating rate obligations under its guaranteed interest contract ("GIC") program which are denominated in either U.S. dollars or foreign currencies. During the year ended December 31, 2007, the Company issued $653 million in such obligations and repaid $616 million. During the year ended December 31, 2006, there were no new issuances of such obligations and there were repayments of $1.1 billion. There were no new issuances or repayments of such obligations for the year ended December 31, 2005. Accordingly, at December 31, 2007 and 2006, GICs outstanding, which are included in policyholder account balances, were $5.1 billion (as restated, see Note 20) and $4.6 billion, respectively. During the years ended December 31, 2007, 2006 and 2005, interest credited on the contracts, which are included in interest credited to policyholder account balances, was $230 million, $163 million and $80 million, respectively.

  OBLIGATIONS UNDER FUNDING AGREEMENTS

     MICC is a member of the Federal Home Loan Bank of Boston (the "FHLB of Boston") and holds $70 million of common stock of the FHLB of Boston at both December 31, 2007 and 2006, which is included in equity securities. MICC has also entered into funding agreements with the FHLB of Boston whereby MICC has issued such funding agreements in exchange for cash and for which the FHLB of Boston has been granted a blanket lien on certain MICC assets, including residential mortgage-backed securities, to collateralize MICC's obligations under the funding agreements. MICC maintains control over these pledged assets, and may use, commingle, encumber or dispose of any portion of the collateral as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by MICC, the FHLB of Boston's recovery on the collateral is limited to the amount of MICC's liability to the FHLB of Boston. The amount of MICC's liability for funding agreements with the FHLB of Boston was $726 million and $926 million at December 31, 2007 and 2006, respectively, which is included in policyholder account balances. The advances on these funding agreements are collateralized by residential mortgage-backed securities with fair values of $901 million and $1.1 billion at December 31, 2007 and 2006, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  LIABILITIES FOR UNPAID CLAIMS AND CLAIM EXPENSES

     Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policy benefits, is as follows:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                        --------------------
                                                         2007    2006   2005
                                                        -----   -----   ----
                                                            (IN MILLIONS)
  Balance at January 1,...............................  $ 551   $ 512   $ --
    Less: Reinsurance recoverables....................   (403)   (373)    --
                                                        -----   -----   ----
  Net balance at January 1,...........................    148     139     --
                                                        -----   -----   ----
  Contribution of MetLife Insurance Company of
    Connecticut by MetLife (Note 3)...................     --      --    137
  Incurred related to:
    Current year......................................     32      29     19
    Prior years.......................................     (5)      4     (3)
                                                        -----   -----   ----
                                                           27      33     16
                                                        -----   -----   ----
  Paid related to:
    Current year......................................     (2)     (2)    (1)
    Prior years.......................................    (24)    (22)   (13)
                                                        -----   -----   ----
                                                          (26)    (24)   (14)
                                                        -----   -----   ----
  Net balance at December 31,.........................    149     148    139
    Add: Reinsurance recoverables.....................    463     403    373
                                                        -----   -----   ----
  Balance at December 31,.............................  $ 612   $ 551   $512
                                                        =====   =====   ====



     Claims and claim adjustment expenses associated with prior periods decreased by $5 million for the year ended December 31, 2007, increased by $4 million for the year ended December 31, 2006, and decreased by $3 million for the year ended December 31, 2005. In all periods presented, the change was due to differences between actual benefit periods and expected benefit periods for LTC and disability contracts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return").

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:

                                                            DECEMBER 31,
                                  ---------------------------------------------------------------
                                               2007                             2006
                                  ------------------------------   ------------------------------
                                      IN THE             AT            IN THE             AT
                                  EVENT OF DEATH   ANNUITIZATION   EVENT OF DEATH   ANNUITIZATION
                                  --------------   -------------   --------------   -------------
                                                           (IN MILLIONS)
  ANNUITY CONTRACTS(1)
  RETURN OF NET DEPOSITS
  Separate account value........     $  11,337             N/A        $   8,213             N/A
  Net amount at risk(2).........     $      33(3)          N/A        $      --(3)          N/A
  Average attained age of
    contractholders.............      62 years             N/A         61 years             N/A
  ANNIVERSARY CONTRACT VALUE OR
    MINIMUM RETURN
  Separate account value........     $  41,515       $  16,143        $  44,036       $  13,179
  Net amount at risk(2).........     $   1,692(3)    $     245(4)     $   1,422(3)    $      30(4)
  Average attained age of
    contractholders.............      56 years        61 years         58 years        60 years



                                                              DECEMBER 31,
                                                        -----------------------
                                                           2007         2006
                                                        ----------   ----------
                                                         SECONDARY    SECONDARY
                                                        GUARANTEES   GUARANTEES
                                                        ----------   ----------
                                                             (IN MILLIONS)
  UNIVERSAL AND VARIABLE LIFE CONTRACTS(1)
  Account value (general and separate account)........   $   2,797    $   3,262
  Net amount at risk(2)...............................   $  38,621(3) $  48,630(3)
  Average attained age of policyholders...............    57 years     57 years


--------

(1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

(2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

(3) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

(4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:

                                                                      UNIVERSAL AND
                                                                      VARIABLE LIFE
                                              ANNUITY CONTRACTS         CONTRACTS
                                         --------------------------   -------------
                                         GUARANTEED     GUARANTEED
                                            DEATH     ANNUITIZATION     SECONDARY
                                          BENEFITS       BENEFITS       GUARANTEES    TOTAL
                                         ----------   -------------   -------------   -----
                                                            (IN MILLIONS)
  Balance at January 1, 2005...........      $--           $--             $--         $--
  Incurred guaranteed benefits.........        3            --               9          12
  Paid guaranteed benefits.............       --            --              --          --
                                             ---           ---             ---         ---
  Balance at December 31, 2005.........        3            --               9          12
  Incurred guaranteed benefits.........       --            --              22          22
  Paid guaranteed benefits.............       (3)           --              --          (3)
                                             ---           ---             ---         ---
  Balance at December 31, 2006.........       --            --              31          31
  Incurred guaranteed benefits.........        6            28              34          68
  Paid guaranteed benefits.............       (4)           --              --          (4)
                                             ---           ---             ---         ---
  Balance at December 31, 2007.........      $ 2           $28             $65         $95
                                             ===           ===             ===         ===



     Excluded from the table above are guaranteed death and annuitization benefit liabilities on the Company's annuity contracts of $45 million, $38 million and $28 million at December 31, 2007, 2006 and 2005, respectively, which were reinsured 100% to an affiliate and had corresponding recoverables from affiliated reinsurers related to such guarantee liabilities.

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                             DECEMBER 31,
                                                          -----------------
                                                            2007      2006
                                                          -------   -------
                                                            (IN MILLIONS)
  Mutual Fund Groupings
    Equity..............................................  $40,608   $37,992
    Bond................................................    2,307     2,831
    Balanced............................................    4,422     2,790
    Money Market........................................    1,265       949
    Specialty...........................................      395       460
                                                          -------   -------
      Total.................... ........................  $48,997   $45,022
                                                          =======   =======



9.  REINSURANCE

     The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. The Company has reinsured up to 90% of the mortality risk for all new individual life insurance policies. This practice was initiated by the Company for different products starting at various points in time between 1997 and 2004. On a case by case basis, the Company may retain up to $5 million per life on single life individual policies and reinsure 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


programs routinely and may increase or decrease its retention at any time. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

     In addition to reinsuring mortality risk as described previously, the Company reinsures other risks, as well as specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     MICC's workers' compensation business is reinsured through a 100% quota-share agreement with The Travelers Indemnity Company, an insurance subsidiary of The Travelers Companies, Inc.

     Effective July 1, 2000, MetLife Insurance Company of Connecticut reinsured 90% of its individual LTC insurance business with Genworth Life Insurance Company and its subsidiary ("GLIC"), in the form of indemnity reinsurance agreements. In accordance with the terms of the reinsurance agreements, GLIC will effect assumption and novation of the reinsured contracts, to the extent permitted by law, by July 31, 2008.

     The Company reinsures the new production of fixed annuities and the riders containing benefit guarantees related to variable annuities to affiliated and non-affiliated reinsurers.

     The Company reinsures its business through a diversified group of reinsurers. No single unaffiliated reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contracts. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                        YEARS ENDED DECEMBER
                                                                31,
                                                       ---------------------
                                                        2007    2006    2005
                                                       -----   -----   -----
                                                           (IN MILLIONS)
  Direct premiums....................................  $ 654   $ 599   $ 413
  Reinsurance assumed................................     17      21      38
  Reinsurance ceded..................................   (318)   (312)   (170)
                                                       -----   -----   -----
  Net premiums.......................................  $ 353   $ 308   $ 281
                                                       =====   =====   =====
  Reinsurance recoverables netted against policyholder
    benefits and claims..............................  $ 671   $ 635   $ 560
                                                       =====   =====   =====



     Reinsurance recoverables, included in premiums and other receivables, were $4.9 billion and $4.6 billion at December 31, 2007 and 2006, respectively, including $3.4 billion and $3.0 billion at December 31, 2007 and 2006, respectively, relating to reinsurance on the run-off LTC business and $1.2 billion and $1.3 billion at December 31, 2007 and 2006, respectively, relating to reinsurance on the run-off of workers' compensation business. Reinsurance and ceded commissions payables, included in other liabilities, were $128 million and $99 million at December 31, 2007 and 2006, respectively.

     The Company has reinsurance agreements with MetLife and certain of its subsidiaries, including MLIC, Reinsurance Group of America, Incorporated, MetLife Reinsurance Company of South Carolina ("MRSC"), Exeter Reassurance Company, Ltd. ("Exeter"), General American Life Insurance Company ("GALIC"), Mitsui Sumitomo MetLife Insurance Co., Ltd. and MetLife Reinsurance Company of Vermont ("MRV"). At December 31, 2007, the Company had reinsurance-related assets and liabilities from these agreements totaling $3.4 billion and $1.7 billion,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


respectively. At December 31, 2006, comparable assets and liabilities were $2.8 billion and $1.2 billion, respectively.

     The following table reflects related party reinsurance information:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                       ----------------------
                                                       2007     2006     2005
                                                       ----     ----     ----
                                                            (IN MILLIONS)
  Assumed premiums...................................  $ 17     $ 21     $ 38
  Assumed fees, included in universal life and
    investment-type product policy fees..............  $119     $ 65     $194
  Assumed fees, included in net investment gains
    (losses).........................................  $ --     $ --     $  6
  Assumed benefits, included in policyholder benefits
    and claims.......................................  $ 18     $ 11     $ 32
  Assumed benefits, included in interest credited to
    policyholder account balances....................  $ 53     $ 49     $ 42
  Assumed acquisition costs, included in other
    expenses.........................................  $ 39     $ 58     $111
  Ceded premiums.....................................  $ 32     $ 21     $ 12
  Ceded fees, included in universal life and
    investment-type product policy fees..............  $216     $130     $ 93
  Interest earned on ceded reinsurance, included in
    other revenues...................................  $ 85     $ 68     $ 55
  Ceded benefits, included in policyholder benefits and
    claims...........................................  $ 95     $ 86     $ 92
  Interest costs on ceded reinsurance, included in
    other expenses...................................  $ 33     $ 77     $182


     The Company has assumed risks related to guaranteed minimum benefit riders from an affiliated joint venture under a reinsurance contract. Such guaranteed minimum benefit riders are embedded derivatives and are included within net investment gains (losses). The assumed amounts were $(113) million, $57 million and $28 million for the years ended December 31, 2007, 2006 and 2005, respectively. These risks have been retroceded in full to another affiliate under a retrocessional agreement resulting in no net impact on net investment gains (losses).

     The Company has also ceded risks related to guaranteed minimum benefit riders written by the Company to another affiliate. The guaranteed minimum benefit riders directly written by the Company are embedded derivatives and changes in their fair value are included within net investment gains (losses). The ceded reinsurance also contain embedded derivatives and changes in their fair value are also included within net investment gains (losses). The ceded amounts were $276 million, $(31) million and $5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     Effective December 20, 2007, MLI-USA recaptured two ceded blocks of business (the "Recaptured Business") from Exeter. The Recaptured Business consisted of two blocks of universal life secondary guarantee risk, one assumed from GALIC, and the other written by MLI-USA. As a result of the recapture, MLI-USA received $258 million of assets from Exeter, reduced receivables from affiliates, included in premiums and other receivables, by $112 million and reduced other assets by $124 million. The recapture resulted in a pre-tax gain of $22 million. Concurrent with the recapture, the same business was ceded to MRV. The cession does not transfer risk to MRV and is therefore accounted for under the deposit method. MLI-USA transferred $258 million of assets to MRV as a result of this cession, and recorded a receivable from affiliates, included in premiums and other receivables, of $258 million.

     Effective December 31, 2007, MLI-USA entered into a reinsurance agreement to cede two blocks of business to MRV, on a 90% coinsurance funds withheld basis. This agreement covered certain term and certain universal life policies issued in 2007 and to be issued during 2008 by MLI-USA. This agreement transfers risk to MRV and, therefore, is accounted for as reinsurance. As a result of the agreement, DAC decreased $136 million, affiliated

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


reinsurance recoverables, included in premiums and other receivables, increased $326 million, MLI-USA recorded a funds withheld liability for $223 million, included in other liabilities, and unearned revenue, included in other policyholder funds, was reduced by $33 million.

     On December 1, 2006, the Company acquired a block of structured settlement business from Texas Life Insurance Company ("Texas Life"), a wholly-owned subsidiary of MetLife, through an assumptive reinsurance agreement. This transaction increased future policy benefits of the Company by $1.3 billion and decreased deferred income tax liabilities by $142 million at December 31, 2006. During the year ended December 31, 2007, the receivable from Texas Life related to premiums and other considerations of $1.2 billion held at December 31, 2006 was settled with $901 million of cash and $304 million of fixed maturity securities.

     Effective January 1, 2005, MLI-USA entered into a reinsurance agreement to assume an in-force block of business from GALIC. This agreement covered certain term and universal life policies issued by GALIC on and after January 1, 2000 through December 31, 2004. This agreement also covered certain term and universal life policies issued on or after January 1, 2005. MLI-USA paid and deferred 100% of a ceding commission to GALIC of $386 million resulting in no gain or loss on the transfer of the in-force business as of January 1, 2005.

10.  LONG-TERM DEBT -- AFFILIATED

     Long-term debt outstanding is as follows:

                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2007   2006
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)
Surplus notes, interest rate 7.349%, due 2035.....................  $400   $400
Surplus notes, interest rate LIBOR plus 1.15%, maturity date
  2009............................................................   200     --
Surplus notes, interest rate 5%, due upon request.................    25     25
Surplus notes, interest rate LIBOR plus 0.75%, due upon request...    10     10
                                                                    ----   ----
Total long-term debt -- affiliated................................  $635   $435
                                                                    ====   ====



     MetLife Credit Corp., an affiliate, is the holder of a surplus note issued by the Company during the fourth quarter of 2007 in the amount of $200 million at December 31, 2007.

     MetLife is the holder of a surplus note issued by MLI-USA in the amount of $400 million at December 31, 2007 and 2006.

     MLIG is the holder of two surplus notes issued by MLI-USA in the amounts of $25 million and $10 million at both December 31, 2007 and 2006. These surplus notes may be redeemed, in whole or in part, at the election of the Company at any time, subject to the prior approval of the insurance department of the state of domicile.

     Payments of interest and principal on these surplus notes may be made only with the prior approval of the insurance department of the state of domicile.

     The aggregate maturities of long-term debt as of December 31, 2007 are $200 million in 2009, $400 million in 2035, and $35 million payable upon request and regulatory approval.

     Interest expense related to the Company's indebtedness, included in other expenses, was $33 million, $31 million and $25 million for the years ended December 31, 2007, 2006 and 2005, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

11.  INCOME TAXES

     The provision for income tax from continuing operations is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   ----
                                                       2007            2006       2005
                                                  -------------   -------------   ----
                                                                  (IN MILLIONS)
  Current:
    Federal.....................................       $  9            $ 18       $ (3)
    State and local.............................          4              --         (2)
    Foreign.....................................          1              --         --
                                                       ----            ----       ----
      Subtotal..................................         14              18         (5)
                                                       ----            ----       ----
  Deferred:
    Federal.....................................       $306            $212       $162
    State and local.............................         --              (2)        (1)
    Foreign.....................................        (17)             --         --
                                                       ----            ----       ----
      Subtotal..................................        289             210        161
                                                       ----            ----       ----
  Provision for income tax......................       $303            $228       $156
                                                       ====            ====       ====



     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   ----
                                                       2007            2006       2005
                                                  -------------   -------------   ----
                                                                  (IN MILLIONS)
  Tax provision at U.S. statutory rate..........       $365            $288       $191
  Tax effect of:
    Tax-exempt investment income................        (65)            (62)       (27)
    Prior year tax..............................          9              (9)        (9)
    Foreign tax rate differential and change in
      valuation allowance.......................         (7)             12         --
    State tax, net of federal benefit...........          3              --          2
    Other, net..................................         (2)             (1)        (1)
                                                       ----            ----       ----
  Provision for income tax......................       $303            $228       $156
                                                       ====            ====       ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                               DECEMBER 31,
                                                         -----------------------
                                                         (AS RESTATED,
                                                          SEE NOTE 20)
                                                         -------------   -------
                                                              2007         2006
                                                         -------------   -------
                                                              (IN MILLIONS)
  Deferred income tax assets:
    Benefit, reinsurance and other reserves............     $ 1,929      $ 2,238
    Net unrealized investment losses...................         195          171
    Capital loss carryforwards.........................         150          155
    Investments........................................          54           63
    Net operating loss carryforwards...................          42           10
    Tax credits........................................          20           --
    Operating lease reserves...........................          13           13
    Employee benefits..................................          --            3
    Litigation-related.................................          --            1
    Other..............................................          13           20
                                                            -------      -------
                                                              2,416        2,674
    Less: Valuation allowance..........................          --            4
                                                            -------      -------
                                                              2,416        2,670
                                                            -------      -------
  Deferred income tax liabilities:
    DAC and VOBA.......................................      (1,570)      (1,663)
                                                            -------      -------
                                                             (1,570)      (1,663)
                                                            -------      -------
  Net deferred income tax asset........................     $   846      $ 1,007
                                                            =======      =======



     Domestic net operating loss carryforwards amount to $29 million at December 31, 2007 and will expire beginning in 2025. Foreign net operating loss carryforwards amount to $113 million at December 31, 2007 with indefinite expiration. Capital loss carryforwards amount to $430 million at December 31, 2007 and will expire beginning in 2010. Tax credit carryforwards amount to $20 million at December 31, 2007.

     The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable. In 2007, the Company recorded a reduction of $4 million to the deferred income tax valuation allowance related to certain foreign net operating loss carryforwards.

     The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as foreign jurisdictions. With a few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2003 and is no longer subject to foreign income tax examinations for the years prior to 2006.

     The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements. The Company reclassified, at adoption, $64 million of deferred income tax liabilities, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility, to the liability

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


for unrecognized tax benefits. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The total amount of unrecognized tax benefits as of January 1, 2007 that would affect the effective tax rate, if recognized, was $5 million. The Company also had less than $1 million of accrued interest, included within other liabilities, as of January 1, 2007. The Company classifies interest accrued related to unrecognized tax benefits in interest expense, while penalties are included within income tax expense.

     As of December 31, 2007, the Company's total amount of unrecognized tax benefits is $53 million and there are no amounts of unrecognized tax benefits that would affect the effective tax rate, if recognized. The total amount of unrecognized tax benefit decreased by $11 million from the date of adoption primarily due to a settlement reached with the Internal Revenue Service ("IRS") with respect to a post-sale purchase price adjustment. As a result of the settlement, an item within the liability for unrecognized tax benefits, in the amount of $6 million, was reclassified to deferred income taxes. The Company does not anticipate any material change in the total amount of unrecognized tax benefits over the ensuing 12 month period.

     A reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2007, is as follows:

                                                            TOTAL UNRECOGNIZED
                                                               TAX BENEFITS
                                                            ------------------
                                                               (IN MILLIONS)
  Balance at January 1, 2007 (date of adoption)...........          $64
  Reductions for tax positions of prior years.............           (2)
  Additions for tax positions of current year.............            5
  Reductions for tax positions of current year............           (8)
  Settlements with tax authorities........................           (6)
                                                                    ---
  Balance at December 31, 2007............................          $53
                                                                    ===



     During the year ended December 31, 2007, the Company recognized $2 million in interest expense associated with the liability for unrecognized tax benefits. As of December 31, 2007, the Company had $3 million of accrued interest associated with the liability for unrecognized tax benefits, an increase of $2 million from the date of adoption.

     On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the Dividends Received Deduction ("DRD") on separate account assets held in connection with variable annuity contracts. Revenue Ruling 2007-61 suspended a revenue ruling issued in August 2007 that would have changed accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the year ended December 31, 2007, the Company recognized an income tax benefit of $64 million related to the separate account DRD.

     The Company will file a consolidated tax return with its includable subsidiaries. Non-includable subsidiaries file either separate individual corporate tax returns or separate consolidated tax returns. Under the tax allocation agreement, the federal income tax will be allocated between the companies on a separate return basis and adjusted for credits and other amounts required by such tax allocation agreement.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

12. CONTINGENCIES, COMMITMENTS AND GUARANTEES

  CONTINGENCIES

  LITIGATION

     The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus, unless stated below, the specific monetary relief sought is not noted.

     Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

     On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. Estimates of possible losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2007.

     The Company has faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to vigorously defend against the claims in all pending matters. Some sales practices claims have been resolved through settlement. Other sales practices claims have been won by dispositive motions or have gone to trial. Most of the current cases seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance, annuities, mutual funds or other products may be commenced in the future.

     Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor or taxpayer. Further, federal, state or industry regulatory or governmental authorities may conduct investigations, serve subpoenas or make other inquiries concerning a wide variety of issues, including the Company's compliance with applicable insurance and other laws and regulations.

     It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. In some of the matters referred to previously, large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's net income or cash flows in particular quarterly or annual periods.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments are as follows:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
  Other Assets:
     Premium tax offset for future undiscounted assessments..   $ 8    $ 9
     Premium tax offsets currently available for paid
       assessments...........................................     1      1
                                                                ---    ---
                                                                $ 9    $10
                                                                ===    ===
  Liability:
    Insolvency assessments...................................   $17    $19
                                                                ===    ===



     Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2007, 2006 and 2005.

COMMITMENTS

  LEASES

     The Company, as lessee, has entered into lease agreements for office space. Future sublease income is projected to be insignificant. Future minimum rental income and minimum gross rental payments relating to these lease agreements are as follows:

                                                                      GROSS
                                                           RENTAL    RENTAL
                                                           INCOME   PAYMENTS
                                                           ------   --------
                                                             (IN MILLIONS)
  2008...................................................    $ 3       $15
  2009...................................................    $ 3       $ 8
  2010...................................................    $ 3       $ 6
  2011...................................................    $ 3       $ 6
  2012...................................................    $ 3       $--
  Thereafter.............................................    $80       $--

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $1.4 billion and $616 million at December 31, 2007 and 2006, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $626 million and $665 million at December 31, 2007 and 2006, respectively.

  COMMITMENTS TO FUND BANK CREDIT FACILITIES AND PRIVATE CORPORATE BOND INVESTMENTS

     The Company commits to lend funds under bank credit facilities and private corporate bond investments. The amounts of these unfunded commitments were $488 million and $173 million at December 31, 2007 and 2006, respectively.

  OTHER COMMITMENTS

     The Company has entered into collateral arrangements with affiliates, which require the transfer of collateral in connection with secured demand notes. At December 31, 2007, the Company had agreed to fund up to $60 million of cash upon the request of an affiliate and had transferred collateral consisting of various securities with a fair market value of $73 million to custody accounts to secure the notes. The counterparties are permitted by contract to sell or repledge this collateral.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, such as in the case of MetLife International Insurance Company, Ltd. ("MLII"), a former affiliate, discussed below, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future.

     The Company has provided a guarantee on behalf of MLII that is triggered if MLII cannot pay claims because of insolvency, liquidation or rehabilitation. During the second quarter of 2007, MLII was sold to a third party. Life insurance coverage in-force, representing the maximum potential obligation under this guarantee, was $434 million and $444 million at December 31, 2007 and 2006, respectively. The Company does not have any collateral related to this guarantee, but has recorded a liability of $1 million that was based on the total account value of the guaranteed policies plus the amounts retained per policy at December 31, 2007. The remainder of the risk was ceded to external reinsurers. The Company did not have a recorded liability related to this guarantee at December 31, 2006.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations that generally require payment of principal outstanding due in exchange for the referenced credit obligation. If a credit event, as defined by the contract, occurs the Company's maximum amount at risk, assuming the value of the referenced credits becomes worthless, was $324 million at December 31, 2007. The credit default swaps expire at various times during the next ten years.

13.  EMPLOYEE BENEFIT PLANS

     Subsequent to the Acquisition, the Company became a participating affiliate in qualified and non-qualified, noncontributory defined benefit pension and other postretirement plans sponsored by MLIC. Employees were credited with prior service recognized by Citigroup, solely (with regard to pension purposes) for the purpose of determining eligibility and vesting under the Metropolitan Life Retirement Plan for United States Employees (the "Plan"), a noncontributory qualified defined benefit pension plan, with respect to benefits earned under the Plan subsequent to the Acquisition Date. Net periodic expense related to these plans was based on the employee population at the beginning of the year. During 2006, the employees of the Company were transferred to MetLife Group, Inc., a wholly-owned subsidiary of MetLife ("MetLife Group"), therefore no pension expense was allocated to the Company for the year ended December 31, 2007. Pension expense of $8 million related to the MLIC plans was allocated to the Company for the year ended December 31, 2006. There were no expenses allocated to the Company for the six months ended December 31, 2005.

14.  EQUITY

  COMMON STOCK

     The Company has 40,000,000 authorized shares of common stock, 34,595,317 shares of which are outstanding as of December 31, 2007. Of such outstanding shares, 30,000,000 shares are owned directly by MetLife, Inc. and the remaining shares are owned by MLIG.

  CAPITAL CONTRIBUTIONS

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA, and the associated deferred income tax liability, which is more fully described in Note 8.

     See also Note 3 for information related to the change in the reporting entity.

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. MetLife Insurance Company of Connecticut and MLI-USA each exceeded the minimum RBC requirements for all periods presented herein.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in 2001. Codification was intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Connecticut Insurance Department and the Delaware Department of Insurance have adopted Codification with certain modifications for the preparation of statutory financial statements of insurance companies domiciled in Connecticut and Delaware, respectively. Modifications by the various state insurance departments may impact the effect of Codification on the statutory capital and surplus of MetLife Insurance Company of Connecticut and MLI-USA.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year.

     Further, statutory accounting principles do not give recognition to purchase accounting adjustments made as a result of the Acquisition.

     Statutory net income of MetLife Insurance Company of Connecticut, a Connecticut domiciled insurer, was $1.1 billion, $856 million and $1.0 billion for the years ended December 31, 2007, 2006 and 2005, respectively. Statutory capital and surplus, as filed with the Connecticut Insurance Department, was $4.2 billion and $4.1 billion at December 31, 2007 and 2006, respectively. Due to the merger of MLAC with and into MetLife Insurance Company of Connecticut, the 2006 statutory net income balance was adjusted.

     Statutory net loss of MLI-USA, a Delaware domiciled insurer, was $1.1 billion, $116 million and $227 million for the years ended December 31, 2007, 2006 and 2005, respectively. Statutory capital and surplus, as filed with the Delaware Insurance Department, was $584 million and $575 million at December 31, 2007 and 2006, respectively.

  DIVIDEND RESTRICTIONS

     Under Connecticut State Insurance Law, MetLife Insurance Company of Connecticut is permitted, without prior insurance regulatory clearance, to pay shareholder dividends to its parent as long as the amount of such dividends, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year. MetLife Insurance Company of Connecticut will be permitted to pay a cash dividend in excess of the greater of such two amounts only if it files notice of its declaration of such a dividend and the amount thereof with the Connecticut Commissioner of Insurance ("Connecticut Commissioner") and the Connecticut Commissioner does not disapprove the payment within 30 days after notice. In addition, any dividend that exceeds earned surplus (unassigned funds, reduced by 25% of unrealized appreciation in value or revaluation of assets or unrealized profits on investments) as of the last filed annual statutory statement requires insurance regulatory approval. Under Connecticut State Insurance Law, the Connecticut Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its shareholders. The Connecticut State Insurance Law requires prior approval for any dividends for a period of two years following a change in control. As a result of the Acquisition on July 1, 2005, under Connecticut State Insurance Law, all dividend payments by MetLife Insurance Company of Connecticut through June 30, 2007 required prior approval of the Connecticut Commissioner. In the third quarter of 2006, after receiving regulatory approval from the Connecticut Commissioner, MetLife Insurance Company of Connecticut paid a $917 million dividend. Of that amount,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


$259 million was a return of capital. In the fourth quarter of 2007, MetLife Insurance Company of Connecticut paid a dividend of $690 million. Of that amount, $404 million was a return of capital as approved by the insurance regulator. During 2008, MetLife Insurance Company of Connecticut is permitted to pay, without regulatory approval, a dividend of $1,026 million.

     Under Delaware State Insurance Law, MLI-USA is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to its parent as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or
(ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). MLI-USA will be permitted to pay a cash dividend to MetLife Insurance Company of Connecticut in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance ("Delaware Commissioner") and the Delaware Commissioner does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as unassigned funds) as of the last filed annual statutory statement requires insurance regulatory approval. Under Delaware State Insurance Law, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. MLI-USA did not pay dividends for the years ended December 31, 2007 and 2006. Because MLI-USA's statutory unassigned funds surplus is negative, MLI-USA cannot pay any dividends without prior approval of the Delaware Commissioner in 2008.

OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2007, 2006 and 2005 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                          YEARS ENDED DECEMBER 31,
                                                  ---------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   -------
                                                       2007            2006         2005
                                                  -------------   -------------   -------
                                                                  (IN MILLIONS)
  Holding gains (losses) on investments arising
    during the year.............................      $(358)          $(434)      $(1,148)
  Income tax effect of holding gains (losses)...        122             147           402
  Reclassification adjustments:
    Recognized holding (gains) losses included
       in current year income...................        260             487           295
    Amortization of premiums and accretion of
       discounts associated with investments....         --              60            96
    Income tax effect...........................        (88)           (186)         (137)
  Allocation of holding gains on investments
    relating to other policyholder amounts......         27              42            71
  Income tax effect of allocation of holding
    gains to other policyholder amounts.........        (10)            (14)          (25)
                                                      -----           -----       -------
  Net unrealized investment gains (losses)......        (47)            102          (446)
                                                      -----           -----       -------
  Foreign currency translation adjustment.......         12              (2)            2
                                                      -----           -----       -------
  Other comprehensive income (loss).............      $ (35)          $ 100       $  (444)
                                                      =====           =====       =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

15.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                      ------------------------------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
                                                      -------------   ------   -----
                                                           2007        2006     2005
                                                      -------------   ------   -----
                                                               (IN MILLIONS)
  Compensation......................................      $  125      $  134   $ 106
  Commissions.......................................         633         712     931
  Interest and debt issue costs.....................          35          31      25
  Amortization of DAC and VOBA......................         740         488     288
  Capitalization of DAC.............................        (682)       (721)   (886)
  Rent, net of sublease income......................           5          11       7
  Minority interest.................................          --          26       1
  Insurance tax.....................................          44          42      10
  Other.............................................         546         450     196
                                                          ------      ------   -----
    Total other expenses............................      $1,446      $1,173   $ 678
                                                          ======      ======   =====



     See Notes 9, 10 and 19 for discussion of affiliated expenses included in the table above.

16.  BUSINESS SEGMENT INFORMATION

     The Company has two operating segments, Individual and Institutional, as well as Corporate & Other. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements.

     Individual offers a wide variety of protection and asset accumulation products, including life insurance, annuities and mutual funds. Institutional offers a broad range of group insurance and retirement & savings products and services, including group life insurance and other insurance products and services. Corporate & Other contains the excess capital not allocated to the business segments, various start-up entities and run-off business, the Company's ancillary international operations, interest expense related to the majority of the Company's outstanding debt, expenses associated with certain legal proceedings and the elimination of intersegment transactions.

     Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in MetLife's businesses. As a part of the economic capital process, a portion of net investment income is credited to the segments based on the level of allocated equity.

     Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2007, 2006 and 2005. The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany sales, which are eliminated in consolidation. Subsequent to the Acquisition Date, the Company allocates equity to each segment based upon the economic capital model used by MetLife that allows MetLife and the Company to effectively manage their capital. The Company evaluates the performance of each segment based upon net income excluding net investment gains (losses), net of income tax, and adjustments related to net investment gains (losses), net of income tax.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

FOR THE YEAR ENDED                                                         CORPORATE &
DECEMBER 31, 2007                             INDIVIDUAL   INSTITUTIONAL      OTHER        TOTAL
------------------                            ----------   -------------   -----------   --------
                                                           (AS RESTATED, SEE NOTE 20)
                                                                 (IN MILLIONS)
STATEMENT OF INCOME:
Premiums....................................    $   295       $    34        $    24     $    353
Universal life and investment-type product
  policy fees...............................      1,370            39              2        1,411
Net investment income.......................      1,090         1,510            293        2,893
Other revenues..............................        237            14             --          251
Net investment gains (losses)...............        116          (263)             5         (142)
Policyholder benefits and claims............        479           466             33          978
Interest credited to policyholder account
  balances..................................        661           638             --        1,299
Other expenses..............................      1,329            50             67        1,446
                                                -------       -------        -------     --------
Income from continuing operations before
  provision for income tax..................        639           180            224        1,043
Provision for income tax....................        227            60             16          303
                                                -------       -------        -------     --------
Income from continuing operations...........        412           120            208          740
Income from discontinued operations, net of
  income tax................................         --             4             --            4
                                                -------       -------        -------     --------
Net income..................................    $   412       $   124        $   208     $    744
                                                =======       =======        =======     ========
BALANCE SHEET:
Total assets................................    $82,214       $35,154        $11,193     $128,561
DAC and VOBA................................    $ 4,930       $    16        $     2     $  4,948
Goodwill....................................    $   234       $   312        $   407     $    953
Separate account assets.....................    $51,398       $ 2,469        $    --     $ 53,867
Policyholder liabilities....................    $24,122       $26,113        $ 4,933     $ 55,168
Separate account liabilities................    $51,398       $ 2,469        $    --     $ 53,867

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

FOR THE YEAR ENDED                                                         CORPORATE &
DECEMBER 31, 2006                             INDIVIDUAL   INSTITUTIONAL      OTHER        TOTAL
------------------                            ----------   -------------   -----------   --------
                                                                 (IN MILLIONS)
STATEMENT OF INCOME:
Premiums....................................    $   218       $    65        $    25     $    308
Universal life and investment- type product
  policy fees...............................      1,244            24             --        1,268
Net investment income.......................        985         1,449            405        2,839
Other revenues..............................        195            15              2          212
Net investment gains (losses)...............       (194)         (282)           (45)        (521)
Policyholder benefits and claims............        315           450             27          792
Interest credited to policyholder account
  balances..................................        669           647             --        1,316
Other expenses..............................      1,045            16            112        1,173
                                                -------       -------        -------     --------
Income from continuing operations before
  provision for income tax..................        419           158            248          825
Provision for income tax....................        145            55             28          228
                                                -------       -------        -------     --------
Net income..................................    $   274       $   103        $   220     $    597
                                                =======       =======        =======     ========
BALANCE SHEET:
Total assets................................    $76,897       $35,982        $11,208     $124,087
DAC and VOBA................................    $ 4,946       $   165        $    --     $  5,111
Goodwill....................................    $   234       $   312        $   407     $    953
Separate account assets.....................    $47,566       $ 2,501        $    --     $ 50,067
Policyholder liabilities....................    $24,429       $27,391        $ 4,446     $ 56,266
Separate account liabilities................    $47,566       $ 2,501        $    --     $ 50,067



FOR THE YEAR ENDED                                                        CORPORATE &
DECEMBER 31, 2005(1)                         INDIVIDUAL   INSTITUTIONAL      OTHER       TOTAL
--------------------                         ----------   -------------   -----------   ------
                                                               (IN MILLIONS)
STATEMENT OF INCOME:
Premiums...................................     $ 152          $116           $ 13      $  281
Universal life and investment-type product
  policy fees..............................       845            17             --         862
Net investment income......................       530           712            196       1,438
Other revenues.............................       121            10              1         132
Net investment gains (losses)..............      (113)          (87)             2        (198)
Policyholder benefits and claims...........       224           324             22         570
Interest credited to policyholder account
  balances.................................       417           303             --         720
Other expenses.............................       640            30              8         678
                                                -----          ----           ----      ------
Income from continuing operations before
  provision for income tax.................       254           111            182         547
Provision for income tax...................        53            38             65         156
                                                -----          ----           ----      ------
Net income.................................     $ 201          $ 73           $117      $  391
                                                =====          ====           ====      ======



--------

(1) Includes six months of results for MetLife Insurance Company of Connecticut and its subsidiaries and twelve months of results for MLI-USA.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Net investment income and net investment gains (losses) are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

     Revenues derived from any customer did not exceed 10% of consolidated revenues for the years ended December 31, 2007, 2006 and 2005. Substantially all of the Company's revenues originated in the United States.

17.  DISCONTINUED OPERATIONS

     The Company actively manages its real estate portfolio with the objective of maximizing earnings through selective acquisitions and dispositions. Income related to real estate classified as held-for-sale or sold is presented in discontinued operations. These assets are carried at the lower of depreciated cost or fair value less expected disposition costs.

     In the Institutional segment, the Company had net investment income of $1 million, net investment gains of $5 million and income tax of $2 million related to discontinued operations resulting in income from discontinued operations of $4 million, net of income tax, for the year ended December 31, 2007. The Company had $1 million of investment income and $1 million of investment expense resulting in no change to net investment income for the year ended December 31, 2006. The Company did not have investment income or expense related to discontinued operations for the year ended December 31, 2005.

     There was no carrying value of real estate related to discontinued operations at December 31, 2007. The carrying value of real estate related to discontinued operations was $7 million at December 31, 2006.

18.  FAIR VALUE INFORMATION

     The estimated fair value of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. The implementation of SFAS 157 may impact the fair value assumptions and methodologies associated with the valuation of assets and liabilities. See also Note 1 regarding the adoption of SFAS 157.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

Amounts related to the Company's financial instruments are as follows:

DECEMBER 31, 2007                                  NOTIONAL   CARRYING    ESTIMATED
(AS RESTATED, SEE NOTE 20)                          AMOUNT      VALUE    FAIR VALUE
                                                   --------   --------   ----------
                                                             (IN MILLIONS)
Assets:
  Fixed maturity securities......................              $45,671     $45,671
  Equity securities..............................              $   952     $   952
  Mortgage and consumer loans....................              $ 4,404     $ 4,407
  Policy loans...................................              $   913     $   913
  Short-term investments.........................              $ 1,335     $ 1,335
  Cash and cash equivalents......................              $ 1,774     $ 1,774
  Accrued investment income......................              $   637     $   637
  Mortgage loan commitments......................    $626      $    --     $   (11)
  Commitments to fund bank credit facilities and
     private corporate bond investments..........    $488      $    --     $   (31)
Liabilities:
  Policyholder account balances..................              $28,056     $27,651
  Long-term debt -- affiliated...................              $   635     $   609
  Payables for collateral under securities loaned
     and other transactions......................              $10,471     $10,471



                                                   NOTIONAL   CARRYING    ESTIMATED
DECEMBER 31, 2006                                   AMOUNT      VALUE    FAIR VALUE
                                                   --------   --------   ----------
                                                             (IN MILLIONS)
Assets:
  Fixed maturity securities......................              $47,846     $47,846
  Equity securities..............................              $   795     $   795
  Mortgage and consumer loans....................              $ 3,595     $ 3,547
  Policy loans...................................              $   918     $   918
  Short-term investments.........................              $   777     $   777
  Cash and cash equivalents......................              $   649     $   649
  Accrued investment income......................              $   597     $   597
  Mortgage loan commitments......................    $665      $    --     $     1
  Commitments to fund bank credit facilities and
     private corporate bond investments..........    $173      $    --     $    --
Liabilities:
  Policyholder account balances..................              $29,780     $28,028
  Long-term debt -- affiliated...................              $   435     $   425
  Payables for collateral under securities loaned
     and other transactions......................              $ 9,155     $ 9,155

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

  FIXED MATURITY SECURITIES AND EQUITY SECURITIES

     The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include; coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.

  MORTGAGE AND CONSUMER LOANS, MORTGAGE LOAN COMMITMENTS, COMMITMENTS TO FUND BANK CREDIT FACILITIES, AND PRIVATE CORPORATE BOND INVESTMENTS

     Fair values for mortgage and consumer loans are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments, commitments to fund bank credit facilities, and private corporate bond investments the estimated fair value is the net premium or discount of the commitments.

  POLICY LOANS

     The carrying values for policy loans approximate fair value.

  CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying values for cash and cash equivalents and short-term investments approximate fair values due to the short-term maturities of these instruments.

  ACCRUED INVESTMENT INCOME

     The carrying value for accrued investment income approximates fair value.

  POLICYHOLDER ACCOUNT BALANCES

     The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The fair value of policyholder account balances without final contractual maturities are assumed to equal their current net surrender value.

  LONG-TERM DEBT -- AFFILIATED

     The fair values of long-term debt are determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  PAYABLES FOR COLLATERAL UNDER SECURITIES LOANED AND OTHER TRANSACTIONS

     The carrying value for payables for collateral under securities loaned and other transactions approximate fair value.

  DERIVATIVE FINANCIAL INSTRUMENTS

     The fair value of derivative financial instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards, caps, floors, and options are based upon quotations obtained from dealers or other reliable sources. See Note 5 for derivative fair value disclosures.

19.  RELATED PARTY TRANSACTIONS

  SERVICE AGREEMENTS

     The Company has entered into a Master Service Agreement with MLIC, which provides administrative, accounting, legal and similar services to the Company. MLIC charged the Company $170 million, $93 million and $15 million, included in other expenses, for services performed under the Master Service Agreement for the years ended December 31, 2007, 2006 and 2005, respectively.

     The Company has entered into a Service Agreement with MetLife Group, under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $107 million, $154 million and $49 million, included in other expenses, for services performed under the Service Agreement for the years ended December 31, 2007, 2006 and 2005, respectively.

     The Company has entered into various additional agreements with other affiliates for services necessary to conduct its activities. Typical services provided under these additional agreements include management, policy administrative functions and distribution services. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $198 million, $190 million and $48 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     In 2005, the Company entered into Broker-Dealer Wholesale Sales Agreements with several affiliates ("Distributors"), in which the Distributors agree to sell, on the Company's behalf, fixed rate insurance products through authorized retailers. The Company agrees to compensate the Distributors for the sale and servicing of such insurance products in accordance with the terms of the agreements. The Distributors charged the Company $89 million and $65 million, included in other expenses, for the years ended December 31, 2007 and 2006, respectively. The Company did not incur any such expenses for the year ended December 31, 2005.

     The Company had net payables to affiliates of $27 million and $9 million at December 31, 2007 and 2006, respectively, related to the expenses discussed above. These payables exclude affiliated reinsurance expenses discussed in Note 9.

     See Notes 4, 8, 9 and 10 for additional related party transactions.

20.  RESTATEMENT

     The Company identified a miscalculation of the foreign exchange adjustment related to the accrued interest credited liability (included within policyholder account balances) on its foreign denominated issuances under its GIC program. This miscalculation resulted in an overstatement of the foreign currency exchange loss on accrued interest credited payable and an understatement of net income. In addition, the Company recognized that its assessment of the functional currency of its operations in Ireland was not in accordance with the applicable accounting principles. Accordingly, the Company restated its consolidated financial statements for the year ended December 31, 2007 and the quarter ended September 30, 2007 to properly reflect the accrued interest credited

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


liability on its foreign denominated GICs and to properly reflect the functional currency of its operations in Ireland as of the respective date. As a result of the foregoing, the Company's net income for the year ended December 31, 2007 and the quarter ended September 30, 2007 increased by $49 million and $36 million, respectively.

     A summary of the effects of these restatements on the Company's consolidated financial statements is as set forth in the table below. See also
Note 22, Quarterly Results of Operations (Unaudited).

                                                   SEPTEMBER 30, 2007           DECEMBER 31, 2007
                                               --------------------------  --------------------------
                                               AS PREVIOUSLY               AS PREVIOUSLY
                                                  REPORTED    AS RESTATED     REPORTED    AS RESTATED
                                               -------------  -----------  -------------  -----------
                                                                     (IN MILLIONS)
ASSETS:
          Current income tax recoverable.....     $    148      $    133      $     91      $     72
          Deferred income tax assets.........     $  1,050      $  1,049      $    848      $    846
          Total assets.......................     $130,928      $130,912      $128,582      $128,561

LIABILITIES:
          Policyholder account balances......     $ 34,233      $ 34,189      $ 33,871      $ 33,815
          Total liabilities..................     $123,951      $123,907      $121,269      $121,213

STOCKHOLDERS' EQUITY:
          Retained earnings..................     $    645      $    681      $    843      $    892
          Accumulated other comprehensive
            income (loss)....................     $   (473)     $   (481)     $   (335)     $   (349)
          Total stockholders' equity.........     $  6,977      $  7,005      $  7,313      $  7,348
          Total liabilities and stockholders'
            equity...........................     $130,928      $130,912      $128,582      $128,561



                                            FOR THE THREE MONTHS ENDED        FOR THE YEAR ENDED
                                                SEPTEMBER 30, 2007            DECEMBER 31, 2007
                                           ---------------------------   ---------------------------
                                           AS PREVIOUSLY                 AS PREVIOUSLY
                                              REPORTED     AS RESTATED      REPORTED     AS RESTATED
                                           -------------   -----------   -------------   -----------
                                                                  (IN MILLIONS)
REVENUES:
  Net investment gains (losses)..........      $  (90)        $  (48)        $ (198)        $ (142)
  Total revenues.........................      $1,136         $1,178         $4,710         $4,766

EXPENSES:
  Interest credited to policyholder
     account balances....................      $  327         $  325         $1,304         $1,299
  Other expenses.........................      $  327         $  319         $1,455         $1,446
  Total expenses.........................      $  910         $  900         $3,737         $3,723

Income from continuing operations before
  provision for income tax...............      $  226         $  278         $  973         $1,043
Provision for income tax.................      $   72         $   88         $  282         $  303
Income from continuing operations........      $  154         $  190         $  691         $  740
Net income...............................      $  154         $  190         $  695         $  744

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                                  FOR THE YEAR ENDED
                                                                  DECEMBER 31, 2007
                                                             ---------------------------
                                                             AS PREVIOUSLY
                                                                REPORTED     AS RESTATED
                                                             -------------   -----------
                                                                    (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income...............................................      $  695         $  744
  Losses from sales of investments and businesses, net.....      $  201         $  145
  Interest credited to policyholder account balances.......      $1,304         $1,299
  Change in income tax payable.............................      $  287         $  308
  Change in other assets...................................      $  690         $  681


21.  SUBSEQUENT EVENT

     In October 2008, the Company received advances totaling $300 million from the Federal Home Loan Bank of Boston, which will be included in debt.

     In April 2008, MICC issued a surplus note with a face amount of $750 million and a discount of $7 million ($743 million) to MetLife Capital Trust X, an affiliate, with an interest rate of 8.595%.

22.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The unaudited quarterly results of operations for 2007 and 2006 are summarized in the table below:

                                                           THREE MONTHS ENDED
                                          ---------------------------------------------------
                                                                  (AS RESTATED, SEE NOTE 20)
                                                                 ----------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                          ---------   --------   -------------   ------------
                                                             (IN MILLIONS)
  2007
  Total revenues........................    $1,097     $1,143        $1,178         $1,348
  Total expenses........................    $  903     $  885        $  900         $1,035
  Income from continuing operations.....    $  152     $  187        $  190         $  211
  Income from discontinued operations,
    net of income tax...................    $    4         --            --         $   --
  Net income............................    $  156     $  187        $  190         $  211



                                                           THREE MONTHS ENDED
                                          ---------------------------------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                          ---------   --------   -------------   ------------
                                                             (IN MILLIONS)
  2006
  Total revenues........................    $1,006     $1,068        $1,057          $975
  Total expenses........................    $  830     $  796        $  770          $885
  Income from continuing operations.....    $  127     $  191        $  207          $ 72
  Income from discontinued operations,
    net of income tax...................        --         --            --            --
  Net income............................    $  127     $  191        $  207          $ 72

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE I

                     CONSOLIDATED SUMMARY OF INVESTMENTS --
                    OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2007
                                  (IN MILLIONS)

                                                                                     AMOUNT AT
                                                      COST OR         ESTIMATED   WHICH SHOWN ON
                                                AMORTIZED COST (1)   FAIR VALUE    BALANCE SHEET
TYPE OF INVESTMENTS                             ------------------   ----------   --------------
Fixed Maturity Securities:
  Bonds:
     U.S. Treasury/agency securities..........        $ 3,976          $ 4,091        $ 4,091
     State and political subdivision
       securities.............................            611              575            575
     Foreign government securities............            635              688            688
     Public utilities.........................          2,546            2,500          2,500
     All other corporate bonds................         19,661           19,242         19,242
  Mortgage-backed and asset-backed
     securities...............................         17,332           17,207         17,207
  Redeemable preferred stock..................          1,503            1,368          1,368
                                                      -------          -------        -------
     Total fixed maturity securities..........         46,264           45,671         45,671
                                                      -------          -------        -------
Equity Securities:
  Common stock:
     Banks, trust and insurance companies.....              1                1              1
     Industrial, miscellaneous and all other..            214              216            216
  Non-redeemable preferred stock..............            777              735            735
                                                      -------          -------        -------
     Total equity securities..................            992              952            952
                                                      -------          -------        -------
Mortgage and consumer loans...................          4,404                           4,404
Policy loans..................................            913                             913
Real estate and real estate joint ventures....            541                             541
Other limited partnership interests...........          1,130                           1,130
Short-term investments........................          1,335                           1,335
Other invested assets.........................          1,445                           1,445
                                                      -------                         -------
       Total investments......................        $57,024                         $56,391
                                                      =======                         =======



--------

(1) Cost or amortized cost for fixed maturity securities and mortgage and consumer loans represents original cost reduced by repayments, net valuation allowances and writedowns from other-than-temporary declines in value and adjusted for amortization of premiums or discounts; for equity securities, cost represents original cost reduced by writedowns from other-than-temporary declines in value; for real estate, cost represents original cost reduced by writedowns and adjusted for valuation allowances and depreciation; cost for real estate joint ventures and other limited partnership interests represents original cost reduced for other-than-temporary impairments or original cost adjusted for equity in earnings and distributions.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  SCHEDULE III

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                        DECEMBER 31, 2007, 2006 AND 2005
                                  (IN MILLIONS)

                                             DAC       FUTURE POLICY     POLICYHOLDER
                                             AND    BENEFITS AND OTHER      ACCOUNT       UNEARNED
SEGMENT                                     VOBA    POLICYHOLDER FUNDS     BALANCES     REVENUE (1)
-------                                    ------   ------------------   ------------   -----------
2007 (As Restated, See Note 20)
Individual...............................  $4,930         $ 4,022           $20,100         $342
Institutional............................      16          12,570            13,543           --
Corporate & Other........................       2           4,761               172            1
                                           ------         -------           -------         ----
                                           $4,948         $21,353           $33,815         $343
                                           ======         =======           =======         ====
2006
Individual...............................  $4,946         $ 3,769           $20,660         $260
Institutional............................     165          12,895            14,496            3
Corporate & Other........................      --           4,503               (57)          --
                                           ------         -------           -------         ----
                                           $5,111         $21,167           $35,099         $263
                                           ======         =======           =======         ====
2005
Individual...............................  $4,753         $ 3,452           $21,403         $141
Institutional............................     161          11,880            16,460            1
Corporate & Other........................      --           4,305               (23)          --
                                           ------         -------           -------         ----
                                           $4,914         $19,637           $37,840         $142
                                           ======         =======           =======         ====



--------

   (1) Amounts are included within the future policy benefits and other policyholder funds column.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           SCHEDULE III -- (CONTINUED)

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                        DECEMBER 31, 2007, 2006 AND 2005
                                  (IN MILLIONS)

                                                                          AMORTIZATION OF
                               PREMIUM         NET        POLICYHOLDER      DAC AND VOBA       OTHER
                             REVENUE AND   INVESTMENT     BENEFITS AND       CHARGED TO      OPERATING   PREMIUMS WRITTEN
SEGMENT                    POLICY CHARGES    INCOME    INTEREST CREDITED   OTHER EXPENSES  EXPENSES (1)  (EXCLUDING LIFE)
-------                    --------------  ----------  -----------------  ---------------  ------------  ----------------
2007 (As Restated,
  See Note 20)
Individual...............      $1,665        $1,090          $1,140             $717           $612             $--
Institutional............          73         1,510           1,104               23             27               7
Corporate & Other........          26           293              33               --             67              25
                               ------        ------          ------             ----           ----             ---
                               $1,764        $2,893          $2,277             $740           $706             $32
                               ======        ======          ======             ====           ====             ===
2006
Individual...............      $1,462        $  985          $  984             $481           $564             $--
Institutional............          89         1,449           1,097                6             10               9
Corporate & Other........          25           405              27                1            111              25
                               ------        ------          ------             ----           ----             ---
                               $1,576        $2,839          $2,108             $488           $685             $34
                               ======        ======          ======             ====           ====             ===
2005 (2)
Individual...............      $  997        $  530          $  641             $287           $353             $--
Institutional............         133           712             627                1             29               9
Corporate & Other........          13           196              22               --              8              13
                               ------        ------          ------             ----           ----             ---
                               $1,143        $1,438          $1,290             $288           $390             $22
                               ======        ======          ======             ====           ====             ===



--------

   (1) Includes other expenses excluding amortization of DAC and VOBA charged to other expenses.

   (2) Includes six months of results for MetLife Insurance Company of Connecticut and twelve months of results for MLI-USA.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE IV

                            CONSOLIDATED REINSURANCE
                        DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                                                       % AMOUNT
                                                                                        ASSUMED
                                      GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   --------   -------   ----------   --------
2007
Life insurance in-force.............    $189,630     $152,943   $13,934     $50,621      27.5%
                                        ========     ========   =======     =======
Insurance premium
Life insurance......................    $    384     $     82   $    17     $   319       5.3%
Accident and health.................         270          236        --          34        --%
                                        --------     --------   -------     -------
  Total insurance premium...........    $    654     $    318   $    17     $   353       4.8%
                                        ========     ========   =======     =======




                                                                                       % AMOUNT
                                                                                        ASSUMED
                                      GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   --------   -------   ----------   --------
2006
Life insurance in-force.............    $153,390     $119,281   $14,374     $48,483      29.6%
                                        ========     ========   =======     =======
Insurance premium
Life insurance......................    $    323     $     72   $    21     $   272       7.7%
Accident and health.................         276          240        --          36        --%
                                        --------     --------   -------     -------
  Total insurance premium...........    $    599     $    312   $    21     $   308       6.8%
                                        ========     ========   =======     =======




                                                                                      % AMOUNT
                                                                                       ASSUMED
                                      GROSS AMOUNT    CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   -------   -------   ----------   --------
2005 (1)
Life insurance in-force.............    $126,362     $93,686   $16,921     $49,597      34.1%
                                        ========     =======   =======     =======
Insurance premium
Life insurance......................    $    269     $    45   $    38     $   262      14.5%
Accident and health.................         144         125        --          19        --%
                                        --------     -------   -------     -------
  Total insurance premium...........    $    413     $   170   $    38     $   281      13.5%
                                        ========     =======   =======     =======



     For the year ended December 31, 2007, reinsurance ceded and assumed included affiliated transactions of $32 million and $17 million, respectively. For the year ended December 31, 2006, both reinsurance ceded and assumed included affiliated transactions of $21 million. For the year ended December 31, 2005, reinsurance ceded and assumed included affiliated transactions of $12 million and $38 million, respectively.

--------

(1) Includes six months of results for MetLife Insurance Company of Connecticut and twelve months of results for MLI-USA.

                    PORTFOLIO ARCHITECT XTRA VARIABLE ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                       SUPPLEMENT DATED NOVEMBER 24, 2008
          TO THE STATEMENT OF ADDITIONAL INFORMATION DATED MAY 1, 2006



1.  COMBINATION OF SEPARATE ACCOUNTS



Effective November 24, 2008, the Company combined MetLife of CT Fund BD III for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.


In connection with the combination of the Former Separate Account with and into the Separate Account, we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR STATEMENT OF ADDITIONAL INFORMATION ("SAI") TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.


If you have any questions, please contact us at 800-842-9368.



2.  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The following paragraph replaces the section on "Independent Registered Public Accounting Firm" in the SAI:

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The financial statements of each of the Subaccounts of the Separate Account and consolidated financial statements and the related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes explanatory paragraphs referring to changes in MetLife Insurance Company of Connecticut and subsidiaries' method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007, and the restatement of the 2007 consolidated financial statements) included in this Statement of Additional Information Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.


3.  COMPANY LOCATION



Effective September 22, 2008, MetLife Insurance Company of Connecticut is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910.



        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
MetLife of CT Separate Account Eleven for Variable Annuities and the Board of Directors of MetLife Insurance Company of Connecticut:

We have audited the accompanying statements of assets and liabilities of MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account") of MetLife Insurance Company of Connecticut (the "Company") comprising each of the individual Subaccounts listed in Appendix A as of December 31, 2007, and the related statements of operations for the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. We have also audited the statements of operations for the periods presented in the year ended December 31, 2007, and the statements of changes in net assets for each of the periods presented in the two years then ended for each of the individual Subaccounts listed in Appendix
B. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in Note 5 for the periods in the two years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Subaccounts constituting the Separate Account of the Company as of December 31, 2007, the results of their operations for the periods presented in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 24, 2008

                                   APPENDIX A

AIM V.I. Mid Cap Core Equity Subaccount (Series II)
AIM V.I. Utilities Subaccount (Series I)
Alger American Leveraged All Cap Subaccount (Class S)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
Credit Suisse Trust Global Small Cap Subaccount
Dreyfus Mid Cap Stock Subaccount (Service Shares)
Dreyfus Socially Responsible Growth Subaccount (Service Shares) Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
DWS VIT Equity 500 Index Subaccount (Class B)
DWS VIT RREEF Real Estate Securities Subaccount (Class B)
DWSI Global Opportunities Subaccount (Class B)
DWSII Balanced Subaccount (Class B)
DWSI Bond Subaccount (Class B)
DWSI Capital Growth Subaccount (Class B)
DWSI Growth & Income Subaccount (Class B)
DWSI Health Care Subaccount (Class B)
DWSII International Subaccount (Class B)
DWSII Strategic Income Subaccount (Class B)
DWSII Blue Chip Subaccount (Class B)
DWSII Conservative Allocation Subaccount (Class B)
DWSII Core Fixed Income Subaccount (Class B)
DWSII Davis Venture Value Subaccount (Class B)
DWSII Dreman High Return Equity Subaccount (Class B)
DWSII Dreman Small Mid Cap Value Subaccount (Class B)
DWSII Global Thematic Subaccount (Class B)
DWSII Government & Agency Securities Subaccount (Class B)
DWSII Growth Allocation Subaccount (Class B)
DWSII High Income Subaccount (Class B)
DWSII International Select Equity Subaccount (Class B)
DWSII Janus Growth & Income Subaccount (Class B)
DWSII Large Cap Value Subaccount (Class B)
DWSII Mid Cap Growth Subaccount (Class B)
DWSII Moderate Allocation Subaccount (Class B)
DWSII Money Market Subaccount (Class B)
DWSII Small Cap Growth Subaccount (Class B)
DWSII Technology Subaccount (Class B)
DWSII Turner Mid Cap Growth Subaccount (Class B)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2) FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Aggressive Growth Subaccount (Class II)
LMPVET Appreciation Subaccount (Class I)
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Social Awareness Subaccount
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Capital Appreciation Subaccount (Class E)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)

                                   APPENDIX A

MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST Oppenheimer Capital Appreciation Subaccount (Class B)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Money Market Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS Total Return Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Total Return Subaccount (Administrative Class)
Pioneer Bond VCT Subaccount (Class II)
Pioneer Cullen Value VCT Subaccount (Class II)
Pioneer Emerging Markets VCT Subaccount (Class II)
Pioneer Equity Income VCT Subaccount (Class II)
Pioneer Fund VCT Subaccount (Class II)
Pioneer Global High Yield VCT Subaccount (Class II)
Pioneer High Yield VCT Subaccount (Class II)
Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II) Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II)
Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II) Pioneer Independence VCT Subaccount (Class II)
Pioneer International Value VCT Subaccount (Class II)
Pioneer Mid Cap Value VCT Subaccount (Class II)
Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II)
Pioneer Real Estate Shares VCT Subaccount (Class II)
Pioneer Small Cap Value VCT Subaccount (Class II)
Pioneer Strategic Income VCT Subaccount (Class II)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)

                                   APPENDIX B

AIM V.I. Capital Appreciation Subaccount (Series II)
Credit Suisse Trust Emerging Markets Subaccount
LMPVPI All Cap Subaccount (Class I)
LMPVPI All Cap Subaccount (Class II)
LMPVPII Growth and Income Subaccount (Class I)
LMPVPI Large Cap Growth Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class II)
LMPVPI Total Return Subaccount (Class II)
Lord Abbett Growth and Income Subaccount (Class VC)
Lord Abbett Mid-Cap Value Subaccount (Class VC)
MIST BlackRock Large-Cap Core Subaccount (Class A)
MIST Pioneer Mid-Cap Value Subaccount (Class A)
MSF Western Asset Management High Yield Bond Subaccount (Class A)
PIMCO VIT Real Return Subaccount (Administrative Class)
Pioneer America Income VCT Subaccount (Class II)
Pioneer Equity Opportunity VCT Subaccount (Class II)
Pioneer Small and Mid Cap Growth VCT Subaccount (Class II)
Pioneer Value VCT Subaccount (Class II)
Putnam VT International Equity Subaccount (Class IB)
Putnam VT Small Cap Value Subaccount (Class IB)

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2007

                              AIM V.I. MID CAP                       ALGER AMERICAN   AMERICAN FUNDS
                                 CORE EQUITY    AIM V.I. UTILITIES  LEVERAGED ALLCAP  GLOBAL GROWTH
                                 SUBACCOUNT         SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
                                 (SERIES II)        (SERIES I)          (CLASS S)        (CLASS 2)
                              ----------------  ------------------  ----------------  --------------
ASSETS:
   Investments at fair value     $2,855,634         $2,730,393         $4,041,927      $24,071,615
                                 ----------         ----------         ----------      -----------
         Total Assets             2,855,634          2,730,393          4,041,927       24,071,615
                                 ----------         ----------         ----------      -----------
LIABILITIES:
   Other payables
      Insurance charges                 427                397                588            3,588
      Administrative fees                35                 34                 50              299
   Due to MetLife Insurance
      Company of Connecticut             --                 --                 --               --
                                 ----------         ----------         ----------      -----------
         Total Liabilities              462                431                638            3,887
                                 ----------         ----------         ----------      -----------
NET ASSETS                       $2,855,172         $2,729,962         $4,041,289      $24,067,728
                                 ==========         ==========         ==========      ===========

   The accompanying notes are an integral part of these financial statements.

                              AMERICAN FUNDS  AMERICAN FUNDS                           DREYFUS
                               GROWTH-INCOME      GROWTH      CREDIT SUISSE TRUST    MIDCAP STOCK
                                SUBACCOUNT      SUBACCOUNT     GLOBAL SMALL CAP       SUBACCOUNT
                                 (CLASS 2)       (CLASS 2)        SUBACCOUNT       (SERVICE SHARES)
                              --------------  --------------  -------------------  ----------------
ASSETS:
   Investments at fair value    $44,988,255     $55,788,573         $684,699          $4,433,720
                                -----------     -----------         --------          ----------
         Total Assets            44,988,255      55,788,573          684,699           4,433,720
                                -----------     -----------         --------          ----------
LIABILITIES:
   Other payables
      Insurance charges               6,805           8,342              103                 661
      Administrative fees               558             693                9                  55
   Due to MetLife Insurance
      Company of Connecticut             --              --               --                  --
                                -----------     -----------         --------          ----------
         Total Liabilities            7,363           9,035              112                 716
                                -----------     -----------         --------          ----------
NET ASSETS                      $44,980,892     $55,779,538         $684,587          $4,433,004
                                ===========     ===========         ========          ==========

   The accompanying notes are an integral part of these financial statements.

                               DREYFUS SOCIALLY     DREYFUS VIF         DREYFUS VIF         DWS VIT
                              RESPONSIBLE GROWTH    APPRECIATION    DEVELOPING LEADERS  EQUITY 500 INDEX
                                  SUBACCOUNT         SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                               (SERVICE SHARES)   (INITIAL SHARES)   (INITIAL SHARES)      (CLASS B)
                              ------------------  ----------------  ------------------  ----------------
ASSETS:
   Investments at fair value       $279,745           $2,400,273         $7,239,029        $5,511,473
                                   --------           ----------         ----------        ----------
         Total Assets               279,745            2,400,273          7,239,029         5,511,473
                                   --------           ----------         ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                  43                  357              1,096               815
      Administrative fees
   Due to MetLife Insurance               3                   30                 90                68
      Company of Connecticut             --                   --                 --                --
                                   --------           ----------         ----------        ----------
         Total Liabilities               46                  387              1,186               883
                                   --------           ----------         ----------        ----------
NET ASSETS                         $279,699           $2,399,886         $7,237,843        $5,510,590
                                   ========           ==========         ==========        ==========

                                 DWS VIT RREEF                DWSI
                              REAL ESTATE SECURITIES  GLOBAL OPPORTUNITIES
                                    SUBACCOUNT              SUBACCOUNT
                                     (CLASS B)               (CLASS B)
                              ----------------------  --------------------
ASSETS:
   Investments at fair value        $5,103,483               $3,807,476
                                    ----------               ----------
      Total Assets                   5,103,483                3,807,476
                                    ----------               ----------
LIABILITIES:
   Other payables
      Insurance charges                    764                      571
      Administrative fees
   Due to MetLife Insurance                 62                       48
      Company of Connecticut                --                       --
                                    ----------               ----------
         Total Liabilities                 826                      619
                                    ----------               ----------
NET ASSETS                          $5,102,657               $3,806,857
                                    ==========               ==========

   The accompanying notes are an integral part of these financial statements.

                                 DWSII       DWSI          DWSI             DWSI
                               BALANCED      BOND     CAPITAL GROWTH  GROWTH & INCOME
                              SUBACCOUNT  SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
                               (CLASS B)   (CLASS B)    (CLASS B)        (CLASS B)
                              ----------  ----------  --------------  ---------------
ASSETS:
   Investments at fair value  $3,697,679   $526,477     $7,944,200       $6,122,033
                              ----------   --------     ----------       ----------
         Total Assets          3,697,679    526,477      7,944,200        6,122,033
                              ----------   --------     ----------       ----------
LIABILITIES:
   Other payables
      Insurance charges              570         77          1,207              987
      Administrative fees             46          7             98               76
   Due to MetLife Insurance
      Company of Connecticut          --         --             --               --
                              ----------   --------     ----------       ----------
         Total Liabilities           616         84          1,305            1,063
                              ----------   --------     ----------       ----------
NET ASSETS                    $3,697,063   $526,393     $7,942,895       $6,120,970
                              ==========   ========     ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                  DWSI          DWSII           DWSII          DWSII             DWSII                 DWSII
                              HEALTH CARE  INTERNATIONAL  STRATEGIC INCOME   BLUE CHIP  CONSERVATIVE ALLOCATION  CORE FIXED INCOME
                               SUBACCOUNT    SUBACCOUNT      SUBACCOUNT     SUBACCOUNT       SUBACCOUNT              SUBACCOUNT
                               (CLASS B)     (CLASS B)       (CLASS B)       (CLASS B)        (CLASS B)              (CLASS B)
                              -----------  -------------  ----------------  ----------  -----------------------  ------------------
ASSETS:
   Investments at fair value   $2,893,172    $5,793,025      $4,714,018     $5,881,372        $11,019,224            $6,718,704
                               ----------    ----------      ----------     ----------        -----------            ----------
         Total Assets           2,893,172     5,793,025       4,714,018      5,881,372         11,019,224             6,718,704
                               ----------    ----------      ----------     ----------        -----------            ----------
LIABILITIES:
   Other payables
      Insurance charges               445           912             726            885              1,652                   993
      Administrative fees              36            72              58             73                136                    83
   Due to MetLife Insurance
      Company of Connecticut           --            --              --             --                 --                    --
                               ----------    ----------      ----------     ----------        -----------            ----------
         Total Liabilities            481           984             784            958              1,788                 1,076
                               ----------    ----------      ----------     ----------        -----------            ----------
NET ASSETS                     $2,892,691    $5,792,041      $4,713,234     $5,880,414        $11,017,436            $6,717,628
                               ==========    ==========      ==========     ==========        ===========            ==========

   The accompanying notes are an integral part of these financial statements.

                                     DWSII            DWSII DREMAN         DWSII DREMAN          DWSII
                              DAVIS VENTURE VALUE  HIGH RETURN EQUITY  SMALL MID CAP VALUE  GLOBAL THEMATIC
                                  SUBACCOUNT           SUBACCOUNT           SUBACCOUNT         SUBACCOUNT
                                   (CLASS B)            (CLASS B)           (CLASS B)          (CLASS B)
                              -------------------  ------------------  -------------------  ---------------
ASSETS:
   Investments at fair value      $10,210,680          $17,533,632          $8,142,916         $4,975,405
                                  -----------          -----------          ----------         ----------
         Total Assets              10,210,680           17,533,632           8,142,916          4,975,405
                                  -----------          -----------          ----------         ----------
LIABILITIES:
   Other payables
      Insurance charges                 1,554                2,556               1,228                755
      Administrative fees                 126                  216                 101                 62
   Due to MetLife Insurance
      Company of Connecticut               --                   --                  --                 --
                                  -----------          -----------          ----------         ----------
         Total Liabilities              1,680                2,772               1,329                817
                                  -----------          -----------          ----------         ----------
NET ASSETS                        $10,209,000          $17,530,860          $8,141,587         $4,974,588
                                  ===========          ===========          ==========         ==========

   The accompanying notes are an integral part of these financial statements.

                                     DWSII
                              GOVERNMENT & AGENCY        DWSII           DWSII
                                   SECURITIES      GROWTH ALLOCATION  HIGH INCOME
                                   SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
                                   (CLASS B)           (CLASS B)       (CLASS B)
                              -------------------  -----------------  -----------
ASSETS:
   Investments at fair value       $1,496,424         $17,863,295      $4,937,779
                                   ----------         -----------      ----------
         Total Assets               1,496,424          17,863,295       4,937,779
                                   ----------         -----------      ----------
LIABILITIES:
   Other payables
      Insurance charges                   228               2,708             742
      Administrative fees                  18                 221              61
   Due to MetLife Insurance
      Company of Connecticut               --                 --               --
                                   ----------         -----------      ----------
         Total Liabilities                246               2,929             803
                                   ----------         -----------      ----------
NET ASSETS                         $1,496,178         $17,860,366      $4,936,976
                                   ==========         ===========      ==========

                              DWSII INTERNATIONAL    DWSII JANUS         DWSII
                                 SELECT EQUITY     GROWTH & INCOME  LARGE CAP VALUE
                                  SUBACCOUNT          SUBACCOUNT       SUBACCOUNT
                                   (CLASS B)          (CLASS B)        (CLASS B)
                              -------------------  ---------------  ---------------
ASSETS:
   Investments at fair value       $6,359,240         $2,243,087       $3,178,408
                                   ----------         ----------       ----------
         Total Assets               6,359,240          2,243,087        3,178,408
                                   ----------         ----------       ----------
LIABILITIES:
   Other payables
      Insurance charges                   987                347              491
      Administrative fees                  79                 28               40
Due to MetLife Insurance
   Company of Connecticut                  --                 --               --
                                   ----------         ----------       ----------
      Total Liabilities                 1,066                375              531
                                   ----------         ----------       ----------
NET ASSETS                         $6,358,174         $2,242,712       $3,177,877
                                   ==========         ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                   DWSII              DWSII            DWSII          DWSII
                              MID CAP GROWTH  MODERATE ALLOCATION  MONEY MARKET  SMALL CAP GROWTH
                                SUBACCOUNT        SUBACCOUNT        SUBACCOUNT      SUBACCOUNT
                                 (CLASS B)         (CLASS B)         (CLASS B)       (CLASS B)
                              --------------  -------------------  ------------  ----------------
ASSETS:
   Investments at fair value    $964,295         $17,240,810        $4,766,123     $3,151,441
                                --------         -----------        ----------     ----------
         Total Assets            964,295          17,240,810         4,766,123      3,151,441
                                --------         -----------        ----------     ----------
LIABILITIES:
   Other payables
      Insurance charges              134               2,615               682            501
      Administrative fees             12                 213                59             39
   Due to MetLife Insurance
      Company of Connecticut          --                  --                --             --
                                --------         -----------        ----------     ----------
         Total Liabilities           146               2,828               741            540
                                --------         -----------        ----------     ----------
NET ASSETS                      $964,149         $17,237,982        $4,765,382     $3,150,901
                                ========         ===========        ==========     ==========

   The accompanying notes are an integral part of these financial statements.

                                              DWSII                             FIDELITY VIP                        FTVIPT FRANKLIN
                                 DWSII    TURNER MID CAP     FIDELITY VIP     DYNAMIC CAPITAL      FIDELITY VIP    RISING DIVIDENDS
                              TECHNOLOGY      GROWTH          CONTRAFUND        APPRECIATION         MID CAP          SECURITIES
                              SUBACCOUNT    SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                               (CLASS B)    (CLASS B)     (SERVICE CLASS 2)  (SERVICE CLASS 2)  (SERVICE CLASS 2)      (CLASS 2)
                              ----------  --------------  -----------------  -----------------  -----------------  ----------------
ASSETS:
   Investments at fair value  $1,543,034    $2,585,960       $25,971,107        $1,484,573        $30,671,393        $13,499,890
         Total Assets         ----------    ----------       -----------        ----------        -----------        -----------
                               1,543,034     2,585,960        25,971,107         1,484,573         30,671,393         13,499,890
LIABILITIES:                  ----------    ----------       -----------        ----------        -----------        -----------
   Other payables
      Insurance charges              228           406             3,868               212              4,463              1,965
      Administrative fees             19            32               322                18                381                168
   Due to MetLife Insurance
      Company of Connecticut          --            --                --                --                 --                 --
                              ----------    ----------       -----------        ----------        -----------        -----------
         Total Liabilities           247           438             4,190               230              4,844              2,133
                              ----------    ----------       -----------        ----------        -----------        -----------
NET ASSETS                    $1,542,787    $2,585,522       $25,966,917        $1,484,343        $30,666,549        $13,497,757
                              ==========    ==========       ===========        ==========        ===========        ===========


   The accompanying notes are an integral part of these financial statements.

                               FTVIPT FRANKLIN    FTVIPT TEMPLETON                          JANUS ASPEN
                                SMALL MID-CAP    DEVELOPING MARKETS   FTVIPT TEMPLETON      GLOBAL LIFE
                              GROWTH SECURITIES      SECURITIES      FOREIGN SECURITIES      SCIENCES
                                  SUBACCOUNT         SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                   (CLASS 2)          (CLASS 2)           (CLASS 2)      (SERVICE SHARES)
                              -----------------  ------------------  ------------------  ----------------
ASSETS:
   Investments at fair value      $7,329,984         $17,565,342         $21,789,963         $305,965
                                  ----------         -----------         -----------         --------
         Total Assets              7,329,984          17,565,342          21,789,963          305,965
                                  ----------         -----------         -----------         --------
LIABILITIES:
   Other payables
      Insurance charges                1,032               2,551               3,201               43
      Administrative fees                 91                 216                 269                4
   Due to MetLife Insurance
      Company of Connecticut              --                  --                  --               --
                                  ----------         -----------         -----------         --------
         Total Liabilities             1,123               2,767               3,470               47
                                  ----------         -----------         -----------         --------
NET ASSETS                        $7,328,861         $17,562,575         $21,786,493         $305,918
                                  ==========         ===========         ===========         ========

   The accompanying notes are an integral part of these financial statements.

                                 JANUS ASPEN        JANUS ASPEN          LMPVET             LMPVET          LMPVET        LMPVET
                              GLOBAL TECHNOLOGY  WORLDWIDE GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH  APPRECIATION  EQUITY INDEX
                                  SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                               (SERVICE SHARES)  (SERVICE SHARES)      (CLASS I)          (CLASS II)       (CLASS I)    (CLASS II)
                              -----------------  ----------------  -----------------  -----------------  ------------  ------------
ASSETS:
   Investments at fair value      $2,856,610         $289,994          $7,205,488         $6,942,448      $1,645,885    $13,109,760
                                  ----------         --------          ----------         ----------      ----------    -----------
         Total Assets              2,856,610          289,994           7,205,488          6,942,448       1,645,885     13,109,760
                                  ----------         --------          ----------         ----------      ----------    -----------
LIABILITIES:
   Other payables
      Insurance charges                  427               43               1,082              1,030             242          1,929
      Administrative fees                 35                4                  90                 86              20            163
   Due to MetLife Insurance
      Company of Connecticut              --               --                  --                 --              --             --
                                  ----------         --------          ----------         ----------      ----------    -----------
         Total Liabilities               462               47               1,172              1,116             262          2,092
                                  ----------         --------          ----------         ----------      ----------    -----------
NET ASSETS                        $2,856,148         $289,947          $7,204,316         $6,941,332      $1,645,623    $13,107,668
                                  ==========         ========          ==========         ==========      ==========    ===========

   The accompanying notes are an integral part of these financial statements.

                                   LMPVET          LMPVET         LMPVET            LMPVET
                              FUNDAMENTAL VALUE   INVESTORS  LARGE CAP GROWTH  SMALL CAP GROWTH
                                  SUBACCOUNT     SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                  (CLASS I)       (CLASS I)      (CLASS I)         (CLASS I)
                              -----------------  ----------  ----------------  ----------------
ASSETS:
   Investments at fair value      $4,590,855     $3,080,115     $2,440,026        $4,921,726
                                  ----------     ----------     ----------        ----------
         Total Assets              4,590,855      3,080,115      2,440,026         4,921,726
                                  ----------     ----------     ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                  669            458            368               736
      Administrative fees                 56             38             30                61
   Due to MetLife Insurance
      Company of Connecticut              --             --             --                --
                                  ----------     ----------     ----------        ----------
         Total Liabilities               725            496            398               797
                                  ----------     ----------     ----------        ----------
NET ASSETS                        $4,590,130     $3,079,619     $2,439,628        $4,920,929
                                  ==========     ==========     ==========        ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                      MIST
                                                      LMPVET           LMPVIT     BATTERYMARCH  MIST BLACKROCK  MIST BLACKROCK
                                   LMPVET       CAPITAL AND INCOME   ADJUSTABLE  MID-CAP STOCK    HIGH YIELD    LARGE-CAP CORE
                              SOCIAL AWARENESS      SUBACCOUNT      RATE INCOME    SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                 SUBACCOUNT         (CLASS II)       SUBACCOUNT    (CLASS A)       (CLASS A)       (CLASS E)
                              ----------------  ------------------  -----------  -------------  --------------  --------------
ASSETS:
   Investments at fair value     $1,016,608         $4,785,578       $2,424,118    $5,296,486     $11,726,776     $4,252,489
                                 ----------         ----------       ----------    ----------     -----------     ----------
         Total Assets             1,016,608          4,785,578        2,424,118     5,296,486      11,726,776      4,252,489
                                 ----------         ----------       ----------    ----------     -----------     ----------
LIABILITIES:
   Other payables
      Insurance charges                 143                679              361           764           1,579            658
      Administrative fees                12                 59               30            66             144             53
   Due to MetLife Insurance
      Company of Connecticut             --              3,867               --            --              --             --
                                 ----------         ----------       ----------    ----------     -----------     ----------
         Total Liabilities              155              4,605              391           830           1,723            711
                                 ----------         ----------       ----------    ----------     -----------     ----------
NET ASSETS                       $1,016,453         $4,780,973       $2,423,727    $5,295,656     $11,725,053     $4,251,778
                                 ==========         ==========       ==========    ==========     ===========     ==========

   The accompanying notes are an integral part of these financial statements.

                                                    MIST
                                MIST DREMAN    HARRIS OAKMARK      MIST          MIST
                              SMALL-CAP VALUE  INTERNATIONAL   JANUS FORTY  LAZARD MID-CAP
                                SUBACCOUNT       SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                 (CLASS A)       (CLASS A)      (CLASS A)     (CLASS B)
                              ---------------  --------------  -----------  --------------
ASSETS:
   Investments at fair value      $499,083       $7,221,372    $10,612,239     $430,006
                                  --------       ----------    -----------     --------
         Total Assets              499,083        7,221,372     10,612,239      430,006
                                  --------       ----------    -----------     --------
LIABILITIES:
   Other payables
      Insurance charges                 72            1,090          1,552           62
      Administrative fees                6               89            132            5
   Due to MetLife Insurance
      Company of Connecticut            --               --             --           --
                                  --------       ----------    -----------     --------
         Total Liabilities              78            1,179          1,684           67
                                  --------       ----------    -----------     --------
NET ASSETS                        $499,005       $7,220,193    $10,610,555     $429,939
                                  ========       ==========    ===========     ========

   The accompanying notes are an integral part of these financial statements.

                                      MIST
                              LEGG MASON PARTNERS  MIST LORD ABBETT   MIST LORD ABBETT
                                 MANAGED ASSETS     BOND DEBENTURE   GROWTH AND INCOME
                                   SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                                   (CLASS A)           (CLASS A)         (CLASS B)
                              -------------------  ----------------  -----------------
ASSETS:
   Investments at fair value       $4,379,421         $3,988,384        $28,512,995
                                   ----------         ----------        -----------
         Total Assets               4,379,421          3,988,384         28,512,995
                                   ----------         ----------        -----------
LIABILITIES:
   Other payables
      Insurance charges                   654                595              3,742
      Administrative fees                  54                 49                354
   Due to MetLife Insurance
      Company of Connecticut               --                 --                 --
                                   ----------         ----------        -----------
         Total Liabilities                708                644              4,096
                                   ----------         ----------        -----------
NET ASSETS                         $4,378,713         $3,987,740        $28,508,899
                                   ==========         ==========        ===========

                              MIST LORD ABBETT      MIST MET/AIM          MIST MET/AIM
                                MID-CAP VALUE   CAPITAL APPRECIATION  CAPITAL APPRECIATION
                                 SUBACCOUNT          SUBACCOUNT            SUBACCOUNT
                                  (CLASS B)           (CLASS A)             (CLASS E)
                              ----------------  --------------------  --------------------
ASSETS:
   Investments at fair value     $12,279,411         $2,899,011            $6,777,774
                                 -----------         ----------            ----------
         Total Assets             12,279,411          2,899,011             6,777,774
                                 -----------         ----------            ----------
LIABILITIES:
   Other payables
      Insurance charges                1,832                428                   973
      Administrative fees                152                 36                    84
   Due to MetLife Insurance
      Company of Connecticut              --                 --                    --
                                 -----------         ----------            ----------
         Total Liabilities             1,984                464                 1,057
                                 -----------         ----------            ----------
NET ASSETS                       $12,277,427         $2,898,547            $6,776,717
                                 ===========         ==========            ==========

   The accompanying notes are an integral part of these financial statements.

                                                     MIST            MIST
                                MIST MET/AIM     MFS EMERGING    MFS RESEARCH     MIST
                              SMALL CAP GROWTH  MARKETS EQUITY  INTERNATIONAL   MFS VALUE
                                 SUBACCOUNT       SUBACCOUNT      SUBACCOUNT   SUBACCOUNT
                                 (CLASS A)         (CLASS A)      (CLASS B)     (CLASS A)
                              ----------------  --------------  -------------  ----------
ASSETS:
   Investments at fair value      $439,458        $6,019,504      $2,036,191   $9,217,868
                                  --------        ----------      ----------   ----------
         Total Assets              439,458         6,019,504       2,036,191    9,217,868
                                  --------        ----------      ----------   ----------
LIABILITIES:
   Other payables
      Insurance charges                 65               875             292        1,374
      Administrative fees                5                75              25          114
   Due to MetLife Insurance
      Company of Connecticut            --                --              --           --
                                  --------        ----------      ----------   ----------
         Total Liabilities              70               950             317        1,488
                                  --------        ----------      ----------   ----------
NET ASSETS                        $439,388        $6,018,554      $2,035,874   $9,216,380
                                  ========        ==========      ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                                    MIST                MIST               MIST
                              NEUBERGER BERMAN       OPPENHEIMER      PIMCO INFLATION      MIST
                                REAL ESTATE     CAPITAL APPRECIATION  PROTECTED BOND   PIONEER FUND
                                 SUBACCOUNT          SUBACCOUNT         SUBACCOUNT      SUBACCOUNT
                                 (CLASS A)            (CLASS B)          (CLASS A)      (CLASS A)
                              ----------------  --------------------  ---------------  ------------
ASSETS:
   Investments at fair value     $12,979,313         $6,810,890         $11,978,775     $1,096,201
                                 -----------         ----------         -----------     ----------
         Total Assets             12,979,313          6,810,890          11,978,775      1,096,201
                                 -----------         ----------         -----------     ----------
LIABILITIES:
   Other payables
      Insurance charges                1,851                979               1,745            156
      Administrative fees                158                 84                 147             13
   Due to MetLife Insurance
      Company of Connecticut              --                 --                  --             --
                                 -----------         ----------         -----------     ----------
         Total Liabilities             2,009              1,063               1,892            169
                                 -----------         ----------         -----------     ----------
NET ASSETS                       $12,977,304         $6,809,827         $11,976,883     $1,096,032
                                 ===========         ==========         ===========     ==========

                                     MIST              MIST
                              PIONEER STRATEGIC   THIRD AVENUE
                                   INCOME        SMALL CAP VALUE
                                 SUBACCOUNT        SUBACCOUNT
                                  (CLASS A)         (CLASS B)
                              -----------------  ---------------
ASSETS:
   Investments at fair value      $9,598,429       $23,373,093
                                  ----------       -----------
         Total Assets              9,598,429        23,373,093
                                  ----------       -----------
LIABILITIES:
   Other payables
      Insurance charges                1,400             3,402
      Administrative fees                118               290
   Due to MetLife Insurance
      Company of Connecticut              --                --
                                  ----------       -----------
         Total Liabilities             1,518             3,692
                                  ----------       -----------
NET ASSETS                        $9,596,911       $23,369,401
                                  ==========       ===========

   The accompanying notes are an integral part of these financial statements.

                                MSF BLACKROCK    MSF BLACKROCK  MSF BLACKROCK       MSF
                              AGGRESSIVE GROWTH   BOND INCOME    MONEY MARKET  FI LARGE CAP
                                  SUBACCOUNT      SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                                  (CLASS D)        (CLASS A)      (CLASS A)      (CLASS A)
                              -----------------  -------------  -------------  ------------
ASSETS:
   Investments at fair value      $5,818,822       $8,452,200    $34,542,169    $4,555,852
                                  ----------       ----------    -----------    ----------
         Total Assets              5,818,822        8,452,200     34,542,169     4,555,852
                                  ----------       ----------    -----------    ----------
LIABILITIES:
   Other payables
      Insurance charges                  834            1,225          5,132           688
      Administrative fees                 72              104            426            57
   Due to MetLife Insurance
      Company of Connecticut              --               --             --            --
                                  ----------       ----------    -----------    ----------
         Total Liabilities               906            1,329          5,558           745
                                  ----------       ----------    -----------    ----------
NET ASSETS                        $5,817,916       $8,450,871    $34,536,611    $4,555,107
                                  ==========       ==========    ===========    ==========

   The accompanying notes are an integral part of these financial statements.

                                                                       MSF METLIFE       MSF METLIFE
                                     MSF             MSF METLIFE       CONSERVATIVE    CONSERVATIVE TO
                              FI VALUE LEADERS  AGGRESSIVE ALLOCATION   ALLOCATION   MODERATE ALLOCATION
                                 SUBACCOUNT           SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                  (CLASS D)           (CLASS B)         (CLASS B)         (CLASS B)
                              ----------------  ---------------------  ------------  -------------------
ASSETS:
   Investments at fair value     $11,078,851          $2,058,480        $2,799,822        $3,940,255
                                 -----------          ----------        ----------        ----------
         Total Assets             11,078,851           2,058,480         2,799,822         3,940,255
                                 -----------          ----------        ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                1,658                 337               447               582
      Administrative fees                137                  25                34                48
   Due to MetLife Insurance
      Company of Connecticut              --                  --                --                --
                                 -----------          ----------        ----------        ----------
         Total Liabilities             1,795                 362               481               630
                                 -----------          ----------        ----------        ----------
NET ASSETS                       $11,077,056          $2,058,118        $2,799,341        $3,939,625
                                 ===========          ==========        ==========        ==========

                                                        MSF METLIFE
                                  MSF METLIFE           MODERATE TO
                              MODERATE ALLOCATION  AGGRESSIVE ALLOCATION
                                   SUBACCOUNT            SUBACCOUNT
                                   (CLASS B)             (CLASS B)
                              -------------------  ---------------------
ASSETS:
   Investments at fair value      $12,646,298          $6,675,290
                                  -----------          ----------
         Total Assets              12,646,298           6,675,290
                                  -----------          ----------
LIABILITIES:
   Other payables
      Insurance charges                 1,952               1,004
      Administrative fees                 157                  82
   Due to MetLife Insurance
      Company of Connecticut               --                  --
                                  -----------          ----------
         Total Liabilities              2,109               1,086
                                  -----------          ----------
NET ASSETS                        $12,644,189          $6,674,204
                                  ===========          ==========

   The accompanying notes are an integral part of these financial statements.

                                                               MSF              MSF
                                 MSF MFS       MSF MFS     OPPENHEIMER     T. ROWE PRICE
                              TOTAL RETURN  TOTAL RETURN  GLOBAL EQUITY   LARGE CAP GROWTH
                               SUBACCOUNT    SUBACCOUNT    SUBACCOUNT        SUBACCOUNT
                               (CLASS B)      (CLASS F)     (CLASS B)        (CLASS B)
                              ------------  ------------  -------------  -----------------
ASSETS:
   Investments at fair value   $5,485,040    $33,331,699   $33,278,095      $2,730,610
                               ----------    -----------   -----------      ----------
         Total Assets           5,485,040     33,331,699    33,278,095       2,730,610
                               ----------    -----------   -----------      ----------
LIABILITIES:
   Other payables
      Insurance charges               850          4,894         4,888             394
      Administrative fees              68            412           412              34
   Due to MetLife Insurance
      Company of Connecticut           --             --            --              --
                               ----------    -----------   -----------      ----------
         Total Liabilities            918          5,306         5,300             428
                               ----------    -----------   -----------      ----------
NET ASSETS                     $5,484,122    $33,326,393   $33,272,795      $2,730,182
                               ==========    ===========   ===========      ==========

   The accompanying notes are an integral part of these financial statements.

                              MSF WESTERN ASSET
                                  MANAGEMENT           PIMCO VIT            PIONEER
                               U.S. GOVERNMENT        TOTAL RETURN         BOND VCT
                                  SUBACCOUNT           SUBACCOUNT         SUBACCOUNT
                                  (CLASS A)      (ADMINISTRATIVE CLASS)   (CLASS II)
                              -----------------  ----------------------  ------------
ASSETS:
   Investments at fair value      $5,929,526           $27,025,149        $9,708,191
                                  ----------           -----------        ----------
         Total Assets              5,929,526            27,025,149         9,708,191
                                  ----------           -----------        ----------
LIABILITIES:
   Other payables
      Insurance charges                  767                 3,960             1,396
      Administrative fees                 73                   332               119
   Due to MetLife Insurance
      Company of Connecticut              --                    --                --
                                  ----------           -----------        ----------
         Total Liabilities               840                 4,292             1,515
                                  ----------           -----------        ----------
NET ASSETS                        $5,928,686           $27,020,857        $9,706,676
                                  ==========           ===========        ==========

                                   PIONEER      PIONEER EMERGING       PIONEER
                              CULLEN VALUE VCT     MARKETS VCT    EQUITY INCOME VCT
                                 SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
                                 (CLASS II)        (CLASS II)         (CLASS II)
                              ----------------  ----------------  -----------------
ASSETS:
   Investments at fair value     $8,261,796        $16,569,716       $12,466,829
                                 ----------        -----------       -----------
         Total Assets             8,261,796         16,569,716        12,466,829
                                 ----------        -----------       -----------
LIABILITIES:
   Other payables
      Insurance charges               1,160              2,383             1,701
      Administrative fees               103                205               155
   Due to MetLife Insurance
      Company of Connecticut             --                 --                --
                                 ----------        -----------       -----------
         Total Liabilities            1,263              2,588             1,856
                                 ----------        -----------       -----------
NET ASSETS                       $8,260,533        $16,567,128       $12,464,973
                                 ==========        ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                                               PIONEER                     PIONEER IBBOTSON
                                 PIONEER       GLOBAL          PIONEER        AGGRESSIVE
                                FUND VCT   HIGH YIELD VCT  HIGH YIELD VCT   ALLOCATION VCT
                               SUBACCOUNT    SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                               (CLASS II)     CLASS II)      (CLASS II)       (CLASS II)
                              -----------  --------------  --------------  ----------------
ASSETS:
   Investments at fair value  $16,553,420    $5,154,571      $13,521,455      $5,526,540
                              -----------    ----------      -----------      ----------
         Total Assets          16,553,420     5,154,571       13,521,455       5,526,540
                              -----------    ----------      -----------      ----------
LIABILITIES:
   Other payables
      Insurance charges             2,454           793            1,908             787
      Administrative fees             206            63              167              68
   Due to MetLife Insurance
      Company of Connecticut           --            --               --              --
                              -----------    ----------      -----------      ----------
         Total Liabilities          2,660           856            2,075             855
                              -----------    ----------      -----------      ----------
NET ASSETS                    $16,550,760    $5,153,715      $13,519,380      $5,525,685
                              ===========    ==========      ===========      ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                                                     PIONEER
                              PIONEER IBBOTSON  PIONEER IBBOTSON                       PIONEER                      OAK RIDGE
                                   GROWTH           MODERATE           PIONEER      INTERNATIONAL  PIONEER MID CAP  LARGE CAP
                               ALLOCATION VCT    ALLOCATION VCT   INDEPENDENCE VCT    VALUE VCT       VALUE VCT     GROWTH VCT
                                 SUBACCOUNT        SUBACCOUNT        SUBACCOUNT       SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                 (CLASS II)        (CLASS II)        (CLASS II)       (CLASS II)     (CLASS II)     (CLASS II)
                              ----------------  ----------------  ----------------  -------------  ---------------  ----------
ASSETS:
   Investments at fair value    $110,661,932       $56,554,705       $2,297,936       $5,797,434     $11,423,418    $6,041,552
                                ------------       -----------       ----------       ----------     -----------    ----------
         Total Assets            110,661,932        56,554,705        2,297,936        5,797,434      11,423,418     6,041,552
                                ------------       -----------       ----------       ----------     -----------    ----------
LIABILITIES:
   Other payables
      Insurance charges               18,852             9,293              340              829           1,595           885
      Administrative fees              1,367               699               28               72             141            75
   Due to MetLife Insurance
      Company of Connecticut              --                --               --               --              --            --
                                ------------       -----------       ----------       ----------     -----------    ----------
         Total Liabilities            20,219             9,992              368              901           1,736           960
                                ------------       -----------       ----------       ----------     -----------    ----------
NET ASSETS                      $110,641,713       $56,544,713       $2,297,568       $5,796,533     $11,421,682    $6,040,592
                                ============       ===========       ==========       ==========     ===========    ==========

   The accompanying notes are an integral part of these financial statements.

                              PIONEER REAL ESTATE  PIONEER SMALL  PIONEER STRATEGIC  VAN KAMPEN LIT
                                  SHARES VCT       CAP VALUE VCT     INCOME VCT         COMSTOCK
                                  SUBACCOUNT         SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                  (CLASS II)         (CLASS II)       (CLASS II)       (CLASS II)
                              -------------------  -------------  -----------------  --------------
ASSETS:
   Investments at fair value       $7,785,868        $6,895,810      $22,425,511       $12,613,255
                                   ----------        ----------      -----------       -----------
         Total Assets               7,785,868         6,895,810       22,425,511        12,613,255
                                   ----------        ----------      -----------       -----------
LIABILITIES:
   Other payables
      Insurance charges                 1,088               979            3,202             1,865
      Administrative fees                  95                85              276               156
   Due to MetLife Insurance
      Company of Connecticut               --                --               --                --
                                   ----------        ----------      -----------       -----------
         Total Liabilities              1,183             1,064            3,478             2,021
                                   ----------        ----------      -----------       -----------
NET ASSETS                         $7,784,685        $6,894,746      $22,422,033       $12,611,234
                                   ==========        ==========      ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                                   VAN KAMPEN
                                 LIT ENTERPRISE
                              SUBACCOUNT (CLASS II)
                              ---------------------
ASSETS:
   Investments at fair value         $189,891
                                     --------
         Total Assets                 189,891
                                     --------
LIABILITIES:
   Other payables
      Insurance charges                    27
      Administrative fees                   2
   Due to MetLife Insurance
      Company of Connecticut               --
                                     --------
         Total Liabilities                 29
                                     --------
NET ASSETS                           $189,862
                                     ========

   The accompanying notes are an integral part of these financial statements.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2007

                                             AIM V.I. MID CAP   AIM V.I.   AIM V.I. CAPITAL   ALGER AMERICAN
                                                CORE EQUITY     UTILITIES    APPRECIATION    LEVERAGED ALLCAP
                                                SUBACCOUNT     SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                                (SERIES II)    (SERIES I)   (SERIES II) (a)      (CLASS S)
                                             ----------------  ----------  ----------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $  1,345       $ 49,273      $       --         $     --
                                                 --------       --------      ----------         --------
EXPENSES:
      Mortality and expense risk
         charges                                   51,418         44,514          33,013           52,511
      Administrative charges                        4,233          3,801           2,823            4,498
                                                 --------       --------      ----------         --------
         Total expenses                            55,651         48,315          35,836           57,009
                                                 --------       --------      ----------         --------
            Net investment income (loss)          (54,306)           958         (35,836)         (57,009)
                                                 --------       --------      ----------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  40,418        127,712              --               --
      Realized gains (losses) on sale of
         investments                               50,016        181,290       1,270,367          139,677
                                                 --------       --------      ----------         --------
            Net realized gains (losses)            90,434        309,002       1,270,367          139,677
                                                 --------       --------      ----------         --------
      Change in unrealized gains (losses)
         on investments                           156,099        104,574        (860,370)         669,548
                                                 --------       --------      ----------         --------
      Net increase (decrease) in net assets
         resulting from operations               $192,227       $414,534      $  374,161         $752,216
                                                 ========       ========      ==========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             AMERICAN FUNDS  AMERICAN FUNDS  AMERICAN FUNDS
                                              GLOBAL GROWTH   GROWTH-INCOME      GROWTH
                                               SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                (CLASS 2)       (CLASS 2)       (CLASS 2)
                                             --------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                $  622,675     $  705,051       $  433,751
                                               ----------     ----------       ----------
EXPENSES:
      Mortality and expense risk
         charges                                  413,178        878,208        1,035,266
      Administrative charges                       34,228         71,925           85,828
                                               ----------     ----------       ----------
         Total expenses                           447,406        950,133        1,121,094
                                               ----------     ----------       ----------
            Net investment income (loss)          175,269       (245,082)        (687,343)
                                               ----------     ----------       ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 934,214      1,569,583        3,895,771
      Realized gains (losses) on sale of
         investments                              680,919      1,016,429        1,761,503
                                               ----------     ----------       ----------
            Net realized gains (losses)         1,615,133      2,586,012        5,657,274
                                               ----------     ----------       ----------
      Change in unrealized gains (losses)
         on investments                           854,120       (842,340)         552,156
                                               ----------     ----------       ----------
      Net increase (decrease) in net assets
         resulting from operations             $2,644,522     $1,498,590       $5,522,087
                                               ==========     ==========       ==========

                                              CREDIT SUISSE                        DREYFUS MIDCAP
                                             TRUST EMERGING  CREDIT SUISSE TRUST        STOCK
                                                 MARKETS       GLOBAL SMALL CAP      SUBACCOUNT
                                             SUBACCOUNT (a)      SUBACCOUNT       (SERVICE SHARES)
                                             --------------  -------------------  ----------------
INVESTMENT INCOME:
      Dividends                               $        --         $     --           $  15,504
                                              -----------         --------           ---------
EXPENSES:
      Mortality and expense risk
         charges                                   27,846           14,625              91,534
      Administrative charges                        2,331            1,197               7,658
                                              -----------         --------           ---------
         Total expenses                            30,177           15,822              99,192
                                              -----------         --------           ---------
            Net investment income (loss)          (30,177)         (15,822)            (83,688)
                                              -----------         --------           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --               --             606,080
      Realized gains (losses) on sale of
         investments                            1,976,912           66,303              (8,117)
                                              -----------         --------           ---------
            Net realized gains (losses)         1,976,912           66,303             597,963
                                              -----------         --------           ---------
      Change in unrealized gains (losses)
         on investments                        (1,764,857)         (96,614)           (513,759)
                                              -----------         --------           ---------
      Net increase (decrease) in net assets
         resulting from operations            $   181,878         $(46,133)          $     516
                                              ===========         ========           =========

   The accompanying notes are an integral part of these financial statements.

                                              DREYFUS SOCIALLY      DREYFUS VIF       DREYFUS VIF          DWS VIT
                                             RESPONSIBLE GROWTH    APPRECIATION    DEVELOPING LEADERS  EQUITY 500 INDEX
                                                 SUBACCOUNT         SUBACCOUNT        SUBACCOUNT          SUBACCOUNT
                                              (SERVICE SHARES)   (INITIAL SHARES)   (INITIAL SHARES)      (CLASS B)
                                             ------------------  ----------------  ------------------  ----------------
INVESTMENT INCOME:
      Dividends                                    $   779           $ 38,516         $    61,518         $ 59,456
                                                   -------           --------         -----------         --------
EXPENSES:
      Mortality and expense risk
         charges                                     5,256             44,024             150,099           94,485
      Administrative charges                           427              3,699              12,336            7,850
                                                   -------           --------         -----------         --------
         Total expenses                              5,683             47,723             162,435          102,335
                                                   -------           --------         -----------         --------
            Net investment income (loss)            (4,904)            (9,207)           (100,917)         (42,879)
                                                   -------           --------         -----------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --                 --           1,075,555               --
      Realized gains (losses) on sale of
         investments                                 9,041             66,377             (73,226)         162,027
                                                   -------           --------         -----------         --------
            Net realized gains (losses)              9,041             66,377           1,002,329          162,027
                                                   -------           --------         -----------         --------
      Change in unrealized gains (losses)
         on investments                             11,045             66,542          (1,967,078)          44,325
                                                   -------           --------         -----------         --------
      Net increase (decrease) in net assets
         resulting from operations                 $15,182           $123,712         $(1,065,666)        $163,473
                                                   =======           ========         ===========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 DWS VIT RREEF                DWSI            DWSII
                                             REAL ESTATE SECURITIES  GLOBAL OPPORTUNITIES   BALANCED
                                                   SUBACCOUNT             SUBACCOUNT       SUBACCOUNT
                                                   (CLASS B)               (CLASS B)        (CLASS B)
                                             ----------------------  --------------------  ----------
INVESTMENT INCOME:
      Dividends                                   $    52,812              $  35,463        $115,799
                                                  -----------              ---------        --------
EXPENSES:
      Mortality and expense risk
         charges                                      111,958                 65,714          72,813
      Administrative charges                            9,186                  5,337           5,843
                                                  -----------              ---------        --------
         Total expenses                               121,144                 71,051          78,656
                                                  -----------              ---------        --------
            Net investment income (loss)              (68,332)               (35,588)         37,143
                                                  -----------              ---------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     910,579                244,883              --
      Realized gains (losses) on sale of
         investments                                  201,550                155,433          65,476
                                                  -----------              ---------        --------
            Net realized gains (losses)             1,112,129                400,316          65,476
                                                  -----------              ---------        --------
      Change in unrealized gains (losses)
         on investments                            (2,174,650)              (143,574)         (6,068)
                                                  -----------              ---------        --------
      Net increase (decrease) in net assets
         resulting from operations                $(1,130,853)             $ 221,154        $ 96,551
                                                  ===========              =========        ========

                                                DWSI          DWSI             DWSI
                                                BOND     CAPITAL GROWTH  GROWTH & INCOME
                                             SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
                                              (CLASS B)     (CLASS B)       (CLASS B)

                                             ----------  --------------  ---------------
INVESTMENT INCOME:
      Dividends                               $ 35,835     $  20,182       $  58,130
                                              --------     ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                 9,821       145,214         129,624
      Administrative charges                       854        11,834           9,980
                                              --------     ---------       ---------
         Total expenses                         10,675       157,048         139,604
                                              --------     ---------       ---------
            Net investment income (loss)        25,160      (136,866)        (81,474)
                                              --------     ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   --            --          91,145
      Realized gains (losses) on sale of
         investments                           (18,577)      227,802         130,451
                                              --------     ---------       ---------
            Net realized gains (losses)        (18,577)      227,802         221,596
                                              --------     ---------       ---------
      Change in unrealized gains (losses)
         on investments                         (7,337)      646,315        (193,561)
                                              --------     ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations            $   (754)    $ 737,251       $ (53,439)
                                              ========     =========       =========

   The accompanying notes are an integral part of these financial statements.

                                                DWSI          DWSII            DWSII          DWSII
                                             HEALTH CARE  INTERNATIONAL  STRATEGIC INCOME   BLUE CHIP
                                             SUBACCOUNT     SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
                                              (CLASS B)     (CLASS B)        (CLASS B)      (CLASS B)
                                             -----------  -------------  ----------------  ----------
INVESTMENT INCOME:
      Dividends                               $     --      $112,675         $291,880       $  41,090
                                              --------      --------         --------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                52,635       107,724           92,930         109,305
      Administrative charges                     4,236         8,472            7,537           9,063
                                              --------      --------         --------       ---------
         Total expenses                         56,871       116,196          100,467         118,368
                                              --------      --------         --------       ---------
            Net investment income (loss)       (56,871)       (3,521)         191,413         (77,278)
                                              --------      --------         --------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions              170,485            --               --         678,183
      Realized gains (losses) on sale of
         investments                            62,968       176,045            7,506         109,032
                                              --------      --------         --------       ---------
            Net realized gains (losses)        233,453       176,045            7,506         787,215
                                              --------      --------         --------       ---------
      Change in unrealized gains (losses)
         on investments                        103,781       448,543          (49,877)       (592,261)
                                              --------      --------         --------       ---------
      Net increase (decrease) in net assets
           resulting from operations          $280,363      $621,067         $149,042       $ 117,676
                                              ========      ========         ========       =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.


                                             DWSII CONSERVATIVE        DWSII               DWSII
                                                 ALLOCATION      CORE FIXED INCOME  DAVIS VENTURE VALUE
                                                 SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                                 (CLASS B)           (CLASS B)           (CLASS B)
                                             ------------------  -----------------  -------------------
INVESTMENT INCOME:
      Dividends                                  $ 227,018           $249,050             $  32,127
                                                 ---------           --------             ---------
EXPENSES:
      Mortality and expense risk
         charges                                   207,619            117,038               186,563
      Administrative charges                        17,132              9,741                15,142
                                                 ---------           --------             ---------
         Total expenses                            224,751            126,779               201,705
                                                 ---------           --------             ---------
            Net investment income (loss)             2,267            122,271              (169,578)
                                                 ---------           --------             ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  306,559                 --               124,347
      Realized gains (losses) on sale of
         investments                                93,163             (1,675)              258,201
                                                 ---------           --------             ---------
            Net realized gains (losses)            399,722             (1,675)              382,548
                                                 ---------           --------             ---------
      Change in unrealized gains (losses)
         on investments                           (108,886)            (7,065)              (15,321)
                                                 ---------           --------             ---------
      Net increase (decrease) in net assets
         resulting from operations               $ 293,103           $113,531             $ 197,649
                                                 =========           ========             =========

                                                                 DWSII DREMAN
                                                DWSII DREMAN     SMALL MID CAP       DWSII
                                             HIGH RETURN EQUITY      VALUE      GLOBAL THEMATIC
                                                 SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                                 (CLASS B)         (CLASS B)       (CLASS B)
                                             ------------------  -------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $   199,182       $    53,504      $  11,450
                                                -----------       -----------      ---------
EXPENSES:
      Mortality and expense risk
         charges                                    334,160           164,026         88,046
      Administrative charges                         28,301            13,584          7,251
                                                -----------       -----------      ---------
         Total expenses                             362,461           177,610         95,297
                                                -----------       -----------      ---------
            Net investment income (loss)           (163,279)         (124,106)       (83,847)
                                                -----------       -----------      ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   157,885         1,283,824        654,590
      Realized gains (losses) on sale of
         investments                                363,967           222,419        171,518
                                                -----------       -----------      ---------
            Net realized gains (losses)             521,852         1,506,243        826,108
                                                -----------       -----------      ---------
      Change in unrealized gains (losses)
         on investments                          (1,081,781)       (1,276,884)      (595,507)
                                                -----------       -----------      ---------
      Net increase (decrease) in net assets
         resulting from operations              $  (723,208)      $   105,253      $ 146,754
                                                ===========       ===========      =========

   The accompanying notes are an integral part of these financial statements.

                                                    DWSII
                                             GOVERNMENT & AGENCY        DWSII           DWSII     DWSII INTERNATIONAL
                                                 SECURITIES       GROWTH ALLOCATION  HIGH INCOME     SELECT EQUITY
                                                 SUBACCOUNT           SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                  (CLASS B)           (CLASS B)       (CLASS B)        (CLASS B)
                                             -------------------  -----------------  -----------  -------------------
INVESTMENT INCOME:
      Dividends                                    $ 75,954           $  364,592      $ 408,130         $120,555
                                                   --------           ----------      ---------         --------
EXPENSES:
      Mortality and expense risk
         charges                                     32,482              341,589         98,619          107,422
      Administrative charges                          2,745               27,862          8,206            8,408
                                                   --------           ----------      ---------         --------
         Total expenses                              35,227              369,451        106,825          115,830
                                                   --------           ----------      ---------         --------
            Net investment income (loss)             40,727               (4,859)       301,305            4,725
                                                   --------           ----------      ---------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --              930,469             --          484,245
      Realized gains (losses) on sale of
         investments                                (21,291)             281,044        (43,617)         229,167
                                                   --------           ----------      ---------         --------
            Net realized gains (losses)             (21,291)           1,211,513        (43,617)         713,412
                                                   --------           ----------      ---------         --------
      Change in unrealized gains (losses)
         on investments                              36,490             (561,650)      (347,996)         (41,110)
                                                   --------           ----------      ---------         --------
      Net increase (decrease) in net assets
         resulting from operations                 $ 55,926           $  645,004      $ (90,308)        $677,027
                                                   ========           ==========      =========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                               DWSII JANUS         DWSII            DWSII
                                             GROWTH & INCOME  LARGE CAP VALUE  MID CAP GROWTH
                                               SUBACCOUNT        SUBACCOUNT      SUBACCOUNT
                                                (CLASS B)        (CLASS B)        (CLASS B)
                                             ---------------  ---------------  --------------
INVESTMENT INCOME:
      Dividends                                 $   4,797        $  37,985        $      --
                                                ---------        ---------        ---------
EXPENSES:
      Mortality and expense risk
         charges                                   43,298           54,768           15,358
      Administrative charges                        3,467            4,386            1,335
                                                ---------        ---------        ---------
         Total expenses                            46,765           59,154           16,693
                                                ---------        ---------        ---------
            Net investment income (loss)          (41,968)         (21,169)         (16,693)
                                                ---------        ---------        ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --          100,919               --
      Realized gains (losses) on sale of
         investments                               99,507           78,336           72,947
                                                ---------        ---------        ---------
            Net realized gains (losses)            99,507          179,255           72,947
                                                ---------        ---------        ---------
      Change in unrealized gains (losses)
         on investments                            35,667          137,069          (10,600)
                                                ---------        ---------        ---------
      Net increase (decrease) in net assets
         resulting from operations              $  93,206        $ 295,155        $  45,654
                                                =========        =========        =========

                                                    DWSII            DWSII            DWSII
                                             MODERATE ALLOCATION  MONEY MARKET  SMALL CAP GROWTH
                                                 SUBACCOUNT        SUBACCOUNT      SUBACCOUNT
                                                  (CLASS B)        (CLASS B)        (CLASS B)
                                             -------------------  ------------  ----------------
INVESTMENT INCOME:
      Dividends                                   $ 390,433         $ 235,473       $      --
                                                  ---------         ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                    324,843            93,444          59,944
      Administrative charges                         26,424             8,034           4,666
                                                  ---------         ---------       ---------
         Total expenses                             351,267           101,478          64,610
                                                  ---------         ---------       ---------
            Net investment income (loss)             39,166           133,995         (64,610)
                                                  ---------         ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   646,027                --              --
      Realized gains (losses) on sale of
         investments                                214,308                --         104,459
                                                  ---------         ---------       ---------
            Net realized gains (losses)             860,335                --         104,459
                                                  ---------         ---------       ---------
      Change in unrealized gains (losses)
         on investments                            (360,839)               --          61,972
                                                  ---------         ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations                $ 538,662         $ 133,995       $ 101,821
                                                  =========         =========       =========

   The accompanying notes are an integral part of these financial statements.

                                                              DWSII                           FIDELITY VIP
                                               DWSII     TURNER MID CAP     FIDELITY VIP     DYNAMIC CAPITAL
                                             TECHNOLOGY      GROWTH          CONTRAFUND       APPRECIATION
                                             SUBACCOUNT    SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                             (CLASS B)      (CLASS B)    (SERVICE CLASS 2)  (SERVICE CLASS 2)
                                             ----------  --------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                               $     --      $     --        $   184,895         $   1,784
                                              --------      --------        -----------         ---------
EXPENSES:
      Mortality and expense risk
         charges                                22,601        43,926            426,787            29,735
      Administrative charges                     1,816         3,447             35,656             2,563
                                              --------      --------        -----------         ---------
         Total expenses                         24,417        47,373            462,443            32,298
                                              --------      --------        -----------         ---------
            Net investment income (loss)       (24,417)      (47,373)          (277,548)          (30,514)
                                              --------      --------        -----------         ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   --       190,548          6,319,085           169,566
      Realized gains (losses) on sale of
         investments                            37,650        61,794            393,163           107,119
                                              --------      --------        -----------         ---------
            Net realized gains (losses)         37,650       252,342          6,712,248           276,685
                                              --------      --------        -----------         ---------
      Change in unrealized gains (losses)
         on investments                         71,963       260,457         (3,121,266)         (154,341)
                                              --------      --------        -----------         ---------
      Net increase (decrease) in net assets
         resulting from operations            $ 85,196      $465,426        $ 3,313,434         $  91,830
                                              ========      ========        ===========         =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                FTVIPT FRANKLIN    FTVIPT FRANKLIN
                                               FIDELITY VIP     RISING DIVIDENDS    SMALL MID-CAP
                                                  MID CAP          SECURITIES     GROWTH SECURITIES
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                             (SERVICE CLASS 2)     (CLASS 2)          (CLASS 2)
                                             -----------------  ----------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $  147,700        $   356,462         $      --
                                                ----------        -----------         ---------
EXPENSES:
      Mortality and expense risk
         charges                                   523,783            261,250           105,188
      Administrative charges                        44,794             22,373             9,099
                                                ----------        -----------         ---------
         Total expenses                            568,577            283,623           114,287
                                                ----------        -----------         ---------
            Net investment income (loss)          (420,877)            72,839          (114,287)
                                                ----------        -----------         ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                2,678,617            218,633           399,100
      Realized gains (losses) on sale of
         investments                               407,638            309,869           157,122
                                                ----------        -----------         ---------
            Net realized gains (losses)          3,086,255            528,502           556,222
                                                ----------        -----------         ---------
      Change in unrealized gains (losses)
         on investments                            973,936         (1,279,780)          (13,503)
                                                ----------        -----------         ---------
      Net increase (decrease) in net assets
         resulting from operations              $3,639,314        $  (678,439)        $ 428,432
                                                ==========        ===========         =========
                                              FTVIPT TEMPLETON                         JANUS ASPEN
                                             DEVELOPING MARKETS   FTVIPT TEMPLETON     GLOBAL LIFE
                                                 SECURITIES      FOREIGN SECURITIES      SCIENCES
                                                 SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                                 (CLASS 2)            (CLASS 2)      (SERVICE SHARES)
                                             ------------------  ------------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $  340,975          $  428,228          $    --
                                                 ----------          ----------          -------
EXPENSES:
      Mortality and expense risk
         charges                                    274,050             382,492            4,353
      Administrative charges                         23,275              32,091              360
                                                 ----------          ----------          -------
         Total expenses                             297,325             414,583            4,713
                                                 ----------          ----------          -------
            Net investment income (loss)             43,650              13,645           (4,713)
                                                 ----------          ----------          -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 1,171,637             976,737               --
      Realized gains (losses) on sale of
         investments                              1,097,532             818,125           14,564
                                                 ----------          ----------          -------
            Net realized gains (losses)           2,269,169           1,794,862           14,564
                                                 ----------          ----------          -------
      Change in unrealized gains (losses)
         on investments                           1,263,051             802,529           32,755
                                                 ----------          ----------          -------
      Net increase (decrease) in net assets
         resulting from operations               $3,575,870          $2,611,036          $42,606
                                                 ==========          ==========          =======

   The accompanying notes are an integral part of these financial statements.

                                                JANUS ASPEN        JANUS ASPEN          LMPVET             LMPVET
                                             GLOBAL TECHNOLOGY  WORLDWIDE GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH
                                                 SUBACCOUNT        SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                              (SERVICE SHARES)  (SERVICE SHARES)    (CLASS I) (b)      (CLASS II) (b)
                                             -----------------  ----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                   $  9,073           $ 1,506          $      --          $      --
                                                  --------           -------          ---------          ---------
EXPENSES:
      Mortality and expense risk
         charges                                    25,208             4,717             96,064             86,905
      Administrative charges                         2,087               394              7,961              7,277
                                                  --------           -------          ---------          ---------
         Total expenses                             27,295             5,111            104,025             94,182
                                                  --------           -------          ---------          ---------
            Net investment income (loss)           (18,222)           (3,605)          (104,025)           (94,182)
                                                  --------           -------          ---------          ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --                --             41,475             39,796
      Realized gains (losses) on sale of
         investments                                19,478             9,782            (13,865)           (10,293)
                                                  --------           -------          ---------          ---------
            Net realized gains (losses)             19,478             9,782             27,610             29,503
                                                  --------           -------          ---------          ---------
      Change in unrealized gains (losses)
         on investments                            230,422            10,593           (293,058)          (287,503)
                                                  --------           -------          ---------          ---------
      Net increase (decrease) in net assets
         resulting from operations                $231,678           $16,770          $(369,473)         $(352,182)
                                                  ========           =======          =========          =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 LMPVET        LMPVET           LMPVET
                                              APPRECIATION  EQUITY INDEX  FUNDAMENTAL VALUE
                                               SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
                                             (CLASS I) (b)   (CLASS II)     (CLASS I) (b)
                                             -------------  ------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $ 17,535      $ 211,924       $  57,471
                                                --------      ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                  20,647        240,413          57,079
      Administrative charges                       1,757         20,294           4,857
                                                --------      ---------       ---------
         Total expenses                           22,404        260,707          61,936
                                                --------      ---------       ---------
            Net investment income (loss)          (4,869)       (48,783)         (4,465)
                                                --------      ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                135,727        612,599         224,186
      Realized gains (losses) on sale of
         investments                               3,552        281,850          (3,203)
                                                --------      ---------       ---------
            Net realized gains (losses)          139,279        894,449         220,983
                                                --------      ---------       ---------
      Change in unrealized gains (losses)
         on investments                          (89,742)      (450,289)       (471,368)
                                                --------      ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations              $ 44,668      $ 395,377       $(254,850)
                                                ========      =========       =========

                                               LMPVET         LMPVET            LMPVET
                                              INVESTORS  LARGE CAP GROWTH  SMALL CAP GROWTH
                                             SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                              (CLASS I)    (CLASS I) (b)       (CLASS I)
                                             ----------  ----------------  ----------------
INVESTMENT INCOME:
      Dividends                               $ 39,313       $  1,036          $     --
                                              --------       --------          --------
EXPENSES:
      Mortality and expense risk
         charges                                57,237         31,224            90,607
      Administrative charges                     4,766          2,579             7,534
                                              --------       --------          --------
         Total expenses                         62,003         33,803            98,141
                                              --------       --------          --------
            Net investment income (loss)       (22,690)       (32,767)          (98,141)
                                              --------       --------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               83,520             --           342,461
      Realized gains (losses) on sale of
         investments                            43,129          2,557            99,374
                                              --------       --------          --------
            Net realized gains (losses)        126,649          2,557           441,835
                                              --------       --------          --------
      Change in unrealized gains (losses)
         on investments                        (40,968)        11,416            42,975
                                              --------       --------          --------
      Net increase (decrease) in net assets
         resulting from operations            $ 62,991       $(18,794)         $386,669
                                              ========       ========          ========

   The accompanying notes are an integral part of these financial statements.

                                                                  LMPVPI          LMPVPI           LMPVPII
                                                  LMPVET          ALL CAP        ALL CAP      GROWTH AND INCOME
                                             SOCIAL AWARENESS   SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                                SUBACCOUNT     (CLASS I) (a)  (CLASS II) (a)    (CLASS I) (a)
                                             ----------------  -------------  --------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $ 13,570        $  13,293       $     91         $     980
                                                 --------        ---------       --------         ---------
EXPENSES:
      Mortality and expense risk
         charges                                   16,636           25,605          1,238             9,370
      Administrative charges                        1,455            2,172            111               793
                                                 --------        ---------       --------         ---------
         Total expenses                            18,091           27,777          1,349            10,163
                                                 --------        ---------       --------         ---------
            Net investment income (loss)           (4,521)         (14,484)        (1,258)           (9,183)
                                                 --------        ---------       --------         ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 157,381          230,450         12,520            70,393
      Realized gains (losses) on sale of
         investments                                4,474          760,038         11,533           278,292
                                                 --------        ---------       --------         ---------
            Net realized gains (losses)           161,855          990,488         24,053           348,685
                                                 --------        ---------       --------         ---------
      Change in unrealized gains (losses)
         on investments                           (74,669)        (760,158)       (11,222)         (267,009)
                                                 --------        ---------       --------         ---------
      Net increase (decrease) in net assets
         resulting from operations               $ 82,665        $ 215,846       $ 11,573         $  72,493
                                                 ========        =========       ========         =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                  LMPVPI             LMPVPII           LMPVPII
                                             LARGE CAP GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                              (CLASS I) (a)      (CLASS I) (a)      (CLASS II) (a)
                                             ----------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $      --        $        --        $        --
                                                 ---------        -----------        -----------
EXPENSES:
      Mortality and expense risk
         charges                                    15,165             48,946             39,785
      Administrative charges                         1,246              4,051              3,346
                                                 ---------        -----------        -----------
         Total expenses                             16,411             52,997             43,131
                                                 ---------        -----------        -----------
            Net investment income (loss)           (16,411)           (52,997)           (43,131)
                                                 ---------        -----------        -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --             21,243             17,943
      Realized gains (losses) on sale of
         investments                               393,380          1,905,882          1,410,393
                                                 ---------        -----------        -----------
            Net realized gains (losses)            393,380          1,927,125          1,428,336
                                                 ---------        -----------        -----------
      Change in unrealized gains (losses)
         on investments                           (271,145)        (1,587,920)        (1,154,276)
                                                 ---------        -----------        -----------
      Net increase (decrease) in net assets
         resulting from operations               $ 105,824        $   286,208        $   230,929
                                                 =========        ===========        ===========

                                                   LMPVET           LMPVIT        LMPVPI
                                             CAPITAL AND INCOME   ADJUSTABLE   TOTAL RETURN
                                                 SUBACCOUNT      RATE INCOME    SUBACCOUNT
                                               (CLASS II) (b)     SUBACCOUNT  (CLASS II) (a)
                                             ------------------  -----------  --------------
INVESTMENT INCOME:
      Dividends                                  $  57,286         $117,161     $  25,178
                                                 ---------         --------     ---------
EXPENSES:
      Mortality and expense risk
         charges                                    54,464           48,832        24,170
      Administrative charges                         4,760            4,041         2,121
                                                 ---------         --------     ---------
         Total expenses                             59,224           52,873        26,291
                                                 ---------         --------     ---------
            Net investment income (loss)            (1,938)          64,288        (1,113)
                                                 ---------         --------     ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  762,235               --        28,496
      Realized gains (losses) on sale of
         investments                                 3,366           (1,954)      394,209
                                                 ---------         --------     ---------
            Net realized gains (losses)            765,601           (1,954)      422,705
                                                 ---------         --------     ---------
      Change in unrealized gains (losses)
         on investments                           (770,491)         (72,946)     (299,259)
                                                 ---------         --------     ---------
      Net increase (decrease) in net assets
         resulting from operations               $  (6,828)        $(10,612)    $ 122,333
                                                 =========         ========     =========

   The accompanying notes are an integral part of these financial statements.

                                                                                   MIST
                                                LORD ABBETT      LORD ABBETT    BATTERYMARCH   MIST BLACKROCK
                                             GROWTH AND INCOME  MID-CAP VALUE  MID-CAP STOCK     HIGH YIELD
                                                SUBACCOUNT        SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                               (CLASS VC)(a)    (CLASS VC)(a)    (CLASS A)       (CLASS A)
                                             -----------------  -------------  -------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $        --       $       --     $  17,393       $ 545,775
                                                -----------       ----------     ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                     89,218           77,616        96,681         167,735
      Administrative charges                          7,214            6,436         8,350          15,128
                                                -----------       ----------     ---------       ---------
         Total expenses                              96,432           84,052       105,031         182,863
                                                -----------       ----------     ---------       ---------
            Net investment income (loss)            (96,432)         (84,052)      (87,638)        362,912
                                                -----------       ----------     ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --               --       693,497              --
      Realized gains (losses) on sale of
         investments                              2,133,663        2,182,490       (20,610)         (4,093)
                                                -----------       ----------     ---------       ---------
            Net realized gains (losses)           2,133,663        2,182,490       672,887          (4,093)
                                                -----------       ----------     ---------       ---------
      Change in unrealized gains (losses)
         on investments                          (1,472,754)        (801,611)     (362,707)       (523,685)
                                                -----------       ----------     ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations              $   564,477       $1,296,827     $ 222,542       $(164,866)
                                                ===========       ==========     =========       =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             MIST BLACKROCK  MIST BLACKROCK    MIST DREMAN
                                             LARGE-CAP CORE  LARGE-CAP CORE  SMALL-CAP VALUE
                                               SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                              (CLASS E)(b)    (CLASS A)(a)      (CLASS A)
                                             --------------  --------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $     --        $  34,038        $     --
                                                --------        ---------        --------
EXPENSES:
      Mortality and expense risk
         charges                                  58,198           29,208           9,161
      Administrative charges                       4,695            2,362             783
                                                --------        ---------        --------
         Total expenses                           62,893           31,570           9,944
                                                --------        ---------        --------
            Net investment income (loss)         (62,893)           2,468          (9,944)
                                                --------        ---------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --          296,540           2,763
      Realized gains (losses) on sale of
         investments                              15,733          252,749          12,236
                                                --------        ---------        --------
            Net realized gains (losses)           15,733          549,289          14,999
                                                --------        ---------        --------
      Change in unrealized gains (losses)
         on investments                           38,779         (323,399)        (23,082)
                                                --------        ---------        --------
      Net increase (decrease) in net assets
         resulting from operations              $ (8,381)       $ 228,358        $(18,027)
                                                ========        =========        ========

                                                  MIST
                                             HARRIS OAKMARK      MIST            MIST
                                              INTERNATIONAL  JANUS FORTY   LAZARD MID-CAP
                                               SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                               (CLASS A)       (CLASS A)    (CLASS B)(b)
                                             --------------  ------------  --------------
INVESTMENT INCOME:
      Dividends                                 $  71,730     $   15,083       $    --
                                                ---------     ----------       --------
EXPENSES:
      Mortality and expense risk
         charges                                  136,748        159,348          5,637
      Administrative charges                       11,361         13,486            482
                                                ---------     ----------       --------
         Total expenses                           148,109        172,834          6,119
                                                ---------     ----------       --------
            Net investment income (loss)          (76,379)      (157,751)        (6,119)
                                                ---------     ----------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 615,472      1,450,374             --
      Realized gains (losses) on sale of
         investments                               79,383         24,950         (1,201)
                                                ---------     ----------       --------
            Net realized gains (losses)           694,855      1,475,324         (1,201)
                                                ---------     ----------       --------
      Change in unrealized gains (losses)
         on investments                          (855,323)       957,135        (54,598)
                                                ---------     ----------       --------
      Net increase (decrease) in net assets
         resulting from operations              $(236,847)    $2,274,708       $(61,918)
                                                =========     ==========       ========

   The accompanying notes are an integral part of these financial statements.

                                                    MIST
                                             LEGG MASON PARTNERS  MIST LORD ABBETT   MIST LORD ABBETT  MIST LORD ABBETT
                                                MANAGED ASSETS     BOND DEBENTURE   GROWTH AND INCOME    MID-CAP VALUE
                                                 SUBACCOUNT          SUBACCOUNT         SUBACCOUNT        SUBACCOUNT
                                                  (CLASS A)           (CLASS A)         (CLASS B)          (CLASS B)
                                             -------------------  ----------------  -----------------  ----------------
INVESTMENT INCOME:
      Dividends                                   $ 104,641           $231,242          $ 135,508         $     2,472
                                                  ---------           --------          ---------         -----------
EXPENSES:
      Mortality and expense risk
         charges                                     79,461             75,371            404,296             168,017
      Administrative charges                          6,587              6,212             38,255              13,957
                                                  ---------           --------          ---------         -----------
         Total expenses                              86,048             81,583            442,551             181,974
                                                  ---------           --------          ---------         -----------
            Net investment income (loss)             18,593            149,659           (307,043)           (179,502)
                                                  ---------           --------          ---------         -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   367,837              5,333            696,294              52,109
      Realized gains (losses) on sale of
         investments                                  9,421             49,072            142,939             (85,461)
                                                  ---------           --------          ---------         -----------
            Net realized gains (losses)             377,258             54,405            839,233             (33,352)
                                                  ---------           --------          ---------         -----------
      Change in unrealized gains (losses)
         on investments                            (213,538)            (8,594)          (502,781)         (1,251,102)
                                                  ---------           --------          ---------         -----------
      Net increase (decrease) in net assets
         resulting from operations                $ 182,313           $195,470          $  29,409         $(1,463,956)
                                                  =========           ========          =========         ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 MIST MET/AIM          MIST MET/AIM        MIST MET/AIM
                                             CAPITAL APPRECIATION  CAPITAL APPRECIATION  SMALL CAP GROWTH
                                                  SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                                  (CLASS A)           (CLASS E) (b)          (CLASS A)
                                             --------------------  --------------------  ----------------
INVESTMENT INCOME:
      Dividends                                    $  2,566              $     --             $    --
                                                   --------              --------             -------
EXPENSES:
      Mortality and expense risk
         charges                                     51,509                78,651               5,904
      Administrative charges                          4,336                 6,764                 495
                                                   --------              --------             -------
         Total expenses                              55,845                85,415               6,399
                                                   --------              --------             -------
            Net investment income (loss)            (53,279)              (85,415)             (6,399)
                                                   --------              --------             -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     7,044                    --               2,839
      Realized gains (losses) on sale of
         investments                                (11,136)               10,334               6,043
                                                   --------              --------             -------
            Net realized gains (losses)              (4,092)               10,334               8,882
                                                   --------              --------             -------
      Change in unrealized gains (losses)
         on investments                             324,540               254,599               6,763
                                                   --------              --------             -------
      Net increase (decrease) in net assets
         resulting from operations                 $267,169              $179,518             $ 9,246
                                                   ========              ========             =======

                                                  MIST            MIST
                                              MFS EMERGING    MFS RESEARCH     MIST
                                             MARKETS EQUITY  INTERNATIONAL   MFS VALUE
                                               SUBACCOUNT      SUBACCOUNT   SUBACCOUNT
                                              (CLASS A) (b)  (CLASS B) (b)   (CLASS A)
                                             --------------  -------------  ----------
INVESTMENT INCOME:
      Dividends                                $       --       $     --    $      56
                                               ----------       --------    ---------
EXPENSES:
      Mortality and expense risk
         charges                                   65,182         13,522      160,783
      Administrative charges                        5,509          1,202       13,424
                                               ----------       --------    ---------
         Total expenses                            70,691         14,724      174,207
                                               ----------       --------    ---------
            Net investment income (loss)          (70,691)       (14,724)    (174,151)
                                               ----------       --------    ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --             --      167,300
      Realized gains (losses) on sale of
         investments                              108,210          2,006      105,009
                                               ----------       --------    ---------
            Net realized gains (losses)           108,210          2,006      272,309
                                               ----------       --------    ---------
      Change in unrealized gains (losses)
         on investments                         1,139,133         65,605      358,674
                                               ----------       --------    ---------
      Net increase (decrease) in net assets
         resulting from operations             $1,176,652       $ 52,887    $ 456,832
                                               ==========       ========    =========

   The accompanying notes are an integral part of these financial statements.

                                                   MIST                MIST               MIST
                                             NEUBERGER BERMAN      OPPENHEIMER       PIMCO INFLATION      MIST
                                               REAL ESTATE     CAPITAL APPRECIATION  PROTECTED BOND   PIONEER FUND
                                                SUBACCOUNT          SUBACCOUNT         SUBACCOUNT      SUBACCOUNT
                                                (CLASS A)           (CLASS B)         (CLASS A) (b)     (CLASS A)
                                             ----------------  --------------------  ---------------  ------------
INVESTMENT INCOME:
      Dividends                                $   173,503           $      --          $      --       $ 12,448
                                               -----------           ---------          ---------       --------
EXPENSES:
      Mortality and expense risk
         charges                                   278,512             107,485            138,961         24,161
      Administrative charges                        23,947               9,276             11,733          2,073
                                               -----------           ---------          ---------       --------
         Total expenses                            302,459             116,761            150,694         26,234
                                               -----------           ---------          ---------       --------
            Net investment income (loss)          (128,956)           (116,761)          (150,694)       (13,786)
                                               -----------           ---------          ---------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                1,390,332             371,361                 --             --
      Realized gains (losses) on sale of
         investments                               296,919              61,135             24,102         59,189
                                               -----------           ---------          ---------       --------
            Net realized gains (losses)          1,687,251             432,496             24,102         59,189
                                               -----------           ---------          ---------       --------
      Change in unrealized gains (losses)
         on investments                         (4,223,659)            335,584            810,364          1,961
                                               -----------           ---------          ---------       --------
      Net increase (decrease) in net assets
         resulting from operations             $(2,665,364)          $ 651,319          $ 683,772       $ 47,364
                                               ===========           =========          =========       ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                   MIST              MIST
                                              MIST PIONEER  PIONEER STRATEGIC    THIRD AVENUE
                                             MID-CAP VALUE        INCOME       SMALL CAP VALUE
                                               SUBACCOUNT       SUBACCOUNT        SUBACCOUNT
                                             (CLASS A) (a)      (CLASS A)         (CLASS B)
                                             -------------  -----------------  ---------------
INVESTMENT INCOME:
      Dividends                                 $  1,939        $  64,143        $   119,533
                                                --------        ---------        -----------
EXPENSES:
      Mortality and expense risk
         charges                                   2,626          165,907            384,609
      Administrative charges                         225           13,960             32,531
                                                --------        ---------        -----------
         Total expenses                            2,851          179,867            417,140
                                                --------        ---------        -----------
            Net investment income (loss)            (912)        (115,724)          (297,607)
                                                --------        ---------        -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 69,071               --            785,123
      Realized gains (losses) on sale of
         investments                               1,319           23,086           (112,979)
                                                --------        ---------        -----------
            Net realized gains (losses)           70,390           23,086            672,144
                                                --------        ---------        -----------
      Change in unrealized gains (losses)
         on investments                          (22,913)         511,935         (2,462,404)
                                                --------        ---------        -----------
      Net increase (decrease) in net assets
         resulting from operations              $ 46,565        $ 419,297        $(2,087,867)
                                                ========        =========        ===========

                                               MSF BLACKROCK    MSF BLACKROCK  MSF BLACKROCK
                                             AGGRESSIVE GROWTH   BOND INCOME   MONEY MARKET
                                                 SUBACCOUNT       SUBACCOUNT    SUBACCOUNT
                                                 (CLASS D)        (CLASS A)      (CLASS A)
                                             -----------------  -------------  -------------
INVESTMENT INCOME:
      Dividends                                  $      --         $266,005      $1,398,760
                                                 ---------         --------      ----------
EXPENSES:
      Mortality and expense risk
         charges                                    92,150          146,498         521,249
      Administrative charges                         7,966           12,407          42,462
                                                 ---------         --------      ----------
         Total expenses                            100,116          158,905         563,711
                                                 ---------         --------      ----------
            Net investment income (loss)          (100,116)         107,100         835,049
                                                 ---------         --------      ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --               --              --
      Realized gains (losses) on sale of
         investments                                49,747           40,283              --
                                                 ---------         --------      ----------
            Net realized gains (losses)             49,747           40,283              --
                                                 ---------         --------      ----------
      Change in unrealized gains (losses)
         on investments                            926,137          205,044              --
                                                 ---------         --------      ----------
      Net increase (decrease) in net assets
         resulting from operations               $ 875,768         $352,427      $  835,049
                                                 =========         ========      ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                                    MSF METLIFE
                                                 MSF             MSF              MSF METLIFE       CONSERVATIVE
                                             FI LARGE CAP  FI VALUE LEADERS  AGGRESSIVE ALLOCATION   ALLOCATION
                                              SUBACCOUNT      SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                              (CLASS A)       (CLASS D)            (CLASS B)         (CLASS B)
                                             ------------  ----------------  ---------------------  ------------
INVESTMENT INCOME:
      Dividends                               $   7,850       $   94,886           $  1,086           $     --
                                              ---------       ----------           --------           --------
EXPENSES:
      Mortality and expense risk
         charges                                 86,945          206,873             39,062             45,152
      Administrative charges                      7,165           17,142              2,973              3,504
                                              ---------       ----------           --------           --------
         Total expenses                          94,110          224,015             42,035             48,656
                                              ---------       ----------           --------           --------
            Net investment income (loss)        (86,260)        (129,129)           (40,949)           (48,656)
                                              ---------       ----------           --------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               325,613        1,027,273              3,122              1,320
      Realized gains (losses) on sale of
         investments                              7,258           20,878             20,953             59,407
                                              ---------       ----------           --------           --------
            Net realized gains (losses)         332,871        1,048,151             24,075             60,727
                                              ---------       ----------           --------           --------
      Change in unrealized gains (losses)
         on investments                        (148,568)        (661,337)            13,243             65,380
                                              ---------       ----------           --------           --------
      Net increase (decrease) in net assets
         resulting from operations            $  98,043       $  257,685           $ (3,631)          $ 77,451
                                              =========       ==========           ========           ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 MSF METLIFE                                MSF METLIFE
                                               CONSERVATIVE TO        MSF METLIFE           MODERATE TO
                                             MODERATE ALLOCATION  MODERATE ALLOCATION  AGGRESSIVE ALLOCATION
                                                  SUBACCOUNT          SUBACCOUNT             SUBACCOUNT
                                                  (CLASS B)            (CLASS B)              (CLASS B)
                                             -------------------  -------------------  ---------------------
INVESTMENT INCOME:
      Dividends                                   $     --             $   1,046             $   2,539
                                                  --------             ---------             ---------
EXPENSES:
      Mortality and expense risk
         charges                                    56,051               236,125               136,643
      Administrative charges                         4,659                18,827                10,996
                                                  --------             ---------             ---------
         Total expenses                             60,710               254,952               147,639
                                                  --------             ---------             ---------
            Net investment income (loss)           (60,710)             (253,906)             (145,100)
                                                  --------             ---------             ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    6,783                18,833                10,158
      Realized gains (losses) on sale of
         investments                                52,356               125,272               298,820
                                                  --------             ---------             ---------
            Net realized gains (losses)             59,139               144,105               308,978
                                                  --------             ---------             ---------
      Change in unrealized gains (losses)
         on investments                             47,336               349,440                30,367
                                                  --------             ---------             ---------
      Net increase (decrease) in net assets
         resulting from operations                $ 45,765             $ 239,639             $ 194,245
                                                  ========             =========             =========

                                                                              MSF
                                               MSF MFS        MSF MFS     OPPENHEIMER
                                             TOTAL RETURN  TOTAL RETURN  GLOBAL EQUITY
                                              SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                              (CLASS B)     (CLASS F)      (CLASS B)
                                             ------------  ------------  -------------
INVESTMENT INCOME:
      Dividends                               $  84,935     $  673,358    $  317,860
                                              ---------     ----------    ----------
EXPENSES:
      Mortality and expense risk
         charges                                 86,694        613,982       622,265
      Administrative charges                      7,040         51,644        53,400
                                              ---------     ----------    ----------
         Total expenses                          93,734        665,626       675,665
                                              ---------     ----------    ----------
            Net investment income (loss)         (8,799)         7,732      (357,805)
                                              ---------     ----------    ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               145,763      1,136,117       527,032
      Realized gains (losses) on sale of
         investments                             35,524        274,520       599,413
                                              ---------     ----------    ----------
            Net realized gains (losses)         181,287      1,410,637     1,126,445
                                              ---------     ----------    ----------
      Change in unrealized gains (losses)
         on investments                        (106,545)      (670,943)      822,708
                                              ---------     ----------    ----------
      Net increase (decrease) in net assets
         resulting from operations            $  65,943     $  747,426    $1,591,348
                                              =========     ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                                                    MSF        MSF WESTERN ASSET  MSF WESTERN ASSET
                                               T. ROWE PRICE    MANAGEMENT HIGH    MANAGEMENT U.S.            PIMCO VIT
                                             LARGE CAP GROWTH      YIELD BOND         GOVERNMENT             REAL RETURN
                                                SUBACCOUNT         SUBACCOUNT         SUBACCOUNT             SUBACCOUNT
                                                 (CLASS B)       (CLASS A) (a)        (CLASS A)      (ADMINISTRATIVE CLASS) (a)
                                             ----------------  -----------------  -----------------  --------------------------
INVESTMENT INCOME:
      Dividends                                  $  4,920          $ 755,882           $166,660              $ 174,451
                                                 --------          ---------           --------              ---------
EXPENSES:
      Mortality and expense risk
         charges                                   45,591             40,197             94,528                 65,458
      Administrative charges                        3,941              3,577              9,026                  5,547
                                                 --------          ---------           --------              ---------
         Total expenses                            49,532             43,774            103,554                 71,005
                                                 --------          ---------           --------              ---------
            Net investment income (loss)          (44,612)           712,108             63,106                103,446
                                                 --------          ---------           --------              ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  22,694             64,810                 --                     --
      Realized gains (losses) on sale of
         investments                               27,649             (5,953)            50,596               (699,546)
                                                 --------          ---------           --------              ---------
            Net realized gains (losses)            50,343             58,857             50,596               (699,546)
                                                 --------          ---------           --------              ---------
      Change in unrealized gains (losses)
         on investments                           164,458           (497,478)            43,861                811,182
                                                 --------          ---------           --------              ---------
      Net increase (decrease) in net assets
         resulting from operations               $170,189          $ 273,487           $157,563              $ 215,082
                                                 ========          =========           ========              =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                    PIMCO VIT              PIONEER           PIONEER
                                                  TOTAL RETURN       AMERICA INCOME VCT     BOND VCT
                                                   SUBACCOUNT            SUBACCOUNT        SUBACCOUNT
                                             (ADMINISTRATIVE CLASS)    (CLASS II) (c)    (CLASS II) (d)
                                             ----------------------  ------------------  --------------
INVESTMENT INCOME:
      Dividends                                    $1,257,131             $368,403          $ 62,589
                                                   ----------             --------          --------
EXPENSES:
      Mortality and expense risk
         charges                                      468,166              139,286            24,197
      Administrative charges                           39,275               12,017             2,059
                                                   ----------             --------          --------
         Total expenses                               507,441              151,303            26,256
                                                   ----------             --------          --------
            Net investment income (loss)              749,690              217,100            36,333
                                                   ----------             --------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                          --                   --                --
      Realized gains (losses) on sale of
         investments                                  (84,476)             (93,308)              656
                                                   ----------             --------          --------
            Net realized gains (losses)               (84,476)             (93,308)              656
                                                   ----------             --------          --------
      Change in unrealized gains (losses)
         on investments                             1,029,439              208,007            68,283
                                                   ----------             --------          --------
      Net increase (decrease) in net assets
         resulting from operations                 $1,694,653             $331,799          $105,272
                                                   ==========             ========          ========

                                                  PIONEER             PIONEER             PIONEER
                                             CULLEN VALUE VCT  EMERGING MARKETS VCT  EQUITY INCOME VCT
                                                SUBACCOUNT          SUBACCOUNT           SUBACCOUNT
                                                (CLASS II)          (CLASS II)           (CLASS II)
                                             ----------------  --------------------  -----------------
INVESTMENT INCOME:
      Dividends                                  $ 58,406           $   46,012           $ 303,198
                                                 --------           ----------           ---------
EXPENSES:
      Mortality and expense risk
         charges                                  122,310              238,994             217,290
      Administrative charges                       10,875               20,417              19,814
                                                 --------           ----------           ---------
         Total expenses                           133,185              259,411             237,104
                                                 --------           ----------           ---------
            Net investment income (loss)          (74,779)            (213,399)             66,094
                                                 --------           ----------           ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --            1,370,335             413,833
      Realized gains (losses) on sale of
         investments                               61,965              609,502             265,655
                                                 --------           ----------           ---------
            Net realized gains (losses)            61,965            1,979,837             679,488
                                                 --------           ----------           ---------
      Change in unrealized gains (losses)
         on investments                           291,114            2,768,304            (959,180)
                                                 --------           ----------           ---------
      Net increase (decrease) in net assets
         resulting from operations               $278,300           $4,534,742           $(213,598)
                                                 ========           ==========           =========

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER EQUITY     PIONEER   PIONEER GLOBAL      PIONEER
                                             OPPORTUNITY VCT   FUND VCT   HIGH YIELD VCT  HIGH YIELD VCT
                                               SUBACCOUNT     SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
                                             (CLASS II) (c)   (CLASS II)    (CLASS II)      (CLASS II)
                                             ---------------  ----------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                  $  1,204      $121,356     $ 386,732        $726,895
                                                 --------      --------     ---------        --------
EXPENSES:
      Mortality and expense risk
         charges                                   10,166       203,537        89,961         245,987
      Administrative charges                          858        17,093         7,170          21,477
                                                 --------      --------     ---------        --------
         Total expenses                            11,024       220,630        97,131         267,464
                                                 --------      --------     ---------        --------
            Net investment income (loss)           (9,820)      (99,274)      289,601         459,431
                                                 --------      --------     ---------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  84,195            --        72,706          13,146
      Realized gains (losses) on sale of
         investments                                9,400       239,790        (3,262)        121,720
                                                 --------      --------     ---------        --------
            Net realized gains (losses)            93,595       239,790        69,444         134,866
                                                 --------      --------     ---------        --------
      Change in unrealized gains (losses)
         on investments                           (18,944)      121,440      (395,188)        (54,625)
                                                 --------      --------     ---------        --------
      Net increase (decrease) in net assets
         resulting from operations               $ 64,831      $261,956     $ (36,143)       $539,672
                                                 ========      ========     =========        ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER IBBOTSON  PIONEER IBBOTSON  PIONEER IBBOTSON
                                                AGGRESSIVE          GROWTH           MODERATE
                                              ALLOCATION VCT    ALLOCATION VCT    ALLOCATION VCT
                                                SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                                (CLASS II)        (CLASS II)        (CLASS II)
                                             ----------------  ----------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $ 66,113         $   939,850       $  491,128
                                                 --------         -----------       ----------
EXPENSES:
      Mortality and expense risk
         charges                                   90,830           1,921,363          963,328
      Administrative charges                        7,897             139,506           72,828
                                                 --------         -----------       ----------
         Total expenses                            98,727           2,060,869        1,036,156
                                                 --------         -----------       ----------
            Net investment income (loss)          (32,614)         (1,121,019)        (545,028)
                                                 --------         -----------       ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 161,831           1,714,800          600,089
      Realized gains (losses) on sale of
         investments                               24,928             268,591          307,405
                                                 --------         -----------       ----------
            Net realized gains (losses)           186,759           1,983,391          907,494
                                                 --------         -----------       ----------
      Change in unrealized gains (losses)
         on investments                           (20,808)          1,225,391          938,264
                                                 --------         -----------       ----------
      Net increase (decrease) in net assets
         resulting from operations               $133,337         $ 2,087,763       $1,300,730
                                                 ========         ===========       ==========

                                                                  PIONEER
                                                 PIONEER       INTERNATIONAL  PIONEER MID CAP
                                             INDEPENDENCE VCT    VALUE VCT       VALUE VCT
                                                SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                                (CLASS II)       (CLASS II)      (CLASS II)
                                             ----------------  -------------  ---------------
INVESTMENT INCOME:
      Dividends                                  $     --         $ 15,589      $   68,569
                                                 --------         --------      ----------
EXPENSES:
      Mortality and expense risk
         charges                                   38,898           88,008         199,462
      Administrative charges                        3,284            7,572          17,650
                                                 --------         --------      ----------
         Total expenses                            42,182           95,580         217,112
                                                 --------         --------      ----------
            Net investment income (loss)          (42,182)         (79,991)       (148,543)
                                                 --------         --------      ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --           53,857       1,225,256
      Realized gains (losses) on sale of
         investments                               48,691          219,660        (155,109)
                                                 --------         --------      ----------
            Net realized gains (losses)            48,691          273,517       1,070,147
                                                 --------         --------      ----------
      Change in unrealized gains (losses)
         on investments                           109,418          293,415        (602,644)
                                                 --------         --------      ----------
      Net increase (decrease) in net assets
         resulting from operations               $115,927         $486,941      $  318,960
                                                 ========         ========      ==========

   The accompanying notes are an integral part of these financial statements.

                                               PIONEER
                                              OAK RIDGE    PIONEER         PIONEER
                                              LARGE CAP  REAL ESTATE  SMALL AND MID CAP  PIONEER SMALL
                                             GROWTH VCT   SHARES VCT      GROWTH VCT     CAP VALUE VCT
                                             SUBACCOUNT   SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                             (CLASS II)   (CLASS II)    (CLASS II) (c)     (CLASS II)
                                             ----------  -----------  -----------------  -------------
INVESTMENT INCOME:
      Dividends                               $  11,860  $   265,134      $      --       $    40,137
                                              ---------  -----------      ---------       -----------
EXPENSES:
      Mortality and expense risk
         charges                                108,393      178,709         36,597           135,595
      Administrative charges                      9,153       15,770          3,196            11,895
                                              ---------  -----------      ---------       -----------
         Total expenses                         117,546      194,479         39,793           147,490
                                              ---------  -----------      ---------       -----------
            Net investment income (loss)       (105,686)      70,655        (39,793)         (107,353)
                                              ---------  -----------      ---------       -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                24,157    1,000,336        599,465         1,864,038
      Realized gains (losses) on sale of
         investments                            154,962      259,981         46,841           (93,194)
                                              ---------  -----------      ---------       -----------
            Net realized gains (losses)         179,119    1,260,317        646,306         1,770,844
                                              ---------  -----------      ---------       -----------
      Change in unrealized gains (losses)
         on investments                         273,910   (3,590,805)      (250,221)       (2,363,206)
                                              ---------  -----------      ---------       -----------
      Net increase (decrease) in net assets
         resulting from operations            $ 347,343  $(2,259,833)     $ 356,292       $  (699,715)
                                              =========  ===========      =========       ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             PIONEER STRATEGIC                          PUTNAM VT
                                                INCOME VCT      PIONEER VALUE VCT  INTERNATIONAL EQUITY
                                                SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                                (CLASS II)        (CLASS II) (c)      (CLASS IB) (a)
                                             -----------------  -----------------  --------------------
INVESTMENT INCOME:
      Dividends                                  $1,091,148         $ 170,948            $  20,304
                                                 ----------         ---------            ---------
EXPENSES:
      Mortality and expense risk
         charges                                    366,876            97,174                3,935
      Administrative charges                         31,742             8,039                  345
                                                 ----------         ---------            ---------
         Total expenses                             398,618           105,213                4,280
                                                 ----------         ---------            ---------
            Net investment income (loss)            692,530            65,735               16,024
                                                 ----------         ---------            ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   116,013           436,783               87,894
      Realized gains (losses) on sale of
         investments                                (17,038)          334,799              194,176
                                                 ----------         ---------            ---------
            Net realized gains (losses)              98,975           771,582              282,070
                                                 ----------         ---------            ---------
      Change in unrealized gains (losses)
         on investments                             104,962          (839,576)            (240,847)
                                                 ----------         ---------            ---------
      Net increase (decrease) in net assets
         resulting from operations               $  896,467         $  (2,259)           $  57,247
                                                 ==========         =========            =========

                                                PUTNAM VT     VAN KAMPEN LIT  VAN KAMPEN LIT
                                             SMALL CAP VALUE     COMSTOCK       ENTERPRISE
                                               SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                             (CLASS IB) (a)     (CLASS II)      (CLASS II)
                                             ---------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                $    82,872      $   225,508       $   290
                                               -----------      -----------       -------
EXPENSES:
      Mortality and expense risk
         charges                                    83,510          256,764         3,167
      Administrative charges                         7,299           21,453           283
                                               -----------      -----------       -------
         Total expenses                             90,809          278,217         3,450
                                               -----------      -----------       -------
            Net investment income (loss)            (7,937)         (52,709)       (3,160)
                                               -----------      -----------       -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                1,657,447          313,027            --
      Realized gains (losses) on sale of
         investments                             1,067,930          256,135         2,861
                                               -----------      -----------       -------
            Net realized gains (losses)          2,725,377          569,162         2,861
                                               -----------      -----------       -------
      Change in unrealized gains (losses)
         on investments                         (1,726,958)      (1,080,467)       18,831
                                               -----------      -----------       -------
      Net increase (decrease) in net assets
         resulting from operations             $   990,482      $  (564,014)      $18,532
                                               ===========      ===========       =======

   The accompanying notes are an integral part of these financial statements.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                     AIM V.I. MID CAP CORE EQUITY    AIM V.I. UTILITIES    AIM V.I. CAPITAL APPRECIATION
                                              SUBACCOUNT                 SUBACCOUNT                  SUBACCOUNT
                                             (SERIES II)                 (SERIES I)                  (SERIES II)
                                     ----------------------------  ----------------------  -----------------------------
                                            2007        2006          2007        2006       2007 (a)         2006
                                        ----------  ----------     ----------  ----------    ------------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $  (54,306) $  (32,556)    $      958  $   38,151     $   (35,836) $ (101,416)
   Net realized gains (losses)              90,434     306,099        309,002     115,242       1,270,367      73,612
   Change in unrealized gains
      (losses) on investments              156,099     (61,501)       104,574     283,685        (860,370)    244,796
                                        ----------  ----------     ----------  ----------     ---------    ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   192,227     212,042        414,534     437,078         374,161     216,992
                                        ----------  ----------     ----------  ----------     ---------    ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 250,258     471,916         70,298      59,667         189,726   1,075,430
   Transfers from other funding
      options                              252,194     137,809        489,719     549,763          81,115     185,268
   Contract charges                           (645)       (596)          (479)       (492)            (12)     (1,856)
   Contract surrenders                    (160,033)   (111,983)      (287,281)    (50,233)       (140,279)   (353,874)
   Transfers to other funding
      options                             (435,352)   (306,337)      (386,673)   (362,468)     (6,273,892)   (256,175)
   Other receipts (payments)               (19,403)    (88,484)        (5,946)         --         (13,525)    (91,172)
                                        ----------  ----------     ----------  ----------     -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (112,981)    102,325       (120,362)    196,237      (6,156,867)    557,621
                                        ----------  ----------     ----------  ----------     -----------  ----------
      Net increase (decrease)
         in net assets                      79,246     314,367        294,172     633,315      (5,782,706)    774,613
NET ASSETS:
   Beginning of period                   2,775,926   2,461,559      2,435,790   1,802,475       5,782,706   5,008,093
                                        ----------  ----------     ----------  ----------     -----------  ----------
   End of period                        $2,855,172  $2,775,926     $2,729,962  $2,435,790     $        --  $5,782,706
                                        ==========  ==========     ==========  ==========     ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     ALGER AMERICAN LEVERAGED ALLCAP  AMERICAN FUNDS GLOBAL GROWTH
                                                SUBACCOUNT                     SUBACCOUNT
                                                (CLASS S)                       (CLASS 2)
                                     -------------------------------  ----------------------------
                                             2007        2006             2007           2006
                                         ----------  -----------        -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (57,009) $   (40,043)       $   175,269  $  (198,655)
   Net realized gains (losses)              139,677      151,574          1,615,133      244,925
   Change in unrealized gains
      (losses) on investments               669,548      201,553            854,120    3,002,642
                                         ----------  -----------        -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                    752,216      313,084          2,644,522    3,048,912
                                         ----------  -----------        -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   87,687      477,849            847,199    1,666,900
   Transfers from other funding
      options                             1,597,258    1,684,045          3,312,367    2,763,912
   Contract charges                            (592)        (552)            (6,264)      (5,806)
   Contract surrenders                     (115,663)    (110,309)          (852,170)    (457,732)
   Transfers to other funding
      options                              (476,352)  (1,437,506)        (2,409,097)  (1,298,656)
   Other receipts (payments)                 (1,569)          --            (93,268)    (125,665)
                                         ----------  -----------        -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       1,090,769      613,527            798,767    2,542,953
                                         ----------  -----------        -----------  -----------
      Net increase (decrease)
         in net assets                    1,842,985      926,611          3,443,289    5,591,865
NET ASSETS:
   Beginning of period                    2,198,304    1,271,693         20,624,439   15,032,574
                                         ----------  -----------        -----------  -----------
   End of period                         $4,041,289  $ 2,198,304        $24,067,728  $20,624,439
                                         ==========  ===========        ===========  ===========

                                     AMERICAN FUNDS GROWTH-INCOME    AMERICAN FUNDS GROWTH
                                              SUBACCOUNT                   SUBACCOUNT
                                              (CLASS 2)                    (CLASS 2)
                                     ----------------------------  ------------------------
                                         2007         2006             2007        2006
                                     -----------  -----------      -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (245,082) $  (178,851)     $  (687,343) $  (615,259)
   Net realized gains (losses)         2,586,012    1,318,982        5,657,274      911,712
   Change in unrealized gains
      (losses) on investments           (842,340)   4,268,292          552,156    3,732,534
                                     -----------  -----------      -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations               1,498,590    5,408,423        5,522,087    4,028,987
                                     -----------  -----------      -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               691,131    2,853,550        1,077,045    3,372,148
   Transfers from other funding
      options                          1,405,373    2,243,438        2,251,994    3,014,762
   Contract charges                      (13,277)     (13,796)         (17,483)     (17,689)
   Contract surrenders                (2,207,482)  (1,197,684)      (3,137,802)  (1,438,976)
   Transfers to other funding
      options                         (3,623,052)  (1,897,729)      (4,815,602)  (3,270,390)
   Other receipts (payments)            (146,175)    (243,174)        (244,337)    (132,555)
                                     -----------  -----------      -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (3,893,482)   1,744,605       (4,886,185)   1,527,300
                                     -----------  -----------      -----------  -----------
      Net increase (decrease)
         in net assets                (2,394,892)   7,153,028          635,902    5,556,287
NET ASSETS:
   Beginning of period                47,375,784   40,222,756       55,143,636   49,587,349
                                     -----------  -----------      -----------  -----------
   End of period                     $44,980,892  $47,375,784      $55,779,538  $55,143,636
                                     ===========  ===========      ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                     CREDIT SUISSE TRUST EMERGING  CREDIT SUISSE TRUST GLOBAL  DREYFUS MIDCAP STOCK
                                                MARKETS                     SMALL CAP                SUBACCOUNT
                                              SUBACCOUNT                   SUBACCOUNT            (SERVICE SHARES)
                                     ----------------------------  --------------------------  ----------------------
                                         2007 (a)      2006              2007       2006          2007        2006
                                       -----------  ----------        ---------  ---------     ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $   (30,177) $  (61,741)       $ (15,822) $ (15,799)    $  (83,688) $  (89,666)
   Net realized gains (losses)           1,976,912     201,216           66,303     21,629        597,963     838,871
   Change in unrealized gains
      (losses) on investments           (1,764,857)    997,222          (96,614)    80,799       (513,759)   (482,232)
                                       -----------  ----------        ---------  ---------     ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   181,878   1,136,697          (46,133)    86,629            516     266,973
                                       -----------  ----------        ---------  ---------     ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  12,165     431,566           60,413     21,155         69,011     152,491
   Transfers from other funding
      options                              186,099     473,203           79,553    191,638        284,864     535,827
   Contract charges                             --        (991)            (177)      (179)          (793)       (911)
   Contract surrenders                    (119,397)    (92,022)         (65,427)   (68,254)      (142,856)   (237,531)
   Transfers to other funding
      options                           (5,313,314)   (562,378)        (226,145)   (45,560)      (926,334)   (444,195)
   Other receipts (payments)               (12,215)         --               --         --        (28,441)    (22,908)
                                       -----------  ----------        ---------  ---------     ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (5,246,662)    249,378         (151,783)    98,800       (744,549)    (17,227)
                                       -----------  ----------        ---------  ---------     ----------  ----------
      Net increase (decrease)
         in net assets                  (5,064,784)  1,386,075         (197,916)   185,429       (744,033)    249,746
NET ASSETS:
   Beginning of period                   5,064,784   3,678,709          882,503    697,074      5,177,037   4,927,291
                                       -----------  ----------        ---------  ---------     ----------  ----------
   End of period                       $        --  $5,064,784        $ 684,587  $ 882,503     $4,433,004  $5,177,037
                                       ===========  ==========        =========  =========     ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                      DREYFUS SOCIALLY
                                     RESPONSIBLE GROWTH  DREYFUS VIF APPRECIATION
                                         SUBACCOUNT             SUBACCOUNT
                                      (SERVICE SHARES)       (INITIAL SHARES)
                                     ------------------  ------------------------
                                       2007      2006        2007        2006
                                     --------  --------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (4,904) $ (5,783)  $   (9,207) $   (8,373)
   Net realized gains (losses)          9,041     2,647       66,377      18,697
   Change in unrealized gains
      (losses) on investments          11,045    22,235       66,542     306,976
                                     --------  --------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               15,182    19,099      123,712     317,300
                                     --------  --------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             17,597    15,858       17,156      79,383
   Transfers from other funding
      options                           2,428     5,663       61,681     165,036
   Contract charges                      (148)     (121)      (1,034)     (1,125)
   Contract surrenders                (38,884)  (21,748)    (166,387)    (77,035)
   Transfers to other funding
      options                         (13,060)   (1,077)    (142,297)   (142,204)
   Other receipts (payments)               --    (4,416)     (11,758)         --
                                     --------  --------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (32,067)   (5,841)    (242,639)     24,055
                                     --------  --------   ----------  ----------
      Net increase (decrease)
         in net assets                (16,885)   13,258     (118,927)    341,355
NET ASSETS:
   Beginning of period                296,584   283,326    2,518,813   2,177,458
                                     --------  --------   ----------  ----------
   End of period                     $279,699  $296,584   $2,399,886  $2,518,813
                                     ========  ========   ==========  ==========


                                     DREYFUS VIF DEVELOPING LEADERS  DWS VIT EQUITY 500 INDEX
                                               SUBACCOUNT                   SUBACCOUNT
                                            (INITIAL SHARES)                (CLASS 2)
                                     ------------------------------  ------------------------
                                            2007        2006             2007        2006
                                        -----------  ----------       ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $  (100,917) $ (134,380)      $  (42,879) $  (55,557)
   Net realized gains (losses)            1,002,329     695,177          162,027      20,662
   Change in unrealized gains
      (losses) on investments            (1,967,078)   (442,249)          44,325     623,215
                                        -----------  ----------       ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 (1,065,666)    118,548          163,473     588,320
                                        -----------  ----------       ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   86,279     437,726            3,345      27,389
   Transfers from other funding
      options                               522,548     640,662        1,175,621     112,781
   Contract charges                          (2,791)     (2,957)            (587)       (656)
   Contract surrenders                     (271,477)   (298,693)         (41,997)    (81,838)
   Transfers to other funding
      options                              (592,305)   (528,175)        (871,172)   (135,734)
   Other receipts (payments)                (19,208)    (22,428)         (10,681)    (26,033)
                                        -----------  ----------       ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions        (276,954)    226,135          254,529    (104,091)
                                        -----------  ----------       ----------  ----------
      Net increase (decrease)
         in net assets                   (1,342,620)    344,683          418,002     484,229
NET ASSETS:
   Beginning of period                    8,580,463   8,235,780        5,092,588   4,608,359
                                        -----------  ----------       ----------  ----------
   End of period                        $ 7,237,843  $8,580,463       $5,510,590  $5,092,588
                                        ===========  ==========       ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                          DWS VIT RREEF
                                      REAL ESTATE SECURITIES  DWSI GLOBAL OPPORTUNITIES      DWSII BALANCED
                                            SUBACCOUNT                SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                (CLASS B)                 (CLASS B)
                                     -----------------------  -------------------------  ----------------------
                                         2007        2006          2007        2006         2007        2006
                                     -----------  ----------    ----------  ----------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (68,332) $ (111,255)   $  (35,588) $  (33,699)  $   37,143  $    6,768
   Net realized gains (losses)         1,112,129     249,341       400,316     122,779       65,476      65,242
   Change in unrealized gains
      (losses) on investments         (2,174,650)  1,545,005      (143,574)    466,588       (6,068)    234,008
                                     -----------  ----------    ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations              (1,130,853)  1,683,091       221,154     555,668       96,551     306,018
                                     -----------  ----------    ----------  ----------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               131,303     222,348        49,013     100,800       23,115     103,256
   Transfers from other funding
      options                            879,316     382,507       663,650     337,936       64,391     218,433
   Contract charges                         (996)     (1,067)         (606)       (656)        (802)       (852)
   Contract surrenders                  (226,584)   (146,142)     (102,144)   (132,508)    (191,713)   (246,646)
   Transfers to other funding
      options                         (1,003,030)   (608,388)     (386,945)   (334,672)    (296,373)   (749,500)
   Other receipts (payments)             (18,685)    (12,192)      (11,968)    (28,574)     (48,538)    (50,787)
                                     -----------  ----------    ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (238,676)   (162,934)      211,000     (57,674)    (449,920)   (726,096)
                                     -----------  ----------    ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets                (1,369,529)  1,520,157       432,154     497,994     (353,369)   (420,078)
NET ASSETS:
   Beginning of period                 6,472,186   4,952,029     3,374,703   2,876,709    4,050,432   4,470,510
                                     -----------  ----------    ----------  ----------   ----------  ----------
   End of period                     $ 5,102,657  $6,472,186    $3,806,857  $3,374,703   $3,697,063  $4,050,432
                                     ===========  ==========    ==========  ==========   ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                          DWSI BOND          DWSI CAPITAL GROWTH     DWSI GROWTH & INCOME      DWSI HEALTH CARE
                                          SUBACCOUNT             SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                          (CLASS B)               (CLASS B)               (CLASS B)                (CLASS B)
                                     -------------------  ------------------------  ----------------------  ----------------------
                                        2007      2006        2007         2006        2007        2006        2007        2006
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  25,160  $  2,305  $  (136,866) $   (87,489) $  (81,474) $  (65,550) $  (56,871) $  (53,548)
   Net realized gains (losses)         (18,577)      186      227,802      113,520     221,596     149,319     233,453      54,936
   Change in unrealized gains
      (losses) on investments           (7,337)    1,268      646,315      190,167    (193,561)    385,850     103,781     100,207
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  (754)    3,759      737,251      216,198     (53,439)    469,619     280,363     101,595
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               1,590    10,600      115,175       60,795      26,179     144,718      72,070      76,302
   Transfers from other funding
      options                          841,196   111,506      892,287    4,715,576     212,877   2,909,906     252,378     184,219
   Contract charges                       (117)      (43)      (1,750)      (1,000)     (1,406)     (1,164)       (507)       (570)
   Contract surrenders                  (1,535)     (487)    (268,602)    (236,348)   (223,637)   (207,196)   (172,194)   (135,987)
   Transfers to other funding
      options                         (481,178)   (9,618)  (1,516,593)  (1,054,981)   (731,768)   (833,642)   (187,517)   (226,845)
   Other receipts (payments)                --        --      (33,934)     (19,318)    (51,623)     (1,898)     (5,358)     (1,905)
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    359,956   111,958     (813,417)   3,464,724    (769,378)  2,010,724     (41,128)   (104,786)
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets                 359,202   115,717      (76,166)   3,680,922    (822,817)  2,480,343     239,235      (3,191)
NET ASSETS:
   Beginning of period                 167,191    51,474    8,019,061    4,338,139   6,943,787   4,463,444   2,653,456   2,656,647
                                     ---------  --------  -----------  -----------  ----------  ----------  ----------  ----------
   End of period                     $ 526,393  $167,191  $ 7,942,895  $ 8,019,061  $6,120,970  $6,943,787  $2,892,691  $2,653,456
                                     =========  ========  ===========  ===========  ==========  ==========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                      DWSII INTERNATIONAL    DWSII STRATEGIC INCOME       DWSII BLUE CHIP
                                          SUBACCOUNT               SUBACCOUNT               SUBACCOUNT
                                           (CLASS B)               (CLASS B)                 (CLASS B)
                                    ----------------------  -----------------------  ------------------------
                                       2007        2006         2007        2006         2007         2006
                                    ----------  ----------  -----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $   (3,521) $  (12,611) $   191,413  $  103,134  $   (77,278) $   (85,098)
   Net realized gains (losses)         176,045     177,533        7,506      46,099      787,215      580,480
   Change in unrealized gains
      (losses) on investments          448,543     483,467      (49,877)    156,271     (592,261)     227,321
                                    ----------  ----------  -----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations               621,067     648,389      149,042     305,504      117,676      722,703
                                    ----------  ----------  -----------  ----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              74,042      46,169       49,324     161,445      252,399      282,571
   Transfers from other funding
      options                          484,452   2,771,594      909,634   1,006,227    1,976,491    2,065,536
   Contract charges                     (1,089)       (611)        (861)       (918)      (1,339)      (1,489)
   Contract surrenders                (141,779)    (95,007)    (131,166)    (76,213)    (189,422)    (197,040)
   Transfers to other funding
      options                         (599,728)   (738,845)  (1,247,581)   (934,986)  (2,103,228)  (2,341,528)
   Other receipts (payments)           (17,943)    (30,813)     (19,815)    (73,527)     (22,123)     (38,649)
                                    ----------  ----------  -----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (202,045)  1,952,487     (440,465)     82,028      (87,222)    (230,599)
                                    ----------  ----------  -----------  ----------  -----------  -----------
      Net increase (decrease)
         in net assets                 419,022   2,600,876     (291,423)    387,532       30,454      492,104
NET ASSETS:
   Beginning of period               5,373,019   2,772,143    5,004,657   4,617,125    5,849,960    5,357,856
                                    ----------  ----------  -----------  ----------  -----------  -----------
   End of period                    $5,792,041  $5,373,019  $ 4,713,234  $5,004,657  $ 5,880,414  $ 5,849,960
                                    ==========  ==========  ===========  ==========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.


                                     DWSII CONSERVATIVE ALLOCATION  DWSII CORE FIXED INCOME
                                               SUBACCOUNT                 SUBACCOUNT
                                               (CLASS B)                   (CLASS B)
                                     -----------------------------  -----------------------
                                          2007           2006          2007         2006
                                     --------------  -------------  ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $     2,267   $   (81,911)   $  122,271  $   83,220
   Net realized gains (losses)             399,722       102,579        (1,675)    (20,041)
   Change in unrealized gains
      (losses) on investments             (108,886)      594,876        (7,065)     52,161
                                       -----------   -----------    ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                   293,103       615,544       113,531     115,340
                                       -----------   -----------    ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 221,319       311,420        15,845      88,854
   Transfers from other funding
      options                              453,417     4,471,601       785,188     549,449
   Contract charges                         (2,906)       (2,187)         (981)     (1,168)
   Contract surrenders                    (352,730)     (229,036)     (287,961)   (342,241)
   Transfers to other funding
      options                             (725,040)     (633,025)     (118,628)   (650,079)
   Other receipts (payments)               (98,191)     (231,256)      (32,834)    (15,361)
                                       -----------   -----------    ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (504,131)    3,687,517       360,629    (370,546)
                                       -----------   -----------    ----------  ----------
      Net increase (decrease)
         in net assets                    (211,028)    4,303,061       474,160    (255,206)
NET ASSETS:
   Beginning of period                  11,228,464     6,925,403     6,243,468   6,498,674
                                       -----------   -----------    ----------  ----------
   End of period                       $11,017,436   $11,228,464    $6,717,628  $6,243,468
                                       ===========   ===========    ==========  ==========

                                                                      DWSII DREMAN
                                     DWSII DAVIS VENTURE VALUE    HIGH RETURN EQUITY
                                             SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                 (CLASS B)
                                     -------------------------  ------------------------
                                         2007         2006          2007         2006
                                     ------------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  (169,578) $ (159,272)  $  (163,279) $  (102,278)
   Net realized gains (losses)            382,548     172,203       521,852      879,283
   Change in unrealized gains
      (losses) on investments             (15,321)  1,038,820    (1,081,781)   1,501,496
                                      -----------  ----------   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                  197,649   1,051,751      (723,208)   2,278,501
                                      -----------  ----------   -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                170,877     865,305       382,098      994,796
   Transfers from other funding
      options                           1,249,503     781,176     1,093,502    5,619,090
   Contract charges                        (1,537)     (1,604)       (3,845)      (3,199)
   Contract surrenders                   (195,798)   (342,323)     (669,374)    (491,942)
   Transfers to other funding
      options                            (914,024)   (861,411)   (1,639,374)    (809,419)
   Other receipts (payments)              (20,576)    (35,413)      (74,441)      (7,739)
                                      -----------  ----------   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       288,445     405,730      (911,434)   5,301,587
                                      -----------  ----------   -----------  -----------
      Net increase (decrease)
         in net assets                    486,094   1,457,481    (1,634,642)   7,580,088
NET ASSETS:
   Beginning of period                  9,722,906   8,265,425    19,165,502   11,585,414
                                      -----------  ----------   -----------  -----------
   End of period                      $10,209,000  $9,722,906   $17,530,860  $19,165,502
                                      ===========  ==========   ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                          DWSII DREMAN                                         DWSII
                                      SMALL MID CAP VALUE      DWSII GLOBAL THEMATIC  GOVERNMENT & AGENCY SECURITIES
                                            SUBACCOUNT             SUBACCOUNT                SUBACCOUNT
                                           (CLASS B)                (CLASS B)                 (CLASS B)
                                     -----------------------  ----------------------  ------------------------------
                                         2007       2006         2007        2006            2007       2006
                                     -----------  ----------  ----------  ----------      -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (124,106) $ (137,196) $  (83,847) $  (66,983)     $    40,727  $   19,098
   Net realized gains (losses)         1,506,243     817,446     826,108     361,385          (21,291)     (7,930)
   Change in unrealized gains
      (losses) on investments         (1,276,884)  1,024,068    (595,507)    591,591           36,490      18,107
                                     -----------  ----------  ----------  ----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 105,253   1,704,318     146,754     885,993           55,926      29,275
                                     -----------  ----------  ----------  ----------      -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               211,339     728,868      86,217     107,837              890       1,171
   Transfers from other funding
      options                            483,942     536,892   1,087,936   1,076,736        3,024,759     363,226
   Contract charges                       (1,485)     (1,534)       (784)       (712)            (268)       (334)
   Contract surrenders                  (325,963)   (328,276)   (299,569)   (108,662)         (73,387)    (53,153)
   Transfers to other funding
      options                         (1,569,969)   (817,226)   (499,690)   (445,596)      (3,051,238)   (217,987)
   Other receipts (payments)             (24,710)    (29,530)    (19,347)     (2,688)         (41,964)    (21,792)
                                     -----------  ----------  ----------  ----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,226,846)     89,194     354,763     626,915         (141,208)     71,131
                                     -----------  ----------  ----------  ----------      -----------  ----------
      Net increase (decrease)
         in net assets                (1,121,593)  1,793,512     501,517   1,512,908          (85,282)    100,406
NET ASSETS:
   Beginning of period                 9,263,180   7,469,668   4,473,071   2,960,163        1,581,460   1,481,054
                                     -----------  ----------  ----------  ----------      -----------  ----------
   End of period                     $ 8,141,587  $9,263,180  $4,974,588  $4,473,071      $ 1,496,178  $1,581,460
                                     ===========   ========== ==========  ==========      ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     DWSII GROWTH ALLOCATION    DWSII HIGH INCOME
                                            SUBACCOUNT              SUBACCOUNT
                                             (CLASS B)              (CLASS B)
                                     -----------------------  ------------------------
                                        2007         2006        2007         2006
                                     -----------  -----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (4,859) $  (214,207) $   301,305  $  277,384
   Net realized gains (losses)         1,211,513      401,021      (43,617)      2,658
   Change in unrealized gains
      (losses) on investments           (561,650)   1,655,329     (347,996)    142,710
                                     -----------  -----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 645,004    1,842,143      (90,308)    422,752
                                     -----------  -----------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                55,138      495,806       24,466      87,013
   Transfers from other funding
      options                            205,296    1,523,186      854,261     722,951
   Contract charges                       (3,784)      (3,840)      (1,168)     (1,180)
   Contract surrenders                  (756,299)    (417,581)    (197,233)   (224,835)
   Transfers to other funding
      options                         (1,086,012)  (2,005,558)  (1,304,632)   (787,673)
   Other receipts (payments)             (56,189)     (43,691)     (19,899)    (44,621)
                                     -----------  -----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,641,850)    (451,678)    (644,205)   (248,345)
                                     -----------  -----------  -----------  ----------
      Net increase (decrease)
         in net assets                  (996,846)   1,390,465     (734,513)    174,407
NET ASSETS:
   Beginning of period                18,857,212   17,466,747    5,671,489   5,497,082
                                     -----------  -----------  -----------  ----------
   End of period                     $17,860,366  $18,857,212  $ 4,936,976  $5,671,489
                                     ===========  ===========   ==========  ==========

                                     DWSII INTERNATIONAL SELECT EQUITY  DWSII JANUS GROWTH & INCOME
                                                 SUBACCOUNT                     SUBACCOUNT
                                                 (CLASS B)                      (CLASS B)
                                     ---------------------------------  ---------------------------
                                           2007         2006                2007        2006
                                           ----------  ----------         ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)            $    4,725  $  (21,578)        $  (41,968) $   (44,214)
   Net realized gains (losses)                713,412     164,722             99,507       76,911
   Change in unrealized gains
      (losses) on investments                 (41,110)    789,456             35,667      102,626
                                           ----------  ----------         ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                      677,027     932,600             93,206      135,323
                                           ----------  ----------         ----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                    158,546     316,584             26,379      242,957
   Transfers from other funding
      options                               1,524,879     424,403            124,995      198,633
   Contract charges                              (846)       (843)              (393)        (429)
   Contract surrenders                       (218,109)   (192,475)          (103,554)    (151,025)
   Transfers to other funding
      options                                (803,936)   (548,701)          (343,000)    (269,745)
   Other receipts (payments)                       --      (8,367)           (12,571)     (11,797)
                                           ----------  ----------         ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions           660,534      (9,399)          (308,144)       8,594
                                           ----------  ----------         ----------  -----------
      Net increase (decrease)
         in net assets                      1,337,561     923,201           (214,938)     143,917
NET ASSETS:
   Beginning of period                      5,020,613   4,097,412          2,457,650    2,313,733
                                           ----------  ----------         ----------  -----------
   End of period                           $6,358,174  $5,020,613         $2,242,712  $ 2,457,650
                                           ==========  ==========         ==========  ===========

   The accompanying notes are an integral part of these financial statements.

                                      DWSII LARGE CAP VALUE  DWSII MID CAP GROWTH  DWSII MODERATE ALLOCATION
                                           SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                            (CLASS B)              (CLASS B)               (CLASS B)
                                     ----------------------  --------------------  -------------------------
                                        2007        2006        2007       2006        2007          2006
                                     ----------  ----------  ---------  ---------  -----------   -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (21,169) $  (22,954) $ (16,693) $ (15,707) $    39,166   $  (189,091)
   Net realized gains (losses)          179,255      28,146     72,947     26,112      860,335       256,123
   Change in unrealized gains
      (losses) on investments           137,069     322,079    (10,600)    55,324     (360,839)    1,325,633
                                     ----------  ----------  ---------  ---------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from operations                295,155     327,271     45,654     65,729      538,662     1,392,665
                                     ----------  ----------  ---------  ---------  -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                6,924      23,870     38,322    106,666      249,220       981,414
   Transfers from other funding
      options                           415,355     102,040    306,532    163,058      592,633     1,273,602
   Contract charges                        (563)       (608)      (203)      (176)      (3,753)       (3,675)
   Contract surrenders                  (92,588)   (118,046)   (31,354)    (5,150)    (598,758)     (501,079)
   Transfers to other funding
      options                          (297,871)   (108,859)  (282,829)  (147,157)    (502,059)   (1,081,913)
   Other receipts (payments)            (24,512)         --         --         --     (479,639)     (245,987)
                                     ----------  ----------  ---------  ---------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       6,745    (101,603)    30,468    117,241     (742,356)      422,362
                                     ----------  ----------  ---------  ---------  -----------   -----------
      Net increase (decrease)
         in net assets                  301,900     225,668     76,122    182,970     (203,694)    1,815,027
NET ASSETS:
   Beginning of period                2,875,977   2,650,309    888,027    705,057   17,441,676    15,626,649
                                     ----------  ----------  ---------  ---------  -----------   -----------
   End of period                     $3,177,877  $2,875,977  $ 964,149  $ 888,027  $17,237,982   $17,441,676
                                     ==========  ==========  =========  =========  ===========   ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                        DWSII MONEY MARKET     DWSII SMALL CAP GROWTH
                                            SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                (CLASS B)
                                     ------------------------  ----------------------
                                         2007         2006        2007         2006
                                     -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   133,995  $    89,664  $  (64,610) $  (61,628)
   Net realized gains (losses)                --           --     104,459      38,440
   Change in unrealized gains
      (losses) on investments                 --           --      61,972     100,656
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 133,995       89,664     101,821      77,468
                                     -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               328,695      410,693      52,832     278,354
   Transfers from other funding
      options                          9,396,879    6,923,741     543,978     292,218
   Contract charges                         (818)        (553)       (623)       (593)
   Contract surrenders                (1,667,639)    (556,025)    (86,258)   (115,485)
   Transfers to other funding
      options                         (8,336,607)  (4,912,150)   (485,589)   (174,585)
   Other receipts (payments)              (8,996)          --     (18,483)     (2,316)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (288,486)   1,865,706       5,857     277,593
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                  (154,491)   1,955,370     107,678     355,061
NET ASSETS:
   Beginning of period                 4,919,873    2,964,503   3,043,223   2,688,162
                                     -----------  -----------  ----------  ----------
   End of period                     $ 4,765,382  $ 4,919,873  $3,150,901  $3,043,223
                                     ===========  ===========  ==========  ==========

                                        DWSII TECHNOLOGY     DWSII TURNER MID CAP GROWTH
                                           SUBACCOUNT                 SUBACCOUNT
                                            (CLASS B)                 (CLASS B)
                                     ----------------------  ---------------------------
                                        2007        2006        2007             2006
                                     ----------  ----------  ----------       ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (24,417) $  (25,551) $  (47,373)      $  (43,932)
   Net realized gains (losses)           37,650       7,045     252,342          197,886
   Change in unrealized gains
      (losses) on investments            71,963     (12,584)    260,457          (64,557)
                                     ----------  ----------  ----------       ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 85,196     (31,090)    465,426           89,397
                                     ----------  ----------  ----------       ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               84,458      31,999      40,631           54,542
   Transfers from other funding
      options                           542,361     128,349     347,614          175,552
   Contract charges                        (317)       (409)       (436)            (432)
   Contract surrenders                  (50,185)    (56,542)    (61,014)         (55,413)
   Transfers to other funding
      options                          (307,597)   (198,669)   (313,610)        (202,054)
   Other receipts (payments)             (3,440)    (44,297)     (7,060)              --
                                     ----------  ----------  ----------       ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     265,280    (139,569)      6,125          (27,805)
                                     ----------  ----------  ----------       ----------
      Net increase (decrease)
         in net assets                  350,476    (170,659)    471,551           61,592
NET ASSETS:
   Beginning of period                1,192,311   1,362,970   2,113,971        2,052,379
                                     ----------  ----------  ----------       ----------
   End of period                     $1,542,787  $1,192,311  $2,585,522       $2,113,971
                                     ==========  ==========  ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                                                       FIDELITY VIP
                                     FIDELITY VIP CONTRAFUND   DYNAMIC CAPITAL APPRECIATION    FIDELITY VIP MID CAP
                                            SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                                        (SERVICE CLASS 2)            (SERVICE CLASS 2)           (SERVICE CLASS 2)
                                     ------------------------  ----------------------------  ------------------------
                                         2007        2006         2007              2006         2007        2006
                                     -----------  -----------  ----------        ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (277,548) $  (192,375) $  (30,514)       $  (23,164) $  (420,877) $  (461,646)
   Net realized gains (losses)         6,712,248    1,931,773     276,685           108,408    3,086,255    3,233,381
   Change in unrealized gains
      (losses) on investments         (3,121,266)      71,894    (154,341)           66,890      973,936     (258,591)
                                     -----------  -----------  ----------        ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations               3,313,434    1,811,292      91,830           152,134    3,639,314    2,513,144
                                     -----------  -----------  ----------        ----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               310,331    2,032,476       3,180            14,349      592,186    1,679,991
   Transfers from other funding
      options                          2,707,685    2,068,079     234,616           257,160    2,171,755    2,599,742
   Contract charges                       (6,988)      (6,634)       (218)             (184)      (8,956)      (8,895)
   Contract surrenders                  (653,671)    (345,152)    (51,594)          (11,709)    (737,574)    (547,710)
   Transfers to other funding
      options                         (1,832,363)  (1,133,494)   (326,395)         (296,086)  (2,964,944)  (1,869,951)
   Other receipts (payments)             (67,569)     (13,242)         --                --      (17,838)    (114,979)
                                     -----------  -----------  ----------        ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      457,425    2,602,033    (140,411)          (36,470)    (965,371)   1,738,198
                                     -----------  -----------  ----------        ----------  -----------  -----------
      Net increase (decrease)
         in net assets                 3,770,859    4,413,325     (48,581)          115,664    2,673,943    4,251,342
NET ASSETS:
   Beginning of period                22,196,058   17,782,733   1,532,924         1,417,260   27,992,606   23,741,264
                                     -----------  -----------  ----------        ----------  -----------  -----------
   End of period                     $25,966,917  $22,196,058  $1,484,343        $1,532,924  $30,666,549  $27,992,606
                                     ===========  ===========  ==========        ==========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                           FTVIPT FRANKLIN                FTVIPT FRANKLIN
                                     RISING DIVIDENDS SECURITIES  SMALL MID-CAP GROWTH SECURITIES
                                             SUBACCOUNT                     SUBACCOUNT
                                              (CLASS 2)                      (CLASS 2)
                                     ---------------------------  -------------------------------
                                         2007            2006        2007                 2006
                                     -----------     -----------  ----------           ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    72,839     $  (108,097) $ (114,287)          $  (88,042)
   Net realized gains (losses)           528,502         208,846     556,222              103,802
   Change in unrealized gains
      (losses) on investments         (1,279,780)      1,660,377     (13,503)             285,461
                                     -----------     -----------  ----------           ----------
      Net increase (decrease)
         in net assets resulting
         from operations                (678,439)      1,761,126     428,432              301,221
                                     -----------     -----------  ----------           ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             1,163,280       2,022,600     527,309              978,769
   Transfers from other funding
      options                          1,541,454       1,263,572   2,290,289              516,711
   Contract charges                       (3,973)         (3,467)     (2,181)              (1,862)
   Contract surrenders                  (908,661)       (695,092)   (290,955)            (377,784)
   Transfers to other funding
      options                         (2,053,077)       (757,178)   (664,058)            (221,516)
   Other receipts (payments)            (102,326)       (205,445)    (69,625)            (251,313)
                                     -----------     -----------  ----------           ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (363,303)      1,624,990   1,790,779              643,005
                                     -----------     -----------  ----------           ----------
      Net increase (decrease)
         in net assets                (1,041,742)      3,386,116   2,219,211              944,226
NET ASSETS:
   Beginning of period                14,539,499      11,153,383   5,109,650            4,165,424
                                     -----------     -----------  ----------           ----------
   End of period                     $13,497,757     $14,539,499  $7,328,861           $5,109,650
                                     ===========     ===========  ==========           ==========

                                            FTVIPT TEMPLETON                   FTVIPT
                                     DEVELOPING MARKETS SECURITIES  TEMPLETON FOREIGN SECURITIES
                                              SUBACCOUNT                     SUBACCOUNT
                                               (CLASS 2)                     (CLASS 2)
                                     -----------------------------  ----------------------------
                                         2007              2006         2007             2006
                                     -----------       -----------  -----------      -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    43,650       $  (108,038) $    13,645      $  (126,452)
   Net realized gains (losses)         2,269,169           371,607    1,794,862          228,189
   Change in unrealized gains
      (losses) on investments          1,263,051         2,437,538      802,529        2,882,934
                                     -----------       -----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from operations               3,575,870         2,701,107    2,611,036        2,984,671
                                     -----------       -----------  -----------      -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               442,641           939,500    1,429,652        1,853,819
   Transfers from other funding
      options                          3,059,905         2,651,594    2,598,997        2,256,695
   Contract charges                       (3,634)           (3,231)      (5,432)          (4,816)
   Contract surrenders                  (507,018)         (111,436)    (789,319)        (489,647)
   Transfers to other funding
      options                         (3,310,951)       (2,179,631)  (3,611,403)      (1,773,034)
   Other receipts (payments)             (64,028)          (31,814)    (181,480)        (166,748)
                                     -----------       -----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (383,085)        1,264,982     (558,985)       1,676,269
                                     -----------       -----------  -----------      -----------
      Net increase (decrease)
         in net assets                 3,192,785         3,966,089    2,052,051        4,660,940
NET ASSETS:
   Beginning of period                14,369,790        10,403,701   19,734,442       15,073,502
                                     -----------       -----------  -----------      -----------
   End of period                     $17,562,575       $14,369,790  $21,786,493      $19,734,442
                                     ===========       ===========  ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                                     JANUS ASPEN GLOBAL   JANUS ASPEN GLOBAL       JANUS ASPEN
                                        LIFE SCIENCES         TECHNOLOGY        WORLDWIDE GROWTH
                                         SUBACCOUNT           SUBACCOUNT           SUBACCOUNT
                                      (SERVICE SHARES)     (SERVICE SHARES)     (SERVICE SHARES)
                                     ------------------  --------------------  ------------------
                                       2007      2006       2007       2006      2007      2006
                                     --------  --------  ----------  --------  --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (4,713) $ (4,846) $  (18,222) $(17,695) $ (3,605) $   (686)
   Net realized gains (losses)         14,564     5,662      19,478    13,782     9,782     1,761
   Change in unrealized gains
      (losses) on investments          32,755     9,450     230,422    50,725    10,593    33,524
                                     --------  --------  ----------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations               42,606    10,266     231,678    46,812    16,770    34,599
                                     --------  --------  ----------  --------  --------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                523       366       9,733   112,490    45,403       567
   Transfers from other funding
      options                          73,829     2,452   1,711,332   185,486    15,576     4,205
   Contract charges                       (79)     (119)       (326)     (341)      (49)      (56)
   Contract surrenders                (23,019)   (4,246)    (25,888)   (9,889)  (35,099)   (5,976)
   Transfers to other funding
      options                         (25,539)   (1,423)    (69,566)  (91,786)   (3,359)   (1,573)
   Other receipts (payments)               --        --          --   (10,012)       --        --
                                     --------  --------  ----------  --------  --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    25,715    (2,970)  1,625,285   185,948    22,472    (2,833)
                                     --------  --------  ----------  --------  --------  --------
      Net increase (decrease)
         in net assets                 68,321     7,296   1,856,963   232,760    39,242    31,766
NET ASSETS:
   Beginning of period                237,597   230,301     999,185   766,425   250,705   218,939
                                     --------  --------  ----------  --------  --------  --------
   End of period                     $305,918  $237,597  $2,856,148  $999,185  $289,947  $250,705
                                     ========  ========  ==========  ========  ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET AGGRESSIVE GROWTH  LMPVET AGGRESSIVE GROWTH
                                            SUBACCOUNT                SUBACCOUNT
                                             (CLASS I)                (CLASS II)
                                     ------------------------  ------------------------
                                           2007 (b)     2006         2007 (b)  2006
                                         -----------  -------      ----------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (104,025)  $--         $  (94,182)  $--
   Net realized gains (losses)                27,610    --             29,503    --
   Change in unrealized gains
      (losses) on investments               (293,058)   --           (287,503)   --
                                         -----------   ---         ----------   ---
      Net increase (decrease)
         in net assets resulting
         from operations                    (369,473)   --           (352,182)   --
                                         -----------   ---         ----------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   164,743    --            456,837    --
   Transfers from other funding
      options                              8,687,153    --          7,481,772    --
   Contract charges                           (2,233)   --             (2,232)   --
   Contract surrenders                      (193,847)   --           (176,646)   --
   Transfers to other funding
      options                             (1,076,515)   --           (447,656)   --
   Other receipts (payments)                  (5,512)   --            (18,561)   --
                                         -----------   ---         ----------   ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions        7,573,789    --          7,293,514    --
                                         -----------   ---         ----------   ---
      Net increase (decrease)
         in net assets                     7,204,316    --          6,941,332    --
NET ASSETS:
   Beginning of period                            --    --                 --    --
                                         -----------   ---         ----------   ---
   End of period                         $ 7,204,316   $--         $6,941,332   $--
                                         ===========   ===         ==========   ===

                                     LMPVET APPRECIATION     LMPVET EQUITY INDEX
                                         SUBACCOUNT              SUBACCOUNT
                                          (CLASS I)              (CLASS II)
                                     -------------------  ------------------------
                                         2007 (b)  2006       2007        2006
                                       ----------  ----   -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $   (4,869)  $--   $   (48,783) $   (75,050)
   Net realized gains (losses)            139,279    --       894,449      338,399
   Change in unrealized gains
      (losses) on investments             (89,742)   --      (450,289)   1,293,047
                                       ----------   ---   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                   44,668    --       395,377    1,556,396
                                       ----------   ---   -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  2,322    --       289,062      769,934
   Transfers from other funding
      options                           1,760,798    --       484,729      684,964
   Contract charges                          (414)   --        (4,857)      (5,339)
   Contract surrenders                    (14,402)   --      (390,577)    (274,607)
   Transfers to other funding
      options                            (135,282)   --    (1,056,406)  (1,127,877)
   Other receipts (payments)              (12,067)   --       (31,531)    (104,436)
                                       ----------   ---   -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     1,600,955    --      (709,580)     (57,361)
                                       ----------   ---   -----------  -----------
      Net increase (decrease)
         in net assets                  1,645,623    --      (314,203)   1,499,035
NET ASSETS:
   Beginning of period                         --    --    13,421,871   11,922,836
                                       ----------   ---   -----------  -----------
   End of period                       $1,645,623   $--   $13,107,668  $13,421,871
                                       ==========   ===   ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET FUNDAMENTAL VALUE     LMPVET INVESTORS     LMPVET LARGE CAP GROWTH
                                            SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                            (CLASS I)                 (CLASS I)               (CLASS I)
                                     ------------------------  ----------------------  -----------------------
                                           2007 (b)  2006         2007        2006         2007 (b)   2006
                                         ----------  ----      ----------  ----------     ----------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $   (4,465) $ --      $  (22,690) $   (8,150)    $  (32,767) $ --
   Net realized gains (losses)              220,983    --         126,649     113,805          2,557    --
   Change in unrealized gains
      (losses) on investments              (471,368)   --         (40,968)    322,155         11,416    --
                                         ----------  ----      ----------  ----------     ----------  ----
      Net increase (decrease)
         in net assets resulting
         from operations                   (254,850)   --          62,991     427,810        (18,794)   --
                                         ----------  ----      ----------  ----------     ----------  ----
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   79,684    --          35,796     237,656         12,532    --
   Transfers from other funding
      options                             4,976,878    --          45,398     134,550      2,666,149    --
   Contract charges                          (1,288)   --            (916)       (921)          (985)   --
   Contract surrenders                     (123,772)   --         (66,142)    (54,063)       (48,331)   --
   Transfers to other funding
      options                               (69,400)   --         (89,608)   (203,055)      (170,943)   --
   Other receipts (payments)                (17,122)   --              --          --             --    --
                                         ----------  ----      ----------  ----------     ----------  ----
      Net increase (decrease)
         in net assets resulting
         from contract transactions       4,844,980    --         (75,472)    114,167      2,458,422    --
                                         ----------  ----      ----------  ----------     ----------  ----
      Net increase (decrease)
         in net assets                    4,590,130    --         (12,481)    541,977      2,439,628    --
NET ASSETS:
   Beginning of period                           --    --       3,092,100   2,550,123             --    --
                                         ----------  ----      ----------  ----------     ----------  ----
   End of period                         $4,590,130  $ --      $3,079,619  $3,092,100     $2,439,628  $ --
                                         ==========  ====      ==========  ==========     ==========  ====

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVET SMALL CAP GROWTH                               LMPVPI ALL CAP          LMPVPI ALL CAP
                                            SUBACCOUNT        LMPVET SOCIAL AWARENESS        SUBACCOUNT              SUBACCOUNT
                                             (CLASS I)                SUBACCOUNT             (CLASS I)               (CLASS II)
                                     -----------------------  -----------------------  -----------------------  -------------------
                                        2007         2006         2007        2006       2007 (a)      2006      2007 (a)    2006
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (98,141) $  (95,035)  $    (4,521) $ (11,381)  $   (14,484) $  (22,406) $  (1,258) $    317
   Net realized gains (losses)          441,835     307,334       161,855      2,776       990,488     199,926     24,053     7,676
   Change in unrealized gains
      (losses) on investments            42,975     251,001       (74,669)    56,600      (760,158)    449,181    (11,222)    9,801
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                386,669     463,300        82,665     47,995       215,846     626,701     11,573    17,794
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               80,158     243,120         1,876     57,870        11,997     146,402     20,948   183,253
   Transfers from other funding
      options                           135,820     527,588        17,118     61,974        20,317      80,010        109     2,208
   Contract charges                      (1,701)     (1,740)         (458)      (435)           (4)     (1,225)        --       (18)
   Contract surrenders                 (245,060)   (154,261)       (3,546)    (4,931)      (25,835)    (90,196)      (914)   (1,142)
   Transfers to other funding
      options                          (315,930)   (607,551)       (7,057)   (15,852)   (4,692,179)   (144,839)  (257,046)     (256)
   Other receipts (payments)            (44,926)    (36,982)           --         --       (74,586)         --         --        --
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (391,639)    (29,826)        7,933     98,626    (4,760,290)     (9,848)  (236,903)  184,045
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
      Net increase (decrease)
         in net assets                   (4,970)    433,474        90,598    146,621    (4,544,444)    616,853   (225,330)  201,839
NET ASSETS:
   Beginning of period                4,925,899   4,492,425       925,855    779,234     4,544,444   3,927,591    225,330    23,491
                                     ----------  ----------   -----------  ---------   -----------  ----------  ---------  --------
   End of period                     $4,920,929  $4,925,899   $ 1,016,453  $ 925,855   $        --  $4,544,444  $      --  $225,330
                                     ==========  ==========   ===========  =========   ===========  ==========  =========  ========

   The accompanying notes are an integral part of these financial statements.

                                      LMPVPII GROWTH AND INCOME    LMPVPI LARGE CAP GROWTH   LMPVPII AGGRESSIVE GROWTH
                                             SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                                             (CLASS I)                   (CLASS I)                    (CLASS I)
                                     --------------------------  --------------------------  --------------------------
                                       2007 (a)        2006         2007 (a)        2006       2007 (a)        2006
                                     ------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (9,183)  $  (23,196)   $   (16,411)   $  (49,824)  $   (52,997)  $ (163,818)
   Net realized gains (losses)           348,685       21,591        393,380        29,137     1,927,125      143,032
   Change in unrealized gains
      (losses) on investments           (267,009)     156,564       (271,145)       81,311    (1,587,920)     716,481
                                     -----------   ----------    -----------    ----------   -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  72,493      154,959        105,824        60,624       286,208      695,695
                                     -----------   ----------    -----------    ----------   -----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                21,393       29,453         36,032       133,332        69,005      773,934
   Transfers from other funding
      options                              3,948       67,774         14,217       149,840       187,437      339,982
   Contract charges                           (5)        (436)            --        (1,019)           (7)      (2,690)
   Contract surrenders                    (9,348)     (39,034)       (41,194)      (31,012)      (73,333)    (194,003)
   Transfers to other funding
      options                         (1,758,647)     (26,288)    (2,691,716)     (354,249)   (8,839,010)    (737,160)
   Other receipts (payments)                  --       (6,526)       (33,971)           --       (91,762)     (66,802)
                                     -----------   ----------    -----------    ----------   -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,742,659)      24,943     (2,716,632)     (103,108)   (8,747,670)     113,261
                                     -----------   ----------    -----------    ----------   -----------   ----------
      Net increase (decrease)
         in net assets                (1,670,166)     179,902     (2,610,808)      (42,484)   (8,461,462)     808,956
NET ASSETS:
   Beginning of period                 1,670,166    1,490,264      2,610,808     2,653,292     8,461,462    7,652,506
                                     -----------   ----------    -----------    ----------   -----------   ----------
   End of period                     $        --   $1,670,166    $        --    $2,610,808   $        --   $8,461,462
                                     ===========   ==========    ===========    ==========   ===========   ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     LMPVPII AGGRESSIVE GROWTH    LMPVET CAPITAL AND INCOME
                                              SUBACCOUNT                 SUBACCOUNT
                                              (CLASS II)                 (CLASS II)
                                     --------------------------  --------------------------
                                       2007 (a)        2006        2007 (b)        2006
                                     ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (43,131)   $ (120,910)   $   (1,938)       $--
   Net realized gains (losses)         1,428,336       118,217       765,601         --
   Change in unrealized gains
      (losses) on investments         (1,154,276)      503,219      (770,491)        --
                                     -----------    ----------    ----------        ---
      Net increase (decrease)
         in net assets resulting
         from operations                 230,929       500,526        (6,828)        --
                                     -----------    ----------    ----------        ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               187,589     1,785,627       254,815         --
   Transfers from other funding
      options                            246,145       427,438     4,884,900         --
   Contract charges                          (17)       (1,954)       (1,383)        --
   Contract surrenders                  (153,377)     (277,122)     (101,451)        --
   Transfers to other funding
      options                         (7,603,394)     (502,030)     (222,524)        --
   Other receipts (payments)             (39,460)      (12,664)      (26,556)        --
                                     -----------    ----------    ----------        ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (7,362,514)    1,419,295     4,787,801         --
                                     -----------    ----------    ----------        ---
      Net increase (decrease)
         in net assets                (7,131,585)    1,919,821     4,780,973         --
NET ASSETS:
   Beginning of period                 7,131,585     5,211,764            --         --
                                     -----------    ----------    ----------        ---
   End of period                     $        --    $7,131,585    $4,780,973        $--
                                     ===========    ==========    ==========        ===

                                                                       LMPVPI TOTAL RETURN
                                     LMPVIT ADJUSTABLE RATE INCOME         SUBACCOUNT
                                              SUBACCOUNT                   (CLASS II)
                                     -----------------------------  -------------------------
                                          2007           2006         2007 (a)       2006
                                     ------------  ---------------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $   64,288      $   70,619    $    (1,113)  $   13,187
   Net realized gains (losses)            (1,954)          3,332        422,705      108,496
   Change in unrealized gains
      (losses) on investments            (72,946)         (8,331)      (299,259)     253,320
                                      ----------      ----------    -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 (10,612)         65,620        122,333      375,003
                                      ----------      ----------    -----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 1,416         121,892        187,846    1,347,454
   Transfers from other funding
      options                            112,197         868,401        100,687      258,080
   Contract charges                         (668)           (777)            (4)      (1,163)
   Contract surrenders                  (127,793)        (76,086)      (132,480)    (102,544)
   Transfers to other funding
      options                           (476,238)       (893,533)    (4,547,209)     (90,927)
   Other receipts (payments)             (15,802)       (561,193)       (25,986)     (82,439)
                                      ----------      ----------    -----------   ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (506,888)       (541,296)    (4,417,146)   1,328,461
                                      ----------      ----------    -----------   ----------
      Net increase (decrease)
         in net assets                  (517,500)       (475,676)    (4,294,813)   1,703,464
NET ASSETS:
   Beginning of period                 2,941,227       3,416,903      4,294,813    2,591,349
                                      ----------      ----------    -----------   ----------
   End of period                      $2,423,727      $2,941,227    $        --   $4,294,813
                                      ==========      ==========    ===========   ==========

   The accompanying notes are an integral part of these financial statements.

                                             LORD ABBETT               LORD ABBETT            MIST BATTERYMARCH
                                          GROWTH AND INCOME           MID-CAP VALUE             MID-CAP STOCK
                                             SUBACCOUNT                SUBACCOUNT                 SUBACCOUNT
                                             (CLASS VC)                (CLASS VC)                 (CLASS A)
                                     -------------------------  -------------------------  ----------------------
                                       2007 (a)       2006         2007 (a)       2006        2007       2006 (c)
                                     ------------  -----------  ------------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (96,432) $  (100,159) $    (84,052) $  (186,978) $  (87,638) $  (66,133)
   Net realized gains (losses)          2,133,663      527,878     2,182,490    1,090,747     672,887     (21,896)
   Change in unrealized gains
      (losses) on investments          (1,472,754)   1,484,319      (801,611)     292,716    (362,707)   (191,425)
                                     ------------  -----------  ------------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  564,477    1,912,038     1,296,827    1,196,485     222,542    (279,454)
                                     ------------  -----------  ------------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 90,915      578,596        48,049      445,233      81,108      19,891
   Transfers from other funding
      options                              97,809    1,074,212       155,235      765,592     262,383   5,764,668
   Contract charges                           (14)      (4,278)           (8)      (3,745)     (1,336)     (1,369)
   Contract surrenders                    (68,038)    (240,488)     (106,862)    (386,799)   (187,607)    (60,583)
   Transfers to other funding
      options                         (15,670,309)    (574,292)  (14,405,873)  (1,549,227)   (331,657)   (175,130)
   Other receipts (payments)              (49,700)     (82,956)      (24,442)     (76,270)    (17,800)         --
                                     ------------  -----------  ------------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (15,599,337)     750,794   (14,333,901)    (805,216)   (194,909)  5,547,477
                                     ------------  -----------  ------------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                (15,034,860)   2,662,832   (13,037,074)     391,269      27,633   5,268,023
NET ASSETS:
   Beginning of period                 15,034,860   12,372,028    13,037,074   12,645,805   5,268,023          --
                                     ------------  -----------  ------------  -----------  ----------  ----------
   End of period                     $         --  $15,034,860  $         --  $13,037,074  $5,295,656  $5,268,023
                                     ============  ===========  ============  ===========  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST BLACKROCK HIGH YIELD  MIST BLACKROCK LARGE-CAP CORE
                                             SUBACCOUNT                  SUBACCOUNT
                                             (CLASS A)                   (CLASS E)
                                     -------------------------  -----------------------------
                                          2007       2006 (c)      2007 (b)         2006
                                     ------------  -----------  ------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   362,912   $  (66,719)   $  (62,893)        $--
   Net realized gains (losses)            (4,093)       5,441        15,733          --
   Change in unrealized gains
      (losses) on investments           (523,685)     316,030        38,779          --
                                     -----------   ----------    ----------         ---
      Net increase (decrease)
         in net assets resulting
         from operations                (164,866)     254,752        (8,381)         --
                                     -----------   ----------    ----------         ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                87,026       55,615         8,627          --
   Transfers from other funding
      options                          8,090,752    5,238,239     5,176,381          --
   Contract charges                       (3,753)      (1,443)         (950)         --
   Contract surrenders                  (407,005)     (91,532)     (123,211)         --
   Transfers to other funding
      options                         (1,143,630)    (179,465)     (800,688)         --
   Other receipts (payments)                  --       (9,637)           --          --
                                     -----------   ----------    ----------         ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions    6,623,390    5,011,777     4,260,159          --
      Net increase (decrease)
         in net assets                 6,458,524    5,266,529     4,251,778          --
NET ASSETS:
   Beginning of period                 5,266,529           --            --          --
                                     -----------   ----------    ----------         ---
   End of period                     $11,725,053   $5,266,529    $4,251,778         $--
                                     ===========   ==========    ==========         ===

                                     MIST BLACKROCK LARGE-CAP CORE  MIST DREMAN SMALL-CAP VALUE
                                              SUBACCOUNT                    SUBACCOUNT
                                              (CLASS A)                     (CLASS A)
                                     -----------------------------  ---------------------------
                                        2007 (a)       2006 (c)         2007         2006 (c)
                                     ------------  ---------------  -----------  --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $     2,468     $  (63,236)     $  (9,944)     $  (1,264)
   Net realized gains (losses)           549,289         (7,192)        14,999          4,574
   Change in unrealized gains
      (losses) on investments           (323,399)       323,399        (23,082)        21,871
                                     -----------     ----------      ---------      ---------
   Net increase (decrease)
      in net assets resulting
      from operations                    228,358        252,971        (18,027)        25,181
                                     -----------     ----------      ---------      ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 9,418         37,948          1,480          4,113
   Transfers from other funding
      options                             16,864      4,904,678        431,456        476,434
   Contract charges                           (4)        (1,008)          (129)           (47)
   Contract surrenders                   (28,141)       (28,802)       (13,972)        (3,486)
   Transfers to other funding
      options                         (5,107,379)      (238,238)      (273,000)      (130,998)
   Other receipts (payments)             (23,618)       (23,047)            --             --
                                     -----------     ----------      ---------      ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (5,132,860)     4,651,531        145,835        346,016
      Net increase (decrease)
         in net assets                (4,904,502)     4,904,502        127,808        371,197
NET ASSETS:
   Beginning of period                 4,904,502             --        371,197             --
                                     -----------     ----------      ---------      ---------
   End of period                     $        --     $4,904,502      $ 499,005      $ 371,197
                                     ===========     ==========      =========      =========

   The accompanying notes are an integral part of these financial statements.

                                       MIST HARRIS OAKMARK
                                          INTERNATIONAL           MIST JANUS FORTY     MIST LAZARD MID-CAP
                                            SUBACCOUNT               SUBACCOUNT             SUBACCOUNT
                                            (CLASS A)                 (CLASS A)             (CLASS B)
                                     -----------------------  -----------------------  -------------------
                                         2007      2006 (c)       2007      2006 (c)      2007 (b)  2006
                                     -----------  ----------  -----------  ----------     --------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (76,379) $  (67,019) $  (157,751) $ (105,402)    $ (6,119)  $--
   Net realized gains (losses)           694,855      (1,133)   1,475,324     (30,905)      (1,201)   --
   Change in unrealized gains
      (losses) on investments           (855,323)    626,947      957,135     302,770      (54,598)   --
                                     -----------  ----------  -----------  ----------     --------   ---
      Net increase (decrease)
         in net assets resulting
         from operations                (236,847)    558,795    2,274,708     166,463      (61,918)   --
                                     -----------  ----------  -----------  ----------     --------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               141,470      35,614      192,817     250,526          636    --
   Transfers from other funding
      options                          2,645,124   6,166,803      862,175   8,746,409      510,526    --
   Contract charges                       (1,858)     (1,545)      (2,679)     (2,875)        (117)   --
   Contract surrenders                  (328,060)   (103,008)    (189,053)   (142,853)      (6,282)   --
   Transfers to other funding
      options                         (1,221,885)   (375,036)    (816,721)   (708,739)     (12,906)   --
   Other receipts (payments)             (44,395)    (14,979)      (3,125)    (16,498)          --    --
                                     -----------  ----------  -----------  ----------     --------   ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions    1,190,396   5,707,849       43,414   8,125,970      491,857    --
                                     -----------  ----------  -----------  ----------     --------   ---
      Net increase (decrease)
         in net assets                   953,549   6,266,644    2,318,122   8,292,433      429,939    --
NET ASSETS:
   Beginning of period                 6,266,644          --    8,292,433          --           --    --
                                     -----------  ----------  -----------  ----------     --------   ---
   End of period                     $ 7,220,193  $6,266,644  $10,610,555  $8,292,433     $429,939   $--
                                     ===========  ==========  ===========  ==========     ========   ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST LEGG MASON PARTNERS     MIST LORD ABBETT
                                          MANAGED ASSETS           BOND DEBENTURE
                                            SUBACCOUNT                SUBACCOUNT
                                             (CLASS A)               (CLASS A)
                                     ------------------------  ----------------------
                                         2007      2006 (c)       2007      2006 (c)
                                      ----------  ----------   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $   18,593  $  (54,382)  $  149,659  $  (46,782)
   Net realized gains (losses)           377,258         953       54,405       2,671
   Change in unrealized gains
      (losses) on investments           (213,538)    270,959       (8,594)    212,983
                                      ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 182,313     217,530      195,470     168,872
                                      ----------  ----------   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                79,059      50,315       21,154      23,661
   Transfers from other funding
      options                             63,859   4,337,962      715,209   4,200,812
   Contract charges                       (1,290)     (1,350)        (762)       (809)
   Contract surrenders                  (105,365)    (93,707)    (221,633)   (135,709)
   Transfers to other funding
      options                            (80,450)   (202,234)    (735,471)   (153,144)
   Other receipts (payments)             (67,929)         --      (22,734)    (67,176)
                                      ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (112,116)  4,090,986     (244,237)  3,867,635
                                      ----------  ----------   ----------  ----------
      Net increase (decrease)
         in net assets                    70,197   4,308,516      (48,767)  4,036,507
NET ASSETS:
   Beginning of period                 4,308,516          --    4,036,507          --
                                      ----------  ----------   ----------  ----------
   End of period                      $4,378,713  $4,308,516   $3,987,740  $4,036,507
                                      ==========  ==========   ==========  ==========

                                         MIST LORD ABBETT         MIST LORD ABBETT
                                         GROWTH AND INCOME         MID-CAP VALUE
                                            SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)               (CLASS B)
                                     ------------------------  ---------------------
                                         2007       2006 (c)       2007     2006 (c)
                                     -----------  -----------  -----------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (307,043) $  (169,137) $  (179,502) $   (663)
   Net realized gains (losses)           839,233        6,359      (33,352)      298
   Change in unrealized gains
      (losses) on investments           (502,781)   1,219,016   (1,251,102)   11,651
                                     -----------  -----------  -----------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                  29,409    1,056,238   (1,463,956)   11,286
                                     -----------  -----------  -----------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
   from contract owners                  422,190      254,487      282,477     9,360
   Transfers from other funding
   options                            16,154,195   14,753,303   14,872,203    94,632
   Contract charges                       (7,313)      (3,557)      (3,641)      (14)
   Contract surrenders                  (914,445)    (222,994)    (380,700)      (27)
   Transfers to other funding
   options                            (2,388,078)    (427,718)  (1,108,221)   (8,536)
   Other receipts (payments)            (131,414)     (65,404)     (27,436)       --
                                     -----------  -----------  -----------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   13,135,135   14,288,117   13,634,682    95,415
                                     -----------  -----------  -----------  --------
      Net increase (decrease)
         in net assets                13,164,544   15,344,355   12,170,726   106,701
NET ASSETS:
   Beginning of period                15,344,355           --      106,701        --
                                     -----------  -----------  -----------  --------
   End of period                     $28,508,899  $15,344,355  $12,277,427  $106,701
                                     ===========  ===========  ===========  ========

   The accompanying notes are an integral part of these financial statements.

                                          MIST MET/AIM           MIST MET/AIM          MIST MET/AIM
                                      CAPITAL APPRECIATION   CAPITAL APPRECIATION    SMALL CAP GROWTH
                                           SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                           (CLASS A)               (CLASS E)             (CLASS A)
                                     ----------------------  --------------------  --------------------
                                       2007        2006 (c)   2007 (b)     2006      2007      2006 (c)
                                     ----------  ----------  ----------  --------  --------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (53,279) $  (30,846) $  (85,415)   $--   $  (6,399)   $ (1,853)
   Net realized gains (losses)           (4,092)    326,069      10,334     --       8,882       1,773
   Change in unrealized gains
      (losses) on investments           324,540    (341,583)    254,599     --       6,763       1,191
                                     ----------  ----------  ----------    ---   ---------    --------
      Net increase (decrease)
         in net assets resulting
         from operations                267,169     (46,360)    179,518     --       9,246       1,111
                                     ----------  ----------  ----------    ---   ---------    --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               24,862      80,148     357,872     --      16,125      21,371
   Transfers from other funding
      options                            97,793   2,894,147   7,018,014     --     424,491     171,589
   Contract charges                        (828)       (862)     (2,145)    --        (149)        (47)
   Contract surrenders                  (87,925)   (127,104)   (153,563)    --     (47,333)       (124)
   Transfers to other funding
      options                          (141,717)    (38,026)   (607,457)    --    (153,154)     (3,738)
   Other receipts (payments)            (22,750)         --     (15,522)    --          --          --
                                     ----------  ----------  ----------    ---   ---------    --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (130,565)  2,808,303   6,597,199     --     239,980     189,051
                                     ----------  ----------  ----------    ---   ---------    --------
      Net increase (decrease)
         in net assets                  136,604   2,761,943   6,776,717     --     249,226     190,162
NET ASSETS:
   Beginning of period                2,761,943          --          --     --     190,162          --
                                     ----------  ----------  ----------    ---   ---------    --------
   End of period                     $2,898,547  $2,761,943  $6,776,717    $--   $ 439,388    $190,162
                                     ==========  ==========  ==========    ===   =========    ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST MFS EMERGING  MIST MFS RESEARCH                            MIST NEUBERGER BERMAN
                                      MARKETS EQUITY      INTERNATIONAL         MIST MFS VALUE            REAL ESTATE
                                        SUBACCOUNT          SUBACCOUNT            SUBACCOUNT               SUBACCOUNT
                                         (CLASS A)          (CLASS B)              (CLASS A)               (CLASS A)
                                     -----------------  -----------------  ----------------------  -------------------------
                                      2007 (b)   2006     2007 (b)   2006      2007      2006 (c)      2007        2006 (c)
                                     ----------  -----  ----------  -----  ----------  ----------  -----------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (70,691)  $--   $  (14,724)   $--  $ (174,151) $    1,035  $  (128,956)  $  (207,599)
   Net realized gains (losses)          108,210    --        2,006     --     272,309     336,978    1,687,251       110,595
   Change in unrealized gains
      (losses) on investments         1,139,133    --       65,605     --     358,674     409,706   (4,223,659)    3,263,550
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from operations              1,176,652    --       52,887     --     456,832     747,719   (2,665,364)    3,166,546
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              153,442    --       36,430     --     198,113     203,620      304,935       373,442
   Transfers from other funding
      options                         5,634,569    --    2,034,165     --   1,889,901   7,707,291    1,886,078    15,945,212
   Contract charges                        (972)   --         (240)    --      (2,274)     (1,982)      (4,986)       (5,793)
   Contract surrenders                 (144,427)   --      (20,060)    --    (397,118)   (280,806)    (816,985)     (396,766)
   Transfers to other funding
      options                          (797,616)   --      (67,308)    --    (970,813)   (290,136)  (3,572,093)   (1,130,589)
   Other receipts (payments)             (3,094)   --           --     --     (43,967)         --      (60,739)      (45,594)
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   4,841,902    --    1,982,987     --     673,842   7,337,987   (2,263,790)   14,739,912
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
      Net increase (decrease)
         in net assets                6,018,554    --    2,035,874     --   1,130,674   8,085,706   (4,929,154)   17,906,458
NET ASSETS:
   Beginning of period                       --    --           --     --   8,085,706          --   17,906,458            --
                                     ----------   ---   ----------    ---  ----------  ----------  -----------   -----------
   End of period                     $6,018,554   $--   $2,035,874    $--  $9,216,380  $8,085,706  $12,977,304   $17,906,458
                                     ==========   ===   ==========    ===  ==========  ==========  ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                                        MIST OPPENHEIMER     MIST PIMCO INFLATION
                                      CAPITAL APPRECIATION      PROTECTED BOND        MIST PIONEER FUND
                                           SUBACCOUNT             SUBACCOUNT              SUBACCOUNT
                                           (CLASS B)              (CLASS A)               (CLASS A)
                                     ----------------------  --------------------  ----------------------
                                        2007      2006 (c)       2007 (b)   2006      2007      2006 (c)
                                     ----------  ----------    -----------  ----   ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (116,761) $  (64,493)   $  (150,694)  $--   $  (13,786) $  (16,608)
   Net realized gains (losses)          432,496     (16,184)        24,102    --       59,189       1,161
   Change in unrealized gains
      (losses) on investments           335,584     167,915        810,364    --        1,961     108,210
                                     ----------  ----------    -----------   ---   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                651,319      87,238        683,772    --       47,364      92,763
                                     ----------  ----------    -----------   ---   ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              488,980     712,505         45,265    --          954       7,313
   Transfers from other funding
      options                         1,288,621   5,437,258     12,489,099    --      109,093   1,298,290
   Contract charges                      (1,868)     (1,758)        (3,187)   --         (285)       (285)
   Contract surrenders                 (294,736)   (114,790)      (363,615)   --     (145,415)    (18,744)
   Transfers to other funding
      options                          (867,024)   (416,857)      (861,169)   --     (283,051)    (11,965)
   Other receipts (payments)            (72,172)    (86,889)       (13,282)   --           --          --
                                     ----------  ----------    -----------   ---   ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     541,801   5,529,469     11,293,111    --     (318,704)  1,274,609
                                     ----------  ----------    -----------   ---   ----------  ----------
      Net increase (decrease)
         in net assets                1,193,120   5,616,707     11,976,883    --     (271,340)  1,367,372
NET ASSETS:
   Beginning of period                5,616,707          --             --    --    1,367,372          --
                                     ----------  ----------    -----------   ---   ----------  ----------
   End of period                     $6,809,827  $5,616,707    $11,976,883   $--   $1,096,032  $1,367,372
                                     ==========  ==========    ===========   ===   ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     MIST PIONEER MID-CAP VALUE  MIST PIONEER STRATEGIC INCOME
                                             SUBACCOUNT                    SUBACCOUNT
                                             (CLASS A)                     (CLASS A)
                                     --------------------------  -----------------------------
                                          2007 (a)  2006 (c)            2007      2006 (c)
                                         ---------  --------         ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $    (912) $ (4,242)        $ (115,724) $  311,067
   Net realized gains (losses)              70,390     6,556             23,086       8,461
   Change in unrealized gains
      (losses) on investments              (22,913)   22,913            511,935     (29,805)
                                         ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                    46,565    25,227            419,297     289,723
                                         ---------  --------         ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   4,944    25,261             61,431      73,463
   Transfers from other funding
      options                                3,524   460,166          1,049,246   9,487,051
   Contract charges                             --      (111)            (2,162)     (2,307)
   Contract surrenders                        (440)   (4,588)          (321,785)   (130,452)
   Transfers to other funding
      options                             (521,123)   (4,333)          (760,979)   (450,839)
   Other receipts (payments)                    --   (35,092)           (33,357)    (81,419)
                                         ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (513,095)  441,303             (7,606)  8,895,497
                                         ---------  --------         ----------  ----------
      Net increase (decrease)
         in net assets                    (466,530)  466,530            411,691   9,185,220
NET ASSETS:
   Beginning of period                     466,530        --          9,185,220          --
                                         ---------  --------         ----------  ----------
   End of period                         $      --  $466,530         $9,596,911  $9,185,220
                                         =========  ========         ==========  ==========

                                         MIST THIRD AVENUE          MSF BLACKROCK
                                          SMALL CAP VALUE         AGGRESSIVE GROWTH
                                            SUBACCOUNT               SUBACCOUNT
                                             (CLASS B)                (CLASS D)
                                     ------------------------  ----------------------
                                         2007       2006 (c)      2007      2006 (c)
                                     -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (297,607) $   (99,480) $ (100,116) $  (60,848)
   Net realized gains (losses)           672,144       (2,289)     49,747      (9,735)
   Change in unrealized gains
      (losses) on investments         (2,462,404)     373,765     926,137     (51,592)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations              (2,087,867)     271,996     875,768    (122,175)
                                     -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               442,010      146,388      93,087      40,666
   Transfers from other funding
      options                         16,622,982   12,096,576     551,620   5,191,371
   Contract charges                       (8,108)      (1,758)     (1,397)     (1,400)
   Contract surrenders                (1,108,507)    (244,609)   (229,644)   (101,681)
   Transfers to other funding
      options                         (2,530,412)    (167,558)   (324,716)   (100,328)
   Other receipts (payments)             (61,732)          --     (33,630)    (19,625)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   13,356,233   11,829,039      55,320   5,009,003
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                11,268,366   12,101,035     931,088   4,886,828
NET ASSETS:
   Beginning of period                12,101,035           --   4,886,828          --
                                     -----------  -----------  ----------  ----------
   End of period                     $23,369,401  $12,101,035  $5,817,916  $4,886,828
                                     ===========  ===========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.


                                     MSF BLACKROCK BOND INCOME   MSF BLACKROCK MONEY MARKET      MSF FI LARGE CAP
                                           SUBACCOUNT                   SUBACCOUNT                  SUBACCOUNT
                                            (CLASS A)                   (CLASS A)                    (CLASS A)
                                     -------------------------  ----------------------------  ----------------------
                                         2007       2006 (c)         2007          2006 (c)     2007        2006 (c)
                                      ----------  ----------    ------------    ------------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  107,100  $ (104,100)   $    835,049    $    427,746  $  (86,260) $  (61,579)
   Net realized gains (losses)            40,283       8,614              --              --     332,871     (12,487)
   Change in unrealized gains
      (losses) on investments            205,044     382,878              --              --    (148,568)    123,803
                                      ----------  ----------    ------------    ------------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 352,427     287,392         835,049         427,746      98,043      49,737
                                      ----------  ----------    ------------    ------------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                56,851     280,480       4,632,317       5,472,436      72,653      38,880
   Transfers from other funding
      options                            724,406   8,297,101      30,971,588      29,303,741      78,907   5,006,130
   Contract charges                       (2,792)     (2,933)         (7,170)         (6,114)     (1,377)     (1,448)
   Contract surrenders                  (420,040)   (128,907)     (6,319,569)     (1,082,926)   (292,225)    (81,878)
   Transfers to other funding
      options                           (365,389)   (452,070)    (18,346,813)    (11,000,839)   (226,509)   (147,673)
   Other receipts (payments)             (80,708)    (94,947)       (214,864)       (127,971)    (38,133)         --
                                      ----------  ----------    ------------    ------------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (87,672)  7,898,724      10,715,489      22,558,327    (406,684)  4,814,011
                                      ----------  ----------    ------------    ------------  ----------  ----------
      Net increase (decrease)
         in net assets                   264,755   8,186,116      11,550,538      22,986,073    (308,641)  4,863,748
NET ASSETS:
   Beginning of period                 8,186,116          --      22,986,073              --   4,863,748          --
                                      ----------  ----------    ------------    ------------  ----------  ----------
   End of period                      $8,450,871  $8,186,116    $ 34,536,611    $ 22,986,073  $4,555,107  $4,863,748
                                      ==========  ==========    ============    ============  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                MSF METLIFE AGGRESSIVE
                                        MSF FI VALUE LEADERS          ALLOCATION
                                            SUBACCOUNT                SUBACCOUNT
                                            (CLASS D)                 (CLASS B)
                                     ------------------------  -----------------------
                                        2007       2006 (c)      2007         2006 (c)
                                     -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (129,129) $  (141,256) $  (40,949) $  (20,880)
   Net realized gains (losses)         1,048,151       (5,539)     24,075      (1,689)
   Change in unrealized gains
      (losses) on investments           (661,337)     399,189      13,243     111,994
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 257,685      252,394      (3,631)     89,425
                                     -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               320,866      180,953      57,981      50,481
   Transfers from other funding
      options                            351,739   11,075,041     575,785   1,661,481
   Contract charges                       (3,281)      (3,406)     (1,079)       (726)
   Contract surrenders                  (315,656)    (208,579)    (35,823)    (40,728)
   Transfers to other funding
      options                           (608,769)    (189,704)   (201,104)     (4,383)
   Other receipts (payments)              (1,851)     (30,376)         --     (89,561)
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     (256,952)  10,823,929     395,760   1,576,564
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                       733   11,076,323     392,129   1,665,989
NET ASSETS:
   Beginning of period                11,076,323           --   1,665,989          --
                                     -----------  -----------  ----------  ----------
   End of period                     $11,077,056  $11,076,323  $2,058,118  $1,665,989
                                     ===========  ===========  ==========  ==========

                                     MSF METLIFE CONSERVATIVE  MSF METLIFE CONSERVATIVE
                                            ALLOCATION         TO MODERATE ALLOCATION
                                            SUBACCOUNT              SUBACCOUNT
                                            (CLASS B)                (CLASS B)
                                     ------------------------  ------------------------
                                       2007       2006 (c)       2007        2006 (c)
                                      ----------  ----------   -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  (48,656) $  (33,674)  $   (60,710) $  (22,538)
   Net realized gains (losses)            60,727       5,248        59,139         (50)
   Change in unrealized gains
      (losses) on investments             65,380     143,963        47,336     111,973
                                      ----------  ----------   -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  77,451     115,537        45,765      89,385
                                      ----------  ----------   -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 5,576      17,222       267,277      71,199
   Transfers from other funding
      options                            897,600   2,611,576     3,107,057   1,878,219
   Contract charges                         (393)       (351)       (1,036)       (829)
   Contract surrenders                   (75,345)    (44,508)   (1,341,761)    (11,382)
   Transfers to other funding
      options                           (800,265)     (4,759)      (76,792)     (1,602)
   Other receipts (payments)                  --          --            --     (85,875)
                                      ----------  ----------   -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       27,173   2,579,180     1,954,745   1,849,730
                                      ----------  ----------   -----------  ----------
      Net increase (decrease)
         in net assets                   104,624   2,694,717     2,000,510   1,939,115
NET ASSETS:
   Beginning of period                 2,694,717          --     1,939,115          --
                                      ----------  ----------   -----------  ----------
   End of period                      $2,799,341  $2,694,717   $ 3,939,625  $1,939,115
                                      ==========  ==========   ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                            MSF METLIFE        MSF METLIFE MODERATE TO
                                        MODERATE ALLOCATION     AGGRESSIVE ALLOCATION    MSF MFS TOTAL RETURN
                                            SUBACCOUNT                SUBACCOUNT              SUBACCOUNT
                                             (CLASS B)                (CLASS B)               (CLASS B)
                                     ------------------------  -----------------------  ----------------------
                                         2007       2006 (c)       2007      2006 (c)      2007      2006 (c)
                                     -----------  -----------  -----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (253,906) $  (141,228) $  (145,100) $  (90,249) $   (8,799) $  (51,904)
   Net realized gains (losses)           144,105      (14,208)     308,978     (32,440)    181,287       5,810
   Change in unrealized gains
      (losses) on investments            349,440      691,802       30,367     481,484    (106,545)    306,914
                                     -----------  -----------  -----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 239,639      536,366      194,245     358,795      65,943     260,820
                                     -----------  -----------  -----------  ----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               287,039      314,604      262,356     114,877     439,275      55,068
   Transfers from other funding
      options                          2,385,272   10,944,813    1,582,231   7,151,786   1,318,592   4,199,867
   Contract charges                       (3,170)      (2,456)      (2,790)     (2,017)       (888)       (881)
   Contract surrenders                  (434,510)    (197,497)    (215,285)    (63,866)   (198,893)    (54,601)
   Transfers to other funding
      options                           (856,998)    (295,564)  (1,981,551)   (474,430)   (305,811)   (260,197)
   Other receipts (payments)             (98,739)    (174,610)    (250,147)         --     (32,325)     (1,847)
                                     -----------  -----------  -----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    1,278,894   10,589,290     (605,186)  6,726,350   1,219,950   3,937,409
                                     -----------  -----------  -----------  ----------  ----------  ----------
      Net increase (decrease)
         in net assets                 1,518,533   11,125,656     (410,941)  7,085,145   1,285,893   4,198,229
NET ASSETS:
   Beginning of period                11,125,656           --    7,085,145          --   4,198,229          --
                                     -----------  -----------  -----------  ----------  ----------  ----------
   End of period                     $12,644,189  $11,125,656  $ 6,674,204  $7,085,145  $5,484,122  $4,198,229
                                     ===========  ===========  ===========  ==========  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                    MSF OPPENHEIMER
                                       MSF MFS TOTAL RETURN          GLOBAL EQUITY
                                            SUBACCOUNT                SUBACCOUNT
                                             (CLASS F)                 (CLASS B)
                                     ------------------------  ------------------------
                                         2007       2006 (c)       2007       2006 (c)
                                     -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $     7,732  $  (432,641) $  (357,805) $  (407,254)
   Net realized gains (losses)         1,410,637       42,006    1,126,445      (74,812)
   Change in unrealized gains
      (losses) on investments           (670,943)   2,583,830      822,708    2,222,408
                                     -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                 747,426    2,193,195    1,591,348    1,740,342
                                     -----------  -----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               401,822      813,564    1,181,304    1,515,439
   Transfers from other funding
      options                          1,187,260   33,494,651    1,334,790   34,564,009
   Contract charges                      (11,007)     (11,377)      (8,879)      (8,617)
   Contract surrenders                (1,123,813)    (648,058)  (1,161,257)    (456,742)
   Transfers to other funding
      options                         (2,161,949)  (1,274,183)  (4,691,124)  (2,117,664)
   Other receipts (payments)            (141,822)    (139,316)     (86,026)    (124,128)
                                     -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,849,509)  32,235,281   (3,431,192)  33,372,297
                                     -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets                (1,102,083)  34,428,476   (1,839,844)  35,112,639
NET ASSETS:
   Beginning of period                34,428,476           --   35,112,639           --
                                     -----------  -----------  -----------  -----------
   End of period                     $33,326,393  $34,428,476  $33,272,795  $35,112,639
                                     ===========  ===========  ===========  ===========

                                                                   MSF WESTERN
                                        MSF T. ROWE PRICE        ASSET MANAGEMENT
                                        LARGE CAP GROWTH         HIGH YIELD BOND
                                           SUBACCOUNT               SUBACCOUNT
                                            (CLASS B)               (CLASS A)
                                     ----------------------  -----------------------
                                        2007      2006 (c)     2007 (a)    2006 (c)
                                     ----------  ----------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (44,612) $  (31,862) $   712,108  $  (88,498)
   Net realized gains (losses)           50,343       6,115       58,857      13,376
   Change in unrealized gains
      (losses) on investments           164,458     194,772     (497,478)    497,478
                                     ----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                170,189     169,025      273,487     422,356
                                     ----------  ----------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               11,586       1,362       39,841      95,216
   Transfers from other funding
      options                           246,254   2,626,077      398,977   7,409,746
   Contract charges                        (392)       (470)         (14)     (2,551)
   Contract surrenders                 (104,152)    (51,035)     (82,306)   (152,565)
   Transfers to other funding
      options                          (115,830)   (222,432)  (7,937,563)   (376,472)
   Other receipts (payments)                 --          --      (12,154)    (75,998)
                                     ----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      37,466   2,353,502   (7,593,219)  6,897,376
                                     ----------  ----------  -----------  ----------
      Net increase (decrease)
         in net assets                  207,655   2,522,527   (7,319,732)  7,319,732
NET ASSETS:
   Beginning of period                2,522,527          --    7,319,732          --
                                     ----------  ----------  -----------  ----------
   End of period                     $2,730,182  $2,522,527  $        --  $7,319,732
                                     ==========  ==========  ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                     MSF WESTERN ASSET MANAGEMENT
                                           U.S. GOVERNMENT           PIMCO VIT REAL RETURN     PIMCO VIT TOTAL RETURN
                                              SUBACCOUNT                   SUBACCOUNT                SUBACCOUNT
                                              (CLASS A)              (ADMINISTRATIVE CLASS)    (ADMINISTRATIVE CLASS)
                                     ----------------------------  -------------------------  ------------------------
                                        2007            2006 (c)     2007 (a)        2006         2007         2006
                                     ----------        ----------  ----------    -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   63,106        $  (71,714) $    103,446  $   268,708  $   749,690  $   626,122
   Net realized gains (losses)           50,596            13,736      (699,546)     260,253      (84,476)      88,236
   Change in unrealized gains
      (losses) on investments            43,861           263,997       811,182     (664,975)   1,029,439     (233,164)
                                     ----------        ----------  ------------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                157,563           206,019       215,082     (136,014)   1,694,653      481,194
                                     ----------        ----------  ------------  -----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               46,661            81,080        77,317      598,422      187,484    1,148,037
   Transfers from other funding
      options                           637,378         6,731,173       442,120    1,386,466    2,340,729    2,943,855
   Contract charges                      (1,916)           (2,090)           (8)      (3,451)      (7,943)      (8,449)
   Contract surrenders                 (656,978)         (161,437)     (118,544)    (408,641)  (1,352,693)    (691,486)
   Transfers to other funding
      options                          (564,902)         (462,331)  (11,870,289)  (1,138,470)  (1,913,024)  (1,278,335)
   Other receipts (payments)            (34,201)          (47,333)      (51,349)     (46,014)    (109,648)    (128,581)
                                     ----------        ----------  ------------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (573,958)        6,139,062   (11,520,753)     388,312     (855,095)   1,985,041
                                     ----------        ----------  ------------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets                 (416,395)        6,345,081   (11,305,671)     252,298      839,558    2,466,235
NET ASSETS:
   Beginning of period                6,345,081                --    11,305,671   11,053,373   26,181,299   23,715,064
                                     ----------        ----------  ------------  -----------  -----------  -----------
   End of period                     $5,928,686        $6,345,081  $         --  $11,305,671  $27,020,857  $26,181,299
                                     ==========        ==========  ============  ===========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER AMERICA INCOME VCT  PIONEER BOND VCT
                                             SUBACCOUNT             SUBACCOUNT
                                             (CLASS II)             (CLASS II)
                                     --------------------------  ----------------
                                       2007 (d)         2006      2007 (e)   2006
                                     ------------   -----------  ----------   ---
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    217,100   $   185,865  $   36,333   $--
   Net realized gains (losses)            (93,308)      (52,093)        656    --
   Change in unrealized gains
      (losses) on investments             208,007       (36,922)     68,283    --
                                     ------------   -----------  ----------   ---
      Net increase (decrease)
         in net assets resulting
         from operations                  331,799        96,850     105,272    --
                                     ------------   -----------  ----------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              1,049,954     1,642,968      15,428    --
   Transfers from other funding
      options                           2,722,121     1,479,627   9,833,238    --
   Contract charges                        (3,064)       (2,377)         (2)   --
   Contract surrenders                   (313,196)     (384,720)    (75,833)   --
   Transfers to other funding
      options                         (12,254,438)   (1,599,120)   (151,884)   --
   Other receipts (payments)             (122,403)      (62,078)    (19,543)   --
                                     ------------   -----------  ----------   ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (8,921,026)    1,074,300   9,601,404    --
                                     ------------   -----------  ----------   ---
      Net increase (decrease)
         in net assets                 (8,589,227)    1,171,150   9,706,676    --
NET ASSETS:
   Beginning of period                  8,589,227     7,418,077          --    --
                                     ------------   -----------  ----------   ---
   End of period                     $         --   $ 8,589,227  $9,706,676   $--
                                     ============   ===========  ==========   ===

                                     PIONEER CULLEN VALUE VCT  PIONEER EMERGING MARKETS VCT
                                            SUBACCOUNT                  SUBACCOUNT
                                            (CLASS II)                  (CLASS II)
                                     ------------------------  ----------------------------
                                        2007        2006           2007             2006
                                     ----------    ----------  -----------      -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (74,779)   $  (52,887) $  (213,399)     $  (128,755)
   Net realized gains (losses)           61,965        29,082    1,979,837        1,048,986
   Change in unrealized gains
      (losses) on investments           291,114       492,415    2,768,304        1,449,386
                                     ----------    ----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from operations                278,300       468,610    4,534,742        2,369,617
                                     ----------    ----------  -----------      -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            2,005,898     3,035,083    1,267,341        2,921,001
   Transfers from other funding
      options                         1,115,947       865,061    2,696,282          971,810
   Contract charges                      (1,868)         (839)      (4,327)          (2,588)
   Contract surrenders                 (166,340)      (56,912)    (511,022)        (367,906)
   Transfers to other funding
      options                          (306,752)     (382,637)  (2,046,340)      (1,124,804)
   Other receipts (payments)            (19,603)           --     (132,244)        (195,327)
                                     ----------    ----------  -----------      -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   2,627,282     3,459,756    1,269,690        2,202,186
                                     ----------    ----------  -----------      -----------
      Net increase (decrease)
         in net assets                2,905,582     3,928,366    5,804,432        4,571,803
NET ASSETS:
   Beginning of period                5,354,951     1,426,585   10,762,696        6,190,893
                                     ----------    ----------  -----------      -----------
   End of period                     $8,260,533    $5,354,951  $16,567,128      $10,762,696
                                     ==========    ==========  ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER EQUITY INCOME VCT  PIONEER EQUITY OPPORTUNITY VCT      PIONEER FUND VCT
                                            SUBACCOUNT                   SUBACCOUNT                    SUBACCOUNT
                                            (CLASS II)                    (CLASS II)                   (CLASS II)
                                     -------------------------  ------------------------------  ------------------------
                                        2007           2006          2007 (d)         2006         2007         2006
                                     -----------   -----------  --------------   -------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    66,094   $    60,980     $    (9,820)  $ (1,674) $   (99,274) $   (71,730)
   Net realized gains (losses)           679,488       282,110          93,595        717      239,790      115,066
   Change in unrealized gains
      (losses) on investments           (959,180)    1,444,717         (18,944)    17,843      121,440    1,106,155
                                     -----------   -----------     -----------   --------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                (213,598)    1,787,807          64,831     16,886      261,956    1,149,491
                                     -----------   -----------     -----------   --------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             1,846,017     2,232,730         122,645    156,477      870,201    1,315,960
   Transfers from other funding
      options                          1,360,837     1,726,685         740,576      9,867    6,880,162      687,754
   Contract charges                       (3,996)       (3,348)           (373)       (76)      (3,079)      (3,044)
   Contract surrenders                  (443,711)     (424,128)         (9,363)      (729)    (552,260)    (562,938)
   Transfers to other funding
      options                         (1,771,616)   (1,220,798)     (1,114,099)   (18,441)    (819,925)    (391,104)
   Other receipts (payments)            (171,443)     (115,242)             --         --      (94,967)     (99,763)
                                     -----------   -----------     -----------   --------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      816,088     2,195,899        (260,614)   147,098    6,280,132      946,865
                                     -----------   -----------     -----------   --------  -----------  -----------
      Net increase (decrease)
         in net assets                   602,490     3,983,706        (195,783)   163,984    6,542,088    2,096,356
NET ASSETS:
   Beginning of period                11,862,483     7,878,777         195,783     31,799   10,008,672    7,912,316
                                     -----------   -----------     -----------   --------  -----------  -----------
   End of period                     $12,464,973   $11,862,483     $        --   $195,783  $16,550,760  $10,008,672
                                     ===========   ===========     ===========   ========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER GLOBAL HIGH YIELD VCT   PIONEER HIGH YIELD VCT
                                               SUBACCOUNT                  SUBACCOUNT
                                               (CLASS II)                  (CLASS II)
                                     -----------------------------  ------------------------
                                        2007               2006        2007         2006
                                     ----------         ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  289,601         $   89,795  $   459,431  $   421,635
   Net realized gains (losses)           69,444             20,174      134,866       56,927
   Change in unrealized gains
      (losses) on investments          (395,188)            64,830      (54,625)     300,511
                                     ----------         ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                (36,143)           174,799      539,672      779,073
                                     ----------         ----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            1,546,977          2,469,219    1,405,819    4,727,897
   Transfers from other funding
      options                           843,205            672,804    5,296,605    3,553,029
   Contract charges                      (1,151)              (332)      (3,011)      (3,291)
   Contract surrenders                 (287,550)           (17,072)    (910,047)    (650,639)
   Transfers to other funding
      options                          (418,850)          (478,191)  (7,503,133)  (3,239,433)
   Other receipts (payments)            (10,101)                --     (132,576)    (173,699)
                                     ----------         ----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   1,672,530          2,646,428   (1,846,343)   4,213,864
                                     ----------         ----------  -----------  -----------
      Net increase (decrease)
         in net assets                1,636,387          2,821,227   (1,306,671)   4,992,937
NET ASSETS:
   Beginning of period                3,517,328            696,101   14,826,051    9,833,114
                                     ----------         ----------  -----------  -----------
   End of period                     $5,153,715         $3,517,328  $13,519,380  $14,826,051
                                     ==========         ==========  ===========  ===========

                                          PIONEER IBBOTSON          PIONEER IBBOTSON
                                     AGGRESSIVE ALLOCATION VCT    GROWTH ALLOCATION VCT
                                            SUBACCOUNT                 SUBACCOUNT
                                            (CLASS II)                 (CLASS II)
                                     -------------------------  -------------------------
                                        2007           2006         2007         2006
                                     ----------     ----------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (32,614)    $  (48,774) $ (1,121,019) $  (588,483)
   Net realized gains (losses)          186,759         34,007     1,983,391      115,909
   Change in unrealized gains
      (losses) on investments           (20,808)       368,587     1,225,391    4,205,295
                                     ----------     ----------  ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                133,337        353,820     2,087,763    3,732,721
                                     ----------     ----------  ------------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            1,032,713      2,472,776    40,554,618   51,768,686
   Transfers from other funding
      options                           126,731        481,825    10,187,395    5,930,069
   Contract charges                      (2,000)          (884)      (22,456)      (4,469)
   Contract surrenders                  (84,960)        (5,802)   (2,618,825)    (269,339)
   Transfers to other funding
      options                           (99,716)       (48,506)   (4,218,945)   1,043,771)
   Other receipts (payments)                 --             --      (152,397)          --
                                     ----------     ----------  ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     972,768      2,899,409    43,729,390   56,381,176
                                     ----------     ----------  ------------  -----------
      Net increase (decrease)
         in net assets                1,106,105      3,253,229    45,817,153   60,113,897
NET ASSETS:
   Beginning of period                4,419,580      1,166,351    64,824,560    4,710,663
                                     ----------     ----------  ------------  -----------
   End of period                     $5,525,685     $4,419,580  $110,641,713  $64,824,560
                                     ==========     ==========  ============  ===========

   The accompanying notes are an integral part of these financial statements.

                                         PIONEER IBBOTSON
                                      MODERATE ALLOCATION VCT  PIONEER INDEPENDENCE VCT  PIONEER INTERNATIONAL VALUE VCT
                                             SUBACCOUNT               SUBACCOUNT                    SUBACCOUNT
                                            (CLASS II)                (CLASS II)                    (CLASS II)
                                     ------------------------  ------------------------  -------------------------------
                                         2007         2006         2007        2006              2007        2006
                                     -----------  -----------  -----------  ----------       -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (545,028) $  (309,882)  $  (42,182) $  (29,716)      $   (79,991) $  (35,987)
   Net realized gains (losses)           907,494      138,418       48,691      13,876           273,517      34,026
   Change in unrealized gains
      (losses) on investments            938,264    1,936,597      109,418     123,706           293,415     408,127
                                     -----------  -----------   ----------  ----------       -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations               1,300,730    1,765,133      115,927     107,866           486,941     406,166
                                     -----------  -----------   ----------  ----------       -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            16,344,061   20,180,703      408,137     254,028           781,990     806,241
   Transfers from other funding
      options                          6,252,221   11,778,814      253,259     160,737         1,704,020   1,946,212
   Contract charges                      (11,848)      (3,534)        (495)       (359)           (1,295)       (708)
   Contract surrenders                (1,559,261)    (273,742)     (43,176)    (35,217)         (144,346)    (40,013)
   Transfers to other funding
      options                         (3,344,298)    (266,107)    (209,850)   (127,418)       (1,369,579)   (184,467)
   Other receipts (payments)            (343,836)    (154,507)      (4,408)     (5,296)          (30,293)    (20,998)
                                     -----------  -----------   ----------  ----------       -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   17,337,039   31,261,627      403,467     246,475           940,497   2,506,267
                                     -----------  -----------   ----------  ----------       -----------  ----------
      Net increase (decrease)
         in net assets                18,637,769   33,026,760      519,394     354,341         1,427,438   2,912,433
NET ASSETS:
   Beginning of period                37,906,944    4,880,184    1,778,174   1,423,833         4,369,095   1,456,662
                                     -----------  -----------   ----------  ----------       -----------  ----------
   End of period                     $56,544,713  $37,906,944   $2,297,568  $1,778,174       $ 5,796,533  $4,369,095
                                     ===========  ===========   ==========  ==========       ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                    PIONEER OAK RIDGE
                                     PIONEER MID CAP VALUE VCT    LARGE CAP GROWTH VCT
                                             SUBACCOUNT                SUBACCOUNT
                                            (CLASS II)                 (CLASS II)
                                     -------------------------  -----------------------
                                         2007         2006         2007         2006
                                     -----------  -----------   ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (148,543) $  (173,512)  $ (105,686) $   (90,484)
   Net realized gains (losses)         1,070,147    2,358,984      179,119      106,805
   Change in unrealized gains
      (losses) on investments           (602,644)  (1,250,420)     273,910        7,665
                                     -----------  -----------   ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                 318,960      935,052      347,343       23,986
                                     -----------  -----------   ----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             1,096,706    2,298,225      464,225      794,697
   Transfers from other funding
      options                          1,874,593      824,473      924,404    1,464,124
   Contract charges                       (3,542)      (3,227)      (1,509)      (1,105)
   Contract surrenders                  (433,088)    (488,687)    (438,646)    (117,599)
   Transfers to other funding
      options                         (1,793,419)  (1,339,504)    (917,663)  (1,065,688)
   Other receipts (payments)             (91,342)     (18,426)     (46,207)          --
                                     -----------  -----------   ----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      649,908    1,272,854      (15,396)   1,074,429
                                     -----------  -----------   ----------  -----------
      Net increase (decrease)
         in net assets                   968,868    2,207,906      331,947    1,098,415
NET ASSETS:
   Beginning of period                10,452,814    8,244,908    5,708,645    4,610,230
                                     -----------  -----------   ----------  -----------
   End of period                     $11,421,682  $10,452,814   $6,040,592  $ 5,708,645
                                     ===========  ===========   ==========  ===========

                                                                     PIONEER SMALL AND MID CAP
                                     PIONEER REAL ESTATE SHARES VCT          GROWTH VCT
                                               SUBACCOUNT                    SUBACCOUNT
                                               (CLASS II)                    (CLASS II)
                                     ------------------------------  -------------------------
                                            2007         2006           2007 (d)      2006
                                        -----------  -----------      -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $    70,655  $    49,318      $   (39,793) $  (36,284)
   Net realized gains (losses)            1,260,317      617,734          646,306       8,449
   Change in unrealized gains
      (losses) on investments            (3,590,805)   1,863,546         (250,221)    137,346
                                        -----------  -----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 (2,259,833)   2,530,598          356,292     109,511
                                        -----------  -----------      -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                1,454,258    2,255,687          137,529     485,259
   Transfers from other funding
      options                             1,182,464    1,287,071          595,324      36,309
   Contract charges                          (2,880)      (2,793)            (560)       (392)
   Contract surrenders                     (486,564)    (223,500)         (75,764)    (43,539)
   Transfers to other funding
      options                            (3,159,590)  (1,170,566)      (3,257,540)    (50,278)
   Other receipts (payments)                (61,386)    (146,404)         (16,626)         --
                                        -----------  -----------      -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (1,073,698)   1,999,495       (2,617,637)    427,359
                                        -----------  -----------      -----------  ----------
      Net increase (decrease)
         in net assets                   (3,333,531)   4,530,093       (2,261,345)    536,870
NET ASSETS:
   Beginning of period                   11,118,216    6,588,123        2,261,345   1,724,475
                                        -----------  -----------      -----------  ----------
   End of period                        $ 7,784,685  $11,118,216      $        --  $2,261,345
                                        ===========  ===========      ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                     PIONEER SMALL CAP VALUE VCT  PIONEER STRATEGIC INCOME VCT     PIONEER VALUE VCT
                                              SUBACCOUNT                   SUBACCOUNT                  SUBACCOUNT
                                              (CLASS II)                   (CLASS II)                  (CLASS II)
                                     ---------------------------  ----------------------------  -----------------------
                                           2007        2006             2007         2006         2007 (d)      2006
                                       -----------  ----------      -----------  -----------    -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)        $  (107,353) $ (114,713)     $   692,530  $   576,131    $    65,735  $  (94,591)
   Net realized gains (losses)           1,770,844     289,914           98,975       46,364        771,582     343,489
   Change in unrealized gains
      (losses) on investments           (2,363,206)    522,393          104,962      128,927       (839,576)    416,845
                                       -----------  ----------      -----------  -----------    -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from operations                  (699,715)    697,594          896,467      751,422         (2,259)    665,743
                                       -----------  ----------      -----------  -----------    -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                 789,804   1,788,456        2,877,348    3,742,454        196,969     775,250
   Transfers from other funding
      options                              455,525   1,804,887        2,642,452    2,017,657        458,414     243,237
   Contract charges                         (2,095)     (1,703)          (6,062)      (5,418)        (2,222)     (2,146)
   Contract surrenders                    (462,460)   (163,801)      (1,203,399)  (1,233,770)      (243,576)   (355,280)
   Transfers to other funding
      options                             (940,063)   (931,256)      (1,430,767)  (1,161,335)    (6,396,255)   (189,772)
   Other receipts (payments)               (42,858)    (58,791)        (801,236)    (219,089)       (82,850)    (75,500)
                                       -----------  ----------      -----------  -----------    -----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (202,147)  2,437,792        2,078,336    3,140,499     (6,069,520)    395,789
                                       -----------  ----------      -----------  -----------    -----------  ----------
      Net increase (decrease)
         in net assets                    (901,862)  3,135,386        2,974,803    3,891,921     (6,071,779)  1,061,532
NET ASSETS:
   Beginning of period                   7,796,608   4,661,222       19,447,230   15,555,309      6,071,779   5,010,247
                                       -----------  ----------      -----------  -----------    -----------  ----------
   End of period                       $ 6,894,746  $7,796,608      $22,422,033  $19,447,230    $        --  $6,071,779
                                       ===========  ==========      ===========  ===========    ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     PUTNAM VT INTERNATIONAL EQUITY  PUTNAM VT SMALL CAP VALUE
                                               SUBACCOUNT                    SUBACCOUNT
                                               (CLASS IB)                    (CLASS IB)
                                     ------------------------------  -------------------------
                                            2007 (a)    2006           2007 (a)        2006
                                           ---------  --------       ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)            $  16,024  $ (8,164)      $     (7,937) $  (218,591)
   Net realized gains (losses)               282,070    26,433          2,725,377    1,449,694
   Change in unrealized gains
      (losses) on investments               (240,847)  134,511         (1,726,958)     739,196
                                           ---------  --------       ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                      57,247   152,780            990,482    1,970,299
                                           ---------  --------       ------------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                       512     2,309             61,685      801,368
   Transfers from other funding
      options                                  1,330    43,978             90,997      856,065
   Contract charges                               --      (119)               (18)      (5,127)
   Contract surrenders                        (6,044)  (24,754)           (80,291)    (370,314)
   Transfers to other funding
      options                               (776,602)  (63,667)       (16,048,838)  (1,034,201)
   Other receipts (payments)                      --        --                 --      (60,124)
                                           ---------  --------       ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions         (780,804)  (42,253)       (15,976,465)     187,667
                                           ---------  --------       ------------  -----------
      Net increase (decrease)
         in net assets                      (723,557)  110,527        (14,985,983)   2,157,966
NET ASSETS:
   Beginning of period                       723,557   613,030         14,985,983   12,828,017
                                           ---------  --------       ------------  -----------
   End of period                           $      --  $723,557       $         --  $14,985,983
                                           =========  ========       ============  ===========

                                      VAN KAMPEN LIT COMSTOCK  VAN KAMPEN LIT ENTERPRISE
                                            SUBACCOUNT                 SUBACCOUNT
                                            (CLASS II)                 (CLASS II)
                                     ------------------------  -------------------------
                                         2007         2006           2007      2006
                                     -----------  -----------      --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (52,709) $   (90,768)     $ (3,160) $ (2,763)
   Net realized gains (losses)           569,162      888,734         2,861       911
   Change in unrealized gains
      (losses) on investments         (1,080,467)     970,506        18,831     9,908
                                     -----------  -----------      --------  --------
      Net increase (decrease)
         in net assets resulting
         from operations                (564,014)   1,768,472        18,532     8,056
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               606,814      695,369           636       636
   Transfers from other funding
      options                            565,970      511,715         3,577     4,844
   Contract charges                       (3,381)      (3,698)          (16)      (15)
   Contract surrenders                  (427,146)    (424,238)       (1,974)   (1,920)
   Transfers to other funding
      options                         (1,989,405)  (1,042,727)       (5,610)   (1,251)
   Other receipts (payments)             (73,281)     (95,450)           --        --
                                     -----------  -----------      --------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (1,320,429)    (359,029)       (3,387)    2,294
                                     -----------  -----------      --------  --------
      Net increase (decrease)
         in net assets                (1,884,443)   1,409,443        15,145    10,350
NET ASSETS:
   Beginning of period                14,495,677   13,086,234       174,717   164,367
                                     -----------  -----------      --------  --------
   End of period                     $12,611,234  $14,495,677      $189,862  $174,717
                                     ===========  ===========      ========  ========

   The accompanying notes are an integral part of these financial statements.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                        NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"), a separate account of MetLife Insurance Company of Connecticut (the "Company"), was established by the Company's Board of Directors on November 14, 2002 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Connecticut Department of Insurance.

The Separate Account is divided into Subaccounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Subaccount invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

AIM Variable Insurance Funds ("AIM V.I.")
The Alger American Fund ("Alger American")
American Funds Insurance Series ("American Funds")
Credit Suisse Trust
Dreyfus Investment Portfolios ("Dreyfus")
Dreyfus Socially Responsible Growth Fund, Inc. ("Dreyfus Socially Responsible") Dreyfus Variable Investment Fund ("Dreyfus VIF")
DWS Investments VIT Funds ("DWS VIT")
DWS Variable Series I ("DWS I")
DWS Variable Series II ("DWS II")
Fidelity Variable Insurance Products Fund ("Fidelity VIP")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")
Janus Aspen Series ("Janus Aspen")
Legg Mason Partners Variable Equity Trust ("LMPVET")
Legg Mason Partners Variable Income Trust ("LMPVIT")
Met Investors Series Trust ("MIST")
Metropolitan Series Fund, Inc. ("MSF")
PIMCO Variable Insurance Trust ("PIMCO VIT")
Pioneer Variable Contracts Trust ("Pioneer")
Van Kampen Life Investment Trust ("Van Kampen LIT")

The assets of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

Purchase payments applied to the Separate Account are invested in one or more Subaccounts in accordance with the selection made by the contract owner. The following Subaccounts were available for investment as of December 31, 2007 (the share class indicated in parentheses is that of the portfolio, series, or fund in which the Subaccount invests):

AIM V.I. Mid Cap Core Equity Subaccount (Series II)
AIM V.I. Utilities Subaccount (Series I)
Alger American Leveraged AllCap Subaccount (Class S)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
Credit Suisse Trust Global Small Cap Subaccount
Dreyfus MidCap Stock Subaccount (Service Shares)
Dreyfus Socially Responsible Growth Subaccount (Service Shares)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
DWS VIT Equity 500 Index Subaccount (Class B)
DWS VIT RREEF Real Estate Securities Subaccount (Class B)
DWSI Global Opportunities Subaccount (Class B)
DWSII Balanced Subaccount (Class B)
DWSI Bond Subaccount (Class B)
DWSI Capital Growth Subaccount (Class B)
DWSI Growth & Income Subaccount (Class B)
DWSI Health Care Subaccount (Class B)

1. ORGANIZATION

DWSII International Subaccount (Class B)
DWSII Strategic Income Subaccount (Class B)
DWSII Blue Chip Subaccount (Class B)
DWSII Conservative Allocation Subaccount (Class B)
DWSII Core Fixed Income Subaccount (Class B)
DWSII Davis Venture Value Subaccount (Class B)
DWSII Dreman High Return Equity Subaccount (Class B)
DWSII Dreman Small Mid Cap Value Subaccount (Class B)
DWSII Global Thematic Subaccount (Class B)
DWSII Government & Agency Securities Subaccount (Class B)
DWSII Growth Allocation Subaccount (Class B)
DWSII High Income Subaccount (Class B)
DWSII International Select Equity Subaccount (Class B)
DWSII Janus Growth & Income Subaccount (Class B)
DWSII Large Cap Value Subaccount (Class B)
DWSII Mid Cap Growth Subaccount (Class B)
DWSII Moderate Allocation Subaccount (Class B)
DWSII Money Market Subaccount (Class B)
DWSII Small Cap Growth Subaccount (Class B)
DWSII Technology Subaccount (Class B)
DWSII Turner Mid Cap Growth Subaccount (Class B)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2) FTVIPT Franklin Small Mid-Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Aggressive Growth Subaccount (Class II)
LMPVET Appreciation Subaccount (Class I)
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Social Awareness Subaccount
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)

1. ORGANIZATION

MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Capital Appreciation Subaccount (Class E)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)
MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST Oppenheimer Capital Appreciation Subaccount (Class B)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Money Market Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS Total Return Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Total Return Subaccount (Administrative Class)
Pioneer Bond VCT Subaccount (Class II)
Pioneer Cullen Value VCT Subaccount (Class II)
Pioneer Emerging Markets VCT Subaccount (Class II)
Pioneer Equity Income VCT Subaccount (Class II)
Pioneer Fund VCT Subaccount (Class II)
Pioneer Global High Yield VCT Subaccount (Class II)
Pioneer High Yield VCT Subaccount (Class II)
Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II) Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II)
Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II) Pioneer Independence VCT Subaccount (Class II)
Pioneer International Value VCT Subaccount (Class II)
Pioneer Mid Cap Value VCT Subaccount (Class II)
Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II)
Pioneer Real Estate Shares VCT Subaccount (Class II)
Pioneer Small Cap Value VCT Subaccount (Class II)
Pioneer Strategic Income VCT Subaccount (Class II)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)

1. ORGANIZATION

The following Subaccounts ceased operations during the year ended December 31, 2007:

AIM V.I. Capital Appreciation Subaccount
Credit Suisse Trust Emerging Markets Subaccount
LMPVPI All Cap Subaccount
LMPVPII Growth and Income Subaccount
LMPVPI Large Cap Growth Subaccount
LMPVPII Aggressive Growth Subaccount
LMPVPI Total Return Subaccount
Lord Abbett Growth and Income Subaccount
Lord Abbett Mid Cap Value Subaccount
MIST Pioneer Mid-Cap Value Subaccount
MSF Western Asset Management High Yield Bond Subaccount
PIMCO VIT Real Return Subaccount
Pioneer America Income VCT Subaccount
Pioneer Equity Opportunity VCT Subaccount
Pioneer Small and Mid Cap Growth VCT Subaccount
Pioneer Value VCT Subaccount
Putnam VT International Equity Subaccount
Putnam VT Small Cap Value Subaccount

The operations of the Subaccounts were affected by the following changes that occurred during the year ended December 31, 2007:

NAME CHANGES:

OLD NAME                                             NEW NAME
--------                                             --------
Legg Mason Partners Variable Multiple Discipline     Legg Mason Partners Variable Capital and Income
   Portfolio - Balanced All Cap Growth and Value        Portfolio
Legg Mason Partners Variable Social Awareness Stock  Legg Mason Partners Variable Social Awareness
   Portfolio                                            Portfolio
Janus Capital Appreciation Portfolio                 Janus Forty Portfolio
Pioneer Growth Shares VCT Portfolio                  Pioneer Independence VCT Portfolio

Mergers:

OLD NAME                                             NEW NAME
--------                                             --------
Legg Mason Partners Variable All Cap Portfolio       Legg Mason Partners Variable Fundamental Value Portfolio
Legg Mason Partners Variable Large Cap Growth        Legg Mason Partners Variable III Large Cap Growth
   Portfolio I                                          Portfolio
Legg Mason Partners Variable Total Return Portfolio  Legg Mason Partners Variable Multiple Discipline
                                                        Portfolio - Balanced All Cap Growth and Value
Legg Mason Partners Variable Aggressive Growth       Legg Mason Partners Variable III Aggressive Growth Portfolio
   Portfolio II
Legg Mason Partners Variable Growth and Income       Legg Mason Partners Variable Appreciation Portfolio
   Portfolio
Pioneer Mid-Cap Value Portfolio                      Lazard Mid-Cap Portfolio
Western Asset Management High Yield Bond Portfolio   BlackRock High Yield Portfolio
Pioneer America Income VCT Portfolio                 Pioneer Bond Fund VCT Portfolio
Pioneer Value VCT Portfolio                          Pioneer Fund VCT Portfolio

1. ORGANIZATION

SUBSTITUTIONS:

OLD NAME                                        NEW NAME
--------                                        --------
AIM V.I. Capital Appreciation Fund              Met/AIM Capital Appreciation Portfolio
Credit Suisse Trust Emerging Markets Portfolio  MFS Emerging Markets Equity Portfolio
Lord Abbett Series Growth and Income Portfolio  Lord Abbett Growth and Income Portfolio
Lord Abbett Series Mid Cap Value Portfolio      Lord Abbett Mid-Cap Value Portfolio
PIMCO VIT Real Return Portfolio                 PIMCO Inflation Protected Bond Portfolio
Putnam VT International Equity Fund             MFS Research International Portfolio
Putnam VT Small Cap Value Fund                  Third Avenue Small Cap Value Portfolio

PORTFOLIO SHARE CLASS EXCHANGE:

OLD PORTFOLIO                                   NEW PORTFOLIOLIO
-------------                                   ----------------
BlackRock Large-Cap Core Portfolio (ClassA)     BlackRock Large-Cap Core Portfolio (ClassE)

LIQUIDATIONS:

Pioneer Equity Opportunity VCT Portfolio
Pioneer Small and Mid Cap Growth VCT Portfolio

This report is prepared for the general information of contract owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for variable annuity separate accounts registered as unit investment trusts.

VALUATION OF INVESTMENTS

Investments are reported at fair value and are based on the net asset value per share as determined by the underlying assets of the portfolio, series, or fund of the Trusts, which value their investment securities at fair value. Changes in fair value are recorded in the statement of operations.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

FEDERAL INCOME TAXES

The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

2. SIGNIFICANT ACCOUNTING POLICIES

ANNUITY PAYOUTS

Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 3.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS

Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus.

NET TRANSFERS

The contract owner has the opportunity to transfer funds between Subaccounts within the Separate Account or the fixed account, which is an investment option in the Company's general account.

OTHER RECEIPTS (PAYMENTS)

Included in "other receipts (payments)" in the statements of changes in net assets are primarily contract benefits which have been re-deposited with the Company and distributions for payouts.

USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 had no impact on the financial statements of the Separate Account.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require additional fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with certain exceptions. The Company believes the adoption of SFAS 157 will have no material impact on the financial statements of the Separate Account.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values which are recorded as expenses in the accompanying statement of operations:

     MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

     ADMINISTRATIVE -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

     ENHANCED STEPPED-UP PROVISION -- For an additional charge, the total death benefit payable may be increased based on the earnings in the Contracts.

     GUARANTEED MINIMUM WITHDRAWAL BENEFIT -- For an additional charge, the Company will guarantee the periodic return on the investment.

     GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR LIFE -- For an additional charge, the Company will guarantee payments for life after certain conditions are met.

     GUARANTEED MINIMUM ACCUMULATION BENEFIT -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

     The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2007:

Mortality and Expense Risk                       1.40% - 1.75%
Administrative                                   0.15%
Enhanced Stepped-Up Provision                    0.20%
Guaranteed Minimum Withdrawal Benefit            0.25% - 1.00%
Guaranteed Minimum Withdrawal Benefit for Life   0.65% - 0.80%
Guaranteed Minimum Accumulation Benefit          0.40% - 0.50%

     The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract administrative charge of $40 is assessed on an annual basis for Contracts with a value of less than 100,000. In addition, most Contracts impose a surrender charge which ranges from 0% to 8% if the contract is partially or fully surrendered within the specified surrender charge period. These charges are assessed through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets.

Certain investments in various portfolios, series, or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are affiliates of the Company.

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
AIM V.I. Mid Cap Core Equity Subaccount
   (Series II) (Cost $2,626,796)                               197,622    2,855,634       467,503        594,210
AIM V.I. Utilities Subaccount (Series I) (Cost $2,128,291)     113,909    2,730,393       728,933        720,635
AIM V.I. Capital Appreciation Subaccount
   (Series II) (Cost $0) (a)                                        --           --       231,957      6,425,274
Alger American Leveraged AllCap Subaccount
   (Class S) (Cost $2,990,625)                                  74,069    4,041,927     1,610,222        576,054
American Funds Global Growth Subaccount
   (Class 2) (Cost $18,067,887)                                962,865   24,071,615     4,522,465      2,612,560
American Funds Growth-Income Subaccount
   (Class 2) (Cost $39,070,498)                              1,064,559   44,988,255     3,457,747      6,024,548
American Funds Growth Subaccount
   (Class 2) (Cost $44,049,325)                                836,160   55,788,573     6,060,868      7,735,621
Credit Suisse Trust Emerging Markets Subaccount
   (Cost $0) (a)                                                    --           --       165,346      5,442,723
Credit Suisse Trust Global Small Cap Subaccount
   (Cost $580,848)                                              48,629      684,699       136,148        303,737
Dreyfus MidCap Stock Subaccount (Service Shares)
   (Cost $4,789,923)                                           286,972    4,433,720     1,015,116      1,237,105
Dreyfus Socially Responsible Growth Subaccount
   (Service Shares) (Cost $228,996)                              9,248      279,745        20,403         57,361
Dreyfus VIF Appreciation Subaccount
   (Initial Shares) (Cost $1,922,532)                           53,506    2,400,273       106,368        358,093
Dreyfus VIF Developing Leaders Subaccount
   (Initial Shares) (Cost $8,884,396)                          223,841    7,239,029     1,524,519        826,576
DWS VIT Equity 500 Index Subaccount
   (Class 2) (Cost $4,789,510)                                 355,350    5,511,473     1,243,933      1,031,954
DWS VIT RREEF Real Estate Securities Subaccount
   (Class B) (Cost $5,208,028)                                 318,968    5,103,483     1,818,012      1,214,310
DWSI Global Opportunities Subaccount
   (Class B) (Cost $2,941,602)                                 211,292    3,807,476       989,105        568,561
DWSII Balanced Subaccount
   (Class B) (Cost $3,280,266)                                 149,220    3,697,679       181,169        593,778
DWSI Bond Subaccount
   (Class B) (Cost $532,382)                                    75,643      526,477       878,154        492,974
DWSI Capital Growth Subaccount
   (Class B) (Cost $6,672,726)                                 391,147    7,944,200       908,322      1,858,212
DWSI Growth & Income Subaccount
   (Class B) (Cost $5,526,020)                                 568,434    6,122,033       321,486      1,080,938
DWSI Health Care Subaccount
   (Class B) (Cost $2,417,747)                                 200,915    2,893,172       475,780        403,291
DWSII International Subaccount
   (Class B) (Cost $4,327,000)                                 386,717    5,793,025       574,974        780,162
DWSII Strategic Income Subaccount
   (Class B) (Cost $4,592,431)                                 405,333    4,714,018     1,122,088      1,370,904
DWSII Blue Chip Subaccount
   (Class B) (Cost $5,667,329)                                 402,558    5,881,372     2,775,152      2,261,324
DWSII Conservative Allocation Subaccount
   (Class B) (Cost $10,263,791)                                931,464   11,019,224     1,265,724      1,464,132
DWSII Core Fixed Income Subaccount
   (Class B) (Cost $6,677,188)                                 569,382    6,718,704       949,439        466,131
DWSII Davis Venture Value Subaccount
   (Class B) (Cost $8,208,141)                                 700,802   10,210,680     1,452,786      1,208,956
DWSII Dreman High Return Equity Subaccount
   (Class B) (Cost $16,039,123)                              1,216,768   17,533,632     1,744,229      2,660,319

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
DWSII Dreman Small Mid Cap Value Subaccount
   (Class B) (Cost $7,763,884)                                 405,524    8,142,916     1,932,296      1,999,084
DWSII Global Thematic Subaccount
   (Class B) (Cost $4,341,506)                                 317,714    4,975,405     1,788,048        862,392
DWSII Government & Agency Securities Subaccount
   (Class B) (Cost $1,451,436)                                 121,168    1,496,424     3,100,004      3,200,409
DWSII Growth Allocation Subaccount
   (Class B) (Cost $15,715,899)                              1,406,559   17,863,295     1,487,202      2,202,573
DWSII High Income Subaccount
   (Class B) (Cost $5,128,842)                                 632,238    4,937,779     1,227,439      1,570,138
DWSII International Select Equity Subaccount
   (Class B) (Cost $4,976,471)                                 380,793    6,359,240     2,145,265        995,267
DWSII Janus Growth & Income Subaccount
   (Class B) (Cost $1,748,020)                                 179,017    2,243,087       141,595        491,609
DWSII Large Cap Value Subaccount
   (Class B) (Cost $2,553,750)                                 165,542    3,178,408       536,009        449,316
DWSII Mid Cap Growth Subaccount
   (Class B) (Cost $813,775)                                    72,232      964,295       343,149        329,320
DWSII Moderate Allocation Subaccount
   (Class B) (Cost $15,434,855)                              1,403,975   17,240,810     1,865,897      1,932,735
DWSII Money Market Subaccount
   (Class B) (Cost $4,766,123)                               4,766,123    4,766,123     9,749,847      9,886,621
DWSII Small Cap Growth Subaccount
   (Class B) (Cost $2,701,690)                                 213,368    3,151,441       552,959        611,521
DWSII Technology Subaccount
   (Class B) (Cost $1,382,806)                                 146,537    1,543,034       604,442        363,475
DWSII Turner Mid Cap Growth Subaccount
   (Class B) (Cost $2,073,336)                                 210,927    2,585,960       584,890        435,391
Fidelity VIP Contrafund Subaccount
   (Service Class 2) (Cost $26,539,926)                        945,780   25,971,107     8,852,706      2,351,914
Fidelity VIP Dynamic Capital Appreciation Subaccount
   (Service Class 2) (Cost $1,312,397)                         165,320    1,484,573       411,064        412,352
Fidelity VIP Mid Cap Subaccount
   (Service Class 2) (Cost $25,943,086)                        860,831   30,671,393     4,397,684      3,103,392
FTVIPT Franklin Rising Dividends Securities Subaccount
   (Class 2) (Cost $12,486,703)                                700,565   13,499,890     2,477,706      2,554,446
FTVIPT Franklin Small Mid-Cap Growth Securities
   Subaccount (Class 2) (Cost $6,644,180)                      319,947    7,329,984     3,108,901      1,032,722
FTVIPT Templeton Developing Markets Securities
   Subaccount (Class 2) (Cost $11,804,957)                   1,097,833   17,565,342     4,300,851      3,467,409
FTVIPT Templeton Foreign Securities Subaccount
   (Class 2) (Cost $16,473,447)                              1,076,048   21,789,963     4,067,504      3,640,258
Janus Aspen Global Life Sciences Subaccount
   (Service Shares) (Cost $227,373)                             26,745      305,965        75,377         54,355
Janus Aspen Global Technology Subaccount
   (Service Shares) (Cost $2,476,060)                          551,469    2,856,610     1,714,230        106,812
Janus Aspen Worldwide Growth Subaccount
   (Service Shares) (Cost $229,287)                              8,278      289,994        62,248         43,361
LMPVET Aggressive Growth Subaccount
   (Class I) (Cost $7,498,545) (b)                             441,783    7,205,488     8,796,560      1,284,149
LMPVET Aggressive Growth Subaccount
   (Class II) (Cost $7,229,950) (b)                            426,178    6,942,448     7,869,060        628,817
LMPVET Appreciation Subaccount
   (Class I) (Cost $1,735,626) (b)                              62,439    1,645,885     1,914,540        182,465

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
LMPVET Equity Index Subaccount
   (Class II) (Cost $11,493,278)                               390,288   13,109,760     1,377,305      1,522,397
LMPVET Fundamental Value Subaccount
   (Class I) (Cost $5,062,224) (b)                             211,658    4,590,855     5,316,619        251,193
LMPVET Investors Subaccount
   (Class I) (Cost $2,601,036)                                 186,448    3,080,115       194,714        209,190
LMPVET Large Cap Growth Subaccount
   (Class I) (Cost $2,428,610) (b)                             146,990    2,440,026     2,671,822        245,769
LMPVET Small Cap Growth Subaccount
   (Class I) (Cost $4,395,761)                                 327,460    4,921,726       488,240        635,289
LMPVET Social Awareness Subaccount
   (Cost $974,341)                                              40,795    1,016,608       187,633         26,779
LMPVPI All Cap Subaccount (Class I) (Cost $0) (a)                   --           --       271,447      4,816,249
LMPVPI All Cap Subaccount (Class II) (Cost $0) (a)                  --           --        33,341        259,004
LMPVPII Growth and Income Subaccount
   (Class I) (Cost $0) (a)                                          --           --        95,849      1,777,473
LMPVPI Large Cap Growth Subaccount
   (Class I) (Cost $0) (a)                                          --           --        37,865      2,771,192
LMPVPII Aggressive Growth Subaccount
   (Class I) (Cost $0) (a)                                          --           --       187,654      8,967,989
LMPVPII Aggressive Growth Subaccount
   (Class II) (Cost $0) (a)                                         --           --       327,003      7,715,462
LMPVET Capital and Income Subaccount
   (Class II) (Cost $5,556,066) (b)                            385,003    4,785,578     5,929,987        377,285
LMPVIT Adjustable Rate Income Subaccount
   (Cost $2,556,242)                                           254,367    2,424,118       202,749        645,273
LMPVPI Total Return Subaccount
   (Class II) (Cost $0) (a)                                         --           --       357,223      4,747,424
Lord Abbett Growth and Income Subaccount
   (Class VC) (Cost $0) (a)                                          --           --       104,826     15,802,246
Lord Abbett Mid-Cap Value Subaccount
   (Class VC) (Cost $0) (a)                                         --           --        51,049     14,470,403
MIST Batterymarch Mid-Cap Stock Subaccount
   (Class A) (Cost $5,850,617)                                 293,272    5,296,486       990,766        579,530
MIST BlackRock High Yield Subaccount
   (Class A) (Cost $11,934,432)                              1,423,152   11,726,776     8,494,567      1,507,108
MIST BlackRock Large-Cap Core Subaccount
   (Class E) (Cost $4,213,711) (b)                             384,145    4,252,489     5,261,150      1,063,173
MIST BlackRock Large-Cap Core Subaccount
   (Class A) (Cost $0) (a)                                          --           --       366,888      5,201,278
MIST Dreman Small-Cap Value Subaccount
   (Class A) (Cost $500,293)                                    36,778      499,083       447,523        308,831
MIST Harris Oakmark International Subaccount
   (Class A) (Cost $7,449,747)                                 418,145    7,221,372     3,183,797      1,453,779
MIST Janus Forty Subaccount
   (Class A) (Cost $9,352,334)                                 126,623   10,612,239     2,360,774      1,023,928
MIST Lazard Mid-Cap Subaccount
   (Class B) (Cost $484,603) (b)                                35,538      430,006       510,219         24,414
MIST Legg Mason Partners Managed Assets
   Subaccount (Class A) (Cost $4,322,000)                      255,211    4,379,421       601,925        327,365
MIST Lord Abbett Bond Debenture Subaccount
   (Class A) (Cost $3,783,995)                                 315,787    3,988,384       937,368      1,026,407
MIST Lord Abbett Growth and Income Subaccount
   (Class B) (Cost $27,796,760)                                993,830   28,512,995    16,934,987      3,409,546

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
MIST Lord Abbett Mid-Cap Value Subaccount
   (Class B) (Cost $13,518,861)                                630,360   12,279,411    14,914,867      1,405,604
MIST Met/AIM Capital Appreciation Subaccount
   (Class A) (Cost $2,916,053)                                 239,984    2,899,011       123,272        299,901
MIST Met/AIM Capital Appreciation Subaccount
   (Class E) (Cost $6,523,175) (b)                             570,040    6,777,774     7,227,851        715,009
MIST Met/AIM Small Cap Growth Subaccount
   (Class A) (Cost $431,505)                                    29,573      439,458       441,525        205,055
MIST MFS Emerging Markets Equity Subaccount
   (Class A) (Cost $4,880,371) (b)                             418,602    6,019,504     5,738,288        966,128
MIST MFS Research International Subaccount
   (Class B) (Cost $1,970,586) (b)                             142,192    2,036,191     2,042,873         74,293
MIST MFS Value Subaccount
   (Class A) (Cost $8,449,486)                                 612,890    9,217,868     1,951,003      1,283,386
MIST Neuberger Berman Real Estate Subaccount
   (Class A) (Cost $13,939,422)                                921,826   12,979,313     2,874,787      3,877,052
MIST Oppenheimer Capital Appreciation Subaccount
   (Class B) (Cost $6,307,392)                                 690,760    6,810,890     1,867,621      1,070,737
MIST PIMCO Inflation Protected Bond Subaccount
   (Class A) (Cost $11,168,410) (b)                          1,092,954   11,978,775    12,280,476      1,136,168
MIST Pioneer Fund Subaccount
   (Class A) (Cost $986,031)                                    71,976    1,096,201       156,126        488,589
MIST Pioneer Mid-Cap Value Subaccount
   (Class A) (Cost $0) (a)                                          --           --        79,074        524,058
MIST Pioneer Strategic Income Subaccount
   (Class A) (Cost $9,116,299)                                 957,927    9,598,429       956,618      1,079,406
MIST Third Avenue Small Cap Value Subaccount
   (Class B) (Cost $25,461,732)                              1,490,631   23,373,093    17,364,562      3,518,511
MSF BlackRock Aggressive Growth Subaccount
   (Class D) (Cost $4,944,278)                                 203,029    5,818,822       583,550        627,946
MSF BlackRock Bond Income Subaccount
   (Class A) (Cost $7,864,278)                                  75,662    8,452,200       883,451        863,688
MSF BlackRock Money Market Subaccount
   (Class A) (Cost $34,542,169)                                345,420   34,542,169    28,574,018     17,020,448
MSF FI Large Cap Subaccount
   (Class A) (Cost $4,580,617)                                 310,767    4,555,852       450,542        619,244
MSF FI Value Leaders Subaccount
   (Class D) (Cost $11,340,999)                                 56,588   11,078,851     1,715,953      1,074,158
MSF MetLife Aggressive Allocation Subaccount
   (Class B) (Cost $1,933,243)                                 163,242    2,058,480       606,889        248,786
MSF MetLife Conservative Allocation Subaccount
   (Class B) (Cost $2,590,480)                                 251,783    2,799,822       902,008        921,992
MSF MetLife Conservative to Moderate Allocation
   Subaccount (Class B) (Cost $3,780,946)                      341,739    3,940,255     3,363,178      1,461,939
MSF MetLife Moderate Allocation Subaccount
   (Class B) (Cost $11,605,056)                              1,057,383   12,646,298     2,534,493      1,489,802
MSF MetLife Moderate to Aggressive Allocation
   Subaccount (Class B) (Cost $6,163,439)                      539,200    6,675,290     1,968,207      2,708,040
MSF MFS Total Return Subaccount
   (Class B) (Cost $5,284,670)                                  35,843    5,485,040     1,878,473        521,109
MSF MFS Total Return Subaccount
   (Class F) (Cost $31,418,813)                                217,215   33,331,699     2,913,970      3,618,006
MSF Oppenheimer Global Equity Subaccount
   (Class B) (Cost $30,232,981)                              1,908,148   33,278,095     2,326,141      5,586,653

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
MSF T. Rowe Price Large Cap Growth Subaccount
   (Class B) (Cost $2,371,380)                                 166,501    2,730,610       265,855        250,141
MSF Western Asset Management High Yield Bond
   Subaccount (Class A) (Cost $0) (a)                               --           --     1,134,308      7,953,467
MSF Western Asset Management U.S. Government
   Subaccount (Class A) (Cost $5,621,668)                      474,742    5,929,526       771,086      1,281,688
PIMCO VIT Real Return Subaccount
   (Administrative Class) (Cost $0) (a)                             --           --       555,292     11,973,789
PIMCO VIT Total Return Subaccount
   (Administrative Class) (Cost $26,818,099)                 2,576,340   27,025,149     2,707,246      2,811,138
Pioneer America Income VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --     3,836,126     12,540,940
Pioneer Bond VCT Subaccount
   (Class II) (Cost $9,639,907) (d)                            893,128    9,708,191     9,904,035        264,783
Pioneer Cullen Value VCT Subaccount
   (Class II) (Cost $7,434,146)                                609,277    8,261,796     3,097,274        549,345
Pioneer Emerging Markets VCT Subaccount
   (Class II) (Cost $10,523,440)                               382,496   16,569,716     4,344,911      1,922,275
Pioneer Equity Income VCT Subaccount
   (Class II) (Cost $11,508,088)                               521,843   12,466,829     3,307,595      2,016,416
Pioneer Equity Opportunity VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --       921,575      1,107,836
Pioneer Fund VCT Subaccount
   (Class II) (Cost $14,608,360)                               645,106   16,553,420     7,434,591      1,252,158
Pioneer Global High Yield VCT Subaccount
   (Class II) (Cost $5,482,688)                                534,671    5,154,571     2,704,642        669,347
Pioneer High Yield VCT Subaccount
   (Class II) (Cost $13,622,025)                             1,224,753   13,521,455     7,205,719      8,584,369
Pioneer Ibbotson Aggressive Allocation VCT Subaccount
   (Class II) (Cost $5,125,520)                                440,713    5,526,540     1,361,739        259,353
Pioneer Ibbotson Growth Allocation VCT Subaccount
   (Class II) (Cost $105,046,041)                            8,917,158  110,661,932    47,957,674      3,881,577
Pioneer Ibbotson Moderate Allocation VCT Subaccount
   (Class II) (Cost $53,544,719)                             4,712,892   56,554,705    21,836,322      4,438,636
Pioneer Independence VCT Subaccount
   (Class II) (Cost $1,944,740)                                148,638    2,297,936       639,208        277,745
Pioneer International Value VCT Subaccount
   (Class II) (Cost $4,861,347)                                311,690    5,797,434     2,183,464      1,279,250
Pioneer Mid Cap Value VCT Subaccount
   (Class II) (Cost $12,771,072)                               597,147   11,423,418     4,073,375      2,346,082
Pioneer Oak Ridge Large Cap Growth VCT Subaccount
   (Class II) (Cost $5,330,785)                                463,309    6,041,552     1,318,227      1,414,801
Pioneer Real Estate Shares VCT Subaccount
   (Class II) (Cost $8,686,228)                                332,020    7,785,868     3,129,909      3,143,310
Pioneer Small and Mid Cap Growth VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --     1,302,303      3,360,499
Pioneer Small Cap Value VCT Subaccount
   (Class II) (Cost $8,166,182)                                537,895    6,895,810     3,048,226      1,493,412
Pioneer Strategic Income VCT Subaccount
   (Class II) (Cost $22,496,042)                             2,070,700   22,425,511     5,482,330      2,594,109
Pioneer Value VCT Subaccount
   (Class II) (Cost $0) (c)                                         --           --     1,177,973      6,745,637
Putnam VT International Equity Subaccount
   (Class IB) (Cost $0) (a)                                         --           --       108,666        785,626

4. STATEMENT OF INVESTMENTS

                                                                                           FOR THE YEAR ENDED
                                                            AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            -----------------------  -----------------------------
                                                                          MARKET        COST OF        PROCEEDS
                                                              SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ----------  -----------  -------------  --------------
Putnam VT Small Cap Value Subaccount
   (Class IB) (Cost $0) (a)                                         --           --     1,781,210     16,109,776
Van Kampen LIT Comstock Subaccount
   (Class II) (Cost $12,026,098)                               914,004   12,613,255     1,468,063      2,527,773
Van Kampen LIT Enterprise Subaccount
   (Class II) (Cost $138,627)                                   10,870      189,891         4,344         10,881

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

5. FINANCIAL HIGHLIGHTS

The following is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2007.

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
AIM V.I. Mid Cap Core Equity               2007  1,764 1.280 - 1.728     2,855       0.05        1.55 - 2.60         6.40 - 7.60
   Subaccount (Series II)                  2006  1,823 1.203 - 1.606     2,776       0.73        1.55 - 2.60         3.21 - 9.25
                                           2005  1,720 1.112 - 1.470     2,462       0.34        1.55 - 2.60         4.60 - 5.68
                                           2004  1,071 1.067 - 1.391     1,478       0.05        1.55 - 2.50        0.40 - 11.82
                                           2003    204 1.240 - 1.244       253         --        1.55 - 2.10        2.73 - 10.78

AIM V.I. Utilities                         2007  1,270 1.594 - 2.195     2,730       1.94        1.55 - 2.60        8.89 - 18.78
   Subaccount (Series I)                   2006  1,342 1.356 - 1.848     2,436       3.78        1.55 - 2.60       22.27 - 23.53
                                           2005  1,223 1.109 - 1.496     1,802       3.16        1.55 - 2.60      (4.01) - 15.08
                                           2004    525 1.201 - 1.300       677       1.03        1.55 - 2.45       15.48 - 21.44
                                           2003     67 1.064 - 1.068        71       1.93        1.70 - 2.30        6.29 - 12.00

AIM V.I. Capital Appreciation              2007     -- 1.223 - 1.527        --         --        1.55 - 2.60         6.16 - 6.63
   Subaccount (Series II) (a)              2006  4,167 1.152 - 1.432     5,783         --        1.55 - 2.60         3.41 - 4.45
                                           2005  3,728 1.114 - 1.371     5,008         --        1.55 - 2.60        5.79 - 15.98
                                           2004  2,380 1.053 - 1.283     3,034         --        1.55 - 2.60      (0.17) - 12.70
                                           2003     76 1.221 - 1.225        93         --        1.55 - 2.10       (0.16) - 8.99

Alger American Leveraged AllCap            2007  2,017 1.713 - 2.061     4,041         --        1.55 - 2.65      (1.42) - 31.11
   Subaccount (Class S)                    2006  1,428 1.319 - 1.572     2,198         --        1.55 - 2.55       11.13 - 17.14
                                           2005    967 1.138 - 1.342     1,272         --        1.55 - 2.55        7.67 - 18.75
                                           2004    505 1.067 - 1.194       596         --        1.55 - 2.45         2.25 - 6.13
                                           2003     82 1.120 - 1.123        92         --        1.70 - 2.10       (0.09) - 1.73

American Funds Global Growth               2007 11,775 1.622 - 2.221    24,068       2.73        1.55 - 2.60       11.86 - 13.09
   Subaccount (Class 2)                    2006 11,328 1.450 - 1.964    20,624       0.87        1.55 - 2.60       17.31 - 18.53
                                           2005  9,664 1.236 - 1.657    15,033       0.67        1.55 - 2.60       11.15 - 13.63
                                           2004  4,145 1.112 - 1.475     6,038       0.21        1.55 - 2.60        7.00 - 15.54
                                           2003    126 1.313 - 1.320       166       0.01        1.55 - 2.30        5.55 - 20.27

American Funds Growth-Income               2007 28,911 1.260 - 1.670    44,981       1.47        1.55 - 2.60         2.36 - 3.47
   Subaccount (Class 2)                    2006 31,310 1.231 - 1.614    47,376       1.58        1.55 - 2.60       12.22 - 13.42
                                           2005 29,868 1.097 - 1.423    40,223       1.66        1.55 - 2.60         1.72 - 4.17
                                           2004 12,151 1.063 - 1.366    16,338       2.20        1.55 - 2.60        3.46 - 11.03
                                           2003    296 1.249 - 1.257       371       2.55        1.55 - 2.50        6.26 - 15.31

American Funds Growth                      2007 31,127 1.443 - 1.916    55,780       0.76        1.55 - 2.60        9.48 - 10.62
   Subaccount (Class 2)                    2006 33,890 1.318 - 1.732    55,144       0.80        1.55 - 2.60         7.33 - 8.52
                                           2005 32,712 1.228 - 1.596    49,587       0.83        1.55 - 2.60        6.98 - 14.41
                                           2004 13,782 1.084 - 1.395    19,011       0.39        1.55 - 2.60        7.86 - 17.62
                                           2003    379 1.251 - 1.259       476       0.33        1.55 - 2.50        3.55 - 14.08

Credit Suisse Trust Emerging Markets       2007     -- 1.640 - 2.801        --         --        1.55 - 2.65         4.39 - 4.79
   Subaccount (a)                          2006  2,017 1.570 - 2.673     5,065       0.55        1.55 - 2.65       29.03 - 30.45
                                           2005  1,918 1.215 - 2.049     3,679       0.85        1.55 - 2.65        8.00 - 30.59
                                           2004    614 1.163 - 1.626       949       0.39        1.55 - 2.50       11.80 - 23.60
                                           2003     61 1.318 - 1.321        80         --        1.70 - 2.10         4.27 - 7.05

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Credit Suisse Trust Global Small Cap       2007    423 1.317 - 1.738       685         --        1.55 - 2.65     (6.46) - (5.44)
   Subaccount                              2006    504 1.408 - 1.838       883         --        1.55 - 2.65       10.26 - 12.60
                                           2005    447 1.277 - 1.649       697         --        1.55 - 2.65        8.91 - 18.65
                                           2004    295 1.131 - 1.442       417         --        1.55 - 2.45        0.99 - 18.31
                                           2003     11 1.237 - 1.240        13         --        1.70 - 2.10       (0.16) - 6.26

Dreyfus MidCap Stock                       2007  3,080 1.109 - 1.499     4,433       0.30        1.55 - 2.65     (1.29) - (0.20)
   Subaccount (Service Shares)             2006  3,562 1.122 - 1.502     5,177       0.17        1.55 - 2.65         4.91 - 6.00
                                           2005  3,582 1.069 - 1.417     4,927         --        1.55 - 2.65      (1.00) - 12.43
                                           2004  2,376 1.114 - 1.321     3,082       0.38        1.55 - 2.65        4.18 - 19.40
                                           2003    224 1.168 - 1.173       263       0.32        1.70 - 2.50        1.30 - 14.47

Dreyfus Socially Responsible Growth        2007    213 1.165 - 1.360       280       0.27        1.55 - 2.65         4.67 - 5.84
   Subaccount (Service Shares)             2006    239 1.113 - 1.285       297         --        1.55 - 2.65         6.10 - 7.35
                                           2005    244 1.049 - 1.197       283       0.22        1.55 - 2.65         1.20 - 6.78
                                           2004     66 1.167 - 1.174        77       0.12        1.70 - 2.10         2.01 - 4.17
                                           2003     64 1.125 - 1.127        72         --        1.70 - 1.95         2.83 - 6.12

Dreyfus VIF Appreciation                   2007  1,683 1.239 - 1.506     2,400       1.56        1.55 - 2.50         4.50 - 5.46
   Subaccount (Initial Shares)             2006  1,850 1.185 - 1.428     2,519       1.56        1.55 - 2.50       13.59 - 14.70
                                           2005  1,820 1.042 - 1.245     2,177       0.01        1.55 - 2.50         1.76 - 2.72
                                           2004    874 1.022 - 1.212     1,048       3.31        1.55 - 2.50         2.02 - 5.46
                                           2003    123 1.167 - 1.170       144       1.57        1.70 - 2.15        4.93 - 10.30

Dreyfus VIF Developing Leaders             2007  5,952 0.986 - 1.313     7,238       0.75        1.55 - 2.60   (13.36) - (12.41)
   Subaccount (Initial Shares)             2006  6,138 1.138 - 1.499     8,580       0.40        1.55 - 2.60         1.07 - 2.18
                                           2005  5,911 1.126 - 1.467     8,236         --        1.55 - 2.60         2.35 - 4.19
                                           2004  2,867 1.093 - 1.408     3,977       0.44        1.55 - 2.50        7.85 - 16.61
                                           2003     98 1.276 - 1.285       125       0.04        1.55 - 2.50      (0.47) - 14.12

DWS VIT Equity 500 Index                   2007  4,714 1.155 - 1.179     5,511       1.14        1.55 - 2.45         2.30 - 3.24
   Subaccount (Class 2)                    2006  4,482 1.129 - 1.142     5,093       0.80        1.55 - 2.45        3.57 - 13.41
                                           2005  4,582 1.004 - 1.007     4,608         --        1.55 - 2.45         0.40 - 0.70

DWS VIT RREEF Real Estate Securities       2007  2,881 1.426 - 1.830     5,103       0.86        1.55 - 2.65   (18.51) - (17.64)
   Subaccount (Class B)                    2006  2,994 1.750 - 2.222     6,472         --        1.55 - 2.65       33.49 - 34.99
                                           2005  3,081 1.311 - 1.646     4,952       2.59        1.55 - 2.65      (1.69) - 17.37
                                           2004  2,085 1.211 - 1.501     3,104       0.29        1.55 - 2.50        1.92 - 35.53
                                           2003    217 1.163 - 1.165       252         --        1.70 - 2.10        9.91 - 13.67

DWSI Global Opportunities                  2007  1,780 1.722 - 2.278     3,807       1.00        1.55 - 2.65         6.08 - 7.25
   Subaccount (Class B)                    2006  1,696 1.619 - 2.124     3,375       0.93        1.55 - 2.50       18.87 - 20.00
                                           2005  1,726 1.361 - 1.770     2,877       0.33        1.55 - 2.50        3.71 - 16.22
                                           2004    826 1.195 - 1.523     1,225         --        1.55 - 2.50        2.72 - 20.75
                                           2003     63 1.252 - 1.253        79         --        1.95 - 2.10        7.19 - 11.79

DWSII Balanced                             2007  2,997 1.143 - 1.269     3,697       2.97        1.55 - 2.50         1.84 - 2.75
   Subaccount (Class B)                    2006  3,359 1.122 - 1.235     4,050       2.19        1.55 - 2.50         5.97 - 8.14
                                           2005  3,989 1.047 - 1.142     4,471       1.82        1.55 - 2.50         0.48 - 4.74
                                           2004  2,374 1.032 - 1.116     2,622       0.47        1.55 - 2.50         2.23 - 5.55
                                           2003     40 1.062 - 1.065        43         --        1.70 - 2.10         0.09 - 5.14

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
DWSI Bond                                  2007    508 1.024 - 1.047       526       6.28        1.55 - 2.40         0.39 - 2.25
   Subaccount (Class B)                    2006    164 1.011 - 1.024       167       3.60        1.55 - 2.40         1.81 - 2.71
                                           2005     52 0.993 - 0.997        51         --        1.55 - 2.40       (1.00) - 0.91

DWSI Capital Growth                        2007  5,507 1.228 - 1.488     7,943       0.26        1.55 - 2.65      (1.15) - 10.47
   Subaccount (Class B)                    2006  6,117 1.123 - 1.347     8,019       0.20        1.55 - 2.65       (0.46) - 6.48
                                           2005  3,509 1.100 - 1.265     4,338       0.22        1.55 - 2.65        3.48 - 11.97
                                           2004    792 1.055 - 1.184       929       0.08        1.55 - 2.45         3.27 - 5.73
                                           2003     66 1.114 - 1.117        74         --        1.70 - 2.10        2.76 - 10.19

DWSI Growth & Income                       2007  4,547 1.124 - 1.411     6,121       0.87        1.55 - 2.65     (1.71) - (0.56)
   Subaccount (Class B)                    2006  5,105 1.142 - 1.419     6,944       0.56        1.55 - 2.65        0.83 - 11.56
                                           2005  3,621 1.106 - 1.272     4,463       0.86        1.55 - 2.65         3.07 - 9.45
                                           2004  2,537 1.080 - 1.222     3,053       0.16        1.55 - 2.50        1.60 - 10.43
                                           2003    102 1.127 - 1.129       115         --        1.70 - 2.10         4.83 - 9.41

DWSI Health Care                           2007  2,035 1.222 - 1.490     2,893         --        1.55 - 2.65        9.88 - 11.11
   Subaccount (Class B)                    2006  2,070 1.110 - 1.341     2,653         --        1.55 - 2.65         1.37 - 4.20
                                           2005  2,153 1.077 - 1.287     2,657         --        1.55 - 2.65         0.00 - 8.95
                                           2004  1,239 1.037 - 1.210     1,477         --        1.55 - 2.65       (1.95) - 7.57
                                           2003    101 1.122 - 1.123       113         --        1.95 - 2.10         7.06 - 7.57

DWSII International                        2007  2,826 1.739 - 2.151     5,792       1.99        1.55 - 2.65       11.26 - 12.50
   Subaccount (Class B)                    2006  2,931 1.563 - 1.912     5,373       1.60        1.55 - 2.65        2.54 - 23.51
                                           2005  1,833 1.280 - 1.548     2,772       1.25        1.55 - 2.65        3.79 - 17.79
                                           2004  1,332 1.137 - 1.359     1,788       0.37        1.55 - 2.50        3.22 - 15.28
                                           2003     53 1.184 - 1.185        62         --        1.90 - 2.10        9.33 - 15.61

DWSII Strategic Income                     2007  4,106 1.120 - 1.207     4,713       5.81        1.55 - 2.65         2.25 - 3.45
   Subaccount (Class B)                    2006  4,484 1.093 - 1.173     5,005       4.22        1.55 - 2.65         5.92 - 7.10
                                           2005  4,407 1.031 - 1.100     4,617       6.60        1.55 - 2.65       (1.00) - 0.83
                                           2004  2,492 1.037 - 1.058     2,605         --        1.55 - 2.65        1.65 - 10.64
                                           2003    268 0.983 - 0.985       263         --        1.95 - 2.30         2.50 - 3.69

DWSII Blue Chip                            2007  3,729 1.326 - 1.639     5,880       0.68        1.55 - 2.65         0.45 - 1.55
   Subaccount (Class B)                    2006  3,736 1.316 - 1.614     5,850       0.47        1.55 - 2.65       12.15 - 13.42
                                           2005  3,865 1.171 - 1.423     5,358       0.49        1.55 - 2.65         4.28 - 8.38
                                           2004  2,316 1.109 - 1.318     3,006       0.04        1.55 - 2.65        1.56 - 14.41
                                           2003    113 1.155 - 1.156       131         --        1.90 - 2.10        5.19 - 15.48

DWSII Conservative Allocation              2007  9,308 1.099 - 1.203    11,017       1.99        1.55 - 2.55         2.04 - 3.08
   Subaccount (Class B)                    2006  9,737 1.077 - 1.167    11,228       1.02        1.55 - 2.55         6.11 - 7.16
                                           2005  6,416 1.015 - 1.089     6,925         --        1.55 - 2.55         1.12 - 3.35
                                           2004  2,298 1.056 - 1.060     2,431         --        1.55 - 2.45         1.54 - 4.75

DWSII Core Fixed Income                    2007  6,432 1.007 - 1.077     6,718       3.83        1.55 - 2.65         0.30 - 2.11
   Subaccount (Class B)                    2006  6,082 0.997 - 1.060     6,243       3.26        1.55 - 2.65         1.22 - 2.36
                                           2005  6,450 0.985 - 1.041     6,499       3.03        1.55 - 2.65       (1.70) - 0.78
                                           2004  5,115 0.993 - 1.015     5,159       0.48        1.55 - 2.65         0.20 - 3.86
                                           2003    189 0.986 - 0.990       186         --        1.70 - 2.30         1.12 - 3.02

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
DWSII Davis Venture Value                  2007  6,710 1.281 - 1.581    10,209       0.32        1.55 - 2.65         1.43 - 2.53
   Subaccount (Class B)                    2006  6,525 1.263 - 1.542     9,723       0.26        1.55 - 2.65       11.38 - 12.64
                                           2005  6,219 1.134 - 1.369     8,265       0.34        1.55 - 2.65         2.89 - 8.00
                                           2004  4,121 1.068 - 1.273     5,180       0.01        1.55 - 2.50         1.94 - 9.48
                                           2003    185 1.156 - 1.160       214         --        1.70 - 2.30        5.65 - 16.06

DWSII Dreman High Return Equity            2007 11,712 1.138 - 1.547    17,531       1.06        1.55 - 2.65     (4.77) - (3.67)
   Subaccount (Class B)                    2006 12,289 1.194 - 1.606    19,166       1.21        1.55 - 2.65       15.11 - 16.40
                                           2005  8,634 1.036 - 1.380    11,585       1.11        1.55 - 2.65         1.07 - 6.28
                                           2004  4,520 1.113 - 1.304     5,841       0.28        1.55 - 2.65        3.20 - 14.51
                                           2003    182 1.159 - 1.164       212         --        1.70 - 2.50        5.63 - 19.06

DWSII Dreman Small Mid Cap Value           2007  4,202 1.306 - 2.067     8,142       0.59        1.55 - 2.65       (0.07) - 1.13
   Subaccount (Class B)                    2006  4,783 1.305 - 2.044     9,263       0.38        1.55 - 2.65       21.35 - 22.62
                                           2005  4,743 1.075 - 1.667     7,470       0.30        1.55 - 2.65       (0.87) - 9.34
                                           2004  2,539 1.165 - 1.542     3,800       0.17        1.55 - 2.65        2.35 - 23.90
                                           2003    201 1.244 - 1.246       250         --        1.70 - 2.10        9.60 - 20.66

DWSII Global Thematic                      2007  2,430 1.540 - 2.137     4,975       0.24        1.55 - 2.60         3.15 - 4.24
   Subaccount (Class B)                    2006  2,262 1.493 - 2.050     4,473       0.18        1.55 - 2.60       11.58 - 27.65
                                           2005  1,912 1.343 - 1.606     2,960         --        1.55 - 2.60       10.48 - 21.70
                                           2004  1,176 1.123 - 1.332     1,532       0.44        1.55 - 2.50        2.72 - 18.68
                                           2003    109 1.179 - 1.180       128         --        1.95 - 2.10         7.08 - 8.16

DWSII Government & Agency Securities       2007  1,408 1.032 - 1.089     1,496       4.15        1.55 - 2.65         2.69 - 3.93
   Subaccount (Class B)                    2006  1,537 1.005 - 1.054     1,581       3.22        1.55 - 2.65         1.11 - 2.15
                                           2005  1,466 0.994 - 1.037     1,481       3.53        1.55 - 2.65       (0.40) - 0.98
                                           2004  1,224 0.998 - 1.015     1,234       0.84        1.55 - 2.65       (0.20) - 2.54
                                           2003    182         0.995       181         --        1.95 - 2.10       (0.30) - 2.05

DWSII Growth Allocation                    2007 13,744 1.171 - 1.320    17,860       1.96        1.55 - 2.55         2.90 - 3.94
   Subaccount (Class B)                    2006 15,021 1.138 - 1.270    18,857       0.79        1.55 - 2.55        9.85 - 10.92
                                           2005 15,355 1.036 - 1.145    17,467         --        1.55 - 2.55       (0.09) - 8.13
                                           2004  4,429 1.094 - 1.097     4,852         --        1.55 - 2.30         0.64 - 7.78

DWSII High Income                          2007  3,876 1.048 - 1.319     4,937       7.46        1.55 - 2.65     (2.14) - (1.05)
   Subaccount (Class B)                    2006  4,372 1.070 - 1.333     5,671       7.05        1.55 - 2.65         7.25 - 8.46
                                           2005  4,575 0.997 - 1.229     5,497       8.44        1.55 - 2.65         0.17 - 2.47
                                           2004  2,742 1.082 - 1.207     3,274       1.96        1.55 - 2.65        1.01 - 10.25
                                           2003    186 1.088 - 1.093       202         --        1.70 - 2.50        4.50 - 10.86

DWSII International Select Equity          2007  2,994 1.545 - 2.224     6,358       2.15        1.55 - 2.65       13.14 - 14.40
   Subaccount (Class B)                    2006  2,721 1.364 - 1.944     5,021       1.61        1.55 - 2.65       21.80 - 23.12
                                           2005  2,731 1.119 - 1.579     4,097       2.29        1.55 - 2.65        2.68 - 15.80
                                           2004  1,580 1.150 - 1.407     2,192       0.11        1.55 - 2.50        2.88 - 22.00
                                           2003     68 1.206 - 1.210        82         --        1.95 - 2.50        6.35 - 20.40

DWSII Janus Growth & Income                2007  1,543 1.193 - 1.501     2,243       0.21        1.55 - 2.65         3.42 - 4.60
   Subaccount (Class B)                    2006  1,762 1.152 - 1.435     2,458       0.24        1.55 - 2.65         2.89 - 6.30
                                           2005  1,755 1.095 - 1.350     2,314         --        1.55 - 2.65        4.16 - 10.02
                                           2004  1,146 1.099 - 1.227     1,383         --        1.55 - 2.65        4.35 - 13.58
                                           2003    204 1.116 - 1.121       229         --        1.70 - 2.50        6.08 - 11.23


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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
DWSII Large Cap Value                      2007  2,093 1.311 - 1.581     3,178       1.30        1.55 - 2.65        9.80 - 11.03
   Subaccount (Class B)                    2006  2,093 1.104 - 1.424     2,876       1.17        1.55 - 2.65       11.90 - 13.20
                                           2005  2,178 0.985 - 1.258     2,650       1.42        1.55 - 2.65       (1.10) - 1.52
                                           2004  1,853 1.078 - 1.258     2,291       0.23        1.55 - 2.65         1.55 - 9.81
                                           2003    122 1.159 - 1.164       142         --        1.70 - 2.50        8.22 - 15.26

DWSII Mid Cap Growth                       2007    635 1.327 - 1.555       964         --        1.55 - 2.45         5.32 - 6.29
   Subaccount (Class B)                    2006    620 1.260 - 1.463       888         --        1.55 - 2.45        3.35 - 12.95
                                           2005    536 1.168 - 1.344       705         --        1.55 - 2.45        5.69 - 12.85
                                           2004    413 1.044 - 1.191       486         --        1.55 - 2.45        0.94 - 16.70
                                           2003     17         1.164        19         --               2.10              (0.26)

DWSII Moderate Allocation                  2007 13,894 1.135 - 1.260    17,238       2.22        1.55 - 2.55         2.44 - 3.45
   Subaccount (Class B)                    2006 14,481 1.108 - 1.218    17,442       0.87        1.55 - 2.55         8.10 - 9.24
                                           2005 14,106 1.025 - 1.115    15,627         --        1.55 - 2.55         2.60 - 5.84
                                           2004  4,088 1.075 - 1.078     4,398         --        1.55 - 2.30         1.42 - 6.22

DWSII Money Market                         2007  4,611 1.012 - 1.047     4,765       4.40        1.55 - 2.55         0.79 - 2.95
   Subaccount (Class B)                    2006  4,882 0.990 - 1.017     4,920       4.19        1.55 - 2.55         1.60 - 2.62
                                           2005  3,008 0.972 - 1.000     2,965       2.52        1.55 - 2.55         0.10 - 0.92
                                           2004  2,361 0.971 - 0.987     2,311       0.61        1.55 - 2.30     (1.52) - (0.40)
                                           2003    290 0.989 - 0.992       288       0.10        1.55 - 2.10     (0.50) - (0.20)

DWSII Small Cap Growth                     2007  2,345 1.093 - 1.396     3,151         --        1.55 - 2.65         3.01 - 4.18
   Subaccount (Class B)                    2006  2,352 1.060 - 1.340     3,043         --        1.55 - 2.65         1.99 - 3.24
                                           2005  2,131 1.037 - 1.298     2,688         --        1.55 - 2.65      (0.36) - 11.53
                                           2004    970 1.064 - 1.235     1,185         --        1.55 - 2.65        0.49 - 22.16
                                           2003     87 1.132 - 1.133        98         --        1.90 - 2.10         0.27 - 8.21

DWSII Technology                           2007  1,159 1.138 - 1.372     1,543         --        1.55 - 2.65      (3.20) - 12.09
   Subaccount (Class B)                    2006  1,004 1.025 - 1.224     1,192         --        1.55 - 2.65     (7.55) - (1.13)
                                           2005  1,127 1.045 - 1.238     1,363       0.12        1.55 - 2.65        0.58 - 15.49
                                           2004    818 1.043 - 1.217       976         --        1.55 - 2.65      (0.66) - 13.62
                                           2003    114 1.215 - 1.217       139         --        1.70 - 2.10        3.58 - 15.48

DWSII Turner Mid Cap Growth                2007  1,456 1.374 - 1.869     2,586         --        1.55 - 2.65        0.73 - 23.20
   Subaccount (Class B)                    2006  1,459 1.127 - 1.517     2,114         --        1.55 - 2.65       (6.86) - 4.62
                                           2005  1,467 1.187 - 1.450     2,052         --        1.55 - 2.65        4.62 - 12.38
                                           2004  1,107 1.097 - 1.324     1,451         --        1.55 - 2.50        6.10 - 12.71
                                           2003     92 1.210 - 1.213       111         --        1.95 - 2.30        2.36 - 16.01

Fidelity VIP Contrafund                    2007 13,481 1.559 - 2.046    25,967       0.78        1.55 - 2.60        1.63 - 15.46
   Subaccount (Service Class 2)            2006 13,276 1.364 - 1.772    22,196       1.00        1.55 - 2.60         8.51 - 9.72
                                           2005 11,559 1.257 - 1.615    17,783       0.08        1.55 - 2.60       11.70 - 17.26
                                           2004  4,082 1.107 - 1.406     5,658       0.03        1.55 - 2.50        5.13 - 16.00
                                           2003     98 1.234 - 1.240       121         --        1.55 - 2.30        0.24 - 16.70

Fidelity VIP Dynamic Capital Appreciation  2007    913 1.436 - 1.654     1,484       0.10        1.55 - 2.50         4.08 - 5.08
   Subaccount (Service Class 2)            2006    988 1.373 - 1.574     1,533       0.24        1.55 - 2.50       10.95 - 12.03
                                           2005  1,020 1.232 - 1.405     1,417         --        1.55 - 2.50       17.70 - 26.48
                                           2004    387 1.042 - 1.182       454         --        1.55 - 2.50      (0.85) - 16.29
                                           2003    115 1.181 - 1.185       136         --        1.55 - 2.10         3.32 - 7.36


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

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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Fidelity VIP Mid Cap                       2007 13,188 1.734 - 2.529    30,667       0.49        1.55 - 2.60       12.38 - 13.56
   Subaccount (Service Class 2)            2006 13,669 1.543 - 2.227    27,993       0.17        1.55 - 2.60        9.51 - 10.63
                                           2005 12,662 1.409 - 2.013    23,741         --        1.55 - 2.60       14.37 - 16.22
                                           2004  4,744 1.227 - 1.732     8,105         --        1.55 - 2.50       14.03 - 25.97
                                           2003    135 1.402 - 1.411       190         --        1.55 - 2.50        5.22 - 12.57

FTVIPT Franklin Rising Dividends           2007  9,440 1.168 - 1.495    13,498       2.39        1.55 - 2.60     (5.19) - (4.23)
   Securities Subaccount (Class 2)         2006  9,632 1.232 - 1.561    14,539       1.05        1.55 - 2.60       14.18 - 15.37
                                           2005  8,404 1.079 - 1.353    11,153       0.90        1.55 - 2.60       (0.31) - 4.84
                                           2004  4,561 1.074 - 1.329     6,023       0.26        1.55 - 2.50        0.40 - 12.39
                                           2003     68 1.211 - 1.216        82         --        1.55 - 2.10        1.68 - 13.22

FTVIPT Franklin Small Mid-Cap Growth       2007  4,323 1.270 - 1.772     7,329         --        1.55 - 2.60         8.36 - 9.52
   Securities Subaccount (Class 2)         2006  3,318 1.172 - 1.618     5,110         --        1.55 - 2.60       (2.74) - 7.01
                                           2005  2,841 1.106 - 1.512     4,165         --        1.55 - 2.60         2.12 - 9.27
                                           2004  1,763 1.083 - 1.465     2,564         --        1.55 - 2.60        3.04 - 14.35
                                           2003    121 1.330 - 1.335       161         --        1.55 - 2.10       (0.82) - 6.12

FTVIPT Templeton Developing Markets        2007  5,256 2.449 - 3.645    17,563       2.20        1.55 - 2.60        1.06 - 26.83
   Securities Subaccount (Class 2)         2006  5,399 1.952 - 2.874    14,370       1.05        1.55 - 2.60       24.81 - 26.11
                                           2005  4,916 1.564 - 2.279    10,404       1.19        1.55 - 2.60       22.19 - 26.88
                                           2004  1,742 1.261 - 1.816     3,128       1.52        1.55 - 2.50        5.88 - 28.51
                                           2003     12 1.474 - 1.479        17         --        1.55 - 2.10        5.57 - 21.63

FTVIPT Templeton Foreign Securities        2007 10,181 1.650 - 2.303    21,786       2.00        1.55 - 2.60       12.47 - 13.67
   Subaccount (Class 2)                    2006 10,416 1.467 - 2.026    19,734       1.22        1.55 - 2.60       18.40 - 19.60
                                           2005  9,400 1.239 - 1.694    15,074       1.14        1.55 - 2.60        6.60 - 10.44
                                           2004  3,390 1.153 - 1.562     5,239       0.57        1.55 - 2.60        4.34 - 16.82
                                           2003    195 1.333 - 1.338       260         --        1.55 - 2.10         6.28 - 9.80

Janus Aspen Global Life Sciences           2007    167 1.796 - 1.860       306         --        1.55 - 2.30       18.94 - 19.85
   Subaccount (Service Shares)             2006    156 1.510 - 1.552       238         --        1.55 - 2.30         3.92 - 4.65
                                           2005    157 1.453 - 1.483       230         --        1.55 - 2.30        9.74 - 10.67
                                           2004    157 1.324 - 1.340       209         --        1.55 - 2.30        1.07 - 12.42
                                           2003     15 1.189 - 1.192        18         --        1.55 - 1.95         7.02 - 8.96

Janus Aspen Global Technology              2007  1,559 1.433 - 1.918     2,856       0.65        1.55 - 2.40        8.62 - 19.80
   Subaccount (Service Shares)             2006    659 1.206 - 1.601       999         --        1.55 - 2.40         5.24 - 6.17
                                           2005    536 1.146 - 1.508       766         --        1.55 - 2.40        4.56 - 23.46
                                           2004    279 1.217 - 1.373       381         --        1.55 - 2.30       (1.37) - 3.49
                                           2003      9 1.382 - 1.386        12         --        1.55 - 1.95       (0.86) - 9.05

Janus Aspen Worldwide Growth               2007    176 1.635 - 1.677       290       0.57        1.55 - 2.10         7.07 - 7.64
   Subaccount (Service Shares)             2006    163 1.515 - 1.558       251       1.64        1.55 - 2.30       12.31 - 16.18
                                           2005    165 1.322 - 1.341       219       1.34        1.55 - 2.10         3.36 - 3.95
                                           2004    106 1.279 - 1.290       136       1.18        1.55 - 2.10       (4.19) - 2.87
                                           2003     30 1.250 - 1.254        38       0.25        1.55 - 1.95       11.76 - 13.53

LMPVET Aggressive Growth
   Subaccount (Class I) (b)                2007  4,852 1.203 - 1.602     7,204         --        1.55 - 2.50     (5.02) - (4.42)

LMPVET Aggressive Growth
   Subaccount (Class II) (b)               2007  4,748 1.185 - 1.566     6,941         --        1.55 - 2.60     (5.20) - (4.51)

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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
LMPVET Appreciation
   Subaccount (Class I) (b)                2007  1,072 1.260 - 1.591     1,646       1.02        1.55 - 2.40         2.27 - 2.84

LMPVET Equity Index                        2007  8,658 1.253 - 1.581    13,108       1.57        1.55 - 2.50         2.37 - 3.27
   Subaccount (Class II)                   2006  9,130 1.224 - 1.531    13,422       1.34        1.55 - 2.50       12.22 - 13.41
                                           2005  9,144 1.089 - 1.350    11,923       1.48        1.55 - 2.50         1.70 - 8.80
                                           2004  5,183 1.072 - 1.316     6,722       3.15        1.55 - 2.50        5.08 - 10.47
                                           2003    239 1.208 - 1.212       290       1.73        1.55 - 2.10        5.49 - 14.81

LMPVET Fundamental Value
   Subaccount (ClassI) (b)                 2007  2,906 1.215 - 1.659     4,590       1.21        1.55 - 2.60     (5.70) - (5.04)

LMPVET Investors                           2007  1,909 1.331 - 1.730     3,080       1.24        1.55 - 2.50         1.35 - 2.31
   Subaccount (Class I)                    2006  1,948 1.308 - 1.691     3,092       1.66        1.55 - 2.50       15.32 - 16.46
                                           2005  1,832 1.129 - 1.452     2,550       1.40        1.55 - 2.50         3.89 - 4.84
                                           2004  1,277 1.081 - 1.385     1,743       3.68        1.55 - 2.50         7.66 - 9.86
                                           2003     55 1.266 - 1.274        70       2.35        1.55 - 2.50        5.64 - 13.55

LMPVET Large Cap Growth
   Subaccount (ClassI) (b)                 2007  1,812 1.077 - 1.426     2,440       0.04        1.55 - 2.50     (1.16) - (0.56)

LMPVET Small Cap Growth                    2007  2,663 1.402 - 2.013     4,921         --        1.55 - 2.60         7.19 - 8.28
   Subaccount (Class I)                    2006  2,870 1.308 - 1.859     4,926         --        1.55 - 2.60        9.92 - 11.05
                                           2005  2,880 1.190 - 1.674     4,492         --        1.55 - 2.60         1.10 - 3.27
                                           2004  1,599 1.166 - 1.621     2,522         --        1.55 - 2.50        1.39 - 25.00
                                           2003    192 1.425 - 1.430       274         --        1.55 - 2.10        3.63 - 21.29

LMPVET Social Awareness                    2007    823 1.202 - 1.263     1,016       1.40        1.55 - 2.50         8.09 - 9.21
   Subaccount                              2006    816 1.112 - 1.162       926       0.55        1.55 - 2.50         5.10 - 6.05
                                           2005    727 1.058 - 1.102       779       0.91        1.55 - 2.50         1.83 - 4.08
                                           2004    267 1.039 - 1.077       278       1.43        1.55 - 2.50        0.00 - 12.42

LMPVPI All Cap                             2007     -- 1.296 - 1.747        --       0.29        1.55 - 2.50         4.66 - 4.92
   Subaccount (Class I) (a)                2006  2,869 1.238 - 1.665     4,544       1.39        1.55 - 2.50       15.19 - 16.27
                                           2005  2,874 1.074 - 1.432     3,928       1.02        1.55 - 2.50        1.45 - 10.49
                                           2004  1,925 1.059 - 1.398     2,644       1.09        1.55 - 2.50        5.68 - 13.60
                                           2003    186 1.302 - 1.311       244       0.54        1.55 - 2.50        7.83 - 16.37

LMPVPI All Cap                             2007     -- 1.233 - 1.261        --       0.04        1.55 - 2.60         2.53 - 4.82
   Subaccount (Class II) (a)               2006    188 1.180 - 1.203       225       2.20        1.55 - 2.60        4.93 - 16.01
                                           2005     23 1.027 - 1.037        23       0.63        1.55 - 2.60         1.58 - 8.02

LMPVPII Growth and Income                  2007     -- 1.232 - 1.547        --       0.06        1.55 - 2.40         4.14 - 4.46
   Subaccount (Class I) (a)                2006  1,170 1.183 - 1.481     1,670       0.41        1.55 - 2.40        9.74 - 11.84
                                           2005  1,151 1.078 - 1.338     1,490       0.41        1.55 - 2.40         1.22 - 2.06
                                           2004    878 1.065 - 1.311     1,134       2.13        1.55 - 2.40         2.36 - 8.77
                                           2003     57 1.225 - 1.229        70       0.55        1.55 - 1.95         5.06 - 7.24

LMPVPI Large Cap Growth                    2007     -- 1.087 - 1.434        --         --        1.55 - 2.50         3.83 - 4.16
   Subaccount (Class I) (a)                2006  2,012 1.045 - 1.377     2,611         --        1.55 - 2.50         1.68 - 2.68
                                           2005  2,073 1.023 - 1.341     2,653       0.02        1.55 - 2.50         2.67 - 3.55
                                           2004  1,359 0.992 - 1.295     1,723       0.39        1.55 - 2.50      (4.19) - 13.94
                                           2003    106 1.303 - 1.308       139         --        1.55 - 2.10        3.66 - 14.44

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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
LMPVPII Aggressive Growth                  2007     -- 1.266 - 1.676        --         --        1.55 - 2.50         3.26 - 3.52
   Subaccount (Class I) (a)                2006  5,658 1.226 - 1.619     8,461         --        1.55 - 2.50         8.32 - 9.39
                                           2005  5,529 1.131 - 1.480     7,653         --        1.55 - 2.50        7.13 - 17.99
                                           2004  2,209 1.056 - 1.368     2,975         --        1.55 - 2.50      (1.53) - 13.30
                                           2003    122 1.265 - 1.274       155         --        1.55 - 2.50        4.20 - 13.14

LMPVPII Aggressive Growth                  2007     -- 1.250 - 1.640        --         --        1.55 - 2.60         3.14 - 3.47
   Subaccount (Class II) (a)               2006  4,745 1.212 - 1.585     7,132         --        1.55 - 2.60         7.93 - 9.08
                                           2005  3,681 1.123 - 1.453     5,212         --        1.55 - 2.60        6.85 - 17.48
                                           2004  2,435 1.051 - 1.346     3,257         --        1.55 - 2.60      (0.89) - 10.69
                                           2003    146 1.252 - 1.257       184         --        1.55 - 2.10       (0.08) - 7.45

LMPVET Capital and Income
   Subaccount (Class II) (b)               2007  3,621 1.086 - 1.372     4,781       1.23        1.55 - 2.70       (1.75) - 0.00

LMPVIT Adjustable Rate Income              2007  2,401 0.985 - 1.026     2,424       4.35        1.55 - 2.50     (1.10) - (0.19)
   Subaccount                              2006  2,895 0.996 - 1.028     2,941       4.21        1.55 - 2.60         1.41 - 2.49
                                           2005  3,439 0.981 - 1.003     3,417       3.88        1.55 - 2.60       (0.20) - 0.80
                                           2004  1,531 0.983 - 0.999     1,515       2.81        1.55 - 2.60     (0.91) - (0.10)
                                           2003     24 0.998 - 0.999        24       0.46        1.55 - 1.70         0.00 - 0.10

LMPVPI Total Return                        2007     -- 1.096 - 1.372        --       0.57        1.55 - 2.70         2.42 - 2.85
   Subaccount (Class II) (a)               2006  3,314 1.069 - 1.334     4,295       2.23        1.55 - 2.70        2.00 - 10.52
                                           2005  2,172 1.056 - 1.207     2,591       2.12        1.55 - 2.60       (0.85) - 3.22
                                           2004  1,125 1.117 - 1.191     1,333       4.47        1.55 - 2.50         0.09 - 6.82
                                           2003     80 1.112 - 1.115        89       0.77        1.55 - 1.95         3.15 - 8.58

Lord Abbett Growth and Income              2007     -- 1.308 - 1.682        --         --        1.55 - 2.60         3.62 - 3.89
   Subaccount (Class VC) (a)               2006  9,932 1.262 - 1.619    15,035       1.28        1.55 - 2.60       14.21 - 15.48
                                           2005  9,339 1.105 - 1.402    12,372       1.31        1.55 - 2.60         0.74 - 4.69
                                           2004  3,180 1.099 - 1.379     4,334       2.24        1.55 - 2.50        2.01 - 14.21
                                           2003    169 1.239 - 1.243       210       1.69        1.55 - 2.10        4.98 - 12.93

Lord Abbett Mid-Cap Value                  2007     -- 1.477 - 1.995        --         --        1.55 - 2.50        9.90 - 10.22
   Subaccount (Class VC) (a)               2006  7,690 1.343 - 1.810    13,037       0.49        1.55 - 2.50        9.46 - 10.50
                                           2005  8,163 1.226 - 1.638    12,646       0.58        1.55 - 2.50        5.55 - 13.54
                                           2004  3,089 1.160 - 1.537     4,701       0.80        1.55 - 2.50        3.66 - 21.96
                                           2003    108 1.252 - 1.257       136       2.19        1.70 - 2.30        7.90 - 16.90

MIST Batterymarch Mid-Cap Stock            2007  3,112 1.302 - 1.792     5,296       0.31        1.55 - 2.60         3.33 - 4.43
   Subaccount (Class A)                    2006  3,217 1.260 - 1.716     5,268         --        1.55 - 2.60     (5.48) - (4.77)

MIST BlackRock High Yield                  2007  9,128 1.152 - 1.331    11,725       5.40        1.44 - 2.39       (3.11) - 1.14
   Subaccount (Class A)                    2006  4,114 1.157 - 1.316     5,267         --        1.55 - 2.50         4.78 - 5.45

MIST BlackRock Large-Cap Core
   Subaccount (Class E) (b)                2007  2,586 1.415 - 1.724     4,252         --        1.55 - 2.60     (0.77) - (0.06)

MIST BlackRock Large-Cap Core              2007     -- 1.426 - 1.725        --       0.69        1.55 - 2.60        4.53 - 4.86
   Subaccount (Class A) (a)                2006  3,099 1.364 - 1.645     4,905         --        1.55 - 2.60         5.17 - 5.92

MIST Dreman Small-Cap Value                2007    381 1.293 - 1.322       499         --        1.55 - 2.40     (3.29) - (2.51)
   Subaccount (Class A)                    2006    276 1.335 - 1.356       371       0.64        1.55 - 2.50       (0.37) - 9.48


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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
MIST Harris Oakmark International          2007  3,949 1.477 - 1.924     7,220       0.95        1.54 - 2.59     (3.40) - (2.34)
   Subaccount (Class A)                    2006  3,322 1.529 - 1.970     6,267         --        1.51 - 2.56        9.45 - 17.50

MIST Janus Forty                           2007  5,161 1.717 - 2.172    10,611       0.17        1.55 - 2.60       27.09 - 28.44
   Subaccount (Class A)                    2006  5,188 1.351 - 1.691     8,292         --        1.55 - 2.60         1.87 - 2.55

MIST Lazard Mid-Cap
   Subaccount (Class B) (b)                2007    385 1.105 - 1.127       430         --        1.55 - 2.30   (12.79) - (12.36)

MIST Legg Mason Partners Managed           2007  3,583 1.197 - 1.240     4,379       2.38        1.55 - 2.50         3.73 - 4.73
   Assets Subaccount (Class A)             2006  3,675 1.154 - 1.186     4,309         --        1.55 - 2.50         5.00 - 5.71

MIST Lord Abbett Bond Debenture            2007  2,966 1.180 - 1.387     3,988       5.58        1.55 - 2.50         4.24 - 5.24
   Subaccount (Class A)                    2006  3,146 1.131 - 1.318     4,037         --        1.55 - 2.50         4.17 - 4.77

MIST Lord Abbett Growth and Income         2007 26,022 1.084 - 1.104    28,509       0.53        1.30 - 2.35       (2.43) - 2.41
  Subaccount (Class B)                     2006 14,276 1.071 - 1.078    15,344         --        1.30 - 2.25         6.99 - 7.69

MIST Lord Abbett Mid-Cap Value             2007 11,639 1.045 - 1.062    12,277       0.03        1.55 - 2.50    (10.68) - (0.93)
   Subaccount (Class B)                    2006    100 1.066 - 1.072       107         --        1.55 - 2.40      (0.47) - 14.41

MIST Met/AIM Capital Appreciation          2007  1,935 1.267 - 1.596     2,899       0.09        1.55 - 2.60        9.04 - 10.14
   Subaccount (Class A)                    2006  2,015 1.162 - 1.449     2,762       0.18        1.55 - 2.60     (1.86) - (1.16)

MIST Met/AIM Capital Appreciation
   Subaccount (Class E) (b)                2007  4,459 1.253 - 1.574     6,777         --        1.55 - 2.60         2.45 - 3.08

MIST Met/AIM Small Cap Growth              2007    320 1.358 - 1.388       439         --        1.55 - 2.40         8.81 - 9.72
   Subaccount (Class A)                    2006    151 1.248 - 1.265       190         --        1.55 - 2.40      (1.27) - 14.44

MIST MFS Emerging Markets Equity
   Subaccount (Class A) (b)                2007  1,831 2.040 - 3.509     6,019         --        1.55 - 2.65       24.32 - 25.28

MIST MFS Research International
   Subaccount (Class B) (b)                2007    898 1.798 - 2.326     2,036         --        1.55 - 2.30       (2.43) - 4.49

MIST MFS Value                             2007  6,311 1.425 - 1.475     9,216         --        1.55 - 2.50         5.01 - 5.96
   Subaccount (Class A)                    2006  5,845 1.357 - 1.399     8,086       1.33        1.55 - 2.50        9.79 - 10.56

MIST Neuberger Berman Real Estate          2007 12,750 1.006 - 1.024    12,977       1.09        1.55 - 2.60   (17.00) - (16.13)
   Subaccount (Class A)                    2006 14,706 1.212 - 1.221    17,906         --        1.55 - 2.60       20.84 - 21.73

MIST Oppenheimer Capital Appreciation      2007  6,037 1.115 - 1.134     6,810         --        1.55 - 2.60       11.39 - 12.50
   Subaccount (Class B)                    2006  5,584 1.001 - 1.008     5,617         --        1.55 - 2.60         0.70 - 1.41

MIST PIMCO Inflation Protected Bond
   Subaccount (Class A) (b)                2007 10,145 1.080 - 1.214    11,977         --        1.55 - 2.60         5.58 - 6.30

MIST Pioneer Fund                          2007    710 1.328 - 1.606     1,096       0.90        1.55 - 2.50         2.40 - 3.41
   Subaccount (Class A)                    2006    915 1.291 - 1.553     1,367         --        1.55 - 2.50         6.91 - 7.55

MIST Pioneer Mid-Cap Value                 2007     -- 1.267 - 1.286        --       0.42        1.55 - 2.30        9.47 - 10.48
   Subaccount (Class A) (a)                2006    403 1.151 - 1.164       467       0.25        1.55 - 2.30         1.05 - 7.93


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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
MIST Pioneer Strategic Income              2007  7,953 1.176 - 1.222     9,597       0.69        1.55 - 2.60         3.90 - 5.00
   Subaccount (Class A)                    2006  7,967 1.131 - 1.170     9,185       4.88        1.55 - 2.60         2.85 - 3.57

MIST Third Avenue Small Cap Value          2007 23,927 0.965 - 0.983    23,369       0.55        1.55 - 2.60    (10.65) - (4.47)
   Subaccount (Class B)                    2006 11,793 1.023 - 1.029    12,101         --        1.55 - 2.50         1.99 - 2.59

MSF BlackRock Aggressive Growth            2007  3,419 1.301 - 1.791     5,818         --        1.55 - 2.50       17.41 - 18.61
   Subaccount (Class D)                    2006  3,413 1.106 - 1.510     4,887         --        1.55 - 2.50     (2.98) - (2.39)

MSF BlackRock Bond Income                  2007  7,720 1.057 - 1.114     8,451       3.22        1.55 - 2.50         3.60 - 4.70
   Subaccount (Class A)                    2006  7,799 1.017 - 1.064     8,186         --        1.55 - 2.50         3.32 - 3.91

MSF BlackRock Money Market                 2007 32,798 1.023 - 1.069    34,537       4.94        1.55 - 2.70         0.38 - 3.38
   Subaccount (Class A)                    2006 22,531 0.999 - 1.034    22,986       3.30        1.55 - 2.70         1.09 - 2.27

MSF FI Large Cap                           2007  3,476 1.161 - 1.427     4,555       0.16        1.55 - 2.60         1.22 - 2.37
   Subaccount (Class A)                    2006  3,768 1.147 - 1.394     4,864         --        1.55 - 2.60         0.70 - 1.38

MSF FI Value Leaders                       2007  7,652 1.212 - 1.519    11,077       0.83        1.55 - 2.60         1.34 - 2.50
   Subaccount (Class D)                    2006  7,806 1.196 - 1.482    11,076         --        1.55 - 2.60         1.96 - 2.63

MSF MetLife Aggressive Allocation          2007  1,927 1.060 - 1.078     2,058       0.05        1.55 - 2.60         0.66 - 1.60
   Subaccount (Class B)                    2006  1,577 1.053 - 1.061     1,666         --        1.55 - 2.60         5.09 - 5.89

MSF MetLife Conservative Allocation        2007  2,606 1.067 - 1.084     2,799         --        1.55 - 2.50       (0.09) - 3.93
   Subaccount (Class B)                    2006  2,593 1.036 - 1.043     2,695         --        1.55 - 2.50         0.97 - 5.80

MSF MetLife Conservative to Moderate       2007  3,662 1.068 - 1.083     3,940         --        1.55 - 2.40         1.04 - 3.66
   Allocation Subaccount (Class B)         2006  1,853 1.044 - 1.050     1,939         --        1.55 - 2.40         3.77 - 4.79

MSF MetLife Moderate Allocation            2007 11,761 1.067 - 1.084    12,644       0.01        1.55 - 2.50         1.81 - 2.75
   Subaccount (Class B)                    2006 10,582 1.048 - 1.055    11,126         --        1.55 - 2.50         4.59 - 9.92

MSF MetLife Moderate to Aggressive         2007  6,204 1.065 - 1.084     6,674       0.03        1.55 - 2.60       (2.26) - 2.26
   Allocation Subaccount (Class B)         2006  6,709 1.052 - 1.060     7,085         --        1.55 - 2.60         4.99 - 5.79

MSF MFS Total Return                       2007  5,033 1.077 - 1.099     5,484       1.81        1.55 - 2.75       (3.47) - 2.52
   Subaccount (Class B)                    2006  3,929 1.064 - 1.072     4,198         --        1.55 - 2.65         6.08 - 6.88

MSF MFS Total Return                       2007 24,421 1.226 - 1.419    33,326       1.96        1.55 - 2.50         1.57 - 2.60
   Subaccount (Class F)                    2006 25,723 1.205 - 1.383    34,428         --        1.55 - 2.50         6.26 - 6.88

MSF Oppenheimer Global Equity              2007 30,426 1.081 - 1.101    33,273       0.89        1.55 - 2.60         3.54 - 4.66
   Subaccount (Class B)                    2006 33,480 1.044 - 1.052    35,113         --        1.39 - 2.54         4.82 - 5.62

MSF T. Rowe Price Large Cap Growth         2007  2,390 1.131 - 1.149     2,730       0.19        1.55 - 2.50       (2.24) - 7.48
   Subaccount (Class B)                    2006  2,365 1.062 - 1.069     2,523         --        1.55 - 2.50         6.41 - 7.11

MSF Western Asset Management High          2007     -- 1.163 - 1.199        --      10.16        1.55 - 2.50         3.47 - 3.82
   Yield Bond Subaccount (Class A) (a)     2006  6,377 1.124 - 1.157     7,320         --        1.55 - 2.50         5.64 - 6.37

MSF Western Asset Management               2007  5,392 1.067 - 1.117     5,929       2.77        1.40 - 2.45         1.86 - 2.89
   U.S. Government Subaccount (Class A)    2006  5,918 1.046 - 1.091     6,345         --        1.40 - 2.45         2.77 - 3.47


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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
PIMCO VIT Real Return                      2007     -- 1.020 - 1.141        --       1.55        1.55 - 2.60         1.72 - 1.98
   Subaccount (Administrative Class) (a)   2006 10,340 1.002 - 1.119    11,306       4.24        1.55 - 2.60     (1.89) - (0.80)
                                           2005  9,967 1.018 - 1.128    11,053       2.92        1.55 - 2.60       (0.56) - 0.66
                                           2004  4,188 1.020 - 1.122     4,667       1.18        1.55 - 2.60         1.23 - 7.47
                                           2003    331 1.043 - 1.047       346       0.38        1.55 - 2.10       (1.23) - 2.45

PIMCO VIT Total Return                     2007 23,835 1.095 - 1.155    27,021       4.80        1.55 - 2.60         5.98 - 7.04
   Subaccount (Administrative Class)       2006 24,626 1.030 - 1.079    26,181       4.42        1.55 - 2.60         1.15 - 2.27
                                           2005 22,715 1.014 - 1.055    23,715       3.59        1.55 - 2.60       (0.19) - 0.86
                                           2004  8,552 1.011 - 1.046     8,894       1.99        1.55 - 2.60         0.10 - 3.26
                                           2003    649 1.007 - 1.013       656       1.33        1.55 - 2.50       (1.37) - 3.58

Pioneer America Income VCT                 2007     -- 1.022 - 1.077        --       3.94        1.55 - 2.70         2.51 - 3.79
   Subaccount (Class II) (c)               2006  8,439 0.993 - 1.042     8,589       4.41        1.55 - 2.70         0.49 - 2.55
                                           2005  7,379 0.985 - 1.031     7,418       4.46        1.55 - 2.60       (1.16) - 0.41
                                           2004  3,712 0.990 - 1.034     3,730       4.63        1.55 - 2.50       (1.19) - 3.07
                                           2003     95 0.993 - 0.995        94       0.66        1.55 - 1.95       (0.10) - 1.22

Pioneer Bond VCT
   Subaccount (Class II) (d)               2007  8,897 1.090 - 1.092     9,707       0.65        1.55 - 2.70         9.00 - 9.20

Pioneer Cullen Value VCT                   2007  6,349 1.274 - 1.312     8,261       0.80        1.55 - 2.60         2.32 - 4.79
   Subaccount (Class II)                   2006  4,297 1.229 - 1.252     5,355       0.17        1.55 - 2.60        4.91 - 15.29
                                           2005  1,318 1.077 - 1.086     1,427         --        1.55 - 2.60        0.65 - 10.74

Pioneer Emerging Markets VCT               2007  4,034 3.178 - 4.474    16,567       0.34        1.55 - 2.60       38.78 - 40.25
   Subaccount (Class II)                   2006  3,673 2.290 - 3.190    10,763       0.34        1.55 - 2.60       18.94 - 33.42
                                           2005  2,674 1.734 - 2.391     6,191       0.46        1.55 - 2.60       31.92 - 39.65
                                           2004  1,557 1.294 - 1.764     2,728       0.56        1.55 - 2.60        0.00 - 28.02
                                           2003     55 1.505 - 1.510        82         --        1.55 - 2.10        1.28 - 18.69

Pioneer Equity Income VCT                  2007  7,595 1.347 - 1.703    12,465       2.30        1.55 - 2.60     (2.04) - (0.99)
   Subaccount (Class II)                   2006  7,097 1.375 - 1.720    11,862       2.42        1.55 - 2.60       11.13 - 20.28
                                           2005  5,594 1.155 - 1.430     7,879       2.23        1.55 - 2.60         0.61 - 4.05
                                           2004  3,021 1.127 - 1.377     4,140       3.12        1.55 - 2.50        2.36 - 14.27
                                           2003    101 1.201 - 1.205       121       0.92        1.55 - 2.10        4.43 - 10.56

Pioneer Equity Opportunity VCT             2007     -- 1.339 - 1.377        --       0.18        1.55 - 2.60      (5.61) - 10.07
   Subaccount (Class II) (c)               2006    158 1.228 - 1.251       196       0.32        1.55 - 2.60      (0.88) - 17.46
                                           2005     30 1.058 - 1.065        32         --        1.55 - 2.40       (1.21) - 8.45

Pioneer Fund VCT                           2007 10,620 1.301 - 1.633    16,551       1.06        1.55 - 2.60         2.12 - 3.16
   Subaccount (Class II)                   2006  6,575 1.274 - 1.583    10,009       1.13        1.55 - 2.60       13.35 - 14.63
                                           2005  5,875 1.124 - 1.381     7,912       1.16        1.55 - 2.60         3.21 - 6.18
                                           2004  3,497 1.089 - 1.324     4,598       1.17        1.55 - 2.60        0.74 - 13.11
                                           2003    336 1.208 - 1.213       407       0.74        1.55 - 2.10        0.25 - 12.86

Pioneer Global High Yield VCT              2007  4,530 1.069 - 1.154     5,154       8.08        1.55 - 2.75       (0.71) - 0.52
   Subaccount (Class II)                   2006  3,095 1.075 - 1.148     3,517       7.29        1.55 - 2.75        2.37 - 10.28
                                           2005    670 1.032 - 1.041       696       4.80        1.55 - 2.60       (0.48) - 5.06

Pioneer High Yield VCT                     2007 10,357 1.068 - 1.357    13,519       5.08        1.55 - 2.75         0.66 - 3.98
   Subaccount (Class II)                   2006 11,739 1.044 - 1.305    14,826       5.26        1.55 - 2.70         0.17 - 6.62
                                           2005  8,126 1.074 - 1.224     9,833       5.23        1.55 - 2.60       (0.83) - 1.99
                                           2004  6,312 1.087 - 1.223     7,686       5.01        1.55 - 2.50         1.21 - 6.93
                                           2003    332 1.148 - 1.152       382       2.37        1.55 - 2.10         1.68 - 9.09

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
                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Pioneer Ibbotson Aggressive Allocation VCT 2007  4,404 1.236 - 1.266     5,526       1.26        1.55 - 2.40         2.66 - 3.60
   Subaccount (Class II)                   2006  3,637 1.204 - 1.222     4,420       0.26        1.55 - 2.40        6.56 - 12.63
                                           2005  1,079 1.078 - 1.085     1,166         --        1.55 - 2.40        2.56 - 10.94

Pioneer Ibbotson Growth Allocation VCT     2007 91,686 1.089 - 1.230   110,642       1.01        1.55 - 2.90         2.74 - 4.06
   Subaccount (Class II)                   2006 55,528 1.060 - 1.182    64,825       0.14        1.55 - 2.90        5.35 - 10.99
                                           2005  4,439 1.058 - 1.065     4,711         --        1.55 - 2.40         0.95 - 9.15

Pioneer Ibbotson Moderate Allocation VCT   2007 48,332 1.081 - 1.190    56,545       1.01        1.55 - 2.70         2.85 - 4.02
   Subaccount (Class II)                   2006 33,498 1.051 - 1.144    37,907       0.30        1.55 - 2.70       (0.26) - 8.95
                                           2005  4,663 1.043 - 1.050     4,880         --        1.55 - 2.40         2.44 - 7.28

Pioneer Independence VCT                   2007  1,704 1.207 - 1.394     2,298         --        1.55 - 2.60         4.68 - 5.77
   Subaccount (Class II)                   2006  1,390 1.153 - 1.318     1,778         --        1.55 - 2.60        1.57 - 12.18
                                           2005  1,184 1.086 - 1.228     1,424       0.58        1.55 - 2.60       (0.44) - 3.52
                                           2004    799 1.189 - 1.208       962         --        1.55 - 2.50        4.18 - 10.55
                                           2003     77 1.149 - 1.154        88         --        1.55 - 2.10         0.17 - 2.58

Pioneer International Value VCT            2007  2,695 1.729 - 2.295     5,797       0.31        1.55 - 2.60       10.34 - 11.46
   Subaccount (Class II)                   2006  2,234 1.567 - 2.059     4,369       0.26        1.55 - 2.60       19.44 - 20.69
                                           2005    873 1.312 - 1.706     1,457       0.06        1.55 - 2.60        9.65 - 18.76
                                           2004    504 1.480 - 1.504       752       0.32        1.55 - 2.50       12.62 - 16.59
                                           2003     16 1.286 - 1.290        21         --        1.55 - 1.95       12.41 - 12.76

Pioneer Mid Cap Value VCT                  2007  6,362 1.345 - 1.928    11,422       0.58        1.55 - 2.60         2.67 - 3.71
   Subaccount (Class II)                   2006  5,978 1.310 - 1.859    10,453         --        1.55 - 2.60        9.35 - 10.52
                                           2005  5,101 1.198 - 1.682     8,245       0.21        1.55 - 2.60       (0.07) - 5.99
                                           2004  2,609 1.143 - 1.587     4,112       0.17        1.55 - 2.50        0.78 - 19.86
                                           2003    205 1.317 - 1.324       271         --        1.55 - 2.30        7.24 - 11.20

Pioneer Oak Ridge Large Cap Growth VCT     2007  4,884 1.189 - 1.257     6,041       0.19        1.55 - 2.60         5.41 - 6.44
   Subaccount (Class II)                   2006  4,896 1.128 - 1.181     5,709       0.03        1.55 - 2.60       (1.18) - 1.20
                                           2005  3,982 1.127 - 1.167     4,610       0.14        1.55 - 2.60        4.59 - 10.98
                                           2004  1,455 1.070 - 1.095     1,589         --        1.55 - 2.50      (0.09) - 11.01

Pioneer Real Estate Shares VCT             2007  4,048 1.470 - 2.035     7,785       2.52        1.55 - 2.60    (21.18) - (6.17)
   Subaccount (Class II)                   2006  4,537 1.859 - 2.555    11,118       2.40        1.55 - 2.60       20.87 - 34.40
                                           2005  3,540 1.462 - 1.901     6,588       3.29        1.55 - 2.60        4.24 - 18.55
                                           2004  1,875 1.310 - 1.681     3,137       4.29        1.55 - 2.30        4.13 - 41.52
                                           2003     99 1.256 - 1.261       125       2.94        1.55 - 2.10      (0.16) - 15.69

Pioneer Small and Mid Cap Growth VCT       2007     -- 1.266 - 1.388        --         --        1.55 - 2.60       17.11 - 18.23
   Subaccount (Class II) (c)               2006  1,958 1.081 - 1.174     2,261         --        1.55 - 2.60         1.05 - 8.48
                                           2005  1,575 1.029 - 1.106     1,724         --        1.55 - 2.60         1.47 - 6.69
                                           2004    794 1.010 - 1.074       850         --        1.55 - 2.40       (1.11) - 5.29

Pioneer Small Cap Value VCT                2007  4,166 1.255 - 1.797     6,895       0.51        1.55 - 2.60     (9.58) - (8.60)
   Subaccount (Class II)                   2006  4,228 1.388 - 1.966     7,797         --        1.55 - 2.60       11.22 - 12.41
                                           2005  2,736 1.248 - 1.749     4,661         --        1.55 - 2.60        8.39 - 18.16
                                           2004  1,455 1.156 - 1.599     2,314         --        1.55 - 2.50        3.96 - 19.94
                                           2003    182 1.348 - 1.355       247         --        1.55 - 2.30        8.00 - 10.49

5. FINANCIAL HIGHLIGHTS

                                                       AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                                ------------------------------- ------------------------------------------------
                                                       UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 UNITS   LOWEST TO   NET ASSETS     INCOME        LOWEST TO        LOWEST TO
                                                (000s)  HIGHEST ($)    ($000s)    RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                                ------ ------------- ---------- ------------- ---------------- -----------------
Pioneer Strategic Income VCT               2007 17,800 1.064 - 1.301    22,422       5.15        1.55 - 2.70         3.30 - 4.50
   Subaccount (Class II)                   2006 15,977 1.030 - 1.245    19,447       5.17        1.55 - 2.70         3.39 - 4.62
                                           2005 13,239 1.060 - 1.190    15,555       5.58        1.55 - 2.60       (0.18) - 1.79
                                           2004  7,013 1.097 - 1.179     8,226       5.63        1.55 - 2.60         0.18 - 8.26
                                           2003    552 1.085 - 1.089       601       2.51        1.55 - 2.10         0.18 - 6.06

Pioneer Value VCT                          2007     -- 1.231 - 1.528        --       2.74        1.55 - 2.60       (0.73) - 0.13
   Subaccount (Class II) (c)               2006  4,146 1.240 - 1.526     6,072       0.22        1.55 - 2.60       12.12 - 13.29
                                           2005  3,810 1.106 - 1.347     5,010       0.09        1.55 - 2.60       (0.07) - 6.14
                                           2004  2,559 1.085 - 1.307     3,321       0.04        1.55 - 2.60        0.46 - 11.26
                                           2003     76 1.187 - 1.192        91       0.03        1.55 - 2.10         3.56 - 8.09

Putnam VT International Equity             2007     -- 2.161 - 2.226        --       2.83        1.55 - 2.30         8.05 - 8.27
   Subaccount (Class IB) (a)               2006    356 2.000 - 2.056       724       0.62        1.55 - 2.30       24.77 - 25.75
                                           2005    378 1.603 - 1.635       613       1.38        1.55 - 2.30        9.64 - 10.47
                                           2004    327 1.462 - 1.480       482       1.46        1.55 - 2.30       13.60 - 14.37
                                           2003     73 1.287 - 1.294        95         --        1.55 - 2.30        7.92 - 13.76

Putnam VT Small Cap Value                  2007     -- 1.509 - 2.310        --       0.55        1.55 - 2.60         6.46 - 6.80
   Subaccount (Class IB) (a)               2006  7,589 1.416 - 2.163    14,986       0.32        1.55 - 2.60       14.33 - 15.48
                                           2005  7,439 1.235 - 1.873    12,828       0.14        1.55 - 2.60        0.42 - 10.99
                                           2004  3,522 1.180 - 1.777     6,159       0.06        1.55 - 2.50        3.02 - 25.92
                                           2003    119 1.423 - 1.430       169         --        1.55 - 2.30        4.84 - 27.62

Van Kampen LIT Comstock                    2007  8,374 1.242 - 1.642    12,611       1.58        1.55 - 2.50     (4.73) - (3.86)
   Subaccount (Class II)                   2006  9,180 1.302 - 1.708    14,496       1.27        1.55 - 2.50       13.18 - 14.25
                                           2005  9,419 1.149 - 1.495    13,086       0.64        1.55 - 2.50         1.53 - 5.03
                                           2004  3,433 1.133 - 1.458     4,944       0.31        1.55 - 2.50        3.91 - 15.62
                                           2003    229 1.255 - 1.261       288         --        1.55 - 2.30        6.90 - 14.05

Van Kampen LIT Enterprise                  2007    128 1.463 - 1.501       190       0.15        1.55 - 2.10       10.08 - 10.69
   Subaccount (Class II)                   2006    130 1.329 - 1.356       175       0.18        1.55 - 2.10         4.56 - 5.20
                                           2005    128 1.271 - 1.289       164       0.46        1.55 - 2.10         5.65 - 6.18
                                           2004    126 1.203 - 1.214       152       0.04        1.55 - 2.10         1.77 - 5.80
                                           2003     21 1.185 - 1.188        25         --        1.55 - 1.95         2.78 - 5.79

(1) The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Subaccount from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Subaccount is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Subaccount invests.

(3) These amounts represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

(a)  For the period January1, 2007 to April 27, 2007.

(b)  For the period April30, 2007 to December 31, 2007.

(c)  For the period January1, 2007 to November 9, 2007.

(d)  For the period November12, 2007 to December 31, 2007.

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           AIM V.I. MID CAP CORE EQUITY   AIM V.I. UTILITIES   AIM V.I. CAPITAL APPRECIATION
                                    SUBACCOUNT                SUBACCOUNT                SUBACCOUNT
                                   (SERIES II)                (SERIES I)                (SERIES II)
                           ----------------------------  --------------------  ----------------------------
                                2007          2006          2007      2006         2007 (a)       2006
                           -------------  -------------  ---------- ---------  --------------  ------------
Accumulation units
   beginning of year          1,823,430     1,719,897    1,341,715  1,222,977     4,167,301     3,727,550
Accumulation units issued
   and transferred from
   other funding options        329,756       451,093      276,827    381,339       197,560       953,140
Accumulation units
   redeemed and
   transferred to
   other funding options       (389,422)     (347,560)    (348,519)  (262,601)   (4,364,861)     (513,389)
                              ---------     ---------    ---------  ---------    ----------     ---------
Accumulation units
   end of year                1,763,764     1,823,430    1,270,023  1,341,715            --     4,167,301
                              =========     =========    =========  =========    ==========     =========

                           AMERICAN FUNDS GROWTH    CREDIT SUISSE TRUST   CREDIT SUISSE TRUST
                                SUBACCOUNT           EMERGING MARKETS       GLOBAL SMALL CAP
                                 (CLASS 2)              SUBACCOUNT             SUBACCOUNT
                           ----------------------  ---------------------  -------------------
                              2007        2006      2007 (a)     2006        2007     2006
                           ----------  ----------  ----------  ---------  ---------  --------
Accumulation units
   beginning of year       33,890,233  32,711,932   2,016,848  1,918,047    504,122  447,132
Accumulation units issued
   and transferred from
   other funding options    1,867,433   4,297,613      85,397    410,923     81,688  128,585
Accumulation units
   redeemed and
   transferred to
   other funding options   (4,630,599) (3,119,312) (2,102,245)  (312,122)  (163,194) (71,595)
                           ----------  ----------  ----------  ---------   --------  -------
Accumulation units
   end of year             31,127,067  33,890,233          --  2,016,848    422,616  504,122
                           ==========  ==========  ==========  =========   ========  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                              ALGER AMERICAN          AMERICAN FUNDS          AMERICAN FUNDS
                             LEVERAGED ALLCAP          GLOBAL GROWTH          GROWTH-INCOME
                                SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                 (CLASS S)               (CLASS 2)              (CLASS 2)
                           ---------------------  ----------------------  ----------------------
                              2007       2006        2007        2006        2007        2006
                           ---------   ---------  ----------  ----------  ----------  ----------
Accumulation units
   beginning of year       1,428,189     967,064  11,327,782   9,664,246  31,309,671  29,867,942
Accumulation units issued
   and transferred from
   other funding options     911,453   1,547,142   2,140,353   2,798,905   1,321,568   3,822,444
Accumulation units
   redeemed and
   transferred to
   other funding options    (322,625) (1,086,017) (1,693,285) (1,135,369) (3,720,330) (2,380,715)
                           ---------   ---------  ----------  ----------  ----------  ----------
Accumulation units
   end of year             2,017,017   1,428,189  11,774,850  11,327,782  28,910,909  31,309,671
                           =========   =========  ==========  ==========  ==========  ==========

                                                  DREYFUS SOCIALLY
                           DREYFUS MIDCAP STOCK  RESPONSIBLE GROWTH  DREYFUS VIF APPRECIATION
                                SUBACCOUNT           SUBACCOUNT             SUBACCOUNT
                             (SERVICE SHARES)     (SERVICE SHARES)       (INITIAL SHARES)
                           --------------------  ------------------  ------------------------
                              2007       2006      2007      2006        2007         2006
                           ---------  ---------  --------  --------  -----------   ----------
Accumulation units
   beginning of year       3,562,336  3,581,835   239,136  243,937     1,849,997   1,820,257
Accumulation units issued
   and transferred from
   other funding options     235,752    473,462    15,376   17,946        56,196     202,190
Accumulation units
   redeemed and
   transferred to
   other funding options    (718,512)  (492,961)  (41,363) (22,747)     (222,942)   (172,450)
                           ---------  ---------   -------  -------     ---------   ---------
Accumulation units
   end of year             3,079,576  3,562,336   213,149  239,136     1,683,251   1,849,997
                           =========  =========   =======  =======     =========   =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                               DREYFUS VIF             DWS VIT              DWS VIT RREEF
                            DEVELOPING LEADERS     EQUITY 500 INDEX    REAL ESTATE SECURITIES
                                SUBACCOUNT            SUBACCOUNT              SUBACCOUNT
                             (INITIAL SHARES)          (CLASS 2)              (CLASS B)
                           --------------------  --------------------  ----------------------
                              2007       2006       2007       2006        2007      2006
                           ---------  ---------  ---------  ---------   ---------  ---------
Accumulation units
   beginning of year       6,138,061  5,910,602  4,482,020  4,581,625   2,993,707  3,081,435
Accumulation units issued
   and transferred from
   other funding options     457,307    856,650  1,007,274    130,897     483,792    327,513
Accumulation units
   redeemed and
   transferred to
   other funding options    (643,095)  (629,191)  (775,159)  (230,502)   (596,051)  (415,241)
                           ---------  ---------  ---------  ---------   ---------  ---------
Accumulation units
   end of year             5,952,273  6,138,061  4,714,135  4,482,020   2,881,448  2,993,707
                           =========  =========  =========  =========   =========  =========

                             DWSI CAPITAL GROWTH   DWSI GROWTH & INCOME    DWSI HEALTH CARE
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                  (CLASS B)             (CLASS B)              (CLASS B)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   beginning of year        6,117,071   3,508,968  5,105,253  3,621,286  2,070,255  2,153,075
Accumulation units issued
   and transferred from
   other funding options      711,649   3,653,924    174,110  2,302,701    232,949    211,313
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,321,570) (1,045,821)  (732,048)  (818,734)  (268,203)  (294,133)
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   end of year              5,507,150   6,117,071  4,547,315  5,105,253  2,035,001  2,070,255
                           ==========  ==========  =========  =========  =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.


                           DWSI GLOBAL OPPORTUNITIES     DWSII BALANCED        DWSI BOND
                                  SUBACCOUNT               SUBACCOUNT          SUBACCOUNT
                                  (CLASS B)                (CLASS B)           (CLASS B)
                           -------------------------  --------------------  ----------------
                                 2007      2006          2007      2006       2007     2006
                              ---------  ---------    ---------  ---------  -------  -------
Accumulation units
   beginning of year          1,695,520  1,725,554    3,358,797  3,988,934  164,445   51,780
Accumulation units issued
   and transferred from
   other funding options        320,112    245,891       70,012    275,420  813,413  122,831
Accumulation units
   redeemed and
   transferred to
   other funding options       (235,379)  (275,925)    (431,750)  (905,557)(469,823) (10,166)
                              ---------  ---------    ---------  --------- --------  -------
Accumulation units
   end of year                1,780,253  1,695,520    2,997,059  3,358,797  508,035  164,445
                              =========  =========    =========  ========= ========  =======

                            DWSII INTERNATIONAL  DWSII STRATEGIC INCOME     DWSII BLUE CHIP
                                SUBACCOUNT             SUBACCOUNT              SUBACCOUNT
                                (CLASS B)              (CLASS B)               (CLASS B)
                           --------------------  ----------------------  ----------------------
                             2007        2006       2007        2006        2007        2006
                           ---------  ---------  ----------  ----------  ----------  ----------
Accumulation units
   beginning of year       2,931,211  1,832,877   4,484,148   4,406,818   3,736,156   3,864,532
Accumulation units issued
   and transferred from
   other funding options     284,221  1,625,828     853,117   1,091,893   1,405,123   1,606,502
Accumulation units
   redeemed and
   transferred to
   other funding options    (389,782)  (527,494) (1,231,652) (1,014,563) (1,412,470) (1,734,878)
                           ---------  ---------  ----------  ----------  ----------  ----------
Accumulation units
   end of year             2,825,650  2,931,211   4,105,613   4,484,148   3,728,809   3,736,156
                           =========  =========  ==========  ==========  ==========  ==========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                    DWSII                   DWSII                  DWSII
                           CONSERVATIVE ALLOCATION    CORE FIXED INCOME     DAVIS VENTURE VALUE
                                 SUBACCOUNT               SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)                (CLASS B)             (CLASS B)
                           -----------------------  ---------------------  --------------------
                               2007       2006         2007       2006        2007       2006
                            ---------  ---------    ---------  ----------  ---------  ---------
Accumulation units
   beginning of year        9,736,937  6,415,915    6,082,456   6,450,173  6,525,305  6,218,858
Accumulation units issued
   and transferred from
   other funding options      567,570  4,304,151      775,746     640,305    924,969  1,197,184
Accumulation units
   redeemed and
   transferred to
   other funding options     (996,457)  (983,129)    (425,863) (1,008,022)  (740,426)  (890,737)
                            ---------  ---------    ---------  ----------  ---------  ---------
Accumulation units
   end of year              9,308,050  9,736,937    6,432,339   6,082,456  6,709,848  6,525,305
                            =========  =========    =========  ==========  =========  =========

                                    DWSII
                            GOVERNMENT & AGENCY
                                 SECURITIES       DWSII GROWTH ALLOCATION    DWSII HIGH INCOME
                                 SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                 (CLASS B)                (CLASS B)              (CLASS B)
                           ---------------------  -----------------------  ---------------------
                              2007        2006       2007         2006        2007       2006
                           ----------  ---------  -----------  ----------  ----------  ---------
Accumulation units
   beginning of year        1,536,570  1,465,842  15,020,557   15,355,054   4,371,814  4,575,042
Accumulation units issued
   and transferred from
   other funding options    2,894,350    361,115     199,607    1,733,154     657,422    645,706
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,022,995)  (290,387) (1,475,840)  (2,067,651) (1,153,008)  (848,934)
                           ----------  ---------  ----------   ----------  ----------  ---------
Accumulation units
   end of year              1,407,925  1,536,570  13,744,324   15,020,557   3,876,228  4,371,814
                           ==========  =========  ==========   ==========  ==========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                DWSII DREMAN           DWSII DREMAN              DWSII
                             HIGH RETURN EQUITY     SMALL MID CAP VALUE     GLOBAL THEMATIC
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)               (CLASS B)             (CLASS B)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   beginning of year       12,289,457   8,634,012  4,782,849  4,743,295  2,262,472  1,911,607
Accumulation units issued
   and transferred from
   other funding options      940,231   4,577,342    346,432    709,429    551,390    668,695
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,517,394)   (921,897)  (927,452)  (669,875)  (384,106)  (317,830)
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   end of year             11,712,294  12,289,457  4,201,829  4,782,849  2,429,756  2,262,472
                           ==========  ==========  =========  =========  =========  =========

                            DWSII INTERNATIONAL          DWSII                 DWSII
                               SELECT EQUITY     JANUS GROWTH & INCOME    LARGE CAP VALUE
                                 SUBACCOUNT            SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)              (CLASS B)            (CLASS B)
                           --------------------  ---------------------  -------------------
                              2007       2006       2007      2006         2007     2006
                           ---------  ---------  ---------  ---------   --------  ---------
Accumulation units
   beginning of year       2,720,551  2,731,496  1,761,679  1,755,072   2,093,220 2,178,193
Accumulation units issued
   and transferred from
   other funding options     813,826    441,196    105,964    323,340     286,392    98,580
Accumulation units
   redeemed and
   transferred to
   other funding options    (539,971)  (452,141)  (324,216)  (316,733)   (286,739) (183,553)
                           ---------  ---------  ---------  ---------   --------- ---------
Accumulation units
   end of year             2,994,406  2,720,551  1,543,427  1,761,679   2,092,873 2,093,220
                           =========  =========  =========  =========   ========= =========

6. SCHEDULES OF ACCUMULATION UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           DWSII MID CAP GROWTH  DWSII MODERATE ALLOCATION    DWSII MONEY MARKET
                                SUBACCOUNT               SUBACCOUNT               SUBACCOUNT
                                (CLASS B)                (CLASS B)                 (CLASS B)
                           --------------------  -------------------------  ----------------------
                              2007       2006         2007        2006         2007        2006
                           --------   --------     ----------  ----------   ----------  ----------
Accumulation units
   beginning of year        619,590    535,680     14,480,930  14,105,725    4,881,772   3,008,146
Accumulation units issued
   and transferred from
   other funding options    218,719    190,825        684,692   1,990,699    9,539,157   7,382,314
Accumulation units
   redeemed and
   transferred to
   other funding options   (203,132)  (106,915)    (1,272,031) (1,615,494)  (9,810,312) (5,508,688)
                           --------   --------     ----------  ----------   ----------  ----------
Accumulation units
   end of year              635,177    619,590     13,893,591  14,480,930    4,610,617   4,881,772
                           ========   ========     ==========  ==========   ==========  ==========

                                FIDELITY VIP       FIDELITY VIP DYNAMIC       FIDELITY VIP
                                 CONTRAFUND        CAPITAL APPRECIATION         MID CAP
                                 SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                              (SERVICE CLASS 2)     (SERVICE CLASS 2)      (SERVICE CLASS 2)
                           ----------------------  --------------------  ----------------------
                              2007        2006        2007      2006        2007        2006
                           ----------  ----------  --------  ---------   ----------  ----------
Accumulation units
   beginning of year       13,276,383  11,558,934   987,639  1,019,630   13,668,604  12,661,865
Accumulation units issued
   and transferred from
   other funding options    1,624,741   2,663,803   144,271    183,819    1,197,289   2,294,370
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,419,773)   (946,354) (218,941)  (215,810)  (1,677,846) (1,287,631)
                           ----------  ----------  --------   --------   ----------  ----------
Accumulation units
   end of year             13,481,351  13,276,383   912,969    987,639   13,188,047  13,668,604
                           ==========  ==========  ========   ========   ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                                                             DWSII TURNER
                           DWSII SMALL CAP GROWTH    DWSII TECHNOLOGY       MID CAP GROWTH
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)              (CLASS B)             (CLASS B)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ---------   ---------   ---------  ---------  ---------  ---------
Accumulation units
   beginning of year       2,351,746   2,131,360   1,004,327  1,127,295  1,459,226  1,467,222
Accumulation units issued
   and transferred from
   other funding options     423,475     443,283     447,411    138,566    233,208    163,309
Accumulation units
   redeemed and
   transferred to
   other funding options    (430,265)   (222,897)   (292,449)  (261,534)  (236,341)  (171,305)
                           ---------   ---------   ---------  ---------  ---------  ---------
Accumulation units
   end of year             2,344,956   2,351,746   1,159,289  1,004,327  1,456,093  1,459,226
                           =========   =========   =========  =========  =========  =========

                                                           FTVIPT FRANKLIN
                                 FTVIPT FRANKLIN            SMALL MID-CAP            FTVIPT TEMPLETON
                           RISING DIVIDENDS SECURITIES    GROWTH SECURITIES   DEVELOPING MARKETS SECURITIES
                                    SUBACCOUNT               SUBACCOUNT                SUBACCOUNT
                                    (CLASS 2)                 (CLASS 2)                  (CLASS 2)
                           ---------------------------  --------------------  -----------------------------
                               2007           2006         2007      2006           2007          2006
                             ---------     ---------    ---------  ---------    -----------   -----------
Accumulation units
   beginning of year         9,631,983     8,404,286    3,318,352  2,841,043      5,399,345    4,916,065
Accumulation units issued
   and transferred from
   other funding options     1,815,168     2,400,678    1,606,442  1,028,179      1,157,528    1,529,889
Accumulation units
   redeemed and
   transferred to
   other funding options    (2,007,015)   (1,172,981)    (602,041)  (550,870)    (1,300,557)  (1,046,609)
                            ----------    ----------    ---------  ---------     ----------   ----------
Accumulation units
   end of year               9,440,136     9,631,983    4,322,753  3,318,352      5,256,316    5,399,345
                            ==========    ==========    =========  =========     ==========   ==========

6. SCHEDULES OF ACCUMULATION UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                      FTVIPT                   JANUS ASPEN         JANUS ASPEN
                           TEMPLETON FOREIGN SECURITIES  GLOBAL LIFE SCIENCES   GLOBAL TECHNOLOGY
                                    SUBACCOUNT                SUBACCOUNT           SUBACCOUNT
                                     (CLASS 2)              (SERVICE SHARES)     (SERVICE SHARES)
                           ----------------------------  --------------------  ------------------
                                2007           2006         2007      2006        2007     2006
                           -------------  -------------  ---------  ---------  ---------  -------
Accumulation units
   beginning of year         10,416,476      9,400,022    155,572    157,194     659,196  535,707
Accumulation units issued
   and transferred from
   other funding options      1,966,388      2,442,002     40,398      1,816     956,872  199,091
Accumulation units
   redeemed and
   transferred to
   other funding options     (2,201,869)    (1,425,548)   (29,110)    (3,438)    (57,413) (75,602)
                             ----------     ----------    -------    -------   ---------  -------
Accumulation units
   end of year               10,180,995     10,416,476    166,860    155,572   1,558,655  659,196
                             ==========     ==========    =======    =======   =========  =======

                           LMPVET APPRECIATION    LMPVET EQUITY INDEX  LMPVET FUNDAMENTAL VALUE
                                SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                                (CLASS I)              (CLASS II)              (CLASS I)
                           -------------------  ---------------------  ------------------------
                             2007 (b)    2006      2007       2006        2007 (b)       2006
                           ----------    ----   ---------  ----------  ------------    -------
Accumulation units
   beginning of year               --     --    9,129,895   9,143,966            --       --
Accumulation units issued
   and transferred from
   other funding options    1,184,416     --      499,090   1,086,227     3,037,012       --
Accumulation units
   redeemed and
   transferred to
   other funding options     (112,861)    --     (970,744) (1,100,298)     (131,245)      --
                            ---------    ---    ---------   ---------     ---------      ---
Accumulation units
   end of year              1,071,555     --    8,658,241   9,129,895     2,905,767       --
                            =========    ===    =========   =========     =========      ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                             JANUS ASPEN           LMPVET             LMPVET
                           WORLDWIDE GROWTH  AGGRESSIVE GROWTH  AGGRESSIVE GROWTH
                              SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                           (SERVICE SHARES)      (CLASS I)          (CLASS II)
                           ----------------  -----------------  -----------------
                             2007     2006    2007 (b)  2006     2007 (b)  2006
                           -------  -------  ---------  ----    ---------  ----
Accumulation units
   beginning of year       163,227  164,893         --    --           --    --
Accumulation units issued
   and transferred from
   other funding options    37,029    3,522  5,720,120    --    5,163,546    --
Accumulation units
   redeemed and
   transferred to
   other funding options   (24,133)  (5,188)  (868,227)   --     (415,709)   --
                           -------  -------  ---------   ---    ---------   ---
Accumulation units
   end of year             176,123  163,227  4,851,893    --    4,747,837    --
                           =======  =======  =========   ===    =========   ===

                             LMPVET INVESTORS    LMPVET LARGE CAP GROWTH  LMPVET SMALL CAP GROWTH
                                SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                (CLASS I)              (CLASS I)                (CLASS I)
                           --------------------  -----------------------  -----------------------
                              2007       2006       2007 (b)    2006         2007         2006
                           ---------  ---------  ------------  ---------  -----------  ----------
Accumulation units
   beginning of year       1,947,674  1,832,284            --     --        2,869,723  2,879,621
Accumulation units issued
   and transferred from
   other funding options      54,645    292,625     1,985,499     --          118,818    471,394
Accumulation units
   redeemed and
   transferred to
   other funding options     (93,696)  (177,235)     (173,480)    --         (325,682)  (481,292)
                           ---------  ---------     ---------    ---        ---------  ---------
Accumulation units
   end of year             1,908,623  1,947,674     1,812,019     --        2,662,859  2,869,723
                           ---------  ---------     ---------    ---        ---------  ---------

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                LMPVET          LMPVPI ALL CAP       LMPVPI ALL CAP
                           SOCIAL AWARENESS       SUBACCOUNT           SUBACCOUNT
                              SUBACCOUNT          (CLASS I)            (CLASS II)
                           ----------------  ---------------------  -----------------
                             2007     2006    2007 (a)      2006    2007 (a)    2006
                           -------  -------  ----------  ---------  --------  -------
Accumulation units
   beginning of year       815,931  726,696   2,869,332  2,873,516   188,198   22,789
Accumulation units issued
   and transferred from
   other funding options    16,208  108,865      19,736    154,965    17,716  166,677
Accumulation units
   redeemed and
   transferred to
   other funding options    (9,359) (19,630) (2,889,068)  (159,149) (205,914)  (1,268)
                           -------  -------  ----------  ---------  --------  -------
Accumulation units
   end of year             822,780  815,931          --  2,869,332        --  188,198
                           =======  =======  ==========  =========  ========  =======

                                  LMPVPII               LMPVET
                             AGGRESSIVE GROWTH    CAPITAL AND INCOME         LMPVIT
                                SUBACCOUNT            SUBACCOUNT      ADJUSTABLE RATE INCOME
                                (CLASS II)            (CLASS II)            SUBACCOUNT
                           ---------------------  ------------------  ----------------------
                            2007 (a)     2006       2007 (b)   2006      2007       2006
                           ----------  ---------   ---------   ----   ---------  -----------
Accumulation units
   beginning of year        4,745,180  3,680,636          --     --   2,894,867   3,439,397
Accumulation units issued
   and transferred from
   other funding options      296,482  1,608,782   3,884,299     --     111,567     989,908
Accumulation units
   redeemed and
   transferred to
   other funding options   (5,041,662)  (544,238)   (263,670)    --    (605,303) (1,534,438)
                           ----------  ---------   ---------   ----   ---------  -----------
Accumulation units
   end of year                     --  4,745,180   3,620,629     --   2,401,131   2,894,867
                           ==========  =========   =========   ====   =========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                  LMPVPII                 LMPVPI                LMPVPII
                             GROWTH AND INCOME       LARGE CAP GROWTH      AGGRESSIVE GROWTH
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                 (CLASS I)              (CLASS I)              (CLASS I)
                           ---------------------  ---------------------  ---------------------
                            2007 (a)      2006     2007 (a)      2006     2007 (a)     2006
                           ----------  ---------  ----------  ---------  ----------  ---------
Accumulation units
   beginning of year        1,170,026  1,150,610   2,012,091  2,072,507   5,658,321  5,529,157
Accumulation units issued
   and transferred from
   other funding options       19,254     73,093      38,411    234,618     180,607    821,206
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,189,280)   (53,677) (2,050,502)  (295,034) (5,838,928)  (692,042)
                           ----------  ---------  ----------  ---------  ----------  ---------
Accumulation units
   end of year                     --  1,170,026          --  2,012,091          --  5,658,321
                           ==========  =========  ==========  =========  ==========  =========

                                                       LORD ABBETT             LORD ABBETT
                            LMPVPI TOTAL RETURN      GROWTH AND INCOME        MID-CAP VALUE
                                 SUBACCOUNT             SUBACCOUNT              SUBACCOUNT
                                 (CLASS II)             (CLASS VC)              (CLASS VC)
                           ---------------------  ----------------------  ----------------------
                            2007 (a)      2006      2007 (a)      2006     2007 (a)      2006
                           ----------  ---------  -----------  ---------  ----------  ----------
Accumulation units
   beginning of year        3,314,367  2,171,929    9,932,005  9,338,526   7,690,373   8,163,451
Accumulation units issued
   and transferred from
   other funding options      228,874  1,371,443      124,553  1,233,150     118,079     816,651
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,543,241)  (229,005) (10,056,558)  (639,671) (7,808,452) (1,289,729)
                           ----------  ---------  -----------  ---------  ----------  ----------
Accumulation units
   end of year                     --  3,314,367           --  9,932,005          --   7,690,373
                           ==========  =========  ===========  =========  ==========  ==========

6. SCHEDULES OF ACCUMULATION UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                   MIST
                               BATTERYMARCH          MIST BLACKROCK      MIST BLACKROCK
                               MID-CAP STOCK           HIGH YIELD        LARGE-CAP CORE
                                 SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                 (CLASS A)             (CLASS A)           (CLASS E)
                           --------------------  ---------------------  ---------------
                              2007       2006       2007        2006     2007 (b)  2006
                           ---------  ---------  ----------  ---------  ---------  ----
Accumulation units
   beginning of year       3,216,940         --   4,113,595         --         --    --
Accumulation units issued
   and transferred from
   other funding options     193,746  3,363,071   6,208,300  4,343,746  3,125,272    --
Accumulation units
   redeemed and
   transferred to
   other funding options    (298,598)  (146,131) (1,194,377)  (230,151)  (539,006)   --
                           ---------  ---------   ---------  ---------  ---------   ---
Accumulation units
   end of year             3,112,088  3,216,940   9,127,518  4,113,595  2,586,266    --
                           =========  =========   =========  =========  =========   ===

                                                                      MIST LEGG MASON PARTNERS
                             MIST JANUS FORTY    MIST LAZARD MID-CAP       MANAGED ASSETS
                                SUBACCOUNT            SUBACCOUNT             SUBACCOUNT
                                 (CLASS A)            (CLASS B)               (CLASS A)
                           --------------------  -------------------  ------------------------
                              2007       2006       2007 (b)  2006         2007       2006
                           ---------  ---------    ---------  ----      ---------  ---------
Accumulation units
   beginning of year       5,188,079         --          --     --      3,675,447         --
Accumulation units issued
   and transferred from
   other funding options     566,824  5,762,736     401,107     --        118,770  3,943,353
Accumulation units
   redeemed and
   transferred to
   other funding options    (594,085)  (574,657)    (16,058)    --       (211,594)  (267,906)
                           ---------  ---------     -------    ---      ---------  ---------
Accumulation units
   end of year             5,160,818  5,188,079     385,049     --      3,582,623  3,675,447
                           =========  =========     =======    ===      =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                               MIST BLACKROCK         MIST DREMAN     MIST HARRIS OAKMARK
                               LARGE-CAP CORE       SMALL-CAP VALUE      INTERNATIONAL
                                 SUBACCOUNT           SUBACCOUNT          SUBACCOUNT
                                  (CLASS A)            (CLASS A)           (CLASS A)
                           ---------------------  ------------------  --------------------
                            2007 (a)      2006      2007      2006       2007       2006
                           ----------  ---------  --------  --------  ---------  ---------
Accumulation units
   beginning of year        3,099,244         --   275,512        --  3,322,398         --
Accumulation units issued
   and transferred from
   other funding options       16,857  3,302,279   316,207   381,716  1,429,651  3,611,302
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,116,101)  (203,035) (211,038) (106,204)  (803,285)  (288,904)
                           ----------  ---------  --------  --------  ---------  ---------
Accumulation units
   end of year                     --  3,099,244   380,681   275,512  3,948,764  3,322,398
                           ==========  =========  ========  ========  =========  =========

                              MIST LORD ABBETT       MIST LORD ABBETT       MIST LORD ABBETT
                               BOND DEBENTURE        GROWTH AND INCOME       MID-CAP VALUE
                                 SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                  (CLASS A)              (CLASS B)             (CLASS B)
                           ---------------------  ----------------------  -------------------
                              2007        2006       2007        2006        2007       2006
                           ----------  ---------  ----------  ----------  ----------  -------
Accumulation units
   beginning of year       3,146,161          --  14,275,553          --      99,669       --
Accumulation units issued
   and transferred from
   other funding options     576,718   3,433,474  14,856,127  14,993,449  12,918,221  108,274
Accumulation units
   redeemed and
   transferred to
   other funding options    (756,597)   (287,313) (3,109,457)   (717,896) (1,378,605)  (8,605)
                           ---------   ---------  ----------  ----------  ----------   ------
Accumulation units
   end of year             2,966,282   3,146,161  26,022,223  14,275,553  11,639,285   99,669
                           =========   =========  ==========  ==========  ==========   ======

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                               MIST MET/AIM          MIST MET/AIM         MIST MET/AIM
                           CAPITAL APPRECIATION  CAPITAL APPRECIATION   SMALL CAP GROWTH
                                SUBACCOUNT            SUBACCOUNT           SUBACCOUNT
                                 (CLASS A)             (CLASS E)           (CLASS A)
                           --------------------  --------------------  -----------------
                              2007       2006        2007 (b)  2006       2007     2006
                           ---------  ---------     ---------  ----    --------  -------
Accumulation units
   beginning of year       2,015,446         --            --    --     151,251       --
Accumulation units issued
   and transferred from
   other funding options      86,651  2,139,092     4,971,536    --     314,696  154,551
Accumulation units
   redeemed and
   transferred to
   other funding options    (167,318)  (123,646)     (512,247)   --    (146,233)  (3,300)
                           ---------  ---------     ---------   ---     -------  -------
Accumulation units
   end of year             1,934,779  2,015,446     4,459,289    --     319,714  151,251
                           =========  =========     =========   ===     =======  =======

                            MIST NEUBERGER BERMAN     MIST OPPENHEIMER           MIST PIMCO
                                 REAL ESTATE        CAPITAL APPRECIATION  INFLATION PROTECTED BOND
                                 SUBACCOUNT              SUBACCOUNT              SUBACCOUNT
                                  (CLASS A)              (CLASS B)                (CLASS A)
                           ----------------------  ---------------------  ------------------------
                              2007        2006        2007       2006           2007 (b)   2006
                           ----------  ----------  ----------  ---------       ----------  ----
Accumulation units
   beginning of year       14,706,355          --   5,583,958         --               --    --
Accumulation units issued
   and transferred from
   other funding options    1,900,596  16,175,653   1,593,063  6,236,033       11,241,613    --
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,856,920) (1,469,298) (1,140,259)  (652,075)      (1,096,790)   --
                           ----------  ----------  ----------  ---------       ----------   ---
Accumulation units
   end of year             12,750,031  14,706,355   6,036,762  5,583,958       10,144,823    --
                           ==========  ==========  ==========  =========       ==========   ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                           MIST MFS EMERGING  MIST MFS RESEARCH
                             MARKETS EQUITY     INTERNATIONAL       MIST MFS VALUE
                               SUBACCOUNT         SUBACCOUNT          SUBACCOUNT
                               (CLASS A)          (CLASS B)           (CLASS A)
                           -----------------  -----------------  --------------------
                              2007 (b)  2006    2007 (b)  2006      2007       2006
                             ---------  ----    --------  ----   ---------  ---------
Accumulation units
   beginning of year                --   --          --    --    5,844,597         --
Accumulation units issued
   and transferred from
   other funding options     2,153,591   --     937,540    --    1,441,701  6,289,699
Accumulation units
   redeemed and
   transferred to
   other funding options      (322,705)  --     (39,259)   --     (974,994)  (445,102)
                             ---------  ---     -------   ---    ---------  ---------
Accumulation units
   end of year               1,830,886   --     898,281    --    6,311,304  5,844,597
                             =========  ===     =======   ===    =========  =========

                                                 MIST PIONEER       MIST PIONEER
                           MIST PIONEER FUND    MID-CAP VALUE     STRATEGIC INCOME
                               SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                               (CLASS A)          (CLASS A)           (CLASS A)
                           -----------------  ----------------  --------------------
                              2007    2006     2007 (a)   2006      2007        2006
                            -------  -------   --------  ------  ---------  ---------
Accumulation units
   beginning of year        915,160       --   403,004       --  7,966,865         --
Accumulation units issued
   and transferred from
   other funding options     67,103  936,567     7,134  444,589    939,399  8,557,312
Accumulation units
   redeemed and
   transferred to
   other funding options   (272,490) (21,407) (410,138) (41,585)  (952,979)  (590,447)
                           --------  -------  --------  -------  ---------  ---------
Accumulation units
   end of year              709,773  915,160        --  403,004  7,953,285  7,966,865
                           ========  =======  ========  =======  =========  =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                              MIST THIRD AVENUE        MSF BLACKROCK        MSF BLACKROCK
                               SMALL CAP VALUE       AGGRESSIVE GROWTH       BOND INCOME
                                 SUBACCOUNT             SUBACCOUNT           SUBACCOUNT
                                  (CLASS B)              (CLASS D)            (CLASS A)
                           ----------------------  --------------------  --------------------
                              2007        2006        2007       2006       2007       2006
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   beginning of year       11,792,862          --  3,413,185         --  7,798,698         --
Accumulation units issued
   and transferred from
   other funding options   15,734,507  12,210,404    392,831  3,578,209    737,988  8,462,148
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,600,075)   (417,542)  (387,135)  (165,024)  (816,797)  (663,450)
                           ----------  ----------  ---------  ---------  ---------  ---------
Accumulation units
   end of year             23,927,294  11,792,862  3,418,881  3,413,185  7,719,889  7,798,698
                           ==========  ==========  =========  =========  =========  =========

                                                                               MSF METLIFE
                                MSF METLIFE             MSF METLIFE          CONSERVATIVE TO
                           AGGRESSIVE ALLOCATION  CONSERVATIVE ALLOCATION  MODERATE ALLOCATION
                                SUBACCOUNT               SUBACCOUNT            SUBACCOUNT
                                 (CLASS B)               (CLASS B)              (CLASS B)
                           ---------------------  -----------------------  ---------------------
                              2007        2006       2007         2006       2007        2006
                           ----------  ---------  ----------  -----------  ---------  ----------
Accumulation units
   beginning of year       1,576,664          --   2,592,542         --    1,853,011          --
Accumulation units issued
   and transferred from
   other funding options     569,918   1,713,712     847,935  2,641,429    3,144,748   1,952,711
Accumulation units
   redeemed and
   transferred to
   other funding options    (219,409)   (137,048)   (834,669)   (48,887)  (1,336,214)    (99,700)
                           ---------   ---------   ---------  ---------   ----------   ---------
Accumulation units
   end of year             1,927,173   1,576,664   2,605,808  2,592,542    3,661,545   1,853,011
                           =========   =========   =========  =========   ==========   =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                           MSF BLACKROCK MONEY MARKET    MSF FI LARGE CAP    MSF FI VALUE LEADERS
                                   SUBACCOUNT               SUBACCOUNT            SUBACCOUNT
                                   (CLASS A)                (CLASS A)              (CLASS D)
                           --------------------------  --------------------  ---------------------
                                2007          2006        2007      2006        2007       2006
                            -----------   -----------  ---------  ---------  ---------  ----------
Accumulation units
   beginning of year         22,531,235            --  3,768,467         --  7,805,775          --
Accumulation units issued
   and transferred from
   other funding options     34,307,877    34,590,620    113,449  3,952,303    470,362   8,124,164
Accumulation units
   redeemed and
   transferred to
   other funding options    (24,040,617)  (12,059,385)  (405,727)  (183,836)  (624,559)   (318,389)
                            -----------   -----------  ---------  ---------  ---------   ---------
Accumulation units
   end of year               32,798,495    22,531,235  3,476,189  3,768,467  7,651,578   7,805,775
                            ===========   ===========  =========  =========  =========   =========

                                                        MSF METLIFE
                                 MSF METLIFE            MODERATE TO
                             MODERATE ALLOCATION   AGGRESSIVE ALLOCATION  MSF MFS TOTAL RETURN
                                  SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                  (CLASS B)              (CLASS B)              (CLASS B)
                           ----------------------  ---------------------  ---------------------
                              2007        2006        2007       2006        2007        2006
                           ----------  ----------  ----------  ---------  ----------  ---------
Accumulation units
   beginning of year       10,582,466          --   6,708,557         --  3,929,278          --
Accumulation units issued
   and transferred from
   other funding options    2,471,387  11,263,109   1,679,272  7,282,341  1,590,076   4,242,002
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,293,116)   (680,643) (2,184,319)  (573,784)  (486,637)   (312,724)
                           ----------  ----------  ----------  ---------  ---------   ---------
Accumulation units
   end of year             11,760,737  10,582,466   6,203,510  6,708,557  5,032,717   3,929,278
                           ==========  ==========  ==========  =========  =========   =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                       MSF OPPENHEIMER      MSF T. ROWE PRICE
                            MSF MFS TOTAL RETURN        GLOBAL EQUITY        LARGE CAP GROWTH
                                 SUBACCOUNT              SUBACCOUNT             SUBACCOUNT
                                 (CLASS F)                (CLASS B)             (CLASS B)
                           ----------------------  ----------------------  -------------------
                              2007        2006        2007        2006       2007       2006
                           ----------  ----------  ----------  ----------  --------  ---------
Accumulation units
   beginning of year       25,722,813          --  33,479,697          -- 2,365,014         --
Accumulation units issued
   and transferred from
   other funding options    1,167,773  27,356,393   2,303,702  36,311,128   224,399  2,635,279
Accumulation units
   redeemed and
   transferred to
   other funding options   (2,469,417) (1,633,580) (5,356,933) (2,831,431) (199,525)  (270,265)
                           ----------  ----------  ----------  ---------- ---------  ---------
Accumulation units
   end of year             24,421,169  25,722,813  30,426,466  33,479,697 2,389,888  2,365,014
                           ==========  ==========  ==========  ========== =========  =========

                           PIMCO VIT TOTAL RETURN  PIONEER AMERICA INCOME VCT  PIONEER BOND VCT
                                 SUBACCOUNT                SUBACCOUNT             SUBACCOUNT
                           (ADMINISTRATIVE CLASS)          (CLASS II)             (CLASS II)
                           ----------------------  --------------------------  ----------------
                              2007        2006       2007 (c)       2006        2007 (d)  2006
                           ----------  ----------   -----------  ----------    ---------  ----
Accumulation units
   beginning of year       24,626,133  22,715,127     8,438,521   7,378,651           --    --
Accumulation units issued
   and transferred from
   other funding options    2,349,273   3,933,547     3,663,714   3,095,937    9,125,288    --
Accumulation units
   redeemed and
   transferred to
   other funding options   (3,140,604) (2,022,541)  (12,102,235) (2,036,067)    (227,940)   --
                           ----------  ----------   -----------  ----------    ---------   ---
Accumulation units
   end of year             23,834,802  24,626,133            --   8,438,521    8,897,348    --
                           ==========  ==========   ===========  ==========    =========   ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                             MSF WESTERN ASSET      MSF WESTERN ASSET
                                MANAGEMENT             MANAGEMENT               PIMCO VIT
                              HIGH YIELD BOND        U.S. GOVERNMENT           REAL RETURN
                                SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                 (CLASS A)              (CLASS A)         (ADMINISTRATIVE CLASS)
                           ---------------------  ---------------------  ------------------------
                            2007 (a)      2006       2007        2006      2007 (a)       2006
                           ----------  ---------  ----------  ---------  -----------  -----------
Accumulation units
   beginning of year        6,376,927         --   5,917,674         --   10,339,811   9,966,865
Accumulation units issued
   and transferred from
   other funding options      376,308  6,932,418     635,895  6,558,211      477,387   1,820,158
Accumulation units
   redeemed and
   transferred to
   other funding options   (6,753,235)  (555,491) (1,162,059)  (640,537) (10,817,198) (1,447,212)
                           ----------   --------  ----------  ---------  -----------  ----------
Accumulation units
   end of year                     --  6,376,927   5,391,510  5,917,674           --  10,339,811
                           ==========   ========  ==========  =========  ===========  ==========

                                                       PIONEER EMERGING
                           PIONEER CULLEN VALUE VCT       MARKETS VCT      PIONEER EQUITY INCOME VCT
                                  SUBACCOUNT              SUBACCOUNT               SUBACCOUNT
                                  (CLASS II)              (CLASS II)               (CLASS II)
                           ------------------------  --------------------  -------------------------
                                2007       2006         2007       2006        2007        2006
                             ---------  ---------    ---------  ---------   ----------  -----------
Accumulation units
   beginning of year         4,297,206  1,317,687    3,672,536  2,673,916    7,097,228   5,593,506
Accumulation units issued
   and transferred from
   other funding options     2,431,693  3,347,734    1,120,206  1,638,593    1,882,074   2,656,143
Accumulation units
   redeemed and
   transferred to
   other funding options      (380,226)  (368,215)    (758,750)  (639,973)  (1,384,548) (1,152,421)
                             ---------  ---------    ---------  ---------   ----------  ----------
Accumulation units
   end of year               6,348,673  4,297,206    4,033,992  3,672,536    7,594,754   7,097,228
                             =========  =========    =========  =========   ==========  ==========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                             PIONEER EQUITY
                             OPPORTUNITY VCT     PIONEER FUND VCT     PIONEER GLOBAL HIGH YIELD VCT
                               SUBACCOUNT           SUBACCOUNT                 SUBACCOUNT
                               (CLASS II)           (CLASS II)                 (CLASS II)
                           ------------------  ---------------------  -----------------------------
                           2007 (c)    2006       2007       2006          2007            2006
                           --------  --------  ----------  ---------    ----------      ---------
Accumulation units
   beginning of year        157,920    29,930   6,574,991  5,875,325     3,094,636        670,475
Accumulation units issued
   and transferred from
   other funding options    643,206   145,078   4,960,574  1,441,436     2,052,285      2,877,657
Accumulation units
   redeemed and
   transferred to
   other funding options   (801,126)  (17,088)   (915,105)  (741,770)     (616,505)      (453,496)
                           --------   -------  ----------  ---------     ---------      ---------
Accumulation units
   end of year                   --   157,920  10,620,460  6,574,991     4,530,416      3,094,636
                           ========   =======  ==========  =========     =========      =========

                                PIONEER IBBOTSON                                PIONEER INTERNATIONAL
                             MODERATE ALLOCATION VCT  PIONEER INDEPENDENCE VCT        VALUE VCT
                                   SUBACCOUNT                SUBACCOUNT              SUBACCOUNT
                                   (CLASS II)                (CLASS II)              (CLASS II)
                           -------------------------  ------------------------  ---------------------
                                2007          2006       2007         2006         2007        2006
                             ----------   ----------   ----------   ---------   ---------   ---------
Accumulation units
   beginning of year         33,497,696    4,662,565   1,389,954    1,184,218   2,234,002     873,269
Accumulation units issued
   and transferred from
   other funding options     19,312,093   29,480,619     497,153      343,955   1,190,952   1,498,574
Accumulation units
   redeemed and
   transferred to
   other funding options     (4,477,681)    (645,488)   (183,413)    (138,219)   (729,634)   (137,841)
                             ----------   ----------   ---------    ---------   ---------   ---------
Accumulation units
   end of year               48,332,108   33,497,696   1,703,694    1,389,954   2,695,320   2,234,002
                             ==========   ==========   =========    =========   =========   =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                                       PIONEER IBBOTSON          PIONEER IBBOTSON
                           PIONEER HIGH YIELD VCT  AGGRESSIVE ALLOCATION VCT   GROWTH ALLOCATION VCT
                                 SUBACCOUNT               SUBACCOUNT                SUBACCOUNT
                                 (CLASS II)               (CLASS II)                (CLASS II)
                           ----------------------  -------------------------  ----------------------
                              2007         2006         2007        2006         2007         2006
                           ----------  ----------  ------------  -----------  ----------  ----------
Accumulation units
   beginning of year       11,739,167   8,125,948    3,636,672    1,079,371   55,528,247   4,438,944
Accumulation units issued
   and transferred from
   other funding options    5,048,767   6,964,538      912,353    2,604,253   41,954,885  52,273,408
Accumulation units
   redeemed and
   transferred to
   other funding options   (6,430,691) (3,351,319)    (145,293)     (46,952)  (5,796,944) (1,184,105)
                           ----------  ----------    ---------    ---------   ----------  ----------
Accumulation units
   end of year             10,357,243  11,739,167    4,403,732    3,636,672   91,686,188  55,528,247
                           ==========  ==========    =========    =========   ==========  ==========

                                                         PIONEER OAK RIDGE     PIONEER REAL ESTATE
                           PIONEER MID CAP VALUE VCT   LARGE CAP GROWTH VCT         SHARES VCT
                                  SUBACCOUNT                SUBACCOUNT              SUBACCOUNT
                                  (CLASS II)                (CLASS II)              (CLASS II)
                           -------------------------  ----------------------  ----------------------
                               2007          2006         2007       2006        2007        2006
                            -----------  -----------  ----------  ----------  ----------  ----------
Accumulation units
   beginning of year         5,977,757    5,101,198    4,895,868   3,981,959   4,536,822   3,539,719
Accumulation units issued
   and transferred from
   other funding options     1,577,586    1,997,504    1,142,360   1,981,145   1,111,440   1,711,288
Accumulation units
   redeemed and
   transferred to
   other funding options    (1,192,980)  (1,120,945)  (1,154,178) (1,067,236) (1,600,366)   (714,185)
                            ----------   ----------   ----------  ----------  ----------   ---------
Accumulation units
   end of year               6,362,363    5,977,757    4,884,050   4,895,868   4,047,896   4,536,822
                            ==========   ==========   ==========  ==========  ==========   =========

6. SCHEDULES OF ACCUMULATION UNITS

   FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                           PIONEER SMALL AND MID CAP
                                   GROWTH VCT         PIONEER SMALL CAP VALUE VCT  PIONEER STRATEGIC INCOME VCT
                                   SUBACCOUNT                  SUBACCOUNT                   SUBACCOUNT
                                   (CLASS II)                  (CLASS II)                   (CLASS II)
                           -------------------------  ---------------------------  ----------------------------
                              2007 (c)      2006            2007       2006              2007       2006
                             ----------  ---------       ---------  ---------         ----------  ----------
Accumulation units
   beginning of year          1,958,429  1,574,787       4,227,642  2,736,236         15,976,603  13,239,389
Accumulation units issued
   and transferred from
   other funding options        575,778    467,306         708,121  2,141,083          4,568,930   4,938,561
Accumulation units
   redeemed and
   transferred to
   other funding options     (2,534,207)   (83,664)       (769,442)  (649,677)        (2,745,238) (2,201,347)
                             ----------  ---------       ---------  ---------         ----------  ----------
Accumulation units
   end of year                       --  1,958,429       4,166,321  4,227,642         17,800,295  15,976,603
                             ==========  =========       =========  =========         ==========  ==========

                           VAN KAMPEN LIT COMSTOCK  VAN KAMPEN LIT ENTERPRISE
                                 SUBACCOUNT                 SUBACCOUNT
                                 (CLASS II)                 (CLASS II)
                           -----------------------  -------------------------
                              2007        2006             2007     2006
                           ----------  ----------        -------  -------
Accumulation units
   beginning of year        9,180,155   9,419,284        130,233  128,454
Accumulation units issued
   and transferred from
   other funding options      711,896     829,323          3,027    4,219
Accumulation units
   redeemed and
   transferred to
   other funding options   (1,518,296) (1,068,452)        (5,098)  (2,440)
                           ----------  ----------        -------  -------
Accumulation units
   end of year              8,373,755   9,180,155        128,162  130,233
                           ==========  ==========        =======  =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                             PIONEER VALUE VCT    PUTNAM VT INTERNATIONAL EQUITY  PUTNAM VT SMALL CAP VALUE
                                 SUBACCOUNT                 SUBACCOUNT                    SUBACCOUNT
                                 (CLASS II)                 (CLASS IB)                    (CLASS IB)
                           ---------------------  ------------------------------  -------------------------
                            2007 (c)      2006          2007 (a)    2006             2007 (a)     2006
                           ----------  ---------        --------  -------           ----------  ---------
Accumulation units
   beginning of year        4,145,657  3,810,379         355,928  377,849            7,588,935  7,438,554
Accumulation units issued
   and transferred from
   other funding options      427,838    790,341             936   26,406               75,921    968,543
Accumulation units
   redeemed and
   transferred to
   other funding options   (4,573,495)  (455,063)       (356,864) (48,327)          (7,664,856)  (818,162)
                           ----------  ---------        --------  -------           ----------  ---------
Accumulation units
   end of year                     --  4,145,657              --  355,928                   --  7,588,935
                           ==========  =========        ========  =======           ==========  =========

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
MetLife of CT Fund BD III for Variable Annuities and the Board of Directors of MetLife Insurance Company of Connecticut:

We have audited the accompanying statements of assets and liabilities of MetLife of CT Fund BD III for Variable Annuities (the "Separate Account") of MetLife Insurance Company of Connecticut (the "Company") comprising each of the individual Subaccounts listed in Appendix A as of December 31, 2007, and the related statements of operations for the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. We have also audited the statements of operations for the periods presented in the year ended December 31, 2007, and the statements of changes in net assets for each of the periods presented in the two years then ended for each of the individual Subaccounts listed in Appendix
B. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in Note 5 for the periods in the two years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Subaccounts constituting the Separate Account of the Company as of December 31, 2007, the results of their operations for the periods presented in the year then ended, and the changes in their net assets for the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 24, 2008

                                   APPENDIX A

American Funds Global Growth Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Contrafund Subaccount (Service Class)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Income Securities Subaccount (Class 2)
FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Mid Cap Growth Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Appreciation Subaccount (Class I)
LMPVET Appreciation Subaccount (Class II)
LMPVET Capital Subaccount
LMPVET Dividend Strategy Subaccount
LMPVET Equity Index Subaccount (Class I)
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Global Equity Subaccount
LMPVET International All Cap Opportunity Subaccount
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Mid Cap Core Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Social Awareness Subaccount
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
LMPVIT Diversified Srategic Income Subaccount
LMPVIT High Income Subaccount
LMPVIT Money Market Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)
MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Bond Income Subaccount (Class E)
MSF BlackRock Money Market Subaccount (Class A)
MSF Capital Guardian U.S. Equity Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B)
MSF MFS Total Return Subaccount (Class F)
MSF Morgan Stanley EAFE Index Subaccount (Class A)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF Russell 2000 Index Subaccount (Class A)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Total Return Subaccount (Administrative Class)
Putnam VT Discovery Growth Subaccount (Class IB)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)
Van Kampen LIT Strategic Growth Subaccount (Class I)

                                   APPENDIX B

AIM V.I. Core Equity Subaccount (Series I)
Credit Suisse Trust Emerging Markets Subaccount
DWS VIT Small Cap Index Subaccount (Class A)
LMPIS Premier Selections All Cap Growth Subaccount
LMPVET Multiple Discipline Large Cap Growth and Value Subaccount
LMPVPI All Cap Subaccount (Class I)
LMPVPII Growth and Income Subaccount (Class I)
LMPVPV Small Cap Growth Opportunties Subaccount
LMPVPI Large Cap Growth Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class I)
LMPVPIII Large Cap Value Subaccount
Lord Abbett Growth and Income Subaccount (Class VC)
Lord Abbett Mid-Cap Value Subaccount (Class VC)
MIST BlackRock Large-Cap Core Subaccount (Class A)
MIST Pioneer Mid-Cap Value Subaccount (Class A)
MSF Western Asset Management High Yield Bond Subaccount (Class A)
PIMCO Real Return Subaccount (Administrative Class)
Putnam VT International Equity Subaccount (Class IB)
Putnam VT Small Cap Value Subaccount (Class IB)

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

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

                METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2007

                                      AMERICAN FUNDS   AMERICAN FUNDS   AMERICAN FUNDS      DREYFUS VIF
                                       GLOBAL GROWTH       GROWTH        GROWTH-INCOME     APPRECIATION
                                        SUBACCOUNT       SUBACCOUNT       SUBACCOUNT        SUBACCOUNT
                                         (CLASS 2)        (CLASS 2)       (CLASS 2)      (INITIAL SHARES)
                                      --------------   --------------   --------------   ----------------
ASSETS:
   Investments at fair value            $19,893,971      $41,663,872      $41,935,054        $626,340
                                        -----------      -----------      -----------        --------
         Total Assets                    19,893,971       41,663,872       41,935,054         626,340
                                        -----------      -----------      -----------        --------
LIABILITIES:
   Other payables
      Insurance charges                       2,814            5,907            5,859              69
      Administrative fees                       247              517              520               8
      Equity protection fees                     --               --               --              --
   Due to MetLife Insurance Company
      of Connecticut                             --               --               --              --
                                        -----------      -----------      -----------        --------
         Total Liabilities                    3,061            6,424            6,379              77
                                        -----------      -----------      -----------        --------
NET ASSETS                              $19,890,910      $41,657,448      $41,928,675        $626,263
                                        ===========      ===========      ===========        ========

   The accompanying notes are an integral part of these financial statements.

                                          DREYFUS VIF         FIDELITY VIP      FIDELITY VIP    FIDELITY VIP DYNAMIC
                                      DEVELOPING LEADERS       CONTRAFUND        CONTRAFUND     CAPITAL APPRECIATION
                                          SUBACCOUNT           SUBACCOUNT        SUBACCOUNT          SUBACCOUNT
                                       (INITIAL SHARES)    (SERVICE CLASS 2)   (SERVICE CLASS)    (SERVICE CLASS 2)
                                      ------------------   -----------------  ---------------   --------------------
ASSETS:
   Investments at fair value              $1,245,491           $3,590,040       $11,893,225           $260,814
                                          ----------           ----------       -----------           --------
         Total Assets                      1,245,491            3,590,040        11,893,225            260,814
                                          ----------           ----------       -----------           --------
LIABILITIES:
   Other payables
      Insurance charges                          136                  402             1,678                 30
      Administrative fees                         15                   45               148                  3
      Equity protection fees                      --                   --                --                 --
   Due to MetLife Insurance Company
      of Connecticut                              --                   --                --                 --
                                          ----------           ----------       -----------           --------
         Total Liabilities                       151                  447             1,826                 33
                                          ----------           ----------       -----------           --------
NET ASSETS                                $1,245,340           $3,589,593       $11,891,399           $260,781
                                          ==========           ==========       ===========           ========

   The accompanying notes are an integral part of these financial statements.

                                                                                       FTVIPT
                                                          FTVIPT    FTVIPT FRANKLIN  TEMPLETON
                                                         FRANKLIN    SMALL-MID CAP   DEVELOPING  FTVIPT TEMPLETON     JANUS ASPEN
                                       FIDELITY VIP       INCOME         GROWTH        MARKETS        FOREIGN           GLOBAL
                                          MID CAP       SECURITIES     SECURITIES    SECURITIES     SECURITIES       LIFE SCIENCES
                                        SUBACCOUNT      SUBACCOUNT     SUBACCOUNT    SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                     (SERVICE CLASS 2)   (CLASS 2)      (CLASS 2)     (CLASS 2)      (CLASS 2)     (SERVICE SHARES)
                                     -----------------  ----------  ---------------  ----------  ----------------  ----------------
ASSETS:
   Investments at fair value            $11,306,282     $5,079,224     $1,891,806    $7,674,885     $12,308,311        $736,229
                                        -----------     ----------     ----------    ----------     -----------        --------
         Total Assets                    11,306,282      5,079,224      1,891,806     7,674,885      12,308,311         736,229
                                        -----------     ----------     ----------    ----------     -----------        --------
LIABILITIES:
   Other payables
      Insurance charges                       1,514            705            266         1,074           1,751              82
      Administrative fees                       140             62             23            95             152               9
      Equity protection fees                     --             --             --            --              --              --
   Due to MetLife Insurance Company
      of Connecticut                             --             --          1,530            --              --              --
                                        -----------     ----------     ----------    ----------     -----------        --------
         Total Liabilities                    1,654            767          1,819         1,169           1,903              91
                                        -----------     ----------     ----------    ----------     -----------        --------
NET ASSETS                              $11,304,628     $5,078,457     $1,889,987    $7,673,716     $12,306,408        $736,138
                                        ===========     ==========     ==========    ==========     ===========        ========

   The accompanying notes are an integral part of these financial statements.

                                      JANUS ASPEN GLOBAL   JANUS ASPEN MID CAP     JANUS ASPEN            LMPVET
                                          TECHNOLOGY              GROWTH         WORLDWIDE GROWTH   AGGRESSIVE GROWTH
                                          SUBACCOUNT            SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                       (SERVICE SHARES)      (SERVICE SHARES)    (SERVICE SHARES)       (CLASS I)
                                      ------------------   -------------------   ----------------   -----------------
ASSETS:
   Investments at fair value               $494,970             $1,288,835           $831,983          $14,210,675
                                           --------             ----------           --------          -----------
         Total Assets                       494,970              1,288,835            831,983           14,210,675
                                           --------             ----------           --------          -----------
LIABILITIES:
   Other payables
      Insurance charges                          55                    179                 94                1,883
      Administrative fees                         6                     15                 10                  177
      Equity protection fees                     --                     --                 --                   --
   Due to MetLife Insurance Company
      of Connecticut                             --                     --                 --                   --
                                           --------             ----------           --------          -----------
         Total Liabilities                       61                    194                104                2,060
                                           --------             ----------           --------          -----------
NET ASSETS                                 $494,909             $1,288,641           $831,879          $14,208,615
                                           ========             ==========           ========          ===========

   The accompanying notes are an integral part of these financial statements.

                                         LMPVET         LMPVET                                           LMPVET         LMPVET
                                      APPRECIATION   APPRECIATION      LMPVET          LMPVET         EQUITY INDEX   EQUITY INDEX
                                       SUBACCOUNT     SUBACCOUNT      CAPITAL     DIVIDEND STRATEGY    SUBACCOUNT     SUBACCOUNT
                                       (CLASS I)      (CLASS II)     SUBACCOUNT       SUBACCOUNT       (CLASS I)      (CLASS II)
                                      ------------   ------------   -----------   -----------------   ------------   ------------
ASSETS:
   Investments at fair value           $6,907,242     $3,719,751    $18,564,848        $801,564       $360,689,110    $6,956,232
                                       ----------     ----------    -----------        --------       ------------    ----------
         Total Assets                   6,907,242      3,719,751     18,564,848         801,564        360,689,110     6,956,232
                                       ----------     ----------    -----------        --------       ------------    ----------
LIABILITIES:
   Other payables
      Insurance charges                       936            554          2,733             127             37,614           889
      Administrative fees                      86             46            230              10              4,494            86
      Equity protection fees                   --             --             --              --             47,409            --
   Due to MetLife Insurance Company
      of Connecticut                           --             --             --              --                 --            --
                                       ----------     ----------    -----------        --------       ------------    ----------
         Total Liabilities                  1,022            600          2,963             137             89,517           975
                                       ----------     ----------    -----------        --------       ------------    ----------
NET ASSETS                             $6,906,220     $3,719,151    $18,561,885        $801,427       $360,599,593    $6,955,257
                                       ==========     ==========    ===========        ========       ============    ==========

   The accompanying notes are an integral part of these financial statements.

                                            LMPVET                              LMPVET            LMPVET
                                      FUNDAMENTAL VALUE       LMPVET         INTERNATIONAL       INVESTORS
                                          SUBACCOUNT      GLOBAL EQUITY   ALL CAP OPPORTUNITY   SUBACCOUNT
                                          (CLASS I)         SUBACCOUNT         SUBACCOUNT        (CLASS I)
                                      -----------------   -------------   -------------------   ----------
ASSETS:
   Investments at fair value             $13,160,555       $10,678,256          $374,332        $4,961,656
                                         -----------       -----------          --------        ----------
         Total Assets                     13,160,555        10,678,256           374,332         4,961,656
                                         -----------       -----------          --------        ----------
LIABILITIES:
   Other payables
      Insurance charges                        1,677             1,605                41               576
      Administrative fees                        164               132                 5                61
      Equity protection fees                      --                --                --                --
   Due to MetLife Insurance Company
      of Connecticut                              --                --                --                --
                                         -----------       -----------          --------        ----------
         Total Liabilities                     1,841             1,737                46               637
                                         -----------       -----------          --------        ----------
NET ASSETS                               $13,158,714       $10,676,519          $374,286        $4,961,019
                                         ===========       ===========          ========        ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                                           LMPVET
                                          LMPVET          LMPVET          LMPVET                           CAPITAL      LMPVIT
                                     LARGE CAP GROWTH  MID CAP CORE  SMALL CAP GROWTH       LMPVET        AND INCOME  ADJUSTABLE
                                        SUBACCOUNT      SUBACCOUNT      SUBACCOUNT     SOCIAL AWARENESS   SUBACCOUNT  RATE INCOME
                                         (CLASS I)       (CLASS I)       (CLASS I)        SUBACCOUNT      (CLASS II)  SUBACCOUNT
                                     ----------------  ------------  ----------------  ----------------  -----------  -----------
ASSETS:
   Investments at fair value            $4,641,239      $3,114,140      $4,442,103          $29,574      $21,108,024   $2,750,473
                                        ----------      ----------      ----------          -------      -----------   ----------
         Total Assets                    4,641,239       3,114,140       4,442,103           29,574       21,108,024    2,750,473
                                        ----------      ----------      ----------          -------      -----------   ----------
LIABILITIES:
   Other payables
      Insurance charges                        601             381             606                3            3,136          372
      Administrative fees                       58              39              55               --              260           34
      Equity protection fees                    --              --              --               --               --           --
   Due to MetLife Insurance Company
      of Connecticut                            --              --              --               --           17,810           --
                                        ----------      ----------      ----------          -------      -----------   ----------
         Total Liabilities                     659             420             661                3           21,206          406
                                        ----------      ----------      ----------          -------      -----------   ----------
NET ASSETS                              $4,640,580      $3,113,720      $4,441,442          $29,571      $21,086,818   $2,750,067
                                        ==========      ==========      ==========          =======      ===========   ==========

   The accompanying notes are an integral part of these financial statements.

                                           LMPVIT                                     MIST BATTERYMARCH
                                         DIVERSIFIED        LMPVIT        LMPVIT        MID-CAP STOCK
                                      STRATEGIC INCOME   HIGH INCOME   MONEY MARKET       SUBACCOUNT
                                         SUBACCOUNT       SUBACCOUNT    SUBACCOUNT        (CLASS A)
                                      ----------------   -----------   ------------   -----------------
ASSETS:
   Investments at fair value             $2,919,801       $4,802,724    $11,225,173      $1,196,057
                                         ----------       ----------    -----------      ----------
         Total Assets                     2,919,801        4,802,724     11,225,173       1,196,057
                                         ----------       ----------    -----------      ----------
LIABILITIES:
   Other payables
      Insurance charges                         389              644          1,551             133
      Administrative fees                        36               59            138              15
      Equity protection fees                     --               --             --              --
   Due to MetLife Insurance Company
      of Connecticut                             --               --             --              --
                                         ----------       ----------    -----------      ----------
         Total Liabilities                      425              703          1,689             148
                                         ----------       ----------    -----------      ----------
NET ASSETS                               $2,919,376       $4,802,021    $11,223,484      $1,195,909
                                         ==========       ==========    ===========      ==========

   The accompanying notes are an integral part of these financial statements.

                                                                                              MIST                           MIST
                                      MIST BLACKROCK   MIST BLACKROCK     MIST DREMAN     HARRIS OAKMARK       MIST         LAZARD
                                        HIGH YIELD     LARGE-CAP CORE   SMALL-CAP VALUE   INTERNATIONAL    JANUS FORTY      MID-CAP
                                        SUBACCOUNT       SUBACCOUNT       SUBACCOUNT        SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                                         (CLASS A)        (CLASS E)        (CLASS A)         (CLASS A)       (CLASS A)     (CLASS B)
                                      --------------   --------------   ---------------   --------------   ------------   ----------
ASSETS:
   Investments at fair value            $2,030,871       $1,395,003         $462,659        $4,205,164      $2,712,561     $125,627
                                        ----------       ----------         --------        ----------      ----------     --------
         Total Assets                    2,030,871        1,395,003          462,659         4,205,164       2,712,561      125,627
                                        ----------       ----------         --------        ----------      ----------     --------
LIABILITIES:
   Other payables
      Insurance charges                        208              188               63               591             330           17
      Administrative fees                       25               17                6                52              34            1
      Equity protection fees                    --               --               --                --              --           --
   Due to MetLife Insurance Company
      of Connecticut                            --               --               --                --              --           --
                                        ----------       ----------         --------        ----------      ----------     --------
         Total Liabilities                     233              205               69               643             364           18
                                        ----------       ----------         --------        ----------      ----------     --------
NET ASSETS                              $2,030,638       $1,394,798         $462,590        $4,204,521      $2,712,197     $125,609
                                        ==========       ==========         ========        ==========      ==========     ========

   The accompanying notes are an integral part of these financial statements.

                                       MIST LEGG MASON
                                      PARTNERS MANAGED   MIST LORD ABBETT    MIST LORD ABBETT   MIST LORD ABBETT
                                           ASSETS         BOND DEBENTURE    GROWTH AND INCOME     MID-CAP VALUE
                                         SUBACCOUNT         SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                          (CLASS A)          (CLASS A)          (CLASS B)           (CLASS B)
                                      ----------------   ----------------   -----------------   ----------------
ASSETS:
   Investments at fair value              $239,769          $1,702,606         $15,502,628         $7,396,304
                                          --------          ----------         -----------         ----------
         Total Assets                      239,769           1,702,606          15,502,628          7,396,304
                                          --------          ----------         -----------         ----------
LIABILITIES:
   Other payables
      Insurance charges                         24                 189               2,150              1,037
      Administrative fees                        3                  21                 192                 91
      Equity protection fees                    --                  --                  --                 --
   Due to MetLife Insurance Company
      of Connecticut                            --                  --                  --                 --
                                          --------          ----------         -----------         ----------
         Total Liabilities                      27                 210               2,342              1,128
                                          --------          ----------         -----------         ----------
NET ASSETS                                $239,742          $1,702,396         $15,500,286         $7,395,176
                                          ========          ==========         ===========         ==========

   The accompanying notes are an integral part of these financial statements.

                                      MIST MET/AIM   MIST MET/AIM      MIST MFS        MIST MFS                       MIST NEUBERGER
                                         CAPITAL       SMALL CAP       EMERGING        RESEARCH                           BERMAN
                                      APPRECIATION      GROWTH      MARKETS EQUITY   INTERNATIONAL   MIST MFS VALUE     REAL ESTATE
                                       SUBACCOUNT     SUBACCOUNT      SUBACCOUNT       SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                        (CLASS A)      (CLASS A)       (CLASS A)       (CLASS B)        (CLASS A)        (CLASS A)
                                      ------------   ------------   --------------   -------------   --------------   --------------
ASSETS:
   Investments at fair value           $2,028,251      $211,936        $439,281       $1,243,345       $4,314,490       $3,374,393
                                       ----------      --------        --------       ----------       ----------       ----------
         Total Assets                   2,028,251       211,936         439,281        1,243,345        4,314,490        3,374,393
                                       ----------      --------        --------       ----------       ----------       ----------
LIABILITIES:
   Other payables
      Insurance charges                       274            29              49              151              633              407
      Administrative fees                      26             3               5               15               53               41
      Equity protection fees                   --            --              --               --               --               --
   Due to MetLife Insurance Company
      of Connecticut                           --            --              --               --               --               --
                                       ----------      --------        --------       ----------       ----------       ----------
         Total Liabilities                    300            32              54              166              686              448
                                       ----------      --------        --------       ----------       ----------       ----------
NET ASSETS                             $2,027,951      $211,904        $439,227       $1,243,179       $4,313,804       $3,373,945
                                       ==========      ========        ========       ==========       ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                           MIST PIMCO
                                      INFLATION PROTECTED       MIST         MIST PIONEER     MIST THIRD AVENUE
                                             BOND           PIONEER FUND   STRATEGIC INCOME    SMALL CAP VALUE
                                           SUBACCOUNT        SUBACCOUNT       SUBACCOUNT          SUBACCOUNT
                                           (CLASS A)          (CLASS A)        (CLASS A)          (CLASS B)
                                      -------------------   ------------   ----------------   -----------------
ASSETS:
   Investments at fair value               $8,670,020         $655,565        $5,752,844          $9,263,776
                                           ----------         --------        ----------          ----------
         Total Assets                       8,670,020          655,565         5,752,844           9,263,776
                                           ----------         --------        ----------          ----------
LIABILITIES:
   Other payables
      Insurance charges                         1,213               99               772               1,237
      Administrative fees                         106                8                70                 115
      Equity protection fees                       --               --                --                  --
   Due to MetLife Insurance Company
      of Connecticut                               --               --                --                  --
                                           ----------         --------        ----------          ----------
         Total Liabilities                      1,319              107               842               1,352
                                           ----------         --------        ----------          ----------
NET ASSETS                                 $8,668,701         $655,458        $5,752,002          $9,262,424
                                           ==========         ========        ==========          ==========

   The accompanying notes are an integral part of these financial statements.

                                      MSF BLACKROCK                                                   MSF CAPITAL
                                        AGGRESSIVE    MSF BLACKROCK   MSF BLACKROCK   MSF BLACKROCK    GUARDIAN         MSF
                                          GROWTH       BOND INCOME     BOND INCOME     MONEY MARKET    U.S.EQUITY   FI LARGE CAP
                                        SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                        (CLASS D)       (CLASS A)       (CLASS E)       (CLASS A)      (CLASS A)     (CLASS A)
                                      -------------   -------------   -------------   -------------   -----------   ------------
ASSETS:
   Investments at fair value            $2,425,189      $3,858,743      $4,094,097     $22,764,253     $1,006,277    $3,631,733
                                        ----------      ----------      ----------     -----------     ----------    ----------
         Total Assets                    2,425,189       3,858,743       4,094,097      22,764,253      1,006,277     3,631,733
                                        ----------      ----------      ----------     -----------     ----------    ----------
LIABILITIES:
   Other payables
      Insurance charges                        289             420             547           2,280            118           426
      Administrative fees                       30              48              50             269             13            45
      Equity protection fees                    --              --              --              --             --            --
   Due to MetLife Insurance Company
      of Connecticut                            --              --              --              --             --            --
                                        ----------      ----------      ----------     -----------     ----------    ----------
         Total Liabilities                     319             468             597           2,549            131           471
                                        ----------      ----------      ----------     -----------     ----------    ----------
NET ASSETS                              $2,424,870      $3,858,275      $4,093,500     $22,761,704     $1,006,146    $3,631,262
                                        ==========      ==========      ==========     ===========     ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                                                     MSF METLIFE    MSF METLIFE       MSF METLIFE
                                      MSF FI VALUE    AGGRESSIVE   CONSERVATIVE     CONSERVATIVE TO
                                         LEADERS      ALLOCATION    ALLOCATION    MODERATE ALLOCATION
                                       SUBACCOUNT     SUBACCOUNT    SUBACCOUNT         SUBACCOUNT
                                       (CLASS D)      (CLASS B)      (CLASS B)         (CLASS B)
                                      ------------   -----------   ------------   -------------------
ASSETS:
   Investments at fair value           $8,293,493      $828,358      $167,015         $1,280,307
                                       ----------      --------      --------         ----------
         Total Assets                   8,293,493       828,358       167,015          1,280,307
                                       ----------      --------      --------         ----------
LIABILITIES:
   Other payables
      Insurance charges                     1,034           122            28                191
      Administrative fees                     103            10             2                 16
      Equity protection fees                   --            --            --                 --
   Due to MetLife Insurance Company
      of Connecticut                           --            --            --                 --
                                       ----------      --------      --------         ----------
         Total Liabilities                  1,137           132            30                207
                                       ----------      --------      --------         ----------
NET ASSETS                             $8,292,356      $828,226      $166,985         $1,280,100
                                       ==========      ========      ========         ==========

   The accompanying notes are an integral part of these financial statements.

                                                    MSF METLIFE
                                      MSF METLIFE   MODERATE TO     MSF MFS     MSF MORGAN
                                       MODERATE      AGGRESSIVE      TOTAL       STANLEY     MSF OPPENHEIMER   MSF RUSSELL 2000
                                      ALLOCATION     ALLOCATION      RETURN     EAFE INDEX    GLOBAL EQUITY         INDEX
                                      SUBACCOUNT     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT      SUBACCOUNT        SUBACCOUNT
                                      (CLASS B)      (CLASS B)     (CLASS F)     (CLASS A)      (CLASS B)         (CLASS A)
                                      -----------   -----------   -----------   ----------   ---------------   ----------------
ASSETS:
   Investments at fair value           $2,972,741    $2,444,216   $31,675,666     $31,428       $6,317,393         $303,154
                                       ----------    ----------   -----------     -------       ----------         --------
         Total Assets                   2,972,741     2,444,216    31,675,666      31,428        6,317,393          303,154
                                       ----------    ----------   -----------     -------       ----------         --------
LIABILITIES:
   Other payables
      Insurance charges                       452           387         4,036           3              881               31
      Administrative fees                      37            30           391          --               78                4
      Equity protection fees                   --            --            --          --               --               --
   Due to MetLife Insurance Company
      of Connecticut                           --            --            --          --               --               --
                                       ----------    ----------   -----------     -------       ----------         --------
         Total Liabilities                    489           417         4,427           3              959               35
                                       ----------    ----------   -----------     -------       ----------         --------
NET ASSETS                             $2,972,252    $2,443,799   $31,671,239     $31,425       $6,316,434         $303,119
                                       ==========    ==========   ===========     =======       ==========         ========

   The accompanying notes are an integral part of these financial statements.

                                                         MSF WESTERN ASSET
                                      MSF T. ROWE PRICE      MANAGEMENT            PIMCO VIT              PUTNAM VT
                                      LARGE CAP GROWTH     U.S. GOVERNMENT        TOTAL RETURN        DISCOVERY GROWTH
                                         SUBACCOUNT          SUBACCOUNT            SUBACCOUNT            SUBACCOUNT
                                          (CLASS B)          (CLASS A)       (ADMINISTRATIVE CLASS)      (CLASS IB)
                                      -----------------  -----------------   ----------------------   ----------------
ASSETS:
   Investments at fair value             $2,986,208           $85,239              $26,208,569            $116,572
                                         ----------           -------              -----------            --------
         Total Assets                     2,986,208            85,239               26,208,569             116,572
                                         ----------           -------              -----------            --------
LIABILITIES:
   Other payables
      Insurance charges                         374                 8                    3,436                  13
      Administrative fees                        37                 1                      322                   1
      Equity protection fees                     --                --                       --                  --
   Due to MetLife Insurance Company
      of Connecticut                             --                --                       --                  --
                                         ----------           -------              -----------            --------
         Total Liabilities                      411                 9                    3,758                  14
                                         ----------           -------              -----------            --------
NET ASSETS                               $2,985,797           $85,230              $26,204,811            $116,558
                                         ==========           =======              ===========            ========

   The accompanying notes are an integral part of these financial statements.

                                      VAN KAMPEN LIT   VAN KAMPEN LIT    VAN KAMPEN LIT
                                         COMSTOCK        ENTERPRISE     STRATEGIC GROWTH
                                        SUBACCOUNT       SUBACCOUNT        SUBACCOUNT
                                        (CLASS II)       (CLASS II)         (CLASS I)
                                      --------------   --------------   ----------------
ASSETS:
   Investments at fair value            $1,124,243         $94,035          $699,322
                                        ----------         -------          --------
         Total Assets                    1,124,243          94,035           699,322
                                        ----------         -------          --------
LIABILITIES:
   Other payables
      Insurance charges                        125              10                90
      Administrative fees                       14               2                 9
      Equity protection fees                    --              --                --
   Due to MetLife Insurance Company
      of Connecticut                            --              --                --
                                        ----------         -------          --------
         Total Liabilities                     139              12                99
                                        ----------         -------          --------
NET ASSETS                              $1,124,104         $94,023          $699,223
                                        ==========         =======          ========

   The accompanying notes are an integral part of these financial statements.

                                                                   AMERICAN FUNDS   AMERICAN FUNDS   AMERICAN FUNDS
                                             AIM V.I. CORE EQUITY   GLOBAL GROWTH       GROWTH        GROWTH-INCOME
                                                 SUBACCOUNT          SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                                (SERIES I) (a)        (CLASS 2)        (CLASS 2)        (CLASS 2)
                                             --------------------  --------------   --------------   --------------
INVESTMENT INCOME:
      Dividends                                   $      --          $  516,890      $   323,397      $   658,991
                                                  ---------          ----------      -----------      -----------
EXPENSES:
      Mortality and expense risk
         charges                                      4,246             329,521          718,114          744,269
      Administrative charges                            472              28,815           62,863           66,029
      Equity protection fees                             --                  --               --               --
                                                  ---------          ----------      -----------      -----------
         Total expenses                               4,718             358,336          780,977          810,298
                                                  ---------          ----------      -----------      -----------
            Net investment income (loss)             (4,718)            158,554         (457,580)        (151,307)
                                                  ---------          ----------      -----------      -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --             777,382        2,840,889        1,425,560
      Realized gains (losses) on sale of
         investments                                150,786             662,892          992,104          802,937
                                                  ---------          ----------      -----------      -----------
            Net realized gains (losses)             150,786           1,440,274        3,832,993        2,228,497
                                                  ---------          ----------      -----------      -----------
      Change in unrealized gains (losses)
         on investments                             (77,205)            676,856          663,439         (703,060)
                                                  ---------          ----------      -----------      -----------
      Net increase (decrease) in net assets
         resulting from operations                $  68,863          $2,275,684      $ 4,038,852      $ 1,374,130
                                                  =========          ==========      ===========      ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                           DREYFUS VIF                  FIDELITY
                                                                           DEVELOPING      DWS VIT        VIP
                                              CREDIT SUISSE  APPRECIATION    LEADERS      SMALL CAP    CONTRAFUND    FIDELITY VIP
                                             TRUST EMERGING   SUBACCOUNT    SUBACCOUNT      INDEX      SUBACCOUNT     CONTRAFUND
                                                 MARKETS       (INITIAL      (INITIAL    SUBACCOUNT     (SERVICE      SUBACCOUNT
                                             SUBACCOUNT (a)     SHARES)      SHARES)    (CLASS A) (a)   CLASS 2)   (SERVICE CLASS)
                                             --------------  ------------  -----------  -------------  ----------  ---------------
INVESTMENT INCOME:
      Dividends                                $      --       $10,855      $  11,635     $   2,780    $   25,551    $    95,740
                                               ---------       -------      ---------     ---------    ----------    -----------
EXPENSES:
      Mortality and expense risk
         charges                                   1,077         8,837         19,864         1,316        47,073        190,564
      Administrative charges                         119         1,000          2,263           158         5,217         16,789
      Equity protection fees                          --            --             --            --            --             --
                                               ---------       -------      ---------     ---------    ----------    -----------
         Total expenses                            1,196         9,837         22,127         1,474        52,290        207,353
                                               ---------       -------      ---------     ---------    ----------    -----------
            Net investment income (loss)          (1,196)        1,018        (10,492)        1,306       (26,739)      (111,613)
                                               ---------       -------      ---------     ---------    ----------    -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --            --        203,413        20,373       873,531      2,859,872
      Realized gains (losses) on sale of
         investments                             134,055        42,696         16,099       105,732       140,371        189,496
                                               ---------       -------      ---------     ---------    ----------    -----------
            Net realized gains (losses)          134,055        42,696        219,512       126,105     1,013,902      3,049,368
                                               ---------       -------      ---------     ---------    ----------    -----------
      Change in unrealized gains (losses)
         on investments                         (120,982)       (7,440)      (390,598)     (110,667)     (476,984)    (1,361,586)
                                               ---------       -------      ---------     ---------    ----------    -----------
      Net increase (decrease) in net assets
         resulting from operations             $  11,877       $36,274      $(181,578)    $  16,744    $  510,179    $ 1,576,169
                                               =========       =======      =========     =========    ==========    ===========

   The accompanying notes are an integral part of these financial statements.

                                                                                                           FTVIPT FRANKLIN
                                           FIDELITY VIP DYNAMIC     FIDELITY VIP       FTVIPT FRANKLIN      SMALL-MID CAP
                                           CAPITAL APPRECIATION        MID CAP        INCOME SECURITIES   GROWTH SECURITIES
                                                SUBACCOUNT           SUBACCOUNT           SUBACCOUNT          SUBACCOUNT
                                             (SERVICE CLASS 2)    (SERVICE CLASS 2)       (CLASS 2)           (CLASS 2)
                                           --------------------   -----------------   -----------------   -----------------
INVESTMENT INCOME:
      Dividends                                  $    313             $   55,396          $ 145,378            $     --
                                                 --------             ----------          ---------            --------
EXPENSES:
      Mortality and expense risk
         charges                                    4,101                181,823             76,584              33,982
      Administrative charges                          444                 16,849              6,773               3,076
      Equity protection fees                           --                     --                 --                  --
                                                 --------             ----------          ---------            --------
         Total expenses                             4,545                198,672             83,357              37,058
                                                 --------             ----------          ---------            --------
            Net investment income (loss)           (4,232)              (143,276)            62,021             (37,058)
                                                 --------             ----------          ---------            --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  30,426              1,018,755             26,961             150,752
      Realized gains (losses) on sale of
         investments                               37,458                232,616             69,411              81,064
                                                 --------             ----------          ---------            --------
            Net realized gains (losses)            67,884              1,251,371             96,372             231,816
                                                 --------             ----------          ---------            --------
      Change in unrealized gains (losses)
         on investments                           (45,504)               264,720           (103,829)            (13,230)
                                                 --------             ----------          ---------            --------
      Net increase (decrease) in net assets
         resulting from operations               $ 18,148             $1,372,815          $  54,564            $181,528
                                                 ========             ==========          =========            ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             FTVIPT TEMPLETON    FTVIPT     JANUS ASPEN   JANUS ASPEN  JANUS ASPEN  JANUS ASPEN
                                                DEVELOPING      TEMPLETON      GLOBAL        GLOBAL     MID CAP      WORLDWIDE
                                                  MARKETS        FOREIGN   LIFE SCIENCES   TECHNOLOGY    GROWTH       GROWTH
                                                SECURITIES     SECURITIES    SUBACCOUNT    SUBACCOUNT  SUBACCOUNT    SUBACCOUNT
                                                SUBACCOUNT     SUBACCOUNT     (SERVICE      (SERVICE    (SERVICE      (SERVICE
                                                 (CLASS 2)      (CLASS 2)     SHARES)       SHARES)      SHARES)      SHARES)
                                             ----------------  ----------  -------------  -----------  -----------  -----------
INVESTMENT INCOME:
      Dividends                                 $  159,015     $  230,913     $     --      $ 1,572      $    813     $ 4,897
                                                ----------     ----------     --------      -------      --------     -------
EXPENSES:
      Mortality and expense risk
         charges                                   119,144        203,810        9,726        6,320        19,270      12,239
      Administrative charges                        10,461         17,704        1,083          707         1,726       1,345
      Equity protection fees                            --             --           --           --            --          --
                                                ----------     ----------     --------      -------      --------     -------
         Total expenses                            129,605        221,514       10,809        7,027        20,996      13,584
                                                ----------     ----------     --------      -------      --------     -------
            Net investment income (loss)            29,410          9,399      (10,809)      (5,455)      (20,183)     (8,687)
                                                ----------     ----------     --------      -------      --------     -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  546,395        526,683           --           --         6,275          --
      Realized gains (losses) on sale of
         investments                               440,361        357,865       59,842       40,207        35,815      62,787
                                                ----------     ----------     --------      -------      --------     -------
            Net realized gains (losses)            986,756        884,548       59,842       40,207        42,090      62,787
                                                ----------     ----------     --------      -------      --------     -------
      Change in unrealized gains (losses)
         on investments                            505,392        568,697       84,312       52,423       180,089      16,653
                                                ----------     ----------     --------      -------      --------     -------
      Net increase (decrease) in net assets
         resulting from operations              $1,521,558     $1,462,644     $133,345      $87,175      $201,996     $70,753
                                                ==========     ==========     ========      =======      ========     =======

   The accompanying notes are an integral part of these financial statements.

                                                LMPIS PREMIER     LMPVET AGGRESSIVE      LMPVET          LMPVET
                                             SELECTIONS ALL CAP         GROWTH        APPRECIATION    APPRECIATION
                                                   GROWTH             SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                               SUBACCOUNT (a)         (CLASS I)         (CLASS I)    (CLASS II) (b)
                                             ------------------   -----------------   ------------   --------------
INVESTMENT INCOME:
      Dividends                                   $    263            $      --         $  73,494       $  29,520
                                                  --------            ---------         ---------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                     1,957              244,978           116,422           9,643
      Administrative charges                           161               22,864            10,667             801
      Equity protection fees                            --                   --                --              --
                                                  --------            ---------         ---------       ---------
         Total expenses                              2,118              267,842           127,089          10,444
                                                  --------            ---------         ---------       ---------
            Net investment income (loss)            (1,855)            (267,842)          (53,595)         19,076
                                                  --------            ---------         ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   29,381               81,804           569,112         273,677
      Realized gains (losses) on sale of
         investments                                49,021              602,165           213,077           1,216
                                                  --------            ---------         ---------       ---------
            Net realized gains (losses)             78,402              683,969           782,189         274,893
                                                  --------            ---------         ---------       ---------
      Change in unrealized gains (losses)
         on investments                           (55,811)            (418,184)         (277,265)       (245,852)
                                                  --------            ---------         ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations                $ 20,736            $  (2,057)        $ 451,329       $  48,117
                                                  ========            =========         =========       =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                            LMPVET    LMPVET EQUITY  LMPVET EQUITY        LMPVET
                                                LMPVET     DIVIDEND       INDEX          INDEX      FUNDAMENTAL VALUE  LMPVET GLOBAL
                                               CAPITAL     STRATEGY     SUBACCOUNT     SUBACCOUNT       SUBACCOUNT         EQUITY
                                              SUBACCOUNT  SUBACCOUNT    (CLASS I)      (CLASS II)       (CLASS I)        SUBACCOUNT
                                             -----------  ----------  -------------  -------------  -----------------  -------------
INVESTMENT INCOME:
      Dividends                              $    77,725    $16,512    $  6,851,250    $ 112,780       $   164,908       $  60,873
                                             -----------    -------    ------------    ---------       -----------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                 377,415     15,683       5,620,210      114,894           199,116         200,188
      Administrative charges                      31,684      1,223         671,539       11,126            19,024          16,502
      Equity protection fees                          --         --       7,157,497           --                --              --
                                             -----------    -------    ------------    ---------       -----------       ---------
         Total expenses                          409,099     16,906      13,449,246      126,020           218,140         216,690
                                             -----------    -------    ------------    ---------       -----------       ---------
            Net investment income (loss)        (331,374)      (394)     (6,597,996)     (13,240)          (53,232)       (155,817)
                                             -----------    -------    ------------    ---------       -----------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions              1,073,381         --      17,271,672      326,938           645,539         520,689
      Realized gains (losses) on sale of
         investments                             632,182      7,516      21,339,148      226,128           262,563         184,324
                                             -----------    -------    ------------    ---------       -----------       ---------
            Net realized gains (losses)        1,705,563      7,516      38,610,820      553,066           908,102         705,013
                                             -----------    -------    ------------    ---------       -----------       ---------
      Change in unrealized gains (losses)
         on investments                       (1,327,248)    25,931     (20,027,560)    (301,065)       (1,134,062)       (232,332)
                                             -----------    -------    ------------    ---------       -----------       ---------
      Net increase (decrease) in net assets
         resulting from operations           $    46,941    $33,053    $ 11,985,264    $ 238,761       $  (279,192)      $ 316,864
                                             ===========    =======    ============    =========       ===========       =========

   The accompanying notes are an integral part of these financial statements.

                                                    LMPVET             LMPVET     LMPVET LARGE CAP   LMPVET MID CAP
                                             INTERNATIONAL ALL CAP   INVESTORS         GROWTH             CORE
                                                   OPPORTUNITY       SUBACCOUNT      SUBACCOUNT        SUBACCOUNT
                                                   SUBACCOUNT        (CLASS I)        (CLASS I)        (CLASS I)
                                             ---------------------   ----------   ----------------   --------------
INVESTMENT INCOME:
      Dividends                                    $   3,568         $  63,325        $  1,964         $  12,977
                                                   ---------         ---------        --------         ---------
EXPENSES:
      Mortality and expense risk
         charges                                       5,092            70,362          73,812            50,342
      Administrative charges                             569             7,504           7,097             5,057
      Equity protection fees                              --                --              --                --
                                                   ---------         ---------        --------         ---------
         Total expenses                                5,661            77,866          80,909            55,399
                                                   ---------         ---------        --------         ---------
            Net investment income (loss)              (2,093)          (14,541)        (78,945)          (42,422)
                                                   ---------         ---------        --------         ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    186,834           135,742              --           596,996
      Realized gains (losses) on sale of
         investments                                   6,184           206,879         147,221            75,347
                                                   ---------         ---------        --------         ---------
            Net realized gains (losses)              193,018           342,621         147,221           672,343
                                                   ---------         ---------        --------         ---------
      Change in unrealized gains (losses)
         on investments                             (173,353)         (254,408)         83,272          (445,299)
                                                   ---------         ---------        --------         ---------
      Net increase (decrease) in net assets
         resulting from operations                 $  17,572         $  73,672        $151,548         $ 184,622
                                                   =========         =========        ========         =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                            LMPVET MULTIPLE
                                               DISCIPLINE      LMPVET                                    LMPVPII        LMPVPV
                                                LARGE CAP     SMALL CAP                    LMPVPI        GROWTH        SMALL CAP
                                                 GROWTH        GROWTH    LMPVET SOCIAL     ALL CAP      AND INCOME       GROWTH
                                                AND VALUE    SUBACCOUNT    AWARENESS      SUBACCOUNT    SUBACCOUNT    OPPORTUNITIES
                                             SUBACCOUNT (c)   (CLASS I)    SUBACCOUNT   (CLASS I) (a)  (CLASS I) (a)  SUBACCOUNT (a)
                                            ---------------  ----------  -------------  -------------  -------------  --------------
INVESTMENT INCOME:
      Dividends                                 $  21,747     $     --      $   395      $    17,752      $     96      $     433
                                                ---------     --------      -------      -----------      --------      ---------
EXPENSES:
      Mortality and expense risk charges           63,583       63,923          348           27,486           788         10,052
      Administrative charges                        5,292        5,877           42            2,936            85            864
      Equity protection fees                           --           --           --               --            --             --
                                                ---------     --------      -------      -----------      --------      ---------
         Total expenses                            68,875       69,800          390           30,422           873         10,916
                                                ---------     --------      -------      -----------      --------      ---------
            Net investment income (loss)          (47,128)     (69,800)           5          (12,670)         (777)       (10,483)
                                                ---------     --------      -------      -----------      --------      ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 184,874      308,683        4,577          307,759         6,912         62,114
      Realized gains (losses) on sale of
         investments                              395,266       76,537           77        1,546,093        45,480        179,166
                                                ---------     --------      -------      -----------      --------      ---------
            Net realized gains (losses)           580,140      385,220        4,654        1,853,852        52,392        241,280
                                                ---------     --------      -------      -----------      --------      ---------
      Change in unrealized gains (losses)
         on investments                          (461,139)     (89,239)      (2,158)      (1,543,754)      (44,007)      (114,023)
                                                ---------     --------      -------      -----------      --------      ---------
      Net increase (decrease) in net assets
         resulting from operations              $  71,873     $226,181      $ 2,501      $   297,428      $  7,608      $ 116,774
                                                =========     ========      =======      ===========      ========      =========

   The accompanying notes are an integral part of these financial statements.

                                             LMPVPI LARGE CAP   LMPVPII AGGRESSIVE   LMPVET CAPITAL        LMPVIT
                                                  GROWTH              GROWTH           AND INCOME     ADJUSTABLE RATE
                                                SUBACCOUNT          SUBACCOUNT         SUBACCOUNT          INCOME
                                               (CLASS I) (a)       (CLASS I) (a)       (CLASS II)        SUBACCOUNT
                                             ----------------   ------------------   --------------   ---------------
INVESTMENT INCOME:
      Dividends                                  $     --            $      --        $   253,238         $133,004
                                                 --------            ---------        -----------         --------
EXPENSES:
      Mortality and expense risk
         charges                                    2,186                2,069            393,139           50,348
      Administrative charges                          230                  216             32,660            4,641
      Equity protection fees                           --                   --                 --               --
                                                 --------            ---------        -----------         --------
         Total expenses                             2,416                2,285            425,799           54,989
                                                 --------            ---------        -----------         --------
            Net investment income (loss)           (2,416)              (2,285)          (172,561)          78,015
                                                 --------            ---------        -----------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      --                1,134          3,373,163               --
      Realized gains (losses) on sale of
         investments                              120,591              129,979            272,844             (381)
                                                 --------            ---------        -----------         --------
            Net realized gains (losses)           120,591              131,113          3,646,007             (381)
                                                 --------            ---------        -----------         --------
      Change in unrealized gains (losses)
         on investments                           (96,401)            (113,398)        (2,754,617)         (87,783)
                                                 --------            ---------        -----------         --------
      Net increase (decrease) in net assets
         resulting from operations               $ 21,774            $  15,430        $   718,829         $(10,149)
                                                 ========            =========        ===========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                              LMPVIT                                                               LORD ABBETT
                                            DIVERSIFIED                 LMPVIT       LMPVPIII         GROWTH        LORD ABBETT
                                            STRATEGIC      LMPVIT       MONEY       LARGE CAP      AND INCOME     MID-CAP VALUE
                                              INCOME     HIGH INCOME    MARKET        VALUE         SUBACCOUNT      SUBACCOUNT
                                            SUBACCOUNT    SUBACCOUNT  SUBACCOUNT  SUBACCOUNT (a)  (CLASS VC) (a)  (CLASS VC) (a)
                                            -----------  -----------  ----------  --------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                               $155,288    $ 440,621    $411,413     $   5,120        $      --      $       --
                                              --------    ---------    --------     ---------        ---------      ----------
EXPENSES:
      Mortality and expense risk
         charges                                48,216       84,556     144,680         5,926           30,575          41,968
      Administrative charges                     4,463        7,755      12,922           646            2,691           3,690
      Equity protection fees                        --           --          --            --               --              --
                                              --------    ---------    --------     ---------        ---------      ----------
         Total expenses                         52,679       92,311     157,602         6,572           33,266          45,658
                                              --------    ---------    --------     ---------        ---------      ----------
            Net investment income (loss)       102,609      348,310     253,811        (1,452)         (33,266)        (45,658)
                                              --------    ---------    --------     ---------        ---------      ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   --           --          --            --               --              --
      Realized gains (losses) on sale of
         investments                            (6,024)     (16,495)         --       308,495          813,416       1,165,648
                                              --------    ---------    --------     ---------        ---------      ----------
            Net realized gains (losses)         (6,024)     (16,495)         --       308,495          813,416       1,165,648
                                              --------    ---------    --------     ---------        ---------      ----------
      Change in unrealized gains (losses)
         on investments                        (91,923)    (407,894)         --      (239,135)        (566,013)       (373,114)
                                              --------    ---------    --------     ---------        ---------      ----------
      Net increase (decrease) in net assets
         resulting from operations            $  4,662    $ (76,079)   $253,811     $  67,908        $ 214,137      $  746,876
                                              ========    =========    ========     =========        =========      ==========

   The accompanying notes are an integral part of these financial statements.

                                             MIST BATTERYMARCH   MIST BLACKROCK   MIST BLACKROCK   MIST BLACKROCK
                                               MID-CAP STOCK       HIGH YIELD     LARGE-CAP CORE   LARGE-CAP CORE
                                                 SUBACCOUNT        SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                                 (CLASS A)          (CLASS A)      (CLASS E) (b)    (CLASSA) (a)
                                             -----------------   --------------   --------------   --------------
INVESTMENT INCOME:
      Dividends                                   $  3,956          $ 209,514        $     --         $  8,870
                                                  --------          ---------        --------         --------
EXPENSES:
      Mortality and expense risk
         charges                                    16,877             27,302          13,956            6,348
      Administrative charges                         1,876              3,199           1,305              604
      Equity protection fees                            --                 --              --               --
                                                  --------          ---------        --------         --------
         Total expenses                             18,753             30,501          15,261            6,952
                                                  --------          ---------        --------         --------
            Net investment income (loss)           (14,797)           179,013         (15,261)           1,918
                                                  --------          ---------        --------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  157,719                 --              --           77,279
      Realized gains (losses) on sale of
         investments                                (8,443)             2,651           2,621           62,426
                                                  --------          ---------        --------         --------
            Net realized gains (losses)            149,276              2,651           2,621          139,705
                                                  --------          ---------        --------         --------
      Change in unrealized gains (losses)
         on investments                            (76,726)          (160,501)          7,987          (82,020)
                                                  --------          ---------        --------         --------
      Net increase (decrease) in net assets
         resulting from operations                $ 57,753          $  21,163        $ (4,653)        $ 59,603
                                                  ========          =========        ========         ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                                                                         MIST
                                            MIST DREMAN   MIST HARRIS                               MIST LEGG MASON   LORD ABBETT
                                             SMALL-CAP      OAKMARK         MIST      MIST LAZARD   PARTNERS MANAGED     BOND
                                               VALUE     INTERNATIONAL  JANUS FORTY     MID-CAP          ASSETS        DEBENTURE
                                             SUBACCOUNT    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                                             (CLASS A)     (CLASS A)     (CLASS A)   (CLASS B) (b)     (CLASS A)       (CLASS A)
                                            -----------  -------------  -----------  -------------  ----------------  -----------
INVESTMENT INCOME:
      Dividends                               $     --     $  39,065      $  3,340      $     --        $  5,175        $92,749
                                              --------     ---------      --------      --------        --------        -------
EXPENSES:
      Mortality and expense risk charges         5,980        74,576        29,353         1,392           2,745         23,189
      Administrative charges                       538         6,545         3,091           125             329          2,593
      Equity protection fees                        --            --            --            --              --             --
                                              --------     ---------      --------      --------        --------        -------
         Total expenses                          6,518        81,121        32,444         1,517           3,074         25,782
                                              --------     ---------      --------      --------        --------        -------
            Net investment income (loss)        (6,518)      (42,056)      (29,104)       (1,517)          2,101         66,967
                                              --------     ---------      --------      --------        --------        -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                1,693       335,195       321,189            --          18,191          2,139
      Realized gains (losses) on sale of
         investments                             3,575        31,617         4,852          (382)            438         18,829
                                              --------     ---------      --------      --------        --------        -------
            Net realized gains (losses)          5,268       366,812       326,041          (382)         18,629         20,968
                                              --------     ---------      --------      --------        --------        -------
      Change in unrealized gains (losses)
         on investments                        (13,310)     (471,142)      251,984       (15,887)        (10,220)         1,946
                                              --------     ---------      --------      --------        --------        -------
      Net increase (decrease) in net assets
         resulting from operations            $(14,560)    $(146,386)     $548,921      $(17,786)       $ 10,510        $89,881
                                              ========     =========      ========      ========        ========        =======

   The accompanying notes are an integral part of these financial statements.

                                              MIST LORD ABBETT   MIST LORD ABBETT       MIST MET/AIM         MIST MET/AIM
                                             GROWTH AND INCOME     MID-CAP VALUE    CAPITAL APPRECIATION   SMALL CAP GROWTH
                                                 SUBACCOUNT         SUBACCOUNT           SUBACCOUNT           SUBACCOUNT
                                                 (CLASS B)           (CLASS B)            (CLASS A)            (CLASS A)
                                             -----------------   ----------------   --------------------   ----------------
INVESTMENT INCOME:
      Dividends                                  $  91,681           $   2,446            $  1,865              $    --
                                                 ---------           ---------            --------              -------
EXPENSES:
      Mortality and expense risk
         charges                                   241,387              94,302              33,469                3,173
      Administrative charges                        21,627               8,317               3,090                  278
      Equity protection fees                            --                  --                  --                   --
                                                 ---------           ---------            --------              -------
         Total expenses                            263,014             102,619              36,559                3,451
                                                 ---------           ---------            --------              -------
            Net investment income (loss)          (171,333)           (100,173)            (34,694)              (3,451)
                                                 ---------           ---------            --------              -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  471,093              51,566               5,121                2,660
      Realized gains (losses) on sale of
         investments                               107,125             (23,882)             (4,519)               1,651
                                                 ---------           ---------            --------              -------
            Net realized gains (losses)            578,218              27,684                 602                4,311
                                                 ---------           ---------            --------              -------
      Change in unrealized gains (losses)
         on investments                           (320,812)           (749,843)            231,466               13,320
                                                 ---------           ---------            --------              -------
      Net increase (decrease) in net assets
         resulting from operations               $  86,073           $(822,332)           $197,374              $14,180
                                                 =========           =========            ========              =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.


                                                MIST MFS        MIST MFS
                                                EMERGING        RESEARCH
                                             MARKETS EQUITY  INTERNATIONAL  MIST MFS VALUE
                                               SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
                                              (CLASS A) (b)  (CLASS B) (b)     (CLASS A)
                                             --------------  -------------  --------------
INVESTMENT INCOME:
      Dividends                                  $    --        $     --       $     28
                                                 -------        --------       --------
EXPENSES:
      Mortality and expense risk charges           3,435          10,949         78,127
      Administrative charges                         386           1,144          6,628
      Equity protection fees                          --              --             --
                                                 -------        --------       --------
         Total expenses                            3,821          12,093         84,755
                                                 -------        --------       --------
            Net investment income (loss)          (3,821)        (12,093)       (84,727)
                                                 -------        --------       --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --              --         83,828
      Realized gains (losses) on sale of
         investments                               3,091           1,187         52,185
                                                 -------        --------       --------
            Net realized gains (losses)            3,091           1,187        136,013
                                                 -------        --------       --------
      Change in unrealized gains (losses)
         on investments                           85,274          60,349        191,588
                                                 -------        --------       --------
      Net increase (decrease) in net assets
         resulting from operations               $84,544        $ 49,443       $242,874
                                                 =======        ========       ========

                                                              MIST PIMCO
                                             MIST NEUBERGER    INFLATION
                                               BERMAN REAL     PROTECTED    MIST PIONEER
                                                 ESTATE           BOND          FUND
                                               SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                                                (CLASS A)    (CLASS A) (b)    (CLASS A)
                                             --------------  -------------  ------------
INVESTMENT INCOME:
      Dividends                                $    43,506     $      --       $ 6,030
                                               -----------     ---------       -------
EXPENSES:
      Mortality and expense risk charges            58,337       101,974        12,451
      Administrative charges                         5,977         8,911         1,029
      Equity protection fees                            --            --            --
                                               -----------     ---------       -------
         Total expenses                             64,314       110,885        13,480
                                               -----------     ---------       -------
            Net investment income (loss)           (20,808)     (110,885)       (7,450)
                                               -----------     ---------       -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  348,630            --            --
      Realized gains (losses) on sale of
         investments                                 9,830        34,027         7,995
                                               -----------     ---------       -------
            Net realized gains (losses)            358,460        34,027         7,995
                                               -----------     ---------       -------
      Change in unrealized gains (losses)
         on investments                         (1,025,872)      590,585        19,525
                                               -----------     ---------       -------
      Net increase (decrease) in net assets
         resulting from operations             $  (688,220)    $ 513,727       $20,070
                                               ===========     =========       =======

   The accompanying notes are an integral part of these financial statements.

                                               MIST PIONEER     MIST PIONEER     MIST THIRD AVENUE     MSF BLACKROCK
                                              MID-CAP VALUE   STRATEGIC INCOME    SMALL CAP VALUE    AGGRESSIVE GROWTH
                                               SUBACCOUNT        SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                              (CLASS A) (a)       (CLASS A)           (CLASS B)           (CLASS D)
                                              -------------   ----------------   -----------------   -----------------
INVESTMENT INCOME:
      Dividends                                  $   365          $ 39,175           $  37,420           $     --
                                                 -------          --------           ---------           --------
EXPENSES:
      Mortality and expense risk
         charges                                     560            95,383             133,337             32,890
      Administrative charges                          50             8,796              12,398              3,414
      Equity protection fees                          --                --                  --                 --
                                                 -------          --------           ---------           --------
         Total expenses                              610           104,179             145,735             36,304
                                                 -------          --------           ---------           --------
            Net investment income (loss)            (245)          (65,004)           (108,315)           (36,304)
                                                 -------          --------           ---------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 13,009                --             245,785                 --
      Realized gains (losses) on sale of
         investments                               2,846            30,568             (28,488)            21,946
                                                 -------          --------           ---------           --------
            Net realized gains (losses)           15,855            30,568             217,297             21,946
                                                 -------          --------           ---------           --------
      Change in unrealized gains (losses)
         on investments                           (6,046)          310,048            (962,323)           399,459
                                                 -------          --------           ---------           --------
      Net increase (decrease) in net assets
         resulting from operations               $ 9,564          $275,612           $(853,341)          $385,101
                                                 =======          ========           =========           ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.


                                             MSF BLACKROCK  MSF BLACKROCK  MSF BLACKROCK
                                              BOND INCOME    BOND INCOME   MONEY MARKET
                                               SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                               (CLASS A)      (CLASS E)      (CLASS A)
                                             -------------  -------------  -------------
INVESTMENT INCOME:
      Dividends                                 $132,711       $117,968      $510,376
                                                --------       --------      --------
EXPENSES:
      Mortality and expense risk charges          52,528         64,793       133,846
      Administrative charges                       5,931          5,927        15,538
      Equity protection fees                          --             --            --
                                                --------       --------      --------
         Total expenses                           58,459         70,720       149,384
                                                --------       --------      --------
            Net investment income (loss)          74,252         47,248       360,992
                                                --------       --------      --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --             --            --
      Realized gains (losses) on sale of
         investments                              25,772         29,452            --
                                                --------       --------      --------
            Net realized gains (losses)           25,772         29,452            --
                                                --------       --------      --------
      Change in unrealized gains (losses)
         on investments                           79,736         94,131            --
                                                --------       --------      --------
      Net increase (decrease) in net assets
         resulting from operations              $179,760       $170,831      $360,992
                                                ========       ========      ========
                                             MSF CAPITAL
                                              GUARDIAN                      MSF FI VALUE
                                             U.S.EQUITY   MSF FI LARGE CAP     LEADERS
                                              SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                              (CLASS A)       (CLASS A)       (CLASS D)
                                             -----------  ----------------  ------------
INVESTMENT INCOME:
      Dividends                               $  1,034       $   6,229       $  73,444
                                              --------       ---------       ---------
EXPENSES:
      Mortality and expense risk charges        12,259          54,513         132,425
      Administrative charges                     1,317           5,759          13,206
      Equity protection fees                        --              --              --
                                              --------       ---------       ---------
         Total expenses                         13,576          60,272         145,631
                                              --------       ---------       ---------
            Net investment income (loss)       (12,542)        (54,043)        (72,187)
                                              --------       ---------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               12,864         258,394         795,130
      Realized gains (losses) on sale of
         investments                            14,585           9,652          19,304
                                              --------       ---------       ---------
            Net realized gains (losses)         27,449         268,046         814,434
                                              --------       ---------       ---------
      Change in unrealized gains (losses)
         on investments                        (60,335)       (116,875)       (519,331)
                                              --------       ---------       ---------
      Net increase (decrease) in net assets
         resulting from operations            $(45,428)      $  97,128       $ 222,916
                                              ========       =========       =========

   The accompanying notes are an integral part of these financial statements.

                                                                                  MSF METLIFE
                                                                    MSF METLIFE   CONSERVATIVE
                                                 MSF METLIFE       CONSERVATIVE   TO MODERATE        MSF METLIFE
                                           AGGRESSIVE ALLOCATION    ALLOCATION     ALLOCATION    MODERATE ALLOCATION
                                                 SUBACCOUNT         SUBACCOUNT     SUBACCOUNT         SUBACCOUNT
                                                  (CLASS B)          (CLASS B)     (CLASS B)           (CLASS B)
                                           ---------------------   ------------   ------------   -------------------
INVESTMENT INCOME:
      Dividends                                   $    379           $    --        $     --          $    271
                                                  --------           -------        --------          --------
EXPENSES:
      Mortality and expense risk
         charges                                    12,694             2,193          20,871            57,853
      Administrative charges                         1,032               159           1,706             4,783
      Equity protection fees                            --                --              --                --
                                                  --------           -------        --------          --------
         Total expenses                             13,726             2,352          22,577            62,636
                                                  --------           -------        --------          --------
            Net investment income (loss)           (13,347)           (2,352)        (22,577)          (62,365)
                                                  --------           -------        --------          --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    1,089                46           2,032             4,883
      Realized gains (losses) on sale of
         investments                                 1,153               183          16,836            45,852
                                                  --------           -------        --------          --------
            Net realized gains (losses)              2,242               229          18,868            50,735
                                                  --------           -------        --------          --------
      Change in unrealized gains (losses)
         on investments                             (2,611)            7,169          32,444            81,175
                                                  --------           -------        --------          --------
      Net increase (decrease) in net assets
         resulting from operations                $(13,716)          $ 5,046        $ 28,735          $ 69,545
                                                  ========           =======        ========          ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                           MSF METLIFE
                                             MODERATE                   MSF MORGAN                                  MSF T. ROWE
                                          TO AGGRESSIVE  MSF MFS TOTAL   STANLEY    MSF OPPENHEIMER   MSF RUSSELL   PRICE LARGE
                                            ALLOCATION      RETURN      EAFE INDEX   GLOBAL EQUITY    2000 INDEX    CAP GROWTH
                                            SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                            (CLASS B)      (CLASS F)     (CLASS A)     (CLASS B)     (CLASS A) (b)   (CLASS B)
                                          -------------  -------------  ----------  ---------------  -------------  -----------
INVESTMENT INCOME:
      Dividends                              $  1,352     $  637,778       $ --         $ 58,090        $     --      $  5,869
                                             --------     ----------       ----         --------        --------      --------
EXPENSES:
      Mortality and expense risk
         charges                               61,048        501,305         38          110,530           2,726        44,899
      Administrative charges                    4,805         48,670          5            9,875             327         4,430
      Equity protection fees                       --             --         --               --              --            --
                                             --------     ----------       ----         --------        --------      --------
         Total expenses                        65,853        549,975         43          120,405           3,053        49,329
                                             --------     ----------       ----         --------        --------      --------
            Net investment income (loss)      (64,501)        87,803        (43)         (62,315)         (3,053)      (43,460)
                                             --------     ----------       ----         --------        --------      --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               5,409      1,076,086         --           96,317              --        27,074
      Realized gains (losses) on sale of
         investments                          261,449        180,206          1           80,245          (1,243)       55,996
                                             --------     ----------       ----         --------        --------      --------
            Net realized gains (losses)       266,858      1,256,292          1          176,562          (1,243)       83,070
                                             --------     ----------       ----         --------        --------      --------
      Change in unrealized gains (losses)
         on investments                       (53,494)      (563,372)       439          161,737         (20,632)      163,084
                                             --------     ----------       ----         --------        --------      --------
      Net increase (decrease) in net assets
         resulting from operations           $148,863     $  780,723       $397         $275,984        $(24,928)     $202,694
                                             ========     ==========       ====         ========        ========      ========

   The accompanying notes are an integral part of these financial statements.

                                             MSF WESTERN ASSET   MSF WESTERN ASSET
                                              MANAGEMENT HIGH        MANAGEMENT      PIMCO REAL RETURN          PIMCO VIT
                                                 YIELD BOND        U.S.GOVERNMENT        SUBACCOUNT           TOTAL RETURN
                                                 SUBACCOUNT          SUBACCOUNT       (ADMINISTRATIVE          SUBACCOUNT
                                               (CLASS A) (a)         (CLASS A)           CLASS) (a)      (ADMINISTRATIVE CLASS)
                                             -----------------   -----------------   -----------------   ----------------------
INVESTMENT INCOME:
      Dividends                                   $ 9,811             $ 4,035            $ 134,574             $1,279,117
                                                  -------             -------            ---------             ----------
EXPENSES:
      Mortality and expense risk charges              383                 679               49,389                425,166
      Administrative charges                           46                  89                4,278                 39,973
      Equity protection fees                           --                  --                   --                     --
                                                  -------             -------            ---------             ----------
         Total expenses                               429                 768               53,667                465,139
                                                  -------             -------            ---------             ----------
            Net investment income (loss)            9,382               3,267               80,907                813,978
                                                  -------             -------            ---------             ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     841                  --                   --                     --
      Realized gains (losses) on sale of
         investments                               (4,420)             (1,845)            (530,853)               (52,727)
                                                  -------             -------            ---------             ----------
            Net realized gains (losses)            (3,579)             (1,845)            (530,853)               (52,727)
                                                  -------             -------            ---------             ----------
      Change in unrealized gains (losses)
         on investments                            (2,182)               (299)             619,165                991,672
                                                  -------             -------            ---------             ----------
      Net increase (decrease) in net assets
         resulting from operations                $ 3,621             $ 1,123            $ 169,219             $1,752,923
                                                  =======             =======            =========             ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                              PUTNAM VT     PUTNAM VT      PUTNAM VT     VAN KAMPEN                  VAN KAMPEN LIT
                                              DISCOVERY   INTERNATIONAL    SMALL CAP        LIT      VAN KAMPEN LIT     STRATEGIC
                                               GROWTH        EQUITY          VALUE        COMSTOCK     ENTERPRISE        GROWTH
                                             SUBACCOUNT    SUBACCOUNT      SUBACCOUNT    SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
                                             (CLASS IB)  (CLASS IB) (a)  (CLASS IB) (a)  (CLASS II)    (CLASS II)       (CLASS I)
                                             ----------  --------------  --------------  ----------  --------------  --------------
INVESTMENT INCOME:
      Dividends                               $     --      $  28,423     $    37,037     $  19,888      $   153        $    371
                                              --------      ---------     -----------     ---------      -------        --------
EXPENSES:
      Mortality and expense risk charges         3,469          4,375          33,798        16,564        1,267          11,856
      Administrative charges                       402            470           3,253         1,844          146           1,136
      Equity protection fees                        --             --              --            --           --              --
                                              --------      ---------     -----------     ---------      -------        --------
         Total expenses                          3,871          4,845          37,051        18,408        1,413          12,992
                                              --------      ---------     -----------     ---------      -------        --------
            Net investment income (loss)        (3,871)        23,578             (14)        1,480       (1,260)        (12,621)
                                              --------      ---------     -----------     ---------      -------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               27,860        123,043         740,742        27,600           --              --
      Realized gains (losses) on sale of
         investments                            67,894        264,813       1,382,028        31,180        1,443          26,728
                                              --------      ---------     -----------     ---------      -------        --------
            Net realized gains (losses)         95,754        387,856       2,122,770        58,780        1,443          26,728
                                              --------      ---------     -----------     ---------      -------        --------
      Change in unrealized gains (losses)
         on investments                        (54,828)      (332,235)     (1,676,760)     (100,771)       9,492          91,114
                                              --------      ---------     -----------     ---------      -------        --------
      Net increase (decrease) in net assets
         resulting from operations            $ 37,055      $  79,199     $   445,996     $ (40,511)     $ 9,675        $105,221
                                              ========      =========     ===========     =========      =======        ========

   The accompanying notes are an integral part of these financial statements.

                     This page is intentionally left blank.

                METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                             AIM V.I. CORE EQUITY    AMERICAN FUNDS GLOBAL GROWTH     AMERICAN FUNDS GROWTH
                                                 SUBACCOUNT                   SUBACCOUNT                    SUBACCOUNT
                                                 (SERIES I)                    (CLASS 2)                    (CLASS 2)
                                          ------------------------   ----------------------------   -------------------------
                                            2007 (a)     2006 (b)          2007          2006           2007          2006
                                          -----------   ----------     -----------   -----------    -----------   -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)           $    (4,718)  $   (5,610)    $   158,554   $  (161,617)   $  (457,580)  $  (390,937)
   Net realized gains (losses)                150,786        9,117       1,440,274       231,661      3,832,993       527,186
   Change in unrealized gains (losses)
      on investments                          (77,205)      77,205         676,856     2,661,079        663,439     2,818,644
                                          -----------   ----------     -----------   -----------    -----------   -----------
      Net increase (decrease) in net
         assets resulting from
         operations                            68,863       80,712       2,275,684     2,731,123      4,038,852     2,954,893
                                          -----------   ----------     -----------   -----------    -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                           5,380           --         120,522       555,287        256,807     1,531,074
   Transfers from other funding options           120    1,199,802       1,637,063     2,420,135      1,760,437     4,263,077
   Contract charges                                --         (251)         (2,862)       (2,832)        (7,109)       (7,294)
   Contract surrenders                        (11,937)    (218,338)       (738,814)     (456,804)    (1,916,691)   (1,116,063)
   Transfers to other funding options      (1,045,039)     (79,312)     (1,487,034)     (717,946)    (2,336,521)     (964,146)
   Other receipts (payments)                       --           --         (43,288)     (131,139)      (141,987)     (234,405)
                                          -----------   ----------     -----------   -----------    -----------   -----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                      (1,051,476)     901,901        (514,413)    1,666,701     (2,385,064)    3,472,243
                                          -----------   ----------     -----------   -----------    -----------   -----------
      Net increase (decrease) in net
         assets                              (982,613)     982,613       1,761,271     4,397,824      1,653,788     6,427,136
NET ASSETS:
   Beginning of period                        982,613           --      18,129,639    13,731,815     40,003,660    33,576,524
                                          -----------   ----------     -----------   -----------    -----------   -----------
   End of period                          $        --   $  982,613     $19,890,910   $18,129,639    $41,657,448   $40,003,660
                                          ===========   ==========     ===========   ===========    ===========   ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                AMERICAN FUNDS
                                                 GROWTH-INCOME        CREDIT SUISSE TRUST    DREYFUS VIF APPRECIATION
                                                  SUBACCOUNT            EMERGING MARKETS             SUBACCOUNT
                                                   (CLASS 2)               SUBACCOUNT             (INITIAL SHARES)
                                          -------------------------   --------------------   ------------------------
                                              2007         2006        2007 (a)     2006        2007         2006
                                          -----------   -----------   ---------   --------   ---------   ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)           $  (151,307)  $   (91,768)  $  (1,196)  $ (1,937)  $   1,018    $      535
   Net realized gains (losses)              2,228,497     1,118,910     134,055     30,071      42,696        72,429
   Change in unrealized gains
      (losses) on investments                (703,060)    3,802,446    (120,982)    26,882      (7,440)       31,178
                                          -----------   -----------   ---------   --------   ---------    ----------
      Net increase (decrease) in net
         assets resulting from
         operations                         1,374,130     4,829,588      11,877     55,016      36,274       104,142
                                          -----------   -----------   ---------   --------   ---------    ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                         410,261     1,066,440         768        800          --            --
   Transfers from other funding
      options                               2,321,152     4,500,210      84,334     10,369      19,704        38,619
   Contract charges                            (7,640)       (7,885)         --        (85)       (198)         (214)
   Contract surrenders                     (1,996,376)     (897,491)     (6,257)    (2,427)    (26,500)      (67,190)
   Transfers to other funding
      options                              (2,444,307)   (1,262,644)   (330,075)    (6,150)   (124,248)     (404,112)
   Other receipts (payments)                 (154,675)     (270,534)         --        358          --            --
                                          -----------   -----------   ---------   --------   ---------    ----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                      (1,871,585)    3,128,096    (251,230)     2,865    (131,242)     (432,897)
                                          -----------   -----------   ---------   --------   ---------    ----------
      Net increase (decrease) in net
         assets                              (497,455)    7,957,684    (239,353)    57,881     (94,968)     (328,755)
NET ASSETS:
   Beginning of period                     42,426,130    34,468,446     239,353    181,472     721,231     1,049,986
                                          -----------   -----------   ---------   --------   ---------    ----------
   End of period                          $41,928,675   $42,426,130   $      --   $239,353   $ 626,263    $  721,231
                                          ===========   ===========   =========   ========   =========    ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                    DREYFUS VIF DEVELOPING    DWS VIT SMALL CAP         FIDELITY VIP      FIDELITY VIP CONTRAFUND
                                      LEADERS SUBACCOUNT      INDEX SUBACCOUNT     CONTRAFUND SUBACCOUNT         SUBACCOUNT
                                       (INITIAL SHARES)           (CLASS A)           (SERVICE CLASS 2)        (SERVICE CLASS)
                                    ----------------------  --------------------  ----------------------  ------------------------
                                       2007        2006      2007 (a)     2006       2007        2006        2007         2006
                                    ----------  ----------  ---------  ---------  ----------  ----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (10,492) $  (18,071) $   1,306  $  (2,618) $  (26,739) $  (15,695) $  (111,613) $   (68,959)
   Net realized gains (losses)         219,512     202,551    126,105    117,772   1,013,902     400,293    3,049,368    1,022,618
   Change in unrealized gains
      (losses) on investments         (390,598)   (143,045)  (110,667)   (55,767)   (476,984)    (98,796)  (1,361,586)     (60,008)
                                    ----------  ----------  ---------  ---------  ----------  ----------  -----------  -----------
      Net increase (decrease) in
         net assets resulting from
         operations                   (181,578)     41,435     16,744     59,387     510,179     285,802    1,576,169      893,651
                                    ----------  ----------  ---------  ---------  ----------  ----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                    4,348       3,999         --         --       6,435      11,249      172,037      703,775
   Transfers from other funding
      options                           84,598      48,924         --         --     286,199     305,176      921,846    1,961,396
   Contract charges                       (375)       (444)        --        (95)       (921)       (999)      (1,990)      (2,106)
   Contract surrenders                 (47,564)   (106,610)    (2,131)   (53,856)   (248,876)   (205,170)    (501,358)    (198,808)
   Transfers to other funding
      options                         (202,939)   (159,987)  (332,470)   (86,011)   (131,259)   (221,491)    (768,574)  (1,100,317)
   Other receipts (payments)           (21,685)         --    (14,236)  (203,754)    (16,322)         --      (30,146)        (566)
                                    ----------  ----------  ---------  ---------  ----------  ----------  -----------  -----------
      Net increase (decrease) in
         net assets resulting from
         contract transactions        (183,617)   (214,118)  (348,837)  (343,716)   (104,744)   (111,235)    (208,185)   1,363,374
                                    ----------  ----------  ---------  ---------  ----------  ----------  -----------  -----------
      Net increase (decrease) in
         net assets                   (365,195)   (172,683)  (332,093)  (284,329)    405,435     174,567    1,367,984    2,257,025
NET ASSETS:
   Beginning of period               1,610,535   1,783,218    332,093    616,422   3,184,158   3,009,591   10,523,415    8,266,390
                                    ----------  ----------  ---------  ---------  ----------  ----------  -----------  -----------
   End of period                    $1,245,340  $1,610,535  $      --  $ 332,093  $3,589,593  $3,184,158  $11,891,399  $10,523,415
                                    ==========  ==========  =========  =========  ==========  ==========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                          FIDELITY VIP DYNAMIC                                   FTVIPT FRANKLIN
                                          CAPITAL APPRECIATION     FIDELITY VIP MID CAP         INCOME SECURITIES
                                                SUBACCOUNT              SUBACCOUNT                 SUBACCOUNT
                                            (SERVICE CLASS 2)        (SERVICE CLASS 2)              (CLASS 2)
                                          --------------------   -------------------------   -----------------------
                                            2007        2006         2007         2006          2007         2006
                                          ---------   --------   -----------   -----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)            $ (4,232)  $ (4,104)  $  (143,276)  $  (159,581)  $   62,021   $   42,292
   Net realized gains (losses)               67,884     16,622     1,251,371     1,223,335       96,372       21,140
   Change in unrealized gains
      (losses) on investments               (45,504)    23,018       264,720       (94,192)    (103,829)     345,878
                                          ---------   --------   -----------   -----------   ----------   ----------
      Net increase (decrease) in net
         assets resulting from
         operations                          18,148     35,536     1,372,815       969,562       54,564      409,310
                                          ---------   --------   -----------   -----------   ----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                           320      1,412        66,868       159,357      267,900      660,566
   Transfers from other funding
      options                                 7,105      6,152       661,759     1,741,489    1,592,899    1,530,241
   Contract charges                             (57)       (52)       (1,959)       (1,960)        (555)        (367)
   Contract surrenders                      (13,538)    (5,150)     (918,850)     (304,482)    (210,108)     (73,301)
   Transfers to other funding
      options                               (80,357)   (13,207)     (581,145)     (692,750)    (380,389)    (171,646)
   Other receipts (payments)                     --     (1,499)       (3,740)      (29,378)     (26,747)        (843)
                                          ---------   --------   -----------   -----------   ----------   ----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                       (86,527)   (12,344)     (777,067)      872,276    1,243,000    1,944,650
                                          ---------   --------   -----------   -----------   ----------   ----------
      Net increase (decrease) in net
         assets                             (68,379)    23,192       595,748     1,841,838    1,297,564    2,353,960
NET ASSETS:
   Beginning of period                      329,160    305,968    10,708,880     8,867,042    3,780,893    1,426,933
                                          ---------   --------   -----------   -----------   ----------   ----------
   End of period                           $260,781   $329,160   $11,304,628   $10,708,880   $5,078,457   $3,780,893
                                          =========   ========   ===========   ===========   ==========   ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                         FTVIPT FRANKLIN         FTVIPT TEMPLETON         FTVIPT TEMPLETON          JANUS ASPEN
                                      SMALL-MID CAP GROWTH      DEVELOPING MARKETS       FOREIGN SECURITIES     GLOBAL LIFE SCIENCES
                                      SECURITIES SUBACCOUNT   SECURITIES SUBACCOUNT          SUBACCOUNT              SUBACCOUNT
                                           (CLASS 2)               (CLASS 2)                 (CLASS 2)            (SERVICE SHARES)
                                    -----------------------  -----------------------  ------------------------  --------------------
                                       2007         2006         2007        2006         2007        2006         2007       2006
                                    ----------   ----------  -----------  ----------  -----------  -----------  ---------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (37,058)  $  (37,108) $    29,410  $  (42,353) $     9,399  $   (61,829) $ (10,809) $(11,034)
   Net realized gains (losses)         231,816       61,791      986,756     179,765      884,548      115,217     59,842    33,064
   Change in unrealized gains
      (losses) on investments          (13,230)     102,248      505,392   1,119,673      568,697    1,698,267     84,312    12,562
                                    ----------   ----------  -----------  ----------  -----------  -----------  ---------  --------
      Net increase (decrease) in
         net assets resulting from
         operations                    181,528      126,931    1,521,558   1,257,085    1,462,644    1,751,655    133,345    34,592
                                    ----------   ----------  -----------  ----------  -----------  -----------  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                       20           --       17,062     425,652       93,237      382,320      3,101       800
   Transfers from other funding
      options                           82,607       90,181    1,310,395   1,260,702    1,027,390    1,490,020     69,748    73,620
   Contract charges                       (456)        (509)      (1,000)     (1,097)      (1,597)      (1,607)      (123)     (145)
   Contract surrenders                (150,692)     (89,449)    (330,800)   (140,456)    (498,162)    (282,779)   (79,492)  (40,948)
   Transfers to other funding
      options                         (187,368)    (279,435)  (1,384,296)   (811,201)    (848,005)    (495,256)   (91,841)  (81,852)
   Other receipts (payments)            (2,454)      (9,129)     125,263      (5,994)     (26,641)     (41,337)    (2,773)       --
                                    ----------   ----------  -----------  ----------  -----------  -----------  ---------  --------
      Net increase (decrease) in
         net assets resulting from
         contract transactions        (258,343)    (288,341)    (263,376)    727,606     (253,778)   1,051,361   (101,380)  (48,525)
                                    ----------   ----------  -----------  ----------  -----------  -----------  ---------  --------
      Net increase (decrease) in
         net assets                    (76,815)    (161,410)   1,258,182   1,984,691    1,208,866    2,803,016     31,965   (13,933)
NET ASSETS:
   Beginning of period               1,966,802    2,128,212    6,415,534   4,430,843   11,097,542    8,294,526    704,173   718,106
                                    ----------   ----------  -----------  ----------  -----------  -----------  ---------  --------
   End of period                    $1,889,987   $1,966,802  $ 7,673,716  $6,415,534  $12,306,408  $11,097,542  $ 736,138  $704,173
                                    ==========   ==========  ===========  ==========  ===========  ===========  =========  ========

   The accompanying notes are an integral part of these financial statements.

                                              JANUS ASPEN            JANUS ASPEN            JANUS ASPEN
                                                GLOBAL                 MID CAP               WORLDWIDE
                                              TECHNOLOGY               GROWTH                 GROWTH
                                              SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                                           (SERVICE SHARES)       (SERVICE SHARES)       (SERVICE SHARES)
                                         --------------------  ----------------------  --------------------
                                            2007       2006       2007       2006         2007       2006
                                         ---------  ---------  ----------  ----------  ---------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (5,455) $  (7,162) $  (20,183) $  (18,641) $  (8,687) $     633
   Net realized gains (losses)              40,207     18,021      42,090      62,919     62,787     21,816
   Change in unrealized gains
      (losses) on investments               52,423     15,999     180,089      62,656     16,653    115,984
                                         ---------  ---------  ----------  ----------  ---------  ---------
      Net increase (decrease) in net
         assets resulting from
         operations                         87,175     26,858     201,996     106,934     70,753    138,433
                                         ---------  ---------  ----------  ----------  ---------  ---------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                          885        822       4,452       4,079     12,756     11,649
   Transfers from other funding
      options                              137,455     47,899     108,605      35,820     77,490      7,885
   Contract charges                           (158)      (162)       (192)       (196)      (310)      (315)
   Contract surrenders                     (22,305)   (32,936)    (21,120)   (109,796)  (149,352)  (109,726)
   Transfers to other funding
      options                             (143,924)  (105,878)     (7,825)    (98,524)  (103,901)   (62,692)
   Other receipts (payments)                    --         --         (88)        542         --        (69)
                                         ---------  ---------  ----------  ----------  ---------  ---------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                      (28,047)   (90,255)     83,832    (168,075)  (163,317)  (153,268)
                                         ---------  ---------  ----------  ----------  ---------  ---------
      Net increase (decrease) in net
         assets                             59,128    (63,397)    285,828     (61,141)   (92,564)   (14,835)
NET ASSETS:
   Beginning of period                     435,781    499,178   1,002,813   1,063,954    924,443    939,278
                                         ---------  ---------  ----------  ----------  ---------  ---------
   End of period                         $ 494,909  $ 435,781  $1,288,641  $1,002,813  $ 831,879  $ 924,443
                                         =========  =========  ==========  ==========  =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             LMPIS PREMIER        LMPVET AGGRESSIVE             LMPVET               LMPVET
                                              SELECTIONS               GROWTH                APPRECIATION         APPRECIATION
                                            ALL CAP GROWTH           SUBACCOUNT               SUBACCOUNT           SUBACCOUNT
                                              SUBACCOUNT             (CLASS I)                (CLASS I)            (CLASS II)
                                         -------------------  ------------------------  ----------------------  ----------------
                                          2007 (a)    2006        2007        2006          2007       2006      2007 (c)   2006
                                         ---------  --------  -----------  -----------  ----------  ----------  ----------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (1,855) $ (6,506) $  (267,842) $  (268,261) $  (53,595) $  (46,814) $   19,076  $--
   Net realized gains (losses)              78,402    13,325      683,969      274,250     782,189     323,380     274,893   --
   Change in unrealized gains
      (losses) on investments              (55,811)    9,538     (418,184)     962,175    (277,265)    553,523    (245,852)  --
                                         ---------  --------  -----------  -----------  ----------  ----------  ----------  ---
      Net increase (decrease) in net
         assets resulting from
         operations                         20,736    16,357       (2,057)     968,164     451,329     830,089      48,117   --
                                         ---------  --------  -----------  -----------  ----------  ----------  ----------  ---
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                           --        --       37,248      589,348      13,099     129,462          --   --
   Transfers from other funding
      options                                  678        87    1,277,265    1,779,508     201,727     164,789   3,782,377   --
   Contract charges                             --      (144)      (3,121)      (3,482)     (1,121)     (1,156)         --   --
   Contract surrenders                        (775)   (4,105)    (877,490)    (583,543)   (454,709)   (398,299)    (11,581)  --
   Transfers to other funding
      options                             (356,066)   (7,324)  (1,818,193)  (1,009,836)   (367,314)    (69,855)    (99,762)  --
   Other receipts (payments)                    (9)       --      (22,466)     (42,523)     (2,407)   (256,001)         --   --
                                         ---------  --------  -----------  -----------  ----------  ----------  ----------  ---
      Net increase (decrease) in net
         assets resulting from contract
         transactions                     (356,172)  (11,486)  (1,406,757)     729,472    (610,725)   (431,060)  3,671,034   --
                                         ---------  --------  -----------  -----------  ----------  ----------  ----------  ---
      Net increase (decrease) in net
         assets                           (335,436)    4,871   (1,408,814)   1,697,636    (159,396)    399,029   3,719,151   --
NET ASSETS:
   Beginning of period                     335,436   330,565   15,617,429   13,919,793   7,065,616   6,666,587          --   --
                                         ---------  --------  -----------  -----------  ----------  ----------  ----------  ---
   End of period                         $      --  $335,436  $14,208,615  $15,617,429  $6,906,220  $7,065,616  $3,719,151  $--
                                         =========  ========  ===========  ===========  ==========  ==========  ==========  ===

   The accompanying notes are an integral part of these financial statements.



                                                                LMPVET DIVIDEND       LMPVET EQUITY INDEX
                                         LMPVET CAPITAL            STRATEGY               SUBACCOUNT
                                           SUBACCOUNT             SUBACCOUNT               (CLASS I)
                                    ------------------------  ------------------  ---------------------------
                                       2007         2006        2007      2006        2007           2006
                                    -----------  -----------  --------  --------  -------------  ------------
INCREASE (DECREASE) IN NET
   ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (331,374) $  (288,249) $   (394) $    912  $  (6,597,996) $ (6,314,725)
   Net realized gains (losses)        1,705,563    1,356,346     7,516     4,986     38,610,820     8,325,340
   Change in unrealized gains
      (losses) on investments        (1,327,248)   1,283,523    25,931   103,003    (20,027,560)   49,389,505
                                    -----------  -----------  --------  --------  -------------  ------------
      Net increase (decrease) in
         net assets resulting from
         operations                      46,941    2,351,620    33,053   108,901     11,985,264    51,400,120
                                    -----------  -----------  --------  --------  -------------  ------------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               73,985      138,300     2,872        --      6,642,121    13,200,988
   Transfers from other funding
      options                           537,105      993,302       893    38,662        217,410            33
   Contract charges                      (4,608)      (5,228)     (133)     (169)      (130,871)     (150,127)
   Contract surrenders               (1,687,645)  (1,076,186)  (13,137)  (12,235)   (23,779,556)  (24,521,679)
   Transfers to other funding
      options                        (2,235,080)  (1,409,486)  (18,153)  (33,032)   (97,671,203)   (5,195,649)
   Other receipts (payments)           (257,900)     (21,744)       --    (7,284)    (6,763,224)   (3,939,388)
                                    -----------  -----------  --------  --------  -------------  ------------
      Net increase (decrease) in
         net assets resulting from
         contract transactions       (3,574,143)  (1,381,042)  (27,658)  (14,058)  (121,485,323)  (20,605,822)
                                    -----------  -----------  --------  --------  -------------  ------------
      Net increase (decrease) in
         net assets                  (3,527,202)     970,578     5,395    94,843   (109,500,059)   30,794,298
NET ASSETS:
   Beginning of period               22,089,087   21,118,509   796,032   701,189    470,099,652   439,305,354
                                    -----------  -----------  --------  --------  -------------  ------------
   End of period                    $18,561,885  $22,089,087  $801,427  $796,032  $ 360,599,593  $470,099,652
                                    ===========  ===========  ========  ========  =============  ============

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                                                                     LMPVET
                                                               LMPVET FUNDAMENTAL                                 INTERNATIONAL
                                     LMPVET EQUITY INDEX              VALUE                   LMPVET                 ALL CAP
                                         SUBACCOUNT                SUBACCOUNT              GLOBAL EQUITY           OPPORTUNITY
                                          (CLASS II)                (CLASS I)               SUBACCOUNT             SUBACCOUNT
                                    ----------------------  -----------------------  ------------------------  -------------------
                                       2007        2006        2007         2006        2007          2006        2007      2006
                                    ----------  ----------  -----------  ----------  -----------  -----------  ---------  --------
INCREASE (DECREASE) IN NET
   ASSETS:
FROM OPERATIONS:
   Net investment income (loss)     $  (13,240) $  (25,108) $   (53,232) $  (20,551) $  (155,817) $   (77,891) $  (2,093) $  2,131
   Net realized gains (losses)         553,066     211,744      908,102     543,073      705,013      418,271    193,018    20,413
   Change in unrealized gains
      (losses) on investments         (301,065)    632,637   (1,134,062)    734,787     (232,332)     893,573   (173,353)   52,622
                                    ----------  ----------  -----------  ----------  -----------  -----------  ---------  --------
      Net increase (decrease) in
         net assets resulting from
         operations                    238,761     819,273     (279,192)  1,257,309      316,864    1,233,953     17,572    75,166
                                    ----------  ----------  -----------  ----------  -----------  -----------  ---------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              43,158     218,857        5,971     207,041      184,933       92,110         --        --
   Transfers from other funding
      options                          610,483     354,581    6,404,901     354,371      129,995      980,780         --        --
   Contract charges                       (884)     (1,024)      (2,987)     (1,872)      (2,647)      (3,019)       (55)      (59)
   Contract surrenders                (210,139)   (240,697)    (790,032)   (462,148)    (439,310)    (555,842)   (11,892)  (12,749)
   Transfers to other funding
      options                         (718,032)   (660,315)  (1,436,703)   (675,087)    (352,209)    (645,579)        --   (29,153)
   Other receipts (payments)           (10,238)    (17,791)     (48,025)   (185,732)     (19,666)    (531,478)        --        --
                                    ----------  ----------  -----------  ----------  -----------  -----------  ---------  --------
      Net increase (decrease) in
         net assets resulting from
         contract transactions        (285,652)   (346,389)   4,133,125    (763,427)    (498,904)    (663,028)   (11,947)  (41,961)
                                    ----------  ----------  -----------  ----------  -----------  -----------  ---------  --------
      Net increase (decrease) in
         net assets                    (46,891)    472,884    3,853,933     493,882     (182,040)     570,925      5,625    33,205
NET ASSETS:
   Beginning of period               7,002,148   6,529,264    9,304,781   8,810,899   10,858,559   10,287,634    368,661   335,456
                                    ----------  ----------  -----------  ----------  -----------  -----------  ---------  --------
   End of period                    $6,955,257  $7,002,148  $13,158,714  $9,304,781  $10,676,519  $10,858,559  $ 374,286  $368,661
                                    ==========  ==========  ===========  ==========  ===========  ===========  =========  ========

   The accompanying notes are an integral part of these financial statements.

                                             LMPVET INVESTORS       LMPVET LARGE CAP GROWTH     LMPVET MID CAP CORE
                                                SUBACCOUNT                 SUBACCOUNT                SUBACCOUNT
                                                (CLASS I)                  (CLASS I)                 (CLASS I)
                                          -----------------------   -----------------------   -----------------------
                                             2007         2006         2007         2006         2007         2006
                                          ----------   ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)           $  (14,541)  $    2,374   $  (78,945)  $  (69,645)  $  (42,422)  $  (33,929)
   Net realized gains (losses)               342,621      226,753      147,221       86,995      672,343      443,822
   Change in unrealized gains
      (losses) on investments               (254,408)     393,715       83,272      104,348     (445,299)     (24,491)
                                          ----------   ----------   ----------   ----------   ----------   ----------
      Net increase (decrease) in net
         assets resulting from
         operations                           73,672      622,842      151,548      121,698      184,622      385,402
                                          ----------   ----------   ----------   ----------   ----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                          4,709       81,747       37,341      143,101          550        1,537
   Transfers from other funding
      options                              1,456,834      139,432      697,944      528,364       20,260       75,932
   Contract charges                           (1,000)        (693)        (869)        (882)        (631)        (652)
   Contract surrenders                      (346,501)    (308,993)    (326,969)     (98,043)    (230,387)     (59,269)
   Transfers to other funding
      options                               (410,408)    (156,762)    (434,953)    (740,372)    (163,760)    (119,841)
   Other receipts (payments)                 (49,082)         180      (15,775)     (36,372)     (16,145)         253
                                          ----------   ----------   ----------   ----------   ----------   ----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                        654,552     (245,089)     (43,281)    (204,204)    (390,113)    (102,040)
                                          ----------   ----------   ----------   ----------   ----------   ----------
      Net increase (decrease) in net
         assets                              728,224      377,753      108,267      (82,506)    (205,491)     283,362
NET ASSETS:
   Beginning of period                     4,232,795    3,855,042    4,532,313    4,614,819    3,319,211    3,035,849
                                          ----------   ----------   ----------   ----------   ----------   ----------
   End of period                          $4,961,019   $4,232,795   $4,640,580   $4,532,313   $3,113,720   $3,319,211
                                          ==========   ==========   ==========   ==========   ==========   ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                            LMPVET MULTIPLE           LMPVET SMALL
                                            DISCIPLINE LARGE           CAP GROWTH              LMPVET           LMPVPI ALL CAP
                                          CAP GROWTH AND VALUE         SUBACCOUNT         SOCIAL AWARENESS        SUBACCOUNT
                                               SUBACCOUNT               (CLASS I)            SUBACCOUNT            (CLASS I)
                                        -----------------------  ----------------------  -----------------  ------------------------
                                          2007 (d)      2006        2007        2006       2007     2006      2007 (a)       2006
                                        -----------  ----------  ----------  ----------  -------  --------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $   (47,128) $  (44,667) $  (69,800) $  (45,117) $     5  $   (280) $   (12,670) $  (14,912)
   Net realized gains (losses)              580,140     120,098     385,220     186,679    4,654       879    1,853,852     453,889
   Change in unrealized gains
      (losses) on investments              (461,139)    306,674     (89,239)    131,080   (2,158)    1,058   (1,543,754)    474,324
                                        -----------  ----------  ----------  ----------  -------  --------  -----------  ----------
      Net increase (decrease) in net
         assets resulting from
         operations                          71,873     382,105     226,181     272,642    2,501     1,657      297,428     913,301
                                        -----------  ----------  ----------  ----------  -------  --------  -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                           394      40,842       7,729      27,710       --        --        4,034      18,949
   Transfers from other funding
      options                                51,294     258,397   1,959,939     108,827    2,367     6,000        1,488      35,451
   Contract charges                            (775)       (887)       (734)       (442)      (3)       (8)          (1)     (1,607)
   Contract surrenders                     (164,577)   (156,564)   (279,314)   (192,573)    (163)      (19)     (99,453)   (593,305)
   Transfers to other funding
      options                            (4,151,278)    (69,856)   (107,363)    (87,420)      --   (11,612)  (6,311,681)   (219,769)
   Other receipts (payments)                     --          --     (14,801)         --       --        --      (26,739)    (33,560)
                                        -----------  ----------  ----------  ----------  -------  --------  -----------  ----------
      Net increase (decrease) in net
         assets resulting from
         contract transactions           (4,264,942)     71,932   1,565,456    (143,898)   2,201    (5,639)  (6,432,352)   (793,841)
                                        -----------  ----------  ----------  ----------  -------  --------  -----------  ----------
      Net increase (decrease) in net
         assets                          (4,193,069)    454,037   1,791,637     128,744    4,702    (3,982)  (6,134,924)    119,460
NET ASSETS:
   Beginning of period                    4,193,069   3,739,032   2,649,805   2,521,061   24,869    28,851    6,134,924   6,015,464
                                        -----------  ----------  ----------  ----------  -------  --------  -----------  ----------
   End of period                        $        --  $4,193,069  $4,441,442  $2,649,805  $29,571  $ 24,869  $        --  $6,134,924
                                        ===========  ==========  ==========  ==========  =======  ========  ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                                          LMPVPII GROWTH AND     LMPVPV SMALL CAP        LMPVPI LARGE CAP
                                                INCOME                GROWTH                  GROWTH
                                              SUBACCOUNT           OPPORTUNITIES            SUBACCOUNT
                                              (CLASS I)             SUBACCOUNT              (CLASS I)
                                         -------------------  -----------------------  --------------------
                                          2007 (a)    2006      2007 (a)      2006      2007 (a)    2006
                                         ---------  --------  -----------  ----------  ---------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $    (777) $ (1,936) $   (10,483) $  (32,897) $  (2,416) $  (8,986)
   Net realized gains (losses)              52,392     2,878      241,280     141,804    120,591     26,283
   Change in unrealized gains
      (losses) on investments              (44,007)   16,732     (114,023)     67,141    (96,401)   (18,864)
                                         ---------  --------  -----------  ----------  ---------  ---------
      Net increase (decrease) in net
         assets resulting from
         operations                          7,608    17,674      116,774     176,048     21,774     (1,567)
                                         ---------  --------  -----------  ----------  ---------  ---------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                           --        --        3,343      33,398          5         --
   Transfers from other funding
      options                                   --        --       13,339     184,014     39,841     34,784
   Contract charges                             (4)      (46)          --        (310)        (4)      (139)
   Contract surrenders                      (1,912)   (5,476)     (11,936)   (111,094)    (5,014)   (69,622)
   Transfers to other funding
      options                             (185,672)       --   (1,881,118)    (93,734)  (520,596)  (134,736)
   Other receipts (payments)                    (4)       --          476     (13,112)        --         --
                                         ---------  --------  -----------  ----------  ---------  ---------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                     (187,592)   (5,522)  (1,875,896)       (838)  (485,768)  (169,713)
                                         ---------  --------  -----------  ----------  ---------  ---------
      Net increase (decrease) in net
         assets                           (179,984)   12,152   (1,759,122)    175,210   (463,994)  (171,280)
NET ASSETS:
   Beginning of period                     179,984   167,832    1,759,122   1,583,912    463,994    635,274
                                         ---------  --------  -----------  ----------  ---------  ---------
   End of period                         $      --  $179,984  $        --  $1,759,122  $      --  $ 463,994
                                         =========  ========  ===========  ==========  =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                          LMPVPII AGGRESSIVE      LMPVET CAPITAL AND             LMPVIT
                                                GROWTH                  INCOME               ADJUSTABLE RATE
                                              SUBACCOUNT              SUBACCOUNT                 INCOME
                                               (CLASS I)              (CLASS II)               SUBACCOUNT
                                         --------------------  ------------------------  ----------------------
                                          2007 (a)     2006       2007         2006         2007        2006
                                         ----------  --------  -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $   (2,285) $ (6,333) $  (172,561) $   (78,026) $   78,015  $   84,086
   Net realized gains (losses)              131,113     3,226    3,646,007      779,130        (381)         28
   Change in unrealized gains
      (losses) on investments              (113,398)   40,074   (2,754,617)   1,042,932     (87,783)    (25,544)
                                         ----------  --------  -----------  -----------  ----------  ----------
      Net increase (decrease) in net
         assets resulting from
         operations                          15,430    36,967      718,829    1,744,036     (10,149)     58,570
                                         ----------  --------  -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                            --        --       71,393      695,416       9,381     251,010
   Transfers from other funding
      options                                    --    63,675      182,062      654,245     659,274     625,132
   Contract charges                             (16)     (134)      (3,955)      (4,465)       (192)       (283)
   Contract surrenders                      (16,054)   (8,495)    (913,093)    (732,777)   (260,541)    (79,392)
   Transfers to other funding
      options                              (455,902)       --   (1,109,994)    (704,832)   (527,576)   (103,280)
   Other receipts (payments)                    (11)       --     (156,329)      (9,081)      2,048          --
                                         ----------  --------  -----------  -----------  ----------  ----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                      (471,983)   55,046   (1,929,916)    (101,494)   (117,606)    693,187
                                         ----------  --------  -----------  -----------  ----------  ----------
      Net increase (decrease) in net
         assets                            (456,553)   92,013   (1,211,087)   1,642,542    (127,755)    751,757
NET ASSETS:
   Beginning of period                      456,553   364,540   22,297,905   20,655,363   2,877,822   2,126,065
                                         ----------  --------  -----------  -----------  ----------  ----------
   End of period                         $       --  $456,553  $21,086,818  $22,297,905  $2,750,067  $2,877,822
                                         ==========  ========  ===========  ===========  ==========  ==========

                                           LMPVIT DIVERSIFIED
                                                STRATEGIC
                                                 INCOME
                                               SUBACCOUNT
                                         ----------------------
                                            2007        2006
                                         ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  102,609  $  126,847
   Net realized gains (losses)               (6,024)     (6,884)
   Change in unrealized gains
      (losses) on investments               (91,923)    (15,497)
                                         ----------  ----------
      Net increase (decrease) in net
         assets resulting from
         operations                           4,662     104,466
                                         ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                            --          --
   Transfers from other funding
      options                                33,797      66,856
   Contract charges                            (319)       (377)
   Contract surrenders                     (119,989)   (158,354)
   Transfers to other funding
      options                               (16,217)   (176,670)
   Other receipts (payments)                 (2,019)         --
                                         ----------  ----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                      (104,747)   (268,545)
                                         ----------  ----------
      Net increase (decrease) in net
         assets                            (100,085)   (164,079)
NET ASSETS:
   Beginning of period                    3,019,461   3,183,540
                                         ----------  ----------
   End of period                         $2,919,376  $3,019,461
                                         ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                           LMPVIT HIGH INCOME      LMPVIT MONEY MARKET     LMPVPIII LARGE CAP VALUE
                                               SUBACCOUNT               SUBACCOUNT                SUBACCOUNT
                                         ----------------------  ------------------------  ------------------------
                                            2007        2006         2007         2006       2007 (a)       2006
                                         ----------  ----------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  348,310  $  303,888  $   253,811  $   187,327  $    (1,452)  $   (3,206)
   Net realized gains (losses)              (16,495)    (12,729)          --           --      308,495       34,271
   Change in unrealized gains
      (losses) on investments              (407,894)    140,717           --           --     (239,135)     161,840
                                         ----------  ----------  -----------  -----------  -----------   ----------
      Net increase (decrease) in net
         assets resulting from
         operations                         (76,079)    431,876      253,811      187,327       67,908      192,905
                                         ----------  ----------  -----------  -----------  -----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                        25,720      85,593           --      154,176           --           --
   Transfers from other funding options     440,551     630,328    7,261,095    2,872,255           64          319
   Contract charges                            (729)       (833)      (1,434)      (1,461)          (2)        (358)
   Contract surrenders                     (326,454)   (416,900)  (1,413,243)    (153,261)     (15,511)     (41,823)
   Transfers to other funding
      options                              (408,499)   (382,015)  (2,052,454)  (1,513,169)  (1,386,456)     (22,464)
   Other receipts (payments)                (11,435)    (33,286)     (19,346)    (498,180)         (47)          --
                                         ----------  ----------  -----------  -----------  -----------   ----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                      (280,846)   (117,113)   3,774,618      860,360   (1,401,952)     (64,326)
                                         ----------  ----------  -----------  -----------  -----------   ----------
      Net increase (decrease) in net
         assets                            (356,925)    314,763    4,028,429    1,047,687   (1,334,044)     128,579
NET ASSETS:
   Beginning of period                    5,158,946   4,844,183    7,195,055    6,147,368    1,334,044    1,205,465
                                         ----------  ----------  -----------  -----------  -----------   ----------
   End of period                         $4,802,021  $5,158,946  $11,223,484  $ 7,195,055  $        --   $1,334,044
                                         ==========  ==========  ===========  ===========  ===========   ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                                       MIST BATTERYMARCH
                                   LORD ABBETT GROWTH AND    LORD ABBETT MID-CAP         MID-CAP STOCK        MIST BLACKROCK HIGH
                                     INCOME SUBACCOUNT         VALUE SUBACCOUNT           SUBACCOUNT           YIELD SUBACCOUNT
                                         (CLASS VC)               (CLASS VC)              (CLASS A)                (CLASS A)
                                  -----------------------  -----------------------  ----------------------  ----------------------
                                    2007 (a)      2006       2007 (a)      2006        2007      2006 (b)      2007      2006 (b)
                                  -----------  ----------  -----------  ----------  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET
   ASSETS:
FROM OPERATIONS:
   Net investment income (loss)   $   (33,266) $  (28,701) $   (45,658) $  (93,637) $  (14,797) $  (12,347) $  179,013  $  (19,711)
   Net realized gains (losses)        813,416     203,757    1,165,648     610,863     149,276     (12,314)      2,651       1,080
   Change in unrealized gains
      (losses) on investments        (566,013)    554,425     (373,114)    186,864     (76,726)    (36,589)   (160,501)    122,300
                                  -----------  ----------  -----------  ----------  ----------  ----------  ----------  ----------
      Net increase (decrease) in
         net assets resulting
         from operations              214,137     729,481      746,876     704,090      57,753     (61,250)     21,163     103,669
                                  -----------  ----------  -----------  ----------  ----------  ----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             12,830      19,084        9,087     253,121       3,239          --          --          --
   Transfers from other funding
      options                          23,088     468,130      123,244     894,806     131,108   1,415,399     536,697   2,406,523
   Contract charges                        (3)       (954)          --      (1,325)       (309)       (317)       (250)       (295)
   Contract surrenders                (28,032)   (121,266)     (47,095)   (234,891)    (87,271)   (113,613)    (62,007)    (71,290)
   Transfers to other funding      (5,818,738)   (233,059)  (8,363,142)   (490,112)    (72,674)    (69,844)   (542,959)   (330,902)
      options
   Other receipts (payments)               --     (16,660)      12,272     (31,337)     (6,312)         --     (29,711)         --
                                  -----------  ----------  -----------  ----------  ----------  ----------  ----------  ----------
      Net increase (decrease) in
         net assets resulting
         from contract
         transactions              (5,810,855)    115,275   (8,265,634)    390,262     (32,219)  1,231,625     (98,230)  2,004,036
                                  -----------  ----------  -----------  ----------  ----------  ----------  ----------  ----------
      Net increase (decrease) in
         net assets                (5,596,718)    844,756   (7,518,758)  1,094,352      25,534   1,170,375     (77,067)  2,107,705
NET ASSETS:
   Beginning of period              5,596,718   4,751,962    7,518,758   6,424,406   1,170,375          --   2,107,705          --
                                  -----------  ----------  -----------  ----------  ----------  ----------  ----------  ----------
   End of period                  $        --  $5,596,718  $        --  $7,518,758  $1,195,909  $1,170,375  $2,030,638  $2,107,705
                                  ===========  ==========  ===========  ==========  ==========  ==========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                      MIST BLACKROCK LARGE-CAP CORE  MIST BLACKROCK LARGE-CAP CORE  MIST DREMAN SMALL-CAP VALUE
                                                SUBACCOUNT                     SUBACCOUNT                    SUBACCOUNT
                                                (CLASS E)                      (CLASS A)                      (CLASS A)
                                      -----------------------------  -----------------------------  ---------------------------
                                              2007 (c)   2006             2007 (a)     2006 (b)           2007    2006 (b)
                                             ----------  ----           -----------  -----------        --------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)              $  (15,261)  $--           $     1,918  $  (13,642)        $ (6,518) $   (682)
   Net realized gains (losses)                    2,621    --               139,705        (920)           5,268       610
   Change in unrealized gains
      (losses) on investments                     7,987    --               (82,020)     82,020          (13,310)   12,968
                                             ----------   ---           -----------  ----------         --------  --------
      Net increase (decrease) in net
         assets resulting from
         operations                              (4,653)   --                59,603      67,458          (14,560)   12,896
                                             ----------   ---           -----------  ----------         --------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                            21,355    --                    --      17,431           15,701        --
   Transfers from other funding
      options                                 1,491,655    --                 5,804   1,274,993          316,953   185,478
   Contract charges                                (216)   --                    (5)       (227)             (39)      (13)
   Contract surrenders                         (100,186)   --               (10,943)    (59,478)          (7,301)       --
   Transfers to other funding
      options                                   (13,157)   --            (1,302,692)    (53,296)         (32,416)  (12,778)
   Other receipts (payments)                         --    --                 1,352          --           (1,331)       --
                                             ----------   ---           -----------  ----------         --------  --------
      Net increase (decrease) in net
         assets resulting from
         contract transactions                1,399,451    --            (1,306,484)  1,179,423          291,567   172,687
                                             ----------   ---           -----------  ----------         --------  --------
      Net increase (decrease) in net
         assets                               1,394,798    --            (1,246,881)  1,246,881          277,007   185,583
NET ASSETS:
   Beginning of period                               --    --             1,246,881          --          185,583        --
                                             ----------   ---           -----------  ----------         --------  --------
   End of period                             $1,394,798   $--           $        --  $1,246,881         $462,590  $185,583
                                             ==========   ===           ===========  ==========         ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                        MIST HARRIS OAKMARK                                                MIST LEGG MASON PARTNERS
                                           INTERNATIONAL         MIST JANUS FORTY     MIST LAZARD MID-CAP       MANAGED ASSETS
                                            SUBACCOUNT              SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                                             (CLASS A)               (CLASS A)             (CLASS B)              (CLASS A)
                                      ----------------------  ----------------------  -------------------  ------------------------
                                         2007      2006 (b)       2007     2006 (b)    2007 (c)    2006        2007       2006 (b)
                                      ----------  ----------  ----------  ----------  ---------  --------  ------------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $  (42,056) $  (43,423) $  (29,104) $  (17,574)  $ (1,517)   $--       $  2,101     $ (1,737)
   Net realized gains (losses)           366,812         788     326,041      (4,565)      (382)    --         18,629          326
   Change in unrealized gains
      (losses) on investments           (471,142)    397,022     251,984      65,526    (15,887)    --        (10,220)      11,997
                                      ----------  ----------  ----------  ----------   --------    ---       --------     --------
      Net increase (decrease) in net
         assets resulting from
         operations                     (146,386)    354,387     548,921      43,387    (17,786)    --         10,510       10,586
                                      ----------  ----------  ----------  ----------   --------    ---       --------     --------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                     42,946      25,197     101,396      12,463         --     --             --           --
   Transfers from other funding
      options                            985,132   3,749,350     548,071   1,822,717    150,013     --         38,095      197,294
   Contract charges                         (672)       (593)       (432)       (444)       (38)    --            (96)         (93)
   Contract surrenders                  (174,074)    (28,655)    (84,793)    (27,373)    (6,471)    --         (5,112)      (3,710)
   Transfers to other funding
      options                           (405,236)   (167,114)   (157,502)    (93,935)      (109)    --         (3,332)      (4,400)
   Other receipts (payments)             (23,431)     (6,330)         --        (279)        --     --             --           --
                                      ----------  ----------  ----------  ----------   --------    ---       --------     --------
      Net increase (decrease) in net
         assets resulting from
         contract transactions           424,665   3,571,855     406,740   1,713,149    143,395     --         29,555      189,091
                                      ----------  ----------  ----------  ----------   --------    ---       --------     --------
      Net increase (decrease) in net
         assets                          278,279   3,926,242     955,661   1,756,536    125,609     --         40,065      199,677
NET ASSETS:
   Beginning of period                 3,926,242          --   1,756,536          --         --     --        199,677           --
                                      ----------  ----------  ----------  ----------   --------    ---       --------     --------
   End of period                      $4,204,521  $3,926,242  $2,712,197  $1,756,536   $125,609    $--       $239,742     $199,677
                                      ==========  ==========  ==========  ==========   ========    ===       ========     ========

   The accompanying notes are an integral part of these financial statements.

                                            MIST LORD ABBETT         MIST LORD ABBETT
                                             BOND DEBENTURE          GROWTH AND INCOME      MIST LORD ABBETT MID-CAP VALUE
                                               SUBACCOUNT               SUBACCOUNT                    SUBACCOUNT
                                                (CLASS A)                (CLASS B)                    (CLASS B)
                                         ----------------------  -------------------------  ------------------------------
                                            2007      2006 (b)       2007        2006 (b)           2007       2006
                                         ----------  ----------  ------------  -----------       ----------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $   66,967  $  (18,626)  $  (171,333) $  (123,500)      $ (100,173) $ (1,242)
   Net realized gains (losses)               20,968       2,322       578,218        4,485           27,684       (14)
   Change in unrealized gains
      (losses) on investments                 1,946      98,607      (320,812)     849,474         (749,843)   15,748
                                         ----------  ----------   -----------  -----------       ----------  --------
      Net increase (decrease) in net
         assets resulting from
         operations                          89,881      82,303        86,073      730,459         (822,332)   14,492
                                         ----------  ----------   -----------  -----------       ----------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                           800          --       124,189      141,047           85,166    22,242
   Transfers from other funding
      options                                92,831   2,136,630     6,288,092   10,470,541        8,702,261   136,786
   Contract charges                            (246)       (263)       (2,325)      (1,597)          (1,294)      (10)
   Contract surrenders                      (88,492)   (201,955)     (576,339)    (143,928)        (226,677)     (212)
   Transfers to other funding
      options                              (139,134)   (249,721)   (1,063,435)    (506,716)        (489,609)   (4,371)
   Other receipts (payments)                (15,354)     (4,884)      (34,353)     (11,422)         (21,266)       --
                                         ----------  ----------   -----------  -----------       ----------  --------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                      (149,595)  1,679,807     4,735,829    9,947,925        8,048,581   154,435
                                         ----------  ----------   -----------  -----------       ----------  --------
      Net increase (decrease) in net
         assets                             (59,714)  1,762,110     4,821,902   10,678,384        7,226,249   168,927
NET ASSETS:
   Beginning of period                    1,762,110          --    10,678,384           --          168,927        --
                                         ----------  ----------   -----------  -----------       ----------  --------
   End of period                         $1,702,396  $1,762,110   $15,500,286  $10,678,384       $7,395,176  $168,927
                                         ==========  ==========   ===========  ===========       ==========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                                                                        MIST MFS
                                              MIST MET/AIM       MIST MET/AIM SMALL CAP  MIST MFS EMERGING MARKETS      RESEARCH
                                          CAPITAL APPRECIATION           GROWTH                   EQUITY              INTERNATIONAL
                                               SUBACCOUNT              SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                               (CLASS A)               (CLASS A)                 (CLASS A)              (CLASS B)
                                         ----------------------  ----------------------  -------------------------  ----------------
                                            2007      2006 (b)      2007      2006 (b)         2007 (c)  2006        2007 (c)   2006
                                         ----------  ----------  ----------  ----------        --------  ----       ----------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (34,694) $  (20,820)  $ (3,451)   $ (1,538)        $ (3,821)  $--       $  (12,093)  $--
   Net realized gains (losses)                  602     230,591      4,311       1,518            3,091    --            1,187    --
   Change in unrealized gains
      (losses) on investments               231,466    (245,521)    13,320       2,517           85,274    --           60,349    --
                                         ----------  ----------   --------    --------         --------   ---       ----------   ---
      Net increase (decrease) in net
         assets resulting from
         operations                         197,374     (35,750)    14,180       2,497           84,544    --           49,443    --
                                         ----------  ----------   --------    --------         --------   ---       ----------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                         6,067          --      1,280          --               --    --               --    --
   Transfers from other funding
      options                                 1,048   2,238,519     75,279     152,784          377,154    --        1,253,020    --
   Contract charges                            (305)       (334)       (29)        (12)            (111)   --             (263)   --
   Contract surrenders                      (42,860)   (143,230)    (3,436)         (4)         (14,486)   --          (12,984)   --
   Transfers to other funding
      options                               (82,457)    (83,026)   (15,909)    (14,726)          (7,874)   --          (46,037)   --
                                            (27,095)         --         --          --               --    --               --    --
                                         ----------  ----------   --------    --------         --------   ---       ----------   ---
   Other receipts (payments)
      Net increase (decrease) in net
         assets resulting from contract
         transactions                      (145,602)  2,011,929     57,185     138,042          354,683    --        1,193,736    --
                                         ----------  ----------   --------    --------         --------   ---       ----------   ---
      Net increase (decrease) in net
         assets                              51,772   1,976,179     71,365     140,539          439,227    --        1,243,179    --
NET ASSETS:
   Beginning of period                    1,976,179          --    140,539          --               --    --               --    --
                                         ----------  ----------   --------    --------         --------   ---       ----------   ---
   End of period                         $2,027,951  $1,976,179   $211,904    $140,539         $439,227   $--       $1,243,179   $--
                                         ==========  ==========   ========    ========         ========   ===       ==========   ===

   The accompanying notes are an integral part of these financial statements.

                                                                  MIST NEUBERGER BERMAN   MIST PIMCO INFLATION
                                             MIST MFS VALUE            REAL ESTATE           PROTECTED BOND
                                               SUBACCOUNT               SUBACCOUNT             SUBACCOUNT
                                               (CLASS A)                (CLASS A)              (CLASS A)
                                         ----------------------  -----------------------  --------------------
                                            2007      2006 (b)       2007      2006 (b)      2007 (c)   2006
                                         ----------  ----------  -----------  ----------   -----------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (84,727) $   (1,447) $   (20,808) $  (38,970)  $  (110,885) $--
   Net realized gains (losses)              136,013     180,691      358,460      21,252        34,027   --
   Change in unrealized gains
      (losses) on investments               191,588     221,324   (1,025,872)    728,770       590,585   --
                                         ----------  ----------  -----------  ----------   -----------  ---
      Net increase (decrease) in net
         assets resulting from
         operations                         242,874     400,568     (688,220)    711,052       513,727   --
                                         ----------  ----------  -----------  ----------   -----------  ---
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                        28,962      33,923       90,230         357        54,548   --
   Transfers from other funding
      options                               320,015   4,115,866      598,996   3,789,952     9,871,702   --
   Contract charges                            (611)       (523)        (768)       (843)       (1,294)  --
   Contract surrenders                     (137,727)   (139,261)    (144,123)    (83,348)     (372,518)  --
   Transfers to other funding
      options                              (356,536)   (166,182)    (562,959)   (294,551)   (1,389,945)  --
   Other receipts (payments)                (27,891)        327      (15,447)    (26,383)       (7,519)  --
                                         ----------  ----------  -----------  ----------   -----------  ---
      Net increase (decrease) in net
         assets resulting from contract
         transactions                      (173,788)  3,844,150      (34,071)  3,385,184     8,154,974   --
                                         ----------  ----------  -----------  ----------   -----------  ---
      Net increase (decrease) in net
         assets                              69,086   4,244,718     (722,291)  4,096,236     8,668,701   --
NET ASSETS:
   Beginning of period                    4,244,718          --    4,096,236          --            --   --
                                         ----------  ----------  -----------  ----------   -----------  ---
   End of period                         $4,313,804  $4,244,718  $ 3,373,945  $4,096,236   $ 8,668,701  $--
                                         ==========  ==========  ===========  ==========   ===========  ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                          MIST PIONEER FUND  MIST PIONEER MID-CAP VALUE
                                             SUBACCOUNT              SUBACCOUNT
                                              (CLASS A)              (CLASS A)
                                         ------------------  --------------------------
                                           2007    2006 (b)      2007 (a)    2006 (b)
                                         --------  --------     ---------   ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $ (7,450) $ (8,623)    $    (245)  $ (1,082)
   Net realized gains (losses)              7,995        35        15,855      1,539
   Change in unrealized gains
      (losses) on investments
                                           19,525    54,781        (6,046)     6,047
      Net increase (decrease) in net
         assets resulting from
         operations                        20,070    46,193         9,564      6,504
                                         --------  --------     ---------   --------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                       1,511       382            --      3,254
   Transfers from other funding
      options                              11,419   664,464        26,634    120,168
   Contract charges                          (166)     (207)           --        (18)
   Contract surrenders                    (42,883)  (11,783)       (2,518)       (36)
   Transfers to other funding
      options                             (15,107)  (14,299)     (159,596)    (3,953)
   Other receipts (payments)               (4,136)       --            (3)        --
                                         --------  --------     ---------   --------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                     (49,362)  638,557      (135,483)   119,415
                                         --------  --------     ---------   --------
      Net increase (decrease) in net
         assets                           (29,292)  684,750      (125,919)   125,919
NET ASSETS:
   Beginning of period                    684,750        --       125,919         --
                                         --------  --------     ---------   --------
   End of period                         $655,458  $684,750     $      --   $125,919
                                         ========  ========     =========   ========

                                                                        MIST THIRD AVENUE SMALL CAP
                                         MIST PIONEER STRATEGIC INCOME             VALUE
                                                   SUBACCOUNT                    SUBACCOUNT
                                                   (CLASS A)                      (CLASS B)
                                         -----------------------------  ---------------------------
                                              2007          2006 (b)         2007         2006 (b)
                                         --------------  -------------  --------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)            $  (65,004)     $  190,628     $  (108,315)   $  (27,779)
   Net realized gains (losses)                 30,568           8,752         217,297        (2,201)
   Change in unrealized gains
      (losses) on investments
                                              310,048         (18,198)       (962,323)      118,682
      Net increase (decrease) in net
         assets resulting from
         operations                           275,612         181,182        (853,341)       88,702
                                           ----------      ----------     -----------    ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                         167,762          74,972          29,038        19,070
   Transfers from other funding
      options                                 910,754       5,830,307       7,582,928     3,868,904
   Contract charges                              (694)           (682)         (1,584)         (243)
   Contract surrenders                       (530,635)       (135,824)       (279,509)      (38,278)
   Transfers to other funding
      options                                (601,534)       (328,325)     (1,041,109)      (89,528)
   Other receipts (payments)                  (90,891)             (2)        (22,946)          320
                                           ----------      ----------     -----------    ----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                        (145,238)      5,440,446       6,266,818     3,760,245
                                           ----------      ----------     -----------    ----------
      Net increase (decrease) in net
         assets                               130,374       5,621,628       5,413,477     3,848,947
NET ASSETS:
   Beginning of period                      5,621,628              --       3,848,947            --
                                           ----------      ----------     -----------    ----------
   End of period                           $5,752,002      $5,621,628     $ 9,262,424    $3,848,947
                                           ==========      ==========     ===========    ==========

   The accompanying notes are an integral part of these financial statements.

                                         MSF BLACKROCK AGGRESSIVE
                                                 GROWTH            MSF BLACKROCK BOND INCOME  MSF BLACKROCK BOND INCOME
                                               SUBACCOUNT                  SUBACCOUNT                 SUBACCOUNT
                                                (CLASS D)                   (CLASS A)                 (CLASS E)
                                         ------------------------  -------------------------  -------------------------
                                            2007       2006 (b)       2007        2006 (b)       2007        2006 (b)
                                         ----------  ------------  ----------  -------------  ----------  -------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $  (36,304) $  (24,708)   $   74,252   $  (40,975)   $   47,248   $  (44,085)
   Net realized gains (losses)               21,946     (18,183)       25,772        7,668        29,452        3,098
   Change in unrealized gains
      (losses) on investments               399,459     (25,199)       79,736      192,496        94,131      172,427
                                         ----------  ----------    ----------   ----------    ----------   ----------
      Net increase (decrease) in net
         assets resulting from
         operations                         385,101     (68,090)      179,760      159,189       170,831      131,440
                                         ----------  ----------    ----------   ----------    ----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                        11,857       1,700           420          280        32,359       22,747
   Transfers from other funding
      options                               114,823   2,596,039       138,521    4,353,992       734,961    3,779,541
   Contract charges                            (687)       (722)       (1,179)      (1,391)         (653)        (709)
   Contract surrenders                     (118,869)   (166,249)     (317,674)    (146,096)     (183,487)     (79,249)
   Transfers to other funding
      options                              (181,391)   (131,577)     (218,120)    (223,638)     (327,959)     (46,107)
   Other receipts (payments)                (17,065)         --       (57,101)      (8,688)     (140,215)          --
                                         ----------  ----------    ----------   ----------    ----------   ----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                      (191,332)  2,299,191      (455,133)   3,974,459       115,006    3,676,223
                                         ----------  ----------    ----------   ----------    ----------   ----------
      Net increase (decrease) in net
         assets                             193,769   2,231,101      (275,373)   4,133,648       285,837    3,807,663
NET ASSETS:
   Beginning of period                    2,231,101          --     4,133,648           --     3,807,663           --
                                         ----------  ----------    ----------   ----------    ----------   ----------
   End of period                         $2,424,870  $2,231,101    $3,858,275   $4,133,648    $4,093,500   $3,807,663
                                         ==========  ==========    ==========   ==========    ==========   ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                     MSF CAPITAL GUARDIAN U.S.
                                         MSF BLACKROCK MONEY MARKET          EQUITY
                                                 SUBACCOUNT                SUBACCOUNT
                                                  (CLASS A)                 (CLASS A)
                                         --------------------------  -------------------------
                                             2007        2006 (b)        2007       2006 (b)
                                         ------------   -----------  -----------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $    360,992    $  108,100   $  (12,542)   $ (2,466)
   Net realized gains (losses)                     --            --       27,449         671
   Change in unrealized gains
      (losses) on investments                      --            --      (60,335)      8,101
                                         ------------    ----------   ----------    --------
      Net increase (decrease) in net
         assets resulting from
         operations                           360,992       108,100      (45,428)      6,306
                                         ------------    ----------   ----------    --------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                           6,300        39,228           --          --
   Transfers from other funding
      options                              95,542,872     9,708,061    1,130,222     236,516
   Contract charges                            (3,525)       (1,337)        (304)        (86)
   Contract surrenders                    (76,668,135)    3,839,736)    (243,778)    (15,661)
   Transfers to other funding
      options                              (1,505,528)     (952,068)     (50,011)    (11,630)
   Other receipts (payments)                  (33,575)           55           --          --
                                         ------------    ----------   ----------    --------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                      17,338,409     4,954,203      836,129     209,139
                                         ------------    ----------   ----------    --------
      Net increase (decrease) in net
         assets                            17,699,401     5,062,303      790,701     215,445
NET ASSETS:
   Beginning of period                      5,062,303            --      215,445          --
                                         ------------    ----------   ----------    --------
   End of period                         $ 22,761,704    $5,062,303   $1,006,146    $215,445
                                         ============    ==========   ==========    ========

                                               MSF FI LARGE CAP      MSF FI VALUE LEADERS
                                                  SUBACCOUNT              SUBACCOUNT
                                                   (CLASS A)               (CLASS D)
                                            ----------------------  ----------------------
                                               2007      2006 (b)      2007      2006 (b)
                                            ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)             $  (54,043) $  (41,664) $  (72,187) $  (98,865)
   Net realized gains (losses)                 268,046     (34,984)    814,434     (27,360)
   Change in unrealized gains
      (losses) on investments                 (116,875)     95,685    (519,331)    317,310
                                            ----------  ----------  ----------  ----------
      Net increase (decrease) in net
         assets resulting from
         operations                             97,128      19,037     222,916     191,085
                                            ----------  ----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                           14,921      17,015      10,750      43,331
   Transfers from other funding
      options                                  139,644   4,445,574     197,484   9,718,462
   Contract charges                             (1,004)     (1,072)     (1,704)     (2,026)
   Contract surrenders                        (193,878)   (125,235)   (383,943)   (263,727)
   Transfers to other funding
      options                                 (294,872)   (333,280)   (594,904)   (783,065)
   Other receipts (payments)                   (21,018)   (131,698)    (48,041)    (14,262)
                                            ----------  ----------  ----------  ----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                         (356,207)  3,871,304    (820,358)  8,698,713
                                            ----------  ----------  ----------  ----------
      Net increase (decrease) in net
         assets                               (259,079)  3,890,341    (597,442)  8,889,798
NET ASSETS:
   Beginning of period                       3,890,341          --   8,889,798          --
                                            ----------  ----------  ----------  ----------
   End of period                            $3,631,262  $3,890,341  $8,292,356  $8,889,798
                                            ==========  ==========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                         MSF METLIFE AGGRESSIVE   MSF METLIFE CONSERVATIVE  MSF METLIFE CONSERVATIVE
                                               ALLOCATION                ALLOCATION          TO MODERATE ALLOCATION
                                               SUBACCOUNT                SUBACCOUNT                 SUBACCOUNT
                                                (CLASS B)                (CLASS B)                  (CLASS B)
                                         ----------------------   ------------------------   -----------  ----------
                                           2007       2006 (b)      2007        2006 (b)       2007        2006 (b)
                                         ----------   ---------   -----------   ----------   -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $(13,347)    $ (6,608)   $ (2,352)     $(1,001)     $  (22,577)   $ (7,862)
   Net realized gains (losses)              2,242         (685)        229           17          18,868         398
   Change in unrealized gains
      (losses) on investments              (2,611)      39,943       7,169        3,402          32,444      43,679
                                         --------     --------    --------      -------      ----------    --------
      Net increase (decrease) in net
        assets resulting from
        operations                        (13,716)      32,650       5,046        2,418          28,735      36,215
                                         --------     --------    --------      -------      ----------    --------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                      79,502           --          --           --              --          --
   Transfers from other funding
      options                             246,099      500,558      94,193       66,046         804,224     721,551
   Contract charges                          (271)        (248)        (80)         (40)           (147)        (41)
   Contract surrenders                     (1,127)          --        (523)         (75)        (17,440)    (10,000)
   Transfers to other funding
      options                                (152)     (15,069)         --           --         (14,662)         --
   Other receipts (payments)                   --           --          --           --        (268,335)         --
                                         --------     --------    --------      -------      ----------    --------
      Net increase (decrease) in net
        assets resulting from contract
        transactions                      324,051      485,241      93,590       65,931         503,640     711,510
                                         --------     --------    --------      -------      ----------    --------
      Net increase (decrease) in net
        assets                            310,335      517,891      98,636       68,349         532,375     747,725
NET ASSETS:
   Beginning of period                    517,891           --      68,349           --         747,725          --
                                         --------     --------    --------      -------      ----------    --------
   End of period                         $828,226     $517,891    $166,985      $68,349      $1,280,100    $747,725
                                         ========     ========    ========      =======      ==========    ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                          MSF METLIFE MODERATE TO
                                         MSF METLIFE MODERATE ALLOCATION    AGGRESSIVE ALLOCATION
                                                   SUBACCOUNT                    SUBACCOUNT
                                                   (CLASS B)                     (CLASS B)
                                         -------------------------------  -----------------------
                                              2007           2006 (b)         2007      2006 (b)
                                         --------------  ---------------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)            $  (62,365)     $  (37,985)    $   (64,501) $  (50,439)
   Net realized gains (losses)                 50,735             311         266,858         430
   Change in unrealized gains
      (losses) on investments                  81,175         188,509         (53,494)    295,882
                                           ----------      ----------     -----------  ----------
      Net increase (decrease) in net
        assets resulting from
        operations                             69,545         150,835         148,863     245,873
                                           ----------      ----------     -----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners
   Transfers from other funding                    --              --          16,959       1,588
      options                                 170,143       3,007,082         107,699   3,960,081
   Contract charges                              (811)           (687)           (493)       (348)
   Contract surrenders                       (231,091)        (36,242)       (192,082)     (1,046)
   Transfers to other funding                (156,162)            (83)           (507)       (134)
      options                                    (277)             --      (1,842,654)         --
   Other receipts (payments)               ----------      ----------     -----------  ----------

      Net increase (decrease) in net
        assets resulting from contract
        transactions                         (218,198)      2,970,070      (1,911,078)  3,960,141
                                           ----------      ----------     -----------  ----------
      Net increase (decrease) in net
        assets
NET ASSETS:                                  (148,653)      3,120,905      (1,762,215)  4,206,014
   Beginning of period                      3,120,905              --       4,206,014          --
                                           ----------      ----------     -----------  ----------
   End of period                           $2,972,252      $3,120,905     $ 2,443,799  $4,206,014
                                           ==========      ==========     ===========  ==========

                                           MSF MFS TOTAL RETURN    MSF MORGAN STANLEY EAFE INDEX
                                                SUBACCOUNT                   SUBACCOUNT
                                                 (CLASS F)                   (CLASS A)
                                         ------------------------  -----------------------------
                                             2007       2006 (b)            2007    2006
                                         -----------  -----------         -------   ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $    87,803  $  (353,112)        $   (43)   $--
   Net realized gains (losses)             1,256,292       42,282               1     --
   Change in unrealized gains
      (losses) on investments               (563,372)   2,360,289             439     --
                                         -----------  -----------         -------    ---
      Net increase (decrease) in net
        assets resulting from
        operations                           780,723    2,049,459             397     --
                                         -----------  -----------         -------    ---
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners
   Transfers from other funding               32,048       89,789              --     --
      options                              1,450,859   31,781,174          31,028     --
   Contract charges                           (5,828)      (6,645)             --     --
   Contract surrenders                    (1,349,553)    (862,709)             --     --
   Transfers to other funding               (873,596)  (1,119,270)             --     --
      options                               (142,988)    (152,224)             --     --
   Other receipts (payments)             -----------  -----------         -------    ---

      Net increase (decrease) in net
        assets resulting from contract
        transactions                        (889,058)  29,730,115          31,028     --
                                         -----------  -----------         -------    ---
      Net increase (decrease) in net
        assets
NET ASSETS:                                 (108,335)  31,779,574          31,425     --
   Beginning of period                    31,779,574           --              --     --
                                         -----------  -----------         -------    ---
   End of period                         $31,671,239  $31,779,574         $31,425    $--
                                         ===========  ===========         =======    ===

   The accompanying notes are an integral part of these financial statements.

                                                                                                  MSF T. ROWE PRICE
                                         MSF OPPENHEIMER GLOBAL EQUITY  MSF RUSSELL 2000 INDEX    LARGE CAP GROWTH
                                                  SUBACCOUNT                 SUBACCOUNT              SUBACCOUNT
                                                   (CLASS B)                  (CLASS A)               (CLASS B)
                                         -----------------------------  ----------------------  ----------------------
                                               2007       2006 (b)         2007 (c)   2006         2007      2006 (b)
                                            ----------   ----------        --------   ----      ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)             $  (62,315)  $  (72,459)       $ (3,053)   $--      $  (43,460) $  (30,324)
   Net realized gains (losses)                 176,562       (5,243)         (1,243)    --          83,070      (1,847)
   Change in unrealized gains
      (losses) on investments                  161,737      409,395         (20,632)    --         163,084     219,560
                                            ----------   ----------        --------    ---      ----------  ----------
      Net increase (decrease) in net
         assets resulting from
         operations                            275,984      331,693         (24,928)    --         202,694     187,389
                                            ----------   ----------        --------    ---      ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                           22,214       63,106              --     --           5,909          --
   Transfers from other funding
      options                                  339,076    6,426,304         347,983     --         338,800   2,787,054
   Contract charges                               (644)        (643)            (70)    --            (575)       (673)
   Contract surrenders                        (346,323)    (111,555)         (7,992)    --        (185,359)    (71,399)
   Transfers to other funding
      Options                                 (318,743)    (291,581)        (11,874)    --        (212,241)    (63,319)
   Other receipts (payments)                   (54,838)     (17,616)             --     --          (2,486)          3
                                            ----------   ----------        --------    ---      ----------  ----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                         (359,258)   6,068,015         328,047     --         (55,952)  2,651,666
                                            ----------   ----------        --------    ---      ----------  ----------
      Net increase (decrease) in net
         assets                                (83,274)   6,399,708         303,119     --         146,742   2,839,055
NET ASSETS:
   Beginning of period                       6,399,708           --              --     --       2,839,055          --
                                            ----------   ----------        --------    ---      ----------  ----------
   End of period                            $6,316,434   $6,399,708        $303,119    $--      $2,985,797  $2,839,055
                                            ==========   ==========        ========    ===      ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                         MSF WESTERN ASSET MANAGEMENT  MSF WESTERN ASSET MANAGEMENT
                                               HIGH YIELD BOND                U.S.GOVERNMENT
                                                  SUBACCOUNT                    SUBACCOUNT
                                                   (CLASS A)                     (CLASS A)
                                         ----------------------------  ----------------------------
                                              2007 (a)   2006 (b)            2007      2006 (b)
                                              --------   --------          ---------   --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)               $  9,382   $   (402)         $   3,267   $   (437)
   Net realized gains (losses)                  (3,579)       936             (1,845)     1,765
   Change in unrealized gains
      (losses) on investments                   (2,182)     2,182               (299)       686
                                              --------   --------          ---------   --------
      Net increase (decrease) in net
         assets resulting from
         operations                              3,621      2,716              1,123      2,014
                                              --------   --------          ---------   --------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                               --         --                 --         --
   Transfers from other funding
      options                                    1,326     98,050            330,119     53,043
   Contract charges                                 --         (6)              (151)       (23)
   Contract surrenders                          (3,892)       (25)              (627)      (436)
   Transfers to other funding
      Options                                  (64,746)   (37,043)          (261,215)   (38,617)
   Other receipts (payments)                        (1)        --                 --         --
                                              --------   --------          ---------   --------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                          (67,313)    60,976             68,126     13,967
                                              --------   --------          ---------   --------
      Net increase (decrease) in net
         assets                                (63,692)    63,692             69,249     15,981
NET ASSETS:
   Beginning of period                          63,692         --             15,981         --
                                              --------   --------          ---------   --------
   End of period                              $     --   $ 63,692          $  85,230   $ 15,981
                                              ========   ========          =========   ========

                                            PIMCO REAL RETURN       PIMCO VIT TOTAL RETURN
                                                SUBACCOUNT                SUBACCOUNT
                                          (ADMINISTRATIVE CLASS)    (ADMINISTRATIVE CLASS)
                                         ------------------------  ------------------------
                                           2007 (a)       2006         2007         2006
                                         -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $    80,907  $   203,980  $   813,978  $   702,306
   Net realized gains (losses)              (530,853)     186,750      (52,727)     105,556
   Change in unrealized gains
      (losses) on investments                619,165     (494,852)     991,672     (253,755)
                                         -----------  -----------  -----------  -----------
      Net increase (decrease) in net
         assets resulting from
         operations                          169,219     (104,122)   1,752,923      554,107
                                         -----------  -----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                          6,477      135,722      105,924      683,099
   Transfers from other funding
      options                                534,200    1,837,678    1,869,819    4,613,700
   Contract charges                               (5)      (1,376)      (4,477)      (5,053)
   Contract surrenders                       (93,125)    (312,223)  (2,039,626)  (1,098,079)
   Transfers to other funding
      Options                             (9,182,179)  (1,108,344)  (2,276,424)  (1,728,606)
   Other receipts (payments)                 (93,154)     (91,041)    (250,922)    (222,170)
                                         -----------  -----------  -----------  -----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                     (8,827,786)     460,416   (2,595,706)   2,242,891
                                         -----------  -----------  -----------  -----------
      Net increase (decrease) in net
         assets                           (8,658,567)     356,294     (842,783)   2,796,998
NET ASSETS:
   Beginning of period                     8,658,567    8,302,273   27,047,594   24,250,596
                                         -----------  -----------  -----------  -----------
   End of period                         $        --  $ 8,658,567  $26,204,811  $27,047,594
                                         ===========  ===========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                         PUTNAM VT DISCOVERY GROWTH  PUTNAM VT INTERNATIONAL EQUITY  PUTNAM VT SMALL CAP VALUE
                                                 SUBACCOUNT                    SUBACCOUNT                   SUBACCOUNT
                                                 (CLASS IB)                    (CLASS IB)                   (CLASS IB)
                                         --------------------------  ------------------------------  -------------------------
                                              2007        2006             2007 (a)      2006          2007 (a)       2006
                                            ---------   --------         -----------   --------      -----------   ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)             $  (3,871)  $ (4,156)        $    23,578   $ (7,960)     $       (14)  $  (87,383)
   Net realized gains (losses)                 95,754      2,090             387,856     31,618        2,122,770      797,264
   Change in unrealized gains
      (losses) on investments                 (54,828)    28,142            (332,235)   169,937       (1,676,760)     179,282
                                            ---------   --------         -----------   --------      -----------   ----------
      Net increase (decrease) in net
         assets resulting from
         operations                            37,055     26,076              79,199    193,595          445,996      889,163
                                            ---------   --------         -----------   --------      -----------   ----------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                           2,301         --               3,009      1,925            7,495      179,155
   Transfers from other funding
      options                                      --         --              29,846    135,787          117,562      246,965
   Contract charges                               (31)       (53)                 (2)      (258)             (12)      (1,157)
   Contract surrenders                       (196,183)    (2,495)             (2,466)   (65,282)         (65,322)    (308,873)
   Transfers to other funding
      options                                 (26,149)    (1,925)         (1,048,888)   (29,162)      (7,059,536)    (347,391)
   Other receipts (payments)                       --         --                  --         --           (9,354)     (64,579)
                                            ---------   --------         -----------   --------      -----------   ----------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                        (220,062)    (4,473)         (1,018,501)    43,010       (7,009,167)    (295,880)
                                            ---------   --------         -----------   --------      -----------   ----------
      Net increase (decrease) in net
         assets                              (183,007)    21,603            (939,302)   236,605       (6,563,171)     593,283
NET ASSETS:
   Beginning of period                        299,565    277,962             939,302    702,697        6,563,171    5,969,888
                                            ---------   --------         -----------   --------      -----------   ----------
   End of period                            $ 116,558   $299,565         $        --   $939,302      $        --   $6,563,171
                                            =========   ========         ===========   ========      ===========   ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period May 1, 2006 to December 31, 2006.

(c)  For the period April 30, 2007 to December 31, 2007.

(d)  For the period January 1, 2007 to November 12, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                                             VAN KAMPEN LIT STRATEGIC
                                         VAN KAMPEN LIT COMSTOCK  VAN KAMPEN LIT ENTERPRISE           GROWTH
                                               SUBACCOUNT                 SUBACCOUNT                SUBACCOUNT
                                               (CLASS II)                 (CLASS II)                 (CLASS I)
                                         -----------------------  -------------------------  ------------------------
                                            2007         2006           2007     2006             2007        2006
                                         ----------   ----------      -------   -------         ---------   --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $    1,480   $   (2,703)     $(1,260)  $(1,029)        $ (12,621)  $(13,789)
   Net realized gains (losses)               58,780      106,356        1,443        65            26,728     (1,737)
   Change in unrealized gains
      (losses) on investments              (100,771)      65,154        9,492     3,631            91,114     19,800
                                         ----------   ----------      -------   -------         ---------   --------
      Net increase (decrease) in net
         assets resulting from
         operations                         (40,511)     168,807        9,675     2,667           105,221      4,274
                                         ----------   ----------      -------   -------         ---------   --------
CONTRACT TRANSACTIONS:
   Purchase payments received from
      contract owners                            --          216           --        --                --        477
   Transfers from other funding
      options                                51,560       80,856          648    71,263             2,178     24,663
   Contract charges                            (388)        (418)          (4)      (10)             (237)      (264)
   Contract surrenders                      (66,756)     (81,475)      (6,930)     (145)          (37,308)    (7,136)
   Transfers to other funding
      options                               (76,681)    (119,299)      (2,446)     (591)         (170,793)   (70,465)
   Other receipts (payments)                 (8,483)        (542)          --        --                --        (75)
                                         ----------   ----------      -------   -------         ---------   --------
      Net increase (decrease) in net
         assets resulting from contract
         transactions                      (100,748)    (120,662)      (8,732)   70,517          (206,160)   (52,800)
                                         ----------   ----------      -------   -------         ---------   --------
      Net increase (decrease) in net
         assets                            (141,259)      48,145          943    73,184          (100,939)   (48,526)
NET ASSETS:
   Beginning of period                    1,265,363    1,217,218       93,080    19,896           800,162    848,688
                                         ----------   ----------      -------   -------         ---------   --------
   End of period                         $1,124,104   $1,265,363      $94,023   $93,080         $ 699,223   $800,162
                                         ==========   ==========      =======   =======         =========   ========

   The accompanying notes are an integral part of these financial statements.

                METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES
                  OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                        NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife of CT Fund BD III for Variable Annuities (the "Separate Account"), a separate account of MetLife Insurance Company of Connecticut (the "Company"), was established by the Company's Board of Directors on March 27, 1997 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Connecticut Department of Insurance.

The Separate Account is divided into Subaccounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Subaccount invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

American Funds Insurance Series ("American Funds")
Dreyfus Variable Investment Fund ("Dreyfus VIF")
Fidelity Variable Insurance Products Fund ("Fidelity VIP")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")
Janus Aspen Series ("Janus Aspen")
Legg Mason Partners Variable Equity Trust ("LMPVET")
Legg Mason Partners Variable Income Trust ("LMPVIT")
Met Investors Series Trust ("MIST")
Metropolitan Series Fund, Inc. ("MSF")
PIMCO Variable Insurance Trust ("PIMCO VIT")
Putnam Variable Trust ("Putnam VT")
Van Kampen Life Investment Trust ("Van Kampen LIT")

The assets of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

Purchase payments applied to the Separate Account are invested in one or more Subaccounts in accordance with the selection made by the contract owner. The following Subaccounts were available for investment as of December 31, 2007 (the share class indicated in parentheses is that of the portfolio, series, or fund in which the Subaccount invests):

American Funds Global Growth Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Contrafund Subaccount (Service Class)
Fidelity VIP Dynamic Capital Appreciation Subaccount (Service Class 2) Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Income Securities Subaccount (Class 2)
FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Mid Cap Growth Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
LMPVET Aggressive Growth Subaccount (Class I)
LMPVET Appreciation Subaccount (Class I)
LMPVET Appreciation Subaccount (Class II)
LMPVET Capital Subaccount
LMPVET Dividend Strategy Subaccount
LMPVET Equity Index Subaccount (Class I)

LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Global Equity Subaccount
LMPVET International All Cap Opportunity Subaccount
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Mid Cap Core Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Social Awareness Subaccount
LMPVET Capital and Income Subaccount (Class II)
LMPVIT Adjustable Rate Income Subaccount
LMPVIT Diversified Strategic Income Subaccount
LMPVIT High Income Subaccount
LMPVIT Money Market Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS Emerging Markets Equity Subaccount (Class A)
MIST MFS Research International Subaccount (Class B)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Bond Income Subaccount (Class E)
MSF BlackRock Money Market Subaccount (Class A)
MSF Capital Guardian U.S. Equity Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS Total Return Subaccount (Class F)
MSF Morgan Stanley EAFE Index Subaccount (Class A)

MSF Oppenheimer Global Equity Subaccount (Class B)
MSF Russell 2000 Index Subaccount (Class A)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A)
PIMCO VIT Total Return Subaccount (Administrative Class)
Putnam VT Discovery Growth Subaccount (Class IB)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)
Van Kampen LIT Strategic Growth Subaccount (Class I)

The following Subaccounts ceased operations during the year ended December 31, 2007:

AIM V.I. Core Equity Subaccount
Credit Suisse Trust Emerging Markets Subaccount
DWS VIT Small Cap Index Subaccount
LMPIS Premier Selections All Cap Growth Subaccount
LMPVET Multiple Discipline Subaccount - Large Cap Growth and Value LMPVPI All Cap Subaccount
LMPVPI Large Cap Growth Subaccount
LMPVPII Aggressive Growth Subaccount
LMPVPII Growth and Income Subaccount
LMPVPIII Large Cap Value Subaccount
LMPVPV Small Cap Growth Opportunities Subaccount
Lord Abbett Growth and Income Subaccount
Lord Abbett Mid-Cap Value Subaccount
MSF Western Asset Management High Yield Bond Subaccount
PIMCO VIT Real Return Subaccount
MIST Pioneer Mid-Cap Value Subaccount
Putnam VT International Equity Subaccount
Putnam VT Small Cap Value Subaccount

The operations of the Subaccounts were affected by the following changes that occurred during the year ended December 31, 2007:

NAME CHANGES:

OLD NAME                                              NEW NAME
---------                                             ---------
Legg Mason Partners Variable International All Cap    Legg Mason Partners Variable International All Cap
   Growth Portfolio                                      Opportunity Portfolio
Legg Mason Partners Variable Social Awareness Stock   Legg Mason Partners Variable Social Awareness
   Portfolio                                             Portfolio
Janus Capital Appreciation Portfolio                  Janus Forty Portfolio
Legg Mason Partners Variable Multiple Discipline      Legg Mason Partners Variable Capital Portfolio
   Portfolio - All Cap Growth and Value
Legg Mason Partners Variable Multiple Discipline      Legg Mason Partners Variable Global Equity Portfolio
   Portfolio - Global All Cap Growth and Value
Legg Mason Partners Variable Multiple Discipline      Legg Mason Partners Variable Capital and Income
   Portfolio - Balanced All Cap Growth and Value         Portfolio

MERGERS:

OLD NAME                                              NEW NAME
--------                                              --------
Legg Mason Partners Variable Premier Selections All   Legg Mason Partners Variable Aggressive Growth
   Cap Growth Portfolio                                  Portfolio
Legg Mason Partners Variable II Aggressive Growth     Legg Mason Partners Variable III Aggressive Growth
   Portfolio                                             Portfolio
Legg Mason Partners Variable All Cap Portfolio        Legg Mason Partners Variable Fundamental Value
                                                         Portfolio
Legg Mason Partners Variable Large Cap Value          Legg Mason Partners Variable Investors Portfolio
   Portfolio
Legg Mason Partners Variable Small Cap Growth         Legg Mason Partners Variable Small Cap Growth
   Opportunities Portfolio                               Portfolio
Western Asset Management High Yield Bond Portfolio    BlackRock High Yield Portfolio
Pioneer Mid-Cap Value Portfolio                       Lazard Mid-Cap Portfolio
Legg Mason Partners Variable Growth and Income        Legg Mason Partners Variable Appreciation Portfolio
   Portfolio
Legg Mason Partners Variable Multiple Discipline      Legg Mason Partners Variable Appreciation Portfolio
   Portfolio - Large Cap Growth and Value

SUBSTITUTIONS:

OLD NAME                                              NEW NAME
--------                                              --------
AIM V.I. Core Equity Fund                             Capital Guardian U.S. Equity Portfolio
Emerging Markets Portfolio                            MFS Emerging Markets Equity Portfolio
DWS Small Cap Index VIP                               Russell 2000 Index Portfolio
Lord Abbett Series Growth and Income Portfolio        Lord Abbett Growth and Income Portfolio
Lord Abett Series Mid Cap Value Portfolio             Lord Abbett Mid-Cap Value Portfolio
PIMCO VIT Real Return Portfolio                       PIMCO Inflation Protected Bond Portfolio
Putnam VT International Equity Fund                   MSF Research International Portfolio
Putnam VT Small Cap Value Fund                        Third Avenue Small Cap Value Portfolio

PORTFOLIO SHARE CLASS EXCHANGE:

OLD PORTFOLIO                                         NEW PORTFOLIO
-------------                                         -------------
BlackRock Large-Cap Core Portfolio (Class A)          BlackRock Large-Cap Core Portfolio (Class E)

This report is prepared for the general information of contract owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for variable annuity separate accounts registered as unit investment trusts.

VALUATION OF INVESTMENTS

Investments are reported at fair value and are based on the net asset value per share as determined by the underlying assets of the portfolio, series, or fund of the Trusts, which value their investment securities at fair value. Changes in fair value are recorded in the statement of operations.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

FEDERAL INCOME TAXES

The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

ANNUITY PAYOUTS

Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 3.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS

Purchase payments received from contract owners by the Company are credited as accumulation or annuity units as of the end of the valuation period in which received, as provided in the prospectus.

NET TRANSFERS

The contract owner has the opportunity to transfer funds between Subaccounts within the Separate Account or the fixed account, which is an investment option in the Company's general account.

OTHER RECEIPTS (PAYMENTS)

Included in "other receipts (payments)" in the statements of changes in net assets are primarily contract benefits which have been re-deposited with the Company and distributions for payouts.

USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES - AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 had no impact on the financial statements of the Separate Account.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require additional fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with certain exceptions. The Company believes the adoption of SFAS 157 will have no material impact on the financial statements of the Separate Account.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values which are recorded as expenses in the accompanying statement of operations:

     MORTALITY AND EXPENSE RISK - The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

     ADMINISTRATIVE - The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

     ENHANCED STEPPED-UP PROVISION - For an additional charge, the total death benefit payable may be increased based on the earnings in the Contracts.

     GUARANTEED MINIMUM WITHDRAWAL BENEFIT - For an additional charge, the Company will guarantee the periodic return on the investment.

     GUARANTEED WITHDRAWAL BENEFIT - For an additional charge, the Company will guarantee the complete return of your purchase payments plus an additional benefit credit.

     EQUITY PROTECTION - For an additional charge, the Company will guarantee your principal (sum of purchase payments adjusted proportionately for any withdrawals).

     The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2007:

Mortality and Expense Risk                1.25% - 1.70%
Administrative                            0.15%
Enhanced Stepped Up-Provision             0.15% - 0.20%
Guaranteed Minimum Withdrawal Benefit     0.25% - 0.50%
Guaranteed Minimum Accumulation Benefit   0.50%
Equity Protection                         0.80% - 2.10%

      The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

Depending on the product, a contract administrative charge which ranges from $30 for Contracts with a value of less than $50,000 to $40 for Contracts with a value less than $100,000 is assessed on an annual basis. In addition, most Contracts impose a surrender charge which ranges from 0% to 9% if the contract is partially or fully surrendered within the specified surrender charge period. These charges are assessed through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets.

Certain investments in the various portfolios, series or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the Company.

4. STATEMENT OF INVESTMENTS

                                                                                            FOR THE YEAR ENDED
                                                              AS OF DECEMBER 31, 2007       DECEMBER 31, 2007
                                                              -----------------------  -----------------------------
                                                                            MARKET        COST OF        PROCEEDS
                                                                SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                              ----------  -----------  -------------  --------------
AIM V.I. Core Equity Subaccount (Series I) (Cost $0) (a)              --           --         5,037      1,061,312
American Funds Global Growth Subaccount (Class 2)
   (Cost $14,450,692)                                            795,759   19,893,971     2,774,419      2,351,695
American Funds Growth Subaccount (Class 2)
   (Cost $33,107,584)                                            624,459   41,663,872     4,475,666      4,475,079
American Funds Growth-Income Subaccount (Class 2)
   (Cost $36,102,817)                                            992,311   41,935,054     4,001,793      4,597,041
Credit Suisse Trust Emerging Markets Subaccount
   (Cost $0) (a)                                                      --           --        91,427        343,873
Dreyfus VIF Appreciation Subaccount (Initial Shares)
   (Cost $464,386)                                                13,962      626,340        43,511        173,715
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
   (Cost $1,310,369)                                              38,512    1,245,491       309,098        299,772
DWS VIT Small Cap Index Subaccount (Class A)
   (Cost $0) (a)                                                      --           --        23,153        350,336
Fidelity VIP Contrafund Subaccount (Service Class 2)
   (Cost $3,202,112)                                             130,737    3,590,040     1,176,855        434,621
Fidelity VIP Contrafund Subaccount (Service Class)
   (Cost $12,073,467)                                            427,814   11,893,225     3,768,714      1,227,883
Fidelity VIP Dynamic Capital Appreciation Subaccount
   (Service Class 2) (Cost $191,227)                              29,044      260,814        37,664         97,991
Fidelity VIP Mid Cap Subaccount (Service Class 2)
   (Cost $9,252,301)                                             317,325   11,306,282     1,721,081      1,622,050
FTVIPT Franklin Income Securities Subaccount (Class 2)
   (Cost $4,847,592)                                             293,427    5,079,224     2,081,733        749,366
FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount
   (Class 2) (Cost $1,517,141)                                    82,576    1,891,806       235,067        378,089
FTVIPT Templeton Developing Markets Securities Subaccount
   (Class 2) (Cost $5,290,269)                                   479,680    7,674,885     1,980,827      1,667,886
FTVIPT Templeton Foreign Securities Subaccount (Class 2)
   (Cost $9,163,367)                                             607,818   12,308,311     1,747,648      1,464,584
Janus Aspen Global Life Sciences Subaccount (Service Shares)
   (Cost $473,364)                                                64,356      736,229        69,887        182,042
Janus Aspen Global Technology Subaccount (Service Shares)
   (Cost $365,033)                                                95,554      494,970       139,008        172,485
Janus Aspen Mid Cap Growth Subaccount (Service Shares)
   (Cost $801,016)                                                33,089    1,288,835       171,054        101,035
Janus Aspen Worldwide Growth Subaccount (Service Shares)
   (Cost $642,003)                                                23,751      831,983        88,979        260,956
LMPIS Premier Selections All Cap Growth Subaccount
   (Cost $0) (a)                                                      --           --        30,322        359,005
LMPVET Aggressive Growth Subaccount (Class I)
   (Cost $11,503,401)                                            871,286   14,210,675     1,172,828      2,765,075
LMPVET Appreciation Subaccount (Class I)
   (Cost $5,962,666)                                             262,035    6,907,242       926,303      1,021,181
LMPVET Appreciation Subaccount (Class II)
   (Cost $3,965,603) (b)                                         140,793    3,719,751     4,085,261        120,874
LMPVET Capital Subaccount (Cost $17,064,195)                   1,177,973   18,564,848     1,651,162      4,482,681
LMPVET Dividend Strategy Subaccount (Cost $670,312)               76,558      801,564        19,174         47,180
LMPVET Equity Index Subaccount (Class I)
   (Cost $328,406,597)                                        10,747,590  360,689,110    25,108,165    135,907,684
LMPVET Equity Index Subaccount (Class II)
   (Cost $5,902,501)                                             207,092    6,956,232     1,051,073      1,022,705
LMPVET Fundamental Value Subaccount (Class I)
   (Cost $13,032,975)                                            606,757   13,160,555     7,163,229      2,436,879

                                                                                             FOR THE YEAR ENDED
                                                              AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                              -----------------------  -----------------------------
                                                                            MARKET        COST OF        PROCEEDS
                                                                SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                              ----------  -----------  -------------  --------------
LMPVET Global Equity Subaccount (Cost $9,376,593)                599,229   10,678,256      946,749      1,080,216
LMPVET International All Cap Opportunity Subaccount
   (Cost $428,398)                                                41,825      374,332      190,403         17,593
LMPVET Investors Subaccount (Class I) (Cost $4,082,889)          300,342    4,961,656    1,657,871        881,843
LMPVET Large Cap Growth Subaccount (Class I)
   (Cost $3,866,974)                                             279,593    4,641,239      740,108        862,101
LMPVET Mid Cap Core Subaccount (Class I)
   (Cost $3,227,491)                                             251,546    3,114,140      623,145        458,566
LMPVET Multiple Discipline Large Cap Growth and
   Value Subaccount (Cost $0) (c)                                     --           --      249,432      4,377,075
LMPVET Small Cap Growth Subaccount (Class I)
   (Cost $4,033,948)                                             295,549    4,442,103    2,247,875        443,125
LMPVET Social Awareness Subaccount (Cost $29,197)                  1,187       29,574        7,339            554
LMPVPI All Cap Subaccount (Class I) (Cost $0) (a)                     --           --      328,840      6,466,625
LMPVPII Growth and Income Subaccount (Class I)
   (Cost $0) (a)                                                      --           --        7,008        188,480
LMPVPV Small Cap Growth Opportunities Subaccount
   (Cost $0) (a)                                                      --           --      105,511      1,929,959
LMPVPI Large Cap Growth Subaccount (Class I)
   (Cost $0) (a)                                                      --           --       39,703        527,927
LMPVPII Aggressive Growth Subaccount (Class I)
   (Cost $0) (a)                                                      --           --        1,134        474,309
LMPVET Capital and Income Subaccount (Class II)
   (Cost $22,011,493)                                          1,698,150   21,108,024    3,945,436      2,655,924
LMPVIT Adjustable Rate Income Subaccount
   (Cost $2,898,179)                                             288,612    2,750,473      694,376        733,844
LMPVIT Diversified Strategic Income Subaccount
   (Cost $3,124,496)                                             338,724    2,919,801      186,138        188,143
LMPVIT High Income Subaccount (Cost $5,350,148)                  720,049    4,802,724      826,350        758,687
LMPVIT Money Market Subaccount (Cost $11,225,173)             11,225,173   11,225,173    7,374,093      3,344,673
LMPVPIII Large Cap Value Subaccount (Cost $0) (a)                     --           --        5,184      1,408,700
Lord Abbett Growth and Income Subaccount (Class VC)
   (Cost $0) (a)                                                      --           --       32,486      5,877,175
Lord Abbett Mid-Cap Value Subaccount (Class VC)
   (Cost $0) (a)                                                      --           --       65,382      8,377,436
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
   (Cost $1,309,373)                                              66,227    1,196,057      345,689        234,934
MIST BlackRock High Yield Subaccount (Class A)
   (Cost $2,069,073)                                             246,465    2,030,871      730,827        649,984
MIST BlackRock Large-Cap Core Subaccount (Class E)
   (Cost $1,387,017) (b)                                         126,017    1,395,003    1,512,395        127,999
MIST BlackRock Large-Cap Core Subaccount (Class A)
   (Cost $0) (a)                                                      --           --      227,232      1,454,636
MIST Dreman Small-Cap Value Subaccount (Class A)
   (Cost $463,001)                                                34,094      462,659      348,699         61,908
MIST Harris Oakmark International Subaccount (Class A)
   (Cost $4,279,284)                                             243,495    4,205,164    1,367,348        649,300
MIST Janus Forty Subaccount (Class A) (Cost $2,395,051)           32,366    2,712,561      953,334        254,294
MIST Lazard Mid-Cap Subaccount (Class B) (Cost $141,515) (b)      10,382      125,627      153,256         11,359
MIST Legg Mason Partners Managed Assets Subaccount
   (Class A) (Cost $237,993)                                      13,973      239,769       59,783          9,923
MIST Lord Abbett Bond Debenture Subaccount (Class A)
   (Cost $1,602,053)                                             134,806    1,702,606      205,054        285,478
MIST Lord Abbett Growth and Income Subaccount (Class B)
   (Cost $14,973,966)                                            540,350   15,502,628    6,935,726      1,898,854

                                                                                             FOR THE YEAR ENDED
                                                              AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                              -----------------------  -----------------------------
                                                                            MARKET        COST OF        PROCEEDS
                                                                SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                               ---------  -----------  -------------  --------------
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
   (Cost $8,130,399)                                             379,687    7,396,304    8,676,473        675,390
MIST Met/AIM Capital Appreciation Subaccount (Class A)
   (Cost $2,042,306)                                             167,902    2,028,251       22,842        197,908
MIST Met/AIM Small Cap Growth Subaccount (Class A)
   (Cost $196,099)                                                14,262      211,936       77,747         21,336
MIST MFS Emerging Markets Equity Subaccount (Class A)
   (Cost $354,007) (b)                                            30,548      439,281      376,848         25,932
MIST MFS Research International Subaccount (Class B)
   (Cost $1,182,996) (b)                                          86,826    1,243,345    1,241,923         60,114
MIST MFS Value Subaccount (Class A) (Cost $3,901,579)            286,868    4,314,490      361,681        536,128
MIST Neuberger Berman Real Estate Subaccount (Class A)
   (Cost $3,671,494)                                             239,659    3,374,393      979,104        685,266
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
   (Cost $8,079,434) (b)                                         791,060    8,670,020    9,747,532      1,702,124
MIST Pioneer Fund Subaccount (Class A) (Cost $581,259)            43,044      655,565       15,990         72,768
MIST Pioneer Mid-Cap Value Subaccount (Class A)
   (Cost $0) (a)                                                      --           --       26,586        149,317
MIST Pioneer Strategic Income Subaccount (Class A)
   (Cost $5,460,995)                                             574,136    5,752,844    1,036,894      1,246,840
MIST Third Avenue Small Cap Value Subaccount (Class B)
   (Cost $10,107,417)                                            590,802    9,263,776    7,758,365      1,353,105
MSF BlackRock Aggressive Growth Subaccount (Class D)
   (Cost $2,050,930)                                              84,619    2,425,189      116,886        344,397
MSF BlackRock Bond Income Subaccount (Class A)
   (Cost $3,586,511)                                              34,542    3,858,743      269,274        650,021
MSF BlackRock Bond Income Subaccount (Class E)
   (Cost $3,827,540)                                              36,894    4,094,097      847,323        684,843
MSF BlackRock Money Market Subaccount (Class A)
   (Cost $22,764,253)                                            227,642   22,764,253   59,030,862     41,329,323
MSF Capital Guardian U.S. Equity Subaccount (Class A)
   (Cost $1,058,510)                                              80,890    1,006,277    1,143,758        307,196
MSF FI Large Cap Subaccount (Class A) (Cost $3,652,923)          247,731    3,631,733      399,220        550,939
MSF FI Value Leaders Subaccount (Class D) (Cost $8,495,514)       42,361    8,293,493    1,042,112      1,139,191
MSF MetLife Aggressive Allocation Subaccount (Class B)
   (Cost $791,026)                                                65,691      828,358      325,954         14,087
MSF MetLife Conservative Allocation Subaccount (Class B)
   (Cost $156,444)                                                15,019      167,015       94,459          3,154
MSF MetLife Conservative to Moderate Allocation Subaccount
   (Class B) (Cost $1,204,183)                                   111,041    1,280,307      805,810        322,579
MSF MetLife Moderate Allocation Subaccount (Class B)
   (Cost $2,703,057)                                             248,557    2,972,741      246,392        521,921
MSF MetLife Moderate to Aggressive Allocation Subaccount
   (Class B) (Cost $2,201,828)                                   197,433    2,444,216      125,562      2,095,788
MSF MFS Total Return Subaccount (Class F)
   (Cost $29,878,748)                                            206,423   31,675,666    2,803,326      2,527,017
MSF Morgan Stanley EAFE Index Subaccount (Class A)
   (Cost $30,989)                                                  1,828       31,428       31,027             39
MSF Oppenheimer Global Equity Subaccount (Class B)
   (Cost $5,746,262)                                             362,236    6,317,393      544,098        869,023
MSF Russell 2000 Index Subaccount (Class A)
   (Cost $323,786) (b)                                            21,379     303,154       347,983         22,954
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
   (Cost $2,603,565)                                             182,086    2,986,208      362,939        435,125

                                                                                         FOR THE YEAR ENDED
                                                          AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                          -----------------------  -----------------------------
                                                                        MARKET        COST OF        PROCEEDS
                                                            SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                           ---------  -----------  -------------  --------------
MSF Western Asset Management High Yield Bond Subaccount
   (Class A) (Cost $0) (a)                                        --           --       45,862         102,957
MSF Western Asset Management U.S. Government Subaccount
   (Class A) (Cost $84,852)                                    6,825       85,239      334,073         262,671
PIMCO Real Return Subaccount (Administrative Class)
   (Cost $0) (a)                                                  --           --      665,860       9,413,633
PIMCO VIT Total Return Subaccount (Administrative Class)
   (Cost $25,699,133)                                      2,498,495   26,208,569    2,494,250       4,274,805
Putnam VT Discovery Growth Subaccount (Class IB)
   (Cost $85,388)                                             19,625      116,572       30,089         226,171
Putnam VT International Equity Subaccount (Class IB)
   (Cost $0) (a)                                                  --           --      183,866       1,055,826
Putnam VT Small Cap Value Subaccount (Class IB)
   (Cost $0) (a)                                                  --           --      961,054       7,230,108
Van Kampen LIT Comstock Subaccount (Class II)
   (Cost $974,663)                                            81,467    1,124,243       88,789         160,422
Van Kampen LIT Enterprise Subaccount (Class II)
   (Cost $77,534)                                              5,383       94,035          775          10,763
Van Kampen LIT Strategic Growth Subaccount (Class I)
   (Cost $569,278)                                            20,764      699,322        2,184         220,940

(a) For the period January 1, 2007 to April 27, 2007.

(b) For the period April 30, 2007 to December 31, 2007.

(c) For the period January 1, 2007 to November 12, 2007.

5. FINANCIAL HIGHLIGHTS

The following table is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2007:

                                                  AS OF DECEMBER 31                   FOR THE YEAR ENDED DECEMBER 31
                                           ------------------------------  ---------------------------------------------------
                                                   UNIT VALUE(1)    NET    INVESTMENT(2)   EXPENSE RATIO(3)   TOTAL RETURN(4)
                                            UNITS    LOWEST TO     ASSETS      INCOME         LOWEST TO          LOWEST TO
                                           (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                           ------  -------------  -------  -------------  -----------------  -----------------
AIM V.I. Core Equity                 2007      --  1.156 - 1.159       --         --         1.40 - 1.60           7.04 - 7.22
   Subaccount (Series I) (a)         2006     909  1.080 - 1.081      983       0.50         1.40 - 1.60           8.00 - 8.10

American Funds Global Growth         2007  10,955  1.491 - 2.180   19,891       2.69         1.40 - 2.50         11.97 - 13.26
   Subaccount (Class 2)              2006  11,266  1.324 - 1.932   18,130       0.87         1.40 - 2.50         17.45 - 18.71
                                     2005  10,069  1.120 - 1.634   13,732       0.62         1.40 - 2.50          9.59 - 16.59
                                     2004   4,097  1.087 - 1.458    4,951       0.38         1.40 - 2.40          9.68 - 13.07
                                     2003   2,103  0.980 - 1.308    2,093       0.42         1.40 - 2.25          0.25 - 33.47

American Funds Growth                2007  25,430  1.367 - 1.944   41,657       0.77         1.40 - 2.50          9.53 - 10.83
   Subaccount (Class 2)              2006  26,935  1.240 - 1.762   40,004       0.81         1.40 - 2.50           7.48 - 8.67
                                     2005  24,455  1.147 - 1.628   33,577       0.86         1.40 - 2.50          8.54 - 18.49
                                     2004   9,895  1.078 - 1.426   11,743       0.24         1.40 - 2.40          4.90 - 11.99
                                     2003   4,171  0.981 - 1.291    4,119       0.12         1.40 - 2.05          3.33 - 34.92

American Funds Growth-Income         2007  28,064  1.214 - 1.662   41,929       1.50         1.40 - 2.50           2.43 - 3.52
   Subaccount (Class 2)              2006  29,306  1.178 - 1.611   42,426       1.61         1.40 - 2.50         12.39 - 13.65
                                     2005  26,875  1.042 - 1.424   34,468       1.68         1.40 - 2.50           3.32 - 9.88
                                     2004  11,248  1.066 - 1.370   14,077       1.28         1.40 - 2.40          3.95 - 10.32
                                     2003   4,399  1.147 - 1.263    5,108       1.22         1.40 - 2.05          5.33 - 30.54

Credit Suisse Trust Emerging         2007      --  1.720 - 1.744       --         --         1.40 - 1.60           4.75 - 4.81
   Markets Subaccount (a)            2006     145  1.642 - 1.664      239       0.56         1.40 - 1.60         30.42 - 30.71
                                     2005     143  1.259 - 1.273      181       0.73         1.40 - 1.60         25.90 - 26.16
                                     2004     146  1.000 - 1.009      147       0.29         1.40 - 1.60         23.00 - 23.20
                                     2003     139  0.813 - 0.819      114         --         1.40 - 1.60         40.66 - 40.96

Dreyfus VIF Appreciation Subaccount  2007     566  1.092 - 1.456      626       1.63         1.40 - 2.00           4.97 - 5.62
   (Initial Shares)                  2006     688  1.036 - 1.387      721       1.54         1.40 - 2.00         14.16 - 14.88
                                     2005   1,154  0.904 - 1.215    1,050       0.02         1.40 - 2.00           2.36 - 2.93
                                     2004   1,355  0.880 - 1.187    1,198       1.56         1.40 - 2.00           2.95 - 3.62
                                     2003   1,498  0.851 - 1.153    1,280       1.74         1.40 - 2.00         12.38 - 19.53

Dreyfus VIF Developing Leaders       2007   1,225  1.001 - 1.278    1,245       0.77         1.40 - 2.00     (12.82) - (12.33)
   Subaccount (Initial Shares)       2006   1,389  1.144 - 1.463    1,611       0.40         1.40 - 2.00           1.68 - 2.38
                                     2005   1,574  1.120 - 1.435    1,783         --         1.40 - 2.00           3.78 - 4.33
                                     2004   1,851  1.076 - 1.381    2,010       0.20         1.40 - 2.00           9.13 - 9.81
                                     2003   1,952  0.982 - 1.263    1,932       0.03         1.40 - 2.00         12.77 - 29.79

DWS VIT Small Cap Index              2007      --          1.693       --       0.85                1.40                  5.02
   Subaccount (Class A) (a)          2006     206  1.582 - 1.612      332       0.66         1.40 - 1.60         15.64 - 15.89
                                     2005     444  1.368 - 1.391      616       0.67         1.40 - 1.60           2.63 - 2.81
                                     2004     500  1.333 - 1.353      674       0.43         1.40 - 1.60         15.81 - 16.14
                                     2003     580  1.151 - 1.165      674       1.00         1.40 - 1.60         44.24 - 44.36

Fidelity VIP Contrafund Subaccount   2007   2,422  1.467 - 2.039    3,590       0.73         1.40 - 2.00         14.92 - 15.68
   (Service Class 2)                 2006   2,483  1.271 - 1.770    3,184       0.99         1.40 - 2.00           9.27 - 9.90
                                     2005   2,576  1.159 - 1.617    3,010       0.13         1.40 - 2.00         14.30 - 15.01
                                     2004   2,549  1.009 - 1.411    2,593       0.22         1.40 - 2.00         12.93 - 13.60
                                     2003   2,727  0.891 - 1.248    2,445       0.29         1.40 - 2.00         15.49 - 26.34

                                                   AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                            ------------------------------  --------------------------------------------------
                                                    UNIT VALUE(1)    NET    INVESTMENT(2)   EXPENSE RATIO(3)   TOTAL RETURN(4)
                                             UNITS    LOWEST TO     ASSETS      INCOME         LOWEST TO          LOWEST TO
                                            (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                            ------  -------------  -------  -------------  -----------------  ----------------
Fidelity VIP Contrafund Subaccount    2007   6,542  1.433 - 2.056   11,891       0.85         1.40 - 2.50       14.57 - 15.86
   (Service Class)                    2006   6,690  1.243 - 1.781   10,523       1.13         1.40 - 2.50         8.88 - 9.99
                                      2005   5,738  1.136 - 1.625    8,266       0.12         1.40 - 2.50        1.25 - 17.41
                                      2004   1,981  1.151 - 1.410    2,465       0.17         1.40 - 2.40        1.82 - 13.69
                                      2003     795  1.014 - 1.247      826       0.29         1.40 - 2.05        3.73 - 26.61

Fidelity VIP Dynamic Capital          2007     198  1.312 - 1.330      261       0.11         1.40 - 1.60         5.04 - 5.30
   Appreciation Subaccount            2006     262  1.249 - 1.263      329       0.23         1.40 - 1.60       12.02 - 12.17
   (Service Class 2)                  2005     273  1.115 - 1.126      306         --         1.40 - 1.60       18.74 - 19.03
                                      2004     274  0.939 - 0.946      258         --         1.40 - 1.60     (0.32) - (0.11)
                                      2003     282  0.942 - 0.947      266         --         1.40 - 1.60       22.98 - 23.15

Fidelity VIP Mid Cap Subaccount       2007   5,343  1.425 - 2.377   11,305       0.49         1.40 - 2.50       12.54 - 13.74
   (Service Class 2)                  2006   5,714  1.259 - 2.099   10,709       0.17         1.40 - 2.50        9.64 - 10.85
                                      2005   5,210  1.142 - 1.901    8,867         --         1.40 - 2.50        9.36 - 19.71
                                      2004   2,211  1.227 - 1.640    3,317         --         1.40 - 2.40        2.59 - 22.91
                                      2003   1,218  1.198 - 1.339    1,513       0.23         1.40 - 2.05        6.96 - 36.40

FTVIPT Franklin Income Securities     2007   4,093  1.224 - 1.255    5,078       3.22         1.40 - 2.35       (4.04) - 2.28
   Subaccount (Class 2)               2006   3,104  1.208 - 1.227    3,781       3.42         1.40 - 2.35       11.61 - 16.46
                                      2005   1,360  1.046 - 1.051    1,427       0.20         1.55 - 2.35       (2.70) - 5.10

FTVIPT Franklin Small-Mid Cap Growth  2007   1,428  0.995 - 1.716    1,890         --         1.40 - 2.50         8.43 - 9.63
   Securities Subaccount (Class 2)    2006   1,620  0.911 - 1.571    1,967         --         1.40 - 2.50         6.05 - 7.22
                                      2005   1,900  0.853 - 1.472    2,128         --         1.40 - 2.50        2.31 - 14.55
                                      2004   1,588  0.835 - 1.430    1,611         --         1.40 - 2.40        1.43 - 13.07
                                      2003     925  0.761 - 1.306      743         --         1.40 - 2.05        1.70 - 35.45

FTVIPT Templeton Developing Markets   2007   2,466  1.924 - 3.589    7,674       2.28         1.40 - 2.50       25.60 - 27.00
   Securities Subaccount (Class 2)    2006   2,619  1.523 - 2.826    6,416       1.11         1.40 - 2.50       24.89 - 28.34
                                      2005   2,266  1.211 - 2.238    4,431       1.23         1.40 - 2.50       10.02 - 25.66
                                      2004     486  1.536 - 1.781      783       1.71         1.40 - 2.40        3.05 - 25.86
                                      2003      26  1.265 - 1.448       36       0.11         1.40 - 1.65        8.30 - 44.80

FTVIPT Templeton Foreign Securities   2007   6,585  1.451 - 2.188   12,306       1.96         1.40 - 2.50       12.59 - 13.85
   Subaccount (Class 2)               2006   6,711  1.281 - 1.930   11,098       1.26         1.40 - 2.50       18.45 - 19.73
                                      2005   5,953  1.075 - 1.618    8,295       1.09         1.40 - 2.50        5.39 - 12.00
                                      2004   1,881  1.071 - 1.495    2,395       0.95         1.40 - 2.40        2.49 - 16.85
                                      2003     550  0.918 - 1.284      517       1.69         1.40 - 2.00        6.23 - 30.42

Janus Aspen Global Life Sciences      2007     586  1.245 - 1.264      736         --         1.40 - 1.60       19.83 - 20.04
   Subaccount (Service Shares)        2006     673  1.039 - 1.053      704         --         1.40 - 1.60         4.63 - 4.88
                                      2005     719  0.993 - 1.004      718         --         1.40 - 1.60       10.58 - 10.69
                                      2004     842  0.898 - 0.907      760         --         1.40 - 1.60       12.39 - 12.67
                                      2003     953  0.799 - 0.805      764         --         1.40 - 1.60       24.26 - 24.42

Janus Aspen Global Technology         2007   1,026  0.479 - 0.486      495       0.33         1.40 - 1.60       19.75 - 20.00
   Subaccount (Service Shares)        2006   1,083  0.400 - 0.405      436         --         1.40 - 1.60         6.10 - 6.30
                                      2005   1,318  0.377 - 0.381      499         --         1.40 - 1.60        9.91 - 10.12
                                      2004   1,543  0.343 - 0.346      532         --         1.40 - 1.60     (1.15) - (0.86)
                                      2003   1,704  0.347 - 0.349      593         --         1.40 - 1.60       44.21 - 44.58

                                               AS OF DECEMBER 31                    FOR THE YEAR ENDED DECEMBER 31
                                        -------------------------------  ----------------------------------------------------
                                                 UNIT VALUE(1)    NET     INVESTMENT(2)    EXPENSE RATIO(3)   TOTAL RETURN(4)
                                         UNITS     LOWEST TO     ASSETS       INCOME          LOWEST TO          LOWEST TO
                                         (000s)    HIGHEST ($)  ($000s)     RATIO (%)        HIGHEST (%)        HIGHEST (%)
                                        -------  -------------  -------  --------------  ------------------  ----------------
Janus Aspen Mid Cap Growth        2007    1,169  0.647 - 2.231    1,289       0.07           1.40 - 2.40         6.59 - 20.22
   Subaccount (Service Shares)    2006    1,125  0.541 - 1.870    1,003         --           1.40 - 2.40         2.48 - 11.69
                                  2005    1,449  0.486 - 1.684    1,064         --           1.40 - 2.40         7.05 - 14.18
                                  2004    1,397  0.445 - 1.527      797         --           1.40 - 2.40         1.19 - 24.24
                                  2003    1,228  0.375 - 0.378      461         --           1.40 - 1.60        32.51 - 33.10

Janus Aspen Worldwide Growth      2007    1,135  0.721 - 1.561      832       0.55           1.40 - 2.00          7.21 - 7.81
   Subaccount (Service Shares)    2006    1,361  0.670 - 1.456      924       1.59           1.40 - 2.00        15.65 - 16.27
                                  2005    1,609  0.577 - 1.259      939       1.21           1.40 - 2.00          3.45 - 4.10
                                  2004    1,745  0.556 - 1.217      979       0.91           1.40 - 2.00          2.44 - 3.13
                                  2003    1,857  0.540 - 1.188    1,012       0.82           1.40 - 2.00        13.47 - 21.97

LMPIS Premier Selections All Cap  2007       --  1.013 - 1.376       --       0.08           1.55 - 2.40          6.21 - 6.44
   Growth Subaccount (a)          2006      289  0.952 - 1.293      335         --           1.40 - 2.40          4.75 - 5.72
                                  2005      298  0.901 - 1.223      331       0.13           1.40 - 2.40          3.81 - 5.04
                                  2004      265  0.861 - 1.168      276         --           1.40 - 2.40       (0.17) - 13.57
                                  2003      166  0.851 - 0.855      141         --           1.40 - 1.60        32.14 - 32.35

LMPVET Aggressive Growth          2007    9,931  1.181 - 1.585   14,209         --           1.40 - 2.50        (1.06) - 0.14
   Subaccount (Class I)           2006   10,937  1.186 - 1.590   15,617         --           1.40 - 2.50          6.12 - 7.28
                                  2005   10,388  1.111 - 1.488   13,920         --           1.40 - 2.50         0.63 - 14.88
                                  2004    7,161  1.218 - 1.357    8,865         --           1.40 - 2.40         5.64 - 11.75
                                  2003    4,858  1.135 - 1.256    5,568         --           1.40 - 2.05         5.58 - 32.64

LMPVET Appreciation               2007    4,999  1.218 - 1.571    6,906       1.03           1.40 - 2.40          5.83 - 6.94
   Subaccount (Class I)           2006    5,435  1.145 - 1.475    7,066       1.09           1.40 - 2.40         9.13 - 13.18
                                  2005    5,814  1.016 - 1.308    6,667       0.96           1.40 - 2.40        (0.78) - 3.25
                                  2004    3,942  1.022 - 1.277    4,307       1.40           1.40 - 2.40          3.76 - 7.94
                                  2003    2,587  0.962 - 1.195    2,516       0.76           1.40 - 2.05         1.63 - 22.94

LMPVET Appreciation
   Subaccount (Class II) (b)      2007    2,742  1.174 - 1.674    3,719       0.79           1.40 - 2.35          1.20 - 1.35

LMPVET Capital Subaccount         2007   13,548  1.165 - 1.690   18,562       0.37           1.40 - 2.40        (0.60) - 0.48
                                  2006   16,100  1.166 - 1.682   22,089       0.62           1.40 - 2.40        10.95 - 11.98
                                  2005   17,127  1.046 - 1.502   21,119       0.39           1.40 - 2.40          1.04 - 8.10
                                  2004    9,973  1.174 - 1.447   12,300       0.60           1.40 - 2.40         1.03 - 11.58
                                  2003    2,466  1.128 - 1.376    3,262       0.09           1.40 - 2.25         4.93 - 29.69

LMPVET Dividend Strategy          2007      639  0.960 - 1.380      801       2.02           1.40 - 2.40          3.85 - 4.96
   Subaccount                     2006      661  0.916 - 1.325      796       2.20           1.40 - 2.40        15.14 - 16.31
                                  2005      679  0.789 - 1.149      701       2.05           1.40 - 2.40        (2.52) - 1.64
                                  2004      328  0.804 - 1.176      322       1.52           1.40 - 2.40          0.36 - 6.88
                                  2003      162  0.790 - 1.101      134       0.48           1.40 - 2.05         6.79 - 21.78

LMPVET Equity Index               2007  301,705  0.930 - 1.578  360,600       1.53           1.40 - 3.50          1.56 - 3.68
   Subaccount (Class I)           2006  409,862  0.908 - 1.539  470,100       1.61           1.40 - 3.60        11.34 - 13.84
                                  2005  429,440  0.809 - 1.381  439,305       1.55           1.40 - 3.60          0.77 - 3.08
                                  2004  410,400  0.796 - 1.368  407,669       1.76           1.40 - 3.60          6.60 - 8.99
                                  2003  370,606  0.740 - 1.282  334,308       1.34           1.40 - 3.60        23.60 - 28.20

                                                     AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                              ------------------------------  --------------------------------------------------
                                                      UNIT VALUE(1)    NET    INVESTMENT(2)   EXPENSE RATIO(3)   TOTAL RETURN(4)
                                               UNITS    LOWEST TO     ASSETS      INCOME         LOWEST TO          LOWEST TO
                                              (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)        HIGHEST (%)
                                              ------  -------------  -------  -------------  -----------------  ----------------
LMPVET Equity Index                     2007   5,951  1.023 - 1.567    6,955       1.52         1.40 - 2.40         2.45 - 3.48
   Subaccount (Class II)                2006   6,134  0.991 - 1.521    7,002       1.33         1.40 - 2.40       11.53 - 13.56
                                        2005   6,488  0.875 - 1.345    6,529       1.32         1.40 - 2.40         1.81 - 7.37
                                        2004   6,114  0.853 - 1.314    5,800       1.69         1.40 - 2.40         5.49 - 8.86
                                        2003   4,949  0.786 - 1.213    3,922       1.24         1.40 - 2.05        1.52 - 25.91

LMPVET Fundamental Value                2007   8,723  1.186 - 1.641   13,159       1.30         1.40 - 2.50     (1.30) - (0.13)
   Subaccount (Class I)                 2006   6,291  1.194 - 1.650    9,305       1.58         1.40 - 2.50       13.98 - 15.14
                                        2005   6,795  1.042 - 1.439    8,811       1.02         1.40 - 2.50       (0.08) - 8.87
                                        2004   5,515  1.233 - 1.398    7,081       0.84         1.40 - 2.40         1.31 - 6.73
                                        2003   3,402  1.169 - 1.315    4,169       0.67         1.40 - 2.05        5.79 - 36.66

LMPVET Global Equity Subaccount         2007   7,236  1.280 - 1.871   10,677       0.55         1.40 - 2.40         2.44 - 3.48
                                        2006   7,575  1.249 - 1.808   10,859       1.20         1.40 - 2.40       12.47 - 13.57
                                        2005   8,082  1.110 - 1.592   10,288       1.06         1.40 - 2.40         2.02 - 8.48
                                        2004   1,953  1.067 - 1.515    2,468       1.15         1.40 - 2.40         1.43 - 8.68
                                        2003     233  1.241 - 1.394      319       0.19         1.40 - 2.00        7.08 - 29.80

LMPVET International All Cap            2007     392  0.947 - 0.962      374       0.94         1.40 - 1.60         4.64 - 4.79
   Opportunity Subaccount               2006     404  0.905 - 0.918      369       2.11         1.40 - 1.60       23.97 - 24.22
                                        2005     456  0.730 - 0.739      335       1.40         1.40 - 1.60        9.94 - 10.13
                                        2004     468  0.664 - 0.671      313       1.31         1.40 - 1.60       15.88 - 16.29
                                        2003     326  0.573 - 0.577      188       0.96         1.40 - 1.60       25.38 - 25.71

LMPVET Investors Subaccount (Class I)   2007   3,385  1.317 - 1.675    4,961       1.27         1.40 - 2.40         1.46 - 2.43
                                        2006   2,950  1.298 - 1.642    4,233       1.61         1.40 - 2.40       12.87 - 16.63
                                        2005   3,134  1.127 - 1.413    3,855       1.16         1.40 - 2.40         4.05 - 9.63
                                        2004   3,326  1.153 - 1.351    3,903       1.49         1.40 - 2.40         0.24 - 9.70
                                        2003   3,266  1.064 - 1.246    3,508       1.49         1.40 - 1.80        9.01 - 30.51

LMPVET Large Cap Growth                 2007   4,121  0.994 - 1.484    4,641       0.04         1.40 - 2.40         2.75 - 3.85
   Subaccount (Class I)                 2006   4,137  0.961 - 1.435    4,532       0.15         1.40 - 2.40         2.13 - 3.14
                                        2005   4,348  0.936 - 1.397    4,615       0.16         1.40 - 2.40      (1.08) - 12.72
                                        2004   3,588  0.905 - 1.352    3,509       0.41         1.40 - 2.40      (6.35) - 13.87
                                        2003   2,915  0.918 - 1.371    2,735       0.02         1.40 - 1.80        3.08 - 45.47

LMPVET Mid Cap Core                     2007   1,876  1.359 - 1.708    3,114       0.38         1.40 - 2.40         4.60 - 5.63
Subaccount (Class I)                    2006   2,115  1.299 - 1.620    3,319       0.57         1.40 - 2.40       12.05 - 13.24
                                        2005   2,183  1.158 - 1.436    3,036       0.65         1.40 - 2.40        5.77 - 10.15
                                        2004   2,017  1.247 - 1.350    2,651         --         1.40 - 2.40         2.37 - 8.88
                                        2003   1,672  1.158 - 1.245    2,037         --         1.40 - 2.05        2.02 - 28.05

LMPVET Multiple Discipline Large        2007      --  1.160 - 1.652      --        0.53         1.40 - 2.35         1.22 - 2.04
   Cap Growth and Value Subaccount (c)  2006   3,179  1.146 - 1.619    4,193       0.80         1.40 - 2.35        9.67 - 10.74
                                        2005   3,108  1.045 - 1.462    3,739       0.89         1.40 - 2.35         1.16 - 5.31
                                        2004     843  1.033 - 1.432    1,083       1.13         1.40 - 2.35         0.58 - 6.65
                                        2003     356  1.357 - 1.360      483       0.39         1.40 - 1.60       26.94 - 27.22

LMPVET Small Cap Growth                 2007   2,653  1.407 - 1.977    4,441         --         1.40 - 2.50         0.72 - 8.50
   Subaccount (Class I)                 2006   1,697  1.316 - 1.830    2,650         --         1.40 - 2.40       10.13 - 11.13
                                        2005   1,790  1.195 - 1.652    2,521         --         1.40 - 2.40        2.38 - 10.72
                                        2004   1,555  1.357 - 1.604    2,129         --         1.40 - 2.40        2.89 - 21.48
                                        2003   1,231  1.198 - 1.418    1,479         --         1.40 - 1.80        9.75 - 46.78


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

                                                  AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                           ------------------------------  ------------------------------------------------
                                                   UNIT VALUE(1)    NET    INVESTMENT(2)  EXPENSE RATIO(3)  TOTAL RETURN(4)
                                            UNITS    LOWEST TO     ASSETS      INCOME         LOWEST TO        LOWEST TO
                                           (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)      HIGHEST (%)
                                           ------  -------------  -------  -------------  ----------------  ---------------
LMPVET Social Awareness              2007      23          1.295      30        1.42                1.40               9.38
   Subaccount                        2006      21          1.184      25        0.44                1.40               6.19
                                     2005      26          1.115      29        0.78                1.40               2.95
                                     2004      24          1.083      26        4.06                1.40               8.30

LMPVPI All Cap Subaccount            2007      --  1.515 - 1.733      --        0.29         1.40 - 2.40        4.67 - 4.99
   (Class I) (a)                     2006   3,971  1.447 - 1.653   6,135        1.31         1.40 - 2.40      15.30 - 16.46
                                     2005   4,528  1.255 - 1.425   6,015        0.82         1.40 - 2.40        1.54 - 2.60
                                     2004   5,179  1.236 - 1.395   6,721        0.55         1.40 - 2.40        0.00 - 6.86
                                     2003   4,954  1.209 - 1.311   6,044        0.27         1.40 - 2.00      14.20 - 37.02

LMPVPII Growth and Income            2007      --  1.287 - 1.300      --        0.05         1.40 - 1.60        4.46 - 4.59
   Subaccount (Class I) (a)          2006     146  1.220 - 1.243     180        0.40         1.40 - 1.80      10.41 - 10.78
                                     2005     150  1.105 - 1.122     168        0.22         1.40 - 1.80        1.75 - 2.19
                                     2004     271  1.086 - 1.098     296        0.94         1.40 - 1.80        6.47 - 6.91
                                     2003     239  1.020 - 1.027     245        0.80         1.40 - 1.80      27.82 - 28.38

LMPVPV Small Cap Growth              2007      --  1.328 - 1.848      --        0.02         1.40 - 2.50        6.38 - 6.75
   Opportunities Subaccount (a)      2006   1,205  1.245 - 1.735   1,759          --         1.40 - 2.50      10.13 - 11.36
                                     2005   1,200  1.123 - 1.571   1,584          --         1.40 - 2.50       1.44 - 11.37
                                     2004     562  1.098 - 1.531     689        0.11         1.40 - 2.40       0.86 - 27.59
                                     2003     357  0.965 - 0.970     345          --         1.40 - 1.60      39.65 - 39.97

LMPVPI Large Cap Growth              2007      --  1.244 - 1.257      --          --         1.40 - 1.80        4.19 - 4.32
   Subaccount (Class I) (a)          2006     388  1.194 - 1.205     464          --         1.40 - 1.80        2.34 - 2.73
                                     2005     545  1.156 - 1.173     635        0.02         1.40 - 1.80        3.40 - 3.81
                                     2004     677  1.118 - 1.130     761        0.16         1.40 - 1.80    (1.32) - (0.88)
                                     2003     740  1.133 - 1.140     841        0.04         1.40 - 1.80      38.49 - 42.50

LMPVPII Aggressive Growth            2007      --  1.371 - 1.705      --          --         1.40 - 2.00        3.43 - 3.59
   Subaccount (Class I) (a)          2006     326  1.324 - 1.648     457          --         1.40 - 2.00        8.85 - 9.59
                                     2005     282  1.203 - 1.511     365          --         1.40 - 2.00        7.75 - 8.35
                                     2004     263  1.114 - 1.400     316          --         1.40 - 2.00        6.90 - 7.55
                                     2003     197  1.040 - 1.306     225          --         1.40 - 2.00      10.79 - 38.13

LMPVET Capital and Income            2007  16,342  1.160 - 1.505  21,087        1.16         1.40 - 2.50        2.75 - 3.94
   Subaccount (Class II)             2006  17,856  1.119 - 1.448  22,298        1.59         1.40 - 2.50        7.73 - 8.95
                                     2005  17,926  1.032 - 1.329  20,655        1.54         1.40 - 2.50        1.79 - 6.61
                                     2004   6,788  1.032 - 1.293   7,730        1.81         1.40 - 2.40        0.71 - 7.96
                                     2003   1,238  1.088 - 1.249   1,513        0.61         1.40 - 2.25       3.45 - 20.33

LMPVIT Adjustable Rate Income        2007   2,709  0.995 - 1.033   2,750        4.30         1.40 - 2.30      (1.00) - 0.00
   Subaccount                        2006   2,822  1.005 - 1.033   2,878        5.04         1.40 - 2.30        1.80 - 2.68
                                     2005   2,130  0.987 - 1.006   2,126        4.66         1.40 - 2.30        0.10 - 0.90
                                     2004     539  0.987 - 0.997     536        2.09         1.40 - 2.20    (1.00) - (0.10)
                                     2003      16  0.997 - 0.999      16        0.78         1.40 - 2.20             (0.10)

LMPVIT Diversified Strategic Income  2007   2,421  1.129 - 1.306   2,919        5.22         1.40 - 2.40      (0.44) - 0.62
   Subaccount                        2006   2,504  1.134 - 1.298   3,019        5.93         1.40 - 2.40        2.90 - 3.92
                                     2005   2,726  1.102 - 1.249   3,184        5.52         1.40 - 2.40        0.18 - 1.13
                                     2004   2,430  1.100 - 1.235   2,850        6.10         1.40 - 2.40        3.09 - 5.29
                                     2003   1,635  1.057 - 1.174   1,895        8.33         1.40 - 2.20       0.00 - 10.23


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

                                                    AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                             ------------------------------  --------------------------------------------------
                                                     UNIT VALUE(1)    NET    INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                              UNITS    LOWEST TO     ASSETS      INCOME         LOWEST TO         LOWEST TO
                                             (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                             ------  -------------  -------  -------------  ----------------  -----------------
LMPVIT High Income Subaccount          2007   3,767  1.155 - 1.481    4,802       8.52         1.40 - 2.40      (2.02) - (1.11)
                                       2006   3,987  1.178 - 1.504    5,159       7.88         1.40 - 2.40          6.38 - 9.44
                                       2005   4,075  1.087 - 1.379    4,844       9.28         1.40 - 2.40        (0.37) - 1.23
                                       2004   2,785  1.130 - 1.369    3,269      10.58         1.40 - 2.40          6.68 - 8.93
                                       2003   1,872  1.039 - 1.262    1,987      10.51         1.40 - 2.05         3.67 - 25.81

LMPVIT Money Market Subaccount         2007  10,556  1.026 - 1.148   11,223       4.76         1.40 - 2.50          0.78 - 3.52
                                       2006   6,890  1.000 - 1.109    7,195       4.55         1.40 - 2.40          2.20 - 3.16
                                       2005   6,039  0.977 - 1.075    6,147       2.87         1.40 - 2.40          0.31 - 1.42
                                       2004   3,856  0.978 - 1.060    3,951       0.96         1.40 - 2.40      (1.11) - (0.10)
                                       2003   2,431  0.988 - 1.066    2,564       0.68         1.40 - 1.95        (0.94) - 0.00

LMPVPIII Large Cap Value               2007      --  1.276 - 1.311       --       0.38         1.40 - 1.80          5.02 - 5.13
   Subaccount (a)                      2006   1,080  1.215 - 1.247    1,334       1.27         1.40 - 1.80        16.16 - 16.65
                                       2005   1,137  1.046 - 1.069    1,205       1.62         1.40 - 1.80          4.60 - 5.01
                                       2004   1,187  1.000 - 1.018    1,201       1.87         1.40 - 1.80          8.70 - 9.11
                                       2003   1,299  0.920 - 0.933    1,206       1.68         1.40 - 1.80        25.34 - 25.74

Lord Abbett Growth and Income          2007      --  1.227 - 1.693       --         --         1.40 - 2.50          3.55 - 3.99
   Subaccount (Class VC) (a)           2006   3,791  1.182 - 1.628    5,597       1.30         1.40 - 2.50         7.43 - 15.63
                                       2005   3,708  1.027 - 1.408    4,752       1.36         1.40 - 2.50        (0.54) - 7.65
                                       2004   1,405  1.253 - 1.382    1,824       1.68         1.40 - 2.40       (0.08) - 12.98
                                       2003     254  1.239 - 1.244      316       1.79         1.40 - 2.00         7.81 - 24.40

Lord Abbett Mid-Cap Value Subaccount   2007      --  1.305 - 2.007       --         --         1.40 - 2.50         9.88 - 10.27
   (Class VC) (a)                      2006   4,595  1.185 - 1.820    7,519       0.52         1.40 - 2.50         9.48 - 10.71
                                       2005   4,325  1.076 - 1.644    6,424       0.65         1.40 - 2.50         0.75 - 12.57
                                       2004   1,302  1.398 - 1.541    1,869       0.67         1.40 - 2.40        12.08 - 22.30
                                       2003     127  1.156 - 1.260      152       1.81         1.40 - 1.95         6.83 - 26.00

MIST Batterymarch Mid-Cap Stock        2007     785  1.509 - 1.735    1,196       0.32         1.40 - 2.00          3.95 - 4.57
   Subaccount (Class A)                2006     803  1.446 - 1.669    1,170         --         1.40 - 2.00      (5.06) - (4.68)

MIST BlackRock High Yield              2007   1,460  1.381 - 1.420    2,031       9.82         1.29 - 1.89          0.71 - 1.30
   Subaccount (Class A)                2006   1,534  1.365 - 1.410    2,108         --         1.40 - 2.00          5.15 - 5.57

MIST BlackRock Large-Cap Core
   Subaccount (Class E) (b)            2007   1,059  1.047 - 1.702    1,395         --         1.40 - 2.40        (0.64) - 0.00

MIST BlackRock Large-Cap Core          2007      --  1.048 - 1.706       --       0.71         1.40 - 2.40          4.59 - 4.93
   Subaccount (Class A) (a)            2006   1,024  1.000 - 1.628    1,247         --         1.40 - 2.40         5.40 - 10.59

MIST Dreman Small-Cap Value            2007     352  1.295 - 1.328      463         --         1.40 - 2.35      (4.23) - (1.49)
   Subaccount (Class A)                2006     138  1.338 - 1.360      186       0.70         1.40 - 2.35         6.02 - 14.06

MIST Harris Oakmark International      2007   2,809  1.124 - 1.903    4,205       0.90         1.39 - 2.49     (10.02) - (2.23)
   Subaccount (Class A)                2006   2,526  1.152 - 1.922    3,926         --         1.36 - 2.46         9.50 - 10.40

MIST Janus Forty Subaccount (Class A)  2007   2,650  0.859 - 2.101    2,712       0.16         1.40 - 2.20         7.13 - 28.49
                                       2006   2,394  0.678 - 1.640    1,757         --         1.40 - 2.25          2.03 - 2.69
MIST Lazard Mid-Cap
   Subaccount (Class B) (b)            2007     111  1.122 - 1.144      126         --         1.40 - 2.15    (14.24) - (12.31)

                                                     AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                              ------------------------------  --------------------------------------------------
                                                      UNIT VALUE(1)    NET    INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                               UNITS    LOWEST TO     ASSETS      INCOME         LOWEST TO         LOWEST TO
                                              (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                              ------  -------------  -------  -------------  ----------------  -----------------
MIST Legg Mason Partners Managed        2007     190          1.265      240       2.36                1.40                 4.89
   Assets Subaccount (Class A)          2006     166          1.206      200         --                1.40                 5.79

MIST Lord Abbett Bond Debenture         2007   1,221  1.382 - 1.486    1,702       5.36         1.40 - 2.00          4.70 - 5.41
   Subaccount (Class A)                 2006   1,329  1.315 - 1.416    1,762         --         1.40 - 2.00          4.54 - 4.88

MIST Lord Abbett Growth and Income      2007  14,170  1.082 - 1.106   15,500       0.64         1.15 - 2.50        (2.43) - 2.50
   Subaccount (Class B)                 2006   9,940  1.070 - 1.079   10,678         --         1.15 - 2.40          6.89 - 7.79

MIST Lord Abbett Mid-Cap Value          2007   6,998  1.045 - 1.065    7,395       0.04         1.40 - 2.50     (10.68) - (0.75)
   Subaccount (Class B)                 2006     158  1.066 - 1.073      169         --         1.40 - 2.40         6.39 - 14.42

MIST Met/AIM Capital Appreciation       2007   1,651  1.055 - 1.583    2,028       0.09         1.40 - 2.35         9.32 - 10.29
   Subaccount (Class A)                 2006   1,768  0.960 - 1.440    1,976       0.17         1.40 - 2.35      (1.76) - (1.01)

MIST Met/AIM Small Cap Growth           2007     150  1.395 - 1.430      212         --         1.40 - 2.35          8.81 - 9.83
   Subaccount (Class A)                 2006     109  1.282 - 1.302      141         --         1.40 - 2.35       (1.23) - 11.80

MIST MFS Emerging Markets Equity
   Subaccount (Class A) (b)             2007     201  2.154 - 3.621      439         --         1.40 - 1.80         0.00 - 25.40

MIST MFS Research International
   Subaccount (Class B) (b)             2007     739  1.575 - 2.235    1,243         --         1.40 - 2.25        (1.14) - 4.59

MIST MFS Value Subaccount (Class A)     2007   2,935  1.450 - 1.496    4,314         --         1.40 - 2.50          0.07 - 6.10
                                        2006   3,048  1.378 - 1.410    4,245       1.26         1.40 - 2.50         9.85 - 11.43

MIST Neuberger Berman Real Estate       2007   3,300  1.009 - 1.026    3,374       1.09         1.40 - 2.40    (24.59) - (16.04)
   Subaccount (Class A)                 2006   3,358  1.214 - 1.222    4,096         --         1.40 - 2.40        21.04 - 21.83

MIST PIMCO Inflation Protected Bond
   Subaccount (Class A) (b)             2007   7,277  1.061 - 1.223    8,669         --         1.40 - 2.50          5.66 - 6.44

MIST Pioneer Fund Subaccount (Class A)  2007     440  1.317 - 1.650      655       0.88         1.40 - 2.30          2.65 - 3.58
                                        2006     472  1.283 - 1.593      685         --         1.40 - 2.30          7.00 - 7.64

MIST Pioneer Mid-Cap Value Subaccount   2007      --  1.283 - 1.300       --       0.35         1.55 - 2.25         6.61 - 10.36
   (Class A) (a)                        2006     107  1.164 - 1.178      126       0.25         1.55 - 2.25          4.86 - 8.28

MIST Pioneer Strategic Income           2007   4,260  1.101 - 1.547    5,752       0.67         1.40 - 2.40          2.43 - 5.17
   Subaccount (Class A)                 2006   4,357  1.052 - 1.471    5,622       4.84         1.40 - 2.40          1.32 - 3.66

MIST Third Avenue Small Cap Value       2007   9,461  0.967 - 0.985    9,262       0.45         1.40 - 2.50     (10.63) - (4.37)
   Subaccount (Class B)                 2006   3,747  1.023 - 1.030    3,849         --         1.40 - 2.40          1.99 - 2.69

MSF BlackRock Aggressive Growth         2007   3,011  0.686 - 1.813    2,425         --         1.40 - 2.25        17.70 - 18.82
   Subaccount (Class D)                 2006   3,290  0.580 - 1.533    2,231         --         1.40 - 2.25      (2.83) - (2.30)

MSF BlackRock Bond Income               2007   2,884  1.146 - 1.346    3,858       3.36         1.40 - 2.00          4.18 - 4.83
   Subaccount (Class A)                 2006   3,235  1.100 - 1.284    4,134         --         1.40 - 2.00          3.68 - 3.97

MSF BlackRock Bond Income               2007   3,506  1.057 - 1.315    4,094       2.98         1.40 - 2.40          3.55 - 4.70
   Subaccount (Class E)                 2006   3,392  1.016 - 1.256    3,808         --         1.40 - 2.40          3.27 - 3.89

                                                     AS OF DECEMBER 31                 FOR THE YEAR ENDED DECEMBER 31
                                              ------------------------------  ------------------------------------------------
                                                      UNIT VALUE(1)    NET    INVESTMENT(2)  EXPENSE RATIO(3)  TOTAL RETURN(4)
                                               UNITS    LOWEST TO     ASSETS      INCOME         LOWEST TO        LOWEST TO
                                              (000s)   HIGHEST ($)   ($000s)    RATIO (%)       HIGHEST (%)      HIGHEST (%)
                                              ------------------------------  -------------  ----------------  ---------------
MSF BlackRock Money Market              2007  18,328  1.043 - 1.245   22,762      4.90          1.40 - 2.00        1.25 - 3.66
   Subaccount (Class A)                 2006   4,248  1.013 - 1.201    5,062      3.29          1.40 - 2.00        2.01 - 2.30

MSF Capital Guardian U.S. Equity        2007   1,296  0.733 - 1.284    1,006      0.12          1.40 - 2.40    (2.51) - (1.46)
   Subaccount (Class A)                 2006     220  0.745 - 1.306      215        --          1.40 - 2.15        2.47 - 2.86

MSF FI Large Cap Subaccount (Class A)   2007   4,037  0.849 - 1.407    3,631      0.16          1.40 - 2.25        1.55 - 2.58
                                        2006   4,418  0.832 - 1.378    3,890        --          1.40 - 2.25        0.94 - 1.46

MSF FI Value Leaders Subaccount         2007   5,967  1.223 - 1.504    8,292      0.83          1.40 - 2.35        1.66 - 2.68
   (Class D)                            2006   6,541  1.203 - 1.471    8,890        --          1.40 - 2.35        2.04 - 2.68

MSF MetLife Aggressive Allocation       2007     773  1.061 - 1.081      828      0.06          1.40 - 2.50      (8.11) - 1.70
   Subaccount (Class B)                 2006     490  1.054 - 1.059      518        --          1.80 - 2.50        5.19 - 5.69

MSF MetLife Conservative Allocation     2007     156  1.071 - 1.083      167        --          1.60 - 2.30        3.07 - 3.84
   Subaccount (Class B)                 2006      66  1.038 - 1.043       68        --          1.60 - 2.30        3.70 - 4.20

MSF MetLife Conservative to Moderate    2007   1,190  1.070 - 1.086    1,280        --          1.40 - 2.25      (1.10) - 3.14
   Allocation Subaccount (Class B)      2006     713  1.045 - 1.050      748        --          1.55 - 2.15        4.29 - 4.79

MSF MetLife Moderate Allocation         2007   2,763  1.068 - 1.086    2,972      0.01          1.40 - 2.40      (0.37) - 2.84
   Subaccount (Class B)                 2006   2,967  1.049 - 1.056    3,121        --          1.40 - 2.35        4.69 - 5.39

MSF MetLife Moderate to Aggressive      2007   2,275  1.066 - 1.084    2,444      0.04          1.55 - 2.50      (1.66) - 2.27
   Allocation Subaccount (Class B)      2006   3,983  1.053 - 1.060    4,206        --          1.55 - 2.50       5.09 - 12.55

MSF MFS Total Return                    2007  22,067  1.137 - 1.547   31,671      1.97          1.40 - 2.50        1.58 - 2.72
   Subaccount (Class F)                 2006  22,644  1.113 - 1.506   31,780        --          1.40 - 2.50        6.18 - 7.04

MSF Morgan Stanley EAFE Index
   Subaccount (Class A)                 2007      26          1.188       31        --                 1.40               1.28

MSF Oppenheimer Global Equity           2007   5,769  1.085 - 1.103    6,316      0.88          1.40 - 2.40      (3.86) - 4.85
   Subaccount (Class B)                 2006   6,100  1.045 - 1.052    6,400        --          1.34 - 2.34        4.92 - 5.62

MSF Russell 2000 Index
   Subaccount (Class A) (b)             2007     194          1.561      303        --                 1.40             (7.80)

MSF T. Rowe Price Large Cap Growth      2007   2,604  1.133 - 1.152    2,986      0.20          1.40 - 2.40        5.74 - 7.66
   Subaccount (Class B)                 2006   2,658  1.063 - 1.070    2,839        --          1.40 - 2.40        4.22 - 7.21

MSF Western Asset Management High       2007      --  1.201 - 1.209       --     10.32          1.40 - 1.60        3.80 - 3.96
   Yield Bond Subaccount (Class A) (a)  2006      55  1.157 - 1.163       64        --          1.40 - 1.60        6.24 - 6.31

MSF Western Asset Management U.S.       2007      76  1.107 - 1.115       85      6.81          1.25 - 1.45        1.56 - 3.05
   Government Subaccount (Class A)      2006      15          1.082       16        --                 1.25               3.64

PIMCO Real Return Subaccount            2007      --  0.999 - 1.148       --      1.55          1.40 - 2.50        1.72 - 2.06
   (Administrative Class) (a)           2006   7,878  0.981 - 1.125    8,659      4.24          1.40 - 2.50    (1.79) - (0.71)
                                        2005   7,458  0.993 - 1.133    8,302      2.98          1.40 - 2.50      (1.39) - 1.36
                                        2004   1,920  1.067 - 1.125    2,144      1.19          1.40 - 2.40        0.19 - 7.35
                                        2003     165  1.042 - 1.048      173      0.68          1.40 - 2.20      (0.57) - 4.80

                                                     AS OF DECEMBER 31               FOR THE YEAR ENDED DECEMBER 31
                                            ------------------------------  ------------------------------------------------
                                                    UNIT VALUE(1)    NET    INVESTMENT(2)  EXPENSE RATIO(3)  TOTAL RETURN(4)
                                             UNITS    LOWEST TO     ASSETS     INCOME         LOWEST TO        LOWEST TO
                                            (000s)   HIGHEST ($)   ($000s)    RATIO (%)      HIGHEST (%)       HIGHEST (%)
                                            ------  -------------  -------  -------------  ----------------  ---------------
PIMCO VIT Total Return Subaccount     2007  21,560  1.088 - 1.346   26,205       4.80         1.40 - 2.50        6.06 - 7.25
   (Administrative Class)             2006  23,726  1.020 - 1.255   27,048       4.42         1.40 - 2.50        1.25 - 2.37
                                      2005  21,488  1.001 - 1.226   24,251       3.49         1.40 - 2.50      (1.41) - 1.07
                                      2004  13,710  1.045 - 1.213   16,167       1.89         1.40 - 2.40        1.04 - 3.41
                                      2003  12,630  1.025 - 1.173   14,692       2.85         1.40 - 2.05      (1.79) - 3.62

Putnam VT Discovery Growth            2007     120  0.961 - 0.974      117         --         1.40 - 1.60        8.59 - 8.83
   Subaccount (Class IB)              2006     336  0.885 - 0.895      300         --         1.40 - 1.60        9.26 - 9.55
                                      2005     341  0.810 - 0.817      278         --         1.40 - 1.60        5.61 - 5.69
                                      2004     384  0.767 - 0.773      296         --         1.40 - 1.60        5.94 - 6.18
                                      2003     403  0.724 - 0.728      293         --         1.40 - 1.60      29.75 - 30.00

Putnam VT International Equity        2007      --  1.508 - 2.143       --       2.91         1.40 - 2.00        8.09 - 8.38
   Subaccount (Class IB) (a)          2006     649  1.393 - 1.981      939       0.57         1.40 - 2.00      25.24 - 25.94
                                      2005     609  1.108 - 1.579      703       1.44         1.40 - 2.00       9.95 - 10.58
                                      2004     593  1.003 - 1.433      620       1.48         1.40 - 2.00      13.89 - 14.63
                                      2003     546  0.877 - 1.255      500       0.78         1.40 - 2.00       4.51 - 26.72

Putnam VT Small Cap Value Subaccount  2007      --  1.516 - 2.300       --       0.55         1.40 - 2.50        6.46 - 6.86
   (Class IB) (a)                     2006   3,505  1.424 - 2.156    6,563       0.33         1.40 - 2.50      14.47 - 15.64
                                      2005   3,660  1.244 - 1.871    5,970       0.16         1.40 - 2.50       2.30 - 12.38
                                      2004   2,954  1.521 - 1.780    4,707       0.34         1.40 - 2.40       2.26 - 24.40
                                      2003   2,459  1.281 - 1.436    3,177       0.30         1.40 - 1.80      13.16 - 47.66

Van Kampen LIT Comstock               2007     920  1.210 - 1.598    1,124       1.62         1.40 - 2.00    (4.25) - (3.69)
   Subaccount (Class II)              2006     997  1.259 - 1.669    1,265       1.28         1.40 - 2.00      13.77 - 14.38
                                      2005   1,097  1.102 - 1.467    1,217       0.93         1.40 - 2.00        2.02 - 2.68
                                      2004     859  1.076 - 1.438      931       0.74         1.40 - 2.00      15.13 - 15.81
                                      2003     711  0.931 - 1.249      667       0.76         1.40 - 2.00      14.27 - 28.93

Van Kampen LIT Enterprise Subaccount  2007      95  0.980 - 0.994       94       0.16         1.40 - 1.60      10.61 - 10.94
   (Class II)                         2006     104  0.886 - 0.896       93       0.05         1.40 - 1.60        5.10 - 5.29
                                      2005      24  0.843 - 0.851       20       0.50         1.40 - 1.60        6.17 - 6.38
                                      2004      28  0.794 - 0.800       22       0.13         1.40 - 1.60        2.19 - 2.30
                                      2003      32  0.777 - 0.782       25       0.23         1.40 - 1.60      23.73 - 23.93

Van Kampen LIT Strategic Growth       2007     675  0.901 - 1.460      699       0.05         1.40 - 2.50      14.15 - 15.37
   Subaccount (Class I)               2006     865  0.783 - 1.268      800         --         1.40 - 2.50        0.27 - 1.40
                                      2005     946  0.773 - 1.329      849       0.23         1.40 - 2.50       5.41 - 10.40
                                      2004     875  0.728 - 1.257      697         --         1.40 - 2.40       3.79 - 16.42
                                      2003     841  0.691 - 1.116      588         --         1.40 - 1.95       3.91 - 25.59

(1) The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Subaccount from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Subaccount is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Subaccount invests.

(3) These amounts represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

6. SCHEDULES OF ACCUMULATION AND ANNUITY UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006


                                                           AMERICAN FUNDS
                                 AIM V.I. CORE EQUITY       GLOBAL GROWTH       AMERICAN FUNDS GROWTH
                                     SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                     (SERIES I)               (CLASS 2)               (CLASS 2)
                                 --------------------  ----------------------  ----------------------
                                 2007 (a)    2006         2007        2006        2007       2006
                                 --------  ---------   ----------  ----------  ----------  ----------
Accumulation and annuity units
   beginning of year              909,354         --   11,266,363  10,068,702  26,934,923  24,454,690
Accumulation units issued and
   transferred from other
   funding options                  4,946  1,199,818      991,746   2,071,995   1,264,292   4,150,295
Accumulation units redeemed and
   transferred to other
   funding options               (914,300)  (290,464)  (1,298,544)   (874,472) (2,763,424) (1,670,487)
Annuity units                          --         --       (4,105)        138      (5,896)        425
                                 --------  ---------   ----------  ----------  ----------  ----------
Accumulation and annuity units
   end of year                         --    909,354   10,955,460  11,266,363  25,429,895  26,934,923
                                 ========  =========   ==========  ==========  ==========  ==========

                                      DREYFUS VIF
                                  DEVELOPING LEADERS   DWS VIT SMALL CAP INDEX  FIDELITY VIP CONTRAFUND
                                      SUBACCOUNT              SUBACCOUNT               SUBACCOUNT
                                   (INITIAL SHARES)            (CLASS A)           (SERVICE CLASS 2)
                                 --------------------  -----------------------  -----------------------
                                   2007       2006      2007 (a)      2006        2007        2006
                                 ---------  ---------  ----------  -----------  ---------  ------------
Accumulation and annuity units
   beginning of year             1,389,026  1,574,061    206,091     444,173    2,482,732    2,575,917
Accumulation units issued and
   transferred from other
   funding options                  78,422     49,090         --          --      213,621      262,773
Accumulation units redeemed and
   transferred to other
   funding options                (242,683)  (234,125)  (206,091)   (238,082)    (274,630)    (355,958)
Annuity units                           --         --         --          --           --           --
                                 ---------  ---------   --------    --------    ---------    ---------
Accumulation and annuity units
   end of year                   1,224,765  1,389,026         --     206,091    2,421,723    2,482,732
                                 =========  =========   ========    ========    =========    =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

                                      AMERICAN FUNDS                               DREYFUS VIF
                                      GROWTH-INCOME      CREDIT SUISSE TRUST      APPRECIATION
                                        SUBACCOUNT         EMERGING MARKETS        SUBACCOUNT
                                        (CLASS 2)             SUBACCOUNT        (INITIAL SHARES)
                                 ----------------------  -------------------  -------------------
                                    2007        2006     2007 (a)    2006       2007      2006
                                 ----------  ----------  --------  ---------  --------  ---------
Accumulation and annuity units
   beginning of year             29,306,075  26,875,466   144,891   143,367    687,851  1,153,893
Accumulation units issued and
   transferred from other
   funding options                1,789,851   4,229,399    49,104     7,629     17,987     41,200
Accumulation units redeemed and
   transferred to other
   funding options               (3,028,747) (1,798,488) (193,995)   (6,105)  (139,819)  (507,242)
Annuity units                        (3,033)       (302)       --        --         --         --
                                 ----------  ----------  --------   -------   --------  ---------
Accumulation and annuity units
   end of year                   28,064,146  29,306,075        --   144,891    566,019    687,851
                                 ==========  ==========  ========   =======   ========  =========

                                                          FIDELITY VIP DYNAMIC
                                 FIDELITY VIP CONTRAFUND  CAPITAL APPRECIATION  FIDELITY VIP MID CAP
                                        SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                     (SERVICE CLASS)       (SERVICE CLASS 2)      (SERVICE CLASS 2)
                                 ---------  ------------  ---------  ---------  ---------  ---------
                                   2007         2006         2007      2006        2007      2006
                                 ---------  ------------  ---------  ---------  ---------  ---------
Accumulation and annuity units
   beginning of year             6,689,867     5,737,878   262,285    273,385   5,713,546  5,209,605
Accumulation units issued and
   transferred from other
   funding options                 620,877     1,802,674     5,416      5,172     368,929  1,067,700
Accumulation units redeemed and
   transferred to other
   funding options                (766,481)     (850,417)  (69,593)   (16,272)   (737,283)  (563,488)
Annuity units                       (2,691)         (268)       --         --      (1,876)      (271)
                                 ---------    ----------   -------    -------   ---------  ---------
Accumulation and annuity units
   end of year                   6,541,572     6,689,867   198,108    262,285   5,343,316  5,713,546
                                 =========    ==========   =======    =======   =========  =========

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                            FTVIPT FRANKLIN      FTVIPT TEMPLETON
                                 FTVIPT FRANKLIN INCOME      SMALL-MID CAP          DEVELOPING
                                       SECURITIES          GROWTH SECURITIES    MARKETS SECURITIES
                                       SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                       (CLASS 2)              (CLASS 2)             (CLASS 2)
                                 ----------------------  --------------------  --------------------
                                   2007        2006        2007        2006      2007       2006
                                 ---------  -----------  ---------  ---------  ---------  ---------
Accumulation and annuity units
   beginning of year             3,104,271   1,359,502   1,619,568  1,900,291  2,619,233  2,266,286
Accumulation units issued and
   transferred from other
   funding options               1,479,943   1,962,113      62,066     72,888    431,096    789,859
Accumulation units redeemed and
   transferred to other
   funding options                (492,053)   (216,630)   (254,050)  (353,611)  (633,487)  (436,780)
Annuity units                          444        (714)         --         --     48,719       (132)
                                 ---------   ---------   ---------  ---------  ---------  ---------
Accumulation and annuity units
   end of year                   4,092,605   3,104,271   1,427,584  1,619,568  2,465,561  2,619,233
                                 =========   =========   =========  =========  =========  =========

                                      JANUS ASPEN          JANUS ASPEN
                                    MID CAP GROWTH       WORLDWIDE GROWTH    LMPIS PREMIER SELECTIONS
                                      SUBACCOUNT            SUBACCOUNT            ALL CAP GROWTH
                                   (SERVICE SHARES)      (SERVICE SHARES)           SUBACCOUNT
                                 --------------------  --------------------  ------------------------
                                   2007       2006       2007       2006        2007 (a)     2006
                                 ---------  ---------  ---------  ---------     --------   -------
Accumulation and annuity units
   beginning of year             1,125,494  1,449,090  1,361,235  1,609,218      288,514   298,340
Accumulation units issued and
   transferred from other
   funding options                  76,895     28,122    122,482     33,057          520        70
Accumulation units redeemed and
   transferred to other
   funding options                 (33,819)  (351,718)  (348,908)  (281,040)    (289,034)   (9,896)
Annuity units                           --         --         --         --           --        --
                                 ---------  ---------  ---------  ---------     --------   -------
Accumulation and annuity units
   end of year                   1,168,570  1,125,494  1,134,809  1,361,235           --   288,514
                                 =========  =========  =========  =========     ========   =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

                                 FTVIPT TEMPLETON FOREIGN  JANUS ASPEN GLOBAL      JANUS ASPEN
                                        SECURITIES            LIFE SCIENCES     GLOBAL TECHNOLOGY
                                        SUBACCOUNT             SUBACCOUNT           SUBACCOUNT
                                        (CLASS 2)           (SERVICE SHARES)     (SERVICE SHARES)
                                 ------------------------  -------------------  --------------------
                                    2007        2006          2007      2006      2007       2006
                                 ----------   ---------    ---------  --------  ---------  ---------
Accumulation and annuity units
   beginning of year              6,710,899   5,952,717      673,254   719,064  1,082,804  1,318,015
Accumulation units issued and
   transferred from other
   funding options                  643,482   1,295,936       61,756    71,090    315,733    132,756
Accumulation units redeemed and
   transferred to other
   funding options                 (766,570)   (537,582)    (148,574) (116,900)  (372,799)  (367,967)
Annuity units                        (3,082)       (172)          --        --         --         --
                                  ---------   ---------     --------  --------  ---------  ---------
Accumulation and annuity units
   end of year                    6,584,729   6,710,899      586,436   673,254  1,025,738  1,082,804
                                  =========   =========     ========  ========  =========  =========

                                 LMPVET AGGRESSIVE GROWTH  LMPVET APPRECIATION   LMPVET APPRECIATION
                                        SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                                        (CLASS I)              (CLASS I)              (CLASS II)
                                 ------------------------  --------------------  -------------------
                                    2007         2006        2007       2006        2007 (b)  2006
                                 ----------  ------------  ---------  ---------    ---------  ----
Accumulation and annuity units
   beginning of year             10,936,597   10,388,289   5,435,250  5,814,251           --    --
Accumulation units issued and
   transferred from other
   funding options                  880,061    1,729,623     169,013    240,246    2,824,257    --
Accumulation units redeemed and
   transferred to other
   funding options               (1,880,090)  (1,181,315)   (605,376)  (619,247)     (82,481)   --
Annuity units                        (6,049)          --          --         --           --    --
                                 ----------   ----------   ---------  ---------    ---------   ---
Accumulation and annuity units
   end of year                    9,930,519   10,936,597   4,998,887  5,435,250    2,741,776    --
                                 ==========   ==========   =========  =========    =========   ===

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                                                       LMPVET EQUITY INDEX
                                      LMPVET CAPITAL      LMPVET DIVIDEND STRATEGY          SUBACCOUNT
                                        SUBACCOUNT               SUBACCOUNT                  (CLASS I)
                                 -----------------------  ------------------------  -------------------------
                                     2007        2006        2007         2006          2007          2006
                                 -----------  ----------  ----------  ------------  ------------  -----------
Accumulation and annuity units
   beginning of year              16,099,589  17,126,817    660,744      679,429     409,861,939  429,439,923
Accumulation units issued and
   transferred from other
   funding options                   434,261     904,496      3,135       38,162       6,145,658   10,900,910
Accumulation units redeemed and
   transferred to other
   funding options                (2,985,640) (1,931,724)   (25,222)     (56,847)   (114,302,676) (30,478,894)
Annuity units                             --          --         --           --              --           --
                                  ----------  ----------    -------      -------     -----------  -----------
Accumulation and annuity units
   end of year                    13,548,210  16,099,589    638,657      660,744     301,704,921  409,861,939
                                  ==========  ==========    =======      =======     ===========  ===========

                                 LMPVET INTERNATIONAL    LMPVET INVESTORS    LMPVET LARGE CAP GROWTH
                                  ALL CAP OPPORTUNITY        SUBACCOUNT             SUBACCOUNT
                                      SUBACCOUNT             (CLASS I)               (CLASS I)
                                 --------------------  --------------------  -----------------------
                                   2007       2006        2007       2006       2007        2006
                                 --------  ----------  ---------  ---------  ---------  ------------
Accumulation and annuity units
   beginning of year              404,328   456,409    2,950,306  3,133,860  4,137,326   4,348,127
Accumulation units issued and
   transferred from other
   funding options                     --        --      975,679    168,458    686,368     588,267
Accumulation units redeemed and
   transferred to other
   funding options                (12,446)  (52,081)    (541,172)  (352,012)  (703,062)  (799,068)
Annuity units                         --         --           --         --         --         --
                                  -------   -------    ---------  ---------  ---------   ---------
Accumulation and annuity units
   end of year                    391,882   404,328    3,384,813  2,950,306  4,120,632   4,137,326
                                  =======   =======    =========  =========  =========   =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

                                  LMPVET EQUITY INDEX  LMPVET FUNDAMENTAL VALUE
                                      SUBACCOUNT              SUBACCOUNT          LMPVET GLOBAL EQUITY
                                      (CLASS II)               (CLASS I)               SUBACCOUNT
                                 --------------------  ------------------------  ----------------------
                                    2007       2006        2007         2006        2007        2006
                                 ---------  ---------  -----------  -----------  ----------  ----------
Accumulation and annuity units
   beginning of year             6,133,893  6,487,693   6,290,736    6,795,029    7,574,693   8,082,020
Accumulation units issued and
   transferred from other
   funding options                 559,294    498,121   3,955,599      447,080      213,420     821,257
Accumulation units redeemed and
   transferred to other
   funding options                (742,452)  (851,921) (1,522,945)    (951,373)    (552,469) (1,328,584)
Annuity units                           --         --          --           --           --         --
                                 ---------  ---------  ----------    ---------    ---------  ----------
Accumulation and annuity units
   end of year                   5,950,735  6,133,893   8,723,390    6,290,736    7,235,644  7,574,693
                                 =========  =========  ==========    =========    =========  ==========

                                  LMPVET MID CAP CORE  LMPVET MULTIPLE DISCIPLINE  LMPVET SMALL CAP GROWTH
                                      SUBACCOUNT       LARGE CAP GROWTH AND VALUE         SUBACCOUNT
                                       (CLASS I)               SUBACCOUNT                  (CLASS I)
                                 --------------------  --------------------------  -----------------------
                                    2007       2006       2007 (c)      2006           2007       2006
                                 ---------  ---------    ----------   ---------     ---------   ---------
Accumulation and annuity units
   beginning of year             2,114,765  2,183,341     3,178,926   3,108,188     1,697,096   1,790,499
Accumulation units issued and
   transferred from other
   funding options                  12,586     53,989        38,959     252,506     1,201,862      93,363
Accumulation units redeemed and
   transferred to other
   funding options                (251,792)  (122,565)   (3,217,885)   (181,768)     (245,619)   (186,766)
Annuity units                           --         --            --          --            --          --
                                 ---------  ---------    ----------   ---------     ---------   ---------
Accumulation and annuity units
   end of year                   1,875,559  2,114,765            --   3,178,926     2,653,339   1,697,096
                                 =========  =========    ==========   =========     =========   =========

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                              LMPVPI ALL CAP     LMPVPII GROWTH AND INCOME
                                 LMPVET SOCIAL AWARENESS        SUBACCOUNT               SUBACCOUNT
                                       SUBACCOUNT               (CLASS I)                (CLASS I)
                                 -----------------------  ---------------------  -------------------------
                                    2007         2006       2007 (a)     2006      2007 (a)       2006
                                 ----------  -----------  ----------  ---------  ------------  -----------
Accumulation and annuity units
   beginning of year               21,004       25,877     3,971,003  4,528,015     145,681      150,371
Accumulation units issued and
   transferred from other
   funding options                  1,965        5,361         3,746     38,491          --           --
Accumulation units redeemed and
   transferred to other
   funding options                   (131)     (10,234)   (3,974,749)  (595,503)   (145,681)      (4,690)
Annuity units                          --           --            --         --          --           --
                                   ------      -------    ----------  ---------  ----------      -------
Accumulation and annuity units
   end of year                     22,838       21,004            --  3,971,003          --      145,681
                                   ======      =======    ==========  =========  ==========      =======

                                 LMPVET CAPITAL AND INCOME    LMPVIT ADJUSTABLE    LMPVIT DIVERSIFIED
                                         SUBACCOUNT             RATE INCOME         STRATEGIC INCOME
                                         (CLASS II)              SUBACCOUNT           SUBACCOUNT
                                 -------------------------  --------------------  --------------------
                                     2007         2006         2007       2006       2007       2006
                                 -----------  ------------  ---------  ---------  ---------  ---------
Accumulation and annuity units
   beginning of year              17,855,969    17,926,114  2,821,743  2,129,598  2,504,455  2,725,818
Accumulation units issued and
   transferred from other
   funding options                   184,199     1,144,894    647,079    873,380     28,510     56,471
Accumulation units redeemed and
   transferred to other
   funding options                (1,698,097)   (1,215,039)  (762,121)  (181,235)  (111,905)  (277,834)
Annuity units                             --            --      1,944         --         --         --
                                  ----------    ----------  ---------  ---------  ---------  ---------
Accumulation and annuity units
   end of year                    16,342,071    17,855,969  2,708,645  2,821,743  2,421,060  2,504,455
                                  ==========    ==========  =========  =========  =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

                                     LMPVPV SMALL CAP      LMPVPI LARGE CAP GROWTH  LMPVPII AGGRESSIVE GROWTH
                                   GROWTH OPPORTUNITIES           SUBACCOUNT                SUBACCOUNT
                                        SUBACCOUNT                (CLASS I)                  (CLASS I)
                                 ------------------------  -----------------------  -------------------------
                                   2007 (a)       2006       2007 (a)      2006       2007 (a)       2006
                                 -----------  -----------  -----------  ----------  -----------  ------------
Accumulation and annuity units
   beginning of year               1,205,024    1,200,271    388,293       545,463    325,935       282,212
Accumulation units issued and
   transferred from other
   funding options                    11,941      147,651     33,867        31,636         --        50,505
Accumulation units redeemed and
   transferred to other
   funding options                (1,216,965)    (142,898)  (422,160)     (188,806)  (325,935)       (6,782)
Annuity units                             --           --         --            --         --            --
                                  ----------    ---------   --------      --------   --------       -------
Accumulation and annuity units
   end of year                            --    1,205,024         --       388,293        --        325,935
                                  ==========    =========   ========      ========   ========       =======

                                     LMPVIT HIGH INCOME      LMPVIT MONEY MARKET    LMPVPIII LARGE CAP VALUE
                                        SUBACCOUNT                SUBACCOUNT                SUBACCOUNT
                                 -------------------------  ----------------------  ------------------------
                                     2007         2006         2007        2006       2007 (a)      2006
                                 ----------  -------------  ----------  ----------  -----------  -----------
Accumulation and annuity units
   beginning of year              3,986,902    4,075,321     6,890,032   6,038,989    1,079,742   1,136,563
Accumulation units issued and
   transferred from other
   funding options                  352,068      594,838     6,931,416   2,987,444           53         285
Accumulation units redeemed and
   transferred to other
   funding options                 (572,346)    (683,257)   (3,264,993) (2,136,401)  (1,079,795)    (57,106)
Annuity units                            --           --            --          --           --          --
                                  ---------    ---------    ----------  ----------   ----------   ---------
Accumulation and annuity units
   end of year                    3,766,624    3,986,902    10,556,455   6,890,032           --   1,079,742
                                  =========    =========    ==========  ==========   ==========   =========

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                      LORD ABBETT            LORD ABBETT        MIST BATTERYMARCH
                                   GROWTH AND INCOME        MID-CAP VALUE         MID-CAP STOCK
                                       SUBACCOUNT             SUBACCOUNT           SUBACCOUNT
                                       (CLASS VC)             (CLASS VC)            (CLASS A)
                                 ---------------------  ---------------------  ------------------
                                  2007 (a)      2006     2007 (a)      2006      2007      2006
                                 ----------  ---------  ----------  ---------  --------  --------
Accumulation and annuity units
   beginning of year              3,791,119  3,707,711   4,594,546  4,325,422   802,637        --
Accumulation units issued and
   transferred from other
   funding options                   23,494    347,211      77,173    758,589    85,940   932,427
Accumulation units redeemed and
   transferred to other
   funding options               (3,814,613)  (263,803) (4,685,543)  (489,145) (103,863) (129,790)
Annuity units                            --         --      13,824       (320)       --        --
                                 ----------  ---------  ----------  ---------  --------  --------
Accumulation and annuity units
   end of year                           --  3,791,119          --  4,594,546   784,714   802,637
                                 ==========  =========  ==========  =========  ========  ========

                                    MIST DREMAN     MIST HARRIS OAKMARK
                                  SMALL-CAP VALUE      INTERNATIONAL       MIST JANUS FORTY
                                    SUBACCOUNT          SUBACCOUNT            SUBACCOUNT
                                     (CLASS A)           (CLASS A)             (CLASS A)
                                 ----------------  --------------------  --------------------
                                   2007    2006       2007       2006       2007       2006
                                 -------  -------  ---------  ---------  ---------  ---------
Accumulation and annuity units
   beginning of year             137,795       --  2,526,257         --  2,393,911         --
Accumulation units issued and
   transferred from other
   funding options               243,481  147,929    673,807  2,669,725    554,079  2,579,016
Accumulation units redeemed and
   transferred to other
   funding options               (28,234) (10,134)  (391,092)  (143,468)  (298,107)  (185,105)
Annuity units                       (991)      --         --         --         --         --
                                 -------  -------  ---------  ---------  ---------  ---------
Accumulation and annuity units
   end of year                   352,051  137,795  2,808,972  2,526,257  2,649,883  2,393,911
                                 =======  =======  =========  =========  =========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

                                    MIST BLACKROCK      MIST BLACKROCK      MIST BLACKROCK
                                      HIGH YIELD        LARGE-CAP CORE      LARGE-CAP CORE
                                      SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                      (CLASS A)           (CLASS E)           (CLASS A)
                                 --------------------  ---------------  ---------------------
                                    2007       2006     2007 (b)  2006   2007 (a)      2006
                                 ---------  ---------  ---------  ----  ----------  ---------
Accumulation and annuity units
   beginning of year             1,533,694         --         --    --   1,023,661         --
Accumulation units issued and
   transferred from other
   funding options                 378,006  1,841,796  1,161,893    --       4,115  1,142,212
Accumulation units redeemed and
   transferred to other
   funding options                (451,635)  (308,102)  (102,666)   --  (1,027,776)  (118,551)
Annuity units                           --         --         --    --          --         --
                                 ---------  ---------  ---------   ---  ----------  ---------
Accumulation and annuity units
   end of year                   1,460,065  1,533,694  1,059,227    --          --  1,023,661
                                 =========  =========  =========   ===  ==========  =========

                                                      MIST LEGG MASON PARTNERS    MIST LORD ABBETT
                                 MIST LAZARD MID-CAP       MANAGED ASSETS          BOND DEBENTURE
                                      SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                      (CLASS B)              (CLASS A)                (CLASS A)
                                 -------------------  ------------------------  --------------------
                                  2007 (b)    2006        2007         2006        2007       2006
                                 ---------  --------  -----------  -----------  ---------  ---------
Accumulation and annuity units
   beginning of year                   --      --       165,530           --    1,329,269         --
Accumulation units issued and
   transferred from other
   funding options                116,119      --        30,936      172,416       67,612  1,691,478
Accumulation units redeemed and
   transferred to other
   funding options                 (5,116)     --        (6,944)      (6,886)    (176,065)  (362,209)
Annuity units                          --      --            --           --           --         --
                                  -------     ---       -------      -------    ---------  ---------
Accumulation and annuity units
   end of year                    111,003      --       189,522      165,530    1,220,816  1,329,269
                                  =======     ===       =======      =======    =========  =========

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                     MIST LORD ABBETT     MIST LORD ABBETT        MIST MET/AIM
                                    GROWTH AND INCOME      MID-CAP VALUE     CAPITAL APPRECIATION
                                        SUBACCOUNT           SUBACCOUNT           SUBACCOUNT
                                         (CLASS B)            (CLASS B)           (CLASS A)
                                 ----------------------  ------------------  --------------------
                                    2007        2006        2007      2006      2007       2006
                                 ----------  ----------  ---------  -------  ---------  ---------
Accumulation and annuity units
   beginning of year              9,940,346          --    157,904       --  1,767,865         --
Accumulation units issued and
   transferred from other
   funding options                5,751,059  10,604,225  7,496,433  162,741      6,800  1,993,337
Accumulation units redeemed and
   transferred to other
   funding options               (1,521,697)   (663,879)  (655,947)  (4,837)  (123,769)  (225,472)
Annuity units                            --          --       (455)      --         --         --
                                 ----------   ---------  ---------  -------  ---------  ---------
Accumulation and annuity units
   end of year                   14,169,708   9,940,346  6,997,935  157,904  1,650,896  1,767,865
                                 ==========   =========  =========  =======  =========  =========

                                                       MIST NEUBERGER BERMAN  MIST PIMCO INFLATION
                                    MIST MFS VALUE           REAL ESTATE          PROTECTED BOND
                                      SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                                       (CLASS A)              (CLASS A)             (CLASS A)
                                 --------------------  ---------------------  --------------------
                                    2007       2006       2007        2006      2007 (b)     2006
                                 ---------  ---------  ----------  ---------  ------------  ------
Accumulation and annuity units
   beginning of year             3,048,391         --   3,357,610         --           --      --
Accumulation units issued and
   transferred from other
   funding options                 240,121  3,282,756     586,448  3,747,615    8,844,317      --
Accumulation units redeemed and
   transferred to other
   funding options                (352,812)  (234,621)   (643,495)  (390,005)  (1,570,689)     --
Annuity units                         (928)       256        (834)        --        3,309      --
                                 ---------  ---------   ---------  ---------    ---------     ---
Accumulation and annuity units
   end of year                   2,934,772  3,048,391   3,299,729  3,357,610    7,276,937      --
                                 =========  =========   =========  =========    =========     ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

                                   MIST MET/AIM    MIST MFS EMERGING  MIST MFS RESEARCH
                                 SMALL CAP GROWTH    MARKETS EQUITY     INTERNATIONAL
                                    SUBACCOUNT         SUBACCOUNT         SUBACCOUNT
                                     (CLASS A)         (CLASS A)          (CLASS B)
                                 ----------------  -----------------  -----------------
                                   2007     2006   2007 (b)    2006   2007 (b)    2006
                                 -------  -------  --------  -------  --------    ----
Accumulation and annuity units
   beginning of year             108,896       --        --     --          --     --
Accumulation units issued and
   transferred from other
   funding options                54,682  120,559   212,043     --     776,992     --
Accumulation units redeemed and
   transferred to other
   funding options               (13,724) (11,663)  (11,392)    --     (38,160)    --
Annuity units                         --       --        --     --          --     --
                                 -------  -------   -------    ---     -------    ---
Accumulation and annuity units
   end of year                   149,854  108,896   200,651     --     738,832     --
                                 =======  =======   =======    ===     =======    ===

                                                                                    MIST PIONEER
                                 MIST PIONEER FUND  MIST PIONEER MID-CAP VALUE    STRATEGIC INCOME
                                    SUBACCOUNT              SUBACCOUNT               SUBACCOUNT
                                     (CLASS A)               (CLASS A)               (CLASS A)
                                 -----------------  --------------------------  --------------------
                                   2007     2006        2007 (a)   2006            2007       2006
                                 -------   -------      --------  -------       ---------  ---------
Accumulation and annuity units
   beginning of year             472,004        --       107,386       --       4,357,115         --
Accumulation units issued and
   transferred from other
   funding options                 8,502   491,634        22,077  111,178         808,823  4,724,135
Accumulation units redeemed and
   transferred to other
   funding options               (37,608)  (19,630)     (129,463)  (3,792)       (905,770)  (367,020)
Annuity units                     (2,658)       --            --       --              --         --
                                 -------   -------      --------  -------       ---------  ---------
Accumulation and annuity units
   end of year                   440,240   472,004            --  107,386       4,260,168  4,357,115
                                 =======   =======      ========  =======       =========  =========

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                   MIST THIRD AVENUE        MSF BLACKROCK        MSF BLACKROCK
                                    SMALL CAP VALUE       AGGRESSIVE GROWTH       BOND INCOME
                                      SUBACCOUNT              SUBACCOUNT           SUBACCOUNT
                                       (CLASS B)              (CLASS D)            (CLASS A)
                                 ---------------------  --------------------  --------------------
                                    2007        2006      2007        2006      2007        2006
                                 ----------  ---------  ---------  ---------  ---------  ---------
Accumulation and annuity units
   beginning of year              3,746,569         --  3,289,829         --  3,235,185         --
Accumulation units issued and
   transferred from other
   funding options                7,007,609  3,876,882    154,486  3,808,505    107,960  3,541,517
Accumulation units redeemed and
   transferred to other
   funding options               (1,291,416)  (130,653)  (433,291)  (518,676)  (458,978)  (306,332)
Annuity units                        (2,246)       340         --         --         --         --
                                 ----------  ---------  ---------  ---------  ---------  ---------
Accumulation and annuity units
   end of year                    9,460,516  3,746,569  3,011,024  3,289,829  2,884,167  3,235,185
                                 ==========  =========  =========  =========  =========  =========

                                                                                  MSF METLIFE
                                   MSF FI LARGE CAP    MSF FI VALUE LEADERS  AGGRESSIVE ALLOCATION
                                      SUBACCOUNT            SUBACCOUNT             SUBACCOUNT
                                      (CLASS A)              (CLASS D)              (CLASS B)
                                 --------------------  --------------------  ---------------------
                                    2007      2006        2007      2006        2007      2006
                                 ---------  ---------  ---------  ---------    -------  -------
Accumulation and annuity units
   beginning of year             4,417,723         --  6,541,303         --    490,035       --
Accumulation units issued and
   transferred from other
   funding options                 136,522  5,164,585    149,450  7,365,510    284,275  506,312
Accumulation units redeemed and
   transferred to other
   funding options                (517,351)  (746,862)  (724,163)  (824,207)    (1,451) (16,277)
Annuity units                           --         --         --         --         --       --
                                 ---------  ---------  ---------  ---------    -------  -------
Accumulation and annuity units
   end of year                   4,036,894  4,417,723  5,966,590  6,541,303    772,859  490,035
                                 =========  =========  =========  =========    =======  =======

(a) For the period January 1, 2007 to April 27, 2007.

(b) For the period April 30, 2007 to December 31, 2007.

(c)For the period January 1, 2007 to November 12, 2007.

                                     MSF BLACKROCK           MSF BLACKROCK           MSF CAPITAL
                                      BOND INCOME            MONEY MARKET       GUARDIAN U.S. EQUITY
                                       SUBACCOUNT              SUBACCOUNT            SUBACCOUNT
                                       (CLASS E)               (CLASS A)             (CLASS A)
                                 --------------------  -----------------------  --------------------
                                    2007        2006       2007        2006        2007       2006
                                 ---------  ---------  -----------  ----------   ---------  -------
Accumulation and annuity units
   beginning of year             3,392,201         --    4,247,725          --     219,671       --
Accumulation units issued and
   transferred from other
   funding options                 691,710  3,510,051   77,509,690   8,303,453   1,421,215  253,724
Accumulation units redeemed and
   transferred to other
   funding options                (577,759)  (117,850) (63,429,673) (4,055,728)   (345,367) (34,053)
Annuity units                           --         --           --          --          --       --
                                 ---------  ---------  -----------  ----------   ---------  -------
Accumulation and annuity units
   end of year                   3,506,152  3,392,201   18,327,742   4,247,725   1,295,519  219,671
                                 =========  =========  ===========  ==========   =========  =======

                                       MSF METLIFE        MSF METLIFE CONSERVATIVE      MSF METLIFE
                                 CONSERVATIVE ALLOCATION   TO MODERATE ALLOCATION   MODERATE ALLOCATION
                                        SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                        (CLASS B)                 (CLASS B)               (CLASS B)
                                 -----------------------  ------------------------  --------------------
                                       2007    2006            2007       2006        2007       2006
                                     -------  ------         ---------  -------     ---------  ---------
Accumulation and annuity units
   beginning of year                  65,848      --           713,215       --     2,967,242         --
Accumulation units issued and
   transferred from other
   funding options                    90,388  65,961           757,404  723,084       155,707  3,004,420
Accumulation units redeemed and
   transferred to other
   funding options                      (563)   (113)         (280,459)  (9,869)     (359,596)   (37,178)
Annuity units                             --      --                --       --            --         --
                                     -------  ------         ---------  -------     ---------  ---------
Accumulation and annuity units
   end of year                       155,673  65,848         1,190,160  713,215     2,763,353  2,967,242
                                     =======  ======         =========  =======     =========  =========

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                   MSF METLIFE MODERATE                            MSF MORGAN STANLEY
                                 TO AGGRESSIVE ALLOCATION   MSF MFS TOTAL RETURN       EAFE INDEX
                                        SUBACCOUNT               SUBACCOUNT            SUBACCOUNT
                                         (CLASS B)                (CLASS F)             (CLASS A)
                                 ------------------------  ----------------------  ------------------
                                     2007       2006          2007        2006        2007    2006
                                  ----------  ---------    ----------  ----------    ------   ----
Accumulation and annuity units
   beginning of year               3,982,754         --    22,643,708          --        --    --
Accumulation units issued and
   transferred from other
   funding options                   113,381  3,984,367     1,021,893  24,214,746    26,455    --
Accumulation units redeemed and
   transferred to other
   funding options                (1,821,159)    (1,613)   (1,597,334) (1,571,038)       --    --
Annuity units                             --         --        (1,536)         --        --    --
                                  ----------  ---------    ----------  ----------    ------   ---
Accumulation and annuity units
   end of year                     2,274,976  3,982,754    22,066,731  22,643,708    26,455    --
                                  ==========  =========    ==========  ==========    ======   ===

                                     MSF WESTERN    MSF WESTERN ASSET
                                  ASSET MANAGEMENT     MANAGEMENT
                                   HIGH YIELD BOND   U.S. GOVERNMENT      PIMCO REAL RETURN
                                     SUBACCOUNT        SUBACCOUNT            SUBACCOUNT
                                      (CLASS A)         (CLASS A)      (ADMINISTRATIVE CLASS)
                                 -----------------  -----------------  ----------------------
                                 2007 (a)   2006      2007     2006     2007 (a)      2006
                                 --------  -------  --------  -------  ----------  ----------
Accumulation and annuity units
   beginning of year               54,776       --    14,766       --   7,877,885   7,458,221
Accumulation units issued and
   transferred from other
   funding options                  1,132   87,547   301,092   50,784     483,553   1,783,080
Accumulation units redeemed and
   transferred to other
   funding options                (55,908) (32,771) (239,442) (36,018) (8,352,563) (1,362,818)
Annuity units                          --       --        --       --      (8,875)       (598)
                                  -------  -------  --------  -------  ----------  ----------
Accumulation and annuity units
   end of year                         --   54,776    76,416   14,766          --   7,877,885
                                  =======  =======  ========  =======  ==========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

                                    MSF OPPENHEIMER                               MSF T. ROWE PRICE
                                     GLOBAL EQUITY      MSF RUSSELL 2000 INDEX    LARGE CAP GROWTH
                                      SUBACCOUNT              SUBACCOUNT             SUBACCOUNT
                                       (CLASS B)              (CLASS A)               (CLASS B)
                                 --------------------  -----------------------  --------------------
                                    2007       2006         2007 (b)  2006         2007      2006
                                 ---------  ---------       --------  ----      ---------  ---------
Accumulation and annuity units
   beginning of year             6,100,068         --             --    --      2,657,777         --
Accumulation units issued and
   transferred from other
   funding options                 327,180  6,535,354        206,763    --        296,092  2,795,990
Accumulation units redeemed and
   transferred to other
   funding options                (653,607)  (435,751)       (12,602)   --       (350,210)  (138,213)
Annuity units                       (4,325)       465             --    --             --         --
                                 ---------  ---------        -------   ---      ---------  ---------
Accumulation and annuity units
   end of year                   5,769,316  6,100,068        194,161    --      2,603,659  2,657,777
                                 =========  =========        =======   ===      =========  =========

                                                              PUTNAM VT           PUTNAM VT
                                 PIMCO VIT TOTAL RETURN   DISCOVERY GROWTH  INTERNATIONAL EQUITY
                                       SUBACCOUNT            SUBACCOUNT          SUBACCOUNT
                                 (ADMINISTRATIVE CLASS)      (CLASS IB)          (CLASS IB)
                                 ----------------------  -----------------  -------------------
                                   2007         2006       2007      2006     2007 (a)   2006
                                 ----------  ----------  --------  -------    --------  -------
Accumulation and annuity units
   beginning of year             23,726,497  21,488,266   335,607  340,907     648,733  609,180
Accumulation units issued and
   transferred from other
   funding options                1,765,014   4,917,788     2,444       --      23,370  113,199
Accumulation units redeemed and
   transferred to other
   funding options               (3,928,357) (2,678,930) (217,732)  (5,300)   (672,103) (73,646)
Annuity units                        (3,427)       (627)       --       --          --       --
                                 ----------  ----------  --------  -------    --------  -------
Accumulation and annuity units
   end of year                   21,559,727  23,726,497   120,319  335,607          --  648,733
                                 ==========  ==========  ========  =======    ========  =======

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                    PUTNAM VT SMALL       VAN KAMPEN LIT      VAN KAMPEN LIT     VAN KAMPEN LIT
                                       CAP VALUE             COMSTOCK           ENTERPRISE      STRATEGIC GROWTH
                                      SUBACCOUNT            SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                      (CLASS IB)            (CLASS II)          (CLASS II)         (CLASS I)
                                 ---------------------  -------------------  ----------------  ------------------
                                  2007 (a)     2006       2007      2006      2007      2006     2007      2006
                                 ----------  ---------  --------  ---------  -------  -------  --------  --------
Accumulation and annuity units
   beginning of year              3,505,317  3,660,301   996,755  1,096,855  104,192   23,595   865,471   945,591
Accumulation units issued and
   transferred from other
   funding options                   63,915    249,893    40,057     70,764      699   81,472     2,093    20,653
Accumulation units redeemed and
   transferred to other
   funding options               (3,569,232)  (404,877) (116,438)  (170,864)  (9,934)    (875) (192,484) (100,773)
Annuity units                            --         --        --         --       --       --        --        --
                                 ----------  ---------  --------  ---------  -------  -------  --------  --------
Accumulation and annuity units
   end of year                           --  3,505,317   920,374    996,755   94,957  104,192   675,080   865,471
                                 ==========  =========  ========  =========  =======  =======  ========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 12, 2007.

7. SUBSEQUENT EVENT

The Company anticipates merging the Separate Account with and into MetLife of CT Separate Account Eleven for Variable Annuities, which is another separate account of the Company, during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contracts.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MetLife Insurance Company of Connecticut:

     We have audited the accompanying consolidated balance sheets of MetLife Insurance Company of Connecticut and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedules listed in the Index to Consolidated Financial Statements and Schedules. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetLife Insurance Company of Connecticut and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     As discussed in Note 1, the Company changed its method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007.

     As discussed in Note 20, the accompanying 2007 consolidated financial statements have been restated.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 26, 2008
(May 14, 2008, as to Note 20 and October 29, 2008, as to Note 21)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2007 AND 2006

                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                    2007         2006
                                                               -------------   --------
                                                               (AS RESTATED,
                                                                SEE NOTE 20)
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $46,264 and $48,406,
     respectively)...........................................     $ 45,671     $ 47,846
  Equity securities available-for-sale, at estimated fair
     value (cost: $992 and $777, respectively)...............          952          795
  Mortgage and consumer loans................................        4,404        3,595
  Policy loans...............................................          913          918
  Real estate and real estate joint ventures held-for-
     investment..............................................          541          173
  Real estate held-for-sale..................................           --            7
  Other limited partnership interests........................        1,130        1,082
  Short-term investments.....................................        1,335          777
  Other invested assets......................................        1,445        1,241
                                                                  --------     --------
     Total investments.......................................       56,391       56,434
Cash and cash equivalents....................................        1,774          649
Accrued investment income....................................          637          597
Premiums and other receivables...............................        8,320        8,410
Deferred policy acquisition costs and value of business
  acquired...................................................        4,948        5,111
Current income tax recoverable...............................           72           94
Deferred income tax assets...................................          846        1,007
Goodwill.....................................................          953          953
Other assets.................................................          753          765
Separate account assets......................................       53,867       50,067
                                                                  --------     --------
     Total assets............................................     $128,561     $124,087
                                                                  ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Future policy benefits.....................................     $ 19,576     $ 19,654
  Policyholder account balances..............................       33,815       35,099
  Other policyholder funds...................................        1,777        1,513
  Long-term debt -- affiliated...............................          635          435
  Payables for collateral under securities loaned and other
     transactions............................................       10,471        9,155
  Other liabilities..........................................        1,072          749
  Separate account liabilities...............................       53,867       50,067
                                                                  --------     --------
     Total liabilities.......................................      121,213      116,672
                                                                  --------     --------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 12)
STOCKHOLDERS' EQUITY:
Common stock, par value $2.50 per share; 40,000,000 shares
  authorized; 34,595,317 shares issued and outstanding at
  December 31, 2007 and 2006.................................           86           86
Additional paid-in capital...................................        6,719        7,123
Retained earnings............................................          892          520
Accumulated other comprehensive income (loss)................         (349)        (314)
                                                                  --------     --------
     Total stockholders' equity..............................        7,348        7,415
                                                                  --------     --------
     Total liabilities and stockholders' equity..............     $128,561     $124,087
                                                                  ========     ========




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                              2007        2006     2005
                                                         -------------   ------   ------
                                                         (AS RESTATED,
                                                          SEE NOTE 20)
REVENUES
Premiums...............................................      $  353      $  308   $  281
Universal life and investment-type product policy
  fees.................................................       1,411       1,268      862
Net investment income..................................       2,893       2,839    1,438
Other revenues.........................................         251         212      132
Net investment gains (losses)..........................        (142)       (521)    (198)
                                                             ------      ------   ------
       Total revenues..................................       4,766       4,106    2,515
                                                             ------      ------   ------
EXPENSES
Policyholder benefits and claims.......................         978         792      570
Interest credited to policyholder account balances.....       1,299       1,316      720
Other expenses.........................................       1,446       1,173      678
                                                             ------      ------   ------
       Total expenses..................................       3,723       3,281    1,968
                                                             ------      ------   ------
Income from continuing operations before provision for
  income tax...........................................       1,043         825      547
Provision for income tax...............................         303         228      156
                                                             ------      ------   ------
Income from continuing operations......................         740         597      391
Income from discontinued operations, net of income
  tax..................................................           4          --       --
                                                             ------      ------   ------
Net income.............................................      $  744      $  597   $  391
                                                             ======      ======   ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                                                  ACCUMULATED OTHER
                                                                             COMPREHENSIVE INCOME (LOSS)
                                                                            ----------------------------
                                                                                  NET          FOREIGN
                                                    ADDITIONAL                UNREALIZED       CURRENCY
                                           COMMON     PAID-IN    RETAINED     INVESTMENT     TRANSLATION
                                            STOCK     CAPITAL    EARNINGS   GAINS (LOSSES)   ADJUSTMENTS    TOTAL
                                           ------   ----------   --------   --------------   -----------   ------
Balance at January 1, 2005...............    $11      $  471       $ 190         $  30           $--       $  702
MetLife Insurance Company of
  Connecticut's common stock purchased by
  MetLife, Inc. (Notes 2 and 3)..........     75       6,709                                                6,784
Comprehensive income (loss):
  Net income.............................                            391                                      391
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (1)                        (1)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                         (445)                      (445)
     Foreign currency translation
       adjustments, net of income tax....                                                          2            2
                                                                                                           ------
     Other comprehensive income (loss)...                                                                    (444)
                                                                                                           ------
  Comprehensive income (loss)............                                                                     (53)
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2005.............     86       7,180         581          (416)            2        7,433
Revisions of purchase price pushed down
  to MetLife Insurance Company of
  Connecticut's net assets acquired (Note
  2).....................................                 40                                                   40
Dividend paid to MetLife, Inc. ..........               (259)       (658)                                    (917)
Capital contribution of intangible assets
  from MetLife, Inc., net of income tax
  (Notes 8 and 14).......................                162                                                  162
Comprehensive income:
  Net income.............................                            597                                      597
  Other comprehensive income:
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (5)                        (5)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                          107                        107
     Foreign currency translation
       adjustments, net of income tax....                                                         (2)          (2)
                                                                                                           ------
     Other comprehensive income..........                                                                     100
                                                                                                           ------
  Comprehensive income...................                                                                     697
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2006.............     86       7,123         520          (314)           --        7,415
Cumulative effect of change in accounting
  principle, net of income tax (Note 1)..                            (86)                                     (86)
                                             ---      ------       -----         -----           ---       ------
Balance at January 1, 2007...............     86       7,123         434          (314)           --        7,329
Dividend paid to MetLife, Inc. ..........               (404)       (286)                                    (690)
Comprehensive income:
  Net income, (As Restated, See Note
     20).................................                            744                                      744
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (2)                        (2)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                          (45)                       (45)
     Foreign currency translation
       adjustments, net of income tax,
       (As Restated, See Note 20)........                                                         12           12
                                                                                                           ------
     Other comprehensive income (loss),
       (As Restated, See Note 20)........                                                                     (35)
                                                                                                           ------
  Comprehensive income, (As Restated, See
     Note 20)............................                                                                     709
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2007, (As
  Restated, See Note 20).................    $86      $6,719       $ 892         $(361)          $12       $7,348
                                             ===      ======       =====         =====           ===       ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)


                                                           2007         2006       2005
                                                      -------------   --------   --------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..........................................     $    744     $    597   $    391
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization expenses.........           26            6          4
     Amortization of premiums and accretion of
       discounts associated with investments, net...           11           74        112
     Losses from sales of investments and
       businesses, net..............................          145          521        198
     Gain from recapture of ceded reinsurance.......          (22)          --         --
     Undistributed equity earnings of real estate
       joint ventures and other limited partnership
       interests....................................         (121)         (83)       (19)
     Interest credited to policyholder account
       balances.....................................        1,299        1,316        720
     Universal life and investment-type product
       policy fees..................................       (1,411)      (1,268)      (862)
     Change in accrued investment income............          (35)           2        (68)
     Change in premiums and other receivables.......          360         (509)      (415)
     Change in deferred policy acquisition costs,
       net..........................................           61         (234)      (211)
     Change in insurance-related liabilities........           71          234        812
     Change in trading securities...................           --          (43)       103
     Change in income tax payable...................          308          156        298
     Change in other assets.........................          681          586        574
     Change in other liabilities....................          234         (351)      (876)
     Other, net.....................................           --           --          2
                                                         --------     --------   --------
Net cash provided by operating activities...........        2,351        1,004        763
                                                         --------     --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities......................       21,546       27,706     24,008
     Equity securities..............................          146          218        221
     Mortgage and consumer loans....................        1,208        1,034        748
     Real estate and real estate joint ventures.....          155          126         65
     Other limited partnership interests............          465          762        173
  Purchases of:
     Fixed maturity securities......................      (19,365)     (23,840)   (32,850)
     Equity securities..............................         (357)        (109)        --
     Mortgage and consumer loans....................       (2,030)      (2,092)      (500)
     Real estate and real estate joint ventures.....         (458)         (56)       (13)
     Other limited partnership interests............         (515)        (343)      (330)
  Net change in policy loans........................            5           (2)         3
  Net change in short-term investments..............         (558)         991        599
  Net change in other invested assets...............         (175)        (316)       233
  Other, net........................................           16            1          3
                                                         --------     --------   --------
Net cash provided by (used in) investing
  activities........................................     $     83     $  4,080   $ (7,640)
                                                         --------     --------   --------




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
       FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 -- (CONTINUED)

                                  (IN MILLIONS)

                                                           2007         2006       2005
                                                      -------------   --------   --------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.......................................     $ 11,395     $  8,185   $ 11,230
     Withdrawals....................................      (13,563)     (11,637)   (12,369)
  Net change in payables for collateral under
     securities loaned and other transactions.......        1,316         (582)     7,675
  Net change in short-term debt -- affiliated.......           --           --        (26)
  Long-term debt issued -- affiliated...............          200           --        400
  Dividends on common stock.........................         (690)        (917)        --
  Financing element on certain derivative
     instruments....................................           33          (55)       (49)
  Contribution of MetLife Insurance Company of
     Connecticut from MetLife, Inc. ................           --           --        443
                                                         --------     --------   --------
Net cash (used in) provided by financing
  activities........................................       (1,309)      (5,006)     7,304
                                                         --------     --------   --------
Change in cash and cash equivalents.................        1,125           78        427
Cash and cash equivalents, beginning of year........          649          571        144
                                                         --------     --------   --------
CASH AND CASH EQUIVALENTS, END OF YEAR..............     $  1,774     $    649   $    571
                                                         ========     ========   ========
Supplemental disclosures of cash flow information:
  Net cash paid (received) during the year for:
     Interest.......................................     $     33     $     31   $     18
                                                         ========     ========   ========
     Income tax.....................................     $     (6)    $     81   $     87
                                                         ========     ========   ========
  Non-cash transactions during the year:
     Net assets of MetLife Insurance Company of
       Connecticut acquired by MetLife, Inc. and
       contributed to MetLife Investors USA
       Insurance Company, net of cash received of
       $0, $0 and $443 million......................     $     --     $     --   $  6,341
                                                         ========     ========   ========
     Contribution of equity securities to MetLife
       Foundation...................................     $     12     $     --   $     --
                                                         ========     ========   ========
     Contribution of other intangible assets from
       MetLife, Inc., net of deferred income tax....     $     --     $    162   $     --
                                                         ========     ========   ========
     Contribution of goodwill from MetLife, Inc. ...     $     --     $     29   $     --
                                                         ========     ========   ========




--------

See Note 9 for disclosure regarding the receipt of $901 million under an affiliated reinsurance agreement during the year ended December 31, 2007, which is included in the change in premiums and other receivables in net cash provided by operating activities.

See Note 2 for further discussion of the net assets of MetLife Insurance Company of Connecticut acquired by MetLife, Inc. and contributed to MetLife Investors USA Insurance Company.

          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE 20)

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut, a Connecticut corporation incorporated in 1863, and its subsidiaries, including MetLife Investors USA Insurance Company ("MLI-USA"). The Company is a subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

     On December 7, 2007, MetLife Life and Annuity Company of Connecticut ("MLAC"), a former subsidiary, was merged with and into MetLife Insurance Company of Connecticut, its parent. The merger had no impact on the Company's consolidated financial statements.

     On October 11, 2006, MetLife transferred MLI-USA to MetLife Insurance Company of Connecticut. See Note 3.

     On July 1, 2005 (the "Acquisition Date"), MetLife Insurance Company of Connecticut became a wholly-owned subsidiary of MetLife. MetLife Insurance Company of Connecticut, together with substantially all of Citigroup Inc.'s ("Citigroup") international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries ("Primerica") (collectively, "Travelers"), were acquired by MetLife from Citigroup (the "Acquisition") for $12.1 billion. See Note 2 for further information on the Acquisition.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of
(i) MLI-USA and effective July 1, 2005, MetLife Insurance Company of Connecticut and its subsidiaries (See Notes 2 and 3); (ii) partnerships and joint ventures in which the Company has control; and (iii) variable interest entities ("VIEs") for which the Company is deemed to be the primary beneficiary. Intercompany accounts and transactions have been eliminated.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint venture's or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint venture's or partnership's operations.

     During the second quarter of 2007, the nature of the Company's partnership interest in Greenwich Street Investments, LP ("Greenwich") changed such that Greenwich is no longer consolidated and is now accounted for under the equity method of accounting. During the second quarter of 2006, the Company's ownership interest in Tribeca Citigroup Investments, Ltd. ("Tribeca") declined to a position whereby Tribeca is no longer consolidated and is now accounted for under the equity method of accounting. As such, there was no minority interest liability at December 31, 2007. Minority interest related to Greenwich included in other liabilities was $43 million at December 31, 2006.

     Certain amounts in the prior year periods' consolidated financial statements have been reclassified to conform with the 2007 presentation.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

          (i) the fair value of investments in the absence of quoted market values;

          (ii)   investment impairments;

          (iii)  the recognition of income on certain investments;

          (iv) the application of the consolidation rules to certain investments;

          (v)    the fair value of and accounting for derivatives;

          (vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");

          (vii)  the measurement of goodwill and related impairment, if any;

          (viii) the liability for future policyholder benefits;

          (ix) accounting for income taxes and the valuation of deferred tax assets;

          (x)    accounting for reinsurance transactions; and

          (xi)   the liability for litigation and regulatory matters.

     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. The application of purchase accounting requires the use of estimation techniques in determining the fair values of assets acquired and liabilities assumed -- the most significant of which relate to the aforementioned critical estimates. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage and consumer loans, policy loans, real estate, real estate joint ventures and other limited partnerships, short-term investments, and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded as part of net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are obtained from

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     broker-dealer survey values or internal estimates. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 4);
     (vii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          Securities Lending. Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% of the fair value of the securities loaned. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage and Consumer Loans. Mortgage and consumer loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are established for the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan's original effective interest rate, the value of the loan's

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or the loan's market value if the loan is being sold. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate. Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its fair value. The Company classifies the results of operations and the gain or loss on sale of a property that either has been disposed of or classified as held-for-sale as discontinued operations, if the ongoing operations of the property will be eliminated from the ongoing operations of the Company and if the Company will not have any significant continuing involvement in the operations of the property after the sale. Real estate held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. The Company periodically reviews its properties held-for-investment for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their fair value, with the impairment loss included in net investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint ventures or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures or the partnership's operations. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and other limited partnerships for impairments. For its cost method investments, the Company follows an impairment analysis which is similar to the process followed for its fixed maturity and equity securities as described previously. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates fair value.

          Other Invested Assets. Other invested assets consist primarily of stand-alone derivatives with positive fair values.

          Estimates and Uncertainties. The Company's investments are exposed to three primary sources of risk: credit, interest rate and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the recognition of impairments, the recognition of income on certain investments, and the determination of fair values.

          The determination of the amount of allowances and impairments, as applicable, are described previously by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g. loan-backed securities including mortgage-backed and asset-backed securities, certain investment transactions, etc.) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and
     (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

          Additionally, when the Company enters into certain real estate joint ventures and other limited partnerships for which the Company may be deemed to be the primary beneficiary under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of ARB No. 51, it may be required to consolidate such investments. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party.

          The use of different methodologies and assumptions as to the determination of the fair value of investments, the timing and amount of impairments, the recognition of income, or consolidation of investments may have a material effect on the amounts presented within the consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards, futures and option contracts, to manage the risk associated with variability in cash flows or changes in fair values related to the Company's financial instruments. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. To a lesser extent, the Company uses credit derivatives, such as credit default swaps, to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within other invested assets or as liabilities within other liabilities at fair value as determined by quoted market prices or through the use of pricing models. The determination of fair value, when quoted market values are not available, is based on valuation methodologies and assumptions deemed appropriate under the circumstances. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, market volatility, and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models. Such assumptions include estimates of volatility, interest rates, foreign currency exchange rates, other financial indices and credit ratings. Essential to the analysis of the fair value is risk of counterparty default. The use of different assumptions may have a material effect on the estimated derivative fair value amounts, as well as the amount of reported net income.

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the fair value of the derivative are generally reported in net investment gains (losses). The fluctuations in fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Under a fair value hedge, changes in the fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     Under a cash flow hedge, changes in the fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholders' equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     In a hedge of a net investment in a foreign operation, changes in the fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses).

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheet, with changes in its fair value recognized in the current period as net investment gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheet at fair value with the host contract and changes in their fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at fair value in the consolidated financial statements and that their related changes in fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment. The net book value of property, equipment and leasehold improvements was less than $1 million and $1 million at December 31, 2007 and 2006, respectively.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $72 million and $52 million at December 31, 2007 and 2006, respectively. Accumulated amortization of capitalized software was $11 million and $3 million at December 31, 2007 and 2006, respectively. Related amortization expense was $11 million, $3 million and $1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issue expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums or gross profits, depending on the type of contract as described below.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The Company amortizes DAC and VOBA related to non-participating traditional contracts (term insurance and non-participating whole life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency, and investment returns at policy issuance, or policy acquisition as it relates to VOBA, that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross profits. These include investment returns, interest crediting rates, mortality, persistency, and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

     Prior to 2007, DAC related to any internally replaced contract was generally expensed at the date of replacement. As described more fully in "Adoption of New Accounting Pronouncements", effective January 1, 2007, the Company adopted Statement of Position ("SOP") 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). Under SOP 05-1, an internal replacement is defined as a modification in product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If the modification substantially changes the contract, the DAC is written off

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Sales Inducements

     The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC.

  Goodwill

     Goodwill is the excess of cost over the fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, goodwill within Corporate & Other is allocated to reporting units within the Company's business segments. If the carrying value of a reporting unit's goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income. The fair values of the reporting units are determined using a market multiple or a discounted cash flow model. The critical estimates necessary in determining fair value are projected earnings, comparative market multiples and the discount rate.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rates for future policy benefit liabilities on non-participating traditional life insurance range from 3% to 8%.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 4% to 11%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rates used in establishing such liabilities range from 4% to 7%.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rates used in establishing such liabilities range from 3% to 6%.

     Liabilities for unpaid claims and claim expenses for the Company's workers' compensation business are included in future policyholder benefits and are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs, reduced for anticipated subrogation. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts and secondary guarantees relating to certain life policies as follows:

     - Annuity guaranteed minimum death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the Standard & Poor's 500 Index ("S&P"). The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed minimum income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contractholder.

     Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company establishes policyholder account balances for guaranteed minimum benefit riders relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefit riders ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at fair value separately from the host variable annuity product.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     - Guaranteed minimum accumulation benefit riders ("GMAB") provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMAB is also an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - For both GMWB and GMAB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     The fair values of the GMWB and GMAB riders are calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. In measuring the fair value of GMWBs and GMABs, the Company attributes a portion of the fees collected from the policyholder equal to the present value of expected future guaranteed minimum withdrawal and accumulation benefits (at inception). The changes in fair value are reported in net investment gains (losses). Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees. These riders may be more costly than expected in volatile or declining markets, causing an increase in liabilities for future policy benefits, negatively affecting net income.

     The Company issues both GMWBs and GMABs directly and assumes risk relating to GMWBs and GMABs issued by an affiliate through a financing agreement. Some of the risks associated with GMWBs and GMABs directly written and assumed were transferred to a different affiliate through another financing agreement and are included in premiums and other receivables.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     Policyholder account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances are equal to:
(i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1% to 13%, less expenses, mortality charges, and withdrawals; and (iii) fair value purchase accounting adjustments relating to the Acquisition.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims, and unearned revenue liabilities.

     The liability for policy and contract claims generally relates to incurred but not reported death, disability, and long-term care ("LTC") claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments. Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums related to workers' compensation contracts are recognized as revenue on a pro rata basis over the applicable contract term.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

  Other Revenues

     Other revenues include advisory fees, broker-dealer commissions and fees, and administrative service fees. Such fees and commissions are recognized in the period in which services are performed.

  Income Taxes

     MetLife Insurance Company of Connecticut files a consolidated U.S. federal income tax return with its includable subsidiaries in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Non-includable subsidiaries file either separate individual corporate tax returns or separate consolidated tax returns. Prior to the transfer of MLI-USA to MetLife Insurance Company of Connecticut, MLI-USA joined MetLife's includable subsidiaries in filing a federal income tax return. MLI-USA joined MetLife Insurance Company of Connecticut's includable subsidiaries as of October 11, 2006.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     In connection with the Acquisition, for U.S. federal income tax purposes, an election in 2005 under Internal Revenue Code Section 338 was made by the Company's parent, MetLife. As a result of this election, the tax basis in the acquired assets and liabilities was adjusted as of the Acquisition Date and the related deferred tax asset established for the taxable difference from the book basis.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

     (i) future taxable income exclusive of reversing temporary differences and carryforwards;

     (ii)  future reversals of existing taxable temporary differences;

     (iii) taxable income in prior carryback years; and

     (iv)  tax planning strategies.

     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities (See also
Note 11) or when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     As described more fully in "Adoption of New Accounting Pronouncements", the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109 ("FIN 48") effective January 1, 2007. Under FIN 48, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance for its life insurance products.

     For each of its reinsurance contracts, the Company determines if the contract provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the contract. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     The assumptions used to account for long-duration reinsurance contracts are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Amounts currently recoverable under reinsurance contracts are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance contracts with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance contract.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance contracts and are net of reinsurance ceded.

     If the Company determines that a reinsurance contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

     Amounts received from reinsurers for policy administration are reported in other revenues.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Separate accounts not meeting the above criteria are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses.

  Employee Benefit Plans

     Eligible employees, sales representatives and retirees of the Company are provided pension, postretirement and postemployment benefits under plans sponsored and administered by Metropolitan Life Insurance Company ("MLIC"), an affiliate of the Company. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from MLIC.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  Foreign Currency

     Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The functional currencies of foreign operations are the currencies in which these operations principally do business, typically local currencies, unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported as net investment gains (losses) in the period in which they occur.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Litigation Contingencies

     The Company is a party to legal actions and is involved in regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. It is possible that an adverse outcome in certain matters, or the use of different assumptions in the determination of amounts recorded, could have a material adverse effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Income Taxes

     Effective January 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements. See also Note 11.

  Insurance Contracts

     Effective January 1, 2007, the Company adopted SOP 05-1 which provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in Statement of Financial Accounting Standards ("SFAS") No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. In addition, in February 2007, the American Institute of Certified Public Accountants ("AICPA") issued related Technical Practice Aids ("TPAs") to provide further clarification of SOP 05-1. The TPAs became effective concurrently with the adoption of SOP 05-1.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     As a result of the adoption of SOP 05-1 and the related TPAs, if an internal replacement modification substantially changes a contract, then the DAC is written off immediately through income and any new deferrable costs associated with the new replacement are deferred. If a contract modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are immediately expensed.

     The adoption of SOP 05-1 and the related TPAs resulted in a reduction to DAC and VOBA on January 1, 2007 and an acceleration of the amortization period relating primarily to the Company's group life and non-medical health insurance contracts that contain certain rate reset provisions. Prior to the adoption of SOP 05-1, DAC on such contracts was amortized over the expected renewable life of the contract. Upon adoption of SOP 05-1, DAC on such contracts is to be amortized over the rate reset period. The impact as of January 1, 2007 was a cumulative effect adjustment of $86 million, net of income tax of $46 million, which was recorded as a reduction to retained earnings.

  Derivative Financial Instruments

     The Company has adopted guidance relating to derivative financial instruments as follows:

     - Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging ("SFAS 133") and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

       (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

       (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

       (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

       (iv) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity ("QSPE") from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.

     The adoption of SFAS 155 did not have a material impact on the Company's consolidated financial statements.

     - Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 did not have a material impact on the Company's consolidated financial statements.

     - Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


       through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives:
       Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 did not have a material impact on the Company's consolidated financial statements.

  Other

     Effective January 1, 2007, the Company adopted SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. The adoption of SFAS 156 did not have an impact on the Company's consolidated financial statements.

     Effective November 15, 2006, the Company adopted U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights ("EITF 04-5"). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. For all other limited partnerships, EITF 04-5 required adoption by January 1, 2006 through a cumulative effect of a change in accounting principle recorded in opening equity or applied retrospectively by adjusting prior period financial statements. The adoption of the provisions of EITF 04-5 did not have a material impact on the Company's consolidated financial statements.

     Effective November 9, 2005, the Company prospectively adopted the guidance in FASB Staff Position ("FSP") No. FAS 140-2, Clarification of the Application of Paragraphs 40(b) and 40(c) of FAS 140 ("FSP 140-2").

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


FSP 140-2 clarified certain criteria relating to derivatives and beneficial interests when considering whether an entity qualifies as a QSPE. Under FSP 140-2, the criteria must only be met at the date the QSPE issues beneficial interests or when a derivative financial instrument needs to be replaced upon the occurrence of a specified event outside the control of the transferor. The adoption of FSP 140-2 did not have a material impact on the Company's consolidated financial statements.

     Effective July 1, 2005, the Company adopted SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 amended prior guidance to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 were required to be applied prospectively for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the FASB completed its review of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but has issued FSP Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments ("FSP 115-1"), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. As required by FSP 115-1, the Company adopted this guidance on a prospective basis, which had no material impact on the Company's consolidated financial statements, and has provided the required disclosures.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Fair Value

     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Effective January 1, 2008, the Company adopted SFAS 157 and applied the provisions of the statement prospectively to assets and liabilities measured and disclosed at fair value. In addition to new disclosure requirements, the adoption of SFAS 157 changes the valuation of certain freestanding derivatives by moving from a mid to bid pricing convention as well as changing the valuation of embedded derivatives associated with annuity contracts. The change in valuation of embedded derivatives associated with annuity contracts results from the incorporation of risk margins and the Company's own credit standing in their valuation. As a result of the adoption of SFAS 157 on January 1, 2008, the Company expects such changes to result in a gain in the range of $30 million to $50 million, net of income tax, in the Company's consolidated statement of income.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to report related unrealized gains and losses in earnings. The fair value option is generally applied on an instrument-by-instrument basis and is generally an irrevocable election. Effective January 1, 2008, the Company did not elect the fair value option for any instruments. Accordingly, there was no impact on the Company's retained earnings or equity as of January 1, 2008.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     In June 2007, the AICPA issued SOP 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies ("SOP 07-1"). Upon adoption of SOP 07-1, the Company must also adopt the provisions of FASB Staff Position FSP No. FIN 46(r)-7, Application of FASB Interpretation No. 46 to Investment Companies ("FSP FIN 46(r)-7"), which permanently exempts investment companies from applying the provisions of FIN No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of Accounting Research Bulletin No. 51, and its December 2003 revision ("FIN 46(r)") to investments carried at fair value. SOP 07-1 provides guidance for determining whether an entity falls within the scope of the AICPA Audit and Accounting Guide Investment Companies and whether investment company accounting should be retained by a parent company upon consolidation of an investment company subsidiary or by an equity method investor in an investment company. In certain circumstances, SOP 07-1 precludes retention of specialized accounting for investment companies (i.e., fair value accounting), when similar direct investments exist in the consolidated group and are measured on a basis inconsistent with that applied to investment companies. Additionally, SOP 07-1 precludes retention of specialized accounting for investment companies if the reporting entity does not distinguish through documented policies the nature and type of investments to be held in the investment companies from those made in the consolidated group where other accounting guidance is being applied. In February 2008, the FASB issued FSP No. SOP 7-1-1, Effective Date of AICPA Statement of Position 07-1, which delays indefinitely the effective date of SOP 07-1. The Company is closely monitoring further FASB developments.

     In May 2007, the FASB issued FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39 ("FSP 39-1"). FSP 39-1 amends FIN No. 39, Offsetting of Amounts Related to Certain Contracts ("FIN 39"), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with FIN 39. FSP 39-1 also amends FIN 39 for certain terminology modifications. FSP 39-1 applies to fiscal years beginning after November 15, 2007. FSP 39-1 will be applied retrospectively, unless it is impracticable to do so. Upon adoption of FSP 39-1, the Company is permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements. The adoption of FSP 39-1 will not have an impact on the Company's financial statements.

  Business Combinations

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations -- A Replacement of FASB Statement No. 141 ("SFAS 141(r)") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements -- An Amendment of ARB No. 51 ("SFAS 160") which are effective for fiscal years beginning after December 15, 2008. Under SFAS 141(r) and SFAS 160:

     - All business combinations (whether full, partial, or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Certain acquired contingent liabilities are recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies.

     - Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

     The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to business combinations. Presentation and disclosure requirements related to noncontrolling interests must be retrospectively applied. The Company is currently evaluating the impact of SFAS 141(r) on its accounting for future acquisitions and the impact of SFAS 160 on its consolidated financial statements.

  Other

     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities -- An Amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS 161 on its consolidated financial statements.

     In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("FSP 140-3"). FSP 140-3 provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions. FSP 140-3 is effective prospectively for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of FSP 140-3 on its consolidated financial statements.

     In January 2008, the FASB cleared SFAS 133 Implementation Issue E23, Clarification of the Application of the Shortcut Method ("Issue E23"). Issue E23 amends SFAS 133 by permitting interest rate swaps to have a non-zero fair value at inception, as long as the difference between the transaction price (zero) and the fair value (exit price), as defined by SFAS 157, is solely attributable to a bid-ask spread. In addition, entities would not be precluded from assuming no ineffectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace. Issue E23 is effective for hedging relationships designated on or after January 1, 2008. The Company does not expect the adoption of Issue E23 to have a material impact on its consolidated financial statements.

     In December 2007, the FASB ratified as final the consensus on EITF Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause ("EITF 07-6"). EITF 07-6 addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. The consensus concludes that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under current guidance. EITF 07-6 applies prospectively to new arrangements entered into and assessments on existing transactions performed in fiscal years beginning after December 15, 2008. The Company does not expect the adoption of EITF 07-6 to have a material impact on its consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

2. ACQUISITION OF METLIFE INSURANCE COMPANY OF CONNECTICUT BY METLIFE, INC. FROM CITIGROUP INC.

     On the Acquisition Date, MetLife Insurance Company of Connecticut became a subsidiary of MetLife. MetLife Insurance Company of Connecticut, together with substantially all of Citigroup's international insurance businesses, excluding Primerica, were acquired by MetLife from Citigroup for $12.1 billion. Prior to the Acquisition, MetLife Insurance Company of Connecticut was a subsidiary of Citigroup Insurance Holding Company ("CIHC"). Primerica was distributed via dividend from MetLife Insurance Company of Connecticut to CIHC on June 30, 2005 in contemplation of the Acquisition.

     The total consideration paid by MetLife for the purchase consisted of $11.0 billion in cash and 22,436,617 shares of MetLife's common stock with a market value of $1.0 billion to Citigroup and $100 million in other transaction costs.

     In accordance with FASB SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, the Acquisition was accounted for by MetLife using the purchase method of accounting, which requires that the assets and liabilities of MetLife Insurance Company of Connecticut be identified and measured at their fair value as of the acquisition date. As of July 1, 2005 the net fair value of assets acquired and liabilities assumed totaled $5.9 billion, resulting in goodwill of $885 million. Further information on goodwill is described in Note 7. See Note 6 for the VOBA acquired as part of the acquisition and Note 8 for the value of distribution agreements ("VODA") and the value of customer relationships acquired ("VOCRA").

3.  CONTRIBUTION OF METLIFE INSURANCE COMPANY OF CONNECTICUT FROM METLIFE, INC.

     On October 11, 2006, MetLife Insurance Company of Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, entered into a transfer agreement ("Transfer Agreement"), pursuant to which MetLife Insurance Company of Connecticut agreed to acquire all of the outstanding stock of MLI-USA from MLIG in exchange for shares of MetLife Insurance Company of Connecticut's common stock. To effectuate the exchange of shares, MetLife returned 10,000,000 shares just prior to the closing of the transaction and retained 30,000,000 shares representing 100% of the then issued and outstanding shares of MetLife Insurance Company of Connecticut. MetLife Insurance Company of Connecticut issued 4,595,317 new shares to MLIG in exchange for all of the outstanding common stock of MLI-USA. After the closing of the transaction, 34,595,317 shares of MetLife Insurance Company of Connecticut's common stock are outstanding, of which MLIG holds 4,595,317 shares, with the remaining shares held by MetLife.

     In connection with the Transfer Agreement on October 11, 2006, MLIG transferred to MetLife Insurance Company of Connecticut certain assets and liabilities, including goodwill, VOBA and deferred income tax liabilities, which remain outstanding from MetLife's acquisition of MLIG on October 30, 1997. The assets and liabilities have been included in the financial data of the Company for all periods presented.

     The transfer of MLI-USA to MetLife Insurance Company of Connecticut was a transaction between entities under common control. Since MLI-USA was the original entity under common control, for financial statement reporting purposes, MLI-USA is considered the accounting acquirer of MetLife Insurance Company of Connecticut. Accordingly, all financial data included in these financial statement periods prior to July 1, 2005 is that of MLI-USA. For periods subsequent to July 1, 2005, MetLife Insurance Company of Connecticut has been combined with MLI-USA in a manner similar to a pooling of interests.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The equity of MetLife Insurance Company of Connecticut has been adjusted to reflect the return of the MetLife Insurance Company of Connecticut common stock by MetLife in connection with the transfer of MLI-USA to MetLife Insurance Company of Connecticut as follows:

                                                                      ACCUMULATED
                                                                         OTHER
                                                                     COMPREHENSIVE
                                                                        INCOME
                                                                   ----------------
                                           ADDITIONAL               NET UNREALIZED
                                  COMMON     PAID-IN    RETAINED   INVESTMENT GAINS
                                   STOCK     CAPITAL    EARNINGS       (LOSSES)        TOTAL
                                  ------   ----------   --------   ----------------   ------
MetLife Insurance Company of
  Connecticut's common stock
  purchased by MetLife in the
  Acquisition on July 1, 2005...   $100      $6,684        $--            $--         $6,784
Return of MetLife Insurance
  Company of Connecticut's
  common stock from MetLife.....    (25)(1)      25         --             --             --
                                   ----      ------        ---            ---         ------
MetLife Insurance Company of
  Connecticut's common stock
  purchased by MetLife on July
  1, 2005, as adjusted..........   $ 75      $6,709        $--            $--         $6,784
                                   ====      ======        ===            ===         ======



--------

   (1) Represents the return of 10,000,000 shares of MetLife Insurance Company of Connecticut's common stock, at $2.50 par value, by MetLife to MetLife Insurance Company of Connecticut in anticipation of the transfer of MLI-USA to MetLife Insurance Company of Connecticut, for a total adjustment of $25 million.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

4.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, and estimated fair value of the Company's fixed maturity and equity securities, the percentage that each sector represents by the total fixed maturity securities holdings and by the total equity securities holdings at:

                                                         DECEMBER 31, 2007
                                          ----------------------------------------------
                                                          GROSS
                                           COST OR      UNREALIZED
                                          AMORTIZED   -------------    ESTIMATED    % OF
                                             COST     GAIN    LOSS    FAIR VALUE   TOTAL
                                          ---------   ----   ------   ----------   -----
                                                           (IN MILLIONS)
  U.S. corporate securities.............   $17,174    $119   $  618     $16,675     36.5%
  Residential mortgage-backed
    securities..........................    11,914      98       80      11,932     26.1
  Foreign corporate securities..........     6,536      83      184       6,435     14.1
  U.S.Treasury/agency securities........     3,976     126       11       4,091      9.0
  Commercial mortgage-backed
    securities..........................     3,182      28       67       3,143      6.9
  Asset-backed securities...............     2,236       4      108       2,132      4.7
  Foreign government securities.........       635      55        2         688      1.5
  State and political subdivision
  securities..........................       611       4       40         575      1.2
                                           -------    ----   ------     -------    -----
    Total fixed maturity securities.....   $46,264    $517   $1,110     $45,671    100.0%
                                           =======    ====   ======     =======    =====
  Non-redeemable preferred stock........   $   777    $ 21   $   63     $   735     77.2%
  Common stock..........................       215       9        7         217     22.8
                                           -------    ----   ------     -------    -----
    Total equity securities.............   $   992    $ 30   $   70     $   952    100.0%
                                           =======    ====   ======     =======    =====




                                                         DECEMBER 31, 2006
                                           --------------------------------------------
                                                          GROSS
                                            COST OR     UNREALIZED
                                           AMORTIZED   -----------    ESTIMATED    % OF
                                              COST     GAIN   LOSS   FAIR VALUE   TOTAL
                                           ---------   ----   ----   ----------   -----
                                                           (IN MILLIONS)
  U.S. corporate securities..............   $17,331    $101   $424     $17,008     35.5%
  Residential mortgage-backed
    securities...........................    11,951      40     78      11,913     24.9
  Foreign corporate securities...........     5,563      64    128       5,499     11.5
  U.S.Treasury/agency securities.........     5,455       7    126       5,336     11.2
  Commercial mortgage-backed securities..     3,353      19     47       3,325      6.9
  Asset-backed securities................     3,158      14     10       3,162      6.6
  Foreign government securities..........       533      45      5         573      1.2
  State and political subdivision
    securities...........................     1,062       6     38       1,030      2.2
                                            -------    ----   ----     -------    -----
    Total fixed maturity securities......   $48,406    $296   $856     $47,846    100.0%
                                            =======    ====   ====     =======    =====
  Non-redeemable preferred stock.........   $   671    $ 22   $  9     $   684     86.0%
  Common stock...........................       106       6      1         111     14.0
                                            -------    ----   ----     -------    -----
    Total equity securities..............   $   777    $ 28   $ 10     $   795    100.0%
                                            =======    ====   ====     =======    =====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The Company held foreign currency derivatives with notional amounts of $911 million and $472 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2007 and 2006, respectively.

     The Company is not exposed to any significant concentrations of credit risk in its equity securities portfolio. The Company is exposed to concentrations of credit risk related to U.S. Treasury securities and obligations of U.S. government corporations and agencies. Additionally, at December 31, 2007 and 2006, the Company had exposure to fixed maturity securities backed by sub-prime mortgages with estimated fair values of $570 million and $819 million, respectively, and unrealized losses of $45 million and $2 million, respectively. These securities are classified within asset-backed securities in the immediately preceding tables. At December 31, 2007, 14% have been guaranteed by financial guarantors, of which 57% was guaranteed by financial guarantors who remained Aaa rated through February 2008. Overall, at December 31, 2007, $1.2 billion of the estimated fair value of the Company's fixed maturity securities were credit enhanced by financial guarantors of which $537 million, $499 million and $195 million at December 31, 2007, are included within corporate securities, state and political subdivisions and asset-backed securities, respectively, and 84% were guaranteed by financial guarantors who remained Aaa rated through February 2008.

     The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $3.8 billion and $3.2 billion at December 31, 2007 and 2006, respectively. These securities had net unrealized gains (losses) of $(94) million and $51 million at December 31, 2007 and 2006, respectively. Non-income producing fixed maturity securities were $1 million and $6 million at December 31, 2007 and 2006, respectively. Net unrealized gains associated with non-income producing fixed maturity securities were less than $1 million and $1 million at December 31, 2007 and 2006, respectively.

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are as follows:

                                                              DECEMBER 31,
                                            -----------------------------------------------
                                                     2007                     2006
                                            ----------------------   ----------------------
                                            AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                               COST     FAIR VALUE      COST     FAIR VALUE
                                            ---------   ----------   ---------   ----------
                                                             (IN MILLIONS)
  Due in one year or less.................   $ 1,172      $ 1,163     $ 1,620      $ 1,616
  Due after one year through five years...     8,070        8,035       9,843        9,733
  Due after five years through ten years..     7,950        7,858       7,331        7,226
  Due after ten years.....................    11,740       11,408      11,150       10,871
                                             -------      -------     -------      -------
    Subtotal..............................    28,932       28,464      29,944       29,446
  Mortgage-backed and asset-backed
    securities............................    17,332       17,207      18,462       18,400
                                             -------      -------     -------      -------
    Total fixed maturity securities.......   $46,264      $45,671     $48,406      $47,846
                                             =======      =======     =======      =======



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Sales or disposals of fixed maturity and equity securities classified as available-for-sale are as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                 ---------------------------
                                                   2007      2006      2005
                                                 -------   -------   -------
                                                        (IN MILLIONS)
  Proceeds.......................................  $14,826   $23,901   $22,241
  Gross investment gains.........................  $   146   $    73   $    48
  Gross investment losses........................  $  (373)  $  (519)  $  (347)


  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                               DECEMBER 31, 2007
                          ------------------------------------------------------------------------------------------
                                                          EQUAL TO OR GREATER THAN 12
                               LESS THAN 12 MONTHS                  MONTHS                          TOTAL
                          ----------------------------   ----------------------------   ----------------------------
                           ESTIMATED        GROSS         ESTIMATED        GROSS         ESTIMATED        GROSS
                          FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS
                          ----------   ---------------   ----------   ---------------   ----------   ---------------
                                                  (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate
  securities............    $ 6,643          $316          $ 5,010          $302          $11,653         $  618
Residential mortgage-
  backed securities.....      2,374            52            1,160            28            3,534             80
Foreign corporate
  securities............      2,350            86            2,234            98            4,584            184
U.S. Treasury/agency
  securities............        307             2              343             9              650             11
Commercial mortgage-
  backed securities.....        417            26            1,114            41            1,531             67
Asset-backed
  securities............      1,401            91              332            17            1,733            108
Foreign government
  securities............         63             1               62             1              125              2
State and political
  subdivision
  securities............         84             9              387            31              471             40
                            -------          ----          -------          ----          -------         ------
  Total fixed maturity
     securities.........    $13,639          $583          $10,642          $527          $24,281         $1,110
                            =======          ====          =======          ====          =======         ======
Equity securities.......    $   386          $ 42          $   190          $ 28          $   576         $   70
                            =======          ====          =======          ====          =======         ======
Total number of
  securities in an
  unrealized loss
  position..............      2,011                          1,487
                            =======                        =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                               DECEMBER 31, 2006
                          ------------------------------------------------------------------------------------------
                                                          EQUAL TO OR GREATER THAN 12
                               LESS THAN 12 MONTHS                  MONTHS                          TOTAL
                          ----------------------------   ----------------------------   ----------------------------
                           ESTIMATED        GROSS         ESTIMATED        GROSS         ESTIMATED        GROSS
                          FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS
                          ----------   ---------------   ----------   ---------------   ----------   ---------------
                                                  (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate
  securities............    $ 4,895          $104          $ 7,543          $320          $12,438          $424
Residential mortgage-
  backed securities.....      4,113            20            3,381            58            7,494            78
Foreign corporate
  securities............      1,381            29            2,547            99            3,928           128
U.S. Treasury/agency
  securities............      2,995            48            1,005            78            4,000           126
Commercial mortgage-
  backed securities.....        852             6            1,394            41            2,246            47
Asset-backed
  securities............        965             3              327             7            1,292            10
Foreign government
  securities............         51             1               92             4              143             5
State and political
  subdivision
  securities............         29             2              414            36              443            38
                            -------          ----          -------          ----          -------          ----
  Total fixed maturity
     securities.........    $15,281          $213          $16,703          $643          $31,984          $856
                            =======          ====          =======          ====          =======          ====
Equity securities.......    $   149          $  3          $   188          $  7          $   337          $ 10
                            =======          ====          =======          ====          =======          ====
Total number of
  securities in an
  unrealized loss
  position..............      1,955                          2,318
                            =======                        =======



  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                         DECEMBER 31, 2007
                      ---------------------------------------------------------------------------------------
                         COST OR AMORTIZED COST        GROSS UNREALIZED LOSS          NUMBER OF SECURITIES
                      ---------------------------   ---------------------------   ---------------------------
                      LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE
                      -------------   -----------   -------------   -----------   -------------   -----------
                                             (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six
  months............     $10,721          $484          $  368          $130          1,923            98
Six months or
  greater but less
  than nine months..       3,011            --             155            --            337            --
Nine months or
  greater but less
  than twelve
  months............       1,560            --              86            --            174            --
Twelve months or
  greater...........      10,261            --             441            --          1,375            --
                         -------          ----          ------          ----
  Total.............     $25,553          $484          $1,050          $130
                         =======          ====          ======          ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                            DECEMBER 31, 2006
                         ---------------------------------------------------------------------------------------
                            COST OR AMORTIZED COST        GROSS UNREALIZED LOSS          NUMBER OF SECURITIES
                         ---------------------------   ---------------------------   ---------------------------
                         LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE
                         -------------   -----------   -------------   -----------   -------------   -----------
                                                (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months...     $12,922          $ 9            $150           $ 4           1,537            15
Six months or greater
  but less than nine
  months...............         568           --               6            --              78             1
Nine months or greater
  but less than twelve
  months...............       2,134           14              52             4             323             1
Twelve months or
  greater..............      17,540           --             650            --           2,318            --
                            -------          ---            ----           ---
  Total................     $33,164          $23            $858           $ 8
                            =======          ===            ====           ===



     At December 31, 2007 and 2006, $1,050 million and $858 million, respectively, of unrealized losses related to securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 4% and 3%, respectively, of the cost or amortized cost of such securities.

     At December 31, 2007, $130 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 27% of the cost or amortized cost of such securities. All of such unrealized losses of $130 million were related to securities that were in an unrealized loss position for a period of less than six months. At December 31, 2006, $8 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 35% of the cost or amortized cost of such securities. Of such unrealized losses of $8 million, $4 million related to securities that were in an unrealized loss position for a period of less than six months.

     The Company held two fixed maturity and equity securities, each with a gross unrealized loss at December 31, 2007 of greater than $10 million. These securities represented 2%, or $21 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities. The Company held two fixed maturity and equity securities, each with a gross unrealized loss at December 31, 2006 of greater than $10 million. These securities represented 3%, or $25 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities.

     At December 31, 2007 and 2006, the Company had $1.2 billion and $866 million, respectively, of gross unrealized losses related to its fixed maturity and equity securities. These securities are concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                                     DECEMBER
                                                                       31,
                                                                   -----------
                                                                   2007   2006
                                                                   ----   ----
    SECTOR:
      U.S. corporate securities..................................    52%    49%
      Foreign corporate securities...............................    16     15
      Asset-backed securities....................................     9      1
      Residential mortgage-backed securities.....................     7      9
      Commercial mortgage-backed securities......................     6      5
      U.S. Treasury/agency securities............................     1     15
      Other......................................................     9      6
                                                                    ---    ---
         Total...................................................   100%   100%
                                                                    ===    ===

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
INDUSTRY:
  Finance....................................................    36%    18%
  Industrial.................................................    23     26
  Mortgage-backed............................................    13     14
  Utility....................................................     8     10
  Government.................................................     1     15
  Other......................................................    19     17
                                                                ---    ---
     Total...................................................   100%   100%
                                                                ===    ===



     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     Based upon the Company's current evaluation of the securities in accordance with its impairment policy, the cause of the decline being principally attributable to the general rise in interest rates during the holding period, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that the aforementioned securities are not other-than-temporarily impaired.

  SECURITIES LENDING

     The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturity and equity securities, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $9.9 billion and $8.8 billion and an estimated fair value of $9.8 billion and $8.6 billion were on loan under the program at December 31, 2007 and 2006, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $10.1 billion and $8.9 billion at December 31, 2007 and 2006, respectively. Security collateral of $40 million and $83 million on deposit from customers in connection with the securities lending transactions at December 31, 2007 and 2006, respectively, may not be sold or repledged and is not reflected in the consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  ASSETS ON DEPOSIT AND ASSETS PLEDGED AS COLLATERAL

     The Company had investment assets on deposit with regulatory agencies with a fair market value of $22 million and $20 million at December 31, 2007 and 2006, respectively, consisting primarily of fixed maturity and equity securities.

     Certain of the Company's fixed maturity securities are pledged as collateral for various derivative transactions as described in Note 5. Additionally, the Company has pledged certain of its fixed maturity securities in support of its funding agreements as described in Note 8.

  MORTGAGE AND CONSUMER LOANS

     Mortgage and consumer loans are categorized as follows:

                                                              DECEMBER 31,
                                                  -----------------------------------
                                                        2007               2006
                                                  ----------------   ----------------
                                                  AMOUNT   PERCENT   AMOUNT   PERCENT
                                                  ------   -------   ------   -------
                                                             (IN MILLIONS)
  Commercial mortgage loans.....................  $3,125      71%    $2,095      58%
  Agricultural mortgage loans...................   1,265      29      1,460      41
  Consumer loans................................      22      --         46       1
                                                  ------     ---     ------     ---
    Total.......................................   4,412     100%     3,601     100%
                                                             ===                ===
  Less: Valuation allowances....................       8                  6
                                                  ------             ------
    Total mortgage and consumer loans...........  $4,404             $3,595
                                                  ======             ======



     Mortgage loans are collateralized by properties primarily located in the United States. At December 31, 2007, 26%, 7% and 7% of the value of the Company's mortgage and consumer loans were located in California, Florida and New York, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

     Information regarding loan valuation allowances for mortgage and consumer loans is as follows:

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                             2007   2006   2005
                                                             ----   ----   ----
                                                                (IN MILLIONS)
  Balance at January 1,....................................   $ 6    $ 9    $ 1
  Additions................................................     7      3      8
  Deductions...............................................    (5)    (6)    --
                                                              ---    ---    ---
  Balance at December 31,..................................   $ 8    $ 6    $ 9
                                                              ===    ===    ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     A portion of the Company's mortgage and consumer loans was impaired and consisted of the following:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
Impaired loans with valuation allowances.....................   $65    $--
Impaired loans without valuation allowances..................     2      8
                                                                ---    ---
  Subtotal...................................................    67      8
Less: Valuation allowances on impaired loans.................     4     --
                                                                ---    ---
  Impaired loans.............................................   $63    $ 8
                                                                ===    ===



     The average investment on impaired loans was $21 million, $32 million and $12 million for the years ended December 31, 2007, 2006 and 2005, respectively. Interest income on impaired loans was $3 million, $1 million and $2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     The investment in restructured loans was less than $1 million at December 31, 2007. There was no investment in restructured loans at December 31, 2006. Interest income, recognized on restructured loans, was less than $1 million for both years ended December 31, 2007 and 2006, respectively. There was no interest income on restructured loans for the year ended December 31, 2005. Gross interest income that would have been recorded in accordance with the original terms of such loans amounted to less than $1 million for each of the years ended December 31, 2007 and 2006. There was no gross interest income that would have been recorded in accordance with the original terms of such loans for the year ended December 31, 2005.

     Mortgage and consumer loans with scheduled payments of 90 days or more past due on which interest is still accruing, had an amortized cost of less than $1 million and $6 million at December 31, 2007 and 2006, respectively. There were no mortgage and consumer loans on which interest no longer accrued at both December 31, 2007 and 2006. There were no mortgage and consumer loans in foreclosure at both December 31, 2007 and 2006.

  REAL ESTATE HOLDINGS

     Real estate holdings consisted of the following:

                                                              DECEMBER
                                                                31,
                                                            -----------
                                                            2007   2006
                                                            ----   ----
                                                                (IN
                                                             MILLIONS)
Real estate...............................................  $ 86   $ 30
Accumulated depreciation..................................   (11)    (1)
                                                            ----   ----
Net real estate...........................................    75     29
Real estate joint ventures................................   466    144
                                                            ----   ----
  Real estate and real estate joint ventures..............   541    173
Real estate held-for-sale.................................    --      7
                                                            ----   ----
  Total real estate holdings..............................  $541   $180
                                                            ====   ====



     Related depreciation expense on real estate was $8 million for the year ended December 31, 2007. Depreciation expense on real estate was less than $1 million for both years ended December 31, 2006 and 2005. There was no depreciation expense related to discontinued operations for the years ended December 31, 2007 and 2005. Depreciation expense related to discontinued operations was less than $1 million of the year ended December 31, 2006.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     There were no impairments recognized on real estate held-for-sale for the years ended December 31, 2007, 2006 and 2005. The carrying value of non-income producing real estate was $1 million at December 31, 2007. There was no non-income producing real estate at December 31, 2006. The Company did not own any real estate acquired in satisfaction of debt during the years ended December 31, 2007 and 2006.

     Real estate holdings were categorized as follows:

                                                              DECEMBER 31,
                                                  -----------------------------------
                                                        2007               2006
                                                  ----------------   ----------------
                                                  AMOUNT   PERCENT   AMOUNT   PERCENT
                                                  ------   -------   ------   -------
                                                             (IN MILLIONS)
  Development joint ventures....................   $287       53%     $ --       --%
  Real estate investment funds..................    111       21        93       52
  Office........................................     88       16        46       26
  Apartments....................................     35        6        --       --
  Agriculture...................................     19        4        28       15
  Land..........................................      1       --         1       --
  Retail........................................     --       --        12        7
                                                   ----      ---      ----      ---
    Total real estate holdings..................   $541      100%     $180      100%
                                                   ====      ===      ====      ===



     The Company's real estate holdings are primarily located in the United States. At December 31, 2007, 22%, 21%, 6% and 5% of the Company's real estate holdings were located in California, New York, Texas and Florida, respectively.

  OTHER LIMITED PARTNERSHIP INTERESTS

     The carrying value of other limited partnership interests (which primarily represent ownership interests in pooled investment funds that make private equity investments in companies in the United States and overseas) was $1.1 billion at both December 31, 2007 and 2006. Included within other limited partnership interests at December 31, 2007 and 2006 were $433 million and $354 million, respectively, of hedge funds. For the years ended December 31, 2007, 2006 and 2005, net investment income from other limited partnership interests included $16 million, $30 million and $4 million, respectively, related to hedge funds.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                         2007     2006     2005
                                                        ------   ------   ------
                                                              (IN MILLIONS)
  Fixed maturity securities...........................  $2,803   $2,719   $1,377
  Equity securities...................................      45       17        6
  Mortgage and consumer loans.........................     263      182      113
  Policy loans........................................      53       52       26
  Real estate and real estate joint ventures..........      81       29        2
  Other limited partnership interests.................     164      238       33
  Cash, cash equivalents and short-term investments...     104      137       71
  Other...............................................       7        8       --
                                                        ------   ------   ------
    Total investment income...........................   3,520    3,382    1,628
  Less: Investment expenses...........................     627      543      190
                                                        ------   ------   ------
    Net investment income.............................  $2,893   $2,839   $1,438
                                                        ======   ======   ======



     For the years ended December 31, 2007 and 2006, affiliated investment expense of $36 million and $32 million, respectively, related to investment expenses, is included in the table above. There were no affiliated investment expenses for the year ended December 31, 2005. See "-- Related Party Investment Transactions" for discussion of affiliated net investment income related to short-term investments included in the table above.

  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
                                                      -------------   -----   -----
                                                           2007        2006    2005
                                                      -------------   -----   -----
                                                              (IN MILLIONS)
  Fixed maturity securities.........................      $(272)      $(497)  $(300)
  Equity securities.................................         15          10       1
  Mortgage and consumer loans.......................         (2)          7      (9)
  Real estate and real estate joint ventures........          1          64       7
  Other limited partnership interests...............        (19)         (1)     (1)
  Sales of businesses...............................         --          --       2
  Derivatives.......................................        305         177      (2)
  Other.............................................       (170)       (281)    104
                                                          -----       -----   -----
    Net investment gains (losses)                         $(142)      $(521)  $(198)
                                                          =====       =====   =====



     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses), were $30 million and $41 million for the years ended December 31, 2007 and 2006, respectively. There were no losses from fixed maturity and equity securities deemed other-than-temporarily impaired for the year ended December 31, 2005.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), are as follows:

                                                          YEARS ENDED DECEMBER
                                                                  31,
                                                         ---------------------
                                                          2007    2006    2005
                                                         -----   -----   -----
                                                             (IN MILLIONS)
  Fixed maturity securities............................  $(606)  $(566)  $(639)
  Equity securities....................................    (38)     17      (4)
  Derivatives..........................................    (13)     (9)     (2)
  Other................................................      8       7     (19)
                                                         -----   -----   -----
    Subtotal...........................................   (649)   (551)   (664)
                                                         -----   -----   -----
  Amounts allocated from:
    Insurance liability loss recognition...............     --      --     (78)
    DAC and VOBA.......................................     93      66     102
                                                         -----   -----   -----
    Subtotal...........................................     93      66      24
                                                         -----   -----   -----
  Deferred income tax..................................    195     171     224
                                                         -----   -----   -----
    Subtotal...........................................    288     237     248
                                                         -----   -----   -----
  Net unrealized investment gains (losses).............  $(361)  $(314)  $(416)
                                                         =====   =====   =====



     The changes in net unrealized investment gains (losses) are as follows:

                                                          YEARS ENDED DECEMBER
                                                                  31,
                                                         ---------------------
                                                          2007    2006    2005
                                                         -----   -----   -----
                                                             (IN MILLIONS)
  Balance, January 1,..................................  $(314)  $(416)  $  30
  Unrealized investment gains (losses) during the
    year...............................................    (98)    113    (756)
  Unrealized investment gains (losses) relating to:
    Insurance liability gain (loss) recognition........     --      78     (78)
    DAC and VOBA.......................................     27     (36)    148
    Deferred income tax................................     24     (53)    240
                                                         -----   -----   -----
  Balance, December 31,................................  $(361)  $(314)  $(416)
                                                         =====   =====   =====
  Net change in unrealized investment gains (losses)...  $ (47)  $ 102   $(446)
                                                         =====   =====   =====



  TRADING SECURITIES

     MetLife Insurance Company of Connecticut was the majority owner of Tribeca on the Acquisition Date. Tribeca was a feeder fund investment structure whereby the feeder fund invests substantially all of its assets in the master fund, Tribeca Global Convertible Instruments Ltd. The primary investment objective of the master fund is to achieve enhanced risk-adjusted return by investing in domestic and foreign equities and equity-related securities

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


utilizing such strategies as convertible securities arbitrage. At December 31, 2005, the Company was the majority owner of the feeder fund and consolidated the fund within its consolidated financial statements. Net investment income related to the trading activities of Tribeca, which included interest and dividends earned on trading securities in addition to the net realized and unrealized gains (losses), was $12 million and $6 million for the six months ended June 30, 2006 and the year ended December 31, 2005, respectively.

     During the second quarter of 2006, the Company's ownership interests in Tribeca declined to a position whereby Tribeca is no longer consolidated and, as of June 30, 2006, was accounted for under the equity method of accounting. The equity method investment at December 31, 2006 of $82 million was included in other limited partnership interests. Net investment income related to the Company's equity method investment in Tribeca was $9 million for the six months ended December 31, 2006.

  VARIABLE INTEREST ENTITIES

     The following table presents the total assets of and maximum exposure to loss relating to VIEs for which the Company has concluded that it holds significant variable interests but it is not the primary beneficiary and which have not been consolidated:

                                                              DECEMBER 31, 2007
                                                           -----------------------
                                                                         MAXIMUM
                                                             TOTAL     EXPOSURE TO
                                                           ASSETS(1)     LOSS(2)
                                                           ---------   -----------
                                                                (IN MILLIONS)
  Asset-backed securitizations...........................   $ 1,140       $   77
  Real estate joint ventures(3)..........................       942           44
  Other limited partnership interests(4).................     3,876          418
  Trust preferred securities(5)..........................    22,775          546
  Other investments(6)...................................     1,600           79
                                                            -------       ------
    Total................................................   $30,333       $1,164
                                                            =======       ======



--------

(1) The assets of the asset-backed securitizations are reflected at fair value. The assets of the real estate joint ventures, other limited partnership interests, trust preferred securities and other investments are reflected at the carrying amounts at which such assets would have been reflected on the Company's consolidated balance sheet had the Company consolidated the VIE from the date of its initial investment in the entity.

(2) The maximum exposure to loss relating to the asset-backed securitizations is equal to the carrying amounts of participation. The maximum exposure to loss relating to real estate joint ventures, other limited partnership interests, trust preferred securities and other investments is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by other partners. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(3) Real estate joint ventures include partnerships and other ventures which engage in the acquisition, development, management and disposal of real estate investments.

(4) Other limited partnership interests include partnerships established for the purpose of investing in public and private debt and equity securities.

(5) Trust preferred securities are complex, uniquely structured investments which contain features of both equity and debt, may have an extended or no stated maturity, and may be callable at the issuer's option after a defined period of time.

(6) Other investments include securities that are not trust preferred securities or asset-backed securitizations.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  RELATED PARTY INVESTMENT TRANSACTIONS

     As of December 31, 2007 and 2006, the Company held $582 million and $581 million, respectively, of its total invested assets in the MetLife Money Market Pool and the MetLife Intermediate Income Pool which are affiliated partnerships. These amounts are included in short-term investments. Net investment income from these invested assets was $25 million, $29 million and $10 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, are as follows:

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                         ----------------------
                                                         2007     2006     2005
                                                         ----     ----     ----
                                                              (IN MILLIONS)
  Estimated fair market value of assets transferred to
    affiliates.........................................  $628     $164     $ 79
  Amortized cost of assets transferred to affiliates...  $629     $164     $ 78
  Net investment gains (losses) recognized on
    transfers..........................................  $ (1)    $ --     $  1
  Estimated fair market value of assets transferred
    from affiliates....................................  $836     $ 89     $830


5.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amount and current market or fair value of derivative financial instruments held at:

                                            DECEMBER 31, 2007                 DECEMBER 31, 2006
                                     -------------------------------   -------------------------------
                                                   CURRENT MARKET                    CURRENT MARKET
                                                    OR FAIR VALUE                     OR FAIR VALUE
                                     NOTIONAL   --------------------   NOTIONAL   --------------------
                                      AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                     --------   ------   -----------   --------   ------   -----------
                                                               (IN MILLIONS)
Interest rate swaps................   $12,437   $  336       $144       $ 8,841   $  431       $ 70
Interest rate floors...............    12,071      159         --         9,021       71         --
Interest rate caps.................    10,715        7         --         6,715        6         --
Financial futures..................       721        2          5           602        6          1
Foreign currency swaps.............     3,716      788         97         2,723      580         66
Foreign currency forwards..........       167        2         --           124        1         --
Options............................        --       85          1            --       80          7
Financial forwards.................     1,108       20         --           900       --         15
Credit default swaps...............     1,013        5          3         1,231        1          5
                                      -------   ------       ----       -------   ------       ----
  Total............................   $41,948   $1,404       $250       $30,157   $1,176       $164
                                      =======   ======       ====       =======   ======       ====



     The above table does not include notional amounts for equity futures, equity variance swaps and equity options. At December 31, 2007 and 2006, the Company owned 403 and 290 equity futures, respectively. Fair values of equity futures are included in financial futures in the preceding table. At December 31, 2007 and 2006, the Company owned 122,153 and 85,500 equity variance swaps, respectively. Fair values of equity variance swaps are included in financial forwards in the preceding table. At December 31, 2007 and 2006, the Company owned 821,100 and 1,022,900 equity options, respectively. Fair values of equity options are included in options in the preceding table.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The following table presents the notional amount of derivative financial instruments by maturity at December 31, 2007:

                                                             REMAINING LIFE
                         -------------------------------------------------------------------------------------
                                              AFTER ONE YEAR      AFTER FIVE YEARS
                         ONE YEAR OR LESS   THROUGH FIVE YEARS   THROUGH TEN YEARS   AFTER TEN YEARS    TOTAL
                         ----------------   ------------------   -----------------   ---------------   -------
                                                             (IN MILLIONS)
Interest rate swaps....       $ 4,723             $ 4,963             $ 1,352             $1,399       $12,437
Interest rate floors...            --               2,551               9,520                 --        12,071
Interest rate caps.....         8,702               2,013                  --                 --        10,715
Financial futures......           634                  --                  --                 87           721
Foreign currency
  swaps................            20               2,593                 836                267         3,716
Foreign currency
  forwards.............           165                  --                  --                  2           167
Financial forwards.....            --                  --                  --              1,108         1,108
Credit default swaps...           205                 519                 289                 --         1,013
                              -------             -------             -------             ------       -------
  Total................       $14,449             $12,639             $11,997             $2,863       $41,948
                              =======             =======             =======             ======       =======



     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. In a basis swap, both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Basis swaps are included in interest rate swaps in the preceding table.

     Interest rate caps and floors are used by the Company primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities (duration mismatches), as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively.

     In exchange-traded interest rate (Treasury and swap) and equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate and equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

     Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company.

     Foreign currency derivatives, including foreign currency swaps, foreign currency forwards and currency option contracts, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     The Company enters into currency option contracts that give it the right, but not the obligation, to sell the foreign currency amount in exchange for a functional currency amount within a limited time at a contracted price. The contracts may also be net settled in cash, based on differentials in the foreign exchange rate and the strike price. Currency option contracts are included in options in the preceding table.

     Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. Equity index options are included in options in the preceding table.

     The Company enters into financial forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date.

     Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. Treasury or Agency security.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  HEDGING

     The following table presents the notional amount and fair value of derivatives by type of hedge designation at:

                                        DECEMBER 31, 2007                 DECEMBER 31, 2006
                                 -------------------------------   -------------------------------
                                                 FAIR VALUE                        FAIR VALUE
                                 NOTIONAL   --------------------   NOTIONAL   --------------------
                                  AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                 --------   ------   -----------   --------   ------   -----------
                                                           (IN MILLIONS)
  Fair value...................   $   651   $   20       $  3       $    69   $   --       $  1
  Cash flow....................       486       85          3           455       42         --
  Non-qualifying...............    40,811    1,299        244        29,633    1,134        163
                                  -------   ------       ----       -------   ------       ----
    Total......................   $41,948   $1,404       $250       $30,157   $1,176       $164
                                  =======   ======       ====       =======   ======       ====



     The following table presents the settlement payments recorded in income for the:

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                             ------------------
                                                             2007   2006   2005
                                                             ----   ----   ----
                                                                (IN MILLIONS)
  Qualifying hedges:
    Interest credited to policyholder account balances.....   $(6)   $(9)   $(1)
  Non-qualifying hedges:
    Net investment gains (losses)..........................    82     73     (8)
                                                              ---    ---    ---
       Total...............................................   $76    $64    $(9)
                                                              ===    ===    ===



  FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments and liabilities.

     The Company recognized net investment gains (losses) representing the ineffective portion of all fair value hedges as follows:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Changes in the fair value of derivatives................  $ 18    $(1)   $--
  Changes in the fair value of the items hedged...........   (20)     2     --
                                                            ----    ---    ---
  Net ineffectiveness of fair value hedging activities....  $ (2)   $ 1    $--
                                                            ====    ===    ===



     All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges, when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities to fixed rate liabilities; and (iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities.

     For the years ended December 31, 2007 and 2006, the Company did not recognize any net investment gains (losses) which represented the ineffective portion of all cash flow hedges. For the year ended December 31, 2005, the Company recognized insignificant net investment gains (losses), which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. For the years ended December 31, 2007, 2006 and 2005, there were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2007, 2006 and 2005.

     The following table presents the components of other comprehensive income
(loss), before income tax, related to cash flow hedges:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Other comprehensive income (loss) balance at January
    1,....................................................  $ (9)  $ (2)   $(4)
  Gains (losses) deferred in other comprehensive income
    (loss) on the effective portion of cash flow hedges...    39     41      1
  Amounts reclassified to net investment gains (losses)...   (43)   (48)     1
                                                            ----   ----    ---
  Other comprehensive income (loss) balance at December
    31,...................................................  $(13)  $ (9)   $(2)
                                                            ====   ====    ===



     At December 31, 2007, $65 million of the deferred net gain (loss) on derivatives accumulated in other comprehensive income (loss) is expected to be reclassified to earnings during the year ending December 31, 2008.

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps, purchased caps and floors, and interest rate futures to economically hedge its exposure to interest rate volatility; (ii) foreign currency forwards, swaps and option contracts to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to economically hedge exposure to adverse movements in credit; (iv) equity futures, equity index options and equity variance swaps to economically hedge liabilities embedded in certain variable annuity products; (v) credit default swaps to synthetically create investments; (vi) financial forwards to buy and sell securities; and
(vii) basis swaps to better match the cash flows of assets and related liabilities.

     The following table presents changes in fair value related to derivatives that do not qualify for hedge accounting:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                            2007   2006   2005
                                                            ----   ----   ----
                                                               (IN MILLIONS)
  Net investment gains (losses), excluding embedded
    derivatives...........................................  $112    $16   $(37)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts include guaranteed minimum withdrawal contracts, guaranteed minimum accumulation contracts and affiliated reinsurance contracts related to guaranteed minimum withdrawal contracts, guaranteed minimum accumulation contracts and certain guaranteed minimum income contracts.

     The following table presents the fair value of the Company's embedded derivatives at:

                                                                   DECEMBER
                                                                     31,
                                                                 -----------
                                                                 2007   2006
                                                                 ----   ----
                                                                     (IN
                                                                  MILLIONS)
  Embedded derivative assets...................................  $125    $17
  Embedded derivative liabilities..............................  $ --    $ 3


     The following table presents changes in fair value related to embedded derivatives:

                                                                    YEARS ENDED
                                                                   DECEMBER 31,
                                                                ------------------
                                                                2007   2006   2005
                                                                ----   ----   ----
                                                                   (IN MILLIONS)
Net investment gains (losses).................................  $116    $85    $41


  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's derivative transactions is represented by the fair value of contracts with a net positive fair value at the reporting date.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. As of December 31, 2007 and 2006, the Company was obligated to return cash collateral under its control of $370 million and $273 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. As of December 31, 2007 and 2006, the Company had also accepted collateral consisting of various securities with a fair market value of $526 million and $410 million, respectively, which are held in separate custodial accounts. The Company is permitted by contract to sell or repledge this collateral, but as of December 31, 2007 and 2006, none of the collateral had been sold or repledged.

     In addition, the Company has exchange traded futures, which require the pledging of collateral. As of both December 31, 2007 and 2006, the Company pledged collateral of $25 million, which is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

6.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                        DAC     VOBA     TOTAL
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Balance at January 1, 2005..........................  $  678   $   --   $  678
Contribution of MetLife Insurance Company of
  Connecticut from MetLife (Note 2).................      --    3,490    3,490
  Capitalizations...................................     886       --      886
                                                      ------   ------   ------
       Subtotal.....................................   1,564    3,490    5,054
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................      --      (26)     (26)
     Unrealized investment gains (losses)...........     (41)    (107)    (148)
     Other expenses.................................     109      205      314
                                                      ------   ------   ------
       Total amortization...........................      68       72      140
                                                      ------   ------   ------
Balance at December 31, 2005........................   1,496    3,418    4,914
  Capitalizations...................................     721       --      721
                                                      ------   ------   ------
       Subtotal.....................................   2,217    3,418    5,635
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................     (16)     (68)     (84)
     Unrealized investment gains (losses)...........     (10)      46       36
     Other expenses.................................     252      320      572
                                                      ------   ------   ------
       Total amortization...........................     226      298      524
                                                      ------   ------   ------
Balance at December 31, 2006........................   1,991    3,120    5,111
  Effect of SOP 05-1 adoption.......................      (7)    (125)    (132)
  Capitalizations...................................     682       --      682
                                                      ------   ------   ------
       Subtotal.....................................   2,666    2,995    5,661
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................      44      (16)      28
     Unrealized investment gains (losses)...........     (18)      (9)     (27)
     Other expenses.................................     388      324      712
                                                      ------   ------   ------
       Total amortization...........................     414      299      713
                                                      ------   ------   ------
Balance at December 31, 2007........................  $2,252   $2,696   $4,948
                                                      ======   ======   ======



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $342 million in 2008, $303 million in 2009, $269 million in 2010, $237 million in 2011, and $195 million in 2012.

     Amortization of VOBA and DAC is related to (i) investment gains and losses and the impact of such gains and losses on the amount of the amortization; (ii) unrealized investment gains and losses to provide information regarding the amount that would have been amortized if such gains and losses had been recognized; and (iii) other expenses to provide amounts related to the gross profits originating from transactions other than investment gains and losses.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

7.  GOODWILL

     Goodwill is the excess of cost over the fair value of net assets acquired. Information regarding goodwill is as follows:

                                                            DECEMBER 31,
                                                         ------------------
                                                         2007   2006   2005
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Balance at January 1,..................................  $953   $924   $ 68
Contribution from MetLife (Note 2).....................    --     29    856
                                                         ----   ----   ----
Balance at December 31,................................  $953   $953   $924
                                                         ====   ====   ====



8.  INSURANCE

  INSURANCE LIABILITIES

     Insurance liabilities are as follows:

                                                             DECEMBER 31,
                                    -------------------------------------------------------------
                                                                                       OTHER
                                      FUTURE POLICY       POLICYHOLDER ACCOUNT      POLICYHOLDER
                                         BENEFITS               BALANCES               FUNDS
                                    -----------------   -----------------------   ---------------
                                                        (AS RESTATED,
                                                         SEE NOTE 20)
                                    -------   -------   -------------   -------   ------   ------
                                      2007      2006         2007         2006     2007     2006
                                    -------   -------   -------------   -------   ------   ------
                                                            (IN MILLIONS)
Individual
  Traditional life................  $   921   $   871      $    --      $    --   $   50   $   37
  Universal variable life.........      575       527        4,995        4,522    1,496    1,314
  Annuities.......................      944     1,015       15,058       16,106       36        5
  Other...........................       --        --           47           32       --       --
Institutional
  Group life......................      220       234          763          765        5        6
  Retirement & savings............   12,040    12,325       12,780       13,731       --       --
  Non-medical health & other......      303       328           --           --        2        2
Corporate & Other (1).............    4,573     4,354          172          (57)     188      149
                                    -------   -------      -------      -------   ------   ------
     Total........................  $19,576   $19,654      $33,815      $35,099   $1,777   $1,513
                                    =======   =======      =======      =======   ======   ======



     (1) Corporate & Other includes intersegment eliminations.

     Affiliated insurance liabilities included in the table above include reinsurance assumed and ceded. Affiliated future policy benefits, included in the table above, were $29 million and $25 million at December 31, 2007 and 2006, respectively. Affiliated policyholder account balances, included in the table above, were $97 million and $(57) million at December 31, 2007 and 2006, respectively. Affiliated other policyholder funds, included in the table above, were $1.3 billion and $1.2 billion at December 31, 2007 and 2006, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  VALUE OF DISTRIBUTION AGREEMENTS AND CUSTOMER RELATIONSHIPS ACQUIRED

     Information regarding the VODA and VOCRA, which are reported in other assets, is as follows:

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                        ----------------------
                                                        2007     2006     2005
                                                        ----     ----     ----
                                                             (IN MILLIONS)
  Balance at January 1,...............................  $237     $ 72      $--
  Contribution from MetLife...........................    --       --       73
  Contribution of VODA from MetLife...................    --      167       --
  Amortization........................................    (5)      (2)      (1)
                                                        ----     ----      ---
  Balance at December 31,.............................  $232     $237      $72
                                                        ====     ====      ===



     The estimated future amortization expense allocated to other expenses for the next five years for VODA and VOCRA is $7 million in 2008, $9 million in 2009, $11 million in 2010, $13 million in 2011 and $15 million in 2012.

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA of $167 million, net of deferred income tax of $5 million, for which MLI-USA receives the benefit. The VODA originated through MetLife's acquisition of Travelers and is reported within other assets in the amount of $164 million and $166 million at December 31, 2007 and 2006, respectively.

     The value of the other identifiable intangibles as discussed above reflects the estimated fair value of the Citigroup/Travelers distribution agreements acquired at July 1, 2005 and will be amortized in relation to the expected economic benefits of the agreement. The weighted average amortization period of the other intangible assets is 16 years. If actual experience under the distribution agreements differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience.

     The use of discount rates was necessary to establish the fair value of the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital as well as the weighted average cost of capital required by market participants. A discount rate of 11.5% was used to value these intangible assets.

  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, is as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2007   2006   2005
                                                         ----   ----   ----
                                                            (IN MILLIONS)
  Balance at January 1,................................  $330   $218   $143
  Capitalization.......................................   124    129     83
  Amortization.........................................   (51)   (17)    (8)
                                                         ----   ----   ----
  Balance at December 31,..............................  $403   $330   $218
                                                         ====   ====   ====



  SEPARATE ACCOUNTS

     Separate account assets and liabilities consist of pass-through separate accounts totaling $53.9 billion and $50.1 billion at December 31, 2007 and 2006, respectively, for which the policyholder assumes all investment risk.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


fees and totaled $947 million, $800 million and $467 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     For the years ended December 31, 2007, 2006 and 2005, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  OBLIGATIONS UNDER GUARANTEED INTEREST CONTRACT PROGRAM

     The Company issues fixed and floating rate obligations under its guaranteed interest contract ("GIC") program which are denominated in either U.S. dollars or foreign currencies. During the year ended December 31, 2007, the Company issued $653 million in such obligations and repaid $616 million. During the year ended December 31, 2006, there were no new issuances of such obligations and there were repayments of $1.1 billion. There were no new issuances or repayments of such obligations for the year ended December 31, 2005. Accordingly, at December 31, 2007 and 2006, GICs outstanding, which are included in policyholder account balances, were $5.1 billion (as restated, see Note 20) and $4.6 billion, respectively. During the years ended December 31, 2007, 2006 and 2005, interest credited on the contracts, which are included in interest credited to policyholder account balances, was $230 million, $163 million and $80 million, respectively.

  OBLIGATIONS UNDER FUNDING AGREEMENTS

     MICC is a member of the Federal Home Loan Bank of Boston (the "FHLB of Boston") and holds $70 million of common stock of the FHLB of Boston at both December 31, 2007 and 2006, which is included in equity securities. MICC has also entered into funding agreements with the FHLB of Boston whereby MICC has issued such funding agreements in exchange for cash and for which the FHLB of Boston has been granted a blanket lien on certain MICC assets, including residential mortgage-backed securities, to collateralize MICC's obligations under the funding agreements. MICC maintains control over these pledged assets, and may use, commingle, encumber or dispose of any portion of the collateral as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by MICC, the FHLB of Boston's recovery on the collateral is limited to the amount of MICC's liability to the FHLB of Boston. The amount of MICC's liability for funding agreements with the FHLB of Boston was $726 million and $926 million at December 31, 2007 and 2006, respectively, which is included in policyholder account balances. The advances on these funding agreements are collateralized by residential mortgage-backed securities with fair values of $901 million and $1.1 billion at December 31, 2007 and 2006, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  LIABILITIES FOR UNPAID CLAIMS AND CLAIM EXPENSES

     Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policy benefits, is as follows:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                        --------------------
                                                         2007    2006   2005
                                                        -----   -----   ----
                                                            (IN MILLIONS)
  Balance at January 1,...............................  $ 551   $ 512   $ --
    Less: Reinsurance recoverables....................   (403)   (373)    --
                                                        -----   -----   ----
  Net balance at January 1,...........................    148     139     --
                                                        -----   -----   ----
  Contribution of MetLife Insurance Company of
    Connecticut by MetLife (Note 3)...................     --      --    137
  Incurred related to:
    Current year......................................     32      29     19
    Prior years.......................................     (5)      4     (3)
                                                        -----   -----   ----
                                                           27      33     16
                                                        -----   -----   ----
  Paid related to:
    Current year......................................     (2)     (2)    (1)
    Prior years.......................................    (24)    (22)   (13)
                                                        -----   -----   ----
                                                          (26)    (24)   (14)
                                                        -----   -----   ----
  Net balance at December 31,.........................    149     148    139
    Add: Reinsurance recoverables.....................    463     403    373
                                                        -----   -----   ----
  Balance at December 31,.............................  $ 612   $ 551   $512
                                                        =====   =====   ====



     Claims and claim adjustment expenses associated with prior periods decreased by $5 million for the year ended December 31, 2007, increased by $4 million for the year ended December 31, 2006, and decreased by $3 million for the year ended December 31, 2005. In all periods presented, the change was due to differences between actual benefit periods and expected benefit periods for LTC and disability contracts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return").

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:

                                                            DECEMBER 31,
                                  ---------------------------------------------------------------
                                               2007                             2006
                                  ------------------------------   ------------------------------
                                      IN THE             AT            IN THE             AT
                                  EVENT OF DEATH   ANNUITIZATION   EVENT OF DEATH   ANNUITIZATION
                                  --------------   -------------   --------------   -------------
                                                           (IN MILLIONS)
  ANNUITY CONTRACTS(1)
  RETURN OF NET DEPOSITS
  Separate account value........     $  11,337             N/A        $   8,213             N/A
  Net amount at risk(2).........     $      33(3)          N/A        $      --(3)          N/A
  Average attained age of
    contractholders.............      62 years             N/A         61 years             N/A
  ANNIVERSARY CONTRACT VALUE OR
    MINIMUM RETURN
  Separate account value........     $  41,515       $  16,143        $  44,036       $  13,179
  Net amount at risk(2).........     $   1,692(3)    $     245(4)     $   1,422(3)    $      30(4)
  Average attained age of
    contractholders.............      56 years        61 years         58 years        60 years



                                                              DECEMBER 31,
                                                        -----------------------
                                                           2007         2006
                                                        ----------   ----------
                                                         SECONDARY    SECONDARY
                                                        GUARANTEES   GUARANTEES
                                                        ----------   ----------
                                                             (IN MILLIONS)
  UNIVERSAL AND VARIABLE LIFE CONTRACTS(1)
  Account value (general and separate account)........   $   2,797    $   3,262
  Net amount at risk(2)...............................   $  38,621(3) $  48,630(3)
  Average attained age of policyholders...............    57 years     57 years


--------

(1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

(2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

(3) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

(4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:

                                                                      UNIVERSAL AND
                                                                      VARIABLE LIFE
                                              ANNUITY CONTRACTS         CONTRACTS
                                         --------------------------   -------------
                                         GUARANTEED     GUARANTEED
                                            DEATH     ANNUITIZATION     SECONDARY
                                          BENEFITS       BENEFITS       GUARANTEES    TOTAL
                                         ----------   -------------   -------------   -----
                                                            (IN MILLIONS)
  Balance at January 1, 2005...........      $--           $--             $--         $--
  Incurred guaranteed benefits.........        3            --               9          12
  Paid guaranteed benefits.............       --            --              --          --
                                             ---           ---             ---         ---
  Balance at December 31, 2005.........        3            --               9          12
  Incurred guaranteed benefits.........       --            --              22          22
  Paid guaranteed benefits.............       (3)           --              --          (3)
                                             ---           ---             ---         ---
  Balance at December 31, 2006.........       --            --              31          31
  Incurred guaranteed benefits.........        6            28              34          68
  Paid guaranteed benefits.............       (4)           --              --          (4)
                                             ---           ---             ---         ---
  Balance at December 31, 2007.........      $ 2           $28             $65         $95
                                             ===           ===             ===         ===



     Excluded from the table above are guaranteed death and annuitization benefit liabilities on the Company's annuity contracts of $45 million, $38 million and $28 million at December 31, 2007, 2006 and 2005, respectively, which were reinsured 100% to an affiliate and had corresponding recoverables from affiliated reinsurers related to such guarantee liabilities.

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                             DECEMBER 31,
                                                          -----------------
                                                            2007      2006
                                                          -------   -------
                                                            (IN MILLIONS)
  Mutual Fund Groupings
    Equity..............................................  $40,608   $37,992
    Bond................................................    2,307     2,831
    Balanced............................................    4,422     2,790
    Money Market........................................    1,265       949
    Specialty...........................................      395       460
                                                          -------   -------
      Total.................... ........................  $48,997   $45,022
                                                          =======   =======



9.  REINSURANCE

     The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. The Company has reinsured up to 90% of the mortality risk for all new individual life insurance policies. This practice was initiated by the Company for different products starting at various points in time between 1997 and 2004. On a case by case basis, the Company may retain up to $5 million per life on single life individual policies and reinsure 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


programs routinely and may increase or decrease its retention at any time. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

     In addition to reinsuring mortality risk as described previously, the Company reinsures other risks, as well as specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     MICC's workers' compensation business is reinsured through a 100% quota-share agreement with The Travelers Indemnity Company, an insurance subsidiary of The Travelers Companies, Inc.

     Effective July 1, 2000, MetLife Insurance Company of Connecticut reinsured 90% of its individual LTC insurance business with Genworth Life Insurance Company and its subsidiary ("GLIC"), in the form of indemnity reinsurance agreements. In accordance with the terms of the reinsurance agreements, GLIC will effect assumption and novation of the reinsured contracts, to the extent permitted by law, by July 31, 2008.

     The Company reinsures the new production of fixed annuities and the riders containing benefit guarantees related to variable annuities to affiliated and non-affiliated reinsurers.

     The Company reinsures its business through a diversified group of reinsurers. No single unaffiliated reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contracts. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                        YEARS ENDED DECEMBER
                                                                31,
                                                       ---------------------
                                                        2007    2006    2005
                                                       -----   -----   -----
                                                           (IN MILLIONS)
  Direct premiums....................................  $ 654   $ 599   $ 413
  Reinsurance assumed................................     17      21      38
  Reinsurance ceded..................................   (318)   (312)   (170)
                                                       -----   -----   -----
  Net premiums.......................................  $ 353   $ 308   $ 281
                                                       =====   =====   =====
  Reinsurance recoverables netted against policyholder
    benefits and claims..............................  $ 671   $ 635   $ 560
                                                       =====   =====   =====



     Reinsurance recoverables, included in premiums and other receivables, were $4.9 billion and $4.6 billion at December 31, 2007 and 2006, respectively, including $3.4 billion and $3.0 billion at December 31, 2007 and 2006, respectively, relating to reinsurance on the run-off LTC business and $1.2 billion and $1.3 billion at December 31, 2007 and 2006, respectively, relating to reinsurance on the run-off of workers' compensation business. Reinsurance and ceded commissions payables, included in other liabilities, were $128 million and $99 million at December 31, 2007 and 2006, respectively.

     The Company has reinsurance agreements with MetLife and certain of its subsidiaries, including MLIC, Reinsurance Group of America, Incorporated, MetLife Reinsurance Company of South Carolina ("MRSC"), Exeter Reassurance Company, Ltd. ("Exeter"), General American Life Insurance Company ("GALIC"), Mitsui Sumitomo MetLife Insurance Co., Ltd. and MetLife Reinsurance Company of Vermont ("MRV"). At December 31, 2007, the Company had reinsurance-related assets and liabilities from these agreements totaling $3.4 billion and $1.7 billion,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


respectively. At December 31, 2006, comparable assets and liabilities were $2.8 billion and $1.2 billion, respectively.

     The following table reflects related party reinsurance information:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                       ----------------------
                                                       2007     2006     2005
                                                       ----     ----     ----
                                                            (IN MILLIONS)
  Assumed premiums...................................  $ 17     $ 21     $ 38
  Assumed fees, included in universal life and
    investment-type product policy fees..............  $119     $ 65     $194
  Assumed fees, included in net investment gains
    (losses).........................................  $ --     $ --     $  6
  Assumed benefits, included in policyholder benefits
    and claims.......................................  $ 18     $ 11     $ 32
  Assumed benefits, included in interest credited to
    policyholder account balances....................  $ 53     $ 49     $ 42
  Assumed acquisition costs, included in other
    expenses.........................................  $ 39     $ 58     $111
  Ceded premiums.....................................  $ 32     $ 21     $ 12
  Ceded fees, included in universal life and
    investment-type product policy fees..............  $216     $130     $ 93
  Interest earned on ceded reinsurance, included in
    other revenues...................................  $ 85     $ 68     $ 55
  Ceded benefits, included in policyholder benefits and
    claims...........................................  $ 95     $ 86     $ 92
  Interest costs on ceded reinsurance, included in
    other expenses...................................  $ 33     $ 77     $182


     The Company has assumed risks related to guaranteed minimum benefit riders from an affiliated joint venture under a reinsurance contract. Such guaranteed minimum benefit riders are embedded derivatives and are included within net investment gains (losses). The assumed amounts were $(113) million, $57 million and $28 million for the years ended December 31, 2007, 2006 and 2005, respectively. These risks have been retroceded in full to another affiliate under a retrocessional agreement resulting in no net impact on net investment gains (losses).

     The Company has also ceded risks related to guaranteed minimum benefit riders written by the Company to another affiliate. The guaranteed minimum benefit riders directly written by the Company are embedded derivatives and changes in their fair value are included within net investment gains (losses). The ceded reinsurance also contain embedded derivatives and changes in their fair value are also included within net investment gains (losses). The ceded amounts were $276 million, $(31) million and $5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     Effective December 20, 2007, MLI-USA recaptured two ceded blocks of business (the "Recaptured Business") from Exeter. The Recaptured Business consisted of two blocks of universal life secondary guarantee risk, one assumed from GALIC, and the other written by MLI-USA. As a result of the recapture, MLI-USA received $258 million of assets from Exeter, reduced receivables from affiliates, included in premiums and other receivables, by $112 million and reduced other assets by $124 million. The recapture resulted in a pre-tax gain of $22 million. Concurrent with the recapture, the same business was ceded to MRV. The cession does not transfer risk to MRV and is therefore accounted for under the deposit method. MLI-USA transferred $258 million of assets to MRV as a result of this cession, and recorded a receivable from affiliates, included in premiums and other receivables, of $258 million.

     Effective December 31, 2007, MLI-USA entered into a reinsurance agreement to cede two blocks of business to MRV, on a 90% coinsurance funds withheld basis. This agreement covered certain term and certain universal life policies issued in 2007 and to be issued during 2008 by MLI-USA. This agreement transfers risk to MRV and, therefore, is accounted for as reinsurance. As a result of the agreement, DAC decreased $136 million, affiliated

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


reinsurance recoverables, included in premiums and other receivables, increased $326 million, MLI-USA recorded a funds withheld liability for $223 million, included in other liabilities, and unearned revenue, included in other policyholder funds, was reduced by $33 million.

     On December 1, 2006, the Company acquired a block of structured settlement business from Texas Life Insurance Company ("Texas Life"), a wholly-owned subsidiary of MetLife, through an assumptive reinsurance agreement. This transaction increased future policy benefits of the Company by $1.3 billion and decreased deferred income tax liabilities by $142 million at December 31, 2006. During the year ended December 31, 2007, the receivable from Texas Life related to premiums and other considerations of $1.2 billion held at December 31, 2006 was settled with $901 million of cash and $304 million of fixed maturity securities.

     Effective January 1, 2005, MLI-USA entered into a reinsurance agreement to assume an in-force block of business from GALIC. This agreement covered certain term and universal life policies issued by GALIC on and after January 1, 2000 through December 31, 2004. This agreement also covered certain term and universal life policies issued on or after January 1, 2005. MLI-USA paid and deferred 100% of a ceding commission to GALIC of $386 million resulting in no gain or loss on the transfer of the in-force business as of January 1, 2005.

10.  LONG-TERM DEBT -- AFFILIATED

     Long-term debt outstanding is as follows:

                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2007   2006
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)
Surplus notes, interest rate 7.349%, due 2035.....................  $400   $400
Surplus notes, interest rate LIBOR plus 1.15%, maturity date
  2009............................................................   200     --
Surplus notes, interest rate 5%, due upon request.................    25     25
Surplus notes, interest rate LIBOR plus 0.75%, due upon request...    10     10
                                                                    ----   ----
Total long-term debt -- affiliated................................  $635   $435
                                                                    ====   ====



     MetLife Credit Corp., an affiliate, is the holder of a surplus note issued by the Company during the fourth quarter of 2007 in the amount of $200 million at December 31, 2007.

     MetLife is the holder of a surplus note issued by MLI-USA in the amount of $400 million at December 31, 2007 and 2006.

     MLIG is the holder of two surplus notes issued by MLI-USA in the amounts of $25 million and $10 million at both December 31, 2007 and 2006. These surplus notes may be redeemed, in whole or in part, at the election of the Company at any time, subject to the prior approval of the insurance department of the state of domicile.

     Payments of interest and principal on these surplus notes may be made only with the prior approval of the insurance department of the state of domicile.

     The aggregate maturities of long-term debt as of December 31, 2007 are $200 million in 2009, $400 million in 2035, and $35 million payable upon request and regulatory approval.

     Interest expense related to the Company's indebtedness, included in other expenses, was $33 million, $31 million and $25 million for the years ended December 31, 2007, 2006 and 2005, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

11.  INCOME TAXES

     The provision for income tax from continuing operations is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   ----
                                                       2007            2006       2005
                                                  -------------   -------------   ----
                                                                  (IN MILLIONS)
  Current:
    Federal.....................................       $  9            $ 18       $ (3)
    State and local.............................          4              --         (2)
    Foreign.....................................          1              --         --
                                                       ----            ----       ----
      Subtotal..................................         14              18         (5)
                                                       ----            ----       ----
  Deferred:
    Federal.....................................       $306            $212       $162
    State and local.............................         --              (2)        (1)
    Foreign.....................................        (17)             --         --
                                                       ----            ----       ----
      Subtotal..................................        289             210        161
                                                       ----            ----       ----
  Provision for income tax......................       $303            $228       $156
                                                       ====            ====       ====



     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   ----
                                                       2007            2006       2005
                                                  -------------   -------------   ----
                                                                  (IN MILLIONS)
  Tax provision at U.S. statutory rate..........       $365            $288       $191
  Tax effect of:
    Tax-exempt investment income................        (65)            (62)       (27)
    Prior year tax..............................          9              (9)        (9)
    Foreign tax rate differential and change in
      valuation allowance.......................         (7)             12         --
    State tax, net of federal benefit...........          3              --          2
    Other, net..................................         (2)             (1)        (1)
                                                       ----            ----       ----
  Provision for income tax......................       $303            $228       $156
                                                       ====            ====       ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                               DECEMBER 31,
                                                         -----------------------
                                                         (AS RESTATED,
                                                          SEE NOTE 20)
                                                         -------------   -------
                                                              2007         2006
                                                         -------------   -------
                                                              (IN MILLIONS)
  Deferred income tax assets:
    Benefit, reinsurance and other reserves............     $ 1,929      $ 2,238
    Net unrealized investment losses...................         195          171
    Capital loss carryforwards.........................         150          155
    Investments........................................          54           63
    Net operating loss carryforwards...................          42           10
    Tax credits........................................          20           --
    Operating lease reserves...........................          13           13
    Employee benefits..................................          --            3
    Litigation-related.................................          --            1
    Other..............................................          13           20
                                                            -------      -------
                                                              2,416        2,674
    Less: Valuation allowance..........................          --            4
                                                            -------      -------
                                                              2,416        2,670
                                                            -------      -------
  Deferred income tax liabilities:
    DAC and VOBA.......................................      (1,570)      (1,663)
                                                            -------      -------
                                                             (1,570)      (1,663)
                                                            -------      -------
  Net deferred income tax asset........................     $   846      $ 1,007
                                                            =======      =======



     Domestic net operating loss carryforwards amount to $29 million at December 31, 2007 and will expire beginning in 2025. Foreign net operating loss carryforwards amount to $113 million at December 31, 2007 with indefinite expiration. Capital loss carryforwards amount to $430 million at December 31, 2007 and will expire beginning in 2010. Tax credit carryforwards amount to $20 million at December 31, 2007.

     The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable. In 2007, the Company recorded a reduction of $4 million to the deferred income tax valuation allowance related to certain foreign net operating loss carryforwards.

     The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as foreign jurisdictions. With a few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2003 and is no longer subject to foreign income tax examinations for the years prior to 2006.

     The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements. The Company reclassified, at adoption, $64 million of deferred income tax liabilities, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility, to the liability

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


for unrecognized tax benefits. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The total amount of unrecognized tax benefits as of January 1, 2007 that would affect the effective tax rate, if recognized, was $5 million. The Company also had less than $1 million of accrued interest, included within other liabilities, as of January 1, 2007. The Company classifies interest accrued related to unrecognized tax benefits in interest expense, while penalties are included within income tax expense.

     As of December 31, 2007, the Company's total amount of unrecognized tax benefits is $53 million and there are no amounts of unrecognized tax benefits that would affect the effective tax rate, if recognized. The total amount of unrecognized tax benefit decreased by $11 million from the date of adoption primarily due to a settlement reached with the Internal Revenue Service ("IRS") with respect to a post-sale purchase price adjustment. As a result of the settlement, an item within the liability for unrecognized tax benefits, in the amount of $6 million, was reclassified to deferred income taxes. The Company does not anticipate any material change in the total amount of unrecognized tax benefits over the ensuing 12 month period.

     A reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2007, is as follows:

                                                            TOTAL UNRECOGNIZED
                                                               TAX BENEFITS
                                                            ------------------
                                                               (IN MILLIONS)
  Balance at January 1, 2007 (date of adoption)...........          $64
  Reductions for tax positions of prior years.............           (2)
  Additions for tax positions of current year.............            5
  Reductions for tax positions of current year............           (8)
  Settlements with tax authorities........................           (6)
                                                                    ---
  Balance at December 31, 2007............................          $53
                                                                    ===



     During the year ended December 31, 2007, the Company recognized $2 million in interest expense associated with the liability for unrecognized tax benefits. As of December 31, 2007, the Company had $3 million of accrued interest associated with the liability for unrecognized tax benefits, an increase of $2 million from the date of adoption.

     On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the Dividends Received Deduction ("DRD") on separate account assets held in connection with variable annuity contracts. Revenue Ruling 2007-61 suspended a revenue ruling issued in August 2007 that would have changed accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the year ended December 31, 2007, the Company recognized an income tax benefit of $64 million related to the separate account DRD.

     The Company will file a consolidated tax return with its includable subsidiaries. Non-includable subsidiaries file either separate individual corporate tax returns or separate consolidated tax returns. Under the tax allocation agreement, the federal income tax will be allocated between the companies on a separate return basis and adjusted for credits and other amounts required by such tax allocation agreement.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

12. CONTINGENCIES, COMMITMENTS AND GUARANTEES

  CONTINGENCIES

  LITIGATION

     The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus, unless stated below, the specific monetary relief sought is not noted.

     Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

     On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. Estimates of possible losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2007.

     The Company has faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to vigorously defend against the claims in all pending matters. Some sales practices claims have been resolved through settlement. Other sales practices claims have been won by dispositive motions or have gone to trial. Most of the current cases seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance, annuities, mutual funds or other products may be commenced in the future.

     Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor or taxpayer. Further, federal, state or industry regulatory or governmental authorities may conduct investigations, serve subpoenas or make other inquiries concerning a wide variety of issues, including the Company's compliance with applicable insurance and other laws and regulations.

     It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. In some of the matters referred to previously, large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's net income or cash flows in particular quarterly or annual periods.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments are as follows:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
  Other Assets:
     Premium tax offset for future undiscounted assessments..   $ 8    $ 9
     Premium tax offsets currently available for paid
       assessments...........................................     1      1
                                                                ---    ---
                                                                $ 9    $10
                                                                ===    ===
  Liability:
    Insolvency assessments...................................   $17    $19
                                                                ===    ===



     Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2007, 2006 and 2005.

COMMITMENTS

  LEASES

     The Company, as lessee, has entered into lease agreements for office space. Future sublease income is projected to be insignificant. Future minimum rental income and minimum gross rental payments relating to these lease agreements are as follows:

                                                                      GROSS
                                                           RENTAL    RENTAL
                                                           INCOME   PAYMENTS
                                                           ------   --------
                                                             (IN MILLIONS)
  2008...................................................    $ 3       $15
  2009...................................................    $ 3       $ 8
  2010...................................................    $ 3       $ 6
  2011...................................................    $ 3       $ 6
  2012...................................................    $ 3       $--
  Thereafter.............................................    $80       $--

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $1.4 billion and $616 million at December 31, 2007 and 2006, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $626 million and $665 million at December 31, 2007 and 2006, respectively.

  COMMITMENTS TO FUND BANK CREDIT FACILITIES AND PRIVATE CORPORATE BOND INVESTMENTS

     The Company commits to lend funds under bank credit facilities and private corporate bond investments. The amounts of these unfunded commitments were $488 million and $173 million at December 31, 2007 and 2006, respectively.

  OTHER COMMITMENTS

     The Company has entered into collateral arrangements with affiliates, which require the transfer of collateral in connection with secured demand notes. At December 31, 2007, the Company had agreed to fund up to $60 million of cash upon the request of an affiliate and had transferred collateral consisting of various securities with a fair market value of $73 million to custody accounts to secure the notes. The counterparties are permitted by contract to sell or repledge this collateral.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, such as in the case of MetLife International Insurance Company, Ltd. ("MLII"), a former affiliate, discussed below, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future.

     The Company has provided a guarantee on behalf of MLII that is triggered if MLII cannot pay claims because of insolvency, liquidation or rehabilitation. During the second quarter of 2007, MLII was sold to a third party. Life insurance coverage in-force, representing the maximum potential obligation under this guarantee, was $434 million and $444 million at December 31, 2007 and 2006, respectively. The Company does not have any collateral related to this guarantee, but has recorded a liability of $1 million that was based on the total account value of the guaranteed policies plus the amounts retained per policy at December 31, 2007. The remainder of the risk was ceded to external reinsurers. The Company did not have a recorded liability related to this guarantee at December 31, 2006.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations that generally require payment of principal outstanding due in exchange for the referenced credit obligation. If a credit event, as defined by the contract, occurs the Company's maximum amount at risk, assuming the value of the referenced credits becomes worthless, was $324 million at December 31, 2007. The credit default swaps expire at various times during the next ten years.

13.  EMPLOYEE BENEFIT PLANS

     Subsequent to the Acquisition, the Company became a participating affiliate in qualified and non-qualified, noncontributory defined benefit pension and other postretirement plans sponsored by MLIC. Employees were credited with prior service recognized by Citigroup, solely (with regard to pension purposes) for the purpose of determining eligibility and vesting under the Metropolitan Life Retirement Plan for United States Employees (the "Plan"), a noncontributory qualified defined benefit pension plan, with respect to benefits earned under the Plan subsequent to the Acquisition Date. Net periodic expense related to these plans was based on the employee population at the beginning of the year. During 2006, the employees of the Company were transferred to MetLife Group, Inc., a wholly-owned subsidiary of MetLife ("MetLife Group"), therefore no pension expense was allocated to the Company for the year ended December 31, 2007. Pension expense of $8 million related to the MLIC plans was allocated to the Company for the year ended December 31, 2006. There were no expenses allocated to the Company for the six months ended December 31, 2005.

14.  EQUITY

  COMMON STOCK

     The Company has 40,000,000 authorized shares of common stock, 34,595,317 shares of which are outstanding as of December 31, 2007. Of such outstanding shares, 30,000,000 shares are owned directly by MetLife, Inc. and the remaining shares are owned by MLIG.

  CAPITAL CONTRIBUTIONS

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA, and the associated deferred income tax liability, which is more fully described in Note 8.

     See also Note 3 for information related to the change in the reporting entity.

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. MetLife Insurance Company of Connecticut and MLI-USA each exceeded the minimum RBC requirements for all periods presented herein.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in 2001. Codification was intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Connecticut Insurance Department and the Delaware Department of Insurance have adopted Codification with certain modifications for the preparation of statutory financial statements of insurance companies domiciled in Connecticut and Delaware, respectively. Modifications by the various state insurance departments may impact the effect of Codification on the statutory capital and surplus of MetLife Insurance Company of Connecticut and MLI-USA.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year.

     Further, statutory accounting principles do not give recognition to purchase accounting adjustments made as a result of the Acquisition.

     Statutory net income of MetLife Insurance Company of Connecticut, a Connecticut domiciled insurer, was $1.1 billion, $856 million and $1.0 billion for the years ended December 31, 2007, 2006 and 2005, respectively. Statutory capital and surplus, as filed with the Connecticut Insurance Department, was $4.2 billion and $4.1 billion at December 31, 2007 and 2006, respectively. Due to the merger of MLAC with and into MetLife Insurance Company of Connecticut, the 2006 statutory net income balance was adjusted.

     Statutory net loss of MLI-USA, a Delaware domiciled insurer, was $1.1 billion, $116 million and $227 million for the years ended December 31, 2007, 2006 and 2005, respectively. Statutory capital and surplus, as filed with the Delaware Insurance Department, was $584 million and $575 million at December 31, 2007 and 2006, respectively.

  DIVIDEND RESTRICTIONS

     Under Connecticut State Insurance Law, MetLife Insurance Company of Connecticut is permitted, without prior insurance regulatory clearance, to pay shareholder dividends to its parent as long as the amount of such dividends, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year. MetLife Insurance Company of Connecticut will be permitted to pay a cash dividend in excess of the greater of such two amounts only if it files notice of its declaration of such a dividend and the amount thereof with the Connecticut Commissioner of Insurance ("Connecticut Commissioner") and the Connecticut Commissioner does not disapprove the payment within 30 days after notice. In addition, any dividend that exceeds earned surplus (unassigned funds, reduced by 25% of unrealized appreciation in value or revaluation of assets or unrealized profits on investments) as of the last filed annual statutory statement requires insurance regulatory approval. Under Connecticut State Insurance Law, the Connecticut Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its shareholders. The Connecticut State Insurance Law requires prior approval for any dividends for a period of two years following a change in control. As a result of the Acquisition on July 1, 2005, under Connecticut State Insurance Law, all dividend payments by MetLife Insurance Company of Connecticut through June 30, 2007 required prior approval of the Connecticut Commissioner. In the third quarter of 2006, after receiving regulatory approval from the Connecticut Commissioner, MetLife Insurance Company of Connecticut paid a $917 million dividend. Of that amount,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


$259 million was a return of capital. In the fourth quarter of 2007, MetLife Insurance Company of Connecticut paid a dividend of $690 million. Of that amount, $404 million was a return of capital as approved by the insurance regulator. During 2008, MetLife Insurance Company of Connecticut is permitted to pay, without regulatory approval, a dividend of $1,026 million.

     Under Delaware State Insurance Law, MLI-USA is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to its parent as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or
(ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). MLI-USA will be permitted to pay a cash dividend to MetLife Insurance Company of Connecticut in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance ("Delaware Commissioner") and the Delaware Commissioner does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as unassigned funds) as of the last filed annual statutory statement requires insurance regulatory approval. Under Delaware State Insurance Law, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. MLI-USA did not pay dividends for the years ended December 31, 2007 and 2006. Because MLI-USA's statutory unassigned funds surplus is negative, MLI-USA cannot pay any dividends without prior approval of the Delaware Commissioner in 2008.

OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2007, 2006 and 2005 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                          YEARS ENDED DECEMBER 31,
                                                  ---------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   -------
                                                       2007            2006         2005
                                                  -------------   -------------   -------
                                                                  (IN MILLIONS)
  Holding gains (losses) on investments arising
    during the year.............................      $(358)          $(434)      $(1,148)
  Income tax effect of holding gains (losses)...        122             147           402
  Reclassification adjustments:
    Recognized holding (gains) losses included
       in current year income...................        260             487           295
    Amortization of premiums and accretion of
       discounts associated with investments....         --              60            96
    Income tax effect...........................        (88)           (186)         (137)
  Allocation of holding gains on investments
    relating to other policyholder amounts......         27              42            71
  Income tax effect of allocation of holding
    gains to other policyholder amounts.........        (10)            (14)          (25)
                                                      -----           -----       -------
  Net unrealized investment gains (losses)......        (47)            102          (446)
                                                      -----           -----       -------
  Foreign currency translation adjustment.......         12              (2)            2
                                                      -----           -----       -------
  Other comprehensive income (loss).............      $ (35)          $ 100       $  (444)
                                                      =====           =====       =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

15.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                      ------------------------------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
                                                      -------------   ------   -----
                                                           2007        2006     2005
                                                      -------------   ------   -----
                                                               (IN MILLIONS)
  Compensation......................................      $  125      $  134   $ 106
  Commissions.......................................         633         712     931
  Interest and debt issue costs.....................          35          31      25
  Amortization of DAC and VOBA......................         740         488     288
  Capitalization of DAC.............................        (682)       (721)   (886)
  Rent, net of sublease income......................           5          11       7
  Minority interest.................................          --          26       1
  Insurance tax.....................................          44          42      10
  Other.............................................         546         450     196
                                                          ------      ------   -----
    Total other expenses............................      $1,446      $1,173   $ 678
                                                          ======      ======   =====



     See Notes 9, 10 and 19 for discussion of affiliated expenses included in the table above.

16.  BUSINESS SEGMENT INFORMATION

     The Company has two operating segments, Individual and Institutional, as well as Corporate & Other. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements.

     Individual offers a wide variety of protection and asset accumulation products, including life insurance, annuities and mutual funds. Institutional offers a broad range of group insurance and retirement & savings products and services, including group life insurance and other insurance products and services. Corporate & Other contains the excess capital not allocated to the business segments, various start-up entities and run-off business, the Company's ancillary international operations, interest expense related to the majority of the Company's outstanding debt, expenses associated with certain legal proceedings and the elimination of intersegment transactions.

     Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in MetLife's businesses. As a part of the economic capital process, a portion of net investment income is credited to the segments based on the level of allocated equity.

     Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2007, 2006 and 2005. The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany sales, which are eliminated in consolidation. Subsequent to the Acquisition Date, the Company allocates equity to each segment based upon the economic capital model used by MetLife that allows MetLife and the Company to effectively manage their capital. The Company evaluates the performance of each segment based upon net income excluding net investment gains (losses), net of income tax, and adjustments related to net investment gains (losses), net of income tax.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

FOR THE YEAR ENDED                                                         CORPORATE &
DECEMBER 31, 2007                             INDIVIDUAL   INSTITUTIONAL      OTHER        TOTAL
------------------                            ----------   -------------   -----------   --------
                                                           (AS RESTATED, SEE NOTE 20)
                                                                 (IN MILLIONS)
STATEMENT OF INCOME:
Premiums....................................    $   295       $    34        $    24     $    353
Universal life and investment-type product
  policy fees...............................      1,370            39              2        1,411
Net investment income.......................      1,090         1,510            293        2,893
Other revenues..............................        237            14             --          251
Net investment gains (losses)...............        116          (263)             5         (142)
Policyholder benefits and claims............        479           466             33          978
Interest credited to policyholder account
  balances..................................        661           638             --        1,299
Other expenses..............................      1,329            50             67        1,446
                                                -------       -------        -------     --------
Income from continuing operations before
  provision for income tax..................        639           180            224        1,043
Provision for income tax....................        227            60             16          303
                                                -------       -------        -------     --------
Income from continuing operations...........        412           120            208          740
Income from discontinued operations, net of
  income tax................................         --             4             --            4
                                                -------       -------        -------     --------
Net income..................................    $   412       $   124        $   208     $    744
                                                =======       =======        =======     ========
BALANCE SHEET:
Total assets................................    $82,214       $35,154        $11,193     $128,561
DAC and VOBA................................    $ 4,930       $    16        $     2     $  4,948
Goodwill....................................    $   234       $   312        $   407     $    953
Separate account assets.....................    $51,398       $ 2,469        $    --     $ 53,867
Policyholder liabilities....................    $24,122       $26,113        $ 4,933     $ 55,168
Separate account liabilities................    $51,398       $ 2,469        $    --     $ 53,867

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

FOR THE YEAR ENDED                                                         CORPORATE &
DECEMBER 31, 2006                             INDIVIDUAL   INSTITUTIONAL      OTHER        TOTAL
------------------                            ----------   -------------   -----------   --------
                                                                 (IN MILLIONS)
STATEMENT OF INCOME:
Premiums....................................    $   218       $    65        $    25     $    308
Universal life and investment- type product
  policy fees...............................      1,244            24             --        1,268
Net investment income.......................        985         1,449            405        2,839
Other revenues..............................        195            15              2          212
Net investment gains (losses)...............       (194)         (282)           (45)        (521)
Policyholder benefits and claims............        315           450             27          792
Interest credited to policyholder account
  balances..................................        669           647             --        1,316
Other expenses..............................      1,045            16            112        1,173
                                                -------       -------        -------     --------
Income from continuing operations before
  provision for income tax..................        419           158            248          825
Provision for income tax....................        145            55             28          228
                                                -------       -------        -------     --------
Net income..................................    $   274       $   103        $   220     $    597
                                                =======       =======        =======     ========
BALANCE SHEET:
Total assets................................    $76,897       $35,982        $11,208     $124,087
DAC and VOBA................................    $ 4,946       $   165        $    --     $  5,111
Goodwill....................................    $   234       $   312        $   407     $    953
Separate account assets.....................    $47,566       $ 2,501        $    --     $ 50,067
Policyholder liabilities....................    $24,429       $27,391        $ 4,446     $ 56,266
Separate account liabilities................    $47,566       $ 2,501        $    --     $ 50,067



FOR THE YEAR ENDED                                                        CORPORATE &
DECEMBER 31, 2005(1)                         INDIVIDUAL   INSTITUTIONAL      OTHER       TOTAL
--------------------                         ----------   -------------   -----------   ------
                                                               (IN MILLIONS)
STATEMENT OF INCOME:
Premiums...................................     $ 152          $116           $ 13      $  281
Universal life and investment-type product
  policy fees..............................       845            17             --         862
Net investment income......................       530           712            196       1,438
Other revenues.............................       121            10              1         132
Net investment gains (losses)..............      (113)          (87)             2        (198)
Policyholder benefits and claims...........       224           324             22         570
Interest credited to policyholder account
  balances.................................       417           303             --         720
Other expenses.............................       640            30              8         678
                                                -----          ----           ----      ------
Income from continuing operations before
  provision for income tax.................       254           111            182         547
Provision for income tax...................        53            38             65         156
                                                -----          ----           ----      ------
Net income.................................     $ 201          $ 73           $117      $  391
                                                =====          ====           ====      ======



--------

(1) Includes six months of results for MetLife Insurance Company of Connecticut and its subsidiaries and twelve months of results for MLI-USA.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Net investment income and net investment gains (losses) are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

     Revenues derived from any customer did not exceed 10% of consolidated revenues for the years ended December 31, 2007, 2006 and 2005. Substantially all of the Company's revenues originated in the United States.

17.  DISCONTINUED OPERATIONS

     The Company actively manages its real estate portfolio with the objective of maximizing earnings through selective acquisitions and dispositions. Income related to real estate classified as held-for-sale or sold is presented in discontinued operations. These assets are carried at the lower of depreciated cost or fair value less expected disposition costs.

     In the Institutional segment, the Company had net investment income of $1 million, net investment gains of $5 million and income tax of $2 million related to discontinued operations resulting in income from discontinued operations of $4 million, net of income tax, for the year ended December 31, 2007. The Company had $1 million of investment income and $1 million of investment expense resulting in no change to net investment income for the year ended December 31, 2006. The Company did not have investment income or expense related to discontinued operations for the year ended December 31, 2005.

     There was no carrying value of real estate related to discontinued operations at December 31, 2007. The carrying value of real estate related to discontinued operations was $7 million at December 31, 2006.

18.  FAIR VALUE INFORMATION

     The estimated fair value of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. The implementation of SFAS 157 may impact the fair value assumptions and methodologies associated with the valuation of assets and liabilities. See also Note 1 regarding the adoption of SFAS 157.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

Amounts related to the Company's financial instruments are as follows:

DECEMBER 31, 2007                                  NOTIONAL   CARRYING    ESTIMATED
(AS RESTATED, SEE NOTE 20)                          AMOUNT      VALUE    FAIR VALUE
                                                   --------   --------   ----------
                                                             (IN MILLIONS)
Assets:
  Fixed maturity securities......................              $45,671     $45,671
  Equity securities..............................              $   952     $   952
  Mortgage and consumer loans....................              $ 4,404     $ 4,407
  Policy loans...................................              $   913     $   913
  Short-term investments.........................              $ 1,335     $ 1,335
  Cash and cash equivalents......................              $ 1,774     $ 1,774
  Accrued investment income......................              $   637     $   637
  Mortgage loan commitments......................    $626      $    --     $   (11)
  Commitments to fund bank credit facilities and
     private corporate bond investments..........    $488      $    --     $   (31)
Liabilities:
  Policyholder account balances..................              $28,056     $27,651
  Long-term debt -- affiliated...................              $   635     $   609
  Payables for collateral under securities loaned
     and other transactions......................              $10,471     $10,471



                                                   NOTIONAL   CARRYING    ESTIMATED
DECEMBER 31, 2006                                   AMOUNT      VALUE    FAIR VALUE
                                                   --------   --------   ----------
                                                             (IN MILLIONS)
Assets:
  Fixed maturity securities......................              $47,846     $47,846
  Equity securities..............................              $   795     $   795
  Mortgage and consumer loans....................              $ 3,595     $ 3,547
  Policy loans...................................              $   918     $   918
  Short-term investments.........................              $   777     $   777
  Cash and cash equivalents......................              $   649     $   649
  Accrued investment income......................              $   597     $   597
  Mortgage loan commitments......................    $665      $    --     $     1
  Commitments to fund bank credit facilities and
     private corporate bond investments..........    $173      $    --     $    --
Liabilities:
  Policyholder account balances..................              $29,780     $28,028
  Long-term debt -- affiliated...................              $   435     $   425
  Payables for collateral under securities loaned
     and other transactions......................              $ 9,155     $ 9,155

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

  FIXED MATURITY SECURITIES AND EQUITY SECURITIES

     The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include; coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.

  MORTGAGE AND CONSUMER LOANS, MORTGAGE LOAN COMMITMENTS, COMMITMENTS TO FUND BANK CREDIT FACILITIES, AND PRIVATE CORPORATE BOND INVESTMENTS

     Fair values for mortgage and consumer loans are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments, commitments to fund bank credit facilities, and private corporate bond investments the estimated fair value is the net premium or discount of the commitments.

  POLICY LOANS

     The carrying values for policy loans approximate fair value.

  CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying values for cash and cash equivalents and short-term investments approximate fair values due to the short-term maturities of these instruments.

  ACCRUED INVESTMENT INCOME

     The carrying value for accrued investment income approximates fair value.

  POLICYHOLDER ACCOUNT BALANCES

     The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The fair value of policyholder account balances without final contractual maturities are assumed to equal their current net surrender value.

  LONG-TERM DEBT -- AFFILIATED

     The fair values of long-term debt are determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  PAYABLES FOR COLLATERAL UNDER SECURITIES LOANED AND OTHER TRANSACTIONS

     The carrying value for payables for collateral under securities loaned and other transactions approximate fair value.

  DERIVATIVE FINANCIAL INSTRUMENTS

     The fair value of derivative financial instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards, caps, floors, and options are based upon quotations obtained from dealers or other reliable sources. See Note 5 for derivative fair value disclosures.

19.  RELATED PARTY TRANSACTIONS

  SERVICE AGREEMENTS

     The Company has entered into a Master Service Agreement with MLIC, which provides administrative, accounting, legal and similar services to the Company. MLIC charged the Company $170 million, $93 million and $15 million, included in other expenses, for services performed under the Master Service Agreement for the years ended December 31, 2007, 2006 and 2005, respectively.

     The Company has entered into a Service Agreement with MetLife Group, under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $107 million, $154 million and $49 million, included in other expenses, for services performed under the Service Agreement for the years ended December 31, 2007, 2006 and 2005, respectively.

     The Company has entered into various additional agreements with other affiliates for services necessary to conduct its activities. Typical services provided under these additional agreements include management, policy administrative functions and distribution services. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $198 million, $190 million and $48 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     In 2005, the Company entered into Broker-Dealer Wholesale Sales Agreements with several affiliates ("Distributors"), in which the Distributors agree to sell, on the Company's behalf, fixed rate insurance products through authorized retailers. The Company agrees to compensate the Distributors for the sale and servicing of such insurance products in accordance with the terms of the agreements. The Distributors charged the Company $89 million and $65 million, included in other expenses, for the years ended December 31, 2007 and 2006, respectively. The Company did not incur any such expenses for the year ended December 31, 2005.

     The Company had net payables to affiliates of $27 million and $9 million at December 31, 2007 and 2006, respectively, related to the expenses discussed above. These payables exclude affiliated reinsurance expenses discussed in Note 9.

     See Notes 4, 8, 9 and 10 for additional related party transactions.

20.  RESTATEMENT

     The Company identified a miscalculation of the foreign exchange adjustment related to the accrued interest credited liability (included within policyholder account balances) on its foreign denominated issuances under its GIC program. This miscalculation resulted in an overstatement of the foreign currency exchange loss on accrued interest credited payable and an understatement of net income. In addition, the Company recognized that its assessment of the functional currency of its operations in Ireland was not in accordance with the applicable accounting principles. Accordingly, the Company restated its consolidated financial statements for the year ended December 31, 2007 and the quarter ended September 30, 2007 to properly reflect the accrued interest credited

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


liability on its foreign denominated GICs and to properly reflect the functional currency of its operations in Ireland as of the respective date. As a result of the foregoing, the Company's net income for the year ended December 31, 2007 and the quarter ended September 30, 2007 increased by $49 million and $36 million, respectively.

     A summary of the effects of these restatements on the Company's consolidated financial statements is as set forth in the table below. See also
Note 22, Quarterly Results of Operations (Unaudited).

                                                   SEPTEMBER 30, 2007           DECEMBER 31, 2007
                                               --------------------------  --------------------------
                                               AS PREVIOUSLY               AS PREVIOUSLY
                                                  REPORTED    AS RESTATED     REPORTED    AS RESTATED
                                               -------------  -----------  -------------  -----------
                                                                     (IN MILLIONS)
ASSETS:
          Current income tax recoverable.....     $    148      $    133      $     91      $     72
          Deferred income tax assets.........     $  1,050      $  1,049      $    848      $    846
          Total assets.......................     $130,928      $130,912      $128,582      $128,561

LIABILITIES:
          Policyholder account balances......     $ 34,233      $ 34,189      $ 33,871      $ 33,815
          Total liabilities..................     $123,951      $123,907      $121,269      $121,213

STOCKHOLDERS' EQUITY:
          Retained earnings..................     $    645      $    681      $    843      $    892
          Accumulated other comprehensive
            income (loss)....................     $   (473)     $   (481)     $   (335)     $   (349)
          Total stockholders' equity.........     $  6,977      $  7,005      $  7,313      $  7,348
          Total liabilities and stockholders'
            equity...........................     $130,928      $130,912      $128,582      $128,561



                                            FOR THE THREE MONTHS ENDED        FOR THE YEAR ENDED
                                                SEPTEMBER 30, 2007            DECEMBER 31, 2007
                                           ---------------------------   ---------------------------
                                           AS PREVIOUSLY                 AS PREVIOUSLY
                                              REPORTED     AS RESTATED      REPORTED     AS RESTATED
                                           -------------   -----------   -------------   -----------
                                                                  (IN MILLIONS)
REVENUES:
  Net investment gains (losses)..........      $  (90)        $  (48)        $ (198)        $ (142)
  Total revenues.........................      $1,136         $1,178         $4,710         $4,766

EXPENSES:
  Interest credited to policyholder
     account balances....................      $  327         $  325         $1,304         $1,299
  Other expenses.........................      $  327         $  319         $1,455         $1,446
  Total expenses.........................      $  910         $  900         $3,737         $3,723

Income from continuing operations before
  provision for income tax...............      $  226         $  278         $  973         $1,043
Provision for income tax.................      $   72         $   88         $  282         $  303
Income from continuing operations........      $  154         $  190         $  691         $  740
Net income...............................      $  154         $  190         $  695         $  744

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                                  FOR THE YEAR ENDED
                                                                  DECEMBER 31, 2007
                                                             ---------------------------
                                                             AS PREVIOUSLY
                                                                REPORTED     AS RESTATED
                                                             -------------   -----------
                                                                    (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income...............................................      $  695         $  744
  Losses from sales of investments and businesses, net.....      $  201         $  145
  Interest credited to policyholder account balances.......      $1,304         $1,299
  Change in income tax payable.............................      $  287         $  308
  Change in other assets...................................      $  690         $  681


21.  SUBSEQUENT EVENT

     In October 2008, the Company received advances totaling $300 million from the Federal Home Loan Bank of Boston, which will be included in debt.

     In April 2008, MICC issued a surplus note with a face amount of $750 million and a discount of $7 million ($743 million) to MetLife Capital Trust X, an affiliate, with an interest rate of 8.595%.

22.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The unaudited quarterly results of operations for 2007 and 2006 are summarized in the table below:

                                                           THREE MONTHS ENDED
                                          ---------------------------------------------------
                                                                  (AS RESTATED, SEE NOTE 20)
                                                                 ----------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                          ---------   --------   -------------   ------------
                                                             (IN MILLIONS)
  2007
  Total revenues........................    $1,097     $1,143        $1,178         $1,348
  Total expenses........................    $  903     $  885        $  900         $1,035
  Income from continuing operations.....    $  152     $  187        $  190         $  211
  Income from discontinued operations,
    net of income tax...................    $    4         --            --         $   --
  Net income............................    $  156     $  187        $  190         $  211



                                                           THREE MONTHS ENDED
                                          ---------------------------------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                          ---------   --------   -------------   ------------
                                                             (IN MILLIONS)
  2006
  Total revenues........................    $1,006     $1,068        $1,057          $975
  Total expenses........................    $  830     $  796        $  770          $885
  Income from continuing operations.....    $  127     $  191        $  207          $ 72
  Income from discontinued operations,
    net of income tax...................        --         --            --            --
  Net income............................    $  127     $  191        $  207          $ 72

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE I

                     CONSOLIDATED SUMMARY OF INVESTMENTS --
                    OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2007
                                  (IN MILLIONS)

                                                                                     AMOUNT AT
                                                      COST OR         ESTIMATED   WHICH SHOWN ON
                                                AMORTIZED COST (1)   FAIR VALUE    BALANCE SHEET
TYPE OF INVESTMENTS                             ------------------   ----------   --------------
Fixed Maturity Securities:
  Bonds:
     U.S. Treasury/agency securities..........        $ 3,976          $ 4,091        $ 4,091
     State and political subdivision
       securities.............................            611              575            575
     Foreign government securities............            635              688            688
     Public utilities.........................          2,546            2,500          2,500
     All other corporate bonds................         19,661           19,242         19,242
  Mortgage-backed and asset-backed
     securities...............................         17,332           17,207         17,207
  Redeemable preferred stock..................          1,503            1,368          1,368
                                                      -------          -------        -------
     Total fixed maturity securities..........         46,264           45,671         45,671
                                                      -------          -------        -------
Equity Securities:
  Common stock:
     Banks, trust and insurance companies.....              1                1              1
     Industrial, miscellaneous and all other..            214              216            216
  Non-redeemable preferred stock..............            777              735            735
                                                      -------          -------        -------
     Total equity securities..................            992              952            952
                                                      -------          -------        -------
Mortgage and consumer loans...................          4,404                           4,404
Policy loans..................................            913                             913
Real estate and real estate joint ventures....            541                             541
Other limited partnership interests...........          1,130                           1,130
Short-term investments........................          1,335                           1,335
Other invested assets.........................          1,445                           1,445
                                                      -------                         -------
       Total investments......................        $57,024                         $56,391
                                                      =======                         =======



--------

(1) Cost or amortized cost for fixed maturity securities and mortgage and consumer loans represents original cost reduced by repayments, net valuation allowances and writedowns from other-than-temporary declines in value and adjusted for amortization of premiums or discounts; for equity securities, cost represents original cost reduced by writedowns from other-than-temporary declines in value; for real estate, cost represents original cost reduced by writedowns and adjusted for valuation allowances and depreciation; cost for real estate joint ventures and other limited partnership interests represents original cost reduced for other-than-temporary impairments or original cost adjusted for equity in earnings and distributions.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  SCHEDULE III

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                        DECEMBER 31, 2007, 2006 AND 2005
                                  (IN MILLIONS)

                                             DAC       FUTURE POLICY     POLICYHOLDER
                                             AND    BENEFITS AND OTHER      ACCOUNT       UNEARNED
SEGMENT                                     VOBA    POLICYHOLDER FUNDS     BALANCES     REVENUE (1)
-------                                    ------   ------------------   ------------   -----------
2007 (As Restated, See Note 20)
Individual...............................  $4,930         $ 4,022           $20,100         $342
Institutional............................      16          12,570            13,543           --
Corporate & Other........................       2           4,761               172            1
                                           ------         -------           -------         ----
                                           $4,948         $21,353           $33,815         $343
                                           ======         =======           =======         ====
2006
Individual...............................  $4,946         $ 3,769           $20,660         $260
Institutional............................     165          12,895            14,496            3
Corporate & Other........................      --           4,503               (57)          --
                                           ------         -------           -------         ----
                                           $5,111         $21,167           $35,099         $263
                                           ======         =======           =======         ====
2005
Individual...............................  $4,753         $ 3,452           $21,403         $141
Institutional............................     161          11,880            16,460            1
Corporate & Other........................      --           4,305               (23)          --
                                           ------         -------           -------         ----
                                           $4,914         $19,637           $37,840         $142
                                           ======         =======           =======         ====



--------

   (1) Amounts are included within the future policy benefits and other policyholder funds column.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           SCHEDULE III -- (CONTINUED)

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                        DECEMBER 31, 2007, 2006 AND 2005
                                  (IN MILLIONS)

                                                                          AMORTIZATION OF
                               PREMIUM         NET        POLICYHOLDER      DAC AND VOBA       OTHER
                             REVENUE AND   INVESTMENT     BENEFITS AND       CHARGED TO      OPERATING   PREMIUMS WRITTEN
SEGMENT                    POLICY CHARGES    INCOME    INTEREST CREDITED   OTHER EXPENSES  EXPENSES (1)  (EXCLUDING LIFE)
-------                    --------------  ----------  -----------------  ---------------  ------------  ----------------
2007 (As Restated,
  See Note 20)
Individual...............      $1,665        $1,090          $1,140             $717           $612             $--
Institutional............          73         1,510           1,104               23             27               7
Corporate & Other........          26           293              33               --             67              25
                               ------        ------          ------             ----           ----             ---
                               $1,764        $2,893          $2,277             $740           $706             $32
                               ======        ======          ======             ====           ====             ===
2006
Individual...............      $1,462        $  985          $  984             $481           $564             $--
Institutional............          89         1,449           1,097                6             10               9
Corporate & Other........          25           405              27                1            111              25
                               ------        ------          ------             ----           ----             ---
                               $1,576        $2,839          $2,108             $488           $685             $34
                               ======        ======          ======             ====           ====             ===
2005 (2)
Individual...............      $  997        $  530          $  641             $287           $353             $--
Institutional............         133           712             627                1             29               9
Corporate & Other........          13           196              22               --              8              13
                               ------        ------          ------             ----           ----             ---
                               $1,143        $1,438          $1,290             $288           $390             $22
                               ======        ======          ======             ====           ====             ===



--------

   (1) Includes other expenses excluding amortization of DAC and VOBA charged to other expenses.

   (2) Includes six months of results for MetLife Insurance Company of Connecticut and twelve months of results for MLI-USA.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE IV

                            CONSOLIDATED REINSURANCE
                        DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                                                       % AMOUNT
                                                                                        ASSUMED
                                      GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   --------   -------   ----------   --------
2007
Life insurance in-force.............    $189,630     $152,943   $13,934     $50,621      27.5%
                                        ========     ========   =======     =======
Insurance premium
Life insurance......................    $    384     $     82   $    17     $   319       5.3%
Accident and health.................         270          236        --          34        --%
                                        --------     --------   -------     -------
  Total insurance premium...........    $    654     $    318   $    17     $   353       4.8%
                                        ========     ========   =======     =======




                                                                                       % AMOUNT
                                                                                        ASSUMED
                                      GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   --------   -------   ----------   --------
2006
Life insurance in-force.............    $153,390     $119,281   $14,374     $48,483      29.6%
                                        ========     ========   =======     =======
Insurance premium
Life insurance......................    $    323     $     72   $    21     $   272       7.7%
Accident and health.................         276          240        --          36        --%
                                        --------     --------   -------     -------
  Total insurance premium...........    $    599     $    312   $    21     $   308       6.8%
                                        ========     ========   =======     =======




                                                                                      % AMOUNT
                                                                                       ASSUMED
                                      GROSS AMOUNT    CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   -------   -------   ----------   --------
2005 (1)
Life insurance in-force.............    $126,362     $93,686   $16,921     $49,597      34.1%
                                        ========     =======   =======     =======
Insurance premium
Life insurance......................    $    269     $    45   $    38     $   262      14.5%
Accident and health.................         144         125        --          19        --%
                                        --------     -------   -------     -------
  Total insurance premium...........    $    413     $   170   $    38     $   281      13.5%
                                        ========     =======   =======     =======



     For the year ended December 31, 2007, reinsurance ceded and assumed included affiliated transactions of $32 million and $17 million, respectively. For the year ended December 31, 2006, both reinsurance ceded and assumed included affiliated transactions of $21 million. For the year ended December 31, 2005, reinsurance ceded and assumed included affiliated transactions of $12 million and $38 million, respectively.

--------

(1) Includes six months of results for MetLife Insurance Company of Connecticut and twelve months of results for MLI-USA.

                                  VINTAGE XTRA
                            VINTAGE XTRA (SERIES II)
                            PORTFOLIO ARCHITECT XTRA

                       STATEMENT OF ADDITIONAL INFORMATION

                                      DATED

                                   MAY 1, 2006

                                       FOR

                METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT*

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Individual Variable Annuity Contract Prospectus dated May 1, 2006. A copy of the Prospectus may be obtained by writing to The Travelers Insurance Company, Annuity Investor Services, One Cityplace, Hartford, Connecticut 06103-3415, or by calling (800) 842-9325 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

                                TABLE OF CONTENTS

THE INSURANCE COMPANY ..........................................     2
PRINCIPAL UNDERWRITER ..........................................     2
DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT...............     2
VALUATION OF ASSETS ............................................     3
FEDERAL TAX CONSIDERATIONS .....................................     4
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ..................     7
CONDENSED FINANCIAL INFORMATION ................................     8
FINANCIAL STATEMENTS ...........................................     1

* The Travelers Insurance Company has filed for approval to change its name to MetLife Insurance Company of Connecticut. The change will be effective May 1, 2006 pending regulatory approval. You will receive a contract endorsement notifying you of the name change once it has occurred.

                              THE INSURANCE COMPANY

MetLife Insurance Company of Connecticut (formerly The Travelers Insurance Company) is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103 3415.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. MetLife of CT Fund BD III for Variable Annuities (formerly known as The Travelers Fund BDIII for Variable Annuities) (the "Separate Account") meets the definition of a separate account under the federal securities laws, and complies with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

                              PRINCIPAL UNDERWRITER

MLI Distribution LLC ("MLIDLLC") (formerly Travelers Distribution LLC) serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. MLIDLLC's principal executive offices are located at One Cityplace, Hartford, Connecticut. MLIDLLC is affiliated with the Company and the Separate Account.

                DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Information about the distribution of the Contracts is contained in the prospectus (see "Other Information - Distribution of the Variable Annuity Contracts"). Additional information is provided below.

Under the terms of the Distribution and Principal Underwriting Agreement among the Separate Account, MLIDLLC and the Company, MLIDLLC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses MLIDLLC for certain sales and overhead expenses connected with sales functions.

The following table shows the amount of commissions paid to and the amount of commissions retained by MLIDLLC over the past three years.

                        MLIDLLC Underwriting Commissions


                     UNDERWRITING COMMISSIONS PAID TO      AMOUNT OF UNDERWRITING COMMISSIONS
YEAR                      MLIDLLC BY THE COMPANY                   RETAINED BY MLIDLLC
----                 --------------------------------      ----------------------------------
2005                           $132,588,671                                $0

2004                           $132,410,000                                $0

2003                           $ 73,233,000                                $0

The Company and MLIDLLC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDLLC pay separate, additional compensation to the broker-dealer firms for services the broker-dealer firms provide in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer firms, the hiring and training of the broker-dealer firms' sales personnel, the sponsoring of conferences and seminars by the broker-dealer firms, or general marketing services performed by the broker-dealer firms. The broker-dealer firms may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contract, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firms or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDLLC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firms and their registered representatives to favor the Company's products. The amount of additional compensation (non-commission amounts) paid to selected broker-dealer firms during 2005 ranged from $3,366,257 to $8,402. The amount of commissions paid to selected broker-dealer firms during 2005 ranged from $29,851,648 to $438,893. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected broker-dealer firms during 2005 ranged from $33,217,905 to $273,717.

The following list sets forth the names of broker-dealer firms that have entered into preferred distribution arrangements with the Company and MLIDLLC under which the broker-dealer firms received additional compensation in 2005 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the Contracts). The broker-dealer firms are listed in alphabetical order:

AIG Advisor Group (including Advantage Capital Corporation, FSC Securities Corporation, Royal Alliance Associates, Inc., Sentra Securities Corporation, Spelman & Co., Inc. and SunAmerica Securities, Inc.
Linsco/Private Ledger
Merrill Lynch, Pierce, Fenner & Smith, Incorporated
Morgan Stanley DW, Inc.
Pioneer Funds Distributor, Inc.
PFS Investments, Inc. (d/b/a/ Primerica)
DWS Scudder Distributors, Inc.
Citigroup Global Markets Inc. (d/b/a/ Smith Barney)
Tower Square Securities, Inc.

There are other broker-dealer firms who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.

                               VALUATION OF ASSETS

FUNDING OPTIONS. The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. It is expected that the Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.


THE CONTRACT VALUE. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

            (a) = investment income plus capital gains and losses (whether realized or unrealized);

            (b) = any deduction for applicable taxes (presently zero); and

            (c) = the value of the assets of the funding option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each Funding Option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each Funding Option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

                        CALCULATION OF MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the adjusted and unadjusted effective yield for a money market Subaccount for a 7-day period, as described below. On a

Contract-specific basis, the effective yield is computed at each month-end according to the following formula:

       Effective Yield = ((Base Return + 1) to the power of (365 / 7)) - 1

Where:

Base Return = (AUVChange - ContractChargeAdjustment) / PriorAUV.
AUVChange = CurrentAUV - PriorAUV.
ContractChargeAdjustment = AverageAUV x Period Charge.
Average AUV = (CurrentAUV + PriorAUV) / 2.
Period Charge = AnnualContractFee x (7/365).
PriorAUV = Unit value as of 7 days prior.
CurrentAUV = Unit value as of the reporting period (last day of the month).

We may also quote the effective yield of a money market Subaccount for the same 7-day period, determined on an unadjusted basis (which does not deduct Contract-level charges), according to the same formula but where:

Base Return = AUVChange / PriorAUV

Because of the charges and deductions imposed under the Contract, the yield for the Subaccount will be lower than the yield for the corresponding Underlying Fund. The yields on amounts held in the Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the Underlying Fund, the types and qualities of portfolio securities held by the Underlying Fund, and the Underlying Fund's operating expenses. Yields on amounts held in the Subaccount may also be presented for periods other than a 7-day period.

                           FEDERAL TAX CONSIDERATIONS

The following description of the federal income tax consequences under this Contract is general in nature and is therefore not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and by a Contract Owner or beneficiary who may make elections under a Contract should consult with a qualified tax or legal adviser.

FOREIGN TAX CREDIT

To the extent permitted under federal income tax law, the Separate Account may claim the benefit of certain tax credits attributable to taxes paid by certain of the Portfolios to foreign jurisdictions.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan or a Section 403(b) annuity attains age 70-1/2 or retires. Minimum annual distributions under an IRA must begin by April 1st of the calendar year in which the Contract Owner attains 70-1/2 regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the Contract Owner or the annuitant. You should note that the U.S. Treasury recently issued regulations clarifying the operation of the required minimum distribution rules.

NONQUALIFIED ANNUITY CONTRACTS

Individuals may purchase tax-deferred annuities without any limits. The purchase payments receive no tax benefit, deduction or deferral, but taxes on the increases in the value of the contract are generally deferred until distribution and transfers between the various investment options are not subject to tax. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other "look-through" entity which owns for an individual's benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986. The benefits of tax deferral of income earned under a non-qualified annuity should be compared with the relative federal tax rates on income from other types of investments (dividends and capital gains, taxable at 15% or less) relative to the ordinary income treatment received on annuity income and interest received on fixed instruments (notes, bonds, etc.).

If two or more annuity contracts are purchased from the same insurer within the same calendar year, such annuity contract will be aggregated for federal income tax purposes. As a result, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the successor-owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special rules apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make deductible contributions to an individual retirement annuity (IRA). The applicable limit ($2,000 per year prior to 2002) has been increased by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The limit is $3,000 for calendar years 2002 - 2004, $4,000 for calendar years 2005-2007, and $5,000 for 2008, and will be indexed for inflation in years subsequent to 2008. Additional "catch-up" contributions may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $40,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

SIMPLE PLAN IRA FORM

Effective January 1, 1997, employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit was increased under EGTRRA. The applicable limit was increased under EGTRRA to $7,000 for 2002, $8,000 for 2003, $9,000 in 2004, $10,000 in 2005 (which will be indexed for inflation for years after 2005. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA's), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59-1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59-1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

The annual limits that apply to the amounts that may be contributed to a defined contribution plan each year were increased by EGTRRA. The maximum total annual limit was increased from $35,000 to $40,000 ($42,000 for 2005). The limit on employee salary reduction deferrals (commonly referred to as "401(k) contributions") increase on a graduated basis; $11,000 in 2002, $12,000 in 2003, $13,000 in 2004, $14,000 in 2005 and $15,000 in 2006. The $15,000 annual limit will be indexed for inflation after 2006. Additional "catch-up contributions" may be made by individuals age 50 or over.

Amounts attributable to salary reduction contributions under Code Section 401(k) and income thereon may not be withdrawn prior to severance from employment, death, total and permanent disability, attainment of age 59 -1/2, or in the case of hardship.

SECTION 403(b) PLANS

Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($14,000 in 2005).
Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the close of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59-1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.
FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(b) PLANS OR ARRANGEMENTS, FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS, OR FROM 457 PLANS SPONSORED BY GOVERNMENTAL ENTITIES

There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

            (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

            (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

            (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law, or

            (d)   the distribution is a hardship distribution.

A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise under withheld or short on estimated taxes for that year.

2.    OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not subject to 20% mandatory withholding as described in 1. above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. Recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and generally cannot elect out of withholding.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of Travelers Separate Account BD III for Variable Annuities as of December 31, 2005 and for the period in the year then ended and The Travelers Insurance Company (the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the acquisition of the Company by MetLife Inc. on July 1, 2005 and the application of the purchase method of accounting to the assets and liabilities of the Company as required by the U.S. Securities and Exchange Commission Staff Accounting Bulletin 5.J., Push Down Basis of Accounting Required in Certain Limited Circumstances and such assets and liabilities were measured at their fair values as of the acquisition date in conformity with Statement of Financial Accounting Standards No.141, Business Combinations) as of December 31, 2005 and the related consolidated statements of income, stockholder's equity, and cash flows for the six months ended December 31, 2005 (SUCCESSOR), and June 30, 2005 (PREDECESSOR) and the consolidated financial statement schedules as of December 31, 2005 (SUCCESSOR), and the six months ended December 31, 2005 (SUCCESSOR), and June 30, 2005 (PREDECESSOR) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements and schedules of The Travelers Insurance Company and subsidiaries as of December 31, 2004 and for each of the years in the two-year period ended December 31, 2004, included herein, and the statement of changes in net assets of Travelers Separate Account BD III for Variable Annuities for the year or lesser periods ended December 31, 2004, and financial highlights for each of the years or lesser periods in the four-year period ended December 31, 2004, also included herein, have been included in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports on The Travelers Insurance Company and subsidiaries refer to changes in the Company's methods of accounting and reporting for certain nontraditional long-duration contracts and for separate accounts in 2004 and for variable interest entities in 2003.

                                  VINTAGE XTRA

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                       SEPARATE ACCOUNT CHARGES 1.60% (A)

                                                                              UNIT VALUE AT                     NUMBER OF UNITS
                                                                               BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                          PORTFOLIO NAME                              YEAR         YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------------    ----    -------------    -------------    ---------------
    Capital Appreciation Fund (5/00)                                  2005         0.576           0.670                    -
                                                                      2004         0.490           0.576                    -
                                                                      2003         0.398           0.490                    -
                                                                      2002         0.540           0.398                    -
                                                                      2001         0.635           0.540                    -

AIM Variable Insurance Funds
    AIM V.I. Premier Equity Fund - Series I (5/01)                    2005         0.777           0.808                    -
                                                                      2004         0.747           0.777                    -
                                                                      2003         0.607           0.747                    -
                                                                      2002         0.884           0.607                    -
                                                                      2001         1.000           0.884                    -

AllianceBernstein Variable Product Series Fund, Inc.
    AllianceBernstein Growth and Income Portfolio - Class B (5/02)    2005         1.121           1.154                    -
                                                                      2004         1.024           1.121                    -
                                                                      2003         0.787           1.024                    -
                                                                      2002         1.000           0.787                    -

    AllianceBernstein Large-Cap Growth Portfolio - Class B (11/99)    2005         0.663           0.749                    -
                                                                      2004         0.622           0.663                    -
                                                                      2003         0.512           0.622                    -
                                                                      2002         0.752           0.512                    -
                                                                      2001         1.000           0.752                    -

American Funds Insurance Series

    Global Growth Fund - Class 2 Shares (11/99)                       2005         1.098           1.233                    -
                                                                      2004         0.983           1.098                    -
                                                                      2003         0.738           0.983                    -
                                                                      2002         0.879           0.738                    -
                                                                      2001         1.000           0.879                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                              UNIT VALUE AT                     NUMBER OF UNITS
                                                                               BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                          PORTFOLIO NAME                              YEAR         YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------------    ----    -------------    -------------    ---------------
    Growth Fund - Class 2 Shares (12/99)                              2005        1.089            1.245                    -
                                                                      2004        0.984            1.089                    -
                                                                      2003        0.731            0.984                    -
                                                                      2002        0.983            0.731                    -
                                                                      2001        1.000            0.983                    -

    Growth-Income Fund - Class 2 Shares (3/00)                        2005        1.261            1.314                    -
                                                                      2004        1.161            1.261                    -
                                                                      2003        0.891            1.161                    -
                                                                      2002        1.109            0.891                    -
                                                                      2001        1.000            1.109                    -

Delaware VIP Trust

    Delaware VIP REIT Series - Standard Class (5/00)                  2005        2.204            2.325                    -
                                                                      2004        1.704            2.204                    -
                                                                      2003        1.292            1.704                    -
                                                                      2002        1.256            1.292                    -
                                                                      2001        1.147            1.256                    -

FAM Variable Series Funds, Inc.

    Mercury Global Allocation V.I. Fund - Class III (11/03)           2005        1.207            1.309                    -
                                                                      2004        1.074            1.207                    -
                                                                      2003        1.000            1.074                    -

    Mercury Value Opportunities V.I. Fund - Class III (11/03)         2005        1.205            1.306                    -
                                                                      2004        1.067            1.205                    -
                                                                      2003        1.000            1.067                    -

Franklin Templeton Variable Insurance Products Trust

    Franklin Income Securities Fund - Class II Shares (5/05)          2005        1.000            1.051                    -

    Franklin Small-Mid Cap Growth Securities Fund - Class 2
    Shares (4/00)                                                     2005        0.837            0.864                    -
                                                                      2004        0.763            0.837                    -
                                                                      2003        0.565            0.763                    -
                                                                      2002        0.805            0.565                    -
                                                                      2001        1.000            0.805                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                              UNIT VALUE AT                     NUMBER OF UNITS
                                                                               BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                          PORTFOLIO NAME                              YEAR         YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------------    ----    -------------    -------------    ---------------
    Mutual Shares Securities Fund - Class 2 Shares (5/02)             2005        1.152            1.253                    -
                                                                      2004        1.039            1.152                    -
                                                                      2003        0.844            1.039                    -
                                                                      2002        1.000            0.844                    -

    Templeton Developing Markets Securities Fund - Class
    2 Shares (5/03)                                                   2005        1.775            2.226                    -
                                                                      2004        1.446            1.775                    -
                                                                      2003        1.000            1.446                    -

    Templeton Foreign Securities Fund - Class 2 Shares (4/00)         2005        1.074            1.165                    -
                                                                      2004        0.921            1.074                    -
                                                                      2003        0.708            0.921                    -
                                                                      2002        0.883            0.708                    -
                                                                      2001        1.000            0.883                    -

    Templeton Growth Securities Fund - Class 2 Shares (5/02)          2005        1.174            1.258                    -
                                                                      2004        1.028            1.174                    -
                                                                      2003        0.791            1.028                    -
                                                                      2002        1.000            0.791                    -

Greenwich Street Series Fund

    Appreciation Portfolio (4/00)                                     2005        1.032            1.060                    -
                                                                      2004        0.964            1.032                    -
                                                                      2003        0.787            0.964                    -
                                                                      2002        0.969            0.787                    -
                                                                      2001        1.000            0.969                    -

    Diversified Strategic Income Portfolio (2/01)                     2005        1.226            1.238                    -
                                                                      2004        1.167            1.226                    -
                                                                      2003        1.061            1.167                    -
                                                                      2002        1.029            1.061                    -
                                                                      2001        1.000            1.029                    -

    Equity Index Portfolio - Class II Shares (2/01)                   2005        0.855            0.877                    -
                                                                      2004        0.788            0.855                    -
                                                                      2003        0.627            0.788                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                              UNIT VALUE AT                     NUMBER OF UNITS
                                                                               BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                          PORTFOLIO NAME                              YEAR         YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------------    ----    -------------    -------------    ---------------
    Equity Index Portfolio - Class II Shares  (continued)             2002        0.820            0.627                    -
                                                                      2001        1.000            0.820                    -

    Fundamental Value Portfolio (4/01)                                2005        1.307            1.348                    -
                                                                      2004        1.227            1.307                    -
                                                                      2003        0.899            1.227                    -
                                                                      2002        1.161            0.899                    -
                                                                      2001        1.000            1.161                    -

Janus Aspen Series

    Mid Cap Growth Portfolio - Service Shares (5/00)                  2005        0.446            0.492                    -
                                                                      2004        0.376            0.446                    -
                                                                      2003        0.283            0.376                    -
                                                                      2002        0.401            0.283                    -
                                                                      2001        1.000            0.401                    -

Lazard Retirement Series, Inc.

    Lazard Retirement Small Cap Portfolio (5/03)                      2005        1.508            1.544                    -
                                                                      2004        1.334            1.508                    -
                                                                      2003        1.000            1.334                    -

Lord Abbett Series Fund, Inc.

    Growth and Income Portfolio (5/03)                                2005        1.378            1.400                    -
                                                                      2004        1.243            1.378                    -
                                                                      2003        1.000            1.243                    -

    Mid-Cap Value Portfolio (5/03)                                    2005        1.536            1.636                    -
                                                                      2004        1.258            1.536                    -
                                                                      2003        1.000            1.258                    -

PIMCO Variable Insurance Trust

    Real Return Portfolio - Administrative Class (5/03)               2005        1.122            1.127                    -
                                                                      2004        1.046            1.122                    -
                                                                      2003        1.000            1.046                    -

    Total Return Portfolio - Administrative Class (5/01)              2005        1.204            1.214                    -
                                                                      2004        1.167            1.204                    -
                                                                      2003        1.129            1.167                    -
                                                                      2002        1.051            1.129                    -
                                                                      2001        1.000            1.051                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                              UNIT VALUE AT                     NUMBER OF UNITS
                                                                               BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                          PORTFOLIO NAME                              YEAR         YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------------    ----    -------------    -------------    ---------------
Putnam Variable Trust

    Putnam VT Discovery Growth Fund - Class IB Shares (5/01)          2005        0.767            0.810                    -
                                                                      2004        0.724            0.767                    -
                                                                      2003        0.558            0.724                    -
                                                                      2002        0.805            0.558                    -
                                                                      2001        1.000            0.805                    -

    Putnam VT International Equity Fund - Class IB Shares (5/01)      2005        1.003            1.108                    -
                                                                      2004        0.877            1.003                    -
                                                                      2003        0.694            0.877                    -
                                                                      2002        0.856            0.694                    -
                                                                      2001        1.000            0.856                    -

    Putnam VT Small Cap Value Fund - Class IB Shares (5/01)           2005        1.599            1.685                    -
                                                                      2004        1.288            1.599                    -
                                                                      2003        0.874            1.288                    -
                                                                      2002        1.087            0.874                    -
                                                                      2001        1.000            1.087                    -

Salomon Brothers Variable Series Funds Inc.

    All Cap Fund - Class I (4/01)                                     2005        1.299            1.330                    -
                                                                      2004        1.219            1.299                    -
                                                                      2003        0.891            1.219                    -
                                                                      2002        1.208            0.891                    -
                                                                      2001        1.000            1.208                    -

    Investors Fund - Class I (5/01)                                   2005        1.165            1.221                    -
                                                                      2004        1.072            1.165                    -
                                                                      2003        0.823            1.072                    -
                                                                      2002        1.087            0.823                    -
                                                                      2001        1.000            1.087                    -

    Small Cap Growth Fund - Class I (3/01)                            2005        1.361            1.405                    -
                                                                      2004        1.201            1.361                    -
                                                                      2003        0.820            1.201                    -
                                                                      2002        1.276            0.820                    -
                                                                      2001        1.000            1.276                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                              UNIT VALUE AT                     NUMBER OF UNITS
                                                                               BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                          PORTFOLIO NAME                              YEAR         YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------------    ----    -------------    -------------    ---------------
Smith Barney Investment Series

    Smith Barney Dividend Strategy Portfolio (5/01)                   2005        0.804            0.789                    -
                                                                      2004        0.790            0.804                    -
                                                                      2003        0.650            0.790                    -
                                                                      2002        0.893            0.650                    -
                                                                      2001        1.000            0.893                    -

    Smith Barney Premier Selections All Cap
    Growth Portfolio (5/01)                                           2005        0.861            0.901                    -
                                                                      2004        0.851            0.861                    -
                                                                      2003        0.644            0.851                    -
                                                                      2002        0.893            0.644                    -
                                                                      2001        1.000            0.893                    -

Smith Barney Multiple Discipline Trust

    Multiple Discipline Portfolio - All Cap Growth
    and Value (10/02)                                                 2005        1.440            1.492                    -
                                                                      2004        1.372            1.440                    -
                                                                      2003        1.061            1.372                    -
                                                                      2002        1.000            1.061                    -

    Multiple Discipline Portfolio - Balanced All Cap
    Growth and Value (10/02)                                          2005        1.287            1.321                    -
                                                                      2004        1.245            1.287                    -
                                                                      2003        1.038            1.245                    -
                                                                      2002        1.000            1.038                    -

    Multiple Discipline Portfolio - Global All Cap
    Growth and Value (10/02)                                          2005        1.508            1.582                    -
                                                                      2004        1.390            1.508                    -
                                                                      2003        1.074            1.390                    -
                                                                      2002        1.000            1.074                    -

    Multiple Discipline Portfolio - Large Cap Growth and
    Value (10/02)                                                     2005        1.425            1.453                    -
                                                                      2004        1.357            1.425                    -
                                                                      2003        1.069            1.357                    -
                                                                      2002        1.000            1.069                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                              UNIT VALUE AT                     NUMBER OF UNITS
                                                                               BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                          PORTFOLIO NAME                              YEAR         YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------------    ----    -------------    -------------    ---------------
The Travelers Series Trust

    AIM Capital Appreciation Portfolio (5/01)                         2005        0.862            0.923                    -
                                                                      2004        0.823            0.862                    -
                                                                      2003        0.646            0.823                    -
                                                                      2002        0.863            0.646                    -
                                                                      2001        1.000            0.863                    -

    Equity Income Portfolio (4/00)                                    2005        1.231            1.266                    -
                                                                      2004        1.138            1.231                    -
                                                                      2003        0.882            1.138                    -
                                                                      2002        1.041            0.882                    -
                                                                      2001        1.000            1.041                    -

    Large Cap Portfolio (11/99)                                       2005        0.755            0.808                    -
                                                                      2004        0.720            0.755                    -
                                                                      2003        0.587            0.720                    -
                                                                      2002        0.773            0.587                    -
                                                                      2001        1.000            0.773                    -

    Managed Allocation Series: Aggressive Portfolio (6/05)            2005        1.000            1.077                    -

    Managed Allocation Series: Conservative Portfolio (8/05)          2005        1.022            1.031                    -

    Managed Allocation Series: Moderate Portfolio (6/05)              2005        1.002            1.046                    -

    Managed Allocation Series: Moderate-Aggressive
    Portfolio (5/05)                                                  2005        1.000            1.065                    -

    Managed Allocation Series: Moderate-Conservative
    Portfolio (5/05)                                                  2005        1.000            1.037                    -

    Mercury Large Cap Core Portfolio (8/00)                           2005        0.808            0.891                    -
                                                                      2004        0.709            0.808                    -
                                                                      2003        0.594            0.709                    -
                                                                      2002        0.807            0.594                    -
                                                                      2001        1.000            0.807                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                              UNIT VALUE AT                     NUMBER OF UNITS
                                                                               BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                          PORTFOLIO NAME                              YEAR         YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------------    ----    -------------    -------------    ---------------
    MFS Emerging Growth Portfolio (4/00)                              2005        0.647            0.628                    -
                                                                      2004        0.583            0.647                    -
                                                                      2003        0.459            0.583                    -
                                                                      2002        0.709            0.459                    -
                                                                      2001        1.000            0.709                    -

    MFS Mid Cap Growth Portfolio (5/00)                               2005        0.561            0.569                    -
                                                                      2004        0.500            0.561                    -
                                                                      2003        0.371            0.500                    -
                                                                      2002        0.736            0.371                    -
                                                                      2001        0.849            0.736                    -

    MFS Total Return Portfolio (6/00)                                 2005        1.332            1.350                    -
                                                                      2004        1.214            1.332                    -
                                                                      2003        1.059            1.214                    -
                                                                      2002        1.136            1.059                    -
                                                                      2001        1.000            1.136                    -

    MFS Value Portfolio (5/04)                                        2005        1.121            1.174                    -
                                                                      2004        1.000            1.121                    -

    Mondrian International Stock Portfolio (5/00)                     2005        0.846            0.912                    -
                                                                      2004        0.743            0.846                    -
                                                                      2003        0.587            0.743                    -
                                                                      2002        0.685            0.587                    -
                                                                      2001        0.893            0.685                    -

    Pioneer Fund Portfolio (5/03)                                     2005        1.329            1.386                    -
                                                                      2004        1.215            1.329                    -
                                                                      2003        1.000            1.215                    -

    Pioneer Mid Cap Value Portfolio (6/05)                            2005        1.020            1.062                    -

    Pioneer Strategic Income Portfolio (5/00)                         2005        1.363            1.390                    -
                                                                      2004        1.248            1.363                    -
                                                                      2003        1.061            1.248                    -
                                                                      2002        1.018            1.061                    -
                                                                      2001        1.033            1.018                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                              UNIT VALUE AT                     NUMBER OF UNITS
                                                                               BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                          PORTFOLIO NAME                              YEAR         YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------------    ----    -------------    -------------    ---------------
    Strategic Equity Portfolio (11/99)                                2005        0.731            0.734                    -
                                                                      2004        0.674            0.731                    -
                                                                      2003        0.517            0.674                    -
                                                                      2002        0.790            0.517                    -
                                                                      2001        1.000            0.790                    -

    Style Focus Series: Small Cap Growth Portfolio (5/05)             2005        1.000            1.136                    -

    Style Focus Series: Small Cap Value Portfolio (5/05)              2005        0.987            1.108                    -

    Travelers Managed Income Portfolio (5/01)                         2005        1.211            1.208                    -
                                                                      2004        1.196            1.211                    -
                                                                      2003        1.121            1.196                    -
                                                                      2002        1.115            1.121                    -
                                                                      2001        1.000            1.115                    -

    Van Kampen Enterprise Portfolio (8/00)                            2005        0.660            0.701                    -
                                                                      2004        0.646            0.660                    -
                                                                      2003        0.522            0.646                    -
                                                                      2002        0.752            0.522                    -
                                                                      2001        1.000            0.752                    -

Travelers Series Fund Inc.

    SB Adjustable Rate Income Portfolio - Class I Shares (9/03)       2005        0.994            1.002                    -
                                                                      2004        0.999            0.994                    -
                                                                      2003        1.000            0.999                    -

    Smith Barney Aggressive Growth Portfolio (12/99)                  2005        1.238            1.360                    -
                                                                      2004        1.144            1.238                    -
                                                                      2003        0.864            1.144                    -
                                                                      2002        1.304            0.864                    -
                                                                      2001        1.000            1.304                    -

    Smith Barney High Income Portfolio (5/01)                         2005        1.133            1.144                    -
                                                                      2004        1.042            1.133                    -
                                                                      2003        0.830            1.042                    -
                                                                      2002        0.872            0.830                    -
                                                                      2001        1.000            0.872                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                              UNIT VALUE AT                     NUMBER OF UNITS
                                                                               BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                          PORTFOLIO NAME                              YEAR         YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------------    ----    -------------    -------------    ---------------
    Smith Barney International All Cap Growth Portfolio (4/00)        2005        0.666            0.732                    -
                                                                      2004        0.574            0.666                    -
                                                                      2003        0.458            0.574                    -
                                                                      2002        0.626            0.458                    -
                                                                      2001        1.000            0.626                    -

    Smith Barney Large Cap Value Portfolio (11/99)                    2005        1.010            1.059                    -
                                                                      2004        0.928            1.010                    -
                                                                      2003        0.739            0.928                    -
                                                                      2002        1.007            0.739                    -
                                                                      2001        1.000            1.007                    -

    Smith Barney Large Capitalization Growth Portfolio (11/99)        2005        0.915            0.947                    -
                                                                      2004        0.926            0.915                    -
                                                                      2003        0.638            0.926                    -
                                                                      2002        0.861            0.638                    -
                                                                      2001        1.000            0.861                    -

    Smith Barney Mid Cap Core Portfolio (11/99)                       2005        1.327            1.414                    -
                                                                      2004        1.221            1.327                    -
                                                                      2003        0.956            1.221                    -
                                                                      2002        1.201            0.956                    -
                                                                      2001        1.000            1.201                    -

    Smith Barney Money Market Portfolio (7/00)                        2005        1.052            1.065                    -
                                                                      2004        1.060            1.052                    -
                                                                      2003        1.070            1.060                    -
                                                                      2002        1.074            1.070                    -
                                                                      2001        1.000            1.074                    -

Van Kampen Life Investment Trust

    Emerging Growth Portfolio - Class I Shares (4/00)                 2005        0.730            0.775                    -
                                                                      2004        0.693            0.730                    -
                                                                      2003        0.553            0.693                    -
                                                                      2002        0.832            0.553                    -
                                                                      2001        1.000            0.832                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                              UNIT VALUE AT                     NUMBER OF UNITS
                                                                               BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                          PORTFOLIO NAME                              YEAR         YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------------    ----    -------------    -------------    ---------------
Variable Annuity Portfolios

    Smith Barney Small Cap Growth Opportunities Portfolio (5/01)      2005        1.098              1.134                  -
                                                                      2004        0.965              1.098                  -
                                                                      2003        0.691              0.965                  -
                                                                      2002        0.944              0.691                  -
                                                                      2001        1.000              0.944                  -

Variable Insurance Products Fund

    Contrafund<< Portfolio - Service Class (12/99)                    2005        1.155              1.328                  -
                                                                      2004        1.017              1.155                  -
                                                                      2003        0.805              1.017                  -
                                                                      2002        0.903              0.805                  -
                                                                      2001        1.000              0.903                  -

    Mid Cap Portfolio - Service Class 2 (5/01)                        2005        1.518              1.763                  -
                                                                      2004        1.237              1.518                  -
                                                                      2003        0.909              1.237                  -
                                                                      2002        1.027              0.909                  -

                         CONDENSED FINANCIAL INFORMATION

                       SEPARATE ACCOUNT CHARGES 1.60% (B)

                                                                              UNIT VALUE AT                     NUMBER OF UNITS
                                                                               BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                          PORTFOLIO NAME                              YEAR         YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------------    ----    -------------    -------------    ---------------
    Capital Appreciation Fund (5/00)                                  2005        0.575            0.669           1,091,833
                                                                      2004        0.489            0.575           1,021,955
                                                                      2003        0.398            0.489             989,979
                                                                      2002        0.539            0.398             910,886
                                                                      2001        0.741            0.539             797,412
                                                                      2000        1.000            0.741                   -

AIM Variable Insurance Funds

    AIM V.I. Premier Equity Fund - Series I (5/01)                    2005        0.777            0.808             750,899
                                                                      2004        0.747            0.777             803,062
                                                                      2003        0.607            0.747             854,282
                                                                      2002        0.884            0.607             893,530
                                                                      2001        1.000            0.884             227,887

AllianceBernstein Variable Product Series Fund, Inc.

    AllianceBernstein Growth and Income Portfolio - Class B (5/02)    2005        1.121            1.154             185,913
                                                                      2004        1.024            1.121             127,755
                                                                      2003        0.787            1.024             128,186
                                                                      2002        1.000            0.787              45,190

    AllianceBernstein Large-Cap Growth Portfolio - Class B (11/99)    2005        0.661            0.747           1,598,096
                                                                      2004        0.620            0.661           1,740,166
                                                                      2003        0.511            0.620           1,877,463
                                                                      2002        0.750            0.511           1,645,516
                                                                      2001        0.923            0.750           1,129,808
                                                                      2000        1.127            0.923             286,366
                                                                      1999        1.000            1.127              96,188

American Funds Insurance Series

    Global Growth Fund - Class 2 Shares (11/99)                       2005        1.095            1.229           1,340,169
                                                                      2004        0.980            1.095           1,274,097
                                                                      2003        0.736            0.980           1,255,508
                                                                      2002        0.877            0.736           1,218,395
                                                                      2001        1.039            0.877             953,012
                                                                      2000        1.301            1.039             106,123
                                                                      1999        1.000            1.301              35,494

                         CONDENSED FINANCIAL INFORMATION

                                                                              UNIT VALUE AT                     NUMBER OF UNITS
                                                                               BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                          PORTFOLIO NAME                                YEAR       YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------------      ----  -------------    -------------    ---------------
    Growth Fund - Class 2 Shares (12/99)                                2005      1.086            1.242           3,325,372
                                                                        2004      0.981            1.086           2,992,285
                                                                        2003      0.728            0.981           2,688,587
                                                                        2002      0.980            0.728           2,192,821
                                                                        2001      1.217            0.980           1,418,434
                                                                        2000      1.183            1.217             279,453
                                                                        1999      1.000            1.183              32,012

    Growth-Income Fund - Class 2 Shares (3/00)                          2005      1.258            1.310           3,394,599
                                                                        2004      1.158            1.258           3,102,578
                                                                        2003      0.888            1.158           2,790,028
                                                                        2002      1.105            0.888           2,285,397
                                                                        2001      1.095            1.105           1,207,066
                                                                        2000      1.000            1.095             158,718

Delaware VIP Trust

    Delaware VIP REIT Series - Standard Class (5/00)                    2005      2.200            2.320             524,397
                                                                        2004      1.701            2.200             490,484
                                                                        2003      1.290            1.701             421,285
                                                                        2002      1.254            1.290             175,784
                                                                        2001      1.171            1.254              65,865
                                                                        2000      1.000            1.171               1,000

FAM Variable Series Funds, Inc.

    Mercury Global Allocation V.I. Fund - Class III (11/03)             2005      1.207            1.309              28,167
                                                                        2004      1.074            1.207               9,574
                                                                        2003      1.000            1.074                   -

    Mercury Value Opportunities V.I. Fund - Class III (11/03)           2005      1.205            1.306               8,442
                                                                        2004      1.067            1.205               9,828
                                                                        2003      1.000            1.067                   -

Franklin Templeton Variable Insurance Products Trust

    Franklin Income Securities Fund - Class II Shares (5/05)            2005      1.000            1.051              20,801

                         CONDENSED FINANCIAL INFORMATION
                 SEPARATE ACCOUNT CHARGES 1.60% (B) (CONTINUED)

                                                                              UNIT VALUE AT                     NUMBER OF UNITS
                                                                               BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                          PORTFOLIO NAME                              YEAR         YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------------    ----    -------------    -------------    ---------------
    Franklin Small-Mid Cap Growth Securities Fund - Class
    2 Shares (4/00)                                                   2005        0.835            0.861             520,262
                                                                      2004        0.761            0.835             569,576
                                                                      2003        0.564            0.761             522,982
                                                                      2002        0.803            0.564             667,545
                                                                      2001        0.963            0.803             386,790
                                                                      2000        1.000            0.963              19,259

    Mutual Shares Securities Fund - Class 2 Shares (5/02)             2005        1.152            1.253             370,746
                                                                      2004        1.039            1.152             454,839
                                                                      2003        0.844            1.039             435,419
                                                                      2002        1.000            0.844              36,512

    Templeton Developing Markets Securities Fund - Class
    2 Shares (5/03)                                                   2005        1.775            2.226             138,497
                                                                      2004        1.446            1.775              75,008
                                                                      2003        1.000            1.446              14,072

    Templeton Foreign Securities Fund - Class 2 Shares (4/00)         2005        1.071            1.162             455,205
                                                                      2004        0.918            1.071             305,019
                                                                      2003        0.706            0.918             271,043
                                                                      2002        0.881            0.706             206,340
                                                                      2001        1.065            0.881              96,122
                                                                      2000        1.000            1.065              15,014

    Templeton Growth Securities Fund - Class 2 Shares (5/02)          2005        1.174            1.258             295,433
                                                                      2004        1.028            1.174              49,047
                                                                      2003        0.791            1.028             107,889
                                                                      2002        1.000            0.791                   -

Greenwich Street Series Fund

    Appreciation Portfolio (4/00)                                     2005        1.029            1.057           1,637,872
                                                                      2004        0.962            1.029           1,649,177
                                                                      2003        0.784            0.962           1,597,967
                                                                      2002        0.966            0.784           1,055,953
                                                                      2001        1.023            0.966             456,140
                                                                      2000        1.000            1.023              27,890

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   Diversified Strategic Income Portfolio (2/01)               2005        1.223           1.234           750,881
                                                               2004        1.164           1.223           846,734
                                                               2003        1.058           1.164           842,149
                                                               2002        1.026           1.058           501,320
                                                               2001        1.000           1.026           214,616

   Equity Index Portfolio - Class II Shares (2/01)             2005        0.853           0.875         2,428,045
                                                               2004        0.786           0.853         2,711,504
                                                               2003        0.625           0.786         2,943,217
                                                               2002        0.818           0.625         1,808,443
                                                               2001        1.000           0.818           923,288

   Fundamental Value Portfolio (4/01)                          2005        1.304           1.344         1,864,743
                                                               2004        1.224           1.304         2,184,138
                                                               2003        0.897           1.224         2,305,380
                                                               2002        1.158           0.897         2,138,474
                                                               2001        1.000           1.158           668,636

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        0.445           0.491         1,025,490
                                                               2004        0.375           0.445         1,080,108
                                                               2003        0.283           0.375         1,087,735
                                                               2002        0.400           0.283           802,206
                                                               2001        0.673           0.400           587,522
                                                               2000        1.000           0.673            16,276

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.508           1.544           114,140
                                                               2004        1.334           1.508            50,521
                                                               2003        1.000           1.334            10,392

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.378           1.400           405,305
                                                               2004        1.243           1.378           334,959
                                                               2003        1.000           1.243           223,423

   Mid-Cap Value Portfolio (5/03)                              2005        1.536           1.636           311,431
                                                               2004        1.258           1.536           209,638
                                                               2003        1.000           1.258            38,024

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR     END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.122           1.127           406,116
                                                               2004        1.046           1.122           195,829
                                                               2003        1.000           1.046            76,882

   Total Return Portfolio - Administrative Class (5/01)        2005        1.204           1.214         4,703,281
                                                               2004        1.167           1.204         4,955,922
                                                               2003        1.129           1.167         5,379,938
                                                               2002        1.051           1.129         4,675,396
                                                               2001        1.000           1.051         1,184,780

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        0.767           0.810            77,546
                                                               2004        0.724           0.767            80,301
                                                               2003        0.558           0.724            80,357
                                                               2002        0.805           0.558            60,718
                                                               2001        1.000           0.805            20,854

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.003           1.108           323,478
                                                               2004        0.877           1.003           357,361
                                                               2003        0.694           0.877           312,769
                                                               2002        0.856           0.694           287,543
                                                               2001        1.000           0.856           167,986

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.599           1.685         1,053,146
                                                               2004        1.288           1.599         1,112,404
                                                               2003        0.874           1.288         1,139,306
                                                               2002        1.087           0.874           667,718
                                                               2001        1.000           1.087           219,720

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                               2005        1.296           1.327         2,536,190
                                                               2004        1.215           1.296         2,990,949
                                                               2003        0.888           1.215         3,201,965
                                                               2002        1.204           0.888         3,089,805
                                                               2001        1.000           1.204         1,352,966

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   Investors Fund - Class I (5/01)                             2005        1.162           1.218         1,584,026
                                                               2004        1.069           1.162         1,681,872
                                                               2003        0.821           1.069         1,765,663
                                                               2002        1.084           0.821         1,678,687
                                                               2001        1.000           1.084           688,342

   Small Cap Growth Fund - Class I (3/01)                      2005        1.357           1.401           862,944
                                                               2004        1.198           1.357           887,897
                                                               2003        0.817           1.198           881,064
                                                               2002        1.272           0.817           930,480
                                                               2001        1.000           1.272           396,736

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        0.804           0.789            96,220
                                                               2004        0.790           0.804           103,041
                                                               2003        0.650           0.790            97,605
                                                               2002        0.893           0.650           101,456
                                                               2001        1.000           0.893            18,365

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        0.861           0.901            96,089
                                                               2004        0.851           0.861           102,329
                                                               2003        0.644           0.851           166,309
                                                               2002        0.893           0.644           115,889
                                                               2001        1.000           0.893            38,292

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.440           1.492           433,450
                                                               2004        1.372           1.440           870,667
                                                               2003        1.061           1.372           843,560
                                                               2002        1.000           1.061           592,024

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.287           1.321           143,617
                                                               2004        1.245           1.287           159,012
                                                               2003        1.038           1.245           664,987
                                                               2002        1.000           1.038            66,095

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.508           1.582           195,498
                                                               2004        1.390           1.508           197,092
                                                               2003        1.074           1.390           201,746
                                                               2002        1.000           1.074           162,663

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.425           1.453            93,196
                                                               2004        1.357           1.425           368,697
                                                               2003        1.069           1.357           351,989
                                                               2002        1.000           1.069           146,679

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        0.862           0.923           791,266
                                                               2004        0.823           0.862           914,754
                                                               2003        0.646           0.823           923,566
                                                               2002        0.863           0.646           813,867
                                                               2001        1.000           0.863           186,705

   Equity Income Portfolio (4/00)                              2005        1.228           1.262         2,590,594
                                                               2004        1.135           1.228         2,624,443
                                                               2003        0.879           1.135         2,645,190
                                                               2002        1.038           0.879         1,908,214
                                                               2001        1.130           1.038         1,262,895
                                                               2000        1.000           1.130            12,212

   Large Cap Portfolio (11/99)                                 2005        0.753           0.805         1,293,750
                                                               2004        0.718           0.753         1,300,341
                                                               2003        0.585           0.718         1,328,748
                                                               2002        0.771           0.585           811,822
                                                               2001        0.947           0.771           435,079
                                                               2000        1.125           0.947             9,529
                                                               1999        1.000           1.125                 -

   Managed Allocation Series: Aggressive Portfolio (6/05)      2005        1.000           1.077                 -

   Managed Allocation Series: Conservative Portfolio (8/05)    2005        1.022           1.031               874

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
Managed Allocation Series: Moderate Portfolio (6/05)           2005        1.002           1.046           124,378

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                         2005        1.000           1.065                 -

Managed Allocation Series: Moderate-Conservative
Portfolio (5/05)                                               2005        1.000           1.037                 -

Mercury Large Cap Core Portfolio (8/00)                        2005        0.806           0.889           365,733
                                                               2004        0.707           0.806           387,974
                                                               2003        0.593           0.707           408,908
                                                               2002        0.805           0.593           451,779
                                                               2001        1.055           0.805           193,579
                                                               2000        1.000           1.055            12,368

MFS Emerging Growth Portfolio (4/00)                           2005        0.645           0.626                 -
                                                               2004        0.581           0.645           636,067
                                                               2003        0.457           0.581           777,647
                                                               2002        0.707           0.457           828,116
                                                               2001        1.126           0.707           495,736
                                                               2000        1.000           1.126            52,455

MFS Mid Cap Growth Portfolio (5/00)                            2005        0.560           0.568         2,527,381
                                                               2004        0.499           0.560         1,648,468
                                                               2003        0.370           0.499         1,689,467
                                                               2002        0.735           0.370         1,021,136
                                                               2001        0.978           0.735           440,334
                                                               2000        1.000           0.978             1,000

MFS Total Return Portfolio (6/00)                              2005        1.328           1.346         5,094,500
                                                               2004        1.211           1.328         5,040,154
                                                               2003        1.056           1.211         5,376,924
                                                               2002        1.132           1.056         4,046,493
                                                               2001        1.151           1.132         2,348,284
                                                               2000        1.000           1.151            62,642

MFS Value Portfolio (5/04)                                     2005        1.121           1.174           166,433
                                                               2004        1.000           1.121             6,859

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
Mondrian International Stock Portfolio (5/00)                  2005        0.845           0.910           577,036
                                                               2004        0.742           0.845           468,938
                                                               2003        0.586           0.742           376,707
                                                               2002        0.684           0.586            69,198
                                                               2001        0.942           0.684            15,435
                                                               2000        1.000           0.942             1,000

Pioneer Fund Portfolio (5/03)                                  2005        1.329           1.386             6,819
                                                               2004        1.215           1.329             6,826
                                                               2003        1.000           1.215                 -

Pioneer Mid Cap Value Portfolio (6/05)                         2005        1.020           1.062                 -

Pioneer Strategic Income Portfolio (5/00)                      2005        1.360           1.388           448,698
                                                               2004        1.246           1.360           230,725
                                                               2003        1.059           1.246           154,339
                                                               2002        1.016           1.059           155,124
                                                               2001        0.991           1.016            78,635
                                                               2000        1.000           0.991             1,000

Strategic Equity Portfolio (11/99)                             2005        0.729           0.732         2,212,319
                                                               2004        0.672           0.729         2,465,759
                                                               2003        0.515           0.672         2,649,642
                                                               2002        0.788           0.515         1,708,869
                                                               2001        0.925           0.788           936,287
                                                               2000        1.149           0.925            40,615
                                                               1999        1.000           1.149                 -

Style Focus Series: Small Cap Growth Portfolio (5/05)          2005        1.000           1.136                 -

Style Focus Series: Small Cap Value Portfolio (5/05)           2005        0.987           1.108                 -

Travelers Managed Income Portfolio (5/01)                      2005        1.207           1.205           614,246
                                                               2004        1.193           1.207           730,685
                                                               2003        1.118           1.193           906,536
                                                               2002        1.112           1.118           915,092
                                                               2001        1.000           1.112           211,077

                         CONDENSED FINANCIAL INFORMATION

                                                                           UNIT VALUE AT                     NUMBER OF UNITS
                                                                            BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                            PORTFOLIO NAME                       YEAR          YEAR          END OF YEAR       END OF YEAR
--------------------------------------------------------------   ----      -------------    -------------    ---------------
   Van Kampen Enterprise Portfolio (8/00)                        2005           0.658           0.699             109,968
                                                                 2004           0.644           0.658             117,320
                                                                 2003           0.521           0.644             127,774
                                                                 2002           0.749           0.521             113,304
                                                                 2001           0.967           0.749              89,971
                                                                 2000           1.000           0.967               5,038

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares (9/03)   2005           0.994           1.002              25,362
                                                                 2004           0.999           0.994              10,964
                                                                 2003           1.000           0.999                   -

   Smith Barney Aggressive Growth Portfolio (12/99)              2005           1.234           1.356           2,789,632
                                                                 2004           1.141           1.234           3,002,324
                                                                 2003           0.862           1.141           3,018,066
                                                                 2002           1.300           0.862           3,104,272
                                                                 2001           1.377           1.300           1,820,456
                                                                 2000           1.000           1.377              10,437

   Smith Barney High Income Portfolio (5/01)                     2005           1.130           1.141             649,379
                                                                 2004           1.039           1.130             805,157
                                                                 2003           0.828           1.039             865,154
                                                                 2002           0.870           0.828             462,790
                                                                 2001           1.000           0.870             305,604

   Smith Barney International All Cap Growth Portfolio (4/00)    2005           0.664           0.730             225,766
                                                                 2004           0.573           0.664             225,899
                                                                 2003           0.457           0.573              97,076
                                                                 2002           0.624           0.457              98,165
                                                                 2001           0.922           0.624             130,148
                                                                 2000           1.000           0.922              95,051

   Smith Barney Large Cap Value Portfolio (11/99)                2005           1.007           1.056             677,703
                                                                 2004           0.925           1.007             712,168
                                                                 2003           0.737           0.925             786,799
                                                                 2002           1.004           0.737           1,033,287
                                                                 2001           1.111           1.004             657,150

                         CONDENSED FINANCIAL INFORMATION

                                                                           UNIT VALUE AT                     NUMBER OF UNITS
                                                                            BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                            PORTFOLIO NAME                       YEAR          YEAR          END OF YEAR       END OF YEAR
-------------------------------------------------------------    ----      -------------    -------------    ---------------
   Smith Barney Large Cap Value Portfolio  (continued)           2000          0.998            1.111              71,969
                                                                 1999          1.000            0.998              46,952

   Smith Barney Large Capitalization Growth Portfolio (11/99)    2005          0.912            0.945           1,791,939
                                                                 2004          0.924            0.912           2,124,750
                                                                 2003          0.636            0.924           2,193,183
                                                                 2002          0.859            0.636           2,247,076
                                                                 2001          0.998            0.859           1,026,339
                                                                 2000          1.090            0.998              48,107
                                                                 1999          1.000            1.090                   -

   Smith Barney Mid Cap Core Portfolio (11/99)                   2005          1.323            1.410             862,445
                                                                 2004          1.218            1.323             924,130
                                                                 2003          0.953            1.218             926,626
                                                                 2002          1.198            0.953           1,057,885
                                                                 2001          1.352            1.198             544,002
                                                                 2000          1.165            1.352              53,126
                                                                 1999          1.000            1.165              36,659

   Smith Barney Money Market Portfolio (7/00)                    2005          1.050            1.062           1,511,748
                                                                 2004          1.057            1.050           1,638,866
                                                                 2003          1.067            1.057           1,716,656
                                                                 2002          1.071            1.067           3,010,670
                                                                 2001          1.049            1.071           1,230,680
                                                                 2000          1.000            1.049               9,253

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (4/00)             2005          0.728            0.773             472,240
                                                                 2004          0.691            0.728             483,457
                                                                 2003          0.551            0.691             561,096
                                                                 2002          0.830            0.551             574,054
                                                                 2001          1.231            0.830             355,795
                                                                 2000          1.000            1.231              70,059

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio (5/01)  2005          1.098            1.134             146,891
                                                                 2004          0.965            1.098             151,184
                                                                 2003          0.691            0.965             175,378

                         CONDENSED FINANCIAL INFORMATION

                                                                                                                     NUMBER OF UNITS
                                                                                 UNIT VALUE AT      UNIT VALUE AT    OUTSTANDING AT
                            PORTFOLIO NAME                              YEAR   BEGINNING OF YEAR     END OF YEAR       END OF YEAR
--------------------------------------------------------------------    ----   -----------------   ---------------   ---------------
   Smith Barney Small Cap Growth Opportunities Portfolio (continued)    2002         0.944               0.691           137,148
                                                                        2001         1.000               0.944             5,693

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (12/99)                       2005         1.151               1.324           505,019
                                                                        2004         1.014               1.151           496,602
                                                                        2003         0.803               1.014           426,397
                                                                        2002         0.901               0.803           290,613
                                                                        2001         1.045               0.901           103,316
                                                                        2000         1.138               1.045             2,548
                                                                        1999         1.000               1.138                 -

   Mid Cap Portfolio - Service Class 2 (5/01)                           2005         1.518               1.763         1,027,587
                                                                        2004         1.237               1.518           843,122
                                                                        2003         0.909               1.237           789,371
                                                                        2002         1.027               0.909           494,141

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.65%

                                                                           UNIT VALUE AT                   NUMBER OF UNITS
                                                                           BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                            PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------------   ----   -------------   -------------   ---------------
   Capital Appreciation Fund (5/00)                                 2005       1.348            1.567            12,756
                                                                    2004       1.147            1.348                 -
                                                                    2003       1.000            1.147                 -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)                   2005       1.159            1.204                 -
                                                                    2004       1.114            1.159                 -
                                                                    2003       1.000            1.114                 -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B (5/02)   2005       1.227            1.263            70,443
                                                                    2004       1.122            1.227            47,564
                                                                    2003       1.000            1.122                 -

   AllianceBernstein Large-Cap Growth Portfolio - Class B (11/99)   2005       1.167            1.318           126,621
                                                                    2004       1.095            1.167           127,017
                                                                    2003       1.000            1.095                 -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                      2005       1.328            1.490           414,331
                                                                    2004       1.189            1.328           209,668
                                                                    2003       1.000            1.189            11,198

   Growth Fund - Class 2 Shares (12/99)                             2005       1.274            1.456         1,448,021
                                                                    2004       1.151            1.274           594,397
                                                                    2003       1.000            1.151                 -

   Growth-Income Fund - Class 2 Shares (3/00)                       2005       1.247            1.298         1,466,940
                                                                    2004       1.149            1.247           707,032
                                                                    2003       1.000            1.149            24,831

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)                 2005       1.480            1.560            50,289
                                                                    2004       1.145            1.480                 -
                                                                    2003       1.000            1.145                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                           UNIT VALUE AT                   NUMBER OF UNITS
                                                                            BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                            PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------------   ----   -------------   -------------   ---------------
FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)          2005       1.207           1.308                 -
                                                                    2004       1.074           1.207                 -
                                                                    2003       1.000           1.074                 -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)        2005       1.205           1.305           116,365
                                                                    2004       1.067           1.205                 -
                                                                    2003       1.000           1.067                 -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)         2005       1.000           1.051           157,029

   Franklin Small-Mid Cap Growth Securities Fund - Class 2 Shares
   (4/00)                                                           2005       1.310           1.350            80,057
                                                                    2004       1.194           1.310            79,792
                                                                    2003       1.000           1.194             8,288

   Mutual Shares Securities Fund - Class 2 Shares (5/02)            2005       1.240           1.348           255,651
                                                                    2004       1.119           1.240            93,925
                                                                    2003       1.000           1.119             2,394

   Templeton Developing Markets Securities Fund - Class 2 Shares
   (5/03)                                                           2005       1.552           1.945           212,727
                                                                    2004       1.265           1.552           109,299
                                                                    2003       1.000           1.265             7,153

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)        2005       1.373           1.488           687,128
                                                                    2004       1.177           1.373           208,807
                                                                    2003       1.000           1.177                 -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)         2005       1.327           1.421           169,003
                                                                    2004       1.163           1.327            14,468
                                                                    2003       1.000           1.163                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                           UNIT VALUE AT                   NUMBER OF UNITS
                                                                            BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                 PORTFOLIO NAME                                     YEAR       YEAR         END OF YEAR      END OF YEAR
------------------------------------------------------              ----   -------------   -------------   ---------------
Greenwich Street Series Fund
   Appreciation Portfolio (4/00)                                    2005       1.200           1.231            224,437
                                                                    2004       1.121           1.200            135,134
                                                                    2003       1.000           1.121             11,777

   Diversified Strategic Income Portfolio (2/01)                    2005       1.112           1.122            244,418
                                                                    2004       1.059           1.112            165,730
                                                                    2003       1.000           1.059              7,260

   Equity Index Portfolio - Class II Shares (2/01)                  2005       1.227           1.258            263,534
                                                                    2004       1.132           1.227            165,512
                                                                    2003       1.000           1.132              2,383

   Fundamental Value Portfolio (4/01)                               2005       1.246           1.284            397,176
                                                                    2004       1.171           1.246            184,304
                                                                    2003       1.000           1.171                  -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)                 2005       1.355           1.493             47,414
                                                                    2004       1.144           1.355              6,353
                                                                    2003       1.000           1.144                  -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                     2005       1.328           1.358            137,803
                                                                    2004       1.175           1.328             42,276
                                                                    2003       1.000           1.175                  -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                               2005       1.266           1.286            152,335
                                                                    2004       1.142           1.266             75,347
                                                                    2003       1.000           1.142                  -

   Mid-Cap Value Portfolio (5/03)                                   2005       1.413           1.504            477,152
                                                                    2004       1.158           1.413            220,095
                                                                    2003       1.000           1.158              5,067

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)              2005       1.122           1.127            460,270
                                                                    2004       1.048           1.122            152,537
                                                                    2003       1.000           1.048              7,307

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                   NUMBER OF UNITS
                                                                         BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                            PORTFOLIO NAME                       YEAR       YEAR         END OF YEAR      END OF YEAR
---------------------------------------------------------------  ----   -------------   -------------   ---------------
   Total Return Portfolio - Administrative Class (5/01)          2005       1.059           1.067         1,570,341
                                                                 2004       1.026           1.059           184,224
                                                                 2003       1.000           1.026                 -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)      2005       1.193           1.259                 -
                                                                 2004       1.128           1.193                 -
                                                                 2003       1.000           1.128                 -

   Putnam VT International Equity Fund - Class IB Shares (5/01)  2005       1.351           1.491                 -
                                                                 2004       1.182           1.351                 -
                                                                 2003       1.000           1.182                 -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)       2005       1.537           1.619           144,056
                                                                 2004       1.238           1.537            31,452
                                                                 2003       1.000           1.238                 -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                                 2005       1.248           1.278            72,040
                                                                 2004       1.172           1.248            72,054
                                                                 2003       1.000           1.172                 -

   Investors Fund - Class I (5/01)                               2005       1.247           1.307            19,843
                                                                 2004       1.149           1.247            19,843
                                                                 2003       1.000           1.149                 -

   Small Cap Growth Fund - Class I (3/01)                        2005       1.402           1.447            55,569
                                                                 2004       1.239           1.402            31,281
                                                                 2003       1.000           1.239                 -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)               2005       1.122           1.101            34,881
                                                                 2004       1.103           1.122               326
                                                                 2003       1.000           1.103                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                                               BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                            PORTFOLIO NAME                             YEAR      YEAR          END OF YEAR      END OF YEAR
---------------------------------------------------------------------  ----   -------------   -------------   ---------------
   Smith Barney Premier Selections All Cap Growth Portfolio (5/01)     2005       1.167           1.220             6,478
                                                                       2004       1.153           1.167             6,481
                                                                       2003       1.000           1.153                 -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value (10/02)    2005       1.186           1.228         1,539,307
                                                                       2004       1.131           1.186         1,197,888
                                                                       2003       1.000           1.131            18,486

   Multiple Discipline Portfolio - Balanced All Cap Growth and Value
   (10/02)                                                             2005       1.127           1.155         1,067,047
                                                                       2004       1.091           1.127           566,801
                                                                       2003       1.000           1.091                 -

   Multiple Discipline Portfolio - Global All Cap Growth and Value
   (10/02)                                                             2005       1.238           1.298           847,950
                                                                       2004       1.142           1.238           216,095
                                                                       2003       1.000           1.142                 -

   Multiple Discipline Portfolio - Large Cap Growth and Value (10/02)  2005       1.180           1.202           156,295
                                                                       2004       1.124           1.180            53,951
                                                                       2003       1.000           1.124                 -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                           2005       1.193           1.276            45,298
                                                                       2004       1.138           1.193                 -
                                                                       2003       1.000           1.138                 -

   Equity Income Portfolio (4/00)                                      2005       1.226           1.260            90,175
                                                                       2004       1.134           1.226            60,231
                                                                       2003       1.000           1.134                 -

   Large Cap Portfolio (11/99)                                         2005       1.179           1.260            39,091
                                                                       2004       1.125           1.179             9,902
                                                                       2003       1.000           1.125                 -

   Managed Allocation Series: Aggressive Portfolio (6/05)              2005       1.000           1.077                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                                               BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                         PORTFOLIO NAME                                YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------------      ----   -------------   -------------   ---------------
Managed Allocation Series: Conservative Portfolio (8/05)               2005       1.022           1.030                 -

Managed Allocation Series: Moderate Portfolio (6/05)                   2005       1.002           1.046           228,625

Managed Allocation Series: Moderate-Aggressive Portfolio (5/05)        2005       1.000           1.064                 -

Managed Allocation Series: Moderate-Conservative Portfolio (5/05)      2005       1.000           1.037             3,439

Mercury Large Cap Core Portfolio (8/00)                                2005       1.244           1.371           103,469
                                                                       2004       1.091           1.244                 -
                                                                       2003       1.000           1.091                 -

MFS Emerging Growth Portfolio (4/00)                                   2005       1.228           1.191                 -
                                                                       2004       1.107           1.228            19,369
                                                                       2003       1.000           1.107                 -

MFS Mid Cap Growth Portfolio (5/00)                                    2005       1.272           1.290            72,204
                                                                       2004       1.134           1.272                 -
                                                                       2003       1.000           1.134                 -

MFS Total Return Portfolio (6/00)                                      2005       1.185           1.200           933,290
                                                                       2004       1.080           1.185           545,728
                                                                       2003       1.000           1.080                 -

MFS Value Portfolio (5/04)                                             2005       1.120           1.173            96,637
                                                                       2004       1.000           1.120                 -

Mondrian International Stock Portfolio (5/00)                          2005       1.321           1.423           153,843
                                                                       2004       1.160           1.321           109,099
                                                                       2003       1.000           1.160             1,167

Pioneer Fund Portfolio (5/03)                                          2005       1.234           1.286            30,287
                                                                       2004       1.129           1.234            24,600
                                                                       2003       1.000           1.129                 -

Pioneer Mid Cap Value Portfolio (6/05)                                 2005       1.020           1.062                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                   NUMBER OF UNITS
                                                                         BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                            PORTFOLIO NAME                       YEAR       YEAR         END OF YEAR      END OF YEAR
--------------------------------------------------------------   ----   -------------   -------------   ---------------
   Pioneer Strategic Income Portfolio (5/00)                     2005       1.179           1.203            374,138
                                                                 2004       1.081           1.179            117,524
                                                                 2003       1.000           1.081                  -

   Strategic Equity Portfolio (11/99)                            2005       1.213           1.217                  -
                                                                 2004       1.118           1.213                  -
                                                                 2003       1.000           1.118                  -

   Style Focus Series: Small Cap Growth Portfolio (5/05)         2005       1.000           1.135                  -

   Style Focus Series: Small Cap Value Portfolio (5/05)          2005       0.987           1.108                  -

   Travelers Managed Income Portfolio (5/01)                     2005       1.043           1.040            240,856
                                                                 2004       1.031           1.043            303,771
                                                                 2003       1.000           1.031                  -

   Van Kampen Enterprise Portfolio (8/00)                        2005       1.155           1.225              1,656
                                                                 2004       1.130           1.155                  -
                                                                 2003       1.000           1.130                  -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares (9/03)   2005       0.994           1.001            175,675
                                                                 2004       0.999           0.994            116,252
                                                                 2003       1.000           0.999                  -

   Smith Barney Aggressive Growth Portfolio (12/99)              2005       1.230           1.351            698,240
                                                                 2004       1.138           1.230            414,907
                                                                 2003       1.000           1.138             15,556

   Smith Barney High Income Portfolio (5/01)                     2005       1.198           1.210            363,925
                                                                 2004       1.103           1.198            139,420
                                                                 2003       1.000           1.103                  -

   Smith Barney International All Cap Growth Portfolio (4/00)    2005       1.363           1.498                  -
                                                                 2004       1.176           1.363                  -
                                                                 2003       1.000           1.176                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
--------------------------------------------------------       ----    -------------    -------------     ---------------
   Smith Barney Large Cap Value Portfolio (11/99)              2005        1.250            1.310                    -
                                                               2004        1.149            1.250                    -
                                                               2003        1.000            1.149                    -

   Smith Barney Large Capitalization Growth Portfolio
   (11/99)                                                     2005        1.156            1.196              245,369
                                                               2004        1.171            1.156               62,721
                                                               2003        1.000            1.171                    -

   Smith Barney Mid Cap Core Portfolio (11/99)                 2005        1.260            1.343               91,898
                                                               2004        1.160            1.260               60,929
                                                               2003        1.000            1.160               11,142

   Smith Barney Money Market Portfolio (7/00)                  2005        0.988            0.999              438,507
                                                               2004        0.996            0.988               93,816
                                                               2003        1.000            0.996               98,846

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (4/00)           2005        1.176            1.249                    -
                                                               2004        1.117            1.176                    -
                                                               2003        1.000            1.117                    -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.406            1.451              127,518
                                                               2004        1.237            1.406               79,725
                                                               2003        1.000            1.237                    -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (12/99)              2005        1.297            1.490              565,618
                                                               2004        1.143            1.297              302,203
                                                               2003        1.000            1.143                    -

   Mid Cap Portfolio - Service Class 2 (5/01)                  2005        1.471            1.708              573,698
                                                               2004        1.200            1.471              335,336
                                                               2003        1.000            1.200                    -

                         CONDENSED FINANCIAL INFORMATION

                       SEPARATE ACCOUNT CHARGES 1.80% (A)

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR       END OF YEAR
----------------------------------------------------------     ----    -------------    -------------    ---------------
   Capital Appreciation Fund (5/00)                            2005        1.395             1.619             12,733
                                                               2004        1.188             1.395             12,740
                                                               2003        0.968             1.188             12,749
                                                               2002        1.000             0.968                  -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        1.229             1.276                  -
                                                               2004        1.183             1.229                  -
                                                               2003        0.963             1.183                  -
                                                               2002        1.000             0.963                  -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.362             1.399              3,244
                                                               2004        1.247             1.362              3,250
                                                               2003        0.960             1.247              2,224
                                                               2002        1.000             0.960                  -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                     2005        1.222             1.378             25,869
                                                               2004        1.148             1.222             25,662
                                                               2003        0.948             1.148             25,474
                                                               2002        1.000             0.948                  -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                 2005        1.458             1.634              7,987
                                                               2004        1.308             1.458              3,312
                                                               2003        0.984             1.308              1,726
                                                               2002        1.000             0.984                  -

   Growth Fund - Class 2 Shares (12/99)                        2005        1.426             1.628             32,415
                                                               2004        1.291             1.426             29,481
                                                               2003        0.961             1.291             13,149
                                                               2002        1.000             0.961                  -

   Growth-Income Fund - Class 2 Shares (3/00)                  2005        1.370             1.424             42,289
                                                               2004        1.263             1.370             30,962
                                                               2003        0.971             1.263             13,722
                                                               2002        1.000             0.971                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR       END OF YEAR
------------------------------------------------------------   ----    -------------    -------------    ---------------
Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)            2005        1.708            1.798               4,400
                                                               2004        1.323            1.708               4,404
                                                               2003        1.005            1.323               2,295
                                                               2002        1.000            1.005                   -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.205            1.304                   -
                                                               2004        1.074            1.205                   -
                                                               2003        1.000            1.074                   -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.203            1.301                   -
                                                               2004        1.067            1.203                   -
                                                               2003        1.000            1.067                   -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000            1.050                   -
   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (4/00)                                               2005        1.430            1.472               6,320
                                                               2004        1.306            1.430               6,328
                                                               2003        0.969            1.306               3,766
                                                               2002        1.000            0.969                   -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.352            1.468               5,796
                                                               2004        1.222            1.352               5,087
                                                               2003        0.994            1.222               8,845
                                                               2002        1.000            0.994                   -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.769            2.214                   -
                                                               2004        1.444            1.769                   -
                                                               2003        1.000            1.444                   -

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)   2005        1.495            1.618               5,580
                                                               2004        1.284            1.495               5,586

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Templeton Foreign Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.989            1.284               2,149
                                                               2002        1.000            0.989                   -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.444            1.544                   -
                                                               2004        1.267            1.444                   -
                                                               2003        0.977            1.267                   -
                                                               2002        1.000            0.977                   -

Greenwich Street Series Fund
   Appreciation Portfolio (4/00)                               2005        1.277            1.308              11,003
                                                               2004        1.195            1.277              11,012
                                                               2003        0.977            1.195               2,822
                                                               2002        1.000            0.977                   -

   Diversified Strategic Income Portfolio (2/01)               2005        1.162            1.171               6,104
                                                               2004        1.109            1.162               6,109
                                                               2003        1.010            1.109               3,253
                                                               2002        1.000            1.010                   -

   Equity Index Portfolio - Class II Shares (2/01)             2005        1.314            1.345                   1
                                                               2004        1.213            1.314              44,329
                                                               2003        0.967            1.213               1,426
                                                               2002        1.000            0.967                   -

   Fundamental Value Portfolio (4/01)                          2005        1.398            1.439              86,161
                                                               2004        1.315            1.398              92,694
                                                               2003        0.966            1.315              30,308
                                                               2002        1.000            0.966                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.540            1.694                   -
                                                               2004        1.301            1.540                   -
                                                               2003        0.983            1.301                   -
                                                               2002        1.000            0.983                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
--------------------------------------------------------       ----    -------------    -------------     ---------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.503            1.536                   -
                                                               2004        1.332            1.503                   -
                                                               2003        1.000            1.332                   -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.373            1.393              19,841
                                                               2004        1.241            1.373              10,594
                                                               2003        1.000            1.241               4,252

   Mid-Cap Value Portfolio (5/03)                              2005        1.531            1.627               1,848
                                                               2004        1.256            1.531                   -
                                                               2003        1.000            1.256                   -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.118            1.121              41,549
                                                               2004        1.045            1.118              49,209
                                                               2003        1.000            1.045              21,273

   Total Return Portfolio - Administrative Class (5/01)        2005        1.075            1.082             318,259
                                                               2004        1.044            1.075             318,280
                                                               2003        1.012            1.044             305,197
                                                               2002        1.000            1.012                   -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.313            1.383                   -
                                                               2004        1.242            1.313                   -
                                                               2003        0.958            1.242                   -
                                                               2002        1.000            0.958                   -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.433            1.579              26,008
                                                               2004        1.255            1.433              26,008
                                                               2003        0.994            1.255              26,008
                                                               2002        1.000            0.994                   -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.780            1.871               8,767
                                                               2004        1.436            1.780               8,773

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares
   (continued)                                                 2003        0.977            1.436               8,062
                                                               2002        1.000            0.977                   -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                               2005        1.395            1.425              49,576
                                                               2004        1.311            1.395              49,426
                                                               2003        0.960            1.311              47,950
                                                               2002        1.000            0.960                   -

   Investors Fund - Class I (5/01)                             2005        1.351            1.413              34,345
                                                               2004        1.246            1.351              34,350
                                                               2003        0.959            1.246              11,586
                                                               2002        1.000            0.959                   -

   Small Cap Growth Fund - Class I (3/01)                      2005        1.604            1.652               3,047
                                                               2004        1.418            1.604               3,050
                                                               2003        0.970            1.418               1,719
                                                               2002        1.000            0.970                   -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.186            1.163                   -
                                                               2004        1.168            1.186                   -
                                                               2003        0.963            1.168                   -
                                                               2002        1.000            0.963                   -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.279            1.336                   -
                                                               2004        1.266            1.279                   -
                                                               2003        0.960            1.266                   -
                                                               2002        1.000            0.960                   -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.311            1.355             263,374
                                                               2004        1.251            1.311             260,754
                                                               2003        0.969            1.251             233,930
                                                               2002        1.000            0.969                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.210             1.239           319,561
                                                               2004        1.173             1.210           324,696
                                                               2003        0.980             1.173           267,224
                                                               2002        1.000             0.980                 -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.347             1.410             6,440
                                                               2004        1.244             1.347                 -
                                                               2003        0.963             1.244                 -
                                                               2002        1.000             0.963                 -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.277             1.299                 -
                                                               2004        1.218             1.277                 -
                                                               2003        0.962             1.218                 -
                                                               2002        1.000             0.962                 -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.285             1.372            12,258
                                                               2004        1.228             1.285            12,264
                                                               2003        0.967             1.228             3,127
                                                               2002        1.000             0.967                 -

   Equity Income Portfolio (4/00)                              2005        1.333             1.367            61,545
                                                               2004        1.235             1.333            61,375
                                                               2003        0.958             1.235            35,288
                                                               2002        1.000             0.958                 -

   Large Cap Portfolio (11/99)                                 2005        1.238             1.322                 -
                                                               2004        1.184             1.238                 -
                                                               2003        0.967             1.184                 -
                                                               2002        1.000             0.967                 -

   Managed Allocation Series: Aggressive Portfolio (6/05)      2005        1.000             1.076                 -

   Managed Allocation Series: Conservative Portfolio (8/05)    2005        1.021             1.029                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.002             1.045                  -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000             1.063                  -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (5/05)                                            2005        1.000             1.036                  -

   Mercury Large Cap Core Portfolio (8/00)                     2005        1.318             1.451             14,317
                                                               2004        1.158             1.318             14,325
                                                               2003        0.973             1.158              4,165
                                                               2002        1.000             0.973                  -

   MFS Emerging Growth Portfolio (4/00)                        2005        1.364             1.323                  -
                                                               2004        1.232             1.364                  -
                                                               2003        0.971             1.232                  -
                                                               2002        1.000             0.971                  -

   MFS Mid Cap Growth Portfolio (5/00)                         2005        1.469             1.487             37,313
                                                               2004        1.311             1.469             37,155
                                                               2003        0.974             1.311             37,013
                                                               2002        1.000             0.974                  -

   MFS Total Return Portfolio (6/00)                           2005        1.235             1.249            387,682
                                                               2004        1.128             1.235            387,714
                                                               2003        0.986             1.128            354,044
                                                               2002        1.000             0.986                  -

   MFS Value Portfolio (5/04)                                  2005        1.119             1.170                  -
                                                               2004        1.000             1.119                  -

   Mondrian International Stock Portfolio (5/00)               2005        1.438             1.547                  -
                                                               2004        1.265             1.438                  -
                                                               2003        1.001             1.265                  -
                                                               2002        1.000             1.001                  -

   Pioneer Fund Portfolio (5/03)                               2005        1.325             1.379                  -
                                                               2004        1.214             1.325                  -
                                                               2003        1.000             1.214                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR       END OF YEAR
--------------------------------------------------------       ----    -------------    -------------    ---------------
   Pioneer Mid Cap Value Portfolio (6/05)                      2005        1.020             1.061                  -

   Pioneer Strategic Income Portfolio (5/00)                   2005        1.290             1.314                  -
                                                               2004        1.184             1.290                  -
                                                               2003        1.008             1.184                  -
                                                               2002        1.000             1.008                  -

   Strategic Equity Portfolio (11/99)                          2005        1.366             1.369             32,680
                                                               2004        1.262             1.366             32,514
                                                               2003        0.970             1.262             32,350
                                                               2002        1.000             0.970                  -

   Style Focus Series: Small Cap Growth Portfolio (5/05)       2005        1.000             1.134                  -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        0.987             1.107                  -

   Travelers Managed Income Portfolio (5/01)                   2005        1.091             1.086              3,474
                                                               2004        1.080             1.091              5,363
                                                               2003        1.014             1.080              3,588
                                                               2002        1.000             1.014                  -

   Van Kampen Enterprise Portfolio (8/00)                      2005        1.216             1.288                  -
                                                               2004        1.192             1.216                  -
                                                               2003        0.966             1.192                  -
                                                               2002        1.000             0.966                  -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.992             0.997                  -
                                                               2004        0.998             0.992                  -
                                                               2003        1.000             0.998                  -

   Smith Barney Aggressive Growth Portfolio (12/99)            2005        1.357             1.488             44,784
                                                               2004        1.256             1.357             44,785
                                                               2003        0.951             1.256             42,581
                                                               2002        1.000             0.951                  -

   Smith Barney High Income Portfolio (5/01)                   2005        1.369             1.379             81,118
                                                               2004        1.262             1.369             82,764

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR       END OF YEAR
--------------------------------------------------------       ----    -------------    -------------    ---------------
   Smith Barney High Income Portfolio  (continued)             2003        1.007            1.262              29,513
                                                               2002        1.000            1.007                   -

   Smith Barney International All Cap Growth Portfolio
   (4/00)                                                      2005        1.429            1.568                   -
                                                               2004        1.234            1.429                   -
                                                               2003        0.986            1.234                   -
                                                               2002        1.000            0.986                   -

   Smith Barney Large Cap Value Portfolio (11/99)              2005        1.320            1.380                   -
                                                               2004        1.215            1.320                   -
                                                               2003        0.969            1.215                   -
                                                               2002        1.000            0.969                   -

   Smith Barney Large Capitalization Growth Portfolio
   (11/99)                                                     2005        1.352            1.397              54,671
                                                               2004        1.371            1.352              54,671
                                                               2003        0.946            1.371              52,757
                                                               2002        1.000            0.946                   -

   Smith Barney Mid Cap Core Portfolio (11/99)                 2005        1.350            1.436              35,234
                                                               2004        1.245            1.350              35,234
                                                               2003        0.977            1.245              35,234
                                                               2002        1.000            0.977                   -

   Smith Barney Money Market Portfolio (7/00)                  2005        0.979            0.989             179,490
                                                               2004        0.988            0.979             122,628
                                                               2003        1.000            0.988              31,339
                                                               2002        1.000            1.000                   -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (4/00)           2005        1.262            1.338                   -
                                                               2004        1.200            1.262                   -
                                                               2003        0.960            1.200                   -
                                                               2002        1.000            0.960                   -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.543            1.590                   -
                                                               2004        1.359            1.543                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR       END OF YEAR
--------------------------------------------------------       ----    -------------    -------------    ---------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                 2003        0.975             1.359                 -
                                                               2002        1.000             0.975                 -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (12/99)              2005        1.416             1.625             2,658
                                                               2004        1.250             1.416                 -
                                                               2003        0.992             1.250                 -
                                                               2002        1.000             0.992                 -

   Mid Cap Portfolio - Service Class 2 (5/01)                  2005        1.640             1.901            16,845
                                                               2004        1.339             1.640            16,856
                                                               2003        0.986             1.339             6,015
                                                               2002        1.000             0.986                 -

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                       SEPARATE ACCOUNT CHARGES 1.80% (B)

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR       END OF YEAR
----------------------------------------------------------     ----    -------------    -------------    ---------------
   Capital Appreciation Fund (5/00)                            2005        0.571             0.662                  -
                                                               2004        0.486             0.571                  -
                                                               2003        0.396             0.486                  -
                                                               2002        0.538             0.396                  -
                                                               2001        0.634             0.538                  -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        0.772             0.801                  -
                                                               2004        0.743             0.772                  -
                                                               2003        0.605             0.743                  -


                                                               2002        0.883             0.605                  -
                                                               2001        1.000             0.883                  -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.115             1.145             40,871
                                                               2004        1.020             1.115                636
                                                               2003        0.786             1.020                636
                                                               2002        1.000             0.786              3,637

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                     2005        0.656             0.740                  -
                                                               2004        0.616             0.656                  -
                                                               2003        0.509             0.616                  -
                                                               2002        0.749             0.509                  -
                                                               2001        1.000             0.749                  -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                 2005        1.087             1.218          1,320,739
                                                               2004        0.975             1.087             37,597
                                                               2003        0.734             0.975                  -
                                                               2002        0.875             0.734                  -
                                                               2001        1.000             0.875                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR       END OF YEAR
------------------------------------------------------------   ----    -------------    -------------    ---------------
   Growth Fund - Class 2 Shares (12/99)                        2005        1.078             1.230           1,336,163
                                                               2004        0.975             1.078              44,993
                                                               2003        0.726             0.975                   -
                                                               2002        0.978             0.726                   -
                                                               2001        1.000             0.978                   -

   Growth-Income Fund - Class 2 Shares (3/00)                  2005        1.248             1.297           1,337,544
                                                               2004        1.151             1.248              79,855
                                                               2003        0.885             1.151               9,264
                                                               2002        1.104             0.885               9,270
                                                               2001        1.000             1.104               8,328

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)            2005        2.183             2.298              32,726
                                                               2004        1.692             2.183                   -
                                                               2003        1.285             1.692                   -
                                                               2002        1.252             1.285                   -
                                                               2001        1.146             1.252                   -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.205             1.304                   -
                                                               2004        1.074             1.205                   -
                                                               2003        1.000             1.074                   -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.203             1.301                   -
                                                               2004        1.067             1.203                   -
                                                               2003        1.000             1.067                   -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000             1.050               5,118

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (4/00)                                               2005        0.829             0.853               1,110
                                                               2004        0.757             0.829                   -
                                                               2003        0.562             0.757                   -
                                                               2002        0.802             0.562                   -
                                                               2001        1.000             0.802                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR       END OF YEAR
------------------------------------------------------------   ----    -------------    -------------    ---------------
   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.146             1.244             56,759
                                                               2004        1.036             1.146                  -
                                                               2003        0.842             1.036                  -
                                                               2002        1.000             0.842              2,000

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.769             2.214             71,397
                                                               2004        1.444             1.769                  -
                                                               2003        1.000             1.444                  -

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)   2005        1.063             1.151            202,256
                                                               2004        0.913             1.063                  -
                                                               2003        0.703             0.913                  -
                                                               2002        0.879             0.703                  -
                                                               2001        1.000             0.879                  -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.168             1.249              3,603
                                                               2004        1.025             1.168                  -
                                                               2003        0.790             1.025                  -
                                                               2002        1.000             0.790              2,000

Greenwich Street Series Fund
   Appreciation Portfolio (4/00)                               2005        1.022             1.047             16,951
                                                               2004        0.956             1.022                437
                                                               2003        0.782             0.956                  -
                                                               2002        0.965             0.782                  -
                                                               2001        1.000             0.965                  -

   Diversified Strategic Income Portfolio (2/01)               2005        1.214             1.222                  -
                                                               2004        1.157             1.214                  -
                                                               2003        1.055             1.157                  -
                                                               2002        1.024             1.055                  -
                                                               2001        1.000             1.024                  -

   Equity Index Portfolio - Class II Shares (2/01)             2005        0.846             0.866                  -
                                                               2004        0.781             0.846                  -
                                                               2003        0.623             0.781                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR       END OF YEAR
--------------------------------------------------------       ----    -------------    -------------    ---------------
   Equity Index Portfolio - Class II Shares  (continued)       2002        0.817             0.623                  -
                                                               2001        1.000             0.817                  -

   Fundamental Value Portfolio (4/01)                          2005        1.294             1.332              2,595
                                                               2004        1.217             1.294                  -
                                                               2003        0.894             1.217                  -
                                                               2002        1.157             0.894                  -
                                                               2001        1.000             1.157                  -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        0.442             0.486              4,005
                                                               2004        0.373             0.442                  -
                                                               2003        0.282             0.373                  -
                                                               2002        0.399             0.282                  -
                                                               2001        1.000             0.399                  -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.503             1.536              1,236
                                                               2004        1.332             1.503                  -
                                                               2003        1.000             1.332                  -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.373             1.393             16,654
                                                               2004        1.241             1.373                  -
                                                               2003        1.000             1.241                  -

   Mid-Cap Value Portfolio (5/03)                              2005        1.531             1.627             51,553
                                                               2004        1.256             1.531                  -
                                                               2003        1.000             1.256                  -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.118             1.121             77,348
                                                               2004        1.045             1.118                  -
                                                               2003        1.000             1.045                  -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.195             1.203             50,305
                                                               2004        1.160             1.195                  -
                                                               2003        1.125             1.160                  -
                                                               2002        1.050             1.125                  -
                                                               2001        1.000             1.050                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        0.761             0.802                  -
                                                               2004        0.721             0.761                  -
                                                               2003        0.556             0.721                  -
                                                               2002        0.804             0.556                  -
                                                               2001        1.000             0.804                  -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        0.996             1.098                  -
                                                               2004        0.873             0.996                  -
                                                               2003        0.691             0.873                  -
                                                               2002        0.855             0.691                  -
                                                               2001        1.000             0.855                  -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.588             1.669              7,967
                                                               2004        1.281             1.588              7,671
                                                               2003        0.871             1.281              7,676
                                                               2002        1.086             0.871              7,682
                                                               2001        1.000             1.086                  -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                               2005        1.286             1.314              9,081
                                                               2004        1.209             1.286              9,087
                                                               2003        0.885             1.209              9,092
                                                               2002        1.203             0.885              9,099
                                                               2001        1.000             1.203              7,692

   Investors Fund - Class I (5/01)                             2005        1.153             1.206              9,994
                                                               2004        1.064             1.153             10,000
                                                               2003        0.818             1.064             10,006
                                                               2002        1.083             0.818             10,013
                                                               2001        1.000             1.083              8,469

   Small Cap Growth Fund - Class I (3/01)                      2005        1.347             1.388                  -
                                                               2004        1.191             1.347                  -
                                                               2003        0.815             1.191                  -
                                                               2002        1.270             0.815                  -
                                                               2001        1.000             1.270                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        0.798             0.782                  -
                                                               2004        0.786             0.798                  -
                                                               2003        0.648             0.786                  -
                                                               2002        0.891             0.648                  -
                                                               2001        1.000             0.891                  -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        0.855             0.893                  -
                                                               2004        0.846             0.855                  -
                                                               2003        0.641             0.846                  -
                                                               2002        0.892             0.641                  -
                                                               2001        1.000             0.892                  -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.434             1.482            164,822
                                                               2004        1.369             1.434              7,468
                                                               2003        1.060             1.369                  -
                                                               2002        1.000             1.060                  -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.281             1.312            355,951
                                                               2004        1.242             1.281             12,104
                                                               2003        1.037             1.242                  -
                                                               2002        1.000             1.037                  -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.502             1.571              3,649
                                                               2004        1.387             1.502              3,656
                                                               2003        1.073             1.387                  -
                                                               2002        1.000             1.073                  -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.419             1.443             54,936
                                                               2004        1.353             1.419              3,767
                                                               2003        1.068             1.353                  -
                                                               2002        1.000             1.068                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        0.856             0.914             12,688
                                                               2004        0.818             0.856                  -
                                                               2003        0.644             0.818                  -
                                                               2002        0.862             0.644                  -
                                                               2001        1.000             0.862                  -

   Equity Income Portfolio (4/00)                              2005        1.218             1.250                  -
                                                               2004        1.129             1.218                  -
                                                               2003        0.876             1.129                  -
                                                               2002        1.037             0.876                  -
                                                               2001        1.000             1.037                  -

   Large Cap Portfolio (11/99)                                 2005        0.747             0.798                  -
                                                               2004        0.714             0.747                  -
                                                               2003        0.583             0.714                  -
                                                               2002        0.769             0.583                  -
                                                               2001        1.000             0.769                  -

   Managed Allocation Series: Aggressive Portfolio (6/05)      2005        1.000             1.076             10,572

   Managed Allocation Series: Conservative Portfolio (8/05)    2005        1.021             1.029                  -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.002             1.045            219,969

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000             1.063            123,404

   Managed Allocation Series: Moderate-Conservative
   Portfolio (5/05)                                            2005        1.000             1.036                  -

   Mercury Large Cap Core Portfolio (8/00)                     2005        0.800             0.881                  -
                                                               2004        0.703             0.800                  -
                                                               2003        0.591             0.703                  -
                                                               2002        0.803             0.591                  -
                                                               2001        1.000             0.803                  -

                         CONDENSED FINANCIAL INFORMATION

                                                             UNIT VALUE AT                     NUMBER OF UNITS
                                                             BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                  PORTFOLIO NAME                     YEAR        YEAR          END OF YEAR       END OF YEAR
----------------------------------------------       ----    -------------    -------------    ---------------
MFS Emerging Growth Portfolio (4/00)                 2005        0.640             0.621                  -
                                                     2004        0.578             0.640                  -
                                                     2003        0.456             0.578                  -
                                                     2002        0.706             0.456                  -
                                                     2001        1.000             0.706                  -

MFS Mid Cap Growth Portfolio (5/00)                  2005        0.556             0.563            102,138
                                                     2004        0.496             0.556                  -
                                                     2003        0.369             0.496                  -
                                                     2002        0.734             0.369                  -
                                                     2001        0.847             0.734                  -

MFS Total Return Portfolio (6/00)                    2005        1.318             1.333          1,081,146
                                                     2004        1.204             1.318             39,320
                                                     2003        1.052             1.204              7,893
                                                     2002        1.131             1.052              7,911
                                                     2001        1.000             1.131              7,931

MFS Value Portfolio (5/04)                           2005        1.119             1.170             84,896
                                                     2004        1.000             1.119                  -

Mondrian International Stock Portfolio (5/00)        2005        0.838             0.902                  -
                                                     2004        0.737             0.838                  -
                                                     2003        0.584             0.737                  -
                                                     2002        0.683             0.584                  -
                                                     2001        0.891             0.683                  -

Pioneer Fund Portfolio (5/03)                        2005        1.325             1.379                  -
                                                     2004        1.214             1.325                  -
                                                     2003        1.000             1.214                  -

Pioneer Mid Cap Value Portfolio (6/05)               2005        1.020             1.061                  -

Pioneer Strategic Income Portfolio (5/00)            2005        1.350             1.375              1,728
                                                     2004        1.239             1.350                  -
                                                     2003        1.055             1.239                  -
                                                     2002        1.015             1.055                  -
                                                     2001        1.031             1.015                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
   Strategic Equity Portfolio (11/99)                          2005        0.724           0.725               3,790
                                                               2004        0.668           0.724                   -
                                                               2003        0.513           0.668                   -
                                                               2002        0.787           0.513                   -
                                                               2001        1.000           0.787                   -

   Style Focus Series: Small Cap Growth Portfolio (5/05)       2005        1.000           1.134                   -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        0.987           1.107                   -

   Travelers Managed Income Portfolio (5/01)                   2005        1.198           1.193              45,531
                                                               2004        1.186           1.198               9,463
                                                               2003        1.114           1.186               9,469
                                                               2002        1.110           1.114               9,476
                                                               2001        1.000           1.110               8,027

   Van Kampen Enterprise Portfolio (8/00)                      2005        0.653           0.692                   -
                                                               2004        0.641           0.653                   -
                                                               2003        0.519           0.641                   -
                                                               2002        0.748           0.519                   -
                                                               2001        1.000           0.748                   -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.992           0.997               1,355
                                                               2004        0.998           0.992                   -
                                                               2003        1.000           0.998                   -

   Smith Barney Aggressive Growth Portfolio (12/99)            2005        1.225           1.344              27,786
                                                               2004        1.135           1.225              15,643
                                                               2003        0.859           1.135               8,560
                                                               2002        1.298           0.859               8,566
                                                               2001        1.000           1.298               7,100

   Smith Barney High Income Portfolio (5/01)                   2005        1.121           1.130              71,855
                                                               2004        1.033           1.121                   -
                                                               2003        0.825           1.033                   -
                                                               2002        0.868           0.825                   -
                                                               2001        1.000           0.868                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                     UNIT VALUE AT                     NUMBER OF UNITS
                                                                     BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                     PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
------------------------------------------------------       ----    -------------    -------------    ---------------
   Smith Barney International All Cap Growth Portfolio
   (4/00)                                                    2005        0.659           0.724                   -
                                                             2004        0.570           0.659                   -
                                                             2003        0.455           0.570                   -
                                                             2002        0.623           0.455                   -
                                                             2001        1.000           0.623                   -

   Smith Barney Large Cap Value Portfolio (11/99)            2005        1.000           1.046              27,038
                                                             2004        0.920           1.000              26,558
                                                             2003        0.734           0.920              26,579
                                                             2002        1.002           0.734              26,602
                                                             2001        1.000           1.002              26,626

   Smith Barney Large Capitalization Growth Portfolio
   (11/99)                                                   2005        0.905           0.936              21,356
                                                             2004        0.918           0.905              21,387
                                                             2003        0.634           0.918              10,331
                                                             2002        0.858           0.634              10,355
                                                             2001        1.000           0.858              10,382

   Smith Barney Mid Cap Core Portfolio (11/99)               2005        1.313           1.397              31,690
                                                             2004        1.211           1.313              31,028
                                                             2003        0.950           1.211              22,951
                                                             2002        1.196           0.950              22,970
                                                             2001        1.000           1.196              22,991

   Smith Barney Money Market Portfolio (7/00)                2005        1.042           1.052             114,612
                                                             2004        1.051           1.042             185,056
                                                             2003        1.063           1.051                   -
                                                             2002        1.069           1.063                   -
                                                             2001        1.000           1.069                   -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (4/00)         2005        0.722           0.766                   -
                                                             2004        0.687           0.722                   -
                                                             2003        0.549           0.687                   -
                                                             2002        0.829           0.549                   -
                                                             2001        1.000           0.829                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
--------------------------------------------------------       ----    -------------   -------------    ---------------
Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.090           1.123                 449
                                                               2004        0.960           1.090                   -
                                                               2003        0.688           0.960                   -
                                                               2002        0.943           0.688                   -
                                                               2001        1.000           0.943                   -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (12/99)              2005        1.143           1.312              33,397
                                                               2004        1.009           1.143                   -
                                                               2003        0.800           1.009                   -
                                                               2002        0.900           0.800                   -
                                                               2001        1.000           0.900                   -

   Mid Cap Portfolio - Service Class 2 (5/01)                  2005        1.507           1.746              54,841
                                                               2004        1.230           1.507                   -
                                                               2003        0.906           1.230                   -
                                                               2002        1.000           0.906                   -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.85%

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                PORTFOLIO NAME                                 YEAR        YEAR         END OF YEAR       END OF YEAR
----------------------------------------------------------     ----    -------------   -------------    ---------------
   Capital Appreciation Fund (5/00)                            2005        1.344           1.560                  -
                                                               2004        1.146           1.344                  -
                                                               2003        1.000           1.146                  -

AIM Variable Insurance Funds

   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        1.156           1.199                  -
                                                               2004        1.113           1.156                  -
                                                               2003        1.000           1.113                  -

AllianceBernstein Variable Product Series Fund, Inc.

   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.224           1.257             85,963
                                                               2004        1.121           1.224             83,568
                                                               2003        1.000           1.121                  -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                     2005        1.163           1.312                  -
                                                               2004        1.094           1.163                  -
                                                               2003        1.000           1.094                  -

American Funds Insurance Series

   Global Growth Fund - Class 2 Shares (11/99)                 2005        1.324           1.483            173,703
                                                               2004        1.188           1.324            263,884
                                                               2003        1.000           1.188                  -

   Growth Fund - Class 2 Shares (12/99)                        2005        1.270           1.449            135,328
                                                               2004        1.150           1.270            276,644
                                                               2003        1.000           1.150                  -

   Growth-Income Fund - Class 2 Shares (3/00)                  2005        1.244           1.292            566,690
                                                               2004        1.148           1.244            534,239
                                                               2003        1.000           1.148                  -

Delaware VIP Trust

   Delaware VIP REIT Series - Standard Class (5/00)            2005        1.475           1.552                  -
                                                               2004        1.144           1.475                  -
                                                               2003        1.000           1.144                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                PORTFOLIO NAME                                 YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----    -------------   -------------    ---------------

FAM Variable Series Funds, Inc.

   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.204           1.302             11,552
                                                               2004        1.074           1.204             11,520
                                                               2003        1.000           1.074                  -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.202           1.299                689
                                                               2004        1.067           1.202                  -
                                                               2003        1.000           1.067                  -

Franklin Templeton Variable Insurance Products Trust

   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.049             10,523

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (4/00)                                               2005        1.306           1.344              9,220
                                                               2004        1.193           1.306              9,224
                                                               2003        1.000           1.193                  -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.236           1.342            175,517
                                                               2004        1.118           1.236              9,762
                                                               2003        1.000           1.118                  -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.547           1.936              6,490
                                                               2004        1.264           1.547              6,128
                                                               2003        1.000           1.264                  -

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)   2005        1.369           1.481             88,290
                                                               2004        1.176           1.369             35,130
                                                               2003        1.000           1.176                  -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.324           1.415             82,995
                                                               2004        1.162           1.324                  -
                                                               2003        1.000           1.162                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                PORTFOLIO NAME                                 YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------         ----    -------------   -------------    ---------------
Greenwich Street Series Fund

   Appreciation Portfolio (4/00)                               2005        1.197           1.225             28,255
                                                               2004        1.120           1.197              8,849
                                                               2003        1.000           1.120                  -

   Diversified Strategic Income Portfolio (2/01)               2005        1.109           1.116             23,955
                                                               2004        1.058           1.109                  -
                                                               2003        1.000           1.058                  -

   Equity Index Portfolio - Class II Shares (2/01)             2005        1.224           1.252                  -
                                                               2004        1.131           1.224                  -
                                                               2003        1.000           1.131                  -

   Fundamental Value Portfolio (4/01)                          2005        1.243           1.278            147,957
                                                               2004        1.170           1.243            279,395
                                                               2003        1.000           1.170                  -

Janus Aspen Series

   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.351           1.486                  -
                                                               2004        1.143           1.351                  -
                                                               2003        1.000           1.143                  -

Lazard Retirement Series, Inc.

   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.324           1.352              2,759
                                                               2004        1.174           1.324                  -
                                                               2003        1.000           1.174                  -

Lord Abbett Series Fund, Inc.

   Growth and Income Portfolio (5/03)                          2005        1.262           1.279             91,971
                                                               2004        1.141           1.262             75,180
                                                               2003        1.000           1.141                  -

   Mid-Cap Value Portfolio (5/03)                              2005        1.409           1.497            144,789
                                                               2004        1.157           1.409             70,760
                                                               2003        1.000           1.157                  -

PIMCO Variable Insurance Trust

   Real Return Portfolio - Administrative Class (5/03)         2005        1.119           1.122            101,530
                                                               2004        1.047           1.119             96,680
                                                               2003        1.000           1.047                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                PORTFOLIO NAME                                 YEAR        YEAR         END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------    ---------------
   Total Return Portfolio - Administrative Class (5/01)        2005        1.056           1.062            251,533
                                                               2004        1.025           1.056             44,977
                                                               2003        1.000           1.025                  -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.190           1.253                  -
                                                               2004        1.127           1.190                  -
                                                               2003        1.000           1.127                  -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.348           1.484                  -
                                                               2004        1.181           1.348                  -
                                                               2003        1.000           1.181                  -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.533           1.611             77,768
                                                               2004        1.237           1.533            236,179
                                                               2003        1.000           1.237                  -

Salomon Brothers Variable Series Funds Inc.

   All Cap Fund - Class I (4/01)                               2005        1.245           1.272             10,131
                                                               2004        1.171           1.245             11,919
                                                               2003        1.000           1.171                  -

   Investors Fund - Class I (5/01)                             2005        1.244           1.301             17,942
                                                               2004        1.148           1.244             17,949
                                                               2003        1.000           1.148                  -

   Small Cap Growth Fund - Class I (3/01)                      2005        1.399           1.440             24,159
                                                               2004        1.238           1.399             26,711
                                                               2003        1.000           1.238                  -

Smith Barney Investment Series

   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.119           1.096              8,556
                                                               2004        1.102           1.119              7,191
                                                               2003        1.000           1.102                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                PORTFOLIO NAME                                 YEAR        YEAR         END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------    ---------------

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.164           1.214             10,822
                                                               2004        1.152           1.164             12,731
                                                               2003        1.000           1.152                  -

Smith Barney Multiple Discipline Trust

   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.183           1.222            206,486
                                                               2004        1.130           1.183            141,272
                                                               2003        1.000           1.130                  -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.124           1.150             29,137
                                                               2004        1.090           1.124             29,159
                                                               2003        1.000           1.090                  -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.235           1.292             29,733
                                                               2004        1.141           1.235                  -
                                                               2003        1.000           1.141                  -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.177           1.197             22,058
                                                               2004        1.123           1.177                  -
                                                               2003        1.000           1.123                  -

The Travelers Series Trust

   AIM Capital Appreciation Portfolio (5/01)                   2005        1.189           1.270                  -
                                                               2004        1.138           1.189                  -
                                                               2003        1.000           1.138                  -

   Equity Income Portfolio (4/00)                              2005        1.223           1.254             39,678
                                                               2004        1.133           1.223             33,990
                                                               2003        1.000           1.133                  -

   Large Cap Portfolio (11/99)                                 2005        1.176           1.254                  -
                                                               2004        1.124           1.176                  -
                                                               2003        1.000           1.124                  -

   Managed Allocation Series: Aggressive Portfolio (6/05)      2005        1.000           1.076                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                PORTFOLIO NAME                                 YEAR        YEAR         END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------    ---------------

   Managed Allocation Series: Conservative Portfolio (8/05)    2005        1.021           1.029                   -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.002           1.044            125,731

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.063             25,169

   Managed Allocation Series: Moderate-Conservative
   Portfolio (5/05)                                            2005        1.000           1.036                  -

   Mercury Large Cap Core Portfolio (8/00)                     2005        1.241           1.365                  -
                                                               2004        1.091           1.241                  -
                                                               2003        1.000           1.091                  -

   MFS Emerging Growth Portfolio (4/00)                        2005        1.224           1.187                  -
                                                               2004        1.106           1.224                  -
                                                               2003        1.000           1.106                  -

   MFS Mid Cap Growth Portfolio (5/00)                         2005        1.269           1.284                  -
                                                               2004        1.133           1.269                  -
                                                               2003        1.000           1.133                  -

   MFS Total Return Portfolio (6/00)                           2005        1.181           1.194            306,564
                                                               2004        1.080           1.181            168,861
                                                               2003        1.000           1.080                  -

   MFS Value Portfolio (5/04)                                  2005        1.119           1.169            130,699
                                                               2004        1.000           1.119             54,680

   Mondrian International Stock Portfolio (5/00)               2005        1.318           1.417             53,400
                                                               2004        1.160           1.318             23,515
                                                               2003        1.000           1.160                  -

   Pioneer Fund Portfolio (5/03)                               2005        1.231           1.280             38,066
                                                               2004        1.128           1.231             12,985
                                                               2003        1.000           1.128                  -

   Pioneer Mid Cap Value Portfolio (6/05)                      2005        1.020           1.061                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                PORTFOLIO NAME                                 YEAR        YEAR         END OF YEAR       END OF YEAR
--------------------------------------------------------       ----    -------------   -------------    ---------------
   Pioneer Strategic Income Portfolio (5/00)                   2005        1.176           1.197             66,834
                                                               2004        1.080           1.176                  -
                                                               2003        1.000           1.080                  -

   Strategic Equity Portfolio (11/99)                          2005        1.209           1.211                  -
                                                               2004        1.118           1.209                  -
                                                               2003        1.000           1.118                  -

   Style Focus Series: Small Cap Growth Portfolio (5/05)       2005        1.000           1.134                  -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        0.987           1.107                  -

   Travelers Managed Income Portfolio (5/01)                   2005        1.040           1.035             12,115
                                                               2004        1.030           1.040             12,120
                                                               2003        1.000           1.030                  -

   Van Kampen Enterprise Portfolio (8/00)                      2005        1.152           1.219              3,010
                                                               2004        1.129           1.152                  -
                                                               2003        1.000           1.129                  -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.991           0.996             10,692
                                                               2004        0.998           0.991                  -
                                                               2003        1.000           0.998                  -

   Smith Barney Aggressive Growth Portfolio (12/99)            2005        1.227           1.345            134,703
                                                               2004        1.137           1.227            243,568
                                                               2003        1.000           1.137                  -

   Smith Barney High Income Portfolio (5/01)                   2005        1.195           1.204             24,597
                                                               2004        1.102           1.195             22,846
                                                               2003        1.000           1.102                  -

   Smith Barney International All Cap Growth Portfolio
   (4/00)                                                      2005        1.359           1.491                  -
                                                               2004        1.175           1.359                  -
                                                               2003        1.000           1.175                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                PORTFOLIO NAME                                 YEAR        YEAR         END OF YEAR       END OF YEAR
--------------------------------------------------------       ----    -------------   -------------    ---------------
   Smith Barney Large Cap Value Portfolio (11/99)              2005        1.247           1.303                 -
                                                               2004        1.148           1.247                 -
                                                               2003        1.000           1.148                 -

   Smith Barney Large Capitalization Growth Portfolio
   (11/99)                                                     2005        1.152           1.190            18,564
                                                               2004        1.170           1.152            12,249
                                                               2003        1.000           1.170                 -

   Smith Barney Mid Cap Core Portfolio (11/99)                 2005        1.257           1.336                 -
                                                               2004        1.159           1.257                 -
                                                               2003        1.000           1.159                 -

   Smith Barney Money Market Portfolio (7/00)                  2005        0.985           0.994            15,216
                                                               2004        0.995           0.985                 -
                                                               2003        1.000           0.995                 -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (4/00)           2005        1.173           1.243                 -
                                                               2004        1.116           1.173                 -
                                                               2003        1.000           1.116                 -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.402           1.444            15,629
                                                               2004        1.236           1.402            14,738
                                                               2003        1.000           1.236                 -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (12/99)              2005        1.293           1.483            59,970
                                                               2004        1.142           1.293            27,499
                                                               2003        1.000           1.142                 -

   Mid Cap Portfolio - Service Class 2 (5/01)                  2005        1.467           1.700            89,020
                                                               2004        1.199           1.467            20,405
                                                               2003        1.000           1.199                 -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.90%

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                PORTFOLIO NAME                                 YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----    -------------   -------------    ---------------
   Capital Appreciation Fund (5/00)                            2005        1.000           1.169                 -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        1.000           1.043                 -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.000           1.011                 -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                     2005        1.000           1.159                 -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                 2005        1.000           1.120            10,370

   Growth Fund - Class 2 Shares (12/99)                        2005        1.000           1.147            52,887

   Growth-Income Fund - Class 2 Shares (3/00)                  2005        1.000           1.042            52,887

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)            2005        1.000           1.087             9,319

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.000           1.080                 -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.000           1.106                 -

Franklin Templeton Variable Insurance Products Trust

   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.049            17,636

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (4/00)                                               2005        1.000           1.055             5,930

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.000           1.083                 -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.000           1.211            10,022

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                PORTFOLIO NAME                                 YEAR        YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------   ----    -------------   -------------    ---------------
   Templeton Foreign Securities Fund - Class 2 Shares (4/00)   2005        1.000           1.075            10,001

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.000           1.065             9,151

Greenwich Street Series Fund
   Appreciation Portfolio (4/00)                               2005        1.000           1.016             1,204

   Diversified Strategic Income Portfolio (2/01)               2005        1.000           0.998                 -

   Equity Index Portfolio - Class II Shares (2/01)             2005        1.000           1.029             8,096

   Fundamental Value Portfolio (4/01)                          2005        1.000           1.042             1,190

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.000           1.107                 -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.000           1.032                 -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.000           1.027            15,208

   Mid-Cap Value Portfolio (5/03)                              2005        1.000           1.076             1,150

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.000           0.993            12,018

   Total Return Portfolio - Administrative Class (5/01)        2005        1.000           1.001            19,399

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.000           1.070                 -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.000           1.099                 -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.000           1.056                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                        BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                PORTFOLIO NAME                                 YEAR        YEAR         END OF YEAR       END OF YEAR
--------------------------------------------------------       ----    -------------   -------------    ---------------

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                               2005        1.000           1.036                 -

   Investors Fund - Class I (5/01)                             2005        1.000           1.049                 -

   Small Cap Growth Fund - Class I (3/01)                      2005        1.000           1.078                 -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.000           0.982                 -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.000           1.046                 -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.000           1.046            46,234

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.000           1.032                 -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.000           1.056                 -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.000           1.021                 -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.000           1.083                 -

   Equity Income Portfolio (4/00)                              2005        1.000           1.031                 -

   Large Cap Portfolio (11/99)                                 2005        1.000           1.077                 -

   Managed Allocation Series: Aggressive Portfolio (6/05)      2005        1.000           1.075                 -

   Managed Allocation Series: Conservative Portfolio (8/05)    2005        1.021           1.029                 -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.002           1.044                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                      BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
 Managed Allocation Series: Moderate-Aggressive Portfolio
 (5/05)                                                        2005        1.000           1.063                 -

 Managed Allocation Series: Moderate-Conservative
 Portfolio (5/05)                                              2005        1.000           1.036             8,018

 Mercury Large Cap Core Portfolio (8/00)                       2005        1.000           1.092                 -

 MFS Emerging Growth Portfolio (4/00)                          2005        1.000           0.998                 -

 MFS Mid Cap Growth Portfolio (5/00)                           2005        1.000           1.048                 -

 MFS Total Return Portfolio (6/00)                             2005        1.000           1.011            19,780

 MFS Value Portfolio (5/04)                                    2005        1.000           1.038                 -

 Mondrian International Stock Portfolio (5/00)                 2005        1.000           1.071            18,739

 Pioneer Fund Portfolio (5/03)                                 2005        1.000           1.047                 -

 Pioneer Mid Cap Value Portfolio (6/05)                        2005        1.020           1.060                 -

 Pioneer Strategic Income Portfolio (5/00)                     2005        1.000           1.009             8,137

 Strategic Equity Portfolio (11/99)                            2005        1.000           1.046                 -

 Style Focus Series: Small Cap Growth Portfolio (5/05)         2005        1.000           1.134                 -

 Style Focus Series: Small Cap Value Portfolio (5/05)          2005        0.987           1.106                 -

 Travelers Managed Income Portfolio (5/01)                     2005        1.000           0.991                 -

 Van Kampen Enterprise Portfolio (8/00)                        2005        1.000           1.074                 -

Travelers Series Fund Inc.

 SB Adjustable Rate Income Portfolio - Class I Shares
 (9/03)                                                        2005        1.000           1.004            10,595

 Smith Barney Aggressive Growth Portfolio (12/99)              2005        1.000           1.111             1,115

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------

 Smith Barney High Income Portfolio (5/01)                     2005        1.000           1.000                 -

 Smith Barney International All Cap Growth Portfolio
 (4/00)                                                        2005        1.000           1.090                 -

 Smith Barney Large Cap Value Portfolio (11/99)                2005        1.000           1.049                 -

 Smith Barney Large Capitalization Growth Portfolio
 (11/99)                                                       2005        1.000           1.058                 -

 Smith Barney Mid Cap Core Portfolio (11/99)                   2005        1.000           1.072                 -

 Smith Barney Money Market Portfolio (7/00)                    2005        1.000           1.009                 -

Van Kampen Life Investment Trust
 Emerging Growth Portfolio - Class I Shares (4/00)             2005        1.000           1.077                 -

Variable Annuity Portfolios
 Smith Barney Small Cap Growth Opportunities Portfolio
 (5/01)                                                        2005        1.000           1.078                 -

Variable Insurance Products Fund
 Contrafund<< Portfolio - Service Class (12/99)                2005        1.000           1.136             1,095
 Mid Cap Portfolio - Service Class 2 (5/01)                    2005        1.000           1.142            20,164

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 2.05%

                                                                      UNIT VALUE AT                    NUMBER OF UNITS
                                                                      BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR      YEAR          END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
 Capital Appreciation Fund (5/00)                              2005        1.341           1.553            15,582
                                                               2004        1.145           1.341                 -
                                                               2003        1.000           1.145                 -

AIM Variable Insurance Funds

 AIM V.I. Premier Equity Fund - Series I (5/01)                2005        1.152           1.193                 -
                                                               2004        1.112           1.152                 -
                                                               2003        1.000           1.112                 -

AllianceBernstein Variable Product Series Fund, Inc.

 AllianceBernstein Growth and Income Portfolio - Class B
 (5/02)                                                        2005        1.220           1.251           324,368
                                                               2004        1.120           1.220            69,813
                                                               2003        1.000           1.120                 -

 AllianceBernstein Large-Cap Growth Portfolio - Class B
 (11/99)                                                       2005        1.160           1.305           241,007
                                                               2004        1.093           1.160                 -
                                                               2003        1.000           1.093                 -

American Funds Insurance Series

 Global Growth Fund - Class 2 Shares (11/99)                   2005        1.320           1.476         1,571,889
                                                               2004        1.188           1.320           418,416
                                                               2003        1.000           1.188            12,571

 Growth Fund - Class 2 Shares (12/99)                          2005        1.266           1.442         5,816,470
                                                               2004        1.149           1.266         1,448,922
                                                               2003        1.000           1.149             2,496

 Growth-Income Fund - Class 2 Shares (3/00)                    2005        1.240           1.286         7,302,980
                                                               2004        1.147           1.240         1,766,970
                                                               2003        1.000           1.147            98,693

Delaware VIP Trust

 Delaware VIP REIT Series - Standard Class (5/00)              2005        1.471           1.545            18,462
                                                               2004        1.143           1.471                 -
                                                               2003        1.000           1.143                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                    NUMBER OF UNITS
                                                                      BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
FAM Variable Series Funds, Inc.

 Mercury Global Allocation V.I. Fund - Class III (11/03)       2005        1.201           1.297            73,812
                                                               2004        1.074           1.201                 -
                                                               2003        1.000           1.074                 -

 Mercury Value Opportunities V.I. Fund - Class III (11/03)     2005        1.199           1.294           388,532
                                                               2004        1.067           1.199             2,234
                                                               2003        1.000           1.067                 -

Franklin Templeton Variable Insurance Products Trust

 Franklin Income Securities Fund - Class II Shares (5/05)      2005        1.000           1.048           333,333

 Franklin Small-Mid Cap Growth Securities Fund - Class 2
 Shares (4/00)                                                 2005        1.302           1.337           367,838
                                                               2004        1.193           1.302           155,797
                                                               2003        1.000           1.193             1,183

 Mutual Shares Securities Fund - Class 2 Shares (5/02)         2005        1.233           1.336         1,148,738
                                                               2004        1.117           1.233           362,129
                                                               2003        1.000           1.117            33,112

 Templeton Developing Markets Securities Fund - Class 2
 Shares (5/03)                                                 2005        1.543           1.927           665,125
                                                               2004        1.263           1.543            60,640
                                                               2003        1.000           1.263                 -

 Templeton Foreign Securities Fund - Class 2 Shares (4/00)     2005        1.365           1.474         1,468,418
                                                               2004        1.176           1.365           334,841
                                                               2003        1.000           1.176                 -

 Templeton Growth Securities Fund - Class 2 Shares (5/02)      2005        1.320           1.408           839,302
                                                               2004        1.161           1.320           186,548
                                                               2003        1.000           1.161                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
Greenwich Street Series Fund

 Appreciation Portfolio (4/00)                                 2005        1.193           1.219         1,141,745
                                                               2004        1.120           1.193           508,994
                                                               2003        1.000           1.120            28,096

 Diversified Strategic Income Portfolio (2/01)                 2005        1.106           1.111           362,760
                                                               2004        1.057           1.106           289,574
                                                               2003        1.000           1.057            21,719

 Equity Index Portfolio - Class II Shares (2/01)               2005        1.220           1.246           421,906
                                                               2004        1.130           1.220           138,787
                                                               2003        1.000           1.130            46,185

 Fundamental Value Portfolio (4/01)                            2005        1.239           1.272           846,421
                                                               2004        1.169           1.239           561,965
                                                               2003        1.000           1.169             1,718

Janus Aspen Series

 Mid Cap Growth Portfolio - Service Shares (5/00)              2005        1.348           1.479            90,523
                                                               2004        1.142           1.348            21,722
                                                               2003        1.000           1.142                 -

Lazard Retirement Series, Inc.

 Lazard Retirement Small Cap Portfolio (5/03)                  2005        1.320           1.345           318,467
                                                               2004        1.173           1.320            55,847
                                                               2003        1.000           1.173                 -

Lord Abbett Series Fund, Inc.

 Growth and Income Portfolio (5/03)                            2005        1.259           1.273           640,552
                                                               2004        1.140           1.259           215,528
                                                               2003        1.000           1.140                 -

 Mid-Cap Value Portfolio (5/03)                                2005        1.405           1.490           911,562
                                                               2004        1.156           1.405           195,242
                                                               2003        1.000           1.156                 -

PIMCO Variable Insurance Trust

 Real Return Portfolio - Administrative Class (5/03)           2005        1.116           1.116         1,721,354
                                                               2004        1.046           1.116           321,614
                                                               2003        1.000           1.046                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR        END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
 Total Return Portfolio - Administrative Class (5/01)          2005        1.053           1.057         3,359,573
                                                               2004        1.025           1.053           692,716
                                                               2003        1.000           1.025            79,184

Putnam Variable Trust

 Putnam VT Discovery Growth Fund - Class IB Shares (5/01)      2005        1.187           1.247                 -
                                                               2004        1.126           1.187                 -
                                                               2003        1.000           1.126                 -

 Putnam VT International Equity Fund - Class IB Shares
 (5/01)                                                        2005        1.344           1.477                 -
                                                               2004        1.180           1.344                 -
                                                               2003        1.000           1.180                 -

 Putnam VT Small Cap Value Fund - Class IB Shares (5/01)       2005        1.529           1.603           203,460
                                                               2004        1.236           1.529            26,473
                                                               2003        1.000           1.236                 -

Salomon Brothers Variable Series Funds Inc.

 All Cap Fund - Class I (4/01)                                 2005        1.242           1.266            47,544
                                                               2004        1.170           1.242            47,407
                                                               2003        1.000           1.170                 -

 Investors Fund - Class I (5/01)                               2005        1.240           1.295            30,398
                                                               2004        1.147           1.240               866
                                                               2003        1.000           1.147                 -

 Small Cap Growth Fund - Class I (3/01)                        2005        1.395           1.433            87,329
                                                               2004        1.237           1.395            25,125
                                                               2003        1.000           1.237                 -

Smith Barney Investment Series

 Smith Barney Dividend Strategy Portfolio (5/01)               2005        1.116           1.091            71,237
                                                               2004        1.101           1.116            25,881
                                                               2003        1.000           1.101            19,652

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR      YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
 Smith Barney Premier Selections All Cap Growth Portfolio
 (5/01)                                                        2005        1.160           1.209            17,249
                                                               2004        1.151           1.160                 -
                                                               2003        1.000           1.151                 -

Smith Barney Multiple Discipline Trust

 Multiple Discipline Portfolio - All Cap Growth and Value
 (10/02)                                                       2005        1.179           1.216         6,754,944
                                                               2004        1.129           1.179         3,163,455
                                                               2003        1.000           1.129                 -

 Multiple Discipline Portfolio - Balanced All Cap Growth
 and Value (10/02)                                             2005        1.120           1.144         6,775,659
                                                               2004        1.089           1.120         1,814,630
                                                               2003        1.000           1.089            56,399

 Multiple Discipline Portfolio - Global All Cap Growth
 and Value (10/02)                                             2005        1.232           1.286         2,361,692
                                                               2004        1.140           1.232           559,469
                                                               2003        1.000           1.140                 -

 Multiple Discipline Portfolio - Large Cap Growth and
 Value (10/02)                                                 2005        1.174           1.191         1,219,169
                                                               2004        1.122           1.174            70,565
                                                               2003        1.000           1.122                 -

The Travelers Series Trust

 AIM Capital Appreciation Portfolio (5/01)                     2005        1.186           1.264           197,321
                                                               2004        1.137           1.186            11,931
                                                               2003        1.000           1.137                 -

 Equity Income Portfolio (4/00)                                2005        1.219           1.248           597,391
                                                               2004        1.133           1.219            63,101
                                                               2003        1.000           1.133            21,231

 Large Cap Portfolio (11/99)                                   2005        1.172           1.249            44,437
                                                               2004        1.123           1.172            14,345
                                                               2003        1.000           1.123                 -

 Managed Allocation Series: Aggressive Portfolio (6/05)        2005        1.000           1.074             4,241

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                    NUMBER OF UNITS
                                                                      BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR      YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
Managed Allocation Series: Conservative Portfolio (8/05)       2005        1.021           1.028                 -

Managed Allocation Series: Moderate Portfolio (6/05)           2005        1.002           1.043           598,255

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                         2005        1.000           1.062           914,988

Managed Allocation Series: Moderate-Conservative
Portfolio (5/05)                                               2005        1.000           1.035           117,413

Mercury Large Cap Core Portfolio (8/00)                        2005        1.237           1.358            95,543
                                                               2004        1.090           1.237            10,421
                                                               2003        1.000           1.090             1,812

MFS Emerging Growth Portfolio (4/00)                           2005        1.221           1.184                 -
                                                               2004        1.106           1.221            18,394
                                                               2003        1.000           1.106                 -

MFS Mid Cap Growth Portfolio (5/00)                            2005        1.265           1.278            44,347
                                                               2004        1.132           1.265                 -
                                                               2003        1.000           1.132                 -

MFS Total Return Portfolio (6/00)                              2005        1.178           1.188         2,684,475
                                                               2004        1.079           1.178           984,342
                                                               2003        1.000           1.079            69,945

MFS Value Portfolio (5/04)                                     2005        1.117           1.165           914,698
                                                               2004        1.000           1.117           116,014

Mondrian International Stock Portfolio (5/00)                  2005        1.314           1.410           514,753
                                                               2004        1.159           1.314           113,964
                                                               2003        1.000           1.159                 -

Pioneer Fund Portfolio (5/03)                                  2005        1.227           1.274           168,161
                                                               2004        1.127           1.227            90,074
                                                               2003        1.000           1.127            13,260

Pioneer Mid Cap Value Portfolio (6/05)                         2005        1.019           1.059            37,255


                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR        END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
 Pioneer Strategic Income Portfolio (5/00)                     2005        1.173           1.191           848,537
                                                               2004        1.079           1.173           288,907
                                                               2003        1.000           1.079                 -

 Strategic Equity Portfolio (11/99)                            2005        1.206           1.206                 -
                                                               2004        1.117           1.206                 -
                                                               2003        1.000           1.117                 -

 Style Focus Series: Small Cap Growth Portfolio (5/05)         2005        1.000           1.133            34,973

 Style Focus Series: Small Cap Value Portfolio (5/05)          2005        0.987           1.105            31,332

 Travelers Managed Income Portfolio (5/01)                     2005        1.037           1.030           449,974
                                                               2004        1.029           1.037           118,574
                                                               2003        1.000           1.029            39,493

 Van Kampen Enterprise Portfolio (8/00)                        2005        1.149           1.213             7,209
                                                               2004        1.129           1.149                 -
                                                               2003        1.000           1.129                 -

Travelers Series Fund Inc.

 SB Adjustable Rate Income Portfolio - Class I Shares
 (9/03)                                                        2005        0.989           0.991           611,166
                                                               2004        0.997           0.989            41,912
                                                               2003        1.000           0.997            13,532

 Smith Barney Aggressive Growth Portfolio (12/99)              2005        1.224           1.338         1,563,195
                                                               2004        1.136           1.224           771,612
                                                               2003        1.000           1.136            63,097

 Smith Barney High Income Portfolio (5/01)                     2005        1.192           1.198           743,842
                                                               2004        1.101           1.192           348,505
                                                               2003        1.000           1.101            10,982

 Smith Barney International All Cap Growth Portfolio
 (4/00)                                                        2005        1.355           1.484                 -
                                                               2004        1.174           1.355                 -
                                                               2003        1.000           1.174                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                    NUMBER OF UNITS
                                                                      BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR      YEAR         END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
 Smith Barney Large Cap Value Portfolio (11/99)                2005        1.243           1.297                 -
                                                               2004        1.147           1.243                 -
                                                               2003        1.000           1.147                 -

 Smith Barney Large Capitalization Growth Portfolio
 (11/99)                                                       2005        1.149           1.185           465,960
                                                               2004        1.169           1.149           187,376
                                                               2003        1.000           1.169                 -

 Smith Barney Mid Cap Core Portfolio (11/99)                   2005        1.253           1.330           200,849
                                                               2004        1.158           1.253           105,261
                                                               2003        1.000           1.158            49,733

 Smith Barney Money Market Portfolio (7/00)                    2005        0.983           0.990           666,004
                                                               2004        0.994           0.983           617,070
                                                               2003        1.000           0.994                 -

Van Kampen Life Investment Trust

 Emerging Growth Portfolio - Class I Shares (4/00)             2005        1.170           1.237            84,467
                                                               2004        1.116           1.170            19,007
                                                               2003        1.000           1.116                 -

Variable Annuity Portfolios

 Smith Barney Small Cap Growth Opportunities Portfolio
 (5/01)                                                        2005        1.398           1.437           319,805
                                                               2004        1.235           1.398            74,374
                                                               2003        1.000           1.235                 -

Variable Insurance Products Fund

 Contrafund<< Portfolio - Service Class (12/99)                2005        1.289           1.476         1,466,285
                                                               2004        1.141           1.289           235,973
                                                               2003        1.000           1.141            77,787

 Mid Cap Portfolio - Service Class 2 (5/01)                    2005        1.463           1.692           753,845
                                                               2004        1.198           1.463           122,159
                                                               2003        1.000           1.198             1,675

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                       SEPARATE ACCOUNT CHARGES 2.00% (A)

                                                                      UNIT VALUE AT                    NUMBER OF UNITS
                                                                      BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR      YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
 Capital Appreciation Fund (5/00)                              2005        1.389           1.610                 -
                                                               2004        1.186           1.389                 -
                                                               2003        0.968           1.186                 -
                                                               2002        1.000           0.968                 -

AIM Variable Insurance Funds

 AIM V.I. Premier Equity Fund - Series I (5/01)                2005        1.224           1.268                 -
                                                               2004        1.181           1.224                 -
                                                               2003        0.963           1.181                 -
                                                               2002        1.000           0.963                 -

AllianceBernstein Variable Product Series Fund, Inc.

 AllianceBernstein Growth and Income Portfolio - Class B
 (5/02)                                                        2005        1.356           1.391                 -
                                                               2004        1.244           1.356                 -
                                                               2003        0.960           1.244                 -
                                                               2002        1.000           0.960                 -

 AllianceBernstein Large-Cap Growth Portfolio - Class B
 (11/99)                                                       2005        1.217           1.370                 -
                                                               2004        1.146           1.217                 -
                                                               2003        0.948           1.146                 -
                                                               2002        1.000           0.948                 -

American Funds Insurance Series

 Global Growth Fund - Class 2 Shares (11/99)                   2005        1.452           1.624                 -
                                                               2004        1.305           1.452                 -
                                                               2003        0.984           1.305                 -
                                                               2002        1.000           0.984                 -

 Growth Fund - Class 2 Shares (12/99)                          2005        1.420           1.618                 -
                                                               2004        1.288           1.420                 -
                                                               2003        0.961           1.288                 -
                                                               2002        1.000           0.961                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                    NUMBER OF UNITS
                                                                      BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR      YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
 Growth-Income Fund - Class 2 Shares (3/00)                    2005        1.364           1.415                 -
                                                               2004        1.261           1.364                 -
                                                               2003        0.971           1.261                 -
                                                               2002        1.000           0.971                 -

Delaware VIP Trust

 Delaware VIP REIT Series - Standard Class (5/00)              2005        1.701           1.787                 -
                                                               2004        1.321           1.701                 -
                                                               2003        1.005           1.321                 -
                                                               2002        1.000           1.005                 -

FAM Variable Series Funds, Inc.

 Mercury Global Allocation V.I. Fund - Class III (11/03)       2005        1.202           1.298                 -
                                                               2004        1.074           1.202                 -
                                                               2003        1.000           1.074                 -

 Mercury Value Opportunities V.I. Fund - Class III (11/03)     2005        1.200           1.295                 -
                                                               2004        1.067           1.200                 -
                                                               2003        1.000           1.067                 -

Franklin Templeton Variable Insurance Products Trust

 Franklin Income Securities Fund - Class II Shares (5/05)      2005        1.000           1.048                 -

 Franklin Small-Mid Cap Growth Securities Fund - Class 2
 Shares (4/00)                                                 2005        1.424           1.463                 -
                                                               2004        1.303           1.424                 -
                                                               2003        0.969           1.303                 -
                                                               2002        1.000           0.969                 -

 Mutual Shares Securities Fund - Class 2 Shares (5/02)         2005        1.347           1.459                 -
                                                               2004        1.220           1.347                 -
                                                               2003        0.994           1.220                 -
                                                               2002        1.000           0.994                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR      YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
 Templeton Developing Markets Securities Fund - Class 2
 Shares (5/03)                                                 2005        1.763           2.202                 -
                                                               2004        1.442           1.763                 -
                                                               2003        1.000           1.442                 -

 Templeton Foreign Securities Fund - Class 2 Shares (4/00)     2005        1.489           1.608                 -
                                                               2004        1.281           1.489                 -
                                                               2003        0.989           1.281                 -
                                                               2002        1.000           0.989                 -

 Templeton Growth Securities Fund - Class 2 Shares (5/02)      2005        1.438           1.535                 -
                                                               2004        1.265           1.438                 -
                                                               2003        0.976           1.265                 -
                                                               2002        1.000           0.976                 -

Greenwich Street Series Fund

 Appreciation Portfolio (4/00)                                 2005        1.272           1.300                 -
                                                               2004        1.193           1.272                 -
                                                               2003        0.977           1.193                 -
                                                               2002        1.000           0.977                 -

 Diversified Strategic Income Portfolio (2/01)                 2005        1.158           1.164                 -
                                                               2004        1.106           1.158                 -
                                                               2003        1.010           1.106                 -
                                                               2002        1.000           1.010                 -

 Equity Index Portfolio - Class II Shares (2/01)               2005        1.308           1.337                 -
                                                               2004        1.211           1.308                 -
                                                               2003        0.967           1.211                 -
                                                               2002        1.000           0.967                 -

 Fundamental Value Portfolio (4/01)                            2005        1.392           1.430                 -
                                                               2004        1.312           1.392                 -
                                                               2003        0.966           1.312                 -
                                                               2002        1.000           0.966                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                    NUMBER OF UNITS
                                                                      BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR      YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----   -------------   -------------   ----------------
Janus Aspen Series

 Mid Cap Growth Portfolio - Service Shares (5/00)              2005        1.533           1.684                 -
                                                               2004        1.298           1.533                 -
                                                               2003        0.983           1.298                 -
                                                               2002        1.000           0.983                 -

Lazard Retirement Series, Inc.

 Lazard Retirement Small Cap Portfolio (5/03)                  2005        1.498           1.527                 -
                                                               2004        1.330           1.498                 -
                                                               2003        1.000           1.330                 -

Lord Abbett Series Fund, Inc.

 Growth and Income Portfolio (5/03)                            2005        1.369           1.385                 -
                                                               2004        1.239           1.369                 -
                                                               2003        1.000           1.239                 -

 Mid-Cap Value Portfolio (5/03)                                2005        1.525           1.618                 -
                                                               2004        1.255           1.525                 -
                                                               2003        1.000           1.255                 -

PIMCO Variable Insurance Trust

 Real Return Portfolio - Administrative Class (5/03)           2005        1.114           1.115                 -
                                                               2004        1.044           1.114                 -
                                                               2003        1.000           1.044                 -

 Total Return Portfolio - Administrative Class (5/01)          2005        1.071           1.076                 -
                                                               2004        1.042           1.071                 -
                                                               2003        1.012           1.042                 -
                                                               2002        1.000           1.012                 -

Putnam Variable Trust

 Putnam VT Discovery Growth Fund - Class IB Shares (5/01)      2005        1.307           1.374                 -
                                                               2004        1.240           1.307                 -
                                                               2003        0.958           1.240                 -
                                                               2002        1.000           0.958                 -

 Putnam VT International Equity Fund - Class IB Shares
 (5/01)                                                        2005        1.427           1.569                 -
                                                               2004        1.253           1.427                 -


                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
   Putnam VT International Equity Fund - Class IB Shares
   (continued)                                                 2003        0.994            1.253               -
                                                               2002        1.000            0.994               -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.773            1.860               -
                                                               2004        1.433            1.773               -
                                                               2003        0.977            1.433               -
                                                               2002        1.000            0.977               -

Salomon Brothers Variable Series Funds Inc.

   All Cap Fund - Class I (4/01)                               2005        1.389            1.417               -
                                                               2004        1.308            1.389               -
                                                               2003        0.960            1.308               -
                                                               2002        1.000            0.960               -

   Investors Fund - Class I (5/01)                             2005        1.345            1.405               -
                                                               2004        1.243            1.345               -
                                                               2003        0.958            1.243               -
                                                               2002        1.000            0.958               -

   Small Cap Growth Fund - Class I (3/01)                      2005        1.597            1.642               -
                                                               2004        1.415            1.597               -
                                                               2003        0.970            1.415               -
                                                               2002        1.000            0.970               -

Smith Barney Investment Series

   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.181            1.156               -
                                                               2004        1.166            1.181               -
                                                               2003        0.963            1.166               -
                                                               2002        1.000            0.963               -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.274            1.328               -
                                                               2004        1.263            1.274               -
                                                               2003        0.960            1.263               -
                                                               2002        1.000            0.960               -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
Smith Barney Multiple Discipline Trust

   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.305            1.347               -
                                                               2004        1.249            1.305               -
                                                               2003        0.969            1.249               -
                                                               2002        1.000            0.969               -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.205            1.231               -
                                                               2004        1.171            1.205               -
                                                               2003        0.979            1.171               -
                                                               2002        1.000            0.979               -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.341            1.401               -
                                                               2004        1.241            1.341               -
                                                               2003        0.963            1.241               -
                                                               2002        1.000            0.963               -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.272            1.291               -
                                                               2004        1.216            1.272               -
                                                               2003        0.962            1.216               -
                                                               2002        1.000            0.962               -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.279            1.364               -
                                                               2004        1.226            1.279               -
                                                               2003        0.967            1.226               -
                                                               2002        1.000            0.967               -

   Equity Income Portfolio (4/00)                              2005        1.327            1.359               -
                                                               2004        1.232            1.327               -
                                                               2003        0.958            1.232               -
                                                               2002        1.000            0.958               -

   Large Cap Portfolio (11/99)                                 2005        1.233            1.314               -
                                                               2004        1.181            1.233               -
                                                               2003        0.967            1.181               -
                                                               2002        1.000            0.967               -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
Managed Allocation Series: Aggressive Portfolio (6/05)         2005        1.000            1.075               -

Managed Allocation Series: Conservative Portfolio (8/05)       2005        1.021            1.028               -

Managed Allocation Series: Moderate Portfolio (6/05)           2005        1.002            1.044               -

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                         2005        1.000            1.062               -

Managed Allocation Series: Moderate-Conservative
Portfolio (5/05)                                               2005        1.000            1.035               -

Mercury Large Cap Core Portfolio (8/00)                        2005        1.313            1.442               -
                                                               2004        1.156            1.313               -
                                                               2003        0.973            1.156               -
                                                               2002        1.000            0.973               -

MFS Emerging Growth Portfolio (4/00)                           2005        1.358            1.317               -
                                                               2004        1.229            1.358               -
                                                               2003        0.971            1.229               -
                                                               2002        1.000            0.971               -

MFS Mid Cap Growth Portfolio (5/00)                            2005        1.463            1.478               -
                                                               2004        1.308            1.463               -
                                                               2003        0.974            1.308               -
                                                               2002        1.000            0.974               -

MFS Total Return Portfolio (6/00)                              2005        1.230            1.242               -
                                                               2004        1.126            1.230               -
                                                               2003        0.986            1.126               -
                                                               2002        1.000            0.986               -

MFS Value Portfolio (5/04)                                     2005        1.118            1.166               -
                                                               2004        1.000            1.118               -

Mondrian International Stock Portfolio (5/00)                  2005        1.432            1.537               -
                                                               2004        1.262            1.432               -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
   Mondrian International Stock Portfolio  (continued)         2003        1.001            1.262               -
                                                               2002        1.000            1.001               -

   Pioneer Fund Portfolio (5/03)                               2005        1.320            1.372               -
                                                               2004        1.212            1.320               -
                                                               2003        1.000            1.212               -

   Pioneer Mid Cap Value Portfolio (6/05)                      2005        1.019            1.060               -

   Pioneer Strategic Income Portfolio (5/00)                   2005        1.285            1.306               -
                                                               2004        1.181            1.285               -
                                                               2003        1.008            1.181               -
                                                               2002        1.000            1.008               -

   Strategic Equity Portfolio (11/99)                          2005        1.361            1.361               -
                                                               2004        1.260            1.361               -
                                                               2003        0.969            1.260               -
                                                               2002        1.000            0.969               -

   Style Focus Series: Small Cap Growth Portfolio (5/05)       2005        1.000            1.133               -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        0.987            1.105               -

   Travelers Managed Income Portfolio (5/01)                   2005        1.087            1.080               -
                                                               2004        1.078            1.087               -
                                                               2003        1.014            1.078               -
                                                               2002        1.000            1.014               -

   Van Kampen Enterprise Portfolio (8/00)                      2005        1.211            1.280               -
                                                               2004        1.190            1.211               -
                                                               2003        0.966            1.190               -
                                                               2002        1.000            0.966               -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.989            0.993               -
                                                               2004        0.998            0.989               -
                                                               2003        1.000            0.998               -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
   Smith Barney Aggressive Growth Portfolio (12/99)            2005        1.351            1.479               -
                                                               2004        1.254            1.351               -
                                                               2003        0.951            1.254               -
                                                               2002        1.000            0.951               -

   Smith Barney High Income Portfolio (5/01)                   2005        1.363            1.371               -
                                                               2004        1.259            1.363               -
                                                               2003        1.007            1.259               -
                                                               2002        1.000            1.007               -

   Smith Barney International All Cap Growth Portfolio
   (4/00)                                                      2005        1.423            1.558               -
                                                               2004        1.231            1.423               -
                                                               2003        0.986            1.231               -
                                                               2002        1.000            0.986               -

   Smith Barney Large Cap Value Portfolio (11/99)              2005        1.314            1.372               -
                                                               2004        1.212            1.314               -
                                                               2003        0.969            1.212               -
                                                               2002        1.000            0.969               -

   Smith Barney Large Capitalization Growth Portfolio
   (11/99)                                                     2005        1.346            1.388               -
                                                               2004        1.369            1.346               -
                                                               2003        0.946            1.369               -
                                                               2002        1.000            0.946               -

   Smith Barney Mid Cap Core Portfolio (11/99)                 2005        1.345            1.428               -
                                                               2004        1.242            1.345               -
                                                               2003        0.977            1.242               -
                                                               2002        1.000            0.977               -

   Smith Barney Money Market Portfolio (7/00)                  2005        0.975            0.983               -
                                                               2004        0.986            0.975               -
                                                               2003        1.000            0.986               -
                                                               2002        1.000            1.000               -

Van Kampen Life Investment Trust

   Emerging Growth Portfolio - Class I Shares (4/00)           2005        1.257            1.329               -
                                                               2004        1.198            1.257               -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
   Emerging Growth Portfolio - Class I Shares  (continued)     2003        0.959            1.198               -
                                                               2002        1.000            0.959               -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.537            1.580               -
                                                               2004        1.356            1.537               -
                                                               2003        0.974            1.356               -
                                                               2002        1.000            0.974               -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (12/99)              2005        1.410           1.615                -
                                                               2004        1.247            1.410               -
                                                               2003        0.991            1.247               -
                                                               2002        1.000            0.991               -

   Mid Cap Portfolio - Service Class 2 (5/01)                  2005        1.633            1.889               -
                                                               2004        1.336            1.633               -
                                                               2003        0.986            1.336               -
                                                               2002        1.000            0.986               -

                         CONDENSED FINANCIAL INFORMATION

                       SEPARATE ACCOUNT CHARGES 2.00% (B)

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
   Capital Appreciation Fund (5/00)                            2005        1.389            1.610                 -
                                                               2004        1.186            1.389                 -
                                                               2003        0.968            1.186                 -
                                                               2002        1.000            0.968                 -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        1.224            1.268                 -
                                                               2004        1.181            1.224                 -
                                                               2003        0.963            1.181                 -
                                                               2002        1.000            0.963                 -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.356            1.391             4,018
                                                               2004        1.244            1.356             4,023
                                                               2003        0.960            1.244             4,025
                                                               2002        1.000            0.960                 -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                     2005        1.217            1.370                 -
                                                               2004        1.146            1.217                 -
                                                               2003        0.948            1.146                 -
                                                               2002        1.000            0.948                 -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                 2005        1.452            1.624            44,913
                                                               2004        1.305            1.452            48,619
                                                               2003        0.984            1.305            14,702
                                                               2002        1.000            0.984                 -

   Growth Fund - Class 2 Shares (12/99)                        2005        1.420            1.618           312,331
                                                               2004        1.288            1.420            62,507
                                                               2003        0.961            1.288            28,789
                                                               2002        1.000            0.961                 -

   Growth-Income Fund - Class 2 Shares (3/00)                  2005        1.364            1.415           329,811
                                                               2004        1.261            1.364            67,721
                                                               2003        0.971            1.261            34,172
                                                               2002        1.000            0.971                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)            2005        1.701            1.787             2,411
                                                               2004        1.321            1.701                 -
                                                               2003        1.005            1.321                 -
                                                               2002        1.000            1.005                 -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.202            1.298                 -
                                                               2004        1.074            1.202                 -
                                                               2003        1.000            1.074                 -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.200            1.295                 -
                                                               2004        1.067            1.200                 -
                                                               2003        1.000            1.067                 -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000            1.048                 -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (4/00)                                               2005        1.424            1.463                 -
                                                               2004        1.303            1.424                 -
                                                               2003        0.969            1.303                 -
                                                               2002        1.000            0.969                 -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.347            1.459             9,384
                                                               2004        1.220            1.347             7,977
                                                               2003        0.994            1.220             8,525
                                                               2002        1.000            0.994                 -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.763            2.202             1,822
                                                               2004        1.442            1.763                 -
                                                               2003        1.000            1.442                 -

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)   2005        1.489            1.608            35,105
                                                               2004        1.281            1.489            33,262

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
   Templeton Foreign Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.989            1.281            19,255
                                                               2002        1.000            0.989                 -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.438            1.535             5,269
                                                               2004        1.265            1.438             3,817
                                                               2003        0.976            1.265             4,335
                                                               2002        1.000            0.976                 -

Greenwich Street Series Fund
   Appreciation Portfolio (4/00)                               2005        1.272            1.300            83,380
                                                               2004        1.193            1.272            86,821
                                                               2003        0.977            1.193            56,139
                                                               2002        1.000            0.977                 -

   Diversified Strategic Income Portfolio (2/01)               2005        1.158            1.164           130,459
                                                               2004        1.106            1.158           132,433
                                                               2003        1.010            1.106           132,433
                                                               2002        1.000            1.010                 -

   Equity Index Portfolio - Class II Shares (2/01)             2005        1.308            1.337                 -
                                                               2004        1.211            1.308            16,232
                                                               2003        0.967            1.211                 -
                                                               2002        1.000            0.967                 -

   Fundamental Value Portfolio (4/01)                          2005        1.392            1.430            90,531
                                                               2004        1.312            1.392           100,835
                                                               2003        0.966            1.312            34,716
                                                               2002        1.000            0.966                 -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.533            1.684             3,614
                                                               2004        1.298            1.533                 -
                                                               2003        0.983            1.298                 -
                                                               2002        1.000            0.983                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR          END OF YEAR      END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------    ---------------
Lazard Retirement Series, Inc.

   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.498            1.527                 -
                                                               2004        1.330            1.498                 -
                                                               2003        1.000            1.330                 -

Lord Abbett Series Fund, Inc.

   Growth and Income Portfolio (5/03)                          2005        1.369            1.385            42,459
                                                               2004        1.239            1.369             7,792
                                                               2003        1.000            1.239             8,654

   Mid-Cap Value Portfolio (5/03)                              2005        1.525            1.618            37,584
                                                               2004        1.255            1.525            12,377
                                                               2003        1.000            1.255                 -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.114            1.115             4,299
                                                               2004        1.044            1.114                 -
                                                               2003        1.000            1.044                 -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.071            1.076            58,308
                                                               2004        1.042            1.071            46,736
                                                               2003        1.012            1.042            44,582
                                                               2002        1.000            1.012                 -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.307            1.374                 -
                                                               2004        1.240            1.307                 -
                                                               2003        0.958            1.240                 -
                                                               2002        1.000            0.958                 -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.427            1.569             8,851
                                                               2004        1.253            1.427             8,851
                                                               2003        0.994            1.253             8,851
                                                               2002        1.000            0.994                 -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.773            1.860            10,786
                                                               2004        1.433            1.773            10,791

                         CONDENSED FINANCIAL INFORMATION

                                                                                 UNIT VALUE AT                      NUMBER OF UNITS
                                                                                 BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                           PORTFOLIO NAME                                YEAR        YEAR          END OF YEAR        END OF YEAR
--------------------------------------------------------------------     ----    -------------    -------------     ---------------
    Putnam VT Small Cap Value Fund - Class IB Shares  (continued)        2003        0.977            1.433                    -
                                                                         2002        1.000            0.977                    -

Salomon Brothers Variable Series Funds Inc.
    All Cap Fund - Class I (4/01)                                        2005        1.389            1.417               22,130
                                                                         2004        1.308            1.389               14,493
                                                                         2003        0.960            1.308               14,500
                                                                         2002        1.000            0.960                    -

    Investors Fund - Class I (5/01)                                      2005        1.345            1.405                    -
                                                                         2004        1.243            1.345               58,340
                                                                         2003        0.958            1.243                    -
                                                                         2002        1.000            0.958                    -

    Small Cap Growth Fund - Class I (3/01)                               2005        1.597            1.642                    -
                                                                         2004        1.415            1.597                    -
                                                                         2003        0.970            1.415                    -
                                                                         2002        1.000            0.970                    -

Smith Barney Investment Series
    Smith Barney Dividend Strategy Portfolio (5/01)                      2005        1.181            1.156                    -
                                                                         2004        1.166            1.181                    -
                                                                         2003        0.963            1.166                    -
                                                                         2002        1.000            0.963                    -

    Smith Barney Premier Selections All Cap Growth Portfolio (5/01)      2005        1.274            1.328                    -
                                                                         2004        1.263            1.274                    -
                                                                         2003        0.960            1.263                    -
                                                                         2002        1.000            0.960                    -

Smith Barney Multiple Discipline Trust
    Multiple Discipline Portfolio - All Cap Growth and Value (10/02)     2005        1.305            1.347              623,565
                                                                         2004        1.249            1.305              644,058
                                                                         2003        0.969            1.249              466,149
                                                                         2002        1.000            0.969                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                                UNIT VALUE AT                        NUMBER OF UNITS
                                                                                BEGINNING OF       UNIT VALUE AT      OUTSTANDING AT
                         PORTFOLIO NAME                              YEAR           YEAR            END OF YEAR        END OF YEAR
------------------------------------------------------------         ----       -------------      -------------     ---------------
    Multiple Discipline Portfolio - Balanced All Cap                 2005           1.205              1.231             40,849
    Growth and Value (10/02)                                         2004           1.171              1.205             39,058
                                                                     2003           0.979              1.171              3,180
                                                                     2002           1.000              0.979                  -

    Multiple Discipline Portfolio - Global All Cap                   2005           1.341              1.401             27,616
    Growth and Value (10/02)                                         2004           1.241              1.341             29,286
                                                                     2003           0.963              1.241             29,286
                                                                     2002           1.000              0.963                  -

    Multiple Discipline Portfolio - Large Cap                        2005           1.272              1.291             44,099
    Growth and Value (10/02)                                         2004           1.216              1.272             25,985
                                                                     2003           0.962              1.216                  -
                                                                     2002           1.000              0.962                  -

The Travelers Series Trust
    AIM Capital Appreciation Portfolio (5/01)                        2005           1.279              1.364              8,374
                                                                     2004           1.226              1.279              8,383
                                                                     2003           0.967              1.226              5,578
                                                                     2002           1.000              0.967                  -

    Equity Income Portfolio (4/00)                                   2005           1.327              1.359             13,055
                                                                     2004           1.232              1.327              8,460
                                                                     2003           0.958              1.232              5,654
                                                                     2002           1.000              0.958                  -

    Large Cap Portfolio (11/99)                                      2005           1.233              1.314             20,495
                                                                     2004           1.181              1.233              4,359
                                                                     2003           0.967              1.181              2,910
                                                                     2002           1.000              0.967                  -

    Managed Allocation Series: Aggressive Portfolio (6/05)           2005           1.000              1.075                  -

    Managed Allocation Series: Conservative Portfolio (8/05)         2005           1.021              1.028                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                                 UNIT VALUE AT                       NUMBER OF UNITS
                                                                                 BEGINNING OF      UNIT VALUE AT     OUTSTANDING AT
                              PORTFOLIO NAME                          YEAR          YEAR           END OF YEAR        END OF YEAR
-----------------------------------------------------------------     ----       -------------     -------------     ---------------
Managed Allocation Series: Moderate Portfolio (6/05)                  2005          1.002             1.044                    -

Managed Allocation Series: Moderate-Aggressive Portfolio (5/05)       2005          1.000             1.062                    -

Managed Allocation Series: Moderate-Conservative Portfolio (5/05)     2005          1.000             1.035                    -

Mercury Large Cap Core Portfolio (8/00)                               2005          1.313             1.442                2,699
                                                                      2004          1.156             1.313                    -
                                                                      2003          0.973             1.156                    -
                                                                      2002          1.000             0.973                    -

MFS Emerging Growth Portfolio (4/00)                                  2005          1.358             1.317                    -
                                                                      2004          1.229             1.358                4,075
                                                                      2003          0.971             1.229                4,077
                                                                      2002          1.000             0.971                    -

MFS Mid Cap Growth Portfolio (5/00)                                   2005          1.463             1.478              119,921
                                                                      2004          1.308             1.463                    -
                                                                      2003          0.974             1.308                    -
                                                                      2002          1.000             0.974                    -

MFS Total Return Portfolio (6/00)                                     2005          1.230             1.242              124,916
                                                                      2004          1.126             1.230              121,385
                                                                      2003          0.986             1.126               75,188
                                                                      2002          1.000             0.986                    -

MFS Value Portfolio (5/04)                                            2005          1.118             1.166              244,454
                                                                      2004          1.000             1.118                    -

Mondrian International Stock Portfolio (5/00)                         2005          1.432             1.537                    -
                                                                      2004          1.262             1.432                    -
                                                                      2003          1.001             1.262                    -
                                                                      2002          1.000             1.001                    -

Pioneer Fund Portfolio (5/03)                                         2005          1.320             1.372                    -
                                                                      2004          1.212             1.320                    -
                                                                      2003          1.000             1.212                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                                 UNIT VALUE AT                      NUMBER OF UNITS
                                                                                 BEGINNING OF      UNIT VALUE AT     OUTSTANDING AT
                        PORTFOLIO NAME                                 YEAR          YEAR           END OF YEAR        END OF YEAR
---------------------------------------------------------------        ----      -------------     -------------    ---------------
    Pioneer Mid Cap Value Portfolio (6/05)                             2005          1.019             1.060                    -

    Pioneer Strategic Income Portfolio (5/00)                          2005          1.285             1.306                1,456
                                                                       2004          1.181             1.285                    -
                                                                       2003          1.008             1.181                    -
                                                                       2002          1.000             1.008                    -

    Strategic Equity Portfolio (11/99)                                 2005          1.361             1.361                    -
                                                                       2004          1.260             1.361                    -
                                                                       2003          0.969             1.260                    -
                                                                       2002          1.000             0.969                    -

    Style Focus Series: Small Cap Growth Portfolio (5/05)              2005          1.000             1.133                    -

    Style Focus Series: Small Cap Value Portfolio (5/05)               2005          0.987             1.105                    -

    Travelers Managed Income Portfolio (5/01)                          2005          1.087             1.080                    -
                                                                       2004          1.078             1.087                    -
                                                                       2003          1.014             1.078                    -
                                                                       2002          1.000             1.014                    -

    Van Kampen Enterprise Portfolio (8/00)                             2005          1.211             1.280                    -
                                                                       2004          1.190             1.211                    -
                                                                       2003          0.966             1.190                    -
                                                                       2002          1.000             0.966                    -

Travelers Series Fund Inc.
    SB Adjustable Rate Income Portfolio - Class I Shares (9/03)        2005          0.989             0.993                    -
                                                                       2004          0.998             0.989                    -
                                                                       2003          1.000             0.998                    -

    Smith Barney Aggressive Growth Portfolio (12/99)                   2005          1.351             1.479              159,173
                                                                       2004          1.254             1.351              159,343
                                                                       2003          0.951             1.254               62,697
                                                                       2002          1.000             0.951                    -

    Smith Barney High Income Portfolio (5/01)                          2005          1.363             1.371               32,240
                                                                       2004          1.259             1.363              111,285

                         CONDENSED FINANCIAL INFORMATION

                                                                               UNIT VALUE AT                        NUMBER OF UNITS
                                                                               BEGINNING OF      UNIT VALUE AT      OUTSTANDING AT
                         PORTFOLIO NAME                              YEAR          YEAR           END OF YEAR         END OF YEAR
--------------------------------------------------------------       ----      -------------     -------------      ---------------
    Smith Barney High Income Portfolio  (continued)                  2003          1.007             1.259               116,508
                                                                     2002          1.000             1.007                     -

    Smith Barney International All Cap Growth Portfolio (4/00)       2005          1.423             1.558                     -
                                                                     2004          1.231             1.423                     -
                                                                     2003          0.986             1.231                     -
                                                                     2002          1.000             0.986                     -

    Smith Barney Large Cap Value Portfolio (11/99)                   2005          1.314             1.372                     -
                                                                     2004          1.212             1.314                     -
                                                                     2003          0.969             1.212                     -
                                                                     2002          1.000             0.969                     -

    Smith Barney Large Capitalization Growth Portfolio (11/99)       2005          1.346             1.388                37,533
                                                                     2004          1.369             1.346                64,127
                                                                     2003          0.946             1.369                     -
                                                                     2002          1.000             0.946                     -

    Smith Barney Mid Cap Core Portfolio (11/99)                      2005          1.345             1.428                     -
                                                                     2004          1.242             1.345                26,737
                                                                     2003          0.977             1.242                     -
                                                                     2002          1.000             0.977                     -

    Smith Barney Money Market Portfolio (7/00)                       2005          0.975             0.983                22,058
                                                                     2004          0.986             0.975                     -
                                                                     2003          1.000             0.986                     -
                                                                     2002          1.000             1.000                     -

Van Kampen Life Investment Trust
    Emerging Growth Portfolio - Class I Shares (4/00)                2005          1.257             1.329                     -
                                                                     2004          1.198             1.257                     -
                                                                     2003          0.959             1.198                     -
                                                                     2002          1.000             0.959                     -

Variable Annuity Portfolios
    Smith Barney Small Cap Growth Opportunities Portfolio (5/01)     2005          1.537             1.580                     -
                                                                     2004          1.356             1.537                     -

                         CONDENSED FINANCIAL INFORMATION

                                                                                  UNIT VALUE AT                      NUMBER OF UNITS
                                                                                  BEGINNING OF      UNIT VALUE AT    OUTSTANDING AT
                         PORTFOLIO NAME                                  YEAR         YEAR           END OF YEAR       END OF YEAR
--------------------------------------------------------------------     ----     -------------     -------------    ---------------
  Smith Barney Small Cap Growth Opportunities Portfolio  (continued)     2003         0.974             1.356                 -
                                                                         2002         1.000             0.974                 -

Variable Insurance Products Fund
  Contrafund<< Portfolio - Service Class (12/99)                         2005         1.410             1.615            80,050
                                                                         2004         1.247             1.410             2,583
                                                                         2003         0.991             1.247             2,583
                                                                         2002         1.000             0.991                 -

  Mid Cap Portfolio - Service Class 2 (5/01)                             2005         1.633             1.889            40,951
                                                                         2004         1.336             1.633            40,964
                                                                         2003         0.986             1.336            27,832
                                                                         2002         1.000             0.986                 -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 2.10%

                                                                                  UNIT VALUE AT                      NUMBER OF UNITS
                                                                                  BEGINNING OF      UNIT VALUE AT     OUTSTANDING AT
                          PORTFOLIO NAME                                 YEAR         YEAR           END OF YEAR        END OF YEAR
------------------------------------------------------------------       ----     -------------     -------------    ---------------
    Capital Appreciation Fund (5/00)                                     2005         1.340             1.551                  -
                                                                         2004         1.145             1.340                  -
                                                                         2003         1.000             1.145                  -

AIM Variable Insurance Funds
    AIM V.I. Premier Equity Fund - Series I (5/01)                       2005         1.152             1.191                  -
                                                                         2004         1.112             1.152                  -
                                                                         2003         1.000             1.112                  -

AllianceBernstein Variable Product Series Fund, Inc.
    AllianceBernstein Growth and Income Portfolio - Class B (5/02)       2005         1.220             1.249                  -
                                                                         2004         1.120             1.220                  -
                                                                         2003         1.000             1.120                  -

    AllianceBernstein Large-Cap Growth Portfolio - Class B (11/99)       2005         1.159             1.304                  -
                                                                         2004         1.093             1.159                  -
                                                                         2003         1.000             1.093                  -

American Funds Insurance Series
    Global Growth Fund - Class 2 Shares (11/99)                          2005         1.319             1.474             31,243
                                                                         2004         1.187             1.319             14,907
                                                                         2003         1.000             1.187                  -

    Growth Fund - Class 2 Shares (12/99)                                 2005         1.266             1.440             17,786
                                                                         2004         1.149             1.266              5,032
                                                                         2003         1.000             1.149                  -

    Growth-Income Fund - Class 2 Shares (3/00)                           2005         1.239             1.284             48,714
                                                                         2004         1.147             1.239             22,820
                                                                         2003         1.000             1.147                  -

Delaware VIP Trust
    Delaware VIP REIT Series - Standard Class (5/00)                     2005         1.470             1.543                  -
                                                                         2004         1.143             1.470                  -
                                                                         2003         1.000             1.143                  -

                         CONDENSED FINANCIAL INFORMATION

                                                               UNIT VALUE AT                     NUMBER OF UNITS
                                                               BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                  PORTFOLIO NAME                       YEAR        YEAR           END OF YEAR      END OF YEAR
---------------------------------------------------    ----    -------------    -------------    ---------------
FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III
   (11/03)                                             2005        1.201           1.295                   -
                                                       2004        1.074           1.201                   -
                                                       2003        1.000           1.074                   -

   Mercury Value Opportunities V.I. Fund - Class
   III (11/03)                                         2005        1.199           1.293                   -
                                                       2004        1.067           1.199                   -
                                                       2003        1.000           1.067                   -

Franklin Templeton Variable Insurance Products
Trust
   Franklin Income Securities Fund - Class II
   Shares (5/05)                                       2005        1.000           1.048               3,877

   Franklin Small-Mid Cap Growth Securities Fund
   - Class 2 Shares (4/00)                             2005        1.302           1.336                   -
                                                       2004        1.192           1.302                   -
                                                       2003        1.000           1.192                   -

   Mutual Shares Securities Fund - Class 2 Shares
   (5/02)                                              2005        1.232           1.334               3,067
                                                       2004        1.117           1.232                   -
                                                       2003        1.000           1.117                   -

   Templeton Developing Markets Securities
   Fund - Class 2 Shares (5/03)                        2005        1.542           1.924              13,893
                                                       2004        1.263           1.542              10,047
                                                       2003        1.000           1.263                   -

   Templeton Foreign Securities Fund - Class 2
   Shares (4/00)                                       2005        1.364           1.472              13,723
                                                       2004        1.175           1.364               7,082
                                                       2003        1.000           1.175                   -

   Templeton Growth Securities Fund - Class 2
   Shares (5/02)                                       2005        1.319           1.406                   -
                                                       2004        1.161           1.319                   -
                                                       2003        1.000           1.161                   -

                         CONDENSED FINANCIAL INFORMATION

                                                               UNIT VALUE AT                     NUMBER OF UNITS
                                                               BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                  PORTFOLIO NAME                       YEAR        YEAR           END OF YEAR      END OF YEAR
---------------------------------------------------    ----    -------------    -------------    ---------------
Greenwich Street Series Fund
   Appreciation Portfolio (4/00)                       2005        1.192           1.218                   -
                                                       2004        1.119           1.192                   -
                                                       2003        1.000           1.119                   -

   Diversified Strategic Income Portfolio (2/01)       2005        1.105           1.110                   -
                                                       2004        1.057           1.105                   -
                                                       2003        1.000           1.057                   -

   Equity Index Portfolio - Class II Shares (2/01)     2005        1.219           1.245                   -
                                                       2004        1.130           1.219                   -
                                                       2003        1.000           1.130                   -

   Fundamental Value Portfolio (4/01)                  2005        1.238           1.271                   -
                                                       2004        1.169           1.238                   -
                                                       2003        1.000           1.169                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)    2005        1.347           1.478               9,373
                                                       2004        1.142           1.347               4,813
                                                       2003        1.000           1.142                   -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)        2005        1.320           1.344                   -
                                                       2004        1.173           1.320                   -
                                                       2003        1.000           1.173                   -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                  2005        1.258           1.272                   -
                                                       2004        1.140           1.258                   -
                                                       2003        1.000           1.140                   -

   Mid-Cap Value Portfolio (5/03)                      2005        1.404           1.488              16,134
                                                       2004        1.156           1.404               6,909
                                                       2003        1.000           1.156                   -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class
   (5/03)                                              2005        1.115           1.115              15,721
                                                       2004        1.046           1.115              15,726
                                                       2003        1.000           1.046                   -

                         CONDENSED FINANCIAL INFORMATION

                                                               UNIT VALUE AT                     NUMBER OF UNITS
                                                               BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                  PORTFOLIO NAME                       YEAR        YEAR           END OF YEAR      END OF YEAR
---------------------------------------------------    ----    -------------    -------------    ---------------
   Total Return Portfolio - Administrative
   Class (5/01)                                        2005        1.052           1.056              2,887
                                                       2004        1.024           1.052                  -
                                                       2003        1.000           1.024                  -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB
   Shares (5/01)                                       2005        1.186           1.246                  -
                                                       2004        1.126           1.186                  -
                                                       2003        1.000           1.126                  -

   Putnam VT International Equity Fund - Class IB
    Shares (5/01)                                      2005        1.343           1.475                  -
                                                       2004        1.180           1.343                  -
                                                       2003        1.000           1.180                  -

   Putnam VT Small Cap Value Fund - Class IB
   Shares (5/01)                                       2005        1.528           1.601              8,267
                                                       2004        1.236           1.528              4,239
                                                       2003        1.000           1.236                  -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                       2005        1.241           1.264                  -
                                                       2004        1.170           1.241                  -
                                                       2003        1.000           1.170                  -

   Investors Fund - Class I (5/01)                     2005        1.240           1.293                  -
                                                       2004        1.147           1.240                  -
                                                       2003        1.000           1.147                  -

   Small Cap Growth Fund - Class I (3/01)              2005        1.394           1.432              9,176
                                                       2004        1.236           1.394              4,623
                                                       2003        1.000           1.236                  -

Smith Barney Investment Series
   Smith Barney Dividend Strategy
   Portfolio (5/01)                                    2005        1.115           1.090                  -
                                                       2004        1.101           1.115                  -
                                                       2003        1.000           1.101                  -

                         CONDENSED FINANCIAL INFORMATION

                                                               UNIT VALUE AT                     NUMBER OF UNITS
                                                               BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                  PORTFOLIO NAME                       YEAR        YEAR           END OF YEAR      END OF YEAR
---------------------------------------------------    ----    -------------    -------------    ---------------
   Smith Barney Premier Selections All Cap
   Growth Portfolio (5/01)                             2005        1.160           1.207                    -
                                                       2004        1.151           1.160                    -
                                                       2003        1.000           1.151                    -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth
   and Value (10/02)                                   2005        1.179           1.215               27,895
                                                       2004        1.129           1.179                    -
                                                       2003        1.000           1.129                    -

   Multiple Discipline Portfolio - Balanced All Cap
    Growth and Value (10/02)                           2005        1.120           1.143              132,477
                                                       2004        1.089           1.120                    -
                                                       2003        1.000           1.089                    -

   Multiple Discipline Portfolio - Global All Cap
   Growth and Value (10/02)                            2005        1.231           1.284                    -
                                                       2004        1.140           1.231                    -
                                                       2003        1.000           1.140                    -

   Multiple Discipline Portfolio - Large Cap
   Growth and Value (10/02)                            2005        1.173           1.189               14,076
                                                       2004        1.122           1.173                    -
                                                       2003        1.000           1.122                    -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)           2005        1.185           1.262                    -
                                                       2004        1.136           1.185                    -
                                                       2003        1.000           1.136                    -

   Equity Income Portfolio (4/00)                      2005        1.218           1.246                    -
                                                       2004        1.132           1.218                    -
                                                       2003        1.000           1.132                    -

   Large Cap Portfolio (11/99)                         2005        1.172           1.247                    -
                                                       2004        1.123           1.172                    -
                                                       2003        1.000           1.123                    -

   Managed Allocation Series: Aggressive
   Portfolio (6/05)                                    2005        1.000           1.074                    -

                         CONDENSED FINANCIAL INFORMATION

                                                               UNIT VALUE AT                     NUMBER OF UNITS
                                                               BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                  PORTFOLIO NAME                       YEAR        YEAR           END OF YEAR      END OF YEAR
---------------------------------------------------    ----    -------------    -------------    ---------------
Managed Allocation Series: Conservative
Portfolio (8/05)                                       2005        1.021           1.027                  -

Managed Allocation Series: Moderate
Portfolio (6/05)                                       2005        1.002           1.043                  -

Managed Allocation Series: Moderate-
Aggressive Portfolio (5/05)                            2005        1.000           1.062                  -

Managed Allocation Series: Moderate-Conservative
Portfolio (5/05)                                       2005        1.000           1.034                  -

Mercury Large Cap Core Portfolio (8/00)                2005        1.236           1.357                  -
                                                       2004        1.090           1.236                  -
                                                       2003        1.000           1.090                  -

MFS Emerging Growth Portfolio (4/00)                   2005        1.220           1.183                  -
                                                       2004        1.105           1.220                  -
                                                       2003        1.000           1.105                  -

MFS Mid Cap Growth Portfolio (5/00)                    2005        1.264           1.276                  -
                                                       2004        1.132           1.264                  -
                                                       2003        1.000           1.132                  -

MFS Total Return Portfolio (6/00)                      2005        1.177           1.187              3,398
                                                       2004        1.078           1.177                  -
                                                       2003        1.000           1.078                  -

MFS Value Portfolio (5/04)                             2005        1.117           1.164                  -
                                                       2004        1.000           1.117                  -

Mondrian International Stock Portfolio (5/00)          2005        1.313           1.408                  -
                                                       2004        1.158           1.313                  -
                                                       2003        1.000           1.158                  -

Pioneer Fund Portfolio (5/03)                          2005        1.226           1.273                  -
                                                       2004        1.127           1.226                  -
                                                       2003        1.000           1.127                  -

Pioneer Mid Cap Value Portfolio (6/05)                 2005        1.019           1.059                  -

                         CONDENSED FINANCIAL INFORMATION

                                                               UNIT VALUE AT                     NUMBER OF UNITS
                                                               BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                  PORTFOLIO NAME                       YEAR        YEAR           END OF YEAR      END OF YEAR
---------------------------------------------------    ----    -------------    -------------    ---------------
   Pioneer Strategic Income Portfolio (5/00)           2005        1.172           1.190              1,813
                                                       2004        1.079           1.172                  -
                                                       2003        1.000           1.079                  -

   Strategic Equity Portfolio (11/99)                  2005        1.205           1.204                  -
                                                       2004        1.116           1.205                  -
                                                       2003        1.000           1.116                  -

   Style Focus Series: Small Cap Growth
   Portfolio (5/05)                                    2005        1.000           1.132                  -

   Style Focus Series: Small Cap Value
   Portfolio (5/05)                                    2005        0.986           1.105                  -

   Travelers Managed Income Portfolio (5/01)           2005        1.036           1.029              2,962
                                                       2004        1.029           1.036                  -
                                                       2003        1.000           1.029                  -

   Van Kampen Enterprise Portfolio (8/00)              2005        1.148           1.212                  -
                                                       2004        1.128           1.148                  -
                                                       2003        1.000           1.128                  -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I
   Shares (9/03)                                       2005        0.988           0.990              7,492
                                                       2004        0.997           0.988              4,396
                                                       2003        1.000           0.997                  -

   Smith Barney Aggressive Growth Portfolio (12/99)    2005        1.223           1.337              5,298
                                                       2004        1.136           1.223                  -
                                                       2003        1.000           1.136                  -

   Smith Barney High Income Portfolio (5/01)           2005        1.191           1.197                  -
                                                       2004        1.101           1.191                  -
                                                       2003        1.000           1.101                  -

   Smith Barney International All Cap Growth
   Portfolio (4/00)                                    2005        1.354           1.482                  -
                                                       2004        1.173           1.354                  -
                                                       2003        1.000           1.173                  -

                         CONDENSED FINANCIAL INFORMATION

                                                               UNIT VALUE AT                     NUMBER OF UNITS
                                                               BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                  PORTFOLIO NAME                       YEAR        YEAR           END OF YEAR      END OF YEAR
---------------------------------------------------    ----    -------------    -------------    ---------------
   Smith Barney Large Cap Value
   Portfolio (11/99)                                   2005        1.242           1.296                   -
                                                       2004        1.147           1.242                   -
                                                       2003        1.000           1.147                   -

   Smith Barney Large Capitalization Growth
   Portfolio (11/99)                                   2005        1.148           1.183                   -
                                                       2004        1.169           1.148                   -
                                                       2003        1.000           1.169                   -

   Smith Barney Mid Cap Core Portfolio (11/99)         2005        1.252           1.328               7,107
                                                       2004        1.158           1.252               7,109
                                                       2003        1.000           1.158                   -

   Smith Barney Money Market Portfolio (7/00)          2005        0.982           0.989               3,734
                                                       2004        0.994           0.982                   -
                                                       2003        1.000           0.994                   -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I
   Shares (4/00)                                       2005        1.169           1.236                   -
                                                       2004        1.115           1.169                   -
                                                       2003        1.000           1.115                   -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities
   Portfolio (5/01)                                    2005        1.397           1.436                   -
                                                       2004        1.234           1.397                   -
                                                       2003        1.000           1.234                   -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (12/99)      2005        1.288           1.474              12,920
                                                       2004        1.141           1.288              10,306
                                                       2003        1.000           1.141                   -

   Mid Cap Portfolio - Service Class 2 (5/01)          2005        1.462           1.690               2,304
                                                       2004        1.198           1.462                   -
                                                       2003        1.000           1.198                   -

                         CONDENSED FINANCIAL INFORMATION

                       SEPARATE ACCOUNT CHARGES 2.20% (B)

                                                               UNIT VALUE AT                     NUMBER OF UNITS
                                                               BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                  PORTFOLIO NAME                       YEAR        YEAR           END OF YEAR      END OF YEAR
---------------------------------------------------    ----    -------------    -------------    ---------------
   Capital Appreciation Fund (5/00)                    2005        1.384           1.600                    -
                                                       2004        1.183           1.384                    -
                                                       2003        0.968           1.183                    -
                                                       2002        1.000           0.968                    -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)      2005        1.219           1.260                    -
                                                       2004        1.178           1.219                    -
                                                       2003        0.963           1.178                    -
                                                       2002        1.000           0.963                    -

AllianceBernstein Variable Product Series Fund,
Inc.

   AllianceBernstein Growth and Income
   Portfolio - Class B (5/02)                          2005        1.351           1.382               37,059
                                                       2004        1.242           1.351               37,059
                                                       2003        0.960           1.242                    -
                                                       2002        1.000           0.960                    -

   AllianceBernstein Large-Cap Growth Portfolio
   - Class B (11/99)                                   2005        1.212           1.362                    -
                                                       2004        1.144           1.212                    -
                                                       2003        0.948           1.144                    -
                                                       2002        1.000           0.948                    -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)         2005        1.446           1.614               67,669
                                                       2004        1.303           1.446                9,897
                                                       2003        0.984           1.303                    -
                                                       2002        1.000           0.984                    -

   Growth Fund - Class 2 Shares (12/99)                2005        1.415           1.608              214,682
                                                       2004        1.285           1.415               76,812
                                                       2003        0.960           1.285                    -
                                                       2002        1.000           0.960                    -

   Growth-Income Fund - Class 2 Shares (3/00)          2005        1.358           1.406              103,828
                                                       2004        1.258           1.358               46,024
                                                       2003        0.971           1.258                    -
                                                       2002        1.000           0.971                    -

                         CONDENSED FINANCIAL INFORMATION

                                                               UNIT VALUE AT                     NUMBER OF UNITS
                                                               BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                  PORTFOLIO NAME                       YEAR        YEAR           END OF YEAR      END OF YEAR
---------------------------------------------------    ----    -------------    -------------    ---------------
Delaware VIP Trust
   Delaware VIP REIT Series - Standard
   Class (5/00)                                        2005        1.694           1.776                   -
                                                       2004        1.318           1.694                   -
                                                       2003        1.005           1.318                   -
                                                       2002        1.000           1.005                   -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund -
   Class III (11/03)                                   2005        1.199           1.293                   -
                                                       2004        1.073           1.199                   -
                                                       2003        1.000           1.073                   -

   Mercury Value Opportunities V.I. Fund - Class
   III (11/03)                                         2005        1.197           1.290              19,251
                                                       2004        1.067           1.197                   -
                                                       2003        1.000           1.067                   -

Franklin Templeton Variable Insurance Products
Trust

   Franklin Income Securities Fund - Class II
   Shares (5/05)                                       2005        1.000           1.047                   -

   Franklin Small-Mid Cap Growth Securities Fund
   - Class 2 Shares (4/00)                             2005        1.418           1.454              26,978
                                                       2004        1.300           1.418              23,049
                                                       2003        0.969           1.300                   -
                                                       2002        1.000           0.969                   -

   Mutual Shares Securities Fund - Class 2
   Shares (5/02)                                       2005        1.341           1.450              26,983
                                                       2004        1.217           1.341                   -
                                                       2003        0.994           1.217                   -
                                                       2002        1.000           0.994                   -

   Templeton Developing Markets Securities
   Fund - Class 2 Shares (5/03)                        2005        1.757           2.190              60,556
                                                       2004        1.440           1.757               6,217
                                                       2003        1.000           1.440                   -

   Templeton Foreign Securities Fund - Class 2
   Shares (4/00)                                       2005        1.483           1.598              85,320
                                                       2004        1.279           1.483               7,327

                         CONDENSED FINANCIAL INFORMATION

                                                               UNIT VALUE AT                     NUMBER OF UNITS
                                                               BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                  PORTFOLIO NAME                       YEAR        YEAR           END OF YEAR      END OF YEAR
---------------------------------------------------    ----    -------------    -------------    ---------------
   Templeton Foreign Securities Fund - Class 2
   Shares  (continued)                                 2003        0.989           1.279                   -
                                                       2002        1.000           0.989                   -

   Templeton Growth Securities Fund - Class 2
   Shares (5/02)                                       2005        1.433           1.526               5,708
                                                       2004        1.262           1.433                   -
                                                       2003        0.976           1.262                   -
                                                       2002        1.000           0.976                   -

Greenwich Street Series Fund
   Appreciation Portfolio (4/00)                       2005        1.267           1.292              31,496
                                                       2004        1.190           1.267              26,515
                                                       2003        0.977           1.190                   -
                                                       2002        1.000           0.977                   -

   Diversified Strategic Income Portfolio (2/01)       2005        1.153           1.157                   -
                                                       2004        1.104           1.153                   -
                                                       2003        1.010           1.104               3,284
                                                       2002        1.000           1.010                   -

   Equity Index Portfolio - Class II Shares (2/01)     2005        1.303           1.329                   -
                                                       2004        1.208           1.303                   -
                                                       2003        0.967           1.208                   -
                                                       2002        1.000           0.967                   -

   Fundamental Value Portfolio (4/01)                  2005        1.386           1.421              28,959
                                                       2004        1.310           1.386              28,972
                                                       2003        0.966           1.310                   -
                                                       2002        1.000           0.966                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service
   Shares (5/00)                                       2005        1.527           1.674              27,138
                                                       2004        1.296           1.527              16,511
                                                       2003        0.983           1.296                   -
                                                       2002        1.000           0.983                   -

                         CONDENSED FINANCIAL INFORMATION

                                                               UNIT VALUE AT                     NUMBER OF UNITS
                                                               BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                  PORTFOLIO NAME                       YEAR        YEAR           END OF YEAR      END OF YEAR
---------------------------------------------------    ----    -------------    -------------    ---------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)        2005        1.493           1.519                    -
                                                       2004        1.329           1.493                    -
                                                       2003        1.000           1.329                    -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                  2005        1.364           1.378               38,601
                                                       2004        1.238           1.364                3,941
                                                       2003        1.000           1.238                    -

   Mid-Cap Value Portfolio (5/03)                      2005        1.520           1.610               69,714
                                                       2004        1.253           1.520               11,391
                                                       2003        1.000           1.253                    -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative
   Class (5/03)                                        2005        1.110           1.109              325,632
                                                       2004        1.042           1.110              237,615
                                                       2003        1.000           1.042               27,845

   Total Return Portfolio - Administrative
   Class (5/01)                                        2005        1.067           1.069               57,561
                                                       2004        1.040           1.067                1,618
                                                       2003        1.012           1.040                    -
                                                       2002        1.000           1.012                    -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB
   Shares (5/01)                                       2005        1.302           1.366                    -
                                                       2004        1.237           1.302                    -
                                                       2003        0.958           1.237                    -
                                                       2002        1.000           0.958                    -

   Putnam VT International Equity Fund - Class IB
   Shares (5/01)                                       2005        1.421           1.560                    -
                                                       2004        1.250           1.421                    -
                                                       2003        0.994           1.250                    -
                                                       2002        1.000           0.994                    -

   Putnam VT Small Cap Value Fund - Class IB
   Shares (5/01)                                       2005        1.765           1.848               23,633
                                                       2004        1.430           1.765                9,211

                         CONDENSED FINANCIAL INFORMATION
                 SEPARATE ACCOUNT CHARGES 2.20% (B) (CONTINUED)

                                                               UNIT VALUE AT                     NUMBER OF UNITS
                                                               BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                  PORTFOLIO NAME                       YEAR        YEAR           END OF YEAR      END OF YEAR
---------------------------------------------------    ----    -------------    -------------    ---------------
   Putnam VT Small Cap Value Fund - Class IB
   Shares  (continued)                                 2003        0.977           1.430                   -
                                                       2002        1.000           0.977                   -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                       2005        1.383           1.408                   -
                                                       2004        1.305           1.383                   -
                                                       2003        0.960           1.305                   -
                                                       2002        1.000           0.960                   -

   Investors Fund - Class I (5/01)                     2005        1.340           1.396                   -
                                                       2004        1.241           1.340                   -
                                                       2003        0.958           1.241                   -
                                                       2002        1.000           0.958                   -

   Small Cap Growth Fund - Class I (3/01)              2005        1.591           1.632                   -
                                                       2004        1.412           1.591                   -
                                                       2003        0.970           1.412                   -
                                                       2002        1.000           0.970                   -

Smith Barney Investment Series
   Smith Barney Dividend Strategy
   Portfolio (5/01)                                    2005        1.176           1.149              54,339
                                                       2004        1.163           1.176              27,403
                                                       2003        0.963           1.163                   -
                                                       2002        1.000           0.963                   -

   Smith Barney Premier Selections All Cap
   Growth Portfolio (5/01)                             2005        1.269           1.320                   -
                                                       2004        1.261           1.269                   -
                                                       2003        0.960           1.261                   -
                                                       2002        1.000           0.960                   -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth
   and Value (10/02)                                   2005        1.300           1.339              37,981
                                                       2004        1.246           1.300              37,981
                                                       2003        0.969           1.246                   -
                                                       2002        1.000           0.969                   -

                         CONDENSED FINANCIAL INFORMATION

                                                               UNIT VALUE AT                     NUMBER OF UNITS
                                                               BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                  PORTFOLIO NAME                       YEAR        YEAR           END OF YEAR      END OF YEAR
---------------------------------------------------    ----    -------------    -------------    ---------------
   Multiple Discipline Portfolio - Balanced All Cap
   Growth and Value (10/02)                            2005        1.200           1.224              276,212
                                                       2004        1.168           1.200              214,184
                                                       2003        0.979           1.168                7,110
                                                       2002        1.000           0.979                    -

   Multiple Discipline Portfolio - Global All Cap
   Growth and Value (10/02)                            2005        1.336           1.392              130,720
                                                       2004        1.239           1.336               11,257
                                                       2003        0.962           1.239                    -
                                                       2002        1.000           0.962                    -

   Multiple Discipline Portfolio - Large Cap
   Growth and Value (10/02)                            2005        1.267           1.284               11,665
                                                       2004        1.213           1.267               11,665
                                                       2003        0.961           1.213                    -
                                                       2002        1.000           0.961                    -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)           2005        1.274           1.355               19,700
                                                       2004        1.223           1.274               19,700
                                                       2003        0.967           1.223                    -
                                                       2002        1.000           0.967                    -

   Equity Income Portfolio (4/00)                      2005        1.322           1.351               49,399
                                                       2004        1.230           1.322                    -
                                                       2003        0.958           1.230                    -
                                                       2002        1.000           0.958                    -

   Large Cap Portfolio (11/99)                         2005        1.228           1.306                    -
                                                       2004        1.179           1.228                    -
                                                       2003        0.966           1.179                    -
                                                       2002        1.000           0.966                    -

   Managed Allocation Series: Aggressive
   Portfolio (6/05)                                    2005        1.000           1.074                    -

   Managed Allocation Series: Conservative
   Portfolio (8/05)                                    2005        1.020           1.027                    -

                         CONDENSED FINANCIAL INFORMATION

                                                               UNIT VALUE AT                     NUMBER OF UNITS
                                                               BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                  PORTFOLIO NAME                       YEAR        YEAR           END OF YEAR      END OF YEAR
---------------------------------------------------    ----    -------------    -------------    ---------------
Managed Allocation Series: Moderate Portfolio (6/05)   2005        1.002           1.042                   -

Managed Allocation Series: Moderate-Aggressive
Portfolio (5/05)                                       2005        1.000           1.061                   -

Managed Allocation Series: Moderate-Conservative
Portfolio (5/05)                                       2005        1.000           1.034                   -

Mercury Large Cap Core Portfolio (8/00)                2005        1.308           1.433               8,261
                                                       2004        1.153           1.308               8,261
                                                       2003        0.973           1.153                   -
                                                       2002        1.000           0.973                   -

MFS Emerging Growth Portfolio (4/00)                   2005        1.353           1.311                   -
                                                       2004        1.227           1.353               7,169
                                                       2003        0.971           1.227                   -
                                                       2002        1.000           0.971                   -

MFS Mid Cap Growth Portfolio (5/00)                    2005        1.457           1.469               6,707
                                                       2004        1.306           1.457                   -
                                                       2003        0.974           1.306                   -
                                                       2002        1.000           0.974                   -

MFS Total Return Portfolio (6/00)                      2005        1.225           1.234                   -
                                                       2004        1.124           1.225                   -
                                                       2003        0.986           1.124                   -
                                                       2002        1.000           0.986                   -

MFS Value Portfolio (5/04)                             2005        1.116           1.163                   -
                                                       2004        1.000           1.116                   -

Mondrian International Stock Portfolio (5/00)          2005        1.426           1.528              24,266
                                                       2004        1.259           1.426              24,269
                                                       2003        1.001           1.259                   -
                                                       2002        1.000           1.001                   -

Pioneer Fund Portfolio (5/03)                          2005        1.316           1.364                   -
                                                       2004        1.210           1.316                   -
                                                       2003        1.000           1.210                   -

                         CONDENSED FINANCIAL INFORMATION

                                                               UNIT VALUE AT                     NUMBER OF UNITS
                                                               BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                  PORTFOLIO NAME                       YEAR        YEAR           END OF YEAR      END OF YEAR
---------------------------------------------------    ----    -------------    -------------    ---------------
   Pioneer Mid Cap Value Portfolio (6/05)              2005        1.019           1.058                   -

   Pioneer Strategic Income Portfolio (5/00)           2005        1.280           1.298                   -
                                                       2004        1.179           1.280                   -
                                                       2003        1.008           1.179                   -
                                                       2002        1.000           1.008                   -

   Strategic Equity Portfolio (11/99)                  2005        1.355           1.353              18,478
                                                       2004        1.257           1.355              18,478
                                                       2003        0.969           1.257                   -
                                                       2002        1.000           0.969                   -

   Style Focus Series: Small Cap Growth Portfolio
   (5/05)                                              2005        1.000           1.132                   -

   Style Focus Series: Small Cap Value Portfolio
   (5/05)                                              2005        0.986           1.104                   -

   Travelers Managed Income Portfolio (5/01)           2005        1.082           1.073                 613
                                                       2004        1.076           1.082                 613
                                                       2003        1.014           1.076               4,605
                                                       2002        1.000           1.014                   -

   Van Kampen Enterprise Portfolio (8/00)              2005        1.206           1.272                   -
                                                       2004        1.187           1.206                   -
                                                       2003        0.966           1.187                   -
                                                       2002        1.000           0.966                   -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I
   Shares (9/03)                                       2005        0.987           0.988              21,058
                                                       2004        0.997           0.987               6,036
                                                       2003        1.000           0.997               1,321

   Smith Barney Aggressive Growth Portfolio (12/99)    2005        1.346           1.470              55,587
                                                       2004        1.251           1.346              20,208
                                                       2003        0.951           1.251                   -
                                                       2002        1.000           0.951                   -

   Smith Barney High Income Portfolio (5/01)           2005        1.358           1.363              33,907
                                                       2004        1.256           1.358                   -

                         CONDENSED FINANCIAL INFORMATION

                                                               UNIT VALUE AT                     NUMBER OF UNITS
                                                               BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                  PORTFOLIO NAME                       YEAR        YEAR           END OF YEAR      END OF YEAR
---------------------------------------------------    ----    -------------    -------------    ---------------
   Smith Barney High Income Portfolio  (continued)     2003        1.007           1.256                   -
                                                       2002        1.000           1.007                   -

   Smith Barney International All Cap Growth
   Portfolio (4/00)                                    2005        1.417           1.549                   -
                                                       2004        1.229           1.417                   -
                                                       2003        0.986           1.229                   -
                                                       2002        1.000           0.986                   -

   Smith Barney Large Cap Value Portfolio (11/99)      2005        1.309           1.364                   -
                                                       2004        1.210           1.309                   -
                                                       2003        0.969           1.210                   -
                                                       2002        1.000           0.969                   -

   Smith Barney Large Capitalization Growth
   Portfolio (11/99)                                   2005        1.341           1.380              23,147
                                                       2004        1.366           1.341              23,147
                                                       2003        0.946           1.366                   -
                                                       2002        1.000           0.946                   -

   Smith Barney Mid Cap Core Portfolio (11/99)         2005        1.339           1.419              25,731
                                                       2004        1.240           1.339              25,731
                                                       2003        0.977           1.240                   -
                                                       2002        1.000           0.977                   -

   Smith Barney Money Market Portfolio (7/00)          2005        0.971           0.977              40,958
                                                       2004        0.984           0.971                   -
                                                       2003        0.999           0.984                   -
                                                       2002        1.000           0.999                   -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (4/00)   2005        1.251           1.321                   -
                                                       2004        1.195           1.251                   -
                                                       2003        0.959           1.195                   -
                                                       2002        1.000           0.959                   -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities
   Portfolio (5/01)                                    2005        1.531           1.571              22,630
                                                       2004        1.353           1.531               5,586

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF      UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR           END OF YEAR      END OF YEAR
                       --------------                          ----    -------------    ---------------   --------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                 2003        0.974           1.353                   -
                                                               2002        1.000           0.974                   -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class (12/99)              2005        1.405           1.606              78,636
                                                               2004        1.245           1.405              38,260
                                                               2003        0.991           1.245                   -
                                                               2002        1.000           0.991                   -

   Mid Cap Portfolio - Service Class 2 (5/01)                  2005        1.626           1.878              23,778
                                                               2004        1.334           1.626                   -
                                                               2003        0.986           1.334                   -
                                                               2002        1.000           0.986                   -

                                      NOTES

The date next to each funding option's name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amount allocated to them or were not available as of December 31, 2005.

"Number of Units outstanding at the end of the period" may include units for Contracts Owners in payout phase, where appropriate.

If a accumulate unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Effective 04/18/2005: Lazard International Stock Portfolio changed its name to Mondrian International Stock Portfolio.

Effective 04/18/2005: Merrill Lynch Large Cap Core Portfolio changed its name to Mercury Large Cap Core Portfolio.

Effective 04/18/2005: AllianceBernstein Premier Growth Portfolio - Class B changed its name to AllianceBernstein Large - Cap Growth Portfolio - Class B.

Effective 04/18/2005: Franklin Small Cap Fund - Class 2 Shares changed its name to Franklin Small-Mid Cap Growth Securities Fund - Class 2 Shares.

Effective 04/18/2005: Merrill Lynch Value Opportunities V.I. Fund - Class III changed its name to Mercury Value Opportunities V.I. Fund - Class III.

Effective 04/18/2005: Merrill Lynch Global Allocation V.I. Fund - Class III changed its name to Mercury Global Allocation V.I. Fund - Class III.

On 02/25/2005, The Travelers Series Trust: MFS Emerging Growth Portfolio was merged into the Traveler Series Trust: MFS Mid Cap Growth Portfolio, and is no longer available as a funding option.

On 02/25/2005, The AIM Equity Fund, Inc.: AIM Constellation Fund - Class A was replaced by the Travelers Series Trust: AIM Capital Appreciation Portfolio, and is no longer available as a funding option.

On 02/25/2005, The AllianceBernstein Value Funds: AllianceBernstein Growth and Income Fund - Class A was replaced by the AllianceBernstein Variable Product Series Fund Inc: AllianceBerstein Growth and Income Portfolio - Class B, and is no longer available as a funding option.

On 02/25/2005, The Fidelity Advisor Series I: Advisor growth Opportunities Fund
- Class T was replaced by the Greenwich Street Series Fund: Appreciation Porfolio, and is no longer available as a funding option.

On 02/25/2005, The AIM Equity Funds, Inc: AIM Charter Fund - Class A was replaced by the Greenwich Street Series Fund: Appreciation Porfolio, and is no longer available as a funding option.

On 02/25/2005, The Dreyfus/Laurel Funds, Inc: Dreyfus Disciplined Stock Fund was replaced by the Greenwich Street Series Fund: Equity Index Portfolio - Class
II Shares, and is no longer available as a funding option.

On 02/25/2005, The Neuberger Berman Equity Assets: Newberger Berman Guardian Fund Advisor Class was replaced by the American Funds Insuranace Series: Growth
- Income Fund - Class 2 Shares, and is no longer available as a funding option.

On 02/25/2005, The PBHG Funds: PBHG Growth Fund - Adivsor Class was replaced by the Janus Aspen Series: Mid Cap Growth Portfolio - Service Shares, and is no longer available as a funding option.

On 02/25/2005, The Greenwich Street Series Funds:Diversified Strategic Income Portfolio was replaced by the Travelers Series Trust: Pioneer Strategic Income Portfolio, and is no longer available as a funding option.

AIM Variable Insuranse Funds, Inc.: AIM Premier Equity Fund - Series I is no longer available to new contract owners.

Putnam Variable Trust: Putnam VT Discovery Growth Fund - Class IB Share is no longer available to new contract owners

Putnam Variable Trust: Putnam VT International Equity Fund - Class IB Shares is no longer avaliable to new contract holders.

Travelers Series Fund Inc.: Smith Barney International All Cap Growth Portfolio is no longer avaliable to new contract owners

Travelers Series Fund Inc.: Smith Barney Large Cap Value Portfolio is no longer available to new contract owners

AIM V.I. Premier Equity Fund is no longer available to new contract owners.

AllianceBernstein Large-Cap Growth Portfolio is no longer available to new contract owners.

Fixed Fund is no longer available to new contract owners.

Franklin Small - Mid Cap Growth Securities Fund - Class 2 is no longer available to new contract owners.

Salomon Brothers All Cap Fund - Class I is no longer available to new contract owners.

Salomon Brothers Small Cap Growth Fund - Class I is no longer available to new contract owners.

Smith Barney Dividend Strategy Portfolio is no longer available to new contract owners.

Smith Barney Diversified Strategic Income Portfolio is no longer available to new contract owners.

Smith Barney Premier Selections All Cap Growth Portfolio is no longer available to new contract owners.

Van Kampen Emerging Growth Portfolio - Class I shares is no longer available to new contract owners.

                            PORTFOLIO ARCHITECT XTRA

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                       SEPARATE ACCOUNT CHARGES 1.60% (A)

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF      UNIT VALUE AT       OUTSTANDING AT
            PORTFOLIO NAME                                     YEAR        YEAR           END OF YEAR          END OF YEAR
            --------------                                     ----    -------------    ---------------      --------------
   Capital Appreciation Fund (5/00)                            2005        0.576           0.670                    -
                                                               2004        0.490           0.576                    -
                                                               2003        0.398           0.490                    -
                                                               2002        0.540           0.398                    -
                                                               2001        1.000           0.540                    -

   High Yield Bond Trust (5/04)                                2005        1.068           1.065                    -
                                                               2004        1.000           1.068                    -

   Managed Assets Trust (5/04)                                 2005        1.077           1.100                    -
                                                               2004        1.000           1.077                    -

   Money Market Portfolio (2/98)                               2005        1.137           1.151                    -
                                                               2004        1.144           1.137                    -
                                                               2003        1.153           1.144                    -
                                                               2002        1.156           1.153                    -
                                                               2001        1.000           1.156                    -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        0.777           0.808                    -
                                                               2004        0.747           0.777                    -
                                                               2003        0.607           0.747                    -
                                                               2002        0.884           0.607                    -
                                                               2001        1.000           0.884                    -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                     2005        0.663           0.749                    -
                                                               2004        0.622           0.663                    -
                                                               2003        0.512           0.622                    -
                                                               2002        0.752           0.512                    -
                                                               2001        1.000           0.752                    -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                 2005        1.098           1.233                    -
                                                               2004        0.983           1.098                    -
                                                               2003        0.738           0.983                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                         NUMBER OF UNITS
                                                                       BEGINNING OF      UNIT VALUE AT       OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR           END OF YEAR         END OF YEAR
                       --------------                          ----    -------------     ------------        ---------------
   Global Growth Fund - Class 2 Shares (continued)             2002        0.879           0.738                  -
                                                               2001        0.996           0.879                  -

   Growth Fund - Class 2 Shares (12/99)                        2005        1.089           1.245                  -
                                                               2004        0.984           1.089                  -
                                                               2003        0.731           0.984                  -
                                                               2002        0.983           0.731                  -
                                                               2001        1.091           0.983                  -

   Growth-Income Fund - Class 2 Shares (3/00)                  2005        1.261           1.314                  -
                                                               2004        1.161           1.261                  -
                                                               2003        0.891           1.161                  -
                                                               2002        1.109           0.891                  -
                                                               2001        1.124           1.109                  -

Credit Suisse Trust
   Credit Suisse Trust Emerging Markets Portfolio (5/00)       2005        1.002           1.261                  -
                                                               2004        0.815           1.002                  -
                                                               2003        0.579           0.815                  -
                                                               2002        0.666           0.579                  -
                                                               2001        1.000           0.666                  -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)            2005        2.204           2.325                  -
                                                               2004        1.704           2.204                  -
                                                               2003        1.292           1.704                  -
                                                               2002        1.256           1.292                  -
                                                               2001        1.000           1.256                  -

Dreyfus Variable Investment Fund
   Dreyfus VIF - Appreciation Portfolio - Initial Shares
   (5/00)                                                      2005        0.881           0.905                  -
                                                               2004        0.852           0.881                  -
                                                               2003        0.715           0.852                  -
                                                               2002        0.872           0.715                  -
                                                               2001        1.000           0.872                  -

   Dreyfus VIF - Developing Leaders Portfolio - Initial
   Shares (5/00)                                               2005        1.078           1.122                  -
                                                               2004        0.984           1.078                  -
                                                               2003        0.759           0.984                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                         NUMBER OF UNITS
                                                                       BEGINNING OF      UNIT VALUE AT        OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR           END OF YEAR          END OF YEAR
                       --------------                          ----    -------------     -------------       ---------------
   Dreyfus VIF - Developing Leaders Portfolio - Initial
   Shares  (continued)                                         2002        0.954           0.759                       -
                                                               2001        1.000           0.954                       -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.207           1.309                       -
                                                               2004        1.074           1.207                       -
                                                               2003        1.000           1.074                       -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.205           1.306                       -
                                                               2004        1.067           1.205                       -
                                                               2003        1.000           1.067                       -

Franklin Templeton Variable Insurance Products Trust
   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.152           1.253                       -
                                                               2004        1.039           1.152                       -
                                                               2003        0.844           1.039                       -
                                                               2002        1.000           0.844                       -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.775           2.226                       -
                                                               2004        1.446           1.775                       -
                                                               2003        1.000           1.446                       -

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)   2005        1.074           1.165                       -
                                                               2004        0.921           1.074                       -
                                                               2003        0.708           0.921                       -
                                                               2002        0.883           0.708                       -
                                                               2001        1.031           0.883                       -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.174           1.258                       -
                                                               2004        1.028           1.174                       -
                                                               2003        0.791           1.028                       -
                                                               2002        1.000           0.791                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                         NUMBER OF UNITS
                                                                       BEGINNING OF      UNIT VALUE AT       OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR           END OF YEAR          END OF YEAR
                       --------------                          ----    -------------     -------------       ---------------
Greenwich Street Series Fund
   Equity Index Portfolio - Class II Shares (2/01)             2005        0.855           0.877                       -
                                                               2004        0.788           0.855                       -
                                                               2003        0.627           0.788                       -
                                                               2002        0.820           0.627                       -
                                                               2001        1.000           0.820                       -

   Salomon Brothers Variable Aggressive Growth Fund - Class
   I Shares (5/02)                                             2005        1.120           1.211                       -
                                                               2004        1.043           1.120                       -
                                                               2003        0.757           1.043                       -
                                                               2002        1.000           0.757                       -

   Salomon Brothers Variable Growth & Income Fund - Class I
   Shares (5/02)                                               2005        1.092           1.114                       -
                                                               2004        1.024           1.092                       -
                                                               2003        0.799           1.024                       -
                                                               2002        1.000           0.799                       -

Janus Aspen Series
   Balanced Portfolio - Service Shares (5/00)                  2005        0.997           1.056                       -
                                                               2004        0.935           0.997                       -
                                                               2003        0.836           0.935                       -
                                                               2002        0.910           0.836                       -
                                                               2001        1.000           0.910                       -

   Global Life Sciences Portfolio - Service Shares (5/00)      2005        0.900           0.995                       -
                                                               2004        0.801           0.900                       -
                                                               2003        0.645           0.801                       -
                                                               2002        0.930           0.645                       -
                                                               2001        1.000           0.930                       -

   Global Technology Portfolio - Service Shares (5/00)         2005        0.344           0.377                       -
                                                               2004        0.347           0.344                       -
                                                               2003        0.241           0.347                       -
                                                               2002        0.414           0.241                       -
                                                               2001        1.000           0.414                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                         NUMBER OF UNITS
                                                                       BEGINNING OF      UNIT VALUE AT       OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR           END OF YEAR          END OF YEAR
                       --------------                          ----    -------------     -------------       ---------------
   Worldwide Growth Portfolio - Service Shares (5/00)          2005        0.557           0.578                       -
                                                               2004        0.541           0.557                       -
                                                               2003        0.444           0.541                       -
                                                               2002        0.608           0.444                       -
                                                               2001        1.000           0.608                       -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.508           1.544                       -
                                                               2004        1.334           1.508                       -
                                                               2003        1.000           1.334                       -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.378           1.400                       -
                                                               2004        1.243           1.378                       -
                                                               2003        1.000           1.243                       -

   Mid-Cap Value Portfolio (5/03)                              2005        1.536           1.636                       -
                                                               2004        1.258           1.536                       -
                                                               2003        1.000           1.258                       -

Oppenheimer Variable Account Funds
   Oppenheimer Main Street Fund/VA - Service Shares (5/04)     2005        1.072           1.116                       -
                                                               2004        1.000           1.072                       -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.122           1.127                       -
                                                               2004        1.046           1.122                       -
                                                               2003        1.000           1.046                       -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.204           1.214                       -
                                                               2004        1.167           1.204                       -
                                                               2003        1.129           1.167                       -
                                                               2002        1.051           1.129                       -
                                                               2001        1.000           1.051                       -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        0.767           0.810                       -
                                                               2004        0.724           0.767                       -
                                                               2003        0.558           0.724                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                         NUMBER OF UNITS
                                                                       BEGINNING OF      UNIT VALUE AT       OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR           END OF YEAR          END OF YEAR
                       --------------                          ----    -------------     ------------        ---------------
   Putnam VT Discovery Growth Fund - Class IB Shares
   (continued)                                                 2002        0.805           0.558                       -
                                                               2001        1.000           0.805                       -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.003           1.108                       -
                                                               2004        0.877           1.003                       -
                                                               2003        0.694           0.877                       -
                                                               2002        0.856           0.694                       -
                                                               2001        1.000           0.856                       -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.599           1.685                       -
                                                               2004        1.288           1.599                       -
                                                               2003        0.874           1.288                       -
                                                               2002        1.087           0.874                       -
                                                               2001        1.000           1.087                       -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                               2005        1.299           1.330                       -
                                                               2004        1.219           1.299                       -
                                                               2003        0.891           1.219                       -
                                                               2002        1.208           0.891                       -
                                                               2001        1.000           1.208                       -

   Investors Fund - Class I (5/01)                             2005        1.165           1.221                       -
                                                               2004        1.072           1.165                       -
                                                               2003        0.823           1.072                       -
                                                               2002        1.087           0.823                       -
                                                               2001        1.000           1.087                       -

   Large Cap Growth Fund - Class I (5/02)                      2005        1.124           1.164                       -
                                                               2004        1.137           1.124                       -
                                                               2003        0.799           1.137                       -
                                                               2002        1.000           0.799                       -

   Small Cap Growth Fund - Class I (3/01)                      2005        1.361           1.405                       -
                                                               2004        1.201           1.361                       -
                                                               2003        0.820           1.201                       -
                                                               2002        1.276           0.820                       -
                                                               2001        1.000           1.276                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                         NUMBER OF UNITS
                                                                       BEGINNING OF      UNIT VALUE AT       OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR           END OF YEAR          END OF YEAR
                       --------------                          ----    -------------     ------------        ---------------
The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        0.862           0.923                       -
                                                               2004        0.823           0.862                       -
                                                               2003        0.646           0.823                       -
                                                               2002        0.863           0.646                       -
                                                               2001        1.000           0.863                       -

   Convertible Securities Portfolio (5/00)                     2005        1.194           1.179                       -
                                                               2004        1.141           1.194                       -
                                                               2003        0.919           1.141                       -
                                                               2002        1.003           0.919                       -
                                                               2001        1.000           1.003                       -

   Disciplined Mid Cap Stock Portfolio (5/00)                  2005        1.259           1.393                       -
                                                               2004        1.098           1.259                       -
                                                               2003        0.834           1.098                       -
                                                               2002        0.990           0.834                       -
                                                               2001        1.000           0.990                       -

   Equity Income Portfolio (4/00)                              2005        1.231           1.266                       -
                                                               2004        1.138           1.231                       -
                                                               2003        0.882           1.138                       -
                                                               2002        1.041           0.882                       -
                                                               2001        1.000           1.041                       -

   Federated High Yield Portfolio (5/00)                       2005        1.254           1.266                       -
                                                               2004        1.154           1.254                       -
                                                               2003        0.958           1.154                       -
                                                               2002        0.939           0.958                       -
                                                               2001        1.009           0.939                       -

   Federated Stock Portfolio (5/00)                            2005        1.136           1.177                       -
                                                               2004        1.044           1.136                       -
                                                               2003        0.831           1.044                       -
                                                               2002        1.047           0.831                       -
                                                               2001        1.000           1.047                       -

   Large Cap Portfolio (11/99)                                 2005        0.755           0.808                       -
                                                               2004        0.720           0.755                       -
                                                               2003        0.587           0.720                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                         NUMBER OF UNITS
                                                                    BEGINNING OF      UNIT VALUE AT       OUTSTANDING AT
                    PORTFOLIO NAME                          YEAR        YEAR           END OF YEAR          END OF YEAR
                    --------------                          ----    -------------     ------------        ---------------
Large Cap Portfolio  (continued)                            2002        0.773           0.587                       -
                                                            2001        1.000           0.773                       -

Managed Allocation Series: Aggressive Portfolio (6/05)      2005        1.000           1.077                       -

Managed Allocation Series: Conservative Portfolio (8/05)    2005        1.022           1.031                       -

Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.002           1.046                       -

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                      2005        1.000           1.065                       -

Managed Allocation Series: Moderate-Conservative
Portfolio (5/05)                                            2005        1.000           1.037                       -

Mercury Large Cap Core Portfolio (8/00)                     2005        0.808           0.891                       -
                                                            2004        0.709           0.808                       -
                                                            2003        0.594           0.709                       -
                                                            2002        0.807           0.594                       -
                                                            2001        1.000           0.807                       -

MFS Emerging Growth Portfolio (4/00)                        2005        0.647           0.628                       -
                                                            2004        0.583           0.647                       -
                                                            2003        0.459           0.583                       -
                                                            2002        0.709           0.459                       -
                                                            2001        1.000           0.709                       -

MFS Mid Cap Growth Portfolio (5/00)                         2005        0.561           0.569                       -
                                                            2004        0.500           0.561                       -
                                                            2003        0.371           0.500                       -
                                                            2002        0.736           0.371                       -
                                                            2001        1.000           0.736                       -

MFS Total Return Portfolio (6/00)                           2005        1.332           1.350                       -
                                                            2004        1.214           1.332                       -
                                                            2003        1.059           1.214                       -
                                                            2002        1.136           1.059                       -
                                                            2001        1.000           1.136                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                         NUMBER OF UNITS
                                                                       BEGINNING OF      UNIT VALUE AT       OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR           END OF YEAR          END OF YEAR
                       --------------                          ----    -------------     ------------        ---------------
   MFS Value Portfolio (5/04)                                  2005        1.121           1.174                       -
                                                               2004        1.000           1.121                       -

   Mondrian International Stock Portfolio (5/00)               2005        0.846           0.912                       -
                                                               2004        0.743           0.846                       -
                                                               2003        0.587           0.743                       -
                                                               2002        0.685           0.587                       -
                                                               2001        1.000           0.685                       -

   Pioneer Fund Portfolio (5/03)                               2005        1.329           1.386                       -
                                                               2004        1.215           1.329                       -
                                                               2003        1.000           1.215                       -

   Pioneer Mid Cap Value Portfolio (6/05)                      2005        1.020           1.062                       -

   Pioneer Strategic Income Portfolio (5/00)                   2005        1.363           1.390                       -
                                                               2004        1.248           1.363                       -
                                                               2003        1.061           1.248                       -
                                                               2002        1.018           1.061                       -
                                                               2001        1.000           1.018                       -

   Strategic Equity Portfolio (11/99)                          2005        0.731           0.734                       -
                                                               2004        0.674           0.731                       -
                                                               2003        0.517           0.674                       -
                                                               2002        0.790           0.517                       -
                                                               2001        1.000           0.790                       -

   Style Focus Series: Small Cap Growth Portfolio (5/05)       2005        1.000           1.136                       -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        0.987           1.108                       -

   Travelers Quality Bond Portfolio (5/00)                     2005        1.233           1.234                       -
                                                               2004        1.213           1.233                       -
                                                               2003        1.152           1.213                       -
                                                               2002        1.107           1.152                       -
                                                               2001        1.000           1.107                       -

   U.S. Government Securities Portfolio (5/04)                 2005        1.051           1.079                       -
                                                               2004        1.000           1.051                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                         NUMBER OF UNITS
                                                                       BEGINNING OF      UNIT VALUE AT       OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR           END OF YEAR          END OF YEAR
                       --------------                          ----    -------------     ------------        ---------------
Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.994           1.002                       -
                                                               2004        0.999           0.994                       -
                                                               2003        1.000           0.999                       -

   Social Awareness Stock Portfolio (5/04)                     2005        1.082           1.111                       -
                                                               2004        1.000           1.082                       -

Van Kampen Life Investment Trust
   Comstock Portfolio - Class II Shares (5/01)                 2005        1.076           1.102                       -
                                                               2004        0.931           1.076                       -
                                                               2003        0.723           0.931                       -
                                                               2002        0.912           0.723                       -
                                                               2001        1.000           0.912                       -

   Enterprise Portfolio - Class II Shares (5/01)               2005        0.794           0.843                       -
                                                               2004        0.777           0.794                       -
                                                               2003        0.628           0.777                       -
                                                               2002        0.907           0.628                       -
                                                               2001        1.000           0.907                       -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class 2 (5/00)             2005        1.011           1.161                       -
                                                               2004        0.892           1.011                       -
                                                               2003        0.707           0.892                       -
                                                               2002        0.795           0.707                       -
                                                               2001        1.000           0.795                       -

   Dynamic Capital Appreciation Portfolio - Service Class 2
   (5/01)                                                      2005        0.939           1.115                       -
                                                               2004        0.942           0.939                       -
                                                               2003        0.766           0.942                       -
                                                               2002        0.842           0.766                       -
                                                               2001        1.000           0.842                       -

   Mid Cap Portfolio - Service Class 2 (5/01)                  2005        1.518           1.763                       -
                                                               2004        1.237           1.518                       -
                                                               2003        0.909           1.237                       -
                                                               2002        1.027           0.909                       -
                                                               2001        1.000           1.027                       -

                         CONDENSED FINANCIAL INFORMATION

                       SEPARATE ACCOUNT CHARGES 1.60% (B)

                                                                                UNIT VALUE AT                     NUMBER OF UNITS
                                                                                 BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                                   YEAR        YEAR          END OF YEAR       END OF YEAR
------------------------------------------------------------------      ----    -------------    -------------    ---------------
    Capital Appreciation Fund (5/00)                                    2005        0.575            0.669           1,091,833
                                                                        2004        0.489            0.575           1,021,955
                                                                        2003        0.398            0.489             989,979
                                                                        2002        0.539            0.398             910,886
                                                                        2001        0.741            0.539             797,412
                                                                        2000        1.000            0.741                   -

    High Yield Bond Trust (5/04)                                        2005        1.068            1.065               6,262
                                                                        2004        1.000            1.068              67,365

    Managed Assets Trust (5/04)                                         2005        1.077            1.100              28,519
                                                                        2004        1.000            1.077              36,382

    Money Market Portfolio (2/98)                                       2005        1.129            1.144           1,730,093
                                                                        2004        1.136            1.129           2,129,590
                                                                        2003        1.145            1.136           3,004,837
                                                                        2002        1.148            1.145           5,422,533
                                                                        2001        1.124            1.148           5,439,463
                                                                        2000        1.076            1.124                   -
                                                                        2000        1.076            1.076                   -
                                                                        1999        1.041            1.076                   -
                                                                        1998        1.007            1.041                   -
                                                                        1997        1.000            1.007                   -

AIM Variable Insurance Funds
    AIM V.I. Premier Equity Fund - Series I (5/01)                      2005        0.777            0.808             750,899
                                                                        2004        0.747            0.777             803,062
                                                                        2003        0.607            0.747             854,282
                                                                        2002        0.884            0.607             893,530
                                                                        2001        1.000            0.884             227,887

AllianceBernstein Variable Product Series Fund, Inc.
    AllianceBernstein Large-Cap Growth Portfolio - Class B (11/99)      2005        0.661            0.747           1,598,096
                                                                        2004        0.620            0.661           1,740,166
                                                                        2003        0.511            0.620           1,877,463
                                                                        2002        0.750            0.511           1,645,516
                                                                        2001        0.923            0.750           1,129,808
                                                                        2000        1.127            0.923             286,366

                         CONDENSED FINANCIAL INFORMATION

                                                                                UNIT VALUE AT                     NUMBER OF UNITS
                                                                                 BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                                   YEAR        YEAR          END OF YEAR       END OF YEAR
------------------------------------------------------------------      ----    -------------    -------------    ---------------
American Funds Insurance Series
    Global Growth Fund - Class 2 Shares (11/99)                         2005        1.095            1.229           1,340,169
                                                                        2004        0.980            1.095           1,274,097
                                                                        2003        0.736            0.980           1,255,508
                                                                        2002        0.877            0.736           1,218,395
                                                                        2001        1.039            0.877             953,012
                                                                        2000        1.301            1.039             106,123
                                                                        1999        1.087            1.301              35,494

    Growth Fund - Class 2 Shares (12/99)                                2005        1.086            1.242           3,325,372
                                                                        2004        0.981            1.086           2,992,285
                                                                        2003        0.728            0.981           2,688,587
                                                                        2002        0.980            0.728           2,192,821
                                                                        2001        1.217            0.980           1,418,434
                                                                        2000        1.183            1.217             279,453
                                                                        1999        1.059            1.183              32,012

    Growth-Income Fund - Class 2 Shares (3/00)                          2005        1.258            1.310           3,394,599
                                                                        2004        1.158            1.258           3,102,578
                                                                        2003        0.888            1.158           2,790,028
                                                                        2002        1.105            0.888           2,285,397
                                                                        2001        1.095            1.105           1,207,066
                                                                        2000        1.050            1.095             158,718

Credit Suisse Trust
    Credit Suisse Trust Emerging Markets Portfolio (5/00)               2005        1.000            1.259              74,271
                                                                        2004        0.813            1.000              74,551
                                                                        2003        0.578            0.813              69,100
                                                                        2002        0.664            0.578              52,299
                                                                        2001        0.747            0.664              35,367
                                                                        2000        1.000            0.747               1,000

Delaware VIP Trust
    Delaware VIP REIT Series - Standard Class (5/00)                    2005        2.200            2.320             524,397
                                                                        2004        1.701            2.200             490,484
                                                                        2003        1.290            1.701             421,285
                                                                        2002        1.254            1.290             175,784
                                                                        2001        1.171            1.254              65,865
                                                                        2000        1.000            1.171               1,000

                         CONDENSED FINANCIAL INFORMATION

                                                                                UNIT VALUE AT                     NUMBER OF UNITS
                                                                                 BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                                   YEAR        YEAR          END OF YEAR       END OF YEAR
------------------------------------------------------------------      ----    -------------    -------------    ---------------
Dreyfus Variable Investment Fund
    Dreyfus VIF - Appreciation Portfolio - Initial Shares (5/00)        2005        0.880            0.904            614,282
                                                                        2004        0.851            0.880            767,752

                         CONDENSED FINANCIAL INFORMATION

                                                                                UNIT VALUE AT                     NUMBER OF UNITS
                                                                                 BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                                   YEAR        YEAR         END OF YEAR        END OF YEAR
------------------------------------------------------------------      ----    -------------    -------------    ---------------
    Delaware VIP REIT Series - Standard Class  (continued)              2003        0.713            0.851            833,711
                                                                        2002        0.870            0.713            431,821
                                                                        2001        0.975            0.870            121,682
                                                                        2000        1.000            0.975              1,000

    Dreyfus VIF - Developing Leaders Portfolio - Initial                2005        1.076            1.120            493,244
    Shares (5/00)                                                       2004        0.982            1.076            589,066
                                                                        2003        0.758            0.982            595,632
                                                                        2002        0.952            0.758            437,002
                                                                        2001        1.030            0.952            258,340
                                                                        2000        1.000            1.030              1,000

FAM Variable Series Funds, Inc.
    Mercury Global Allocation V.I. Fund - Class III (11/03)             2005        1.207            1.309             28,167
                                                                        2004        1.074            1.207              9,574
                                                                        2003        1.000            1.074                  -

    Mercury Value Opportunities V.I. Fund - Class III (11/03)           2005        1.205            1.306              8,442
                                                                        2004        1.067            1.205              9,828
                                                                        2003        1.000            1.067                  -

Franklin Templeton Variable Insurance Products Trust
    Mutual Shares Securities Fund - Class 2 Shares (5/02)               2005        1.152            1.253            370,746
                                                                        2004        1.039            1.152            454,839
                                                                        2003        0.844            1.039            435,419
                                                                        2002        1.000            0.844             36,512

    Templeton Developing Markets Securities Fund - Class 2
    Shares (5/03)                                                       2005        1.775            2.226            138,497
                                                                        2004        1.446            1.775             75,008
                                                                        2003        1.000            1.446             14,072

    Templeton Foreign Securities Fund - Class 2 Shares (4/00)           2005        1.071            1.162            455,205
                                                                        2004        0.918            1.071            305,019
                                                                        2003        0.706            0.918            271,043
                                                                        2002        0.881            0.706            206,340

                         CONDENSED FINANCIAL INFORMATION

                                                                                UNIT VALUE AT                     NUMBER OF UNITS
                                                                                BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                                   YEAR        YEAR          END OF YEAR       END OF YEAR
------------------------------------------------------------------      ----    -------------    -------------    ---------------
    Templeton Foreign Securities Fund - Class 2 Shares (continued)      2001        1.065             0.881            96,122
                                                                        2000        1.081             1.065            15,014

    Templeton Growth Securities Fund - Class 2 Shares (5/02)            2005        1.174             1.258           295,433
                                                                        2004        1.028             1.174            49,047
                                                                        2003        0.791             1.028           107,889
                                                                        2002        1.000             0.791                 -

Greenwich Street Series Fund
    Equity Index Portfolio - Class II Shares (2/01)                     2005        0.853             0.875         2,428,045
                                                                        2004        0.786             0.853         2,711,504
                                                                        2003        0.625             0.786         2,943,217
                                                                        2002        0.818             0.625         1,808,443
                                                                        2001        0.949             0.818           923,288

    Salomon Brothers Variable Aggressive Growth Fund - Class I
    Shares (5/02)                                                       2005        1.120             1.211           111,142
                                                                        2004        1.043             1.120            75,818
                                                                        2003        0.757             1.043            49,048
                                                                        2002        1.000             0.757                 -

    Salomon Brothers Variable Growth & Income Fund - Class I
    Shares (5/02)                                                       2005        1.092             1.114           101,882
                                                                        2004        1.024             1.092           222,099
                                                                        2003        0.799             1.024           187,816
                                                                        2002        1.000             0.799             1,037

Janus Aspen Series
    Balanced Portfolio - Service Shares (5/00)                          2005        0.995             1.054           838,245
                                                                        2004        0.934             0.995           836,476
                                                                        2003        0.834             0.934           898,191
                                                                        2002        0.908             0.834           887,648
                                                                        2001        0.971             0.908           734,043
                                                                        2000        1.000             0.971                 -

    Global Life Sciences Portfolio - Service Shares (5/00)              2005        0.898             0.993           366,348
                                                                        2004        0.799             0.898           428,067
                                                                        2003        0.643             0.799           466,183
                                                                        2002        0.928             0.643           506,583

                         CONDENSED FINANCIAL INFORMATION

                                                                                UNIT VALUE AT                     NUMBER OF UNITS
                                                                                 BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                                   YEAR        YEAR          END OF YEAR       END OF YEAR
------------------------------------------------------------------      ----    -------------    -------------    ---------------
    Global Life Sciences Portfolio - Service Shares  (continued)        2001        1.133            0.928            331,987
                                                                        2000        1.000            1.133              1,000

    Global Technology Portfolio - Service Shares (5/00)                 2005        0.343            0.377            658,531
                                                                        2004        0.347            0.343            724,127
                                                                        2003        0.240            0.347            781,983
                                                                        2002        0.414            0.240            771,229
                                                                        2001        0.671            0.414            459,241
                                                                        2000        1.000            0.671              1,000

    Worldwide Growth Portfolio - Service Shares (5/00)                  2005        0.556            0.577            958,009
                                                                        2004        0.540            0.556            965,366
                                                                        2003        0.444            0.540            932,806
                                                                        2002        0.607            0.444            799,493
                                                                        2001        0.797            0.607            567,306
                                                                        2000        1.000            0.797                  -

Lazard Retirement Series, Inc.
    Lazard Retirement Small Cap Portfolio (5/03)                        2005        1.508            1.544            114,140
                                                                        2004        1.334            1.508             50,521
                                                                        2003        1.000            1.334             10,392

Lord Abbett Series Fund, Inc.
    Growth and Income Portfolio (5/03)                                  2005        1.378            1.400            405,305
                                                                        2004        1.243            1.378            334,959
                                                                        2003        1.000            1.243            223,423

    Mid-Cap Value Portfolio (5/03)                                      2005        1.536            1.636            311,431
                                                                        2004        1.258            1.536            209,638
                                                                        2003        1.000            1.258             38,024

Oppenheimer Variable Account Funds
    Oppenheimer Main Street Fund/VA - Service Shares (5/04)             2005        1.072            1.116                  -
                                                                        2004        1.000            1.072                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                                UNIT VALUE AT                     NUMBER OF UNITS
                                                                                 BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                                   YEAR        YEAR          END OF YEAR      END OF YEAR
------------------------------------------------------------------      ----    -------------    -------------    ---------------
PIMCO Variable Insurance Trust
    Real Return Portfolio - Administrative Class (5/03)                 2005        1.122            1.127             406,116
                                                                        2004        1.046            1.122             195,829
                                                                        2003        1.000            1.046              76,882

    Total Return Portfolio - Administrative Class (5/01)                2005        1.204            1.214           4,703,281
                                                                        2004        1.167            1.204           4,955,922
                                                                        2003        1.129            1.167           5,379,938
                                                                        2002        1.051            1.129           4,675,396
                                                                        2001        1.000            1.051           1,184,780

Putnam Variable Trust
    Putnam VT Discovery Growth Fund - Class IB Shares (5/01)            2005        0.767            0.810              77,546
                                                                        2004        0.724            0.767              80,301
                                                                        2003        0.558            0.724              80,357
                                                                        2002        0.805            0.558              60,718
                                                                        2001        1.000            0.805              20,854

    Putnam VT International Equity Fund - Class IB Shares (5/01)        2005        1.003            1.108             323,478
                                                                        2004        0.877            1.003             357,361
                                                                        2003        0.694            0.877             312,769
                                                                        2002        0.856            0.694             287,543
                                                                        2001        1.000            0.856             167,986

    Putnam VT Small Cap Value Fund - Class IB Shares (5/01)             2005        1.599            1.685           1,053,146
                                                                        2004        1.288            1.599           1,112,404
                                                                        2003        0.874            1.288           1,139,306
                                                                        2002        1.087            0.874             667,718
                                                                        2001        1.000            1.087             219,720

Salomon Brothers Variable Series Funds Inc.
    All Cap Fund - Class I (4/01)                                       2005        1.296            1.327           2,536,190
                                                                        2004        1.215            1.296           2,990,949
                                                                        2003        0.888            1.215           3,201,965
                                                                        2002        1.204            0.888           3,089,805
                                                                        2001        1.201            1.204           1,352,966

    Investors Fund - Class I (5/01)                                     2005        1.162            1.218           1,584,026
                                                                        2004        1.069            1.162           1,681,872

                         CONDENSED FINANCIAL INFORMATION

                                                                                UNIT VALUE AT                     NUMBER OF UNITS
                                                                                 BEGINNING OF    UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                                   YEAR        YEAR          END OF YEAR       END OF YEAR
------------------------------------------------------------------      ----    -------------    -------------    ---------------
    Investors Fund - Class I  (continued)                               2003        0.821            1.069           1,765,663
                                                                        2002        1.084            0.821           1,678,687
                                                                        2001        1.150            1.084             688,342

    Large Cap Growth Fund - Class I (5/02)                              2005        1.124            1.164             520,807
                                                                        2004        1.137            1.124             612,352
                                                                        2003        0.799            1.137             676,213
                                                                        2002        1.000            0.799                   -

    Small Cap Growth Fund - Class I (3/01)                              2005        1.357            1.401             862,944
                                                                        2004        1.198            1.357             887,897
                                                                        2003        0.817            1.198             881,064
                                                                        2002        1.272            0.817             930,480
                                                                        2001        1.394            1.272             396,736

The Travelers Series Trust
    AIM Capital Appreciation Portfolio (5/01)                           2005        0.862            0.923             791,266
                                                                        2004        0.823            0.862             914,754
                                                                        2003        0.646            0.823             923,566
                                                                        2002        0.863            0.646             813,867
                                                                        2001        1.000            0.863             186,705

    Convertible Securities Portfolio (5/00)                             2005        1.192            1.177             780,797
                                                                        2004        1.139            1.192             789,762
                                                                        2003        0.917            1.139             817,572
                                                                        2002        1.002            0.917             303,279
                                                                        2001        1.026            1.002             177,899
                                                                        2000        1.000            1.026               1,000

    Disciplined Mid Cap Stock Portfolio (5/00)                          2005        1.256            1.390             384,518
                                                                        2004        1.096            1.256             429,800
                                                                        2003        0.833            1.096             390,439
                                                                        2002        0.988            0.833             257,622
                                                                        2001        1.046            0.988             223,113
                                                                        2000        1.000            1.046               1,000

    Equity Income Portfolio (4/00)                                      2005        1.228            1.262           2,590,594
                                                                        2004        1.135            1.228           2,624,443
                                                                        2003        0.879            1.135           2,645,190
                                                                        2002        1.038            0.879           1,908,214

                         CONDENSED FINANCIAL INFORMATION

                                                                                UNIT VALUE AT                     NUMBER OF UNITS
                                                                                 BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                                   YEAR        YEAR          END OF YEAR       END OF YEAR
------------------------------------------------------------------      ----    -------------    -------------    ---------------
    Equity Income Portfolio  (continued)                                2001        1.130            1.038           1,262,895
                                                                        2000        1.052            1.130              12,212

    Federated High Yield Portfolio (5/00)                               2005        1.252            1.263             704,765
                                                                        2004        1.152            1.252             789,332
                                                                        2003        0.956            1.152             943,802
                                                                        2002        0.937            0.956             398,965
                                                                        2001        0.934            0.937             288,209
                                                                        2000        1.000            0.934               1,000

    Federated Stock Portfolio (5/00)                                    2005        1.134            1.175             252,975
                                                                        2004        1.042            1.134             314,443
                                                                        2003        0.830            1.042             320,165
                                                                        2002        1.045            0.830             177,616
                                                                        2001        1.045            1.045             144,796
                                                                        2000        1.000            1.045               1,000

    Large Cap Portfolio (11/99)                                         2005        0.753            0.805           1,293,750
                                                                        2004        0.718            0.753           1,300,341
                                                                        2003        0.585            0.718           1,328,748
                                                                        2002        0.771            0.585             811,822
                                                                        2001        0.947            0.771             435,079
                                                                        2000        1.125            0.947               9,529
                                                                        2000        1.125            1.125                   -
                                                                        1999        1.024            1.125                   -

    Managed Allocation Series: Aggressive Portfolio (6/05)              2005        1.000            1.077                   -

    Managed Allocation Series: Conservative Portfolio (8/05)            2005        1.022            1.031                 874

    Managed Allocation Series: Moderate Portfolio (6/05)                2005        1.002            1.046             124,378

    Managed Allocation Series: Moderate-Aggressive Portfolio
    (5/05)                                                              2005        1.000            1.065                   -

    Managed Allocation Series: Moderate-Conservative Portfolio
    (5/05)                                                              2005        1.000            1.037                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                                UNIT VALUE AT                     NUMBER OF UNITS
                                                                                 BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                                  PORTFOLIO NAME                        YEAR        YEAR          END OF YEAR       END OF YEAR
------------------------------------------------------------------      ----    -------------    -------------    ---------------
    Mercury Large Cap Core Portfolio (8/00)                             2005        0.806            0.889             365,733
                                                                        2004        0.707            0.806             387,974
                                                                        2003        0.593            0.707             408,908
                                                                        2002        0.805            0.593             451,779
                                                                        2001        1.055            0.805             193,579
                                                                        2000        1.135            1.055              12,368

    MFS Emerging Growth Portfolio (4/00)                                2005        0.645            0.626                   -
                                                                        2004        0.581            0.645             636,067
                                                                        2003        0.457            0.581             777,647
                                                                        2002        0.707            0.457             828,116
                                                                        2001        1.126            0.707             495,736
                                                                        2000        1.432            1.126              52,455

    MFS Mid Cap Growth Portfolio (5/00)                                 2005        0.560            0.568           2,527,381
                                                                        2004        0.499            0.560           1,648,468
                                                                        2003        0.370            0.499           1,689,467
                                                                        2002        0.735            0.370           1,021,136
                                                                        2001        0.978            0.735             440,334
                                                                        2000        1.000            0.978               1,000

    MFS Total Return Portfolio (6/00)                                   2005        1.328            1.346           5,094,500
                                                                        2004        1.211            1.328           5,040,154
                                                                        2003        1.056            1.211           5,376,924
                                                                        2002        1.132            1.056           4,046,493
                                                                        2001        1.151            1.132           2,348,284
                                                                        2000        1.002            1.151              62,642

    MFS Value Portfolio (5/04)                                          2005        1.121            1.174             166,433
                                                                        2004        1.000            1.121               6,859

    Mondrian International Stock Portfolio (5/00)                       2005        0.845            0.910             577,036
                                                                        2004        0.742            0.845             468,938
                                                                        2003        0.586            0.742             376,707
                                                                        2002        0.684            0.586              69,198
                                                                        2001        0.942            0.684              15,435
                                                                        2000        1.000            0.942               1,000

    Pioneer Fund Portfolio (5/03)                                       2005        1.329            1.386               6,819
                                                                        2004        1.215            1.329               6,826
                                                                        2003        1.000            1.215                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                                UNIT VALUE AT                     NUMBER OF UNITS
                                                                                 BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                                   YEAR         YEAR         END OF YEAR       END OF YEAR
------------------------------------------------------------------      ----    -------------    -------------    ---------------
    Pioneer Mid Cap Value Portfolio (6/05)                              2005         1.020           1.062                   -

    Pioneer Strategic Income Portfolio (5/00)                           2005         1.360           1.388             448,698
                                                                        2004         1.246           1.360             230,725
                                                                        2003         1.059           1.246             154,339
                                                                        2002         1.016           1.059             155,124
                                                                        2001         0.991           1.016              78,635
                                                                        2000         1.000           0.991               1,000

    Strategic Equity Portfolio (11/99)                                  2005         0.729           0.732           2,212,319
                                                                        2004         0.672           0.729           2,465,759
                                                                        2003         0.515           0.672           2,649,642
                                                                        2002         0.788           0.515           1,708,869
                                                                        2001         0.925           0.788             936,287
                                                                        2000         1.000           0.925              40,615

    Style Focus Series: Small Cap Growth Portfolio (5/05)               2005         1.000           1.136                   -

    Style Focus Series: Small Cap Value Portfolio (5/05)                2005         0.987           1.108                   -

    Travelers Quality Bond Portfolio (5/00)                             2005         1.231           1.231           1,394,342
                                                                        2004         1.211           1.231           1,390,622
                                                                        2003         1.150           1.211           1,847,235
                                                                        2002         1.105           1.150           1,423,939
                                                                        2001         1.048           1.105             587,507
                                                                        2000         1.000           1.048                   -

    U.S. Government Securities Portfolio (5/04)                         2005         1.051           1.079              53,799
                                                                        2004         1.000           1.051              22,342

Travelers Series Fund Inc.
    SB Adjustable Rate Income Portfolio - Class I Shares (9/03)         2005         0.994           1.002              25,362
                                                                        2004         0.999           0.994              10,964
                                                                        2003         1.000           0.999                   -

    Social Awareness Stock Portfolio (5/04)                             2005         1.082           1.111                   -
                                                                        2004         1.000           1.082                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                                UNIT VALUE AT                     NUMBER OF UNITS
                                                                                 BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                                   YEAR         YEAR         END OF YEAR      END OF YEAR
------------------------------------------------------------------      ----    -------------    -------------    ---------------
Van Kampen Life Investment Trust
    Comstock Portfolio - Class II Shares (5/01)                         2005         1.076           1.102             563,556
                                                                        2004         0.931           1.076             355,494
                                                                        2003         0.723           0.931             245,454
                                                                        2002         0.912           0.723             286,548
                                                                        2001         1.000           0.912              90,258

    Enterprise Portfolio - Class II Shares (5/01)                       2005         0.794           0.843              22,874
                                                                        2004         0.777           0.794              27,106
                                                                        2003         0.628           0.777              24,160
                                                                        2002         0.907           0.628              10,727
                                                                        2001         1.000           0.907               2,000

Variable Insurance Products Fund
    Contrafund<< Portfolio - Service Class 2 (5/00)                     2005         1.009           1.159           1,247,550
                                                                        2004         0.891           1.009           1,156,619
                                                                        2003         0.706           0.891           1,139,118
                                                                        2002         0.793           0.706           1,012,947
                                                                        2001         0.921           0.793             674,383
                                                                        2000         1.000           0.921                   -

    Dynamic Capital Appreciation Portfolio - Service Class 2 (5/01)     2005         0.939           1.115             169,540
                                                                        2004         0.942           0.939             170,870
                                                                        2003         0.766           0.942             178,424
                                                                        2002         0.842           0.766              54,034
                                                                        2001         1.000           0.842              39,739

    Mid Cap Portfolio - Service Class 2 (5/01)                          2005         1.518           1.763           1,027,587
                                                                        2004         1.237           1.518             843,122
                                                                        2003         0.909           1.237             789,371
                                                                        2002         1.027           0.909             494,141
                                                                        2001         1.000           1.027             186,709


                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.65%

                                                                                UNIT VALUE AT                     NUMBER OF UNITS
                                                                                BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                                  PORTFOLIO NAME                        YEAR        YEAR          END OF YEAR       END OF YEAR
------------------------------------------------------------------      ----    -------------    -------------    ---------------
    Capital Appreciation Fund (5/00)                                    2005        1.348            1.567              12,756
                                                                        2004        1.147            1.348                   -
                                                                        2003        1.000            1.147                   -

    High Yield Bond Trust (5/04)                                        2005        1.068            1.064                   -
                                                                        2004        1.000            1.068                   -

    Managed Assets Trust (5/04)                                         2005        1.076            1.099                   -
                                                                        2004        1.000            1.076                   -

    Money Market Portfolio (2/98)                                       2005        0.990            1.002                   -
                                                                        2004        0.996            0.990                   -
                                                                        2003        1.000            0.996                   -

AIM Variable Insurance Funds
    AIM V.I. Premier Equity Fund - Series I (5/01)                      2005        1.159            1.204                   -
                                                                        2004        1.114            1.159                   -
                                                                        2003        1.000            1.114                   -

AllianceBernstein Variable Product Series Fund, Inc.
    AllianceBernstein Large-Cap Growth Portfolio - Class B (11/99)      2005        1.167            1.318             126,621
                                                                        2004        1.095            1.167             127,017
                                                                        2003        1.000            1.095                   -

American Funds Insurance Series
    Global Growth Fund - Class 2 Shares (11/99)                         2005        1.328            1.490             414,331
                                                                        2004        1.189            1.328             209,668
                                                                        2003        1.000            1.189              11,198

    Growth Fund - Class 2 Shares (12/99)                                2005        1.274            1.456           1,448,021
                                                                        2004        1.151            1.274             594,397
                                                                        2003        1.000            1.151                   -

    Growth-Income Fund - Class 2 Shares (3/00)                          2005        1.247            1.298           1,466,940
                                                                        2004        1.149            1.247             707,032
                                                                        2003        1.000            1.149              24,831

                         CONDENSED FINANCIAL INFORMATION

                                                                                UNIT VALUE AT                     NUMBER OF UNITS
                                                                                BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                                   YEAR        YEAR          END OF YEAR       END OF YEAR
------------------------------------------------------------------      ----    -------------    -------------    ---------------
Credit Suisse Trust
    Credit Suisse Trust Emerging Markets Portfolio (5/00)               2005        1.506            1.895                   -
                                                                        2004        1.225            1.506                   -
                                                                        2003        1.000            1.225                   -

Delaware VIP Trust
    Delaware VIP REIT Series - Standard Class (5/00)                    2005        1.480            1.560              50,289
                                                                        2004        1.145            1.480                   -
                                                                        2003        1.000            1.145                   -

Dreyfus Variable Investment Fund
    Dreyfus VIF - Appreciation Portfolio - Initial Shares (5/00)        2005        1.151            1.182                   -
                                                                        2004        1.114            1.151                   -
                                                                        2003        1.000            1.114                   -

    Dreyfus VIF - Developing Leaders Portfolio - Initial
    Shares (5/00)                                                       2005        1.260            1.311                   -
                                                                        2004        1.150            1.260                   -
                                                                        2003        1.000            1.150                   -

FAM Variable Series Funds, Inc.
    Mercury Global Allocation V.I. Fund - Class III (11/03)             2005        1.207            1.308                   -
                                                                        2004        1.074            1.207                   -
                                                                        2003        1.000            1.074                   -

    Mercury Value Opportunities V.I. Fund - Class III (11/03)           2005        1.205            1.305             116,365
                                                                        2004        1.067            1.205                   -
                                                                        2003        1.000            1.067                   -

Franklin Templeton Variable Insurance Products Trust
    Mutual Shares Securities Fund - Class 2 Shares (5/02)               2005        1.240            1.348             255,651
                                                                        2004        1.119            1.240              93,925
                                                                        2003        1.000            1.119               2,394

                         CONDENSED FINANCIAL INFORMATION

                                                                                UNIT VALUE AT                     NUMBER OF UNITS
                                                                                 BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                                   YEAR        YEAR          END OF YEAR       END OF YEAR
------------------------------------------------------------------      ----    -------------    -------------    ---------------
    Templeton Developing Markets Securities Fund - Class 2
    Shares (5/03)                                                       2005        1.552            1.945            212,727
                                                                        2004        1.265            1.552            109,299
                                                                        2003        1.000            1.265              7,153

    Templeton Foreign Securities Fund - Class 2 Shares (4/00)           2005        1.373            1.488            687,128
                                                                        2004        1.177            1.373            208,807
                                                                        2003        1.000            1.177                  -

    Templeton Growth Securities Fund - Class 2 Shares (5/02)            2005        1.327            1.421            169,003
                                                                        2004        1.163            1.327             14,468
                                                                        2003        1.000            1.163                  -

Greenwich Street Series Fund

    Equity Index Portfolio - Class II Shares (2/01)                     2005        1.227            1.258            263,534
                                                                        2004        1.132            1.227            165,512
                                                                        2003        1.000            1.132              2,383

    Salomon Brothers Variable Aggressive Growth Fund - Class I
    Shares (5/02)                                                       2005        1.231            1.330                  -
                                                                        2004        1.147            1.231                  -
                                                                        2003        1.000            1.147                  -

    Salomon Brothers Variable Growth & Income Fund - Class I
    Shares (5/02)                                                       2005        1.201            1.225                  -
                                                                        2004        1.127            1.201                  -
                                                                        2003        1.000            1.127                  -

Janus Aspen Series

    Balanced Portfolio - Service Shares (5/00)                          2005        1.149            1.217                  -
                                                                        2004        1.078            1.149                  -
                                                                        2003        1.000            1.078                  -

    Global Life Sciences Portfolio - Service Shares (5/00)              2005        1.257            1.389                  -
                                                                        2004        1.119            1.257                  -
                                                                        2003        1.000            1.119                  -

    Global Technology Portfolio - Service Shares (5/00)                 2005        1.188            1.304                  -
                                                                        2004        1.201            1.188                  -
                                                                        2003        1.000            1.201                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                                UNIT VALUE AT                     NUMBER OF UNITS
                                                                                BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                                   YEAR        YEAR          END OF YEAR       END OF YEAR
------------------------------------------------------------------      ----    -------------    -------------    ---------------
    Worldwide Growth Portfolio - Service Shares (5/00)                  2005        1.176            1.221                   -
                                                                        2004        1.143            1.176                   -
                                                                        2003        1.000            1.143                   -

Lazard Retirement Series, Inc.
    Lazard Retirement Small Cap Portfolio (5/03)                        2005        1.328            1.358             137,803
                                                                        2004        1.175            1.328              42,276
                                                                        2003        1.000            1.175                   -

Lord Abbett Series Fund, Inc.
    Growth and Income Portfolio (5/03)                                  2005        1.266            1.286             152,335
                                                                        2004        1.142            1.266              75,347
                                                                        2003        1.000            1.142                   -

    Mid-Cap Value Portfolio (5/03)                                      2005        1.413            1.504             477,152
                                                                        2004        1.158            1.413             220,095
                                                                        2003        1.000            1.158               5,067

Oppenheimer Variable Account Funds
    Oppenheimer Main Street Fund/VA - Service Shares (5/04)             2005        1.072            1.115                   -
                                                                        2004        1.000            1.072                   -

PIMCO Variable Insurance Trust
    Real Return Portfolio - Administrative Class (5/03)                 2005        1.122            1.127             460,270
                                                                        2004        1.048            1.122             152,537
                                                                        2003        1.000            1.048               7,307

    Total Return Portfolio - Administrative Class (5/01)                2005        1.059            1.067           1,570,341
                                                                        2004        1.026            1.059             184,224
                                                                        2003        1.000            1.026                   -

Putnam Variable Trust
    Putnam VT Discovery Growth Fund - Class IB Shares (5/01)            2005        1.193            1.259                   -
                                                                        2004        1.128            1.193                   -
                                                                        2003        1.000            1.128                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                                UNIT VALUE AT                     NUMBER OF UNITS
                                                                                BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                                   YEAR        YEAR          END OF YEAR       END OF YEAR
------------------------------------------------------------------      ----    -------------    -------------    ---------------
    Putnam VT International Equity Fund - Class IB Shares (5/01)        2005        1.351            1.491                  -
                                                                        2004        1.182            1.351                  -
                                                                        2003        1.000            1.182                  -

    Putnam VT Small Cap Value Fund - Class IB Shares (5/01)             2005        1.537            1.619            144,056
                                                                        2004        1.238            1.537             31,452
                                                                        2003        1.000            1.238                  -

Salomon Brothers Variable Series Funds Inc.
    All Cap Fund - Class I (4/01)                                       2005        1.248            1.278             72,040
                                                                        2004        1.172            1.248             72,054
                                                                        2003        1.000            1.172                  -

    Investors Fund - Class I (5/01)                                     2005        1.247            1.307             19,843
                                                                        2004        1.149            1.247             19,843
                                                                        2003        1.000            1.149                  -

    Large Cap Growth Fund - Class I (5/02)                              2005        1.151            1.191                  -
                                                                        2004        1.164            1.151                  -
                                                                        2003        1.000            1.164                  -

    Small Cap Growth Fund - Class I (3/01)                              2005        1.402            1.447             55,569
                                                                        2004        1.239            1.402             31,281
                                                                        2003        1.000            1.239                  -

The Travelers Series Trust
    AIM Capital Appreciation Portfolio (5/01)                           2005        1.193            1.276             45,298
                                                                        2004        1.138            1.193                  -
                                                                        2003        1.000            1.138                  -

    Convertible Securities Portfolio (5/00)                             2005        1.155            1.141                  -
                                                                        2004        1.105            1.155                  -
                                                                        2003        1.000            1.105                  -

    Disciplined Mid Cap Stock Portfolio (5/00)                          2005        1.345            1.487                  -
                                                                        2004        1.174            1.345                  -
                                                                        2003        1.000            1.174                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                                UNIT VALUE AT                     NUMBER OF UNITS
                                                                                BEGINNING OF     UNIT VALUE AT    OUTSTANDING AT
                                  PORTFOLIO NAME                        YEAR        YEAR          END OF YEAR       END OF YEAR
------------------------------------------------------------------      ----    -------------    -------------    ---------------
    Equity Income Portfolio (4/00)                                      2005        1.226            1.260              90,175
                                                                        2004        1.134            1.226              60,231
                                                                        2003        1.000            1.134                   -

    Federated High Yield Portfolio (5/00)                               2005        1.186            1.197                   -
                                                                        2004        1.093            1.186                   -
                                                                        2003        1.000            1.093                   -

    Federated Stock Portfolio (5/00)                                    2005        1.248            1.293                   -
                                                                        2004        1.148            1.248                   -
                                                                        2003        1.000            1.148                   -

    Large Cap Portfolio (11/99)                                         2005        1.179            1.260              39,091
                                                                        2004        1.125            1.179               9,902
                                                                        2003        1.000            1.125                   -

    Managed Allocation Series: Aggressive Portfolio (6/05)              2005        1.000            1.077                   -

    Managed Allocation Series: Conservative Portfolio (8/05)            2005        1.022            1.030                   -

    Managed Allocation Series: Moderate Portfolio (6/05)                2005        1.002            1.046             228,625

    Managed Allocation Series: Moderate-Aggressive
    Portfolio (5/05)                                                    2005        1.000            1.064                   -

    Managed Allocation Series: Moderate-Conservative
    Portfolio (5/05)                                                    2005        1.000            1.037               3,439

    Mercury Large Cap Core Portfolio (8/00)                             2005        1.244            1.371             103,469
                                                                        2004        1.091            1.244                   -
                                                                        2003        1.000            1.091                   -

    MFS Emerging Growth Portfolio (4/00)                                2005        1.228            1.191                   -
                                                                        2004        1.107            1.228              19,369
                                                                        2003        1.000            1.107                   -

    MFS Mid Cap Growth Portfolio (5/00)                                 2005        1.272            1.290              72,204
                                                                        2004        1.134            1.272                   -
                                                                        2003        1.000            1.134                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT        OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR           END OF YEAR
-------------------------------------------------------        ----    -------------   -------------       ----------------
MFS Total Return Portfolio (6/00)                              2005        1.185           1.200                 933,290
                                                               2004        1.080           1.185                 545,728
                                                               2003        1.000           1.080                       -

MFS Value Portfolio (5/04)                                     2005        1.120           1.173                  96,637
                                                               2004        1.000           1.120                       -

Mondrian International Stock Portfolio (5/00)                  2005        1.321           1.423                 153,843
                                                               2004        1.160           1.321                 109,099
                                                               2003        1.000           1.160                   1,167

Pioneer Fund Portfolio (5/03)                                  2005        1.234           1.286                  30,287
                                                               2004        1.129           1.234                  24,600
                                                               2003        1.000           1.129                       -

Pioneer Mid Cap Value Portfolio (6/05)                         2005        1.020           1.062                       -

Pioneer Strategic Income Portfolio (5/00)                      2005        1.179           1.203                 374,138
                                                               2004        1.081           1.179                 117,524
                                                               2003        1.000           1.081                       -

Strategic Equity Portfolio (11/99)                             2005        1.213           1.217                       -
                                                               2004        1.118           1.213                       -
                                                               2003        1.000           1.118                       -

Style Focus Series: Small Cap Growth Portfolio (5/05)          2005        1.000           1.135                       -

Style Focus Series: Small Cap Value Portfolio (5/05)           2005        0.987           1.108                       -

Travelers Quality Bond Portfolio (5/00)                        2005        1.042           1.042                       -
                                                               2004        1.026           1.042                       -
                                                               2003        1.000           1.026                       -

U.S. Government Securities Portfolio (5/04)                    2005        1.051           1.078                       -
                                                               2004        1.000           1.051                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT        OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR           END OF YEAR
-------------------------------------------------------        ----    -------------   -------------       ----------------
Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.994           1.001                 175,675
                                                               2004        0.999           0.994                 116,252
                                                               2003        1.000           0.999                       -

   Social Awareness Stock Portfolio (5/04)                     2005        1.081           1.110                       -
                                                               2004        1.000           1.081                       -

Van Kampen Life Investment Trust
   Comstock Portfolio - Class II Shares (5/01)                 2005        1.314           1.346                       -
                                                               2004        1.138           1.314                       -
                                                               2003        1.000           1.138                       -

   Enterprise Portfolio - Class II Shares (5/01)               2005        1.158           1.229                       -
                                                               2004        1.135           1.158                       -
                                                               2003        1.000           1.135                       -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class 2 (5/00)             2005        1.294           1.485                       -
                                                               2004        1.143           1.294                       -
                                                               2003        1.000           1.143                       -

   Dynamic Capital Appreciation Portfolio - Service
     Class 2 (5/01)                                            2005        1.103           1.309                       -
                                                               2004        1.107           1.103                       -
                                                               2003        1.000           1.107                       -

   Mid Cap Portfolio - Service Class 2 (5/01)                  2005        1.471           1.708                 573,698
                                                               2004        1.200           1.471                 335,336
                                                               2003        1.000           1.200                       -

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                       SEPARATE ACCOUNT CHARGES 1.80% (A)

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT        OUTSTANDING AT
                  PORTFOLIO NAME                               YEAR        YEAR         END OF YEAR           END OF YEAR
----------------------------------------------------------     ----    -------------   -------------       ----------------
   Capital Appreciation Fund (5/00)                            2005        1.395           1.619                  12,733
                                                               2004        1.188           1.395                  12,740
                                                               2003        0.968           1.188                  12,749
                                                               2002        1.000           0.968                       -

   High Yield Bond Trust (5/04)                                2005        1.067           1.062                       -
                                                               2004        1.000           1.067                       -

   Managed Assets Trust (5/04)                                 2005        1.075           1.097                       -
                                                               2004        1.000           1.075                       -

   Money Market Portfolio (2/98)                               2005        0.982           0.992                       -
                                                               2004        0.989           0.982                       -
                                                               2003        1.000           0.989                       -
                                                               2002        1.000           1.000                       -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        1.229           1.276                       -
                                                               2004        1.183           1.229                       -
                                                               2003        0.963           1.183                       -
                                                               2002        1.000           0.963                       -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                     2005        1.222           1.378                  25,869
                                                               2004        1.148           1.222                  25,662
                                                               2003        0.948           1.148                  25,474
                                                               2002        1.000           0.948                       -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                 2005        1.458           1.634                   7,987
                                                               2004        1.308           1.458                   3,312
                                                               2003        0.984           1.308                   1,726
                                                               2002        1.000           0.984                       -

   Growth Fund - Class 2 Shares (12/99)                        2005        1.426           1.628                  32,415
                                                               2004        1.291           1.426                  29,481

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT        OUTSTANDING AT
                  PORTFOLIO NAME                               YEAR        YEAR         END OF YEAR           END OF YEAR
---------------------------------------------------------      ----    -------------   -------------       ----------------
   Growth Fund - Class 2 Shares  (continued)                   2003        0.961           1.291                  13,149
                                                               2002        1.000           0.961                       -

   Growth-Income Fund - Class 2 Shares (3/00)                  2005        1.370           1.424                  42,289
                                                               2004        1.263           1.370                  30,962
                                                               2003        0.971           1.263                  13,722
                                                               2002        1.000           0.971                       -

Credit Suisse Trust
   Credit Suisse Trust Emerging Markets Portfolio (5/00)       2005        1.691           2.125                       -
                                                               2004        1.378           1.691                       -
                                                               2003        0.982           1.378                       -
                                                               2002        1.000           0.982                       -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)            2005        1.708           1.798                   4,400
                                                               2004        1.323           1.708                   4,404
                                                               2003        1.005           1.323                   2,295
                                                               2002        1.000           1.005                       -

Dreyfus Variable Investment Fund
   Dreyfus VIF - Appreciation Portfolio - Initial Shares
   (5/00)                                                      2005        1.192           1.222                       -
                                                               2004        1.156           1.192                       -
                                                               2003        0.971           1.156                       -
                                                               2002        1.000           0.971                       -

   Dreyfus VIF - Developing Leaders Portfolio - Initial
   Shares (5/00)                                               2005        1.381           1.435                   9,415
                                                               2004        1.263           1.381                   9,226
                                                               2003        0.976           1.263                   9,051
                                                               2002        1.000           0.976                       -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.205           1.304                       -
                                                               2004        1.074           1.205                       -
                                                               2003        1.000           1.074                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT        OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR        YEAR         END OF YEAR           END OF YEAR
-------------------------------------------------------------  ----    -------------   -------------       ----------------
   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.203           1.301                       -
                                                               2004        1.067           1.203                       -
                                                               2003        1.000           1.067                       -

Franklin Templeton Variable Insurance Products Trust
   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.352           1.468                   5,796
                                                               2004        1.222           1.352                   5,087
                                                               2003        0.994           1.222                   8,845
                                                               2002        1.000           0.994                       -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.769           2.214                       -
                                                               2004        1.444           1.769                       -
                                                               2003        1.000           1.444                       -

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)   2005        1.495           1.618                   5,580
                                                               2004        1.284           1.495                   5,586
                                                               2003        0.989           1.284                   2,149
                                                               2002        1.000           0.989                       -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.444           1.544                       -
                                                               2004        1.267           1.444                       -
                                                               2003        0.977           1.267                       -
                                                               2002        1.000           0.977                       -

Greenwich Street Series Fund
   Equity Index Portfolio - Class II Shares (2/01)             2005        1.314           1.345                       1
                                                               2004        1.213           1.314                  44,329
                                                               2003        0.967           1.213                   1,426
                                                               2002        1.000           0.967                       -

   Salomon Brothers Variable Aggressive Growth Fund - Class
   I Shares (5/02)                                             2005        1.400           1.511                  64,906
                                                               2004        1.306           1.400                  64,585
                                                               2003        0.949           1.306                  64,282
                                                               2002        1.000           0.949                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT        OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR           END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------       ----------------
   Salomon Brothers Variable Growth & Income Fund - Class I
   Shares (5/02)                                               2005        1.316           1.340                       -
                                                               2004        1.237           1.316                       -
                                                               2003        0.967           1.237                       -
                                                               2002        1.000           0.967                       -

Janus Aspen Series
   Balanced Portfolio - Service Shares (5/00)                  2005        1.181           1.249                       -
                                                               2004        1.111           1.181                       -
                                                               2003        0.994           1.111                       -
                                                               2002        1.000           0.994                       -

   Global Life Sciences Portfolio - Service Shares (5/00)      2005        1.374           1.516                       -
                                                               2004        1.225           1.374                       -
                                                               2003        0.988           1.225                       -
                                                               2002        1.000           0.988                       -

   Global Technology Portfolio - Service Shares (5/00)         2005        1.342           1.470                       -
                                                               2004        1.359           1.342                       -
                                                               2003        0.944           1.359                       -
                                                               2002        1.000           0.944                       -

   Worldwide Growth Portfolio - Service Shares (5/00)          2005        1.222           1.267                       -
                                                               2004        1.190           1.222                       -
                                                               2003        0.980           1.190                       -
                                                               2002        1.000           0.980                       -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.503           1.536                       -
                                                               2004        1.332           1.503                       -
                                                               2003        1.000           1.332                       -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.373           1.393                  19,841
                                                               2004        1.241           1.373                  10,594
                                                               2003        1.000           1.241                   4,252

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT        OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR         END OF YEAR           END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------       ----------------
   Mid-Cap Value Portfolio (5/03)                              2005        1.531           1.627                   1,848
                                                               2004        1.256           1.531                       -
                                                               2003        1.000           1.256                       -

Oppenheimer Variable Account Funds
   Oppenheimer Main Street Fund/VA - Service Shares (5/04)     2005        1.071           1.112                       -
                                                               2004        1.000           1.071                       -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.118           1.121                  41,549
                                                               2004        1.045           1.118                  49,209
                                                               2003        1.000           1.045                  21,273

   Total Return Portfolio - Administrative Class (5/01)        2005        1.075           1.082                 318,259
                                                               2004        1.044           1.075                 318,280
                                                               2003        1.012           1.044                 305,197
                                                               2002        1.000           1.012                       -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.313           1.383                       -
                                                               2004        1.242           1.313                       -
                                                               2003        0.958           1.242                       -
                                                               2002        1.000           0.958                       -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.433           1.579                  26,008
                                                               2004        1.255           1.433                  26,008
                                                               2003        0.994           1.255                  26,008
                                                               2002        1.000           0.994                       -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.780           1.871                   8,767
                                                               2004        1.436           1.780                   8,773
                                                               2003        0.977           1.436                   8,062
                                                               2002        1.000           0.977                       -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                               2005        1.395           1.425                  49,576
                                                               2004        1.311           1.395                  49,426

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT        OUTSTANDING AT
                  PORTFOLIO NAME                               YEAR        YEAR         END OF YEAR           END OF YEAR
-------------------------------------------------------        ----    -------------   -------------       ----------------
   All Cap Fund - Class I  (continued)                         2003        0.960           1.311                  47,950
                                                               2002        1.000           0.960                       -

   Investors Fund - Class I (5/01)                             2005        1.351           1.413                  34,345
                                                               2004        1.246           1.351                  34,350
                                                               2003        0.959           1.246                  11,586
                                                               2002        1.000           0.959                       -

   Large Cap Growth Fund - Class I (5/02)                      2005        1.346           1.392                       -
                                                               2004        1.364           1.346                       -
                                                               2003        0.961           1.364                       -
                                                               2002        1.000           0.961                       -

   Small Cap Growth Fund - Class I (3/01)                      2005        1.604           1.652                   3,047
                                                               2004        1.418           1.604                   3,050
                                                               2003        0.970           1.418                   1,719
                                                               2002        1.000           0.970                       -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.285           1.372                  12,258
                                                               2004        1.228           1.285                  12,264
                                                               2003        0.967           1.228                   3,127
                                                               2002        1.000           0.967                       -

   Convertible Securities Portfolio (5/00)                     2005        1.289           1.271                   3,169
                                                               2004        1.235           1.289                   3,172
                                                               2003        0.996           1.235                   1,623
                                                               2002        1.000           0.996                       -

   Disciplined Mid Cap Stock Portfolio (5/00)                  2005        1.468           1.621                       -
                                                               2004        1.284           1.468                       -
                                                               2003        0.977           1.284                       -
                                                               2002        1.000           0.977                       -

   Equity Income Portfolio (4/00)                              2005        1.333           1.367                  61,545
                                                               2004        1.235           1.333                  61,375
                                                               2003        0.958           1.235                  35,288
                                                               2002        1.000           0.958                       -

   Federated High Yield Portfolio (5/00)                       2005        1.308           1.317                       -
                                                               2004        1.206           1.308                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT        OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR         END OF YEAR           END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------       ----------------
   Federated High Yield Portfolio  (continued)                 2003        1.003           1.206                       -
                                                               2002        1.000           1.003                       -

   Federated Stock Portfolio (5/00)                            2005        1.331           1.376                   6,511
                                                               2004        1.225           1.331                   6,517
                                                               2003        0.978           1.225                   3,385
                                                               2002        1.000           0.978                       -

   Large Cap Portfolio (11/99)                                 2005        1.238           1.322                       -
                                                               2004        1.184           1.238                       -
                                                               2003        0.967           1.184                       -
                                                               2002        1.000           0.967                       -

   Managed Allocation Series: Aggressive Portfolio (6/05)      2005        1.000           1.076                       -

   Managed Allocation Series: Conservative Portfolio (8/05)    2005        1.021           1.029                       -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.002           1.045                       -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.063                       -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (5/05)                                            2005        1.000           1.036                       -

   Mercury Large Cap Core Portfolio (8/00)                     2005        1.318           1.451                  14,317
                                                               2004        1.158           1.318                  14,325
                                                               2003        0.973           1.158                   4,165
                                                               2002        1.000           0.973                       -

   MFS Emerging Growth Portfolio (4/00)                        2005        1.364           1.323                       -
                                                               2004        1.232           1.364                       -
                                                               2003        0.971           1.232                       -
                                                               2002        1.000           0.971                       -

   MFS Mid Cap Growth Portfolio (5/00)                         2005        1.469           1.487                  37,313
                                                               2004        1.311           1.469                  37,155
                                                               2003        0.974           1.311                  37,013
                                                               2002        1.000           0.974                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT        OUTSTANDING AT
                  PORTFOLIO NAME                               YEAR        YEAR         END OF YEAR           END OF YEAR
-------------------------------------------------------        ----    -------------   -------------       ----------------
MFS Total Return Portfolio (6/00)                              2005        1.235           1.249                 387,682
                                                               2004        1.128           1.235                 387,714
                                                               2003        0.986           1.128                 354,044
                                                               2002        1.000           0.986                       -

MFS Value Portfolio (5/04)                                     2005        1.119           1.170                       -
                                                               2004        1.000           1.119                       -

Mondrian International Stock Portfolio (5/00)                  2005        1.438           1.547                       -
                                                               2004        1.265           1.438                       -
                                                               2003        1.001           1.265                       -
                                                               2002        1.000           1.001                       -

Pioneer Fund Portfolio (5/03)                                  2005        1.325           1.379                       -
                                                               2004        1.214           1.325                       -
                                                               2003        1.000           1.214                       -

Pioneer Mid Cap Value Portfolio (6/05)                         2005        1.020           1.061                       -

Pioneer Strategic Income Portfolio (5/00)                      2005        1.290           1.314                       -
                                                               2004        1.184           1.290                       -
                                                               2003        1.008           1.184                       -
                                                               2002        1.000           1.008                       -

Strategic Equity Portfolio (11/99)                             2005        1.366           1.369                  32,680
                                                               2004        1.262           1.366                  32,514
                                                               2003        0.970           1.262                  32,350
                                                               2002        1.000           0.970                       -

Style Focus Series: Small Cap Growth Portfolio (5/05)          2005        1.000           1.134                       -

Style Focus Series: Small Cap Value Portfolio (5/05)           2005        0.987           1.107                       -

Travelers Quality Bond Portfolio (5/00)                        2005        1.081           1.079                       -
                                                               2004        1.066           1.081                       -
                                                               2003        1.014           1.066                       -
                                                               2002        1.000           1.014                       -

U.S. Government Securities Portfolio (5/04)                    2005        1.050           1.076                       -
                                                               2004        1.000           1.050                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT        OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR           END OF YEAR
---------------------------------------------------------      ----    -------------   -------------       ----------------
Travelers Series Fund Inc.

   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.992           0.997                       -
                                                               2004        0.998           0.992                       -
                                                               2003        1.000           0.998                       -

   Social Awareness Stock Portfolio (5/04)                     2005        1.080           1.108                       -
                                                               2004        1.000           1.080                       -

Van Kampen Life Investment Trust
   Comstock Portfolio - Class II Shares (5/01)                 2005        1.444           1.476                       -
                                                               2004        1.252           1.444                       -
                                                               2003        0.975           1.252                       -
                                                               2002        1.000           0.975                       -

   Enterprise Portfolio - Class II Shares (5/01)               2005        1.216           1.288                       -
                                                               2004        1.193           1.216                       -
                                                               2003        0.966           1.193                       -
                                                               2002        1.000           0.966                       -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class 2 (5/00)             2005        1.411           1.617                   3,511
                                                               2004        1.248           1.411                   3,519
                                                               2003        0.991           1.248                   3,527
                                                               2002        1.000           0.991                       -

   Dynamic Capital Appreciation Portfolio - Service
     Class 2 (5/01)                                            2005        1.164           1.379                       -
                                                               2004        1.170           1.164                       -
                                                               2003        0.954           1.170                       -
                                                               2002        1.000           0.954                       -

   Mid Cap Portfolio - Service Class 2 (5/01)                  2005        1.640           1.901                  16,845
                                                               2004        1.339           1.640                  16,856
                                                               2003        0.986           1.339                   6,015
                                                               2002        1.000           0.986                       -

                         CONDENSED FINANCIAL INFORMATION

                       SEPARATE ACCOUNT CHARGES 1.80% (B)

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT        OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR           END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------       ----------------
   Capital Appreciation Fund (5/00)                            2005        0.571           0.662                       -
                                                               2004        0.486           0.571                       -
                                                               2003        0.396           0.486                       -
                                                               2002        0.538           0.396                       -
                                                               2001        1.000           0.538                       -

   High Yield Bond Trust (5/04)                                2005        1.067           1.062                       -
                                                               2004        1.000           1.067                       -

   Managed Assets Trust (5/04)                                 2005        1.075           1.097                       -
                                                               2004        1.000           1.075                       -

   Money Market Portfolio (2/98)                               2005        1.121           1.133                       -
                                                               2004        1.130           1.121                       -
                                                               2003        1.141           1.130                       -
                                                               2002        1.146           1.141                       -
                                                               2001        1.000           1.146                       -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        0.772           0.801                       -
                                                               2004        0.743           0.772                       -
                                                               2003        0.605           0.743                       -
                                                               2002        0.883           0.605                       -
                                                               2001        1.000           0.883                       -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                     2005        0.656           0.740                       -
                                                               2004        0.616           0.656                       -
                                                               2003        0.509           0.616                       -
                                                               2002        0.749           0.509                       -
                                                               2001        1.000           0.749                       -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                 2005        1.087           1.218               1,320,739
                                                               2004        0.975           1.087                  37,597
                                                               2003        0.734           0.975                       -
                                                               2002        0.875           0.734                       -
                                                               2001        0.993           0.875                       -

   Growth Fund - Class 2 Shares (12/99)                        2005        1.078           1.230               1,336,163
                                                               2004        0.975           1.078                  44,993

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT        OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR           END OF YEAR
-------------------------------------------------------        ----    -------------   -------------       ----------------
   Growth Fund - Class 2 Shares  (continued)                   2003        0.726           0.975                       -
                                                               2002        0.978           0.726                       -
                                                               2001        1.088           0.978                       -

   Growth-Income Fund - Class 2 Shares (3/00)                  2005        1.248           1.297               1,337,544
                                                               2004        1.151           1.248                  79,855
                                                               2003        0.885           1.151                   9,264
                                                               2002        1.104           0.885                   9,270
                                                               2001        1.121           1.104                   8,328

Credit Suisse Trust
   Credit Suisse Trust Emerging Markets Portfolio (5/00)       2005        0.992           1.247                       -
                                                               2004        0.809           0.992                       -
                                                               2003        0.576           0.809                       -
                                                               2002        0.663           0.576                       -
                                                               2001        1.000           0.663                       -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)            2005        2.183           2.298                  32,726
                                                               2004        1.692           2.183                       -
                                                               2003        1.285           1.692                       -
                                                               2002        1.252           1.285                       -
                                                               2001        1.000           1.252                       -

Dreyfus Variable Investment Fund
   Dreyfus VIF - Appreciation Portfolio - Initial Shares
   (5/00)                                                      2005        0.873           0.895                       -
                                                               2004        0.846           0.873                       -
                                                               2003        0.711           0.846                       -
                                                               2002        0.869           0.711                       -
                                                               2001        1.000           0.869                       -

   Dreyfus VIF - Developing Leaders Portfolio - Initial
   Shares (5/00)                                               2005        1.068           1.110                       -
                                                               2004        0.977           1.068                       -
                                                               2003        0.755           0.977                       -
                                                               2002        0.950           0.755                       -
                                                               2001        1.000           0.950                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT        OUTSTANDING AT
                   PORTFOLIO NAME                              YEAR        YEAR         END OF YEAR           END OF YEAR
-------------------------------------------------------        ----    -------------   -------------       ----------------
FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.205           1.304                       -
                                                               2004        1.074           1.205                       -
                                                               2003        1.000           1.074                       -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.203           1.301                       -
                                                               2004        1.067           1.203                       -
                                                               2003        1.000           1.067                       -

Franklin Templeton Variable Insurance Products Trust
   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.146           1.244                  56,759
                                                               2004        1.036           1.146                       -
                                                               2003        0.842           1.036                       -
                                                               2002        1.000           0.842                   2,000

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.769           2.214                  71,397
                                                               2004        1.444           1.769                       -
                                                               2003        1.000           1.444                       -

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)   2005        1.063           1.151                 202,256
                                                               2004        0.913           1.063                       -
                                                               2003        0.703           0.913                       -
                                                               2002        0.879           0.703                       -
                                                               2001        1.028           0.879                       -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.168           1.249                   3,603
                                                               2004        1.025           1.168                       -
                                                               2003        0.790           1.025                       -
                                                               2002        1.000           0.790                   2,000

Greenwich Street Series Fund
   Equity Index Portfolio - Class II Shares (2/01)             2005        0.846           0.866                       -
                                                               2004        0.781           0.846                       -
                                                               2003        0.623           0.781                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT        OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR           END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------       ----------------
   Equity Index Portfolio - Class II Shares  (continued)       2002        0.817           0.623                       -
                                                               2001        1.000           0.817                       -

   Salomon Brothers Variable Aggressive Growth Fund - Class
   I Shares (5/02)                                             2005        1.114           1.203                       -
                                                               2004        1.040           1.114                       -
                                                               2003        0.756           1.040                       -
                                                               2002        1.000           0.756                   3,000

   Salomon Brothers Variable Growth & Income Fund - Class I
   Shares (5/02)                                               2005        1.086           1.105                       -
                                                               2004        1.020           1.086                       -
                                                               2003        0.798           1.020                       -
                                                               2002        1.000           0.798                   1,000

Janus Aspen Series
   Balanced Portfolio - Service Shares (5/00)                  2005        0.988           1.044                       -
                                                               2004        0.929           0.988                       -
                                                               2003        0.831           0.929                       -
                                                               2002        0.907           0.831                       -
                                                               2001        1.000           0.907                       -

   Global Life Sciences Portfolio - Service Shares (5/00)      2005        0.892           0.984                       -
                                                               2004        0.795           0.892                       -
                                                               2003        0.641           0.795                       -
                                                               2002        0.927           0.641                       -
                                                               2001        1.000           0.927                       -

   Global Technology Portfolio - Service Shares (5/00)         2005        0.340           0.373                       -
                                                               2004        0.345           0.340                       -
                                                               2003        0.240           0.345                       -
                                                               2002        0.413           0.240                       -
                                                               2001        1.000           0.413                       -

   Worldwide Growth Portfolio - Service Shares (5/00)          2005        0.551           0.572                       -
                                                               2004        0.537           0.551                       -
                                                               2003        0.442           0.537                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT        OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR        YEAR         END OF YEAR           END OF YEAR
------------------------------------------------------------   ----    -------------   -------------       ----------------
   Worldwide Growth Portfolio - Service Shares  (continued)    2002        0.606           0.442                       -
                                                               2001        1.000           0.606                       -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.503           1.536                   1,236
                                                               2004        1.332           1.503                       -
                                                               2003        1.000           1.332                       -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.373           1.393                  16,654
                                                               2004        1.241           1.373                       -
                                                               2003        1.000           1.241                       -

   Mid-Cap Value Portfolio (5/03)                              2005        1.531           1.627                  51,553
                                                               2004        1.256           1.531                       -
                                                               2003        1.000           1.256                       -

Oppenheimer Variable Account Funds
   Oppenheimer Main Street Fund/VA - Service Shares (5/04)     2005        1.071           1.112                       -
                                                               2004        1.000           1.071                       -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.118           1.121                  77,348
                                                               2004        1.045           1.118                       -
                                                               2003        1.000           1.045                       -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.195           1.203                  50,305
                                                               2004        1.160           1.195                       -
                                                               2003        1.125           1.160                       -
                                                               2002        1.050           1.125                       -
                                                               2001        1.000           1.050                       -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        0.761           0.802                       -
                                                               2004        0.721           0.761                       -
                                                               2003        0.556           0.721                       -
                                                               2002        0.804           0.556                       -
                                                               2001        1.000           0.804                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR         YEAR        END OF YEAR       END OF YEAR
----------------------------------------------------------     ----    -------------   -------------    ---------------
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        0.996           1.098                  -
                                                               2004        0.873           0.996                  -
                                                               2003        0.691           0.873                  -
                                                               2002        0.855           0.691                  -
                                                               2001        1.000           0.855                  -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.588           1.669              7,967
                                                               2004        1.281           1.588              7,671
                                                               2003        0.871           1.281              7,676
                                                               2002        1.086           0.871              7,682
                                                               2001        1.000           1.086                  -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                               2005        1.286           1.314              9,081
                                                               2004        1.209           1.286              9,087
                                                               2003        0.885           1.209              9,092
                                                               2002        1.203           0.885              9,099
                                                               2001        1.000           1.203              7,692

   Investors Fund - Class I (5/01)                             2005        1.153           1.206              9,994
                                                               2004        1.064           1.153             10,000
                                                               2003        0.818           1.064             10,006
                                                               2002        1.083           0.818             10,013
                                                               2001        1.000           1.083              8,469

   Large Cap Growth Fund - Class I (5/02)                      2005        1.118           1.156                  -
                                                               2004        1.133           1.118                  -
                                                               2003        0.798           1.133                  -
                                                               2002        1.000           0.798              1,000

   Small Cap Growth Fund - Class I (3/01)                      2005        1.347           1.388                  -
                                                               2004        1.191           1.347                  -
                                                               2003        0.815           1.191                  -
                                                               2002        1.270           0.815                  -
                                                               2001        1.000           1.270                  -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        0.856           0.914             12,688
                                                               2004        0.818           0.856                  -
                                                               2003        0.644           0.818                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                    NUMBER OF UNITS
                                                                    BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                   PORTFOLIO NAME                           YEAR         YEAR        END OF YEAR       END OF YEAR
-------------------------------------------------------     ----    -------------   -------------    ---------------
AIM Capital Appreciation Portfolio (continued)              2002        0.862           0.644                 -
                                                            2001        1.000           0.862                 -

Convertible Securities Portfolio (5/00)                     2005        1.183           1.166                 -
                                                            2004        1.133           1.183                 -
                                                            2003        0.914           1.133                 -
                                                            2002        1.000           0.914                 -
                                                            2001        1.000           1.000                 -

Disciplined Mid Cap Stock Portfolio (5/00)                  2005        1.247           1.377                 -
                                                            2004        1.090           1.247                 -
                                                            2003        0.830           1.090                 -
                                                            2002        0.986           0.830                 -
                                                            2001        1.000           0.986                 -

Equity Income Portfolio (4/00)                              2005        1.218           1.250                 -
                                                            2004        1.129           1.218                 -
                                                            2003        0.876           1.129                 -
                                                            2002        1.037           0.876                 -
                                                            2001        1.000           1.037                 -

Federated High Yield Portfolio (5/00)                       2005        1.242           1.251                 -
                                                            2004        1.146           1.242                 -
                                                            2003        0.953           1.146                 -
                                                            2002        0.936           0.953                 -
                                                            2001        1.000           0.936                 -

Federated Stock Portfolio (5/00)                            2005        1.125           1.164                 -
                                                            2004        1.036           1.125                 -
                                                            2003        0.827           1.036                 -
                                                            2002        1.044           0.827                 -
                                                            2001        1.000           1.044                 -

Large Cap Portfolio (11/99)                                 2005        0.747           0.798                 -
                                                            2004        0.714           0.747                 -
                                                            2003        0.583           0.714                 -
                                                            2002        0.769           0.583                 -
                                                            2001        1.000           0.769                 -

Managed Allocation Series: Aggressive Portfolio (6/05)      2005        1.000           1.076            10,572

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                    NUMBER OF UNITS
                                                                    BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                     PORTFOLIO NAME                         YEAR         YEAR        END OF YEAR       END OF YEAR
--------------------------------------------------------    ----    -------------   -------------    ---------------
Managed Allocation Series: Conservative Portfolio (8/05)    2005        1.021           1.029                   -

Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.002           1.045             219,969

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                      2005        1.000           1.063             123,404

Managed Allocation Series: Moderate-Conservative
Portfolio (5/05)                                            2005        1.000           1.036                   -

Mercury Large Cap Core Portfolio (8/00)                     2005        0.800           0.881                   -
                                                            2004        0.703           0.800                   -
                                                            2003        0.591           0.703                   -
                                                            2002        0.803           0.591                   -
                                                            2001        1.000           0.803                   -

MFS Emerging Growth Portfolio (4/00)                        2005        0.640           0.621                   -
                                                            2004        0.578           0.640                   -
                                                            2003        0.456           0.578                   -
                                                            2002        0.706           0.456                   -
                                                            2001        1.000           0.706                   -

MFS Mid Cap Growth Portfolio (5/00)                         2005        0.556           0.563             102,138
                                                            2004        0.496           0.556                   -
                                                            2003        0.369           0.496                   -
                                                            2002        0.734           0.369                   -
                                                            2001        1.000           0.734                   -

MFS Total Return Portfolio (6/00)                           2005        1.318           1.333           1,081,146
                                                            2004        1.204           1.318              39,320
                                                            2003        1.052           1.204               7,893
                                                            2002        1.131           1.052               7,911
                                                            2001        1.000           1.131               7,931

MFS Value Portfolio (5/04)                                  2005        1.119           1.170              84,896
                                                            2004        1.000           1.119                   -

Mondrian International Stock Portfolio (5/00)               2005        0.838           0.902                   -
                                                            2004        0.737           0.838                   -
                                                            2003        0.584           0.737                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR         YEAR        END OF YEAR       END OF YEAR
--------------------------------------------------------       ----    -------------   -------------    ---------------
   Mondrian International Stock Portfolio  (continued)         2002        0.683           0.584                 -
                                                               2001        1.000           0.683                 -

   Pioneer Fund Portfolio (5/03)                               2005        1.325           1.379                 -
                                                               2004        1.214           1.325                 -
                                                               2003        1.000           1.214                 -

   Pioneer Mid Cap Value Portfolio (6/05)                      2005        1.020           1.061                 -

   Pioneer Strategic Income Portfolio (5/00)                   2005        1.350           1.375             1,728
                                                               2004        1.239           1.350                 -
                                                               2003        1.055           1.239                 -
                                                               2002        1.015           1.055                 -
                                                               2001        1.000           1.015                 -

   Strategic Equity Portfolio (11/99)                          2005        0.724           0.725             3,790
                                                               2004        0.668           0.724                 -
                                                               2003        0.513           0.668                 -
                                                               2002        0.787           0.513                 -
                                                               2001        1.000           0.787                 -

   Style Focus Series: Small Cap Growth Portfolio (5/05)       2005        1.000           1.134                 -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        0.987           1.107                 -

   Travelers Quality Bond Portfolio (5/00)                     2005        1.222           1.220                 -
                                                               2004        1.204           1.222                 -
                                                               2003        1.146           1.204                 -
                                                               2002        1.103           1.146                 -
                                                               2001        1.000           1.103                 -

   U.S. Government Securities Portfolio (5/04)                 2005        1.050           1.076                 -
                                                               2004        1.000           1.050                 -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.992           0.997             1,355
                                                               2004        0.998           0.992                 -
                                                               2003        1.000           0.998                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR         YEAR        END OF YEAR       END OF YEAR
--------------------------------------------------------       ----    -------------   -------------    ---------------
   Social Awareness Stock Portfolio (5/04)                     2005        1.080           1.108                  -
                                                               2004        1.000           1.080                  -

Van Kampen Life Investment Trust
   Comstock Portfolio - Class II Shares (5/01)                 2005        1.068           1.092                  -
                                                               2004        0.926           1.068                  -
                                                               2003        0.721           0.926                  -
                                                               2002        0.911           0.721                  -
                                                               2001        1.000           0.911                  -

   Enterprise Portfolio - Class II Shares (5/01)               2005        0.788           0.835                  -
                                                               2004        0.773           0.788                  -
                                                               2003        0.626           0.773                  -
                                                               2002        0.906           0.626                  -
                                                               2001        1.000           0.906                  -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class 2 (5/00)             2005        1.002           1.148                  -
                                                               2004        0.886           1.002                  -
                                                               2003        0.703           0.886                  -
                                                               2002        0.792           0.703                  -
                                                               2001        1.000           0.792                  -

   Dynamic Capital Appreciation Portfolio - Service Class 2
   (5/01)                                                      2005        0.932           1.105                  -
                                                               2004        0.937           0.932                  -
                                                               2003        0.764           0.937                  -
                                                               2002        0.841           0.764                  -
                                                               2001        1.000           0.841                  -

   Mid Cap Portfolio - Service Class 2 (5/01)                  2005        1.507           1.746             54,841
                                                               2004        1.230           1.507                  -
                                                               2003        0.906           1.230                  -
                                                               2002        1.025           0.906                  -
                                                               2001        1.000           1.025                  -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.85%

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR         YEAR        END OF YEAR       END OF YEAR
--------------------------------------------------------       ----    -------------   -------------    ---------------
   Capital Appreciation Fund (5/00)                            2005        1.344           1.560                   -
                                                               2004        1.146           1.344                   -
                                                               2003        1.000           1.146                   -

   High Yield Bond Trust (5/04)                                2005        1.067           1.061                   -
                                                               2004        1.000           1.067                   -

   Managed Assets Trust (5/04)                                 2005        1.075           1.096                   -
                                                               2004        1.000           1.075                   -

   Money Market Portfolio (2/98)                               2005        0.987           0.997                   -
                                                               2004        0.995           0.987                   -
                                                               2003        1.000           0.995                   -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        1.156           1.199                   -
                                                               2004        1.113           1.156                   -
                                                               2003        1.000           1.113                   -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                     2005        1.163           1.312                   -
                                                               2004        1.094           1.163                   -
                                                               2003        1.000           1.094                   -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                 2005        1.324           1.483             173,703
                                                               2004        1.188           1.324             263,884
                                                               2003        1.000           1.188                   -

   Growth Fund - Class 2 Shares (12/99)                        2005        1.270           1.449             135,328
                                                               2004        1.150           1.270             276,644
                                                               2003        1.000           1.150                   -

   Growth-Income Fund - Class 2 Shares (3/00)                  2005        1.244           1.292             566,690
                                                               2004        1.148           1.244             534,239
                                                               2003        1.000           1.148                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR         YEAR        END OF YEAR       END OF YEAR
------------------------------------------------------------   ----    -------------   -------------    ---------------
Credit Suisse Trust
   Credit Suisse Trust Emerging Markets Portfolio (5/00)       2005        1.502           1.886                   -
                                                               2004        1.224           1.502                   -
                                                               2003        1.000           1.224                   -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)            2005        1.475           1.552                   -
                                                               2004        1.144           1.475                   -
                                                               2003        1.000           1.144                   -

Dreyfus Variable Investment Fund
   Dreyfus VIF - Appreciation Portfolio - Initial Shares
   (5/00)                                                      2005        1.148           1.176                   -
                                                               2004        1.113           1.148                   -
                                                               2003        1.000           1.113                   -

   Dreyfus VIF - Developing Leaders Portfolio - Initial
    Shares (5/00)                                              2005        1.256           1.305                   -
                                                               2004        1.149           1.256                   -
                                                               2003        1.000           1.149                   -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.204           1.302              11,552
                                                               2004        1.074           1.204              11,520
                                                               2003        1.000           1.074                   -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.202           1.299                 689
                                                               2004        1.067           1.202                   -
                                                               2003        1.000           1.067                   -

Franklin Templeton Variable Insurance Products Trust
   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.236           1.342             175,517
                                                               2004        1.118           1.236               9,762
                                                               2003        1.000           1.118                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR         YEAR        END OF YEAR       END OF YEAR
------------------------------------------------------------   ----    -------------   -------------    ---------------
   Templeton Developing Markets Securities Fund - Class 2
    Shares (5/03)                                              2005        1.547           1.936              6,490
                                                               2004        1.264           1.547              6,128
                                                               2003        1.000           1.264                  -

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)   2005        1.369           1.481             88,290
                                                               2004        1.176           1.369             35,130
                                                               2003        1.000           1.176                  -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.324           1.415             82,995
                                                               2004        1.162           1.324                  -
                                                               2003        1.000           1.162                  -

Greenwich Street Series Fund
   Equity Index Portfolio - Class II Shares (2/01)             2005        1.224           1.252                  -
                                                               2004        1.131           1.224                  -
                                                               2003        1.000           1.131                  -

   Salomon Brothers Variable Aggressive Growth Fund - Class
    I Shares (5/02)                                            2005        1.227           1.324                  -
                                                               2004        1.146           1.227                  -
                                                               2003        1.000           1.146                  -

   Salomon Brothers Variable Growth & Income Fund - Class I
    Shares (5/02)                                              2005        1.198           1.219                  -
                                                               2004        1.126           1.198                  -
                                                               2003        1.000           1.126                  -

Janus Aspen Series
   Balanced Portfolio - Service Shares (5/00)                  2005        1.146           1.211                  -
                                                               2004        1.078           1.146                  -
                                                               2003        1.000           1.078                  -

   Global Life Sciences Portfolio - Service Shares (5/00)      2005        1.253           1.382                  -
                                                               2004        1.118           1.253                  -
                                                               2003        1.000           1.118                  -

Global Technology Portfolio - Service Shares (5/00)            2005        1.185           1.298                  -
                                                               2004        1.200           1.185                  -
                                                               2003        1.000           1.200                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR         YEAR        END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------    ---------------
   Worldwide Growth Portfolio - Service Shares (5/00)          2005        1.172           1.215                   -
                                                               2004        1.142           1.172                   -
                                                               2003        1.000           1.142                   -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.324           1.352               2,759
                                                               2004        1.174           1.324                   -
                                                               2003        1.000           1.174                   -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.262           1.279              91,971
                                                               2004        1.141           1.262              75,180
                                                               2003        1.000           1.141                   -

   Mid-Cap Value Portfolio (5/03)                              2005        1.409           1.497             144,789
                                                               2004        1.157           1.409              70,760
                                                               2003        1.000           1.157                   -

Oppenheimer Variable Account Funds
   Oppenheimer Main Street Fund/VA - Service Shares (5/04)     2005        1.071           1.111                   -
                                                               2004        1.000           1.071                   -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.119           1.122             101,530
                                                               2004        1.047           1.119              96,680
                                                               2003        1.000           1.047                   -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.056           1.062             251,533
                                                               2004        1.025           1.056              44,977
                                                               2003        1.000           1.025                   -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.190           1.253                   -
                                                               2004        1.127           1.190                   -
                                                               2003        1.000           1.127                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR         YEAR        END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------    ---------------
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.348           1.484                   -
                                                               2004        1.181           1.348                   -
                                                               2003        1.000           1.181                   -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.533           1.611              77,768
                                                               2004        1.237           1.533             236,179
                                                               2003        1.000           1.237                   -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                               2005        1.245           1.272              10,131
                                                               2004        1.171           1.245              11,919
                                                               2003        1.000           1.171                   -

   Investors Fund - Class I (5/01)                             2005        1.244           1.301              17,942
                                                               2004        1.148           1.244              17,949
                                                               2003        1.000           1.148                   -

   Large Cap Growth Fund - Class I (5/02)                      2005        1.148           1.186                   -
                                                               2004        1.163           1.148                   -
                                                               2003        1.000           1.163                   -

   Small Cap Growth Fund - Class I (3/01)                      2005        1.399           1.440              24,159
                                                               2004        1.238           1.399              26,711
                                                               2003        1.000           1.238                   -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.189           1.270                   -
                                                               2004        1.138           1.189                   -
                                                               2003        1.000           1.138                   -

   Convertible Securities Portfolio (5/00)                     2005        1.152           1.135                   -
                                                               2004        1.104           1.152                   -
                                                               2003        1.000           1.104                   -

   Disciplined Mid Cap Stock Portfolio (5/00)                  2005        1.341           1.480                   -
                                                               2004        1.173           1.341                   -
                                                               2003        1.000           1.173                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                    NUMBER OF UNITS
                                                                    BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                      PORTFOLIO NAME                        YEAR         YEAR        END OF YEAR       END OF YEAR
--------------------------------------------------------    ----    -------------   -------------    ---------------
Equity Income Portfolio (4/00)                              2005        1.223           1.254              39,678
                                                            2004        1.133           1.223              33,990
                                                            2003        1.000           1.133                   -

Federated High Yield Portfolio (5/00)                       2005        1.183           1.191                   -
                                                            2004        1.092           1.183                   -
                                                            2003        1.000           1.092                   -

Federated Stock Portfolio (5/00)                            2005        1.245           1.287                   -
                                                            2004        1.147           1.245                   -
                                                            2003        1.000           1.147                   -

Large Cap Portfolio (11/99)                                 2005        1.176           1.254                   -
                                                            2004        1.124           1.176                   -
                                                            2003        1.000           1.124                   -

Managed Allocation Series: Aggressive Portfolio (6/05)      2005        1.000           1.076                   -

Managed Allocation Series: Conservative Portfolio (8/05)    2005        1.021           1.029                   -

Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.002           1.044             125,731

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                      2005        1.000           1.063              25,169

Managed Allocation Series: Moderate-Conservative
Portfolio (5/05)                                            2005        1.000           1.036                   -

Mercury Large Cap Core Portfolio (8/00)                     2005        1.241           1.365                   -
                                                            2004        1.091           1.241                   -
                                                            2003        1.000           1.091                   -

MFS Emerging Growth Portfolio (4/00)                        2005        1.224           1.187                   -
                                                            2004        1.106           1.224                   -
                                                            2003        1.000           1.106                   -

MFS Mid Cap Growth Portfolio (5/00)                         2005        1.269           1.284                   -
                                                            2004        1.133           1.269                   -
                                                            2003        1.000           1.133                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                    NUMBER OF UNITS
                                                                    BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                  PORTFOLIO NAME                            YEAR         YEAR        END OF YEAR       END OF YEAR
-----------------------------------------------------       ----    -------------   -------------    ---------------
MFS Total Return Portfolio (6/00)                           2005        1.181           1.194             306,564
                                                            2004        1.080           1.181             168,861
                                                            2003        1.000           1.080                   -

MFS Value Portfolio (5/04)                                  2005        1.119           1.169             130,699
                                                            2004        1.000           1.119              54,680

Mondrian International Stock Portfolio (5/00)               2005        1.318           1.417              53,400
                                                            2004        1.160           1.318              23,515
                                                            2003        1.000           1.160                   -

Pioneer Fund Portfolio (5/03)                               2005        1.231           1.280              38,066
                                                            2004        1.128           1.231              12,985
                                                            2003        1.000           1.128                   -

Pioneer Mid Cap Value Portfolio (6/05)                      2005        1.020           1.061                   -

Pioneer Strategic Income Portfolio (5/00)                   2005        1.176           1.197              66,834
                                                            2004        1.080           1.176                   -
                                                            2003        1.000           1.080                   -

Strategic Equity Portfolio (11/99)                          2005        1.209           1.211                   -
                                                            2004        1.118           1.209                   -
                                                            2003        1.000           1.118                   -

Style Focus Series: Small Cap Growth Portfolio (5/05)       2005        1.000           1.134                   -

Style Focus Series: Small Cap Value Portfolio (5/05)        2005        0.987           1.107                   -

Travelers Quality Bond Portfolio (5/00)                     2005        1.039           1.037                   -
                                                            2004        1.025           1.039                   -
                                                            2003        1.000           1.025                   -

U.S. Government Securities Portfolio (5/04)                 2005        1.049           1.075                   -
                                                            2004        1.000           1.049                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR         YEAR        END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------    ---------------
Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.991           0.996             10,692
                                                               2004        0.998           0.991                  -
                                                               2003        1.000           0.998                  -

   Social Awareness Stock Portfolio (5/04)                     2005        1.080           1.107                  -
                                                               2004        1.000           1.080                  -

Van Kampen Life Investment Trust
   Comstock Portfolio - Class II Shares (5/01)                 2005        1.311           1.340                  -
                                                               2004        1.137           1.311                  -
                                                               2003        1.000           1.137                  -

   Enterprise Portfolio - Class II Shares (5/01)               2005        1.155           1.223                  -
                                                               2004        1.134           1.155                  -
                                                               2003        1.000           1.134                  -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class 2 (5/00)             2005        1.291           1.478                  -
                                                               2004        1.142           1.291                  -
                                                               2003        1.000           1.142                  -

   Dynamic Capital Appreciation Portfolio - Service Class 2
   (5/01)                                                      2005        1.100           1.303                  -
                                                               2004        1.106           1.100                  -
                                                               2003        1.000           1.106                  -

   Mid Cap Portfolio - Service Class 2 (5/01)                  2005        1.467           1.700             89,020
                                                               2004        1.199           1.467             20,405
                                                               2003        1.000           1.199                  -

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.90%

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR         YEAR        END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------    ---------------
   Capital Appreciation Fund (5/00)                            2005        1.000           1.169                  -

   High Yield Bond Trust (5/04)                                2005        1.000           0.989                  -

   Managed Assets Trust (5/04)                                 2005        1.000           1.020                  -

   Money Market Portfolio (2/98)                               2005        1.000           1.009                  -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        1.000           1.043                  -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                     2005        1.000           1.159                  -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                 2005        1.000           1.120             10,370

   Growth Fund - Class 2 Shares (12/99)                        2005        1.000           1.147             52,887

   Growth-Income Fund - Class 2 Shares (3/00)                  2005        1.000           1.042             52,887

Credit Suisse Trust
   Credit Suisse Trust Emerging Markets Portfolio (5/00)       2005        1.000           1.222                  -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)            2005        1.000           1.087              9,319

Dreyfus Variable Investment Fund
   Dreyfus VIF - Appreciation Portfolio - Initial Shares
   (5/00)                                                      2005        1.000           1.010                  -

   Dreyfus VIF - Developing Leaders Portfolio - Initial
   Shares (5/00)                                               2005        1.000           1.061                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR         YEAR        END OF YEAR       END OF YEAR
------------------------------------------------------------   ----    -------------   -------------    ---------------
FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.000           1.080                  -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.000           1.106                  -

Franklin Templeton Variable Insurance Products Trust
   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.000           1.083                  -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.000           1.211             10,022

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)   2005        1.000           1.075             10,001

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.000           1.065              9,151

Greenwich Street Series Fund
   Equity Index Portfolio - Class II Shares (2/01)             2005        1.000           1.029              8,096

   Salomon Brothers Variable Aggressive Growth Fund - Class
   I Shares (5/02)                                             2005        1.000           1.093                  -

   Salomon Brothers Variable Growth & Income Fund - Class I
   Shares (5/02)                                               2005        1.000           1.030                  -

Janus Aspen Series
   Balanced Portfolio - Service Shares (5/00)                  2005        1.000           1.061                  -

   Global Life Sciences Portfolio - Service Shares (5/00)      2005        1.000           1.134                  -

   Global Technology Portfolio - Service Shares (5/00)         2005        1.000           1.126                  -

   Worldwide Growth Portfolio - Service Shares (5/00)          2005        1.000           1.043                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                    NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR         YEAR        END OF YEAR       END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------    ---------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.000           1.032                  -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.000           1.027             15,208

   Mid-Cap Value Portfolio (5/03)                              2005        1.000           1.076              1,150

Oppenheimer Variable Account Funds
   Oppenheimer Main Street Fund/VA - Service Shares (5/04)     2005        1.000           1.044                  -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.000           0.993             12,018

   Total Return Portfolio - Administrative Class (5/01)        2005        1.000           1.001             19,399

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.000           1.070                  -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.000           1.099                  -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.000           1.056                  -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                               2005        1.000           1.036                  -

   Investors Fund - Class I (5/01)                             2005        1.000           1.049                  -

   Large Cap Growth Fund - Class I (5/02)                      2005        1.000           1.058                  -

   Small Cap Growth Fund - Class I (3/01)                      2005        1.000           1.078                  -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.000           1.083                  -

   Convertible Securities Portfolio (5/00)                     2005        1.000           1.000                  -

   Disciplined Mid Cap Stock Portfolio (5/00)                  2005        1.000           1.096                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                          NUMBER OF UNITS
                                                                     BEGINNING OF   UNIT VALUE AT          OUTSTANDING AT
                    PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR            END OF YEAR
------------------------------------------------------      ----    -------------   -------------          ---------------
Equity Income Portfolio (4/00)                              2005        1.000           1.031                       -

Federated High Yield Portfolio (5/00)                       2005        1.000           1.001                       -

Federated Stock Portfolio (5/00)                            2005        1.000           1.033                       -

Large Cap Portfolio (11/99)                                 2005        1.000           1.077                       -

Managed Allocation Series: Aggressive Portfolio (6/05)      2005        1.000           1.075                       -

Managed Allocation Series: Conservative Portfolio (8/05)    2005        1.021           1.029                       -

Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.002           1.044                       -

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                      2005        1.000           1.063                       -

Managed Allocation Series: Moderate-Conservative
Portfolio (5/05)                                            2005        1.000           1.036                   8,018

Mercury Large Cap Core Portfolio (8/00)                     2005        1.000           1.092                       -

MFS Emerging Growth Portfolio (4/00)                        2005        1.000           0.998                       -

MFS Mid Cap Growth Portfolio (5/00)                         2005        1.000           1.048                       -

MFS Total Return Portfolio (6/00)                           2005        1.000           1.011                  19,780

MFS Value Portfolio (5/04)                                  2005        1.000           1.038                       -

Mondrian International Stock Portfolio (5/00)               2005        1.000           1.071                  18,739

Pioneer Fund Portfolio (5/03)                               2005        1.000           1.047                       -

Pioneer Mid Cap Value Portfolio (6/05)                      2005        1.020           1.060                       -

Pioneer Strategic Income Portfolio (5/00)                   2005        1.000           1.009                   8,137

Strategic Equity Portfolio (11/99)                          2005        1.000           1.046                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                          NUMBER OF UNITS
                                                                     BEGINNING OF   UNIT VALUE AT           OUTSTANDING AT
                    PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR             END OF YEAR
------------------------------------------------------      ----    -------------   -------------          ---------------
  Style Focus Series: Small Cap Growth Portfolio (5/05)     2005        1.000           1.134                       -

  Style Focus Series: Small Cap Value Portfolio (5/05)      2005        0.987           1.106                       -

  Travelers Quality Bond Portfolio (5/00)                   2005        1.000           0.992                       -

  U.S. Government Securities Portfolio (5/04)               2005        1.000           1.000                       -

Travelers Series Fund Inc.
  SB Adjustable Rate Income Portfolio - Class I Shares
  (9/03)                                                    2005        1.000           1.004                  10,595

  Social Awareness Stock Portfolio (5/04)                   2005        1.000           1.047                       -

Van Kampen Life Investment Trust
  Comstock Portfolio - Class II Shares (5/01)               2005        1.000           1.031                       -

  Enterprise Portfolio - Class II Shares (5/01)             2005        1.000           1.074                       -

Variable Insurance Products Fund
  Contrafund<< Portfolio - Service Class 2 (5/00)           2005        1.000           1.134                       -

  Dynamic Capital Appreciation Portfolio - Service Class 2
  (5/01)                                                    2005        1.000           1.180                       -

  Mid Cap Portfolio - Service Class 2 (5/01)                2005        1.000           1.142                  20,164

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                       SEPARATE ACCOUNT CHARGES 2.00% (A)

                                                                    UNIT VALUE AT                          NUMBER OF UNITS
                                                                     BEGINNING OF   UNIT VALUE AT           OUTSTANDING AT
                    PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR             END OF YEAR
------------------------------------------------------      ----    -------------   -------------          ---------------
   Capital Appreciation Fund (5/00)                         2005        1.389           1.610                       -
                                                            2004        1.186           1.389                       -
                                                            2003        0.968           1.186                       -
                                                            2002        1.000           0.968                       -

   High Yield Bond Trust (5/04)                             2005        1.066           1.058                       -
                                                            2004        1.000           1.066                       -

   Managed Assets Trust (5/04)                              2005        1.074           1.093                       -
                                                            2004        1.000           1.074                       -

   Money Market Portfolio (2/98)                            2005        0.978           0.986                       -
                                                            2004        0.987           0.978                       -
                                                            2003        1.000           0.987                       -
                                                            2002        1.000           1.000                       -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)           2005        1.224           1.268                       -
                                                            2004        1.181           1.224                       -
                                                            2003        0.963           1.181                       -
                                                            2002        1.000           0.963                       -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                  2005        1.217           1.370                       -
                                                            2004        1.146           1.217                       -
                                                            2003        0.948           1.146                       -
                                                            2002        1.000           0.948                       -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)              2005        1.452           1.624                       -
                                                            2004        1.305           1.452                       -
                                                            2003        0.984           1.305                       -
                                                            2002        1.000           0.984                       -

   Growth Fund - Class 2 Shares (12/99)                     2005        1.420           1.618                       -
                                                            2004        1.288           1.420                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                          NUMBER OF UNITS
                                                                     BEGINNING OF   UNIT VALUE AT           OUTSTANDING AT
                    PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR             END OF YEAR
------------------------------------------------------      ----    -------------   -------------          ---------------
   Growth Fund - Class 2 Shares  (continued)                2003        0.961           1.288                       -
                                                            2002        1.000           0.961                       -

   Growth-Income Fund - Class 2 Shares (3/00)               2005        1.364           1.415                       -
                                                            2004        1.261           1.364                       -
                                                            2003        0.971           1.261                       -
                                                            2002        1.000           0.971                       -

Credit Suisse Trust
   Credit Suisse Trust Emerging Markets Portfolio (5/00)    2005        1.684           2.112                       -
                                                            2004        1.375           1.684                       -
                                                            2003        0.982           1.375                       -
                                                            2002        1.000           0.982                       -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)         2005        1.701           1.787                       -
                                                            2004        1.321           1.701                       -
                                                            2003        1.005           1.321                       -
                                                            2002        1.000           1.005                       -

Dreyfus Variable Investment Fund
   Dreyfus VIF - Appreciation Portfolio - Initial Shares
   (5/00)                                                   2005        1.187           1.215                       -
                                                            2004        1.153           1.187                       -
                                                            2003        0.971           1.153                       -
                                                            2002        1.000           0.971                       -

   Dreyfus VIF - Developing Leaders Portfolio - Initial
   Shares (5/00)                                            2005        1.375           1.427                       -
                                                            2004        1.260           1.375                       -
                                                            2003        0.976           1.260                       -
                                                            2002        1.000           0.976                       -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)  2005        1.202           1.298                       -
                                                            2004        1.074           1.202                       -
                                                            2003        1.000           1.074                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                          NUMBER OF UNITS
                                                                     BEGINNING OF   UNIT VALUE AT           OUTSTANDING AT
                    PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR             END OF YEAR
------------------------------------------------------      ----    -------------   -------------          ---------------
 Mercury Value Opportunities V.I. Fund - Class III (11/03)  2005        1.200           1.295                       -
                                                            2004        1.067           1.200                       -
                                                            2003        1.000           1.067                       -

Franklin Templeton Variable Insurance Products Trust
   Mutual Shares Securities Fund - Class 2 Shares (5/02)    2005        1.347           1.459                       -
                                                            2004        1.220           1.347                       -
                                                            2003        0.994           1.220                       -
                                                            2002        1.000           0.994                       -

 Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                            2005        1.763           2.202                       -
                                                            2004        1.442           1.763                       -
                                                            2003        1.000           1.442                       -

 Templeton Foreign Securities Fund - Class 2 Shares (4/00)  2005        1.489           1.608                       -
                                                            2004        1.281           1.489                       -
                                                            2003        0.989           1.281                       -
                                                            2002        1.000           0.989                       -

 Templeton Growth Securities Fund - Class 2 Shares (5/02)   2005        1.438           1.535                       -
                                                            2004        1.265           1.438                       -
                                                            2003        0.976           1.265                       -
                                                            2002        1.000           0.976                       -

Greenwich Street Series Fund
 Equity Index Portfolio - Class II Shares (2/01)            2005        1.308           1.337                       -
                                                            2004        1.211           1.308                       -
                                                            2003        0.967           1.211                       -
                                                            2002        1.000           0.967                       -

 Salomon Brothers Variable Aggressive Growth Fund - Class
 I Shares (5/02)                                            2005        1.394           1.502                       -
                                                            2004        1.304           1.394                       -
                                                            2003        0.949           1.304                       -
                                                            2002        1.000           0.949                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                          NUMBER OF UNITS
                                                                     BEGINNING OF   UNIT VALUE AT           OUTSTANDING AT
                    PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR             END OF YEAR
------------------------------------------------------      ----    -------------   -------------          ---------------
   Salomon Brothers Variable Growth & Income Fund -
   Class I Shares (5/02)                                    2005        1.311           1.332                       -
                                                            2004        1.234           1.311                       -
                                                            2003        0.967           1.234                       -
                                                            2002        1.000           0.967                       -

Janus Aspen Series
   Balanced Portfolio - Service Shares (5/00)               2005        1.176           1.241                       -
                                                            2004        1.108           1.176                       -
                                                            2003        0.994           1.108                       -
                                                            2002        1.000           0.994                       -

   Global Life Sciences Portfolio - Service Shares (5/00)   2005        1.369           1.507                       -
                                                            2004        1.223           1.369                       -
                                                            2003        0.988           1.223                       -
                                                            2002        1.000           0.988                       -

   Global Technology Portfolio - Service Shares (5/00)      2005        1.337           1.461                       -
                                                            2004        1.356           1.337                       -
                                                            2003        0.944           1.356                       -
                                                            2002        1.000           0.944                       -

   Worldwide Growth Portfolio - Service Shares (5/00)       2005        1.217           1.259                       -
                                                            2004        1.188           1.217                       -
                                                            2003        0.980           1.188                       -
                                                            2002        1.000           0.980                       -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)             2005        1.498           1.527                       -
                                                            2004        1.330           1.498                       -
                                                            2003        1.000           1.330                       -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                       2005        1.369           1.385                       -
                                                            2004        1.239           1.369                       -
                                                            2003        1.000           1.239                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                          NUMBER OF UNITS
                                                                     BEGINNING OF   UNIT VALUE AT           OUTSTANDING AT
                    PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR             END OF YEAR
------------------------------------------------------      ----    -------------   -------------          ---------------
   Mid-Cap Value Portfolio (5/03)                           2005        1.525           1.618                       -
                                                            2004        1.255           1.525                       -
                                                            2003        1.000           1.255                       -

Oppenheimer Variable Account Funds
   Oppenheimer Main Street Fund/VA - Service Shares (5/04)  2005        1.070           1.109                       -
                                                            2004        1.000           1.070                       -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)      2005        1.114           1.115                       -
                                                            2004        1.044           1.114                       -
                                                            2003        1.000           1.044                       -

   Total Return Portfolio - Administrative Class (5/01)     2005        1.071           1.076                       -
                                                            2004        1.042           1.071                       -
                                                            2003        1.012           1.042                       -
                                                            2002        1.000           1.012                       -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01) 2005        1.307           1.374                       -
                                                            2004        1.240           1.307                       -
                                                            2003        0.958           1.240                       -
                                                            2002        1.000           0.958                       -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                   2005        1.427           1.569                       -
                                                            2004        1.253           1.427                       -
                                                            2003        0.994           1.253                       -
                                                            2002        1.000           0.994                       -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)  2005        1.773           1.860                       -
                                                            2004        1.433           1.773                       -
                                                            2003        0.977           1.433                       -
                                                            2002        1.000           0.977                       -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                            2005        1.389           1.417                       -
                                                            2004        1.308           1.389                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                          NUMBER OF UNITS
                                                                     BEGINNING OF   UNIT VALUE AT           OUTSTANDING AT
                    PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR             END OF YEAR
------------------------------------------------------      ----    -------------   -------------          ---------------
   All Cap Fund - Class I  (continued)                      2003        0.960           1.308                       -
                                                            2002        1.000           0.960                       -

   Investors Fund - Class I (5/01)                          2005        1.345           1.405                       -
                                                            2004        1.243           1.345                       -
                                                            2003        0.958           1.243                       -
                                                            2002        1.000           0.958                       -

   Large Cap Growth Fund - Class I (5/02)                   2005        1.341           1.383                       -
                                                            2004        1.361           1.341                       -
                                                            2003        0.961           1.361                       -
                                                            2002        1.000           0.961                       -

   Small Cap Growth Fund - Class I (3/01)                   2005        1.597           1.642                       -
                                                            2004        1.415           1.597                       -
                                                            2003        0.970           1.415                       -
                                                            2002        1.000           0.970                       -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                2005        1.279           1.364                       -
                                                            2004        1.226           1.279                       -
                                                            2003        0.967           1.226                       -
                                                            2002        1.000           0.967                       -

   Convertible Securities Portfolio (5/00)                  2005        1.284           1.263                       -
                                                            2004        1.232           1.284                       -
                                                            2003        0.996           1.232                       -
                                                            2002        1.000           0.996                       -

   Disciplined Mid Cap Stock Portfolio (5/00)               2005        1.462           1.611                       -
                                                            2004        1.281           1.462                       -
                                                            2003        0.977           1.281                       -
                                                            2002        1.000           0.977                       -

   Equity Income Portfolio (4/00)                           2005        1.327           1.359                       -
                                                            2004        1.232           1.327                       -
                                                            2003        0.958           1.232                       -
                                                            2002        1.000           0.958                       -

   Federated High Yield Portfolio (5/00)                    2005        1.303           1.309                       -
                                                            2004        1.204           1.303                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                          NUMBER OF UNITS
                                                                     BEGINNING OF   UNIT VALUE AT           OUTSTANDING AT
                    PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR             END OF YEAR
------------------------------------------------------      ----    -------------   -------------          ---------------
   Federated High Yield Portfolio  (continued)              2003        1.003           1.204                       -
                                                            2002        1.000           1.003                       -

   Federated Stock Portfolio (5/00)                         2005        1.325           1.368                       -
                                                            2004        1.223           1.325                       -
                                                            2003        0.978           1.223                       -
                                                            2002        1.000           0.978                       -

   Large Cap Portfolio (11/99)                              2005        1.233           1.314                       -
                                                            2004        1.181           1.233                       -
                                                            2003        0.967           1.181                       -
                                                            2002        1.000           0.967                       -

   Managed Allocation Series: Aggressive Portfolio (6/05)   2005        1.000           1.075                       -

   Managed Allocation Series: Conservative Portfolio (8/05) 2005        1.021           1.028                       -

   Managed Allocation Series: Moderate Portfolio (6/05)     2005        1.002           1.044                       -

   Managed Allocation Series: Moderate-Aggressive
   Portfolio (5/05)                                         2005        1.000           1.062                       -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (5/05)                                         2005        1.000           1.035                       -

   Mercury Large Cap Core Portfolio (8/00)                  2005        1.313           1.442                       -
                                                            2004        1.156           1.313                       -
                                                            2003        0.973           1.156                       -
                                                            2002        1.000           0.973                       -

   MFS Emerging Growth Portfolio (4/00)                     2005        1.358           1.317                       -
                                                            2004        1.229           1.358                       -
                                                            2003        0.971           1.229                       -
                                                            2002        1.000           0.971                       -

   MFS Mid Cap Growth Portfolio (5/00)                      2005        1.463           1.478                       -
                                                            2004        1.308           1.463                       -
                                                            2003        0.974           1.308                       -
                                                            2002        1.000           0.974                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                          NUMBER OF UNITS
                                                                     BEGINNING OF   UNIT VALUE AT           OUTSTANDING AT
                    PORTFOLIO NAME                          YEAR         YEAR        END OF YEAR             END OF YEAR
------------------------------------------------------      ----    -------------   -------------          ---------------
   MFS Total Return Portfolio (6/00)                        2005        1.230           1.242                       -
                                                            2004        1.126           1.230                       -
                                                            2003        0.986           1.126                       -
                                                            2002        1.000           0.986                       -

   MFS Value Portfolio (5/04)                               2005        1.118           1.166                       -
                                                            2004        1.000           1.118                       -

   Mondrian International Stock Portfolio (5/00)            2005        1.432           1.537                       -
                                                            2004        1.262           1.432                       -
                                                            2003        1.001           1.262                       -
                                                            2002        1.000           1.001                       -

   Pioneer Fund Portfolio (5/03)                            2005        1.320           1.372                       -
                                                            2004        1.212           1.320                       -
                                                            2003        1.000           1.212                       -

   Pioneer Mid Cap Value Portfolio (6/05)                   2005        1.019           1.060                       -

   Pioneer Strategic Income Portfolio (5/00)                2005        1.285           1.306                       -
                                                            2004        1.181           1.285                       -
                                                            2003        1.008           1.181                       -
                                                            2002        1.000           1.008                       -

   Strategic Equity Portfolio (11/99)                       2005        1.361           1.361                       -
                                                            2004        1.260           1.361                       -
                                                            2003        0.969           1.260                       -
                                                            2002        1.000           0.969                       -

   Style Focus Series: Small Cap Growth Portfolio (5/05)    2005        1.000           1.133                       -

   Style Focus Series: Small Cap Value Portfolio (5/05)     2005        0.987           1.105                       -

   Travelers Quality Bond Portfolio (5/00)                  2005        1.077           1.073                       -
                                                            2004        1.063           1.077                       -
                                                            2003        1.014           1.063                       -
                                                            2002        1.000           1.014                       -

   U.S. Government Securities Portfolio (5/04)              2005        1.048           1.072                       -
                                                            2004        1.000           1.048                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                          NUMBER OF UNITS
                                                                     BEGINNING OF   UNIT VALUE AT           OUTSTANDING AT
                    PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR             END OF YEAR
------------------------------------------------------      ----    -------------   -------------          ---------------
Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                   2005        0.989           0.993                       -
                                                            2004        0.998           0.989                       -
                                                            2003        1.000           0.998                       -

   Social Awareness Stock Portfolio (5/04)                  2005        1.079           1.104                       -
                                                            2004        1.000           1.079                       -

Van Kampen Life Investment Trust
   Comstock Portfolio - Class II Shares (5/01)              2005        1.438           1.467                       -
                                                            2004        1.249           1.438                       -
                                                            2003        0.974           1.249                       -
                                                            2002        1.000           0.974                       -

   Enterprise Portfolio - Class II Shares (5/01)            2005        1.211           1.280                       -
                                                            2004        1.190           1.211                       -
                                                            2003        0.966           1.190                       -
                                                            2002        1.000           0.966                       -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class 2 (5/00)          2005        1.406           1.607                       -
                                                            2004        1.245           1.406                       -
                                                            2003        0.991           1.245                       -
                                                            2002        1.000           0.991                       -

   Dynamic Capital Appreciation Portfolio - Service
   Class 2 (5/01)                                           2005        1.159           1.371                       -
                                                            2004        1.167           1.159                       -
                                                            2003        0.953           1.167                       -
                                                            2002        1.000           0.953                       -

   Mid Cap Portfolio - Service Class 2 (5/01)               2005        1.633           1.889                       -
                                                            2004        1.336           1.633                       -
                                                            2003        0.986           1.336                       -
                                                            2002        1.000           0.986                       -

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                       SEPARATE ACCOUNT CHARGES 2.00% (B)

                                                                    UNIT VALUE AT                          NUMBER OF UNITS
                                                                     BEGINNING OF   UNIT VALUE AT           OUTSTANDING AT
                    PORTFOLIO NAME                          YEAR         YEAR        END OF YEAR             END OF YEAR
------------------------------------------------------      ----    -------------   -------------          ---------------

   Capital Appreciation Fund (5/00)                         2005        1.389           1.610                       -
                                                            2004        1.186           1.389                       -
                                                            2003        0.968           1.186                       -
                                                            2002        1.000           0.968                       -

   High Yield Bond Trust (5/04)                             2005        1.066           1.058                       -
                                                            2004        1.000           1.066                       -

   Managed Assets Trust (5/04)                              2005        1.074           1.093                       -
                                                            2004        1.000           1.074                       -

   Money Market Portfolio (2/98)                            2005        0.978           0.986                   6,451
                                                            2004        0.987           0.978                   6,455
                                                            2003        1.000           0.987                   4,284
                                                            2002        1.000           1.000                       -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)           2005        1.224           1.268                       -
                                                            2004        1.181           1.224                       -
                                                            2003        0.963           1.181                       -
                                                            2002        1.000           0.963                       -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                  2005        1.217           1.370                       -
                                                            2004        1.146           1.217                       -
                                                            2003        0.948           1.146                       -
                                                            2002        1.000           0.948                       -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)              2005        1.452           1.624                  44,913
                                                            2004        1.305           1.452                  48,619
                                                            2003        0.984           1.305                  14,702
                                                            2002        1.000           0.984                       -

   Growth Fund - Class 2 Shares (12/99)                     2005        1.420           1.618                 312,331
                                                            2004        1.288           1.420                  62,507

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                          NUMBER OF UNITS
                                                                     BEGINNING OF   UNIT VALUE AT           OUTSTANDING AT
                    PORTFOLIO NAME                          YEAR         YEAR        END OF YEAR             END OF YEAR
------------------------------------------------------      ----    -------------   -------------          ---------------
   Growth Fund - Class 2 Shares  (continued)                2003        0.961           1.288                  28,789
                                                            2002        1.000           0.961                       -

   Growth-Income Fund - Class 2 Shares (3/00)               2005        1.364           1.415                 329,811
                                                            2004        1.261           1.364                  67,721
                                                            2003        0.971           1.261                  34,172
                                                            2002        1.000           0.971                       -

Credit Suisse Trust
   Credit Suisse Trust Emerging Markets Portfolio (5/00)    2005        1.684           2.112                       -
                                                            2004        1.375           1.684                       -
                                                            2003        0.982           1.375                       -
                                                            2002        1.000           0.982                       -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)         2005        1.701           1.787                   2,411
                                                            2004        1.321           1.701                       -
                                                            2003        1.005           1.321                       -
                                                            2002        1.000           1.005                       -

Dreyfus Variable Investment Fund
   Dreyfus VIF - Appreciation Portfolio - Initial Shares
   (5/00)                                                   2005        1.187           1.215                   6,448
                                                            2004        1.153           1.187                   6,461
                                                            2003        0.971           1.153                   4,966
                                                            2002        1.000           0.971                       -

   Dreyfus VIF - Developing Leaders Portfolio - Initial
   Shares (5/00)                                            2005        1.375           1.427                  10,668
                                                            2004        1.260           1.375                  10,675
                                                            2003        0.976           1.260                  10,676
                                                            2002        1.000           0.976                       -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)  2005        1.202           1.298                       -
                                                            2004        1.074           1.202                       -
                                                            2003        1.000           1.074                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                          NUMBER OF UNITS
                                                                     BEGINNING OF   UNIT VALUE AT           OUTSTANDING AT
                    PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR             END OF YEAR
------------------------------------------------------      ----    -------------   -------------          ---------------
 Mercury Value Opportunities V.I. Fund - Class III (11/03)  2005        1.200           1.295                       -
                                                            2004        1.067           1.200                       -
                                                            2003        1.000           1.067                       -

Franklin Templeton Variable Insurance Products Trust
 Mutual Shares Securities Fund - Class 2 Shares (5/02)      2005        1.347           1.459                   9,384
                                                            2004        1.220           1.347                   7,977
                                                            2003        0.994           1.220                   8,525
                                                            2002        1.000           0.994                       -

 Templeton Developing Markets Securities Fund -
   Class 2 Shares (5/03)                                    2005        1.763           2.202                   1,822
                                                            2004        1.442           1.763                       -
                                                            2003        1.000           1.442                       -

 Templeton Foreign Securities Fund - Class 2 Shares (4/00)  2005        1.489           1.608                  35,105
                                                            2004        1.281           1.489                  33,262
                                                            2003        0.989           1.281                  19,255
                                                            2002        1.000           0.989                       -

 Templeton Growth Securities Fund - Class 2 Shares (5/02)   2005        1.438           1.535                   5,269
                                                            2004        1.265           1.438                   3,817
                                                            2003        0.976           1.265                   4,335
                                                            2002        1.000           0.976                       -

Greenwich Street Series Fund
 Equity Index Portfolio - Class II Shares (2/01)            2005        1.308           1.337                       -
                                                            2004        1.211           1.308                  16,232
                                                            2003        0.967           1.211                       -
                                                            2002        1.000           0.967                       -

 Salomon Brothers Variable Aggressive Growth Fund - Class
   I Shares (5/02)                                          2005        1.394           1.502                   8,114
                                                            2004        1.304           1.394                   8,114
                                                            2003        0.949           1.304                   8,114
                                                            2002        1.000           0.949                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                          NUMBER OF UNITS
                                                                     BEGINNING OF   UNIT VALUE AT           OUTSTANDING AT
                    PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR             END OF YEAR
------------------------------------------------------      ----    -------------   -------------          ---------------

   Salomon Brothers Variable Growth & Income Fund -
   Class I Shares (5/02)                                    2005        1.311           1.332                       -
                                                            2004        1.234           1.311                       -
                                                            2003        0.967           1.234                       -
                                                            2002        1.000           0.967                       -

Janus Aspen Series
   Balanced Portfolio - Service Shares (5/00)               2005        1.176           1.241                       -
                                                            2004        1.108           1.176                       -
                                                            2003        0.994           1.108                       -
                                                            2002        1.000           0.994                       -

   Global Life Sciences Portfolio - Service Shares (5/00)   2005        1.369           1.507                       -
                                                            2004        1.223           1.369                       -
                                                            2003        0.988           1.223                       -
                                                            2002        1.000           0.988                       -

   Global Technology Portfolio - Service Shares (5/00)      2005        1.337           1.461                       -
                                                            2004        1.356           1.337                       -
                                                            2003        0.944           1.356                       -
                                                            2002        1.000           0.944                       -

   Worldwide Growth Portfolio - Service Shares (5/00)       2005        1.217           1.259                   9,123
                                                            2004        1.188           1.217                   9,123
                                                            2003        0.980           1.188                   9,123
                                                            2002        1.000           0.980                       -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)             2005        1.498           1.527                       -
                                                            2004        1.330           1.498                       -
                                                            2003        1.000           1.330                       -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                       2005        1.369           1.385                  42,459
                                                            2004        1.239           1.369                   7,792
                                                            2003        1.000           1.239                   8,654

                         CONDENSED FINANCIAL INFORMATION

                                                                    UNIT VALUE AT                          NUMBER OF UNITS
                                                                     BEGINNING OF   UNIT VALUE AT           OUTSTANDING AT
                    PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR             END OF YEAR
------------------------------------------------------      ----    -------------   -------------          ---------------
   Mid-Cap Value Portfolio (5/03)                           2005        1.525           1.618                  37,584
                                                            2004        1.255           1.525                  12,377
                                                            2003        1.000           1.255                       -

Oppenheimer Variable Account Funds
   Oppenheimer Main Street Fund/VA - Service Shares (5/04)  2005        1.070           1.109                       -
                                                            2004        1.000           1.070                       -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)      2005        1.114           1.115                   4,299
                                                            2004        1.044           1.114                       -
                                                            2003        1.000           1.044                       -

   Total Return Portfolio - Administrative Class (5/01)     2005        1.071           1.076                  58,308
                                                            2004        1.042           1.071                  46,736
                                                            2003        1.012           1.042                  44,582
                                                            2002        1.000           1.012                       -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01) 2005        1.307           1.374                       -
                                                            2004        1.240           1.307                       -
                                                            2003        0.958           1.240                       -
                                                            2002        1.000           0.958                       -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                   2005        1.427           1.569                   8,851
                                                            2004        1.253           1.427                   8,851
                                                            2003        0.994           1.253                   8,851
                                                            2002        1.000           0.994                       -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)  2005        1.773           1.860                  10,786
                                                            2004        1.433           1.773                  10,791
                                                            2003        0.977           1.433                       -
                                                            2002        1.000           0.977                       -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                            2005        1.389           1.417                  22,130
                                                            2004        1.308           1.389                  14,493

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT       OUTSTANDING AT
               PORTFOLIO NAME                                  YEAR        YEAR          END OF YEAR         END OF YEAR
---------------------------------------------                  ----    -------------    -------------      ---------------
   All Cap Fund - Class I  (continued)                         2003        0.960             1.308              14,500
                                                               2002        1.000             0.960                   -

   Investors Fund - Class I (5/01)                             2005        1.345             1.405                   -
                                                               2004        1.243             1.345              58,340
                                                               2003        0.958             1.243                   -
                                                               2002        1.000             0.958                   -

   Large Cap Growth Fund - Class I (5/02)                      2005        1.341             1.383                   -
                                                               2004        1.361             1.341                   -
                                                               2003        0.961             1.361                   -
                                                               2002        1.000             0.961                   -

   Small Cap Growth Fund - Class I (3/01)                      2005        1.597             1.642                   -
                                                               2004        1.415             1.597                   -
                                                               2003        0.970             1.415                   -
                                                               2002        1.000             0.970                   -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.279             1.364               8,374
                                                               2004        1.226             1.279               8,383
                                                               2003        0.967             1.226               5,578
                                                               2002        1.000             0.967                   -

   Convertible Securities Portfolio (5/00)                     2005        1.284             1.263               8,323
                                                               2004        1.232             1.284               8,332
                                                               2003        0.996             1.232               5,538
                                                               2002        1.000             0.996                   -

   Disciplined Mid Cap Stock Portfolio (5/00)                  2005        1.462             1.611               8,768
                                                               2004        1.281             1.462               8,768
                                                               2003        0.977             1.281               8,768
                                                               2002        1.000             0.977                   -

   Equity Income Portfolio (4/00)                              2005        1.327             1.359              13,055
                                                               2004        1.232             1.327               8,460
                                                               2003        0.958             1.232               5,654
                                                               2002        1.000             0.958                   -

   Federated High Yield Portfolio (5/00)                       2005        1.303             1.309               8,508
                                                               2004        1.204             1.303               8,508

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT       OUTSTANDING AT
                       PORTFOLIO NAME                           YEAR       YEAR          END OF YEAR         END OF YEAR
----------------------------------------------------------      ----   -------------    -------------      ---------------
   Federated High Yield Portfolio  (continued)                  2003       1.003             1.204               8,508
                                                                2002       1.000             1.003                   -

   Federated Stock Portfolio (5/00)                             2005       1.325             1.368                   -
                                                                2004       1.223             1.325                   -
                                                                2003       0.978             1.223                   -
                                                                2002       1.000             0.978                   -

   Large Cap Portfolio (11/99)                                  2005       1.233             1.314              20,495
                                                                2004       1.181             1.233               4,359
                                                                2003       0.967             1.181               2,910
                                                                2002       1.000             0.967                   -

   Managed Allocation Series: Aggressive Portfolio (6/05)       2005       1.000             1.075                   -

   Managed Allocation Series: Conservative Portfolio (8/05)     2005       1.021             1.028                   -

   Managed Allocation Series: Moderate Portfolio (6/05)         2005       1.002             1.044                   -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                       2005       1.000             1.062                   -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (5/05)                                             2005       1.000             1.035                   -

   Mercury Large Cap Core Portfolio (8/00)                      2005       1.313             1.442               2,699
                                                                2004       1.156             1.313                   -
                                                                2003       0.973             1.156                   -
                                                                2002       1.000             0.973                   -

   MFS Emerging Growth Portfolio (4/00)                         2005       1.358             1.317                   -
                                                                2004       1.229             1.358               4,075
                                                                2003       0.971             1.229               4,077
                                                                2002       1.000             0.971                   -

   MFS Mid Cap Growth Portfolio (5/00)                          2005       1.463             1.478             119,921
                                                                2004       1.308             1.463                   -
                                                                2003       0.974             1.308                   -
                                                                2002       1.000             0.974                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                       NUMBER OF UNITS
                                                                      BEGINNING OF     UNIT VALUE AT       OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR          END OF YEAR         END OF YEAR
----------------------------------------------------------     ----   -------------    -------------      ---------------
   MFS Total Return Portfolio (6/00)                           2005        1.230             1.242             124,916
                                                               2004        1.126             1.230             121,385
                                                               2003        0.986             1.126              75,188
                                                               2002        1.000             0.986                   -

   MFS Value Portfolio (5/04)                                  2005        1.118             1.166             244,454
                                                               2004        1.000             1.118                   -

   Mondrian International Stock Portfolio (5/00)               2005        1.432             1.537                   -
                                                               2004        1.262             1.432                   -
                                                               2003        1.001             1.262                   -
                                                               2002        1.000             1.001                   -

   Pioneer Fund Portfolio (5/03)                               2005        1.320             1.372                   -
                                                               2004        1.212             1.320                   -
                                                               2003        1.000             1.212                   -

   Pioneer Mid Cap Value Portfolio (6/05)                      2005        1.019             1.060                   -

   Pioneer Strategic Income Portfolio (5/00)                   2005        1.285             1.306               1,456
                                                               2004        1.181             1.285                   -
                                                               2003        1.008             1.181                   -
                                                               2002        1.000             1.008                   -

   Strategic Equity Portfolio (11/99)                          2005        1.361             1.361                   -
                                                               2004        1.260             1.361                   -
                                                               2003        0.969             1.260                   -
                                                               2002        1.000             0.969                   -

   Style Focus Series: Small Cap Growth Portfolio (5/05)       2005        1.000             1.133                   -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        0.987             1.105                   -

   Travelers Quality Bond Portfolio (5/00)                     2005        1.077             1.073               3,356
                                                               2004        1.063             1.077               3,363
                                                               2003        1.014             1.063               2,115
                                                               2002        1.000             1.014                   -

   U.S. Government Securities Portfolio (5/04)                 2005        1.048             1.072                   -
                                                               2004        1.000             1.048                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                       NUMBER OF UNITS
                                                                      BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR          END OF YEAR         END OF YEAR
-----------------------------------------------------------    ----   -------------    -------------      ---------------
Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.989            0.993                    -
                                                               2004        0.998            0.989                    -
                                                               2003        1.000            0.998                    -

   Social Awareness Stock Portfolio (5/04)                     2005        1.079            1.104                    -
                                                               2004        1.000            1.079                    -

Van Kampen Life Investment Trust

   Comstock Portfolio - Class II Shares (5/01)                 2005        1.438            1.467                7,146
                                                               2004        1.249            1.438                7,648
                                                               2003        0.974            1.249                8,465
                                                               2002        1.000            0.974                    -

   Enterprise Portfolio - Class II Shares (5/01)               2005        1.211            1.280                    -
                                                               2004        1.190            1.211                    -
                                                               2003        0.966            1.190                    -
                                                               2002        1.000            0.966                    -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class 2 (5/00)             2005        1.406            1.607               13,005
                                                               2004        1.245            1.406               13,010
                                                               2003        0.991            1.245               11,624
                                                               2002        1.000            0.991                    -

   Dynamic Capital Appreciation Portfolio - Service Class 2
   (5/01)                                                      2005        1.159            1.371                    -
                                                               2004        1.167            1.159                    -
                                                               2003        0.953            1.167                    -
                                                               2002        1.000            0.953                    -

   Mid Cap Portfolio - Service Class 2 (5/01)                  2005        1.633            1.889               40,951
                                                               2004        1.336            1.633               40,964
                                                               2003        0.986            1.336               27,832
                                                               2002        1.000            0.986                    -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 2.05%

                                                                      UNIT VALUE AT                       NUMBER OF UNITS
                                                                      BEGINNING OF     UNIT VALUE AT       OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR       YEAR          END OF YEAR         END OF YEAR
-----------------------------------------------------------    ----   -------------    -------------      ---------------
   Capital Appreciation Fund (5/00)                            2005        1.341             1.553              15,582
                                                               2004        1.145             1.341                   -
                                                               2003        1.000             1.145                   -

   High Yield Bond Trust (5/04)                                2005        1.065             1.057                   -
                                                               2004        1.000             1.065                   -

   Managed Assets Trust (5/04)                                 2005        1.073             1.092                   -
                                                               2004        1.000             1.073                   -

   Money Market Portfolio (2/98)                               2005        0.984             0.992                   -
                                                               2004        0.995             0.984                   -
                                                               2003        1.000             0.995                   -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        1.152             1.193                   -
                                                               2004        1.112             1.152                   -
                                                               2003        1.000             1.112                   -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                     2005        1.160             1.305             241,007
                                                               2004        1.093             1.160                   -
                                                               2003        1.000             1.093                   -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                 2005        1.320             1.476           1,571,889
                                                               2004        1.188             1.320             418,416
                                                               2003        1.000             1.188              12,571

   Growth Fund - Class 2 Shares (12/99)                        2005        1.266             1.442           5,816,470
                                                               2004        1.149             1.266           1,448,922
                                                               2003        1.000             1.149               2,496

   Growth-Income Fund - Class 2 Shares (3/00)                  2005        1.240             1.286           7,302,980
                                                               2004        1.147             1.240           1,766,970
                                                               2003        1.000             1.147              98,693

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT       OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR         END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------      ---------------
Credit Suisse Trust
   Credit Suisse Trust Emerging Markets Portfolio (5/00)       2005        1.497             1.877                   -
                                                               2004        1.223             1.497                   -
                                                               2003        1.000             1.223                   -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)            2005        1.471             1.545              18,462
                                                               2004        1.143             1.471                   -
                                                               2003        1.000             1.143                   -

Dreyfus Variable Investment Fund
   Dreyfus VIF - Appreciation Portfolio - Initial Shares
   (5/00)                                                      2005        1.145             1.171                   -
                                                               2004        1.112             1.145                   -
                                                               2003        1.000             1.112                   -

   Dreyfus VIF - Developing Leaders Portfolio - Initial
   Shares (5/00)                                               2005        1.253             1.299                   -
                                                               2004        1.148             1.253                   -
                                                               2003        1.000             1.148                   -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.201             1.297              73,812
                                                               2004        1.074             1.201                   -
                                                               2003        1.000             1.074                   -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.199             1.294             388,532
                                                               2004        1.067             1.199               2,234
                                                               2003        1.000             1.067                   -

Franklin Templeton Variable Insurance Products Trust
   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.233             1.336           1,148,738
                                                               2004        1.117             1.233             362,129
                                                               2003        1.000             1.117              33,112

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF      UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR           END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----   -------------    -------------      ---------------
   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.543              1.927            665,125
                                                               2004        1.263              1.543             60,640
                                                               2003        1.000              1.263                  -

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)   2005        1.365              1.474          1,468,418
                                                               2004        1.176              1.365            334,841
                                                               2003        1.000              1.176                  -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.320              1.408            839,302
                                                               2004        1.161              1.320            186,548
                                                               2003        1.000              1.161                  -

Greenwich Street Series Fund
   Equity Index Portfolio - Class II Shares (2/01)             2005        1.220              1.246            421,906
                                                               2004        1.130              1.220            138,787
                                                               2003        1.000              1.130             46,185

   Salomon Brothers Variable Aggressive Growth Fund - Class
   I Shares (5/02)                                             2005        1.224              1.318                  -
                                                               2004        1.145              1.224                  -
                                                               2003        1.000              1.145                  -

   Salomon Brothers Variable Growth & Income Fund - Class I
   Shares (5/02)                                               2005        1.195              1.213                  -
                                                               2004        1.125              1.195                  -
                                                               2003        1.000              1.125                  -

Janus Aspen Series
   Balanced Portfolio - Service Shares (5/00)                  2005        1.142              1.205                  -
                                                               2004        1.077              1.142                  -
                                                               2003        1.000              1.077                  -

   Global Life Sciences Portfolio - Service Shares (5/00)      2005        1.250              1.376                  -
                                                               2004        1.117              1.250                  -
                                                               2003        1.000              1.117                  -

   Global Technology Portfolio - Service Shares (5/00)         2005        1.182              1.291                  -
                                                               2004        1.199              1.182                  -
                                                               2003        1.000              1.199                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT       OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR         END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------      ---------------
   Worldwide Growth Portfolio - Service Shares (5/00)          2005        1.169             1.209                   -
                                                               2004        1.142             1.169                   -
                                                               2003        1.000             1.142                   -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.320             1.345             318,467
                                                               2004        1.173             1.320              55,847
                                                               2003        1.000             1.173                   -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.259             1.273             640,552
                                                               2004        1.140             1.259             215,528
                                                               2003        1.000             1.140                   -

   Mid-Cap Value Portfolio (5/03)                              2005        1.405             1.490             911,562
                                                               2004        1.156             1.405             195,242
                                                               2003        1.000             1.156                   -

Oppenheimer Variable Account Funds
   Oppenheimer Main Street Fund/VA - Service Shares (5/04)     2005        1.069             1.108                   -
                                                               2004        1.000             1.069                   -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.116             1.116           1,721,354
                                                               2004        1.046             1.116             321,614
                                                               2003        1.000             1.046                   -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.053             1.057           3,359,573
                                                               2004        1.025             1.053             692,716
                                                               2003        1.000             1.025              79,184

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.187             1.247                   -
                                                               2004        1.126             1.187                   -
                                                               2003        1.000             1.126                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                        NUMBER OF UNITS
                                                                       BEGINNING OF      UNIT VALUE AT       OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR           END OF YEAR         END OF YEAR
-----------------------------------------------------------    ----    -------------     -------------      ---------------
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.344              1.477                  -
                                                               2004        1.180              1.344                  -
                                                               2003        1.000              1.180                  -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.529              1.603            203,460
                                                               2004        1.236              1.529             26,473
                                                               2003        1.000              1.236                  -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                               2005        1.242              1.266             47,544
                                                               2004        1.170              1.242             47,407
                                                               2003        1.000              1.170                  -

   Investors Fund - Class I (5/01)                             2005        1.240              1.295             30,398
                                                               2004        1.147              1.240                866
                                                               2003        1.000              1.147                  -

   Large Cap Growth Fund - Class I (5/02)                      2005        1.145              1.180                  -
                                                               2004        1.162              1.145                  -
                                                               2003        1.000              1.162                  -

   Small Cap Growth Fund - Class I (3/01)                      2005        1.395              1.433             87,329
                                                               2004        1.237              1.395             25,125
                                                               2003        1.000              1.237                  -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.186              1.264            197,321
                                                               2004        1.137              1.186             11,931
                                                               2003        1.000              1.137                  -

   Convertible Securities Portfolio (5/00)                     2005        1.149              1.130                  -
                                                               2004        1.103              1.149                  -
                                                               2003        1.000              1.103                  -

   Disciplined Mid Cap Stock Portfolio (5/00)                  2005        1.337              1.473                  -
                                                               2004        1.172              1.337                  -
                                                               2003        1.000              1.172                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT       OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR         END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------      ---------------
   Equity Income Portfolio (4/00)                              2005        1.219             1.248             597,391
                                                               2004        1.133             1.219              63,101
                                                               2003        1.000             1.133              21,231

   Federated High Yield Portfolio (5/00)                       2005        1.180             1.185                   -
                                                               2004        1.091             1.180                   -
                                                               2003        1.000             1.091                   -

   Federated Stock Portfolio (5/00)                            2005        1.241             1.281                   -
                                                               2004        1.146             1.241                   -
                                                               2003        1.000             1.146                   -

   Large Cap Portfolio (11/99)                                 2005        1.172             1.249              44,437
                                                               2004        1.123             1.172              14,345
                                                               2003        1.000             1.123                   -

   Managed Allocation Series: Aggressive Portfolio (6/05)      2005        1.000             1.074               4,241

   Managed Allocation Series: Conservative Portfolio (8/05)    2005        1.021             1.028                   -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.002             1.043             598,255

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000             1.062             914,988

   Managed Allocation Series: Moderate-Conservative
   Portfolio (5/05)                                            2005        1.000             1.035             117,413

   Mercury Large Cap Core Portfolio (8/00)                     2005        1.237             1.358              95,543
                                                               2004        1.090             1.237              10,421
                                                               2003        1.000             1.090               1,812

   MFS Emerging Growth Portfolio (4/00)                        2005        1.221             1.184                   -
                                                               2004        1.106             1.221              18,394
                                                               2003        1.000             1.106                   -

   MFS Mid Cap Growth Portfolio (5/00)                         2005        1.265             1.278              44,347
                                                               2004        1.132             1.265                   -
                                                               2003        1.000             1.132                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT       OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR         END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------      ---------------
   MFS Total Return Portfolio (6/00)                           2005        1.178             1.188           2,684,475
                                                               2004        1.079             1.178             984,342
                                                               2003        1.000             1.079              69,945

   MFS Value Portfolio (5/04)                                  2005        1.117             1.165             914,698
                                                               2004        1.000             1.117             116,014

   Mondrian International Stock Portfolio (5/00)               2005        1.314             1.410             514,753
                                                               2004        1.159             1.314             113,964
                                                               2003        1.000             1.159                   -

   Pioneer Fund Portfolio (5/03)                               2005        1.227             1.274             168,161
                                                               2004        1.127             1.227              90,074
                                                               2003        1.000             1.127              13,260

   Pioneer Mid Cap Value Portfolio (6/05)                      2005        1.019             1.059              37,255

   Pioneer Strategic Income Portfolio (5/00)                   2005        1.173             1.191             848,537
                                                               2004        1.079             1.173             288,907
                                                               2003        1.000             1.079                   -

   Strategic Equity Portfolio (11/99)                          2005        1.206             1.206                   -
                                                               2004        1.117             1.206                   -
                                                               2003        1.000             1.117                   -

   Style Focus Series: Small Cap Growth Portfolio (5/05)       2005        1.000             1.133              34,973

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        0.987             1.105              31,332

   Travelers Quality Bond Portfolio (5/00)                     2005        1.037             1.032                   -
                                                               2004        1.024             1.037                   -
                                                               2003        1.000             1.024                   -

   U.S. Government Securities Portfolio (5/04)                 2005        1.048             1.071                   -
                                                               2004        1.000             1.048                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF      UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR           END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------     -------------     ---------------
Travelers Series Fund Inc.

   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.989              0.991            611,166
                                                               2004        0.997              0.989             41,912
                                                               2003        1.000              0.997             13,532

   Social Awareness Stock Portfolio (5/04)                     2005        1.078              1.103                  -
                                                               2004        1.000              1.078                  -

Van Kampen Life Investment Trust
   Comstock Portfolio - Class II Shares (5/01)                 2005        1.307              1.333                  -
                                                               2004        1.136              1.307                  -
                                                               2003        1.000              1.136                  -

   Enterprise Portfolio - Class II Shares (5/01)               2005        1.152              1.218                  -
                                                               2004        1.133              1.152                  -
                                                               2003        1.000              1.133                  -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class 2 (5/00)             2005        1.287              1.471                  -
                                                               2004        1.141              1.287                  -
                                                               2003        1.000              1.141                  -

   Dynamic Capital Appreciation Portfolio - Service Class 2
   (5/01)                                                      2005        1.097              1.297                  -
                                                               2004        1.105              1.097                  -
                                                               2003        1.000              1.105                  -

   Mid Cap Portfolio - Service Class 2 (5/01)                  2005        1.463              1.692            753,845
                                                               2004        1.198              1.463            122,159
                                                               2003        1.000              1.198              1,675

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 2.10%

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF      UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR           END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------     -------------     ---------------
   Capital Appreciation Fund (5/00)                            2005        1.340              1.551                 -
                                                               2004        1.145              1.340                 -
                                                               2003        1.000              1.145                 -

   High Yield Bond Trust (5/04)                                2005        1.065              1.057                 -
                                                               2004        1.000              1.065                 -

   Managed Assets Trust (5/04)                                 2005        1.073              1.091                 -
                                                               2004        1.000              1.073                 -

   Money Market Portfolio (2/98)                               2005        0.984              0.991                 -
                                                               2004        0.994              0.984                 -
                                                               2003        1.000              0.994                 -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        1.152              1.191                 -
                                                               2004        1.112              1.152                 -
                                                               2003        1.000              1.112                 -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                     2005        1.159              1.304                 -
                                                               2004        1.093              1.159                 -
                                                               2003        1.000              1.093                 -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                 2005        1.319              1.474            31,243
                                                               2004        1.187              1.319            14,907
                                                               2003        1.000              1.187                 -

   Growth Fund - Class 2 Shares (12/99)                        2005        1.266              1.440            17,786
                                                               2004        1.149              1.266             5,032
                                                               2003        1.000              1.149                 -

   Growth-Income Fund - Class 2 Shares (3/00)                  2005        1.239              1.284            48,714
                                                               2004        1.147              1.239            22,820
                                                               2003        1.000              1.147                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF      UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR           END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------     -------------     ---------------
Credit Suisse Trust
   Credit Suisse Trust Emerging Markets Portfolio (5/00)       2005        1.496              1.875                  -
                                                               2004        1.223              1.496                  -
                                                               2003        1.000              1.223                  -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)            2005        1.470              1.543                  -
                                                               2004        1.143              1.470                  -
                                                               2003        1.000              1.143                  -

Dreyfus Variable Investment Fund
   Dreyfus VIF - Appreciation Portfolio - Initial Shares
   (5/00)                                                      2005        1.144              1.169                  -
                                                               2004        1.112              1.144                  -
                                                               2003        1.000              1.112                  -

   Dreyfus VIF - Developing Leaders Portfolio - Initial
   Shares (5/00)                                               2005        1.252              1.297                  -
                                                               2004        1.148              1.252                  -
                                                               2003        1.000              1.148                  -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.201              1.295                  -
                                                               2004        1.074              1.201                  -
                                                               2003        1.000              1.074                  -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.199              1.293                  -
                                                               2004        1.067              1.199                  -
                                                               2003        1.000              1.067                  -

Franklin Templeton Variable Insurance Products Trust
   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.232              1.334              3,067
                                                               2004        1.117              1.232                  -
                                                               2003        1.000              1.117                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT       OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR         END OF YEAR
-----------------------------------------------------------    ----    -------------     -------------     ---------------
   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.542             1.924              13,893
                                                               2004        1.263             1.542              10,047
                                                               2003        1.000             1.263                   -

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)   2005        1.364             1.472              13,723
                                                               2004        1.175             1.364               7,082
                                                               2003        1.000             1.175                   -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.319             1.406                   -
                                                               2004        1.161             1.319                   -
                                                               2003        1.000             1.161                   -

Greenwich Street Series Fund
   Equity Index Portfolio - Class II Shares (2/01)             2005        1.219             1.245                   -
                                                               2004        1.130             1.219                   -
                                                               2003        1.000             1.130                   -

   Salomon Brothers Variable Aggressive Growth Fund - Class
   I Shares (5/02)                                             2005        1.223             1.316                   -
                                                               2004        1.145             1.223                   -
                                                               2003        1.000             1.145                   -

   Salomon Brothers Variable Growth & Income Fund - Class I
   Shares (5/02)                                               2005        1.194             1.212                   -
                                                               2004        1.125             1.194                   -
                                                               2003        1.000             1.125                   -

Janus Aspen Series
   Balanced Portfolio - Service Shares (5/00)                  2005        1.142             1.204                   -
                                                               2004        1.077             1.142                   -
                                                               2003        1.000             1.077                   -

   Global Life Sciences Portfolio - Service Shares (5/00)      2005        1.249             1.374                   -
                                                               2004        1.117             1.249                   -
                                                               2003        1.000             1.117                   -

   Global Technology Portfolio - Service Shares (5/00)         2005        1.181             1.290                   -
                                                               2004        1.199             1.181                   -
                                                               2003        1.000             1.199                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT       OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR         END OF YEAR
-----------------------------------------------------------    ----    -------------     -------------     ---------------
   Worldwide Growth Portfolio - Service Shares (5/00)          2005        1.168             1.208                       -
                                                               2004        1.141             1.168                   -
                                                               2003        1.000             1.141                   -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.320             1.344                   -
                                                               2004        1.173             1.320                   -
                                                               2003        1.000             1.173                   -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.258             1.272                   -
                                                               2004        1.140             1.258                   -
                                                               2003        1.000             1.140                   -

   Mid-Cap Value Portfolio (5/03)                              2005        1.404             1.488              16,134
                                                               2004        1.156             1.404               6,909
                                                               2003        1.000             1.156                   -

Oppenheimer Variable Account Funds
   Oppenheimer Main Street Fund/VA - Service Shares (5/04)     2005        1.069             1.107                   -
                                                               2004        1.000             1.069                   -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.115             1.115              15,721
                                                               2004        1.046             1.115              15,726
                                                               2003        1.000             1.046                   -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.052             1.056               2,887
                                                               2004        1.024             1.052                   -
                                                               2003        1.000             1.024                   -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.186             1.246                   -
                                                               2004        1.126             1.186                   -
                                                               2003        1.000             1.126                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT       OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR         END OF YEAR
-----------------------------------------------------------    ----    -------------     -------------     ---------------
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.343             1.475                   -
                                                               2004        1.180             1.343                   -
                                                               2003        1.000             1.180                   -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.528             1.601               8,267
                                                               2004        1.236             1.528               4,239
                                                               2003        1.000             1.236                   -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                               2005        1.241             1.264                   -
                                                               2004        1.170             1.241                   -
                                                               2003        1.000             1.170                   -

   Investors Fund - Class I (5/01)                             2005        1.240             1.293                   -
                                                               2004        1.147             1.240                   -
                                                               2003        1.000             1.147                   -

   Large Cap Growth Fund - Class I (5/02)                      2005        1.144             1.179                   -
                                                               2004        1.162             1.144                   -
                                                               2003        1.000             1.162                   -

   Small Cap Growth Fund - Class I (3/01)                      2005        1.394             1.432               9,176
                                                               2004        1.236             1.394               4,623
                                                               2003        1.000             1.236                   -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.185             1.262                   -
                                                               2004        1.136             1.185                   -
                                                               2003        1.000             1.136                   -

   Convertible Securities Portfolio (5/00)                     2005        1.148             1.128                   -
                                                               2004        1.103             1.148                   -
                                                               2003        1.000             1.103                   -

   Disciplined Mid Cap Stock Portfolio (5/00)                  2005        1.336             1.471                   -
                                                               2004        1.172             1.336                   -
                                                               2003        1.000             1.172                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------     -------------    ---------------
   Equity Income Portfolio (4/00)                              2005        1.218            1.246                   -
                                                               2004        1.132            1.218                   -
                                                               2003        1.000            1.132                   -

   Federated High Yield Portfolio (5/00)                       2005        1.179            1.184                   -
                                                               2004        1.091            1.179                   -
                                                               2003        1.000            1.091                   -

   Federated Stock Portfolio (5/00)                            2005        1.241            1.279                   -
                                                               2004        1.146            1.241                   -
                                                               2003        1.000            1.146                   -

   Large Cap Portfolio (11/99)                                 2005        1.172            1.247                   -
                                                               2004        1.123            1.172                   -
                                                               2003        1.000            1.123                   -

   Managed Allocation Series: Aggressive Portfolio (6/05)      2005        1.000            1.074                   -

   Managed Allocation Series: Conservative Portfolio (8/05)    2005        1.021            1.027                   -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.002            1.043                   -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000            1.062                   -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (5/05)                                            2005        1.000            1.034                   -

   Mercury Large Cap Core Portfolio (8/00)                     2005        1.236            1.357                   -
                                                               2004        1.090            1.236                   -
                                                               2003        1.000            1.090                   -

   MFS Emerging Growth Portfolio (4/00)                        2005        1.220            1.183                   -
                                                               2004        1.105            1.220                   -
                                                               2003        1.000            1.105                   -

   MFS Mid Cap Growth Portfolio (5/00)                         2005        1.264            1.276                   -
                                                               2004        1.132            1.264                   -
                                                               2003        1.000            1.132                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT       OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR         END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------      ---------------
   MFS Total Return Portfolio (6/00)                           2005        1.177             1.187               3,398
                                                               2004        1.078             1.177                   -
                                                               2003        1.000             1.078                   -

   MFS Value Portfolio (5/04)                                  2005        1.117             1.164                   -
                                                               2004        1.000             1.117                   -

   Mondrian International Stock Portfolio (5/00)               2005        1.313             1.408                   -
                                                               2004        1.158             1.313                   -
                                                               2003        1.000             1.158                   -

   Pioneer Fund Portfolio (5/03)                               2005        1.226             1.273                   -
                                                               2004        1.127             1.226                   -
                                                               2003        1.000             1.127                   -

   Pioneer Mid Cap Value Portfolio (6/05)                      2005        1.019             1.059                   -

   Pioneer Strategic Income Portfolio (5/00)                   2005        1.172             1.190               1,813
                                                               2004        1.079             1.172                   -
                                                               2003        1.000             1.079                   -

   Strategic Equity Portfolio (11/99)                          2005        1.205             1.204                   -
                                                               2004        1.116             1.205                   -
                                                               2003        1.000             1.116                   -

   Style Focus Series: Small Cap Growth Portfolio (5/05)       2005        1.000             1.132                   -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        0.986             1.105                   -

   Travelers Quality Bond Portfolio (5/00)                     2005        1.036             1.031                   -
                                                               2004        1.024             1.036                   -
                                                               2003        1.000             1.024                   -

   U.S. Government Securities Portfolio (5/04)                 2005        1.047             1.070                   -
                                                               2004        1.000             1.047                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT       OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR         END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------      ---------------
Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.988             0.990               7,492
                                                               2004        0.997             0.988               4,396
                                                               2003        1.000             0.997                   -

   Social Awareness Stock Portfolio (5/04)                     2005        1.078             1.102                   -
                                                               2004        1.000             1.078                   -

Van Kampen Life Investment Trust
   Comstock Portfolio - Class II Shares (5/01)                 2005        1.306             1.332                   -
                                                               2004        1.136             1.306                   -
                                                               2003        1.000             1.136                   -

   Enterprise Portfolio - Class II Shares (5/01)               2005        1.151             1.216                   -
                                                               2004        1.133             1.151                   -
                                                               2003        1.000             1.133                   -

Variable Insurance Products Fund
   Contrafund<< Portfolio - Service Class 2 (5/00)             2005        1.286             1.469                   -
                                                               2004        1.141             1.286                   -
                                                               2003        1.000             1.141                   -

   Dynamic Capital Appreciation Portfolio - Service Class 2
   (5/01)                                                      2005        1.096             1.295                   -
                                                               2004        1.105             1.096                   -
                                                               2003        1.000             1.105                   -

   Mid Cap Portfolio - Service Class 2 (5/01)                  2005        1.462             1.690               2,304
                                                               2004        1.198             1.462                   -
                                                               2003        1.000             1.198                   -

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                       SEPARATE ACCOUNT CHARGES 2.20% (B)

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Capital Appreciation Fund (5/00)                            2005        1.384            1.600                   -
                                                               2004        1.183            1.384                   -
                                                               2003        0.968            1.183                   -
                                                               2002        1.000            0.968                   -

   High Yield Bond Trust (5/04)                                2005        1.064            1.055                   -
                                                               2004        1.000            1.064                   -

   Managed Assets Trust (5/04)                                 2005        1.072            1.089                   -
                                                               2004        1.000            1.072                   -

   Money Market Portfolio (2/98)                               2005        0.974            0.980                   -
                                                               2004        0.985            0.974                   -
                                                               2003        0.999            0.985                   -
                                                               2002        1.000            0.999                   -

AIM Variable Insurance Funds
   AIM V.I. Premier Equity Fund - Series I (5/01)              2005        1.219            1.260                   -
                                                               2004        1.178            1.219                   -
                                                               2003        0.963            1.178                   -
                                                               2002        1.000            0.963                   -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                     2005        1.212            1.362                   -
                                                               2004        1.144            1.212                   -
                                                               2003        0.948            1.144                   -
                                                               2002        1.000            0.948                   -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                 2005        1.446            1.614              67,669
                                                               2004        1.303            1.446               9,897
                                                               2003        0.984            1.303                   -
                                                               2002        1.000            0.984                   -

   Growth Fund - Class 2 Shares (12/99)                        2005        1.415            1.608             214,682
                                                               2004        1.285            1.415              76,812

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   Growth Fund - Class 2 Shares  (continued)                   2003        0.960            1.285                   -
                                                               2002        1.000            0.960                   -

   Growth-Income Fund - Class 2 Shares (3/00)                  2005        1.358            1.406             103,828
                                                               2004        1.258            1.358              46,024
                                                               2003        0.971            1.258                   -
                                                               2002        1.000            0.971                   -

Credit Suisse Trust
   Credit Suisse Trust Emerging Markets Portfolio (5/00)       2005        1.677            2.100                   -
                                                               2004        1.373            1.677                   -
                                                               2003        0.982            1.373                   -
                                                               2002        1.000            0.982                   -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)            2005        1.694            1.776                   -
                                                               2004        1.318            1.694                   -
                                                               2003        1.005            1.318                   -
                                                               2002        1.000            1.005                   -

Dreyfus Variable Investment Fund
   Dreyfus VIF - Appreciation Portfolio - Initial Shares
   (5/00)                                                      2005        1.183            1.208                   -
                                                               2004        1.151            1.183                   -
                                                               2003        0.971            1.151                   -
                                                               2002        1.000            0.971                   -

   Dreyfus VIF - Developing Leaders Portfolio - Initial
   Shares (5/00)                                               2005        1.370            1.418                   -
                                                               2004        1.258            1.370                   -
                                                               2003        0.976            1.258                   -
                                                               2002        1.000            0.976                   -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.199            1.293                   -
                                                               2004        1.073            1.199                   -
                                                               2003        1.000            1.073                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT       OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR         END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------      ---------------
   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.197             1.290              19,251
                                                               2004        1.067             1.197                   -
                                                               2003        1.000             1.067                   -

Franklin Templeton Variable Insurance Products Trust
   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.341             1.450              26,983
                                                               2004        1.217             1.341                   -
                                                               2003        0.994             1.217                   -
                                                               2002        1.000             0.994                   -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.757             2.190              60,556
                                                               2004        1.440             1.757               6,217
                                                               2003        1.000             1.440                   -

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)   2005        1.483             1.598              85,320
                                                               2004        1.279             1.483               7,327
                                                               2003        0.989             1.279                   -
                                                               2002        1.000             0.989                   -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.433             1.526               5,708
                                                               2004        1.262             1.433                   -
                                                               2003        0.976             1.262                   -
                                                               2002        1.000             0.976                   -

Greenwich Street Series Fund
   Equity Index Portfolio - Class II Shares (2/01)             2005        1.303             1.329                   -
                                                               2004        1.208             1.303                   -
                                                               2003        0.967             1.208                   -
                                                               2002        1.000             0.967                   -

   Salomon Brothers Variable Aggressive Growth Fund - Class
   I Shares (5/02)                                             2005        1.388             1.493                   -
                                                               2004        1.301             1.388                   -
                                                               2003        0.949             1.301                   -
                                                               2002        1.000             0.949                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT       OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR         END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------      ---------------
   Salomon Brothers Variable Growth & Income Fund - Class I
   Shares (5/02)                                               2005        1.306             1.324                   -
                                                               2004        1.231             1.306                   -
                                                               2003        0.967             1.231                   -
                                                               2002        1.000             0.967                   -

Janus Aspen Series
   Balanced Portfolio - Service Shares (5/00)                  2005        1.172             1.234                   -
                                                               2004        1.106             1.172                   -
                                                               2003        0.994             1.106                   -
                                                               2002        1.000             0.994                   -

   Global Life Sciences Portfolio - Service Shares (5/00)      2005        1.363             1.498                   -
                                                               2004        1.220             1.363                   -
                                                               2003        0.988             1.220                   -
                                                               2002        1.000             0.988                   -

   Global Technology Portfolio - Service Shares (5/00)         2005        1.331             1.453                   -
                                                               2004        1.353             1.331                   -
                                                               2003        0.944             1.353                   -
                                                               2002        1.000             0.944                   -

   Worldwide Growth Portfolio - Service Shares (5/00)          2005        1.212             1.252                   -
                                                               2004        1.185             1.212                   -
                                                               2003        0.980             1.185                   -
                                                               2002        1.000             0.980                   -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.493             1.519                   -
                                                               2004        1.329             1.493                   -
                                                               2003        1.000             1.329                   -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.364             1.378              38,601
                                                               2004        1.238             1.364               3,941
                                                               2003        1.000             1.238                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF      UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR           END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------      ---------------
   Mid-Cap Value Portfolio (5/03)                              2005        1.520              1.610             69,714
                                                               2004        1.253              1.520             11,391
                                                               2003        1.000              1.253                  -

Oppenheimer Variable Account Funds
   Oppenheimer Main Street Fund/VA - Service Shares (5/04)     2005        1.068              1.105                  -
                                                               2004        1.000              1.068                  -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.110              1.109            325,632
                                                               2004        1.042              1.110            237,615
                                                               2003        1.000              1.042             27,845

   Total Return Portfolio - Administrative Class (5/01)        2005        1.067              1.069             57,561
                                                               2004        1.040              1.067              1,618
                                                               2003        1.012              1.040                  -
                                                               2002        1.000              1.012                  -

Putnam Variable Trust
   Putnam VT Discovery Growth Fund - Class IB Shares (5/01)    2005        1.302              1.366                  -
                                                               2004        1.237              1.302                  -
                                                               2003        0.958              1.237                  -
                                                               2002        1.000              0.958                  -

   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.421              1.560                  -
                                                               2004        1.250              1.421                  -
                                                               2003        0.994              1.250                  -
                                                               2002        1.000              0.994                  -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.765              1.848             23,633
                                                               2004        1.430              1.765              9,211
                                                               2003        0.977              1.430                  -
                                                               2002        1.000              0.977                  -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                               2005        1.383              1.408                  -
                                                               2004        1.305              1.383                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------     ---------------
   All Cap Fund - Class I  (continued)                         2003        0.960           1.305                   -
                                                               2002        1.000           0.960                   -

   Investors Fund - Class I (5/01)                             2005        1.340           1.396                   -
                                                               2004        1.241           1.340                   -
                                                               2003        0.958           1.241                   -
                                                               2002        1.000           0.958                   -

   Large Cap Growth Fund - Class I (5/02)                      2005        1.336           1.375                   -
                                                               2004        1.358           1.336                   -
                                                               2003        0.961           1.358                   -
                                                               2002        1.000           0.961                   -

   Small Cap Growth Fund - Class I (3/01)                      2005        1.591           1.632                   -
                                                               2004        1.412           1.591                   -
                                                               2003        0.970           1.412                   -
                                                               2002        1.000           0.970                   -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.274           1.355              19,700
                                                               2004        1.223           1.274              19,700
                                                               2003        0.967           1.223                   -
                                                               2002        1.000           0.967                   -

   Convertible Securities Portfolio (5/00)                     2005        1.278           1.255                   -
                                                               2004        1.230           1.278                   -
                                                               2003        0.995           1.230                   -
                                                               2002        1.000           0.995                   -

   Disciplined Mid Cap Stock Portfolio (5/00)                  2005        1.456           1.602                   -
                                                               2004        1.278           1.456                   -
                                                               2003        0.977           1.278                   -
                                                               2002        1.000           0.977                   -

   Equity Income Portfolio (4/00)                              2005        1.322           1.351              49,399
                                                               2004        1.230           1.322                   -
                                                               2003        0.958           1.230                   -
                                                               2002        1.000           0.958                   -

   Federated High Yield Portfolio (5/00)                       2005        1.297           1.302                   -
                                                               2004        1.201           1.297                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                       NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT       OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR         END OF YEAR
-----------------------------------------------------------    ----    -------------    -------------      ---------------
   Federated High Yield Portfolio  (continued)                 2003        1.003              1.201                  -
                                                               2002        1.000              1.003                  -

   Federated Stock Portfolio (5/00)                            2005        1.320              1.360                  -
                                                               2004        1.220              1.320                  -
                                                               2003        0.978              1.220                  -
                                                               2002        1.000              0.978                  -

   Large Cap Portfolio (11/99)                                 2005        1.228              1.306                  -
                                                               2004        1.179              1.228                  -
                                                               2003        0.966              1.179                  -
                                                               2002        1.000              0.966                  -

   Managed Allocation Series: Aggressive Portfolio (6/05)      2005        1.000              1.074                  -

   Managed Allocation Series: Conservative Portfolio (8/05)    2005        1.020              1.027                  -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.002              1.042                  -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000              1.061                  -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (5/05)                                            2005        1.000              1.034                  -

   Mercury Large Cap Core Portfolio (8/00)                     2005        1.308              1.433              8,261
                                                               2004        1.153              1.308              8,261
                                                               2003        0.973              1.153                  -
                                                               2002        1.000              0.973                  -

   MFS Emerging Growth Portfolio (4/00)                        2005        1.353              1.311                  -
                                                               2004        1.227              1.353              7,169
                                                               2003        0.971              1.227                  -
                                                               2002        1.000              0.971                  -

   MFS Mid Cap Growth Portfolio (5/00)                         2005        1.457              1.469              6,707
                                                               2004        1.306              1.457                  -
                                                               2003        0.974              1.306                  -
                                                               2002        1.000              0.974                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                   PORTFOLIO NAME                              YEAR        YEAR         END OF YEAR        END OF YEAR
-------------------------------------------------------        ----    -------------   -------------     ---------------
MFS Total Return Portfolio (6/00)                              2005        1.225           1.234                    -
                                                               2004        1.124           1.225                    -
                                                               2003        0.986           1.124                    -
                                                               2002        1.000           0.986                    -

MFS Value Portfolio (5/04)                                     2005        1.116           1.163                    -
                                                               2004        1.000           1.116                    -

Mondrian International Stock Portfolio (5/00)                  2005        1.426           1.528               24,266
                                                               2004        1.259           1.426               24,269
                                                               2003        1.001           1.259                    -
                                                               2002        1.000           1.001                    -

Pioneer Fund Portfolio (5/03)                                  2005        1.316           1.364                    -
                                                               2004        1.210           1.316                    -
                                                               2003        1.000           1.210                    -

Pioneer Mid Cap Value Portfolio (6/05)                         2005        1.019           1.058                    -

Pioneer Strategic Income Portfolio (5/00)                      2005        1.280           1.298                    -
                                                               2004        1.179           1.280                    -
                                                               2003        1.008           1.179                    -
                                                               2002        1.000           1.008                    -

Strategic Equity Portfolio (11/99)                             2005        1.355           1.353               18,478
                                                               2004        1.257           1.355               18,478
                                                               2003        0.969           1.257                    -
                                                               2002        1.000           0.969                    -

Style Focus Series: Small Cap Growth Portfolio (5/05)          2005        1.000           1.132                    -

Style Focus Series: Small Cap Value Portfolio (5/05)           2005        0.986           1.104                    -

Travelers Quality Bond Portfolio (5/00)                        2005        1.072           1.066                    -
                                                               2004        1.061           1.072                    -
                                                               2003        1.014           1.061                    -
                                                               2002        1.000           1.014                    -

U.S. Government Securities Portfolio (5/04)                    2005        1.047           1.068                    -
                                                               2004        1.000           1.047                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                   PORTFOLIO NAME                              YEAR        YEAR         END OF YEAR        END OF YEAR
-------------------------------------------------------        ----    -------------   -------------     ---------------
Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.987           0.988               21,058
                                                               2004        0.997           0.987                6,036
                                                               2003        1.000           0.997                1,321

   Social Awareness Stock Portfolio (5/04)                     2005        1.077           1.100                    -
                                                               2004        1.000           1.077                    -

Van Kampen Life Investment Trust
   Comstock Portfolio - Class II Shares (5/01)                 2005        1.432           1.458                    -
                                                               2004        1.247           1.432                    -
                                                               2003        0.974           1.247                    -
                                                               2002        1.000           0.974                    -

   Enterprise Portfolio - Class II Shares (5/01)               2005        1.206           1.273                    -
                                                               2004        1.188           1.206                    -
                                                               2003        0.966           1.188                    -
                                                               2002        1.000           0.966                    -

Variable Insurance Products Fund
   Contrafund << Portfolio - Service Class 2 (5/00)            2005        1.400           1.598                    -
                                                               2004        1.243           1.400                    -
                                                               2003        0.991           1.243                    -
                                                               2002        1.000           0.991                    -

   Dynamic Capital Appreciation Portfolio - Service
   Class 2 (5/01)                                              2005        1.154           1.363                    -
                                                               2004        1.165           1.154                    -
                                                               2003        0.953           1.165                    -
                                                               2002        1.000           0.953                    -

   Mid Cap Portfolio - Service Class 2 (5/01)                  2005        1.626           1.878               23,778
                                                               2004        1.334           1.626                    -
                                                               2003        0.986           1.334                    -
                                                               2002        1.000           0.986                    -

                                     NOTES

The date next to each funding option's name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amount allocated to them or were not available as of December 31, 2005.

"Number of Units outstanding at the end of the period" may include units for Contracts Owners in payout phase, where appropriate.

If a accumulate unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Effective 04/18/2005: Lazard International Stock Portfolio changed its name to Mondrian International Stock Portfolio.

Effective 04/18/2005: Merrill Lynch Large Cap Core Portfolio changed its name to Mercury Large Cap Core Portfolio.

Effective 04/18/2005: AllianceBernstein Premier Growth Portfolio - Class B changed its name to AllianceBernstein Large - Cap Growth Portfolio - Class B.

Effective 04/18/2005: Merrill Lynch Value Opportunities V.I. Fund - Class III changed its name to Mercury Value Opportunities V.I. Fund - Class III.

Effective 04/18/2005: Merrill Lynch Global Allocation V.I. Fund - Class III changed its name to Mercury Global Allocation V.I. Fund - Class III.

On 02/25/2005, The Travelers Series Trust: MFS Emerging Growth Portfolio was merged into the Traveler Series Trust: MFS Mid Cap Growth Portfolio, and is no longer available as a funding option.

On 02/25/2005, The AIM Equity Fund, Inc.: AIM Constellation Fund - Class A was replaced by the Travelers Series Trust: AIM Capital Appreciation Portfolio, and is no longer available as a funding option.

On 02/25/2005, The Dreyfus/Laurel Funds, Inc: Dreyfus Disciplined Stock Fund was replaced by the Greenwich Street Series Fund: Equity Index Portfolio - Class II Shares, and is no longer available as a funding option.

On 02/25/2005, The Neuberger Berman Equity Assets: Newberger Berman Guardian Fund Advisor Class was replaced by the American Funds Insurance Series: Growth - Income Fund - Class 2 Shares, and is no longer available as a funding option.

On 02/25/2005, The Greenwich Street Series Funds:Diversified Strategic Income Portfolio was replaced by the Travelers Series Trust: Pioneer Strategic Income Portfolio, and is no longer available as a funding option.

On 02/25/2005, The Smith Barney Equity Funds: Smith Barney Social Awareness Fund
- Class A was replaced by the Travelers Series Fund, Inc: Social Awareness Stock Portfolio, and is no longer available as a funding option.

On 02/25/2005, The Dreyfus A Bonds Plus, Inc: Dreyfus A Bonds Plus, Inc was replaced by the Travelers Series Trust: U.S. Government Securities Portfolio, and is no longer available as a funding option.

AIM Variable Insurance Funds, Inc.: AIM Premier Equity Fund - Series I is no longer available to new contract owners.

Credit Suisse Trust: Emerging Markets Portfolio is no longer available to new contract owners.

Janus Aspen Series: Balanced Portfolio - Service Shares - is no longer available to new contract owners.

Janus Aspen Series: Global Life Sciences Portfolio - Service Share is no longer available to new contract owners.

Janus Aspen Series: World Wide Growth Portfolio - Service Shares is no longer available to new contract holders.

Putnam Variable Trust: Putnam VT Discovery Growth Fund - Class IB Share is no longer available to new contract owners.

Putnam Variable Trust: Putnam VT International Equity Fund - Class IB Shares is no longer available to new contract holders.

Van Kampen Life Investment Trust: Enterprise Portfolio - Class II Shares is no longer available to new contract holders.

AIM V.I. Premier Equity Fund - Series I is no longer available to new contract owners.

Credit Suisse Emerging Markets Portfolio is no longer available to new contract owners.

Fixed Fund is no longer available to new contract owners.

Janus Aspen Balanced Portfolio - Service Shares is no longer available to new contract owners.

Janus Aspen Global Life Sciences Portfolio - Service Shares is no longer available to new contract owners.

                            VINTAGE XTRA -- SERIES II

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.65%

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Capital Appreciation Fund (5/00)                            2005        1.348           1.567               12,756
                                                               2004        1.147           1.348                    -
                                                               2003        1.000           1.147                    -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.227           1.263               70,443
                                                               2004        1.122           1.227               47,564
                                                               2003        1.000           1.122                    -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                     2005        1.167           1.318            126,621
                                                               2004        1.095           1.167            127,017
                                                               2003        1.000           1.095                  -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                 2005        1.328           1.490            414,331
                                                               2004        1.189           1.328            209,668
                                                               2003        1.000           1.189             11,198

   Growth Fund - Class 2 Shares (12/99)                        2005        1.274           1.456          1,448,021
                                                               2004        1.151           1.274            594,397
                                                               2003        1.000           1.151                  -

   Growth-Income Fund - Class 2 Shares (3/00)                  2005        1.247           1.298          1,466,940
                                                               2004        1.149           1.247            707,032
                                                               2003        1.000           1.149             24,831

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)            2005        1.480           1.560             50,289
                                                               2004        1.145           1.480                  -
                                                               2003        1.000           1.145                  -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.207           1.308                  -
                                                               2004        1.074           1.207                  -
                                                               2003        1.000           1.074                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
------------------------------------------------------------   ----    -------------   -------------     ---------------
   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.205           1.305              116,365
                                                               2004        1.067           1.205                    -
                                                               2003        1.000           1.067                    -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.051              157,029

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (4/00)                                               2005        1.310           1.350               80,057
                                                               2004        1.194           1.310               79,792
                                                               2003        1.000           1.194                8,288

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.240           1.348              255,651
                                                               2004        1.119           1.240               93,925
                                                               2003        1.000           1.119                2,394

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.552           1.945              212,727
                                                               2004        1.265           1.552              109,299
                                                               2003        1.000           1.265                7,153

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)   2005        1.373           1.488              687,128
                                                               2004        1.177           1.373              208,807
                                                               2003        1.000           1.177                    -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.327           1.421              169,003
                                                               2004        1.163           1.327               14,468
                                                               2003        1.000           1.163                    -

Greenwich Street Series Fund
   Appreciation Portfolio (4/00)                               2005        1.200           1.231              224,437
                                                               2004        1.121           1.200              135,134
                                                               2003        1.000           1.121               11,777

   Diversified Strategic Income Portfolio (2/01)               2005        1.112           1.122              244,418
                                                               2004        1.059           1.112              165,730
                                                               2003        1.000           1.059                7,260

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
--------------------------------------------------------       ----    -------------   -------------     ---------------
   Equity Index Portfolio - Class II Shares (2/01)             2005        1.227           1.258              263,534
                                                               2004        1.132           1.227              165,512
                                                               2003        1.000           1.132                2,383

   Fundamental Value Portfolio (4/01)                          2005        1.246           1.284              397,176
                                                               2004        1.171           1.246              184,304
                                                               2003        1.000           1.171                    -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.355           1.493               47,414
                                                               2004        1.144           1.355                6,353
                                                               2003        1.000           1.144                    -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.328           1.358              137,803
                                                               2004        1.175           1.328               42,276
                                                               2003        1.000           1.175                    -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.266           1.286              152,335
                                                               2004        1.142           1.266               75,347
                                                               2003        1.000           1.142                    -

   Mid-Cap Value Portfolio (5/03)                              2005        1.413           1.504              477,152
                                                               2004        1.158           1.413              220,095
                                                               2003        1.000           1.158                5,067

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.122           1.127              460,270
                                                               2004        1.048           1.122              152,537
                                                               2003        1.000           1.048                7,307

   Total Return Portfolio - Administrative Class (5/01)        2005        1.059           1.067            1,570,341
                                                               2004        1.026           1.059              184,224
                                                               2003        1.000           1.026                    -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.351           1.491                    -
                                                               2004        1.182           1.351                    -
                                                               2003        1.000           1.182                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.537           1.619              144,056
                                                               2004        1.238           1.537               31,452
                                                               2003        1.000           1.238                    -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                               2005        1.248           1.278               72,040
                                                               2004        1.172           1.248               72,054
                                                               2003        1.000           1.172                    -

   Investors Fund - Class I (5/01)                             2005        1.247           1.307               19,843
                                                               2004        1.149           1.247               19,843
                                                               2003        1.000           1.149                    -

   Small Cap Growth Fund - Class I (3/01)                      2005        1.402           1.447               55,569
                                                               2004        1.239           1.402               31,281
                                                               2003        1.000           1.239                    -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.122           1.101               34,881
                                                               2004        1.103           1.122                  326
                                                               2003        1.000           1.103                    -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.167           1.220                6,478
                                                               2004        1.153           1.167                6,481
                                                               2003        1.000           1.153                    -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.186           1.228            1,539,307
                                                               2004        1.131           1.186            1,197,888
                                                               2003        1.000           1.131               18,486

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.127           1.155            1,067,047
                                                               2004        1.091           1.127              566,801
                                                               2003        1.000           1.091                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.238           1.298              847,950
                                                               2004        1.142           1.238              216,095
                                                               2003        1.000           1.142                    -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.180           1.202              156,295
                                                               2004        1.124           1.180               53,951
                                                               2003        1.000           1.124                    -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.193           1.276               45,298
                                                               2004        1.138           1.193                    -
                                                               2003        1.000           1.138                    -

   Equity Income Portfolio (4/00)                              2005        1.226           1.260               90,175
                                                               2004        1.134           1.226               60,231
                                                               2003        1.000           1.134                    -

   Large Cap Portfolio (11/99)                                 2005        1.179           1.260               39,091
                                                               2004        1.125           1.179                9,902
                                                               2003        1.000           1.125                    -

   Managed Allocation Series: Aggressive Portfolio (6/05)      2005        1.000           1.077                    -

   Managed Allocation Series: Conservative Portfolio (8/05)    2005        1.022           1.030                    -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.002           1.046              228,625

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.064                    -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (5/05)                                            2005        1.000           1.037                3,439

   Mercury Large Cap Core Portfolio (8/00)                     2005        1.244           1.371              103,469
                                                               2004        1.091           1.244                    -
                                                               2003        1.000           1.091                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                  PORTFOLIO NAME                               YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------          ----    -------------   -------------     ---------------
MFS Emerging Growth Portfolio (4/00)                           2005        1.228           1.191                    -
                                                               2004        1.107           1.228               19,369
                                                               2003        1.000           1.107                    -

MFS Mid Cap Growth Portfolio (5/00)                            2005        1.272           1.290               72,204
                                                               2004        1.134           1.272                    -
                                                               2003        1.000           1.134                    -

MFS Total Return Portfolio (6/00)                              2005        1.185           1.200              933,290
                                                               2004        1.080           1.185              545,728
                                                               2003        1.000           1.080                    -

MFS Value Portfolio (5/04)                                     2005        1.120           1.173               96,637
                                                               2004        1.000           1.120                    -

Mondrian International Stock Portfolio (5/00)                  2005        1.321           1.423              153,843
                                                               2004        1.160           1.321              109,099
                                                               2003        1.000           1.160                1,167

Pioneer Fund Portfolio (5/03)                                  2005        1.234           1.286               30,287
                                                               2004        1.129           1.234               24,600
                                                               2003        1.000           1.129                    -

Pioneer Mid Cap Value Portfolio (6/05)                         2005        1.020           1.062                    -

Pioneer Strategic Income Portfolio (5/00)                      2005        1.179           1.203              374,138
                                                               2004        1.081           1.179              117,524
                                                               2003        1.000           1.081                    -

Strategic Equity Portfolio (11/99)                             2005        1.213           1.217                    -
                                                               2004        1.118           1.213                    -
                                                               2003        1.000           1.118                    -

Style Focus Series: Small Cap Growth Portfolio (5/05)          2005        1.000           1.135                    -

Style Focus Series: Small Cap Value Portfolio (5/05)           2005        0.987           1.108                    -

Travelers Managed Income Portfolio (5/01)                      2005        1.043           1.040              240,856
                                                               2004        1.031           1.043              303,771
                                                               2003        1.000           1.031                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
--------------------------------------------------------       ----    -------------   -------------     ---------------
   Van Kampen Enterprise Portfolio (8/00)                      2005        1.155           1.225                1,656
                                                               2004        1.130           1.155                    -
                                                               2003        1.000           1.130                    -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.994           1.001              175,675
                                                               2004        0.999           0.994              116,252
                                                               2003        1.000           0.999                    -

   Smith Barney Aggressive Growth Portfolio (12/99)            2005        1.230           1.351              698,240
                                                               2004        1.138           1.230              414,907
                                                               2003        1.000           1.138               15,556

   Smith Barney High Income Portfolio (5/01)                   2005        1.198           1.210              363,925
                                                               2004        1.103           1.198              139,420
                                                               2003        1.000           1.103                    -

   Smith Barney Large Capitalization Growth Portfolio
   (11/99)                                                     2005        1.156           1.196              245,369
                                                               2004        1.171           1.156               62,721
                                                               2003        1.000           1.171                    -

   Smith Barney Mid Cap Core Portfolio (11/99)                 2005        1.260           1.343               91,898
                                                               2004        1.160           1.260               60,929
                                                               2003        1.000           1.160               11,142

   Smith Barney Money Market Portfolio (7/00)                  2005        0.988           0.999              438,507
                                                               2004        0.996           0.988               93,816
                                                               2003        1.000           0.996               98,846

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (4/00)           2005        1.176           1.249                    -
                                                               2004        1.117           1.176                    -
                                                               2003        1.000           1.117                    -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.406           1.451              127,518
                                                               2004        1.237           1.406               79,725
                                                               2003        1.000           1.237                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                   PORTFOLIO NAME                              YEAR        YEAR         END OF YEAR        END OF YEAR
--------------------------------------------------             ----    -------------   -------------     ---------------
Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (12/99)             2005        1.297           1.490              565,618
                                                               2004        1.143           1.297              302,203
                                                               2003        1.000           1.143                    -

   Mid Cap Portfolio - Service Class 2 (5/01)                  2005        1.471           1.708              573,698
                                                               2004        1.200           1.471              335,336
                                                               2003        1.000           1.200                    -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.70%

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                     PORTFOLIO NAME                            YEAR        YEAR         END OF YEAR        END OF YEAR
----------------------------------------------------------     ----    -------------   -------------     ---------------
   Capital Appreciation Fund (5/00)                            2005        1.347           1.566                    -
                                                               2004        1.146           1.347                    -
                                                               2003        1.000           1.146                    -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.226           1.261                    -
                                                               2004        1.122           1.226                    -
                                                               2003        1.000           1.122                    -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                     2005        1.166           1.316                    -
                                                               2004        1.095           1.166                    -
                                                               2003        1.000           1.095                    -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                 2005        1.327           1.488                    -
                                                               2004        1.189           1.327                    -
                                                               2003        1.000           1.189                    -

   Growth Fund - Class 2 Shares (12/99)                        2005        1.273           1.454               68,685
                                                               2004        1.151           1.273                    -
                                                               2003        1.000           1.151                    -

   Growth-Income Fund - Class 2 Shares (3/00)                  2005        1.246           1.297               41,770
                                                               2004        1.148           1.246                    -
                                                               2003        1.000           1.148                    -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)            2005        1.479           1.558                    -
                                                               2004        1.145           1.479                    -
                                                               2003        1.000           1.145                    -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.206           1.306                    -
                                                               2004        1.074           1.206                    -
                                                               2003        1.000           1.074                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR        YEAR         END OF YEAR        END OF YEAR
------------------------------------------------------------   ----    -------------   -------------     ---------------
   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.204           1.304                    -
                                                               2004        1.067           1.204                    -
                                                               2003        1.000           1.067                    -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.050                    -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (4/00)                                               2005        1.309           1.348                    -
                                                               2004        1.194           1.309                    -
                                                               2003        1.000           1.194                    -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.239           1.347                    -
                                                               2004        1.119           1.239                    -
                                                               2003        1.000           1.119                    -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.551           1.943                4,083
                                                               2004        1.265           1.551                    -
                                                               2003        1.000           1.265                    -

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)   2005        1.372           1.486               17,058
                                                               2004        1.177           1.372                    -
                                                               2003        1.000           1.177                    -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.326           1.420                    -
                                                               2004        1.163           1.326                    -
                                                               2003        1.000           1.163                    -

Greenwich Street Series Fund
   Appreciation Portfolio (4/00)                               2005        1.199           1.230                    -
                                                               2004        1.121           1.199                    -
                                                               2003        1.000           1.121                    -

   Diversified Strategic Income Portfolio (2/01)               2005        1.111           1.120                    -
                                                               2004        1.059           1.111                    -
                                                               2003        1.000           1.059                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                    PORTFOLIO NAME                             YEAR        YEAR         END OF YEAR        END OF YEAR
--------------------------------------------------------       ----    -------------   -------------     ---------------
   Equity Index Portfolio - Class II Shares (2/01)             2005        1.226           1.257                    -
                                                               2004        1.131           1.226                    -
                                                               2003        1.000           1.131                    -

   Fundamental Value Portfolio (4/01)                          2005        1.245           1.283                    -
                                                               2004        1.170           1.245                    -
                                                               2003        1.000           1.170                    -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.354           1.492                    -
                                                               2004        1.143           1.354                    -
                                                               2003        1.000           1.143                    -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.327           1.357                    -
                                                               2004        1.175           1.327                    -
                                                               2003        1.000           1.175                    -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.265           1.284               25,228
                                                               2004        1.142           1.265                    -
                                                               2003        1.000           1.142                    -

   Mid-Cap Value Portfolio (5/03)                              2005        1.412           1.502               39,532
                                                               2004        1.158           1.412                    -
                                                               2003        1.000           1.158                    -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.121           1.126                    -
                                                               2004        1.047           1.121                    -
                                                               2003        1.000           1.047                    -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.058           1.066               55,696
                                                               2004        1.026           1.058                    -
                                                               2003        1.000           1.026                    -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.350           1.490                    -
                                                               2004        1.182           1.350                    -
                                                               2003        1.000           1.182                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.536           1.617                4,769
                                                               2004        1.238           1.536                    -
                                                               2003        1.000           1.238                    -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                               2005        1.248           1.276                    -
                                                               2004        1.172           1.248                    -
                                                               2003        1.000           1.172                    -

   Investors Fund - Class I (5/01)                             2005        1.246           1.305                    -
                                                               2004        1.149           1.246                    -
                                                               2003        1.000           1.149                    -

   Small Cap Growth Fund - Class I (3/01)                      2005        1.401           1.445                    -
                                                               2004        1.238           1.401                    -
                                                               2003        1.000           1.238                    -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.121           1.100                    -
                                                               2004        1.103           1.121                    -
                                                               2003        1.000           1.103                    -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.166           1.219                    -
                                                               2004        1.153           1.166                    -
                                                               2003        1.000           1.153                    -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.185           1.226               34,680
                                                               2004        1.130           1.185               34,697
                                                               2003        1.000           1.130                    -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.126           1.154               35,321
                                                               2004        1.091           1.126               35,338
                                                               2003        1.000           1.091                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                      PORTFOLIO NAME                           YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.238           1.296                    -
                                                               2004        1.142           1.238                    -
                                                               2003        1.000           1.142                    -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.180           1.201                    -
                                                               2004        1.124           1.180                    -
                                                               2003        1.000           1.124                    -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.192           1.274                    -
                                                               2004        1.138           1.192                    -
                                                               2003        1.000           1.138                    -

   Equity Income Portfolio (4/00)                              2005        1.225           1.258                    -
                                                               2004        1.134           1.225                    -
                                                               2003        1.000           1.134                    -

   Large Cap Portfolio (11/99)                                 2005        1.178           1.259                    -
                                                               2004        1.125           1.178                    -
                                                               2003        1.000           1.125                    -

   Managed Allocation Series: Aggressive Portfolio (6/05)      2005        1.000           1.077                    -

   Managed Allocation Series: Conservative Portfolio (8/05)    2005        1.022           1.030                    -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.002           1.045                    -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.064                    -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (5/05)                                            2005        1.000           1.037                    -

   Mercury Large Cap Core Portfolio (8/00)                     2005        1.243           1.370                    -
                                                               2004        1.091           1.243                    -
                                                               2003        1.000           1.091                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                   PORTFOLIO NAME                              YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------          ----    -------------   -------------     ---------------
MFS Emerging Growth Portfolio (4/00)                           2005        1.227           1.190                    -
                                                               2004        1.107           1.227                    -
                                                               2003        1.000           1.107                    -

MFS Mid Cap Growth Portfolio (5/00)                            2005        1.272           1.288                    -
                                                               2004        1.133           1.272                    -
                                                               2003        1.000           1.133                    -

MFS Total Return Portfolio (6/00)                              2005        1.184           1.198               65,233
                                                               2004        1.080           1.184                    -
                                                               2003        1.000           1.080                    -

MFS Value Portfolio (5/04)                                     2005        1.120           1.172               58,172
                                                               2004        1.000           1.120                    -

Mondrian International Stock Portfolio (5/00)                  2005        1.320           1.422               27,034
                                                               2004        1.160           1.320                    -
                                                               2003        1.000           1.160                    -

Pioneer Fund Portfolio (5/03)                                  2005        1.233           1.285                    -
                                                               2004        1.129           1.233                    -
                                                               2003        1.000           1.129                    -

Pioneer Mid Cap Value Portfolio (6/05)                         2005        1.020           1.061                    -

Pioneer Strategic Income Portfolio (5/00)                      2005        1.179           1.201                    -
                                                               2004        1.081           1.179                    -
                                                               2003        1.000           1.081                    -

Strategic Equity Portfolio (11/99)                             2005        1.212           1.216                    -
                                                               2004        1.118           1.212                    -
                                                               2003        1.000           1.118                    -

Style Focus Series: Small Cap Growth Portfolio (5/05)          2005        1.000           1.135                    -

Style Focus Series: Small Cap Value Portfolio (5/05)           2005        0.987           1.108                    -

Travelers Managed Income Portfolio (5/01)                      2005        1.042           1.039                    -
                                                               2004        1.031           1.042                    -
                                                               2003        1.000           1.031                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   Van Kampen Enterprise Portfolio (8/00)                      2005        1.154           1.223                 -
                                                               2004        1.130           1.154                 -
                                                               2003        1.000           1.130                 -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.993           0.999            34,065
                                                               2004        0.998           0.993                 -
                                                               2003        1.000           0.998                 -

   Smith Barney Aggressive Growth Portfolio (12/99)            2005        1.230           1.350            26,346
                                                               2004        1.137           1.230                 -
                                                               2003        1.000           1.137                 -

   Smith Barney High Income Portfolio (5/01)                   2005        1.198           1.208             2,569
                                                               2004        1.103           1.198                 -
                                                               2003        1.000           1.103                 -

   Smith Barney Large Capitalization Growth Portfolio
   (11/99)                                                     2005        1.155           1.195            24,521
                                                               2004        1.170           1.155                 -
                                                               2003        1.000           1.170                 -

   Smith Barney Mid Cap Core Portfolio (11/99)                 2005        1.259           1.341                 -
                                                               2004        1.160           1.259                 -
                                                               2003        1.000           1.160                 -

   Smith Barney Money Market Portfolio (7/00)                  2005        0.987           0.998                 -
                                                               2004        0.995           0.987                 -
                                                               2003        1.000           0.995                 -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (4/00)           2005        1.175           1.247                 -
                                                               2004        1.117           1.175                 -
                                                               2003        1.000           1.117                 -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.405           1.449             5,248
                                                               2004        1.236           1.405                 -
                                                               2003        1.000           1.236                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (12/99)             2005        1.296           1.489            29,512
                                                               2004        1.143           1.296                 -
                                                               2003        1.000           1.143                 -

   Mid Cap Portfolio - Service Class 2 (5/01)                  2005        1.470           1.706            16,862
                                                               2004        1.200           1.470                 -
                                                               2003        1.000           1.200                 -


                         CONDENSED FINANCIAL INFORMATION

                       SEPARATE ACCOUNT CHARGES 1.80% (B)

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   Capital Appreciation Fund (5/00)                            2005        0.571           0.662                 -
                                                               2004        0.486           0.571                 -
                                                               2003        0.396           0.486                 -
                                                               2002        0.538           0.396                 -
                                                               2001        0.634           0.538                 -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.115           1.145            40,871
                                                               2004        1.020           1.115               636
                                                               2003        0.786           1.020               636
                                                               2002        1.000           0.786             3,637

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                     2005        0.656           0.740                 -
                                                               2004        0.616           0.656                 -
                                                               2003        0.509           0.616                 -
                                                               2002        0.749           0.509                 -
                                                               2001        0.836           0.749                 -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                 2005        1.087           1.218         1,320,739
                                                               2004        0.975           1.087            37,597
                                                               2003        0.734           0.975                 -
                                                               2002        0.875           0.734                 -
                                                               2001        0.993           0.875                 -

   Growth Fund - Class 2 Shares (12/99)                        2005        1.078           1.230         1,336,163
                                                               2004        0.975           1.078            44,993
                                                               2003        0.726           0.975                 -
                                                               2002        0.978           0.726                 -
                                                               2001        1.088           0.978                 -

   Growth-Income Fund - Class 2 Shares (3/00)                  2005        1.248           1.297         1,337,544
                                                               2004        1.151           1.248            79,855
                                                               2003        0.885           1.151             9,264
                                                               2002        1.104           0.885             9,270
                                                               2001        1.121           1.104             8,328

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)            2005        2.183           2.298            32,726
                                                               2004        1.692           2.183                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   Delaware VIP REIT Series - Standard Class  (continued)      2003        1.285           1.692                 -
                                                               2002        1.252           1.285                 -
                                                               2001        1.146           1.252                 -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.205           1.304                 -
                                                               2004        1.074           1.205                 -
                                                               2003        1.000           1.074                 -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.203           1.301                 -
                                                               2004        1.067           1.203                 -
                                                               2003        1.000           1.067                 -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.050             5,118

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (4/00)                                               2005        0.829           0.853             1,110
                                                               2004        0.757           0.829                 -
                                                               2003        0.562           0.757                 -
                                                               2002        0.802           0.562                 -
                                                               2001        0.826           0.802                 -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.146           1.244            56,759
                                                               2004        1.036           1.146                 -
                                                               2003        0.842           1.036                 -
                                                               2002        1.000           0.842             2,000

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.769           2.214            71,397
                                                               2004        1.444           1.769                 -
                                                               2003        1.000           1.444                 -

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)   2005        1.063           1.151           202,256
                                                               2004        0.913           1.063                 -
                                                               2003        0.703           0.913                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   Templeton Foreign Securities Fund - Class 2 Shares
   (continued)                                                 2002        0.879           0.703                 -
                                                               2001        1.028           0.879                 -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.168           1.249             3,603
                                                               2004        1.025           1.168                 -
                                                               2003        0.790           1.025                 -
                                                               2002        1.000           0.790             2,000

Greenwich Street Series Fund
   Appreciation Portfolio (4/00)                               2005        1.022           1.047            16,951
                                                               2004        0.956           1.022               437
                                                               2003        0.782           0.956                 -
                                                               2002        0.965           0.782                 -
                                                               2001        1.009           0.965                 -

   Diversified Strategic Income Portfolio (2/01)               2005        1.214           1.222                 -
                                                               2004        1.157           1.214                 -
                                                               2003        1.055           1.157                 -
                                                               2002        1.024           1.055                 -
                                                               2001        1.045           1.024                 -

   Equity Index Portfolio - Class II Shares (2/01)             2005        0.846           0.866                 -
                                                               2004        0.781           0.846                 -
                                                               2003        0.623           0.781                 -
                                                               2002        0.817           0.623                 -
                                                               2001        0.885           0.817                 -

   Fundamental Value Portfolio (4/01)                          2005        1.294           1.332             2,595
                                                               2004        1.217           1.294                 -
                                                               2003        0.894           1.217                 -
                                                               2002        1.157           0.894                 -
                                                               2001        1.212           1.157                 -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        0.442           0.486             4,005
                                                               2004        0.373           0.442                 -
                                                               2003        0.282           0.373                 -
                                                               2002        0.399           0.282                 -
                                                               2001        0.535           0.399                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.503           1.536                 1,236
                                                               2004        1.332           1.503                     -
                                                               2003        1.000           1.332                     -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.373           1.393                16,654
                                                               2004        1.241           1.373                     -
                                                               2003        1.000           1.241                     -

   Mid-Cap Value Portfolio (5/03)                              2005        1.531           1.627                51,553
                                                               2004        1.256           1.531                     -
                                                               2003        1.000           1.256                     -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.118           1.121                77,348
                                                               2004        1.045           1.118                     -
                                                               2003        1.000           1.045                     -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.195           1.203                50,305
                                                               2004        1.160           1.195                     -
                                                               2003        1.125           1.160                     -
                                                               2002        1.050           1.125                     -
                                                               2001        1.000           1.050                     -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        0.996           1.098                     -
                                                               2004        0.873           0.996                     -
                                                               2003        0.691           0.873                     -
                                                               2002        0.855           0.691                     -
                                                               2001        1.000           0.855                     -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.588           1.669                 7,967
                                                               2004        1.281           1.588                 7,671
                                                               2003        0.871           1.281                 7,676
                                                               2002        1.086           0.871                 7,682
                                                               2001        1.000           1.086                     -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                               2005        1.286           1.314             9,081
                                                               2004        1.209           1.286             9,087
                                                               2003        0.885           1.209             9,092
                                                               2002        1.203           0.885             9,099
                                                               2001        1.189           1.203             7,692

   Investors Fund - Class I (5/01)                             2005        1.153           1.206             9,994
                                                               2004        1.064           1.153            10,000
                                                               2003        0.818           1.064            10,006
                                                               2002        1.083           0.818            10,013
                                                               2001        1.166           1.083             8,469

   Small Cap Growth Fund - Class I (3/01)                      2005        1.347           1.388                 -
                                                               2004        1.191           1.347                 -
                                                               2003        0.815           1.191                 -
                                                               2002        1.270           0.815                 -
                                                               2001        1.225           1.270                 -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        0.798           0.782                 -
                                                               2004        0.786           0.798                 -
                                                               2003        0.648           0.786                 -
                                                               2002        0.891           0.648                 -
                                                               2001        1.000           0.891                 -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        0.855           0.893                 -
                                                               2004        0.846           0.855                 -
                                                               2003        0.641           0.846                 -
                                                               2002        0.892           0.641                 -
                                                               2001        1.000           0.892                 -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.434           1.482           164,822
                                                               2004        1.369           1.434             7,468
                                                               2003        1.060           1.369                 -
                                                               2002        1.000           1.060                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.281           1.312           355,951
                                                               2004        1.242           1.281            12,104
                                                               2003        1.037           1.242                 -
                                                               2002        1.000           1.037                 -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.502           1.571             3,649
                                                               2004        1.387           1.502             3,656
                                                               2003        1.073           1.387                 -
                                                               2002        1.000           1.073                 -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.419           1.443            54,936
                                                               2004        1.353           1.419             3,767
                                                               2003        1.068           1.353                 -
                                                               2002        1.000           1.068                 -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        0.856           0.914            12,688
                                                               2004        0.818           0.856                 -
                                                               2003        0.644           0.818                 -
                                                               2002        0.862           0.644                 -
                                                               2001        1.000           0.862                 -

   Equity Income Portfolio (4/00)                              2005        1.218           1.250                 -
                                                               2004        1.129           1.218                 -
                                                               2003        0.876           1.129                 -
                                                               2002        1.037           0.876                 -
                                                               2001        1.099           1.037                 -

   Large Cap Portfolio (11/99)                                 2005        0.747           0.798                 -
                                                               2004        0.714           0.747                 -
                                                               2003        0.583           0.714                 -
                                                               2002        0.769           0.583                 -
                                                               2001        0.864           0.769                 -

   Managed Allocation Series: Aggressive Portfolio (6/05)      2005        1.000           1.076            10,572

   Managed Allocation Series: Conservative Portfolio (8/05)    2005        1.021           1.029                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
Managed Allocation Series: Moderate Portfolio (6/05)           2005        1.002           1.045           219,969

Managed Allocation Series: Moderate-Aggressive Portfolio
(5/05)                                                         2005        1.000           1.063           123,404

Managed Allocation Series: Moderate-Conservative
Portfolio (5/05)                                               2005        1.000           1.036                 -

Mercury Large Cap Core Portfolio (8/00)                        2005        0.800           0.881                 -
                                                               2004        0.703           0.800                 -
                                                               2003        0.591           0.703                 -
                                                               2002        0.803           0.591                 -
                                                               2001        0.951           0.803                 -

MFS Emerging Growth Portfolio (4/00)                           2005        0.640           0.621                 -
                                                               2004        0.578           0.640                 -
                                                               2003        0.456           0.578                 -
                                                               2002        0.706           0.456                 -
                                                               2001        0.888           0.706                 -

MFS Mid Cap Growth Portfolio (5/00)                            2005        0.556           0.563           102,138
                                                               2004        0.496           0.556                 -
                                                               2003        0.369           0.496                 -
                                                               2002        0.734           0.369                 -
                                                               2001        0.847           0.734                 -

MFS Total Return Portfolio (6/00)                              2005        1.318           1.333         1,081,146
                                                               2004        1.204           1.318            39,320
                                                               2003        1.052           1.204             7,893
                                                               2002        1.131           1.052             7,911
                                                               2001        1.155           1.131             7,931

MFS Value Portfolio (5/04)                                     2005        1.119           1.170            84,896
                                                               2004        1.000           1.119                 -

Mondrian International Stock Portfolio (5/00)                  2005        0.838           0.902                 -
                                                               2004        0.737           0.838                 -
                                                               2003        0.584           0.737                 -
                                                               2002        0.683           0.584                 -
                                                               2001        0.891           0.683                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   Pioneer Fund Portfolio (5/03)                               2005        1.325           1.379                 -
                                                               2004        1.214           1.325                 -
                                                               2003        1.000           1.214                 -

   Pioneer Mid Cap Value Portfolio (6/05)                      2005        1.020           1.061                 -

   Pioneer Strategic Income Portfolio (5/00)                   2005        1.350           1.375             1,728
                                                               2004        1.239           1.350                 -
                                                               2003        1.055           1.239                 -
                                                               2002        1.015           1.055                 -
                                                               2001        1.031           1.015                 -

   Strategic Equity Portfolio (11/99)                          2005        0.724           0.725             3,790
                                                               2004        0.668           0.724                 -
                                                               2003        0.513           0.668                 -
                                                               2002        0.787           0.513                 -
                                                               2001        0.916           0.787                 -

   Style Focus Series: Small Cap Growth Portfolio (5/05)       2005        1.000           1.134                 -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        0.987           1.107                 -

   Travelers Managed Income Portfolio (5/01)                   2005        1.198           1.193            45,531
                                                               2004        1.186           1.198             9,463
                                                               2003        1.114           1.186             9,469
                                                               2002        1.110           1.114             9,476
                                                               2001        1.098           1.110             8,027

   Van Kampen Enterprise Portfolio (8/00)                      2005        0.653           0.692                 -
                                                               2004        0.641           0.653                 -
                                                               2003        0.519           0.641                 -
                                                               2002        0.748           0.519                 -
                                                               2001        0.819           0.748                 -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.992           0.997             1,355
                                                               2004        0.998           0.992                 -
                                                               2003        1.000           0.998                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   Smith Barney Aggressive Growth Portfolio (12/99)            2005        1.225           1.344            27,786
                                                               2004        1.135           1.225            15,643
                                                               2003        0.859           1.135             8,560
                                                               2002        1.298           0.859             8,566
                                                               2001        1.316           1.298             7,100

   Smith Barney High Income Portfolio (5/01)                   2005        1.121           1.130            71,855
                                                               2004        1.033           1.121                 -
                                                               2003        0.825           1.033                 -
                                                               2002        0.868           0.825                 -
                                                               2001        0.943           0.868                 -

   Smith Barney Large Capitalization Growth Portfolio
   (11/99)                                                     2005        0.905           0.936            21,356
                                                               2004        0.918           0.905            21,387
                                                               2003        0.634           0.918            10,331
                                                               2002        0.858           0.634            10,355
                                                               2001        0.916           0.858            10,382

   Smith Barney Mid Cap Core Portfolio (11/99)                 2005        1.313           1.397            31,690
                                                               2004        1.211           1.313            31,028
                                                               2003        0.950           1.211            22,951
                                                               2002        1.196           0.950            22,970
                                                               2001        1.260           1.196            22,991

   Smith Barney Money Market Portfolio (7/00)                  2005        1.042           1.052           114,612
                                                               2004        1.051           1.042           185,056
                                                               2003        1.063           1.051                 -
                                                               2002        1.069           1.063                 -
                                                               2001        1.057           1.069                 -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (4/00)           2005        0.722           0.766                 -
                                                               2004        0.687           0.722                 -
                                                               2003        0.549           0.687                 -
                                                               2002        0.829           0.549                 -
                                                               2001        1.026           0.829                 -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.090           1.123               449
                                                               2004        0.960           1.090                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                 2003        0.688           0.960                 -
                                                               2002        0.943           0.688                 -
                                                               2001        1.000           0.943                 -

Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (12/99)             2005        1.143           1.312            33,397
                                                               2004        1.009           1.143                 -
                                                               2003        0.800           1.009                 -
                                                               2002        0.900           0.800                 -
                                                               2001        0.956           0.900                 -

   Mid Cap Portfolio - Service Class 2 (5/01)                  2005        1.507           1.746            54,841
                                                               2004        1.230           1.507                 -
                                                               2003        0.906           1.230                 -
                                                               2002        1.025           0.906                 -
                                                               2001        1.000           1.025                 -

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.85%

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   Capital Appreciation Fund (5/00)                            2005        1.344           1.560                 -
                                                               2004        1.146           1.344                 -
                                                               2003        1.000           1.146                 -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.224           1.257            85,963
                                                               2004        1.121           1.224            83,568
                                                               2003        1.000           1.121                 -
   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                     2005        1.163           1.312                 -
                                                               2004        1.094           1.163                 -
                                                               2003        1.000           1.094                 -
American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                 2005        1.324           1.483           173,703
                                                               2004        1.188           1.324           263,884
                                                               2003        1.000           1.188                 -

   Growth Fund - Class 2 Shares (12/99)                        2005        1.270           1.449           135,328
                                                               2004        1.150           1.270           276,644
                                                               2003        1.000           1.150                 -

   Growth-Income Fund - Class 2 Shares (3/00)                  2005        1.244           1.292           566,690
                                                               2004        1.148           1.244           534,239
                                                               2003        1.000           1.148                 -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)            2005        1.475           1.552                 -
                                                               2004        1.144           1.475                 -
                                                               2003        1.000           1.144                 -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.204           1.302            11,552
                                                               2004        1.074           1.204            11,520
                                                               2003        1.000           1.074                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.202           1.299               689
                                                               2004        1.067           1.202                 -
                                                               2003        1.000           1.067                 -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.049            10,523

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (4/00)                                               2005        1.306           1.344             9,220
                                                               2004        1.193           1.306             9,224
                                                               2003        1.000           1.193                 -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.236           1.342           175,517
                                                               2004        1.118           1.236             9,762
                                                               2003        1.000           1.118                 -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.547           1.936             6,490
                                                               2004        1.264           1.547             6,128
                                                               2003        1.000           1.264                 -

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)   2005        1.369           1.481            88,290
                                                               2004        1.176           1.369            35,130
                                                               2003        1.000           1.176                 -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.324           1.415            82,995
                                                               2004        1.162           1.324                 -
                                                               2003        1.000           1.162                 -

Greenwich Street Series Fund
   Appreciation Portfolio (4/00)                               2005        1.197           1.225            28,255
                                                               2004        1.120           1.197             8,849
                                                               2003        1.000           1.120                 -

   Diversified Strategic Income Portfolio (2/01)               2005        1.109           1.116            23,955
                                                               2004        1.058           1.109                 -
                                                               2003        1.000           1.058                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   Equity Index Portfolio - Class II Shares (2/01)             2005        1.224           1.252                 -
                                                               2004        1.131           1.224                 -
                                                               2003        1.000           1.131                 -

   Fundamental Value Portfolio (4/01)                          2005        1.243           1.278           147,957
                                                               2004        1.170           1.243           279,395
                                                               2003        1.000           1.170                 -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.351           1.486                 -
                                                               2004        1.143           1.351                 -
                                                               2003        1.000           1.143                 -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.324           1.352             2,759
                                                               2004        1.174           1.324                 -
                                                               2003        1.000           1.174                 -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.262           1.279            91,971
                                                               2004        1.141           1.262            75,180
                                                               2003        1.000           1.141                 -

   Mid-Cap Value Portfolio (5/03)                              2005        1.409           1.497           144,789
                                                               2004        1.157           1.409            70,760
                                                               2003        1.000           1.157                 -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.119           1.122           101,530
                                                               2004        1.047           1.119            96,680
                                                               2003        1.000           1.047                 -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.056           1.062           251,533
                                                               2004        1.025           1.056            44,977
                                                               2003        1.000           1.025                 -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.348           1.484                 -
                                                               2004        1.181           1.348                 -
                                                               2003        1.000           1.181                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.533           1.611            77,768
                                                               2004        1.237           1.533           236,179
                                                               2003        1.000           1.237                 -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                               2005        1.245           1.272            10,131
                                                               2004        1.171           1.245            11,919
                                                               2003        1.000           1.171                 -

   Investors Fund - Class I (5/01)                             2005        1.244           1.301            17,942
                                                               2004        1.148           1.244            17,949
                                                               2003        1.000           1.148                 -

   Small Cap Growth Fund - Class I (3/01)                      2005        1.399           1.440            24,159
                                                               2004        1.238           1.399            26,711
                                                               2003        1.000           1.238                 -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.119           1.096             8,556
                                                               2004        1.102           1.119             7,191
                                                               2003        1.000           1.102                 -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.164           1.214            10,822
                                                               2004        1.152           1.164            12,731
                                                               2003        1.000           1.152                 -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.183           1.222           206,486
                                                               2004        1.130           1.183           141,272
                                                               2003        1.000           1.130                 -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.124           1.150            29,137
                                                               2004        1.090           1.124            29,159
                                                               2003        1.000           1.090                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.235           1.292            29,733
                                                               2004        1.141           1.235                 -
                                                               2003        1.000           1.141                 -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.177           1.197            22,058
                                                               2004        1.123           1.177                 -
                                                               2003        1.000           1.123                 -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.189           1.270                 -
                                                               2004        1.138           1.189                 -
                                                               2003        1.000           1.138                 -

   Equity Income Portfolio (4/00)                              2005        1.223           1.254            39,678
                                                               2004        1.133           1.223            33,990
                                                               2003        1.000           1.133                 -

   Large Cap Portfolio (11/99)                                 2005        1.176           1.254                 -
                                                               2004        1.124           1.176                 -
                                                               2003        1.000           1.124                 -

   Managed Allocation Series: Aggressive Portfolio (6/05)      2005        1.000           1.076                 -

   Managed Allocation Series: Conservative Portfolio (8/05)    2005        1.021           1.029                 -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.002           1.044           125,731

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.063            25,169

   Managed Allocation Series: Moderate-Conservative Portfolio
   (5/05)                                                      2005        1.000           1.036                 -

   Mercury Large Cap Core Portfolio (8/00)                     2005        1.241           1.365                 -
                                                               2004        1.091           1.241                 -
                                                               2003        1.000           1.091                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
MFS Emerging Growth Portfolio (4/00)                           2005        1.224           1.187                 -
                                                               2004        1.106           1.224                 -
                                                               2003        1.000           1.106                 -

MFS Mid Cap Growth Portfolio (5/00)                            2005        1.269           1.284                 -
                                                               2004        1.133           1.269                 -
                                                               2003        1.000           1.133                 -

MFS Total Return Portfolio (6/00)                              2005        1.181           1.194           306,564
                                                               2004        1.080           1.181           168,861
                                                               2003        1.000           1.080                 -

MFS Value Portfolio (5/04)                                     2005        1.119           1.169           130,699
                                                               2004        1.000           1.119            54,680

Mondrian International Stock Portfolio (5/00)                  2005        1.318           1.417            53,400
                                                               2004        1.160           1.318            23,515
                                                               2003        1.000           1.160                 -

Pioneer Fund Portfolio (5/03)                                  2005        1.231           1.280            38,066
                                                               2004        1.128           1.231            12,985
                                                               2003        1.000           1.128                 -

Pioneer Mid Cap Value Portfolio (6/05)                         2005        1.020           1.061                 -

Pioneer Strategic Income Portfolio (5/00)                      2005        1.176           1.197            66,834
                                                               2004        1.080           1.176                 -
                                                               2003        1.000           1.080                 -

Strategic Equity Portfolio (11/99)                             2005        1.209           1.211                 -
                                                               2004        1.118           1.209                 -
                                                               2003        1.000           1.118                 -

Style Focus Series: Small Cap Growth Portfolio (5/05)          2005        1.000           1.134                 -

Style Focus Series: Small Cap Value Portfolio (5/05)           2005        0.987           1.107                 -

Travelers Managed Income Portfolio (5/01)                      2005        1.040           1.035            12,115
                                                               2004        1.030           1.040            12,120
                                                               2003        1.000           1.030                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   Van Kampen Enterprise Portfolio (8/00)                      2005        1.152           1.219             3,010
                                                               2004        1.129           1.152                 -
                                                               2003        1.000           1.129                 -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.991           0.996            10,692
                                                               2004        0.998           0.991                 -
                                                               2003        1.000           0.998                 -

   Smith Barney Aggressive Growth Portfolio (12/99)            2005        1.227           1.345           134,703
                                                               2004        1.137           1.227           243,568
                                                               2003        1.000           1.137                 -

   Smith Barney High Income Portfolio (5/01)                   2005        1.195           1.204            24,597
                                                               2004        1.102           1.195            22,846
                                                               2003        1.000           1.102                 -

   Smith Barney Large Capitalization Growth Portfolio
   (11/99)                                                     2005        1.152           1.190            18,564
                                                               2004        1.170           1.152            12,249
                                                               2003        1.000           1.170                 -

   Smith Barney Mid Cap Core Portfolio (11/99)                 2005        1.257           1.336                 -
                                                               2004        1.159           1.257                 -
                                                               2003        1.000           1.159                 -

   Smith Barney Money Market Portfolio (7/00)                  2005        0.985           0.994            15,216
                                                               2004        0.995           0.985                 -
                                                               2003        1.000           0.995                 -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (4/00)           2005        1.173           1.243                 -
                                                               2004        1.116           1.173                 -
                                                               2003        1.000           1.116                 -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.402           1.444            15,629
                                                               2004        1.236           1.402            14,738
                                                               2003        1.000           1.236                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (12/99)             2005        1.293           1.483            59,970
                                                               2004        1.142           1.293            27,499
                                                               2003        1.000           1.142                 -

   Mid Cap Portfolio - Service Class 2 (5/01)                  2005        1.467           1.700            89,020
                                                               2004        1.199           1.467            20,405
                                                               2003        1.000           1.199                 -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.90%

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   Capital Appreciation Fund (5/00)                            2005        1.000           1.169                 -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.000           1.011                 -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                     2005        1.000           1.159                 -

American Funds Insurance Series

   Global Growth Fund - Class 2 Shares (11/99)                 2005        1.000           1.120            10,370

   Growth Fund - Class 2 Shares (12/99)                        2005        1.000           1.147            52,887

   Growth-Income Fund - Class 2 Shares (3/00)                  2005        1.000           1.042            52,887

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)            2005        1.000           1.087             9,319

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.000           1.080                 -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.000           1.106                 -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.049            17,636

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (4/00)                                               2005        1.000           1.055             5,930

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.000           1.083                 -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.000           1.211            10,022

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)   2005        1.000           1.075            10,001

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.000           1.065                 9,151

Greenwich Street Series Fund
   Appreciation Portfolio (4/00)                               2005        1.000           1.016                 1,204

   Diversified Strategic Income Portfolio (2/01)               2005        1.000           0.998                     -

   Equity Index Portfolio - Class II Shares (2/01)             2005        1.000           1.029                 8,096

   Fundamental Value Portfolio (4/01)                          2005        1.000           1.042                 1,190

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.000           1.107                     -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.000           1.032                     -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.000           1.027                15,208

   Mid-Cap Value Portfolio (5/03)                              2005        1.000           1.076                 1,150

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.000           0.993                12,018

   Total Return Portfolio - Administrative Class (5/01)        2005        1.000           1.001                19,399

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.000           1.099                     -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.000           1.056                     -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                               2005        1.000           1.036                     -

   Investors Fund - Class I (5/01)                             2005        1.000           1.049                     -

   Small Cap Growth Fund - Class I (3/01)                      2005        1.000           1.078                     -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.000           0.982                 -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.000           1.046                 -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.000           1.046            46,234

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.000           1.032                 -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.000           1.056                 -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.000           1.021                 -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.000           1.083                 -

   Equity Income Portfolio (4/00)                              2005        1.000           1.031                 -

   Large Cap Portfolio (11/99)                                 2005        1.000           1.077                 -

   Managed Allocation Series: Aggressive Portfolio (6/05)      2005        1.000           1.075                 -

   Managed Allocation Series: Conservative Portfolio (8/05)    2005        1.021           1.029                 -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.002           1.044                 -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.063                 -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (5/05)                                            2005        1.000           1.036             8,018

   Mercury Large Cap Core Portfolio (8/00)                     2005        1.000           1.092                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   MFS Emerging Growth Portfolio (4/00)                        2005        1.000           0.998                 -

   MFS Mid Cap Growth Portfolio (5/00)                         2005        1.000           1.048                 -

   MFS Total Return Portfolio (6/00)                           2005        1.000           1.011            19,780

   MFS Value Portfolio (5/04)                                  2005        1.000           1.038                 -

   Mondrian International Stock Portfolio (5/00)               2005        1.000           1.071            18,739

   Pioneer Fund Portfolio (5/03)                               2005        1.000           1.047                 -

   Pioneer Mid Cap Value Portfolio (6/05)                      2005        1.020           1.060                 -

   Pioneer Strategic Income Portfolio (5/00)                   2005        1.000           1.009             8,137

   Strategic Equity Portfolio (11/99)                          2005        1.000           1.046                 -

   Style Focus Series: Small Cap Growth Portfolio (5/05)       2005        1.000           1.134                 -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        0.987           1.106                 -

   Travelers Managed Income Portfolio (5/01)                   2005        1.000           0.991                 -

   Van Kampen Enterprise Portfolio (8/00)                      2005        1.000           1.074                 -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        1.000           1.004            10,595

   Smith Barney Aggressive Growth Portfolio (12/99)            2005        1.000           1.111             1,115

   Smith Barney High Income Portfolio (5/01)                   2005        1.000           1.000                 -

   Smith Barney Large Capitalization Growth Portfolio
   (11/99)                                                     2005        1.000           1.058                 -

   Smith Barney Mid Cap Core Portfolio (11/99)                 2005        1.000           1.072                 -

   Smith Barney Money Market Portfolio (7/00)                  2005        1.000           1.009                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (4/00)           2005        1.000           1.077                 -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.000           1.078                 -

Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (12/99)             2005        1.000           1.136             1,095

   Mid Cap Portfolio - Service Class 2 (5/01)                  2005        1.000           1.142            20,164

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 1.95%

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   Capital Appreciation Fund (5/00)                            2005        1.342           1.556            13,203
                                                               2004        1.145           1.342                 -
                                                               2003        1.000           1.145                 -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.222           1.254           136,703
                                                               2004        1.120           1.222            53,770
                                                               2003        1.000           1.120                 -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                     2005        1.162           1.309            58,183
                                                               2004        1.093           1.162            22,312
                                                               2003        1.000           1.093             2,838

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                 2005        1.322           1.479         1,455,750
                                                               2004        1.188           1.322           359,933
                                                               2003        1.000           1.188            25,685

   Growth Fund - Class 2 Shares (12/99)                        2005        1.268           1.445         3,317,134
                                                               2004        1.150           1.268         1,406,254
                                                               2003        1.000           1.150            14,313

   Growth-Income Fund - Class 2 Shares (3/00)                  2005        1.242           1.289         4,100,982
                                                               2004        1.147           1.242         1,878,411
                                                               2003        1.000           1.147            54,395

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)            2005        1.473           1.549            20,671
                                                               2004        1.144           1.473                 -
                                                               2003        1.000           1.144                 -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.203           1.299            27,796
                                                               2004        1.074           1.203            15,726
                                                               2003        1.000           1.074                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.201           1.297           147,979
                                                               2004        1.067           1.201             4,348
                                                               2003        1.000           1.067                 -

Franklin Templeton Variable Insurance Products Trust

   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.049            77,651

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (4/00)                                               2005        1.304           1.340           318,361
                                                               2004        1.193           1.304           185,368
                                                               2003        1.000           1.193            30,431

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.235           1.339           605,554
                                                               2004        1.118           1.235           143,445
                                                               2003        1.000           1.118                 -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.545           1.931           454,076
                                                               2004        1.263           1.545           111,636
                                                               2003        1.000           1.263                 -

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)   2005        1.367           1.477         1,065,908
                                                               2004        1.176           1.367           422,727
                                                               2003        1.000           1.176             8,015

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.322           1.411           819,089
                                                               2004        1.162           1.322           273,758
                                                               2003        1.000           1.162                 -

Greenwich Street Series Fund
   Appreciation Portfolio (4/00)                               2005        1.195           1.222           623,225
                                                               2004        1.120           1.195           459,734
                                                               2003        1.000           1.120             8,063

   Diversified Strategic Income Portfolio (2/01)               2005        1.107           1.114           631,591
                                                               2004        1.058           1.107           410,739
                                                               2003        1.000           1.058            31,831

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   Equity Index Portfolio - Class II Shares (2/01)             2005        1.222           1.249         1,286,223
                                                               2004        1.130           1.222         1,113,161
                                                               2003        1.000           1.130             9,822

   Fundamental Value Portfolio (4/01)                          2005        1.241           1.275         1,193,161
                                                               2004        1.169           1.241           692,617
                                                               2003        1.000           1.169            61,068

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.350           1.483            63,737
                                                               2004        1.142           1.350            58,373
                                                               2003        1.000           1.142                 -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.322           1.349           118,423
                                                               2004        1.174           1.322            26,720
                                                               2003        1.000           1.174                 -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.260           1.276         1,171,375
                                                               2004        1.141           1.260           446,478
                                                               2003        1.000           1.141                 -

   Mid-Cap Value Portfolio (5/03)                              2005        1.407           1.493           743,348
                                                               2004        1.156           1.407           290,835
                                                               2003        1.000           1.156            27,632

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.118           1.119           870,303
                                                               2004        1.046           1.118           356,400
                                                               2003        1.000           1.046             1,830

   Total Return Portfolio - Administrative Class (5/01)        2005        1.054           1.059         2,015,833
                                                               2004        1.025           1.054           743,362
                                                               2003        1.000           1.025            20,461

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.346           1.481                 -
                                                               2004        1.181           1.346                 -
                                                               2003        1.000           1.181                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.531           1.607           171,174
                                                               2004        1.237           1.531            37,993
                                                               2003        1.000           1.237                 -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                               2005        1.243           1.269            88,741
                                                               2004        1.170           1.243            49,432
                                                               2003        1.000           1.170                 -

   Investors Fund - Class I (5/01)                             2005        1.242           1.298            57,700
                                                               2004        1.148           1.242            16,315
                                                               2003        1.000           1.148                 -

   Small Cap Growth Fund - Class I (3/01)                      2005        1.397           1.437           123,019
                                                               2004        1.237           1.397            98,427
                                                               2003        1.000           1.237                 -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.117           1.094           170,470
                                                               2004        1.102           1.117            39,294
                                                               2003        1.000           1.102                 -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.162           1.212            71,775
                                                               2004        1.152           1.162            30,941
                                                               2003        1.000           1.152                 -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.181           1.219         3,460,752
                                                               2004        1.129           1.181         1,697,679
                                                               2003        1.000           1.129            47,387

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.122           1.147         5,888,940
                                                               2004        1.090           1.122         2,221,710
                                                               2003        1.000           1.090             3,593

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.233           1.289         2,220,423
                                                               2004        1.141           1.233           441,646
                                                               2003        1.000           1.141                 -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.175           1.194         1,099,328
                                                               2004        1.123           1.175           171,003
                                                               2003        1.000           1.123                 -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.188           1.267           219,075
                                                               2004        1.137           1.188           194,994
                                                               2003        1.000           1.137            70,962

   Equity Income Portfolio (4/00)                              2005        1.221           1.251           593,139
                                                               2004        1.133           1.221           333,437
                                                               2003        1.000           1.133            12,528

   Large Cap Portfolio (11/99)                                 2005        1.174           1.251            24,252
                                                               2004        1.124           1.174             3,595
                                                               2003        1.000           1.124                 -

   Managed Allocation Series: Aggressive Portfolio (6/05)      2005        1.000           1.075           224,869

   Managed Allocation Series: Conservative Portfolio (8/05)    2005        1.021           1.028                 -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.002           1.044                 -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.063            88,466

   Managed Allocation Series: Moderate-Conservative
   Portfolio (5/05)                                            2005        1.000           1.035                 -

   Mercury Large Cap Core Portfolio (8/00)                     2005        1.239           1.361           161,893
                                                               2004        1.090           1.239           177,695
                                                               2003        1.000           1.090            46,178

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                   NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT   OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR      END OF YEAR
----------------------------------------------------------     ----    -------------   -------------   ---------------
   MFS Emerging Growth Portfolio (4/00)                        2005        1.223           1.186                 -
                                                               2004        1.106           1.223               585
                                                               2003        1.000           1.106                 -

   MFS Mid Cap Growth Portfolio (5/00)                         2005        1.267           1.281            29,376
                                                               2004        1.132           1.267                 -
                                                               2003        1.000           1.132                 -

   MFS Total Return Portfolio (6/00)                           2005        1.180           1.191         2,084,341
                                                               2004        1.079           1.180           786,907
                                                               2003        1.000           1.079            56,756

   MFS Value Portfolio (5/04)                                  2005        1.118           1.167           144,705
                                                               2004        1.000           1.118             2,901

   Mondrian International Stock Portfolio (5/00)               2005        1.316           1.413           209,506
                                                               2004        1.159           1.316            73,721
                                                               2003        1.000           1.159                 -

   Pioneer Fund Portfolio (5/03)                               2005        1.229           1.277           131,401
                                                               2004        1.127           1.229            25,906
                                                               2003        1.000           1.127                 -

   Pioneer Mid Cap Value Portfolio (6/05)                      2005        1.019           1.060                 -

   Pioneer Strategic Income Portfolio (5/00)                   2005        1.174           1.194           541,424
                                                               2004        1.079           1.174           159,052
                                                               2003        1.000           1.079                 -

   Strategic Equity Portfolio (11/99)                          2005        1.208           1.208                 -
                                                               2004        1.117           1.208                 -
                                                               2003        1.000           1.117                 -

   Style Focus Series: Small Cap Growth Portfolio (5/05)       2005        1.000           1.133             2,946

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        0.987           1.106             2,986

   Travelers Managed Income Portfolio (5/01)                   2005        1.039           1.032           794,152
                                                               2004        1.030           1.039           300,557
                                                               2003        1.000           1.030             1,863

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                  NUMBER OF UNITS
                                                                       BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                            PORTFOLIO NAME                       YEAR      YEAR        END OF YEAR      END OF YEAR
---------------------------------------------------------------  ----  -------------  -------------   ---------------
   Van Kampen Enterprise Portfolio (8/00)                        2005      1.150          1.216             10,973
                                                                 2004      1.129          1.150              2,766
                                                                 2003      1.000          1.129              1,323

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares (9/03)   2005      0.990          0.994            132,655
                                                                 2004      0.998          0.990             29,057
                                                                 2003      1.000          0.998                  -

   Smith Barney Aggressive Growth Portfolio (12/99)              2005      1.225          1.342            998,210
                                                                 2004      1.136          1.225            420,028
                                                                 2003      1.000          1.136             12,270

   Smith Barney High Income Portfolio (5/01)                     2005      1.193          1.201            560,720
                                                                 2004      1.102          1.193            369,138
                                                                 2003      1.000          1.102             19,889

   Smith Barney Large Capitalization Growth Portfolio (11/99)    2005      1.151          1.187            420,938
                                                                 2004      1.169          1.151            191,006
                                                                 2003      1.000          1.169                  -

   Smith Barney Mid Cap Core Portfolio (11/99)                   2005      1.255          1.333            197,562
                                                                 2004      1.159          1.255            147,977
                                                                 2003      1.000          1.159              4,777

   Smith Barney Money Market Portfolio (7/00)                    2005      0.984          0.992            503,397
                                                                 2004      0.995          0.984            290,348
                                                                 2003      1.000          0.995             46,545

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (4/00)             2005      1.171          1.240             88,157
                                                                 2004      1.116          1.171             47,346
                                                                 2003      1.000          1.116             13,162

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio (5/01)  2005      1.400          1.441            110,893
                                                                 2004      1.235          1.400             25,352
                                                                 2003      1.000          1.235                  -

                        CONDENSED FINANCIAL INFORMATION

                                                                 UNIT VALUE AT                   NUMBER OF UNITS
                                                                 BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                  PORTFOLIO NAME                       YEAR          YEAR         END OF YEAR      END OF YEAR
--------------------------------------------------     ----      -------------   -------------   ---------------
Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (12/99)     2005           1.291          1.480            957,725
                                                       2004           1.141          1.291            468,766
                                                       2003           1.000          1.141             44,231

   Mid Cap Portfolio - Service Class 2 (5/01)          2005           1.465          1.696            614,341
                                                       2004           1.198          1.465            163,930
                                                       2003           1.000          1.198                  -

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                       SEPARATE ACCOUNT CHARGES 2.00% (B)

                                                                              UNIT VALUE AT                     NUMBER OF UNITS
                                                                              BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                            PORTFOLIO NAME                          YEAR          YEAR          END OF YEAR       END OF YEAR
-----------------------------------------------------------------   ----      -------------    -------------    ---------------
   Capital Appreciation Fund (5/00)                                 2005           1.389           1.610                  -
                                                                    2004           1.186           1.389                  -
                                                                    2003           0.968           1.186                  -
                                                                    2002           1.000           0.968                  -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B (5/02)   2005           1.356           1.391              4,018
                                                                    2004           1.244           1.356              4,023
                                                                    2003           0.960           1.244              4,025
                                                                    2002           1.000           0.960                  -

   AllianceBernstein Large-Cap Growth Portfolio - Class B (11/99)   2005           1.217           1.370                  -
                                                                    2004           1.146           1.217                  -

                                                                    2003           0.948           1.146                  -
                                                                    2002           1.000           0.948                  -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                      2005           1.452           1.624             44,913
                                                                    2004           1.305           1.452             48,619
                                                                    2003           0.984           1.305             14,702
                                                                    2002           1.000           0.984                  -

   Growth Fund - Class 2 Shares (12/99)                             2005           1.420           1.618            312,331
                                                                    2004           1.288           1.420             62,507
                                                                    2003           0.961           1.288             28,789
                                                                    2002           1.000           0.961                  -

   Growth-Income Fund - Class 2 Shares (3/00)                       2005           1.364           1.415            329,811
                                                                    2004           1.261           1.364             67,721
                                                                    2003           0.971           1.261             34,172
                                                                    2002           1.000           0.971                  -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)                 2005           1.701           1.787              2,411
                                                                    2004           1.321           1.701                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                           UNIT VALUE AT                   NUMBER OF UNITS
                                                                            BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                            PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------------   ----   -------------   -------------   ---------------
   Delaware VIP REIT Series - Standard Class  (continued)           2003       1.005           1.321                 -
                                                                    2002       1.000           1.005                 -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)          2005       1.202           1.298                 -
                                                                    2004       1.074           1.202                 -
                                                                    2003       1.000           1.074                 -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)        2005       1.200           1.295                 -
                                                                    2004       1.067           1.200                 -
                                                                    2003       1.000           1.067                 -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)         2005       1.000           1.048                 -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2 Shares
   (4/00)                                                           2005       1.424           1.463                 -
                                                                    2004       1.303           1.424                 -
                                                                    2003       0.969           1.303                 -
                                                                    2002       1.000           0.969                 -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)            2005       1.347           1.459             9,384
                                                                    2004       1.220           1.347             7,977
                                                                    2003       0.994           1.220             8,525
                                                                    2002       1.000           0.994                 -

   Templeton Developing Markets Securities Fund - Class 2 Shares
   (5/03)                                                           2005       1.763           2.202             1,822
                                                                    2004       1.442           1.763                 -
                                                                    2003       1.000           1.442                 -

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)        2005       1.489           1.608            35,105
                                                                    2004       1.281           1.489            33,262
                                                                    2003       0.989           1.281            19,255
                                                                    2002       1.000           0.989                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                      UNIT VALUE AT                   NUMBER OF UNITS
                                                                      BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                            PORTFOLIO NAME                    YEAR        YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------   ----    -------------   -------------   ---------------
   Templeton Growth Securities Fund - Class 2 Shares (5/02)   2005         1.438          1.535              5,269
                                                              2004         1.265          1.438              3,817
                                                              2003         0.976          1.265              4,335
                                                              2002         1.000          0.976                  -

Greenwich Street Series Fund
   Appreciation Portfolio (4/00)                              2005         1.272          1.300             83,380
                                                              2004         1.193          1.272             86,821
                                                              2003         0.977          1.193             56,139
                                                              2002         1.000          0.977                  -

   Diversified Strategic Income Portfolio (2/01)              2005         1.158          1.164            130,459
                                                              2004         1.106          1.158            132,433
                                                              2003         1.010          1.106            132,433
                                                              2002         1.000          1.010                  -

   Equity Index Portfolio - Class II Shares (2/01)            2005         1.308          1.337                  -
                                                              2004         1.211          1.308             16,232
                                                              2003         0.967          1.211                  -
                                                              2002         1.000          0.967                  -

   Fundamental Value Portfolio (4/01)                         2005         1.392          1.430             90,531
                                                              2004         1.312          1.392            100,835
                                                              2003         0.966          1.312             34,716
                                                              2002         1.000          0.966                  -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)           2005         1.533          1.684              3,614
                                                              2004         1.298          1.533                  -
                                                              2003         0.983          1.298                  -
                                                              2002         1.000          0.983                  -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)               2005         1.498          1.527                  -
                                                              2004         1.330          1.498                  -
                                                              2003         1.000          1.330                  -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                         2005         1.369          1.385             42,459
                                                              2004         1.239          1.369              7,792
                                                              2003         1.000          1.239              8,654

                         CONDENSED FINANCIAL INFORMATION

                                                                         UNIT VALUE AT                   NUMBER OF UNITS
                                                                          BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                            PORTFOLIO NAME                        YEAR       YEAR         END OF YEAR      END OF YEAR
---------------------------------------------------------------   ----   -------------   -------------   ---------------
   Mid-Cap Value Portfolio (5/03)                                 2005        1.525          1.618            37,584
                                                                  2004        1.255          1.525            12,377
                                                                  2003        1.000          1.255                 -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)            2005        1.114          1.115             4,299
                                                                  2004        1.044          1.114                 -
                                                                  2003        1.000          1.044                 -

   Total Return Portfolio - Administrative Class (5/01)           2005        1.071          1.076            58,308
                                                                  2004        1.042          1.071            46,736
                                                                  2003        1.012          1.042            44,582
                                                                  2002        1.000          1.012                 -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares (5/01)   2005        1.427          1.569             8,851
                                                                  2004        1.253          1.427             8,851
                                                                  2003        0.994          1.253             8,851
                                                                  2002        1.000          0.994                 -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)        2005        1.773          1.860            10,786
                                                                  2004        1.433          1.773            10,791
                                                                  2003        0.977          1.433                 -
                                                                  2002        1.000          0.977                 -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                                  2005        1.389          1.417            22,130
                                                                  2004        1.308          1.389            14,493
                                                                  2003        0.960          1.308            14,500
                                                                  2002        1.000          0.960                 -

   Investors Fund - Class I (5/01)                                2005        1.345          1.405                 -
                                                                  2004        1.243          1.345            58,340
                                                                  2003        0.958          1.243                 -
                                                                  2002        1.000          0.958                 -

   Small Cap Growth Fund - Class I (3/01)                         2005        1.597          1.642                 -
                                                                  2004        1.415          1.597                 -
                                                                  2003        0.970          1.415                 -
                                                                  2002        1.000          0.970                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
                            PORTFOLIO NAME                             YEAR      YEAR        END OF YEAR     END OF YEAR
---------------------------------------------------------------------  ----  -------------  -------------  ---------------
Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)                     2005       1.181        1.156                 -
                                                                       2004       1.166        1.181                 -
                                                                       2003       0.963        1.166                 -
                                                                       2002       1.000        0.963                 -

   Smith Barney Premier Selections All Cap Growth Portfolio (5/01)     2005       1.274        1.328                 -
                                                                       2004       1.263        1.274                 -
                                                                       2003       0.960        1.263                 -
                                                                       2002       1.000        0.960                 -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value (10/02)    2005       1.305        1.347           623,565
                                                                       2004       1.249        1.305           644,058
                                                                       2003       0.969        1.249           466,149
                                                                       2002       1.000        0.969                 -

   Multiple Discipline Portfolio - Balanced All Cap Growth and Value
   (10/02)                                                             2005       1.205        1.231            40,849
                                                                       2004       1.171        1.205            39,058
                                                                       2003       0.979        1.171             3,180
                                                                       2002       1.000        0.979                 -

   Multiple Discipline Portfolio - Global All Cap Growth and Value
   (10/02)                                                             2005       1.341        1.401            27,616
                                                                       2004       1.241        1.341            29,286
                                                                       2003       0.963        1.241            29,286
                                                                       2002       1.000        0.963                 -

   Multiple Discipline Portfolio - Large Cap Growth and Value (10/02)  2005       1.272        1.291            44,099
                                                                       2004       1.216        1.272            25,985
                                                                       2003       0.962        1.216                 -
                                                                       2002       1.000        0.962                 -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                           2005       1.279        1.364             8,374
                                                                       2004       1.226        1.279             8,383
                                                                       2003       0.967        1.226             5,578
                                                                       2002       1.000        0.967                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                         UNIT VALUE AT                   NUMBER OF UNITS
                                                                          BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                         PORTFOLIO NAME                            YEAR      YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------------  ----  -------------   -------------   ---------------
Equity Income Portfolio (4/00)                                     2005      1.327           1.359             13,055
                                                                   2004      1.232           1.327              8,460
                                                                   2003      0.958           1.232              5,654
                                                                   2002      1.000           0.958                  -

Large Cap Portfolio (11/99)                                        2005      1.233           1.314             20,495
                                                                   2004      1.181           1.233              4,359
                                                                   2003      0.967           1.181              2,910
                                                                   2002      1.000           0.967                  -

Managed Allocation Series: Aggressive Portfolio (6/05)             2005      1.000           1.075                  -

Managed Allocation Series: Conservative Portfolio (8/05)           2005      1.021           1.028                  -

Managed Allocation Series: Moderate Portfolio (6/05)               2005      1.002           1.044                  -

Managed Allocation Series: Moderate-Aggressive Portfolio (5/05)    2005      1.000           1.062                  -

Managed Allocation Series: Moderate-Conservative Portfolio (5/05)  2005      1.000           1.035                  -

Mercury Large Cap Core Portfolio (8/00)                            2005      1.313           1.442              2,699
                                                                   2004      1.156           1.313                  -
                                                                   2003      0.973           1.156                  -
                                                                   2002      1.000           0.973                  -

MFS Emerging Growth Portfolio (4/00)                               2005      1.358           1.317                  -
                                                                   2004      1.229           1.358              4,075
                                                                   2003      0.971           1.229              4,077
                                                                   2002      1.000           0.971                  -

MFS Mid Cap Growth Portfolio (5/00)                                2005      1.463           1.478            119,921
                                                                   2004      1.308           1.463                  -
                                                                   2003      0.974           1.308                  -
                                                                   2002      1.000           0.974                  -

MFS Total Return Portfolio (6/00)                                  2005      1.230           1.242            124,916
                                                                   2004      1.126           1.230            121,385

                         CONDENSED FINANCIAL INFORMATION

                                                               UNIT VALUE AT                     NUMBER OF UNITS
                                                               BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                         PORTFOLIO NAME                 YEAR       YEAR          END OF YEAR       END OF YEAR
-----------------------------------------------------   ----   -------------    -------------    ---------------
MFS Total Return Portfolio  (continued)                 2003       0.986             1.126            75,188
                                                        2002       1.000             0.986                 -

MFS Value Portfolio (5/04)                              2005       1.118             1.166           244,454
                                                        2004       1.000             1.118                 -

Mondrian International Stock Portfolio (5/00)           2005       1.432             1.537                 -
                                                        2004       1.262             1.432                 -
                                                        2003       1.001             1.262                 -
                                                        2002       1.000             1.001                 -

Pioneer Fund Portfolio (5/03)                           2005       1.320             1.372                 -
                                                        2004       1.212             1.320                 -
                                                        2003       1.000             1.212                 -

Pioneer Mid Cap Value Portfolio (6/05)                  2005       1.019             1.060                 -

Pioneer Strategic Income Portfolio (5/00)               2005       1.285             1.306             1,456
                                                        2004       1.181             1.285                 -
                                                        2003       1.008             1.181                 -
                                                        2002       1.000             1.008                 -

Strategic Equity Portfolio (11/99)                      2005       1.361             1.361                 -
                                                        2004       1.260             1.361                 -
                                                        2003       0.969             1.260                 -
                                                        2002       1.000             0.969                 -

Style Focus Series: Small Cap Growth Portfolio (5/05)   2005       1.000             1.133                 -

Style Focus Series: Small Cap Value Portfolio (5/05)    2005       0.987             1.105                 -

Travelers Managed Income Portfolio (5/01)               2005       1.087             1.080                 -
                                                        2004       1.078             1.087                 -
                                                        2003       1.014             1.078                 -
                                                        2002       1.000             1.014                 -

Van Kampen Enterprise Portfolio (8/00)                  2005       1.211             1.280                 -
                                                        2004       1.190             1.211                 -
                                                        2003       0.966             1.190                 -
                                                        2002       1.000             0.966                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                          UNIT VALUE AT                   NUMBER OF UNITS
                                                                           BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                            PORTFOLIO NAME                        YEAR         YEAR        END OF YEAR      END OF YEAR
---------------------------------------------------------------   ----    -------------   -------------   ---------------
Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares (9/03)    2005         0.989           0.993                -
                                                                  2004         0.998           0.989                -
                                                                  2003         1.000           0.998                -

   Smith Barney Aggressive Growth Portfolio (12/99)               2005         1.351           1.479          159,173
                                                                  2004         1.254           1.351          159,343
                                                                  2003         0.951           1.254           62,697
                                                                  2002         1.000           0.951                -

   Smith Barney High Income Portfolio (5/01)                      2005         1.363           1.371           32,240
                                                                  2004         1.259           1.363          111,285
                                                                  2003         1.007           1.259          116,508
                                                                  2002         1.000           1.007                -

   Smith Barney Large Capitalization Growth Portfolio (11/99)     2005         1.346           1.388           37,533
                                                                  2004         1.369           1.346           64,127
                                                                  2003         0.946           1.369                -
                                                                  2002         1.000           0.946                -

   Smith Barney Mid Cap Core Portfolio (11/99)                    2005         1.345           1.428                -
                                                                  2004         1.242           1.345           26,737
                                                                  2003         0.977           1.242                -
                                                                  2002         1.000           0.977                -

   Smith Barney Money Market Portfolio (7/00)                     2005         0.975           0.983           22,058
                                                                  2004         0.986           0.975                -
                                                                  2003         1.000           0.986                -
                                                                  2002         1.000           1.000                -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (4/00)              2005         1.257           1.329                -
                                                                  2004         1.198           1.257                -
                                                                  2003         0.959           1.198                -
                                                                  2002         1.000           0.959                -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio (5/01)   2005         1.537           1.580                -
                                                                  2004         1.356           1.537                -

                         CONDENSED FINANCIAL INFORMATION

                                                                                UNIT VALUE AT                    NUMBER OF UNITS
                                                                                 BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                            PORTFOLIO NAME                              YEAR        YEAR         END OF YEAR       END OF YEAR
---------------------------------------------------------------------   ----    -------------   -------------    ---------------
   Smith Barney Small Cap Growth Opportunities Portfolio  (continued)   2003         0.974          1.356                  -
                                                                        2002         1.000          0.974                  -

Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (12/99)                      2005         1.410          1.615             80,050
                                                                        2004         1.247          1.410              2,583
                                                                        2003         0.991          1.247              2,583
                                                                        2002         1.000          0.991                  -

   Mid Cap Portfolio - Service Class 2 (5/01)                           2005         1.633          1.889             40,951
                                                                        2004         1.336          1.633             40,964
                                                                        2003         0.986          1.336             27,832
                                                                        2002         1.000          0.986                  -

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 2.05%

                                                                           UNIT VALUE AT                   NUMBER OF UNITS
                                                                            BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                            PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------------   ----   -------------   -------------   ---------------
   Capital Appreciation Fund (5/00)                                 2005       1.341           1.553             15,582
                                                                    2004       1.145           1.341                  -
                                                                    2003       1.000           1.145                  -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B (5/02)   2005       1.220           1.251            324,368
                                                                    2004       1.120           1.220             69,813
                                                                    2003       1.000           1.120                  -

   AllianceBernstein Large-Cap Growth Portfolio - Class B (11/99)   2005       1.160           1.305            241,007
                                                                    2004       1.093           1.160                  -
                                                                    2003       1.000           1.093                  -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                      2005       1.320           1.476          1,571,889
                                                                    2004       1.188           1.320            418,416
                                                                    2003       1.000           1.188             12,571

   Growth Fund - Class 2 Shares (12/99)                             2005       1.266           1.442          5,816,470
                                                                    2004       1.149           1.266          1,448,922
                                                                    2003       1.000           1.149              2,496

   Growth-Income Fund - Class 2 Shares (3/00)                       2005       1.240           1.286          7,302,980
                                                                    2004       1.147           1.240          1,766,970
                                                                    2003       1.000           1.147             98,693

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)                 2005       1.471           1.545             18,462
                                                                    2004       1.143           1.471                  -
                                                                    2003       1.000           1.143                  -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)          2005       1.201           1.297             73,812
                                                                    2004       1.074           1.201                  -
                                                                    2003       1.000           1.074                  -

                         CONDENSED FINANCIAL INFORMATION

                                                                           UNIT VALUE AT                   NUMBER OF UNITS
                                                                            BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                            PORTFOLIO NAME                          YEAR       YEAR         END OF YEAR      END OF YEAR
-----------------------------------------------------------------   ----   -------------   -------------   ---------------
   Mercury Value Opportunities V.I. Fund - Class III (11/03)        2005       1.199           1.294           388,532
                                                                    2004       1.067           1.199             2,234
                                                                    2003       1.000           1.067                 -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)         2005       1.000           1.048           333,333

   Franklin Small-Mid Cap Growth Securities Fund - Class 2 Shares
   (4/00)                                                           2005       1.302           1.337           367,838
                                                                    2004       1.193           1.302           155,797
                                                                    2003       1.000           1.193             1,183

   Mutual Shares Securities Fund - Class 2 Shares (5/02)            2005       1.233           1.336         1,148,738
                                                                    2004       1.117           1.233           362,129
                                                                    2003       1.000           1.117            33,112

   Templeton Developing Markets Securities Fund - Class 2 Shares
   (5/03)                                                           2005       1.543           1.927           665,125
                                                                    2004       1.263           1.543            60,640
                                                                    2003       1.000           1.263                 -

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)        2005       1.365           1.474         1,468,418
                                                                    2004       1.176           1.365           334,841
                                                                    2003       1.000           1.176                 -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)         2005       1.320           1.408           839,302
                                                                    2004       1.161           1.320           186,548
                                                                    2003       1.000           1.161                 -

Greenwich Street Series Fund
   Appreciation Portfolio (4/00)                                    2005       1.193           1.219         1,141,745
                                                                    2004       1.120           1.193           508,994
                                                                    2003       1.000           1.120            28,096

   Diversified Strategic Income Portfolio (2/01)                    2005       1.106           1.111           362,760
                                                                    2004       1.057           1.106           289,574
                                                                    2003       1.000           1.057            21,719

                         CONDENSED FINANCIAL INFORMATION

                                                                         UNIT VALUE AT                   NUMBER OF UNITS
                                                                         BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                            PORTFOLIO NAME                        YEAR       YEAR         END OF YEAR      END OF YEAR
---------------------------------------------------------------   ----   -------------   -------------   ---------------
   Equity Index Portfolio - Class II Shares (2/01)                2005       1.220            1.246          421,906
                                                                  2004       1.130            1.220          138,787
                                                                  2003       1.000            1.130           46,185

   Fundamental Value Portfolio (4/01)                             2005       1.239            1.272          846,421
                                                                  2004       1.169            1.239          561,965
                                                                  2003       1.000            1.169            1,718

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)               2005       1.348            1.479           90,523
                                                                  2004       1.142            1.348           21,722
                                                                  2003       1.000            1.142                -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                   2005       1.320            1.345          318,467
                                                                  2004       1.173            1.320           55,847
                                                                  2003       1.000            1.173                -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                             2005       1.259            1.273          640,552
                                                                  2004       1.140            1.259          215,528
                                                                  2003       1.000            1.140                -

   Mid-Cap Value Portfolio (5/03)                                 2005       1.405            1.490          911,562
                                                                  2004       1.156            1.405          195,242
                                                                  2003       1.000            1.156                -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)            2005       1.116            1.116        1,721,354
                                                                  2004       1.046            1.116          321,614
                                                                  2003       1.000            1.046                -

   Total Return Portfolio - Administrative Class (5/01)           2005       1.053            1.057        3,359,573
                                                                  2004       1.025            1.053          692,716
                                                                  2003       1.000            1.025           79,184

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares (5/01)   2005       1.344            1.477                -
                                                                  2004       1.180            1.344                -
                                                                  2003       1.000            1.180                -

                         CONDENSED FINANCIAL INFORMATION

                                                                              UNIT VALUE AT                   NUMBER OF UNITS
                                                                               BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                            PORTFOLIO NAME                             YEAR       YEAR         END OF YEAR      END OF YEAR
--------------------------------------------------------------------   ----   -------------   -------------   ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)             2005        1.529          1.603            203,460
                                                                       2004        1.236          1.529             26,473
                                                                       2003        1.000          1.236                  -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                                       2005        1.242          1.266             47,544
                                                                       2004        1.170          1.242             47,407
                                                                       2003        1.000          1.170                  -

   Investors Fund - Class I (5/01)                                     2005        1.240          1.295             30,398
                                                                       2004        1.147          1.240                866
                                                                       2003        1.000          1.147                  -

   Small Cap Growth Fund - Class I (3/01)                              2005        1.395          1.433             87,329
                                                                       2004        1.237          1.395             25,125
                                                                       2003        1.000          1.237                  -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)                     2005        1.116          1.091             71,237
                                                                       2004        1.101          1.116             25,881
                                                                       2003        1.000          1.101             19,652

   Smith Barney Premier Selections All Cap Growth Portfolio (5/01)     2005        1.160          1.209             17,249
                                                                       2004        1.151          1.160                  -
                                                                       2003        1.000          1.151                  -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value (10/02)    2005        1.179          1.216          6,754,944
                                                                       2004        1.129          1.179          3,163,455
                                                                       2003        1.000          1.129                  -

   Multiple Discipline Portfolio - Balanced All Cap Growth and Value
   (10/02)                                                             2005        1.120          1.144          6,775,659
                                                                       2004        1.089          1.120          1,814,630
                                                                       2003        1.000          1.089             56,399

                         CONDENSED FINANCIAL INFORMATION

                                                                               UNIT VALUE AT                   NUMBER OF UNITS
                                                                                BEGINNING OF   UNIT VALUE AT    OUTSTANDING AT
                            PORTFOLIO NAME                              YEAR        YEAR        END OF YEAR      END OF YEAR
---------------------------------------------------------------------   ----   -------------   -------------   ---------------
   Multiple Discipline Portfolio - Global All Cap Growth and Value
   (10/02)                                                              2005        1.232           1.286        2,361,692
                                                                        2004        1.140           1.232          559,469
                                                                        2003        1.000           1.140                -

   Multiple Discipline Portfolio - Large Cap Growth and Value (10/02)   2005        1.174           1.191        1,219,169
                                                                        2004        1.122           1.174           70,565
                                                                        2003        1.000           1.122                -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                            2005        1.186           1.264          197,321
                                                                        2004        1.137           1.186           11,931
                                                                        2003        1.000           1.137                -

   Equity Income Portfolio (4/00)                                       2005        1.219           1.248          597,391
                                                                        2004        1.133           1.219           63,101
                                                                        2003        1.000           1.133           21,231

   Large Cap Portfolio (11/99)                                          2005        1.172           1.249           44,437
                                                                        2004        1.123           1.172           14,345
                                                                        2003        1.000           1.123                -

   Managed Allocation Series: Aggressive Portfolio (6/05)               2005        1.000           1.074            4,241

   Managed Allocation Series: Conservative Portfolio (8/05)             2005        1.021           1.028                -

   Managed Allocation Series: Moderate Portfolio (6/05)                 2005        1.002           1.043          598,255

   Managed Allocation Series: Moderate-Aggressive Portfolio (5/05)      2005        1.000           1.062          914,988

   Managed Allocation Series: Moderate-Conservative Portfolio (5/05)    2005        1.000           1.035          117,413

   Mercury Large Cap Core Portfolio (8/00)                              2005        1.237           1.358           95,543
                                                                        2004        1.090           1.237           10,421
                                                                        2003        1.000           1.090            1,812

                         CONDENSED FINANCIAL INFORMATION

                                                                UNIT VALUE AT                    NUMBER OF UNITS
                                                                 BEGINNING OF   UNIT VALUE AT     OUTSTANDING AT
                   PORTFOLIO NAME                       YEAR         YEAR        END OF YEAR       END OF YEAR
-----------------------------------------------------   ----    -------------   -------------    ---------------
MFS Emerging Growth Portfolio (4/00)                    2005         1.221           1.184                  -
                                                        2004         1.106           1.221             18,394
                                                        2003         1.000           1.106                  -

MFS Mid Cap Growth Portfolio (5/00)                     2005         1.265           1.278             44,347
                                                        2004         1.132           1.265                  -
                                                        2003         1.000           1.132                  -

MFS Total Return Portfolio (6/00)                       2005         1.178           1.188          2,684,475
                                                        2004         1.079           1.178            984,342
                                                        2003         1.000           1.079             69,945

MFS Value Portfolio (5/04)                              2005         1.117           1.165            914,698
                                                        2004         1.000           1.117            116,014

Mondrian International Stock Portfolio (5/00)           2005         1.314           1.410            514,753
                                                        2004         1.159           1.314            113,964
                                                        2003         1.000           1.159                  -

Pioneer Fund Portfolio (5/03)                           2005         1.227           1.274            168,161
                                                        2004         1.127           1.227             90,074
                                                        2003         1.000           1.127             13,260

Pioneer Mid Cap Value Portfolio (6/05)                  2005         1.019           1.059             37,255

Pioneer Strategic Income Portfolio (5/00)               2005         1.173           1.191            848,537
                                                        2004         1.079           1.173            288,907
                                                        2003         1.000           1.079                  -

Strategic Equity Portfolio (11/99)                      2005         1.206           1.206                  -
                                                        2004         1.117           1.206                  -
                                                        2003         1.000           1.117                  -

Style Focus Series: Small Cap Growth Portfolio (5/05)   2005         1.000           1.133             34,973

Style Focus Series: Small Cap Value Portfolio (5/05)    2005         0.987           1.105             31,332

Travelers Managed Income Portfolio (5/01)               2005         1.037           1.030            449,974
                                                        2004         1.029           1.037            118,574
                                                        2003         1.000           1.029             39,493

                         CONDENSED FINANCIAL INFORMATION

                                                                         UNIT VALUE AT                    NUMBER OF UNITS
                                                                          BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                            PORTFOLIO NAME                        YEAR        YEAR         END OF YEAR      END OF YEAR
---------------------------------------------------------------   ----   -------------    -------------   ---------------
   Van Kampen Enterprise Portfolio (8/00)                         2005        1.149            1.213             7,209
                                                                  2004        1.129            1.149                 -
                                                                  2003        1.000            1.129                 -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares (9/03)    2005        0.989            0.991           611,166
                                                                  2004        0.997            0.989            41,912
                                                                  2003        1.000            0.997            13,532

   Smith Barney Aggressive Growth Portfolio (12/99)               2005        1.224            1.338         1,563,195
                                                                  2004        1.136            1.224           771,612
                                                                  2003        1.000            1.136            63,097

   Smith Barney High Income Portfolio (5/01)                      2005        1.192            1.198           743,842
                                                                  2004        1.101            1.192           348,505
                                                                  2003        1.000            1.101            10,982

   Smith Barney Large Capitalization Growth Portfolio (11/99)     2005        1.149            1.185           465,960
                                                                  2004        1.169            1.149           187,376
                                                                  2003        1.000            1.169                 -

   Smith Barney Mid Cap Core Portfolio (11/99)                    2005        1.253            1.330           200,849
                                                                  2004        1.158            1.253           105,261
                                                                  2003        1.000            1.158            49,733

   Smith Barney Money Market Portfolio (7/00)                     2005        0.983            0.990           666,004
                                                                  2004        0.994            0.983           617,070
                                                                  2003        1.000            0.994                 -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (4/00)              2005        1.170            1.237            84,467
                                                                  2004        1.116            1.170            19,007
                                                                  2003        1.000            1.116                 -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio (5/01)   2005        1.398            1.437           319,805
                                                                  2004        1.235            1.398            74,374
                                                                  2003        1.000            1.235                 -

                         CONDENSED FINANCIAL INFORMATION

                                                           UNIT VALUE                  NUMBER OF UNITS
                                                          AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                  PORTFOLIO NAME                    YEAR   OF YEAR       END OF YEAR     END OF YEAR
-------------------------------------------------   ----  ------------  -------------  ---------------
Variable Insurance Products Fund
  Contrafund(R) Portfolio - Service Class (12/99)   2005     1.289          1.476        1,466,285
                                                    2004     1.141          1.289          235,973
                                                    2003     1.000          1.141           77,787

  Mid Cap Portfolio - Service Class 2 (5/01)        2005     1.463          1.692          753,845
                                                    2004     1.198          1.463          122,159
                                                    2003     1.000          1.198            1,675

                         CONDENSED FINANCIAL INFORMATION

                         SEPARATE ACCOUNT CHARGES 2.10%

                                                                          UNIT VALUE                  NUMBER OF UNITS
                                                                         AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                        PORTFOLIO NAME                             YEAR     OF YEAR     END OF YEAR     END OF YEAR
-----------------------------------------------------------------  ----  ------------  -------------  ---------------
   Capital Appreciation Fund (5/00)                                2005      1.340         1.551               -
                                                                   2004      1.145         1.340               -
                                                                   2003      1.000         1.145               -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B (5/02)  2005      1.220         1.249               -
                                                                   2004      1.120         1.220               -
                                                                   2003      1.000         1.120               -

   AllianceBernstein Large-Cap Growth Portfolio - Class B (11/99)  2005      1.159         1.304               -
                                                                   2004      1.093         1.159               -
                                                                   2003      1.000         1.093               -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                     2005      1.319         1.474          31,243
                                                                   2004      1.187         1.319          14,907
                                                                   2003      1.000         1.187               -

   Growth Fund - Class 2 Shares (12/99)                            2005      1.266         1.440          17,786
                                                                   2004      1.149         1.266           5,032
                                                                   2003      1.000         1.149               -

   Growth-Income Fund - Class 2 Shares (3/00)                      2005      1.239         1.284          48,714
                                                                   2004      1.147         1.239          22,820
                                                                   2003      1.000         1.147               -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)                2005      1.470         1.543               -
                                                                   2004      1.143         1.470               -
                                                                   2003      1.000         1.143               -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)         2005      1.201         1.295               -
                                                                   2004      1.074         1.201               -
                                                                   2003      1.000         1.074               -

                         CONDENSED FINANCIAL INFORMATION

                                                                          UNIT VALUE                  NUMBER OF UNITS
                                                                         AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                            PORTFOLIO NAME                         YEAR    OF YEAR      END OF YEAR     END OF YEAR
-----------------------------------------------------------------  ----  ------------  -------------  ---------------
   Mercury Value Opportunities V.I. Fund - Class III (11/03)       2005      1.199         1.293              -
                                                                   2004      1.067         1.199              -
                                                                   2003      1.000         1.067              -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)        2005      1.000         1.048          3,877

   Franklin Small-Mid Cap Growth Securities Fund - Class 2 Shares
   (4/00)                                                          2005      1.302         1.336              -
                                                                   2004      1.192         1.302              -
                                                                   2003      1.000         1.192              -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)           2005      1.232         1.334          3,067
                                                                   2004      1.117         1.232              -
                                                                   2003      1.000         1.117              -

   Templeton Developing Markets Securities Fund - Class 2 Shares
   (5/03)                                                          2005      1.542         1.924         13,893
                                                                   2004      1.263         1.542         10,047
                                                                   2003      1.000         1.263              -

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)       2005      1.364         1.472         13,723
                                                                   2004      1.175         1.364          7,082
                                                                   2003      1.000         1.175              -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)        2005      1.319         1.406              -
                                                                   2004      1.161         1.319              -
                                                                   2003      1.000         1.161              -

Greenwich Street Series Fund

   Appreciation Portfolio (4/00)                                   2005      1.192         1.218              -
                                                                   2004      1.119         1.192              -
                                                                   2003      1.000         1.119              -

   Diversified Strategic Income Portfolio (2/01)                   2005      1.105         1.110              -
                                                                   2004      1.057         1.105              -
                                                                   2003      1.000         1.057              -

                         CONDENSED FINANCIAL INFORMATION

                                                                UNIT VALUE                  NUMBER OF UNITS
                                                               AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                 PORTFOLIO NAME                          YEAR    OF YEAR      END OF YEAR     END OF YEAR
-------------------------------------------------------  ----  ------------  -------------  ---------------
   Equity Index Portfolio - Class II Shares (2/01)       2005     1.219          1.245              -
                                                         2004     1.130          1.219              -
                                                         2003     1.000          1.130              -

   Fundamental Value Portfolio (4/01)                    2005     1.238          1.271              -
                                                         2004     1.169          1.238              -
                                                         2003     1.000          1.169              -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)      2005     1.347          1.478          9,373
                                                         2004     1.142          1.347          4,813
                                                         2003     1.000          1.142              -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)          2005     1.320          1.344              -
                                                         2004     1.173          1.320              -
                                                         2003     1.000          1.173              -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                    2005     1.258          1.272              -
                                                         2004     1.140          1.258              -
                                                         2003     1.000          1.140              -

   Mid-Cap Value Portfolio (5/03)                        2005     1.404          1.488         16,134
                                                         2004     1.156          1.404          6,909
                                                         2003     1.000          1.156              -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)   2005     1.115          1.115         15,721
                                                         2004     1.046          1.115         15,726
                                                         2003     1.000          1.046              -

   Total Return Portfolio - Administrative Class (5/01)  2005     1.052          1.056          2,887
                                                         2004     1.024          1.052              -
                                                         2003     1.000          1.024              -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB
   Shares (5/01)                                         2005     1.343          1.475              -
                                                         2004     1.180          1.343              -
                                                         2003     1.000          1.180              -

                         CONDENSED FINANCIAL INFORMATION

                                                                             UNIT VALUE                  NUMBER OF UNITS
                                                                            AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                            PORTFOLIO NAME                            YEAR     OF YEAR     END OF YEAR     END OF YEAR
--------------------------------------------------------------------  ----  ------------  -------------  ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)            2005     1.528          1.601           8,267
                                                                      2004     1.236          1.528           4,239
                                                                      2003     1.000          1.236               -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                                      2005     1.241          1.264               -
                                                                      2004     1.170          1.241               -
                                                                      2003     1.000          1.170               -

   Investors Fund - Class I (5/01)                                    2005     1.240          1.293               -
                                                                      2004     1.147          1.240               -
                                                                      2003     1.000          1.147               -

   Small Cap Growth Fund - Class I (3/01)                             2005     1.394          1.432           9,176
                                                                      2004     1.236          1.394           4,623
                                                                      2003     1.000          1.236               -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)                    2005     1.115          1.090               -
                                                                      2004     1.101          1.115               -
                                                                      2003     1.000          1.101               -

   Smith Barney Premier Selections All Cap Growth Portfolio (5/01)    2005     1.160          1.207               -
                                                                      2004     1.151          1.160               -
                                                                      2003     1.000          1.151               -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value (10/02)   2005     1.179          1.215          27,895
                                                                      2004     1.129          1.179               -
                                                                      2003     1.000          1.129               -

   Multiple Discipline Portfolio - Balanced All Cap Growth and Value
   (10/02)                                                            2005     1.120          1.143         132,477
                                                                      2004     1.089          1.120               -
                                                                      2003     1.000          1.089               -

                         CONDENSED FINANCIAL INFORMATION

                                                                              UNIT VALUE                  NUMBER OF UNITS
                                                                             AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                         PORTFOLIO NAME                                YEAR    OF YEAR      END OF YEAR     END OF YEAR
---------------------------------------------------------------------  ----  ------------  -------------  ---------------
   Multiple Discipline Portfolio - Global All Cap Growth and Value
   (10/02)                                                             2005      1.231         1.284              -
                                                                       2004      1.140         1.231              -
                                                                       2003      1.000         1.140              -

   Multiple Discipline Portfolio - Large Cap Growth and Value (10/02)  2005      1.173         1.189         14,076
                                                                       2004      1.122         1.173              -
                                                                       2003      1.000         1.122              -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                           2005      1.185         1.262              -
                                                                       2004      1.136         1.185              -
                                                                       2003      1.000         1.136              -

   Equity Income Portfolio (4/00)                                      2005      1.218         1.246              -
                                                                       2004      1.132         1.218              -
                                                                       2003      1.000         1.132              -

   Large Cap Portfolio (11/99)                                         2005      1.172         1.247              -
                                                                       2004      1.123         1.172              -
                                                                       2003      1.000         1.123              -

   Managed Allocation Series: Aggressive Portfolio (6/05)              2005      1.000         1.074              -

   Managed Allocation Series: Conservative Portfolio (8/05)            2005      1.021         1.027              -

   Managed Allocation Series: Moderate Portfolio (6/05)                2005      1.002         1.043              -

   Managed Allocation Series: Moderate-Aggressive Portfolio (5/05)     2005      1.000         1.062              -

   Managed Allocation Series: Moderate-Conservative Portfolio (5/05)   2005      1.000         1.034              -

   Mercury Large Cap Core Portfolio (8/00)                             2005      1.236         1.357              -
                                                                       2004      1.090         1.236              -
                                                                       2003      1.000         1.090              -

                         CONDENSED FINANCIAL INFORMATION

                                                              UNIT VALUE                  NUMBER OF UNITS
                                                             AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                  PORTFOLIO NAME                       YEAR    OF YEAR      END OF YEAR     END OF YEAR
-----------------------------------------------------  ----  ------------  -------------  ---------------
MFS Emerging Growth Portfolio (4/00)                   2005     1.220          1.183              -
                                                       2004     1.105          1.220              -
                                                       2003     1.000          1.105              -

MFS Mid Cap Growth Portfolio (5/00)                    2005     1.264          1.276              -
                                                       2004     1.132          1.264              -
                                                       2003     1.000          1.132              -

MFS Total Return Portfolio (6/00)                      2005     1.177          1.187          3,398
                                                       2004     1.078          1.177              -
                                                       2003     1.000          1.078              -

MFS Value Portfolio (5/04)                             2005     1.117          1.164              -
                                                       2004     1.000          1.117              -

Mondrian International Stock Portfolio (5/00)          2005     1.313          1.408              -
                                                       2004     1.158          1.313              -
                                                       2003     1.000          1.158              -

Pioneer Fund Portfolio (5/03)                          2005     1.226          1.273              -
                                                       2004     1.127          1.226              -
                                                       2003     1.000          1.127              -

Pioneer Mid Cap Value Portfolio (6/05)                 2005     1.019          1.059              -

Pioneer Strategic Income Portfolio (5/00)              2005     1.172          1.190          1,813
                                                       2004     1.079          1.172              -
                                                       2003     1.000          1.079              -

Strategic Equity Portfolio (11/99)                     2005     1.205          1.204              -
                                                       2004     1.116          1.205              -
                                                       2003     1.000          1.116              -

Style Focus Series: Small Cap Growth Portfolio (5/05)  2005     1.000          1.132              -

Style Focus Series: Small Cap Value Portfolio (5/05)   2005     0.986          1.105              -

Travelers Managed Income Portfolio (5/01)              2005     1.036          1.029          2,962
                                                       2004     1.029          1.036              -
                                                       2003     1.000          1.029              -

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE                  NUMBER OF UNITS
                                                                       AT BEGINNING  UNIT VALUE AT   OUTSTANDING AT
                     PORTFOLIO NAME                              YEAR    OF YEAR      END OF YEAR     END OF YEAR
---------------------------------------------------------------  ----  ------------  -------------  ----------------
   Van Kampen Enterprise Portfolio (8/00)                        2005     1.148          1.212              -
                                                                 2004     1.128          1.148              -
                                                                 2003     1.000          1.128              -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares (9/03)   2005     0.988          0.990          7,492
                                                                 2004     0.997          0.988          4,396
                                                                 2003     1.000          0.997              -

   Smith Barney Aggressive Growth Portfolio (12/99)              2005     1.223          1.337          5,298
                                                                 2004     1.136          1.223              -
                                                                 2003     1.000          1.136              -

   Smith Barney High Income Portfolio (5/01)                     2005     1.191          1.197              -
                                                                 2004     1.101          1.191              -
                                                                 2003     1.000          1.101              -

   Smith Barney Large Capitalization Growth Portfolio (11/99)    2005     1.148          1.183              -
                                                                 2004     1.169          1.148              -
                                                                 2003     1.000          1.169              -

   Smith Barney Mid Cap Core Portfolio (11/99)                   2005     1.252          1.328          7,107
                                                                 2004     1.158          1.252          7,109
                                                                 2003     1.000          1.158              -

   Smith Barney Money Market Portfolio (7/00)                    2005     0.982          0.989          3,734
                                                                 2004     0.994          0.982              -
                                                                 2003     1.000          0.994              -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (4/00)             2005     1.169          1.236              -
                                                                 2004     1.115          1.169              -
                                                                 2003     1.000          1.115              -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio (5/01)  2005     1.397          1.436              -
                                                                 2004     1.234          1.397              -
                                                                 2003     1.000          1.234              -

                         CONDENSED FINANCIAL INFORMATION

                                                          UNIT VALUE                  NUMBER OF UNITS
                                                         AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
               PORTFOLIO NAME                      YEAR    OF YEAR      END OF YEAR    END OF YEAR
-------------------------------------------------  ----  ------------  -------------  ---------------
Variable Insurance Products Fund
  Contrafund(R) Portfolio - Service Class (12/99)  2005     1.288          1.474          12,920
                                                   2004     1.141          1.288          10,306
                                                   2003     1.000          1.141               -

  Mid Cap Portfolio - Service Class 2 (5/01)       2005     1.462          1.690           2,304
                                                   2004     1.198          1.462               -
                                                   2003     1.000          1.198               -

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 2.15%

                                                                          UNIT VALUE                   NUMBER OF UNITS
                                                                         AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                    PORTFOLIO NAME                                 YEAR    OF YEAR     END OF YEAR     END OF YEAR
-----------------------------------------------------------------  ----  ------------  -------------  ---------------
   Capital Appreciation Fund (5/00)                                2005      1.171         1.354            24,641
                                                                   2004      1.000         1.171                 -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B (5/02)  2005      1.082         1.108           228,977
                                                                   2004      1.000         1.082                 -

   AllianceBernstein Large-Cap Growth Portfolio - Class B (11/99)  2005      1.059         1.191           174,445
                                                                   2004      1.000         1.059                 -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                     2005      1.114         1.244           940,215
                                                                   2004      1.000         1.114                 -

   Growth Fund - Class 2 Shares (12/99)                            2005      1.087         1.236         2,025,298
                                                                   2004      1.000         1.087            29,474

   Growth-Income Fund - Class 2 Shares (3/00)                      2005      1.066         1.104         1,756,061
                                                                   2004      1.000         1.066            44,503

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)                2005      1.289         1.352            17,851
                                                                   2004      1.000         1.289                 -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)         2005      1.118         1.206            24,634
                                                                   2004      1.000         1.118                 -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)       2005      1.121         1.208            20,066
                                                                   2004      1.000         1.121                 -

                                      302

                         CONDENSED FINANCIAL INFORMATION

                                                                          UNIT VALUE                  NUMBER OF UNITS
                                                                         AT BEGINNING  UNIT VALUE AT  OUTSTANDING AT
                     PORTFOLIO NAME                                YEAR    OF YEAR      END OF YEAR     END OF YEAR
-----------------------------------------------------------------  ----  ------------  -------------  ---------------
Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)        2005      1.000         1.047           132,764

   Franklin Small-Mid Cap Growth Securities Fund - Class 2 Shares
   (4/00)                                                          2005      1.086         1.114                 -
                                                                   2004      1.000         1.086                 -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)           2005      1.101         1.192           114,275
                                                                   2004      1.000         1.101                 -

   Templeton Developing Markets Securities Fund - Class 2 Shares
   (5/03)                                                          2005      1.263         1.575            83,346
                                                                   2004      1.000         1.263                 -

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)       2005      1.157         1.248           455,907
                                                                   2004      1.000         1.157                 -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)        2005      1.121         1.194           176,358
                                                                   2004      1.000         1.121            21,542

Greenwich Street Series Fund
   Appreciation Portfolio (4/00)                                   2005      1.058         1.080           347,634
                                                                   2004      1.000         1.058                 -

   Diversified Strategic Income Portfolio (2/01)                   2005      1.071         1.075                 -
                                                                   2004      1.000         1.071                 -

   Equity Index Portfolio - Class II Shares (2/01)                 2005      1.071         1.093           157,234
                                                                   2004      1.000         1.071                 -

   Fundamental Value Portfolio (4/01)                              2005      1.059         1.086           333,100
                                                                   2004      1.000         1.059                 -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)                2005      1.131         1.240            16,784
                                                                   2004      1.000         1.131                 -

                         CONDENSED FINANCIAL INFORMATION

                                                                        VALUE AT                         NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.127           1.147              65,774
                                                               2004        1.000           1.127                   -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.101           1.112             319,660
                                                               2004        1.000           1.101                   -

   Mid-Cap Value Portfolio (5/03)                              2005        1.162           1.231             291,679
                                                               2004        1.000           1.162                   -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.069           1.068             705,716
                                                               2004        1.000           1.069              14,137

   Total Return Portfolio - Administrative Class (5/01)        2005        1.045           1.048             812,662
                                                               2004        1.000           1.045              19,840

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.160           1.274                   -
                                                               2004        1.000           1.160                   -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.194           1.251             190,483
                                                               2004        1.000           1.194                   -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                               2005        1.058           1.078                   -
                                                               2004        1.000           1.058                   -

   Investors Fund - Class I (5/01)                             2005        1.081           1.127              15,090
                                                               2004        1.000           1.081                   -

   Small Cap Growth Fund - Class I (3/01)                      2005        1.167           1.198              51,022
                                                               2004        1.000           1.167                   -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.017           0.994                   -
                                                               2004        1.000           1.017                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.027           1.069                   -
                                                               2004        1.000           1.027                   -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.040           1.071             627,816
                                                               2004        1.000           1.040                   -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.032           1.053             336,048
                                                               2004        1.000           1.032              45,975

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.068           1.113           1,010,470
                                                               2004        1.000           1.068                   -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.034           1.048               4,328
                                                               2004        1.000           1.034                   -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.056           1.124             222,683
                                                               2004        1.000           1.056                   -

   Equity Income Portfolio (4/00)                              2005        1.103           1.128              98,756
                                                               2004        1.000           1.103                   -

   Large Cap Portfolio (11/99)                                 2005        1.050           1.117                   -
                                                               2004        1.000           1.050                   -

   Managed Allocation Series: Aggressive Portfolio (6/05)      2005        1.000           1.074              43,634

   Managed Allocation Series: Conservative Portfolio (8/05)    2005        1.020           1.027                   -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.002           1.043             663,366

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.061             771,540

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   Managed Allocation Series: Moderate-Conservative
   Portfolio (5/05)                                            2005        1.000           1.034                 104,910

   Mercury Large Cap Core Portfolio (8/00)                     2005        1.125           1.234                   2,189
                                                               2004        1.000           1.125                       -

   MFS Emerging Growth Portfolio (4/00)                        2005        1.083           1.050                       -
                                                               2004        1.000           1.083                       -

   MFS Mid Cap Growth Portfolio (5/00)                         2005        1.075           1.084                   1,025
                                                               2004        1.000           1.075                       -

   MFS Total Return Portfolio (6/00)                           2005        1.097           1.105                 731,289
                                                               2004        1.000           1.097                       -

   MFS Value Portfolio (5/04)                                  2005        1.127           1.175                 116,654
                                                               2004        1.000           1.127                       -

   Mondrian International Stock Portfolio (5/00)               2005        1.146           1.229                 274,047
                                                               2004        1.000           1.146                       -

   Pioneer Fund Portfolio (5/03)                               2005        1.094           1.135                   5,855
                                                               2004        1.000           1.094                       -

   Pioneer Mid Cap Value Portfolio (6/05)                      2005        1.019           1.059                   1,870

   Pioneer Strategic Income Portfolio (5/00)                   2005        1.105           1.121                 134,791
                                                               2004        1.000           1.105                   5,334

   Strategic Equity Portfolio (11/99)                          2005        1.099           1.098                   8,946
                                                               2004        1.000           1.099                       -

   Style Focus Series: Small Cap Growth Portfolio (5/05)       2005        1.000           1.132                   3,889

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        0.986           1.104                   3,984

   Travelers Managed Income Portfolio (5/01)                   2005        1.030           1.022                 153,836
                                                               2004        1.000           1.030                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   Van Kampen Enterprise Portfolio (8/00)                      2005        1.038           1.095               8,838
                                                               2004        1.000           1.038                   -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.999           1.001              11,747
                                                               2004        1.000           0.999                   -

   Smith Barney Aggressive Growth Portfolio (12/99)            2005        1.067           1.166             564,423
                                                               2004        1.000           1.067                   -

   Smith Barney High Income Portfolio (5/01)                   2005        1.086           1.090             106,259
                                                               2004        1.000           1.086                   -

   Smith Barney Large Capitalization Growth Portfolio
   (11/99)                                                     2005        0.991           1.021             105,351
                                                               2004        1.000           0.991                   -

   Smith Barney Mid Cap Core Portfolio (11/99)                 2005        1.096           1.161              11,250
                                                               2004        1.000           1.096                   -

   Smith Barney Money Market Portfolio (7/00)                  2005        0.995           1.001               5,536
                                                               2004        1.000           0.995                   -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (4/00)           2005        1.060           1.120                   -
                                                               2004        1.000           1.060                   -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.170           1.202              42,362
                                                               2004        1.000           1.170               7,051

Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (12/99)             2005        1.109           1.268             523,260
                                                               2004        1.000           1.109                   -

   Mid Cap Portfolio - Service Class 2 (5/01)                  2005        1.228           1.419             262,536
                                                               2004        1.000           1.228              13,438

                         CONDENSED FINANCIAL INFORMATION

                       SEPARATE ACCOUNT CHARGES 2.20% (B)

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   Capital Appreciation Fund (5/00)                            2005        1.384           1.600                   -
                                                               2004        1.183           1.384                   -
                                                               2003        0.968           1.183                   -
                                                               2002        1.000           0.968                   -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.351           1.382              37,059
                                                               2004        1.242           1.351              37,059
                                                               2003        0.960           1.242                   -
                                                               2002        1.000           0.960                   -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                     2005        1.212           1.362                   -
                                                               2004        1.144           1.212                   -
                                                               2003        0.948           1.144                   -
                                                               2002        1.000           0.948                   -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                 2005        1.446           1.614              67,669
                                                               2004        1.303           1.446               9,897
                                                               2003        0.984           1.303                   -
                                                               2002        1.000           0.984                   -

   Growth Fund - Class 2 Shares (12/99)                        2005        1.415           1.608             214,682
                                                               2004        1.285           1.415              76,812
                                                               2003        0.960           1.285                   -
                                                               2002        1.000           0.960                   -

   Growth-Income Fund - Class 2 Shares (3/00)                  2005        1.358           1.406             103,828
                                                               2004        1.258           1.358              46,024
                                                               2003        0.971           1.258                   -
                                                               2002        1.000           0.971                   -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)            2005        1.694           1.776                   -
                                                               2004        1.318           1.694                   -
                                                               2003        1.005           1.318                   -
                                                               2002        1.000           1.005                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.199           1.293                   -
                                                               2004        1.073           1.199                   -
                                                               2003        1.000           1.073                   -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.197           1.290              19,251
                                                               2004        1.067           1.197                   -
                                                               2003        1.000           1.067                   -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.047                   -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (4/00)                                               2005        1.418           1.454              26,978
                                                               2004        1.300           1.418              23,049
                                                               2003        0.969           1.300                   -
                                                               2002        1.000           0.969                   -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.341           1.450              26,983
                                                               2004        1.217           1.341                   -
                                                               2003        0.994           1.217                   -
                                                               2002        1.000           0.994                   -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.757           2.190              60,556
                                                               2004        1.440           1.757               6,217
                                                               2003        1.000           1.440                   -

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)   2005        1.483           1.598              85,320
                                                               2004        1.279           1.483               7,327
                                                               2003        0.989           1.279                   -
                                                               2002        1.000           0.989                   -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.433           1.526               5,708
                                                               2004        1.262           1.433                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   Templeton Growth Securities Fund - Class 2 Shares
   (continued)                                                 2003        0.976           1.262                   -
                                                               2002        1.000           0.976                   -

Greenwich Street Series Fund
   Appreciation Portfolio (4/00)                               2005        1.267           1.292              31,496
                                                               2004        1.190           1.267              26,515
                                                               2003        0.977           1.190                   -
                                                               2002        1.000           0.977                   -

   Diversified Strategic Income Portfolio (2/01)               2005        1.153           1.157                   -
                                                               2004        1.104           1.153                   -
                                                               2003        1.010           1.104               3,284
                                                               2002        1.000           1.010                   -

   Equity Index Portfolio - Class II Shares (2/01)             2005        1.303           1.329                   -
                                                               2004        1.208           1.303                   -
                                                               2003        0.967           1.208                   -
                                                               2002        1.000           0.967                   -

   Fundamental Value Portfolio (4/01)                          2005        1.386           1.421              28,959
                                                               2004        1.310           1.386              28,972
                                                               2003        0.966           1.310                   -
                                                               2002        1.000           0.966                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.527           1.674              27,138
                                                               2004        1.296           1.527              16,511
                                                               2003        0.983           1.296                   -
                                                               2002        1.000           0.983                   -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.493           1.519                   -
                                                               2004        1.329           1.493                   -
                                                               2003        1.000           1.329                   -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.364           1.378              38,601
                                                               2004        1.238           1.364               3,941
                                                               2003        1.000           1.238                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   Mid-Cap Value Portfolio (5/03)                              2005        1.520           1.610              69,714
                                                               2004        1.253           1.520              11,391
                                                               2003        1.000           1.253                   -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.110           1.109             325,632
                                                               2004        1.042           1.110             237,615
                                                               2003        1.000           1.042              27,845

   Total Return Portfolio - Administrative Class (5/01)        2005        1.067           1.069              57,561
                                                               2004        1.040           1.067               1,618
                                                               2003        1.012           1.040                   -
                                                               2002        1.000           1.012                   -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.421           1.560                   -
                                                               2004        1.250           1.421                   -
                                                               2003        0.994           1.250                   -
                                                               2002        1.000           0.994                   -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.765           1.848              23,633
                                                               2004        1.430           1.765               9,211
                                                               2003        0.977           1.430                   -
                                                               2002        1.000           0.977                   -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                               2005        1.383           1.408                   -
                                                               2004        1.305           1.383                   -
                                                               2003        0.960           1.305                   -
                                                               2002        1.000           0.960                   -

   Investors Fund - Class I (5/01)                             2005        1.340           1.396                   -
                                                               2004        1.241           1.340                   -
                                                               2003        0.958           1.241                   -
                                                               2002        1.000           0.958                   -

   Small Cap Growth Fund - Class I (3/01)                      2005        1.591           1.632                   -
                                                               2004        1.412           1.591                   -
                                                               2003        0.970           1.412                   -
                                                               2002        1.000           0.970                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.176           1.149              54,339
                                                               2004        1.163           1.176              27,403
                                                               2003        0.963           1.163                   -
                                                               2002        1.000           0.963                   -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.269           1.320                   -
                                                               2004        1.261           1.269                   -
                                                               2003        0.960           1.261                   -
                                                               2002        1.000           0.960                   -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.300           1.339              37,981
                                                               2004        1.246           1.300              37,981
                                                               2003        0.969           1.246                   -
                                                               2002        1.000           0.969                   -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.200           1.224             276,212
                                                               2004        1.168           1.200             214,184
                                                               2003        0.979           1.168               7,110
                                                               2002        1.000           0.979                   -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.336           1.392             130,720
                                                               2004        1.239           1.336              11,257
                                                               2003        0.962           1.239                   -
                                                               2002        1.000           0.962                   -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.267           1.284              11,665
                                                               2004        1.213           1.267              11,665
                                                               2003        0.961           1.213                   -
                                                               2002        1.000           0.961                   -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.274           1.355              19,700
                                                               2004        1.223           1.274              19,700
                                                               2003        0.967           1.223                   -
                                                               2002        1.000           0.967                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   Equity Income Portfolio (4/00)                              2005        1.322           1.351              49,399
                                                               2004        1.230           1.322                   -
                                                               2003        0.958           1.230                   -
                                                               2002        1.000           0.958                   -

   Large Cap Portfolio (11/99)                                 2005        1.228           1.306                   -
                                                               2004        1.179           1.228                   -
                                                               2003        0.966           1.179                   -
                                                               2002        1.000           0.966                   -

   Managed Allocation Series: Aggressive Portfolio (6/05)      2005        1.000           1.074                   -

   Managed Allocation Series: Conservative Portfolio (8/05)    2005        1.020           1.027                   -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.002           1.042                   -

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.061                   -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (5/05)                                            2005        1.000           1.034                   -

   Mercury Large Cap Core Portfolio (8/00)                     2005        1.308           1.433               8,261
                                                               2004        1.153           1.308               8,261
                                                               2003        0.973           1.153                   -
                                                               2002        1.000           0.973                   -

   MFS Emerging Growth Portfolio (4/00)                        2005        1.353           1.311                   -
                                                               2004        1.227           1.353               7,169
                                                               2003        0.971           1.227                   -
                                                               2002        1.000           0.971                   -

   MFS Mid Cap Growth Portfolio (5/00)                         2005        1.457           1.469               6,707
                                                               2004        1.306           1.457                   -
                                                               2003        0.974           1.306                   -
                                                               2002        1.000           0.974                   -

   MFS Total Return Portfolio (6/00)                           2005        1.225           1.234                   -
                                                               2004        1.124           1.225                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   MFS Total Return Portfolio  (continued)                     2003        0.986           1.124                   -
                                                               2002        1.000           0.986                   -

   MFS Value Portfolio (5/04)                                  2005        1.116           1.163                   -
                                                               2004        1.000           1.116                   -

   Mondrian International Stock Portfolio (5/00)               2005        1.426           1.528              24,266
                                                               2004        1.259           1.426              24,269
                                                               2003        1.001           1.259                   -
                                                               2002        1.000           1.001                   -

   Pioneer Fund Portfolio (5/03)                               2005        1.316           1.364                   -
                                                               2004        1.210           1.316                   -
                                                               2003        1.000           1.210                   -

   Pioneer Mid Cap Value Portfolio (6/05)                      2005        1.019           1.058                   -

   Pioneer Strategic Income Portfolio (5/00)                   2005        1.280           1.298                   -
                                                               2004        1.179           1.280                   -
                                                               2003        1.008           1.179                   -
                                                               2002        1.000           1.008                   -

   Strategic Equity Portfolio (11/99)                          2005        1.355           1.353              18,478
                                                               2004        1.257           1.355              18,478
                                                               2003        0.969           1.257                   -
                                                               2002        1.000           0.969                   -

   Style Focus Series: Small Cap Growth Portfolio (5/05)       2005        1.000           1.132                   -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        0.986           1.104                   -

   Travelers Managed Income Portfolio (5/01)                   2005        1.082           1.073                 613
                                                               2004        1.076           1.082                 613
                                                               2003        1.014           1.076               4,605
                                                               2002        1.000           1.014                   -

   Van Kampen Enterprise Portfolio (8/00)                      2005        1.206           1.272                   -
                                                               2004        1.187           1.206                   -
                                                               2003        0.966           1.187                   -
                                                               2002        1.000           0.966                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.987           0.988              21,058
                                                               2004        0.997           0.987               6,036
                                                               2003        1.000           0.997               1,321

   Smith Barney Aggressive Growth Portfolio (12/99)            2005        1.346           1.470              55,587
                                                               2004        1.251           1.346              20,208
                                                               2003        0.951           1.251                   -
                                                               2002        1.000           0.951                   -

   Smith Barney High Income Portfolio (5/01)                   2005        1.358           1.363              33,907
                                                               2004        1.256           1.358                   -
                                                               2003        1.007           1.256                   -
                                                               2002        1.000           1.007                   -

   Smith Barney Large Capitalization Growth Portfolio
   (11/99)                                                     2005        1.341           1.380              23,147
                                                               2004        1.366           1.341              23,147
                                                               2003        0.946           1.366                   -
                                                               2002        1.000           0.946                   -

   Smith Barney Mid Cap Core Portfolio (11/99)                 2005        1.339           1.419              25,731
                                                               2004        1.240           1.339              25,731
                                                               2003        0.977           1.240                   -
                                                               2002        1.000           0.977                   -

   Smith Barney Money Market Portfolio (7/00)                  2005        0.971           0.977              40,958
                                                               2004        0.984           0.971                   -
                                                               2003        0.999           0.984                   -
                                                               2002        1.000           0.999                   -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (4/00)           2005        1.251           1.321                   -
                                                               2004        1.195           1.251                   -
                                                               2003        0.959           1.195                   -
                                                               2002        1.000           0.959                   -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.531           1.571              22,630
                                                               2004        1.353           1.531               5,586

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   Smith Barney Small Cap Growth Opportunities Portfolio
   (continued)                                                 2003        0.974           1.353                   -
                                                               2002        1.000           0.974                   -

Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (12/99)             2005        1.405           1.606              78,636
                                                               2004        1.245           1.405              38,260
                                                               2003        0.991           1.245                   -
                                                               2002        1.000           0.991                   -

   Mid Cap Portfolio - Service Class 2 (5/01)                  2005        1.626           1.878              23,778
                                                               2004        1.334           1.626                   -
                                                               2003        0.986           1.334                   -
                                                               2002        1.000           0.986                   -

                         CONDENSED FINANCIAL INFORMATION

                       SEPARATE ACCOUNT CHARGES 2.25% (B)

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   Capital Appreciation Fund (5/00)                            2005        1.337           1.545                   -
                                                               2004        1.144           1.337                   -
                                                               2003        1.000           1.144                   -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.217           1.245              23,528
                                                               2004        1.119           1.217              23,528
                                                               2003        1.000           1.119              23,528

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                     2005        1.157           1.299              24,077
                                                               2004        1.092           1.157              24,077
                                                               2003        1.000           1.092              24,077

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                 2005        1.317           1.469             548,432
                                                               2004        1.187           1.317             330,117
                                                               2003        1.000           1.187              22,177

   Growth Fund - Class 2 Shares (12/99)                        2005        1.263           1.435             534,747
                                                               2004        1.148           1.263             245,275
                                                               2003        1.000           1.148                   -

   Growth-Income Fund - Class 2 Shares (3/00)                  2005        1.237           1.280             620,256
                                                               2004        1.146           1.237             262,019
                                                               2003        1.000           1.146                   -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)            2005        1.467           1.538                   -
                                                               2004        1.142           1.467                   -
                                                               2003        1.000           1.142                   -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.199           1.291                   -
                                                               2004        1.073           1.199                   -
                                                               2003        1.000           1.073                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.197           1.289                   -
                                                               2004        1.067           1.197                   -
                                                               2003        1.000           1.067                   -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.047                   -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (4/00)                                               2005        1.299           1.331              11,627
                                                               2004        1.192           1.299              11,635
                                                               2003        1.000           1.192                   -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.230           1.329             207,869
                                                               2004        1.117           1.230              41,936
                                                               2003        1.000           1.117                   -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.539           1.917              25,315
                                                               2004        1.262           1.539               4,065
                                                               2003        1.000           1.262                   -

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)   2005        1.361           1.467             131,490
                                                               2004        1.175           1.361              66,798
                                                               2003        1.000           1.175                   -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.316           1.401              48,784
                                                               2004        1.160           1.316               7,758
                                                               2003        1.000           1.160                   -

Greenwich Street Series Fund
   Appreciation Portfolio (4/00)                               2005        1.190           1.213              80,138
                                                               2004        1.119           1.190               7,080
                                                               2003        1.000           1.119                   -

   Diversified Strategic Income Portfolio (2/01)               2005        1.103           1.106              50,274
                                                               2004        1.057           1.103              35,131
                                                               2003        1.000           1.057                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   Equity Index Portfolio - Class II Shares (2/01)             2005        1.217           1.240               4,731
                                                               2004        1.129           1.217               4,735
                                                               2003        1.000           1.129                   -

   Fundamental Value Portfolio (4/01)                          2005        1.236           1.266             440,245
                                                               2004        1.168           1.236             236,783
                                                               2003        1.000           1.168                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.344           1.472                   -
                                                               2004        1.141           1.344                   -
                                                               2003        1.000           1.141                   -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.317           1.339               4,326
                                                               2004        1.172           1.317                   -
                                                               2003        1.000           1.172                   -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.255           1.267              29,179
                                                               2004        1.140           1.255              29,192
                                                               2003        1.000           1.140                   -

   Mid-Cap Value Portfolio (5/03)                              2005        1.401           1.483             112,789
                                                               2004        1.155           1.401              77,858
                                                               2003        1.000           1.155                   -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.113           1.111             179,070
                                                               2004        1.045           1.113              49,935
                                                               2003        1.000           1.045                   -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.050           1.052             304,854
                                                               2004        1.024           1.050             137,058
                                                               2003        1.000           1.024                   -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.340           1.470                   -
                                                               2004        1.179           1.340                   -
                                                               2003        1.000           1.179                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.525           1.596             350,376
                                                               2004        1.235           1.525             166,500
                                                               2003        1.000           1.235                   -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                               2005        1.238           1.260              15,440
                                                               2004        1.169           1.238              10,751
                                                               2003        1.000           1.169                   -

   Investors Fund - Class I (5/01)                             2005        1.237           1.288              17,370
                                                               2004        1.146           1.237                   -
                                                               2003        1.000           1.146                   -

   Small Cap Growth Fund - Class I (3/01)                      2005        1.391           1.426             183,212
                                                               2004        1.236           1.391             136,103
                                                               2003        1.000           1.236                   -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.113           1.086              24,294
                                                               2004        1.101           1.113                   -
                                                               2003        1.000           1.101                   -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.157           1.203                   -
                                                               2004        1.150           1.157                   -
                                                               2003        1.000           1.150                   -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.176           1.210             520,921
                                                               2004        1.128           1.176             378,406
                                                               2003        1.000           1.128              30,270

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.117           1.139              39,831
                                                               2004        1.088           1.117             133,180
                                                               2003        1.000           1.088               1,918

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.228           1.280              85,936
                                                               2004        1.139           1.228              68,379
                                                               2003        1.000           1.139                   -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.171           1.185              11,155
                                                               2004        1.122           1.171               7,528
                                                               2003        1.000           1.122                   -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.183           1.258              23,085
                                                               2004        1.136           1.183              23,085
                                                               2003        1.000           1.136              23,085

   Equity Income Portfolio (4/00)                              2005        1.216           1.242              78,880
                                                               2004        1.132           1.216               3,811
                                                               2003        1.000           1.132                   -

   Large Cap Portfolio (11/99)                                 2005        1.169           1.243               1,352
                                                               2004        1.123           1.169               1,358
                                                               2003        1.000           1.123                   -

   Managed Allocation Series: Aggressive Portfolio (6/05)      2005        1.000           1.073               5,797

   Managed Allocation Series: Conservative Portfolio (8/05)    2005        1.020           1.026                   -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.002           1.042              86,326

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.061              26,513

   Managed Allocation Series: Moderate-Conservative
   Portfolio (5/05)                                            2005        1.000           1.033                   -

   Mercury Large Cap Core Portfolio (8/00)                     2005        1.234           1.352                   -
                                                               2004        1.089           1.234                   -
                                                               2003        1.000           1.089                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   MFS Emerging Growth Portfolio (4/00)                        2005        1.218           1.180                   -
                                                               2004        1.105           1.218                   -
                                                               2003        1.000           1.105                   -

   MFS Mid Cap Growth Portfolio (5/00)                         2005        1.262           1.272               2,360
                                                               2004        1.131           1.262                   -
                                                               2003        1.000           1.131                   -

   MFS Total Return Portfolio (6/00)                           2005        1.175           1.183             607,927
                                                               2004        1.078           1.175             495,761
                                                               2003        1.000           1.078                   -

   MFS Value Portfolio (5/04)                                  2005        1.116           1.162              28,581
                                                               2004        1.000           1.116                   -

   Mondrian International Stock Portfolio (5/00)               2005        1.310           1.403              43,642
                                                               2004        1.158           1.310              25,098
                                                               2003        1.000           1.158                   -

   Pioneer Fund Portfolio (5/03)                               2005        1.224           1.268              59,477
                                                               2004        1.126           1.224              59,488
                                                               2003        1.000           1.126                   -

   Pioneer Mid Cap Value Portfolio (6/05)                      2005        1.019           1.058                   -

   Pioneer Strategic Income Portfolio (5/00)                   2005        1.170           1.186                   -
                                                               2004        1.078           1.170                   -
                                                               2003        1.000           1.078                   -

   Strategic Equity Portfolio (11/99)                          2005        1.203           1.200                   -
                                                               2004        1.116           1.203                   -
                                                               2003        1.000           1.116                   -

   Style Focus Series: Small Cap Growth Portfolio (5/05)       2005        1.000           1.131                   -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        0.986           1.104                   -

   Travelers Managed Income Portfolio (5/01)                   2005        1.034           1.025             123,631
                                                               2004        1.028           1.034               4,857
                                                               2003        1.000           1.028                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   Van Kampen Enterprise Portfolio (8/00)                      2005        1.145           1.207                   -
                                                               2004        1.128           1.145                   -
                                                               2003        1.000           1.128                   -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.986           0.987              30,074
                                                               2004        0.997           0.986                   -
                                                               2003        1.000           0.997                   -

   Smith Barney Aggressive Growth Portfolio (12/99)            2005        1.220           1.332             423,419
                                                               2004        1.135           1.220             206,081
                                                               2003        1.000           1.135                   -

   Smith Barney High Income Portfolio (5/01)                   2005        1.189           1.192             112,904
                                                               2004        1.101           1.189              39,979
                                                               2003        1.000           1.101                   -

   Smith Barney Large Capitalization Growth Portfolio
   (11/99)                                                     2005        1.146           1.179              12,367
                                                               2004        1.168           1.146                   -
                                                               2003        1.000           1.168                   -

   Smith Barney Mid Cap Core Portfolio (11/99)                 2005        1.250           1.324               4,841
                                                               2004        1.158           1.250                   -
                                                               2003        1.000           1.158                   -

   Smith Barney Money Market Portfolio (7/00)                  2005        0.980           0.985             432,397
                                                               2004        0.993           0.980                   -
                                                               2003        1.000           0.993                   -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (4/00)           2005        1.167           1.231               1,228
                                                               2004        1.115           1.167                   -
                                                               2003        1.000           1.115                   -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.394           1.430              34,742
                                                               2004        1.234           1.394               4,097
                                                               2003        1.000           1.234                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (12/99)             2005        1.286           1.469              78,916
                                                               2004        1.140           1.286              10,891
                                                               2003        1.000           1.140                   -

   Mid Cap Portfolio - Service Class 2 (5/01)                  2005        1.459           1.684             190,206
                                                               2004        1.197           1.459             120,814
                                                               2003        1.000           1.197                   -

                         CONDENSED FINANCIAL INFORMATION

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 2.30%

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   Capital Appreciation Fund (5/00)                            2005        1.170           1.351                   -
                                                               2004        1.000           1.170                   -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.081           1.105                   -
                                                               2004        1.000           1.081                   -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                     2005        1.059           1.188                   -
                                                               2004        1.000           1.059                   -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                 2005        1.113           1.241              57,308
                                                               2004        1.000           1.113                   -

   Growth Fund - Class 2 Shares (12/99)                        2005        1.086           1.233              40,949
                                                               2004        1.000           1.086                   -

   Growth-Income Fund - Class 2 Shares (3/00)                  2005        1.065           1.102              41,477
                                                               2004        1.000           1.065                   -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)            2005        1.288           1.349               8,790
                                                               2004        1.000           1.288                   -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.117           1.203                   -
                                                               2004        1.000           1.117                   -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.120           1.205                   -
                                                               2004        1.000           1.120                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.046              11,132

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (4/00)                                               2005        1.085           1.111                   -
                                                               2004        1.000           1.085                   -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.100           1.189              10,294
                                                               2004        1.000           1.100                   -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.262           1.572              21,611
                                                               2004        1.000           1.262                   -

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)   2005        1.156           1.245              37,211
                                                               2004        1.000           1.156                   -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.120           1.191                   -
                                                               2004        1.000           1.120                   -

Greenwich Street Series Fund
   Appreciation Portfolio (4/00)                               2005        1.057           1.077                   -
                                                               2004        1.000           1.057                   -

   Diversified Strategic Income Portfolio (2/01)               2005        1.071           1.073                   -
                                                               2004        1.000           1.071                   -

   Equity Index Portfolio - Class II Shares (2/01)             2005        1.070           1.090                   -
                                                               2004        1.000           1.070                   -

   Fundamental Value Portfolio (4/01)                          2005        1.058           1.084                   -
                                                               2004        1.000           1.058                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.130           1.237                   -
                                                               2004        1.000           1.130                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.126           1.145                   -
                                                               2004        1.000           1.126                   -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.100           1.110              10,841
                                                               2004        1.000           1.100                   -

   Mid-Cap Value Portfolio (5/03)                              2005        1.161           1.228              27,966
                                                               2004        1.000           1.161                   -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.068           1.065              23,901
                                                               2004        1.000           1.068                   -

   Total Return Portfolio - Administrative Class (5/01)        2005        1.045           1.046              24,113
                                                               2004        1.000           1.045                   -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.159           1.271                   -
                                                               2004        1.000           1.159                   -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.193           1.248              16,399
                                                               2004        1.000           1.193                   -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                               2005        1.057           1.075                   -
                                                               2004        1.000           1.057                   -

   Investors Fund - Class I (5/01)                             2005        1.080           1.124                   -
                                                               2004        1.000           1.080                   -

   Small Cap Growth Fund - Class I (3/01)                      2005        1.166           1.196                   -
                                                               2004        1.000           1.166                   -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.016           0.991                   -
                                                               2004        1.000           1.016                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   --------------    ---------------
   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.026           1.066                   -
                                                               2004        1.000           1.026                   -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and Value
   (10/02)                                                     2005        1.039           1.069              10,168
                                                               2004        1.000           1.039                   -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                           2005        1.031           1.051              53,553
                                                               2004        1.000           1.031                   -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.067           1.111               2,462
                                                               2004        1.000           1.067                   -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.033           1.046                   -
                                                               2004        1.000           1.033                   -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.055           1.121                   -
                                                               2004        1.000           1.055                   -

   Equity Income Portfolio (4/00)                              2005        1.102           1.126                   -
                                                               2004        1.000           1.102                   -

   Large Cap Portfolio (11/99)                                 2005        1.049           1.114                   -
                                                               2004        1.000           1.049                   -

   Managed Allocation Series: Aggressive Portfolio (6/05)      2005        1.000           1.073                   -

   Managed Allocation Series: Conservative Portfolio (8/05)    2005        1.020           1.026              60,113

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.002           1.042              20,075

   Managed Allocation Series: Moderate-Aggressive Portfolio
   (5/05)                                                      2005        1.000           1.060                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   Managed Allocation Series: Moderate-Conservative
   Portfolio (5/05)                                            2005        1.000           1.033                   -

   Mercury Large Cap Core Portfolio (8/00)                     2005        1.124           1.231                   -
                                                               2004        1.000           1.124                   -

   MFS Emerging Growth Portfolio (4/00)                        2005        1.082           1.048                   -
                                                               2004        1.000           1.082                   -

   MFS Mid Cap Growth Portfolio (5/00)                         2005        1.074           1.081                   -
                                                               2004        1.000           1.074                   -

   MFS Total Return Portfolio (6/00)                           2005        1.096           1.103                   -
                                                               2004        1.000           1.096                   -

   MFS Value Portfolio (5/04)                                  2005        1.127           1.172                   -
                                                               2004        1.000           1.127                   -

   Mondrian International Stock Portfolio (5/00)               2005        1.145           1.226                   -
                                                               2004        1.000           1.145                   -

   Pioneer Fund Portfolio (5/03)                               2005        1.093           1.133              10,627
                                                               2004        1.000           1.093                   -

   Pioneer Mid Cap Value Portfolio (6/05)                      2005        1.019           1.058                   -

   Pioneer Strategic Income Portfolio (5/00)                   2005        1.104           1.119                   -
                                                               2004        1.000           1.104                   -

   Strategic Equity Portfolio (11/99)                          2005        1.098           1.095                   -
                                                               2004        1.000           1.098                   -

   Style Focus Series: Small Cap Growth Portfolio (5/05)       2005        1.000           1.131                   -

   Style Focus Series: Small Cap Value Portfolio (5/05)        2005        0.986           1.103                   -

   Travelers Managed Income Portfolio (5/01)                   2005        1.029           1.020                   -
                                                               2004        1.000           1.029                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   Van Kampen Enterprise Portfolio (8/00)                      2005        1.037           1.092                   -
                                                               2004        1.000           1.037                   -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I Shares
   (9/03)                                                      2005        0.998           0.998              15,385
                                                               2004        1.000           0.998                   -

   Smith Barney Aggressive Growth Portfolio (12/99)            2005        1.066           1.164              36,319
                                                               2004        1.000           1.066                   -

   Smith Barney High Income Portfolio (5/01)                   2005        1.085           1.088              12,468
                                                               2004        1.000           1.085                   -

   Smith Barney Large Capitalization Growth Portfolio
   (11/99)                                                     2005        0.990           1.018                   -
                                                               2004        1.000           0.990                   -

   Smith Barney Mid Cap Core Portfolio (11/99)                 2005        1.095           1.159                   -
                                                               2004        1.000           1.095                   -

   Smith Barney Money Market Portfolio (7/00)                  2005        0.994           0.998                   -
                                                               2004        1.000           0.994                   -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (4/00)           2005        1.059           1.117                   -
                                                               2004        1.000           1.059                   -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities Portfolio
   (5/01)                                                      2005        1.170           1.199              16,941
                                                               2004        1.000           1.170                   -

Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (12/99)             2005        1.108           1.265              17,056
                                                               2004        1.000           1.108                   -

   Mid Cap Portfolio - Service Class 2 (5/01)                  2005        1.227           1.416              10,559
                                                               2004        1.000           1.227                   -

                         CONDENSED FINANCIAL INFORMATION

                       SEPARATE ACCOUNT CHARGES 2.35% (B)

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   Capital Appreciation Fund (5/00)                            2005        1.169           1.350                   -
                                                               2004        1.000           1.169                   -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio - Class B
   (5/02)                                                      2005        1.081           1.104                   -
                                                               2004        1.000           1.081                   -

   AllianceBernstein Large-Cap Growth Portfolio - Class B
   (11/99)                                                     2005        1.058           1.187                   -
                                                               2004        1.000           1.058                   -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                 2005        1.113           1.240             300,878
                                                               2004        1.000           1.113                   -

   Growth Fund - Class 2 Shares (12/99)                        2005        1.086           1.232             705,418
                                                               2004        1.000           1.086                   -

   Growth-Income Fund - Class 2 Shares (3/00)                  2005        1.065           1.101             230,206
                                                               2004        1.000           1.065                   -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)            2005        1.288           1.348              58,010
                                                               2004        1.000           1.288                   -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)     2005        1.117           1.202                   -
                                                               2004        1.000           1.117                   -

   Mercury Value Opportunities V.I. Fund - Class III (11/03)   2005        1.119           1.204              49,415
                                                               2004        1.000           1.119                   -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)    2005        1.000           1.046              10,707

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (4/00)                                               2005        1.085           1.111              19,681
                                                               2004        1.000           1.085              19,739

   Mutual Shares Securities Fund - Class 2 Shares (5/02)       2005        1.100           1.188              91,077
                                                               2004        1.000           1.100                   -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                               2005        1.262           1.570              61,170
                                                               2004        1.000           1.262                   -

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)   2005        1.156           1.244             148,213
                                                               2004        1.000           1.156                   -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)    2005        1.119           1.191              47,269
                                                               2004        1.000           1.119                   -

Greenwich Street Series Fund
   Appreciation Portfolio (4/00)                               2005        1.057           1.076                   -
                                                               2004        1.000           1.057                   -

   Diversified Strategic Income Portfolio (2/01)               2005        1.070           1.072                   -
                                                               2004        1.000           1.070                   -

   Equity Index Portfolio - Class II Shares (2/01)             2005        1.070           1.089                   -
                                                               2004        1.000           1.070                   -

   Fundamental Value Portfolio (4/01)                          2005        1.058           1.083             100,710
                                                               2004        1.000           1.058                   -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)            2005        1.130           1.236                   -
                                                               2004        1.000           1.130                   -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                2005        1.126           1.144                   -
                                                               2004        1.000           1.126                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                     NUMBER OF UNITS
                                                                       BEGINNING OF    UNIT VALUE AT      OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR         END OF YEAR        END OF YEAR
-----------------------------------------------------------    ----    -------------   -------------     ---------------
Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                          2005        1.100           1.109              25,095
                                                               2004        1.000           1.100                   -

   Mid-Cap Value Portfolio (5/03)                              2005        1.161           1.227             143,351
                                                               2004        1.000           1.161                   -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)         2005        1.067           1.064             398,098
                                                               2004        1.000           1.067              39,655

   Total Return Portfolio - Administrative Class (5/01)        2005        1.044           1.045             425,103
                                                               2004        1.000           1.044                   -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB Shares
   (5/01)                                                      2005        1.159           1.270                   -
                                                               2004        1.000           1.159                   -

   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)     2005        1.193           1.247             107,468
                                                               2004        1.000           1.193                   -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                               2005        1.057           1.074                   -
                                                               2004        1.000           1.057                   -

   Investors Fund - Class I (5/01)                             2005        1.079           1.123                   -
                                                               2004        1.000           1.079                   -

   Small Cap Growth Fund - Class I (3/01)                      2005        1.166           1.195               9,739
                                                               2004        1.000           1.166                   -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)             2005        1.016           0.991             107,739
                                                               2004        1.000           1.016                   -

   Smith Barney Premier Selections All Cap Growth Portfolio
   (5/01)                                                      2005        1.026           1.066                   -
                                                               2004        1.000           1.026                   -

                         CONDENSED FINANCIAL INFORMATION

                                                                           UNIT VALUE AT                    NUMBER OF UNITS
                                                                           BEGINNING OF    UNIT VALUE AT    OUTSTANDING AT
                       PORTFOLIO NAME                             YEAR         YEAR         END OF YEAR      END OF YEAR
-------------------------------------------------------------   -------   --------------   -------------    ---------------
Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and
   Value (10/02)                                                  2005         1.039            1.068              366,238
                                                                  2004         1.000            1.039                    -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                              2005         1.031            1.050              120,698
                                                                  2004         1.000            1.031                    -

   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                              2005         1.067            1.110              243,328
                                                                  2004         1.000            1.067               80,235

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                                  2005         1.033            1.045              118,439
                                                                  2004         1.000            1.033               41,105

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                      2005         1.055            1.120                5,238
                                                                  2004         1.000            1.055                    -

   Equity Income Portfolio (4/00)                                 2005         1.102            1.125              159,076
                                                                  2004         1.000            1.102                    -

   Large Cap Portfolio (11/99)                                    2005         1.048            1.113                    -
                                                                  2004         1.000            1.048                    -

   Managed Allocation Series: Aggressive Portfolio (6/05)         2005         1.000            1.073                    -

   Managed Allocation Series: Conservative Portfolio (8/05)       2005         1.020            1.026                    -

   Managed Allocation Series: Moderate Portfolio (6/05)           2005         1.002            1.041               22,489

   Managed Allocation Series: Moderate-Aggressive
   Portfolio (5/05)                                               2005         1.000            1.060                    -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (5/05)                                               2005         1.000            1.033                    -

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                      NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                            YEAR          YEAR          END OF YEAR       END OF YEAR
----------------------------------------------------------   -------   --------------    -------------     ---------------
Mercury Large Cap Core Portfolio (8/00)                       2005          1.124           1.230                       -
                                                              2004          1.000           1.124                       -

MFS Emerging Growth Portfolio (4/00)                          2005          1.082           1.048                       -
                                                              2004          1.000           1.082                       -

MFS Mid Cap Growth Portfolio (5/00)                           2005          1.073           1.081                       -
                                                              2004          1.000           1.073                       -

MFS Total Return Portfolio (6/00)                             2005          1.096           1.102                  34,201
                                                              2004          1.000           1.096                       -

MFS Value Portfolio (5/04)                                    2005          1.126           1.171                 229,048
                                                              2004          1.000           1.126                       -

Mondrian International Stock Portfolio (5/00)                 2005          1.145           1.225                  86,805
                                                              2004          1.000           1.145                       -

Pioneer Fund Portfolio (5/03)                                 2005          1.093           1.132                       -
                                                              2004          1.000           1.093                       -

Pioneer Mid Cap Value Portfolio (6/05)                        2005          1.019           1.057                       -

Pioneer Strategic Income Portfolio (5/00)                     2005          1.104           1.118                  47,560
                                                              2004          1.000           1.104                       -

Strategic Equity Portfolio (11/99)                            2005          1.098           1.094                       -
                                                              2004          1.000           1.098                       -

Style Focus Series: Small Cap Growth Portfolio (5/05)         2005          1.000           1.130                  11,049

Style Focus Series: Small Cap Value Portfolio (5/05)          2005          0.986           1.103                   4,987

Travelers Managed Income Portfolio (5/01)                     2005          1.029           1.019                   2,747
                                                              2004          1.000           1.029                       -

Van Kampen Enterprise Portfolio (8/00)                        2005          1.036           1.091                       -
                                                              2004          1.000           1.036                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                           UNIT VALUE AT                      NUMBER OF UNITS
                                                                           BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                            YEAR          YEAR          END OF YEAR       END OF YEAR
-------------------------------------------------------------   -------   --------------    -------------     ---------------
Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I
   Shares (9/03)                                                 2005          0.998           0.998                       -
                                                                 2004          1.000           0.998                       -

   Smith Barney Aggressive Growth Portfolio (12/99)              2005          1.066           1.163                 214,320
                                                                 2004          1.000           1.066                       -

   Smith Barney High Income Portfolio (5/01)                     2005          1.085           1.087                   7,617
                                                                 2004          1.000           1.085                       -

   Smith Barney Large Capitalization Growth
   Portfolio (11/99)                                             2005          0.990           1.018                   7,338
                                                                 2004          1.000           0.990                       -

   Smith Barney Mid Cap Core Portfolio (11/99)                   2005          1.094           1.158                   5,014
                                                                 2004          1.000           1.094                       -

   Smith Barney Money Market Portfolio (7/00)                    2005          0.993           0.998                   9,245
                                                                 2004          1.000           0.993                       -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (4/00)             2005          1.059           1.116                       -
                                                                 2004          1.000           1.059                       -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities
   Portfolio (5/01)                                              2005          1.169           1.198                 139,488
                                                                 2004          1.000           1.169                       -

Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (12/99)               2005          1.107           1.264                  27,262
                                                                 2004          1.000           1.107                       -

   Mid Cap Portfolio - Service Class 2 (5/01)                    2005          1.227           1.415                 107,221
                                                                 2004          1.000           1.227                  17,650

                         CONDENSED FINANCIAL INFORMATION

                       SEPARATE ACCOUNT CHARGES 2.40% (B)

                                                                           UNIT VALUE AT                      NUMBER OF UNITS
                                                                           BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                            YEAR          YEAR          END OF YEAR       END OF YEAR
-------------------------------------------------------------   -------   --------------    -------------     ---------------
   Capital Appreciation Fund (5/00)                              2005          1.334           1.540                       -
                                                                 2004          1.143           1.334                       -
                                                                 2003          1.000           1.143                       -

AllianceBernstein Variable Product Series Fund, Inc.
   AllianceBernstein Growth and Income Portfolio -
   Class B (5/02)                                                2005          1.215           1.240                  73,124
                                                                 2004          1.119           1.215                  75,559
                                                                 2003          1.000           1.119                       -

   AllianceBernstein Large-Cap Growth Portfolio -
   Class B (11/99)                                               2005          1.155           1.295                       -
                                                                 2004          1.092           1.155                       -
                                                                 2003          1.000           1.092                       -

American Funds Insurance Series
   Global Growth Fund - Class 2 Shares (11/99)                   2005          1.314           1.464                  34,100
                                                                 2004          1.186           1.314                  40,738
                                                                 2003          1.000           1.186                       -

   Growth Fund - Class 2 Shares (12/99)                          2005          1.260           1.430                 115,591
                                                                 2004          1.148           1.260                 113,459
                                                                 2003          1.000           1.148                       -

   Growth-Income Fund - Class 2 Shares (3/00)                    2005          1.234           1.275                 147,629
                                                                 2004          1.145           1.234                  97,009
                                                                 2003          1.000           1.145                       -

Delaware VIP Trust
   Delaware VIP REIT Series - Standard Class (5/00)              2005          1.464           1.532                   8,142
                                                                 2004          1.142           1.464                       -
                                                                 2003          1.000           1.142                       -

FAM Variable Series Funds, Inc.
   Mercury Global Allocation V.I. Fund - Class III (11/03)       2005          1.197           1.287                   6,126
                                                                 2004          1.073           1.197                       -
                                                                 2003          1.000           1.073                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                           UNIT VALUE AT                      NUMBER OF UNITS
                                                                           BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                            YEAR          YEAR          END OF YEAR       END OF YEAR
-------------------------------------------------------------   -------   --------------    -------------     ---------------
   Mercury Value Opportunities V.I. Fund - Class III (11/03)     2005          1.195           1.284                   4,890
                                                                 2004          1.066           1.195                   4,895
                                                                 2003          1.000           1.066                       -

Franklin Templeton Variable Insurance Products Trust
   Franklin Income Securities Fund - Class II Shares (5/05)      2005          1.000           1.046                       -

   Franklin Small-Mid Cap Growth Securities Fund - Class 2
   Shares (4/00)                                                 2005          1.296           1.326                   8,154
                                                                 2004          1.191           1.296                   8,159
                                                                 2003          1.000           1.191                       -

   Mutual Shares Securities Fund - Class 2 Shares (5/02)         2005          1.227           1.325                 175,675
                                                                 2004          1.116           1.227                 149,839
                                                                 2003          1.000           1.116                       -

   Templeton Developing Markets Securities Fund - Class 2
   Shares (5/03)                                                 2005          1.536           1.911                  34,968
                                                                 2004          1.261           1.536                   7,023
                                                                 2003          1.000           1.261                       -

   Templeton Foreign Securities Fund - Class 2 Shares (4/00)     2005          1.359           1.461                  53,863
                                                                 2004          1.174           1.359                   7,546
                                                                 2003          1.000           1.174                       -

   Templeton Growth Securities Fund - Class 2 Shares (5/02)      2005          1.314           1.396                       -
                                                                 2004          1.160           1.314                       -
                                                                 2003          1.000           1.160                       -

Greenwich Street Series Fund
   Appreciation Portfolio (4/00)                                 2005          1.188           1.209                  34,846
                                                                 2004          1.118           1.188                  22,999
                                                                 2003          1.000           1.118                       -

   Diversified Strategic Income Portfolio (2/01)                 2005          1.100           1.102                  34,829
                                                                 2004          1.056           1.100                  34,829
                                                                 2003          1.000           1.056                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                           UNIT VALUE AT                      NUMBER OF UNITS
                                                                           BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                            YEAR          YEAR          END OF YEAR       END OF YEAR
-------------------------------------------------------------   -------   --------------    -------------     ---------------
   Equity Index Portfolio - Class II Shares (2/01)               2005          1.214           1.236                  28,376
                                                                 2004          1.128           1.214                  22,782
                                                                 2003          1.000           1.128                       -

   Fundamental Value Portfolio (4/01)                            2005          1.233           1.262                  55,077
                                                                 2004          1.167           1.233                  55,081
                                                                 2003          1.000           1.167                       -

Janus Aspen Series
   Mid Cap Growth Portfolio - Service Shares (5/00)              2005          1.341           1.467                  46,686
                                                                 2004          1.140           1.341                  44,609
                                                                 2003          1.000           1.140                       -

Lazard Retirement Series, Inc.
   Lazard Retirement Small Cap Portfolio (5/03)                  2005          1.314           1.334                       -
                                                                 2004          1.172           1.314                       -
                                                                 2003          1.000           1.172                       -

Lord Abbett Series Fund, Inc.
   Growth and Income Portfolio (5/03)                            2005          1.253           1.263                  27,644
                                                                 2004          1.139           1.253                  11,557
                                                                 2003          1.000           1.139                       -

   Mid-Cap Value Portfolio (5/03)                                2005          1.398           1.477                  36,389
                                                                 2004          1.154           1.398                   8,818
                                                                 2003          1.000           1.154                       -

PIMCO Variable Insurance Trust
   Real Return Portfolio - Administrative Class (5/03)           2005          1.111           1.107                 115,867
                                                                 2004          1.044           1.111                  83,837
                                                                 2003          1.000           1.044                       -

   Total Return Portfolio - Administrative Class (5/01)          2005          1.048           1.048                  41,343
                                                                 2004          1.023           1.048                  41,318
                                                                 2003          1.000           1.023                       -

Putnam Variable Trust
   Putnam VT International Equity Fund - Class IB
   Shares (5/01)                                                 2005          1.337           1.465                       -
                                                                 2004          1.179           1.337                       -
                                                                 2003          1.000           1.179                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                           UNIT VALUE AT                      NUMBER OF UNITS
                                                                           BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                            YEAR          YEAR          END OF YEAR       END OF YEAR
-------------------------------------------------------------   -------   --------------    -------------     ---------------
   Putnam VT Small Cap Value Fund - Class IB Shares (5/01)       2005          1.521           1.590                  12,637
                                                                 2004          1.235           1.521                   7,698
                                                                 2003          1.000           1.235                       -

Salomon Brothers Variable Series Funds Inc.
   All Cap Fund - Class I (4/01)                                 2005          1.236           1.255                  27,802
                                                                 2004          1.168           1.236                  22,252
                                                                 2003          1.000           1.168                       -

   Investors Fund - Class I (5/01)                               2005          1.234           1.284                   2,310
                                                                 2004          1.146           1.234                   2,313
                                                                 2003          1.000           1.146                       -

   Small Cap Growth Fund - Class I (3/01)                        2005          1.388           1.421                   8,245
                                                                 2004          1.235           1.388                   2,658
                                                                 2003          1.000           1.235                       -

Smith Barney Investment Series
   Smith Barney Dividend Strategy Portfolio (5/01)               2005          1.110           1.082                 101,231
                                                                 2004          1.100           1.110                  83,268
                                                                 2003          1.000           1.100                       -

   Smith Barney Premier Selections All Cap Growth
   Portfolio (5/01)                                              2005          1.155           1.199                  89,303
                                                                 2004          1.150           1.155                 106,539
                                                                 2003          1.000           1.150                       -

Smith Barney Multiple Discipline Trust
   Multiple Discipline Portfolio - All Cap Growth and
   Value (10/02)                                                 2005          1.174           1.206                 366,929
                                                                 2004          1.127           1.174                 295,912
                                                                 2003          1.000           1.127                       -

   Multiple Discipline Portfolio - Balanced All Cap Growth
   and Value (10/02)                                             2005          1.115           1.135                 553,993
                                                                 2004          1.088           1.115                 477,801
                                                                 2003          1.000           1.088                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                       UNIT VALUE AT                      NUMBER OF UNITS
                                                                       BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                          YEAR        YEAR          END OF YEAR       END OF YEAR
------------------------------------------------------------- ------- --------------    -------------     ---------------
   Multiple Discipline Portfolio - Global All Cap Growth
   and Value (10/02)                                           2005        1.226           1.275                 340,669
                                                               2004        1.139           1.226                 242,113
                                                               2003        1.000           1.139                       -

   Multiple Discipline Portfolio - Large Cap Growth and
   Value (10/02)                                               2005        1.168           1.181                       -
                                                               2004        1.121           1.168                       -
                                                               2003        1.000           1.121                       -

The Travelers Series Trust
   AIM Capital Appreciation Portfolio (5/01)                   2005        1.180           1.253                       -
                                                               2004        1.135           1.180                       -
                                                               2003        1.000           1.135                       -

   Equity Income Portfolio (4/00)                              2005        1.213           1.238                       -
                                                               2004        1.131           1.213                       -
                                                               2003        1.000           1.131                       -

   Large Cap Portfolio (11/99)                                 2005        1.167           1.238                       -
                                                               2004        1.122           1.167                       -
                                                               2003        1.000           1.122                       -

   Managed Allocation Series: Aggressive Portfolio (6/05)      2005        1.000           1.072                   5,323

   Managed Allocation Series: Conservative Portfolio (8/05)    2005        1.020           1.025                       -

   Managed Allocation Series: Moderate Portfolio (6/05)        2005        1.002           1.041                       -

   Managed Allocation Series: Moderate-Aggressive
   Portfolio (5/05)                                            2005        1.000           1.060                       -

   Managed Allocation Series: Moderate-Conservative
   Portfolio (5/05)                                            2005        1.000           1.032                       -

   Mercury Large Cap Core Portfolio (8/00)                     2005        1.231           1.347                       -
                                                               2004        1.088           1.231                  18,019
                                                               2003        1.000           1.088                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                        UNIT VALUE AT                      NUMBER OF UNITS
                                                                        BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                    PORTFOLIO NAME                            YEAR          YEAR          END OF YEAR       END OF YEAR
----------------------------------------------------------   -------   --------------    -------------     ---------------
MFS Emerging Growth Portfolio (4/00)                          2005          1.215           1.177                       -
                                                              2004          1.104           1.215                       -
                                                              2003          1.000           1.104                       -

MFS Mid Cap Growth Portfolio (5/00)                           2005          1.259           1.267                       -
                                                              2004          1.130           1.259                       -
                                                              2003          1.000           1.130                       -

MFS Total Return Portfolio (6/00)                             2005          1.172           1.178                  41,511
                                                              2004          1.077           1.172                  29,486
                                                              2003          1.000           1.077                       -

MFS Value Portfolio (5/04)                                    2005          1.115           1.159                       -
                                                              2004          1.000           1.115                       -

Mondrian International Stock Portfolio (5/00)                 2005          1.308           1.398                  49,405
                                                              2004          1.157           1.308                  30,740
                                                              2003          1.000           1.157                       -

Pioneer Fund Portfolio (5/03)                                 2005          1.221           1.264                       -
                                                              2004          1.126           1.221                       -
                                                              2003          1.000           1.126                       -

Pioneer Mid Cap Value Portfolio (6/05)                        2005          1.019           1.057                       -

Pioneer Strategic Income Portfolio (5/00)                     2005          1.167           1.181                       -
                                                              2004          1.078           1.167                       -
                                                              2003          1.000           1.078                       -

Strategic Equity Portfolio (11/99)                            2005          1.200           1.196                       -
                                                              2004          1.115           1.200                       -
                                                              2003          1.000           1.115                       -

Style Focus Series: Small Cap Growth Portfolio (5/05)         2005          1.000           1.130                       -

Style Focus Series: Small Cap Value Portfolio (5/05)          2005          0.986           1.103                       -

Travelers Managed Income Portfolio (5/01)                     2005          1.032           1.021                  11,522
                                                              2004          1.028           1.032                       -
                                                              2003          1.000           1.028                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                           UNIT VALUE AT                      NUMBER OF UNITS
                                                                           BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                            YEAR          YEAR          END OF YEAR       END OF YEAR
-------------------------------------------------------------   -------   --------------    -------------     ---------------
   Van Kampen Enterprise Portfolio (8/00)                        2005          1.143           1.203                       -
                                                                 2004          1.127           1.143                       -
                                                                 2003          1.000           1.127                       -

Travelers Series Fund Inc.
   SB Adjustable Rate Income Portfolio - Class I
   Shares (9/03)                                                 2005          0.984           0.983                       -
                                                                 2004          0.996           0.984                       -
                                                                 2003          1.000           0.996                       -

   Smith Barney Aggressive Growth Portfolio (12/99)              2005          1.218           1.327                  33,236
                                                                 2004          1.134           1.218                  13,283
                                                                 2003          1.000           1.134                       -

   Smith Barney High Income Portfolio (5/01)                     2005          1.186           1.188                  20,221
                                                                 2004          1.100           1.186                  11,352
                                                                 2003          1.000           1.100                       -

   Smith Barney Large Capitalization Growth
   Portfolio (11/99)                                             2005          1.144           1.175                  48,861
                                                                 2004          1.167           1.144                  67,241
                                                                 2003          1.000           1.167                       -

   Smith Barney Mid Cap Core Portfolio (11/99)                   2005          1.247           1.319                  32,234
                                                                 2004          1.157           1.247                  32,234
                                                                 2003          1.000           1.157                       -

   Smith Barney Money Market Portfolio (7/00)                    2005          0.978           0.981                 124,934
                                                                 2004          0.993           0.978                 108,037
                                                                 2003          1.000           0.993                       -

Van Kampen Life Investment Trust
   Emerging Growth Portfolio - Class I Shares (4/00)             2005          1.164           1.227                   6,432
                                                                 2004          1.114           1.164                   6,435
                                                                 2003          1.000           1.114                       -

Variable Annuity Portfolios
   Smith Barney Small Cap Growth Opportunities
   Portfolio (5/01)                                              2005          1.392           1.425                       -
                                                                 2004          1.233           1.392                  15,630
                                                                 2003          1.000           1.233                       -

                         CONDENSED FINANCIAL INFORMATION

                                                                           UNIT VALUE AT                      NUMBER OF UNITS
                                                                           BEGINNING OF     UNIT VALUE AT     OUTSTANDING AT
                       PORTFOLIO NAME                            YEAR          YEAR          END OF YEAR       END OF YEAR
-------------------------------------------------------------   -------   --------------    -------------     ---------------
Variable Insurance Products Fund
   Contrafund(R) Portfolio - Service Class (12/99)               2005          1.283           1.464                  78,100
                                                                 2004          1.139           1.283                  49,001
                                                                 2003          1.000           1.139                       -

   Mid Cap Portfolio - Service Class 2 (5/01)                    2005          1.456           1.678                  13,199
                                                                 2004          1.196           1.456                   5,660
                                                                 2003          1.000           1.196                       -

                                      NOTES

The date next to each funding option's name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amount allocated to them or were not available as of December 31, 2005.

"Number of Units outstanding at the end of the period" may include units for Contracts Owners in payout phase, where appropriate.

If a accumulate unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Effective 04/18/2005: Lazard International Stock Portfolio changed its name to Mondrian International Stock Portfolio.

Effective 04/18/2005: Merrill Lynch Large Cap Core Portfolio changed its name to Mercury Large Cap Core Portfolio.

Effective 04/18/2005: AllianceBernstein Premier Growth Portfolio - Class B changed its name to AllianceBernstein Large - Cap Growth Portfolio - Class B.

Effective 04/18/2005: Franklin Small Cap Fund - Class 2 Shares changed its name to Franklin Small-Mid Cap Growth Securities Fund - Class 2 Shares.

Effective 04/18/2005: Merrill Lynch Value Opportunities V.I. Fund - Class III changed its name to Mercury Value Opportunities V.I. Fund - Class III.

Effective 04/18/2005: Merrill Lynch Global Allocation V.I. Fund - Class III changed its name to Mercury Global Allocation V.I. Fund - Class III.

On 02/25/2005, The Travelers Series Trust: MFS Emerging Growth Portfolio was merged into the Traveler Series Trust: MFS Mid Cap Growth Portfolio, and is no longer available as a funding option.

On 02/25/2005, The AIM Equity Fund, Inc.: AIM Constellation Fund - Class A was replaced by the Travelers Series Trust: AIM Capital Appreciation Portfolio, and is no longer available as a funding option.

On02/25/2005, The AllianceBernstein Value Funds: AllianceBernstein Growth and Income Fund - Class A was replaced by the AllianceBernstein Variable Product Series Fund Inc: AllianceBerstein Growth and Income Portfolio - Class B, and is no longer available as a funding option.

On 02/25/2005, The Fidelity Advisor Series I: Advisor growth Opportunities Fund
- Class T was replaced by the Greenwich Street Series Fund: Appreciation Portfolio, and is no longer available as a funding option.

On 02/25/2005, The AIM Equity Funds, Inc: AIM Charter Fund - Class A was replaced by the Greenwich Street Series Fund: Appreciation Portfolio, and is no longer available as a funding option.

On 02/25/2005, The Dreyfus/Laurel Funds, Inc: Dreyfus Disciplined Stock Fund was replaced by the Greenwich Street Series Fund: Equity Index Portfolio - Class II Shares, and is no longer available as a funding option.

On 02/25/2005, The Neuberger Berman Equity Assets: Newberger Berman Guardian Fund Advisor Class was replaced by the American Funds Insurance Series: Growth - Income Fund - Class 2 Shares, and is no longer available as a funding option.

On 02/25/2005, The PBHG Funds: PBHG Growth Fund - Advisor Class was replaced by the Janus Aspen Series: Mid Cap Growth Portfolio - Service Shares, and is no longer available as a funding option.

On 02/25/2005, The Greenwich Street Series Funds: Diversified Strategic Income Portfolio was replaced by the Travelers Series Trust: Pioneer Strategic Income Portfolio, and is no longer available as a funding option.

Putnam Variable Trust: Putnam VT International Equity Fund - Class IB Shares is no longer available to new contract holders.

AllianceBernstein Large - Cap Growth Portfolio - Class B is no longer available to new contract owners.

Franklin Small - Mid Cap Growth Securities Fund - Class 2 Shares is no longer available to new contract owners.

Salomon Brothers Variable All Cap Fund - Class I is no longer available to new contract owners.

Salomon Brothers Variable Small Cap Growth Fund - Class I is no longer available to new contract owners.

Smith Barney Dividend Strategy Portfolio is no longer available to new contract owners.

Smith Barney Premier Selections All Cap Growth Portfolio is no longer available to new contract owners.

Van Kampen LIT Emerging Growth Portfolio - Class I shares is no longer available to new contract owners.

Smith Barney Diversified Strategic Income Portfolio is no longer available to new contract owners.

                                  VINTAGE XTRA
                            VINTAGE XTRA (SERIES II)
                            PORTFOLIO ARCHITECT XTRA

                       STATEMENT OF ADDITIONAL INFORMATION

                METLIFE OF CT FUND BD III FOR VARIABLE ANNUITIES

                      INDIVIDUAL VARIABLE ANNUITY CONTRACT
                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                  ONE CITYPLACE
                        HARTFORD, CONNECTICUT 06103-3415

MIC - Book - 05-09-86                                                   May 2006

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS


(a) The financial statements of the Registrant and the report of Independent Registered Public Accounting Firm thereto are contained in the Registrant's Annual Report and are included in the Statement of Additional Information. The financial statements of the Registrant include:


     (1)  Statement of Assets and Liabilities as of December 31, 2007

     (2)  Statement of Operations for the year ended December 31, 2007

     (3) Statement of Changes in Net Assets for the years ended December 31, 2007 and 2006

     (4)  Notes to Financial Statements


The consolidated financial statements and schedules of MetLife Insurance Company of Connecticut and subsidiaries and the report of Independent Registered Public Accounting Firm, are contained in the Statement of Additional Information. The consolidated financial statements of MetLife Insurance Company of Connecticut and subsidiaries include:


     (1)  Consolidated Balance Sheets as of December 31, 2007 and 2006

     (2) Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005

     (3) Consolidated Statements of Stockholder's Equity for the years ended December 31, 2007, 2006 and 2005

     (4) Consolidated Statements of Cash Flows for the year ended December 31, 2007, 2006 and 2005

     (5)  Notes to Consolidated Financial Statements

     (6)  Financial Statement Schedules

(b)  EXHIBITS


EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
1(a).     Resolution of The Travelers Insurance Company Board of Directors authorizing the establishment of the Registrant. (Incorporated herein by reference to
          Exhibit 1 to Travelers Fund ABD for Variable Annuities' Registration Statement
          on Form N-4, File Nos. 033-65343/811-07465, filed December 22, 1995.)

1(b).     Resolution of The MetLife Insurance Company of Connecticut Board of Directors,
          dated March 24, 2008, authorizing the combining of MetLife of CT Fund BD III for Variable Annuities into MetLife of CT Separate Account Eleven for Variable
          Annuities. (Filed herewith.)

2.        Not Applicable.

3(a).     Form of Distribution and Principal Underwriting Agreement among the
          Registrant, MetLife Insurance Company of Connecticut and MetLife Investors
          Distribution Company. (Filed herewith.)

3(b).     Agreement and Plan of Merger (10-26-06) (MLIDLLC into MLIDC). (Incorporated herein by reference to Exhibit 3(c) to Post-Effective Amendment No. 16 to
          MetLife of CT Fund ABD for Variable Annuities to the Registration Statement on
          Form N-4, File No. 033-65343/811-07465 filed April 4, 2007.)

3(c)      Master Retail Sales Agreement (MLIDC). (Incorporated herein by reference to
          Exhibit 3(d) to Post-Effective Amendment No. 16 to MetLife of CT Fund ABD for
          Variable Annuities to the Registration Statement on Form N-4, File No. 033-
          65343/811-07465 filed April 4, 2007.)

3(d)      Services Agreement between MetLife Investors Distribution Company and MetLife
          Insurance Company of Connecticut and Amendment No. 1 to Services Agreement.
          (Incorporated herein by reference to Exhibit 3(e) to the Post-Effective
          Amendment No. 15 to MetLife of CT Fund BD for Variable Annuities' Registration
          Statement on Form N-4, File Nos. 033-73466/811-08242, filed April 7, 2008.)

4(a).     Variable Annuity Contract. (Incorporated herein by reference to Exhibit 4 to the Registration Statement on Form N-4, File No. 333-70657, filed January 15,
          1999.)


EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
4(b).     Form of Guaranteed Minimum Withdrawal Rider. (Incorporated herein by reference to Exhibit 4 to Post-Effective Amendment No. 4 to the Registration Statement
          on Form N-4, file No. 333-101778, filed November 19, 2004.)

4(c).     Company Name Change Endorsement The Travelers Insurance Company effective May
          1, 2006. (Incorporated herein by reference to Exhibit 4(c) to Post-Effective
          Amendment No. 14 to The Travelers Fund ABD for Variable Annuities to the
          Registration Statement on Form N-4, File No. 033-65343 filed April 6, 2006.)

4(d).     Roth 401 Endorsement. (Incorporated herein by reference to Exhibit 4(d) to
          Post-Effective Amendment No. 14 to The Travelers Fund ABD for Variable
          Annuities to the Registration Statement on Form N-4, File No. 033-65343 filed
          April 6, 2006.)

4(e).     Roth 403(b) Endorsement. (Incorporated herein by reference to Exhibit 4(e) to
          Post-Effective Amendment No. 14 to The Travelers Fund ABD for Variable
          Annuities to the Registration Statement on Form N-4, File No. 033-65343 filed
          April 6, 2006.)

5(a).     Application. (Incorporated herein by reference to Exhibit 5 to Pre-Effective
          Amendment No. 2 to the Registration Statement on Form N-4, File No. 333-70657,
          filed September 29, 1999.)

5(b).     Form of Variable Annuity Application. (Incorporated herein by reference to
          Exhibit 5 to Post-Effective Amendment No. 14 to The Travelers Fund ABD for
          Variable Annuities to the Registration Statement on Form N-4, File No. 033-
          65343 filed April 6, 2006.)

6(a).     Charter of The Travelers Insurance Company, as amended on October 19, 1994.
          (Incorporated herein by reference to Exhibit 6(a) to the Registration
          Statement on Form N-4, File No. 333-40199, filed November 13, 1998.)

6(b).     By-Laws of The Travelers Insurance Company, as amended on October 19, 1994.
          (Incorporated herein by reference to Exhibit 6(b) to the Registration
          Statement on Form N-4, File No. 333-40193, filed November 13, 1998.)

6(c).     Certificate of Amendment of the Charter as Amended and Restated of The
          Travelers Insurance Company effective May 1, 2006. (Incorporated herein by reference to Post-Effective Amendment No. 14 to The Travelers Fund ABD for
          Variable Annuities Registration Statement on Form N-4 , File No. 033-65343
          filed April 6, 2006.)

6(d).     Certificate of Correction of MetLife Insurance Company of Connecticut.
          (Incorporated herein by reference to Exhibit 6(d) to Post-Effective No. 11 to
          MetLife of CT Separate Account Nine for Variable Annuities' Registration
          Statement on Form N-4, File Nos. 333-65926/811-09411, filed on October 31,
          2007.)

7.        Specimen Reinsurance Contract. (Incorporated herein by reference to Exhibit 7 to the Registration Statement on Form N-4 , File No. 333-65942, filed April
          15, 2003.)

8(a).     Form of Participation Agreement. (Incorporated herein by reference to Exhibit
          8 to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4,
          File No. 333-101778 filed April 21, 2005.)

8(b).     Participation Agreement Among Metropolitan Series Fund, Inc., MetLife
          Advisers, LLC, Metropolitan Life Insurance Company, The Travelers Insurance
          Company and The Travelers Life and Annuity Company effective November 1, 2005.
          (Incorporated herein by reference to Exhibit 8(b) to Post-Effective Amendment
          No. 14 to The Travelers Fund ABD for Variable Annuities Registration Statement
          on Form N-4, File No. 033-65343 filed April 6, 2006.)

8(c).     Participation Agreement Among Met Investors Series Trust, Met Investors
          Advisory, LLC, MetLife Investors Distribution Company, The Travelers Insurance
          Company and The Travelers Life and Annuity Company effective November 1, 2005.
          (Incorporated herein by reference to Exhibit 8(c) to Post-Effective Amendment
          No. 14 to The Travelers Fund ABD for Variable Annuities Registration Statement
          on Form N-4, File No. 033-65343 filed April 6, 2006.)

9.        Opinion of Counsel as to the legality of securities being registered. (Filed herewith.)

10.       Consent of Deloitte & Touche LLP, Independent Registered Public Accounting
          Firm. (Filed herewith.)

11.       Not applicable.


EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
12.       Not applicable.

13.       Power of Attorney authorizing Michele H. Abate, John E. Connolly, Jr., James
          L. Lipscomb, Gina C. Sandonato, Myra L. Saul, Paul G. Cellupica and Marie C.
          Swift to act as signatory for Michael K. Farrell, William J. Mullaney, Lisa M.
          Weber, Stanley J. Talbi, and Joseph J. Prochaska, Jr. (Filed herewith.)



ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Principal Business Address:

    MetLife Insurance Company of Connecticut
    1300 Hall Boulevard
    Bloomfield, CT 06002-2910


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ----------------------------------------------------------------
Michael K. Farrell           Director and President
10 Park Avenue
Morristown, NJ 07962

William J. Mullaney          Director
1 Metlife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Lisa M. Weber                Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven A. Kandarian          Executive Vice President and Chief Investment Officer
10 Park Avenue
Morristown, NJ 07962

James L. Lipscomb            Executive Vice President and General Counsel
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Joseph J. Prochaska, Jr.     Executive Vice President and Chief Accounting Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Stanley J. Talbi             Executive Vice President and Chief Financial Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Gwenn L. Carr                Senior Vice President and Secretary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Eric T. Steigerwalt          Senior Vice President and Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

William D. Cammarata         Senior Vice President
18210 Crane Nest Drive
Tampa, FL 33647


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ----------------------------------------------------------------
Elizabeth M. Forget          Senior Vice President
260 Madison Ave
New York, NY 10016

Gene L. Lunman               Senior Vice President
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Roberto Baron                Vice President and Senior Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

S. Peter Headley             Vice President and Assistant Secretary
8717 W. 100(th) Street
Suite 700
Overland Park, KS 62210

Daniel D. Jordan             Vice President and Assistant Secretary
501 Boylston Street
Boston, MA 02116

Bennett D. Kleinberg         Vice President and Actuary
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Christopher A. Kremer        Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Paul L. LeClair              Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Jonathan L. Rosenthal        Vice President and Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

Patrick D. Studley           Vice President and Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jeffrey N. Altman            Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven J. Brash              Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Herbert B. Brown             Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Vincent Cirulli              Vice President
10 Park Avenue
Morristown, NJ 07962

Deirdre E. Curran            Vice President
300 Davidson Ave.
Somerset, NJ 08873


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ----------------------------------------------------------------
James R. Dingler             Vice President
10 Park Avenue
Morristown, NJ 07962

Judith A. Gulotta            Vice President
10 Park Avenue
Morristown, NJ 07962

Gregory M. Harrison          Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

C. Scott Inglis              Vice President
10 Park Avenue
Morristown, NJ 07962

James W. Koeger              Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

Joseph J. Massimo            Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Daniel A. O'Neill            Vice President
8717 W. 110(th) Street
Suite 700
Overland Park, KS 62210

Mark S. Reilly               Vice President and Illustration Actuary
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Mark J. Remington            Vice President
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Ragai A. Roushdy             Vice President
10 Park Avenue
Morristown, NJ 07962

Kevin M. Thorwarth           Vice President
10 Park Avenue
Morristown, NJ 07962

Mark. H. Wilsmann            Vice President
10 Park Avenue
Morristown, NJ 07962



ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of MetLife Insurance Company of Connecticut under Connecticut insurance law. The Depositor is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. No person is controlled by the Registrant. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                                AS OF SEPTEMBER 30, 2008

The following is a list of subsidiaries of MetLife, Inc. updated as of September 30, 2008. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Vermont (VT)

      5.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     6.     Plaza Drive Properties, LLC (DE)

     7.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

O.    MetLife Investors Insurance Company (MO)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99913% is owned by MetLife International Holdings, Inc. and 0.00087% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Participacoes Ltda.(Portugal) - 99% is owned by MetLife International Holdings, Inc. and 1% is owned by Natiloportem Holdings, Inc.


      6. MetLife Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.


      7. MetLife Insurance Company of Korea Limited (South Korea)- 14.64% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 85.36% is owned by Metlife International Holdings, Inc.


      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14.   MetLife Insurance S.A./NV (Belgium)

      15.   MetLife Services Limited (United Kingdom)

      16.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Services (Singapore) PTE Limited (Australia)

      17. MetLife Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by Natiloportem Holdings, Inc.

      18. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      19. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by MetLife Seguros de Retiro SA.


      20.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Metropolitan Realty Management, Inc. (DE)

      18.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      19.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      20.   Bond Trust Account A (MA)

      21.   MetLife Investments Asia Limited (Hong Kong).

      22. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      23. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      24.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

      25.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

      26.   Corporate Real Estate Holdings, LLC (DE)

      27. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      28.   MetLife Tower Resources Group, Inc. (DE)

      29.   Headland - Pacific Palisades, LLC (CA)

      30. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      31.   Krisman, Inc. (MO)

      32.   Special Multi-Asset Receivables Trust (DE)

      33.   White Oak Royalty Company (OK)

      34.   500 Grant Street GP LLC (DE)

      35. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      36.   MetLife Canada/MetVie Canada (Canada)

      37.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      38.   Euro CL Investments LLC (DE)

      39.   MEX DF Properties, LLC (DE)

      40. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      41.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      42.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      43.   MLIC Asset Holdings, LLC (DE)

      44.   85 Brood Street LLC (CT)

      45.   575 Fifth Avenue LLC (DE)


V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X.    MetLife Capital Trust IV (DE)


Y.    MetLife Insurance Company of Connecticut (CT)

      1.    MetLife Property Ventures Canada ULC (Canada)


      2. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      3.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Investments Highland Park, LLC (DE)

      5.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      6.    MetLife Canadian Property Ventures LLC (NY)

      7.    Euro TI Investments LLC (DE)

      8.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      9. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      10.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  2)    Tower Square Securities Insurance Agency of
                        Ohio, Inc. (OH) 99% is owned by Tower Square Securities, Inc.

      11.   TIC European Real Estate LP, LLC (DE)

      12.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               (i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      13.   Travelers International Investments Ltd. (Cayman Islands)

      14.   Euro TL Investments LLC (DE)

      15.   Corrigan TLP LLC (DE)

      16.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      17. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      18.   Tribeca Distressed Securities, L.L.C. (DE)

      19.   MetLife Investors USA Insurance Comapny (DE)


Z.    MetLife Reinsurance Company of South Carolina (SC)

AA.   MetLife Investment Advisors Company, LLC (DE)

BB.   MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

CC.   MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           (i)   MetLife Services East Private Limited (India)


           (ii) MetLife Global Operations Support Center Private Limited - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.


DD.   SafeGuard Health Enterprises, Inc. (DE)

      1.   SafeGuard Dental Services, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

EE.   MetLife Capital Trust X (DE)

FF.   Cova Life Management Company (DE)

GG.   MetLife Reinsurance Company of Charleston (SC)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7

ITEM 27. NUMBER OF CONTRACT OWNERS


As of October 31, 2008, there were 248 qualified contracts and 411 non-qualified contracts of Vintage XTRA Annuity; there were 501 qualified contracts and 325 non-qualified contracts of Portfolio Architect XTRA; and there were 1,009 qualified contracts and 1,182 non-qualified contracts of Vintage XTRA-Series II offered by the Registrant.


ITEM 28. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

(a)  MetLife Investors Distribution Company
     5 Park Plaza, Suite 1900
     Irvine, CA 92614

MetLife Investors Distribution Company also serves as principal underwriter and distributor for the following investment companies (other than the Registrant):

MetLife of CT Separate Account QPN for Variable Annuities
MetLife of CT Fund UL for Variable Life Insurance,
MetLife of CT Fund UL III for Variable Life Insurance
Metropolitan Life Variable Annuity Separate Account I
Metropolitan Life Variable Annuity Separate Account II
Met Investors Series Trust
MetLife Investors Variable Annuity Account One
MetLife Investors Variable Annuity Account Five
MetLife Investors Variable Life Account One
MetLife Investors Variable Life Account Five
MetLife Investors USA Separate Account A
MetLife Investors USA Variable Life Account A
First MetLife Investors Variable Annuity Account One
General American Separate Account Eleven
General American Separate Account Twenty-Eight
General American Separate Account Twenty-Nine
General American Separate Account Two
Security Equity Separate Account Twenty-Six
Security Equity Separate Account Twenty-Seven
Metropolitan Life Separate Account E
Metropolitan Life Separate Account UL
Metropolitan Tower Life Separate Account One
Metropolitan Tower Life Separate Account Two
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D
Metropolitan Series Fund, Inc.

(b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are officers and managers of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ----------------------------------------------------------------
Michael K. Farrell           Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham             Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta           Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul A. Sylvester            President, National Sales Manager- Annuities & LTC
10 Park Avenue
Morristown, NJ 07962


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ----------------------------------------------------------------
Elizabeth M. Forget          Executive Vice President, Investment Fund Management & Marketing
260 Madison Avenue
New York, NY 10016

Paul A. LaPiana              Executive Vice President, National Sales Manager-Life
5 Park Plaza
Suite 1900
Irvine, CA 92614

Richard C. Pearson           Executive Vice President, General Counsel and Secretary
5 Park Plaza
Suite 1900
Irvine, CA 92614

Andrew Aiello                Senior Vice President, Channel Head-National Accounts
5 Park Plaza
Suite 1900
Irvine, CA 92614

Jeffrey A. Barker            Senior Vice President, Channel Head-Independent Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Douglas P. Rodgers           Senior Vice President, Channel Head-LTC
10 Park Avenue
Morristown, NJ 07962

Myrna F. Solomon             Senior Vice President, Channel Head-Banks
501 Boylston Street
Boston, MA 02116

Leslie Sutherland            Senior Vice President, Channel Head-Broker/Dealers
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

John C. Kennedy              Senior Vice President, Channel Head-Wirehouse
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Curtis Wohlers               Senior Vice President, Channel Head-Planners
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jay S. Kaduson               Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Eric T. Steigerwalt          Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Peter Gruppuso               Vice President, Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

Debora L. Buffington         Vice President, Director of Compliance
5 Park Plaza
Suite 1900
Irvine, CA 92614


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ----------------------------------------------------------------
David DeCarlo                Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Charles M. Deuth             Vice President, National Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul M. Kos                  Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Deron J. Richens             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Cathy Sturdivant             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paulina Vakouros             Vice President
260 Madison Avenue
New York, NY 10016


(c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:


                                                  (2)
                  (1)                      NET UNDERWRITING          (3)              (4)
           NAME OF PRINCIPAL                 DISCOUNTS AND     COMPENSATION ON     BROKERAGE             (5)
              UNDERWRITER                     COMMISSIONS         REDEMPTION      COMMISSIONS    OTHER COMPENSATION
           -----------------               ----------------    ---------------    -----------    ------------------
MetLife Investors Distribution
  Company..............................      $128,299,602             $0               $0                $0



ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

MetLife Insurance Company of Connecticut




1300 Hall Boulevard





Bloomfield, CT 06002-2910


ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The MetLife Insurance Company of Connecticut hereby represents:

(a) That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MetLife Insurance Company of Connecticut.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Morristown, and State of New Jersey, on this 20th day of November 2008.


          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                                  (Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                   (Depositor)


                                        By:      /s/ MICHAEL K. FARRELL

                                            ------------------------------------
                                                Michael K. Farrell, President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 20th day of November 2008.




         /s/ *MICHAEL K. FARRELL                  President and Director
---------------------------------------------
             (Michael K. Farrell)

          /s/ *STANLEY J. TALBI                   Executive Vice President and Chief
---------------------------------------------        Financial Officer
              (Stanley J. Talbi)

      /s/ *JOSEPH J. PROCHASKA, JR.               Executive Vice President and Chief
---------------------------------------------        Accounting Officer
          (Joseph J. Prochaska, Jr.)

        /s/ *WILLIAM J. MULLANEY                  Director
---------------------------------------------
            (William J. Mullaney)

           /s/ *LISA M. WEBER                     Director
---------------------------------------------
               (Lisa M. Weber)




                                        By:       /s/ MICHELE H. ABATE
                                            ------------------------------------
                                             Michele H. Abate, Attorney-in-Fact
* MetLife Insurance Company of Connecticut. Executed by Michele H. Abate on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  EXHIBIT INDEX


1(b)   Board Resolutions

3(a)   Form of Distribution and Principal Underwriting Agreement

9      Opinion of Counsel

10     Consent of Deloitte & Touche LLP

13     Powers of Attorney